Form 20-F
period 2002-12-31
RIT TECHNOLOGIES LTD
filed 2003-06-30
CIK 1041844

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002.

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___ to ____

Commission file number: 333-7180

RiT TECHNOLOGIES LTD.

(Exact name of Registrant as specified in its charter)

Israel

24 Raoul Wallenberg Street, Tel Aviv, Israel

(Jurisdiction of incorporation or organization)

(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Ordinary Shares, par value NIS 0.1 per share

(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2002, the issuer had 8,927,352 Ordinary Shares issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  x  No __

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 __ Item 18 x

#

INTRODUCTION

Unless indicated otherwise by the context, all references in this Annual Report to “we”, “us”, “our”, “RiT”, the “Registrant” or the “Company” refer to RiT Technologies Ltd. and its wholly owned subsidiaries.  References to "dollars" or “$” are to United States Dollars. References to the "Companies Law" or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999. References to "enterprise" and "carrier" relate to the sectors we formerly identified as "datacom" and "telecom."

Part I

Item 1

Identity of Directors, Senior Management and Advisors

3

Item 2

Offer Statistics and Expected Timetable

3

Item 3

Key Information

3

        A

   Selected Financial Data

3

        B

   Capitalization and Indebtedness

5

        C

   Reasons for the Offer and Use of Proceeds

5

        D

   Risk Factors

5

Item 4

Information on the Company

13

        A

   History and Development of the Company

13

        B

   Business Overview

13

        C

   Organizational Structure

21

        D

   Property, Plants and Equipment

21

Item 5

Operating and Financial Review and Prospects

21

        A

   Results of Operations

21

        B

   Liquidity and Capital Resources

25

        C

   Research and Development, Patents and Licenses

26

        D

   Trend Information

28

Item 6

Directors, Senior Management and Employees

30

        A

   Directors and Senior Management

30

        B

   Compensation

33

        C

   Board Practices

33

        D

   Employees

36

        E

   Share Ownership

37

Item 7

Major Shareholders and Related Party Transactions

37

        A

   Major Shareholders

37

        B

   Related Party Transactions

38

        C

   Interests of Experts and Counsel

38

Item 8

Financial Information

39

        A

   Consolidated Statements and Other Financial Information

39

        B

   Significant Changes

39

Item 9

The Offer And Listing

39

        A

   Share History

39

        B

   Plan of Distribution

40

        C

   Markets

40

        D

   Selling Shareholders

40

        E

   Dilution

40

        F

   Expenses of the Issue

40

Item 10

Additional Information

40

        A

   Share Capital

40

        B

   Memorandum and Articles of Association

40

        C

   Material Contracts

44

        D

   Exchange Controls

44

        E

   Taxation

45

        F

   Dividends and Paying Agents

51

        G

   Statements by Experts

51

        H

   Documents on Display

51

        I

   Subsidiary Information

52

Item 11

Quantitative and Qualitative Disclosures about Market Risk

52

Item 12

Description of Securities Other Than Equity Securities

52

Part II

Item 13

Defaults, Dividend Averages and Delinquencies

52

Item 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

52

Item 15

Controls and Procedures

52

Item 16

[Reserved]

53

Part III

Item 17

Financial Statements

53

Item 18

Financial Statements

53

Item 19

Exhibits

53

PART I

ITEM 1 – IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 – OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3 – KEY INFORMATION

3.A.

Selected Financial Data

We have derived the following selected consolidated balance sheet data as of December 31, 2001 and 2002 and the selected consolidated operating data for each of the years ended December 31, 2000, 2001 and 2002 from our audited consolidated financial statements and notes included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 and the selected consolidated operating data for the years ended as of December 31, 1998 and 1999 have been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements for the year ended December 31, 2002, have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Our consolidated financial statements for the years ended December 31, 2001 and December 31, 2000, have been reclassified to conform with U.S. GAAP.

Based on U.S. GAAP guidelines as of 2001, we have reclassified royalties paid to the Israeli Ministry of Industry and Trade, Office of the Chief Scientist of the State of Israel and have begun reporting them as “Cost of Sales” rather than as “Research and Development Costs, Net.” For comparison purposes, all previous period information has been reclassified.

You should read the following selected consolidated financial data together with “Item 5. - Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data

Year Ended December 31,
	1998**	1999**	2000**	2001**	2002

	(U.S. Dollars in thousands, except per share data)

US GAAP
Sales	$26,548	$23,002	$38,628	$39,225	$18.424
Cost of sales	16,234	15,162	20,018	19,696	11,080
Gross profit	10,314	7,840	18,610	19,529	7,344
Operating cost and expenses:
Research and development, gross	4,090	3,861	4,610	5,033	4,177
Less - royalty-bearing participation	1,162	1,277	672	165	264
Research and development, net	2,928	2,584	3,938	4,868	3,913
Sales and marketing, net	7,004	7,147	10,030	10,319	7,846
General and administrative	1,623	3,263	2,315	2,962	2,591
Total operating expenses	11,555	12,994	16,283	18,149	14,350

Operating income (loss)	(1,241)	(5,154)	2,327	1,380	(7,006)
Financial income, net	487	195	226	408	96
Net income (loss) for the year	$(754)	$ (4,959)	$2,553	$1,788	$(6,910)

Earnings (Loss) Per Share

Basic earnings (loss) per share	$(0.09)	$ (0.57)	$0.29	$0.20	(0.78)
Diluted earnings (loss) per share	$(0.09)	$(0.57)	$0.27	$0.20	$(0.78)

Weighted average number of shares used to compute Basic earnings (loss) per share	8,790,466	8,632,727	8,752,001	8,884,533	8,910,352

Weighted average number of shares used to compute Diluted earnings (loss) per share	8,790,466	8,632,727	9,600,970	9,117,980	8,910,352

Balance Sheet Data

December 31,
	1998**	1999**	2000**	2001**	2002

(U.S. Dollars in thousands, except per share data)
U.S. GAAP:
Working capital	$19,566	$15,075	$17,974	$20,064	$13,381
Total assets	28,071	23,494	34,408	29,713	19,723
Shareholders' equity	$20,144	$15,421	$18,266	$20,274	$13,434

** Reclassified to conform with US GAAP.

#

The exchange rate between New Israeli Shekel (“NIS”) and U.S dollar published by the Bank of Israel as of May 31, 2003 was NIS 4.373 to the dollar. The exchange rate has fluctuated during the period from December 2002 through May 2003 from a high of NIS 4.924 to the U.S. dollar to a low of NIS 4.373 to the U.S. dollar. The average high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

Month	High	Low
	1 U.S. dollar =	1 U.S. dollar =

December 2002	4.791	4.632
January 2003	4.898	4.769
February 2003	4.924	4.837
March 2003	4.849	4.687
April 2003	4.658	4.521
May 2003	4.577	4.373

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

Period	Exchange Rate
January 1, 1998 – December 31, 1998	3.810 NIS/$1
January 1, 1999 – December 31, 1999	4.154 NIS/$1
January 1, 2000 – December 31, 2000	4.067 NIS/$1
January 1, 2001 – December 31, 2001	4.205 NIS/$1
January 1, 2002 – December 31, 2002	4.734 NIS/$1

3.B.

Capitalization and Indebtedness

Not applicable.

3.C.

Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.

Risk Factors

This Form 20-F contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•

expectations as to the timing of profitability, and the adequacy of our cash balances and cash flow from operations to support our operations for specified periods of time;

•

expectations as to the timing of raising additional financing;

•

statements as to expected increases in sales, operating results and certain expenses, including research and development and sales and marketing expenses;

•

expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;

•

expectations that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders;

•

estimates of the impact of changes in currency exchange rates on our operating results;

•

expectations as to the adequacy of our inventory of critical components and finished products;

•

expectations that our markets will continue to grow;

•

expectations that our products will remain accepted within their respective markets and will not be replaced by new technology;

•

expectations that competitive conditions within our markets will not change materially or adversely;

•

expectations that we will retain key technical and management personnel;

•

expectations that our forecasts will accurately anticipate market demand;

•

expectations as to the adequacy of our manufacturing facilities and the timing of any expansion; and

•

statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new Israeli tax and corporate legislation may have on our operations.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  All forward-looking statements in this Form 20-F reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

We may experience significant fluctuations in our quarterly financial performance.

Because of the purchasing patterns of the users of our products, the rapid rate of technological change in the industry in which we operate and the high level of competition that we encounter, there can be no assurance that our sales will increase or that we will be profitable on a quarterly or annual basis in the future. Our quarterly results of operations may be subject to significant fluctuations due to several factors, including the size, timing and shipment of orders; customer budget cycles and budgetary freezes due to the current market slowdown; the timing of introductions of new products or product upgrades by us and our competitors; customer order deferrals in anticipation of new products or product upgrades; the mix of product sales; software and hardware development problems; product quality problems; product pricing; our effective provision of customer support; the relatively low level of general business activity during the summer months in the European market; and other factors.

Moreover, because end-users of our enterprise solutions typically request delivery within two weeks of placement of their orders, a majority of our sales in each quarter have resulted from orders placed in that quarter. The deferral of any large order from one quarter to another could materially adversely affect our results of operations for the former quarter.

For the foregoing reasons, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and that our results of operations in any particular quarter should not be relied upon as indications of future performance. See "Item 5 – Operating and Financial Review and Prospects."

We have experienced a decrease in sales and we may continue to do so.

The enterprise solutions market has shown indications of a slowdown since the latter part of 2000, which continued throughout 2001 and 2002 and into 2003. The slowdown has affected our enterprise solutions sales to some degree and may continue to do so in the future.

Our carrier solutions have been designed for sale to telephone companies, or telcos, which traditionally have made a relatively large portion of their equipment purchases during the fourth quarter of each year. Due to the telecommunications market slowdown which began in the latter part of 2000 and continued throughout 2001 and 2002, some telcos have instituted budgetary freezes or postponements, which have deferred potential orders from one quarter to another, and could result in a deferral for a longer period or in the failure to realize such potential orders. This affected our financial results for 2002 and the first quarter of 2003 and if this trend continues, our financial results could be materially adversely affected.

Although we have taken measures to reduce our operating expenses, there is no guarantee that our sales in any quarter will correspond to the expenses incurred in the same quarter. If this should occur, our financial results for that quarter could be materially adversely affected.

If our operations do not generate cash to the extent we currently anticipate, or we grow more rapidly than currently anticipated, our liquidity could be adversely affected.

At December 31, 2002, we had cash, cash equivalents and marketable securities of approximately $6.7 million. We believe that cash generated from operations, our cash, cash equivalents and time deposit balances will provide sufficient cash resources to finance our operations and the projected expansion of our marketing and research and development activities for the fiscal year of 2003, however, if our operations do not generate cash to the extent we currently anticipate, or we grow more rapidly than currently anticipated, it is possible that we would require more funds than anticipated.

We may need to raise financing in the future.  If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

As a result of the net losses during the year ended December 31, 2002, we used approximately $3.4 million in cash during that period.  We took steps during 2002 to align our business and cost structure with the changing marketplace and to reduce our cash burn. During 2003, we continued to monitor the situation, with the objective of maintaining the same levels of cash. If our revenues in future periods do not increase from the level we experienced in the quarter ended March 31, 2003, we would consider further cost reduction measures.  We do not know whether additional financing will be available when needed, or whether it will be available on terms favorable to us.  If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

We depend upon independent distributors and representatives to sell our products to customers. If our distributors and representatives do not succeed in selling our products, our revenues will suffer.

Outside the United States, we sell our enterprise solutions primarily to independent distributors for resale to integrators or directly to end-users. In the United States, we sell such products and solutions primarily through integrators and distributors engaged by our wholly owned subsidiary, RiT Technologies, Inc. (“RiT Inc.”). We are highly dependent upon acceptance of our products and solutions by such distributors and integrators and their active marketing and sales efforts relating to our products and solutions. Except for one affiliated distributor in Israel, the distributors to whom we sell our products and solutions are independent of us. Moreover, a substantial majority of our distributors are neither obligated to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products and solutions. Increasing competition among providers of products or solutions competitive with ours has strengthened the position of our distributors and other customers to negotiate favorable terms of sale. Under such conditions, our operating results could be materially adversely affected.

Certain of our distributors are permitted to sell competing products or solutions, and there can be no assurance that any of them will continue, or give a high priority to, marketing and supporting our products or solutions. Certain of our distributors are the only entities engaged in the distribution of our products or solutions in their respective geographical areas. Our results of operations could be materially adversely affected by changes in the financial condition of a distributor, which could occur rapidly, or by other changes in the business or marketing strategies of the distributor. There can be no assurance that we will retain our current distributors, nor can there be any assurance that, if we terminate or lose any of our distributors, we will be successful in replacing such distributors on a timely basis or at all with another suitable distributor. Any such changes in our distribution channels, and particularly the loss of a major distributor, could materially adversely affect our business, financial condition and operating results.

Our products generally have long sales cycles, which increases our costs in obtaining orders and reduces the predictability of our earnings.

The market for our carrier solutions consists of telcos. Because of the large size and institutional nature of most telcos and the degree of governmental regulation to which they are often subject, enterprises (such as ourselves) which seek to market their products and services to telcos must often engage in sales efforts over an extended period of time, even years, and provide a significant level of education to prospective telco customers regarding the use and benefits of such products or services. As a result, sales of carrier solutions to telcos require a lengthy sales cycle from the commencement of marketing efforts to the consummation of an actual transaction and may involve significant expenditures which may not be offset (on a timely basis or at any time) by revenues.

We must develop new products and enhancements to existing products to remain competitive. If we fail to develop new products and product enhancements on a timely basis, we may lose market share.

The markets for our products are characterized by rapidly changing technology, changing customer requirements, relatively short product life cycles, evolving industry standards and frequent new product introductions. Changes in technologies, customer requirements and industry standards and new product introductions by our existing competitors or by new market entrants could reduce the markets for our products or require us to develop new products. In addition, new or enhanced products developed by other companies could be incompatible with our products. For example, the successful development and widespread deployment of wireless communications systems could have a material adverse effect upon our ability to sell our enterprise solutions or carrier solutions. Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive. We are currently evaluating a number of potential products, some of which will endeavor to address emerging technologies. There can be no assurance that we will be successful in identifying new technologies, that our potential products will be successful or profitable or that we will not encounter technical or other difficulties that could delay the introduction of these or other new or enhanced products in the future.

As a result of the need to develop new and enhanced products, we expect to continue making substantial investments in research and development. Some of our research and development activities may relate to long-term projects, and revenues from products resulting from these activities may not be received for a substantial time, if at all. If we are unable to introduce new or enhanced products on a timely and cost-effective basis and to gain market acceptance for such products, our business, financial condition and results of operations may be materially adversely affected.

Products as complex as certain of our products sometimes contain undetected errors or "bugs," which can cause delays in product introductions or require design modifications. In addition, it often takes several months before the manufacturing costs of new products stabilize, which may adversely affect operating results during this period.

From our inception through 1999, revenues from the sale of our enterprise solutions accounted for a substantial majority of our total revenues. In 2000 and 2001, total revenues were more evenly divided between revenues from the sale of enterprise and carrier solutions. In 2002, the decline in the telecom market adversely affected sales of our carrier solutions and our enterprise solutions again accounted for a substantial majority of our total revenues. There can be no assurance that we will be successful in developing, introducing or marketing improvements to our products. A lack of market acceptance of any of our products as a result of competition, technological change or other factors could have a material adverse effect on our business, financial condition and results of operations.

Some of our competitors have greater resources than us, which may limit our ability to effectively compete with them.

The markets for our products and solutions are very competitive and we expect that competition will increase in the future. Increased competition, direct and indirect, could adversely affect our revenues and profitability through pricing pressure, loss of market share and other factors. Many of our competitors are far larger, have substantially greater resources (including financial, technological, manufacturing and marketing and distribution capabilities) and are much more widely recognized than we are. These characteristics may provide a substantial advantage to our competitors in the eyes of end-users of enterprise and carrier solutions, who typically rely upon such products and solutions to perform or support critical functions. There can be no assurance that we will be able to compete successfully against existing or new competitors, as the market for our products and solutions evolves and the level of competition increases. Moreover, there can be no assurance that we will be able to differentiate our products and solutions from the products and solutions of our competitors or to develop or introduce successfully new products and solutions that are less costly or offer better performance than those of our competitors. In addition, our existing and prospective competitors may have established, or may establish in the future, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete.

Our share price has decreased significantly and could continue to fluctuate significantly.

The market price for our ordinary shares has been volatile. Our share price has decreased significantly in the last three years. If revenues or earnings in any quarter fail to meet the investment community’s expectations, there could be an immediate impact on our share price.  Our share price may also be affected by broader market trends or the economic and political situation in the Middle East and worldwide.

We may not satisfy the Nasdaq National Market’s requirements for continued listing.  If we cannot satisfy these requirements, the Nasdaq could delist our ordinary shares.

Our ordinary shares are listed on the Nasdaq National Market, or Nasdaq, under the symbol RITT.  To continue to be listed on Nasdaq, we need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share and a minimum market value of our publicly held shares, or MVPHS, of at least $5.0 million.  From time to time, during 2002 and into 2003, our ordinary shares have had a bid price of less than $1.00 per share.  In addition, in January 2003, we received notice from Nasdaq that we are not in compliance with the MVPHS condition. In March 2003, Nasdaq withdrew all proceedings regarding the delisting of our ordinary shares since our MVPHS exceeded $5.0 million for ten consecutive business days.  Based on our current amount of publicly held shares, if our share price drops below a closing inside bid price of $1.02 per share for a period of 30 consecutive days, and we cannot return to compliance, we could receive another notice of non-compliance, which could lead to the delisting of shares.

Accordingly, we cannot assure you that we will continue to satisfy the minimum bid, MVPHS or other continued listing requirements of Nasdaq in the future. If we are delisted from Nasdaq, trading in our ordinary shares may be conducted in the Nasdaq SmallCap Market (if we satisfy the continued listing requirements for such market) or, if available, the “OTC Bulletin Board Service” or, if available, another market.  As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares. For details of the high and low market price of our shares over recent years see Item 9 – “Offer and Listing” under the caption “Share Price History”.

Our failure to manage our expansion or contraction effectively could impair our business.

From 1989 to 2000, we grew in both the scope and the magnitude of our operations. In 2001 and 2002, we experienced work force reductions and cost-cutting measures following decreased sales. These changes placed a significant strain on our management, operational, financial and other resources. Any future growth or contraction may increase this strain. Furthermore, all or a portion of the expenses associated with any expansion of our operations may be incurred prior to the generation of any associated revenues, and the savings associated with cutbacks may not be realized prior to the decrease in associated revenues.

If our suppliers and subcontractors are not able to provide us with adequate supplies of certain components used in our products, we may not be able to deliver sufficient quantities of our products to satisfy demand.

Certain components used in our products and solutions are presently available from, or supplied by, only one source and certain other components are only available from limited sources. Although we generally do not have long-term supply contracts with our existing suppliers, we have generally been able to obtain supplies of components in a timely manner and upon acceptable terms. There can be no assurance that delays in key component or product deliveries will not occur in the future due to shortages resulting from the limited number of suppliers or the financial condition or other difficulties of such suppliers. Any inability to obtain sufficient key components or to develop alternative sources for such components, if and as required in the future, could result in delays, interruptions or reductions in product shipments, which could have a material adverse effect on our customer relationships and, in turn, on our business and results of operations.

Our success depends on our ability to attract, train and retain highly qualified sales, technical and customer support personnel.

To manage future growth effectively, we must expand our operational, management and financial functions; train, motivate, manage and retain our employees; and hire additional personnel. In Israel, where our manufacturing, research and development, marketing and sales facilities are located, even in face of recent market conditions, there is still demand for qualified hardware and software engineers and sales personnel, with specific fields of expertise, and the competition to attract and retain such engineers and personnel is still strong.

There can be no assurance that we will be successful in attracting, assimilating or retaining, on a timely basis and at a reasonable cost, all the personnel that we may require, or that we will not encounter difficulties as we integrate new personnel into our operations. Our inability to integrate such personnel into our operations or to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our profitability could suffer if third parties infringe upon our proprietary technology or if our products infringe on the intellectual property rights of others.

Our success is highly dependent upon our proprietary technology. We rely on a combination of patents, patent applications, contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development or sale by others of our technology or of products or solutions with features based upon, or otherwise similar to, our own. In addition, although we believe that our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, there can be no assurance that we do not and will not so infringe or that third parties will not assert infringement claims against us in the future. In the case of infringement, we would, under certain circumstances, be required to modify our products or intellectual property or obtain a license to permit their continued use. There can be no assurance that we would be able to do either in a timely manner or upon acceptable terms and conditions, and any failure to do so could have a material adverse effect on us. In addition, if future litigation were to become necessary to protect trade secrets, know-how or other proprietary rights owned by us, to defend us against claimed infringement of the rights of others or to determine the scope and validity of our proprietary rights or those of others, such litigation could result in substantial cost to and diversion of efforts by us. Adverse determinations in any such litigation or proceedings also could subject us to significant liabilities to third parties and could prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on us. There can be no assurance that we will have the resources to defend or prosecute a proprietary rights infringement action.

In addition, the laws of foreign jurisdictions where we sell and seek to sell our products may afford little or no protection of our intellectual property rights.  We cannot assure you that the protection provided to our intellectual property rights by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law.  We also cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

The conditions in the many countries in which we sell our products could affect our ability to deliver our products or collect payment.

We currently market our products and solutions in about 60 countries and are subject to many risks associated with international sales, including limitations and disruptions resulting from the imposition of government controls, national standardization and certification requirements, export license requirements, economic or political instability, trade restrictions, changes in tariffs, currency fluctuations and difficulties in managing international operations. Any of these risks could have a material adverse effect on our ability to deliver our products, solutions and services on a competitive and timely basis, or to collect payments from customers in these countries and on the results of our operations. Although we have not heretofore encountered significant difficulties in connection with the sale of our products and solutions in international markets, there is no assurance that we will not encounter such difficulties in the future or that one or more of these factors will not have a material adverse effect on our business, financial condition and results of operations.

We may be subject to possible warranty claims from our customers.

Our product warranties permit customers to return for repair any products deemed to be defective. It is the Company's policy to grant a warranty for periods ranging from 12 to 18 months. This policy does not apply to the SMART Cabling System, SMART GIGA Cabling System and CLASSIX Cabling Systems, which when installed by a Certified Cabling Installer, and registered by us, are granted 15 year and 20 year system warranties respectively. These warranty periods are customary in the structured cabling industry, but significantly longer than product warranties generally offered in other industries. Although no material warranty claims have been asserted against us in the past with respect to our structured cabling products, there is no assurance that such claims will not be asserted in the future. If asserted, such claims may have a material adverse effect on our business, financial condition and results of operation.

Messrs. Yehuda and Zohar Zisapel beneficially own approximately 31.2% of our ordinary shares and may therefore be able to exercise control over the outcome of matters requiring shareholder approval.

 As of May 31, 2003, Messrs. Yehuda Zisapel and Zohar Zisapel (who are brothers) will beneficially own, in the aggregate, approximately 31.2% of the outstanding Ordinary Shares. Such shareholders may be in a position to control the adoption of various corporate resolutions, including the election of our directors and the approval of change in control transactions. Consequently, this may make certain transactions more difficult and may result in delaying or preventing a change in control of RiT, including the election of our directors and the approval of change in control transactions.

We may be affected by transactions with related parties from the RAD-Bynet Group.

We are engaged in transactions with companies controlled by Messrs. Yehuda Zisapel and Zohar Zisapel. We believe that such transactions are beneficial to us and are generally conducted upon terms which are no less favorable to us than would be available to us from unaffiliated third parties. We may continue to engage in transactions with such affiliates on such bases and terms. It is possible that direct or indirect competition between us and one or more of such affiliates will develop in the future. Moreover, opportunities to develop, manufacture or sell new products and solutions, or otherwise enter new fields, may arise in the future. Such opportunities might be pursued by one or more of such affiliates to our exclusion or in competition with us.

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

We are organized under the laws of the State of Israel and a substantial portion of our assets, and our principal operations, are located in Israel. Consequently, our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. We could be adversely affected if major hostilities involving Israel should occur or if trade between Israel and its present trading partners is curtailed.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and the Arab countries in the region. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a high level of violence between Israel and the Palestinians. The hostilities between Israel and the Palestinians intensified in mid-2002 and led to a crisis in the entire peace process and have strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world.  Any future armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations. In addition, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of the recent increase in hostilities.  These restrictive laws and policies may harm the expansion of our business.  We cannot predict whether a full resolution of these problems will be achieved, the nature of any such resolution or any consequences that any of these factors may have on the Israeli economy or us.

Results of operations may be negatively affected by the obligation of some of our key personnel to perform military service.

Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually. In addition, in the event of a military conflict in the region, including the ongoing conflict with the Palestinians, these persons could be required to serve in the military for extended periods of time.  This could disrupt our operations and harm our business.

We participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits may be terminated or reduced in the future.

We receive tax benefits under Israeli law for capital investments that are designated as "Approved Enterprises." To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The Israeli government has reduced the benefits available under this program in recent years and has indicated that it may reduce or eliminate these benefits in the future. These tax benefits may not continue in the future at their current levels or at any level. The termination or reduction of these tax benefits could seriously harm our business, financial condition and results of operations. For more information about Approved Enterprises, see Item 10E – “Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959” below and Note 7(B) to the financial statements.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade for research and development programs and we may apply for further grants in the future. According to Israeli law, any products developed with these grants are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. As a condition to obtaining this approval, we may be required to pay the Office of the Chief Scientist up to 300% of the grants we received. In addition, we are prohibited from transferring the technology developed with these grants to third parties without the prior approval of a governmental committee.  For more information about grants from the Office of the Chief Scientist, see Item 5C – “Research and Development, Patents and Licenses” below.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our Israeli auditors or to assert U.S. securities laws claims in Israel.

Service of process upon us, our Israeli subsidiaries and affiliates, and upon our directors and officers and our Israeli auditors, substantially all of whom reside outside the United States, may be difficult to obtain within the United States.  Because a substantial portion of our assets and the assets of these persons are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.  In addition, there is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel.  However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

•

adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

•

the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•

the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

•

the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

•

an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

•

the U.S. court is not prohibited from enforcing judgments of Israeli courts.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into non-Israeli currency and transferred out of Israel.  The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in NIS at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency.  Pending collection, the amount of the judgment of an Israeli court stated in NIS ordinarily will be linked to the Israel Consumer Price Index plus interest at the annual rate (set by Israeli law) prevailing at that time.  Judgment creditors bear the risk of unfavorable exchange rates.

Provisions of Israeli law and our articles of association may delay, prevent or make difficult a change of control and therefore depress the price of our stock.

Some of the provisions of our articles of association and Israeli law could, together or separately: (1) discourage potential acquisition proposals; (2) delay or prevent a change in control; and (3) limit the price that investors might be willing to pay in the future for our ordinary shares.

In particular, Israeli corporate law regulates the manner in which mergers are conducted, requires, in certain circumstances, that an acquisition of shares in a public company must be made through a tender offer, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. See in "Item 10B – Memorandum and Articles of Association” under the captions “Anti-Takeover Provisions; Mergers and Acquisitions” and “Approval of Specified Related Party Transactions under Israeli Law.”  Furthermore, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

The change in the exchange rate between the New Israeli Shekel against the U.S. dollar are volatile, and may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or are dollar-linked, but we collect a portion of our revenues in Europe in Euros and we incur a portion of our expenses, principally salaries and related personnel expenses in other currencies mainly in Israel, in NIS. As a result, we are exposed to several risks, including: the NIS may increase in value relative to the dollar, or the Euro may increase in value relative to the dollar. In such events, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured results of operations will be adversely affected. In 2002, there was an increase in value of the dollar in relation to the NIS of 7.3% and there was a decrease in the value of the dollar in relation to the Euro of 15.6%. Although these trends did not materially affect us, we cannot assure you that we will not be materially adversely affected in the future from currency exchange rates fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro rises in value relative to the dollar, our business and financial condition could be negatively impacted.

ITEM 4 – INFORMATION ON THE COMPANY

4.A.

History and Development of the Company

RiT Technologies Ltd., an Israeli company, was incorporated and commenced operations in 1989. We are incorporated as a company limited by shares and operate under Israeli law. Our main offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, telephone number +972-3-645-5151. Our agent in the United States is RiT Technologies, Inc., located at 900 Corporate Drive, Mahwah, New Jersey 07430, telephone number +1-201-512-1970. We became a publicly traded company on the Nasdaq National Market, traded under the symbol RITT upon our initial public offering on July 22, 1997. We have not undergone any material business changes, such as mergers, acquisitions, dispositions or bankruptcy.

We made no material capital expenditures over the last three fiscal years.  We have not made any divestitures during the same time period.

There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies’ shares.

4.B.

Business Overview

4.B.1. Operations and Principal Activities

We are innovators of intelligent physical layer solutions for improved control, utilization and maintenance of networks. Our extended line of intelligent physical layer solutions addresses the needs and demands of enterprises and carriers (we formerly referred to these sectors as datacom and telecom, respectively) in the rapidly evolving and changing markets of communications networks.

In the enterprise market, our advanced solutions address the needs to maximize control and maintenance efficiency and reduce the cost of ownership of network infrastructures of enterprises by adding a new dimension to conventional network management: physical layer management capability. In the past, our challenge was to educate the industry regarding the value of physical layer management, a concept that we pioneered in 1994. Now this concept has crossed the chasm from the early adopter phase and is achieving mainstream acceptance.

The ever increasing demand for bandwidth in the local area network, or LAN, has been translated throughout the years to a continuing evolution in requirements and standards for high performance structured cabling, the backbone of enterprise data networks. Upon our inception, we responded to this need by developing structured cabling products, specifically our SMART Cabling SystemTM, an end-to-end network infrastructure solution.

In 1999, we introduced our Category 6 cabling product line, CLASSix™. CLASSix surpasses all industry specifications, supporting cutting edge data communication protocols such as Gigabit Ethernet. It enables builders of new infrastructure to prepare for the exploding bandwidth requirements of today's world.

In today’s dynamic and growing organizations, the development of networking equipment coupled with the vast selection of network services results in huge and complex enterprise networks which are hard to manage. Building upon our foundation in structured cabling products, we developed and introduced PatchView™, a physical layer management system. PatchView™ provides real-time connectivity information with respect to the data network's connectivity infrastructure and significantly enhances the control, maintainability and visibility of the network, as well as reducing the total cost of ownership. Also in 1999, we introduced our PatchView for the Enterprise™ software, our response to the market's growing demand for physical layer management tools. PatchView for the Enterprise leverages our unique ability to identify physical network connections in real-time, and extends the capability to all network resources, from physical connectivity components to switches, servers, PCs and other hard and soft, active and passive, network components. Using our enterprise solutions, enterprises capitalize on their investments in their network infrastructures.

In the carrier field, our visionary solutions are designed to address the needs of the telcos to reduce operational costs, increase customer satisfaction and increase revenues in order to compete with other access providers, such as wireless and cable. Our carrier solutions add value for carriers by delivering reliable mass verification and qualification of infrastructure and databases.

In 1996, we introduced PairViewTM, a comprehensive outside plant management and qualification system that enables telcos to regain control over their wire line infrastructure by keeping its representing database up to date.  PairView enabled us to expand our physical layer management expertise, gained from our enterprise solutions, to carrier solutions. The PairViewTM system enables the telcos to achieve greater operational efficiencies by identifying, recording and testing of the connectivity routing of local loop pairs, leading to significant savings.

Recently, we introduced PairQ™, a new product line which addresses the requirements of the new emerging market of xDSL services. To address the ever growing demand for bandwidth, new technologies were developed to enable transfer of high bandwidth communication on plain old telephony lines. This family of technologies includes, among others, ADSL, VDSL, HDSL and more. These technologies are commonly referred to as xDSL. To address the problem that not every telephone line can support these advanced services, telcos need to pre-qualify the line. The PairQ system is an optimal solution for mass DSL pre-qualification and maintenance, which does not compromise the accuracy and the overall service level. PairQ enables accurate, easy, and fast mass DSL pre-qualification, which is an essential component in making large-scale xDSL deployment viable.

Our strategy is to utilize our expertise, innovative products and continued research and development activities to strengthen our position as innovators of intelligent physical layer solutions for improved control, utilization and maintenance of networks. While we expect that our structured cabling products will contribute to future revenue growth and profitability, we believe that the major contributor to our revenue and profitability growth will result from our success in sales of our intelligent physical layer solutions, PatchView, PairView and PairQ. We will seek to expand our markets and product lines by enhancing existing systems, introducing new systems and expanding to new markets to capitalize on our expertise in intelligent physical layer network solutions.

Our sales network spans more than 60 countries and includes a wholly-owned subsidiary in the United States, RiT Inc., and representative offices in Germany and Russia. Key customers include major global telecommunications companies and enterprises, like Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), INVESCO, ING Barings, INVESCO, DIAGEO, Daewoo, and Reuters.

4.B.2.

Principal Markets

Enterprise Solutions: Management and Structured Cabling

The rapid growth in computer networking has been a product of the rising number of computers in use within organizations coupled with rapidly increasing number of network related services. The LAN and wide area network, or WAN, serving the enterprise connects computers, servers and active network equipment, to each other and to the outside world. The networking resources of the enterprise are connected by high performance infrastructure of cables, patch panels and cords and outlets.

In today’s working environment, networks have become an essential element of organizational productivity. Today, connectivity with the business’ “vein of life”, the Internet, is a vital element of the enterprise's existence. The need for inner enterprise network, the “Intranet” coupled with faster processing capabilities of computers, more powerful, but less expensive mass storage file and application servers, decreasing hardware prices and faster data transmission speeds, make LANs increasingly more important as an enterprise communication medium. Networking applications include connection to the world of e-business; e-mail access; mass data storage and manipulation; transfer of high speed voice, data, video and multimedia applications; and other data-intensive networking activities. As user requirements for the network have increased (including the need for greater throughput speeds and bandwidth) the network physical infrastructure, structured cabling systems have been required to support different protocols and multi-vendor networking equipment and deliver ever-growing data rates.

The increased demands for bandwidth has also created a need for standardized structured cabling systems. Industry standards such as TIA/EIA-568, as well as ISO/IEC IS 11801 and subsequent releases have paved the way for structured cabling component homogenization and have set clearly defined performance levels such as "Category 5", “Category 5e” and the recent “Category 6.”

Today's vast and complex networks must be supported by proper documentation of resources and assets. Moreover, dynamic and growing organizations require perpetual actions of Move, Add and Change (“MAC”) of people and equipment. Such MACs are implemented by repatching patch cords at the communications center. Over time, the communications center becomes characterized by patch cord chaos, which makes it difficult to change or trace connections resulting in unnecessary waste of network resources and assets, increased network downtime, as well as a waste of staff time. When changes become necessary, the network administrator must verify current connections, plan modifications and issue work orders. The technician then has to execute work order instructions and report details of all changes to the network administrator. Due to the manual record-keeping of MACs, network administrators are regularly confronted with inaccurate connectivity records and the challenge of effectively maintaining physical network connections. This is even more acute in case of network fault, where locating and fixing the problem in zero time is crucial and may result in heavy losses to the enterprise. In recent years, the complexity of the vast networks, coupled with outsourcing of network management, increased the need for documentation and management of the network, with an emphasis on the least supported portion – the physical layer.

Although existing network management software packages ease the bookkeeping burden by maintaining computerized databases of physical layer records, such software operates off-line and changes must still be manually traced, recorded and entered into the system. Furthermore, current network management software associated with active equipment focuses on managing the logical level (protocols and network traffic), rather than the physical one. Consequently, without real-time physical layer network management tools, system malfunctions due to incorrect or faulty connections require a technician or network administrator to go to the communications center with the network schematics and connection logs and identify the relevant connectivity link. In a communications center which contains thousands of physical user connections, the front of the wiring closet becomes a tangled mass of cables, cords and wires. This makes it extremely difficult to track a specific cord to identify a connectivity link, especially if another person configured the network. As a result, there is a high cost in maintaining and servicing an organization.

Our principal structured cabling product is our SMART Cabling System, a high-performance, structured cabling system for commercial buildings. It is comprised of a select collection of patch panels, communications outlets, cables, patch cords and complementary products.

PatchView is our physical layer network management system for the enterprise. It provides real-time information on the status of connections between equipment in the network, reports all connectivity changes to the Network Management System (NMS) running our PatchView for the Enterprise software, and guides the system administrator in planning and implementing network changes. PatchView for the Enterprise makes network and cable management easy even in loaded communication centers where the front of the wiring closet is a tangled web of patch cord chaos. Together with our patented PatchView Scanners and SMART Patch Panel technology, PatchView for the Enterprise monitors the network’s physical layer.

PatchView for the Enterprise provides full information on the connectivity of the network links, from the active physical equipment, through the wiring closet up to the user at a workstation. All connectivity changes in the wiring closet are reported to the network management station in real-time. The system also guides and assists the network administrator in planning and implementing wiring changes. PatchView for the Enterprise presents the administrator with a complete picture of the network, including the physical layer itself. Using the system, network managers gain unprecedented visibility of the network resulting in decreased down time, optimal utilization of resources, assets management and enhanced security.

The end-users of our enterprise solutions are typically medium- to large-size enterprises. These organizations, in sectors such as finance, government, industry, media and telecommunications, ordinarily make their purchasing decisions based on the recommendations of consultants. We currently market our enterprise solutions to such end-users through a sales network of distributors and systems integrators in more than 60 countries and through our wholly-owned subsidiary in the United States and representative offices in Russia and Germany.

Carrier Solutions

Historically, the telecommunications industry has been dominated by governmental ownership and regulation resulting in a lack of competition. In recent years, deregulation and privatization of the telcos has encouraged the entry of new participants into the market and the opening up of intense competition. In addition, the increased need for high bandwidth data services, coupled with the emergence of new technologies for data over voice lines (mainly xDSL), together with the appearance of new access technologies and providers, such as cable and wireless, have intensified the competition. In order to remain competitive, the telcos must differentiate themselves by offering better customer value and satisfaction, maintaining and improving the quality of services, and rapidly introducing new and improved services and technologies, while continuously improving their operational efficiency and reducing cost of ownership.

In this competitive world, the telcos’ most valuable weapon is their access infrastructure, or more precisely their copper infrastructure in the local loop – the telephone lines. The local loop is the network of physical transmission links that connect telephone subscribers to a local telco exchange. Like all networks, but on a much greater scale, the local loop is comprised of a huge number of wires (copper pairs), the location, identity, quality and functionality of which must be monitored and documented by the telcos. Typically, it contains hundreds of thousands of copper pairs spread across a large area through a number of main distribution frames ("MDFs") and hundreds to thousands street cabinets. Some copper pairs are active telephone or data lines, while others are inactive pairs reserved for future growth. Information with respect to the local loop is maintained by the telcos in large databases. This information relates to cable distribution, pair ranges on cross-connect frames, pair routings, line type (voice, data or other), assigned service, assigned phone number and electrical characteristics of the copper pair, all of which are of vital importance to the telcos in servicing and planning.

The bookkeeping processes of telcos are based mainly upon field service technician reports, which are subject to human error. Such errors accumulate over decades of use of the local loop, resulting in inaccurate databases with significant discrepancies from the actual infrastructure. These inaccuracies may result in labor inefficiencies, due to repeated maintenance activities caused by incorrect records and asset losses associated with available, but undetected and unused phone lines. Telcos further suffer from non-optimal, long-term planning of infrastructure investments in new copper pairs based on their flawed record-keeping systems, lost revenues that could have been generated by undetected pairs and, in certain cases, dissatisfied customers in areas with a perceived shortage of spare pairs.

In view of the growing competition, telcos are seeking aid in utilizing their existing copper infrastructure more efficiently, reducing the cost of installations of new services and minimizing the costs associated with maintaining their infrastructure. We believe that existing systems which provide local loop connectivity management are limited in capacity, provide only a partial solution and suffer from technical and operational limitations.

PairView connects to the copper infrastructure, at various points within the local loop, and performs three tasks. First, it identifies and records the connectivity routing of the pairs in the local loop, both active and inactive ones. In addition, the system accurately identifies the line type and status of each pair. Second, the system tests the inactive pairs electrically for basic line qualification. For each pair, PairView generates an end-to-end connectivity map, from the MDF through the various street cabinets. PairView’s Automatic Number Identification unit (ANI) cross-references each cable pair number to the corresponding subscriber telephone number. After performing the mapping and testing functions, the system imports the data from the telco’s database, compares it with the systems findings and updates the database automatically or manually.

PairQ is a DSL mass loop qualification product line which pass-qualifies existing copper infrastructure for the provision of DSL services. PairQ performs real wideband tests and measurements to pre-qualify hundreds of lines at a time. In addition, PairQ uses highly sophisticated, proprietary algorithms to predict the possible data rate to be supported by each specific phone line. This data enables the telco to identify the phone lines to be used for DSL services and to guarantee a specific service level.

We market our carrier solutions directly to telcos with copper infrastructure, with the aid of local agents and distributors. A typical sales cycle to a telco includes presentations and demonstrations, a full-scale field trial and a competitive bidding process. In some countries, where telcos are not government-owned, a competitive bidding process is not mandatory.

In 2002, Europe was the dominant market for our sales. See “Item 3.D – Risk Factors.” Nevertheless, the general slowdown in the carrier and enterprise solutions markets, as described in “Item 3.D – Risk Factors,” has affected and may continue to affect our sales in the future and European markets may not remain dominant in the same manner.

Our total consolidated sales in 2000, 2001 and 2002, broken down by geographical destination and major product lines were as follows:

Classification of sales by geographical destination: 1

	Year ended December 31
	2000	2001	2002
	US$	US$	US$
United States[2]	16,223,693	10,983,011	6,632,462
Europe[3]	15,837,415	20,789,271	9,395,988
Israel	1,931,392	2,745,753	1,473,880
South America	3,090,227	3,138,003	-
Rest of world	1,545,114	1,569,002	921,176

	38,627,841	39,225,040	18,423,506

(1)

Sales are attributed to geographical areas based on location of customers.

(2)

During 2001, significant sales resulted from orders received from a major U.S Telco.

(3)

During 2001, significant sales resulted from an order received from a major European telco.

Sales by major product lines

	Year ended December 31
	2000	2001	2002
	US$	US$	US$
Enterprise Solutions	21,761,711	21,332,727	16,429,652
Carrier Solutions	16,866,130	17,892,313	1,993,854

	38,627,841	39,225,040	18,423,506

4.B.3. Seasonality

We have consistently experienced seasonality in the sales of our products. Typically, the purchasing patterns of our customers show a decline in the first and third quarters. These fluctuations are due to several factors, including the size, timing and shipment of orders; customer budget cycles; customer order deferrals in anticipation of new products or product upgrades; the relatively low level of general business activity during the summer months in the European market; and other factors.

4.B.4. Raw Materials and Components

Our manufacturing facilities, which are located in Tel Aviv, Israel, consist primarily of final assembly, testing and quality control of materials, subassemblies and systems. Electronic components and sub-assemblies are prepared by subcontractors according to our designs and specifications.

Certain components used in our products and solutions are presently available from, or supplied by, only one source and certain other components are available from limited sources. Although we generally do not have long-term supply contracts with our component suppliers, have generally been able to obtain supplies of components and products in a timely manner. However, in the event that certain of our suppliers or contract manufacturers were to experience financial or other difficulties that result in a reduction or interruption in supply to us, our results of operations would be adversely affected until such time as we established alternate sources. To date, we have not experienced volatility in prices for raw materials and components.

4.B.5. Marketing Channels

Enterprise Solutions

Our enterprise solutions are sold primarily through distributors, as well as through value added resellers (VARs), systems integrators and installers in each country.

Our distributors generally sign a non-exclusive International Distributor Agreement. A small minority of our distributorships is exclusive and, in some countries, we protect our distributors by not selling to other distributors in the same area, although we are not required to do so. In the United States, we sell our products through our wholly owned subsidiary, RiT Inc. RiT Inc. sells our products primarily through independent manufacturer's representatives and distributors. A substantial majority of our distributors are neither obligated to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. We maintain a representative office in Moscow, Russia, which coordinates marketing activities in the CIS and a representative office in Essen, Germany. Certain risks are related to international sales and dependence upon distributors and resellers, as described above in "Item 3.D - Risk Factors."

Our distributors serve as an integral part of our marketing and service network around the world. We focus the majority of our sales and marketing resources on our distributors, providing them with ongoing training, communications and support. Distributors regularly visit our Israeli headquarters, and our employees regularly visit distributors' sites. Periodic distributors' meetings and technical seminars are organized by us to further advance our relationships with our distributors and to familiarize them with our products.

In addition, we, in conjunction with our distributors, prepare exhibitions of our products worldwide, places advertisements in local publications, encourage exposure in the form of editorials in communications journals and prepare direct mailings of flyers and advertisements focusing on our products. We have published an electronic catalog, which is available both on CD-ROM and on-line through our web site. In 2002, our three largest distributors accounted for approximately 9.59%, 8.56% and 6.2%, respectively, of our sales.

In addition to our existing marketing network, we have established strategic OEM relationships for joint marketing and sale of our PatchView system with Panduit Corporation and Brand-Rex Limited, leading vendors of data communications networks infrastructure equipment, as a means of expanding our market exposure and our customer base, enhancing our enterprise solutions sales prospects and capitalizing on our leadership position in the market of Intelligent Physical Layer Management.

We have developed the following marketing programs to promote our products:

The PatchView Partner Program.  The goal of this program is to achieve customer satisfaction with PatchView system installations by ensuring professional pre-sale treatment, professional planning of the installation, professional installation and professional post-sale service by our PatchView distributors. Through this program, PatchView systems are sold only through distributors or system integrators who have been qualified by us to market these systems upon meeting certain requirements ("PatchView Partners"); individuals trained and qualified by us ("PatchView Consultants") provide technical and support services; and an installation certificate is issued to the end-user, entitling the end-user to a one-year warranty.

The Certified Installer and Registered Installation Program.  The goal of this program is to achieve customer satisfaction with our end-to-end cabling system installations by ensuring optimal system performance for at least 15 years. This program includes the installation of the end-to-end cabling system by an installer trained and qualified by us and the issuance of an installation certificate to the end-user, entitling the end-user to a 15-year or 20-year performance warranty, depending on the type of system installed.

Carrier Solutions

We market our carrier solutions directly to telcos, with the aid of local agents and distributors. In addition to PairView, we endeavor to enhance our market positioning by providing additional leading solutions such as database gateways and PairQ™.

Prior to completing a sale of products such as the PairView system to telcos, a seller must undergo lengthy approval processes. Evaluation usually takes eighteen to thirty-six months. Accordingly, in marketing our carrier solutions, we will be required to submit successive generations of existing and new products to our customers for approval. The length of the approval process is affected by a number of factors, including the complexity of the product involved, technological priorities and budgets of the telcos and regulatory issues affecting telcos. After completing technical evaluation in which a new product's function and performance are analyzed, a telco ordinarily will conduct field trials simulating operations to evaluate performance and to assess ease of installation and operation.

Commercial deployment of a new product or system usually involves substantially greater numbers of units and locations than the marketing trial stage. In the first phase, a telco installs the equipment in selected locations. This phase is followed by general deployment, which involves greater numbers of units and locations. Telcos typically select several suppliers for general deployment in order to ensure that their needs can be met. Subsequent orders, if any, are placed under single- or multi-year supply agreements that are not subject to minimum volume commitments.

During the process described above, telcos establish procedures, train employees to install and maintain the new product or system, and obtain feedback on the product or system from operations personnel. Throughout the customer approval process, we commit senior technical and marketing personnel to aid in trials and to actively support the customer's evaluation efforts.

In addition, we participate in exhibitions worldwide, place advertisements in professional publications and trade journals, and encourage exposure in the form of editorials in communications journals.

Customer Service and Support

We believe that providing a high level of customer service and support to our end-user customers is essential to the success and acceptance of our products and solutions. We offer a technical support help desk to our distributors worldwide. We also support our customers via phone, fax, e-mail or on-site visits. We also publish application and technical notes for distributors, integrators, manufacturer's representatives and end-users to assist in using our products more efficiently. In certain territories, we maintain local customer support personnel.

In addition to our direct service and support activities, our worldwide distributors and representatives provide sales, service and technical support functions for our products and solutions to end-user customers in their respective territories. They offer technical support in the end-user's language, attend to customer needs during local business hours, translate our product and marketing literature into the local language and conduct user programs and seminars.

We conduct periodic technical seminars in Israel and other countries to qualify and further advance the technical knowledge of our distributors and installers in the use of our products and solutions.

Our products and solutions are designed and manufactured to meet standards required by our customers. We provide a twelve to eighteen month warranty on our hardware and software, except for the SMART Cabling System, which, when installed by a Certified Cabling Installer, and registered by us, is granted a 15 year warranty for system performance; and the SMART GIGA Cabling System and CLASSix Cabling Systems, which, when installed by a Certified Cabling Installer, and registered by us, are granted 20 year warranties for system performance.

Upon termination of the warranty period for telecom products, we offer a Maintenance and Support Program to our customers.

4.B.6. Dependence on Patents, Licenses and Material Contracts

We rely upon a combination of patents, patent applications, contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products, systems and technologies. We hold patents on our PatchView and PairView technologies and some of our cabling products. These patents expire in 2012 and 2015 and 2020, respectively. We also have several patents and design patents pending on our new products. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain suppliers and customers with access to sensitive information. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and sale by others of software products with features based upon, or otherwise similar to, those of our products and solutions.

Given the rapid pace of technological development in the communications industries, there can also be no assurance that certain aspects of our products and solutions, do not or will not infringe on existing or future proprietary rights of others. Although we believe our technology has been independently developed and none of our technology or intellectual property infringes on the rights of others, there can be no assurance that third parties will not assert infringement claims against us in the future. If such infringement is found to exist, we may attempt to receive the requisite licenses or rights to use such technology or intellectual property, however, there can be no assurance such licenses or rights can be obtained or obtained for terms which would not have a material adverse effect on us.

In addition, the laws of foreign jurisdictions where we sell and seek to sell our products may afford little or no protection of our intellectual property rights.  We cannot assure you that the protection provided to our intellectual property rights by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law.  We also cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

There are no customers who have a contractual obligation to order additional products from us. See “Item 3.D – Risk Factors.” We have no contracts with customers or suppliers which are material to our business or profitability.

4.B.7. Competitive Position

We believe that the principal competitive factors in our markets are product price performance ratio, name recognition, technical features, quality, price and customer service and support. We believe we compete favorably with respect to most of these factors. However, there can be no assurance that we will be able to compete successfully in the future with existing or anticipated competitors. Many of our existing and potential competitors have or are likely to have more extensive engineering, manufacturing, marketing and distribution capabilities (including direct sales forces) and greater financial, technological and personnel resources than us.  Moreover, there can be no assurance that we will be able to differentiate our products from the products of our competitors or to develop or successfully introduce new products which are less costly or offer better performance than those of our competitors. In addition, our existing and prospective competitors may have established, or may in the future establish, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete.

Enterprise Solutions

Competition in the structured cabling segment of the enterprise solutions market is intense. Many companies, including, among others, Avaya, Tyco/AMP, Panduit, Ortronics, Nordex and Siemon from the United States and Canada, and Alcatel, Brand-Rex, Nexans, ITT Cannon, Krone and Siemens from Europe, develop and sell products which directly or indirectly compete with our structured cabling infrastructure.

Two products that directly compete with our PatchView systems have entered the market, the iTRACS system produced by the iTRACS Corporation and the SYSTIMAX iPatch System produced by Avaya Communication. Although these systems are competitive with our PatchView system, their entry into the market reflected the growing acceptance of the real-time physical layer management concept. In addition, there can be no assurance that there are no, or that in the future there would not be, other products which directly compete with the PatchView system. We also have entered into strategic agreements with Panduit and Brand-Rex for the sale of our PatchView system under private label arrangements. Although the arrangements with these leading vendors should contribute to establishing PatchView as a leading technology, these vendors also will compete with us for physical layer management customers. Moreover, as the popularity of real-time physical layer management concept increases, we expect substantial competition from established and emerging networking and structured cabling companies.

Carrier Solutions

We have identified products of two companies, the DaVaR Loop Management System of the Fluke Corporation and the Records Verification System, a joint product of Harris Corporation and EML, which are the major competitors for our PairView system. CopperNett Ltd. and SPE S.r.l. also offer similar, although less comprehensive, products that compete with PairView.  With respect to PairQ, the Harris/EML Records Verification System does incorporate capabilities similar to PairQ, as a derivative of its records verification process.  To our knowledge, this product was not designed specifically to perform pre-qualification of DSL lines and has not been marketed for this purpose. Switch based testers, such as those manufactured by Teradyne, Porta Systems and Spirent, compete indirectly with PairQ. However, there can be no assurance that no other competitors exist. Moreover, we expect substantial competition from established and emerging telecommunications companies, with the increased popularity of the concept of outside plant qualification and management.

Increased competition, direct and indirect, could have a materially adverse effect on our revenues and profitability through pricing pressure, loss of market share and other factors. There can be no assurance that we will not be subject in the future to such factors, which could materially adversely affect our business, financial condition and results of operation.

4.C.

Organizational Structure

Our wholly-owned subsidiary in the United States, RiT Technologies, Inc., was incorporated in 1993 under the laws of the State of New Jersey, and is primarily engaged in the selling and marketing in the United States of the Company’s products.

In May 1997, the Company incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd., intended to make various investments including in securities. As of December 31, 2002, RiT Tech (1997) Ltd. holds 0.2% of our outstanding shares.

Messrs. Yehuda and Zohar Zisapel are our founders, directors and principal shareholders. See “Item 6 - Directors, Senior Management and Employees” and “Item 7 - Major Shareholders and Related Party Transactions.” One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies that, together with us and their respective subsidiaries and affiliates, are known as the "RAD-BYNET Group." Such other corporations include, but are not limited to, RAD Data Communications, RADCOM Ltd., RADVision Ltd., SILICOM Ltd., RADWARE Ltd., AXERRA Ltd., CERAGON Ltd., BYNET Data Communications Ltd. and its subsidiaries, BYNET ELECTRONICS LTD. and its subsidiaries, and several real estate and pharmaceutical companies. There is no formal legal structure that links the corporations in the RAD-BYNET Group and each company is a separate legal entity.

4.D

Property, Plants and Equipment

We do not own any real property. We lease from an affiliate of our principal shareholders an aggregate of 25,897 square feet of office, manufacturing and warehousing premises in Tel Aviv and, until March, 2003, we leased 14,283 square feet of manufacturing and warehousing premises in Jerusalem. As of March 16, 2003, we closed the manufacturing and warehousing facilities in Jerusalem and transferred the manufacturing to Tel Aviv and the warehouse to Rosh Haayin. We lease 6,545 square feet of warehousing premises in Rosh Haayin. Aggregate annual lease payments in 2002 for the Tel Aviv and Rosh Haayin premises were approximately $732,801 and for the Jerusalem premises were approximately $154,000. We also lease 606 square feet of office premises for our representative office in Moscow, at an annual rent of approximately $54,000. RiT Inc. leases approximately 900 square feet in Mahwah, New Jersey, from an affiliate of ours, at an annual rent of approximately $40,000 and 1,152 square feet in Los Angeles at an annual rent of approximately $24,000. See “Item 7 – Major Shareholders and Related Party Transactions” and Notes 5B and 9 to our Consolidated Financial Statements included in this annual report.

We believe that our facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

ITEM 5 – OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.

Result of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this annual report. The financial statements have been prepared in accordance with US GAAP. The company's financial statements as December 31, 2001 and December 31, 2000, have been reclassified to conform with US GAAP.

Based on U.S. GAAP guidelines, as of 2001, we reclassified royalties paid to the Office of the Chief Scientist, and reported them as “Cost of Sales” rather than as “Research and Development Costs, Net.” For comparison purposes, all previous period information has been reclassified.

This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3–Key Information–Risk Factors.”

Critical Accounting Policies

Our significant accounting policies are more fully described in Note 2 to our financial statements. However, certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our markets, information provided by our customers and information available from other outside sources, as appropriate.

These estimates are subject to an inherent degree of uncertainty.  With respect to our policies on revenue recognition, warranty costs and inventories, our historical experience is based principally on our operations since we commenced selling. Our critical accounting polices include:

Revenue recognition. Revenue from systems and products sales are recognized, in accordance with Staff Accounting Bulletin (SAB) No. 101 “Revenue Recognition in Financial Statements,” upon shipment to customers and when no right to return the product exists, no significant obligations on our part with respect to the products shipped remain and collection is probable. In instances where sales of systems include continuing involvement or significant post-sales commitments, recognition of such sales is deferred until such involvement or commitments have been satisfied.  Amounts received from customers prior to product shipment are classified as advances from customers. We generally do not grant the right to return except for defective products, for which a warranty allowance is recorded at the time of shipment. Revenues are recorded net of discounts.

Allowances for product warranties. It is our policy to grant a warranty for periods of 12 to 18 months. The exception to this policy is the warranty for end-to-end cabling systems (the SMART Cabling System, SMART GIGA Cabling System and CLASSIX Cabling Systems) which when installed by a Certified Cabling Installer, and registered by us, are granted 15 year and 20 year warranties, respectively, for system performance. The balance sheet provision for warranties for all periods through December 31, 2002, is determined based upon our experience regarding the relationship between sales and warranty expenses.

Allowances for doubtful accounts. Accounts receivable are recorded at cost, less the related allowance for doubtful accounts receivable. Management, considering current information and events regarding the borrowers’ ability to repay their obligations, judges accounts receivable to be impaired when it is probable that we will be unable to collect all amounts. The balance sheet allowance for doubtful debts for all the periods through December 31, 2002 is determined as a specific amount for those accounts the collection of which is uncertain.

Inventories. Inventories are stated at the lower of cost or net realizable value. We determine cost by calculating raw materials, work in process and finished products on a moving average basis.  Inventory write–off and write down provisions are provided to cover risks arising from slow moving items or technological obsolescence.   In addition, we add the overhead from our manufacturing process to the cost of our inventory items. If these estimates change in the future, the amount of overhead allocated to cost of revenues would change accordingly.

Government grants. When the Government of Israel approves research, development and marketing grants, the grants are recognized as receivables, as and when the related research and development or marketing expenses costs are recorded. Commencing in 2001, the royalties due in connection with such grants are reflected as an addition to cost of sales. This item also was reclassified in comparable years’ financial statements.

Accounting for income taxes. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of $4.4 million as of December 31, 2002, which is equal to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. In the event that we generate taxable income in a particular jurisdiction in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

Financial Data

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of total revenue:

	Year Ended
	December 31,

	2000	2001	2002

Sales	100.0%	100.0%	100%
Cost of sales	51.8	50.2	60.1
Gross margin	48.2	49.8	39.8
Operating expenses:
Research and development, gross	11.9	12.8	22.7
Less - royalty-bearing participation	1.7	0.4	1.4
Research and development, net	10.2	12.4	21.3
Sales and marketing, net	25.9	26.1	42.5
General and administrative	6.0	7.6	14.0
Total operating expenses	42.1	46.1	77.8
Operating income (loss)	6.1	3.7	(38.0)
Financial income, net	0.6	1.0	0.5
Capital gain	0.0	0.0	0.0
Net Income (loss) for the year	6.7%	4.7%	(37.5)

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Sales.  Sales consist of gross sales of products less discounts and refunds. Sales decreased to approximately $18.4 million in 2002, compared with approximately $39.2 million in 2001, primarily due to the effects of the global markets crises, which greatly reduced the capital expenditures of our carrier solutions customers.

The enterprise solutions market has shown indications of a slowdown since the latter part of 2000, which continued throughout 2001 and 2002 and into 2003. The slowdown has affected our enterprise solutions sales to some degree and may continue to do so in the future.

Our carrier solutions have been designed for sale to telephone companies, or telcos, which traditionally have made a relatively large portion of their equipment purchases during the fourth quarter of each year. Due to the telecommunications market slowdown which began in the latter part of 2000 and continued throughout 2001 and 2002 and into 2003, some telcos have instituted budgetary freezes or postponements, which have deferred potential orders from one quarter to another, and could result in a deferral for a longer period or in the failure to realize such potential orders. This affected our financial results for 2002 and the first quarter of 2003 and if this trend continues, our financial results could be materially adversely affected.

Cost of Sales.  Cost of sales consists of materials, sub-contractors, compensation costs attributable to employees and overhead related to our manufacturing operations. Since 2001, cost of sales also reflects the royalty expenses to the Israeli Chief Scientist Office. For comparison purposes, all previous period information has been reclassified. Cost of sales was approximately $11.0 million in 2002, compared with approximately $19.7 million in 2001. This decrease was primarily due to reduction in manufacturing and other costs of operation, as well as reduced royalties to the Office of Chief Scientist, which totaled approximately $0.3 million in 2002, compared with approximately $1.0 million in 2001. Cost of sales as a percentage of sales was 60.1% in 2002, compared with 50.2% in 2001. This increase resulted primarily from a provision for inventory write-down of approximately $1.5 million taken in the third quarter of the year.

Research and Development Expenses. Research and development expenses consist primarily of compensation costs attributable to employees engaged in ongoing research and development activities, development-related raw materials and sub-contractors, and other related costs. Gross research and development expenses were approximately $4.1 million in 2002 and $5.0 million in 2001. This 16% decrease was primarily a result of the company's far reaching cost-cutting programs in order to reduce the company expenses in accordance with a lower level of revenues. As a percentage of sales, research and development, gross, increased to 22.7% of sales in 2002 from 12.8% of sales in 2001, due to the lower level of revenues. Grants from the Office of Chief Scientist were approximately $0.3 million in 2002 and $0.2 million in 2001. Research and development, net, was approximately $3.9 million in 2002 compared with $4.9 million in 2001.

Sales and Marketing Expenses. Gross sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses. Gross sales and marketing expenses were approximately $7.8 million in 2002, compared with approximately $10.3 million in 2001. The decrease is mainly due to the company's far reaching cost-cutting programs in order to reduce the company expenses in accordance with a lower level of revenues. Despite the cost reductions, on a percentage of sales basis, gross sales and marketing expenses increased to 42.5% in 2002 from 26.1% in 2001, since the expense reduction was not at the same percentage as the sales decrease.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debts expenses. General and administrative expenses were approximately $2.6 million in 2002, compared with approximately $3 million in 2001. This 13% decrease was primarily related to the company's far reaching cost-cutting program in order to reduce the company expenses in accordance with a lower level of revenues. Despite the cost reductions, on a percentage of sales basis, general and administrative expenses were

14% in 2002 and 7.6% in 2001, since the expense reduction was not at the same percentage as the sales decrease.

Financial Income, Net. Net financial income was approximately $0.09 million in 2002, compared with financial income, net, of approximately $0.4 million in 2001. This decrease was primarily due to decrease in our cash reserves during the course of the year due to the significant decrease in our revenues.

Net Income. We had a net loss of approximately $6.9 million in 2002, compared with a net income of approximately $1.8 million in 2001. The decrease in net income in 2002 in comparison with 2001 is attributable to the various influences described above, primarily to the significant decrease in our revenues.

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

Sales.  Sales consist of gross sales of products less discounts and refunds. Sales in 2001 were approximately $39.2 million, compared with approximately $38.6 million in 2000. This slight increase in total sales was primarily due to a 6% increase in the carrier solutions sales in 2001 compared with 2000. Carrier solutions sales benefited mainly from PairView systems ordered by two customers in the United States and Europe. Enterprise solutions sales in 2001 were comparable with 2000 sales.

Cost of Sales.  Cost of sales consists of materials, sub-contractors, compensation costs attributable to employees and overhead related to our manufacturing operations. Since 2001, cost of sales also reflects the royalty expenses to the Israeli Chief Scientist Office. For comparison purposes, all previous period information has been reclassified. Cost of sales was approximately $19.7 million in 2001, compared with approximately $20.0 million in 2000. This decrease was primarily due to reduction in manufacturing and other costs of operation, as well as reduced royalties to the Office of Chief Scientist, which totaled approximately $1.0 million in 2001, compared with approximately $1.4 million in 2000. Cost of sales as a percentage of sales was 50.2% in 2001, compared with 51.8% in 2000. This decrease resulted primarily from the aforementioned operational savings, despite the increase in sales, and to the reduced Office of Chief Scientist royalties.

Research and Development Expenses. Research and development expenses consist primarily of compensation costs attributable to employees engaged in ongoing research and development activities, development-related raw materials and sub-contractors, and other related costs. Gross research and development expenses were approximately $5.0 million in 2001 and $4.6 million in 2000. This 9% increase was primarily a result of increased investment in development efforts throughout the year, mainly by increase in the headcount of the R&D department. As a percentage of sales, research and development, gross, increased to 12.8% of sales in 2001 from 11.9% of sales in 2000, due to the increase in headcount. Grants from the Office of Chief Scientist were approximately $0.2 million in 2001 and $0.7 million in 2000. Research and development, net, was approximately $4.9 million in 2001 and approximately $3.9 million in 2000.

Sales and Marketing Expenses. Gross sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses. Gross sales and marketing expenses were approximately $10.3 million in 2001, compared with approximately $10.0 million in 2000. The increase is mainly due to a continued increase in pre-sales, sales and sales support staff with emphasis on telecom activities in North America. The significant investment in PairView pre-sales and marketing activities usually contributes to sales several months and sometimes more than a year later, following a lengthy sales process. On a percentage of sales basis, gross sales and marketing expenses increased to 26.1% in 2001 from 25.9% in 2000. In past years, we received participation from the Fund for Encouragement of Marketing Activities (the “Marketing Fund”) for our marketing expenses. This participation was subject to payment of royalties resulting from future sales. We did not receive such participation from the Marketing Fund in 2000 or 2001. In 2000, we paid royalties to the Marketing Fund, totaling approximately $0.2 million, which were the last royalties due to the Marketing Fund. Therefore no additional indebtedness or payments to the Marketing Fund existed or were made during 2001. The royalties to the Marketing Fund were applied as an addition to total sales and marketing expenses to calculate net sales and marketing expenses. Sales and marketing expenses, net, equaled the gross sales and marketing expenses in 2001 and were approximately $10 million in 2000.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debts expenses. General and administrative expenses were approximately $3 million in 2001, compared with approximately $2.3 million in 2000. This 28% increase was primarily related to additional employees recruited to support various general and administrative activities in 2001. On a percentage of sales basis, general and administrative expenses were 7.6% in 2001 and 6% in 2000.

Financial Income, Net. Net financial income was approximately $0.4 million in 2001, compared with financial income, net, of approximately $0.2 million in 2000. This increase was primarily due to the increase in our cash reserves during the course of the year. We finance our operations from our own resources and bank credit.

Net Income. We had a net income of approximately $1.8 million in 2001, compared with a net income of approximately $2.6 million in 2000. The decrease in net income in 2001 in comparison with 2000 is attributable to the various influences described above, primarily to increase in headcount that led to increase in all operating expenses and to the decrease in Office of Chief Scientist grants which were partially offset by the increase in gross profit.

5.B.

Liquidity and Capital Resources

In July and August 1997, we completed an initial public offering of our Ordinary Shares, which resulted in net proceeds to us, after payment of expenses, of approximately $18.4 million, of which approximately $4 million remains deposited in banks in the United States. Since our initial public offering, we have met our financial requirements primarily through cash generated from operations, research and development and marketing grants from the Government of Israel, short-term bank borrowing and cash generated from operations.

Capital expenditures were approximately $0.5 million in 2000, $0.4 million in 2001 and $0.2 million in 2002. These expenditures were principally for machinery, computers and research and development equipment purchases. During 2003, we expect to invest additional resources for capital equipment. We do not have any material commitments for capital expenditures as of December 31, 2002.

At December 31, 2002, we had cash and cash equivalents of approximately $6.2 million, compared with $9.6 million in 2001. The decrease in such balances as of December 31, 2002 of approximately $3.4 million is primarily attributable to the significant decrease in our revenues.   We believe that cash generated from operations, our cash, cash equivalents and marketable securities, will provide sufficient cash resources to finance our operations and the projected expansion of our marketing and research and development activities for the fiscal year of 2003, however, if our operations do not generate cash to the extent currently anticipated by us, or we grow more rapidly than currently anticipated, it is possible that we would require more funds than anticipated.

Net cash used in operating activities was $3.8 million in 2002, $2.1 million in 2001 and net cash provided from operating activities was $7.7 million in 2000. The increase from 2001 to 2002 resulted primarily from our moving from profitability to loss in the amount of $8.7 million, partially offset by a decrease of $5.1 million in our accounts receivable and a decrease of $1.7 million in our inventories. The increase in our used net cash from 2000 to 2001 resulted primarily from a decrease of $6.6 million in our inventories, receivables and deferred revenues, and a decrease in our net profit of $0.8 million. We expect that net cash used in our operations will decrease during 2003, as a result of our far-reaching cost-cutting program in the end of 2002, in order to align our expenses with a lower level expected of revenues.

Net cash provided by investing activities was $0.4 million in 2002. Net cash used in investing activities was $1.5 million in 2001 and $0.5 million in 2000. Investing activities consist primarily of fixed assets, expenditures and marketable securities. Our principal investing activity in 2002 was proceeds from sale of marketable securities in sum of $0.5 million. Our principal investing activity in 2001 was purchase of marketable securities in sum of $1.1 million and $0.4 million in equipment.

Net cash provided by financing activities was $0.04 million in 2002, $0.1 million in 2001 and $0.27 million in 2000. The decrease from 2001 to 2002 and the decrease from 2000 to 2001, were primarily attributable the decrease in our sales in 2002 and to the increase in our operating expenses in 2001.

Our contractual obligations and commitments at December 31, 2002 principally include obligations associated with our future operating lease obligations. See Note 5B to the Consolidated Financial Statements. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

The following table of our material contractual obligations as of December 31, 2002, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated:

	Payments due in the period (millions $)
	2003	2004	2005	2006	2007
Contractual Obligations

Leases on Premises	0.5	0.2	0.2	0.2	0.2

Operating Leases	0.4	0.3	0.3	0.05	-

5.C.

Research and Development, Patents and Licenses

We believe that our future success will depend upon our ability to enhance our existing products and solutions and introduce new commercially viable products and solutions addressing the demands of the evolving markets for integrated network management, and more specifically, enterprise management systems and outside plant qualification and management products on a timely basis. As part of the product development process, we work closely with current and potential customers, distribution channels and leaders in certain industry segments to identify market needs and define appropriate product specifications. Company employees also participate in numerous industry and standards forums in order to stay informed about the latest industry developments.

Grants from the Office of the Chief Scientist

Under the Law for the Encouragement of Industrial Research and Development, 1984, or the Research and Development Law, a research and development program that meets specified criteria is eligible for grants of up to 50% of the program’s expenses.  The program must be approved by a committee of the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade.  The recipient of the grants is required to return the grants, and with respect to grants received during or after 1999, the amount of the grant linked to the U.S. Dollar plus interest, by the payment of royalties on the sale of products developed under the funded program, including revenue from ancillary services.  In the case of unsuccessful development of a product following Office of the Chief Scientist participation, or if the product does not generate any revenues, we would not be obligated to repay the grants we received for the product’s development.

The terms of this Israeli governmental participation also require that the products developed with government grants be manufactured in Israel, unless the Office of the Chief Scientist in its discretion consents to manufacturing abroad. Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and increasing the total amount to be repaid to up to 300% of the grants.  Separate governmental consent is required to transfer to third parties the technology developed under the funded plans.  Practically, the Office of Chief Scientist does not consent to the transfer out of Israel of the technology developed under a plan, except in specific circumstances.  No approval is required for the sale or export from Israel of products developed under a funded plan.

The Israeli authorities have indicated that the government may reduce or abolish Office of the Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.

In November 2002, the Israeli parliament approved an amendment to the Research and Development Law, which became effective on April 1, 2003.

As opposed to the Research and Development Law prior to the amendment, which required an undertaking in the application that all manufacturing will be performed in Israel, the amendment to the Research and Development Law allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will not be performed in Israel.  This declaration is required to include details regarding the locations in which the manufacture of the product will be performed in Israel and out of Israel, the manufacturing activities to be performed in such locations (including the reasons for performing such manufacturing activities out of Israel) and the proportionate manufacturing expenditures in Israel and out of Israel.  This declaration will be a significant factor in the determination of the Office of Chief Scientist whether to approve a plan and the amount and other terms of benefits to be granted.

In accordance with the amendment to the Research and Development Law, a plan will be approved if the applicant is an Israeli corporation and as a result of the plan the applicant will develop in Israel, by Israeli residents, a new product or a significant improvement to an existing product, unless the Office of Chief Scientist is convinced that it is essential for the execution of the plan that part of it will be performed out of Israel or by non-Israeli residents.

The amendment to the Research and Development Law further allows the Office of Chief Scientist to provide grants for portions of 20%, 30%, 40% or 50% of certain approved expenditures of a research and development plan.  The Research and Development Law prior to the amendment only allowed for grants covering 50% of such expenditures.

The amendment to the Research and Development Law adds reporting requirements with respect to certain changes in the ownership of a grant recipient.  The amendment requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law.  For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights and the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

The proposed amendment to the Research and Development Law that would have allowed in certain circumstances the transfer of the ownership of the technology developed with the funding of the Office of the Chief Scientist to third parties outside of Israel was not approved at this time.

We are obligated to pay royalties as follows:

Projects approved prior to January 1999: 3.5% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amount of grants received.

Projects approved after January 1999: 3.5% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amounts of grants received, plus interest at the LIBOR rate.

Our gross research and development expenses were approximately, $4.6 million in 2000, $5.0 million in 2001 and $4.2 million in 2002 (11.9%, 12.8% and 22.7% respectively, of sales). To date, all research and development expenses have been charged to operating expense as incurred. Aggregate research and development expenses funded by the Office of Chief Scientist were approximately $0.7 million in 2000, $0.2 million in 2001 and $0.3 million in 2002.

We hold patents on our PatchView and PairView technologies and some of our cabling products. These patents expire in 2012 and 2015 and 2020, respectively. We also have several patents and design patents pending on our new products.

5.D.

Trend Information

We have identified certain trends in our markets that may affect our future operations, both in the enterprise and carrier solutions fields.

As described in “Item 4.B – Competitive Position,” two products which directly compete with our PatchView systems have entered the enterprise management market, the iTRACS system produced by the iTRACS Corporation, and the SYSTIMAX iPatch System produced by Avaya Communication. Although these systems are competitive with our PatchView system, their entry into the market reflected a trend of growing acceptance of the real-time physical layer management concept.

In addition, both the carrier solutions and the enterprise solutions markets have shown indications of a continuing slowdown throughout 2002 and into 2003. The slowdown has affected our enterprise solutions sales to some degree and may continue to do so in the future. In the carrier solutions market, some telcos have continued investing in DSL deployment, while cutting back in other areas. In addition, the slowdown has caused some telcos to institute budgetary freezes or postponements, which have deferred potential orders from one quarter to another, and could result in a deferral of potential orders for a longer period or in the failure to realize such potential orders. If this occurs, our financial results for any particular quarter could be materially adversely affected.

We also have identified a trend of longer delivery times from subcontractors for certain components that comprised our products. In order to compensate for this trend and ensure timely delivery to our customers, we must hold larger stocks of these components in our inventory at any given time.

Recently Enacted Accounting Pronouncements

SFAS 143 - Accounting for Asset Retirement Obligations.  In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations” (hereinafter – “SFAS 143”).  SFAS 143 requires that we record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  We also record a corresponding asset which is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  SFAS 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002.  Earlier application is permitted.  We believe that the adoption of SFAS 143 will not have a significant impact on our consolidated financial statements.

SFAS 145 - Rescission of FASB Statement 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.  In April 2001, the FASB  issued SFAS 145, “Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections” (hereinafter - “SFAS 145”).  SFAS 145 rescinds FASB Statement No. 4, “Reporting Gains and Losses from Extinguishments of Debt”, and an amendment of that Statement, FASB Statement No. 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” SFAS 145 also rescinds FASB Statement No. 44, “Accounting for Intangible Assets of Motor Carriers.”  SFAS 145 also amends FASB Statement No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002.  Early adoption in encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002.  The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.  All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged.  We believe that the adoption of SFAS 145 will not have a significant impact on our consolidated financial statements.

SFAS 146 - Accounting for Costs Associated with Exit or Disposal Activities.  In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (hereinafter - “SFAS 146”). SFAS 146 nullifies EITF 94- 3. According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs.  Instead, companies will record exit or disposal costs when they are “incurred” and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated fair value. SFAS 146 also revises accounting for specified employee and contract terminations that are part of restructuring activities. SFAS 146 is effective for exit and disposal activities that are initiated after December 31, 2002.  Earlier application is encouraged.  We believe that the adoption of SFAS 146 did not have a significant impact on our consolidated financial statements.

SFAS 148 - Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123.   In December 2002, the FASB issued SFAS 148, “Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123” (hereinafter - “SFAS 148”).  SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation.  The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results.  In addition, the Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures.  The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  As at the balance sheet date, we continue to apply APB 25. We have adopted the disclosure requirements of SFAS 148.

FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities.

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.  Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133.  The Company is currently evaluating the impact of adopting Statement 149 on its financial statements.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of adopting Statement 150 on its financial statements.

FIN 45 - Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.  In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (hereinafter - the “Interpretation”), which addresses, among other things, the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees.  The Interpretation also requires the recognition of a liability by a guarantor at the inception of certain guarantees. The Interpretation requires the guarantor to recognize a liability for the non-contingent component of the guarantee, which is the obligation to stand ready to perform in the event that specified triggering events or conditions occur.  The initial measurement of this liability is the fair value of the guarantee at inception. The recognition of the liability is required even it is not probable that payments will be required under the guarantee or if the guarantee was issued with a premium payment or as part of a transaction with multiple elements. We have adopted the disclosure requirements of the Interpretation and will apply the recognition and measurement provisions for all guarantees entered into or modified after December 31, 2002. We believe that the adoption of FIN 45 will not have a significant impact on our consolidated financial statements.

EITF 00-21 - Revenue Arrangements with Multiple Deliverables.  In November 2002, the Emerging Task-Force issued its consensus on EITF 00-21, “Revenue Arrangements with Multiple Deliverables” (hereinafter - “EITF 00-21”) an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting. According to the EITF 00-21, in an arrangement with multiple deliverables, the delivered item(s) should be considered a separate unit of accounting if all of the following criteria are met: (1) The delivered item(s) has value to the customer on a standalone basis, (2) There is objective and reliable evidence of the fair value of the undelivered item(s), (3) If the arrangement includes a general right of return, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor. If all the conditions above are met and there is objective and reliable evidence of fair value for all units of accounting in an arrangement, the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values.  However, there may be cases in which there is objective and reliable evidence of the fair value(s) of the undelivered item(s) in an arrangement but no such evidence for one or more of the delivered items.  In those cases, the residual method should be used to allocate the arrangement consideration. The guidance in EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003.  Alternatively, entities may elect to report the change in accounting as a cumulative-effect adjustment in accordance with Opinion 20.  If so elected, disclosure should be made in periods subsequent to the date of initial application of this consensus of the amount of recognized revenue that was previously included in the cumulative effect adjustment.  We are evaluating the impact EITF 00-21 may have on our future consolidated financial statements.

Financial Accounting Standard Board Interpretation No. 46, “Consolidation of Variable Interest Entities”, an interpretation of ARB No. 51.  In January 2003, the Financial Accounting Standard Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (hereinafter – “the Interpretation”).  According to the Interpretation, a Variable Interest Entity will be consolidated by an enterprise that is subject to a majority of the risk of loss from the Variable Interest Entity’s activities or entitled to receive a majority’s of the entity’s residual returns or both.  The primary beneficiary consolidates the Variable Interest Entity.  The Interpretation requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a Variable Interest Entity but is not the primary beneficiary.  The consolidation requirements of the Interpretation apply immediately to Variable Interest Entities created after January 31, 2003.  The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003.  Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.  We believe that the adoption of the Interpretation will not have a significant impact on our consolidated financial statements.

ITEM 6 – DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.

Directors and Senior Management

The following table lists our current directors and executive officers:

Name

Age

Position

Yehuda Zisapel

61

Chairman of the Board of Directors

Liam Galin

35

President, Chief Executive Officer and Director

Simona Green

36

Financial Director

Maura Rosenfeld

41

General Counsel and Corporate Secretary

Avi Kovarsky

46

Senior Vice President Sales

Guy Shapira

33

Vice President Research and Development

Roni Karp

56

Vice President Operations

Dafna Golan

43

Vice President Human Resources

Dael Govreen-Segal

36

Vice President Market Development

Zohar Zisapel

52

Director

Zohar Gilon

54

Director

Liora Katzenstein

47

Director

Hagen Hultzsch

63

Director

Israel Frieder

53

Director

Mr. Yehuda Zisapel is a co founder of RiT and has served as our Chairman of the Board since our inception and is also a director of RiT Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd. ("RAD"), a leading worldwide data communications company headquartered in Israel, Bynet Data Communications Ltd. ("BYNET") and its subsidiaries. Mr. Zisapel also is Chairman of the Board of Directors of RADWARE Ltd., and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. We have certain dealings with members of the RAD BYNET Group. See "Item 7.B - Related Party Transactions." Mr. Zisapel has B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion, Israel Institute of Technology ("Technion") and an M.B.A. degree in Business Administration from Tel Aviv University. Messrs. Yehuda Zisapel and Zohar Zisapel are brothers.

Mr. Liam Galin joined us in June 1998 as Vice President of Research and Development. In March 2000, Mr. Galin was appointed President and CEO and director of RiT and RiT Inc. Prior to joining us, Mr. Galin served in the Israel Defense Forces for nine years, as the head of a research and development department in the fields of data and telecommunications. Mr. Galin holds B.Sc. and M.Sc. degrees in Electrical Engineering from Tel Aviv University.

Ms. Simona Green joined us in April 2000 as the Company Controller. In October 2002, Ms. Green was appointed Financial Director of RiT.  Prior to joining us, Ms. Green worked for seven years at Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International. Ms. Green holds a BBA in business administration and accounting from the School of Business Administration of the College of Management.

Ms. Maura Rosenfeld joined us in November 1997 as the General Counsel and Corporate Secretary. Prior to joining us, she was in private practice for eight years in Israel and the United States. Ms. Rosenfeld was appointed a director of RiT Technologies, Inc. as of January 1, 2003. Ms. Rosenfeld has a BA degree in Economics from the University of Michigan and a JD from the University of Pittsburgh School of Law and an MBA from Manchester University in Israel. She is licensed to practice law in Pennsylvania and in Israel.

Mr. Avi Kovarsky joined us in 1997 as Senior Marketing Manager, and in 1999 became Vice President, Marketing and Sales, Data Communications Systems. Prior to joining us, Mr. Kovarsky was Software Sales Manager at Digital Corp. for 7 years. Mr. Kovarsky holds M.Sc. degrees in Computer Science and Civil Engineering from the Technion University in Haifa, Israel.

Mr. Guy Shapira joined us in 1999 as a Project Manager in the telecommunications and data communications fields. In April 2000, he was appointed as Vice President of Research and Development. In his ten years of experience prior to joining the Company, Mr. Shapira held senior research and development positions with the Israeli Ministry of Defense in the field of telecommunications. Mr. Shapira holds a B.Sc. degree in Electrical Engineering from Tel Aviv University.

Mr. Roni Karp joined us in March 2000 as Vice President of Operations. Prior to joining the Company, Mr. Karp managed the operations of two other Israeli high tech companies, serving as the Vice President of Operations of Telegate and the Director of Operations of Gilat Satellite Networks. Mr. Karp also has prior experience in research and development and engineering as a designer and project manager. Mr. Karp holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Israeli Institute of Technology ("Technion") and a M.Sc. degree in Management from the Tel Aviv University School of Business Administration.

Ms. Dafna Golan joined us in April 2001 as Vice President of Human Resources. Prior to joining us, Ms. Golan held the position of Vice President of Human Resources of VocalTec Communications, and prior to that served as the Human Resources Manager of Flying Cargo. Ms. Golan also has prior experience as a software support specialist for Digital. Ms. Golan holds a B.A. degree in Sociology and Political Science from Tel Aviv University and has undertaken Masters Studies in Organizational Behavior at Tel Aviv University.

Mr. Dael Govreen-Segal joined us in 1998 as a Research and Development Project Manager in the telecommunications field. In 1999, he was appointed as Director of Technology Strategy. In 2000, he was appointed as Vice President Strategy. In his twelve years of experience prior to joining the Company, Mr. Govreen-Segal held senior research and development positions in the fields of communications and biomedical engineering. Mr. Govreen-Segal holds a B.Sc. degree in Electrical and Computer Engineering from Ben Gurion University and a M.Sc. degree in Biomedical Engineering from Tel Aviv University.

Mr. Zohar Zisapel is our co-founder and has served as a Director since our inception. Mr. Zisapel served as a director of RiT Inc. until December 31, 2002. Mr. Zisapel is also a founder and a director of RAD, of which he currently serves as Chairman of the Board and served as President from 1982 to 1997. Mr. Zisapel is a director of other public companies including:  Verisity Ltd., RADVision Ltd., Ceragon Ltd. and RADCOM. The Company has certain dealings with members of the RAD BYNET Group. See "Item 7.B - Related Party Transactions." Mr. Zisapel previously served as Head of the Electronics Research Department in the Israeli Ministry of Defense. He has B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion and an M.B.A. degree in Business Administration from Tel Aviv University. Messrs. Zohar Zisapel and Yehuda Zisapel are brothers.

Mr. Zohar Gilon has been a director of ours since 1995. Mr. Gilon is the Chief Executive Officer of Tamar Technology Ventures, a venture capital partnership which invests primarily in Israeli companies. Previously, he served as Managing Director of Shaked Technologies Ltd., a company which has served since April 1982 as a consultant to and representative of major U.S. electronics and aerospace companies. From October 1993 until August 1995, he served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology projects in Israel and abroad. Mr. Gilon is a private investor in numerous high-technology companies, including affiliates of ours in Israel, and is a director of Silicom, RADCOM, AVT Ltd., Ceragon Ltd., RAD Ventures and WisAir Ltd. He has a B.Sc. degree in Electrical Engineering from the Technion and a M.B.A. from Tel Aviv University.

Dr. Liora Katzenstein became a director of RiT as of February 15, 2003. Prof. Katzenstein divides her time between the worlds of business and academia. Her experience as Associate Dean of TISOM (Tel Aviv International School of Management), a private international business school in Tel Aviv, led directly to her initiative in bringing Swinburne University of Technology's renowned Entrepreneurship and Innovation program to Israel in the framework of ISEMI (Institute for the Study of Entrepreneurship and Management of Innovation), where she serves as Founder and President since 1996. As one of the pioneers of entrepreneurial education in Israel, she has published many articles and lectured on this and related subjects at most of Israel's prestigious universities and management institutions as well as at major public organizations and private technology based corporations. She holds an MALD in Law and Diplomacy from Tufts University, Boston and a Visiting Doctoral Scholarship at the Harvard Graduate School of Business Administration, and a Ph.D. in International Economics from the University of Geneva.  In addition, Prof. Katzenstein is a member of the Board of Directors of several companies including Clal Industries & Investments, Discount Issuers Ltd., Bezeq Globe, Amanet, RADWare and RADVision (the latter two companies are part of the RAD BYNET Group).

Dr. Hagen Hultzsch was appointed as a director of RiT as of January 1, 2002. Dr. Hultzsch is originally a nuclear physicist with computing and telecommunications background and has been a Member of the Board of Management of Deutsche Telekom responsible for the Technology and Services Division since 1993. Earlier he served Volkswagen AG as Corporate Executive Director Organization and Information Systems, reporting to the CEO from 1985 to 1993. Prior to that, he worked for EDS, Electronic Data Systems as their Director of the Technical Services Group in Germany starting in 1985. From 1977, he was head of the Computer Center at the Heavy Ion Research Center in Darmstadt, Germany. He is now serving on several boards as a director, including the chair of the Supervisory Boards of Voice Objects AG and T-Systems Solutions for Research, a member of the boards of SCM-Microsystems, of TranSwitch Corporation, of VPIsystems, and of ICANN, a member of the Supervisory Boards of Leybold Optics GmbH, of Authentidate International AG, of Heraeus Tenevo AG and others. Dr. Hultzsch received his Ph.D. in physics from Johannes Gutenberg University in Mainz, Germany.

Mr. Israel Frieder was appointed as a director of RiT as of January 1, 2002. Mr. Frieder is the Chief Executive Officer of Kardan Communications Ltd. Mr. Frieder's previous positions include serving as the Corporate Vice President of Business Development & Strategic Planning of ECI Telecom, the President of ECI Telecom, Inc., and the President of Network Systems of Tadiran Telecommunication Ltd. While at Tadiran, Mr. Frieder served as a director of Tadiran Telecommunications Canada, Inc., ECI – Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN – Tadiran Newbridge Networks Ltd. Mr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Mr. Frieder holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology and an M.B.A. in Operational Research from the Hebrew University in Jerusalem.

6.B.

Compensation

The aggregate direct remuneration paid to all our directors and officers as a group for the year ended December 31, 2002 was approximately $838,118. This amount includes approximately $177,611, which was set aside or accrued to provide retirement annuities or similar benefits. The amount does not include any amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Our directors (who are not also officers) received no compensation in 2002, other than the options granted to such directors under our Director's Share Incentive Plan described below. See "Item 7 – Major Shareholders and Related Party Transactions."

In June 1997, our Board of Directors adopted RiT's Directors Share Incentive Plan (1997) (the "Director Share Incentive Plan"), pursuant to which 110,000 Ordinary Shares were reserved for issuance upon the exercise of options under such plan. The Director Share Incentive Plan is administered by the Share Incentive Committee of the Board of Directors. Under Section 112 of the Israeli Companies Law, the Share Incentive Committee may only advise the Board of Directors with regard to the grant of options, and the actual grant is carried out by the Board of Directors. All of the options originally granted under the Director Share Incentive have expired.

On October 10, 2001, the options committee of the Board of Directors resolved to grant 40,000 options to certain directors under the Director's Share Incentive Plan. On April 23, 2002, the Audit Committee and Board of Directors resolved to reserve 110,000 additional shares for use in the Directors Share Incentive Plan and to grant an additional 170,000 options to certain directors under the Director's Share Incentive Plan.  The reservation of shares and grant of the options were ratified by the shareholders at the Annual Shareholders' Meeting on September 12, 2002.

The following table summarizes information about all stock options outstanding at May 31, 2003:

	Options unexercised
	Number of	Weighted
	Shares	average
	unexercised at	remaining
	May 31, 2003	contractual
		life
Exercise prices (in U.S. $)		In years

1.61 - 1.875	1,000,916	2.72
2.05 - 2.75	387,333	1.72
3.6875- 4.5625	112,500	2.77
6	48,200	2.76
7.375	60,000	2.11
8	-	-
9.6875	6,000	2.17
	1,614,950

The aggregate number of options outstanding held by all our directors and officers as a group as of May 31, 2003 is 1,029,500.

We believe that no adverse tax consequences will result to us in connection with such grant or exercise of the options.

6.C.

Board Practices

According to the Israeli Companies Law and our articles of association, the oversight of the management of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it determines, including the grant of security interests in all or any part of our property.

Our directors are elected by the shareholders, except in certain cases where directors are appointed by the board of directors, such as filling vacancies, and their appointment is subject to ratification by the shareholders at the next annual or extraordinary meeting of shareholders. Except for external directors (as described below), directors elected by the shareholders hold office until the next annual meeting of shareholders, which is required to be held at least once during every calendar year and not more than fifteen months after the last preceding meeting. Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders.

Our articles of association allow for a director to appoint another person who is not a director as an alternate for himself. Unless the appointing director limits the period or scope of such appointment, it shall be for a period that will expire upon the expiration of the appointing director’s term, and shall be for all purposes.

Independent Directors; External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, are required to appoint two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by its controlling entity. The term affiliation includes:

•

an employment relationship;

•

a business or professional relationship maintained on a regular basis;

•

control; and

•

service as an "office holder."

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company who is directly subject to the chief executive officer.

No person can serve as an external director if the person’s position or other business creates, or may create, conflict of interests with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•

at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or

•

the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended for an additional three year period. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, and the audit committee is required to include all the external directors. Currently, Israel Frieder and Hagen Hultzsch qualify as external directors.

An external director is entitled to consideration and to reimbursement of expenses, only as provided in regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with his service as an external director. Nevertheless, the grant of an exemption from liability for breach of duty of care toward the company, an undertaking to indemnify, indemnification or insurance pursuant to the provisions of the Companies Law shall not be deemed as compensation.

Under the Companies Law, an external director cannot be dismissed from the office unless:

*

the board of directors determines that the external director no longer meets one of the requirements for qualifying as an external director, as set forth in the Companies Law, or that the external director is in breach of his or her fiduciary duties to the company, and the shareholders of the company vote (with the same majority required for the appointment) to remove the external director, after giving the external director the opportunity to present his or her position before the general meeting;

*

an Israeli court determines, upon a request of a director or a shareholder, that the director no longer meets the requirements for holding such office, as set forth in the Companies Law, or that the director is in breach of his or her fiduciary duties to the company; or

*

the court determines, upon a request of the company , a director, a shareholder or a creditor of the company, that the external director is unable to fulfill his or her office on a permanent basis or has been convicted by a court outside of Israel of certain crimes as specified in the Companies Law.

Committees

Audit Committee

Nasdaq Requirements

Our ordinary shares are listed for quotation on the Nasdaq National Market and we are subject to the rules of the Nasdaq National Market applicable to listed companies.  We are obligated under the requirements for listing on the Nasdaq National Market to have at least two independent directors on our board of directors, who also may serve as external directors under the Companies Law, and to establish an audit committee, at least a majority of whose members are independent of management.  The responsibilities of the audit committee under the Nasdaq rules include, among other things, evaluating the independence of a company’s outside auditors.  In addition, the Audit Committee is responsible for pre-approving all services provided to us by our independent auditors. Liora Katzenstein, Israel Frieder and Zohar Gilon qualify as independent directors under the current Nasdaq National Market requirements, and are all members of the Audit Committee.

Companies Law Requirements

Under the Companies Law, our board of directors is required to appoint an audit committee, which must be comprised of at least three directors and include all of the external directors, but may not include:

•

the chairman of the board of directors;

•

any controlling shareholder or any relative of a controlling shareholder; and

•

any director employed by the company or providing services to the company on a regular basis.

The duty of the audit committee is to examine flaws in the business management of the company, including in consultation with the internal auditor and the company’s independent accountants, and to suggest remedial measures to the board.  In addition, as more fully described under Item 10B below, the approval of the audit committee is required under the Companies Law to effect certain actions and transactions with office holders and interested parties. The audit committee may not approve such actions or transactions unless at the time of such approval the two external directors are serving as members of the audit committee and at least one of them is present at the meeting at which such approval is granted.

Share Incentive Committee

Our share incentive committee administers our share incentive plan and option grants. Under Section 112 of the Israeli Companies Law, the Share Incentive Committee may only advise the Board of Directors with regard to the grant of options, and the actual grant is carried out by the Board of Directors.

Internal Auditor

Under the Companies Law, the board of directors of a public company must also appoint an internal auditor proposed by the audit committee.  The duty of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law and orderly business procedure.  Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative. Our internal auditor is the accounting firm of Schwartz, Lerner, Duvshani & Co.

Somekh Chaikin Certified Public Accountants (Israel), a member of KPMG International, serves as external auditor of the company.

6.D.

Employees

As of March 31, 2003, we had 120 full-time employees in Israel. Four employees are employed at our sales office in Russia. Nine employees are employed at our wholly-owned United States subsidiary, RiT Inc. Of the full-time employees in Israel, 41 were employed in research and development, 30 in operations, 33 in marketing and sales and 16 in administration and management.

As of March 31, 2002, we had 175 full-time employees and 4 part-time employees in Israel. Three employees were employed at our sales office in Russia and one in our office in Germany. Twenty employees were employed at our wholly-owned United States subsidiary, RiT Inc. Of the full-time employees in Israel, 46 were employed in research and development, 39 in operations, 46 in marketing and sales and 20 in administration and management.

As of March 31, 2001, we had 187 full-time employees and 5 part-time employees in Israel. Three employees were employed at our sales office in Russia and one in our office in Germany. Ten employees were employed at RiT's wholly-owned United States subsidiary, RiT Inc. Of the full-time employees in Israel, 42 were employed in research and development, 60 in operations, 47 in marketing and sales and 24 in administration and management.

We consider our relations with our employees to be excellent and have never experienced a labor dispute, strike or work stoppage. Substantially all of our employees have employment agreements and none is represented by a labor union. Typically, the employment agreements provide for employees in Israel to receive an insurance policy known as "managers' insurance" and a savings fund for professional enrichment. We also provide employees in Israel with long-term disability insurance.

We maintain an incentive plan for our marketing and sales personnel, pursuant to which monthly remuneration is based, in part, upon sales and margin quotas. In addition, marketing and sales personnel occasionally receive bonuses for special achievements.

Our Israeli employees are not party to any collective bargaining agreement. However, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association) that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. In addition, Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the work day, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment. See Note 4 to the Consolidated Financial Statements.

Pursuant to Israeli law, we are legally required to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause. We contribute approximately 8.3% of the employee's salary as far as it relates to certain of our employees, by contributing funds on a monthly basis to the managers' insurance. This policy provides a combination of savings plans, insurance and severance pay, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet as "provision of severance pay."

All Israeli employers, including us, are required to provide certain increases as partial compensation for increases in the Consumer Price Index. The specific formula for such increases varies according to agreements reached among the Government of Israel, the Manufacturers' Association and the Histadrut. Israeli employees and employers also are required to pay pre-determined sums (which include a contribution to national health insurance) to the Israel National Insurance Institute, which provides a range of social security benefits.

6.E.

Share Ownership

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by members of our senior management, as of May 31, 2003:

Name

Title/Office

As a % of Outstanding

Ordinary Shares

Yehuda Zisapel

Chairman of the Board of Directors

15.5%

Liam Galin

President, Chief Executive Officer and Director

1.94%

Simona Green

Financial Director

*

Maura Rosenfeld

General Counsel and Corporate Secretary

*

Avi Kovarsky

Senior Vice President Sales

*

Guy Shapira

Vice President Research and Development

*

Roni Karp

Vice President Operations

*

Dafna Golan

Vice President Human Resources

*

Dael Govreen-Segal

Vice President Market Development

*

Zohar Zisapel

Director

15.7%

Zohar Gilon

Director

*

Dr. Liora Katzenstein

Director

*

Hagen Hultzsch

Director

*

Israel Frieder

Director

*

* Less than 1%

Note: As of May 31, 2003, the total number of shares outstanding owned by all directors and officers as a group (fourteen persons, including Yehuda and Zohar Zisapel), excluding options, is 2,695,410.

ITEM 7 – MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.

Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares as of May 31, 2003 by each person who is known by us to own beneficially more than 5% of our outstanding Ordinary Shares. Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person or entity. For additional information regarding ownership by all officers and directors, see “Item 6.E. - Share Ownership.”

Name	Number of Ordinary Shares Owned Excluding Options	Number of Ordinary Shares Beneficially Owned	Beneficially Owned as Percent of Total Shares as of May 31, 2003[1]
Yehuda Zisapel	1,335,650[2]	1,385,650	15.5%
Zohar Zisapel	1,350,050	1,400,050	15.7%
Kern Capital Management LLC[3]	1,326,200	1,326,200	14.9%
Ofer Bengal[4]	503,450	503,450	5.6%

(1)

Based on 8,927,352 Ordinary Shares outstanding as of May 31, 2003, including any options granted under the Director's Share Incentive Plan and exercisable within 60 days.

(2)

Represents 1,335,650 shares held of record by Retem Networks Ltd., of which Yehuda Zisapel is the beneficial owner.

(3)

Kern Capital Management LLC purchased our shares in public trading. The information is based on Schedule 13G filed by Kern Capital on February 14, 2003.

(4)

Includes 352,600 shares held by Ofer Bengal Ltd. and 150,850 shares held by Amit Keren Ltd., corporations controlled by Ofer Bengal; Ofer Bengal ceased to be a director and officer as of February 29, 2000.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of our control.

7.B.

Related Party Transactions

The RAD-BYNET Group

Messrs. Yehuda and Zohar Zisapel are our founders, directors and principal shareholders. One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and their respective subsidiaries and affiliates, are known as the "RAD-BYNET Group." See “Item 6 - Directors, Senior Management and Employees.”

Members of the RAD-BYNET Group, each of which is a separate legal entity, are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products, none of which is currently the same as any product of ours.  One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other real estate, services, holdings and pharmaceutical companies. The above list does not constitute a complete list of the investments of Messrs. Yehuda and Zohar Zisapel.

Certain companies in the RAD-BYNET provide certain services to us. We reimburse each of these companies for our costs in providing such services. In 2002, these services accounted for approximately $0.4 million. Some of these services are obtained through tenders to suppliers for the RAD-BYNET group as a whole, allowing us to benefit from the purchasing and bargaining power of a larger entity.

We also lease office, manufacturing and warehousing premises in Tel Aviv and we leased manufacturing and warehousing premises in Jerusalem until March 2003, in each case from affiliates of our principal shareholders, Yehuda and Zohar Zisapel. The aggregate annual payments in 2002 to these related parties were approximately $871,801. A United States subsidiary of RAD provides administrative services and leases premises in Mahwah, New Jersey, to RiT Inc. The annual payments in 2002 were approximately $40,000.

We have a non-exclusive distribution arrangement with Bynet Applications for the distribution of our enterprise solutions in Israel. In 2002, sales through this arrangement were approximately $1.0 million.

We believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and generally no less favorable to us than terms which might be available to us from unaffiliated third parties. All future transactions and arrangements (or modifications of existing ones) with members of the RAD-BYNET Group in which our Office Holders have a personal interest or which raise issues of such Office Holders' fiduciary duties will require approval by a majority of the disinterested members of the Board of Directors and by the Audit Committee and, in certain circumstances, our shareholders, as required under the Companies Law.

Registration Rights

In June 1997, we entered into agreements with our directors and with our other principal shareholders, entitling them to certain registration rights. Pursuant to such agreements, each of the directors has the right to demand one registration of his shares under the Securities Act. The right of the other principal shareholders (as a group) to demand registration of their shares has expired. In addition, each of the parties to such agreements (other than us) has the right to have its shares included in certain registration statements filed by us.

7.C.

Interests of Experts and Counsel

Not applicable.

ITEM 8 – FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

Neither we nor RiT Inc. are a party to any material litigation, either in Israel or abroad, and is not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

Dividend Policy

We have never declared or paid any cash dividends on our Ordinary Shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.  Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant.

8.B. Significant Changes

No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements, if any, included in this document.

ITEM 9 – THE OFFER AND LISTING

Share History

The following table sets forth, for the calendar quarters indicated, the high and low sales prices of our Ordinary Shares as reported on NASDAQ (in U.S. dollars).

	High	Low
1998	15.38	1.25
1999	7.88	1.50
2000	19.75	6.00
2001	9.44	1.61
2002	3.93	0.94

First Quarter 2001	9.44	4.25
Second Quarter 2001	5.97	3.69
Third Quarter 2001	4.00	1.61
Fourth Quarter 2001	3.58	1.61
First Quarter 2002	3.93	2.65
Second Quarter 2002	2.78	1.1
Third Quarter 2002	1.44	0.75
Fourth Quarter 2002	1.47	0.24
December 2002	1.47	0.56
January 2003	1.04	0.63
February 2003	1.31	0.68
March 2003	1.20	0.95
April 2003	1.2	0.93
May 2003	1.25	0.94

Our ordinary shares are listed on the Nasdaq National Market, or Nasdaq, under the symbol RITT.  To continue to be listed on Nasdaq, we need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share and a minimum market value of our publicly held shares, or MVPHS, of at least $5.0 million.  From time to time, during 2002 and into 2003, our ordinary shares have had a bid price of less than $1.00 per share.  In addition, in January 2003, we received notice from Nasdaq that we are not in compliance with the MVPHS condition. In March 2003, Nasdaq withdrew all proceedings regarding the delisting of our ordinary shares since our MVPHS exceeded $5.0 million for ten consecutive business days.  Based on our current amount of publicly held shares, if our share price drops below a closing inside bid price of $1.02 per share for a period of 30 consecutive days, and we cannot return to compliance, we could receive another notice of non-compliance, which could lead to the delisting of shares.

As of May 31, 2003, 8,927,352 shares of our Ordinary Shares were outstanding.

9.B.

Plan of Distribution

Not applicable.

9.C.

Markets

Our Ordinary Shares trade exclusively on the NASDAQ National Market under the symbol “RITT.” The symbol changed from “RITTF” on March 8, 1999.

9.D.

Selling Shareholders

Not applicable.

9.E.

Dilution

Not applicable.

9.F.

Expenses of the Issue

Not applicable.

ITEM 10 – ADDITIONAL INFORMATION

10.A.

Share Capital

 Not applicable.

10.B.

Memorandum and Articles of Association

Set out below is a description of certain provisions of our Memorandum and Articles of Association, and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles which are incorporated by reference to an exhibit to this Annual Report and by Israeli law.

We were first registered under Israeli law on July 16, 1989 as a private company. In July 1997, we became a public company.  We are registered with the Registrar of Companies in Israel under number 520043357.

Objects and Purposes

Pursuant to Section 2 of our Memorandum of Association, the principal object for which we are established is to manufacture, market, sell, import, export, acquire, rent to, lease to, rent from, lease from and engage in any manner whatsoever in computer equipment.

Limitation on Rights to own Shares

Neither our Memorandum of Association or our Articles of Association nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary Shares by non-residents of Israel, except with regard to subjects of countries which are in a state of war with Israel who may not be recognized as owners of Ordinary Shares.

Directors

The Companies Law requires that transactions between a company and its office holders (which term includes directors) or that benefit its office holders, including arrangements as to the compensation of office holders, be approved as provided for in the Companies Law and the company's articles of association.  For further information as to such approval provisions, see below under “Approval of Specified Related Party Transactions under Israeli Law.”

Under our Articles, in general, the oversight of the management of our business is vested in the Board of Directors, which may exercise all such powers, including the power to borrow or secure the payment of any sum of money for the purposes of the Company, and may secure or provide for repayment of such sum, in such manner as it thinks fit.

There is no requirement under our Articles or Israeli law for directors to retire on attaining a specific age. Our Articles do not require directors to hold our ordinary shares to qualify for election.

Approval of Specified Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders (as defined under the Companies Law, see Item 6B above) of a company.  Each person listed in the table under “Directors and Senior Management” above is an office holder.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care of an office holder includes a duty to use reasonable means to obtain:

•

information on the advisability of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and

•

all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

•

refrain from any conflict of interest between the performance of his or her duties in the company and the performance of his or her other duties or his or her personal affairs;

•

refrain from any activity that is competitive with the company;

•

refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•

disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.

Under the Companies Law, director’s compensation arrangements in public companies, such as ours, generally require the approvals of the audit committee, the board of directors and the shareholders, in that order.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed.  A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder’s duty to disclose applies also to a personal interest of the office holder’s relative, which term is defined in the Companies Law as the person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing.

Under the Companies Law, an extraordinary transaction is a transaction:

•

other than in the ordinary course of business;

•

otherwise than on market terms; or

•

that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under the Companies Law, once an office holder complies with the above disclosure requirement, the board of directors may approve the transaction, unless the articles of association provide otherwise. Nevertheless, a transaction that is adverse to the company’s interest may not be approved.

If the transaction is an extraordinary transaction, approval of both the audit committee and the board of directors is required. Under specific circumstances, shareholder approval may also be required. A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of the members of the board of directors has a personal interest, shareholder approval is also required.

Duties of Shareholders

Under the Companies Law, the disclosure requirements, which apply to an office holder, also apply to a controlling shareholder of a public company. A controlling shareholder is a shareholder who has the ability to direct the activities of a company, including a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company, but excluding a shareholder whose power derives solely from his or her position as a director of the company or any other position with the company.

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by a majority vote, provided that either:

•

at least one-third of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor; or

•

the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see “Item 7 – Major Shareholders and Related Party Transactions.”

In addition, under the Companies Law, each shareholder has a duty to act in good faith in exercising his rights and fulfilling his obligations toward the company and other shareholders and to refrain from abusing its power in the company, such as in shareholder votes. In addition, specified shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of the articles of association, has the power to appoint or to prevent the appointment of an office holder or any other power toward the company. However, the Companies Law does not define the substance of this duty of fairness.

Exculpation, Insurance and Indemnification of Office Holders

Insurance of Office Holders

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his or her capacity as an office holder, for:

•

a breach of his or her duty of care to us or to another person;

•

a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or

•

a financial obligation imposed upon him or her in favor of another person.

Indemnification of Office Holders

Our Articles of Association provide that we may indemnify an office holder with respect to an act performed in his or her capacity as an office holder against:

•

a financial obligation imposed on him or her in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; and

•

reasonable litigation expenses, including attorneys’ fees, expended by the office holder or charged to him or her by a court, in proceedings we institute against him or her or instituted on our behalf or by another person, a criminal charge from which he or she was acquitted, or a criminal charge in which he or she was convicted of a crime that does not require proof of criminal intent.

Our Articles of Association also include provisions:

•

authorizing us to grant in advance an undertaking to indemnify an office holder, provided that the undertaking is limited to types of events which our board of directors deems to be anticipated at the time of the undertaking and limited to an amount determined by our board of directors to be reasonable under the circumstances; and

•

authorizing us to retroactively indemnify an office holder.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•

a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•

a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;

•

any act or omission done with the intent to derive an illegal personal benefit; or

•

any fine imposed against the office holder.

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, the office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders. Our current policy for director’s and officer’s liability insurance will expire in July 2003.  The company is currently in the process of renewal of its coverage and the terms of such coverage are not yet known.

Share Capital

Our share capital is divided into two classes of shares, par value 0.10 NIS per share: (i) ordinary shares, which entitle their holders to notice of and to participate in and to vote one vote per ordinary share at shareholder meetings, the right to receive dividends upon the declaration of dividends by the board of directors and the right to participate in the distribution of our assets upon liquidation; and (ii) deferred shares, which entitle their holders no rights other than the right to their par value upon our liquidation. The rights attached to any class may be modified or abrogated by a simple majority of the voting power represented at a shareholder meeting, in person or by proxy, and voting thereon, subject to the approval of a majority of the shares of such class present and voting at a separate class meeting.

All of our outstanding shares are fully paid and non-assessable.  The shares do not entitle their holders to preemptive rights.

Dividends

Dividends on our ordinary shares may be paid only out of profits and other surplus, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is not reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

General Meetings

An annual shareholder meeting is required to be held once every calendar year, within a period not to exceed fifteen (15) months after the last preceding annual meeting. The board of directors, whenever it thinks fit, may convene an extraordinary shareholder meeting and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of at least 5% of our outstanding ordinary shares.

We are required to give prior notice of a shareholder meeting of at least 21 days. Two or more shareholders, present in person or by proxy and holding at least 35% of our outstanding voting power constitute a quorum. Unless otherwise required by the Companies Law, resolutions at shareholder meetings are deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

Anti-Takeover Provisions; Mergers and Acquisitions

There are no specific provisions of our Memorandum or Articles that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us. However, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction, provided that each company party to the transaction obtains the approval of its board of directors and shareholders. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) have voted against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of that party. Finally, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies.

In addition, provisions of the Companies Law that deal with “arrangements” between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquirer. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter. In addition to shareholder approval, court approval of the transaction is required, which entails further delay. The Companies Law also provides for a merger between Israeli companies, after completion of the above procedure for an “arrangement” transaction and court approval of the merger.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company. This rule does not apply if there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a majority shareholder of the company. The Israeli Minister of Justice has the authority to adopt regulations exempting from these tender offer requirements companies that are publicly traded outside Israel, such as us. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. Furthermore, Israeli tax law treats some acquisitions, such as stock-for-stock acquisitions exchanges between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

10.C.

Material Contracts

We have entered into contracts with related parties, as described in Item 7.B above.

10.D.

Exchange Controls

Any dividends declared on our Ordinary Shares, and any amounts payable upon the dissolution, liquidation or winding up of our affairs, as well as the proceeds of any sale in Israel of the Ordinary Shares to an Israeli resident may be paid in non-Israeli currency, or if paid in Israeli currency, shall be freely repatriable in non-Israeli currency, at a rate of exchange prevailing at the time of conversion.

10.E.

Taxation

Israeli Tax Considerations

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us. The following also contains a discussion of the material Israeli and United States tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question.

Prospective purchasers of our ordinary shares should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares, including, in particular, the effect of any foreign, state or local taxes.

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the “Tax Reform”, came into effect.

The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

*

Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

*

Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

*

Introduction of controlled foreign corporation (CFC) rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation whose shares are not publicly traded (or which has offered less than 30% of its shares or any rights to its shares to the public), in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend;

*

Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax” below;

*

Introduction of a new regime for the taxation of shares and options issued to employees, officers and directors; and

*

Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

General Corporate Tax Structure

Israeli companies are subject to tax at the rate of 36% of taxable income (and are subject to capital gains tax at a rate of 25% for capital gains derived after January 1, 2003).  However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

Special Provisions Relating to Taxation Under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation.  The Inflationary Adjustments Law is highly complex.  Its features which are material to us can be described as follows:

•

Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation.  The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward.

•

Where a company’s depreciated cost of Fixed Assets exceeds its equity, the excess multiplied by the applicable annual rate of inflation is added to taxable income.

•

Subject to specified limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index.

•

Taxable gains on certain traded securities (which were previously exempt from tax) are taxable at a reduced rate following the Tax Reform.  However, dealers in securities are subject to the regular tax rules applicable to business income in Israel. We are subject to tax under this law.

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”), provides that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel, a proposed capital investment in eligible facilities may be designated as an “Approved Enterprise.” Such applications may be submitted until December 31, 2003. Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, such as the equipment to be purchased and utilized pursuant to the program. The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates. The benefits under the law are usually not available with respect to income derived from products manufactured outside of Israel. The law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.

Taxable income derived from an Approved Enterprise (including income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business) is subject to a reduced corporate tax rate of 25% rather than the usual rate of 36%, for the benefits period subject to compliance with the conditions for approval as disclosed below.  This period is ordinarily seven years, or ten years for a company whose foreign investment level as defined below exceeds 25%, commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to twelve years from the commencement of production or fourteen years from the date of approval, whichever is earlier. That income is eligible for further reductions in tax rates if the company qualifies as a foreign investors’ company.  A foreign investors’ company is a company in which more than 25% of its combined share capital (in terms of shares, rights to profits, voting and appointment of directors) and loan capital is owned by non-Israeli residents.  The tax rate is reduced to 20% if the foreign ownership of the foreign investors’ company is 49% or more but less than 74%; 15% if the foreign ownership of the foreign investors’ company is 74% or more but less than 90%; and 10% if the foreign ownership of the foreign investors’ company is 90% or more.  The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year. Such tax rates (subject to a pending amendment to the Investment Law), are applicable only to a foreign investors company that submitted an application for the grant of Approved Enterprise status, prior to December 31, 2002.

In the event that a company is operating under more than one approval, or that not all of its capital investments are approved, its effective corporate tax rate is the result of a weighted combination of the various applicable rates.  A company may elect to forego entitlement to the grants otherwise available under the Investment Law and, in lieu thereof, participate in an alternative benefits program, referred to as the Alternative Benefits Program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a period of between two and ten years, depending upon the geographic location within Israel and the type of the Approved Enterprise.  Upon expiration of the exemption period, the Approved Enterprise is eligible for beneficial tax rates under the Investment Law for the remainder, if any, of the otherwise applicable benefits period.

Dividends paid by a company that owns an Approved Enterprise and that are attributable to income derived from that Approved Enterprise during the applicable benefits period, are taxed at a reduced rate of 15%, if the dividends are paid during the benefit period or no more than twelve years thereafter; or, if the Company qualifies as a foreign investors’ company without any time limitations.  This tax must be withheld at source by the company paying the dividend.  A dividend paid from income derived from an enterprise owned by a company that has elected the Alternative Benefits Program during the period in which it is exempt from tax is also subject to withholding tax at a 15% rate but causes the company to be liable for corporate tax on the amount distributed which for this purpose includes the amount of the corporate tax at the rate that would have been applicable had the company not elected the Alternative Benefits Program of up to 25%.

Under the Investment Law, we are entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval we received.  A major part of our production facilities has been granted the status of an "Approved Enterprise" under the Investment Law.

Income arising from our "Approved Enterprise" is subject at zero tax rates under the "Alternative Benefit Method" and reduced tax rates based on the level of direct or indirect ownership for specific period. The period of benefits in respect of most of our production facilities will terminate in the years 2005 - 2011. No new approvals have been received since 1997. See Note 7(b) to the Consolidated Financial Statements.

The benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval.  In the event that we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest.  We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an “Industrial Company” within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law.  According to the Industry Encouragement Law, an “Industrial Company” is a company resident in Israel, 90% or more of the income of which in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an “Industrial Enterprise” owned by it.  An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production.

The following corporate tax benefits are available to Industrial Companies, among others:

•

amortization of the cost of purchased know-how and patents over an eight-year period for tax purposes;

•

accelerated depreciation rates on equipment and buildings;

•

under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•

deduction over a three-year period of expenses involved with the issuance and listing of shares on a stock exchange.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  No assurance can be given that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Capital Gains Tax

Israeli law generally imposes on residents and non-residents of Israel a tax on the sale of capital assets in Israel including our ordinary shares, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Prior to the Tax Reform, gains on sales of our ordinary shares by individuals were, generally, exempt from Israeli capital gains tax for so long as our shares were quoted on Nasdaq or another stock exchange recognized by the Israeli Controller of Foreign Currency and we qualified as an Industrial Company.

Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (such as our company). This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses, and does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement).  The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel, provided that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. However, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In any event, the provisions of the Tax Reform shall not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Application of the U.S.-Israel Income Tax Treaty to Capital Gains Tax

Pursuant to an income tax treaty between the governments of the United States and Israel, the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if (i) the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable.  However, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits.

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of 25%. If the income out of which the dividend is being paid is attributable to an Approved Enterprise, the rate is 15%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then income tax with respect to shareholders that are U.S. corporations holding at least 10% of our voting power is required to be withheld at the rate of 12.5%.

U.S. Tax Considerations

The following summary describes the material U.S. federal income tax considerations relating to an investment in the ordinary shares. This summary deals only with ordinary shares held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, tax-exempt organizations, life insurance companies, individual retirement and tax-deferred accounts, persons holding the ordinary shares as part of a hedging or conversion transaction or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. Furthermore, the discussion below is based upon the Code, existing and proposed Treasury regulations promulgated thereunder, and applicable administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

The following discussion describes the material U.S. federal income tax consequences to a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation, created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. holder”). Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”). In addition, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of U.S. federal gift or estate taxes or any aspect of state, local or non-U.S. tax laws.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of its personal circumstances. Each shareholder is therefore advised to consult such person's own tax advisor with respect to the specific U.S. federal income tax consequences to such person of purchasing, holding or disposing of the ordinary shares, as well as the effect of any state, local or other tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the headings “Passive Foreign Investment Companies,” “Foreign Personal Holding Companies,” and "Controlled Foreign Corporations," U.S. holders are required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent of our current and accumulated earnings and profits attributable to the distribution, as determined for U.S. federal income tax purposes. The amount of a distribution which exceeds our earnings and profits will be treated first as a non-taxable return of capital, reducing the U.S. holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts. Corporate holders generally will not be allowed a deduction for dividends received from us.

The amount of a distribution with respect to our ordinary shares equals the amount of cash and the fair market value of any property distributed plus the amount of any Israeli taxes withheld therefrom. The amount of any cash distributions paid in NIS equals the U.S. dollar value of the NIS on the date of distribution based upon the exchange rate in effect on such date, and U.S. holders will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value.

U.S. holders may generally be entitled to a foreign tax credit or deduction in an amount equal to the Israeli tax withheld on distributions on the ordinary shares. Distributions paid by us will generally be foreign source passive income for U.S. foreign tax credit purposes, which could reduce the amount of available foreign tax credit. The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. holder. Because of the complexity of these limitations, U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

Disposition of Shares

Subject to the discussion under the headings “Passive Foreign Investment Companies,” “Foreign Personal Holding Companies,” and "Controlled Foreign Corporations," upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares. The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder held the shares for more than one year as of the time of disposition. Any gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for losses treated as foreign source to the extent certain dividends were received by the U.S holder within the 24-month period preceding the date on which the U.S holder recognized the loss.

Passive Foreign Investment Companies

We will be a passive foreign investment company (“PFIC”) if: (1) 75% or more of its gross income in a taxable year is passive income or (2) at least 50% of our assets (averaged over the year and generally determined based upon value) in a taxable year are held for the production of passive income. Certain "look-through" rules apply in making this determination. Passive income generally consists of dividends, interest, rents, royalties, annuities, and income from certain commodities transactions and from notional principal contracts. If we are a PFIC, each U.S. holder who has not elected to treat us as a “qualified electing fund” (the “QEF election”) would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, be liable to pay tax at the then prevailing highest tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the U.S. holder’s holding period for the ordinary shares.

A U.S. holder of PFIC stock which is publicly traded could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

We were not a PFIC for the fiscal year ended December 31, 2002. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Foreign Personal Holding Companies

Special U.S. tax rules apply to a shareholder of a foreign personal holding company ("FPHC"). If we or any of our non-U.S. subsidiaries, if we had any, are a FPHC for a taxable year, each U.S. holder who owned ordinary shares on the last day of our taxable year or, if earlier, the last day of the year in which a required ownership test is met, is required to include in gross income as a deemed dividend its pro rata portion of our undistributed income, even if no cash dividend is actually paid. In such case, the U.S. holder is generally entitled to increase its tax basis in the ordinary shares by the amount of the deemed dividend. We will be a FPHC if five or fewer U.S. holders own directly, indirectly or constructively more than 50% of our stock and at least 60% of our gross income is passive income. We believe that we are not a FPHC. However, in the event we become a FPHC in the future, the FPHC rules would apply to U.S. holders.

Controlled Foreign Corporations

Special U.S. tax rules apply to certain shareholders of a controlled foreign corporation ("CFC"). If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by "U.S. shareholders," we could be treated as a CFC under subpart F of the Code. For purposes of the CFC rules a U.S. shareholder is a U.S. person who owns 10% or more of the total combined voting power of all our classes of shares. Our Classification as a CFC would require such U.S. shareholders to include in income their pro rata share of our "subpart F income," as defined in the Code. In addition, gain from the sale or exchange of ordinary shares by a U.S. shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of our earnings and profits attributable to the ordinary shares sold or exchanged. We believe that we are not a CFC. However, in the event we become a CFC in the future, the CFC rules would apply to those U.S. holders that are U.S. shareholders.

Information Reporting and Backup Withholding

A U.S. holder may be subject to backup withholding with respect to cash dividend payments and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Information reporting and backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the Internal Revenue Service.

Non-U.S. Holders of Ordinary Shares

Except as provided below, a non-U.S. holder of ordinary shares generally will not be subject to U.S. income or withholding tax on the payment of dividends on, and the proceeds from the disposition of ordinary shares.

A non-U.S. holder may be subject to U.S. income tax on income from the disposition of ordinary shares if (1) such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or a fixed place of business in the United States; or (2) the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met or (3) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

Non-U.S. holders generally will be subject to backup withholding on the payment of dividends on ordinary shares, or the proceeds from the disposition of ordinary shares made in the United States or by a U.S. related person, unless the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more specified relationships with the United States. In general, non-U.S. holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

10.F.

Dividends and Paying Agents

Not applicable.

10.G

Statement by Experts

Not applicable.

10.H.

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC's website at http://www.sec.gov.  Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, all corporate documents are available for review at our headquarters, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm, as well as reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each such quarter.

10.I.

Subsidiary Information

See Note 1 to the Consolidated Financial Statements.

ITEM 11 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in the value of our financial instruments caused by fluctuations in the interest rates. Because our short-term investments exceeds our short-term debt, our exposure to interest risk rates fluctuations, relates primarily to our investments.

We generally do not enter into risk sensitive instruments, such as derivatives, so that any future increase in the rate will not have a material effect on our financial results.

Foreign exchange rate risk

Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 10% increase in the year-end NIS exchange rate.  Assuming such increase in the NIS exchange rate, the fair value would decrease by approximately $5000.

Equity price risk

Marketable securities at December 31, 2002 included corporate bonds at a fair value of $569,843.  Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 20% decrease in the value of the marketable securities. Assuming such decrease, the fair value of the remaining marketable securities would decrease by approximately $113,000.

ITEM 12 – DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13 – DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14 – MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.       CONTROLS AND PROCEDURES

Our Chief Executive Officer and Financial Director have concluded, based on their evaluation within 90 days of the filing date of this Annual Report on Form 20-F, that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  There have been no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the previously mentioned evaluation.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT

Not effective.

ITEM 16B.   CODE OF ETHICS

Not effective.

ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not effective.

ITEM 17 - FINANCIAL STATEMENTS

Not applicable.

PART III

ITEM 18 - FINANCIAL STATEMENTS

See Item 19(a).

ITEM 19 - EXHIBITS

(a)

Index to Financial Statements

Page

Report of the Independent Accountants

2

Consolidated Balance Sheets

 as of December 31, 2001 and 2002

3

Consolidated Statements of Operations for the years

 ended December 31, 2000, 2001 and 2002

4

Statements of Changes in Shareholders’ Equity for the years

 ended December 31, 2000, 2001 and 2002

5

Consolidated Statements of Cash Flows for the years

 ended December 31, 2000, 2001 and 2002

6

Notes to the Consolidated Financial Statements

7

(b)

List of Exhibits

1.1

Memorandum of Association

1.2

Articles of Association

4.1

Lease agreements with related parties and executive summaries thereof.*

10

Consent of Somekh, Chaikin, independent auditors for RiT.

99.1

Certification of Liam Galin, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2

Certification of Green Simona, Financial Director, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001

#

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD.

             s/ Liam Galin

Liam Galin, President and Chief Executive Officer

June 30, 2003

#

CERTIFICATIONS

I, Liam Galin, certify that:

1.

I have reviewed this annual report on Form 20-F of RiT Technologies Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

1.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

BY: /S/ Liam Galin

Liam Galin

President and Chief Executive Officer

#

I, Simona Green, certify that:

1.

I have reviewed this annual report on Form 20-F of RiT Technologies Ltd.;

2.

Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.

The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) and have:

a.

designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c.

presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.

The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.

all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b.

any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

2.

The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: June 30, 2003

BY: /S/ Simona Green

Simona Green

Financial Director

#

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Consolidated Financial Statements as at December 31, 2002

Contents

Page

Report of the Independent Auditors

2

Consolidated Balance Sheets

 as of December 31, 2001 and 2002

3

Consolidated Statements of Operations for the years

 ended December 31, 2000, 2001 and 2002

4

Statements of Changes in Shareholders’ Equity and Comprehensive Income

 for the years ended December 31, 2000, 2001 and 2002

5

Consolidated Statements of Cash Flows for the years

 ended December 31, 2000, 2001 and 2002

6

Notes to the Consolidated Financial Statements

7

Report of Independent Auditors to the Board of Directors and Shareholders of

RiT Technologies Ltd. and its Consolidated Subsidiaries

We have audited the accompanying Consolidated Balance Sheets of RiT Technologies Ltd. and its consolidated subsidiaries (the “Company”) as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2002.

These consolidated financial statements are the responsibility of the Company's Board of Directors and of its management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statements presentation.  We believe that our audits provide a fair basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2002 and 2001, and the consolidated results of their operations, their changes in shareholders' equity and comprehensive income and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in the United States of America.

As explained in Note 2, the consolidated financial statements of the Company as of December 31, 2002 are prepared in accordance with US GAAP.  The Company's financial statements as December 31, 2001 and 2000, have been restated to conform with US GAAP.

Somekh Chaikin

Certified Public Accountants (Isr.)

A Member of KPMG International

January 27, 2003

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Consolidated Balance Sheets

December 31
2002	2001**
US$	US$

Assets
Current Assets
Cash and cash equivalents (Note 8A1)	6,162,839	9,573,870
Marketable securities (Note 8A2)	569,843	1,090,713
Trade receivables, net (Note 8A3)	3,632,070	7,066,020
Other current assets (Note 8A4)	684,323	978,133
Inventories (Note 8A5)	6,920,024	9,172,102
Total Current Assets	17,969,099	27,880,838
Assets held for severance benefits (Note 4)	1,182,176	972,368

Property and Equipment (Note 3)
Cost	3,181,341	3,004,625
Less - accumulated depreciation	2,609,984	2,145,097
	571,357	859,528
Total Assets	19,722,632	29,712,734

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,142,810	3,393,117
Other payables and accrued expenses (Note 8A6)	2,445,324	4,423,418
Total Current Liabilities	4,588,134	7,816,535
Long-Term Liabilities
Liability in respect of employees' severance benefits (Note 4)	1,700,220	1,622,210
Total Long-Term Liabilities	1,700,220	1,622,210
Total Liabilities	6,288,354	9,438,745
Commitments and Liens (Note 5)

Shareholders' Equity (Note 6)
Share capital*	260,218	260,218
Treasury stocks	-	-
Additional paid-in capital	23,927,928	23,927,928
Notes receivable from employees	(26,505)	(72,198)
Accumulated other comprehensive gain	24,378	-
Accumulated deficit	(10,751,741)	(3,841,959)
Total Shareholders' Equity	13,434,278	20,273,989
Total Liabilities and Shareholders' Equity	19,722,632	29,712,734

*

Ordinary Shares – par value NIS 0.1
  Authorized shares:  39,379,770;  8,910,352 issued and outstanding at December 31, 2002 and 2001.

Deferred Shares – par value NIS 0. 1
  Authorized shares:  20,230; 17,030 issued and outstanding at December 31, 2002 and 2001.

**

See Note 2.

S/Liam Galin	S/Yehuda Zisapel
Director	Director

The accompanying notes are an integral part of the financial statements.

#

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Consolidated Statements of Operations

Year ended December 31
2002	2001**	2000**
US$	US$	US$

Sales (Notes 8B1)	18,423,506	39,225,040	38,627,841

Cost of sales (Note 5A and 8B2)	11,079,685	19,696,244	20,018,268
Gross profit	7,343,821	19,528,796	18,609,573

Operating costs and expenses:

Research and development:
Research and development, gross	4,176,885	5,033,462	4,610,080
Less - royalty bearing participation	(263,883)	(165,507)	(672,103)
Research and development, net	3,913,002	4,867,955	3,937,977

Sales and marketing:
Sales and marketing, gross	7,846,338	10,319,515	9,832,357
Add - Royalty bearing participation of the Fund for
Encouragement of Marketing Activities, net (Note 5A)	-	-	197,778
Sales and marketing, net	7,846,338	10,319,515	10,030,135

General and administrative	2,590,199	2,961,693	2,314,768

Total operating expenses	14,349,539	18,149,163	16,282,880

Operating income (loss)	(7,005,718)	1,379,633	2,326,693

Financing income, net (Note 8B3)	95,936	408,026	226,090

Taxes on income (Note 7)	-	-	-

Net income (loss) for the year	(6,909,782)	1,787,659	2,552,783

Earnings (loss) per share (Note 2 Q)
Basic earnings (loss) per share	(0.78)	0.20	0.29
Diluted earnings (loss) per share	(0.78)	0.20	0.27

Weighted average number of ordinary shares used to
compute basic earnings (loss) per ordinary share	8,910,352	8,884,533	8,752,001

Weighted average number of ordinary shares used to
compute diluted earnings (loss) per ordinary shares	8,910,352	9,117,980	9,600,970

**  See Note 2.

The accompanying notes are an integral part of the financial statements.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Statements of Changes in Shareholders’ Equity and Comprehensive Income

Share capital
Number of shares		Amount				Notes	Receipts in	Accumulated
					Additional	receivable	respect of	other
Deferred	Ordinary	Deferred	Ordinary	Treasury	paid-in	from	share	comprehensive	Accumulated	Total
shares	shares	shares	shares	*stocks	capital	employees	warrants	gain	deficit
(Note 6A)	(Note 6A)	US$	US$	US$	US$	US$	US$	US$	US$	US$

Balance as of January 1, 2000 **	17,030	8,681,384	289	254,364	-	23,418,048	(75,273)	5,955	-	(8,182,401)	15,420,982

Changes during 2000
Issue of share capital	-	148,984	-	3,650	-	269,114	-	(5,955)	-	-	266,809
Redemption of notes receivable by employees	-	-	-	-	-	-	3,075	-	-	-	3,075
Stock-based compensation	-	-	-	-	-	21,900	-	-	-	-	21,900
Net income for the year	-	-	-	-	-	-	-	-	-	2,552,783	2,552,783

Balance as of December 31, 2000**	17,030	8,830,368	289	258,014	-	23,709,062	(72,198)	-	-	(5,629,618)	18,265,549

Changes during 2001
Issue of share capital	-	79,984	-	1,915	-	145,762	-	-	-	-	147,677
Stock-based compensation	-	-	-	-	-	73,104	-	-	-	-	73,104
Net income for the year	-	-	-	-	-	-	-	-	-	1,787,659	1,787,659

Balance as of December 31, 2001**	17,030	8,910,352	289	259,929	-	23,927,928	(72,198)	-	-	(3,841,959)	20,273,989

Changes during 2002
Net loss for the year	-	-	-	-	-	-		-	-	(6,909,782)	(6,909,782)
Net unrealized change on available for sale
securities	-	-	-	-	-	-		-	24,378	-	24,378
Comprehensive loss											(6,885,404)
Redemption of notes receivable by
employees	-	-	-	-	-	-	45,693	-	-	-	45,693

Balance as of December 31, 2002	17,030	8,910,352	289	259,929	-	23,927,928	(26,505)	-	24,378	(10,751,741)	13,434,278

*    Less than one US dollar

**  See Note 2

The accompanying notes are an integral part of the financial statements.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Consolidated Statements of Cash Flows

Year ended December 31
2002	2001**	2000**
US$	US$	US$

Cash flows from operating activities:
Net income (loss) for the year	(6,909,782)	1,787,659	2,552,783
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Allowance for doubtful accounts	421,983	177,971	98,599
Depreciation	465,561	547,031	465,941
Employees stock based compensation	-	73,104	21,900
Severance pay benefits, net	(131,798)	(27,699)	106,788
Increase in value and accrued interest in marketable securities	16,748	-	-
Capital gain	(1,407)	(1,280)	(3,259)

Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable
Trade	3,011,967	(1,935,088)	1,292,767
Other	296,183	141,569	104,967
Decrease (increase) in inventories	2,252,078	3,996,559	(4,787,289)
Increase (decrease) in accounts payable and accruals:
Trade	(1,250,307)	(1,355,883)	999,783
Other	(1,969,613)	576,731	753,971
Increase (decrease) in deferred revenue	-	(6,109,783)	6,109,783
Net cash provided by (used in) operating activities	(3,798,387)	(2,129,109)	7,716,734

Cash flows from investing activities:
Purchase of marketable securities	-	(1,090,713)	-
Proceeds from sale of marketable securities	528,500	-	-
Proceeds from sale of property and equipment	3,475	5,850	6,351
Purchase of property and equipment	(179,458)	(442,018)	(521,509)
Net cash provided by (used in) investing activities	352,517	(1,526,881)	(515,158)

Cash flows from financing activities:
Redemption of notes receivable by employees, net	45,693	-	3,075
Issue of share capital, net	-	147,677	266,809
Net cash provided by financing activities	45,693	147,677	269,884

Effect of exchange rate changes on cash	(10,854)	(59,684)	2,773

Increase (decrease) in cash and cash equivalents	(3,411,031)	(3,567,997)	7,474,233
Cash and cash equivalents at beginning of year	9,573,870	13,141,867	5,667,634

Cash and cash equivalents at end of year	6,162,839	9,573,870	13,141,867

Supplemental disclosures:

Income tax paid in cash	60,851	91,033	77,261

Cash paid for interest	37,785	5,882	34,977

**  See Note 2.

The accompanying notes are an integral part of the financial statements.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 1 - General

RiT Technologies Ltd. (the “Company”), an Israeli company, which was incorporated and commenced operations in 1989, is a world leading provider of integrated network management solutions for the communications market.  RiT’s extended line of integrated management solutions addresses the needs and demands of the rapidly evolving and changing markets of both telecom and datacom.

The Company has a wholly-owned subsidiary in the United States, RiT Technologies Inc. (hereafter - the “U.S. subsidiary”), which was incorporated in 1993 under the laws of the State of New Jersey.  The U.S. subsidiary is primarily engaged in the selling and marketing in the United States of the Company’s  products.

In May 1997, the Company incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd. (hereinafter - the “Israeli subsidiary”), intended to make various investments including in securities.  As at the balance sheet date, the Israeli subsidiary holds part of the Company’s outstanding shares.

Note 2 - Significant Accounting Policies

In the past, the Company's financial statements were prepared in accordance with Israeli generally accepted accounting principles ("GAAP") and a reconciliation to US GAAP was presented in a note to the financial statements.  The financial statements as of December 31, 2002 have been prepared in accordance with US GAAP.  The comparative figures as of December 31, 2001 and 2000 have been reclassified to conform with US GAAP.

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.

Financial Statements in U.S. Dollars (“Dollars”)

Most of the Company’s sales are made outside Israel.  Most sales outside Israel are denominated in dollars.  Sales in Israel are denominated in New Israeli Shekels (NIS), but are dollar-linked.  Most purchases of materials and components, and most marketing costs, are incurred outside Israel, primarily in transactions denominated in dollars.  Therefore, the currency of the primary economic environment in which the operations of the Company are conducted is the dollar, which is used as the functional currency of the Company.

Transactions and balances originally denominated in dollars are presented at their original amounts.  Transactions and balances in other currencies have been remeasured as follows:

-

Monetary items – at the current exchange rate at balance sheet date.

-

Non–monetary items – at historical exchange rates.

-

Income and expenditure items – at the exchange rate current as of date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

A.

Financial Statements in U.S. Dollars (“Dollars”) (cont’d)

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise.

Amounts in the financial statements representing the dollar equivalents of balances denominated in other currencies do not necessarily represent their real or economic value in dollars, and they may not necessarily be exchangeable for dollars.

The consolidated financial statements have been prepared in accordance with the historical cost convention.

B.

Estimates and assumptions in the financial statements

The preparation of the financial statements in conformity with generally accepted accounting principles (GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

These are management's best estimates based on experience and historical data, however, actual results may vary from these estimates.

C.

Principles of consolidation

The consolidated financial statements include those of the Company and its wholly-owned subsidiaries.  All intercompany transactions and balances were eliminated in consolidation.

D.

Cash and cash equivalents

The Company considers cash and bank deposits highly liquid debt instruments purchased with a maturity of three months or less at the date of purchase to be cash equivalents.

E.

Marketable securities

In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), the Company has classified its marketable securities as available for sale.  Such marketable securities are stated at market value.

Unrealized gains and losses are reported as a separate component of shareholders' equity as comprehensive income (loss).

Realized gains and losses are included in financial income (expenses), net.

Realized gains and losses from the sale of available for sale securities are determined on a specific identification basis.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

F.

Trade receivables

Accounts receivable are recorded at cost, less the related allowance for doubtful accounts receivable.  Management considers current information and events regarding the borrowers’ ability to repay their obligations and judges accounts receivable to be impaired when it is probable that the Company will be unable to collect all amounts due.

The balance sheet allowance for doubtful debts for all the periods through December 31, 2002 is determined as a specific amount for those accounts the collection of which is uncertain.

G.

Inventories

Inventories are stated at the lower of cost or net realizable value.  Cost is determined as follows:

Raw materials – on the "moving average" basis.

Work in process and finished products:

Labor and overhead – on the basis of actual manufacturing costs.

Costs in inventory include direct materials, labor and overhead incurred

Obsolete and slow inventory are written down according to management's estimation.

See also Note 8B2.

H.

Assets held for severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender life insurance policies that are recorded at their current redemption value.  See also Note 4.

I.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation.  Maintenance and repairs are charged to operations as incurred.

Depreciation is calculated on the straight-line method over the useful lives of the assets, as estimated by the Company.

Annual rates of depreciation are as follows:

%

Research and development equipment	25
Manufacturing equipment	15 – 20
Office furniture and equipment	7 – 33
Leasehold improvements	*

* Over the shorter of the relevant lease period or their useful lives (mainly at 25%)

Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statement of operations.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

J.

Revenue recognition

Revenue from systems and products is recognized when title and risk of loss have transferred to the customer and all customer acceptance and other conditions, if any, have been satisfied, and when collection is reasonably assured.  In instances where sales of systems include continuing involvement or significant post-sales commitments, recognition of such sales is deferred until such involvement or commitments have been satisfied.  Sales to distributors do not include the right of return.

K.

Research and development costs

Research and development costs are charged to the statement of operations as incurred.

L.

Government grants

When the Government of Israel has approved a research and development or marketing grant (see Note 5A) the grants are recognized as receivables as and when the related research and development costs or marketing expenses are recorded.

The grants are reflected as a reduction of research and development expenses or sales and marketing expenses, as applicable.

M.

Allowance for product warranty

It is the Company's policy to grant a warranty for periods of 12 to 36 months, except for the SMART Cabling System, SMART GIGA Cabling System and CLASSIX Cabling Systems which, when installed by a certified cabling installer and registered by the Company, are granted 15-year and 20-year warranties respectively, for system performance.  The balance sheet provision for warranties for all periods through December 31, 2002 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

The following are the changes in liability for product warranty:

US$

Balance at January 1, 2000	80,000
Warranties for products sold	1,723,500
Lapsed warranties	(973,500)

Balance at December 31, 2000	830,000
Warranties for products sold	1,396,712
Lapsed warranties	(1,141,069)

Balance at December 31, 2001	1,085,643
Warranties for products sold	226,592
Lapsed warranties	(1,210,940)

Balance at December 31, 2002	101,295

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

N.

Stock option plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations including interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation" ("FIN 44"), in accounting for its stock option plans for employees and directors.  SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee stock compensation plans and as a measurement basis for transactions involving the acquisition of goods or services from non-employees.  As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting for employee stock options and has adopted the disclosure requirements of SFAS No. 123.

Had compensation expenses for stock options granted been determined based on the fair value at the grant dates, consistent with the method of SFAS 123, the effect on the results of operation for the years ended December 31, 2002 and 2001 would have been as follows:

Year ended	Year ended	Year ended
December 31	December 31	December 31
2002	2001	2000
U.S.$	U.S.$	U.S.$

Income (loss) for the year	(6,909,782)	1,787,659	2,552,783

Add: Stock-based compensation expense to
employees and directors determined
included in reported net income (loss),
net of related tax effects	-	73,104	21,900

Deduct: Total stock-based compensation expense to
employees and directors determined under
fair value based method for all awards, net
of related tax effects	(241,604)	(216,133)	(863,264)

Net income (loss) - pro forma	(7,151,386)	1,644,630	1,711,419

Earnings (loss) per share pro forma
Basic	(0.80)	0.18	0.20

Diluted	(0.80)	0.18	0.18

See also Note 10 regarding – SFAS 148 – an amendment of SFAS 123.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

O.

Recoverability of tangible assets

The Company accounts for recoverability of tangible assets in accordance with the provisions of SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" replacing SFAS 121.

The Company evaluates the carrying value of tangible assets whenever events or circumstances indicate that the carrying value of assets is different from their recoverable amounts. An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less then the carrying amount of the asset.  Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used.

P.

Deferred income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes".  Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date.  The Company provides a valuation allowance to reduce deferred tax assets to their estimated realizable value.

Q.

Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of ordinary shares outstanding for the period.  Diluted earnings (loss) per share reflects the effect of ordinary shares issued upon exercise of stock options and warrants.  The common stock equivalent of anti-dilutive securities is not included in the computation of diluted earnings (loss) per share.

R.

Information about geographical areas

Disclosure about segments of an enterprise and related information requires the disclosure of information about geographical areas.  Company's sales as reported to management are divided into geographical areas based on the location of customers.  This information is provided in Note 8B1.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 2 - Significant Accounting Policies (cont’d)

S.

Treasury stocks

Holdings of the Company’s shares by a consolidated subsidiary are presented as treasury stock.

T.

Comprehensive income

The Company adopted SFAS No. 130, "Reporting Comprehensive Income".  SFAS No. 130 established standards for reporting and presentation of comprehensive income and its components in a full set of financial statements.  Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the statement of changes in shareholders' equity.

U.

Reclassification

Certain amounts have been reclassified to conform with the current presentation.  Such reclassifications did not have any impact on the Company's shareholders' equity or changes therein.

Note 3 - Property and Equipment

December 31
2002	2001
US$	US$

Cost
Research and development equipment	1,092,156	941,106
Manufacturing equipment	536,885	480,253
Office furniture and equipment	1,261,711	1,310,210
Leasehold improvements	290,589	273,056
	3,181,341	3,004,625

Accumulated depreciation
Research and development equipment	935,314	725,494
Manufacturing equipment	422,865	367,845
Office furniture and equipment	1,007,350	841,810
Leasehold improvements	244,455	209,948
	2,609,984	2,145,097

	571,357	859,528

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 4 - Liability In Respect of Employees Severance Benefits

A.

Under Israeli law and labor agreements, the Company is required to make severance payments to dismissed employees and those leaving the Company in certain other circumstances.  The Company's severance pay liability to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee's employment, is reflected by the balance sheet accrual and funded partially by the purchase of insurance policies in the name of the Company.

Severance pay expenses for the years ended December 31, 2002, 2001 and 2000 amounted to US$ 530,873, US$ 609,421 and US$ 540,082, respectively.

B.

Employees of the U.S. subsidiary may participate in an employee savings plan maintained by severance payments pursuant to Section 401(k) of the Internal Revenue Code ("IRC").  Eligible participants may contribute a percentage of their pretax salaries, subject to certain IRC limitations.  The plan provides for equivalent employer contributions to be made at the discretion of the Board of Directors.

There were no discretionary amounts contributed to the plan during the years ended 2000, 2001 and 2002.

Note 5 - Commitments and Liens

A.

Royalty commitments

1.

The Company is obligated to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS") on revenues from product sales, where the research and development in respect of these products was undertaken with grants from the OCS.  For the period January 1, 2000 to December 31, 2002, royalty rates are 3% to 3.5% (prior to January 1, 2000, royalty rates were 2% to 3.5%).

Royalties are payable from the commencement of sales of each of these products until the cumulative amount of the royalties paid equals 100% - 150% of the dollar-linked amounts of the grants received, plus interest at the LIBOR rate.

The Company’s obligation to pay royalties is as follows:

Projects approved prior to January 1999: 3.5% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amount of grants received.

Projects approved after January 1999:  3.5% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amounts of grants received, plus interest at the LIBOR rate.

As of December 31, 2002, total grants received, net of royalties paid or accrued, amounted to approximately US$ 1,585,000.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 5 - Commitments and Liens (cont'd)

A.

Royalty commitments (cont'd)

Royalties payable to the OCS are classified as part of cost of sales (see Note 8B2).

2.

Under the terms of the Government of Israel Fund for the Encouragement of Marketing Activities, a royalty is payable in respect of grants received with respect to marketing expenses.  Such royalties equal 3% - 4% of the Company's total increase in export sales, from the end of the second year of implementation of the marketing plan until the date at which the participation has been fully repaid.

Royalties payable to the Fund for the Encouragement of Marketing Activities are classified as Sales and Marketing Expenses.

As of December 31, 2002 all amounts received have been repaid to the Fund.

B.

Lease commitments:

(1)

Premises occupied by the Company and the U.S. subsidiary are rented under various operating leases with related parties (see Note 9) and others.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha'ayin expire during December 2003 and June 2004, respectively.  The lease agreement for the premises in New Jersey is open ended and can be terminated upon 30 days notice.  The lease agreement for the premises in Lake Forest expires in June 2004.  The lease agreement for the premises for our representative office in Moscow expires during August 2003.  Minimum future rental payments due under the above leases, at rates in effect on December 31, 2002, assuming no options are exercised, are as follows:

Year ending December 31	US$

2003	492,900
2004	235,248
2005	193,248
2006	193,248
2007	193,248

1,307,892

Part of the lease agreements in Israel are secured by a bank guarantee in the amount of US$ 19,636.

Rental expenses amounted to US$ 880,614, US$ 976,973 and US$ 1,004,801 for the years ended December 31, 2000, December 31, 2001 and December 31, 2002 respectively.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 5 - Commitments and Liens (cont'd)

B.

Lease commitments: (cont'd)

(2)

The Company has entered into several operating leases in respect of motor vehicles since June 1998.  These lease agreements expire on various dates from 2004 to 2005.  Minimum future lease payments due under the above leases on December 31, 2002, assuming no options are exercised, are as follows:

Year ending December 31	US$

2003	363,760
2004	312,860
2004	278,200
2005	52,440

1,007,260

Part of these lease commitments are secured by a bank guarantee in the amount of US$ 73,900.

C.

Other commitments:

As of December 31, 2002, bank guarantees in the amount of US$ 95,064 have been issued, mostly for customer duty on importation.

D.

Concentration of credit risk:

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash investments, marketable securities and trade accounts receivable.

Cash and cash equivalents are deposited with major financial institutions in Israel and in the United States.

Marketable securities consist of corporate bonds in US dollars.

The Company grants credit to customers without generally requiring collateral or security.  The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company's customer base.

See also Note 8B for concentration of sale risks.

E.

Indemnification agreement

At the Annual General Meeting of the Company on November 15, 2000, it was resolved that the Company undertake to indemnify and exculpate all directors and other Office Holders of the company currently in office, and any additional or other directors or other Office Holders as may be appointed from time to time, without the need for further act or approval , limited to certain types of events and amounts.  The term "Office Holders" shall mean every present or future director or officer of the Company as shall serve from time to time as defined in Part 1 of the Israel Companies Law 5759-1999".

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 6 - Shareholders’ Equity

A.

Share capital

Composed as follows:

December 31, 2002 and 2001
Authorized	Issued and
paid up
Number of shares

Ordinary Shares of NIS 0.1 par value (1)	39,379,770	*8,927,352

Deferred Shares of NIS 0.1 par value (2)	20,230	17,030

*  Including 17,000 of which are held by a subsidiary (See 1(b) below)

The Company’s Ordinary shares are traded in the United States on the over the counter market and listed on the Nasdaq National Market.

(1)

(a)

Ordinary shares confer all rights to their holders.

(b)

Includes 216,350 ordinary shares that were issued to employees during the years 1991 through 1995 but not fully paid up.  Such shares were issued at the fair market value of such shares on dates of issuance.  During 1997 the Company lent the employees funds in order for them to pay for the shares.  Part of the funds were returned during 1998.  During 1999 one of the employees returned 17,000 ordinary shares that have been acquired by the Israeli subsidiary against the loan.  As of December 31, 2002, the number of shares in respect of which the loans are still outstanding is 17,000.

(2)

Deferred shares confer only the right to par value upon liquidation.  The deferred shares are non-voting and non-participatory.

B.

Share options

1.

RiT Technologies Ltd. and its consolidated subsidiaries' Key Employees' Share Incentive Option Plan (1996)

In November 1995, the Board of Directors of the Company adopted the Company’s Key Employee Share Incentive Plan (1996) (the “Employee Share Option Plan”), pursuant to which options to purchase 517,850 Ordinary Shares were reserved for issuance upon the exercise of such options.  The Employee Share Option Plan is administered by the Share Incentive Committee of the Board of Directors, which designates the optionees, dates of grant and the exercise price of the options.

In October 1997, the Board of Directors adopted a resolution reserving 200,000 additional options to purchase 200,000 ordinary shares upon the exercise of such options.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 6 - Shareholders’ Equity (cont'd)

B.

Share options (cont'd)

1.

RiT Technologies Ltd. and its consolidated subsidiaries' Key Employees' Share Incentive Option Plan (1996) (cont'd)

In August 1999, the Board of Directors adopted a resolution reserving 300,000 additional options to purchase 300,000 ordinary shares upon the exercise of such options.

In December 1999, the Board of Directors adopted a resolution reserving 300,000 additional options to purchase 300,000 ordinary shares upon the exercise of such options.

On January 3, 2001, the Board of Directors of the Company resolved to reserve 350,000 shares for use in the Key Employee Share Option Plan.

On April 5, 2001, the Board of Directors of the Company resolved that with respect to participants in the Key Employee Share Option Plan to whom options were granted on June 24, 1996 and who remain employees of the Company on August 24, 2001 and have not given notice nor been given notice of termination, the exercise period shall be extended for an additional year to August 24, 2002.

On October 10, 2001, the Board of Directors of the Company resolved to amend the Key Employee Share Incentive Option Plan and reserve 506,000 options for use in the amended Key Employee Share Incentive Option Plan.

(As for number of stock options granted - see 6 below).

2.

RiT Technologies Inc. Employee Stock Option Plan

In May 1999, the Board of Directors of the Company adopted the RiT Technologies Inc. Employee Stock Option Plan (the “RiT Inc. Plan”) pursuant to which 86,000 options to purchase shares of nominal value of New Israeli Shekels (“NIS”) 0.1 of the parent were allocated for the employee share option plan.

The plan shall be administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options.

The exercise price of each stock option shall be one hundred percent (100%) of the fair market value of share on the day of grant, however the exercise price of an incentive stock option granted to an individual who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or the parent shall be one hundred and ten percent (110%) of the fair market value of the share of the Company on the day of grant.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 6 - Shareholders’ Equity (cont’d)

B.

Share options (cont'd)

2.

RiT Technologies Inc. Employee Stock Option Plan (cont'd)

The RiT Inc. plan shall expire after 10 years from the date of grant or five years from the date of grant for individuals who own stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company of the parent.

In January and October 2001, the Board of Directors resolved to reserve additional options to purchase ordinary shares in the amount of 50,000 and 80,000 respectively, for use in the RiT Technologies Inc. Employee Stock Plan.

(As for number of stock options granted - see 6 below).

3.

RiT Directors' Share Incentive Plan (1997)

In June 1997, the RiT Directors' Share Incentive Plan (1997) (the “Directors' Plan”) was adopted by the Board.  Options to purchase 110,000 Ordinary Shares were reserved of which 106,000 were granted in June 1997 at an exercise price of US$ 8.00.  As at December 31, 2002, all options have expired.

On August 5, 1999, the Board of Directors of the Company resolved to reserve 200,000 additional shares for use in the Directors' plan, of which 200,000 were granted at the date of this resolution at an exercise price of US$ 2.8125.  100,000 options vested immediately and the remaining 100,000 options vested annually in two equal shares of 50,000 each.  As at December 31, 2002 all options are fully vested.

On October 10, 2001, the Board of Directors of the Company resolved to reserve 40,000 additional shares.  The options were granted to certain directors at an exercised price of US$ 1.61 and vested annually in equal shares of shares of 10,000 each.

The reservation and grant of the shares were ratified by the shareholders at the Annual Shareholders' Meeting on September 12, 2002.

On April 23, 2002, the Board of Directors resolved to reserve 110,000 additional shares and to grant an additional 170,000 options to certain directors at an exercise price of US$ 1.15 and vested annually in equal shares of shares of 10,000 shares each.  The reservation of shares and grant of the options were ratified by the shareholders at the Annual Shareholders' Meeting on September 12, 2002.

4.

Receipts in respect of share warrants

In October 1995, the Company issued 13,750 share warrants to a director, convertible to 13,750 Ordinary shares, at an exercise price of US$ 3.30 per warrant.

The warrants were due to expire on March 3, 1999, or three months after the date of the director’s resignation, whichever was earlier.

In October 1999, effective as of March 1999, the Board of Directors of the Company resolved to renew the exercise period of the warrants as follows:  the earlier of 42 months from the date of this resolution or up to three months subsequent to the date on which the said director ceases to be a director of the Company.

The said warrants were exercised on May 14, 2000.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 6 - Shareholders’ Equity (cont’d)

B.

Share options (cont'd)

5.

Stock Options granted under the Employee Share Option Plan are as follows:

	Weighted	Weighted
Number of	average	average grant date
options	exercise price	fair value
	US$	US$

Options unexercised as at January 1, 2000	1,107,683	2.36
Granted during 2000	161,400	4.00	2.6
Exercised during 2000	(135,234)	1.623	0.46
Forfeited during 2000	(91,615)	1.875	0.51
Options unexercised as at December 31, 2000	1,042,234	3.12
Granted during 2001	1,070,500	1.93	0.32
Exercised during 2001	(79,984)	1.86	0.52
Forfeited during 2001	(111,468)	1.86	0.53
Options unexercised as at December 31, 2001	1,921,282	2.51

Granted during 2002	-
Exercised during 2002	-
Forfeited during 2002	(290,833)	2.41	0.57

Options unexercised as at December 31, 2002	1,630,449

The following table summarizes information about stock options outstanding at December 31, 2002:

Options
	Options unexercised		exercisable
	Number of	Weighted	Number of
	shares	average	exercisable
	unexercised at	remaining	shares at
	December 31	contractual	December 31
	2002	life	2002
Exercise prices in US$		In years

1.61 - 1.875	1,014,416	3.03	430,108
2.05 - 2.75	389,333	2.12	244,000
3.6875 - 4.5625	112,500	3.17	49,750
6	48,200	3.16	34,700
7.375	60,000	2.46	38,333
8	-	-	9,150
9.6875	6,000	2.59	4,000
	1,630,449		810,041

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 6 - Shareholders' Equity (cont’d)

B.

Share options (cont'd)

6.

Effect of SFAS 123

Had compensation expenses for stock options granted been determined based on the fair value at the grant dates, consistent with the method of SFAS 123, the effect on the results of operation for the years ended December 31, 2002 and 2001 would have been as follows:

Year ended	Year ended	Year ended
December 31	December 31	December 31
2002	2001	2000
U.S.$	U.S.$	U.S.$

Income (loss) for the year	(6,909,782)	1,787,659	2,552,783

Add: Stock-based compensation expense to
employees and directors determined
included in reported net income (loss),
net of related tax effects	-	73,104	21,900

Deduct: Total stock-based compensation expense to
employees and directors determined
under fair value based method for all
awards, net of related tax effects	(241,604)	(216,133)	(863,264)

Net income (loss) - pro forma	(7,151,386)	1,644,630	1,711,419

Earnings (loss) per share pro forma
Basic	(0.80)	0.18	0.20

Diluted	(0.80)	0.18	0.18

The fair value of each option grant is estimated on the date of the grant using the Black and Scholes option pricing model with the following assumptions:

1.

The current price of the stock is the fair market value of such shares at the date of issuance.

2.

Dividend yield of zero percent for all relevant periods.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 6 - Shareholders' Equity (cont’d)

B.

Share options (cont'd)

6.

Effect of SFAS 123 (cont'd)

3.

Risk free interest rates for dollar linked financial investments as published by the Tel-Aviv stock exchange are as follows:

Year ended December 31%

2002	1.5
2001	2 - 4
2000	6.5

4.

Expected lives of 3 - 7 years (as of the date of the grant) for each option granted.

5.

Expected annual volatility of 76% for the year ended December 31, 2002 (90% and 77% for the years ended December 31, 2001 and 2000 respectively).

The Company applies APB 25 and related interpretations in accounting for stock options to employees and directors.

C.

Dividends

Dividends may be paid by the Company only out of the Israeli Company earnings and other surpluses in Israeli currency as defined in the Companies Law as of the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher.  Such dividends will be declared and paid in NIS.  There are no restrictions on the ability of the U.S. subsidiary to transfer funds to its parent, and there are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends.  (See also Note 7B(1)(b)(.

The distribution of cash dividends out of retained earnings as of December 31, 2002, would subject RiT to a 25% tax in respect of the income from which it was distributed, according to the terms of tax exemption due to its "approved enterprise" status, as explained in Note 7B.

RiT has decided not to distribute the said tax exempt income as dividends.  In the event of dividend distribution as above, the said tax amount would be charged as an expense in the statement of income.

See also Note 7B(1)(b).

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 7 - Taxes on Income

A.

Israel tax reform

During the year 2002, tax reform legislation was enacted with effect from January 1, 2003, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis.  From such date an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.

The main provisions of the tax reform that may affect the Company are as follows:

1.

Transfer pricing of international transactions with related parties.

The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad.  Detailed provisions are to be included in Income Tax Regulations that have yet to be issued.

Although the Company considers that the transfer pricing policy adopted with foreign affiliates is economically fair, an adjustment may be required following the issue of the said Regulations.

2.

Employee stock incentive plans

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans.  Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%.  Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company.  There are detailed provisions for implementing these tracks.  The Company is considering the alternatives.

3.

Controlled foreign company (CFC)

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged to tax on passive income of foreign affiliates as if it had received a dividend from such companies.

4.

Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

5.

The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 7 - Taxes on Income (cont'd)

B.

Tax benefits under the Law for the Encouragement of Capital Investments, (hereafter - the "Law")

1.

Rates

(a)

Pursuant to the above Law the Company is entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

A major part of the production facilities of the Company has been granted the status of an "Approved Enterprise" under the above law.

Income arising from the Company's "Approved Enterprise" is subject at zero tax rates under the "Alternative Benefit Method" and reduced tax rates based on the level of direct or indirect ownership for specific period. The period of benefits in respect of most of the Company's production facilities will terminate in the years 2005 - 2011. No new approvals have been received since 1997.

The duration of tax benefits, for each of the programs is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval, as an "Approved Enterprise" under the Law.

(b)

In the event of distribution by the Company of a cash dividend out of retained earnings which were taxed at zero rate due to the "Approved Enterprise" status, the Company would be subjected to 25% corporate tax on the amount distributed, and the recipients would have to pay 15% tax (to be withheld at source) on the amounts of such distribution received by them.

The Company has no intention to pay a dividend in the foreseeable future and, in any event, there is a tax strategy available whereby a distribution in liquidation will not create additional taxes for the Company.

(c)

Should the Company derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular  corporate tax rate - 36%.

2.

Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years, in respect of property and equipment of an "Approved Enterprise".  The Company has not utilized this benefit to date.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 7 - Taxes on Income (cont'd)

B.

Tax benefits under the Law for the Encouragement of Capital Investments, (hereafter - the "Law")

3.

Conditions for entitlement to the benefits

Entitlement to the benefits of the Company’s “Approved Enterprise” is dependent upon the Company complying with the conditions stipulated by the Law and the regulations published thereunder, as well as the criteria set forth in the approval for the specific investment in the Company’s “Approved Enterprise”.

In the event of failure to comply with these conditions, the tax benefits may be canceled and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest.

As of the date of these financial statements the Company believes it complies with these conditions, although no benefits have been utilized by the Company to date.

C.

Measurement of results for tax purposes under the Income Tax Inflationary Adjustments Law ("the Inflationary Adjustments Law")

Under the Inflationary Adjustments Law, the Company’s results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index.

D.

Tax benefits under the Law for Encouragement of Industry (Taxation), 1969

The Company currently qualifies as an "Industrial Company" under the above Law.

As such it is entitled to certain tax benefits, mainly the right to deduct share issuance costs for tax purposes in the event of a public offering, and the amortization of know-how acquired from a third party.

E.

Tax assessment and carryforward tax losses

The Company has not received final tax assessments since incorporation.  In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 1998 tax year can be regarded as final.  No final tax assessments have been received by the subsidiary company.  Tax returns filed up to and including 1998 tax year for the U.S. subsidiary can be regarded as final.

The Company's Israeli carryforward tax losses are approximately US$ 4,827,000 as of December 31, 2002.  The amount of the Company's carryforward tax losses will be reduced by any future income of the Company.

The U.S. subsidiary is taxed under the United States Federal and State tax rules.  The U.S. subsidiary's carryforward tax losses amounted to approximately US$ 4,564,000 as of December 31, 2002.  Such losses are available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2008-2022.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 7 - Taxes on Income (cont'd)

F.

Deferred taxes

Deferred Taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax liabilities and assets are as follows:

December 31
2002	2001
US$	US$

Tax asset in respect of:
Allowance for doubtful debts	454,705	304,112
Severance pay	186,496	233,943
Vacation pay	175,262	210,759
Research and development	-	14,799
Losses carried forward	3,544,657	1,907,000

	4,361,120	2,670,613

Valuation allowance	(4,361,120)	(2,670,613)

	-	-

Deferred tax assets for future benefits are included where their realization is more likely than not.

As such, the Company has recorded a valuation allowance in regard to all of its tax loss carryforwards as well as for other temporary differences.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 7 - Taxes on Income (cont'd)

G.

Reconciliation of the theoretical tax expense and the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate of 36% for the years ended December 31, 2000, 2001 and 2002, applicable to income of companies in Israel, and the actual tax expense, is as follows:

Year ended December 31
2002	2001	2000
US$	US$	US$

Income (loss) before taxes, as reported in the
statements of operations	(6,909,782)	1,860,763	2,574,683

Theoretical taxes on income	(2,487,522)	669,875	926,886

Non-deductible expenses	68,441	81,522	76,169

Valuation allowance	1,690,507	(837,378)	(468,537)

Tax exempt income	(129,715)	(202,174)	(53,817)

Adjustments arising from differences on the basis of
measurement for tax purposes and for financial
reporting purposes and other**	858,289	288,155	(480,701)

Taxes on income for the reported year	-	-	-

* Applicable tax rate	36%	36%	36%

**

Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company, and the exchange rate of Israeli currency relative to the dollar.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 8 - Supplementary Financial Statement Information

A.

Balance Sheet

1.

Cash and cash equivalents

Comprised of:

December 31
2002	2001
US$	US$

Cash	1,788,100	2,453,188
Bank deposits (1)	4,374,739	7,120,682

	6,162,839	9,573,870

 (1)   In US dollars bearing an average annual interest of 1.4% per annum. (2001 - 2% per annum).

2.

Marketable securities

Interest rate	December 31
	2002	2001
%	US$	US$

Corporate bonds in US dollars	7.75	569,843	1,090,713

		569,843	1,090,713

The fair market value, cost and unrealized holdings losses of such securities at December 31, 2002 were US$ 569,843, US$ 545,465 and US$ 24,378, respectively. December 31, 2001 – US$ 1,090,713, US$ 1,090,713, and US$ 0, respectively.

The proceeds from sales and the gross realized gains of such securities that have been included in earnings as a result of those sales at December 31, 2002 were US$ 528,500, US$ 16,748, respectively.  December 31, 2001 - US$ 0, US$ 0, respectively.

All of the Company's securities are due in June 2006.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 8 - Supplementary Financial Statement Information (cont'd)

A.

Balance Sheet (cont'd)

3.

Trade receivables, net:

As of December 31, 2001 and 2002, trade accounts receivable are presented net of allowance for doubtful accounts.

The following are the changes in allowance for doubtful accounts:

US$

Balance at January 1, 2000	1,986,143
Additions during 2000	238,769
Deductions during 2000	(140,170)

Balance at December 31, 2000	2,084,742
Additions during 2001	198,334
Deductions during 2001	(1,368,842)

Balance at December 2001	914,234
Additions during 2002	600,414
Deductions during 2002	(178,431)

Balance at December 31, 2002	1,336,217

4.

Other current assets:

December 31
2002	2001
US$	US$

Government of Israel:
Chief Scientist	69,617	-
Tax authorities	377,097	331,826
Value added tax authorities	72,698	230,413
Prepaid expenses	72,210	236,794
Other	92,701	179,100

	684,323	978,133

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 8 - Supplementary Financial Statement Information (cont'd)

A.

Balance Sheet (cont'd)

5.

Inventories:

December 31
2002	2001
US$	US$

Raw materials and subassemblies	3,250,754	4,472,877
Work in process	522,228	690,664
Finished products	3,147,042	4,008,561

	6,920,024	9,172,102

6.

Other payables and accrued expenses:

December 31
2002	2001
US$	US$

Employees and employee institutions	1,070,199	1,425,930
Government of Israel:
Chief Scientist	251,971	490,300
Accrued expenses	435,153	675,720
Provision for products upgrade	293,820	270,000
Provision for product warranty	101,295	1,085,643
Other	292,886	475,825

	2,445,324	4,423,418

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 8 - Supplementary Financial Statement Information (cont'd)

A.

Balance Sheet (cont'd)

7.

Monetary balances in non-dollar currencies

December 31, 2002

Other
non-dollar
Israeli currency	currencies
US$	US$

Current assets	1,228,970	415,909
Current liabilities	1,176,374	55,783

December 31, 2001

Other
non-dollar
Israeli currency	currencies
US$	US$

Current assets	2,502,660	783,589
Current liabilities	2,118,985	48,746

The preceding tables reflect the exposure of the Company’s monetary balances in non-dollar currencies (mainly EURO) to the effect of changes in the rate of exchange of the NIS, or other non-dollar currencies, to the dollar at the indicated balance sheet dates.

8.

Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents marketable securities, accounts receivable and accounts payable and accruals.

In view of their nature, the fair value of financial instruments is usually identical to their carrying value.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 8 - Supplementary Financial Statement Information (cont’d)

B.

Statement of Operations

1.

Sales (1)

(a)

Classification of sales by geographical destination:

Year ended December 31
2002	2001	2000
US$	US$	US$

United States	6,632,462	10,983,011	16,223,693
Europe	9,395,988	20,789,271	15,837,415
Israel	1,473,880	2,745,753	1,931,392
South America	-	3,138,003	3,090,227
Rest of world	921,176	1,569,002	1,545,114

	18,423,506	39,225,040	38,627,841

(1)   Sales are attributed to geographical areas based on location of customers.

(b)

Sales by major product lines:

Year ended December 31
2002	2001	2000
US$	US$	US$

Datacom	16,429,652	21,332,727	21,761,711
Telecom	1,993,854	17,892,313	16,866,130

	18,423,506	39,225,040	38,627,841

(c)

Principal customers:

During the fiscal year 2002, no single customer exceeded 10% of the total sales.

During the fiscal year 2001, the Company sales to customers exceeding 10% of the total sales were:

Customer A - US$ 9,760,000

Customer B - US$ 4,037,000

During years 2000, no single customer exceeded 10% of the total sales.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 8 - Supplementary Financial Statement Information (cont’d)

B.

Statement of Operations (cont’d)

2.

Cost of sales

Year ended December 31
2002	2001	2000
US$	US$	US$

Payroll and related benefits	1,150,553	1,702,184	1,640,872
Materials consumed	5,821,720	10,089,103	16,820,217
Subcontracted work	953,410	2,281,941	3,407,695
Royalties to the OCS	259,514	964,521	1,365,047
Write-down of inventories	1,518,919	-	-
Other production costs	833,944	883,003	837,197

	10,538,060	15,920,752	24,071,028
Decrease (increase) in inventories	541,625	3,775,492	(4,052,760)

	11,079,685	19,696,244	20,018,268

In the year ended December 31, 2002, the Company recorded a write-down of inventories in the amount of US$ 1,518,912.

3.

Financing income, net

Year ended December 31
2002	2001	2000*
US$	US$	US$

Expenses:
Interest on short-term credits and bank charges	(37,785)	(25,968)	(81,100)
Exchange translation expenses, net	(87,675)	(124,640)	(105,826)

Income:
Interest from banks and others	221,396	558,634	413,016

Financing income, net	95,936	408,026	226,090

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 9 - Related Party Balances and Transactions

The Company maintains relationships with related parties as detailed below.  The Company believes that the terms of the transactions in which it has engaged and is currently engaged with related parties are beneficial to the Company and generally no less favorable to the Company than terms, which might be available to the Company from unaffiliated third parties.

1.

Certain premises occupied by the Company and the U.S. subsidiary is leased from related parties.  (See Note 5B).

2.

Related parties provide the Company with human resource services and administrative services.

A.

Balances with related parties:

December 31
2002	2001
US$	US$

Accounts receivable:
Trade	263,300	405,003

Accounts payable:
Trade	40,674	128,269
Other	50,505	62,588

B.

Income from or expenses to related parties

Year ended December 31
2002	2001	2000
US$	US$	US$

Income:
Sales	1,016,650	1,496,668	1,795,991
Cost and expenses:
Cost of sales	361,109	438,492	1,091,068
Research and development cost	297,475	293,280	283,211
Sales, marketing, general and administrative expenses	628,902	805,963	684,596

C. Purchases of property and equipment	13,819	12,674	66,228

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 10 - Recent Pronouncements

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”.  SFAS 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets.  The Company also records a corresponding asset which is depreciated over the life of the asset.  Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  The Company is required to adopt SFAS 143 on January 1, 2003.  The Company does not believe the adoption of SFAS 143 will have a significant impact on its consolidated financial statements.

In April 2001, the FASB  issued SFAS 145, "Rescission of FASB Statement 4, 44 and 64, Amendment of FASB No. 13 and Technical Corrections" (hereinafter SFAS 145). SFAS 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishments of Debt", and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements". FASB 145 also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers".  This Statement amends FASB Statement No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.  SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

The provisions of this Statement related to the rescission of Statement 4 are applicable in fiscal years beginning after May 15, 2002.  Early adoption in encouraged. A calendar-year entity may early adopt the Statement 4 rescission in the fourth quarter of 2002.  The provisions of this Statement related to Statement 13 are effective for transactions occurring after May 15, 2002, with early application encouraged.  All other provisions of this Statement are effective for financial statements issued on or after May 15, 2002, with early application encouraged.  The Company believes the adoption of SFAS 145 will not have significant impact on the consolidated financial statements.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”).  According to SFAS 146, commitment to a plan to exit an activity or dispose of long-lived assets will no longer be enough to record a one-time charge for most anticipated costs.  Instead, companies will record exit or disposal costs when they are “incurred” and can be measured at fair value, and they will subsequently adjust the recorded liability for changes in estimated cash flows.  SFAS 146 revises accounting for specified employee and contract terminations that are part of restructuring activities.  SFAS 146 is effective for exit or disposal activities initiated after December 31, 2002, however earlier adoption is encouraged.  The Company adopted the provisions of SFAS 146 as of September 30, 2002.  The adoption of SFAS 146 did not have a significant impact on the Company's consolidated financial statements.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2002

Note 10 - Recent Pronouncements (cont'd)

In November 2002, the FASB issued Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.  The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end.  The guarantor may not revise or restate its previous accounting for guarantees issued before the date of the Interpretation’s initial application to reflect the effect of the recognition and measurement provisions of the Interpretation.  The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002.  The guidance on indirect guarantees of the indebtedness of others, which previously was included in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, continues to apply to financial statements for fiscal years ended after June 15, 1981.

The Company has adopted the disclosure requirements of the interpretation (see Note 5E) and will apply the recognition measurement provisions for all guarantees entered into or modified after December 31, 2002.

In November 2002 the FASB Issue EITF No. 00-21, Revenue Arrangements with Multiple Deliverables.  The Task Force reached a consensus on the accounting model and the draft abstract that was subject to the October tentative conclusion on an approach to determine whether an entity should divide an arrangement with multiple deliverables into separate units of accounting.  Revisions to the draft abstract will be made through the minutes process; accordingly, engagement teams should refer to the final minutes of the meeting to resolve client matters.  The Task Force agreed to change its previous tentative conclusion on transition.  Companies are required to adopt this consensus for fiscal periods beginning after June 15, 2003.  Companies may apply this consensus prospectively to new arrangements initiated after the date of adoption or as a cumulative catch adjustment.  Early adoption of the consensus is permitted.

The Company is evaluating the impact of EITF 00-21 may have out its future consolidated financial statements.

In December 2002, the FASB  issued SFAS 148, "Accounting for Stock Based Compensation - Transition and Disclosure - an amendment of FASB statement No. 123" ("SFAS 148").  SFAS 148 permits two additional transition methods for entities that adopt the fair value based method of accounting for stock-based employee compensation.  The Statement also requires new disclosures about the ramp-up effect of stock-based employee compensation on reported results.  The Statement also requires that those effects be disclosed more prominently by specifying the form, content, and location of those disclosures.  The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances.  The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002.  As the balance sheet date, the Company continues to apply APB Opinion No. 25

Note 10 - Recent Pronouncements (cont'd)

In January 2003, the Financial Accounting Standard Board issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (hereinafter “the Interpretation”). According to Interpretation, a Variable Interest Entity will be consolidated by an enterprise that is subject to a majority of the risk of loss from the Variable Interest Entity’s activities or entitled to receive a majority’s of the entity’s residual returns or both. The enterprise that consolidates a Variable Interest Entity is called the primary beneficiary if that entity. The Interpretation requires certain disclosures to be made by the primary beneficiary and by an enterprise that holds a significant variable interest in a Variable Interest Entity but is not the primary beneficiary. The consolidation requirements of Interpretation 46 apply immediately to Variable Interest Entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established.  The Company does not expect the adoption of FIN 46 to have any significant impact on its consolidated financial statement.

RiT Technologies Ltd. and its Consolidated Subsidiaries Financial Statements December 31, 2002