Form 20-F
period 2003-12-31
RIT TECHNOLOGIES LTD
filed 2004-06-30
CIK 1041844

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[x]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2003.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: As of December 31, 2003, the issuer had 8,927,352 Ordinary Shares issued and outstanding.

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

Item 17 __ Item 18 x

INTRODUCTION

Unless the context otherwise requires, all references in this Annual Report to “we”, “us”, “our”, “RiT”, the “Registrant” or the “Company” refer to RiT Technologies Ltd. and its wholly owned subsidiaries.  References to "dollars" or “$” are to United States Dollars. References to NIS are to New Israel Shekels, the currency of the State of Israel.  References to the "Companies Law" or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999. References to "enterprise" and "carrier" relate to the sectors we formerly identified as "datacom" and "telecom."

Part I

Item 1

Identity of Directors, Senior Management and Advisors

3

Item 2

Offer Statistics and Expected Timetable

3

Item 3

Key Information

4

        A

   Selected Financial Data

4

        B

   Capitalization and Indebtedness

5

        C

   Reasons for the Offer and Use of Proceeds

5

        D

   Risk Factors

5

Item 4

Information on the Company

14

        A

   History and Development of the Company

14

        B

   Business Overview

14

        C

   Organizational Structure

21

        D

   Property, Plants and Equipment

21

Item 5

Operating and Financial Review and Prospects

22

        A

   Operating Results

22

        B

   Liquidity and Capital Resources

26

        C

   Research and Development, Patents and Licenses

27

        D

   Trend Information

29

        E

   Off-Balance Sheet Arrangements

30

        F

   Tabular Disclosure of Contractual Obligations

30

Item 6

Directors, Senior Management and Employees

30

        A

   Directors and Senior Management

30

        B

   Compensation

33

        C

   Board Practices

34

        D

   Employees

36

        E

   Share Ownership

37

Item 7

Major Shareholders and Related Party Transactions

38

        A

   Major Shareholders

38

        B

   Related Party Transactions

38

        C

   Interests of Experts and Counsel

39

Item 8

Financial Information

39

        A

   Consolidated Statements and Other Financial Information

39

        B

   Significant Changes

40

Item 9

The Offer And Listing

40

        A

   Share History

40

        B

   Plan of Distribution

40

        C

   Markets

40

        D

   Selling Shareholders

40

        E

   Dilution

40

        F

   Expenses of the Issue

41

Item 10

Additional Information

41

        A

   Share Capital

41

        B

   Memorandum and Articles of Association

41

        C

   Material Contracts

45

        D

   Exchange Controls

45

        E

   Taxation

45

        F

   Dividends and Paying Agents

53

        G

   Statements by Experts

53

        H

   Documents on Display

53

        I

   Subsidiary Information

54

Item 11

Quantitative and Qualitative Disclosures about Market Risk

54

Item 12

Description of Securities Other Than Equity Securities

55

Part II

Item 13

Defaults, Dividend Averages and Delinquencies

55

Item 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

55

Item 15

Controls and Procedures

55

Item 16

[Reserved]

Item 16A

Audit Committee Financial Expert

55

Item 16B

Code of Ethics

55

Item 16C

Principal Accounting Fees and Services

55

Item 16D

Exemptions from Listing Requirements and Standards for Audit Committee

55

Item 16E

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

55

Part III

Item 17

Financial Statements

56

Item 18

Financial Statements

56

Item 19

Exhibits

56

PART I

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

3.A.

Selected Financial Data

We have derived the following selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated operating data for the years ended December 31, 2001, 2002 and 2003 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 and the selected consolidated operating data for the years ended December 31, 1999 and 2000 from our audited consolidated financial statements not included in this annual report. Beginning with the year 2002, our financial results have been reported according to U.S. Generally Accepted Accounting Principles (U.S. GAAP). For comparison purposes, all information for previous periods has been restated according to U.S. GAAP.

You should read the following selected consolidated financial data together with “Item 5. - Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data

	Year Ended December 31,
	1999	2000	2001	2002	2003

	(U.S. Dollars in thousands, except per share data)

U.S. GAAP
Sales	$23,002	$38,628	$39,225	$18.424	15,189
Cost of sales	15,162	20,018	19,696	11,080	10,782
Gross profit	7,840	18,610	19,529	7,344	4,407
Operating cost and expenses:
Research and development, gross	3,861	4,610	5,033	4,177	3,978
Less - royalty-bearing participation	1,277	672	165	264	116
Research and development, net	2,584	3,938	4,868	3,913	3,862
Sales and marketing, net	7,147	10,030	10,319	7,846	5,857
General and administrative	3,263	2,315	2,962	2,591	1,587
Total operating expenses	12,994	16,283	18,149	14,350	11,306

Operating income (loss)	(5,154)	2,327	1,380	(7,006)	(6,899)
Financial income, net	195	226	408	96	82
Net income (loss) for the year	$ (4,959)	$2,553	$1,788	$(6,910)	$(6,817)

Earnings (Loss) Per Share

Basic earnings (loss) per share	$ (0.57)	$0.29	$0.20	(0.78)	(0.77)
Diluted earnings (loss) per share	$(0.57)	$0.27	$0.20	$(0.78)	$(0.77)

Weighted average number of shares used to compute Basic earnings (loss) per share	8,632,727	8,752,001	8,884,533	8,910,352	8,910,352

Weighted average number of shares used to compute Diluted earnings (loss) per share	8,632,727	9,600,970	9,117,980	8,910,352	8,910,352

Balance Sheet Data

	December 31,
	1999	2000	2001	2002	2003

(U.S. Dollars in thousands, except per share data)
U.S. GAAP:
Working capital	$15,075	$17,974	$20,064	$13,381	$6,793
Total assets	23,494	34,408	29,713	19,723	13,956
Shareholders' equity	$15,421	$18,266	$20,274	$13,434	$6,608

The exchange rate between New Israeli Shekel (“NIS”) and U.S. dollar published by the Bank of Israel as of May 31, 2004 was NIS 4.555 to the dollar. The exchange rate has fluctuated during the period from December 2003 through May 2004 from a high of NIS 4.634 to the U.S. dollar to a low of NIS 4.352 to the U.S. dollar. The average high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

	High	Low
Month	1 U.S. dollar =	1 U.S. dollar =

December 2003	4.441	4.352
January 2004	4.483	4.371
February 2004	4.493	4.437
March 2004	4.535	4.483
April 2004	4.599	4.515
May 2004	4.634	4.555

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years was as follows:

Period	Exchange Rate
January 1, 1999 – December 31, 1999	4.154 NIS/$1
January 1, 2000 – December 31, 2000	4.067 NIS/$1
January 1, 2001 – December 31, 2001	4.205 NIS/$1
January 1, 2002 – December 31, 2002	4.734 NIS/$1
January 1, 2003 – December 31, 2003	4.545 NIS/$1

3.B.

Capitalization and Indebtedness

Not applicable.

3.C.

Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.

Risk Factors

Risks Related to Our Business

We may need to raise additional financing in the future.  If adequate funds are not available on terms favorable to use,  our operations and growth strategy will be materially adversely affected.

As a result of our net losses during the year ended December 31, 2003, we used approximately $3.5 million in cash during that period. At December 31, 2003, we had cash, cash equivalents and marketable securities of approximately $3.3 million.  We may need to raise additional financing to support our operations and our growth strategy.  We have entered into a definitive agreement with institutional and private investors for the private placement of 5,081,986 of our ordinary shares for an aggregate purchase price of $7.1 million or $1.40 per ordinary share.  Under the terms of the agreement, we will also issue to the investors five-year warrants to purchase up to 1,270,496 ordinary shares at an exercise price of $1.75 per share. The closing of the transaction is subject to certain conditions, including shareholder approval and the approval of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel. If the private placement does not close, our operations and growth strategy may be materially adversely affected.

We have arranged for a line of credit from Bank Hapoalim in the amount of $2 million, for a period ending June 30, 2005.  At May 31, 2004, the outstanding amount under this line of credit was $1,527,244.  The line of credit is conditioned upon us satisfying the following undertakings during the loan period: (1) a floating charge on all assets; (2) total shareholders equity will not be lower than $3 million and not lower than 35% of the total balance sheet assets; and (3) total working capital, calculated as trade receivables and inventory less accounts payable, will not be lower than $3 million. Although we currently are in compliance, if we do not satisfy these undertakings in full, Bank Hapoalim may demand payment of the outstanding amount of the line of credit and may refuse to grant us further credit.

If we are unable to raise additional financing when needed, on terms favorable to us, our operations and growth strategy will be materially adversely affected.

We have experienced, and may continue to experience, a decrease in sales.

The enterprise solutions market has been in a slowdown since the latter part of 2000. The slowdown has negatively affected our enterprise solutions sales beginning in 2002. Although the market started to show signs of recovery in the second half of 2003, our sales still have been lower than in prior years, and may not recover in the future.

Our carrier solutions have been designed for sale to telephone companies, or telcos, which traditionally have made a relatively large portion of their equipment purchases during the fourth quarter of each year. Due to the telecommunications market slowdown, which began in the latter part of 2000, some telcos instituted budgetary freezes or postponements, which have deferred potential orders. This affected our financial results for 2002 and continuing into 2003. If this trend continues or these orders are not realized, our financial results could be materially adversely affected.

We may experience significant fluctuations in our quarterly financial performance.

Our quarterly results of operations may be subject to significant fluctuations due to several factors, including the size, timing and shipment of orders; customer budget cycles and budgetary freezes; the timing of introductions of new products or product upgrades by us and our competitors; customer order deferrals in anticipation of new products or product upgrades; the mix of product sales; software and hardware development problems; product quality problems; product pricing; our effective provision of customer support; the relatively low level of general business activity during the summer months in the European market; and other factors.

Moreover, because end-users of our enterprise solutions typically request delivery within two weeks of placement of their orders, a majority of our sales in each quarter have resulted from orders placed in that quarter. The deferral of any large order from one quarter to another could materially adversely affect our results of operations for the former quarter.

In addition, carrier sales are relatively large orders, and their postponement from one quarter to another could materially adversely affect our results of operations for the former quarter.

For the foregoing reasons, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and that our results of operations in any particular quarter should not be relied upon as indications of future performance.  See "Item 5 – Operating and Financial Review and Prospects."

We depend upon independent distributors and representatives to sell our products to customers. If our distributors and representatives do not sell our products, our revenues will suffer.

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

We depend on a major customer for over 10% of our revenues.

In 2003, over 10% of the revenues from the sale our products were generated from orders placed by one major customer. See Note 8B.1(c) to our Consolidated Financial Statements. There can be no guarantee that this customer will continue to purchase similar quantities in the future or, if it does not that we will be able to replace these revenues with sales to other customers.

Our products generally have long sales cycles, which increase our costs in obtaining orders and reduces the predictability of our earnings.

The market for our carrier solutions consists of telcos. Because of the large size and institutional nature of most telcos and the degree of governmental regulation to which they are often subject, companies (such as ourselves) which seek to market their products and services to telcos must often engage in sales efforts over an extended period of time, even years, and provide a significant level of education to prospective telco customers regarding the use and benefits of such products or services. As a result, sales of carrier solutions to telcos require a lengthy sales cycle from the commencement of marketing efforts to the consummation of an actual transaction and may involve significant expenditures which may not be offset (on a timely basis or at any time) by revenues.

We must develop new products and enhancements to existing products on a timely and cost-effective basis to remain competitive.

The markets for our products are characterized by rapidly changing technology, changing customer requirements, relatively short product lifecycles, evolving industry standards and frequent new product introductions. Changes in technologies, customer requirements and industry standards and new product introductions by our existing competitors or by new market entrants could reduce the markets for our products or require us to develop new products. In addition, new or enhanced products developed by other companies could be incompatible with our products. For example, the successful development and widespread deployment of wireless communications systems could have a material adverse effect upon our ability to sell our enterprise solutions or carrier solutions. Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive. We are currently evaluating a number of potential products, some of which will endeavor to address emerging technologies. There can be no assurance that we will be successful in identifying new technologies, that our potential products will be successful or profitable or that we will not encounter technical or other difficulties that could delay the introduction of these or other new or enhanced products in the future.

As a result of the need to develop new and enhanced products, we expect to continue making substantial investments in research and development. Some of our research and development activities may relate to long-term projects, and revenues from products resulting from these activities may not be received for a substantial time, or at all. Products as complex as certain of our products sometimes contain undetected errors or "bugs," which can cause delays in product introductions or require design modifications. In addition, it often takes several months before the manufacturing costs of new products stabilize, which may adversely affect operating results during this period. If we are unable to introduce new or enhanced products on a timely and cost-effective basis and to gain market acceptance for such products, our business, financial condition and results of operations may be materially adversely affected.

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

From 1989 to 2000, we grew in both the scope and the magnitude of our operations. In 2001, 2002 and 2003, we experienced work force reductions and cost-cutting measures following decreased sales. These changes placed a significant strain on our management, operational, financial and other resources. Any future growth or contraction may increase this strain. Furthermore, all or a portion of the expenses associated with any expansion of our operations may be incurred prior to the generation of any associated revenues, and the savings associated with cutbacks may not be realized prior to the decrease in associated revenues.

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

To manage future growth effectively, we must expand our operational, management and financial functions; train, motivate, manage and retain our employees; and hire additional personnel. In Israel, where our manufacturing, research and development, marketing and sales facilities are located, there continues to be demand for qualified hardware and software engineers and sales personnel with specific fields of expertise, and the competition to attract and retain such engineers and personnel is still strong.

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

Our success is highly dependent upon our proprietary technology. We rely on a combination of patents, patent applications, contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights. There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development or sale by others of our technology or of products or solutions with features based upon, or otherwise similar to, our own. In addition, although we believe that our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, there can be no assurance that we do not and will not so infringe or that third parties will not assert infringement claims against us in the future. In the case of infringement, we would, under certain circumstances, be required to modify our products or intellectual property or obtain a license to permit their continued use. There can be no assurance that we would be able to do either in a timely manner or upon acceptable terms and conditions, and any failure to do so could have a material adverse effect on us. In addition, if future litigation were to become necessary to protect trade secrets, know-how or other proprietary rights owned by us, to defend us against claimed infringement of the rights of others or to determine the scope and validity of our proprietary rights or those of others, such litigation could result in substantial cost to us and diversion of our management’s attention. Adverse determinations in any such litigation or proceedings also could subject us to significant liabilities to third parties and could prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on us. There can be no assurance that we will have the resources to defend or prosecute a proprietary rights infringement action.

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

Our product warranties permit customers to return for repair any products deemed to be defective. It is our policy to grant a warranty for periods ranging from 12 to 36 months. This policy does not apply to the SMART Cabling System, SMART GIGA Cabling System and CLASSIX Cabling Systems, which when installed by a Certified Cabling Installer, and registered by us, are granted 15 year and 20 year system warranties respectively. These warranty periods are customary in the structured cabling industry, but significantly longer than product warranties generally offered in other industries. Although no material warranty claims have been asserted against us in the past with respect to our structured cabling products, we cannot assure you  that such claims will not be asserted in the future. If asserted, such claims may have a material adverse effect on our business, financial condition and results of operation.

We may be affected by transactions with related parties from the RAD-Bynet Group.

We are engaged in transactions with companies controlled by Messrs. Yehuda Zisapel and Zohar Zisapel. We believe that such transactions are beneficial to us and are conducted upon terms, which are no less favorable to us than would be available to us from unaffiliated third parties. We may continue to engage in transactions with such affiliates on such bases and terms.  See Item "7.B. –Related Party Transactions."

Risks Related to Our Ordinary Shares

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

We may not satisfy the Nasdaq SmallCap Market’s requirements for continued listing.  If we cannot satisfy these requirements, the Nasdaq could delist our ordinary shares.

We became a publicly traded company and began trading on the Nasdaq National Market upon our initial public offering in July 1997.  In November 2003, we received notice from Nasdaq that we were not in compliance with the requirement to have stockholders’ equity of at least $10 million in order to be listed in the Nasdaq National Market.  As a result, in December 2003, we elected to apply to transfer the listing of our ordinary shares to the Nasdaq SmallCap Market.  The transfer took effect in January 2004.

To continue to be listed on the Nasdaq SmallCap Market, we will need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares, or MVPHS, of at least $1 million and stockholders’ equity of at least $2.5 million.  Accordingly, we cannot assure you that we will continue to satisfy the minimum bid, MVPHS, stockholders’ equity or other continued listing requirements of the Nasdaq Small Cap Market in the future. If we are delisted from the Nasdaq SmallCap Market, trading in our ordinary shares may be conducted in, if available, the “OTC Bulletin Board Service” or, if available, another medium.  As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares. For details of the high and low market price of our shares over recent years see Item 9 – “Offer and Listing” under the caption “Share Price History.”

Selling and buying our securities may be more difficult since they were transferred from the Nasdaq National Market to the Nasdaq SmallCap Market.

Effective January 2004, our ordinary shares were transferred from the Nasdaq National Market to the Nasdaq SmallCap Market.  Consequently, selling and buying our securities may be more difficult because of, among other things, possible reduction in security analysts’ and the news media’s coverage of us.  This could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained.

Messrs. Yehuda, Zohar and Roy Zisapel beneficially own approximately 34.8% of our ordinary shares and may therefore be able influence the outcome of matters requiring shareholder approval.

As of May 31, 2004, Messrs. Yehuda Zisapel and Zohar Zisapel (who are brothers), and Roy Zisapel (who is Yehuda's son) beneficially owned, in the aggregate, approximately 34.8% of our outstanding Ordinary Shares. Upon approval of the private placement, they will beneficially own, in the aggregate, approximately 33.6% of our outstanding Ordinary Shares.  Such shareholders may be in a position to influence the adoption of various corporate resolutions, including the election of our directors and the approval of change in control transactions. This influence may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest.

Risks Related to Operating In Israel

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

Our results of operations may be negatively affected by the obligation of some of our key personnel to perform military service.

Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually. In addition, they may also be further subject to being called to active duty at any time under emergency circumstances and could be required to serve in the military for extended periods of time.  This could disrupt our operations and harm our business.

We participate in or receive tax benefits from government programs. These programs require us to meet certain conditions and these programs and benefits may be terminated or reduced in the future.

We receive tax benefits under Israeli Law for the Encouragement of Capital Investments, 1959 (the "Investments Law") for investment programs in our production facilities that are designated as "Approved Enterprises". To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits could seriously harm our business, financial condition and results of operations. For more information about Approved Enterprises, see Item 10.E. – “Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959” below and Note 7(B) to the financial statements.

The Investments Law will expire on June 30, 2004, unless its terms will be extended. Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor for research and development programs and we may apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including paying royalties with respect to grants received. If we fail to comply with these conditions in the future, the grants could be cancelled and we could be required to refund any payments previously received under these programs.  Any products developed with these grants are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee. In addition, we are prohibited from transferring the technology developed with these grants to third parties without the prior approval of a governmental committee.  The Government of Israel has reduced the grants available under the Office of the Chief Scientist program in recent years, and this program may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Office of the Chief Scientist, see Item 5.C. – “Research and Development, Patents and Licenses” below.

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

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us.  The Israeli Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger at a meeting called upon at least 21 days’ notice.  For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party to the merger (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger.  Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company.  Finally, a merger may not be completed unless at least 70 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company.  Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares.

Finally, Israel tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

Other Risks

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Changes in exchange rates between currencies may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or are dollar-linked, but we collect a portion of our revenues in Europe in Euros and we incur a portion of our expenses, principally salaries and related personnel expenses in other currencies mainly in Israel, in NIS. As a result, we are exposed to several risks, including: the NIS may increase in value relative to the dollar, or the Euro may increase in value relative to the dollar. In such events, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured results of operations will be adversely affected. In 2003, there was a decrease in value of the dollar in relation to the NIS of 9% and there was a decrease in the value of the dollar in relation to the Euro of 16.8%. Although these trends did not materially affect us, we cannot assure you that we will not be materially adversely affected in the future from currency exchange rates fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro rises in value relative to the dollar, our business and financial condition could be negatively impacted.

Caution Concerning Forward-Looking Statements

This Form 20-F contains some forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

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

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  All forward-looking statements in this Form 20-F reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties, including, but not limited to, the risks and uncertainties described below, that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

ITEM 4.

INFORMATION ON THE COMPANY

4.A.

History and Development of the Company

RiT Technologies Ltd., was incorporated in Israel and commenced operations in 1989. We are a company limited by shares and operate under Israeli law. Our main offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, telephone number +972-3-645-5151. Our agent in the United States is RiT Technologies, Inc., located at 900 Corporate Drive, Mahwah, New Jersey 07430, telephone number +1-201-512-1970. We became a publicly traded company on the Nasdaq National Market, traded under the symbol RITT upon our initial public offering on July 22, 1997. The listing of our shares was transferred to the Nasdaq SmallCap Market on January 12, 2004 and we are still traded under the symbol RITT. We have not undergone any material business changes, such as mergers, acquisitions, dispositions or bankruptcy.

We made no material capital expenditures over the last three fiscal years.  We have not made any divestitures during the same time period.

There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies’ shares.

4.B.

Business Overview

4.B.1. Operations and Principal Activities

We are innovators of intelligent physical layer solutions for improved control, utilization and maintenance of networks.  The physical layer of a network is the part of the network which defines the physical means of sending data and voice over network devices, interfaces between network media (such as cables) and devices, and defines the optical, electrical and mechanical characteristics of the network.  Our extended line of intelligent physical layer solutions addresses the needs and demands of enterprises and carriers in the rapidly evolving and changing markets of communications networks.

In the enterprise market, our intelligent physical layer management solutions (“IPLMS”) address the needs to maximize control and maintenance efficiency and reduce the cost of ownership of network infrastructures of enterprises by adding a new dimension to conventional network management: intelligent physical layer management capability. the increasing demand for bandwidth in local area networks, or LANs, has led to a continuing evolution in requirements and standards for high performance structured cabling, the backbone of enterprise data networks. Upon our inception, we responded to this need by developing structured cabling products, specifically our SMART Cabling SystemTM, an end-to-end network infrastructure solution which provides the required end to end connectivity solutions for both copper and fiber.

In 1999, we introduced our Category 6 cabling product line, CLASSix, which supports cutting edge data communication protocols such as Gigabit Ethernet. It enables builders of new infrastructure to prepare for the increasing bandwidth requirements. Building upon our foundation in structured cabling products, we developed and introduced PatchView our intelligent physical layer management solution, or IPLMS. PatchView™ provides real-time connectivity information with respect to the data network's connectivity infrastructure and significantly enhances the control, maintainability and visibility of the network, as well as reducing the total cost of ownership. In 1999, we introduced our PatchView for the Enterprise™ software. PatchView for the Enterprise leverages our unique ability to identify physical network connections in real-time and extends the capability to all network resources, from physical connectivity components to switches, servers, PCs and other hard and soft, active and passive, network components. We recently launched PVMax™, a new hardware platform for PatchView. The launch follows a successful six-month beta trial during which PVMax, together with the latest version of PatchView for the Enterprise, was used to manage more than 80,000 ports in one communication room at a customer site. This new generation allows unlimited size installation support and self learning capabilities to shorten the setup time, as well as dozens of improvements based on customer feedback and requests gathered over the last few years. Using our enterprise solutions, enterprises can utilize their network infrastructures better.

In the carrier field, our solutions enable reliable mass verification and qualification by telcos to reduce operational costs, increase customer satisfaction and increase revenues in order to compete with other access providers of infrastructure and databases, such as wireless providers.  In 1996, we introduced PairViewTM, a comprehensive outside plant management and qualification system. The PairViewTM system enables the telcos to achieve greater operational efficiencies by identifying, recording and testing of the connectivity routing of local loop pairs – the telephone lines, and updating the telcos' database, leading to significant savings and better control over their wire line infrastructure.

In 2003, we introduced PairQ™, a new product line which addresses the requirements of the market of digital subscriber line, or DSL services, which enable transfer of high bandwidth communication on plain old telephony lines.   Since not every telephone line can support these advanced services, telcos need to pre-qualify the line. The PairQ system enables accurate, easy, and fast mass DSL pre-qualification, which is an important component in large-scale DSL deployment. The system can also determine the possible supported bit rate for the telco to provide varying levels of service.

Our strategy is to utilize our expertise, innovative products and continued research and development activities to strengthen our position as innovators of intelligent physical layer solutions for improved control, utilization and maintenance of networks. While we expect that our structured cabling products will contribute to future revenue growth and profitability, we believe that the major contributor to our revenue and profitability growth will be our intelligent physical layer solutions, PatchView, PairView and PairQ. We will seek to expand our markets and product lines by enhancing existing systems, introducing new systems and expanding to new markets to capitalize on our expertise in intelligent physical layer network solutions.

We market our products in more than 50 countries including through our wholly-owned subsidiary in the United States, RiT Inc., and representative offices in Germany and Russia.  Key end users include major global telecommunications companies and enterprises, like Deutsche Telekom, Alcatel, TELMEX, TELENOR, The New York Mercantile Exchange (NYMEX), ING Barings, DIAGEO, Daewoo, and Reuters.

4.B.2.

Principal Markets

Enterprise Solutions: Intelligent Physical Layer Management and Structured Cabling Solutions

The rapid growth in computer networking has resulted from the rising number of computers in use within enterprises, decreasing hardware costs and the rapidly increasing number of network related services. These services include Internet connectivity, internal connectivity through an “Intranet,” mass data storage and manipulation and other data intensive networking activities.  An enterprise’s  LAN and wide area network, or WAN, connects computers, servers and active network equipment to each other and to the outside world. The networking resources of the enterprise are connected by an infrastructure of cables, patch panels and cords and outlets.

These vast and complex networks must be supported by proper documentation of resources and assets. Busy organizations perpetually “Move, Add and Change,” or MAC, people and equipment. Such MACs are implemented by repatching patch cords at the communications center. Over time, the communications center becomes characterized by patch cord chaos, which makes it difficult to change or trace connections, resulting in unnecessary waste of network resources and assets, increased network downtime, as well as a waste of staff time. When changes become necessary, the network administrator must verify current connections, plan modifications and issue work orders. The technician then has to execute work order instructions and report details of all changes to the network administrator. Due to the manual record-keeping of MACs, network administrators are regularly confronted with inaccurate connectivity records and the challenge of effectively maintaining physical network connections. This is even more acute in case of a network fault, where locating and fixing the problem quickly is crucial, and failure to fix the problem may result in heavy losses to the enterprise.  Although existing network management software packages ease the record-keeping burden by maintaining computerized databases of physical layer records, this software operates off-line and changes must still be manually traced, recorded and entered into the system. Furthermore, current network management software associated with active equipment focuses on managing the logical level (protocols and network traffic), rather than the physical one. PatchView is our intelligent physical layer network management system for the enterprise. It provides real-time information on the status of connections between equipment in the network, reports all connectivity changes to the Network Management System (NMS) running our PatchView for the Enterprise software, and guides the system administrator in planning and implementing network changes.  Together with our patented PatchView Scanners and SMART Patch Panel technology, PatchView for the Enterprise monitors the network’s physical layer.

Our principal structured cabling product is our SMART Cabling System, a high-performance, structured cabling system for commercial buildings. It is comprised of a comprehensive collection of patch panels, communications outlets, cables, patch cords and complementary products to provide the required end to end connectivity solutions for both copper and fiber.

The end users of our enterprise solutions are typically medium- to large-size enterprises. These organizations, in sectors such as finance, government, industry, media and telecommunications, ordinarily make their purchasing decisions based on the recommendations of consultants.

Carrier Solutions

The increased need for high bandwidth data services, coupled with the emergence of new technologies for data over voice lines (mainly DSL), together with the appearance of new access technologies and providers, such as cable and wireless, have intensified competition in the telecommunications industry. In order to remain competitive, the telcos must differentiate themselves by offering better customer value and satisfaction, maintaining and improving the quality of services, and rapidly introducing new and improved services and technologies, while continuously improving their operational efficiency and reducing cost of ownership. This has led the telcos to focus on increasing revenues through mass deployment of high-bandwidth services (DSL) and reducing Total Cost of Ownership (TCO) through improved maintenance efficiency plans.

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

The record-keeping processes of telcos are based mainly upon field service technician reports, which are subject to human error. Such errors accumulate over decades of use of the local loop, resulting in inaccurate databases with significant discrepancies from the actual infrastructure. These inaccuracies may result in labor inefficiencies, due to repeated maintenance activities caused by incorrect records and asset losses associated with available, but undetected and unused phone lines. Telcos further suffer from non-optimal, long-term planning of infrastructure investments in new copper pairs based on their flawed record-keeping systems, lost revenues that could have been generated by undetected pairs and, in certain cases, dissatisfied customers. This is even more acute in the DSL deployment arena where the provision process is heavily dependent on accurate database records.

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

Our PairView product connects to the copper infrastructure, at various points within the local loop, and performs three tasks:

•

First, it identifies and records the connectivity routing of active and inactive pairs in the local loop and accurately identifies the line type and status of each pair.

•

Second, the system tests the inactive pairs electrically for basic line qualification. For each pair, PairView generates an end-to-end connectivity map, from the MDF through the various street cabinets. PairView’s Automatic Number Identification unit (ANI) cross-references each cable pair number to the corresponding subscriber telephone number.

•

Third, after performing the mapping and testing functions, the system imports the data from the telco’s database, compares it with the system's findings and updates the database automatically or manually.

PairQ is our DSL mass loop qualification product line which pass-qualifies existing copper infrastructure for the provision of DSL services. PairQ performs real wideband tests and measurements to pre-qualify hundreds of lines at a time. In addition, PairQ uses highly sophisticated, proprietary algorithms to predict the possible data rate to be supported by each specific phone line. This data enables the telco to identify the phone lines to be used for DSL services and to guarantee a specific service level.

In 2003, Europe was the dominant market for our sales. See “Item 3.D. – Risk Factors.” Nevertheless, the general slowdown in the carrier and enterprise solutions markets, as described in “Item 3.D – Risk Factors,” has affected and may continue to affect our sales in the future, and European markets may not remain dominant in the same manner.

Sales

The manufacturing process for our Enterprise and Carrier products is nearly identical, with slight adjustments for the varying nature of the products, and comprises one production line.

Our operating expenses are not segmented between the two product lines.

We report the division in revenues between enterprise and carrier solutions only with respect to sales in geographic regions and major customers. Other financial descriptive information is reported on a single basis of segmentation.

Our total consolidated sales in 2001, 2002 and 2003, broken down by geographical destination and major product lines, were as follows:

Classification of sales by geographical destination: 1

	Year ended December 31
	2001	2002	2003
	US$	US$	US$
United States[2]	10,983,011	6,632,462	3,207,506
Europe[3]	20,789,271	9,395,988	9,429,649
Israel	2,745,753	1,473,880	1,744,883
South America	3,138,003	-	-
Rest of world	1,569,002	921,176	807,279

	39,225,040	18,423,506	15,189,317

(1)

Sales are attributed to geographical areas based on location of customers.

(2)

During 2001, significant sales resulted from orders received from a major U.S. Telco.

(3)

During 2001, significant sales resulted from an order received from a major European telco.

Sales by major product lines:

	Year ended December 31
	2001	2002	2003
	US$	US$	US$
Enterprise Solutions	21,332,727	16,429,652	12,830,024
Carrier Solutions	17,892,313	1,993,854	2,359,293

	39,225,040	18,423,506	15,189,317

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

4.B.4. Raw Materials and Components

In general, we produce our products through sub-contractors. Our limited manufacturing facilities, which are located in Tel Aviv, Israel, consist primarily of final assembly, testing and quality control of materials, subassemblies and systems. The majority of our products are manufactured, assembled and tested by subcontractors according to our designs and specifications.

Certain components used in our products and solutions are presently available from, or supplied by, only one source and certain other components are available from limited sources. Although we generally do not have long-term supply contracts with our component suppliers, we have generally been able to obtain supplies of components and products in a timely manner. However, in the event that certain of our suppliers or contract manufacturers were to experience financial or other difficulties that result in a reduction or interruption in supply to us, our results of operations would be adversely affected until such time as we established alternate sources. To date, we have not experienced significant volatility in prices for raw materials and components.

4.B.5. Marketing Channels

Enterprise Solutions

Our enterprise solutions are sold primarily through distributors, as well as through value added resellers (VARs), systems integrators and installers in each country.

Our distributors generally sign a non-exclusive International Distributor Agreement. A small minority of our distributorships is exclusive and, in some countries, we protect our distributors by not selling to other distributors in the same area, although we are not required to do so. In the United States, we sell our products through our wholly owned subsidiary, RiT Inc. RiT Inc. sells our products primarily through independent manufacturer's representatives, distributors and system integrators. A substantial majority of our distributors are neither obligated to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. We maintain a representative office in Moscow, Russia, which coordinates marketing activities in the CIS and a representative office in Dusseldorf, Germany. Certain risks are related to international sales and dependence upon distributors and resellers, as described above in "Item 3.D - Risk Factors."

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

In addition, we, in conjunction with our distributors, prepare exhibitions of our products worldwide, place advertisements in local publications, encourage exposure in the form of editorials in communications journals and prepare direct mailings of flyers and advertisements focusing on our products. We have published an electronic catalog, which is available both on CD-ROM and on-line through our Web site. In 2003, our three largest distributors accounted for approximately 13.1%, 8.1% and 6.8%, respectively, of our enterprise sales.

The leading vendors of data communications network infrastructure equipment have begun adding management capabilities to their solution portfolio. Recognizing this interest, we established strategic alliances for joint marketing and sale of our PatchView system as a means of expanding our market exposure and our customer base and enhancing our enterprise solutions sales prospects. In addition to our existing strategic partnerships with Panduit Corporation (selling PatchView under the brand name PanView) and Brand-Rex Limited (selling PatchView under the brand name SmartPatch), we recently extended our sales and marketing reach by entering into arrangements with Nordx/CDT and Krone for joint sales of IPLMS.

We have developed the following marketing programs to promote our products:

•

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

•

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

Carrier Solutions

We market our carrier solutions directly to telcos, with the aid of local agents and distributors. In addition to PairView, we endeavor to enhance our market positioning by providing additional solutions such as PairQ™.

Prior to completing a sale of products such as the PairView system to telcos, a seller must undergo lengthy approval processes. The sales cycle usually takes eighteen to thirty-six months. Accordingly, in marketing our carrier solutions, we are often required to submit successive generations of existing and new products to our customers for approval. The length of the approval process is affected by a number of factors, including the complexity of the product involved, technological priorities and budgets of the telcos and regulatory issues affecting telcos. After completing technical evaluation in which a new product's function and performance are analyzed, a telco ordinarily will conduct field trials simulating operations to evaluate performance and to assess ease of installation and operation.

Commercial deployment of a new product or system usually involves substantially greater numbers of units and locations than the marketing trial stage. In the first phase, a telco installs the equipment in selected locations. This phase is usually followed by general deployment, which involves greater numbers of units and locations. Telcos typically select several suppliers for general deployment in order to ensure that their needs can be met. Subsequent orders, if any, are placed under single- or multi-year supply agreements that are not subject to minimum volume commitments.

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

We conduct periodic technical seminars in Israel and other countries around the world to qualify and further advance the technical knowledge of our distributors and installers in the use of our products and solutions.

We provide a 12 to 36 month warranty on our hardware and software, except for the SMART Cabling System, which, when installed by a Certified Cabling Installer, and registered by us, is granted a 15 year warranty for system performance; and the SMART GIGA Cabling System and CLASSix Cabling Systems, which, when installed by a Certified Cabling Installer, and registered by us, are granted 20 year warranties for system performance.

Upon termination of the warranty period for carrier solutions, we offer a Maintenance and Support Program to our customers.

4.B.6. Dependence on Patents, Licenses and Material Contracts

We rely upon a combination of patents, patent applications, contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products, systems and technologies. We hold patents on our PatchView and PairView technologies and some of our cabling products. These patents expire in 2012, 2015 and 2020, respectively. We also have several patents and design patents pending on our new products. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain suppliers and customers with access to sensitive information. We cannot assure you that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and sale by others of software products with features based upon, or otherwise similar to, those of our products and solutions.

Given the rapid pace of technological development in the communications industries, we cannot assure you that certain aspects of our products and solutions do not or will not infringe on existing or future proprietary rights of others. Although we believe our technology has been independently developed and none of our technology or intellectual property infringes on the rights of others, third parties could assert infringement claims against us in the future. If such infringement is found to exist, we may attempt to receive the requisite licenses or rights to use such technology or intellectual property.  However, we cannot assure you that such licenses or rights can be obtained or obtained on terms favorable to us.

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

There are no customers who have a contractual obligation to order additional products from us. See “Item 3.D. – Risk Factors.” We have no contracts with customers or suppliers which are material to our business or profitability.

4.B.7. Competitive Position

We believe that the principal competitive factors in our markets are product price-performance ratio, brand name recognition, technical features, quality, price and customer service and support. We believe that we compete favorably with respect to most of these factors. However, we cannot assure you that we will be able to compete successfully in the future with existing or anticipated competitors. Many of our existing and potential competitors have or are likely to have more extensive engineering, manufacturing, marketing and distribution capabilities (including direct sales forces) and greater financial, technological and personnel resources than us.  Moreover, we cannot assure you that we will be able to differentiate our products from the products of our competitors or to develop or successfully introduce new products which are less costly or offer better performance than those of our competitors. In addition, our existing and prospective competitors may have established, or may in the future establish, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete.

Enterprise Solutions

Competition in the structured cabling segment of the enterprise solutions market is intense. Many companies, including, among others, SYSTIMAX, Tyco/AMP, Panduit, Ortronics, Nordx and Siemon from the United States and Canada, and Alcatel, Brand-Rex, Nexans, ITT Cannon, Krone and Siemens from Europe, develop and sell products which directly or indirectly compete with our structured cabling infrastructure.

We are aware of two products currently in the market that compete directly with our PatchView solution: the iTRACS system produced by the iTRACS Corporation and the SYSTIMAX iPatch System produced by SYSTIMAX Solutions.  Although these systems are competitive with our PatchView system, we believe that their entry into the market reflects the growing acceptance of the IPLMS concept.  We cannot assure you that there are no, or that in the future there will not be, other products which directly compete with the PatchView system. We also have entered into strategic arrangements with Panduit, Brand-Rex, Krone and Nordx for the sale of our PatchView system. Although we expect the arrangements with these leading vendors to contribute to establishing PatchView as a leading technology, these vendors also will compete with us for intelligent physical layer management customers. Moreover, as the popularity of the IPLMS concept increases, we expect substantial competition from established and emerging networking and structured cabling companies.

Carrier Solutions

We have identified products of two companies, the DaVaR Loop Management System of the Fluke Corporation and the Records Verification System, a joint product of Harris Corporation and EML, which are the major competitors for our PairView system. SPE S.r.l. also offers similar, although less comprehensive, products that compete with PairView.  With respect to PairQ, the Harris/EML Records Verification System incorporates capabilities similar to PairQ, as a derivative of its records verification process.  To our knowledge, this product was not designed specifically to perform pre-qualification of DSL lines and has not been marketed for this purpose. Switch based testers, such as those manufactured by Teradyne, Porta Systems and Spirent, compete indirectly with PairQ. However, we cannot assure you that no other competitors exist. Moreover, we expect substantial competition from established and emerging telecommunications companies, with the increased popularity of the concept of outside plant qualification and management.

Increased competition, direct and indirect, could have a materially adverse effect on our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure you that we will not be subject in the future to such factors, which could materially adversely affect our business, financial condition and results of operations.

4.C.

Organizational Structure

Our wholly-owned subsidiary in the United States, RiT Technologies, Inc., was incorporated in 1993 under the laws of the State of New Jersey, and is primarily engaged in the selling and marketing in the United States of the our products.

In May 1997, we incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd., intended to make various investments including in our securities. As of December 31, 2003, RiT Tech (1997) Ltd. holds 0.2% of our outstanding shares.

Messrs. Yehuda and Zohar Zisapel are our founders and principal shareholders. Yehuda Zisapel is also a director. See “Item 6 - Directors, Senior Management and Employees” and “Item 7 - Major Shareholders and Related Party Transactions.” One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies that, together with us and their respective subsidiaries and affiliates, are known as the "RAD-BYNET Group." Such other corporations include, but are not limited to, RAD Data Communications, RADCOM Ltd., RADVision Ltd., SILICOM Ltd., RADWARE Ltd., AXERRA Ltd., CERAGON Ltd., BYNET Data Communications Ltd. and its subsidiaries, BYNET ELECTRONICS LTD. and its subsidiaries, and several real estate and pharmaceutical companies. There is no formal legal structure that links the corporations in the RAD-BYNET Group and each company is a separate legal entity.

4.D.

Property, Plants and Equipment

We do not own any real property. We lease from an affiliate of our principal shareholders an aggregate of 26,490 square feet of office, manufacturing and warehousing premises in Tel Aviv and, until March 2003, we leased 14,283 square feet of manufacturing and warehousing premises in Jerusalem. As of March 2003, we closed the manufacturing and warehousing facilities in Jerusalem and transferred the manufacturing to Tel Aviv and the warehouse to Rosh Haayin. We lease 6,545 square feet of warehousing premises in Rosh Haayin. Aggregate annual lease payments in 2003 for the Tel Aviv and Rosh Haayin premises were approximately $467,882 and for the Jerusalem premises were approximately $23,000. We also lease 606 square feet of office premises for our representative office in Moscow, at an annual rent of approximately $54,000. RiT Inc. leases approximately 900 square feet in Mahwah, New Jersey, from an affiliate of ours, at an annual rent of approximately $40,000 and 1,152 square feet in Los Angeles at an annual rent of approximately $24,000. The Los Angeles lease expires in June 2004. See “Item 7 – Major Shareholders and Related Party Transactions” and Notes 5B and 9 to our Consolidated Financial Statements included in this annual report.

We believe that our facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.

Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. The financial statements have been prepared in accordance with U.S. GAAP.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3–Key Information–Risk Factors.”

Executive Summary - Year Ended December 31,2003

Sales in 2003 were approximately $15.2 million, a decrease of approximately 17% compared with sales of approximately $18.4 million in 2002. The cost of sales as a percentage of revenues increased by approximately 18% compared with 2002. This increase resulted primarily from an inventory write-down of approximately $1.9 million taken in the third quarter of the year, compared with an inventory write-down of approximately $1.5 million taken in the third quarter of 2002 and from the changes in the company's liability for product warranty. See Note 2M "Allowance for product warranty" to our Consolidated Financials Statements.

Research and development expenses were approximately $3.9 million in 2003 and in 2002. As a percentage of sales, Research and development expenses increased to 25.7% of sales in 2003 from 21% of sales in 2002, due to the lower level of revenues.

Sales and marketing expenses were approximately $5.9 million in 2003, compared with approximately $7.8 million in 2002. The decrease is mainly due to our significant cost-cutting program, which we implemented in order to reduce our expenses in light of lower revenues.

As a result of our net losses during the year ended December 31, 2003, we used approximately $3.5 million in cash during that period. We had a net loss of approximately $6.8 million in 2003, compared with net loss of approximately $6.9 million in 2002. The slight improvement in net loss in 2003 in comparison with 2002 is attributable to the cost cutting measures we have undertaken, offset by the significant decrease in our revenues.

At December 31, 2003, we had cash, cash equivalents and marketable securities of approximately $3.3 million. We may need to raise additional financing in the future to support our operations and our growth strategy.  There is no assurance that we will be able to raise additional financing in the future and it may have a negative effect on our operating profit.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate and may revise our estimates.  We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent.  Some of those judgments can be complex, and consequently, actual results may differ from those estimates.  For any given individual estimate, judgment or assumption made by us, there may be alternative estimates, judgments or assumptions, which are also reasonable.  The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. Our critical accounting polices include:

Revenue recognition.

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines, several of which are discussed below, in measuring revenue.  However, such guidelines may require the exercise of certain judgments, estimates and assumptions.

Revenue from systems and products sales is recognized upon shipment to customers and when no right to return the product exists, no significant obligations on our part with respect to the products shipped remain and collection is probable. In instances where sales of systems include continuing involvement or significant post-sales commitments, recognition of such sales is deferred until such involvement or commitments have been satisfied.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

Amounts received from customers prior to product shipment are classified as advances from customers. We generally do not grant the right to return except for replacement of defective products, for which a warranty allowance is recorded at the time of shipment.

When the sale arrangement includes customer acceptance provisions with respect to our systems and products interoperability, revenue is not recognized before we have demonstrated that the criteria specified in the acceptance provisions have been satisfied.

Allowances for product warranties.

It is our policy to grant a warranty for periods of 12 to 36 months. The exception to this policy is the warranty for end-to-end cabling systems (the SMART Cabling System, SMART GIGA Cabling System and CLASSIX Cabling Systems) which when installed by a Certified Cabling Installer, and registered by us, are granted 15 year and 20 year warranties, respectively, for system performance. The balance sheet provision for warranties for all periods through December 31, 2003, is determined drawing upon our experience regarding the relationship between sales and warranty expenses. See "Note 2M - Allowance for product warranty." This determination may require the exercise of certain judgments, estimates and assumptions.

Allowances for doubtful accounts.

Our financial statements include an allowance that we believe reflects adequately the loss inherent in receivables for which collection is in doubt.  In determining the adequacy of the allowance we based our estimate on information at hand about debtors’ financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors and the existence of credit insurance policies and the terms of payment. If there is a major deterioration in a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected.  This would result in an increase in our general and administrative expenses by increasing the allowance for bad and doubtful debts and would decrease the amount of our trade receivables.

The balance sheet allowance for doubtful debts for all the periods through December 31, 2003, is determined as a specific amount for those accounts the collection of which is uncertain.

In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor’s ability to pay, all of which can change rapidly and without advance warning.

Inventories.

Inventories are stated at the lower of cost or market.  As regards work in process and finished products, the cost of raw materials and components is determined on the moving average basis and labor costs and the cost of overhead components are determined on the basis of actual manufacturing costs.  In determining inventory value, we make assumptions as to the market value of inventory.  If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory allowances and our gross margin could be adversely affected.  In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically.

If there is a sudden and significant decrease in demand for our products, we may be required to increase this overhand amount to the cost of our inventory items and our gross margin could be adversely affected.

Accounting for income taxes.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of $7.1 million as of December 31, 2003, which is equal to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. In the event that we generate taxable income in a particular jurisdiction in which we operate and in which we have net operating loss carry-forwards, we may be required to adjust our valuation allowance.

Financial Data

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of total revenue:

	Year Ended
	December 31,

	2001	2002	2003

Sales	100.0%	100%	100%
Cost of sales	50.2	60.1	71%
Gross margin	49.8	39.8	29
Operating cost and expenses:
Research and development, gross	12.8	22.7	26.1
Less - royalty-bearing participation	0.4	1.4	0.7
Research and development, net	12.4	21.3	25.4
Sales and marketing	26.1	42.5	38.6
General and administrative	7.6	14.0	10.4
Total operating expenses	46.1	77.8	74.4
Operating income (loss)	3.7	(38.0)	(45.4)
Financial income, net	1.0	0.5	0.5

Net Income (loss) for the year	4.7%	(37.5)	(44.9)

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Sales.  Sales consist of gross sales of products less discounts and refunds. Sales decreased to approximately $15.2 million in 2003, compared with approximately $18.4 million in 2002, primarily due to the continuing effects of the global enterprise solutions market and carrier solutions market slowdowns which continued to restrain the overall level of our customers' capital expenditures both in the enterprise and the carrier solution markets.

The enterprise solutions market has been in a slowdown since the latter part of 2000. The slowdown has negatively affected our enterprise solutions sales beginning in 2002. Although the market started to show signs of recovery in the second half of 2003, our sales still have been lower than in prior years, and may not recover in the future.

Our carrier solutions have been designed for sale to telephone companies, or telcos, which traditionally have made a relatively large portion of their equipment purchases during the fourth quarter of each year. Due to the telecommunications market slowdown, which began in the latter part of 2000, some telcos instituted budgetary freezes or postponements, which have deferred potential orders. This affected our financial results for 2002 and continuing into 2003. If this trend continues or these orders are not realized, our financial results could be materially adversely affected.

Cost of Sales.  Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees and overhead related to our manufacturing operations. Cost of sales was approximately $10.8 million in 2003, compared with $11.0 million in 2002. This decrease is primarily attributable to the decrease in sales. Cost of sales as a percentage of sales was 71% in 2003, compared with 60.1% in 2002. This increase resulted primarily from an inventory write-down of approximately $1.9 million taken in the third quarter of the year, compared with an inventory write-down of approximately $1.5 million taken in the third quarter of 2002 and from the changes in the company's liability for product warranty. See Note 2M "Allowance for product warranty" to our Consolidated Financials Statements.

Research and Development Expenses. Research and development expenses consist primarily of compensation costs attributable to employees engaged in ongoing research and development activities, development-related raw materials and sub-contractors, and other related costs. Research and development expenses were approximately $3.9 million in 2003 and in 2002. As a percentage of sales, research and development expenses increased to 25.7% of sales in 2003 from 21% of sales in 2002, due to the lower level of revenues. Grants from the Office of Chief Scientist were approximately $0.1 million in 2003 and $0.3 million in 2002.

Sales and Marketing Expenses. Gross sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses. Sales and marketing expenses were approximately $5.9 million in 2003, compared with approximately $7.8 million in 2002. The decrease is mainly due to our significant cost-cutting program, which we implemented in order to reduce our expenses in light of lower revenues. At the same time, commencing the end of year 2002, we increased our local marketing and sales expenses in certain European countries via new representative agreements.   As a result, on a percentage of sales basis, sales and marketing expenses decreased to 38.6% in 2003 from 42.5% in 2002, since the expense reduction was not at the same percentage as the sales decrease.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debts expenses. General and administrative expenses were approximately $1.6 million in 2003, compared with approximately $2.6 million in 2002. This 39% decrease was primarily related to our significant cost-cutting program, which we implemented in order to reduce our expenses in light of lower revenues and a significant decrease in our doubtful debts provisions, resulting from recovering approximately $0.2M of amounts previous charged off. The recovery of those amounts primarily resulted from the financial recovery of one of our clients in Western Europe and from amounts received from the Israel Foreign Trade Risk Insurance Corporation. As a result, on a percentage of sales basis, general and administrative expenses were 10.4% in 2003 and 14% in 2002.

Financial Income, Net. Net financial income was approximately $0.08 million in 2003, compared with financial income, net, of approximately $0.09 million in 2002. This decrease was primarily due to a continuing decrease in our cash reserves during the course of the year due to the significant decrease in our revenues.

Net Loss We had a net loss of approximately $6.8 million in 2003, compared with net loss of approximately $6.9 million in 2002. The slight improvement in net loss in 2003 in comparison with 2002 is attributable to the cost cutting measures we have undertaken, and offset by the significant decrease in our revenues.

Year Ended December 31, 2002 Compared with Year Ended December 31, 2001

Sales.  Sales consist of gross sales of products less discounts and refunds. Sales decreased to approximately $18.4 million in 2002, compared with approximately $39.2 million in 2001, primarily due to the effects of the global markets crises, which greatly reduced the capital expenditures of our enterprise solutions and carrier solutions customers.

Our carrier solutions have been designed for sale to telephone companies, or telcos, which traditionally have made a relatively large portion of their equipment purchases during the fourth quarter of each year. Due to the telecommunications market slowdown which began in the latter part of 2000, some telcos instituted budgetary freezes or postponements, which deferred potential orders. This affected our financial results for 2002, as compared to 2001.

Cost of Sales.  Cost of sales consists of materials, sub-contractors, compensation costs attributable to employees and overhead related to our manufacturing operations and royalty expenses to the Israeli Chief Scientist's Office. Cost of sales was approximately $11.0 million in 2002, compared with approximately $19.7 million in 2001. This decrease was primarily due to reduction in manufacturing and other costs of operation, as well as reduced royalties to the Office of Chief Scientist, which totaled approximately $0.3 million in 2002, compared with approximately $1.0 million in 2001. Cost of sales as a percentage of sales was 60.1% in 2002, compared with 50.2% in 2001. This increase resulted primarily from an inventory write-down of approximately $1.5 million taken in the third quarter of the year.

Research and Development Expenses. Research and development expenses consist primarily of compensation costs attributable to employees engaged in ongoing research and development activities, development-related raw materials and sub-contractors, and other related costs. Research and development expenses were approximately $3.9 million in 2002 and $4.9 million in 2001. This 20% decrease was primarily a result of our significant cost-cutting program, which we implemented in order to reduce our expenses in light of lower revenues. As a percentage of sales, research and development expenses increased to 21% of sales in 2002 from 12.5% of sales in 2001, due to lower revenues. Grants from the Israeli Office of Chief Scientist were approximately $0.3 million in 2002 and $0.2 million in 2001.

Sales and Marketing Expenses. Gross sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses. Gross sales and marketing expenses were approximately $7.8 million in 2002, compared with approximately $10.3 million in 2001. The decrease is mainly due to our significant cost-cutting program, which we implemented in order to reduce our expenses in light of lower revenues. Despite the cost reductions, on a percentage of sales basis, gross sales and marketing expenses increased to 42.5% in 2002 from 26.1% in 2001, since the expense reduction was not at the same percentage as the sales decrease.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debts expenses. General and administrative expenses were approximately $2.6 million in 2002, compared with approximately $3 million in 2001. This 13% decrease was primarily related to our significant cost-cutting program, which we implemented in order to reduce our expenses in light of lower revenues. Despite the cost reductions, on a percentage of sales basis, general and administrative expenses were 14% in 2002 and 7.6% in 2001, since the expense reduction was not at the same percentage as the sales decrease.

Financial Income, Net. Net financial income was approximately $0.09 million in 2002, compared with financial income, net, of approximately $0.4 million in 2001. This decrease was primarily due to decrease in our cash reserves during the course of the year due to the significant decrease in our revenues.

Net Loss. We had a net loss of approximately $6.9 million in 2002, compared with a net income of approximately $1.8 million in 2001. The decrease in net income in 2002 in comparison with 2001 is attributable to the various influences described above, primarily to the significant decrease in our revenues.

5.B.

Liquidity and Capital Resources

In July and August 1997, we completed an initial public offering of our ordinary shares, which resulted in net proceeds to us, after payment of expenses, of approximately $18.4 million, of which approximately $2.8 million remained deposited in banks in the United States at December 31, 2003. Since our initial public offering, we have met our financial requirements primarily through cash generated from operations, research and development and marketing grants from the Government of Israel and short-term bank borrowing.

Capital investments were approximately $0.4 million in 2001, $0.2 million in 2002 and $0.07 million in 2003. These expenditures were principally for machinery, computers and research and development equipment purchases. During 2004, we expect to invest additional resources for capital equipment. We do not have any material commitments for capital expenditures as of December 31, 2003.

At December 31, 2003, we had cash, cash equivalents and marketable securities of approximately $3.3 million, compared with $6.7 million at December 31, 2002. The decrease in such balances as of December 31, 2003 of approximately $3.5 million is primarily attributable to the significant decrease in our revenues.

We believe that cash generated from operations, our cash, cash equivalents and time deposit balances and the proceeds of the private placement will provide sufficient cash resources to finance our operations and the projected expansion of our marketing and research and development activities.  However, depending upon our future level of revenues and the strategies that we adopted, we may need to raise additional debt or equity capital to meet our working capital needs in the future.

We have arranged for a line of credit from Bank Hapoalim in the amount of $2 million, for a period ending June 30, 2005.  At May 31, 2004, the outstanding amount under this line of credit was$1,527,224.  The line of credit is conditioned upon us satisfying the following undertakings during the loan period: (1) a floating charge on all assets; (2) total shareholders equity will not be lower than $3 million and not lower than 35% of the total balance sheet assets; and (3) total working capital, calculated as trade receivables and inventory less accounts payable, will not be lower than $3 million.  Although we are currently in compliance, if we do not satisfy these undertakings in full, Bank Hapoalim may demand payment of the outstanding amount of the line of credit and may refuse to grant us further credit.

We have entered into a definitive agreement with institutional and private investors for the private placement of 5,081,986 of our ordinary shares for an aggregate purchase price of $7.1 million or $1.40 per ordinary share.  Under the terms of the agreement, we will also issue to the investors five-year warrants to purchase up to 1,270,496 ordinary shares at an exercise price of $1.75 per share. The closing of the transaction is subject to certain conditions, including shareholder approval and the approval of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel. If the private placement does not close, our operations and growth strategy may be materially adversely affected.

Net cash used in operating activities was $3.4 million in 2003, $3.8 million in 2002, and $2.1 million in 2001. Net cash used in our operations decreased during 2003, as a result of our significant cost-cutting program in the end of 2002, which we implemented in order to align our expenses with revenues. The increase from 2001 to 2002 resulted primarily from our moving from profitability to loss in the amount of $8.7 million, partially offset by a decrease of $5.1 million in our accounts receivable and a decrease of $1.7 million in our inventories. The increase in our used net cash from 2000 to 2001 resulted primarily from a decrease of $6.6 million in our inventories, receivables and deferred revenues, and a decrease in our net profit of $0.8 million.

Net cash used in investing activities was $0.07 million in 2003. Net cash provided by investing activities was $0.4 million in 2002. Net cash used in investing activities was $1.5 million in 2001. Investing activities consist primarily of fixed assets, expenditures and marketable securities. Our principal investing activity in 2003 was purchase of equipment in sum of $0.07 million.  Our principal investing activity in 2002 was proceeds from sale of marketable securities in sum of $0.5 million.

Our contractual and contingent obligations and commitments at December 31, 2003 principally include obligations associated with our future operating lease obligations and a contingent liability to the Office of the Chief Scientist. See Note 5 to the Consolidated Financial Statements. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

The following table of our material contractual obligations as of December 31, 2003, summarizes the aggregate effect that these obligations are expected to have on our cash flow in the periods indicated:

Contractual Obligations	Payments due in the period (millions $)
	2004	2005	2006	2007
Leases on Premises	0.4	0.2	0.2	0.2
Operating Leases	0.4	0.2	0.06	-
Open Inventory Purchase Orders	0.7	-	-	-

At December 31, 2003, our contingent liability to the Office of the Chief Scientist in respect of grants       received was approximately $1.4 million.

5.C.

Research and Development, Patents and Licenses

We believe that our future success will depend upon our ability to enhance our existing products and solutions and introduce new commercially viable products and solutions addressing the demands of the evolving markets for integrated network management and, more specifically, enterprise management systems and outside plant qualification and management products on a timely basis. As part of the product development process, we work closely with current and potential customers, distribution channels and leaders in certain industry segments to identify market needs and define appropriate product specifications. Our employees also participate in numerous industry and standards forums in order to stay informed about the latest industry developments.

Grants from the Office of the Chief Scientist of the Israeli Ministry of Trade

From time to time we file applications for grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor. Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants.  This government support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in Industry, 1984, and the regulations promulgated there under, or the Research and Development Law.

Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the committee.

In exchange, the recipient of such grants is required to pay to the Office of the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest.  The royalty rate applicable to our programs is 3.5%.

The Research and Development Law generally requires that the product developed under a program be manufactured in Israel.  However, with the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel, provided that the grant recipient pays royalties at an increased rate, which may be substantial, and the aggregate repayment amount is increased to 120%, 150% or in its discretion consents to manufacturing abroad. Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and increasing the total amount to be repaid to up to 300% of the grants, depending on the portion of the total manufacturing volume that is performed outside of Israel. Effective April 1, 2003, the Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Office of the Chief Scientist as to whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee.  Such approval is not required for the export of any products resulting from such research or development.  The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to another person or entity outside Israel.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and interested parties to notify the Office of the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Office of the Chief Scientist to comply with the Research and Development Law.  In addition, the rules of the Office of the Chief Scientist may require prior approval of the Office of the Chief Scientist or additional information or representations in respect of certain of such events.  For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Office of the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The funds available for Office of the Chief Scientist grants made out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Office of the Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.  In each of the last ten fiscal years, we have received such royalty-bearing grants from the Office of the Chief Scientist.  At December 31, 2003, our contingent liability to the Office of the Chief Scientist in respect of grants received was approximately $1.4 million.

Our gross research and development expenses were approximately $5.0 million in 2001, $4.2 million in 2002 and $4 million in 2003 (12.8% 22.7%, and 26% respectively, of sales). To date, all research and development expenses have been charged to operating expense as incurred. Aggregate research and development expenses funded by the Office of Chief Scientist were approximately $0.2 million in 2001, $0.3 million in 2002 and $0.1 million in 2003.

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

As described in “Item 4.B – Competitive Position,” two products which directly compete with our PatchView systems have entered the enterprise management market, the iTRACS system produced by the iTRACS Corporation, and the SYSTIMAX iPatch System produced by SYSTIMAX Solutions. Although these systems are competitive with our PatchView system, we believe that their entry into the market reflects a trend of growing acceptance of the IPLMS concept.

In addition, both the carrier solutions and the enterprise solutions markets showed indications of a continuing slowdown throughout 2002 and 2003. Although the market started to show signs of recovery in the second half of 2003, our sales still have been lower than in prior years, and may not recover in the future.  In the carrier solutions market, some telcos have continued investing in DSL deployment, while cutting back in other areas. In addition, the slowdown has caused some telcos instituted budgetary freezes or postponements, which have deferred potential orders. This affected our financial results for 2002 and continuing into 2003. If this trend continues or these orders are not realized, our financial results could be materially adversely affected.

We also have identified a trend of longer delivery times from subcontractors for certain components that comprised our products. In order to compensate for this trend and ensure timely delivery to our customers, we must hold larger stocks of these components in our inventory at any given time.

Recently Enacted Accounting Pronouncements

FASB Statement No. 149, Amendment of Statement 133 on Derivative instruments and Hedging Activities

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.  Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133.  The Company currently does not have any derivative instruments and hedging activities that are within the scope of this statement.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity.  This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities.  It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  The Company currently does not have any financial instruments that are within the scope of this statement.

FASB Interpretation No. 46, Consolidation of Variable Interest Activities

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements ("ARB 51"), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risk. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46 also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosure requirements for the primary beneficiary. All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46 immediately. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the provisions of this interpretation no later that the first interim or annual reporting period beginning after December 15, 2003. On December 24, 2003, FASB issued an Interpretation which made certain amendments to FIN 46 (FIN 46R). The revision clarifies the definition of a business by providing a scope exemption that eliminates the overly-broad definition in the original release that potentially could have classified any business as a variable interest entity. The revision also delays the effective date of the interpretation from the first reporting period following December 15, 2003 to the first reporting period ending March 15, 2004.

The Company is currently evaluating the impact of FIN 46R may have on of its consolidated financial statements.

5.E.

Off-Balance Sheet Arrangements

Not applicable.

5.F.

Tabular Disclosure of Contractual Obligations

See "Item 5.B. – Liquidity and Capital Resources" for the tabular disclosure of our contractual obligations.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.

Directors and Senior Management

The following table sets forth, as of May 31, 2004 the name, age and position of each of our directors and executive officers:

Name

Age

Position

Yehuda Zisapel

62

Chairman of the Board of Directors

Liam Galin

36

President, Chief Executive Officer and Director

Simona Green

37

Vice President Finance

Avi Kovarsky

47

Senior Vice President Sales

Guy Shapira

35

Vice President Research and Development

Roni Karp

57

Vice President Operations

Dafna Golan

44

Vice President Human Resources

Dael Govreen-Segal

37

Vice President Market Development

Shelagh Hammer

53

Vice President Corporate Marketing

Maura Rosenfeld

42

General Counsel and Corporate Secretary

Zohar Gilon

57

Director

Liora Katzenstein

48

Director

Hagen Hultzsch

64

Director

Israel Frieder

54

Director

Meir Barel

54

Director

Mr. Yehuda Zisapel is a co founder of RiT and has served as our Chairman of the Board since our inception in 1989 and is also a director of RiT Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd. ("RAD"), a leading worldwide data communications company headquartered in Israel, Bynet Data Communications Ltd. ("BYNET") and its subsidiaries. Mr. Zisapel also is Chairman of the Board of Directors of RADWARE Ltd., and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. We have certain dealings with members of the RAD BYNET Group. See "Item 7.B. - Related Party Transactions." Mr. Zisapel has B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion, Israel Institute of Technology ("Technion") and an M.B.A. degree in Business Administration from Tel Aviv University.

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

Ms. Simona Green joined us in April 2000 as the Company Controller. In October 2002, Ms. Green was appointed Financial Director of RiT. In 2004, Ms. Green was appointed Vice President Finance. Ms. Green was appointed a director of RiT Technologies, Inc. as in May 2004.Prior to joining us, Ms. Green worked for seven years at Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International. Ms. Green holds a BBA in business administration and accounting from the School of Business Administration of the College of Management.

Mr. Avi Kovarsky joined us in 1997 as Senior Marketing Manager, and in 1999 became Vice President, Marketing and Sales, Data Communications Systems and in 2002 became Senior Vice President Sales. Prior to joining us, Mr. Kovarsky was Software Sales Manager at Digital Corp. for 7 years. Mr. Kovarsky holds M.Sc. degrees in Computer Science and Civil Engineering from the Technion University in Haifa, Israel.

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

Mr. Dael Govreen-Segal joined us in 1998 as a Research and Development Project Manager in the telecommunications field. In 1999, he was appointed as Director of Technology Strategy. In 2000, he was appointed as Vice President Strategy, which later became Vice President Market Development. In his twelve years of experience prior to joining the Company, Mr. Govreen-Segal held senior research and development positions in the fields of communications and biomedical engineering. Mr. Govreen-Segal holds a B.Sc. degree in Electrical and Computer Engineering from Ben Gurion University and a M.Sc. degree in Biomedical Engineering from Tel Aviv University.

Ms. Shelagh Hammer joined us as Director of Corporate Marketing in July, 2003 and was appointed Vice President Corporate Marketing in 2004.  Prior to joining RiT, Ms. Hammer held the position of V.P. Marketing at Emblaze Systems Ltd. Previously, she served as Vice President of Information and Marketing Services at CreoScitex Ltd.  Prior to that, Ms. Hammer filled a number of marketing positions at Scitex.  Ms. Hammer holds a B.A. (Hons) in French and a Cert. Ed, both from the University of Wales.

Ms. Maura Rosenfeld joined us in November 1997 as the General Counsel and Corporate Secretary. Prior to joining us, she was in private practice for eight years in Israel and the United States. Ms. Rosenfeld was appointed a director of RiT Technologies, Inc. as of January 1, 2003 and served until May 2004. Ms. Rosenfeld has a BA degree in Economics from the University of Michigan and a JD from the University of Pittsburgh School of Law and an MBA from Manchester University in Israel. She is licensed to practice law in Pennsylvania and in Israel.

Mr. Zohar Gilon has been our director since 1995. Mr. Gilon is the Chief Executive Officer of Tamar Technology Ventures, a venture capital partnership which invests primarily in Israeli companies. Previously, he served as Managing Director of Shaked Technologies Ltd., a company which has served since April 1982 as a consultant to and representative of major U.S. electronics and aerospace companies. From October 1993 until August 1995, he served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology projects in Israel and abroad. Mr. Gilon is a private investor in numerous high-technology companies, including affiliates of ours in Israel, and is a director of Silicom, RADCOM, AVT Ltd., Ceragon Ltd., RAD Ventures and WisAir Ltd. He has a B.Sc. degree in Electrical Engineering from the Technion and a M.B.A. from Tel Aviv University.

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

Dr. Meir Barel was appointed as a Director as of February 2, 2004.  Dr. Barel, the principal managing partner of STAR Ventures, has been active for the last fifteen years in venture capital investments in Germany and other European countries, Israel and the United States. From 1986 until 1992, Dr. Barel served as investment manager and later managing partner of TVM Techno Venture Management GmbH & Co. KG, one of the largest venture capital companies in Germany. Dr. Barel established STAR at the beginning of 1992 with the objective of actively investing in Israel-related companies. Since then, STAR has made more than 150 investments and had over 45 exits in the form of IPO or sale to other corporations. Dr. Barel holds a master's degree and a doctorate (Dr.-Ing.) in electrical engineering from the Department of Data Communication at the Technical University in Aachen, Germany.

6.B.

Compensation

The aggregate direct remuneration paid to all our directors and officers as a group for the year ended December 31, 2003 was approximately $976,064. This amount includes approximately $205,408, which was set aside or accrued to provide retirement annuities or similar benefits. The amount does not include any amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. Our directors (who are not also officers) received no compensation in 2003, other than the options granted to such directors under our Director's Share Incentive Plan or the RiT Technologies Ltd. 2003 Share Option Plan described below. See "Item 7 – Major Shareholders and Related Party Transactions."

In June 1997, the RiT Directors' Share Incentive Plan (1997) (the “Directors' Plan”) was adopted by the Board.  Options to purchase 110,000 Ordinary Shares were reserved of which 106,000 were granted in June 1997 at an exercise price of US $8.00.  As at December 31, 2002, all options have expired.

On August 5, 1999, the Board of Directors of the Company resolved to reserve 200,000 additional shares for use in the Directors' plan, of which 200,000 were granted at the date of this resolution at an exercise price of US $2.8125.  100,000 options vested immediately and the remaining 100,000 options vested annually in two equal shares of 50,000 each.  As at December 31, 2002 all options are fully vested.

On October 10, 2001, the Board of Directors of the Company resolved to reserve 40,000 additional shares.  The options were granted to certain directors at an exercised price of US $1.61 and vested annually in equal shares of shares of 10,000 each. The reservation and grant of the shares were ratified by the shareholders at the Annual Shareholders' Meeting on September 12, 2002.

On April 23, 2002, the Board of Directors resolved to reserve 110,000 additional shares and to grant an additional 170,000 options to certain directors at an exercise price of US $1.15 and vested annually in equal shares of shares of 10,000 shares each.  The reservation of shares and grant of the options were ratified by the shareholders at the Annual Shareholders' Meeting on September 12, 2002.

On July 20, 2003, the Board of Directors of the Company adopted the Rit Technologies Ltd. 2003 Share Option Plan ("The 2003 Plan").  Pursuant to which an aggregate of 2,736,666 Ordinary shares of the Company have been reserved for the grant of options under the 2003 Plan (the aggregate including the options under the Key Employee Share Incentive Plan (1996) and the Directors Share Incentive Plan).  The 2003 Plan was approved at the Annual Shareholders' Meeting on December 1, 2003. Pursuant to the 2003 Israeli tax reform, all option grants are now made under the 2003 Plan.

At the Annual Shareholders' Meeting on December 1, 2003, the grant of 30,000 options to a director under the 2003 Plan, as approved by the Board of Directors on October 19, 2003, was ratified.

On February 2, 2004, the Board of Directors also resolved to grant 30,000 options each to the current directors under the 2003 Plan.  The option grant shall be submitted for ratification at the next Annual Shareholders' Meeting.

The following table summarizes information about all employees' stock options outstanding at May 31, 2004:

	Options unexercised
	Number of	Weighted
	Shares	average
	Unexercised at	remaining
	May 31 ,2004	contractual
		life
Exercise prices (in U.S. $)		In years
1.12	545,750	9.57
1.61 - 1.875	880,040	2.33
2.05 - 2.75	367,000	0.64
3.6875- 4.5625	109,000	1.76
6	48,200	1.74
7.375	60,000	1.04
9.6875	6,000	1.17
	2,015,990

The aggregate number of options outstanding held by all our directors and officers as a group as of May 31, 2004 is 1,157,000.

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

Our ordinary shares are listed for quotation on the Nasdaq SmallCap Market and we are subject to the rules of the Nasdaq SmallCap Market applicable to listed companies.  Current Nasdaq rules require us to have at least three independent directors on our board of directors.

Committees

Audit Committee

We are obligated under the requirements for listing on the Nasdaq SmallCap Market to establish an audit committee of at least three members, comprised solely of independent directors.  The audit committee must also have a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of the Company’s independent auditors.

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

The duty of the audit committee under the Companies Law is to examine flaws in the business management of the company, including in consultation with the internal auditor and the company’s independent accountants, and to suggest remedial measures to the board.  In addition, as more fully described under Item 10B below, the approval of the audit committee is required under the Companies Law to effect certain actions and transactions with office holders and interested parties. The audit committee may not approve such actions or transactions unless at the time of such approval the two external directors are serving as members of the audit committee and at least one of them is present at the meeting at which such approval is granted.

Our audit committee consists of Liora Katzenstein, Israel Frieder and Zohar Gilon and satisfies the requirements of both the Nasdaq and the Companies Law.

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

6.D.

Employees

As of December 31, 2003, we had 128 permanent and temporary employees worldwide, of which 45 were employed in sales and marketing, 41 in research and development, 27 in operations and 15 in management. As of December 31, 2003, 116 of our employees were based in Israel, four employees were based at our sales office in Russia, and one employee in our office in Germany and seven employees were based at our wholly-owned United States subsidiary, RiT Inc.

As of December 31, 2002, we had 139 permanent and temporary employees worldwide, of which 50 were employed in sales and marketing, 37 in research and development, 34 in operations and 18 in management. As of December 31, 2002, 125 of our employees were based in Israel, three employees were based at our sales office in Russia, one employee in our office in Germany and 10 employees were based at our wholly-owned United States subsidiary, RiT Inc.

As of December 31, 2001, we had 191 permanent and temporary employees worldwide, of which 71 were employed in sales and marketing, 50 in research and development, 48 in operations and 22 in management. As of December 31, 2001, 164 of our employees were based in Israel, three employees were based at our sales office in Russia, and one employee in our office in Germany and 23 employees were based at our wholly-owned United States subsidiary, RiT Inc.

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

6.E.

Share Ownership

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by members of our senior management, as of May 31, 2004:

Name

Title/Office

As a % of Outstanding

Ordinary Shares

Yehuda Zisapel

Chairman of the Board of Directors

15.6%

Liam Galin

President, Chief Executive Officer and Director

3.51%

Simona Green

Vice President Finance

*

Avi Kovarsky

Senior Vice President Sales

*

Guy Shapira

Vice President Research and Development

*

Roni Karp

Vice President Operations

*

Dafna Golan

Vice President Human Resources

*

Dael Govreen-Segal

Vice President Market Development

*

Shelagh Hammer

Vice President Corporate Marketing

*

Maura Rosenfeld

General Counsel and Corporate Secretary

*

Zohar Gilon

Director

*

Dr. Liora Katzenstein

Director

*

Hagen Hultzsch

Director

*

Israel Frieder

Director

*

Meir Barel

Director

5.03%

* Less than 1%

Note: As of May 31, 2004, the total number of shares outstanding owned by all directors and officers as a group (fifteen persons, including Yehuda Zisapel), excluding options, is 1,793,617.

Pursuant to the 2003 Israeli tax reform (see Item 10.E. – Israeli Tax Considerations), all option grants are now made under the RiT Technologies Ltd. 2003 Share Option Plan (the "2003 Plan"). The purpose of the 2003 Plan is to provide incentives to employees, directors, consultants and contractors of the Company, or any subsidiary thereof, by providing them with opportunities to purchase Ordinary Shares of the Company. The 2003 Plan is administered by the Share Incentive Committee.  The exercise price and vesting schedule of options granted under the 2003 Plan are determined by the Share Incentive Committee, as specified in the grant letter issued by the Company to the grantee. Unless otherwise determined by the Committee, the Options shall be fully vested on the third anniversary following their grant, vesting in three equal shares annually.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.

Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth certain information regarding the beneficial ownership of the Ordinary Shares as of May 31, 2004 by each person who is known by us to own beneficially more than 5% of our outstanding Ordinary Shares. Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all Ordinary Shares listed as owned by such person or entity. Each ordinary share is entitled to one vote per share and none of our major shareholders has any different voting rights than any other shareholder.  For additional information regarding ownership by all officers and directors, see “Item 6.E. - Share Ownership.”

Name	Number of Ordinary Shares Owned Excluding Options	Number of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned as Percent of Total Shares[1]
Yehuda Zisapel[2]	1,335,650	1,395,650	15.6%
Zohar Zisapel	1,350,050	1,350,050	15.1%
Kern Capital Management LLC[3]	1,331,000	1,331,000	14.9%
Ofer Bengal[4]	503,450	503,450	5.6%
Meir Barel[5]	449,257	449,257	5.0%

(1)

Based on 8,929,352 Ordinary Shares outstanding as of May 31, 2004, including any options granted and exercisable within 60 days.

(2)

Represents 1,335,650 shares held of record by Retem Networks Ltd., of which Yehuda Zisapel is the beneficial owner.

(3)

Based on Schedule 13G filed by Kern Capital Management LLC with the U.S. Securities and Exchange Commission on February 13, 2004.

(4)

Includes 352,600 shares held by Ofer Bengal Ltd. and 150,850 shares held by Amit Keren Ltd., corporations controlled by Ofer Bengal.

(5)

Based on Schedule 13G filed by Meir Barel with the U.S. Securities and Exchange Commission on February 18, 2004.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of our control.

7.B.

Related Party Transactions

The RAD-BYNET Group

Messrs. Yehuda and Zohar Zisapel are our founders and principal shareholders. Mr. Yehuda Zisapel is a director and the Chairman of the Board of Directors.  Mr. Zohar Zisapel was a director until November 30, 2003.  One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and their respective subsidiaries and affiliates, are known as the "RAD-BYNET Group." See “Item 6 - Directors, Senior Management and Employees.”

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

Certain companies in the RAD-BYNET provide certain services to us. We reimburse each of these companies for our costs in providing such services. In 2003, these services accounted for approximately $0.3 million. Some of these services are obtained through tenders to suppliers for the RAD-BYNET group as a whole, allowing us to benefit from the purchasing and bargaining power of a larger entity.

We also lease office, manufacturing and warehousing premises in Tel Aviv and we leased manufacturing and warehousing premises in Jerusalem until March 2003, in each case from affiliates of our principal shareholders, Yehuda and Zohar Zisapel. The aggregate annual payments in 2003 to these related parties were approximately $392,185. A United States subsidiary of RAD provides administrative services and leases premises in Mahwah, New Jersey, to RiT Inc. The annual payments in 2003 were approximately $40,000.

We have a non-exclusive distribution arrangement with Bynet Applications for the distribution of our enterprise solutions in Israel. In 2003, sales through this arrangement were approximately $1.0 million.

We believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties. All transactions and arrangements (or modifications of existing ones) with members of the RAD-BYNET Group in which our Office Holders have a personal interest or which raise issues of such Office Holders' fiduciary duties require approval by a majority of the disinterested members of the Board of Directors and by the Audit Committee and, in certain circumstances, our shareholders, as required under the Companies Law.

Registration Rights

In June 1997, we entered into agreements with our directors and with our other principal shareholders, entitling them to certain registration rights. Pursuant to such agreements, each of the directors had the right to demand one registration of his shares under the Securities Act. In addition, each of the parties to such agreements (other than us) had the right to have its shares included in certain registration statements filed by us.  These agreements have expired.

7.C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

8.A.

Consolidated Statements and Other Financial Information

See Item 18.

Legal Proceedings

We are not a party to any material litigation, either in Israel or abroad, and are not aware of any pending or threatened litigation that would have a material adverse effect on us or our business.

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

ITEM 9.

THE OFFER AND LISTING

9.A.

Share History

The following table sets forth, for the calendar quarters indicated, the high and low sales prices of our Ordinary Shares as reported on Nasdaq (in U.S. dollars).

	High	Low
1999	7.88	1.50
2000	19.75	6.00
2001	9.44	1.61
2002	3.93	0.24
2003	1.99	0.63
First Quarter 2002	3.93	2.50
Second Quarter 2002	2.78	1.1
Third Quarter 2002	1.44	0.75
Fourth Quarter 2002	1.47	0.24
First Quarter 2003	1.31	0.63
Second Quarter 2003	1.25	0.93
Third Quarter 2003	1.92	1.06
Fourth Quarter 2003	1.99	1.02
December2003	1.85	1.02
January 2004	1.96	1.1
February 2004	1.96	1.54
March 2004	1.84	1.42
April 2004	1.76	1.32
May 2004	1.72	1.35

Effective January 2004, our Ordinary Shares were transferred from the Nasdaq National Market to the Nasdaq SmallCap Market.  Our Ordinary Shares are currently traded on the Nasdaq SmallCap Market, under the symbol RITT.  To continue to be listed on Nasdaq, we need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share and a minimum market value of our publicly held shares, or MVPHS, of at least $1 million and stockholders’ equity of at least $2.5 million.  We cannot assure you that we will continue to satisfy the minimum bid, MVPHS, stockholders’ equity or other continued listing requirements of Nasdaq in the future.  See Item 3.D.—“Risk Factors”—“We may not satisfy the Nasdaq SmallCap Market’s requirements for continued listing.  If we cannot satisfy these requirements, the Nasdaq could delist our ordinary shares.”

As of May 31, 2004, we had 8,929,352 Ordinary Shares outstanding.

9.B.

Plan of Distribution

Not applicable.

9.C.

Markets

Our Ordinary Shares trade exclusively on the Nasdaq SmallCap Market under the symbol “RITT.” The symbol changed from “RITTF” on March 8, 1999.

9.D.

Selling Shareholders

Not applicable.

9.E.

Dilution

Not applicable.

9.F.

Expenses of the Issue

Not applicable.

ITEM 10.

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

Approval of Specified Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders (as defined under the Companies Law, see "Item 6.C. – Board Practices") of a company.  Each person listed in the table under “Directors and Senior Management” above is an office holder.

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

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares, at a shareholders’ meeting called on at least 21 days’ prior notice. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares held by parties other than the other party to the merger, or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least 70 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies by each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder of the company. An acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a majority shareholder of the company. If as a result of an acquisition of shares the acquirer will hold more than 90% of a company’s shares, the acquisition must be made by means of a tender offer for all of the shares of such class. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. However, the remaining minority shareholders may seek to alter the consideration by court order.

Finally, Israeli tax law treats some acquisitions, such as stock-for-stock acquisitions exchanges between an Israeli company and another company less favorably than does U.S. tax law. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his ordinary shares for shares in another corporation, to taxation prior to the sale of the shares received in such stock-for-stock swap.

10.C.

Material Contracts

We have entered into lease agreements, as described in "Item 4.D – Property, Plants and Equipment," and contracts with related parties, as described in "Item 7.B – Related Party Transactions" above.

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

10.E.

Taxation

Israeli Tax Considerations

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us and certain Israeli Government programs benefiting us. The following also contains a discussion of the material Israeli tax consequences to persons purchasing our ordinary shares. To the extent that the discussion is based on tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in the discussion in question.

Prospective purchasers of our ordinary shares should consult their own tax advisors as to Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares.

Tax Reform

On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 5762-2002, as amended, known as the Tax Reform, came into effect.

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

*

Imposition of capital gains tax on capital gains realized by Israeli individuals as of January 1, 2003, from the sale of shares of publicly traded companies on the Tel Aviv Stock Exchange and from the sale of shares of publicly traded Israeli companies on certain other stock markets (such gain was previously exempt from capital gains tax in Israel in certain cases). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see “Capital Gains Tax” below;

*

Effectuation of a new regime for the taxation of shares and options issued to employees, officers and directors; and

*

Introduction of tax at a rate of 25% on dividends paid by one Israeli company to another (which are generally not subject to tax), if the source of such dividends is income that was derived outside of Israel.

*

Elimination of the seven year limit to carry forward capital losses with respect to capital losses arising from and after 1996.

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax at the rate of 36% on taxable income, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.  However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below. On June 2, 2004, the Israeli government introduced a bill to the Israeli parliament proposing, among others, changes to the Corporate Tax rate. The bill proposes to reduce the Corporate Tax rate from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. In order to enact the bill as law, the bill must be approved by the Israeli parliament and published. The bill might be modified prior to enactment or might not be enacted at all. Accordingly, we cannot predict the consequences of the bill on us.

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

*

A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immune) assets and non-fixed (soft) assets. Where a company’s depreciated cost of Fixed Assets exceeds its equity, the excess multiplied by the applicable annual rate of inflation is added to taxable income.

*

Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (“CPI”).

*

Taxable gains on certain traded securities, which are taxed at a reduced rate with respect to individuals following the Tax Reform, are taxable at the Corporate Tax rate (currently 36%) in certain circumstances.

However, the Minister of Finance may, with the approval of the Knesset Finance Committee, determine by order, during a certain fiscal year (or until February 28th of the following year) in which the rate of increase of the CPI would not exceed or shall not have exceeded, as applicable, 3%, that all or some of the provisions of this law shall not apply to such fiscal year, or, that the rate of increase of the CPI relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination.

The Israeli Tax Law and certain regulations promulgated thereunder allow “Foreign-Invested Companies,” which maintain their accounts in U.S. dollars in compliance with the regulations published by the Israeli Minister of Finance, to base their tax returns on their operating results as reflected in the dollar financials statements or to adjust their tax returns based on exchange rate changes rather than changes in the Israeli CPI, in lieu of the principles set forth by the Inflationary Adjustments Law. For these purposes, a Foreign-Invested Company is a company, more than 25% of whose share capital, in terms of rights to profits, voting and appointment of directors, and of whose combined share and loan capital is held by persons who are not residents of Israel. A company that elects to measure its results for tax purposes based on the dollar exchange rate cannot change that election for a period of three years following the election. We believe that we qualify as a Foreign Investment Company within the meaning of the Inflationary Adjustments Law. We have not yet elected to measure our results for tax purposes based on the U.S. dollar exchange rate, but may do so in the future.

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the “Investments Law”), provides that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel (“Investment Center”), a proposed capital investment in eligible facilities may be designated as an Approved Enterprise.

The Investments Law will expire on June 30, 2004, unless its term will be extended.  Accordingly, requests for new programs or expansions that are not approved on or before June 30, 2004 will not confer any tax benefits, unless the term of the law will be extended.

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

In the event that a company is operating under more than one approval, or that not all of its capital investments are approved, its effective corporate tax rate is the result of a weighted combination of the various applicable rates. A company may elect to forego entitlement to the grants otherwise available under the Investments Law and, in lieu thereof, participate in an alternative benefits program, referred to as the Alternative Benefits Program, under which the undistributed income from the Approved Enterprise is fully exempt from corporate tax for a period of between two and ten years, depending upon the geographic location within Israel and the type of the Approved Enterprise. Upon expiration of the exemption period, the Approved Enterprise is eligible for beneficial tax rates under the Investments Law for the remainder, if any, of the otherwise applicable benefits period.

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

Subject to certain provisions concerning income under the alternative package of benefits, all dividends are considered to be attributable to the entire enterprise and their effective tax rate is the result of a weighted combination of the various applicable tax rates.  We are not obliged to distribute exempt retained profits under the alternative package of benefits, and we may generally decide from which year’s profits to declare dividends.  As of December 31, 2003, we have losses carrying forward and we do not intend to distribute such income as a dividend.

Under the Investments Law, we are entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval we received.  A major part of our production facilities has been granted the status of an "Approved Enterprise" under the Investments Law.

Income arising from our "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" and reduced tax rates based on the level of direct or indirect ownership for specific period. The period of benefits in respect of most of our production facilities will terminate in the years 2005 - 2011. No new approvals have been received since 1997. See Note 7(b) to the Consolidated Financial Statements.

The Investment Center bases its decision as to whether or not to approve an application, on the criteria set forth in the Investments Law and regulations, the then prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such future application will be approved. In addition, the benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investments Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. In the event that we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest.  We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

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

The following corporate tax benefits are available to Industrial Companies, among others:

•

deduction of the cost of purchased know-how and patents over an eight-year period for tax purposes;

•

accelerated depreciation rates on equipment and buildings;

•

under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•

deduction over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  No assurance can be given that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Capital Gains Tax

Israeli law generally imposes a capital gain tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel including our ordinary shares by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in (i) companies publicly traded on the Tel Aviv Stock Exchange (“TASE”) or; (ii) Israeli companies publicly traded on Nasdaq or another recognized stock market in a country that has a treaty for the prevention of double taxation with Israel (such as our company), or (iii) companies dually traded on both the TASE and Nasdaq or a recognized stock market outside of Israel. This tax rate is contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will be taxed at a rate of 25%), and does not apply to: (i) the sale of shares to a relative (as defined in the Tax Reform); (ii) the sale of shares by dealers in securities; or (iii) the sale of shares by shareholders that report in accordance with the Inflationary Adjustments Law (who will be taxed at a rate of 36% for corporations and at marginal tax rates for individuals). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

In December 2003 regulations promulgated pursuant to the tax reform were amended so that, in certain circumstances, capital gains derived from the sale and subsequent (same day) repurchase of shares traded on the TASE or from shares of Israeli companies publicly traded on a recognized stock market in a country that has a treaty for the prevention of double taxation with Israel, may be taxed at a rate equal to the withholding tax rate applicable to revenues derived from such sale. In accordance with an announcement published by the Israeli Income Tax Commission, the withholding tax rate applicable to the sale of such shares until the end of the 2003 tax year, which was equal at such time to 1% of the revenues generated in their sale, was determined as the final tax rate applicable to such sale in 2003. The amended regulations also determined that the day of such sale and repurchase shall be considered the new date of purchase of such shares. The foregoing was not applicable to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; (iii)  shareholders who acquired their shares prior to an initial public offering; (iv) in some cases, shareholders that received their shares within the framework of an employer-employee relationship; or (v) shareholders claiming a deduction for financing expenses in connection with such shares. The regulations further provided that with respect to shares of Israeli companies traded on a stock market outside of Israel, the market price determined at the close of the trading day preceding the day of sale and repurchase of such shares, shall constitute the new tax basis for any future sale of such shares.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, provided such gains did not derive from a permanent establishment of such shareholders in Israel, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (such as the Nasdaq), provided however that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering. In addition, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Application of the U.S.-Israel Income Tax Treaty to Capital Gains Tax

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on income, as amended (the “the U.S.-Israel Tax Treaty”), the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if (i) the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable.  However, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of 25%. If the income out of which the dividend is being paid is attributable to an Approved Enterprise, the rate is 15%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then the maximum tax will be 12.5% if the shareholders are U.S. corporations holding at least 10% of issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.

U.S. Tax Considerations

The following summary describes the material U.S. federal income tax considerations relating to an investment in the ordinary shares. This summary deals only with ordinary shares held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and does not deal with special situations, such as those of dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, life insurance companies, individual retirement and tax-deferred accounts, persons holding the ordinary shares as part of a hedging or conversion transaction or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. Furthermore, the discussion below is based upon the Code, existing and proposed Treasury regulations promulgated thereunder, and applicable administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

The following discussion describes the material U.S. federal income tax consequences to a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. holder”) or (b) the trust has a valid election in effect under applicable treasury regulations to be treated as a United States person. Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”). In addition, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of U.S. federal gift or estate taxes or any aspect of state, local or non-U.S. tax laws.

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

Distributions on Ordinary Shares

Subject to the discussion under the headings “Passive Foreign Investment Companies,” “Foreign Personal Holding Companies,” and "Controlled Foreign Corporations," U.S. holders are required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent of our current and accumulated earnings and profits attributable to the distribution, as determined for U.S. federal income tax purposes.  A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a 15% or lower rate of  U.S. federal income taxation on dividends paid in taxable years beginning before January 1, 2009 if we are a “qualified foreign corporation” for U.S. federal income tax purposes.  We generally will be treated as a qualified foreign corporation if  (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) the ordinary shares are listed on an established securities market in the United States.  We believe that we currently are treated as a qualified foreign corporation, and we generally expect to be a qualified foreign corporation during all taxable years before 2009.  However, no assurance can be given that a change in circumstances will not affect our treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year.  In addition, a non-corporate U.S. Holder will not be eligible for the reduced rate if (a) such U.S. Holder has not held the ordinary shares for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. Holder as investment income under Section 163(d)(4)(B) of the Code.  Any days during which the U.S. Holder has diminished its risk of loss with respect to the ordinary shares (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period.  Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

Pursuant to the United States-Israel income tax treaty, the maximum rate of Israeli withholding tax on dividends paid to a U.S. holder is 25 percent.  U.S. holders may generally be entitled to a foreign tax credit or deduction in an amount equal to the Israeli tax withheld on distributions on the ordinary shares. Distributions paid by us will generally be foreign source passive income for U.S. foreign tax credit purposes.  The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. holder, including special rules with respect to dividends received by non-corporate U.S. holders that are subject to U.S. federal income taxation at the reduced rate decribed above.  Because of the complexity of these limitations, U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

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

Passive Foreign Investment Companies

We will be a passive foreign investment company (“PFIC”) if: (1) 75% or more of our gross income in a taxable year is passive income or (2) at least 50% of our assets (averaged over the year and generally determined based upon value) in a taxable year are held for the production of passive income. Certain "look-through" rules apply in making this determination. Passive income generally consists of dividends, interest, rents, royalties, annuities, and income from certain commodities transactions and from notional principal contracts. If we are a PFIC, each U.S. holder who has not elected to treat us as a “qualified electing fund” (the “QEF election”) would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, be liable to pay tax at the then prevailing highest tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the U.S. holder’s holding period for the ordinary shares.

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

We were not a PFIC for the fiscal year ended December 31, 2003. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Foreign Personal Holding Companies

Special U.S. tax rules apply to a shareholder of a foreign personal holding company ("FPHC"). If we or any of our non-U.S. subsidiaries are a FPHC for a taxable year, each U.S. holder who owned ordinary shares on the last day of our taxable year or, if earlier, the last day of the year in which a required ownership test is met, is required to include in gross income as a deemed dividend its pro rata portion of our undistributed income, even if no cash dividend is actually paid. In such case, the U.S. holder is generally entitled to increase its tax basis in the ordinary shares by the amount of the deemed dividend. We will be a FPHC if five or fewer U.S. holders own directly, indirectly or constructively more than 50% of our stock and at least 60% of our gross income is passive income. We believe that we are not a FPHC. However, in the event we become a FPHC in the future, the FPHC rules would apply to U.S. holders.

Controlled Foreign Corporations

Special U.S. tax rules apply to certain shareholders of a controlled foreign corporation ("CFC"). If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by "U.S. shareholders," we would be treated as a CFC for U.S. tax purposes.  For purposes of the CFC rules a U.S. shareholder is a U.S. person who owns 10% or more of the total combined voting power of all our classes of shares. Our Classification as a CFC would require such U.S. shareholders to include in income their pro rata share of our "subpart F income," as defined in the Code. In addition, gain from the sale or exchange of ordinary shares by a U.S. shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of our earnings and profits attributable to the ordinary shares sold or exchanged. We believe that we are not a CFC. However, in the event we become a CFC in the future, the CFC rules would apply to those U.S. holders that are U.S. shareholders.

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

Non-U.S. holders generally may be subject to backup withholding on the payment of dividends on ordinary shares, or the proceeds from the disposition of ordinary shares made in the United States or by a U.S. related person, unless the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more specified relationships with the United States. In general, non-U.S. holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

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

ITEM 11.

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

Equity price risk

Marketable securities at December 31, 2002 included corporate bonds at a fair value of $560,124.  Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 20% decrease in the value of the marketable securities. Assuming such decrease, the fair value of the remaining marketable securities would decrease by approximately $112,000.

Impact of Inflation and Currency Fluctuations

Substantially all of our sales and most of our expenses are denominated in U.S. dollars or are dollar-linked. The currency of the primary economic environment in which our operations are conducted is, therefore, the dollar, which is our functional currency.

Since we pay the salaries of our Israeli employees in NIS, the dollar cost of our operations is influenced by the extent to which inflation in Israel is (or is not) offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. Inflation in Israel will have a negative effect on our profits for contracts under which we are to receive payment in dollars or dollar-linked NIS while incurring expenses in NIS, unless such inflation is offset on a timely basis by a devaluation of the NIS in relation to the dollar.

For some time, until 1997, inflation in Israel exceeded the devaluation of the NIS against the dollar and we experienced increases in the dollar cost of our operations in Israel. This trend was reversed in 1997 and has continued in reverse for every year thereafter until the present. In 2003, the rate of increase in value of the NIS against the dollar was 7.6% and the rate of deflation was 1.9%.

Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS) exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

We do not believe that, historically, inflation in Israel, as well as exchange rate fluctuations between the NIS and the dollar, have had a material effect on our results of operations.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Our Chief Executive Officer and Vice President Finance have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this annual report on Form 20-F.  Based upon such evaluation, our Chief Executive Officer and Vice President Finance have concluded that our disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules 13a-15(e) and 15d-15(e)) are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Since the date of the evaluation described above, there have been no significant changes in our internal control over financial reporting or in other factors that are reasonably likely to materially affect our internal control over financial reporting.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Zohar Gilon and Israel Frieder are audit committee financial experts, as defined by applicable SEC regulations.

ITEM 16B.

CODE OF ETHICS

We have adopted a code of ethics applicable to our executive and financial officers and all other employees.  Our code of ethics is publicly available on our website at www.rittech.com.  Any waivers from or amendments to our code of ethics will be posted on our website.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees paid to Somekh Chaikin, Certified Public Accountants (Isr.), a Member of KPMG International, our independent auditors.

	2003	2002
Audit Fees	$39,618	$53,000
Audit-Related Fees	-	-
Tax Fees	-	$10,000
All Other Fees	-	-

Total	$39,618	$63,000

ITEM 16D.

EXEMPTIONS FROM LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

Not applicable.

ITEM 18.

FINANCIAL STATEMENTS

See Item 19(a) incorporated herein by reference.

ITEM 19.

EXHIBITS

(a)

Index to Financial Statements

Page

Independent Auditors' Report

2

Consolidated Balance Sheets as of December 31, 2002 and 2002

3

Consolidated Statements of Operations for the years

 ended December 31, 2001, 2002 and 2003

4

Statements of Changes in Shareholders’ Equity for the years

 ended December 31, 2001, 2002 and 2003

5

Consolidated Statements of Cash Flows for the years

 ended December 31, 2001, 2002 and 2003

6

Notes to the Consolidated Financial Statements

7

(b)

List of Exhibits

1.1

Memorandum of Association*

1.2

Articles of Association*

4.1

Lease agreements with related parties and executive summaries thereof.**

10.1

Consent of Somekh, Chaikin, independent auditors for RiT.

12.1

Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2

Certification of the Vice President Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1

Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2

Certification of the Vice President Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2002.

**Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD.

/s/ Liam Galin

Liam Galin

President and Chief Executive Officer

June 30, 2004

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Consolidated Financial Statements as at December 31, 2003

Contents

Page

Independent Auditor's Report

2

Consolidated Balance Sheets

 as of December 31, 2003 and 2002

3

Consolidated Statements of Operations for the years

 ended December 31, 2003, 2002 and 2001

4

Statements of Changes in Shareholders’ Equity and Comprehensive Loss

 for the years ended December 31, 2003, 2002 and 2001

5

Consolidated Statements of Cash Flows for the years

 ended December 31, 2003, 2002 and 2001

6

Notes to the Consolidated Financial Statements

7

Report of Independent Public Accounting Firm

Board of Directors and Shareholders of

RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's Board of Directors and of its management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statements presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with generally accepted accounting principles in the United States of America.

Somekh Chaikin

Certified Public Accountants (Isr.)

A Member of KPMG International

Tel-Aviv, Israel, February 2, 2004 except for Note 10, for which the date is June 21, 2004.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Consolidated Balance Sheets

December 31
2003	2002
US$	US$

Assets
Current Assets
Cash and cash equivalents (Note 8A1)	2,713,905	6,162,839
Marketable securities (Note 8A2)	560,124	569,843
Trade receivables, net (Note 8A3)	3,369,479	3,632,070
Other current assets (Note 8A4)	766,903	684,323
Inventories (Note 8A5)	4,759,597	6,920,024
Total Current Assets	12,170,008	17,969,099
Assets held for severance benefits (Note 4)	1,434,969	1,182,176

Property and Equipment (Note 3)
Cost	3,208,798	3,181,341
Less - accumulated depreciation	2,858,186	2,609,984
	350,612	571,357
Total Assets	13,955,589	19,722,632

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	3,224,646	2,142,810
Other payables and accrued expenses (Note 8A6)	2,152,549	2,445,324
Total Current Liabilities	5,377,195	4,588,134
Long-Term Liability
Liability in respect of employees' severance benefits (Note 4)	1,970,423	1,700,220
Total Liabilities	7,347,618	6,288,354
Commitments and Contingencies (Note 5)

Shareholders' Equity (Note 6)
Share capital*	260,218	260,218
Treasury Stock**	-	-
Additional paid-in capital	23,927,928	23,927,928
Notes receivable from employees	(26,505)	(26,505)
Accumulated other comprehensive gain	14,659	24,378
Accumulated deficit	(17,568,329)	(10,751,741)
Total Shareholders' Equity	6,607,971	13,434,278
Total Liabilities and Shareholders' Equity	13,955,589	19,722,632

*

Ordinary Shares – NIS 0.1 par value

 Authorized shares:  39,379,770; issued and outstanding 8,910,352 shares as of December 31, 2003 and 2002.

Deferred Shares – NIS 0. 1 par value.

  Authorized shares:  20,230; issued and outstanding 17,030 shares as of December 31, 2003 and 2002.

**

Less than one US dollar

S/YEHUDA ZISAPEL	S/LIAM GALIN
Director	Director

The accompanying notes are an integral part of the financial statements.

#

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Consolidated Statements of Operations

Year ended December 31
2003	2002	2001
US$	US$	US$

Sales (Notes 8B1)	15,189,317	18,423,506	39,225,040

Cost of sales (Note 5A and 8B2)	10,782,379	11,079,685	19,696,244
Gross profit	4,406,938	7,343,821	19,528,796

Operating costs and expenses:

Research and development:
Research and development, gross	3,977,569	4,176,885	5,033,462
Less - royalty bearing participation (Note 5A)	(115,711)	(263,883)	(165,507)
Research and development, net	3,861,858	3,913,002	4,867,955

Sales and marketing	5,856,602	7,846,338	10,319,515

General and administrative	1,586,989	2,590,199	2,961,693

Total operating expenses	11,305,449	14,349,539	18,149,163

Operating income (loss)	(6,898,511)	(7,005,718)	1,379,633

Financing income, net (Note 8B3)	81,923	95,936	408,026

Taxes on income (Note 7)	-	-	-

Net income (loss) for the year	(6,816,588)	(6,909,782)	1,787,659

Earnings (loss) per share (Note 2Q)
Basic earnings (loss) per share	(0.77)	(0.78)	0.20
Diluted earnings (loss) per share	(0.77)	(0.78)	0.20

Weighted average number of ordinary shares used to
compute basic earnings (loss) per ordinary share	8,910,352	8,910,352	8,884,533

Weighted average number of ordinary shares used to
compute diluted earnings (loss) per ordinary shares	8,910,352	8,910,352	9,117,980

The accompanying notes are an integral part of the financial statements.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Statements of Changes in Shareholders’ Equity and Comprehensive Loss

Share Capital						Notes	Accumulated
					Additional	receivable	Other
Deferred	Ordinary	Deferred	Ordinary	Treasury	paid-in	from	Comprehensive	Accumulated	Total
shares	shares	shares	shares	*stocks	capital	employees	gain	deficit
(Note 6A)	(Note 6A)	US$	US$	US$	US$	US$	US$	US$	US$

Balance as of January 1, 2001	17,030	8,830,368	289	258,014	-	23,709,062	(72,198)	-	(5,629,618)	18,265,549

Changes during 2001
Issue of share capital	-	79,984	-	1,915	-	145,762	-	-	-	147,677
Stock-based compensation	-	-	-	-	-	73,104	-	-	-	73,104
Net income for the year	-	-	-	-	-	-	-	-	1,787,659	1,787,659

Balance as of December 31, 2001	17,030	8,910,352	289	259,929	-	23,927,928	(72,198)	-	(3,841,959)	20,273,989

Changes during 2002
Net loss for the year	-	-	-	-	-	-	-	-	(6,909,782)	(6,909,782)
Net unrealized change on available for sale
Securities	-	-	-	-	-	-	-	24,378	-	24,378
Comprehensive loss	-	-	-	-	-	-	-	-	-	(6,885,404)
Redemption of notes receivable by
employees	-	-	-	-	-	-	45,693	-	-	45,693

Balance as of December 31, 2002	17,030	8,910,352	289	259,929	-	23,927,928	(26,505)	24,378	(10,751,741)	13,434,278

Changes during 2003	-	-	-	-	-	-	-	-	(6,816,588)	(6,816,588)
Net loss for the year
Net unrealized change on available for sale
securities	-	-	-	-	-	-	-	(9,719)	-	(9,719)
Comprehensive loss	-	-	-	-	-	-	-	-	-	(6,826,307)
Balance as of December 31, 2003	17,030	8,910,352	289	259,929	-	23,927,928	(26,505)	14,659	(17,568,329)	6,607,971

*    Less than one US dollar

The accompanying notes are an integral part of the financial statements.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Consolidated Statements of Cash Flows

Year ended December 31
2003	2002	2001
US$	US$	US$

Cash flows from operating activities:
Net income (loss) for the year	(6,816,588)	(6,909,782)	1,787,659
Adjustments to reconcile net income (loss) to net cash
used in operating activities:
Allowance for doubtful accounts	(634,527)	421,983	177,971
Depreciation	282,090	465,561	547,031
Employees stock based compensation		-	73,104
Severance pay benefits, net	17,410	(131,798)	(27,699)
Increase in value and accrued interest in marketable securities	-	16,748	-
Capital gain	9,186	(1,407)	(1,280)

Changes in operating assets and liabilities:
Decrease (increase) in trade receivable	897,118	3,011,967	(1,935,088)
Decrease (increase) in other current assets	(82,580)	296,183	141,569
Decrease in inventories	2,160,427	2,252,078	3,996,559
Increase (decrease) in accounts payable and accruals:
Trade	1,081,836	(1,250,307)	(1,355,883)
Other	(292,775)	(1,969,613)	576,731
Decrease in deferred revenue	-	-	(6,109,783)
Net cash used in operating activities	(3,378,403)	(3,798,387)	(2,129,109)

Cash flows from investing activities:
Purchase of marketable securities	-	-	(1,090,713)
Proceeds from sale of marketable securities	-	528,500	-
Proceeds from sale of property and equipment	3,964	3,475	5,850
Purchase of property and equipment	(74,495)	(179,458)	(442,018)
Net cash provided by (used in) investing activities	(70,531)	352,517	(1,526,881)

Cash flows from financing activities:
Redemption of notes receivable by employees, net	-	45,693	-
Issue of share capital, net	-	-	147,677
Net cash provided by financing activities	-	45,693	147,677

Effect of exchange rate changes on cash	-	(10,854)	(59,684)

Decrease in cash and cash equivalents	(3,448,934)	(3,411,031)	(3,567,997)
Cash and cash equivalents at beginning of year	6,162,839	9,573,870	13,141,867

Cash and cash equivalents at end of year	2,713,905	6,162,839	9,573,870

Supplemental disclosures:

Income tax paid in cash	63,712	60,851	91,033

Cash paid for interest	16,571	37,785	5,882

The accompanying notes are an integral part of the financial statements.

RiT Technologies Ltd.

and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2003

Note 1 - General

RiT Technologies Ltd. (the “Company or RiT”), an Israeli company, which was incorporated and commenced operations in 1989, pioneered the development of intelligent physical layer solutions, designed to provide superior control, utilization and maintenance of networks. RiT's innovative solutions help customers capitalize on network investments and reduce cost of ownership.

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

#

Note 2 - Significant Accounting Policies (cont’d)

F.

Trade receivables

Accounts receivable are recorded at cost, less the related allowance for doubtful accounts receivable.  Management considers current information and events regarding the customers’ ability to repay their obligations and judges accounts receivable to be impaired when it is probable that the Company will be unable to collect all amounts due.

The balance sheet allowance for doubtful debts for all the periods through December 31, 2003 is determined as a specific amount for those accounts the collection of which is uncertain.

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

#

Note 2 - Significant Accounting Policies (cont’d)

J.

Revenue recognition

Revenue is recognized when the persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is reasonably assured.  In instances where sales of systems include continuing involvement or significant post-sales commitments, recognition of such sales is deferred until such involvement or commitments have been satisfied.  Sales to distributors do not include the right of return.

K.

Research and development costs

Research and development costs are charged to the statement of operations as incurred.

L.

Government grants

When the Government of Israel has approved a research and development (see Note 5A) the grants are recognized as receivables as and when the related research and development costs are recorded.

The grants are reflected as a reduction of research and development expenses.

M.

Allowance for product warranty

It is the Company's policy to grant a warranty for periods of 12 to 36 months, except for the SMART Cabling System, SMART GIGA Cabling System and CLASSIX Cabling Systems which, when installed by a certified cabling installer and registered by the Company, are granted 15-year and 20-year warranties respectively, for system performance.  The balance sheet provision for warranties for all periods through December 31, 2003 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

The following are the changes in liability for product warranty:

US$

Balance at December 31, 2000	830,000
Warranties for products sold	1,396,712
Lapsed warranties	(1,141,069)
Balance at December 31, 2001	1,085,643
Warranties for products sold	226,592
Lapsed warranties	(1,210,940)
Balance at December 31, 2002	101,295
Warranties for product sold	139,400
Lapsed warranties	(87,395)
Balance at December 31, 2003	153,300

#

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

Had compensation expenses for stock options granted been determined based on the fair value at the grant dates, consistent with the method of SFAS 123, the effect on the results of operation for the years ended December 31, 2003, 2002 and 2001 would have been as follows:

Year ended	Year ended	Year ended
December 31	December 31	December 31
2003	2002	2001
U.S.$	U.S.$	U.S.$

Income (loss) for the year	(6,816,588)	(6,909,782)	1,787,659

Add: Stock-based compensation expense to
employees and directors determined
included in reported net income (loss),
net of related tax effects	-	-	73,104

Deduct: Total stock-based compensation expense to
employees and directors determined under
fair value based method for all awards, net
of related tax effects	(124,547)	(241,604)	(216,133)

Net income (loss) - pro forma	(6,941,135)	(7,151,386)	1,644,630

Earnings (loss) per share pro forma
Basic	(0.78)	(0.80)	0.18

Diluted	(0.78)	(0.80)	0.18

#

Note 2 - Significant Accounting Policies (cont’d)

O.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset.  If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

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

#

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

U.

Recently Enacted Accounting Pronouncements

1.

FASB Statement No. 149, Amendment of Statement 133 on Derivative instruments and Hedging Activities

On April 30, 2003, the FASB issued FASB Statement No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.  Statement 149 has multiple effective date provisions depending on the nature of the amendment to Statement 133.  The Company currently does not have any derivative instruments and hedging activities that are within the scope of this statement.

2.

FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.

On May 15, 2003, the FASB issued FASB Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.  This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances).  Many of those instruments were previously classified as equity.  This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities.  It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption.  Restatement is not permitted.  The Company currently does not have any financial instruments that are within the scope of this statement.

#

Note 2 - Significant Accounting Policies (cont’d)

U.

Recently Enacted Accounting Pronouncements (cont'd)

3.

FASB Interpretation No. 46, Consolidation of Variable Interest Activities

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN 46"). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements ("ARB 51"), to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. ARB 51 requires that an enterprise's consolidated financial statements include subsidiaries in which the enterprise has a controlling financial interest. That requirement usually has been applied to subsidiaries in which an enterprise has a majority voting interest. The voting interest approach is not effective in identifying controlling financial interests in entities that are not controllable through voting interests or in which the equity investors do not bear the residual economic risk. FIN 46 explains how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether it is its primary beneficiary and therefore is required to consolidate that entity. FIN 46 also addresses the initial valuation of the assets and liabilities to be consolidated, the treatment of any gain or loss resulting from the initial measurement and disclosure requirements for the primary beneficiary. All entities with variable interest in variable interest entities created after January 31, 2003 shall apply the provisions of FIN 46 immediately. Public entities with a variable interest in a variable interest entity created before February 1, 2003 shall apply the provisions of this interpretation no later that the first interim or annual reporting period beginning after December 15, 2003. On December 24, 2003, FASB issued an Interpretation which made certain amendments to FIN 46 (FIN 46R). The revision clarifies the definition of a business by providing a scope exemption that eliminates the overly-broad definition in the original release that potentially could have classified any business as a variable interest entity. The revision also delays the effective date of the interpretation from the first reporting period following December 15, 2003 to the first reporting period ending March 15, 2004.

The Company is currently evaluating the impact of FIN 46R may have on of its consolidated financial statements.

#

Note 3 - Property and Equipment

December 31
2003	2002
US$	US$

Cost
Research and development equipment	1,012,165	1,092,156
Manufacturing equipment	538,558	536,885
Office furniture and equipment	1,346,733	1,261,711
Leasehold improvements	311,342	290,589

	3,208,798	3,181,341

Accumulated depreciation
Research and development equipment	960,038	935,314
Manufacturing equipment	450,704	422,865
Office furniture and equipment	1,183,408	1,007,350
Leasehold improvements	264,036	244,455

	2,858,186	2,609,984

	350,612	571,357

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

Severance pay expenses for the years ended December 31, 2003, 2002 and 2001 amounted to US$ 491,590, US$ 530,873 and US$ 609,421, respectively.

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

There were no discretionary amounts contributed to the plan during the years ended 2003, 2002 and 2001.

#

Note 5 - Commitments and Contingencies

A.

Royalty commitments

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

As of December 31, 2003, total grants received, net of royalties paid or accrued, amounted to approximately US$ 1,419,750.

Royalties payable to the OCS are classified as part of cost of sales (see Note 8B2).

B.

Lease commitments:

(1)

Premises occupied by the Company and the U.S. subsidiary are rented under various operating leases with related parties (see Note 9) and others.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha'ayin expire during December 2004-2007 and June 2004, respectively.  The lease agreement for the premises in New Jersey is open ended and can be terminated upon 30 days notice.  The lease agreement for the premises in Lake Forest expires in June 2004.  The lease agreement for the premises for our representative office in Moscow expires during December 2004.  Minimum future rental payments due under the above leases, at rates in effect on December 31, 2003, assuming no options are exercised, are as follows:

Year ending December 31	US$

2004	399,476
2005	193,248
2006	193,248
2007	193,248
Thereafter	-

979,220

Part of the lease agreements in Israel are secured by a bank guarantee in the amount of US$ 21,947.

Rental expenses amounted to US$ 490,882, US$ 1,004,801 and US$ 976,973 for the years ended December 31, 2003, December 31, 2002 and December 31, 2001, respectively.

#

Note 5 - Commitments and Contingencies (cont'd)

B.

Lease commitments: (cont'd)

(2)

The Company has entered into several operating leases in respect of motor vehicles since June 1998.  These lease agreements expire on various dates from 2004 to 2005.  Minimum future lease payments due under the above leases on December 31, 2003, assuming no options are exercised, are as follows:

Year ending December 31	US$

2004	411,305
2005	170,362
2006	64,578

646,245

Part of these lease commitments are secured by a bank guarantee in the amount of US$ 111,149.

C.

Other commitments:

As of December 31, 2003, bank guarantees in the amount of US$ 22,836 have been issued, mostly for customer duty on importation.

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

E.

Indemnification agreement

At the Annual General Meeting of the Company on December 1, 2003, it was resolved that the Company undertake to enter into an indemnification agreement with each of the Company's present and future directors and officers as shall serve from time to time.

The indemnification shall cover certain events as described in the Schedule A of such agreement and shall be no greater than the amount of coverage available to the Company's applicable liability insurance policy in effect at the time.

#

Note 6 - Shareholders’ Equity

A.

Share capital

Composed as follows:

December 31, 2003 and 2002
Authorized	Issued and
paid up
Number of shares

Ordinary Shares of NIS 0.1 par value (1)	39,379,770	*8,927,352

Deferred Shares of NIS 0.1 par value (2)	20,230	17,030

*  Including 17,000 of which are held by a subsidiary (See 1(b) below)

The Company’s Ordinary shares are traded in the United States on the over the counter market and listed on the Nasdaq National Market and will be traded on the Small Cap Market from January 15, 2004.

(1)

(a)

Ordinary shares confer all rights to their holders.

(b)

Includes 216,350 ordinary shares that were issued to employees during the years 1991 through 1995 but not fully paid up.  Such shares were issued at the fair market value of such shares on dates of issuance.  During 1997 the Company lent the employees funds in order for them to pay for the shares.  Part of the funds were returned during 1998.  During 1999 one of the employees returned 17,000 ordinary shares that have been acquired by the Israeli subsidiary against the loan.  As of December 31, 2003, the number of shares in respect of which the loans are still outstanding is 17,000.

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

#

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

#

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

On October 10, 2001, the Board of Directors of the Company resolved to reserve 40,000 additional shares.  The options were granted to certain directors at an exercised price of US$ 1.61 and vested annually in equal shares of 10,000 each.

The reservation and grant of the shares were ratified by the shareholders at the Annual Shareholders' Meeting on September 12, 2002.

On April 23, 2002, the Board of Directors resolved to reserve 110,000 additional shares and to grant an additional 170,000 options to certain directors at an exercise price of US$ 1.15 and vested annually in equal shares of 10,000 each.  The reservation of shares and grant of the options were ratified by the Shareholders at the Annual Shareholders' Meeting on September 12, 2002.

4.

Rit Technologies Ltd.

On July 20, 2003, the Board of Directors of the Company adopted the Rit Technologies Ltd. 2003 Share Option Plan ("The 2003 Plan").  Pursuant to which an aggregate of 2,736,666 Ordinary shares of the Company have been reserved for the grant of options under the 2003 Plan together with the Key Employee Share Incentive Plan (1996) and the Directors Share Incentive Plan.

#

Note 6 - Shareholders’ Equity (cont’d)

B.

Share options (cont'd)

4.

RiT Technologies Ltd. (cont'd)

On October 19, 2003, the Board of Directors approved the grant of 30,000 options to a director at an exercise price of US$ 1.85 vested annually in equal shares of 10,000 each. The grant of these options was ratified by the shareholders at the Annual Shareholders' Meeting on December 1, 2003.

(As for number of stock options granted to employees - see 6 below).

5.

Options Exchange Plan

On November 25, 2003, the Board of Directors of the Company adopted the Option Exchange Plan pursuant to which employees and consultants of the Company and its subsidiaries who agree thereto, will be eligible to waive their rights to all outstanding options granted and which are not yet vested and exercisable on the date of exchange, and to receive in their place new options pursuant to the Company's 2003 Plan at a uniform ratio of 1:1.

The vesting schedule of the new options will remain unchanged and will take into account the vesting schedule that was set with respect to the exchangeable options that area to be cancelled in exchange for such new options, the exercise price will be equal to the exercise price per share of the exchangeable options and the expiration date of the new option will take into account the expiration date that was set with respect to the exchangeable options.  The number of the options that were exchanged is 452,625.

6.

Stock Options granted under the Employee Share Option Plan are as follows:

	Weighted	Weighted
Number of	Average	average grant date
options	exercise price	fair value
	US$	US$

Options unexercised as at January 1, 2001	1,042,234	3.12
Granted during 2001	1,070,500	1.93	0.32
Exercised during 2001	(79,984)	1.86	0.52
Expired during 2001	-	-	-
Forfeited during 2001	(111,468)	1.86	0.53
Options unexercised as at December 31, 2001	1,921,282	2.51
Granted during 2002	-	-	-
Exercised during 2002	-
Expired during 2002	(34,000)	1.875	0.50
Forfeited during 2002	(256,833)	2.52	0.582
Options unexercised as at December 31, 2002	1,630,449

Granted during 2003	548,750	1.12	0.20
Exercised during 2003	-	-	-
Expired during 2003	(45,667)	1.875	0.51
Forfeited during 2003	(77,541)	1.82	0.32
Options unexercised as at December 31, 2003	2,055,991

#

Note 6 - Shareholders’ Equity (cont’d)

B.

Share options (cont'd)

6.

Stock Options granted under the Employee Share Option Plan are as follows: (cont'd)

The following table summarizes information about stock options outstanding at December 31, 2003:

Options
	Options unexercised		exercisable
	Number of	Weighted	Number of
	shares	average	exercisable
	unexercised at	remaining	Shares at
	December 31	contractual	December 31
	2003	life	2003
Exercise prices in US$		In years

1.12	548,750	9.99	2,000
1.61 - 1.875	915,541	2.34	636,233
2.05 - 2.75	367,000	0.96	332,000
3.6875 - 4.5625	110,500	2.18	72,500
6	48,200	2.16	41,450
7.375	60,000	1.46	56,000
8	-	-	9,150
9.6875	6,000	1.59	5,000

	2,055,991		1,154,333

The options under the various stock option plans were granted at market value.

#

Note 6 - Shareholders’ Equity (cont’d)

B.

Share options (cont'd)

7.

Effect of SFAS 123

Had compensation expenses for stock options granted been determined based on the fair value at the grant dates, consistent with the method of SFAS 123, the effect on the results of operation for the years ended December 31, 2003, 2002 and 2001 would have been as follows:

Year ended	Year ended	Year ended
December 31	December 31	December 31
2003	2002	2001
U.S.$	U.S.$	U.S.$

Income (loss) for the year	(6,816,588)	(6,909,782)	1,787,659

Add: Stock-based compensation expense to
employees and directors determined
included in reported net income (loss),
net of related tax effects	-	-	73,104

Deduct: Total stock-based compensation expense to
employees and directors determined
under fair value based method for all
awards, net of related tax effects	(124,547)	(241,604)	(216,133)

Net income (loss) - pro forma	(6,941,135)	(7,151,386)	1,644,630

Earnings (loss) per share pro forma
Basic	(0.78)	(0.80)	0.18

Diluted	(0.78)	(0.80)	0.18

The fair value of each option grant is estimated on the date of the grant using the Black and Scholes option pricing model with the following assumptions:

1.

The current price of the stock is the fair market value of such shares at the date of issuance.

2.

Dividend yield of zero percent for all relevant periods.

#

Note 6 - Shareholders' Equity (cont’d)

B.

Share options (cont'd)

7.

Effect of SFAS 123 (cont'd)

3.

Risk free interest rates are as follows:

Year ended December 31%

2003	1-1.5
2002	1.5
2001	2-5

4.

Expected lives of 3 - 7 years (as of the date of the grant) for each option granted.

5.

Expected annual volatility of 78% for the year ended December 31, 2003 (76% and 90% for the years ended December 31, 2002 and 2001, respectively).

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

The distribution of cash dividends out of retained earnings as of December 31, 2003, would subject RiT to a 25% tax in respect of the income from which it was distributed, according to the terms of tax exemption due to its "approved enterprise" status, as explained in Note 7B.

RiT has decided not to distribute the said tax exempt income as dividends.  In the event of dividend distribution as above, the said tax amount would be charged as an expense in the statement of income.

See also Note 7B(1)(b).

#

Note 7 - Taxes on Income

A.

Israel tax reform

As of January 1, 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis.  From such date an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.

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

2.

Employee stock incentive plans

The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans.  Where a trustee arrangement is in place, the employer can either claim a deduction for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 50% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25%.  Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company.  There are detailed provisions for implementing these tracks.  The Company is considering the alternatives.

3.

Controlled foreign company (CFC)

The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged tax on passive income of foreign affiliates as if it had received a dividend from such companies.

4.

Capital gains tax is reduced to 25% from 36%, except with respect to capital gains from marketable securities, with transitional provisions for assets acquired prior to January 1, 2003.

5.

The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

#

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

#

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

E.

Tax assessment and carryforward tax losses

The Company has not received final tax assessments since incorporation.  In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 1999 tax year can be regarded as final.  No final tax assessments have been received by the subsidiary company.  Tax returns filed up to and including 1999 tax year for the U.S. subsidiary can be regarded as final.

The Company's Israeli carryforward tax losses are approximately US$ 12,065,000 as of December 31, 2003.  The amount of the Company's carryforward tax losses will be reduced by any future income of the Company.

The U.S. subsidiary is taxed under the United States Federal and State tax rules.  The U.S. subsidiary's carryforward tax losses amounted to approximately US$ 5,092,000 as of December 31, 2003.  Such losses are available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2008-2023.

#

Note 7 - Taxes on Income (cont'd)

F.

Deferred taxes

Deferred Taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax liabilities and assets are as follows:

December 31
2003	2002
US$	US$

Tax asset in respect of:
Allowance for doubtful debts	252,608	454,705
Severance pay	192,765	186,496
Vacation pay	205,569	175,262
Research and development	163,386	-
Losses carried forward	6,334,585	3,544,657

	7,148,913	4,361,120

Valuation allowance	(7,148,913)	(4,361,120)

	-	-

Deferred tax assets for future benefits are included where their realization is more likely than not.

As such, the Company has recorded a valuation allowance in regard to all of its tax loss carryforwards as well as for other temporary differences.

#

Note 7 - Taxes on Income (cont'd)

G.

Reconciliation of the theoretical tax expense and the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate of 36% for the years ended December 31, 2003, 2002 and 2001, applicable to income of companies in Israel, and the actual tax expense, is as follows:

Year ended December 31
2003	2002	2001
US$	US$	US$

Income (loss) before taxes, as reported in the
statements of operations	(6,816,588)	(6,909,782)	1,860,763

Theoretical taxes on income	(2,453,972)	(2,487,522)	669,875

Non-deductible expenses	49,326	68,441	81,522

Valuation allowance	2,604,001	1,690,507	(837,378)

Tax exempt income	(16,197)	(129,715)	(202,174)

Adjustments arising from differences on the basis of
measurement for tax purposes and for financial
reporting purposes and other**	(183,158)	858,289	288,155

Taxes on income for the reported year	-	-	-

* Applicable tax rate	36%	36%	36%

**

Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company, and the exchange rate of Israeli currency relative to the dollar.

#

Note 8 - Supplementary Financial Statement Information

A.

Balance Sheet

1.

Cash and cash equivalents

Comprised of:

December 31
2003	2002
US$	US$

Cash (1)	464,030	1,788,100
Bank deposits (2)	2,249,875	4,374,739

	2,713,905	6,162,839

(1)

Net of On-Call loan in New Israeli Shekels bearing an annual interest of 6.05% (see also Note 10).

(2)

In US dollars bearing an average annual interest of 1% per annum. (2002 - 1.4% per annum).

2.

Marketable securities

Interest rate	December 31
	2003	2002
%	US$	US$

Corporate bonds in US dollars	7.75	560,124	569,843

The fair market value, cost and unrealized holdings gains of such securities at December 31, 2003 were US$ 560,124, US$ 545,465 and US$ 14,659, respectively (December 31, 2002 – US$ 569,843, US$ 545,465 and US$ 24,378, respectively.)

The proceeds from sales and the gross realized gains of such securities that have been included in earnings as a result of those sales at December 31, 2003 were: US$0, US$0, respectively, (December 31, 2002 US$ 528,500 and US$ 16,748, respectively.)

All of the Company's securities are due in June 2006.

#

Note 8 - Supplementary Financial Statement Information (cont'd)

A.

Balance Sheet (cont'd)

3.

Trade receivables, net:

As of December 31, 2002 and 2003, trade accounts receivable are presented net of allowance for doubtful accounts.

The following are the changes in allowance for doubtful accounts:

US$

Balance at January 1, 2001	2,084,742
Additions during 2001	198,334
Recoveries of amounts previously charged off	(20,363)
Write-downs charged against the allowance	(1,348,479)

Balance at December 31, 2001	914,234
Additions during 2002	600,414
Recoveries of amounts previously charged-off	(178,431)

Balance at December 31, 2002	1,336,217
Additions during 2003	21,338
Recoveries of amounts previously charged-off	(165,541)
Write-downs charged against the allowance	(490,324)

Balance at December 31, 2003	701,690

4.

Other current assets:

December 31
2003	2002
US$	US$

Government of Israel:
Chief Scientist	30,234	69,617
Tax authorities	474,758	377,097
Value added tax authorities	122,530	72,698
Prepaid expenses	99,636	72,210
Other	39,745	92,701

	766,903	684,323

#

Note 8 - Supplementary Financial Statement Information (cont'd)

A.

Balance Sheet (cont'd)

5.

Inventories:

December 31
2003	2002
US$	US$

Raw materials and subassemblies	1,707,936	3,250,754
Work in process	526,457	522,228
Finished products	2,525,204	3,147,042

	4,759,597	6,920,024

6.

Other payables and accrued expenses:

December 31
2003	2002
US$	US$

Employees and employee institutions	1,177,289	1,070,199
Government of Israel:
Chief Scientist	226,630	251,971
Accrued expenses	292,012	435,153
Provision for products upgrade	75,000	293,820
Provision for product warranty	153,300	101,295
Other	228,318	292,886

	2,152,549	2,445,324

#

Note 8 - Supplementary Financial Statement Information (cont'd)

A.

Balance Sheet (cont'd)

7.

Monetary balances in non-dollar currencies

December 31, 2003

Other
non-dollar
Israeli currency	currencies
US$	US$

Current assets	603,440	1,125,515
Current liabilities	1,246,027	58,950

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

#

Note 8 - Supplementary Financial Statement Information (cont’d)

B.

Statement of Operations

1.

Sales (1)

(a)

Classification of sales by geographical destination:

Year ended December 31
2003	2002	2001
US$	US$	US$

United States	3,207,506	6,632,462	10,983,011
Europe	9,429,649	9,395,988	20,789,271
Israel	1,744,883	1,473,880	2,745,753
South America	-	-	3,138,003
Rest of world	807,279	921,176	1,569,002

	15,189,317	18,423,506	39,225,040

(1)   Sales are attributed to geographical areas based on location of customers.

(b)

Sales by major product lines:

Year ended December 31
2003	2002	2001
US$	US$	US$

Enterprise Solution	12,830,024	16,429,652	21,332,727
Carrier Solution	2,359,293	1,993,854	17,892,313

	15,189,317	18,423,506	39,225,040

(c)

Principal customers:

During the fiscal year 2003, the Company sales to customers exceeding 10% of the total sales were:

Customer C - US$ 1,640,350.

During the fiscal year 2002, no single customer exceeded 10% of the total sales.

During the fiscal year 2001, the Company sales to customers exceeding 10% of the total sales were:

Customer A - US$ 9,760,000

Customer B - US$ 4,037,000

#

Note 8 - Supplementary Financial Statement Information (cont’d)

B.

Statement of Operations (cont’d)

2.

Cost of sales

Year ended December 31
2003	2002	2001
US$	US$	US$

Payroll and related benefits	1,235,936	1,150,553	1,702,184
Materials consumed	5,463,613	5,821,720	10,089,103
Subcontracted work	1,156,513	953,410	2,281,941
Royalties to the OCS	347,631	259,514	964,521
Write-down of inventories	1,938,036	1,518,919	-
Other production costs	505,611	833,944	883,003

	10,647,340	10,538,060	15,920,752
Decrease in inventories	135,039	541,625	3,775,492

	10,782,379	11,079,685	19,696,244

In the year ended December 31, 2003, the Company recorded a write-down of inventories in the amount of US$ 1,938,036 (December 31, 2002 - US$ 1,518,912).

3.

Financing income, net

Year ended December 31
2003	2002	2001
US$	US$	US$

Expenses:
Interest on short-term credits and bank charges	(32,408)	(37,785)	(25,968)
Exchange translation expenses, net	(47)	(87,675)	(124,640)

Income:
Interest from banks and others	114,378	221,396	558,634

Financing income, net	81,923	95,936	408,026

#

Note 9 - Related Party Balances and Transactions

Related parties area comprised of common shareholders.

All transactions with related parties were in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers and are mainly sales of some of the Company's products, purchases from related parties, human resource and administrative services received and leasing of premises occupied by the U.S. subsidiary in the U.S. (See Note5B).

A.

Balances with related parties:

December 31
2003	2002
US$	US$

Accounts receivable:
Trade	500,537	263,300

Accounts payable:
Trade	58,979	40,674
Other	4,722	50,505

B.

Income from or expenses to related parties

Year ended December 31
2003	2002	2001
US$	US$	US$

Income:
Sales	1,044,180	1,016,650	1,496,668
Cost and expenses:
Cost of sales	143,131	361,109	438,492
Research and development cost	151,316	297,475	293,280
Sales, marketing, general and administrative expenses	407,485	628,902	805,963

C. Purchases of property and equipment	6,918	13,819	12,674

#

Note 10 - Subsequent Events

1.

On April 28, 2004 the Company signed a credit line agreement with a bank for an amount up to US$ 2,000,000. The interest rate for each amount withdrawn from the credit line will be determined on the withdrawal date. The credit line will expire on June 30, 2005.

As part of the agreement, a first degree floating charge has been registered over all the assets of the Company.

The granting of the credit line is also subject to additional terms and conditions (covenants), as follows:

a)

Shareholders' equity will be not less than US$ 3,000,000 and 35% of total assets.

b)

Working capital, net, (trade receivables and inventories less accounts payable) will be not less than US$ 3,000,000.

Violation of the said additional terms may lead to immediate repayment of the credit line.

As at June21, 2004, the Company is in compliance with the covenants.

2.

On June 21, 2004, the Company announced the signing of an agreement for the private placement of 5,081,986 ordinary shares of the Company at an aggregate purchase price of $7.1 million or $1.40 per ordinary share.  The Company will also issue to the investors warrants to purchase up to 1,270,496 ordinary shares at an exercise price of $ 1.75 per share.  The warrants are exercisable for five years from the date of the closing.

The closing of the transaction is subject to certain conditions, including Shareholder approval and the approval of the Office of the Chief Scientist of the Ministry of Industry and Trade of the State of Israel.

#