Form 20-F
period 2004-12-31
RIT TECHNOLOGIES LTD
filed 2005-03-31
CIK 1041844

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004.
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

Commission file number: 0-29360

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

As of December 31, 2004, the issuer had 14,081,188 ordinary shares outstanding (excluding 17,000 ordinary shares held as treasury shares).

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒  No  ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐  Item 18  ☒

INTRODUCTION

Unless the context otherwise requires, all references in this Annual Report to “we”, “us”, “our”, “RiT”, the “Registrant” or the “Company” refer to RiT Technologies Ltd. and its wholly owned subsidiaries.  References to “dollars” or “$” are to United States Dollars. References to NIS are to New Israeli Shekels, the currency of the State of Israel.  References to the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999. References to “enterprise” and “carrier” relate to the sectors we formerly identified as “datacom” and “telecom.”

Cautionary Statement Concerning Forward-Looking Statements

Statements in this annual report that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

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

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements.  We desire to take advantage of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection with this safe harbor legislation.  All forward-looking statements in this Form 20-F and any other written or oral statements made by us or on our behalf reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties, including, but not limited to, the risks and uncertainties described below, that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.     Selected Financial Data

We have derived the following selected consolidated balance sheet data as of December 31, 2003, and 2004, and the selected consolidated operating data for the years ended December 31, 2002, 2003, and 2004 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the selected consolidated balance sheet data as of December 31, 2000, 2001, and 2002 and the selected consolidated operating data for the years ended December 31, 2000 and 2001 from our audited consolidated financial statements not included in this annual report. Beginning with the year 2002, our financial results have been reported in accordance with generally accepted accounting principles in the United States (U.S. GAAP). For comparison purposes, all information for previous periods has been restated according to U.S. GAAP.

You should read the following selected consolidated financial data together with “Item 5. - Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data

	Year Ended December 31,

	2000	2001	2002	2003	2004

	(Dollars in thousands, except per share data)

Sales	$38,628	$39,225	$18,424	$15,189	$18,427

Cost of sales	20,018	19,696	11,080	10,782	10,066

Gross profit	18,610	19,529	7,344	4,407	8,361

Operating cost and expenses:
Research and development, gross	4,610	5,033	4,177	3,978	3,767
Less- royalty-bearing participation	672	165	264	116	286

Research and development, net	3,938	4,868	3,913	3,862	3,481
Sales and marketing	10,030	10,319	7,846	5,857	6,165
General and administrative	2,315	2,962	2,591	1,587	1,719

Total operating expenses	16,283	18,149	14,350	11,306	11,365

Operating income (loss)	2,327	1,380	(7,006)	(6,899)	(3,004)
Financial income, net	226	408	96	82	29

Net income (loss) for the year	$2,553	$1,788	$(6,910)	$(6,817)	$(2,975)

Earnings (Loss) Per Share

Basic earnings (loss) per share	$0.29	$0.20	$(0.78)	$(0.77)	$(0.27)

Diluted earnings (loss) per share	$0.27	$0.20	$(0.78)	$(0.77)	$(0.27)

Weighted average number of shares used to compute basic earnings (loss) per share	8,752,001	8,884,533	8,910,352	8,910,352	11,174,865

Weighted average number of shares used to compute diluted earnings (loss) per share	9,600,970	9,117,980	8,910,352	8,910,352	11,174,865

Balance Sheet Data

	December 31,

	2000	2001	2002	2003	2004

	(Dollars in thousands)

Working capital	$17,974	$20,064	$13,381	$6,793	$10,481
Total assets	34,408	29,713	19,723	14,802	22,233
Share capital and additional paid-in capital	23,810	23,958	24,188	24,188	30,984
Shareholders’ equity	$18,266	$20,274	$13,434	$6,608	$10,400

3.B.          Capitalization and Indebtedness

Not applicable.

3.C.          Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.          Risk Factors

Risks Related to Our Business

We may need to raise additional financing in the future.  If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

As a result of our net losses during the year ended December 31, 2004, we used approximately $4.2 million in cash during that period. At December 31, 2004, we had cash, cash equivalents and marketable securities of approximately $8.3 million.  We may need to raise additional financing to support our operations and our growth strategy.

We have arranged for a line of credit from Bank Hapoalim in the amount of $2 million, which expires on June 30, 2005. Prior to its expiration, we intend to renew and to increase this line of credit for an additional term of approximately 14 months. However, we cannot assure you that we will be successful in our efforts to do so. At February 28, 2005, the outstanding amount under this line of credit was $1,976,000.The line of credit is conditioned upon our compliance with the following financial requirements during the term of the line of credit: (1) a floating charge on all assets; (2) total shareholders’ equity will not be lower than $3 million and not lower than 35% of the total balance sheet assets; and (3) total working capital, calculated as trade receivables and inventory less accounts payable, will not be lower than $3 million. Although we currently are in compliance, if we do not satisfy these undertakings in full, Bank Hapoalim may demand payment of the outstanding amount of the line of credit and may refuse to grant us further credit.

If we are unable to raise additional financing when needed on terms favorable to us, our operations and growth strategy will be materially adversely affected.

We have experienced, and may continue to experience, a decrease in sales.

The enterprise solutions market has been in a slowdown since the latter part of 2000. The slowdown has negatively affected our enterprise solutions sales beginning in 2002. Although sales of our enterprise solutions increased in 2004 as compared with 2003, there is no assurance that this growth will continue.

Our carrier solutions have been designed for sale to telephone companies, or telcos, which traditionally have made a relatively large portion of their equipment purchases during the fourth quarter of each year. Due to the telecommunications market slowdown, which began in the latter part of 2000, some telcos instituted budgetary freezes or postponements, which have deferred potential orders. This affected our financial results for 2002 and 2003. Although the telecommunications market began recovering and our carrier sales showed signs of improvement during 2004, there is no assurance that this trend will continue in the future or that the telecommunication markets will fully recover.

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

Moreover, because end-users of our enterprise solutions typically request delivery within two weeks of placement of their orders (which generally follows extensive sales efforts over an extended period of time), a majority of our sales in each quarter have resulted from orders placed in that quarter. The deferral of any large order from one quarter to another could materially adversely affect our results of operations for the former quarter.

In addition, carrier sales are relatively large orders, and their postponement from one quarter to another could materially adversely affect our results of operations for the former quarter.

For the foregoing reasons, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and that our results of operations in any particular quarter should not be relied upon as indications of future performance. Furthermore, fluctuations in our operating results may cause volatility in the price of our ordinary shares.

We depend upon independent distributors and representatives and strategic alliance partners to sell our products to customers. If our distributors and representatives do not sell our products, our revenues will suffer.

Outside the United States, we sell our enterprise solutions primarily to independent distributors for resale to integrators or directly to end-users. In the United States, we sell such products and solutions primarily through integrators and distributors engaged by our wholly owned subsidiary, RiT Technologies, Inc. We are highly dependent upon acceptance of our products and solutions by such distributors and integrators and their active marketing and sales efforts relating to our products and solutions. Except for one affiliated distributor in Israel, the distributors to whom we sell our products and solutions are independent of us. Moreover, a substantial majority of our distributors are neither obligated to deal with us exclusively nor contractually, subject to minimum purchase requirements with respect to our products and solutions.  Increasing competition among providers of products or solutions competitive with ours has strengthened the position of our distributors and other customers to negotiate favorable terms of sale. Under such conditions, our operating results could be materially adversely affected.

Certain of our distributors are permitted to sell competing products or solutions, and there can be no assurance that any of them will continue, or give a high priority to, marketing and supporting our products or solutions. Certain of our distributors are the only entities engaged in the distribution of our products or solutions in their respective geographical areas. In addition to the independent distributors mentioned above, we also have strategic alliances with four major cabling companies: Panduit, Brand-Rex (part of the Novar Group), Belden/CDT (previously known as Nordx) and ADC (previously known as Krone). We are highly dependent upon their acceptance of, and active marketing and sales efforts relating to, our products and solutions.

Our results of operations could be materially adversely affected by changes in the financial condition of a distributor, representative or a strategic alliance partner, which could occur rapidly, or by other changes in the business or marketing strategies of the distributor, representative or strategic alliance partner. There can be no assurance that we will retain our current distributors, representatives or strategic alliance partners, or that, if we terminate or lose any of such distributors, representatives or strategic alliance partners, we will be successful in replacing them on a timely basis or at all with another suitable distributor, representative or strategic alliance partner. Any such changes in our distribution channels, and particularly the loss of a major distributor, representative or strategic alliance partner, could materially adversely affect our business, financial condition and operating results.

We depend on a major customer for a significant portion of our revenues.

In 2004, more than 13.8% of our revenues was generated from orders placed by one major customer. In 2003, 10.8% of our revenues was generated from orders placed by another major customer. See Note 8B.1(c) to our Consolidated Financial Statements. If our largest customer does not continue to purchase similar quantities in the future and we are not able to replace these revenues with sales to other customers, our revenues and profitability will decline.

Our products generally have long sales cycles, which increase our costs in obtaining orders and reduces the predictability of our earnings.

The market for our carrier solutions consists of telcos. Because of the large size and institutional nature of most telcos and the degree of governmental regulation to which they are often subject, companies (such as ourselves) which seek to market their products and services to telcos must often engage in sales efforts over an extended period of time, sometimes years, and provide a significant level of education to prospective telco customers regarding the use and benefits of such products or services. As a result, sales of carrier solutions to telcos require a lengthy sales cycle from the commencement of marketing efforts to the consummation of an actual transaction and may involve significant expenditures which may not be offset (on a timely basis or at any time) by revenues.  The failure of our marketing efforts to bring in new customers could result in a material adverse effect on our business, financial condition and results of operations.

We must develop new products and enhancements to existing products on a timely and cost-effective basis to remain competitive.

The markets for our products are characterized by rapidly changing technology, changing customer requirements, relatively short product lifecycles, evolving industry standards and frequent new product introductions. Changes in technologies, customer requirements and industry standards and new product introductions by our existing competitors or by new market entrants could reduce the markets for our products or require us to develop new products. In addition, new or enhanced products developed by other companies could be incompatible with our products. For example, the successful development and widespread deployment of wireless communications systems could have a material adverse effect upon our ability to sell our enterprise solutions or carrier solutions. Therefore, our timely access to information concerning, and our ability to anticipate, changes in technology and customer requirements and the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive. We are currently evaluating a number of potential products, some of which will endeavor to address emerging technologies. There can be no assurance that we will be successful in identifying new technologies, that our potential products will be successful or profitable, or that we will not encounter technical or other difficulties that could delay the introduction of these or other new or enhanced products in the future.

As a result of the need to develop new and enhanced products, we expect to continue making substantial investments in research and development. Some of our research and development activities may relate to long-term projects, and revenues from products resulting from these activities may not be received for a substantial time, or at all.  Products as complex as certain of our products sometimes contain undetected errors or “bugs,” which can cause delays in product introductions or require design modifications. In addition, it often takes several months before the manufacturing costs of new products stabilize, which may adversely affect operating results during this period. If we are unable to introduce new or enhanced products on a timely and cost-effective basis and to gain market acceptance for such products, our business, financial condition and results of operations may be materially adversely affected.

Some of our competitors have greater resources than us, which may limit our ability to effectively compete with them.

The markets for our products and solutions are very competitive and we expect that competition will increase in the future. Increased direct and indirect competition could adversely affect our revenues and profitability through pricing pressure, loss of market share and other factors. Many of our competitors are far larger, have substantially greater resources (including financial, technological, manufacturing and marketing and distribution capabilities) and are much more widely recognized than we are. These characteristics may provide a substantial advantage to our competitors in the eyes of end-users of enterprise and carrier solutions, who typically rely upon such products and solutions to perform or support critical functions. There can be no assurance that we will be able to compete successfully against existing or new competitors, as the market for our products and solutions evolves and the level of competition increases. Moreover, there can be no assurance that we will be able to differentiate our products and solutions from the products and solutions of our competitors or to develop or introduce successfully new products and solutions that are less costly or offer better performance than those of our competitors. In addition, our existing and prospective competitors may have established, or may establish in the future, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete.

Our failure to manage our expansion or contraction effectively could impair our business.

From 1989 to 2000, we grew in both the scope and the magnitude of our operations. However, from 2001 until 2004, we instituted work force reductions and cost cutting measures following decreased sales. These changes placed a significant strain on our management, operational, financial and other resources. Any future growth or contraction may increase this strain. Furthermore, all or a portion of the expenses associated with any expansion of our operations may be incurred prior to the generation of any associated revenues, and the savings associated with cutbacks may not be realized prior to the decrease in associated revenues.  If there is a substantial increase in demand in, or orders for, our products, we may not have the capacity to increase production using our existing reduced staff and may be unable to timely hire and train new employees.  As a result, we could lose business to competitors with greater capacity and flexibility. If we are unable to manage our corporate expansion or contraction, there could be a material adverse effect on our business, financial condition, and results of operations.

If our suppliers and subcontractors are not able to provide us with adequate supplies of certain components used in our products, we may not be able to deliver sufficient quantities of our products to satisfy demand.

Certain components used in our products and solutions are presently available from, or supplied by, only one source and certain other components are only available from limited sources. Although we do not have long-term supply contracts with most of our existing suppliers, we have generally been able to obtain supplies of components in a timely manner and upon acceptable terms. There can be no assurance that delays in key component or product deliveries will not occur in the future due to shortages resulting from the limited number of suppliers or the financial condition or other difficulties of such suppliers. Any inability to obtain sufficient key components or to develop alternative sources for such components, if and as required in the future, could result in delays, interruptions or reductions in product shipments, which could have a material adverse effect on our customer relationships and, in turn, on our business and results of operations.

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

There can be no assurance that we will be successful in attracting, training, assimilating or retaining, on a timely basis and at a reasonable cost, all the personnel that we may require, or that we will not encounter difficulties as we integrate new personnel into our operations. Our inability to integrate such personnel into our operations or to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

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

There can be no assurance that the steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development or sale by others of our technology or of products or solutions with features based upon, or otherwise similar to, our own. In addition, although we believe that our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, there can be no assurance that we do not and will not so infringe or that third parties will not assert infringement claims against us in the future. In the case of infringement, we would, under certain circumstances, be required to modify our products or intellectual property or obtain a license to permit their continued use. There can be no assurance that we would be able to do either in a timely manner or upon acceptable terms and conditions, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations. In addition, if future litigation were to become necessary to protect trade secrets, know-how or other proprietary rights owned by us, to defend us against claimed infringement of the rights of others, or to determine the scope and validity of our proprietary rights or those of others, such litigation could result in substantial cost to us and diversion of our management’s attention. Adverse determinations in any such litigation or proceedings also could subject us to significant liabilities to third parties and could prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on us. There can be no assurance that we will have the resources to defend or prosecute a proprietary rights infringement action.

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

Most of our revenues are denominated in U.S. dollars or are dollar-linked, but we collect a portion of our revenues in Europe in Euros and we incur a portion of our expenses, principally salaries and related personnel expenses in other currencies mainly in Israel, in NIS. As a result, we are exposed to several risks, including: the NIS may increase in value relative to the dollar, or the Euro may increase in value relative to the dollar. In such events, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured results of operations will be adversely affected. In 2004, there was a decrease in value of the dollar in relation to the NIS of 2% and there was a decrease in the value of the dollar in relation to the Euro of 7%. Although these trends did not materially affect us, we cannot assure you that we will not be materially adversely affected in the future from currency exchange rates fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro rises in value relative to the dollar, our business and financial condition could be negatively impacted.

We may be affected by transactions with related parties from the RAD-Bynet Group.

We are engaged in transactions with affiliates of the RAD-Bynet Group, companies controlled by Messrs. Yehuda Zisapel and Zohar Zisapel, individuals who own more than 32% of our outstanding ordinary shares. We believe that such transactions are beneficial to us and are conducted upon terms, which are no less favorable to us than would be available to us from unaffiliated third parties. We may continue to engage in transactions with such affiliates on such bases and terms.  See Item “7.B. –Related Party Transactions.”

Risks Related to Our Ordinary Shares

Our share price has decreased significantly and could continue to fluctuate significantly.

The market price for our ordinary shares has been volatile. The market price for our ordinary shares has had a historical downward trend from 2000 until 2003.  Although prices were more stable during 2003 and 2004, there can be no assurance that we will not return to our volatility and downward trend.  If revenues or earnings in any quarter fail to meet the investment community’s expectations, there could be an immediate impact on our share price.  Our share price may also be affected by broader market trends or the economic and political situation in the Middle East and worldwide.  A substantial decrease in market price of our ordinary shares could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

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

To continue to be listed on the Nasdaq SmallCap Market, we will need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares, or MVPHS, of at least $1 million and stockholders’ equity of at least $2.5 million.  Accordingly, we cannot assure you that we will continue to satisfy the minimum bid, MVPHS, stockholders’ equity or other continued listing requirements of the Nasdaq Small Cap Market in the future. If we are delisted from the Nasdaq SmallCap Market, trading in our ordinary shares may be conducted in, if available, the “OTC Bulletin Board Service” or, if available, another medium.  As a result, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited.  For details of the high and low market price of our shares over recent years see Item 9 – “Offer and Listing” under the caption “Share Price History.”

In addition, if our ordinary shares were to be delisted from the Nasdaq SmallCap Market, our ordinary shares could be considered a “penny stock” under the U.S. federal securities laws.  Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our ordinary shares.

Selling and buying our securities may be more difficult on the Nasdaq Small Cap Market than on the Nasdaq National Market, our prior trading market.

As indicated above, effective January 2004, trading of our ordinary shares was transferred from the Nasdaq National Market to the Nasdaq SmallCap Market.  Consequently, selling and buying our securities may be more difficult because of, among other things, investor perception and possible reduction in security analysts’ and the news media’s coverage of us.  This could result in lower prices and larger spreads in the bid and ask prices for our ordinary shares than might otherwise be obtained.

The sale of a substantial number of our ordinary shares in the public market, or the expectation thereof, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through an offering of securities.

In connection with the private placement transaction we completed on July 26, 2004, we issued 5,064,129 of our ordinary shares and warrants to purchase an additional 1,266,032 ordinary shares. We registered the resale of the ordinary shares, and the resale of the shares issuable upon the exercise of the warrants, and are required to keep the registration statement effective through July 26, 2009.  In addition, as of December 31, 2004, options to purchase a total of 2,197,033 ordinary shares were outstanding, and an additional 744,783 ordinary shares were reserved for issuance pursuant to options which may be granted under our stock option plans.  All shares issued upon the exercise of these options will be immediately available for sale in the public market, subject to Rule 144 limitations applicable to our affiliates. Sales of the ordinary shares issued in the private placement, sales of the ordinary shares issuable upon exercise of the warrants or options, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities at acceptable prices.  A substantial decrease in the market price of our ordinary shares could frustrate our efforts to raise fund through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

Messrs. Yehuda, Zohar and Roy Zisapel beneficially own approximately 32% of our ordinary shares and may therefore be able influence the outcome of matters requiring shareholder approval.

As of February 15, 2005, Messrs. Yehuda Zisapel and Zohar Zisapel (who are brothers) and Roy Zisapel (who is Yehuda’s son) beneficially owned, in the aggregate, approximately 32% of our outstanding ordinary shares.  Such shareholders may be in a position to influence corporate governance and policy, including the election of our directors and the approval of change in control transactions. This influence may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest.

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

We are organized under the laws of the State of Israel and a substantial portion of our assets and our principal operations, are located in Israel. Consequently, our operations, financial condition and results of operations are directly influenced by economic, political and military conditions in and affecting Israel. We could be adversely affected if major hostilities involving Israel should occur, or if trade between Israel and its present trading partners is curtailed.

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and the Arab countries in the region. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a high level of violence between Israel and the Palestinians. The hostilities between Israel and the Palestinians intensified in mid-2002 and led to a crisis in the entire peace process and have strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world.  In addition, the Israeli government has approved a plan to cede certain territories to the Palestinians.  The disengagement process, to the extent it is implemented, and its aftermath could result in armed conflict and could destabilize the region.

Any future armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations. In addition, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities.  These restrictive laws and policies may harm the expansion of our business.  We cannot predict whether or not a full resolution of these problems will be achieved, the nature of any such resolution, or any consequences that any of these factors may have on the Israeli economy or us.

Our results of operations may be negatively affected by the obligation of some of our key personnel to perform military service.

Some of our executive officers and employees in Israel are obligated to perform military reserve duty annually. In addition, they may also be further subject to being called to active duty at any time under emergency circumstances and could be required to serve in the military for extended periods of time.  This could disrupt our operations and harm our business.  Prolonged loss of the services of our key personnel due to army service could result in a material adverse effect on our business, financial condition and results of operations.

Reduction or termination of our tax and other benefits from government programs resulting from our failure to meet certain conditions or otherwise could have a material adverse effect on our business, financial condition and results of operations.

We receive tax benefits under Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”) for investment programs in our production facilities that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits could seriously harm our business, financial condition and results of operations. For more information about Approved Enterprises, see Item 10.E. – “Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959” below and Note 7(B) to the financial statements.

The Investments Law will expire on March 31, 2005, unless its term will be extended. Accordingly, requests for new programs or expansions that are not approved on or before March 31, 2005 will not confer any tax benefits , unless the term of the law will be extended. On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the Investments Law. Among others, the bill proposes certain changes to both the criteria and procedure for obtaining Approved Enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to Approved Enterprises under the Investments Law. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. In order to enact the bill as legislation, the bill must be approved by the Israeli parliament and published.  The bill was approved by the Israeli parliament on March 29, 2005. However, since the final law has yet to be published, we and our shareholders face uncertainties as to the potential consequences of the final law. Because we cannot predict whether, and to what extent, the bill will eventually be enacted into law, we and our shareholders face uncertainties as to the potential consequences of the bill.

The impairment or termination of our benefits could have a material adverse effect on our business, financial condition, and results of operations.

We may be required to pay stamp duty on agreements executed by us on or after June 1, 2003. This would increase our taxes.

The Israeli Stamp Duty on Documents Law, 1961 (the “Stamp Duty Law”), provides that any document (or part thereof) that is signed in Israel or that is signed outside of Israel and refers to an asset or other thing in Israel or to an action that is executed or will be executed in Israel, is subject to a stamp duty, generally at a rate of between 0.4% and 1% of the value of the subject matter of such document. De facto, it has been common practice in Israel not to pay such stamp duty unless a document is filed with a governmental authority. An amendment to the Stamp Duty Law that came into effect on June 1, 2003, determines the party liable for payment of stamp duty with respect to each type of document subject to such law. Following such amendment, Section 15(5) of the Stamp Duty Law generally provides that stamp duty on most agreements shall be paid by the parties that signed such agreement, jointly or severally, or by the party that undertook under such agreement to pay the stamp duty. The Stamp Duty Law also provides that the failure to pay stamp duty could result in certain fines prescribed in such law.

Following such amendment, in July 2004, a large number of Israeli companies received a request from the Customs and VAT Department of the Israel Ministry of Finance to disclose agreements (including memoranda) that were signed after June 1, 2003 with the aim of collecting stamp duty with respect to such agreements. We have not received such a request. Based on the advice of our Israeli legal counsel, we may only be required to pay stamp duty on documents signed on or after August 2004. If such is the case, we believe that the amount, if any, that we would be required to pay if we did receive such a request would be immaterial. However, we cannot assure you that the tax authorities or the courts will accept such view. The legitimacy of the aforementioned amendment to the Stamp Duty Law and of said actions by the Israeli tax authorities are currently under review by the Israeli High Court of Justice. Although at this stage it is not yet possible to evaluate the effect, if any, on us of the amendment to the Stamp Duty Law, the same could adversely affect our results of operations.

In January 2005, an order was signed in accordance with which the said requirement to pay stamp duty is cancelled with effect from January 1, 2008. Furthermore, pursuant to such order, as of January 1, 2005, stamp duty is no longer chargeable on, among others, loan agreements and mortgage agreements.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, known as the Chief Scientist, for research and development programs and we may apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including paying royalties with respect to grants received. If we fail to comply with these conditions in the future, sanctions might be imposed on us, such as the grants could be cancelled and we could be required to refund any payments previously received under these programs.  Any products developed with these grants are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee and pay increased royalties. In addition, we are prohibited from transferring the technology developed with these grants to third parties in Israel without the prior approval of a governmental committee and are prohibited from transferring the technology developed with these grants to third parties outside Israel.  The Government of Israel has reduced the grants available under the Chief Scientist’s program in recent years, and this program may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Chief Scientist, see Item 5.C. – “Research and Development, Patents and Licenses” below.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our Israeli auditors, or to assert U.S. securities laws claims in Israel.

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

If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into non-Israeli currency and transferred out of Israel.  The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in NIS at the rate of exchange on the date of payment, but the judgment debtor also may make payment in non-Israeli currency.  Pending collection, the amount of the judgment of an Israeli court stated in NIS ordinarily will be linked to the Israel Consumer Price Index plus interest at the annual rate (set by Israeli law) prevailing at that time.  Judgment creditors bear the risk of unfavorable exchange rates.  As a result of the foregoing, it may be substantially more difficult to enforce a judgment against us, our officers, directors and auditors, than against domestic U.S. defendants.

Provisions of Israeli law and our articles of association may delay, prevent or make difficult a change of control and therefore depress the price of our stock.

Provisions of Israeli corporate law may have the effect of delaying, preventing or making more difficult a merger with, or acquisition of, us.  The Israeli Companies Law generally provides that a merger be approved by the board of directors and a majority of the shares present and voting on the proposed merger. For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party or its general manager) have voted against the merger. Upon the request of any creditor of a party to the proposed merger, a court may delay or prevent the merger if it concludes that there is a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the surviving company.  Finally, a merger may generally not be completed unless at least (i) 50 days have passed since the filing of a merger proposal signed by both parties with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties to the merger.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company, unless there is already another 25% or greater shareholder of the company.  Similarly, an acquisition of shares must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquiror becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquiror becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer.  If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

ITEM 4.          INFORMATION ON THE COMPANY

4.A.     History and Development of the Company

RiT Technologies Ltd. was incorporated in Israel and commenced operations in 1989. We are a company limited by shares and operate under Israeli law. The principal legislation under which we operate is the Companies Law, which replaced most of the provisions of the Companies Ordinance effective as of February 1, 2000.

Our main offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, telephone number +972-3-645-5151. Our agent in the United States is RiT Technologies, Inc., which was incorporated in 1993 under the laws of the State of New Jersey and is located at 900 Corporate Drive, Mahwah, New Jersey 07430, telephone number +1-201-512-1970. The U.S. Subsidiary is primarily engaged in the selling and marketing of our products in the Unites States.

We became a publicly-traded company on the Nasdaq National Market, traded under the symbol RITT upon our initial public offering on July 22, 1997. The listing of our shares was transferred to the Nasdaq SmallCap Market on January 12, 2004 and we are still traded under the symbol RITT. We have not undergone any material business changes, such as mergers, acquisitions, dispositions or bankruptcy.

On July 26, 2004, we completed a private placement transaction in which we issued 5,064,129 of our ordinary shares at $1.40 per share, for aggregate proceeds (before expenses) of approximately $7.1 million.  In connection with this transaction, we also issued warrants to purchase up to 1,266,032 of our ordinary shares. The warrants are exercisable through July 26, 2009 at an exercise price of $1.75 per ordinary share.  As of December 31, 2004, warrants to purchase 42,858 ordinary shares were exercised. We have registered the resale of the ordinary shares (and the ordinary shares issuable upon exercise of the warrants) issued in the private placement pursuant to a registration statement on Form F-3, which was declared effective on November 22, 2004. Please see Item 10.C. for more information about this transaction.

During 2004, our capital expenditures totaled approximately $0.25 million (compared to $0.7 million during 2003 and $0.2 million during 2002), all of which was used for machinery, computers and research and development equipment purchases.  Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. All of the above expenditures were paid from internally generated funds.  During 2004, 2003 and 2002, we did not make any significant divestitures nor are any such divestitures in progress.

There have been no public takeover offers by third parties in respect of our shares or by us in respect of other companies’ shares.

4.B.          Business Overview

4.B.1. Operations and Principal Activities

We are the innovators of intelligent physical layer solutions for improved control, utilization and maintenance of networks.  The physical layer of a network is the part of the network which defines the physical means of sending data and voice over network devices, interfaces between network media (such as cables) and devices, and defines the optical, electrical and mechanical characteristics of the network.  Our extended line of intelligent physical layer solutions addresses the needs and demands of enterprises and carriers in the rapidly evolving and changing  communications networks markets.

In the enterprise market, our intelligent physical layer management solutions (“IPLMS”) address the need to maximize control and maintenance efficiency and reduce an enterprise’s  network infrastructure ownership costs by adding a new dimension to conventional network management: intelligent physical layer management capability. The increasing demand for bandwidth in local area networks, or LANs, has led to a continuing evolution in requirements and standards for high performance structured cabling, the backbone of enterprise data networks. Upon our inception, we responded to this need by developing structured cabling products, specifically our SMART Cabling System™, an end-to-end network infrastructure solution which provides the required end to end connectivity solutions for both copper and fiber.

In 1999, we introduced our Category 6 cabling product line, CLASSix, which supports cutting edge data communication protocols such as Gigabit Ethernet. It enables builders of new infrastructure to prepare for the increasing bandwidth requirements. Building upon our foundation in structured cabling products, we developed and introduced PatchView our intelligent physical layer management solution, or IPLMS. PatchView™ provides real-time connectivity information with respect to the data network’s connectivity infrastructure and significantly enhances the control, maintainability and visibility of the network, as well as reducing the total cost of ownership. In 1999, we introduced our PatchView for the Enterprise™ software. PatchView for the Enterprise leverages our unique ability to identify physical network connections in real-time and extends the capability to all network resources, from physical connectivity components to switches, servers, PCs and other hard and soft, active and passive, network components. In 2004 we launched PVMax™, a new hardware platform for PatchView. The launch followed a successful six-month beta trial during which PVMax, together with the latest version of PatchView for the Enterprise, was used to manage more than 80,000 ports in one communication room at a customer site. This new generation allows unlimited size installation support and self learning capabilities to shorten the setup time, as well as dozens of improvements based on customer feedback and requests gathered over the last few years. Using our enterprise solutions, enterprises can utilize their network infrastructures better.

In the carrier field, our solutions enable reliable mass verification and qualification by telcos to reduce operational costs, increase customer satisfaction and increase revenues in order to compete with other access providers of infrastructure and databases, such as wireless providers.  In 1996, we introduced PairView™, a comprehensive outside plant management and qualification system. The PairView™ system enables the telcos to achieve greater operational efficiencies by identifying, recording and testing of the connectivity routing of local loop pairs – the telephone lines, and updating the telcos’ database, leading to significant savings and better control over their wire line infrastructure.

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

During 2004, we introduced PairView™ Pro, the first Local Loop Mass Verification system that can identify and map all the digital services (xDSL, ISDN, etc.) carried on a line. Based on the PairView™ system, the new solution, like its predecessor, gathers information about the line’s telephone number, type, connectivity status, electrical characteristics, and routing, unintrusively from active and inactive pairs. The result is a reliable database, which becomes a platform for more accurate billing, efficient maintenance, and effective network management. In addition, PairViewPro provides a thirty percent increase (over its predecessors) in the scanning speed and an improved Graphical User Interface – all of which combine to provide carriers with higher technician efficiency and an even faster return on their investment.

Our strategy is to utilize our expertise, innovative products and continued research and development activities to strengthen our position as innovators of intelligent physical layer solutions for improved control, utilization and maintenance of networks. While we expect that our structured cabling products will contribute to future revenue growth and profitability, we believe that the major contributor to our revenue and profitability growth will be our intelligent physical layer solutions, PatchView, PairView, PairViewPro and PairQ. We will seek to expand our markets and product lines by enhancing existing systems, introducing new systems and expanding to new markets to capitalize on our expertise in intelligent physical layer network solutions.

We market our products in more than 60 countries including through our wholly-owned subsidiary in the United States, RiT Technologies, Inc., and representative offices in Germany and Russia.

4.B.2. Principal Markets

Enterprise Solutions: Intelligent Physical Layer Management and Structured Cabling Solutions

The rapid growth in computer networking has resulted from the rising number of computers in use within enterprises, decreasing hardware costs and the rapidly increasing number of network related services. These services include Internet connectivity, internal connectivity through an “Intranet,” mass data storage and manipulation and other data intensive networking activities.  An enterprise’s local area network, or LAN, and wide area network, or WAN, connects computers, servers and active network equipment to each other and to the outside world. The networking resources of the enterprise are connected by an infrastructure of cables, patch panels and cords and outlets.

These vast and complex networks must be supported by proper documentation of resources and assets. Busy organizations perpetually “Move, Add and Change,” or MAC, people and equipment. Such MACs are implemented by repatching patch cords at the communications center. Over time, the communications center becomes characterized by patch cord chaos, which makes it difficult to change or trace connections, resulting in unnecessary waste of network resources and assets, increased network downtime, as well as a waste of staff time. When changes become necessary, the network administrator must verify current connections, plan modifications and issue work orders. The technician then has to execute work order instructions and report details of all changes to the network administrator. Due to the manual record-keeping of MACs, network administrators are regularly confronted with inaccurate connectivity records and the challenge of effectively maintaining physical network connections. This is even more acute in case of a network fault, where locating and fixing the problem quickly is crucial, and failure to fix the problem may result in heavy losses to the enterprise.  Although existing network management software packages ease the record-keeping burden by maintaining computerized databases of physical layer records, this software operates off-line and changes must still be manually traced, recorded and entered into the system. Furthermore, current network management software associated with active equipment focuses on managing the logical level (protocols and network traffic), rather than the physical one. PatchView is our intelligent physical layer network management system for the enterprise. It provides real-time information on the status of connections between equipment in the network, reports all connectivity changes to the Network Management System (NMS) running our PatchView for the Enterprise software, and guides the system administrator in planning and implementing network changes.  Together with our PatchView Scanners and SMART Patch Panel technology, PatchView for the Enterprise monitors the network’s physical layer.

Our principal structured cabling product is our SMART Cabling System, a high-performance, structured cabling system for commercial buildings. It is comprised of a comprehensive collection of patch panels, communications outlets, cables, patch cords and complementary products to provide the required end to end connectivity solutions for both copper and fiber.

The end users of our enterprise solutions are typically medium to large-size enterprises. These organizations, in sectors such as finance, government, industry, media and telecommunications, ordinarily make their purchasing decisions based on the recommendations of consultants.

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

In this competitive world, the telcos’ most valuable weapon is their access infrastructure, or more precisely their copper infrastructure in the local loop – the telephone lines. The local loop is the network of physical transmission links that connect telephone subscribers to a local telco exchange. Like all networks, but on a much greater scale, the local loop is comprised of a huge number of wires (copper pairs), the location, identity, quality and functionality of which must be monitored and documented by the telcos. Typically, it contains hundreds of thousands of copper pairs spread across a large area through a number of main distribution frames (“MDFs”) and hundreds to thousands of street cabinets. Some copper pairs are active telephone or data lines, while others are inactive pairs reserved for future growth. Information with respect to the local loop is maintained by the telcos in large databases. This information relates to cable distribution, pair ranges on cross-connect frames, pair routings, line type (voice, data or other), assigned service, assigned phone number and electrical characteristics of the copper pair, all of which are of vital importance to the telcos in servicing and planning.

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

Third, after performing the mapping and testing functions, the system imports the data from the telco’s database, compares it with the system’s findings and updates the database automatically or manually.

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

In 2004, Europe was the dominant market for our sales. See “Item 3.D. – Risk Factors.” Nevertheless, the general slowdown in the carrier and enterprise solutions markets, as described in “Item 3.D – Risk Factors,” has affected and may continue to affect our sales in the future, and European markets may not remain dominant in the same manner.

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

Our total consolidated sales in 2002, 2003 and 2004, broken down by geographical destination and major product lines, were as follows:

                    Classification of sales by geographical destination: 1

	Year Ended December 31,

	2002	2003	2004

	US$	US$	US$

United States	6,632,462	3,207,506	7,605,014
Europe	9,395,988	9,429,649	8,329,907
Israel	1,473,880	1,744,883	1,529,063
Rest of world	921,176	807,279	963,159

	18,423,506	15,189,317	18,427,143

(1)	Sales are attributed to geographical areas based on location of customers.
(2)	During 2004, significant sales resulted from orders received from a major U.S. enterprise customer.

                    Sales by major product lines:

	Year Ended December 31,

	2002	2003	2004

	US$	US$	US$

Enterprise Solutions	16,429,652	12,830,024	16,132,554
Carrier Solutions	1,993,854	2,359,293	2,294,589

	18,423,506	15,189,317	18,427,143

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

Our distributors generally sign a non-exclusive International Distributor Agreement. A small minority of our distributorships is exclusive and, in some countries, we protect our distributors by not selling to other distributors in the same area, although we are not required to do so. In the United States, we sell our products through our wholly owned subsidiary, RiT Technologies, Inc. RiT Technologies, Inc. sells our products primarily through independent manufacturer’s representatives, distributors and system integrators. A substantial majority of our distributors are neither obligated to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. We maintain a representative office in Moscow, Russia, which coordinates marketing activities in the CIS, a representative office in Düsseldorf, Germany and we are in the process of establishing a new representative office in the Peoples Republic of China. Certain risks are related to international sales and dependence upon distributors and resellers, as described above in “Item 3.D - Risk Factors.”

Our distributors serve as an integral part of our marketing and service network around the world. We focus the majority of our sales and marketing resources on our distributors, providing them with ongoing training, communications and support. Distributors regularly visit our Israeli headquarters, and our employees regularly visit distributors’ sites. Periodic distributors’ meetings and technical seminars are organized by us to further advance our relationships with our distributors and to familiarize them with our products.

In addition, we, in conjunction with our distributors, prepare exhibitions of our products worldwide, place advertisements in local publications, encourage exposure in the form of editorials in communications journals and prepare direct mailings of flyers and advertisements focusing on our products. We have published an electronic catalog, which is available both on CD-ROM and on-line through our Web site. In 2004, our three largest distributors accounted for approximately 15.8%, 6.7% and 5.4%, respectively, of our enterprise sales.

The leading vendors of data communications network infrastructure equipment have begun adding management capabilities to their solution portfolios. Recognizing this interest, we have several strategic alliances for joint marketing and sale of our PatchView system as a means of expanding our market exposure and our customer base and enhancing our enterprise solutions sales prospects. Our existing strategic partnerships include Panduit Corporation (selling PatchView under the brand name PanView), Brand-Rex (part of the Novar Group) (selling PatchView under the brand name SmartPatch), Belden/CDT (previously known as Nordx/CDT) (selling PatchView under the brand name IntellimacPlus) and  ADC (previously known as Krone).  In 2004, our strategic partners together accounted for approximately 12%, of our enterprise sales.

We have developed the following marketing programs to promote our products:

The PatchView Partner Program. The goal of this program is to achieve customer satisfaction with PatchView system installations by ensuring professional pre-sale treatment, professional planning of the installation, professional installation and professional post-sale service by our PatchView distributors. Through this program, PatchView systems are sold only through distributors or system integrators who have been qualified by us to market these systems upon meeting certain requirements (“PatchView Partners”); individuals trained and qualified by us (“PatchView Consultants”) provide technical and support services; and an installation certificate is issued to the end-user, entitling the end-user to a one-year warranty.

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

Prior to completing a sale of products such as the PairView system to telcos, a seller typically undergoes a lengthy approval processes. The sales cycle usually takes eighteen to thirty-six months. Accordingly, in marketing our carrier solutions, we are often required to submit successive generations of existing and new products to our customers for approval. The length of the approval process is affected by a number of factors, including the complexity of the product involved, technological priorities and budgets of the telcos and regulatory issues affecting telcos. After completing technical evaluation in which a new product’s function and performance are analyzed, a telco ordinarily will conduct field trials simulating operations to evaluate performance and to assess ease of installation and operation.

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

During the process described above, telcos establish procedures, train employees to install and maintain the new product or system, and obtain feedback on the product or system from operations personnel. Throughout the customer approval process, we commit senior technical and marketing personnel to aid in trials and to actively support the customer’s evaluation efforts.

In addition, we participate in exhibitions worldwide, place advertisements in professional publications and trade journals, and encourage exposure in the form of editorials in communications journals.

Customer Service and Support

We believe that providing a high level of customer service and support to our end-user customers is essential to the success and acceptance of our products and solutions. We offer a technical support help desk to our distributors worldwide. We also support our customers via phone, fax, e-mail or on-site visits. We also publish application and technical notes for distributors, integrators, manufacturer’s representatives and end-users to assist in using our products more efficiently. In certain territories, we maintain local customer support personnel.

In addition to our direct service and support activities, our worldwide distributors and representatives provide sales, service and technical support functions for our products and solutions to end-user customers in their respective territories. They offer technical support in the end-user’s language, attend to customer needs during local business hours, translate our product and marketing literature into the local language and conduct user programs and seminars.

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

There are no customers who have a contractual obligation to order additional products from us. See “Item 3.D. – Risk Factors.” We have no individual contracts with customers or suppliers which are material to our business or profitability.

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

Enterprise Solutions

Competition in the structured cabling segment of the enterprise solutions market is intense. Many companies, including, among others, Commscope (SYSTIMAX division), Tyco/AMP, Panduit, Ortronics, Nordx and Siemon from the United States and Canada, and Alcatel, Brand-Rex, Nexans, ITT Cannon, ADC (previously known as Krone) and Siemens from Europe, develop and sell products which directly or indirectly compete with our structured cabling infrastructure.

We are aware of two products currently in the market that compete directly with our PatchView solution: the iTRACS system produced by the iTRACS Corporation and the SYSTIMAX iPatch System produced by Commscope.  Although these systems are competitive with our PatchView system, we believe that their entry into the market reflects the growing acceptance of the IPLMS concept.  We cannot assure you that there are no, or that in the future there will not be, other products which directly compete with the PatchView system. We also have  strategic arrangements with Panduit Corporation, Brand-Rex (part of the Novar Group), ADC (previously known as Krone) and Belden/CDT (previously known as Nordx/CDT) Nordx for the sale of our PatchView system. Although we expect the arrangements with these leading vendors to contribute to establishing PatchView as a leading technology, these vendors also will compete with us for intelligent physical layer management customers. Moreover, as the popularity of the IPLMS concept increases, we expect substantial competition from established and emerging networking and structured cabling companies.

Carrier Solutions

Since the Fluke Corporation’s acquisition of the Harris Corporation’s test division last year, there is only one global competitor to PairView in the market, which is the DaVaR Loop Management System of the Fluke Corporation.  SPE S.r.l. also offers a similar, although local and less comprehensive, product that competes with PairView.  With respect to PairQ, Fluke Corporation has recently announced their NetDSL product, which incorporates capabilities similar to PairQ, as a derivative of its record verification process.  To our knowledge, this product is limited in its capabilities of testing active lines as a stand-alone product. Switch based testers, such as those manufactured by Teradyne, Porta Systems and Spirent, compete indirectly with PairQ. However, we cannot assure you that no other competitors exist. Moreover, we expect substantial competition from established and emerging telecommunications companies, with the increased popularity of the concept of outside plant qualification and management.

Increased competition, direct and indirect, could have a materially adverse effect on our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure you that we will not be subject in the future to such factors, which could materially adversely affect our business, financial condition and results of operations.

4.C.     Organizational Structure

Our wholly-owned subsidiary in the United States, RiT Technologies, Inc., was incorporated in 1993 under the laws of the State of New Jersey, and is primarily engaged in the selling and marketing in the United States of our products.

In May 1997, we incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd., intended to make various investments including in our securities. As of December 31, 2004, RiT Tech (1997) Ltd. holds 0.12% of our outstanding shares.

Messrs. Yehuda and Zohar Zisapel are our founders and principal shareholders. Yehuda Zisapel is also a director. See “Item 6 - Directors, Senior Management and Employees” and “Item 7 - Major Shareholders and Related Party Transactions.” One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies that, together with us and their respective subsidiaries and affiliates, are known as the “RAD-BYNET Group.” Such other corporations include, but are not limited to, RAD Data Communications, RADCOM Ltd., RADVision Ltd., SILICOM Ltd., RADWARE Ltd., AXERRA Ltd., CERAGON Ltd., BYNET Data Communications Ltd. and its subsidiaries, BYNET ELECTRONICS LTD. and its subsidiaries, and several real estate and pharmaceutical companies. There is no formal legal structure that links the corporations in the RAD-BYNET Group and each company is a separate legal entity.

4.D.     Property, Plants and Equipment

We do not own any real property. We lease from an affiliate of our principal shareholders an aggregate of 25,758 square feet of office and manufacturing premises in Tel Aviv, Israel and we lease 6,545 square feet of warehousing premises in Rosh Haayin, Israel. Aggregate annual lease payments in 2004 for the Tel Aviv and Rosh Haayin premises were approximately $491,414. We also lease 606 square feet of office premises for our representative office in Moscow, at an annual rent of approximately $54,000. RiT Technologies, Inc., our U.S. subsidiary, leases approximately 900 square feet in Mahwah, New Jersey, from an affiliate of ours, at an annual rent of approximately $20,000. See “Item 7 – Major Shareholders and Related Party Transactions” and Notes 5B and 9 to our Consolidated Financial Statements included in this annual report.

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

Executive Summary - Year Ended December 31, 2004

Sales in 2004 were approximately $18.4 million, an increase of approximately 21% compared with sales of approximately $15.2 million in 2003. The cost of sales as a percentage of revenues decreased by approximately 16% compared with 2003. This decrease resulted from (a) a decrease in our inventory write-downs to approximately $0.4 million in the fourth quarter of 2004 from approximately $1.9 million in the third quarter of year 2003 and (b) a different distribution of revenues by geographic area in 2004 which provided us with higher margins See Note 8A5 and NOTE 8B2 to our Consolidated Financials Statements. Our inventory write–down charge in 2003 resulted from our long sales cycles during 2002 and 2003. These long sales cycles, especially on the carrier side, meant that certain products became outdated before we could sell them. Therefore, we wrote down the value of these inventories as of December 31,2003, recording a one-time charge of $1.9 million. Since both the carrier solutions and the enterprise solutions markets showed indications of the beginning of a recovery in 2004, especially on the carrier side, our inventory write-down charge decreased significantly in 2004.

Research and development expenses, net, were approximately $3.5 million in 2004 and $3.9 million in 2003. As a percentage of sales, research and development expenses decreased to 18.9% of sales in 2004 from 25.4% of sales in 2003, due to the higher level of revenues and a decrease in our research and development activities in 2004.

Sales and marketing expenses were approximately $6.2 million in 2004, compared with approximately $5.9 million in 2003. The increase is mainly due to the increase in our local marketing efforts, which we implemented in order to increase our sales.

As a result of our net losses during the year ended December 31, 2004, we used approximately $4.2 million in cash during that period. We had a net loss of approximately $3 million in 2004, compared with net loss of approximately $6.8 million in 2003. The improvement in net loss in 2004 in comparison with 2003 is attributable to the increase in our revenues and margins, as well as a decrease in inventory write-downs during 2004.

At December 31, 2004, we had cash, cash equivalents and marketable securities of approximately $8.3 million. We may need to raise additional financing in the future to support our operations and our growth strategy.  There is no assurance that we will be able to raise additional financing in the future, which may have a negative effect on our operations and growth strategy.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Some of those judgments can be subjective and complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by us, there may be alternative estimates, judgments or assumptions, which are also reasonable. The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. These policies are discussed in Note 2 to our consolidated financials statements included in this annual report. We are also be subject to risks and uncertainties that may cause actual results to differ from our estimates, judgments and assumptions, such as changes in the economic environment and competition. Certain of these risks and uncertainties are described in under Item 3.D. herein. Our critical accounting polices include:

Revenue recognition

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines, several of which are discussed below, in measuring revenue.  However, such guidelines may require the exercise of certain judgments, estimates and assumptions.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. When the sale arrangement includes customer acceptance provisions, revenue is not recognized before we have demonstrated that the criteria specified in the acceptance provisions have been satisfied.

We apply the guidance in Emerging Issues Task Force (“EITF”) Issue No. 00-21 to determine if the contract or arrangement contains more than one unit of accounting, as defined in EITF 00-21, and, if applicable, the allocation of the arrangement consideration to such units of accounting.

All of our contracts include a warranty period and some also include training services.  We have no obligation to provide installation services or customer service and support with sales of our products.

We believe that in the future these or enhanced training services may be sold separately, after the delivery of the systems.  In such cases, there may be objective and reliable evidence of the fair value of these training services and we would alter our revenue recognition policy accordingly.

For the fiscal year ended December 31, 2004, there were no cases where training services had not been rendered by the end of the fiscal year.

We sell most of our products and solutions through distributors, value added resellers, system integrators and installers. We generally recognize revenue from such distribution channels at the time of shipment.

Amounts received from customers prior to product shipment are classified as advances from customers.

We generally do not grant the right to return except for replacement of defective products, for which a warranty allowance is recorded at the time of shipment.

Allowances for product warranties

It is our policy to grant a warranty for periods of 12 to 36 months, except with respect to our end-to-end cabling systems (the SMART Cabling System, SMART GIGA Cabling System and CLASSIX Cabling System) which, when installed by a Certified Cabling Installer, and registered by us, are granted 15-year warranties (for the SMART Cabling System and the SMART GIGA Cabling System) or 20-year warranties (for the CLASSIX Cabling System) for system performance. The balance sheet provision for warranties for all periods through December 31, 2004 is determined based upon our experience regarding the relationship between sales and warranty expenses. See “Note 2M-Allowance for Product Warranty” to our consolidated financial statements included elsewhere in this Annual Report on Form 20-F. This determination may require the exercise of certain judgments, estimates and assumptions.

The warranty for our products is a basic manufacturer warranty accounted for under SFAS No. 5 and is not a portion of multiple element revenue.  Besides the warranty period, we have no obligation for continuing customer service and support.

Our provision for warranty is calculated for sales of carrier and enterprise systems (Pair-Q, Pair View and our Patch View products).  The formula that we use to estimate the warranty provision for the systems being sold for each period takes in consideration the following variables:

•	Number of systems,

•	Systems cost

•	Remaining warranty period; and

•	Elements related to the customer’s history, including sales region, number of systems bought, past experience and failures on previous sales.

To determine the probability of warranty expense, our carrier customer support engineers qualify customers in advance to estimate the relevant factors such as professionalism of their work force, environmental conditions and working conditions in the field.  On the enterprise side, the probability is fixed and based on past experience.

Allowances for doubtful accounts

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

The balance sheet allowance for doubtful debts for all the periods through December 31, 2004, is determined as a specific amount for those accounts the collection of which is uncertain.

In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor’s ability to pay, all of which can change rapidly and without advance warning.

Inventories

Inventories are stated at the lower of cost or market.  In respect of work in process and finished products, the cost of raw materials and components is determined on the moving average basis and labor costs and the cost of overhead components are determined on the basis of actual manufacturing costs.  In determining inventory value, we make assumptions as to the market value of inventory.  If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory write–downs and our gross margin could be adversely affected.  In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically.

Accounting for Stock-based Compensation

SFAS 123 “Accounting for Stock-based Compensation” establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option. As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants. The fair values of stock based compensation awards granted were estimated using the “Black – Scholes” option pricing model with certain assumptions that are significant inputs.

The critical assumptions relate to determining the expected life of the option-considering the outcome of service-related conditions (i.e., vesting requirements and forfeitures), expected volatility of the underlying stock-an estimate of the future price fluctuation of the underlying stock for a term commensurate with the expected life of the option, expected dividend yield on the underlying stock-reflecting a reasonable expectation of dividend yield commensurate with the expected life of the option, and risk-free interest rate during the expected term of the option-the rate currently available for zero-coupon U.S. government issues with a remaining term equal to the expected life of the options.

SFAS 123 requires that the option pricing model used consider management’s expectations about the life of the option, future dividends, and stock price volatility. Both the volatility and dividend yield components should reflect reasonable expectations commensurate with the expected life of the option. To determine the expected volatility of 85.5%-88.9% for the year ended December 31, 2004 (89.2% and 97.7% for the years ended December 31, 2003 and 2002, respectively), we generally begin with calculating historical volatility over the most recent period equal to the expected life of the options. The expected dividend yield on the underlying for all relevant periods is zero since there is no history of paying dividends. The expected life of an employee stock option award of 1-4 years (mainly 4 years as of the date of the grant) was estimated based on reasonable facts and assumptions on the grant date. The following factors have been considered: (1) the vesting period of the grant, (2) the average length of time similar grants have remained outstanding, and (3) historical and expected volatility of the underlying stock. These estimates introduce significant judgment into determining the value of stock-based compensation awards.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of $8.5 million as of December 31, 2004, which relates primarily to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. As at December 31, 2004, we have not yet generated any taxable income. In the event that we generate taxable income in the future, we may be required to adjust our valuation allowance.

Financial Data

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of total revenue:

	Year Ended December 31,

	2002	2003	2004

Sales	100.0%	100.0%	100.0%
Cost of sales	60.1	71.0	54.6

Gross margin	39.9	29.0	45.4

Operating cost and expenses:
Research and development, gross	22.7	26.2	20.4
Less - royalty-bearing participation	1.5	0.8	1.5

Research and development, net	21.2	25.4	18.9
Sales and marketing	42.6	38.6	33.5
General and administrative	14.1	10.4	9.3

Total operating expenses	77.9	74.4	61.7

Operating income (loss)	(38.0)	(45.4)	(16.3)
Financial income, net	0.5	0.5	0.2

Net Income (loss) for the year	(37.5)	(44.9)	(16.1)

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Sales.  Sales consist of gross sales of products less discounts and refunds. Sales increased to approximately $18.4 million in 2004 compared with approximately $15.2 million in 2003, primarily due to an increase in our enterprise solutions revenues in North America.

The enterprise solutions market has been in a slowdown since the latter part of 2000. This slowdown has negatively affected our enterprise solutions sales. Although beginning in the second half of 2003 the market started to show signs of recovering and our year-over-year sales increased in 2004, there is no guarantee that the enterprise solutions market will continue recovering in the future.

Our carrier solutions have been designed for sale to telcos, which traditionally have made a relatively large portion of their equipment purchases during the fourth quarter of each year. Due to the telecommunications market slowdown, which began in the latter part of 2000, some telcos instituted budgetary freezes or postponements, which have deferred potential orders. This affected our financial results for 2002 and 2003. Although during 2004 the telecommunications market began recovering and our carrier sales showed signs of improvement, there is no assurance that this trend will continue in the future or that the telecommunication market will fully recover.

Cost of Sales.  Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees and overhead related to our manufacturing operations. Cost of sales was approximately $10.1 million in 2004 compared with $10.8 million in 2003. This decrease is primarily attributable to the decrease in our inventory write-downs and from the changes in our inventories levels. Cost of sales as a percentage of sales was 54.6% in 2004, compared with 71% in 2003. This decrease resulted from (a) a decrease in our inventory write-downs to approximately $0.4 million in the fourth quarter of 2004 from approximately $1.9 million in the third quarter of year 2003 and (b) a different distribution of revenues by geographic area in 2004 which provided us with higher margins. See Note 8A5 and NOTE 8B2 to our Consolidated Financials Statements. Our inventory write–down charge in 2003 resulted from our long sales cycles during 2002 and 2003. These long sales cycles, especially on the carrier side, meant that certain products  became outdated before we could sell them. Therefore, we wrote down the value of these inventories as of December 31, 2003, recording a one-time charge of $1.9 million. Since both the carrier solutions and the enterprise solutions markets showed indications of the beginning of a recovery in 2004, especially on the carrier side, our inventory write-down charge decreased significantly in 2004.

Research and Development Expenses. Research and development expenses consist primarily of compensation costs attributable to employees engaged in ongoing research and development activities, development-related raw materials and sub-contractors, and other related costs. Research and development expenses were approximately $3.8 million in 2004 compared with $4.0 million in 2003. As a percentage of sales, research and development expenses decreased to 20.4% of sales in 2004 from 26.1% of sales in 2003, due to the higher level of revenues and a decrease in our research and development activities in 2004.

In 2003 Grants from the Chief Scientist were approximately $1.5million in 2004 and $0.7 million in 2003.

Sales and Marketing Expenses. Gross sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses.  Sales and marketing expenses were approximately $6.2 million in 2004, compared with approximately $5.9 million in 2003. The increase is mainly due to the increase in our local marketing efforts, which we implemented in order to increase our sales.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses. General and administrative expenses were approximately $1.7 million in 2004, compared with approximately $1.6 million in 2003. This 6% increase was primarily related to salary increases implemented at the end of the year.

Financial Income, Net. Net financial income was approximately $0.03 million in 2004, compared with financial income, net, of approximately $0.08 million in 2003. This decrease was due to the decrease in our cash and cash equivalents during the first half of 2004.

Net Loss. We had a net loss of approximately $3 million in 2004, compared with a net loss of approximately $6.8 million in 2003. The improvement in net loss in 2004 in comparison with 2003 is attributable to the increase in our revenues and margins, as well as a result of the decrease in inventory write-downs during 2004.

Year Ended December 31, 2003 Compared with Year Ended December 31, 2002

Sales.  Sales consist of gross sales of products less discounts and refunds. Sales decreased to approximately $15.2 million in 2003, compared with approximately $18.4 million in 2002, primarily due to the continuing effects of the global enterprise solutions market and carrier solutions market slowdowns which continued to restrain the overall level of our customers’ capital expenditures both in the enterprise and the carrier solution markets.

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

Cost of Sales.  Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees and overhead related to our manufacturing operations. Cost of sales was approximately $10.8 million in 2003, compared with $11.0 million in 2002. This decrease is primarily attributable to the decrease in sales. Cost of sales as a percentage of sales was 71% in 2003, compared with 60.1% in 2002. This increase resulted primarily from an inventory write-down of approximately $1.9 million taken in the third quarter of the year, compared with an inventory write-down of approximately $1.5 million taken in the third quarter of 2002 and from the changes in the company’s liability for product warranty. See Note 2M “Allowance for product warranty” to our Consolidated Financials Statements.

Research and Development Expenses. Research and development, net, expenses consist primarily of compensation costs attributable to employees engaged in ongoing research and development activities, development-related raw materials and sub-contractors, and other related costs. Research and development, net, expenses were approximately $3.9 million in both 2003 and 2002. As a percentage of sales, research and development, net, expenses increased to 25.4% of sales in 2003 from 21.3% of sales in 2002, due to the lower level of revenues. Grants from the Chief Scientist were approximately $0.1 million in 2003 and $0.3 million in 2002.

Sales and Marketing Expenses. Gross sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses. Sales and marketing expenses were approximately $5.9 million in 2003, compared with approximately $7.8 million in 2002. The decrease is mainly due to our significant cost-cutting program, which we implemented in order to reduce our expenses in light of lower revenues. At the same time, commencing the end of year 2002, we increased our local marketing and sales expenses in certain European countries via new representative agreements.   As a result, on a percentage of sales basis, sales and marketing expenses decreased to 38.6% in 2003 from 42.6% in 2002, since the expense reduction was not at the same percentage as the sales decrease.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debts expenses. General and administrative expenses were approximately $1.6 million in 2003, compared with approximately $2.6 million in 2002. This 39% decrease was primarily related to our significant cost-cutting program, which we implemented in order to reduce our expenses in light of lower revenues and a significant decrease in our doubtful debts provisions, resulting from recovering approximately $0.2M of amounts previous charged off. The recovery of those amounts primarily resulted from the financial recovery of one of our clients in Western Europe and from amounts received from the Israel Foreign Trade Risk Insurance Corporation. As a result, on a percentage of sales basis, general and administrative expenses were 10.4% in 2003 and 14.1% in 2002.

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

Impact of Foreign Currency Fluctuation. For a description of the impact of foreign currency fluctuations on us, see the heading entitled “Impact of Inflation and Currency Fluctuations.” in ITEM 11.

Government Policies Which Could Affect Our Operations.  We receive tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”) for investment programs in our production facilities that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits could seriously harm our business, financial condition and results of operations. For more information about Approved Enterprises, see Item 10.E. – “Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959” below and Note 7B to the financial statements.

The Investments Law will expire on March 31, 2005, unless its term will be extended. Accordingly, requests for new programs or expansions that are not approved on or before March 31, 2005 will not confer any tax benefits, unless the term of the law will be extended. On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the Investments Law. Among others, the bill proposes certain changes to both the criteria and procedure for obtaining Approved Enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to Approved Enterprises under the Investments Law. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. In order to enact the bill as legislation, the bill must be approved by the Israeli parliament and published.The bill was approved by the Israeli parliament on March 29, 2005. However, since the final law has yet to be published, we and our shareholders face uncertainties as to the potential consequences of the final law. Because we cannot predict whether, and to what extent, the bill will eventually be enacted into law, we and our shareholders face uncertainties as to the potential consequences of the bill. The impairment or termination of our benefits could have a material adverse effect on our business, financial condition, and results of operations.

See 5.C.  “Research and Development, Patents and Licenses” for further discussion of government programs and policies which may affect us.

Recently Enacted Accounting Pronouncements

1.   EITF 03-1 Other than Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. On September 30, 2004, the FASB issued FSP 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1, ‘The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments’,” delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect.

We have adopted the disclosure requirements of EITF Issue 03-1 for investments accounts accounted for under SFAS 115 in fiscal year ended December 31, 2004.

2.     FASB Statement 123R Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (Revision 2004), “Share-Based Payment”, (SFAS 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as we currently disclose in Note 7. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error.  The provisions of SFAS 123R are effective for periods beginning after June 15, 2005, which will be our third quarter beginning July 1, 2005.

Based upon our projection of unvested stock options at the implementation date from stock options granted and outstanding as of December 31, 2004, we expect the adoption to result in the recognition of additional compensation expense of approximately $102,000 during fiscal 2005 and approximately $195,000 during fiscal 2006 and $193,000 during fiscal 2007.

3.     FASB Statement 151 Inventory Costs

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). SFAS 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for fiscal years beginning after June 15, 2005. We believe the adoption of SFAS 151 will not have a material impact on our consolidated financial statements.

4.     FASB - Statement 153 - Exchanges of Nonmonetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment to APB No. 29.” This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Adoption of this statement is not expected to have a material impact on our consolidated financial statements.

5.B.     Liquidity and Capital Resources

Since our initial public offering, we have met our financial requirements primarily through cash generated from operations, research and development and marketing grants from the Government of Israel, short-term bank borrowing and our sale of ordinary shares and warrants.

On July 26, 2004, we completed a private placement transaction in which we issued 5,064,129 of our ordinary shares at $1.40 per share, for aggregate proceeds (before expenses) of approximately $7.1 million.  In connection with this transaction, we also issued warrants to purchase up to 1,266,032 of our ordinary shares. The warrants are exercisable through July 26, 2009 at an exercise price of $1.75 per ordinary share.  As of December 31, 2004, warrants to purchase 42,858 ordinary shares were exercised.  We have registered the resale of the ordinary shares (and the ordinary shares issuable upon exercise of the warrants) issued in the private placement pursuant to a registration statement on Form F-3 which was declared effective on November 22, 2004.

Capital investments were approximately $0.2 million in 2002, $0.07 million in 2003, and $0.25 million in 2004. These expenditures were principally for machinery, computers and research and development equipment purchases. During 2005, we expect to invest additional resources for capital equipment. We do not have any material commitments for capital expenditures as of December 31, 2004.

At December 31, 2004, we had cash, cash equivalents and marketable securities of approximately $8.3 million, compared with $4.1 million at December 31, 2003. The increase in such balances as of December 31, 2004 compared to 2003 reflects the increased cash balance that resulted from our successful private placement transaction, which was completed on July 26, 2004.

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

We have arranged for a line of credit from Bank Hapoalim in the amount of $2 million, which expires on June 30, 2005. Prior to its expiration, we intend to renew and to increase this line of credit for an additional term of approximately 14 months. However, we cannot assure you that we will be successful in our efforts to do so. At February 28, 2005, the outstanding amount under this line of credit was $1,976,000  The line of credit is conditioned upon our compliance with the following financial requirements during the term of the credit facility : (1) a floating charge on all assets; (2) total shareholders equity will not be lower than $3 million and not lower than 35% of the total balance sheet assets; and (3) total working capital, calculated as trade receivables and inventory less accounts payable, will not be lower than $3 million. Although we currently are in compliance, if we do not satisfy these undertakings in full, Bank Hapoalim may demand payment of the outstanding amount of the line of credit and may refuse to grant us further credit.

Net cash used in operating activities was $4 million in 2004, $3.3 million in 2003, and $3.8 million in 2002. Net cash used in operating activities increased during 2004 primarily as a result of an increase in our operational expenses related to our increase in sales. Cash used in our operations decreased during 2003 from 2002 as a result of our significant cost-cutting program in the end of 2002, which we implemented in order to align our expenses with revenues.

Net cash used in investing activities was $0.25 million in 2004 and $0.07 million in 2003. Net cash provided by investing activities was $0.4 million in 2002. Investing activities consist primarily of fixed assets and marketable securities. Our principal investing activity in 2004 and 2003 was the purchase of equipment in the sums of $0.25 million and $0.07, respectively.  Our principal investing activity in 2002 was our receipt of the proceeds from the sale of marketable securities in the sum of $0.5 million.

Our contractual and contingent obligations and commitments at December 31, 2004 principally include obligations associated with our future operating lease obligations and a contingent liability to the Chief Scientist. See Note 5 to the Consolidated Financial Statements. We expect to finance these contractual commitments from cash on hand and cash generated from operations.

See Item 5.F. for a table of our material contractual obligations.

5.C.     Research and Development, Patents and Licenses

We believe that our future success will depend upon our ability to enhance our existing products and solutions and introduce new commercially viable products and solutions addressing the demands of the evolving markets for intelligent physical layer solutions  and, more specifically, enterprise IPLMS and outside plant qualification and management products on a timely basis. As part of the product development process, we work closely with current and potential customers, distribution channels and leaders in certain industry segments to identify market needs and define appropriate product specifications. Our employees also participate in numerous industry and standards forums in order to stay informed about the latest industry developments.

Grants from the Office of the Chief Scientist of the Israeli Ministry of Trade

From time to time we file applications for grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, known as the Chief Scientist. Grants received under such programs are repaid through a mandatory royalty based on revenues from products incorporating know-how developed with the grants or derived therefrom.  This government support is conditioned upon our ability to comply with certain applicable requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in Industry, 1984, and the regulations promulgated there under, or the Research and Development Law.

Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the committee.

In exchange, the recipient of such grants is required to pay to the Chief Scientist royalties from the revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program), usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program, plus interest.  The royalty rate applicable to our programs is 3.5%.

The Research and Development Law generally requires that the product developed under a program be manufactured in Israel.  However, with the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel. Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and increasing the total amount to be repaid to up to 300% of the grants, depending on the portion of the total manufacturing volume that is performed outside of Israel. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the determination of the Chief Scientist as to whether to approve a program and the amount and other terms of benefits to be granted. For example, the increased royalty rate and repayment amount will be required in such cases.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee.  Such approval is not required for the sale or export of any products resulting from such research or development.  The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to another person or entity outside Israel.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires the grant recipient and its controlling shareholders and interested parties to notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient and requires the new interested party to undertake to the Chief Scientist to comply with the Research and Development Law.  In addition, the rules of the Chief Scientist may require prior approval of the Chief Scientist or additional information or representations in respect of certain of such events.  For this purpose, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer.  An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

Draft legislation was submitted in December 2004 by the Israeli government proposing an amendment to the R&D Law to make it more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist funded know-how outside of Israel. As described above, currently, the R&D Law permits the Chief Scientist to approve the transfer of manufacturing rights outside Israel, in consideration of payment of higher royalties. The proposed amendments further permit the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing operations into Israel as a substitute, in lieu of the increased royalties. The proposed amendment further enables, under certain circumstances and subject to the Chief Scientist’s prior approval, the transfer of Chief Scientist-funded know-how outside Israel, in consideration of payment of a portion of the sale price (according to certain formulae calculated in proportion to the Chief Scientist’s “investment” in the grantee minus depreciation), or in exchange for know-how and cooperation in R&D with non-Israeli companies, without any additional payment to the Chief Scientist. Currently, the proposed amendment is pending, awaiting discussion in the Knesset (Israeli parliament) Finance Committee and there can be no certainty as to if and when such proposed draft legislation will actually be finalized into law.

The funds available for Chief Scientist grants made out of the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated in the past that the government may further reduce or abolish Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict what would be the amounts of future grants, if any, that we might receive.  In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist.  At December 31, 2004, our contingent liability to the Chief Scientist in respect of grants received was approximately $1.3 million.

Our gross research and development expenses were approximately $4.2 million in 2002, $4.0 million in 2003 and $3.8 million in 2004 (22.7%, 26.2% and 20.4%, respectively, of sales). To date, all research and development expenses have been charged to operating expense as incurred. Aggregate research and development expenses funded by the Chief Scientist were approximately $0.3 million in 2002, $0.1 million in 2003 and $0.3 million in 2004.

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

As described in “Item 4.B – Competitive Position,” two products which directly compete with our PatchView systems have entered the enterprise IPLMS market, the iTRACS system produced by the iTRACS Corporation, and the SYSTIMAX iPatch System produced by Commscope. Although these systems are competitive with our PatchView system, we believe that their entry into the market reflects a trend of growing acceptance of the IPLMS concept. This trend is also reflected by the fact that most of the major vendors (constituting approximately eleven) are proposing IPLMS systems based on one of the three technologies above. Out of these eleven, five are using our PatchView technology.

In addition, after two years of a slowdown, we believe that, since the second half of 2003, both the carrier solutions and the enterprise solutions markets have showed indications of the beginning of a recovery.  However, the duration, extent and stability of this recovery is unclear.  During 2004, our sales increased, but were still lower then previous years, and may not continue to grow in the future.  In the carrier solutions market, many telcos have continued to focus their investments in DSL deployment.  The 2002-2003 slowdown caused some telcos to institute budgetary freezes or postponements, which have deferred potential orders. This affected our financial results for 2002 continuing into 2003 and 2004.  During the second half of 2004, some carriers began to gradually unfreeze their budgets.  However, if market conditions do not continue to recover, our financial results could be materially adversely affected.

We also have identified a trend of longer delivery times from subcontractors for certain components that comprised our products. In order to compensate for this trend and ensure timely delivery to our customers, we must hold larger stocks of these components in our inventory at any given time.

5.E.     Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” which are required to be disclosed under this Item 5.E. of Form 20-F.

5.F.     Tabular Disclosure of Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2004:

	Payments due by period (dollars in millions)

	Total	Less than 1 year	1-3 years	3 -5 years	More than 5 years

Contractual Obligations
Leases on Premises	$0.9	$0.3	$0.6	-
Operating Lease Obligations	0.44	0.3	0.14	-	-
Purchase Obligations	4.9	4.9	-	-	-
Other Liabilities Reflected on Our Balance Sheet	-	-	-	-	$0.5

Total	$6.24	$5.5	$0.74	-	$0.5

At December 31, 2004, our contingent liability to the Chief Scientist in respect of grants received was approximately $1.3 million.  We are only required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants.

ITEM 6.          DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.     Directors and Senior Management

The following table sets forth, as of February 15, 2005, the name, age and position of each of our directors and executive officers:

Name	Age	Position

Yehuda Zisapel	63	Chairman of the Board of Directors
Liam Galin	37	President, Chief Executive Officer and Director
Simona Green	37	Vice President Finance
Avi Kovarsky	48	Senior Vice President Sales
Guy Shapira	35	Vice President Research and Development
Roni Karp	58	Vice President Operations
Shelagh Hammer	54	Vice President Corporate Marketing
Hila Hubsch	37	General Counsel and Corporate Secretary
Zohar Gilon	57	Director
Liora Katzenstein	49	Director
Dr. Hagen Hultzsch	65	Director
Israel Frieder	55	Director
Dr. Meir Barel	54	Director

Mr. Yehuda Zisapel is a co founder of RiT and has served as our Chairman of the Board since our inception in 1989 and is also a director of RiT Technologies, Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd. (“RAD”), a leading worldwide data communications company headquartered in Israel, and Bynet Data Communications Ltd. (“BYNET”) and its subsidiaries. Mr. Zisapel also is Chairman of the Board of Directors of RADWARE Ltd., and a director of other companies in the RAD-Bynet Group, including SILICOM Ltd., and several private companies. We have certain dealings with companies belonging to  the RAD BYNET Group. See “Item 7.B. - Related Party Transactions.” Mr. Zisapel has B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion, Israel Institute of Technology (“Technion”) and an M.B.A. degree in Business Administration from Tel Aviv University.

Mr. Liam Galin joined us in June 1998 as Vice President of Research and Development. In March 2000, Mr. Galin was appointed President and CEO and director of RiT and RiT Technologies, Inc. Prior to joining us, Mr. Galin served in the Israel Defense Forces for nine years, as the head of a research and development department in the fields of data and telecommunications. Mr. Galin holds B.Sc. and M.Sc. degrees in Electrical Engineering from Tel Aviv University.

Ms. Simona Green joined us in April 2000 as the Company Controller. In October 2002, Ms. Green was appointed Financial Director of RiT. In 2004, Ms. Green was appointed Vice President Finance. Ms. Green was appointed a director of RiT Technologies, Inc. as of May 2004.  Prior to joining us, Ms. Green worked for seven years at Somekh Chaikin, Certified Public Accountants (Israel), a member firm of KPMG International, independent registered public accounting firm. Ms. Green holds a BBA in business administration and accounting from the School of Business Administration of the College of Management.

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

Mr. Roni Karp joined us in March 2000 as Vice President of Operations. Prior to joining the Company, Mr. Karp managed the operations of two other Israeli high tech companies, serving as the Vice President of Operations of Telegate and the Director of Operations of Gilat Satellite Networks. Mr. Karp also has prior experience in research and development and engineering as a designer and project manager. Mr. Karp holds B.Sc. and M.Sc. degrees in Electrical Engineering from the Israeli Institute of Technology (“Technion”) and a M.Sc. degree in Management from the Tel Aviv University School of Business Administration.

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

Ms. Hila Hubsch joined RIT in August 2004 as the General Counsel and Corporate Secretary. Prior to joining the Company, she was the General Counsel and Corporate Secretary of On Track Innovations Ltd. for 4 years and prior to that served as the Corporate Secretary of Rotem Amfert Negev Ltd., a subsidiary of ICL. Ms. Hubsch has a bachelor’s degree in law from Tel-Aviv University, is a member of the Israeli Bar and has an M.B.A. from Bradford University in Israel.

Mr. Zohar Gilon has served as a Director since 1995.  He serves as Managing General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the U.S.  from 1993 until August 1995, he served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad.  Mr. Gilon serves as a director of other public companies, namely Ceragon Ltd., Radcom Ltd. and RIT Technologies Ltd., and several private companies.  Mr. Gilon is also a private investor in numerous high-technology companies, including affiliates of ours in Israel. He holds a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

Prof. Liora Katzenstein became a director of RiT as of February 15, 2003. Prof. Katzenstein divides her time between the worlds of business and academia. Her experience as Associate Dean of TISOM (Tel Aviv International School of Management), a private international business school in Tel Aviv, led directly to her initiative in bringing Swinburne University of Technology’s renowned Entrepreneurship and Innovation program to Israel in the framework of ISEMI (Institute for the Study of Entrepreneurship and Management of Innovation), where she serves as Founder and President since 1996. As one of the pioneers of entrepreneurial education in Israel, she has published many articles and lectured on this and related subjects at most of Israel’s prestigious universities and management institutions as well as at major public organizations and private technology based corporations. She holds an MALD in Law and Diplomacy from Tufts University, Boston and a Visiting Doctoral Scholarship at the Harvard Graduate School of Business Administration, and a Ph.D. in International Economics from the University of Geneva.  In addition, Prof. Katzenstein is a member of the Board of Directors of several companies including Clal Industries & Investments, Discount Issuers Ltd., Bezeq Globe, Amanet, RADWare and RADVision (the latter two companies are part of the RAD BYNET Group).

Dr. Hagen Hultzsch was appointed as a director of RiT as of January 1, 2002. Dr. Hultzsch is originally a nuclear physicist with computing and telecommunications background and has been a Member of the Board of Management of Deutsche Telekom responsible for the Technology and Services Division since 1993. Earlier he served Volkswagen AG as Corporate Executive Director Organization and Information Systems, reporting to the CEO from 1988 to 1993. Prior to that, he worked for EDS, Electronic Data Systems as their Director of the Technical Services Group in Germany starting in 1985. From 1977, he was head of the Computer Center at the Heavy Ion Research Center in Darmstadt, Germany. He is now serving on several boards as a non-executive director, including the chair of the Supervisory Boards of Voice Objects AG and T-Systems Solutions for Research and InSynCo AG, a member of the boards of SCM-Microsystems, of TranSwitch Corporation, of, Radware Ltd. and of ICANN, a member of the Supervisory Boards of Authentidate International AG, of XTraMind GmbH and others. Dr. Hultzsch received his Ph.D. in physics from Johannes Gutenberg University in Mainz, Germany.

Mr. Israel Frieder was appointed as a director of RiT as of January 1, 2002.Mr. Frieder is the Chairman of A.A. Pearl Inv. and serves as Director and management services at several Companies including R.R. Satellites Ltd; Teledat-Networks  and Cellvine Ltd. Mr. Frieder’s previous positions include serving as  the Chief Executive Officer of Kardan Communications Ltd ;Corporate Vice President of Business Development & Strategic Planning of ECI Telecom, the President of ECI Telecom, Inc., and the President of Network Systems of Tadiran Telecommunication Ltd. While at Tadiran, Mr. Frieder served as a director of Tadiran Telecommunications Canada, Inc., ECI - Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN - Tadiran Newbridge Networks Ltd. Mr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Mr. Frieder holds a B.Sc. in Electrical Engineering from the Technion, Israel Institute of Technology and an M.B.A. in Operational Research from the Hebrew University in Jerusalem.

Dr. Meir Barel was appointed as a Director as of February 2, 2004.  Dr. Barel, the principal managing partner of STAR Ventures, has been active for more than eighteen years in venture capital investments in Israel, the United States, Germany and other European countries. From 1986 until 1992, Dr. Barel served as investment manager and later managing partner of TVM Techno Venture Management GmbH & Co. KG, one of the largest venture capital companies in Germany. Dr. Barel established STAR at the beginning of 1992 with the objective of actively investing in Israel-related companies. Since then, STAR has made more than 170 investments and had over 50 exits in the form of IPO or sale to other corporations. Dr. Barel holds a master’s degree and a doctorate (Dr.-Ing.)  in electrical engineering from the Department of Data Communication at the Technical University in Aachen, Germany.

6.B.     Compensation

The aggregate direct remuneration paid to all our directors and officers as a group for the year ended December 31, 2004 was approximately $ 942,000.  This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $197,000 which was set aside or accrued to provide retirement annuities or similar benefits,.  The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers. Our directors (who are not also officers) received no compensation in 2004, other than the options granted to such directors under our Director’s Share Incentive Plan or the RiT Technologies Ltd. 2003 Share Option Plan described below. See “Item 7 – Major Shareholders and Related Party Transactions.”

In 2004, we granted options to purchase an aggregate amount of 368,000 ordinary shares to our officers and directors under the 2003 Plan at exercise prices ranging between $1.60 and $2.82 per share. The options expire on the tenth anniversary of the date of grant.

The following table summarizes information about all employees’ and non-employees stock options outstanding at February 15, 2005:

	Options unexercised

	Number of Shares Unexercised at Feb 15, 2005	Weighted Average Remaining Contractual Life

Exercise Prices (in $)		In years

1.12	507,583	8.87
1.15	120,000	4.88
1.23	55,500	9.39
1.6	186,500	9.74
1.61 – 1.875	664,583	2.06
2.05 – 2.75	43,500	3.92
2.81	100,000	1.38
2.82	210,000	9.87
3.6875- 4.5625	80,500	1.61
6	48,200	2.09
7.375	60,000	0.82
9.6875	6,000	0.46

	2,082,366

The aggregate number of options outstanding held by all our directors and officers as a group as of February 15, 2005 was 877,917.

We believe that no adverse tax consequences will result to us in connection with such grant or exercise of the options.

6.C.     Board Practices

Our articles of association provide that the Board of Directors shall consist of not less than three nor more than seven directors. Currently, our Board of Directors consists of seven members.

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

Our articles of association allow for a director to appoint another person who is not a director as an alternate for himself. Under the Israeli Companies Law, an external director may not appoint an alternate director, except in very limited circumstances. Unless the appointing director limits the period or scope of such appointment, it shall be for a period that will expire upon the expiration of the appointing director’s term, and shall be for all purposes. Under the Israeli Companies Law, a director may serve as an alternate director on any committee of the board of directors of which he or she is not already a member.

External Directors; Independent Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by its controlling entity. The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an “office holder.”

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

Under the Companies Law, an external director cannot be dismissed from office unless:

•

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

•

an Israeli court determines, upon a request of a director or a shareholder, that the director no longer meets the requirements for holding such office, as set forth in the Companies Law, or that the director is in breach of his or her fiduciary duties to the company; or

•

the court determines, upon a request of the company, a director, a shareholder or a creditor of the company, that the external director is unable to fulfill his or her office on a permanent basis or has been convicted by a court outside of Israel of certain crimes as specified in the Companies Law.

Our ordinary shares are listed for quotation on the Nasdaq SmallCap Market and we are subject to the rules of the Nasdaq SmallCap Market applicable to listed companies.  Under Nasdaq’s rules, commencing July 31, 2005, a majority of the members of our board of directors will be required to be “independent,” as defined thereunder. We currently satisfy this requirement as Israel Frieder, Hagen Hultzsch, Zohar Gilon, Prof. Liora Katzenstein and Dr. Meir Barel are independent directors under Nasdaq’s rules.

Committees

Audit Committee

Pursuant to applicable SEC and Nasdaq rules, commencing July 31, 2005, we will be required to have an audit committee of at least three members, each of whom must satisfy the independence requirements of the SEC and Nasdaq.  In addition, pursuant to Nasdaq’s rules, all of the members of the audit committee must be financially literate and at least one member must possess accounting or related financial management expertise.  The audit committee must also have a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of the Company’s independent auditors.

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

The duty of the audit committee under the Companies Law is to examine flaws in the business management of the company, including in consultation with the internal auditor and the company’s independent accountants, and to suggest remedial measures to the board. Pursuant to Nasdaq’s corporate governance rules, all related party transactions must be approved by the audit committee (or another independent body of the board of directors). In addition, as more fully described under Item 10.B. below, the approval of the audit committee is required under the Companies Law to effect certain actions and transactions with office holders and interested parties. The audit committee may not approve such actions or transactions unless at the time of such approval the two external directors are serving as members of the audit committee and at least one of them is present at the meeting at which such approval is granted.

Our audit committee consists of Liora Katzenstein, Israel Frieder, Zohar Gilon and Dr. Hagen Hultzsch and satisfies the requirements of the Companies Law and the new SEC and Nasdaq rules. Our audit committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of the Company’s independent auditors.

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

Somekh Chaikin Certified Public Accountants (Israel), a member of KPMG International, independent registered public accounting firm, serves as external auditor of the company.

6.D.     Employees

As of December 31, 2004, we had 132 employees worldwide, of which 42 were employed in sales and marketing, 44 in research and development, 30 in operations and 16 in management. As of December 31, 2004, 119 of our employees were based in Israel, five employees were based at our sales office in Russia, one employee was based in our office in Germany and seven employees were based at our wholly-owned United States subsidiary, RiT Technologies, Inc.

As of December 31, 2003, we had 128 employees worldwide, of which 45 were employed in sales and marketing, 41 in research and development, 27 in operations and 15 in management. As of December 31, 2003, 116 of our employees were based in Israel, four employees were based at our sales office in Russia, one employee was based in our office in Germany and seven employees were based at our wholly-owned United States subsidiary, RiT Technologies, Inc.

As of December 31, 2002, we had 139 employees worldwide, of which 50 were employed in sales and marketing, 37 in research and development, 34 in operations and 18 in management. As of December 31, 2002, 125 of our employees were based in Israel, three employees were based at our sales office in Russia, one employee was based in our office in Germany and 10 employees were based at our wholly-owned United States subsidiary, RiT Technologies, Inc.

We consider our relations with our employees to be excellent and have never experienced a labor dispute, strike or work stoppage. Substantially all of our employees have employment agreements and none is represented by a labor union. Typically, the employment agreements provide for employees in Israel to receive an insurance policy known as “managers’ insurance” and a savings fund for professional enrichment. We also provide employees in Israel with long-term disability insurance.

We maintain an incentive plan for our marketing and sales personnel, pursuant to which monthly remuneration is based, in part, upon sales and margin quotas. In addition, marketing and sales personnel occasionally receive bonuses for special achievements.

Our Israeli employees are not party to any collective bargaining agreement. However, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association) that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. In addition, Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the work day, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment. See Note 4 to the Consolidated Financial Statements.

Pursuant to Israeli law, we are legally required to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause. We contribute approximately 8.3% of the employee’s salary as far as it relates to certain of our employees, by contributing funds on a monthly basis to the managers’ insurance. This policy provides a combination of savings plans, insurance and severance pay, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet as “provision of severance pay.”

All Israeli employers, including us, are required to provide certain increases as partial compensation for increases in the Consumer Price Index. The specific formula for such increases varies according to agreements reached among the Government of Israel, the Manufacturers’ Association and the Histadrut. Israeli employees and employers also are required to pay pre-determined sums (which include a contribution to national health insurance) to the Israel National Insurance Institute, which provides a range of social security benefits.

6.E.     Share Ownership

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by members of our senior management, as of February 15, 2005:

Name	Title/Office	As a % of Outstanding Ordinary Shares

Yehuda Zisapel	Chairman of the Board of Directors	19.16%
Liam Galin	President, Chief Executive Officer and Director	3.52%
Simona Green	Vice President Finance	*
Avi Kovarsky	Senior Vice President Sales	*
Guy Shapira	Vice President Research and Development	*
Roni Karp	Vice President Operations	*
Shelagh Hammer	Vice President Corporate Marketing	*
Hila Hubsch	General Counsel and Corporate Secretary	*
Zohar Gilon	Director	*
Dr. Liora Katzenstein	Director	*
Hagen Hultzsch	Director	*
Israel Frieder	Director	*
Meir Barel	Director	6.34%

* Less than 1%

Note: As of February 15, 2005, the total number of shares outstanding owned by all directors and officers as a group (fourteen persons, including Yehuda Zisapel), excluding options and warrants, was 23.9%.

Share Option Plans

Pursuant to the 2003 Israeli tax reform (see Item 10.E. – Israeli Tax Considerations), all option grants to Israeli employees are now made under the RiT Technologies Ltd. 2003 Share Option Plan (the “2003 Plan”). The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof, by providing them with opportunities to purchase our ordinary shares. The 2003 Plan is administered by the Share Incentive Committee. The exercise price and vesting schedule of options granted under the 2003 Plan are recommended by the Share Incentive Committee and approved by the Board of Directors, as specified in the grant letter issued by the Company to the grantee. Unless otherwise determined by the Board of Directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually.

On November 25, 2003, our Board of Directors adopted an Option Exchange Plan pursuant to which employees and consultants of the Company and its subsidiaries were given the opportunity to waive their rights to all of their unvested options which were outstanding on the date of exchange, and to receive in exchange new options pursuant to the Company’s 2003 Plan at an exchange ratio of 1:1.  The Option Exchange Plan was implemented in order to allow the employees and consultants to benefit from more favorable tax treatment offered under the 2003 Plan as a result of certain changes in Israeli tax law. Each new option continues to vest in accordance with the same vesting schedule that was in effect for the related cancelled option. The exercise price per share for each new option is equal to the exercise price per share of the related cancelled option and the expiration date of each new option takes into account the expiration date that was set with respect to the related cancelled option.  We have exchanged options to purchase 452,625 ordinary shares under the Option Exchange Plan.

In addition, in May 1999, our Board of Directors adopted the RiT Technologies Inc. Employee Stock Option Plan (the “RiT Inc. Plan”), pursuant to which options to purchase our ordinary shares may be granted to the employees of RiT Technologies Inc. The plan is administered by the Board of Directors of RiT Technologies Inc. which designates the optionees, dates of grant and the exercise price of the options.

ITEM 7.          MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of February 15, 2005 (except as noted below) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Each ordinary share is entitled to one vote per share and none of our major shareholders has any different voting rights than any other shareholder.  For additional information regarding ownership by all officers and directors, see “Item 6.E. - Share Ownership.”

Name	Number of Ordinary Shares Owned Excluding Options and Warrants	Number of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned as Percent of Total Shares[1]

Yehuda Zisapel[2]	2,505.949	2,787,735	19.16%
Zohar Zisapel	1,753.621	1,854,514	12.91%
Kern Capital Management, LLC[3]	1,905,400	1,905,400	13.36%
Dr. Meir Barel[4]	895,686	905,686	6.34%
Austin W. Marxe and David M. Greenhouse[5]	2,214,300	2,767,875	18.68%

(1)	Based on 16,772,053 ordinary shares outstanding as of February 15, 2005, including any options and warrants granted and exercisable within 60 days.
(2)	Represents 1,335,650 shares held of record by Retem Local Networks Ltd., of which Yehuda Zisapel is the beneficial owner.
(3)

As of December 31, 2004, based on a Schedule 13G/A filed by Kern Capital Management, LLC with the U.S. Securities and Exchange Commission on February 14, 2005. The Schedule 13G/A indicates that sole voting and dispositive power as to all such shares are held by Kern Capital Management, LLC , and that shared voting and dispositive power as to all such shares are held by Robert E Kern Jr. and David G. Kern, principals and controlling members of Kern Capital Management, LLC. Messrs. Robert and David Kern disclaim beneficial ownership as to all ordinary shares reported.

(4)	As of December 31, 2004, based on a Schedule 13G/A filed by Dr. Meir Barel with the U.S. Securities and Exchange Commission on February 1, 2005.
(5)

As of December 31, 2004, based on a Schedule 13G/A filed by Austin W. Marxe and David M. Greenhouse with the U.S. Securities and Exchange Commission on February 11, 2005. The Schedule 13G/A indicates that Messrs. Marxe and Greenhouse share voting and dispositive power as to (i) 1,107,200 ordinary shares and 276,800 warrants owned by Special Situations Private Equity Fund, L.P., (ii) 930,000 ordinary shares and 232,500 warrants owned by Special Situations Technology Fund II, L.P. and (iii) 177,100 ordinary shares and 44,275 warrants owned by Special Situations Technology Fund, L.P. Messrs. Marxe and Greenhouse are members of MG Advisers L.L.C., the general partner of and investment adviser to Special Situations Private Equity Fund, L.P., and of SST Advisers, L.L.C., the general partner of and investment adviser to Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P.

As of December 31, 2004, there were 13 holders of record in the United States, who collectively held an aggregate of 9,033,190 ordinary shares, constituting approximately 64% of our ordinary shares as of that date.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of our control.

Yehuda Zisapel, one of our founders and principal shareholders, acquired additional ordinary shares in our private placement transaction described in Item 10.C. in July 2004 and from another shareholder in January 2005.  As a result of these transactions, Mr. Zisapel increased his ownership of our ordinary shares by 3.78%.

7.B.     Related Party Transactions

The RAD-BYNET Group

Messrs. Yehuda and Zohar Zisapel are our founders and principal shareholders. Mr. Yehuda Zisapel is a director and the Chairman of the Board of Directors.  Mr. Zohar Zisapel was a director until November 30, 2003.  One or both of Messrs. Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and their respective subsidiaries and affiliates, are known as the “RAD-BYNET Group.” See “Item 6 - Directors, Senior Management and Employees.”

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

Certain companies in the RAD-BYNET Group provide certain services to us. We reimburse each of these companies for their costs in providing such services. In 2004, these services accounted for approximately $0.2 million. Some of these services are obtained through tenders to suppliers for the RAD-BYNET group as a whole, allowing us to benefit from the purchasing and bargaining power of a larger entity.

We also lease office, manufacturing and warehousing premises in Tel Aviv from affiliate of our principal shareholders, Yehuda and Zohar Zisapel. The aggregate annual payments in 2004 to these related parties were approximately $239,004. A United States subsidiary of RAD provides administrative services and leases premises in Mahwah, New Jersey, to RiT Technologies, Inc. The annual payments in 2004 were approximately $20,000.

We have a non-exclusive distribution arrangement with Bynet Applications for the distribution of our enterprise solutions in Israel. In 2004, sales through this arrangement were approximately $1.1 million.

We believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties. All transactions and arrangements (or modifications of existing ones) with members of the RAD-BYNET Group in which our Office Holders have a personal interest or which raise issues of such Office Holders’ fiduciary duties require approval by a majority of the disinterested members of the Board of Directors and by the Audit Committee and, in certain circumstances, our shareholders, as required under the Companies Law.

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

ITEM 9.	THE OFFER AND LISTING

9.A.     Share History

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on Nasdaq (in dollars).

	High	Low

2000 Full Year	$19.75	$6.00
2001 Full Year	9.44	1.61
2002 Full Year	3.93	0.24
2003 Full Year	1.99	0.63
First Quarter 2003	1.31	0.63
Second Quarter 2003	1.25	0.93
Third Quarter 2003	1.92	1.06
Fourth Quarter 2003	1.99	1.02
2004 Full Year	3.40	1.10
First Quarter 2004	1.96	1.10
Second Quarter 2004	1.76	1.18
Third Quarter 2004	1.79	1.12
September 2004	1.54	1.19
Fourth Quarter 2004	3.4	1.29
October 2004	1.68	1.3
November 2004	1.95	1.29
December 2004	3.4	1.63
2005 Full Year (through March 15, 2005)	4.5	2.31
January 2005	4.5	2.31
February 2005	3.9	2.72
March 2005 (through March 15, 2005)	3.44	2.65

Effective January 2004, our ordinary shares were transferred from the Nasdaq National Market to the Nasdaq SmallCap Market.  Our ordinary shares are currently traded on the Nasdaq SmallCap Market, under the symbol RITT.  To continue to be listed on the Nasdaq SmallCap Market, we need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share and a minimum market value of our publicly held shares, or MVPHS, of at least $1 million and stockholders’ equity of at least $2.5 million.  We cannot assure you that we will continue to satisfy the minimum bid, MVPHS, stockholders’ equity or other continued listing requirements of Nasdaq in the future.  See Item 3.D.—”Risk Factors”—”We may not satisfy the Nasdaq SmallCap Market’s requirements for continued listing.  If we cannot satisfy these requirements, the Nasdaq could delist our ordinary shares.”

As of February 15, 2005, we had 14,265,674 ordinary shares outstanding.

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

10.B.     Memorandum and Articles of Association

Set out below is a description of certain provisions of our Memorandum and Articles of Association, and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles which are filed as exhibits hereto and  are incorporated herein  reference.

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

Directors

The Companies Law requires that transactions between a company and its office holders (which term includes directors) or that benefit its office holders, including arrangements as to the compensation of office holders, be approved as provided for in the Companies Law and the company’s articles of association.  For further information as to such approval provisions, see below under “Approval of Specified Related Party Transactions under Israeli Law.”

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

Approval of Specified Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders (as defined under the Companies Law, see “Item 6.C. – Board Practices”) of a company.  Each person listed in the table under “Directors and Senior Management” above is an office holder.

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

Indemnification of Office Holders

Under the Companies Law, we may indemnify an office holder with respect to an act performed in his capacity as an office holder against:

•

a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration  award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances.

•

reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him or the imposition of any financial liability in lieu of criminal proceedings other than with respect to a criminal offense that does not require proof of criminal intent; and

•

reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

•

a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly;
•	any act or omission done with the intent to derive an illegal personal benefit; or

•	any fine imposed against the office holder.

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, the office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders. Our current policy for director’s and officer’s liability insurance will expire in July 2005. We intend to either renew or replace this policy prior to its expiration.

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

We have received an exemption from the Nasdaq Stock Market, Inc. from the requirement to distribute our annual report to our shareholders, but we have undertaken to post a copy of it on our website, www.rittech.com, after filing it with the SEC.

Anti-Takeover Provisions; Mergers and Acquisitions

There are no specific provisions of our Memorandum or Articles that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us. However, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to a merger have the transaction approved by its board of directors and a vote of the majority of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger, or by any person who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party, vote against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. In addition, a merger may not be completed unless at least (i) 50 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies by each merging company and (ii) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder of the company. An acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater  shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company’s outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer.  If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

10.C.     Material Contracts

Pursuant to a purchase agreement we entered into with certain investors on June 16, 2004, on July 26, 2004, we completed a private placement transaction in which we issued to such investors 5,064,129 ordinary shares at $1.40 per share and warrants to purchase up to 1,266,032 ordinary shares, for aggregate proceeds (before expenses) of approximately $7.1 million.  The purchase agreement contained customary representations, warranties, covenants and indemnities.

The warrants are exercisable through July 26, 2009, at an exercise price of $1.75 per ordinary share, and are subject to (i) customary adjustments for share dividends, splits, combinations and similar events and (ii) weighted-average anti-dilution protection in the event that, during the three-year period following the closing of the transaction, we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the exercise price in effect at the time of such issuance or deemed issuance.  As of December 31, 2004, warrants to purchase 42,858 ordinary shares were exercised.

Pursuant to a registration rights agreement we entered into on July 26, 2004 with the investors in connection with the private placement transaction, we have registered the resale of the ordinary shares (and the ordinary shares issuable upon exercise of the warrants) issued in the private placement pursuant to a registration statement on Form F-3 which was declared effective on November 22, 2004.

Pursuant to the terms of the purchase agreement, for as long as an investor holds at least 50% of the aggregate number of ordinary shares (including the ordinary shares issuable upon exercise of the warrants) purchased by such investor in the private placement transaction, such investor has the right to participate, pro rata based on its holdings of ordinary shares issued in the private placement transaction (including any ordinary shares issuable upon exercise of any unexercised warrants issued in the private placement transaction), in any future, non-public offer or sale of any of our ordinary shares and/or securities that would entitle the holders thereof to acquire ordinary shares, to one or more institutional investors, at an effective price per share issued or issuable thereunder that is less than the price per share paid in the private placement transaction (as adjusted).

The foregoing descriptions of the purchase agreement, warrants and registration right agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are filed as exhibits hereto and incorporated herein by reference.

We have entered into lease agreements, as described in “Item 4.D – Property, Plants and Equipment,” and contracts with related parties, as described in “Item 7.B – Related Party Transactions” above.

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

General Corporate Tax Structure

Israeli companies are generally subject to Corporate Tax on their taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter, and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003.  However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

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

•	Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (“CPI”).

•

Taxable gains on certain traded securities, which are taxed at a reduced rate with respect to individuals following the Tax Reform, are taxable at the Corporate Tax rate (currently 35%) in certain circumstances.

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

The Investments Law will expire on March 31, 2005, unless its term will be extended.  Accordingly, requests for new programs or expansions that are not approved on or before March 31, 2005 will not confer any tax benefits and will be treated under the new law, unless the term of the law will be extended. On January 12, 2005, a bill was submitted to the Israeli parliament providing for certain changes to the Investments Law. Among others, the bill proposes certain changes to both the criteria and procedure for obtaining Approved Enterprise status for an investment program, and changes to the grants and tax benefits afforded in certain circumstances to Approved Enterprises under the Investments Law. The proposed amendment is expected to apply to new investment programs following the enactment of the bill into law. In order to enact the bill as legislation, the bill must be approved by the Israeli parliament and published. The bill was approved by the Israeli parliament on March 29, 2005. However, since the final law has yet to be published, we and our shareholders face uncertainties as to the potential consequences of the final law. Because we cannot predict whether, and to what extent, the bill will eventually be enacted into law, we and our shareholders face uncertainties as to the potential consequences of the bill.

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

Taxable income derived from an Approved Enterprise (including income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business) is subject to a reduced corporate tax rate of 25% rather than the usual Corporate Tax rate, for the benefits period subject to compliance with the conditions for approval as disclosed below.  This period is ordinarily seven years, or ten years for a company whose foreign investment level as defined below exceeds 25%, commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to twelve years from the commencement of production or fourteen years from the date of approval, whichever is earlier. That income is eligible for further reductions in tax rates if the company qualifies as a foreign investors’ company.  A foreign investors’ company is a company in which more than 25% of its combined share capital (in terms of shares, rights to profits, voting and appointment of directors) and loan capital is owned by non-Israeli residents.  The tax rate is reduced to 20% if the foreign ownership of the foreign investors’ company is 49% or more but less than 74%; 15% if the foreign ownership of the foreign investors’ company is 74% or more but less than 90%; and 10% if the foreign ownership of the foreign investors’ company is 90% or more.  The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year.

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

Dividends paid by a company that owns an Approved Enterprise and that are attributable to income derived from that Approved Enterprise during the applicable benefits period, are taxed at a reduced rate of 15%, if the dividends are paid during the benefit period or no more than twelve years thereafter; or, if the Company qualifies as a foreign investors’ company without any time limitations.  This tax must be withheld at source by the company paying the dividend.  A dividend paid from income derived from an enterprise owned by a company that has elected the Alternative Benefits Program during the period in which it is exempt from tax is also subject to withholding tax at a 15% rate but causes the company to be liable for corporate tax on the gross-up amount distributed which for this purpose includes the amount of the corporate tax at the rate that would have been applicable had the company not elected the Alternative Benefits Program of up to 25%.

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

Under the Investments Law, we are entitled to tax benefits relating to investments in “Approved Enterprises” in accordance with letters of approval we received.  A major part of our production facilities has been granted the status of an “Approved Enterprise” under the Investments Law.

Income arising from our “Approved Enterprise” is subject to zero tax rates under the “Alternative Benefit Method” and reduced tax rates based on the level of direct or indirect ownership for specific period. The period of benefits in respect of most of our production facilities will terminate in the years 2005 - 2011. No new approvals have been received since 1997. See Note 7(b) to the Consolidated Financial Statements.

The Investment Center bases its decision as to whether or not to approve an application, on the criteria set forth in the Investments Law and regulations, the prevailing policy of the Investment Center, and the specific objectives and financial criteria of the applicant. Accordingly, there can be no assurance that any such future application will be approved. In addition, the benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investments Law and the regulations thereunder and the criteria set forth in the applicable certificate of approval. In the event that we do not fulfill these conditions in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest.  We believe that our Approved Enterprises currently operate in compliance with all applicable conditions and criteria, but there can be no assurance that they will continue to do so.

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

Under new legislation, which became effective on January 1, 2003, the capital gain from the sale of shares by non Israeli residents would be tax exempt as long as our shares are listed on the Nasdaq SmallCap Market or any other stock exchange recognized by the Israeli Ministry of Finance, and provided certain other conditions are met, the most relevant of which are: (A) the capital gain is not attributed to the foreign resident’s permanent establishment in Israel, and (B) the shares were acquired by the foreign resident after the company’s shares had been listed for trading on the foreign Exchange.  If the shares were sold by Israeli residents, then (A) for the period ending December 31, 2002 their sale would be tax exempt so long as (1) the shares are listed on a stock exchange, such as the Nasdaq SmallCap Market, which is recognized by the Israeli Ministry of Finance, and (2) we qualified as an industrial company or industrial holding company under the law for Encouragement of Industry (Taxes) 1969, and (B) for the period commencing January 1, 2003, the sale of the shares would be subject to a 15% tax if the shares are listed on a stock exchange recognized by the Israeli Ministry of Finance.  We believe that in 2004 we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969.  We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company.  If we are delisted, gains from the sale of our ordinary shares will be subject to capital gains tax at a rate of 25% unless an exemption or other tax rate applies in accordance with a tax treaty between Israel and the shareholder’s country of residence.

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

Application of the U.S.-Israel Income Tax Treaty to Capital Gains Tax

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on income, as amended (the “the U.S.-Israel Tax Treaty”), the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if (i) the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable.  However, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, we would be required to withhold income tax at the rate of 25%. If the income out of which the dividend is being paid is attributable to an Approved Enterprise, the rate is 15%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident will be 25% or 15% if the dividends are generated by an Approved Enterprise; however if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then the maximum tax will be 12.5% if the shareholders are U.S. corporations holding at least 10% of issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.

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

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular shareholder in light of its personal circumstances. Each shareholder is therefore advised to consult such person’s own tax advisor with respect to the specific U.S. federal income tax consequences to such person of purchasing, holding or disposing of the ordinary shares, as well as the effect of any state, local or other tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the headings “Passive Foreign Investment Companies” and “Controlled Foreign Corporations,” U.S. holders are required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent of our current and accumulated earnings and profits attributable to the distribution, as determined for U.S. federal income tax purposes.  A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a 15% or lower rate of  U.S. federal income taxation on dividends paid in taxable years beginning before January 1, 2009 if we are a “qualified foreign corporation” for U.S. federal income tax purposes.  We generally will be treated as a qualified foreign corporation if  (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) the ordinary shares are listed on an established securities market in the United States.  We believe that we currently are treated as a qualified foreign corporation, and we generally expect to be a qualified foreign corporation during all taxable years before 2009.  However, no assurance can be given that a change in circumstances will not affect our treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year.  In addition, a non-corporate U.S. Holder will not be eligible for the reduced rate if (a) such U.S. Holder has not held the ordinary shares for at least 61 days of the 120-day period beginning on the date which is 60 days before the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. Holder as investment income under Section 163(d)(4)(B) of the Code.  Any days during which the U.S. Holder has diminished its risk of loss with respect to the ordinary shares (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period.  Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

Pursuant to the United States-Israel income tax treaty, the maximum rate of Israeli withholding tax on dividends paid to a U.S. holder is 25 percent.  U.S. holders may generally be entitled to a foreign tax credit or deduction in an amount equal to the Israeli tax withheld on distributions on the ordinary shares. Distributions paid by us will generally be foreign source passive income for U.S. foreign tax credit purposes.  The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. holder, including special rules with respect to dividends received by non-corporate U.S. holders that are subject to U.S. federal income taxation at the reduced rate described above.  Because of the complexity of these limitations, U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

Disposition of Shares

Subject to the discussion under the headings “Passive Foreign Investment Companies” and “Controlled Foreign Corporations,” upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares. The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder held the shares for more than one year as of the time of disposition. Any gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for losses treated as foreign source to the extent certain dividends were received by the U.S holder within the 24-month period preceding the date on which the U.S holder recognized the loss.

Passive Foreign Investment Companies

We will be a passive foreign investment company (“PFIC”) if: (1) 75% or more of our gross income in a taxable year is passive income or (2) at least 50% of our assets (averaged over the year and generally determined based upon value) in a taxable year are held for the production of passive income. Certain “look-through” rules apply in making this determination. Passive income generally consists of dividends, interest, rents, royalties, annuities, and income from certain commodities transactions and from notional principal contracts. If we are a PFIC, each U.S. holder who has not elected to treat us as a “qualified electing fund” (the “QEF election”) would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, be liable to pay tax at the then prevailing highest tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the U.S. holder’s holding period for the ordinary shares.

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

We were not a PFIC for the fiscal year ended December 31, 2004. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

Controlled Foreign Corporations

Special U.S. tax rules apply to certain shareholders of a controlled foreign corporation (“CFC”). If more than 50% of the voting power or total value of all classes of our shares is owned, directly or indirectly, by “U.S. shareholders,” we would be treated as a CFC for U.S. tax purposes.  For purposes of the CFC rules a U.S. shareholder is a U.S. person who owns 10% or more of the total combined voting power of all our classes of shares. Our Classification as a CFC would require such U.S. shareholders to include in income their pro rata share of our “subpart F income,” as defined in the Code. In addition, gain from the sale or exchange of ordinary shares by a U.S. shareholder who is or was a 10% or greater shareholder at any time during the five year period ending with the sale or exchange will be ordinary dividend income to the extent of our earnings and profits attributable to the ordinary shares sold or exchanged. We believe that we are not a CFC. However, in the event we become a CFC in the future, the CFC rules would apply to those U.S. holders that are U.S. shareholders.

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

10.F.     Dividends and Paying Agents

Not applicable.

10.G     Statement by Experts

Not applicable.

10.H.     Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov.  Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, all corporate documents are available for review at our headquarters, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

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

10.I.     Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate most of our revenues in U.S. dollars and incur a portion of our expenses in NIS and in Euro.

We generally do not enter into risk sensitive instruments, such as derivatives, so that any future increase in the rate will not have a material effect on our financial results.

Equity price risk

Marketable securities at December 31, 2004 included corporate bonds at a fair value of $530,950.  Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 20% decrease in the value of the marketable securities. Assuming such decrease, the fair value of the remaining marketable securities would decrease by approximately $106,000.

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

For some time, until 1997, inflation in Israel exceeded the devaluation of the NIS against the dollar and we experienced increases in the dollar cost of our operations in Israel. This trend was reversed in 1997 and has continued in reverse for every year thereafter until the present. In 2004, the rate of increase in value of the NIS against the dollar was 1.6% and the rate of inflation was 1.2%.  Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS) exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

We do not believe that, historically, inflation in Israel, as well as exchange rate fluctuations between the NIS and the dollar, have had a material effect on our results of operations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

In designing and evaluating our disclosure controls and procedures and internal control over financial reporting, we recognize that any such controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.

Our management evaluated, with the participation of our Chief Executive Officer and Vice President Finance, the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004.  Based upon this evaluation, our Chief Executive Officer and Vice President Finance have concluded that, as of December 31, 2004, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and timely reported as provided in the Securities and Exchange Commission’s rules and forms.

There were no changes in our internal control over financial reporting during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Zohar Gilon and Israel Frieder are audit committee financial experts, as defined by applicable SEC regulations. Messrs. Gilon and Frieder are “independent,” as that term is defined under Nasdaq’s rules.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics applicable to our directors, officers and all other employees. Our code of ethics is publicly available on our website at www.rittech.com.  Any waivers from or amendments to our code of ethics will be posted on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees paid to our independent auditors, Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, independent registered public accounting firm.

	2004	2003

Audit Fees billed	$65,577	$64,012
Audit-Related Fees	-	-
Tax Fees	5,000	5,000
All Other Fees	-	-

Total	$70,577	$69,012

The audit committee of our board of directors approves all audit, audit-related, tax and other services to be provided by KPMG prior to any engagement.

ITEM 16D.	EXEMPTIONS FROM LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See Item 19(a) incorporated herein by reference.

ITEM 19.	EXHIBITS

(a)	Index to Financial Statements

(b)	List of Exhibits

	1.1	Memorandum of Association.*

	1.2	Articles of Association.*

	2.1	Form of Share Certificate Representing Ordinary Shares.**

	4.1	Lease agreements with related parties and executive summaries thereof.***

	4.2	RiT Technologies Ltd. 2003 Share Option Plan.****

	4.3	Purchase Agreement, dated as of June 16, 2004, by and among the Registrant and the investors set forth on the signature pages thereto.*****

	4.4	Registration Rights Agreement, dated as of July 26, 2004, by and among the Registrant and the investors named in the Purchase Agreement dated as of June 16, 2004.*****

	4.5	Form of Warrant issued on July 26, 2004.*****

	8.1	List of Subsidiaries.

	12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

	12.2	Certification of the Vice President Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

	13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

	13.2	Certification of the Vice President Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Somekh, Chaikin, Independent Registered Public Accounting Firm.

*Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2002.
** Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed on July 26, 1997.
***Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001.
****Incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed on July 26, 2004 (File No. 333-117646).
*****Incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted on June 29, 2004 (File No. 0-29360).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD.

By: /s/ Liam Galin

Liam Galin
President and Chief Executive Officer

March 31, 2005

RiT Technologies Ltd. and its
Consolidated Subsidiaries

Financial Statements

December 31, 2004

RiT Technologies Ltd.
and its Consolidated Subsidiaries
Consolidated Financial Statements as at December 31, 2004

Content

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
 RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss) and cash flows for each of the three years period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's Board of Directors and of its management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the aforementioned consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
, March 30, 2005

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Consolidated Balance Sheets

	December 31,

	2004	2003

	US$	US$

Assets
Current Assets
Cash and cash equivalents (Note 8A1)	7,772,997	3,559,407
Marketable securities (Note 8A2)	530,950	560,124
Trade receivables, net (Note 8A3)	4,375,828	3,369,479
Other current assets (Note 8A4)	1,016,449	766,903
Inventories (Note 8A5)	6,548,209	4,759,597

Total Current Assets	20,244,433	13,015,510

Assets held for severance benefits (Note 4)	1,578,066	1,434,969

Property and Equipment (Note 3)
Cost	3,458,581	3,208,798
Less - accumulated depreciation	3,048,443	2,858,186

	410,138	350,612

Total Assets	22,232,637	14,801,091

Liabilities and Shareholders’ Equity
Current Liabilities
Short-term bank credits (Note 8A7)	2,466,867	845,502
Trade payables	4,871,003	3,224,646
Other payables and accrued expenses (Note 8A6)	2,425,297	2,152,549

Total Current Liabilities	9,763,167	6,222,697

Long-Term Liability
Liability in respect of employees’ severance benefits (Note 4)	2,069,356	1,970,423

Total Liabilities	11,832,523	8,193,120

Commitments and Contingencies (Note 5 and Note 8A(7))

Shareholders’ Equity (Note 6)
Share capital*	374,094	260,218
Treasury Stock	(26,505)	(26,505)
Additional paid-in capital	30,609,967	23,927,928
Accumulated other comprehensive gain (loss)	(14,515)	14,659
Accumulated deficit	(20,542,927)	(17,568,329)

Total Shareholders’ Equity	10,400,114	6,607,971

Total Liabilities and Shareholders’ Equity	22,232,637	14,801,091

*	Ordinary Shares – NIS 0.1 par value

Authorized shares: 39,979,770 as of December 31, 2004 and 2003 issued and outstanding 14,098,188 and 8,927,352 shares as of December 31, 2004 and 2003, respectively (including 17,000 of which held by a subsidiary).

Deferred Shares – NIS 0. 1 par value.
Authorized shares: 20,230; issued and outstanding 17,030 shares as of December 31, 2004 and 2003.

/s/ Liam Galin	/s/ Yehuda Zisapel
Director	Director

The accompanying notes are an integral part of the financial statements.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Consolidated Statements of Operations

	Year ended December 31

	2004	2003	2002

	US$	US$	US$

Sales (Notes 8B1)	18,427,143	15,189,317	18,423,506

Cost of sales (Note 5A and 8B2)	10,066,199	10,782,379	11,079,685

Gross profit	8,360,944	4,406,938	7,343,821

Operating costs and expenses:

Research and development:
Research and development, gross	3,767,240	3,977,569	4,176,885
Less - royalty bearing participation (Note 5A)	(285,949)	(115,711)	(263,883)

Research and development, net	3,481,291	3,861,858	3,913,002

Sales and marketing	6,164,304	5,856,602	7,846,338

General and administrative	1,719,382	1,586,989	2,590,199

Total operating expenses	11,364,977	11,305,449	14,349,539

Operating loss	(3,004,033)	(6,898,511)	(7,005,718)

Financing income, net (Note 8B3)	29,435	81,923	95,936

Taxes on income (Note 7)	-	-	-

Loss for the year	(2,974,598)	(6,816,588)	(6,909,782)

Loss per share (Note 2Q)
Basic and diluted loss per share	(0.27)	(0.77)	(0.78)

Weighted average number of ordinary shares used to compute basic and diluted loss per ordinary share	11,174,865	8,910,352	8,910,352

The accompanying notes are an integral part of the financial statements.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity and Comprehensive Loss

	Share capital

	Deferred shares	Ordinary shares	Treasury Stock	Deferred shares	Ordinary shares	Treasury stocks	Additional paid-in capital	Receivable from employees	Other Comprehensive gain (loss)	Accumulated deficit	Total

	(Note 6A)	(Note 6A)	(Note 6A)	US$	US$	US$	US$	US$	US$	US$	US$

	Number of shares

Balance as of January 1, 2002	17,030	8,910,352	17,000	289	259,929	(26,505)	23,927,928	(45,693)	-	(3,841,959)	20,273,989

Changes during 2002
Net loss for the year	-	-	-	-	-	-	-	-	-	(6,909,782)	(6,909,782)
Net unrealized change on available for sale securities	-	-	-	-	-	-	-	-	24,378	-	24,378

Comprehensive loss	-	-	-	-	-	-	-	-	-	-	(6,885,404)
Redemption of notes receivable by employees	-	-	-	-	-	-	-	45,693	-	-	45,693
Treasury stock

Balance as of December 31, 2003	17,030	8,910,352	17,000	289	259,929	(26,505)	23,927,928	-	24,378	(10,751,741)	13,434,278

Changes during 2003
Net loss for the year	-	-	-	-	-	-	-	-	-	(6,816,588)	(6,816,588)
Net unrealized change on available for sale Securities	-	-	-	-	-	-	-	-	(9,719)	-	(9,719)

Comprehensive loss	-	-	-	-	-	-	-	-	-	-	(6,826,307)

Balance as of December 31, 2003	17,030	8,910,352	17,000	289	259,929	-	23,927,928		14,659	(17,568,329)	6,607,971

Balance as of December 31, 2004

Changes during 2004
Issuance of shares and warrants, net of $372,018 issue expenses	-	5,064,129	-	-	112,843	-	6,605,831	-	-	-	6,718,674
Exercise of options to service provided	-	2,000	-	-	44	-	2,196	-	-	-	2,240
Exercise of warrants	-	42,858	-	-	989	-	74,012	-	-	-	75,001
Net loss for the year	-	-	-	-	-	-	-	-	-	(2,974,598)	(2,974,598)
Net unrealized change on available for sale securities	-	-	-	-	-	-	-	-	(29,174)	-	(29,174)

Comprehensive loss	-	-	-	-	-	-	-	-	-	-	(3,003,772)

Balance as of December 31, 2004	17,030	14,019,339	17,000	289	373,805	(26,505)	30,609,967	-	(14,515)	(20,542,927)	10,400,114

The accompanying notes are an integral part of the financial statements.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31

	2004	2003	2002

	US$	US$	US$

Cash flows from operating activities:
Net loss for the year	(2,974,598)	(6,816,588)	(6,909,782)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	(272,119)	(634,527)	421,983
Depreciation	190,257	282,090	465,561
Severance pay benefits, net	(44,164)	17,410	(131,798)
Increase in value and accrued interest in marketable securities	-	-	16,748
Capital loss (gain)	-	9,186	(1,407)

Changes in operating assets and liabilities:
Decrease (increase) in trade receivable	(734,230)	897,118	3,011,967
Decrease (increase) in other current assets	(249,546)	(82,580)	296,183
Decrease (increase) in inventories	(1,788,612)	2,160,427	2,252,078
Increase (decrease) in accounts payable and accruals:
Trade	1,646,357	1,081,836	(1,250,307)
Other	272,748	(292,775)	(1,969,613)

Net cash used in operating activities	(3,953,907)	(3,378,403)	(3,798,387)

Cash flows from investing activities:
Proceeds from sale of marketable securities	-	-	528,500
Proceeds from sale of property and equipment	-	3,964	3,475
Purchase of property and equipment	(249,783)	(74,495)	(179,458)

Net cash provided by (used in) investing activities	(249,783)	(70,531)	352,517

Cash flows from financing activities:
Short-term bank credits, net	1,621,365	845,502	-
Redemption of notes receivable by employees, net	-	-	45,693
Proceeds from issuance of shares and warrants, net of share issue expenses in the amount of $372,018	6,718,674	-	-
Proceeds from exercise of options	2,240	-	-
Proceeds from exercise of warrants	75,001	-	-

Net cash provided by financing activities	8,417,280	845,502	45,693

Effect of exchange rate changes on cash	-	-	(10,854)

Increase (decrease) in cash and cash equivalents	4,213,590	(2,603,432)	(3,411,031)
Cash and cash equivalents at beginning of year	3,559,407	6,162,839	9,573,870

Cash and cash equivalents at end of year	7,772,997	3,559,407	6,162,839

Supplemental disclosures:
Income tax paid in cash	49,868	63,712	60,851

Cash paid for interest	84,824	16,571	37,785

The accompanying notes are an integral part of the financial statements.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes ot the Consolidated Financial Statements as at December 31, 2004

Note 1 - General

RiT Technologies Ltd. (the “Company or RiT”), an Israeli company, which was incorporated and commenced operations in 1989, pioneered the development of intelligent physical layer solutions, designed to provide superior control, utilization and maintenance of networks. RiT’s innovative solutions help customers capitalize on network investments and reduce cost of ownership.

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

Notes ot the Consolidated Financial Statements as at December 31, 2004

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

These are management’s best estimates based on experience and historical data, however, actual results may vary from these estimates.

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

In accordance with Statement of Financial Accounting Standards No. 115, “Accounting For Certain Investments in Debt and Equity Securities” (“SFAS 115”), the Company has classified all its marketable securities as available for sale.  Such marketable securities are stated at market value.

Unrealized gains and losses are reported as a separate component of shareholders’ equity as other comprehensive income (loss) (“OCI”) until realized.

Realized gains and losses are included in Financial income, net.

Realized gains and losses from the sale of available for sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes ot the Consolidated Financial Statements as at December 31, 2004

Note 2 - Significant Accounting Policies (cont’d)

E.	Marketable securities (cont’d)

The following table shows the gross unrealized losses and fair value of Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004:

	Less than 12 months		12 months or Greater		Total fair value	Total unrealized losses

	Fair value	Unrealized losses	Fair value	Unrealized losses

	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)	US$ (thousands)

Fixed rate bonds	530,950	(14,515)	-	-	530,950	(14,515)

Total	530,950	(14,515)	-	-	530,950	(14,515)

The unrealized losses on the Company’s investments in fixed rate bonds were caused by interest rate increases.  Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired at December 31, 2004.

	F.	Trade receivables

Accounts receivable are recorded at cost, less the related allowance for doubtful accounts receivable.  Management considers current information and events regarding the customers’ ability to repay their obligations and judges accounts receivable to be impaired when it is probable that the Company will be unable to collect all amounts due.

The balance sheet allowance for doubtful debts for all the periods through December 31, 2004 is determined as a specific amount for those accounts the collection of which is uncertain.

G.	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined as follows:

Raw materials – on the “moving average” basis.
Work in process and finished products:
Labor and overhead – on the basis of actual manufacturing costs.
Costs in inventory include direct materials, labor and overhead incurred

Obsolete and slow inventory are written down according to management’s estimation.
See also Note 8B2.

H.	Assets held for severance benefits

Assets held for employee severance benefits represent contributions to severance pay funds and cash surrender life insurance policies that are recorded at their current redemption value.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes ot the Consolidated Financial Statements as at December 31, 2004

Note 2 - Significant Accounting Policies (cont’d)

I.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Depreciation is calculated on the straight-line method over the useful lives of the assets, as estimated by the Company.

Annual rates of depreciation are as follows:

%

Research and development equipment	25
Manufacturing equipment	15 – 20
Office furniture and equipment	7 – 33
Leasehold improvements	*

* Over the shorter of the relevant lease period or their useful lives (mainly at 25%)

J.	Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the amount is fixed or determinable, and collection of the resulting receivable is probable.

Most of our sales are sold through distributors, as well through value added resellers, system integrators and installers. These distributions channels are our end users and therefore the Company sales occur when products are sold to these channels.

We apply the guidance in EITF 00-21 to determine if the contract or arrangement contains more than one unit of accounting and, if applicable, the allocation of arrangement consideration to such units of accounting.

When the sale arrangement includes customer acceptance provisions, revenue is not recognized before demonstrated that the criteria specified in the acceptance provisions have been satisfied.

The Company does not, in the normal course of business, provide a right to return to any of its customers.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes ot the Consolidated Financial Statements as at December 31, 2004

Note 2 - Significant Accounting Policies (cont’d)

K.	Research and development costs

Research and development costs are charged to the statement of operations as incurred.

	L.	Government grants

When the Government of Israel has approved a grant for research and development (see Note 5A) the grants are recognized as receivables as and when the related research and development costs are recorded.

The grants are reflected as a reduction of research and development expenses.

	M.	Allowance for product warranty

It is the Company’s policy to grant a warranty for periods of 12 to 36 months, except for the SMART Cabling System, SMART GIGA Cabling System and CLASSIX Cabling Systems which, when installed by a certified cabling installer and registered by the Company, are granted 15-year and 20-year warranties respectively, for system performance.  The balance sheet provision for warranties for all periods through December 31, 2004 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

The following are the changes in liability for product warranty:

US$

Balance at December 31, 2001	1,085,643
Warranties for products sold	226,592
Warranty costs incurred	(104,848)
Lapsed warranties	(1,106,092)

Balance at December 31, 2002	101,295
Warranties for products sold	139,400
Warranty costs incurred	(87,395)

Balance at December 31, 2003	153,300
Warranties for products sold	104,223
Lapsed warranties	(38,652)
Warranty costs incurred	(92,183)

Balance at December 31, 2004	126,688

N.	Stock option plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting For Stock Issued to Employees”, and related interpretations including Interpretation No. 44, “Accounting For Certain Transactions Involving Stock Compensation” (“FIN 44”), in accounting for its stock option plans for employees and directors.  SFAS No. 123, “Accounting For Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting For stock-based employee stock compensation plans and as a measurement basis For transactions involving the acquisition of goods or services from non-employees.  As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting For employee stock options and has adopted the disclosure requirements of SFAS No. 123.

See also Note 2T(2).

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 -  Significant Accounting Policies (cont’d)

N.	Stock option plans (cont'd)

Had compensation expenses for stock options granted been determined based on the fair value at the grant dates, consistent with the method of SFAS 123, the effect on the results of operation for the years ended December 31, 2004, 2003 and 2002 would have been as follows:

		Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2002

		US$	US$*	US$*

Loss for the year		(2,974,598)	(6,816,588)	(6,909,782)
Add:	Stock-based employee compensation included in reported net loss, net of related tax effects	-	-	-

Deduct:	Total stock-based employee compensation expense under fair value based method for all awards, net of related tax effects	(407,588)	(216,405)	(485,142)

Loss - pro forma		(3,382,186)	(7,032,993)	(7,394,924)

Loss per share pro forma
Basic and diluted loss per share as reported		(0.27)	(0.77)	(0.78)

Pro forma basic and diluted loss per share		(0.30)	(0.79)	(0.83)

During 2004, the Company has revised certain assumptions for the estimations of the fair value of the options granted in the Black and Scholes options pricing model.  These assumptions include the risk free interest rates, the expected lives and the expected volatility.

Accordingly, the pro-forma information as of December 31, 2003 and 2002 have been restated to conform with the new assumption.

* Restated

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 -  Significant Accounting Policies (cont’d)

N.	Stock option plans (cont'd)

The effect of restatement were as follows:
		Year ended December 31 2003		Year ended December 31, 2002

		As reported	As restated	As reported	As restated

		US$		US$

Loss for the year		(6,816,588)	(6,816,588)	(6,909,782)	(6,909,782)

Add:	Stock-based employee compensation included in reported net loss, net of related tax effects	-	-	-	-

Deduct	: Total stock-based employee compensation expense under fair value based method for all awards, net of related tax effects	(124,547)	(216,405)	(241,604)	(485,142)

Loss - pro forma		(6,941,135)	(7,032,993)	(7,151,386)	(7,394,924)

Basic and diluted loss per share as reported		(0.77)	(0.77)	(0.78)	(0.78)

Pro forma basic and diluted loss per share		(0.78)	(0.79)	(0.80)	(0.83)

O. Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets in accordance with the provisions of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”.  This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

P. Deferred income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”.  Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 -  Significant Accounting Policies (cont’d)

P. Deferred income taxes (cont'd)

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

S. Treasury Shares

Holdings of the Company’s shares by a consolidated subsidiary are presented as treasury stock.

T. Reclassifications

Certain amounts have been reclassified to conform to the current year presentation, including reclassification of short-term bank credits previously reported net of cash and cash equivalents.  Such reclassifications did not have any impact on the Company's shareholders' equity or net loss.

U.	Recently Enacted Accounting Pronouncements

1.	EITF 03-1 Other than Temporary Impairment and its Application to Certain Investments

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. On September 30, 2004, the FASB issued FSP 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1, ’The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments’,” delaying the effective date for the recognition and measurement guidance of EITF 03-1, as contained in paragraphs 10-20, until certain implementation issues are addressed and a final FSP providing implementation guidance is issued. The disclosure requirements of the consensus remain in effect.

The Company has adopted the disclosures requirements of EITF Issue 03-1 for investments accounts accounted for under SFAS 115 in fiscal year ended December 31, 2004.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 -  Significant Accounting Policies (cont’d)

U.	Recently Enacted Accounting Pronouncements (cont'd)

2.	FASB - Statement 123R Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (Revision 2004), “Share-Based Payment”, (SFAS 123R), that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of the Company, liabilities that are based on the fair value of the Company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, “Accounting for Stock Issued to Employees”. Instead, SFAS 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation as the Company currently discloses in Note 7. SFAS 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”). The second adoption method is a modified retrospective transition method whereby a company would recognize employee compensation cost for periods presented prior to the adoption of SFAS 123R in accordance with the original provisions of SFAS 123; that is, an entity would recognize employee compensation costs in the amounts reported in the pro forma disclosures provided in accordance with SFAS 123. A company would not be permitted to make any changes to those amounts upon adoption of SFAS 123R unless those changes represent a correction of an error.  The provisions of SFAS 123R are effective for periods beginning after June 15, 2005, which will be the Company’s third quarter beginning July 1, 2005.

Based upon our projection of unvested stock options at the implementation date from stock options granted and outstanding as of December 31, 2004, we expect the adoption to result in the recognition of additional compensation expense of approximately US$102,000 during  fiscal 2005 and approximately US$197,000 during fiscal 2006 and US$193,000 during fiscal 2007.

3.	FASB - Statement 151 Inventory Costs

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (“SFAS 151”). SFAS 151 requires abnormal amounts of inventory costs related to idle facility, freight handling and wasted material expenses to be recognized as current period charges. Additionally, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The standard is effective for fiscal years beginning after June 15, 2005. We believe the adoption of SFAS 151 will not have a material impact on our consolidated financial statements.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 2 -  Significant Accounting Policies (cont’d)

T.	Recently Enacted Accounting Pronouncements (cont'd)

4.	FASB - Statement 153 - Exchanges of Nonmonetary Assets

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - an amendment to APB No. 29.” This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Adoption of this statement is not expected to have a material impact on the consolidated financial statements of the Company.

Note 3 -  Property and Equipment

	December 31

	2004	2003

	US$	US$

Cost
Research and development equipment	1,040,267	1,012,165
Manufacturing equipment	570,532	538,558
Office furniture and equipment	1,548,087	1,346,733
Leasehold improvements	299,695	311,342

	3,458,581	3,208,798

Accumulated depreciation
Research and development equipment	1,011,253	960,038
Manufacturing equipment	486,246	450,704
Office furniture and equipment	1,269,151	1,183,408
Leasehold improvements	281,793	264,036

	3,048,443	2,858,186

	410,138	350,612

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

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

Severance pay expenses for the years ended December 31, 2004, 2003 and 2002 amounted to US$461,634, US$491,590, and US$530,873, respectively.

B.

Employees of the U.S. subsidiary may participate in an employee savings plan maintained by payments pursuant to Section 401(k) of the Internal Revenue Code (“IRC”).  Eligible participants may contribute a percentage of their pretax salaries, subject to certain IRC limitations.  The plan provides for equivalent employer contributions to be made at the discretion of the Board of Directors.

There were no discretionary amounts contributed to the plan during the years ended 2004, 2003 and 2002.

Note 5 -  Commitments and Contingencies

A.	Royalty commitments

The Company is obligated to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) on revenues from product sales, where the research and development in respect of these products was undertaken with grants from the OCS.

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

As of December 31, 2004, total grants received, net of royalties paid or accrued, amounted to approximately US$1,283,944.

Royalties payable to the OCS are classified as part of cost of sales (see Note 8B2).

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 5 -  Commitments and Contingencies (cont'd)

B.	Lease commitments:

(1)	Premises occupied by the Company and the U.S. subsidiary are rented under various operating leases with related parties (see Note 9) and others.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha'ayin expire in December 2007 and June 2005, respectively.  The lease agreement for the premises in New Jersey is open ended and can be terminated upon 30 days notice.  The lease agreement for the premises in Lake Forest expired in June 2004 and the Company vacated the premises.  The lease agreement for representative office in Moscow expired during December 2004 and has been renewed for additional three months.  Minimum future rental payments due under the above leases, at rates in effect on December 31, 2004, assuming no options are exercised, are as follows:

Year ending December 31	US$

2005	326,379
2006	281,280
2007	281,280
Thereafter	-

888,839

Part of the lease agreements in Israel are secured by a bank guarantee in the amount of US$22,514.

Rental expenses amounted to US$565,414, US$1,004,801 and US$976,973 for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, respectively.

(2)

The Company has entered into several operating leases in respect of motor vehicles since June 1998.  These lease agreements expire on various dates from 2005 to 2007.  Minimum future lease payments due under the above leases on December 31, 2004, assuming no options are exercised, are as follows:

Year ending December 31	US$

2005	297,540
2006	126,540
2007	44,252

468,332

Part of these lease commitments are secured by a bank guarantee in the amount of US$53,000.
Rental expenses amounted to US$359,353, US$347,075 and US$274,843 for the years ended December 31, 2004, December 31, 2003 and December 31, 2002, respectively.

C.	Other commitments:

As of December 31, 2004, bank guarantees in the amount of US$47,841 have been issued, mostly for customs duty on importation.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 5 - Commitments and Contingencies (cont’d)

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

The Company grants credit to customers without generally requiring collateral or security. The Company performs ongoing credit evaluations of the financial condition of its customers.  The risk of collection associated with trade receivables is reduced by the large number and geographical dispersion of the Company’s customer base.

See also Note 8B(1) for concentration of sale risks.

E.	Concentrations of business risk

Although the Company generally uses standard parts and components for products, certain key components used in the products are currently available from only one source, and others are available from a limited number of sources.  The Company believes that it will not experience delays in the supply of critical components in the future.  If the Company experiences such delays and there is an insufficient inventory of critical components at that time, the Company’s operations and financial results would be adversely affected.

F.	Indemnification agreement

At the Annual General Meeting of the Company on December 20, 2004, it was resolved that the Company undertake to enter into an indemnification agreement with each of the Company’s present and future serving directors and officers.

The indemnification will cover certain events as described in Schedule A of this agreement and shall be no greater than the amount of coverage available to the Company’s applicable liability insurance policy in effect at the time.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 6 - Shareholders’ Equity

A.	Share capital

Composed as follows:

	December 31, 2004		December 31, 2003

	Issued and outstanding	Authorized	Issued and outstanding	Authorized

	Number of shares		Number of shares

Ordinary Shares of NIS 0.1 par value (1)	14,098,188	39,979,770	8,927,352	39,979,770

Deferred Shares of NIS 0.1 par value (2)	17,030	20,230	17,030	20,230

The Company’s Ordinary shares are traded in the United States on the over the counter market and are listed on the NASDAQ Small Cap Market.

(1)	(a)	Ordinary shares confer all rights to their holders.

	(b)	Including 17,000 of which are held by a subsidiary.

(2)		Deferred shares confer only the right to par value upon liquidation. The deferred shares are non-voting and non-participatory.

B.	Share options

1.	RiT Technologies Ltd. and its consolidated subsidiaries’ Key Employees’ Share Incentive Option Plan (1996)

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

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 6 - Shareholders’ Equity (cont’d)

B.	Share options

1.	RiT Technologies Ltd. and its consolidated subsidiaries’ Key Employees’ Share Incentive Option Plan (1996) (cont’d)

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

3.	RiT Directors’ Share Incentive Plan (1997)

In June 1997, the RiT Directors’ Share Incentive Plan (1997) (the “Directors’ Plan”) was adopted by the Board.  Options to purchase 110,000 Ordinary Shares were reserved of which 106,000 were granted in June 1997 at an exercise price of US$8.00.  As at December 31, 2002, all options have expired.

On August 5, 1999, the Board of Directors of the Company resolved to reserve 200,000 additional shares for use in the Directors’ plan, of which 200,000 were granted at the date of this resolution at an exercise price of US$2.8125.  100,000 options vested immediately and the remaining 100,000 options vested annually in two equal shares of 50,000 each.  As at December 31, 2002 all options are fully vested.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 6 - Shareholders’ Equity (cont’d)

B.	Share options (cont’d)

3.	RiT Directors’ Share Incentive Plan (1997) (cont’d)

On October 10, 2001, the Board of Directors of the Company resolved to reserve 40,000 additional shares.  The options were granted to certain directors at an exercised price of US$1.61 and vested annually in equal shares of 10,000 each.

The reservation and grant of the shares were ratified by the shareholders at the Annual Shareholders’ Meeting on September 12, 2002.

4.	RiT Technologies Ltd. 2003 Option Plan

On July 20, 2003, the Board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan (“The 2003 Plan”).  Pursuant to which an aggregate of 2,736,666 Ordinary shares of the Company have been reserved for the grant of options under the 2003 Plan together with the Key Employee Share Incentive Plan (1996) and the Directors Share Incentive Plan.

On October 19, 2003, the Board of Directors approved the grant of 30,000 options to a director at an exercise price of US$1.85 vesting annually in equal shares of 10,000 each.  The grant of these options was ratified by the shareholders at the Annual shareholders’ Meeting on December 1, 2003.

On November 4, 2004, the Board of Directors approved the grant of 210,000 options to the Company’s directors at an exercise price of US$2.82 and vested one third on February 2, 2005 and one third every year thereafter.  The grant of these options was ratified by the shareholders at the Annual Meeting in December 2004.

5.	Options Exchange Plan

On November 25, 2003, the Board of Directors of the Company adopted the Option Exchange Plan pursuant to which employees and consultants of the Company and its subsidiaries who agree thereto, will be eligible to waive their rights to all outstanding options granted and which are not yet vested and exercisable on the date of exchange, and to receive in their place new options pursuant to the Company’s 2003 Plan at a uniform ratio of 1:1.

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

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 6 - Shareholders’ Equity (cont’d)

B.	Share options (cont’d)

6.	Stock Options granted under the Employee’s and Non employee’s Share Option Plans are as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value

		US$	US$

Options unexercised as at January 1, 2002	2,221,282	2.51
Granted during 2002	210,000	2.81	1.94
Exercised during 2002	-
Expired during 2002	(34,000)	1.875	1.26
Forfeited during 2002	(336,833)	2.59	1.17

Options unexercised as at December 31, 2002	2,060,449
Granted during 2003	580,750	1.16	0.78
Exercised during 2003	-	-	-
Expired during 2003	(75,667)	4.3	1.75
Forfeited during 2003	(157,541)	2.02	1.45

Options unexercised as at December 31, 2003	2,407,991
Granted during 2004	461,000	2.12	1.21
Exercised during 2004	(2,000)	1.12	0.74
Expired during 2004	(333,000)	2.52	1.70
Forfeited during 2004	(336,958)	2.31	1.56

Options unexercised as at December 31, 2004	2,197,033

The options under the various stock option plans were granted at market value.

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options outstanding			Option exercisable

Rates of exercise prices in US$	Number of shares unexercised at December 31 2004	Weighted average remaining contractual life	Average exercise price	Number of exercisable Shares at December 31 2004	Average exercise price

		In years	US$

1.12 - 1.60	911,250	8.54	1.23	275,833	1.40
1.61 - 1.875	724,083	2.18	1.62	441,333	1.62
2.05 - 2.75	51,000	4.04	2.60	42,500	2.63
2.81 - 2.82	310,000	7.25	2.82	100,000	2.81
3.6875 - 4.5625	86,500	1.73	3.89	80,250	3.91
6	48,200	2.21	6.00	48,200	6.00
7.375	60,000	0.94	7.38	60,000	7.38
9.6875	6,000	0.58	9.69	6,000	9.68

	2,197,033			1,054,116

At year-end 2004, options with an average exercise price of $2.46 were exercisable for 1,054,116 shares (at year-end 2003 and 2002, options with an average exercise price of $2.69 and $2.55, respectively, were exercisable for 1,151,616 and for 1,130,041, respectively).

Weighted average exercise price for the options outstanding in 2004 and 2003 was $2.02 and $2.16, respectively.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 6 - Shareholders’ Equity (cont’d)

B.	Share options (cont’d)

7.	Effect of SFAS 123

Had compensation expenses for stock options granted been determined based on the fair value at the grant dates, consistent with the method of SFAS 123, the effect on the results of operation for the years ended December 31, 2004, 2003 and 2002 would have been as follows:

		Year ended December 31 2004	Year ended December 31 2003	Year ended December 31 2002

		U.S.$	U.S.$*	U.S.$*

Loss for the year		(2,974,598)	(6,816,588)	(6,909,782)

Add:	Stock-based employee compensation expense included in reported net loss, net of related tax effects	-	-	-

Deduct:	Total stock-based employee compensation expense under fair value based method for all awards, net of related tax effects	(407,588)	(216,405)	(485,142)

Loss - pro forma		(3,382,186)	(7,032,993)	(7,394,924)

Basic and diluted loss per share as reported		(0.27)	(0.77)	(0.78)

Pro forma basic and diluted loss per share		(0.30)	(0.79)	(0.83)

During 2004, the Company has revised certain assumptions utilized for the estimation of the fair value of the options granted in the Black and Scholes option pricing model.  These assumptions include the risk free interest rates, the expected lives and the expected volatility.

Accordingly, the pro-forma information as of December 31, 2003 and 2002 have been restated to conform with the new assumption.

* Restated

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 6 - Shareholders’ Equity (cont’d)

B.	Share options (cont’d)

7.	Effect of SFAS 123

The effect of restatement were as follows:

		Year ended December 31, 2003 US$		Year ended December 31, 2002 US$

		As reported	As restated	As reported	As restated

Loss for the year		(6,816,588)	(6,816,588)	(6,909,782)	(6,909,782)

Add:	Stock-based employee compensation included in reported net loss, net of related tax effects	-	-	-	-

Deduct:	Total stock-based employee compensation expense under fair value based method for all awards, net of related tax effects	(124,547)	(216,405)	(241,604)	(485,142)

Loss - pro forma		(6,941,135)	(7,032,993)	(7,151,386)	(7,394,924)

Basic and diluted loss per share as reported		(0.77)	(0.77)	(0.78)	(0.78)

Pro forma basic and diluted loss per share		(0.78)	(0.79)	(0.80)	(0.83)

The fair value of each option grant is estimated on the date of the grant using the Black and Scholes option pricing model with the following assumptions:

1.	The current price of the stock is the fair market value of such shares at the date of issuance.

2.	Dividend yield of zero percent for all relevant periods.

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 6 - Shareholders’ Equity (cont’d)

B.	Share options (cont’d)

7.	Effect of SFAS 123 (cont’d)

3.	Risk free interest rates are as follows:

Year ended December 31%

2004	3.63
2003	3.25
2002	2.78

4.	Expected lives of 1-4 years (mainly 4 years as of the date of the grant) for each option granted.

5.	Expected volatility of 85.5%-88.9% for the year ended December 31, 2004 (89.2% and 97.7% for the years ended December 31, 2003 and 2002, respectively).

8.	Options to non-employees

The Company applies the fair value-based method of accounting set forth in Statement 123 to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees since the options are fully vested.

C.	Warrants to investors

As part of an agreement for a private placement signed on June 21, 2004, the Company issued to the investors warrants to purchase up to 1,266,032 Ordinary shares at an exercise price of $1.75 per share.  The warrants are exercisable for five years from the date of closing of the Private Placement.  As at December 31, 2004 42,858 of these warrants had been exercised.

D.	Dividends

Dividends may be paid by the Company only out of the Israeli Company earnings and other surpluses in Israeli currency as defined in the Companies Law as at the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher.  Such dividends will be declared and paid in NIS.  There are no restrictions on the ability of the U.S. subsidiary to transfer funds to its parent, and there are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends.

The distribution of cash dividends out of retained earnings as of December 31, 2004, would subject RiT to a 25% tax in respect of the income from which it was distributed, according to the terms of tax exemption due to its “approved enterprise” status, as explained in Note 7B.

RiT has decided not to distribute the said tax exempt income as dividends.  In the event of dividend distribution as above, the said tax amount would be charged as an expense in the statement of income.

See also Note 7B(1)(b).

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

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

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 7 - Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, (hereafter - the ”Law”)

1.	Rates

(a)	Pursuant to the above Law the Company is entitled to tax benefits relating to investments in “Approved Enterprises” in accordance with letters of approval received.

A major part of the production facilities of the Company has been granted the status of an “Approved Enterprise” under the above law.

Income arising from the Company’s “Approved Enterprise” is subject at zero tax rates under the “Alternative Benefit Method” and reduced tax rates based on the level of direct or indirect ownership for specific period. The period of benefits in respect of most of the Company’s production facilities will terminate in the years 2005 - 2011. No new approvals have been received since 1997.

The duration of tax benefits, for each of the programs is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval, as an “Approved Enterprise” under the Law.

(b)

In the event of distribution by the Company of a cash dividend out of retained earnings which were taxed at zero rate due to the “Approved Enterprise” status, the Company would be subjected to 25% corporate tax on the amount distributed, and the recipients would have to pay 15% tax (to be withheld at source) on the amounts of such distribution received by them.

The Company has no intention to pay a dividend in the foreseeable future and, in any event, there is a tax strategy available whereby a distribution in liquidation will not create additional taxes for the Company.

(c)

Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular  corporate tax rate - 35% for the tax year ended December 31, 2004.

2.	Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years, in respect of property and equipment of an “Approved Enterprise”.  The Company has not utilized this benefit to date.

RiT Technologies Ltd. and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 7 - Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, (hereafter - the “Law”)

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

As of the date of these financial statements the Company believes it is in compliance with these conditions, although no benefits have been utilized by the Company to date.

C.	Measurement of results for tax purposes under the Income Tax Inflationary Adjustments Law (“the Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, the Company’s results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index.

D.	Tax benefits under the Law for Encouragement of Industry (Taxation), 1969

The Company currently qualifies as an “Industrial Company” under the above Law.

As such it is entitled to certain tax benefits, mainly the right to deduct share issuance costs for tax purposes in the event of a public offering, and the amortization of know-how acquired from a third party.

E.	Tax assessment and carryforward tax losses

The Company has not received final tax assessments since incorporation.  In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 1999 tax year can be regarded as final.  No final tax assessments have been received by the subsidiary company.  Tax returns filed up to and including the 1999 tax year for the U.S. subsidiary can be regarded as final.

The Company’s Israeli carryforward tax losses are approximately US$17,614,000 as of December 31, 2004.  The amount of the Company’s carryforward tax losses will be reduced by any future income of the Company.

The U.S. subsidiary is taxed under the United States Federal and State tax rules.  The U.S. subsidiary’s carryforward tax losses amounted to approximately US$4,854,000 as of December 31, 2004.  Such losses are available to offset any future U.S. taxable income of the U.S. subsidiary and will expire in the years 2008-2023.

RiT Technologies Ltd. and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 7 - Taxes on Income (cont’d)

F.	Changes in the Corporate Tax Rate

On June 29, 2004, the Israeli Parliament approved the Income Tax Ordinance Amendment (No. 140 and Temporary Order), 2004 (“the Amendment”).

The Amendment prescribes a gradual reduction in the tax rate from 36% to 30%, in the following manner: in 2004 tax year at tax rate of 35% will be imposed, in 2005, a tax rate of 34% will be imposed, in 2006 rate of 32% will be imposed, and from the 2007 tax year and thereafter, the tax rate will be 30%.

G.	Deferred taxes

Deferred Taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31

	2004	2003

	US$	US$

Tax asset in respect of:
Allowance for doubtful debts	206,084	252,608
Severance pay	146,054	192,765
Vacation pay	147,387	205,569
Research and development	1,047,520	1,274,760
Losses carried forward	6,905,097	5,223,211

	8,452,142	7,148,913

Valuation allowance	(8,452,142)	(7,148,913)

	-	-

Deferred tax assets for future benefits are included where their realization is more likely than not.
As such, the Company has recorded a valuation allowance in regard to all of its tax loss carryforwards as well as for other temporary differences.

RiT Technologies Ltd. and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 7 - Taxes on Income (cont’d)

H.	Reconciliation of the theoretical tax expense and the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate of 35% for the year ended December 31, 2004 and 36% for the years, 2003 and 2002, applicable to income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31

	2004	2003	2002

	US$	US$	US$

Loss before taxes, as reported in the statements of operations	(2,974,598)	(6,816,588)	(6,909,782)

Theoretical taxes on income	(1,041,109)	(2,453,972)	(2,487,522)

Non-deductible expenses	38,997	49,326	68,441

Valuation allowance	1,303,229	2,604,001	1,690,507

Tax exempt income	-	(16,197)	(129,715)

Adjustments arising from differences on the basis of measurement for tax purposes and for financial reporting purposes and other**	(301,117)	(183,158)	858,289

Taxes on income for the reported year	-	-	-

	35%	36%	36%

*	Applicable tax rate
**

Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company, and the exchange rate of Israeli currency relative to the dollar.

RiT Technologies Ltd. and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 8 - Supplementary Financial Statement Information

A.	Balance Sheet

1.	Cash and cash equivalents

Comprised of:

	December 31

	2004	2003

	US$	US$

Cash and deposits (1)(2)	7,772,997	3,559,407

(1)	The deposits are in US dollars and bearing an average annual interest of 1.8% per annum. (2003 - 1% per annum).

2.	Marketable securities

	Interest rate	December 31

		2004	2003

	%	US$	US$

Corporate bonds in US dollars	7.75	530,950	560,124

The fair market value, cost and unrealized holdings losses (gains) of such securities at December 31, 2004 were US$ 530,950, US$ 545,465 and US$ 14,515, respectively (December 31, 2003 – US$ 560,124, US$ 545,465 and US$ (14,659), respectively.)

All of the Company’s securities mature in June 2006.

RiT Technologies Ltd. and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 8 - Supplementary Financial Statement Information (cont’d)

A.	Balance Sheet (cont’d)

3.	Trade receivables, net:

As of December 31, 2003 and 2004, trade accounts receivable are presented net of allowance for doubtful accounts.

The following are the changes in the allowance for doubtful accounts:

US$

Balance at January 1, 2002	914,234
Additions during 2002	600,414
Deductions	(178,431)

Balance at December 31, 2002	1,336,217
Additions during 2003	21,338
Deductions	(165,541)
Write-downs charged against the allowance	(490,324)

Balance at December 31, 2003	701,690
Additions during 2004	-
Deductions	(230,301)
Write-downs charged against the allowance	(41,818)

Balance at December 31, 2004	429,571

4.	Other current assets:

	December 31

	2004	2003

	US$	US$

Receivables from the Government of Israel:
Chief Scientist	160,030	30,234
Tax authorities	476,242	474,758
Value added tax authorities	201,250	122,530
Prepaid expenses	74,687	99,636
Other	104,240	39,745

	1,016,449	766,903

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 8 - Supplementary Financial Statement Information (cont’d)

A.	Balance Sheet (cont’d)

5.	Inventories:

	December 31

	2004	2003

	US$	US$

Raw materials and subassemblies	2,108,198	1,707,936
Work in process	869,083	526,457
Finished products	3,570,928	2,525,204

	6,548,209	4,759,597

6.	Other payables and accrued expenses:

	December 31

	2004	2003

	US$	US$

Employees and employee institutions	1,332,611	1,177,289
Government of Israel:
Chief Scientist	264,749	226,630
Accrued expenses	507,341	292,012
Provision for products trade-in	15,000	75,000
Provision for product warranty	126,688	153,300
Other	178,908	228,318

	2,425,297	2,152,549

7.	Short-term bank credits:

	a.	Comprised of:

	December 31

	2004	2003

	US$	US$

In NIS (1)	2,197,423	845,502
In Euro (2)	269,444	-

	2,466,867	845,502

(1)	As of December 31, 2004 and 2003, the relative amounts are unlinked and bear an annual interest of 5.4% for year 2004 and 6.05% for year 2003.

(2)	As of December 31, 2004 bear an annual interest of 2.75%.

RiT Technologies Ltd. and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 8 - Supplementary Financial Statement Information (cont’d)

A.	Balance Sheet (cont’d)

7.	Short-term bank credits: (cont’d)

	b.	Line of credit

On April 28, 2004 the Company signed a credit line agreement with a bank for an amount of up to US$2,000,000. The interest rate for each amount withdrawn from the credit line will be determined on the withdrawal date. The credit line will expire on June 30, 2005.  As part of the agreement, a first degree floating charge has been registered over all the assets of the Company.

The granting of the credit line is also subject to additional terms and conditions (covenants), as follows:

	a)	Shareholders’ equity will be not less than US$3,000,000 and 35% of total assets.

	b)	Working capital, net, (trade receivables and inventories less accounts payable) will be not less than US$3,000,000.

Non compliance with the said additional terms may lead to immediate repayment of the credit line.  As at December 31, 2004, there is no unutilized line of credit and the Company is in compliance with the covenants.

8.	Monetary balances in non-dollar currencies

	December 31, 2004

	Israeli currency	Other non-dollar currencies

	US$	US$

Current assets	941,855	1,630,765
Current liabilities	6,912,502	233,402

	December 31, 2003

	Israeli currency	Other non-dollar currencies

	US$	US$

Current assets	603,440	1,125,515
Current liabilities	1,246,027	58,950

The preceding tables reflect the exposure of the Company’s monetary balances in non-dollar currencies (mainly EURO) to the effect of changes in the rate of exchange of the NIS, or other non-dollar currencies, to the dollar at the indicated balance sheet dates.

RiT Technologies Ltd. and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 8 - Supplementary Financial Statement Information (cont’d)

	A.	Balance Sheet (cont’d)

	9.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accruals and assets and liabilities in respect of employee’s severance benefits.

In view of their nature, the fair value of financial instruments is usually identical to their carrying value.

B.	Statement of Operations

	1.	Sales (1)

	(a)	Classification of sales by geographical destination:

	Year ended December 31

	2004	2003	2002

	US$	US$	US$

United States	7,605,014	3,207,506	6,632,462
Europe	8,329,907	9,429,649	9,395,988
Israel	1,529,063	1,744,883	1,473,880
Rest of world	963,159	807,279	921,176

	18,427,143	15,189,317	18,423,506

(1) Sales are attributed to geographical areas based on location of customers.

(b)	Sales by major product lines:

	Year ended December 31

	2004	2003	2002

	US$	US$	US$

Enterprise Solution	16,132,554	12,830,024	16,429,652
Carrier Solution	2,294,589	2,359,293	1,993,854

	18,427,143	15,189,317	18,423,506

(c)	Principal customers:

During the fiscal year 2004, Company sales to one customer exceeding 10% of total sale were: US$2,545,661 (during fiscal year 2003 - US$1,640,350; and during fiscal year 2002 - no single customer exceeded 10% of total sales).

RiT Technologies Ltd. and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 8 - Supplementary Financial Statement Information (cont’d)

B.	Statement of Operations (cont’d)

2.	Cost of sales

	Year ended December 31

	2004	2003	2002

	US$	US$	US$

Payroll and related benefits	1,205,403	1,235,936	1,150,553
Materials consumed	6,704,244	5,463,613	5,821,720
Subcontracted work	1,666,292	1,156,513	953,410
Royalties to the OCS	408,613	347,631	259,514
Write-down of inventories	373,909	1,938,036	1,518,919
Other production costs	1,096,088	505,611	833,944

	11,454,549	10,647,340	10,538,060
(Increase) decrease in inventories	(1,388,350)	135,039	541,625

	10,066,199	10,782,379	11,079,685

In the year ended December 31, 2004, the Company recorded a write-down of inventories in the amount of US$373,909 (December 31, 2003 - US$1,938,036) (December 31, 2002 - US$1,518,916).

3.	Financing income, net

	Year ended December 31

	2004	2003	2002

	US$	US$	US$

Expenses:
Interest on short-term credits and bank charges	(94,298)	(32,408)	(37,785)
Exchange translation (expenses) income, net	24,918	(47)	(87,675)

	(69,388)	(32,455)	(125,460)
Income:
Interest from banks and others	98,815	114,378	221,396

Financing income, net	29,435	81,923	95,936

RiT Technologies Ltd. and its Consolidated Subsidiaries

Notes to the Consolidated Financial Statements as at December 31, 2004

Note 9 - Related Party Balances and Transactions

Related parties are comprised of common shareholders.

All transactions with related parties were in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers and are mainly sales of some of the Company’s products, purchases from related parties, human resource and administrative services received and leasing of premises occupied by the U.S. subsidiary in the U.S. (See Note5B).

A.	Balances with related parties:

	December 31

	2004	2003

	US$	US$

Accounts receivable:
Trade	403,763	500,537

Accounts payable:
Trade	67,830	58,979
Other	4,799	4,722

B.	Income from or expenses to related parties

		Year ended December 31

		2004	2003	2002

		US$	US$	US$

Income:
Sales		908,559	1,044,180	1,016,650
Cost and expenses:
Purchases		36,697	38,890	7,700
Services		75,526	104,241	353,409
Research and development cost		183,011	151,316	297,475
Sales, marketing, general and administrative expenses		437,335	407,485	628,902

C.	Purchases of property and equipment	16,502	6,918	13,819

Exhibit Index

Exhibit Number	Document Name

1.1	Memorandum of Association.*

1.2	Articles of Association.*

2.1	Form of Share Certificate Representing Ordinary Shares.**

4.1	Lease agreements with related parties and executive summaries thereof.***

4.2	RiT Technologies Ltd. 2003 Share Option Plan.****

4.3	Purchase Agreement, dated as of June 16, 2004, by and among the Registrant and the investors set forth on the signature pages thereto.*****

4.4	Registration Rights Agreement, dated as of July 26, 2004, by and among the Registrant and the investors named in the Purchase Agreement dated as of June 16, 2004.*****

4.5	Form of Warrant issued on July 26, 2004.*****

8.1	List of Subsidiaries.

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Vice President Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Vice President Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Somekh, Chaikin, Independent Registered Public Accounting Firm.

* Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2002.
** Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed on July 26, 1997.
***Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001.
****Incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed on July 26, 2004 (File No. 333-117646).
*****Incorporated by reference to Exhibit 10.1 to the Registrant’s Report of Foreign Private Issuer on Form 6-K submitted on June 29, 2004 (File No. 0-29360).