Form 20-F
period 2005-12-31
RIT TECHNOLOGIES LTD
filed 2006-03-30
CIK 1041844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___ to ____

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report..........................................

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

As of December 31, 2005, the issuer had 14,410,074 ordinary shares outstanding (excluding 17,000 ordinary shares held as treasury shares).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer    ☐ Accelerated filer    ☐ Non-accelerated filer    ☒

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to “we”, “us”, “our”, “RiT”, the “Registrant” or the “Company” refer to RiT Technologies Ltd. and its wholly- owned subsidiaries. References to “dollars” or “$” are to United States Dollars. References to NIS are to New Israeli Shekels, the currency of the State of Israel. References to the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999. References to “enterprise” and “carrier”” relate to the sectors we formerly identified as “datacom” and “telecom.”

Part I

Item 1	Identity of Directors, Senior Management and Advisors	4

Item 2	Offer Statistics and Expected Timetable	4

Item 3	Key Information	5
A	Selected Financial Data	5
B	Capitalization and Indebtedness	6
C	Reasons for the Offer and Use of Proceeds	6
D	Risk Factors	6

Item 4	Information on the Company	16
A	History and Development of the Company	16
B	Business Overview	16
C	Organizational Structure	23
D	Property, Plants and Equipment	24

Item 4A	Unresolved Staff Comments	24

Item 5	Operating and Financial Review and Prospects	24
A	Operating Results	24
B	Liquidity and Capital Resources	32
C	Research and Development, Patents and Licenses	33
D	Trend Information	35
E	Off-Balance Sheet Arrangements	35
F	Tabular Disclosure of Contractual Obligations	35

Item 6	Directors, Senior Management and Employees	35
A	Directors and Senior Management	35
B	Compensation	38
C	Board Practices	39
D	Employees	41
E	Share Ownership	42

Item 7	Major Shareholders and Related Party Transactions	43
A	Major Shareholders	43
B	Related Party Transactions	44
C	Interests of Experts and Counsel	45

Item 8	Financial Information	45
A	Consolidated Statements and Other Financial Information	45
B	Significant Changes	45

Item 9	The Offer And Listing	46
A	Share History	46
B	Plan of Distribution	46
C	Markets	46
D	Selling Shareholders	46
E	Dilution	46
F	Expenses of the Issue	46

Item 10	Additional Information	47
A	Share Capital	47
B	Memorandum and Articles of Association	47
C	Material Contracts	52
D	Exchange Controls	52
E	Taxation	52
F	Dividends and Paying Agents	61
G	Statements by Experts	61
H	Documents on Display	61
I	Subsidiary Information	61

Item 11	Quantitative and Qualitative Disclosures about Market Risk	61

Item 12	Description of Securities Other Than Equity Securities	62

	Part II

Item 13	Defaults, Dividend Averages and Delinquencies	62

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	62

Item 15	Controls and Procedures	62

Item 16A	Audit Committee Financial Expert	63

Item 16B	Code of Ethics	63

Item 16C	Principal Accounting Fees and Services	63

Item 16D	Exemptions from Listing Requirements and Standards for Audit Committee	63

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	63

	Part III

Item 17	Financial Statements	63

Item 18	Financial Statements	63

Item 19	Exhibits	64

Cautionary Statement Concerning Forward-Looking Statements

Statements in this annual report that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

—	expectations as to the timing of profitability, and the adequacy of our cash balances and cash flow from operations to support our operations for specified periods of time;

—	expectations as to the timing of raising additional financing;

—	statements as to expected sales, operating results and certain expenses, including research and development and sales and marketing expenses;

—	expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;

—	expectations that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders;

—	estimates of the impact of changes in currency exchange rates on our operating results;

—	expectations as to the adequacy of our inventory of critical components and finished products;

—	expectations that our markets will continue to grow;

—	expectations that our products will remain accepted within their respective markets and will not be replaced by new technology;

—	expectations that competitive conditions within our markets will not change materially or adversely;

—	expectations that we will retain key technical and management personnel;

—	expectations that our forecasts will accurately anticipate market demand;

—	expectations as to the adequacy of our manufacturing facilities and the timing of any expansion; and

—	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new Israeli tax and corporate legislation may have on our operations.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. We desire to take advantage of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection with this safe harbor legislation. All forward-looking statements in this Form 20-F and any other written or oral statements made by us or on our behalf reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Item 3.D. – Risk Factors”, that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

3.A.	Selected Financial Data

We have derived the following selected consolidated balance sheet data as of December 31, 2004 and 2005, and the selected consolidated operating data for the years ended December 31, 2003, 2004, and 2005 from our audited consolidated financial statements and notes included elsewhere in this annual report. We have derived the selected consolidated balance sheet data as of December 31, 2001, 2002, and 2003 and the selected consolidated operating data for the years ended December 31, 2001 and 2002 from our audited consolidated financial statements not included in this annual report. Beginning with the year 2002, our financial results have been reported in accordance with generally accepted accounting principles in the United States (U.S. GAAP). For comparison purposes, all information for previous periods has been restated according to U.S. GAAP.

You should read the following selected consolidated financial data together with “Item 5. – Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(Dollars in thousands, except per share data)

Sales	$39,225	$18,424	$15,189	$18,427	$27,852

Cost of sales	19,696	11,080	10,782	10,066	12,923

Gross profit	19,529	7,344	4,407	8,361	14,929

Operating cost and expenses:
Research and development, gross	5,033	4,177	3,978	3,767	4,212
Less - royalty-bearing
participation	165	264	116	286	119

Research and development, net	4,868	3,913	3,862	3,481	4,093
Sales and marketing	10,319	7,846	5,857	6,165	7,624
General and administrative	2,962	2,591	1,587	1,719	2,007

Total operating expenses	18,149	14,350	11,306	11,365	13,724

Operating income (loss)	1,380	(7,006)	(6,899)	(3,004)	1,205

Financial income, net	408	96	82	29	198

Net income (loss) for the year	$1,788	$(6,910)	$(6,817)	$(2,975)	$1,403

Earnings (Loss) Per Share

Basic net income (loss) per
ordinary share	$0.20	$(0.78)	$(0.77)	$(0.27)	$0.10

Diluted net income (loss) per
ordinary share	$0.20	$(0.78)	$(0.77)	$(0.27)	$0.09

Weighted average number of
shares used to compute basic
net income (loss) per ordinary
share	8,884,533	8,910,352	8,910,352	11,174,865	14,288,900

Weighted average number of
shares used to compute diluted
net income (loss) per ordinary
share	9,117,980	8,910,352	8,910,352	11,174,865	15,459,384

Balance Sheet Data

	December 31,
	2001	2002	2003	2004	2005
	(Dollars in thousands)

Working capital	$20,064	$13,381	$6,793	$10,481	$12,345
Total assets	29,713	19,723	14,802	22,232	20,715
Share capital and additional paid-in capital	23,958	24,188	24,188	30,984	31,718
Shareholders' equity	$20,274	$13,434	$6,608	$10,400	$12,512

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Risks Related to Our Business

We have incurred losses in the past, and may incur losses in the future

While we were profitable in 2005, we incurred losses in 2004 and 2003. In 2005, we had net income of approximately $1.4 million. We incurred net losses of approximately $3 million in 2004 and $6.8 million in 2003. We will need to generate revenues as well as manage our costs to maintain and increase profitability. We cannot assure you that we will be able to maintain and/or increase profitability. Our gross margin is currently 53.6%. As a result, any decrease in sales will have a significant effect on our profitability.

Our revenues may not grow or continue at their current level. In addition, our operating expenses may increase. Our decision to increase operating expenses and the scope of such increase will depend upon several factors, including the market situation. If our revenues do not increase as anticipated, or if our expenses increase at a greater pace than our revenues, we may not be profitable or, if we are profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We may need to raise additional financing in the future. If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

On December 31, 2005, we had cash, cash equivalents and marketable securities of approximately $7.7 million. In 2005, we generated approximately $1.9 million in cash, mainly from operational activities. We will need to generate increased revenues as well as manage our costs in order to maintain and/or increase our cash. We cannot assure you that we will be able to maintain and/or increase our profitability and, as a result, we may need to raise additional financing to support our operations and our growth strategy.

In 2006, we arranged for a line of credit from Bank Hapoalim in the amount of $1 million, which will expire on January 31, 2007. Prior to its expiration, we intend to renew this line of credit for an additional term of at least 12 months. However, we cannot assure you that we will be successful in our efforts to do so. On March 15, 2006, we did not have any outstanding amount under this line of credit. The line of credit is conditioned upon our compliance with the following financial requirements during the term of the line of credit: (1) a floating charge on all assets; (2) total shareholders’ equity will not be less than $3 million and not less than 35% of our total balance sheet assets; and (3) total working capital, calculated as trade receivables and inventory less accounts payable, will not be less than $3 million. Although we currently are in compliance, if we do not satisfy these conditions in full, Bank Hapoalim may demand payment of the outstanding amount of the line of credit and may refuse to grant us further credit.

If we are unable to raise additional financing when needed on terms favorable to us, our operations and growth strategy will be materially adversely affected.

We have experienced in the past, and may experience in the future, a decrease in sales.

Although our carrier and enterprise sales solutions increased in 2005 as compared with 2004 and 2003, there is no assurance that this growth will continue.

The enterprise solutions market experienced a slow-down since the latter part of 2000 up to the beginning of 2004. This slowdown negatively affected our enterprise solutions sales beginning in 2002. Although sales of our enterprise solutions have increased since 2004, there is no assurance that this growth will continue.

Our carrier solutions have been designed for sale to telephone companies, or telcos, which traditionally have made a relatively large portion of their equipment purchases during the fourth quarter of each year. Due to the telecommunications market slow-down, which began in the latter part of 2000, some telcos instituted budgetary freezes or postponements, which have deferred potential orders. This affected our financial results for 2002 and 2003. Although the telecommunications market began recovering and our carrier sales showed signs of improvement beginning in 2004, there is no assurance that this trend will continue in the future or that we will be able to achieve the same levels of sales.

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

Moreover, because end-users of our enterprise solutions typically request delivery within two weeks of placement of their orders (which generally follows extensive sales efforts over an extended period of time), a majority of our sales in each quarter have resulted from orders placed in that quarter. The deferral of any large order from one quarter to another could materially adversely affect our results of operations for the previous quarter.

Similarly, carrier sales are relatively large orders, and their postponement from one quarter to another could materially adversely affect our results of operations for the previous quarter.

For the foregoing reasons, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and that our results of operations in any particular quarter should not be relied upon as indications of future performance. Furthermore, fluctuations in our operating results may cause volatility in the price of our ordinary shares.

We have a very limited order backlog. As a result, if revenue levels for any quarter fall below our expectations, our earnings will decrease.

We have a very limited order backlog, which makes revenues in any quarter dependent primarily on orders received and delivered in that quarter. A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed, or require some time for adjustment. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our earnings will decrease.

We depend upon independent distributors, representatives and strategic alliance partners to sell our products to customers. If our distributors, representatives and strategic alliance partners do not sell our products, our revenues will suffer.

Outside the United States, we sell our enterprise solutions primarily to independent distributors, for resale to integrators, to strategic alliance partners or directly to end-users. In the United States, we sell such products and solutions primarily through integrators and distributors engaged by our wholly-owned subsidiary, RiT Technologies, Inc. We are highly dependent upon acceptance of our products and solutions by such distributors, strategic alliance partners and integrators and their active marketing and sales efforts relating to our products and solutions. Except for one affiliated distributor in Israel, the distributors to whom we sell our products and solutions are independent of us. Moreover, a substantial majority of our distributors are neither obligated to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products and solutions. Increasing competition among providers of products or solutions competitive with ours has strengthened the position of our distributors and other customers to negotiate favorable terms of sale. Under such conditions, our operating results could be materially adversely affected.

Certain of our distributors are permitted to sell competing products or solutions, and there can be no assurance that any of them will continue, or prioritize, marketing and supporting our products or solutions. Certain of our distributors are the only entities engaged in the distribution of our products or solutions in their respective geographical areas. In addition to the independent distributors mentioned above, we also have strategic alliances with four major cabling companies: Panduit, Brand-Rex (recently acquired by The Gores Group LLC), Belden/CDT (previously known as Nordx) and ADC (previously known as Krone). We are highly dependent upon their acceptance of, and active marketing and sales efforts relating to, our products and solutions.

Our results of operations could be materially adversely affected by changes in the financial condition of a distributor, representative or strategic alliance partner, which could occur rapidly, or by changes in the business or marketing strategies of the distributor, representative or strategic alliance partner. There can be no assurance that we will retain our current distributors, representatives or strategic alliance partners, or that, if we terminate or lose any of such distributors, representatives or strategic alliance partners, we will be successful in replacing them on a timely basis or at all with another suitable distributor, representative or strategic alliance partner. Any such changes in our distribution channels, and particularly the loss of a major distributor, representative or strategic alliance partner, could materially adversely affect our business, financial condition and operating results.

We depend on a major customer for a significant portion of our revenues.

In 2005, more than 19% of our revenues was generated from orders placed by one major customer. In 2004, 13.8% of our revenues was generated from orders placed by another major customer. See Note 8B.1(c) to our Consolidated Financial Statements. If our largest customer does not continue to purchase similar quantities in the future and we are not able to replace these revenues with sales to other customers, our revenues and profitability will decline.

Our carrier products generally have long sales cycles, which increase our costs in obtaining orders and reduce the predictability of our earnings.

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

As a result of the need to develop new and enhanced products, we expect to continue making substantial investments in research and development. Some of our research and development activities may relate to long-term projects, and revenues from products resulting from these activities may not be received for a substantial time, or at all. Products as complex as certain of our products sometimes contain undetected errors or “bugs,” which can cause delays in product introductions or require design modifications. In addition, it often takes several months before the manufacturing costs of new products stabilize, which may adversely affect operating results during such period. If we are unable to introduce new or enhanced products on a timely and cost-effective basis and to gain market acceptance for such products, our business, financial condition and results of operations may be materially adversely affected.

Some of our competitors have greater resources than us, which may limit our ability to effectively compete with them.

The markets for our products and solutions are very competitive and we expect that competition will increase in the future. Increased direct and indirect competition could adversely affect our revenues and profitability through pricing pressure, loss of market share and other factors. Many of our competitors are far larger, have substantially greater resources (including financial, technological, manufacturing and marketing and distribution capabilities) and are much more widely recognized than we are. These characteristics may provide a substantial advantage to our competitors in the eyes of end-users of enterprise and carrier solutions, who typically rely upon such products and solutions to perform or support critical functions. There can be no assurance that we will be able to compete successfully against existing or new competitors as the market for our products and solutions evolves and the level of competition increases. Moreover, there can be no assurance that we will be able to differentiate our products and solutions from the products and solutions of our competitors or to develop or introduce successfully new products and solutions that are less costly or offer better performance than those of our competitors. In addition, our existing and prospective competitors may have established, or may establish in the future, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete.

Our failure to manage our expansion or contraction effectively could impair our business.

From 1989 to 2000, we expanded in both the scope and the magnitude of our operations. However, from 2001 until 2004, we instituted work force reductions and cost cutting measures following decreased sales. In 2005, we increased our operational expenses as a result of a significant increase in our revenues. This growth placed a significant strain on our management, operational, financial and other resources. Any future growth or contraction may increase this strain. Furthermore, all or a portion of the expenses associated with any expansion of our operations may be incurred prior to the generation of any associated revenues, and the savings associated with cutbacks may not be realized prior to the decrease in associated revenues. If there is a substantial increase in demand in, or orders for, our products, we may not have the capacity to increase production using our existing reduced staff and may be unable to timely hire and train new employees. As a result, we could lose business to competitors with greater capacity and flexibility. If we are unable to manage our corporate expansion or contraction, there could be a material adverse effect on our business, financial condition, and results of operations.

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

To manage future growth effectively, we must expand our operational, management and financial functions; train, motivate, manage and retain our employees; and hire additional personnel. In Israel, where our manufacturing, research and development, marketing and sales facilities are located, there continues to be demand for qualified hardware and software engineers and sales personnel with specific fields of expertise, and the competition to attract and retain such engineers and personnel is strong.

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

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development or sale by others of our technology or of products or solutions with features based upon, or otherwise similar to, our own. In addition, although we believe that our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, there can be no assurance that we do not and will not so infringe or that third parties will not assert infringement claims against us in the future. In the case of infringement, we would, under certain circumstances, be required to modify our products or intellectual property or obtain a license to permit their continued use. There can be no assurance that we would be able to do either in a timely manner or upon acceptable terms and conditions, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations. In addition, if future litigation were to become necessary to protect trade secrets, know-how or other proprietary rights owned by us, to defend ourselves against claimed infringement of the rights of others, or to determine the scope and validity of our proprietary rights or those of others, such litigation could result in substantial cost to us and diversion of our management’s attention. Adverse determinations in any such litigation or proceedings also could subject us to significant liabilities to third parties and could prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on us. There can be no assurance that we will have the resources to defend or prosecute a proprietary rights infringement action.

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

We currently market our products and solutions in numerous countries and are subject to many risks associated with international sales, including limitations and disruptions resulting from the imposition of government controls, national standardization and certification requirements, export license requirements, economic or political instability, trade restrictions, changes in tariffs, currency fluctuations and difficulties in managing international operations. Any of these risks could have a material adverse effect on our ability to deliver our products, solutions and services on a competitive and timely basis, or to collect payments from customers in these countries and on our results of operations. Although we have not yet encountered significant difficulties in connection with the sale of our products and solutions in international markets, there is no assurance that we will not encounter such difficulties in the future or that one or more of these factors will not have a material adverse effect on our business, financial condition and results of operations.

We are subject to new European regulations that will require us to use components based on environmentally friendly materials. Compliance with these regulations may increase our costs and adversely affect our results of operations.

We are subject to new telecommunications industry regulations requiring the use of “environmentally friendly” materials in equipment. For example, commencing July 1, 2006, pursuant to a European Community directive, producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding any relevant set maximum concentration values, on the market in the European Union. We will be dependent on our suppliers for components and sub-system modules to comply with these requirements.

Compliance with this directive, especially with respect to the requirement that products be lead free, will require us to undertake significant expenses with respect to the re-design of our products. In addition, we may be required to pay higher prices for components that comply with this directive. We may not be able to pass these higher component costs on to our customers. We cannot at this point estimate the expense that will be required to redesign our products in order to include “environmentally friendly” components. We cannot be sure that we will be able to timely comply with these regulations, that we will be able to comply on a cost effective basis or that a sufficient supply of compliant components will be available to us. Compliance with these regulations could increase our product design costs. Our inability or failure to comply with these regulations may restrict us from conducting certain business in the European Union and could have a material adverse affect on our results of operations. In addition, manufacturers of components that we use in our products that do not comply with these regulations may decide to stop manufacturing these components prior to the July 2006 compliance date. These actions by manufacturers of components could result in a shortage of components that could adversely affect our business and results of operations.

We may be subject to possible warranty claims from our customers.

Our product warranties permit customers to return for repair any products deemed to be defective. It is our policy to grant a warranty for periods ranging from 12 to 36 months. This policy does not apply to the SMART Cabling System, SMART GIGA Cabling System and CLASSix Cabling Systems, which when installed by a certified cabling installer, and registered by us, are granted 15-year and 20-year system warranties, respectively. These warranty periods are customary in the structured cabling industry, but significantly longer than product warranties generally offered in other industries. Although no material warranty claims have been asserted against us in the past with respect to our structured cabling products, we cannot assure you that such claims will not be asserted in the future. If asserted, such claims may have a material adverse effect on our business, financial condition and results of operation.

Changes in exchange rates between currencies may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or are dollar-linked. We collect a portion of our revenues in Europe in Euros. We incur a material portion of our expenses, principally salaries and related personnel expenses, in Israel, in NIS. As a result, we are exposed to several risks, including that either the NIS or the Euro may increase in value relative to the dollar. If either of such events occurs, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured results of operations will be adversely affected. In 2005, there was an increase in value of the dollar in relation to the NIS of 7% and there was an increase in the value of the dollar in relation to the Euro of 15%. Although these trends did not materially affect us, we cannot assure you that we will not be materially adversely affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro rises in value relative to the dollar, our business and financial condition could be negatively impacted.

We may be affected by transactions with related parties from the RAD-BYNET Group.

We are engaged in transactions with affiliates of the RAD-BYNET Group, companies controlled by Yehuda Zisapel and Zohar Zisapel, individuals who own more than 31% of our outstanding ordinary shares. We believe that such transactions are beneficial to us and are conducted upon terms, which are no less favorable to us than would be available to us from unaffiliated third parties. We may continue to engage in transactions with such affiliates on such bases and terms. See “Item 7.B. –Related Party Transactions.”

Risks Related to Our Ordinary Shares

Our share price has decreased significantly and could continue to fluctuate significantly.

The market price for our ordinary shares has been volatile. The market price for our ordinary shares had a historical downward trend from 2000 until 2003. Although prices were more stable during 2003, 2004 and 2005, there can be no assurance that we will not return to our previous volatility and downward trend. If revenues or earnings in any quarter fail to meet the investment community’s expectations, there could be an immediate impact on our share price. Our share price may also be affected by broader market trends or the economic and political situation in the Middle East and worldwide. A substantial decrease in market price of our ordinary shares could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

We may not satisfy the Nasdaq Capital Market’s (formerly known as the Nasdaq SmallCap Market) requirements for continued listing. If we cannot satisfy these requirements, Nasdaq could delist our ordinary shares.

We became a publicly traded company and began trading on the Nasdaq National Market upon our initial public offering in July 1997. In November 2003, we received notice from Nasdaq that we were not in compliance with the requirement to have stockholders’ equity of at least $10 million in order to be listed in the Nasdaq National Market. As a result, in December 2003, we elected to apply to transfer the listing of our ordinary shares to the Nasdaq Capital Market. The transfer took effect in January 2004.

To continue to be listed on the Nasdaq Capital Market, we will need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares, or MVPHS, of at least $1 million and stockholders’ equity of at least $2.5 million. We cannot assure you that we will continue to satisfy the minimum bid, MVPHS, stockholders’ equity or other continued listing requirements of the Nasdaq Capital Market in the future. If we are delisted from the Nasdaq Capital Market, trading in our ordinary shares may be conducted in, if available, the “OTC Bulletin Board Service” or, if available, another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited. For details of the high and low market price of our shares over recent years see “Item 9 – Offer and Listing” under the caption “Share Price History. “

In addition, if our ordinary shares were delisted from the Nasdaq Capital Market, our ordinary shares could be considered a “penny stock” under the U.S. federal securities laws. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our ordinary shares.

The sale of a substantial number of our ordinary shares in the public market, or the expectation thereof, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through an offering of securities.

In connection with the private placement transaction we completed on July 26, 2004, we issued 5,064,129 of our ordinary shares and warrants to purchase an additional 1,266,032 ordinary shares. We registered the resale of the ordinary shares, and the resale of the shares issuable upon the exercise of the warrants, and are required to keep the registration statement effective through July 26, 2009. As of December 31, 2005, 150,001 of these warrants had been exercised. In addition, as of December 31, 2005, options to purchase a total of 2,104,699 ordinary shares were outstanding, and an additional 384,333 ordinary shares were reserved for issuance pursuant to options which may be granted under our stock option plans. All shares issued upon the exercise of these options will be immediately available for sale in the public market, subject to Rule 144 limitations applicable to our affiliates. Sales of the ordinary shares issued in the private placement, sales of the ordinary shares issuable upon exercise of the warrants or options, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities at acceptable prices. A substantial decrease in the market price of our ordinary shares could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

Following the implementation of SFAS No. 123R, we will be required to record a compensation expense in connection with share based compensation, and, as a result, our profitability may be reduced significantly.

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”), which is a revision of SFAS No. 123. While SFAS No. 123 permitted, but did not require, share–based payments to employees to be recognized based on their fair value, SFAS 123R requires, as of the beginning of the first annual reporting period that begins after June 15, 2005, that all share-based payments to employees be recognized as a compensation expense based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. Accordingly, we adopted SFAS 123R on January 1, 2006. We will implement SFAS 123R using the modified prospective method. Under this method, we will begin recognizing compensation cost for equity-based compensation for all new awards and to awards modified, repurchased or cancelled after January 1, 2006. Furthermore, we will recognize compensation cost attributable to the unvested portion of outstanding options as of January 1, 2006, based on the grant date fair value of those awards, as previously calculated and reported for pro forma disclosure purposes. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. However, if we adopted this standard in a prior period, we would have recorded a material amount as compensation expense, which would have had a material effect on our profitability. The adoption of this standard could materially adversely affect our profitability in the future. In addition, if as a result of SFAS No. 123R, we stop or limit the use of stock options as an incentive and retention tool, it could have a negative effect on our ability to recruit and retain employees.

Yehuda, Zohar and Roy Zisapel beneficially own approximately 32% of our ordinary shares and may therefore be able influence the outcome of matters requiring shareholder approval.

As of February 15, 2005, Yehuda and Zohar Zisapel (who are brothers) and Roy Zisapel (who is Yehuda’s son) beneficially owned, in the aggregate, approximately 31.7% of our outstanding ordinary shares. Such shareholders may be in a position to influence corporate governance and policy, including the election of our directors and the approval of change in control transactions. This influence may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and the Arab countries in the region. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians. The hostilities between Israel and the Palestinians intensified in mid-2002 and led to a crisis in the entire peace process and have strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In January 2006, Hamas, an Islamic movement responsible for many attacks against Israelis, won the majority of the seats in the Parliament of the Palestinian Authority. The election of a majority of Hamas-supported candidates is expected to be a major obstacle to relations between Israel and the Palestinian Authority, as well as to stability in the Middle East as a whole.

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

We receive tax benefits under Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”) for investment programs in our production facilities that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits could have a material adverse effect on our business, financial condition, and results of operations. For more information about Approved Enterprises, see “Item 10.E. –Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959” below and Note 7(B) to the consolidated financial statements.

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

Under an order published in December 2005, this requirement to pay stamp duty was cancelled with respect to any documents signed on or after January 1, 2006.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, known as the Chief Scientist, for research and development programs and we may apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including paying royalties with respect to grants received. If we fail to comply with these conditions in the future, sanctions might be imposed on us, such as the grants could be cancelled and we could be required to refund any payments previously received under these programs. Any products developed with these grants are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee and pay increased royalties. In addition, we are prohibited from transferring the technology developed with these grants to third parties in Israel without the prior approval of a governmental committee. The Government of Israel has reduced the grants available under the Chief Scientist’s program in recent years, and this program may be discontinued or curtailed in the future. If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Chief Scientist, see “Item 5.C. – Research and Development, Patents and Licenses” below.

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

Service of process upon us, our Israeli subsidiaries and affiliates, and upon our directors and officers and our Israeli auditors, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Because a substantial portion of our assets and the assets of these persons are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States. In addition, there is doubt as to the enforceability of civil liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 in original actions instituted in Israel. However, subject to specified time limitations, Israeli courts may enforce a U.S. final executory judgment in a civil matter, provided that:

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was obtained after due process before a court of competent jurisdiction according to the rules of private international law prevailing in Israel;

—	the judgment was not obtained by fraudulent means and does not conflict with any other valid judgment in the same matter between the same parties;

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court; and

—	the U.S. court is not prohibited from enforcing judgments of Israeli courts.

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

Our main offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, telephone number +972-3-645-5151. Our agent in the United States is RiT Technologies, Inc., which was incorporated in 1993 under the laws of the State of New Jersey and is located at 900 Corporate Drive, Mahwah, New Jersey 07430, telephone number +1-201-512-1970. Our U.S. subsidiary is primarily engaged in the selling and marketing of our products in the Unites States.

We became a publicly-traded company on the Nasdaq National Market, traded under the symbol RITT upon our initial public offering on July 22, 1997. The listing of our shares was transferred to the Nasdaq Capital Market on January 12, 2004, and we are still traded under the symbol RITT. We have not undergone any material business changes, such as mergers, acquisitions, dispositions or bankruptcy.

In 2004, we completed a private placement transaction in which we issued 5,064,129 of our ordinary shares at $1.40 per share, for aggregate proceeds (before expenses) of approximately $7.1 million. In connection with this transaction, we also issued warrants to purchase up to 1,266,032 of our ordinary shares. The warrants are exercisable through July 26, 2009, at an exercise price of $1.75 per ordinary share. As of December 31, 2005, warrants to purchase 150,001 ordinary shares were exercised. We have registered the resale of the ordinary shares (and the ordinary shares issuable upon exercise of the warrants) issued in the private placement pursuant to a registration statement on Form F-3, which was declared effective on November 22, 2004. Please see Item 10.C. for more information about this transaction.

During 2005, our capital expenditures totaled approximately $0.4 million (compared to $0.25 million during 2004 and $0.07 million during 2003), all of which was used for machinery, computers and research and development equipment purchases. Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. All of the above expenditures were paid from internally generated funds. During 2005, 2004 and 2003, we did not make any significant divestitures nor are any such divestitures in progress.

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

In the enterprise market, our intelligent physical layer management solutions (“IPLMS”) address the need to maximize control and maintenance efficiency and reduce an enterprise’s network infrastructure ownership costs by adding a new dimension to conventional network management: intelligent physical layer management capability. The increasing demand for bandwidth in local area networks, or LANs, has led to a continuing evolution in requirements and standards for high performance structured cabling, the backbone of enterprise data networks. Upon our inception, we responded to this need by developing structured cabling products, specifically our SMART Cabling SystemTM, an end-to-end network infrastructure solution which provides the required end-to-end connectivity solutions for both copper and fiber.

In 1999, we introduced our Category 6 cabling product line, CLASSix, which supports cutting edge data communication protocols such as Gigabit Ethernet. It enables builders of new infrastructure to prepare for the increasing bandwidth requirements. Building upon our foundation in structured cabling products, we developed and introduced PatchView, our intelligent physical layer management solution. PatchView™ provides real-time connectivity information with respect to the data network’s connectivity infrastructure and significantly enhances the control, maintainability and visibility of the network, as well as reducing the total cost of ownership. In 1999, we introduced our PatchView for the Enterprise™ software (“PV4E”). PV4E leverages our unique ability to identify physical network connections in real-time and extends the capability to all network resources, from physical connectivity components to switches, servers, PCs and other hard and soft, active and passive, network components. In 2004 we launched PVMax™, a new hardware platform for PatchView. The launch followed a successful six-month beta trial during which PVMax, together with the latest version of PV4E, was used to manage more than 80,000 ports in one communication room at a customer site. During the course of 2005, we introduced the Category 7 STP cabling solution, Versions 4 and 4.1 of the PV4E network management software and also a RiT private label version of a midspan Power over Ethernet solution.

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

During 2004, we introduced PairView™ Pro, the first Local Loop Mass Verification system that can identify and map all the digital services (xDSL, ISDN, etc.) carried on a line. Based on the PairView™ system, the new solution, like its predecessor, gathers information about the line’s telephone number, type, connectivity status, electrical characteristics, and routing, unintrusively from active and inactive pairs. The result is a reliable database, which becomes a platform for more accurate billing, efficient maintenance, and effective network management. In addition, PairViewPro provides a 30% increase (over its predecessors) in the scanning speed and an improved Graphical User Interface – all of which combine to provide carriers with higher technician efficiency and an even faster return on their investment.

Our strategy is to utilize our expertise, innovative products and continued research and development activities to strengthen our position as innovators of intelligent physical layer solutions for improved control, utilization and maintenance of networks. While we expect that our structured cabling products will contribute to future revenue growth and profitability, we believe that the major contributor to our revenue and profitability growth will be our intelligent physical layer solutions, PatchView, PairView, PairViewPro and PairQ. We will seek to expand our markets and product lines by enhancing existing systems, introducing new systems and expanding into new markets to capitalize on our expertise in intelligent physical layer network solutions.

We market our products in numerous countries, including through our wholly-owned subsidiary in the United States, RiT Technologies, Inc., and representative offices in Germany, Russia and China.

4.B.2.	Principal Markets

Enterprise Solutions: Intelligent Physical Layer Management and Structured Cabling Solutions

The rapid growth in computer networking has resulted from the rising number of computers in use within enterprises, decreasing hardware costs and the rapidly increasing number of network-related services. These services include Internet connectivity, internal connectivity through an “Intranet,” mass data storage and manipulation and other data intensive networking activities. An enterprise’s local area network, or LAN, and wide area network, or WAN, connect computers, servers and active network equipment to each other and to the outside world. The networking resources of the enterprise are connected by an infrastructure of cables, patch panels and cords and outlets.

These vast and complex networks must be supported by proper documentation of resources and assets. Busy organizations perpetually “Move, Add and Change,” or MAC, people and equipment. Such MACs are implemented by repatching patch cords at the communications center. Over time, the communications center becomes characterized by patch cord chaos, which makes it difficult to change or trace connections, resulting in unnecessary waste of network resources and assets, increased network downtime, as well as a waste of staff time. When changes become necessary, the network administrator must verify current connections, plan modifications and issue work orders. The technician must then execute work order instructions and report details of all changes to the network administrator. Due to the manual record-keeping of MACs, network administrators are regularly confronted with inaccurate connectivity records and the challenge of effectively maintaining physical network connections. This is even more acute in case of a network fault, where locating and fixing the problem quickly is crucial, and failure to fix the problem may result in heavy losses to the enterprise. Although existing network management software packages ease the record-keeping burden by maintaining computerized databases of physical layer records, this software operates off-line and changes must still be manually traced, recorded and entered into the system. Furthermore, current network management software associated with active equipment focuses on managing the logical level (protocols and network traffic), rather than the physical one. PatchView is our intelligent physical layer network management system for the enterprise. It provides real-time information on the status of connections between equipment in the network, reports all connectivity changes to the Network Management System (NMS) running our PV4E software, and guides the system administrator in planning and implementing network changes. Together with our PatchView Scanners and SMART Patch Panel technology, PV4E monitors the network’s physical layer. The latest versions of PV4E have made a wealth of information about the network available to other management software solutions such as the Computer Associates Unicenter and the HP OpenView products. The ability to pinpoint the precise physical location of end devices is also useful for other software products, such as intrusion detection systems, asset management or help desk software.

Our principal structured cabling product is our SMART Cabling System, a high-performance, structured cabling system for commercial buildings. It is comprised of a comprehensive collection of patch panels, communications outlets, cables, patch cords and complementary products to provide the required end to end connectivity solutions for both copper and fiber.

The end-users of our enterprise solutions are typically medium to large-size enterprises. These organizations, in sectors such as finance, government, industry, media and telecommunications, ordinarily make their purchasing decisions based on the recommendations of consultants. Many of the recent purchases of the solution have also been for corporate data centers designed to ensure complete redundancy and security of information.

Carrier Solutions

The increased need for high bandwidth data services together with the appearance of new access technologies and providers, such as cable and wireless, have intensified competition in the telecommunications industry. In order to remain competitive, the telcos must differentiate themselves by offering additional services, such as triple play service (voice, video and data) and better customer value and satisfaction while continuously improving their operational efficiency and reducing cost of ownership. This has led the telcos to significantly invest in the network and migrating it to support NGN and triple play services, and to focus on increasing revenues through mass deployment of high-bandwidth services (DSL) and reducing Total Cost of Ownership (TCO) through improved maintenance efficiency plans.

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

The record-keeping processes of telcos are based mainly upon field service technician reports, which are subject to human error. Such errors accumulate over decades of use of the local loop, resulting in inaccurate databases with significant discrepancies from the actual infrastructure. These inaccuracies may result in labor inefficiencies, due to repeated maintenance activities caused by incorrect records and asset losses associated with available, but undetected and unused phone lines. Furthermore, due to the current massive investments in the access network to reduce the loop length to the subscribers in order to support NGN and triple play services, the impact and inefficiencies resulting from the inaccuracies are even more acute and create significant time loss and resource inefficiency. In addition, telcos further suffer from non-optimal, long-term planning of infrastructure investments in new copper pairs based on their flawed record-keeping systems, lost revenues that could have been generated by undetected pairs and, in certain cases, dissatisfied customers. This is even more acute in the DSL deployment arena where the provision process is heavily dependent on accurate database records.

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

Our PairView product connects to the copper infrastructure, at various points within the local loop, and performs three tasks:

First, it identifies and records the specific services provisioned on each line and the specific phone number on active lines. In addition, it tests the inactive pairs electrically for basic line qualification. Second, it identifies and records the connectivity routing of active and inactive pairs in the local loop. For each pair, PairView generates an end-to-end connectivity map, from the MDF through the various street cabinets, mapping the overall network assets and their capabilities. Third, after performing the mapping and testing functions, the system imports the data from the telco’s database, compares it with the system’s findings and updates the database automatically or manually.

PairQ is our DSL mass loop qualification product line which mass-qualifies existing copper infrastructure for the provision of DSL services. PairQ performs real wideband tests and measurements to pre-qualify hundreds of lines at a time. In addition, PairQ uses highly sophisticated, proprietary algorithms to predict the potential data rate package to be supported by each specific phone line. This data enables the telco to identify the phone lines to be used for DSL services and to guarantee a specific service level.

In 2005, Europe was the dominant market for our sales. See “Item 3.D. – Risk Factors.” Nevertheless, the general slowdown in the carrier and enterprise solutions markets, as described in “Item 3.D – Risk Factors,” has affected and may continue to affect our sales in the future, and European markets may not remain dominant in the same manner.

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

Our total consolidated sales in 2003, 2004 and 2005, broken down by geographical destination and major product lines, were as follows:

Classification of sales by geographical destination:[1]

	Year Ended December 31,
	2003	2004	2005
	(Dollars in thousands)

United States	$3,207	$7,605	$6,888
Europe	9,430	8,330	18,143
Israel	1,745	1,529	1,699
Rest of world	807	963	1,122

	$15,189	$18,427	$27,852

(1)	Sales are attributed to geographical areas based on location of customers.

Sales by major product lines:

	Year Ended December 31,
	2003	2004	2005
	(Dollars in thousands)

Enterprise Solutions	$12,830	$16,132	$18,083
Carrier Solutions	2,359	2,295	9,769

	$15,189	$18,427	$27,852

4.B.3.	Seasonality

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

Enterprise Solutions

In some territories, we have made a strategic decision to encourage sales via Original Equipment Manufacturers (“OEMs”) partners rather than investing in building or maintaining a local distribution channel. In others, our enterprise solutions are sold primarily through distributors, as well as through value added resellers (VARs), systems integrators and installers.

Our distributors generally sign a non-exclusive International Distributor Agreement. A small minority of our distributorships is exclusive and, in some countries, we protect our distributors by not selling to other distributors in the same area, although we are not required to do so. In the United States, we sell our products through our wholly-owned subsidiary, RiT Technologies, Inc. RiT Technologies, Inc. sells our products primarily through independent manufacturer’s representatives, distributors and system integrators. A substantial majority of our distributors are neither obligated to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. We maintain a representative office in Moscow, Russia, which coordinates marketing activities in the Commonwealth of Independent States, a representative office in Düsseldorf, Germany and a representative office in Beijing, China. Certain risks are related to international sales and dependence upon distributors and resellers, as described above in “Item 3.D – Risk Factors.”

Our distributors serve as an integral part of our marketing and service network around the world. We focus the majority of our sales and marketing resources on our distributors, providing them with ongoing training, communications and support. Distributors visit our Israeli headquarters, and our employees regularly visit distributors’ sites. Periodic meetings and technical seminars are organized by us to further advance our relationships with our distributors and to familiarize them with our products.

In addition, we, in conjunction with our distributors, prepare exhibitions of our products worldwide, place advertisements in local publications, encourage exposure in the form of editorials in communications journals and prepare direct mailings (both print and electronic) focusing on our products. We have published an electronic catalog, which is available both on CD-ROM and on-line through our Web site. In 2005, our three largest distributors accounted for approximately 12%, 11.5% and 7.8%, respectively, of our enterprise sales.

The leading vendors of data communications network infrastructure equipment have begun adding management capabilities to their solution portfolios. Recognizing this interest, we have several strategic alliances for joint marketing and sale of our PatchView system as a means of expanding our market exposure and our customer base and enhancing our enterprise solutions sales prospects. Our existing strategic partnerships include Panduit Corporation (selling PatchView under the brand name PanView), Brand-Rex (selling PatchView under the brand name SmartPatch), Belden/CDT (previously known as Nordx/CDT) (selling PatchView under the brand name IntellimacPlus) and ADC (previously known as Krone) (also known as ADC/Krone in Europe) selling under the brand name TrueNet. In 2005, our strategic partners together accounted for approximately 15.5% of our enterprise sales.

Carrier Solutions

We market our carrier solutions directly to telcos, with the aid of local agents and distributors. In addition to PairView, we endeavor to enhance our market positioning by providing additional solutions such as PairQ™.

Prior to completing a sale of products such as the PairView system to telcos, a seller typically undergoes a lengthy approval processes. The sales cycle usually takes 18 to 36 months. Accordingly, in marketing our carrier solutions, we are often required to submit successive generations of existing and new products to our customers for approval. The length of the approval process is affected by a number of factors, including the complexity of the product involved, technological priorities and budgets of the telcos and regulatory issues affecting telcos. After completing technical evaluation in which a new product’s function and performance are analyzed, a telco ordinarily will conduct field trials simulating operations to evaluate performance and to assess ease of installation and operation.

Commercial deployment of a new product or system usually involves substantially greater numbers of units and locations than the marketing trial stage. In the first phase, a telco installs the equipment in selected locations. This phase is usually followed by general deployment, which involves greater numbers of units and locations. Telcos typically select several suppliers for general deployment in order to ensure that their needs can be met. Subsequent orders, if any, are placed under single or multi-year supply agreements that are not subject to minimum volume commitments.

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

In addition to our direct service and support activities, our worldwide OEMs, distributors and representatives provide sales, service and technical support functions for our products and solutions to end-user customers in their respective territories. They offer technical support in the end-user’s language, attend to customer needs during local business hours, translate our product and marketing literature into the local language and conduct user programs and seminars.

We conduct periodic technical seminars in Israel and other countries around the world to qualify and further advance the technical knowledge of our distributors and installers in the use of our products and solutions. We have also conducted several technical seminars for staff of our OEM partners in various parts of the world.

We provide a 12 to 36 month warranty on our hardware and software, except for the SMART Cabling System, which, when installed by a Certified Cabling Installer, and registered by us, is granted a 15-year warranty for system performance; and the SMART GIGA Cabling System and CLASSix Cabling Systems, which, when installed by a certified cabling installer, and registered by us, are granted 20-year warranties for system performance.

Upon termination of the warranty period for carrier solutions, we offer a Maintenance and Support Program to our customers. In addition, we offer support agreements for the software of our enterprise products to our OEMs, distributors and customers.

4.B.6.	Dependence on Patents, Licenses and Material Contracts

We rely upon a combination of patents, patent applications, contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products, systems and technologies. We hold patents on our PatchView and PairView technologies and some of our cabling products. These patents expire in 2012, 2015 and 2020, respectively. We also have several patents and design patents pending on our new products. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain suppliers and customers with access to sensitive information. We cannot assure you that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and sale by others of software products with features based upon, or otherwise similar to, those of our products and solutions.

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

There are no customers who have a contractual obligation to order additional products from us. See “Item 3.D. – Risk Factors.” We have no individual contracts with customers or suppliers which are material to our business or profitability. We have an agreement with a major customer that generated more than 19% of our revenues in 2005.

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

Enterprise Solutions

Competition in the structured cabling segment of the enterprise solutions market is intense. Many companies, including, among others, Commscope (SYSTIMAX division), Tyco/AMP, Panduit, Ortronics, and Siemon from the United States and Canada, and Alcatel, Brand-Rex, Nexans and Siemens from Europe, develop and sell products which directly or indirectly compete with our structured cabling infrastructure.

We are aware of 2 products currently in the market that compete directly with our PatchView solution: the iTRACS system produced by the iTRACS Corporation and the SYSTIMAX iPatch System produced by Commscope. Although these systems are competitive with our PatchView system, we believe that their entry into the market reflects the growing acceptance of the IPLMS concept. We cannot assure you that there are currently no, or that in the future there will not be, other products which directly compete with the PatchView system. We also have strategic arrangements with Panduit Corporation, Brand-Rex, ADC (previously known as Krone) and Belden/CDT (previously known as Nordx/CDT) for the sale of our PatchView system. Although we expect the arrangements with these leading vendors to contribute to establishing PatchView as a leading technology, these vendors also will compete with us for intelligent physical layer management customers. Moreover, as the popularity of the IPLMS concept increases, we expect substantial competition from established and emerging networking and structured cabling companies.

Carrier Solutions

Since Fluke Corporation’s acquisition of Harris Corporation’s test division, there is only one global competitor to PairView in the market, which is the DaVaR Loop Management System of Fluke Corporation. However, there are several local solutions that compete with PairView, such as Vara of SPE S.r.l. in Italy, Sapla of Inelcom in Spain and SiVar of OSP in South America, which offer local and less comprehensive solutions.  With respect to PairQ, Fluke Corporation has recently announced their NetDSL product, which incorporates capabilities similar to PairQ, as a derivative of its record verification process.  To our knowledge, this product is limited in its capabilities of testing active lines as a stand-alone product. Switch based testers, such as those manufactured by Teradyne, Porta Systems and Spirent, compete indirectly with PairQ. However, we cannot assure you that no other competitors exist. Moreover, we expect substantial competition from established and emerging telecommunications companies, with the increased popularity of the concept of outside plant qualification and management.

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

In May 1997, we incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd., intended to make various investments, including in our securities. As of December 31, 2005, RiT Tech (1997) Ltd. held 0.1178% of our outstanding shares.

Yehuda and Zohar Zisapel are our founders and principal shareholders. Yehuda Zisapel is also a director. See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions.” One or both of Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies that, together with us and their respective subsidiaries and affiliates, are known as the “RAD-BYNET Group.” Such other corporations include, but are not limited to, RAD Data Communications, RADCOM Ltd., RADVision Ltd., SILICOM Ltd., RADWARE Ltd., AXERRA Ltd., CERAGON Networks Ltd., BYNET Data Communications Ltd. and its subsidiaries, BYNET ELECTRONICS LTD. and its subsidiaries, Bynet Semech (Outsourcing) Ltd., Bynet Systems Applications Ltd., Bynet Software Systems Ltd., Commex Technologies Inc., Infogate On Line Ltd. Modules Inc., RADLive Inc, RADWIN Ltd. Packetlight Networks Ltd., RAD-BYNET Properties and Services (1981) Ltd., Wisair Inc., Sanrad Inc, and several holdings in real estate, biotech and pharmaceutical companies. There is no formal legal structure that links the corporations in the RAD-BYNET Group and each company is a separate legal entity.

4.D.	Property, Plants and Equipment

We do not own any real property. We lease from an affiliate of our principal shareholders an aggregate of 25,758 square feet of office and manufacturing premises in Tel Aviv, Israel and we lease 6,545 square feet of warehousing premises in Rosh Ha’ayin, Israel. Aggregate annual lease payments in 2005 for the Tel Aviv and Rosh Ha’ayin premises were approximately $453,000. We lease approximately 1,190 square feet of office premises for our representative office in Beijing, China at an annual rent of approximately $14,000. We lease 606 square feet of office premises for our representative office in Moscow, at an annual rent of approximately $54,000. RiT Technologies, Inc., our U.S. subsidiary, leases approximately 1,400 square feet in Mahwah, New Jersey, from an affiliate of ours, at an annual rent of approximately $19,000. See “Item 7 – Major Shareholders and Related Party Transactions” and Notes 5B and 9 to our Consolidated Financial Statements included in this annual report.

We believe that our facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3–Key Information–Risk Factors.”

Executive Summary – Year Ended December 31, 2005

Sales in 2005 were approximately $27.9 million, an increase of approximately 51% compared with sales of approximately $18.4 million in 2004. This significant increase in our 2005 sales was mainly due to the substantial increase in our carrier solutions sales during the period. See “Item 4.B.2 – Sales by Major Product Lines”.

The cost of sales as a percentage of revenues decreased by approximately 8% compared with 2004. This decrease resulted mainly from higher proportions of carrier sales in 2005, 35% compared with 13% in 2004. Our carrier solutions sales usually have higher margins than our enterprise sales solutions. See Note 8B1 to our Consolidated Financials Statements.

Research and development expenses, net, were approximately $4.1 million in 2005, an increase of 17% compared with research and development expenses of approximately $3.5 million in 2004. The increase is primarily due to hiring of new R&D personnel in order to support the development of new products.

Sales and marketing expenses were approximately $7.6 million in 2005, compared with approximately $6.2 million in 2004. The increase is mainly due to the increase in our local marketing and promoting efforts, which we implemented in order to increase our sales.

We had a net income of approximately $1.4 million in 2005, compared with net loss of approximately $3 million in 2004. Our cash, cash equivalents and marketable securities increased from $5.8 million as of December 31, 2004 to approximately $7.7 million as of December 31, 2005. The improvement in the results in 2005 in comparison with 2004 is attributable mainly to the increase in the proportion of carrier revenues as a percentage of total revenue, from 13% in 2004 to 35% in 2005, which resulted in higher margins. See Note 8B1 to our Consolidated Financials Statements.

We may need to raise additional financing in the future to support our operations and our growth strategy. There is no assurance that we will be able to raise additional financing in the future, which may have a negative effect on our operations and growth strategy.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on a regular basis and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Some of those judgments can be subjective and complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by us, there may be alternative estimates, judgments or assumptions, which are also reasonable. The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. These policies are discussed in Note 2 to our consolidated financials statements included in this annual report. We are also subject to risks and uncertainties that may cause actual results to differ from our estimates, judgments and assumptions, such as changes in the economic environment and competition. Certain of these risks and uncertainties are described in Item 3.D. herein. Our critical accounting polices include:

Revenue recognition

Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines, several of which are discussed below, in measuring revenue. However, such guidelines may require the exercise of certain judgments, estimates and assumptions.

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. When the sale arrangement includes customer acceptance provisions, revenue is not recognized before we have demonstrated that the criteria specified in the acceptance provisions have been satisfied, including a written approval received from the customer.

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

We believe that in the future these or enhanced training services may be sold separately, after the delivery of the systems. In such cases, based on the objective and reliable evidence of the fair value of these training services, we would alter our revenue recognition policy accordingly.

We sell most of our products and solutions through distributors, strategic alliance partners, value-added resellers, system integrators, OEMs and installers. We generally recognize revenue from such distribution channels at the time of shipment.

Amounts received from customers prior to product shipment are classified as advances from customers.

We generally do not grant the right to return except for replacement of defective products, for which a warranty allowance is recorded at the time of shipment.

Allowances for product warranties

It is our policy to grant a warranty for periods of 12 to 36 months, except with respect to our end-to-end cabling systems (the SMART Cabling System, SMART GIGA Cabling System and CLASSix Cabling System) which, when installed by a certified cabling installer, and registered by us, are granted 15-year warranties (for the SMART Cabling System and the SMART GIGA Cabling System) or 20-year warranties (for the CLASSix Cabling System) for system performance. The balance sheet provision for warranties for all periods through December 31, 2005 is determined based upon our experience regarding the relationship between sales and actual warranty expenses incurred. See Note 2M to our Consolidated Financial Statements included elsewhere in this annual report on Form 20-F. This determination may require the exercise of certain judgments, estimates and assumptions.

The warranty for our products is a basic manufacturer warranty accounted for under SFAS No. 5 and is not a portion of multiple element revenue. Besides the warranty period, we have no obligation for continuing customer service and support.

Our provision for warranty is calculated for sales of carrier and enterprise systems (PairQ, PairView and our PatchView products). The formula that we use to estimate the warranty provision for the systems being sold for each period takes into consideration, among others, the following variables:

—	Number of systems;

—	Systems cost;

—	Remaining warranty period; and

—	Elements related to the customer’s history, including sales region, number of systems bought, past experience and failures on previous sales.

To determine the probability of warranty expense, our carrier customer support engineers qualify customers in advance to estimate the relevant factors such as professionalism of their work force, environmental conditions and working conditions in the field. On the enterprise side, the probability is fixed and based on past experience.

Allowances for doubtful accounts

Our financial statements include an allowance that we believe reflects adequately the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance, we based our estimate on information at hand about debtors’ financial situations, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors and the existence of credit insurance policies and the terms of payment. If there is a major deterioration in a major customer’s credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected. This would result in an increase in our general and administrative expenses by increasing the allowance for bad and doubtful debts and would decrease the amount of our trade receivables.

The balance sheet allowance for doubtful debts for all the periods through December 31, 2005, is determined as a specific amount for those accounts the collection of which is uncertain.

In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor’s ability to pay, all of which can change rapidly and without advance warning.

Inventories

Inventories are stated at the lower of cost or market. In respect of work in process and finished products, the cost of raw materials and components is determined on the moving average basis and labor costs and the cost of overhead components are determined on the basis of actual manufacturing costs. In determining inventory value, we make assumptions as to the market value of inventory. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory write–downs and our gross margin could be adversely affected. In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically. In 2005, our inventory write-down charge was $1.2 million compared with $0.4 million in 2004.

Accounting for Stock-based Compensation

SFAS 123 “Accounting for Stock-based Compensation” establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option. As required by SFAS 123, we have determined the weighted average fair value of stock-based arrangements grants. The fair values of stock based compensation awards granted were estimated using the “Black – Scholes” option pricing model with certain assumptions that are significant inputs.

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

SFAS 123 requires that the option pricing model used consider management’s expectations about the life of the option, future dividends, and stock price volatility. Both the volatility and dividend yield components should reflect reasonable expectations commensurate with the expected life of the option. To determine the expected volatility of 85.6% for the year ended December 31, 2005 (87.2% and 89.2% for the years ended December 31, 2004 and 2003, respectively), we generally begin with calculating historical volatility over the most recent period equal to the expected life of the options.

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

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”), which is a revision of SFAS No. 123. Generally, the approach in SFAS 123R is similar to the approach described in SFAS 123. However, SFAS No. 123 permitted, but did not require, share–based payments to employees to be recognized based on their fair value, while SFAS 123R requires, as of the beginning of the first annual reporting period that begins after June 15, 2005, that all share-based payments to employees to be recognized as a compensation expense based on their fair values. SFAS No. 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. Accordingly, we adopted SFAS 123R on January 1, 2006. We will implement FAS 123R using the modified prospective method. Under this method, we will begin recognizing compensation cost for equity-based compensation for all new awards and to awards modified, repurchased or cancelled after January 1, 2006. Furthermore, we will recognize compensation cost attributable to the unvested portion of outstanding options as of January 1, 2006, based on the grant date fair value of those awards, as previously calculated and reported for pro forma disclosure purposes. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will depend also on levels of share-based compensation granted in the future. If we adopted this standard in a prior period, however, we would have recorded a material amount as compensation expense, which would have had a material effect on our profitability. The adoption of this standard, could materially adversely affect our profitability in the future. In addition, if as a result of SFAS No. 123R we would stop or limit the use of stock options as an incentive and retention tool, it could have a negative effect on our ability to recruit and retain employees.

Accounting for income taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of $7.8 million as of December 31, 2005, which relates primarily to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. As of December 31, 2005, we have not yet generated any taxable income. In the event that we generate taxable income in the future, we may be required to adjust our valuation allowance.

Financial Data

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of total revenue:

	Year Ended December 31,
	2003	2004	2005

Sales	100.0%	100.0%	100.0%
Cost of sales	71.0	54.6	46.4

Gross margin	29.0	45.4	53.6

Operating cost and expenses:
Research and development, gross	26.2	20.4	15.1
Less - royalty-bearing participation	0.8	1.5	0.4

Research and development, net	25.4	18.9	14.7
Sales and marketing	38.6	33.5	27.4
General and administrative	10.4	9.3	7.2

Total operating expenses	74.4	61.7	49.3

Operating income (loss)	(45.4)	(16.3)	4.3
Financial income, net	0.5	0.2	0.7

Net Income (loss) for the year	(44.9)	(16.1)	5.0

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004.

Sales. Sales consist of gross sales of products less discounts and refunds. Sales increased to approximately $27.9 million in 2005 from approximately $18.4 million in 2004, primarily due to a significant increase in our carrier solutions revenues.

Our carrier solutions have been designed for sale to telcos, which traditionally have made a relatively large portion of their equipment purchases during the fourth quarter of each year. Due to the telecommunications market slowdown, which began in the latter part of 2000, some telcos instituted budgetary freezes or postponements, which have deferred potential orders. This affected our financial results for 2002 and 2003. Although the telecommunications market began recovering and our carrier sales significantly increased during 2004, there is no assurance that this trend will continue or that the telecommunication market will fully recover.

The enterprise solutions market has experienced a slow-down from the latter part of 2000 and up to the beginning of 2004. This slowdown has negatively affected our enterprise solutions sales beginning in 2002. Our enterprise solutions sales have also increased since 2004 mainly due to the increase in the market acceptance of the IPLMS concept. However, there is no assurance that this growth will continue.

Cost of Sales. Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees, write-down of inventory and overhead expenses related to our manufacturing operations. Cost of sales was approximately $12.9 million in 2005 compared with $10.1 million in 2004. Cost of sales as a percentage of sales was 46.4% in 2005, compared with 54.6% in 2004. This decrease resulted mainly from the increase in the portions of carrier sales as a percentage of total sales (from 13% in 2004 to 35% in 2005), which provided us with higher margins. See Note 8B1 to our Consolidated Financials Statements. Our inventory write-down charge in 2005 was $1.2 million compared with $0.4 million in 2004.

In 2004, we significantly decreased the inventory write-down charge, since both the carrier solutions and the enterprise solutions markets showed indications of the beginning of a recovery and we estimated, based on our 2005 plans, that the inventory levels corresponded to our sales forecasts.

By the end of 2005, based on our future road map and future products plan, especially on the enterprise side, we significantly increased the write-down inventory provision. This increase resulted from (a) a significant increase in our products with very slow movement during the last two years and (b) a cancellation of the old products versions.

Research and Development Expenses. Research and development expenses consist primarily of compensation costs attributable to employees engaged in ongoing research and development activities, development-related raw materials and sub-contractors, and other related costs. Research and development expenses were approximately $4.2 million in 2005 compared with $3.8 million in 2004. As a percentage of sales, research and development expenses decreased to 15.1% of sales in 2005 from 20.4% of sales in 2004, due to the higher level of revenues.

Grants from the Chief Scientist were approximately $0.1 million in 2005 compared with $0.3 million in 2004.

Sales and Marketing Expenses. Gross sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses. Sales and marketing expenses were approximately $7.6 million in 2005, compared with approximately $6.2 million in 2004. The increase is mainly due to the increase in our local marketing and promotional efforts, which we implemented in order to increase our sales.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses. General and administrative expenses were approximately $2 million in 2005, compared with approximately $1.7 million in 2004. This 16.7% increase was primarily related to the reductions in the allowance for doubtful debts accounts in 2004.

Financial Income, Net. Net financial income was approximately $0.2 million in 2005, compared with financial income of approximately $0.03 million in 2004. This increase was due to the increase in our cash and cash equivalents during the year resulting from the significant increase in our revenues.

Net Income (Loss). We had net income of approximately $1.4 million in 2005, compared with a net loss of approximately $3 million in 2004. The increase is attributable primarily to the increase in our carrier revenues which provide us with high margins.

Year Ended December 31, 2004 Compared with Year Ended December 31, 2003

Sales. Sales increased to approximately $18.4 million in 2004 compared with approximately $15.2 million in 2003, primarily due to an increase in our enterprise solutions revenues in North America.

Cost of Sales. Cost of sales was approximately $10.1 million in 2004 compared with $10.8 million in 2003. This decrease was primarily attributable to the decrease in our inventory write-downs and from the changes in our inventory levels. Cost of sales as a percentage of sales was 54.6% in 2004, compared with 71% in 2003. This decrease resulted from (a) a decrease in our inventory write-downs to approximately $0.4 million in the fourth quarter of 2004 from approximately $1.9 million in the third quarter of year 2003 and (b) a different distribution of revenues by geographic areas in 2004 which provided us with higher margins. See Note 8A5 and Note 8B2 to our Consolidated Financials Statements. Our inventory write–down charge in 2003 resulted from our long sales cycles during 2002 and 2003. These long sales cycles, especially on the carrier side, meant that certain products became outdated before we could sell them. Therefore, we wrote down the value of these inventories as of December 31, 2003, recording an inventory write-down charge of $1.9 million. Since both the carrier solutions and the enterprise solutions markets showed indications of the beginning of recovery in 2004, especially on the carrier side, our inventory write-down charge decreased significantly in 2004.

Research and Development Expenses. Research and development expenses were approximately $3.8 million in 2004 compared with $4.0 million in 2003. As a percentage of sales, research and development expenses decreased to 20.4% of sales in 2004 from 26.2% of sales in 2003, due to the higher level of revenues and a decrease in our research and development activities in 2004.

Grants from the Chief Scientist were approximately $0.1 million in 2004 and $0.3 million in 2003.

Sales and Marketing Expenses. Sales and marketing expenses were approximately $6.2 million in 2004, compared with approximately $5.9 million in 2003. The increase was primarily due to the increase in our local marketing efforts, which we implemented to increase our sales.

General and Administrative Expenses. General and administrative expenses were approximately $1.7 million in 2004, compared with approximately $1.6 million in 2003. This 6.3% increase was primarily related to salary increases implemented at the end of the year.

Financial Income, Net. Net financial income was approximately $0.03 million in 2004, compared with financial income, net, of approximately $0.08 million in 2003. This decrease was due to the decrease in our cash and cash equivalents during the first half of 2004.

Net Loss. We had a net loss of approximately $3 million in 2004, compared with a net loss of approximately $6.8 million in 2003. The improvement in net loss in 2004 in comparison with 2003 was attributable to the increase in our revenues and margins, as well as a result of the decrease in inventory write-downs during 2004.

Impact of Foreign Currency Fluctuation. For a description of the impact of foreign currency fluctuations on us, see the heading entitled “Impact of Inflation and Currency Fluctuations” in Item 11.

Government Policies Which Could Affect Our Operations. We receive tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”) for investment programs in our production facilities that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits could seriously harm our business, financial condition and results of operations. On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Enterprise. A company wishing to receive the tax benefits afforded to a Benefiting Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Enterprise and having completed a cooling-off period of no less than three years from the company’s previous year of commencement of benefits under the Investments Law. For more information about Approved Enterprises, see “Item 10.E. –Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959” below and Note 7B to the financial statements.

See “Item 5.C. Research and Development, Patents and Licenses” for further discussion of government programs and policies which may affect us.

Recently Enacted Accounting Pronouncements

1.	SFAS Statement 123R – Share-Based Payment

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in FAS 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R is effective for public entities as of the beginning of the first annual reporting period that begins after June 15, 2005. Accordingly, we adopted SFAS 123R on January 1, 2006. We will implement SFAS 123R using the modified prospective method. Under this method, we will begin recognizing compensation cost for equity-based compensation for all new awards and to awards modified, repurchased or cancelled after January 1, 2006. Furthermore, we will recognize compensation cost attributable to the unvested portion of outstanding options as of January 1, 2006, based on the grant date fair value of those awards, as previously calculated and reported for pro forma disclosure purposes. We expect stock-based compensation expense under SFAS 123R, related to stock-based awards issued through fiscal year 2005, to be approximately $164,000 and $44,000 in 2006 and 2007, respectively. In addition, we expect to grant additional stock-based awards in 2006 which will result in additional stock-based compensation expense.

2.	SFAS 151 – Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs — an amendment of Accounting Research Bulletin No. 43, Chapter 4” (“SFAS 151”). The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management has not yet determined the impact, if any, the adoption of this standard will have on our financial position and results of operations.

3.	SFAS 153 – Exchanges of Nonmonetary Assets, an amendment of Accounting Principles Bulletin (APB) Opinion No. 29, “Accounting for Nonmonetary Transaction”

In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an Amendment of Accounting Principles Bulletin (APB) Opinion No. 29, Accounting for Nonmonetary Transactions” (“SFAS 153”). The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in APB Opinion No. 29, however, included certain exceptions to that principle. SFAS 153 amends Opinion No. 29 to eliminate the exception for nonmonetary assets exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and shall be applied prospectively. The adoption of this statement is not expected to result in a material impact on our financial position and results of operations.

4.	SFAS 154 –Accounting Changes and Errors Corrections

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, “Accounting Changes and Errors Corrections” (“SFAS 154”). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, although it carries forward some of their provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets will be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS 154 is effective for changes in accounting principle made in fiscal years beginning after December 15, 2005. We do not expect the adoption of SFAS 154 will have a material impact on our financial position and results of operations.

5.B.	Liquidity and Capital Resources

Since our initial public offering, we have met our financial requirements primarily through cash generated from operations, research and development and marketing grants from the Government of Israel, short-term bank borrowing and our sale of ordinary shares and warrants.

On July 26, 2004, we completed a private placement transaction in which we issued 5,064,129 of our ordinary shares at $1.40 per share, for aggregate proceeds (before expenses) of approximately $7.1 million. In connection with this transaction, we also issued warrants to purchase up to 1,266,032 of our ordinary shares. The warrants are exercisable through July 26, 2009 at an exercise price of $1.75 per ordinary share. As of December 31, 2005, warrants to purchase 150,001 ordinary shares were exercised. We have registered the resale of the ordinary shares (and the ordinary shares issuable upon exercise of the warrants) issued in the private placement pursuant to a registration statement on Form F-3 which was declared effective on November 22, 2004.

Capital expenditures were approximately $0.07 million in 2003, $0.25 million in 2004, and $0.44 million in 2005. These expenditures were principally for machinery, computers and research and development equipment purchases. During 2006, we expect to invest additional resources for capital equipment. We did not have any material commitments for capital expenditures as of December 31, 2005.

On December 31, 2005, we had cash, cash equivalents and marketable securities of approximately $7.7 million, compared with $5.8 million, net of short-term credits, on December 31, 2004. This increase resulted from the significant increase in our revenues and margins.

We believe that cash generated from operations and our cash, cash equivalents and time deposit balances will be sufficient to finance our operations and the projected expansion of our marketing and research and development activities during 2006. However, we cannot assure you that our actual cash requirements will not be greater than we currently expect. In addition, depending upon our future level of revenues and the strategies that we have adopted, we may need to raise additional debt or equity capital to meet our working capital needs in the future.

In 2006, we arranged for a line of credit from Bank Hapoalim in the amount of $1 million, which will expire on January 31, 2007. Prior to its expiration, we intend to renew this line of credit for an additional term of at least 12 months. However, we cannot assure you that we will be successful in our efforts to do so. On March 15, 2006, we did not have any outstanding amount under this line of credit. The line of credit is conditioned upon our compliance with the following financial requirements during the term of the line of credit: (1) a floating charge on all assets; (2) total shareholders’ equity will not be less than $3 million and not less than 35% of the total balance sheet assets; and (3) total working capital, calculated as trade receivables and inventory less accounts payable, will not be less than $3 million. Although we currently are in compliance, if we do not satisfy these conditions in full, Bank Hapoalim may demand payment of the outstanding amount of the line of credit and may refuse to grant us further credit.

Net cash provided by operating activities was $1.6 million in 2005. Net cash used in operating activities was $4 million in 2004, and $3.4 million in 2003. Net cash used in operating activities decreased during 2005 primarily as a result of the significant increase in our revenues and margins. Net cash used in investing activities was $0.44 million in 2005, $0.25 million in 2004, and $0.07 million in 2003. Investments were primarily in fixed assets. Our principal investing activity in 2005, 2004 and 2003 was the purchase of equipment in the amounts of $0.44 million, $0.25 million and $0.07 million, respectively.

Our contractual and contingent obligations and commitments on December 31, 2005 primarily consisted of obligations associated with our future operating lease obligations and a contingent liability to the Chief Scientist. See Note 5 to the Consolidated Financial Statements. We expect to finance these contractual commitments with cash on hand and cash generated from operations.

See Item 5.F. for a table of our material contractual obligations.

5.C.	Research and Development, Patents and Licenses

We believe that our future success will depend upon our ability to enhance our existing products and solutions and introduce new commercially viable products and solutions that address the demands of evolving markets for intelligent physical layer solutions and, more specifically, enterprise IPLMS and outside plant qualification and management products on a timely basis. As part of the product development process, we work closely with current and potential customers, distribution channels and leaders in certain industry segments to identify market needs and define appropriate product specifications. Our employees also participate in numerous industry and standards forums in order to stay informed about the latest industry developments.

Grants from the Office of the Chief Scientist of the Israeli Ministry of Trade

From time to time we file applications for grants under programs of the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, known as the Chief Scientist. Grants received under such programs are usually repaid through a mandatory royalty based on revenues from products (and ancillary services) incorporating know-how developed with the grants or derived therefrom. This government support is conditioned upon our ability to comply with certain requirements and conditions specified in the Chief Scientist’s program and with the provisions of the Law for the Encouragement of Research and Development in Industry, 1984, and the regulations promulgated thereunder, or the Research and Development Law. In June 2005, an amendment to the Research and Development Law came into effect, which intends to make the Research and Development Law more compatible with the global business environment by, among other things, relaxing restrictions on the transfer of manufacturing rights outside Israel and on the transfer of Chief Scientist-funded know-how outside of Israel, as described below.

Under the Research and Development Law, research and development programs that meet specified criteria and are approved by the research committee of the Chief Scientist are eligible for grants of up to 50% of certain approved expenditures of such programs, as determined by the research committee.

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

The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the Research and Development Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment is expected to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted.

The Research and Development Law generally requires that the product developed under a program be manufactured in Israel. However, with the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel. Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and an increase in the total amount to be repaid to up to 300% of the grants, depending on the portion of the total manufacturing volume that is performed outside of Israel. The recent amendment to the Research and Development Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing rights into Israel, in lieu of the increased royalties. The Research and Development Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program. This declaration will be a significant factor in the decision of the Chief Scientist to approve a program and the amount and other terms of benefits to be granted. For example, an increased royalty rate and repayment amount will be required in such cases.

The Research and Development Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The Research and Development Law further provides that the know-how developed under an approved research and development program may not be transferred to another person or entity outside Israel, except in certain circumstances and subject to prior approval. Generally, the Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel in the following circumstances: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas); (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain cooperative in research and development activities.

The Research and Development Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires that the grant recipient and its controlling shareholders and foreign interested parties notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient. The law further requires that the new interested party to undertake to the Chief Scientist to comply with the Research and Development Law. In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain such events. For purposes of the Research and Development Law, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the Research and Development Law.

The funds available for Chief Scientist grants under the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated that the government may further reduce or abolish Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict the amounts of any future grants that we may receive. In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist. On December 31, 2005, our contingent liability to the Chief Scientist in respect of grants received was approximately $0.8 million.

Our gross research and development expenses were approximately $4.0 million in 2003, $3.8 million in 2004 and $4.2 million in 2005 (26.2%, 20.4% and 15.1%, respectively, of sales). To date, all research and development expenses have been charged to operating expense as incurred. Aggregate research and development expenses funded by the Chief Scientist were approximately $0.1 million in 2003, $0.3 million in 2004 and $0.1 million in 2005.

Patents

We hold patents on our PatchView and PairView technologies and some of our cabling products. These patents expire in 2012 and 2015 and 2020, respectively. We also have several patents and design patents pending on our new products.

5.D.	Trend Information

We have identified certain trends in our markets that may affect our future operations, both in the enterprise and carrier solutions fields.

As described in “Item 4.B – Competitive Position,” two products which directly compete with our PatchView systems have entered the enterprise IPLMS market: the iTRACS system produced by the iTRACS Corporation, and the SYSTIMAX iPatch System produced by Commscope. We believe that their entry into the market indicates growing acceptance of the IPLMS concept. Such increased acceptance is also corroborated by the fact that most of the major vendors (constituting approximately 11) are proposing IPLMS systems based on one of the three technologies above. Of these 11 vendors, five are using our PatchViewtechnology.

We also have identified a trend of longer delivery times from subcontractors for certain components of which our products are comprised. In order to compensate for this trend and ensure timely delivery to our customers, we must hold larger stocks of these components in our inventory at any given time.

5.E.	Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” which are required to be disclosed under this Item 5.E. of Form 20-F.

5.F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2005:

	Payments due by Period (dollars in millions)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Contractual Obligations	$0.83	$0.46	$0.37	-	-
Leases on Premises	0.68	0.30	0.38	-	-
Operating Lease Obligations	3.30	3.30	-	-	-
Purchase Obligations	-	-	-	-	$0.50
Cash Compensation to be Paid
to Management	-	-	-	-	-
Other Liabilities Reflected on Our
Balance Sheet	-	-	-	-	-
Total	$4.81	$3.60	$0.75	-	$0.50

On December 31, 2005, our contingent liability to the Chief Scientist in respect of grants received was approximately $0.8 million. We are only required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth, as of March 1, 2006, the name, age and position of each of our directors and executive officers:

Name	Age	Position

Yehuda Zisapel	63	Chairman of the Board of Directors
Doron Zinger	52	President and Chief Executive Officer
Simona Green	38	Vice President Finance
Avi Kovarsky	49	Senior Vice President Sales
Guy Shapira	36	Vice President Research and Development
Rafi Ben-Asher	62	Vice President Operations
Galit Sholder	34	Vice President Human Resources
Shelagh Hammer	55	Vice President Corporate Marketing
Hila Hubsch	38	General Counsel and Corporate Secretary
Oded Nachmoni	39	Senior Director of Product Management
Ely Cohen	47	Senior Director of Business Development
Zohar Gilon	58	Director
Liora Katzenstein	50	Director
Dr. Hagen Hultzsch	65	Director
Israel Frieder	56	Director
Dr. Meir Barel	55	Director

Mr. Yehuda Zisapel is a co-founder of our company and has served as our Chairman of the Board since our inception in 1989 and is also a director of RiT Technologies, Inc. Mr. Zisapel is also a founder and a director of RAD Data Communications Ltd. (“RAD”), a leading worldwide data communications company headquartered in Israel, and Bynet Data Communications Ltd. (“BYNET”) and its subsidiaries. Mr. Zisapel is also the Chairman of the Board of Directors of RADWARE Ltd., and a director of other companies in the RAD-BYNET Group, including SILICOM Ltd., and several private companies. We have certain dealings with companies belonging to the RAD BYNET Group. See “Item 7.B. – Related Party Transactions.” Mr. Zisapel has B.Sc. and M.Sc. degrees in Electrical Engineering from the Technion, Israel Institute of Technology (“Technion”) and an M.B.A. degree in Business Administration from Tel Aviv University.

Mr. Doron Zinger joined us in June 2004 as our President and CEO. Mr. Zinger is also a director of RiT Technologies, Inc. Mr. Zinger has a 25-year track record of building and managing Israeli high-tech companies. Prior to joining us, Mr. Zinger served as a consultant to a number of Israeli high-tech companies and venture capital firms: Giza VC (Venture partner), Pitango VC. (Consulting Services), Hyperion (Consulting Services), Iamba (Advisory Board  member), Cellot (Board member), V-Secure (Board member) and TTI (Board Member). From 1997-2000, Mr. Zinger served as CEO of the pioneering VoIP company VocalTec (Nasdaq: VOCL).  From 1980-1997, he served in a variety of positions at ECI Telecom (Nasdaq: ECIL), Israel’s largest telecommunications equipment company, including heading up its DCME strategic business unit and serving as Senior Vice President and Chief Operating Officer responsible for more than 2,000 employees.  Mr. Zinger holds an M.B.A. from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion.

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

Mr. Avi Kovarsky joined us in 1997 as Senior Marketing Manager. In 1999, Mr. Kovarsky became Vice President, Marketing and Sales, Data Communications Systems. In 2002, he became Senior Vice President Sales. Prior to joining us, Mr. Kovarsky was Software Sales Manager at Digital Corp. for seven years. Mr. Kovarsky holds M.Sc. degrees in Computer Science and Civil Engineering from the Technion.

Mr. Guy Shapira joined us in 1999 as a Project Manager in the telecommunications and data communications fields. In April 2000, he was appointed as Vice President of Research and Development. In his ten years of experience prior to joining us, Mr. Shapira held senior research and development positions with the Israeli Ministry of Defense in the field of telecommunications. Mr. Shapira holds a B.Sc. degree in Electrical Engineering from Tel Aviv University.

Mr. Oded Nachmoni joined us as Senior Director of Product Management in June 2005. Prior to joining us, Mr. Nachmoni held positions of Director of Product Management, Business Development and Pre-Sales at ECtel Ltd. Previously, he served as Senior Vice President of Marketing and Sales at NetEye. Prior to that, Mr. Nachmoni filled a number of product management & system engineering positions at Telrad and the Israeli Ministry of Defense. Mr. Nachmoni holds a B.Sc. in Electrical Engineering from the Technion and an M.B.A., from Tel Aviv University.

Mr. Ely Cohen joined us in 2001 as Director of Strategy and in 2003 gained responsibility for the Product Management of the PV4E solution.  In December 2004, Mr. Cohen was appointed Senior Director, Business Development. Prior to joining us, Mr. Cohen served as Director of Marketing at the pioneering VoIP company VocalTec (Nasdaq: VOCL).  In addition, Mr. Cohen has spent over ten years in enterprise and carrier network management in various marketing and product positions at Lannet (AVAYA), TTI Telecom (Nasdaq: TTIL) and Telrad. Mr. Cohen holds a B.A. in Computer Science from Queens College, NY.

Mr. Raphael (Rafi) Ben Asher joined us in November 2005 as Vice President Operations.  Prior to joining us, Mr. Ben Asher managed Oriba Consulting, a company that advised hi-tech companies in Israel in the area of operations, manufacturing, cost reduction and value engineering.  Prior to that, Mr. Ben Asher served as Senior Vice President Operations of ECI Telecom Ltd. (Nasdaq: ECIL).  Mr. Ben Asher holds a B.Sc. in Electricity from the Technion.

Ms. Galit Sholder joined us in August 2005 as Vice President Human Resources. Prior to joining us, Ms. Sholder held the position of Human Resources Manager at Schering Plough Corporation for four years and prior to that served as Director of Human Resources in VManage Ltd. Ms. Sholder has a bachelor’s degree in Business Management & Communication from the School of Business Administration of the College of Management, M.A. degree in Public Management from Tel Aviv University and an M.A. degree in Organizational Consulting & Development from the College of Management.

Ms. Shelagh Hammer joined us as director of Corporate Marketing in July 2003 and was appointed Vice President Corporate Marketing in 2004. Prior to joining us, Ms. Hammer held the position of V.P. Marketing at Emblaze Systems Ltd. Previously, she served as Vice President of Information and Marketing Services at CreoScitex Ltd. Prior to that, Ms. Hammer filled a number of marketing positions at Scitex. Ms. Hammer holds a B.A. (Hons) in French and a Cert. Ed, both from the University of Wales.

Ms. Hila Hubsch joined us in August 2004 as the General Counsel and Corporate Secretary. Prior to joining us, she was the General Counsel and Corporate Secretary of On Track Innovations Ltd. for four years and prior to that served as the Corporate Secretary of Rotem Amfert Negev Ltd., a subsidiary of ICL. Ms. Hubsch has a bachelor’s degree in law from Tel-Aviv University, is a member of the Israeli Bar and has an M.B.A. from Bradford University in Israel.

Mr. Zohar Gilon has served as a director since September 1995.  He serves as Managing General Partner and Managing Director of Tamar Technologies Ventures, a venture capital fund investing in Israel and the U.S.  From 1993 until August 1995, he served as President of W.S.P. Capital Holdings Ltd., which provides investment banking and underwriting services in Israel and invests in real estate and high-technology investments in Israel and abroad.  Mr. Gilon serves as a director of other public companies, namely Ceragon Ltd., Radcom Ltd. and several private companies.  Mr. Gilon is also a private investor in numerous high-technology companies, including affiliates of ours in Israel. He holds a B.Sc. degree in electrical engineering from the Technion and an M.B.A. degree from Tel Aviv University.

Prof. Liora Katzenstein has served as a director since February 2003. Prof. Katzenstein divides her time between the worlds of business and academia. Her experience as Associate Dean of TISOM (Tel Aviv International School of Management), a private international business school in Tel Aviv, led directly to her initiative in bringing Swinburne University of Technology’s renowned Entrepreneurship and Innovation program to Israel in the framework of ISEMI (Institute for the Study of Entrepreneurship and Management of Innovation), where she serves as Founder and President since 1996. As one of the pioneers of entrepreneurial education in Israel and worldwide, she has published many articles and lectured on this and related subjects at most of Israel’s prestigious universities and management institutions as well as at major public organizations and private technology based corporations. She holds an MALD in Law and Diplomacy from Tufts University, Boston and a Visiting Doctoral Scholarship at the Harvard Graduate School of Business Administration, and a Ph.D. in International Economics from the University of Geneva. In addition, Prof. Katzenstein is a member of the Board of Directors of several companies including Polysac (Israel), On Track Innovations (Nasdaq: OTIV), RADWare and RADVision (the latter two companies are part of the RAD BYNET Group), Clal Insurance, Degem Ltd. Polysac Ltd. Among others, her past directorships include: Clal Industries & Investments, Discount Issuers Ltd., Bezeq Globe and Amanet.

Dr. Hagen Hultzsch has served as a director since January 2002. Dr. Hultzsch was originally a nuclear physicist with computing and telecommunications background and has been a Member of the Board of Management of Deutsche Telekom responsible for the Technology and Services Division since 1993. He also served Volkswagen AG as Corporate Executive Director Organization and Information Systems, reporting to the CEO from 1988 to 1993. Prior to that, he worked for EDS, Electronic Data Systems as their Director of the Technical Services Group in Germany starting in 1985. From 1977, he was head of the Computer Center at the Heavy Ion Research Center in Darmstadt, Germany. He currently serves on several boards as a non-executive director, including the chair of the Supervisory Boards of Voice Objects AG and T-Systems Solutions for Research, a member of the boards of SCM-Microsystems, TranSwitch Corporation, Radware Ltd. and ICANN and as a member of the Supervisory Boards of Authentidate International AG and XTraMind GmbH. Dr. Hultzsch received his Ph.D. in physics from Johannes Gutenberg University in Mainz, Germany.

Mr. Israel Frieder has served as a director since January 2002. Mr. Frieder is the Chairman and CEO of Israel Technology Acquisition Corp Inc. and Chairman of A.A. Pearl Inv. and serves as director and provides management services at several companies including R.R. Satellites Ltd., Teledata-Networks and Cellvine Ltd. Mr. Frieder’s previous positions include serving as the Chief Executive Officer of Kardan Communications Ltd., Corporate Vice President of Business Development & Strategic Planning of ECI Telecom, the President of ECI Telecom, Inc., and the President of Network Systems of Tadiran Telecommunication Ltd. While at Tadiran, Mr. Frieder served as a director of Tadiran Telecommunications Canada, Inc., ECI – Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN – Tadiran Newbridge Networks Ltd. Mr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Mr. Frieder holds a B.Sc. in Electrical Engineering from the Technion and an M.B.A. in Operational Research from the Hebrew University in Jerusalem.

Dr. Meir Barel has served as a director since February 2004. Dr. Barel is the principal managing partner of STAR Ventures and the Vice President of Alvarion Ltd. Dr. Barel has been active for more than 20 years in venture capital investments in Israel, the United States, Germany and other European countries. From 1986 until 1992, Dr. Barel served as investment manager and later managing partner of TVM Techno Venture Management GmbH & Co. KG, one of the largest venture capital companies in Germany. Dr. Barel established STAR at the beginning of 1992 with the objective of actively investing in Israel-related companies. Since then, STAR has made more than 180 investments and had over 55 exits in the form of IPO or sale to other corporations. Dr. Barel holds a master’s degree and a doctorate (Dr. Eng.) in Electrical Engineering from the Department of Data Communication at the Technical University in Aachen, Germany.

6.B.	Compensation

The aggregate direct remuneration paid to all our directors and officers as a group (16 persons) for the year ended December 31, 2005 was approximately $1,341,000. This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $244,000 which was set aside or accrued to provide retirement annuities or similar benefits. The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers. Our directors (who are not also officers) received no compensation in 2005, other than the options granted to such directors under our Director’s Share Incentive Plan or the RiT Technologies Ltd. 2003 Share Option Plan described below. See “Item 7 – Major Shareholders and Related Party Transactions.”

In 2005, we granted options to purchase an aggregate amount of 288,000 ordinary shares to our officers and directors under the 2003 Plan at exercise prices ranging between $2.58 and $3.15 per share. The options expire on the tenth anniversary of the date of grant. The following table summarizes information about all employee and non-employee stock options outstanding as of March 15, 2006:

	Options unexercised
	Number of Shares Unexercised at March 15, 2006:	Weighted Average Remaining Contractual Life
Exercise Prices (in $)		In years

1.12-1.60	688,783	7.42
1.61-1.88	472,550	1.19
2.05-2.75	290,000	8.62
2.81	100,000	0.15
2.82	180,000	8.67
3.15	48,000	9.27
3.69	50,917	0.73
7.38	4,000	4.03

	1,834,250

The aggregate number of options outstanding and exercisable within 60 days held by all our directors and officers as a group as of March 15, 2006, was 481,501 at exercise prices that range between $1.12 to $3.15 per ordinary share and expiration dates that range between August 2006 and August 2015.

We believe that no adverse tax consequences will result to us in connection with such grant or exercise of the options.

6.C.	Board Practices

Our Articles of Association provide that the board of directors shall consist of not less than 3 nor more than 7 directors. Currently, our board of directors consists of 6 members.

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

Our directors are elected by the shareholders, except in certain cases where directors are appointed by the board of directors, such as filling vacancies, and their appointment is subject to ratification by the shareholders at the next annual or extraordinary meeting of shareholders. Except for external directors (as described below), directors elected by the shareholders hold office until the next annual meeting of shareholders, which is required to be held at least once during every calendar year and not more than 15 months after the last preceding meeting. Directors may be removed earlier from office by resolution passed at a general meeting of our shareholders.

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

External Directors; Independent Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by its controlling entity. The term affiliation includes:

—	an employment relationship;
—	a business or professional relationship maintained on a regular basis;
—	control; and
—	service as an "office holder."

The Companies Law defines the term “office holder” of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company who is directly subject to the chief executive officer.

Pursuant to an amendment to the Companies Law, effective as of April 19, 2006, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” These requirements will apply to us upon the election of one or more external directors.

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

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	at least one-third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or
—	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

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

Under the Companies Law, an external director cannot be dismissed from office unless:

—	the board of directors determines that the external director no longer meets one of the requirements for qualifying as an external director, as set forth in the Companies Law, or that the external director is in breach of his or her fiduciary duties to the company, and the shareholders of the company vote (with the same majority required for the appointment) to remove the external director, after giving the external director the opportunity to present his or her position before the general meeting;
—	an Israeli court determines, upon a request of a director or a shareholder, that the director no longer meets the requirements for holding such office, as set forth in the Companies Law, or that the director is in breach of his or her fiduciary duties to the company; or
—	the court determines, upon a request of the company, a director, a shareholder or a creditor of the company, that the external director is unable to fulfill his or her office on a permanent basis or has been convicted by a court outside of Israel of certain crimes as specified in the Companies Law.

Our ordinary shares are listed for quotation on the Nasdaq Capital Market and we are subject to the rules of the Nasdaq Capital Market applicable to listed companies. Under Nasdaq’s rules a majority of the members of our board of directors are required to be “independent,” as defined thereunder. We currently satisfy this requirement as Israel Frieder, Hagen Hultzsch, Zohar Gilon, Prof. Liora Katzenstein and Dr. Meir Barel are independent directors under Nasdaq’s rules.

Committees

Audit Committee

Pursuant to applicable SEC and Nasdaq rules, we are required to have an audit committee of at least three members, each of whom must satisfy the independence requirements of the SEC and Nasdaq. In addition, pursuant to Nasdaq’s rules, all of the members of the audit committee must be financially literate and at least one member must possess accounting or related financial management expertise. The audit committee must also have a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of our independent auditors.

Under the Companies Law, our board of directors is required to appoint an audit committee, which must be comprised of at least three directors and include all of the external directors, but may not include:

—	the chairman of the board of directors;
—	any controlling shareholder or any relative of a controlling shareholder; and
—	any director employed by the company or providing services to the company on a regular basis.

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

Our audit committee consists of Liora Katzenstein, Israel Frieder, Zohar Gilon and Dr. Hagen Hultzsch and satisfies the requirements of the Companies Law and the SEC and Nasdaq rules. Our audit committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of our independent auditors.

Compensation and Nominating Committee

Pursuant to applicable Nasdaq rules, director nominees must be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be approved either by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, subject to certain exceptions. Our compensation and nominating committee consists of Zohar Gilon, Meir Barel and Israel Frieder and satisfies the requirements of the Nasdaq’s rules. On July 19, 2005, our board of directors approved a written charter specifying the nominating committee’s duties and responsibilities.

Share Incentive Committee

Our share incentive committee administers our share incentive plan and option grants. Under Section 112 of the Israeli Companies Law, the Share Incentive Committee may only advise the Board of Directors with regard to the grant of options, and the actual grant is carried out by the Board of Directors.

Internal Auditor

Under the Companies Law, the board of directors of a public company must also appoint an internal auditor proposed by the audit committee.  The duty of the internal auditor is to examine, among other things, whether the company’s conduct complies with applicable law and orderly business procedure.  Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative. Our internal auditor is the accounting firm of Fahn Kanne Control Management Ltd.

Somekh Chaikin Certified Public Accountants (Israel), a member of KPMG International, independent registered public accounting firm, serves as our external auditor.

6.D.	Employees

As of December 31, 2005, we had 142 employees worldwide, of which 47 were employed in sales and marketing, 47 in research and development, 28 in operations and 20 in management. As of December 31, 2005, 128 of our employees were based in Israel, fiveemployees were based at our sales office in Russia, one employee was based in our office in Germany and eight employees were based at our wholly-owned United States subsidiary, RiT Technologies, Inc.

As of December 31, 2004, we had 132 employees worldwide, of which 42 were employed in sales and marketing, 44 in research and development, 30 in operations and 16 in management. As of December 31, 2004, 119 of our employees were based in Israel, five employees were based at our sales office in Russia, one employee was based in our office in Germany and sevenemployees were based at our wholly-owned United States subsidiary, RiT Technologies, Inc.

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

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by members of our senior management, as of March 1, 2006:

Name	Title/Office	As a % of Outstanding Ordinary Shares

Yehuda Zisapel	Chairman of the Board of Directors	18.74%
Doron Zinger	CEO and President	*
Simona Green	Vice President Finance	*
Avi Kovarsky	Senior Vice President Sales	*
Guy Shapira	Vice President Research and Development	*
Rafi Ben-Asher	Vice President Operations	*
Galit Sholder	Vice President Human Resources	*
Shelagh Hammer	Vice President Corporate Marketing	*
Hila Hubsch	General Counsel and Corporate Secretary	*
Oded Nachmoni	Senior Director of Product Management	*
Ely Cohen	Senior Director of Business Development	*
Zohar Gilon	Director	*
Dr. Liora Katzenstein	Director	*
Hagen Hultzsch	Director	*
Israel Frieder	Director	*
Meir Barel	Director	6.25%

* Less than 1%

Note: As of March 15, 2006, the total number of outstanding shares owned by all directors and officers as a group (16 persons, including Yehuda Zisapel), excluding options and warrants, was 23.24%.

The aggregate number of options outstanding and exercisable within 60 days that are held by Yehuda Zisapel as of March 15, 2006 was 90,000 at exercise prices that range between $1.15 to $2.82 per ordinary share and expiration dates that range between August 2006 and December 2014.

The aggregate number of options outstanding and exercisable within 60 days that are held by Meir Barel as of March 15, 2006 was 20,000 with an exercise price of $2.82 per ordinary share with an expiration date of December 2014.

Share Option Plans

All option grants to Israeli employees are now made under the RiT Technologies Ltd. 2003 Share Option Plan (the “2003 Plan”). The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof, by providing them with opportunities to purchase our ordinary shares. The 2003 Plan is administered by the Share Incentive Committee. The exercise price and vesting schedule of options granted under the 2003 Plan are recommended by the Share Incentive Committee and approved by the Board of Directors, as specified in the grant letter issued by us to the grantee. Unless otherwise determined by the Board of Directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually. We have reserved 2,736,666 ordinary shares for the grant of options under the 2003 Plan, of which we have as of March 1, 2006 outstanding 1,410,100 options to purchase ordinary shares at a weighted exercise price of $1.83 per ordinary share. On February 1, 2006, our Share Incentive Committee, Audit Committee and Board of Directors approved the increase of the number of ordinary shares reserved under the 2003 Plan by an additional 500,000 ordinary shares. The said increase is subject to shareholder approval at our Annual General Meeting scheduled for April 5, 2006.

On November 25, 2003, our Board of Directors adopted an Option Exchange Plan pursuant to which our and our subsidiaries’ employees and consultants were given the opportunity to waive their rights to all of their unvested options which were outstanding on the date of exchange, and to receive in exchange new options pursuant to our 2003 Plan at an exchange ratio of 1:1. The Option Exchange Plan was implemented in order to allow the employees and consultants to benefit from more favorable tax treatment offered under the 2003 Plan as a result of certain changes in Israeli tax law. Each new option continues to vest in accordance with the same vesting schedule that was in effect for the related cancelled option. The exercise price per share for each new option is equal to the exercise price per share of the related cancelled option and the expiration date of each new option takes into account the expiration date that was set with respect to the related cancelled option. We have exchanged options to purchase 452,625 ordinary shares under the Option Exchange Plan.

In addition, in May 1999, our Board of Directors adopted the RiT Technologies, Inc. Employee Stock Option Plan (the “RiT Inc. Plan”), pursuant to which options to purchase our ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by the Board of Directors of RiT Technologies, Inc. which designates the optionees, dates of grant and the exercise price of the options. We have reserved 216,000 ordinary shares for the grant of options under the RiT Inc. Plan, of which we have outstanding as of March 1, 2006, 66,833 options to purchase ordinary shares at a weighted exercise price of $2.34 per ordinary share.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as March 1, 2006 (except as noted below) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Each ordinary share is entitled to one vote per share and none of our major shareholders has any different voting rights than any other shareholder. For additional information regarding ownership by all officers and directors, see “Item 6.E. – Share Ownership.”

Name	Number of Ordinary Shares Owned Excluding Options and Warrants	Number of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned as Percent of Total Shares[1]

Yehuda Zisapel[2]	2,505,949	2,797,735	18.74%

Zohar Zisapel[3]	1,753,621	1,854,514	12.58%

Dr. Meir Barel	895,686	915,686	6.25%

Austin W. Marxe and David
M. Greenhouse[5]	2,214,300	2,767,875	18.22%

(1)	Based on 14,639,907 ordinary shares outstanding as of March 15, 2006, excluding any options and warrants granted and exercisable within 60 days.
(2)	Includes 1,335,650 ordinary shares held of record by Retem Local Networks Ltd., of which Yehuda Zisapel is the beneficial owner.
(3)	Includes 403,571 ordinary shares and warrants to purchase 100,893 shares held of record by Lomsha Ltd., of which Zohar Zisapel is the beneficial owner.
(4)	As of December 31, 2005, based on a Schedule 13G/A filed by Dr. Meir Barel with the U.S. Securities and Exchange Commission on January 23, 2006.
(5)	As of December 31, 2005, based on a Schedule 13G/A filed by Austin W. Marxe and David M. Greenhouse with the U.S. Securities and Exchange Commission on February 15, 2006. The Schedule 13G/A indicates that Messrs. Marxe and Greenhouse share voting and dispositive power as to (i) 1,107,200 ordinary shares and 276,800 warrants owned by Special Situations Private Equity Fund, L.P., (ii) 930,000 ordinary shares and 232,500 warrants owned by Special Situations Technology Fund II, L.P. and (iii) 177,100 ordinary shares and 44,275 warrants owned by Special Situations Technology Fund, L.P. Messrs. Marxe and Greenhouse are members of MG Advisers L.L.C., the general partner of and investment adviser to Special Situations Private Equity Fund, L.P., and of SST Advisers, L.L.C., the general partner of and investment adviser to Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P.

As of March 15, 2006, there were 11 holders of record in the United States, who collectively held an aggregate of 9,938,206 ordinary shares, constituting approximately 67.85% of our ordinary shares as of that date.

Between December 31, 2005 and February 28, 2006, Kern Capital Management, LLC sold 956,300 ordinary shares. Consequently, Kern Capital Management, LLC now holds less than 5% of our ordinary shares. This information is based upon the information contained in an amendment to a Schedule 13G filed with the U.S. Securities and Exchange Commission on March 10, 2006.

We are not aware of any arrangements the operation of which may at a subsequent date result in a change of our control.

7.B.	Related Party Transactions

The RAD-BYNET Group

Yehuda and Zohar Zisapel are our founders and principal shareholders. Yehuda Zisapel is a director and the Chairman of the Board of Directors. Zohar Zisapel was a director until November 30, 2003. One or both of Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and their respective subsidiaries and affiliates, are known as the “RAD-BYNET Group. See “Item 6 – Directors, Senior Management and Employees.”

Members of the RAD-BYNET Group, each of which is a separate legal entity, are actively engaged in designing, manufacturing, marketing and supporting data communications and telecommunications products, none of which is currently the same as any product of ours.  One or both of Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other real estate, services, holdings and pharmaceutical companies. The above list does not constitute a complete list of the investments of Yehuda and Zohar Zisapel.

Certain companies in the RAD-BYNET Group provide certain services to us. We reimburse each of these companies for their costs in providing such services. In 2005, these services accounted for approximately $0.5 million. Some of these services are obtained through tenders to suppliers for the RAD-BYNET group as a whole, allowing us to benefit from the purchasing and bargaining power of a larger entity.

We also lease office, manufacturing and warehousing premises in Tel Aviv from an affiliate of our principal shareholders, Yehuda and Zohar Zisapel. The aggregate annual payments in 2005 to these related parties were approximately $417,000. A United States subsidiary of RAD provides administrative services and leases premises in Mahwah, New Jersey, to RiT Technologies, Inc. The annual payments in 2005 were approximately $19,000.

We have a non-exclusive distribution arrangement with Bynet Applications for the distribution of our enterprise solutions in Israel. In 2005, sales through this arrangement were approximately $1.3 million.

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

Export Sales

See “Item 4.B.2 –Sales”.

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

ITEM 9.	THE OFFER AND LISTING

9.A.	Share History

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on Nasdaq (in dollars).

	High	Low

2001 Full Year	$9.44	$1.61
2002 Full Year	3.93	0.24
2003 Full Year	1.99	0.63
2004 Full Year	3.40	1.10
First Quarter 2004	1.96	1.10
Second Quarter 2004	1.76	1.18
Third Quarter 2004	1.79	1.12
Fourth Quarter 2004	3.4	1.29
2005 Full Year	4.50	2.22
First Quarter 2005	4.50	2.31
Second Quarter 2005	3.45	2.31
Third Quarter 2005	4.40	2.52
Fourth Quarter 2005	3.25	2.22
September 2005	3.07	2.52
October 2005	2.88	2.38
November 2005	3.25	2.38
December 2005	2.62	2.22
January 2006	2.93	2.20
February 2006	2.60	1.95
March 2006 (through March 24, 2006)	2.07	1.60

Effective January 2004, our ordinary shares were transferred from the Nasdaq National Market to the Nasdaq Capital Market. Our ordinary shares are currently traded on the Nasdaq Capital Market, under the symbol RITT.  To continue to be listed on the Nasdaq Capital Market, we need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share and a minimum market value of our publicly held shares, or MVPHS, of at least $1 million and stockholders’ equity of at least $2.5 million. We cannot assure you that we will continue to satisfy the minimum bid, MVPHS, stockholders equity or other continued listing requirements of Nasdaq in the future. See “Item 3.D.–Risk Factors”–“We may not satisfy the Nasdaq Capital Market’s requirements for continued listing. If we cannot satisfy these requirements, Nasdaq could delist our ordinary shares.”

As of March 1, 2006, we had 14,639,907 ordinary shares outstanding.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Our ordinary shares trade exclusively on the Nasdaq Capital Market under the symbol “RITT.”

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

Set out below is a description of certain provisions of our Memorandum and Articles of Association, and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles which are filed as exhibits hereto and are incorporated herein by reference.

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

Under our Articles, in general, the oversight of the management of our business is vested in the board of directors, which may exercise all such powers, including the power to borrow or secure the payment of any sum of money for our purposes, and may secure or provide for repayment of such sum, in such manner as it thinks fit.

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

—	information on the advisability of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and
—	all other important information pertaining to these actions.

The duty of loyalty of an office holder includes a duty to:

—	refrain from any conflict of interest between the performance of his or her duties in the company and the performance of his or her other duties or his or her personal affairs;
—	refrain from any activity that is competitive with the company;
—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and
—	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.

Under the Companies Law, directors’ compensation arrangements in public companies, such as ours, generally require the approvals of the audit committee, the board of directors and the shareholders, in that order.

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

Under the Companies Law, an extraordinary transaction is a transaction:

—	other than in the ordinary course of business;
—	otherwise than on market terms; or
—	that is likely to have a material impact on the company's profitability, assets or liabilities.

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

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders of the company, in that order. The shareholder approval must be by majority vote, provided that either:

—	at least one-third of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor; or
—	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than one percent of the voting rights in the company.

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

Exculpation, Insurance and Indemnification of Office Holders

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so. Our Articles of Association allow us to exempt our office holders to the fullest extent permitted by law.

Insurance of Office Holders

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to an act performed in his or her capacity as an office holder, for:

—	a breach of his or her duty of care to us or to another person;
—	a breach of his or her duty of loyalty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not prejudice our interests; or
—	a financial obligation imposed upon him or her in favor of another person.

Indemnification of Office Holders

Under the Companies Law, we may indemnify an office holder with respect to an act performed in his capacity as an office holder against:

—	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances.

—	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

Limitations on Exculpation, Insurance and Indemnification

The Companies Law provides that a company may not exculpate or indemnify an office holder nor enter into an insurance contract that would provide coverage for any monetary liability incurred as a result of any of the following:

—	a breach by the office holder of his or her duty of loyalty, unless, with respect to insurance coverage or indemnification, the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
—	a breach by the office holder of his or her duty of care if the breach was done intentionally or recklessly, unless the breach was done negligently;
—	any act or omission done with the intent to derive an illegal personal benefit; or
—	any fine imposed against the office holder.

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, the office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders. Our current policy for director’s and officer’s liability insurance will expire in July 2006. At our 2006 annual meeting of shareholders, we plan to propose the ratification and approval of a renewal to our liability insurance policy and indemnification agreements for the benefit of our officers and directors and amendments to our Articles of Association relating to, among other things, indemnification of officers and directors.

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

General Meetings

An annual shareholder meeting is required to be held once every calendar year, within a period not to exceed 15 months after the last preceding annual meeting. The board of directors, whenever it thinks fit, may convene an extraordinary shareholder meeting and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of at least 5% of our outstanding ordinary shares.

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

The warrants are exercisable through July 26, 2009, at an exercise price of $1.75 per ordinary share, and are subject to (i) customary adjustments for share dividends, splits, combinations and similar events and (ii) weighted-average anti-dilution protection in the event that, during the three-year period following the closing of the transaction, we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the exercise price in effect at the time of such issuance or deemed issuance. As of December 31, 2005, warrants to purchase 150,001 ordinary shares were exercised.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 35% for the 2005 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

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

—	A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into fixed (inflation immune) assets and non-fixed (soft) assets. Where a company’s depreciated cost of Fixed Assets exceeds its equity, the excess multiplied by the applicable annual rate of inflation is added to taxable income.

—	Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the increase in the consumer price index (“CPI”).

—	Capital gains on specific traded securities are normally subject to reduced tax rates for individuals and are taxable at corporate tax rates for companies. As of January 1, 2006, the relevant provisions governing taxation of companies on capital gains derived from the sale of traded securities are included in the Tax Ordinance, and the Adjustments Law no longer includes provisions in this regard.

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

Law for the Encouragement of Capital Investments, 1959

The Law for Encouragement of Capital Investments, 1959 (the “Investments Law”), provides that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel (“Investment Center”), a proposed capital investment in eligible facilities may be designated as an Approved Enterprise. See discussion below regarding an amendment to the Investment Law that came into effect in 2005.

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

Dividends paid by a company that owns an Approved Enterprise and that are attributable to income derived from that Approved Enterprise during the applicable benefits period, are taxed at a reduced rate of 15%, if the dividends are paid during the benefit period or no more than twelve years thereafter; or, if we qualify as a foreign investors’ company without any time limitations. This tax must be withheld at source by the company paying the dividend. A dividend paid from income derived from an enterprise owned by a company that has elected the Alternative Benefits Program during the period in which it is exempt from tax is also subject to withholding tax at a 15% rate but causes the company to be liable for corporate tax on the gross-up amount distributed which for this purpose includes the amount of the corporate tax at the rate that would have been applicable had the company not elected the Alternative Benefits Program of up to 25%.

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

Income arising from our “Approved Enterprise” is subject to zero tax rates under the “Alternative Benefit Method” and reduced tax rates based on the level of direct or indirect ownership for specific period. The period of benefits in respect of most of our production facilities will terminate in the years 2007 – 2011 (the period of benefits in respect of the first approval was terminated in 2005). No new approvals have been received since 1997. See Note 7(B) to the Consolidated Financial Statements.

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

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefiting Enterprise. A company wishing to receive the tax benefits afforded to a Benefiting Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefiting Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefiting Enterprise and having completed a cooling-off period of not less than three years from the company’s previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a Benefiting Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefiting Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a Benefiting Enterprise are determined, as applicable to us, according to one of the following new tax routes:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefiting Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefiting Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefiting Enterprise; and

—	A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition will take effect retroactively from 2003.

The amendment will apply to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

The following corporate tax benefits are available to Industrial Companies, among others:

—	deduction of the cost of purchased know-how and patents over an eight-year period for tax purposes;

—	accelerated depreciation rates on equipment and buildings;

—	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

—	deduction over a three-year period of expenses involved with the issuance and listing of shares on the Tel Aviv Stock Exchange or, on or after January 1, 2003, on a recognized stock market outside of Israel.

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

If our shares were sold by Israeli residents, then for the period ending December 31, 2002, their sale would be tax exempt so long as (1) the shares are listed on a recognized stock exchange, such as the Nasdaq Capital Market, and (2) we qualified as an industrial company or industrial holding company under the law for Encouragement of Industry (Taxes) 1969. We believe that in 2005 we qualified as an Industrial Company under the law for Encouragement of Industry (Taxes) 1969. We cannot provide any assurance that the Israeli tax authorities will agree with the determination that we qualified as an industrial company in the past or that we will maintain this qualification or our status as an industrial company.

For the period commencing January 1, 2003, and up until the 2006 tax year, capital gains tax was imposed on Israeli resident individuals at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in, among others, Israeli companies publicly traded on a recognized stock market in a country that has a treaty for the prevention of double taxation with Israel (such as Nasdaq). This tax rate was contingent upon the shareholder not claiming a deduction for financing expenses in connection with such shares (in which case the gain will generally be taxed at a rate of 25%), and did not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with certain provisions of the Inflationary Adjustments Law (that were taxed at corporate tax rates for corporations and at marginal tax rates for individuals); (iii) shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement); or (iv) the sale of shares to a relative (as defined in the Tax Ordinance).

However, as of January 1, 2006, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale ( i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) at the time of publication of the aforementioned amendment to the Tax Ordinance, in which case the applicable tax rate is 25%. However, the different tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering.

The tax basis of shares acquired prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (such as the Nasdaq), provided however that such capital gains are not derived from a permanent establishment in Israel that such shareholders did not acquire their shares prior to the issuer’s initial public offering and that such shareholders are not subject to the Inflationary Adjustments Law. In addition, non-Israeli corporations will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) for dividends distributed prior to January 1, 2006 – 25%; (ii) for dividends distributed on or after January 1, 2006 – 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; If the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefiting Enterprise); the rate is 15%. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25% or 15% if the dividends are generated by an Approved Enterprise (or Benefiting Enterprise); however if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then the maximum tax is 12.5% if the shareholders are U.S. corporations holding at least 10% of issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of the Israeli company’s gross income consists of interest or dividends.

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

The following discussion describes the material U.S. federal income tax consequences to a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable treasury regulations to be treated as a United States person (a “U.S. holder”). Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. holder (a “non-U.S. holder”). In addition, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of U.S. federal gift or estate taxes or any aspect of state, local or non-U.S. tax laws.

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

To comply with Internal Revenue Service Circular 230, readers are herby notified that any discussion of federal tax issues in this report is not intended or written by the Company to be used, and cannot be used by any person or entity (A) for the purpose of avoiding penalties that may be imposed on any taxpayer under the Internal Revenue Code or (B) in connection with the promotion or marketing to another party any transactions or matters addressed herein.

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

We were not a PFIC for the fiscal year ended December 31, 2005. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

A non-U.S. holder may be subject to U.S. income tax on income from the disposition of ordinary shares if (1) such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or a fixed place of business in the United States; (2) the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (3) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission without charge at the Securities and Exchange Commission’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Copies of such material may be obtained by mail from the Public Reference Branch of the Securities and Exchange Commission at such address, at prescribed rates. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. In addition, all corporate documents are available for review at our headquarters, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the Securities and Exchange Commission, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm, as well as reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each such quarter. We have received an exemption from the Nasdaq Stock Market, Inc. from the requirement to distribute an annual report to our shareholders, but we have undertaken to post a copy of our annual report on Form 20-F on our website, www.rittech.com, after filing it with the SEC.

10.I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate most of our revenues in U.S. dollars and Euros and incur a portion of our expenses in NIS.

We do not presently engage in any hedging or other transactions intended to manage risks relating to foreign currency exchange rate or interest rate fluctuations. We may in the future undertake hedging or other similar transactions if our management determines that it is necessary to offset these risks.

Equity price risk

Marketable securities at December 31, 2005, included corporate bonds at a fair value of $506,000. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical 20% decrease in the value of the marketable securities. Assuming such decrease, the fair value of the remaining marketable securities would decrease by approximately $101,000.

Impact of Inflation and Currency Fluctuations

Substantially most of our sales and most of our expenses are denominated in U.S. dollars or are dollar-linked. The currency of the primary economic environment in which our operations are conducted is, therefore, the dollar, which is our functional currency.

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

For some time, until 1997, inflation in Israel exceeded the devaluation of the NIS against the dollar and we experienced increases in the dollar cost of our operations in Israel. This trend was reversed in 1997 and has continued in reverse for every year thereafter until the present. In 2005, the rate of decrease in value of the NIS against the dollar was 6.8% and the rate of inflation was 2.4%. Because exchange rates between the NIS and the dollar fluctuate continuously (albeit with a historically declining trend in the value of the NIS), exchange rate fluctuations will have an impact on our profitability and period-to-period comparisons of our results. The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

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

Our management evaluated, with the participation of our Chief Executive Officer and Vice President Finance, the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005. Based upon this evaluation, our Chief Executive Officer and Vice President Finance have concluded that, as of December 31, 2005, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and timely reported as provided in the Securities and Exchange Commission’s rules and forms.

There were no changes in our internal control over financial reporting during the year ended December 31, 2005, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2005	2004

Audit Fees billed	$95,655	$65,577
Audit-Related Fees	-	-
Tax Fees	5,000	5,000
All Other Fees	4,810	-

Total	105,465	70,577

The audit committee of our board of directors approves all audit, audit-related, tax and other services to be provided by KPMG prior to any engagement.

ITEM 16D.	EXEMPTIONS FROM LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See Item 19(a) incorporated herein by reference.

ITEM 19.	EXHIBITS

(a)	Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	2

Consolidated Balance Sheets as of December 31, 2004 and 2005	3

Consolidated Statements of Operations for the Years
ended December 31, 2003, 2004 and 2005	4

Statements of Changes in Shareholders' Equity for the Years
ended December 31, 2003, 2004 and 2005	5

Consolidated Statements of Cash Flows for the Years
ended December 31, 2003, 2004 and 2005	6

Notes to the Consolidated Financial Statements	7

(b)	List of Exhibits

1.1	Memorandum of Association.*

1.2	Articles of Association.*

2.1	Form of Share Certificate Representing Ordinary Shares.**

4.1	Lease agreements with related parties and executive summaries thereof.***

4.2	RiT Technologies Ltd. 2003 Share Option Plan.****

4.3	Purchase Agreement, dated as of June 16, 2004, by and among the Registrant and the investors set forth on the signature pages thereto.*****

4.4	Registration Rights Agreement, dated as of July 26, 2004, by and among the Registrant and the investors named in the Purchase Agreement dated as of June 16, 2004.*****

4.5	Form of Warrant issued on July 26, 2004.*****

8.1	List of Subsidiaries. ******

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Vice President Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Vice President Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Somekh, Chaikin, Independent Registered Public Accounting Firm.

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
****** Incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F for the year ended December 31, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD. BY: /S/ Doron Zinger —————————————— Doron Zinger President and Chief Executive Officer

March 31, 2006

RiT Technologies Ltd. and its
Consolidated Subsidiaries

Financial Statements

December 31, 2005

RiT Technologies Ltd.
and its Consolidated Subsidiaries
Consolidated Financial Statements as of December 31, 2005

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel, February 1, 2006

RiT Technologies Ltd.
and its Consolidated Subsidiaries
Consolidated Balance Sheets

	December 31
	2005	2004
	US$ (in thousands)	US$ (in thousands)

Assets
Current Assets
Cash and cash equivalents (Note 8A1)	7,222	7,773
Marketable securities (Note 8A2)	506	531
Trade receivables, net (Note 8A3)	4,725	4,376
Other current assets (Note 8A4)	741	1,016
Inventories (Note 8A5)	5,101	6,548

Total Current Assets	18,295	20,244

Assets held for severance benefits (Note 4)	1,751	1,578

Property and Equipment (Note 3)
Cost	2,544	3,458
Less - accumulated depreciation	1,875	3,048

	669	410

Total Assets	20,715	22,232

Liabilities and Shareholders' Equity
Current Liabilities
Short-term bank credits (Note 8A6)	-	2,467
Trade payables	3,270	4,871
Other payables and accrued expenses (Note 8A7)	2,680	2,425

Total Current Liabilities	5,950	9,763

Long-Term Liability
Liability in respect of employees' severance benefits (Note 4)	2,253	2,069

Total Liabilities	8,203	11,832

Commitments and Contingencies (Note 5)

Shareholders' Equity (Note 6)
Share capital*	383	374
Treasury Stock	(27)	(27)
Additional paid-in capital	31,335	30,610
Accumulated other comprehensive loss	(39)	(14)
Accumulated deficit	(19,140)	(20,543)

Total Shareholders' Equity	12,512	10,400

Total Liabilities and Shareholders' Equity	20,715	22,232

*	Ordinary Shares –NIS 0.1 par value

Authorized shares: 39,979,770 as of December 31, 2005 and 2004; issued and outstanding 14,427,074 and 14,098,188 as of December 31, 2005 and 2004, respectively (including 17,000 of which held by a subsidiary). Deferred Shares – NIS 0.1 par value

Authorized shares: 20,230, issued and outstanding 17,030 shares as of December 31, 2005 and 2004.

/s/ Yehuda Zisapel —————————————— Director	/s/ Doron Zinger —————————————— President and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and its Consolidated Subsidiaries
Consolidated Statements of Operations

	Year ended December 31
	2005	2004	2003
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Sales (Notes 8B1)	27,852	18,427	15,189

Cost of sales (Note 5A and 8B2)	12,923	10,066	10,782

Gross profit	14,929	8,361	4,407

Operating expenses:

Research and development, gross	4,212	3,767	3,978
Less - royalty-bearing participation (Note 5A)	(119)	(286)	(116)

Research and development, net	4,093	3,481	3,862

Sales and marketing	7,624	6,165	5,857

General and administrative	2,007	1,719	1,587

Total operating expenses	13,724	11,365	11,306

Operating income (loss)	1,205	(3,004)	(6,899)

Financing income, net (Note 8B3)	198	29	82

Taxes on income (Note 7)	-	-	-

Net income (loss) for the year	1,403	(2,975)	(6,817)

Net income (loss) per share (Note 2Q):
Basic net income (loss) per ordinary share (US$)	0.10	(0.27)	(0.77)

Diluted net income (loss) per ordinary share (US$)	0.09	(0.27)	(0.77)

Weighted average number of ordinary shares used to
compute basic net income (loss) per ordinary share	14,288,900	11,174,865	8,910,352

Weighted average number of ordinary shares used to
compute diluted net income (loss) per ordinary share	15,459,384	11,174,865	8,910,352

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and its Consolidated Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss)

	Share capital					Treasury Stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
	Deferred shares	Ordinary shares	Treasury Stock	Deferred shares	Ordinary shares
	(Note 6A)	(Note 6A)	(Note 6A)	US$	US$	US$	US$	US$	US$	US$
	Number of shares			(in thousands)	(in thousands)	(in thousands)	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Balance as of January 1, 2003	17,030	8,910,352	17,000	*	260	(27)	23,928	24	(10,751)	13,434

Changes during 2003
Net loss for the year	-	-	-	-	-	-	-	-	(6,817)	(6,817)
Net unrealized change on available for sale
securities	-	-	-	-	-	-	-	(9)	-	(9)

Comprehensive loss	-	-	-	-	-	-	-	-	-	(6,826)

Balance as of December 31, 2003	17,030	8,910,352	17,000	*	260	(27)	23,928	15	(17,568)	6,608

Changes during 2004
Issuance of shares and warrants,
net of US$ 372 thousand issue expenses	-	5,064,129	-	-	113	-	6,606	-	-	6,719
Exercise of options	-	2,000	-	-	*	-	2	-	-	2
Exercise of warrants	-	42,858	-	-	1	-	74	-	-	75

Net loss for the year	-	-	-	-	-	-	-	-	(2,975)	(2,975)
Net unrealized change on available for sale
securities	-	-	-	-	-	-	-	(29)	-	(29)

Comprehensive loss	-	-	-	-	-	-	-	-	-	(3,004)

Balance as of December 31, 2004	17,030	14,019,339	17,000	*	374	(27)	30,610	(14)	(20,543)	10,400

Changes during 2005
Exercise of options	-	283,592	-	-	7	-	540	-	-	547
Exercise of warrants	-	107,143	-	-	2	-	185	-	-	187

Net income for the year	-	-	-	-	-	-	-	-	1,403	1,403
Net unrealized change on available for sale
securities	-	-	-	-	-	-	-	(25)	-	(25)

Comprehensive income	-	-	-	-	-	-	-	-	-	1,378

Balance as of December 31, 2005	17,030	14,410,074	17,000	*	383	(27)	31,335	(39)	(19,140)	12,512

* An amount less than US$ 1 thousand

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows

	Year ended December 31
	2005	2004	2003
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Cash flows from operating activities:
Net income (loss) for the year	1,403	(2,975)	(6,817)
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Allowance for doubtful accounts	(4)	(272)	(634)
Depreciation	180	190	281
Severance pay benefits, net	11	(44)	17
Capital loss	-	-	9

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	(345)	(734)	897
Decrease (increase) in other current assets	275	(250)	(82)
Decrease (increase) in inventories	1,447	(1,788)	2,161
Increase (decrease) in accounts payable and accruals:
Trade	(1,601)	1,646	1,082
Other	255	273	(292)

Net cash provided by (used in) operating activities	1,621	(3,954)	(3,378)

Cash flows from investing activities:
Proceeds from sale of property and equipment	-	-	4
Purchase of property and equipment	(439)	(250)	(75)

Net cash used in investing activities	(439)	(250)	(71)

Cash flows from financing activities:
Short-term bank credits, net	(2,467)	1,621	846
Proceeds from issuance of shares and warrants, net
of share issue expenses in the amount of US$372 thousand	-	6,719	-
Proceeds from exercise of options	547	2	-
Proceeds from exercise of warrants	187	75	-

Net cash provided by (used in) financing activities	(1,733)	8,417	846

Increase (decrease) in cash and cash equivalents	(551)	4,213	(2,603)
Cash and cash equivalents at beginning of year	7,773	3,560	6,163

Cash and cash equivalents at end of year	7,222	7,773	3,560

Supplemental disclosures:
Income tax paid in cash	40	50	64

Cash paid for interest	22	85	17

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and its Consolidated Subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2005

Note 1	–	General

RiT Technologies Ltd. (the “Company” or “RiT”), an Israeli company, which was incorporated and commenced operations in 1989, pioneered the development of intelligent physical layer solutions, designed to provide superior control, utilization and maintenance of networks. In the enterprise market, RiT’s innovative solutions help customers to maximize control and maintenance efficiency and reduce an enterprise’s network infrastructure ownership costs. In the carrier market, the Company’s solutions enable reliable mass verification and qualification by telcos.

The Company has a wholly-owned subsidiary in the United States, RiT Technologies Inc. (the “US subsidiary”), which was incorporated in 1993 under the laws of the State of New Jersey. The US subsidiary is primarily engaged in the selling and marketing in the United States of the Company’s products.

In May 1997, the Company incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd. (the “Israeli subsidiary”), intended to make various investments including in securities. As at the balance sheet date, the Israeli subsidiary holds part of the Company’s outstanding shares.

Note 2	–	Significant Accounting Policies

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.	Financial Statements in US dollars (“dollars”)

Most of the Company’s sales are made outside Israel. Most sales outside Israel are denominated in dollars. Sales in Israel are denominated in New Israeli Shekels (NIS), but are dollar-linked. Most purchases of materials and components, and most marketing costs, are denominated in dollars or dollar-linked. Therefore, the currency of the primary economic environment in which the operations of the Company are conducted is the dollar, which is used as the functional currency of the Company.

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured as follows:

–	Monetary items – at the current exchange rate at balance sheet date.
–	Non–monetary items – at historical exchange rates.
–	Income and expenditure items – at the exchange rate current as of date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

Note 2	–	Significant Accounting Policies (cont’d)

A.	Financial Statements in US dollars (“dollars”) (cont’d)

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations when they arise.

Amounts in the financial statements representing the dollar equivalents of balances denominated in other currencies do not necessarily represent their real or economic value in dollars, and they may not necessarily be exchangeable for dollars.

B.	Estimates and assumptions in the financial statements

The preparation of the financial statements in conformity with United States generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods.

These are management’s best estimates based on experience and historical data, however, actual results may vary from these estimates.

C.	Principles of consolidation

The consolidated financial statements include those of the Company and its wholly-owned subsidiaries. All intercompany transactions and balances were eliminated in consolidation.

D.	Cash and cash equivalents

The Company considers all highly liquid deposit instruments purchased with a maturity of three months or less at the date of purchase to be cash equivalents.

E.	Marketable securities

In accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), the Company has classified all its marketable securities as available for sale. Such marketable securities are stated at market value.

Unrealized gains and losses are reported as a separate component of shareholders’ equity as other comprehensive income (loss) until realized.

Realized gains and losses are included in financial income, net.

Realized gains and losses from the sale of available for sale securities are determined on a specific identification basis.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value.

Not 2	–	Significant Accounting Policies (cont’d)

E.	Marketable securities (cont’d)

The following table shows the gross unrealized losses and fair value of the Company’s investments in marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position-

As of December 31, 2005:

	Less than 12 months		12 months or Greater		Total fair value	Total unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Corporate fixed rate bonds	-	-	506	(39)	506	(39)

Total	-	-	506	(39)	506	(39)

As of December 31, 2004:

	Less than 12 months		12 months or Greater		Total fair value	Total unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Corporate fixed rate bonds	531	(14)	-	-	531	(14)

Total	531	(14)	-	-	531	(14)

The unrealized losses on the Company’s investments in corporate fixed rate bonds were caused by interest rate increases. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other-than-temporarily impaired as of December 31, 2005 and 2004.

F.	Trade receivables

Accounts receivable are recorded at cost, less the related allowance for doubtful accounts receivable. Management considers current information and events regarding the customers’ ability to repay their obligations and judges accounts receivable to be impaired when it is probable that the Company will be unable to collect all amounts due.

The balance sheet allowance for doubtful accounts for all the periods through December 31, 2005 is determined as a specific amount for those accounts the collection of which is uncertain.

Note 2	–	Significant Accounting Policies (cont’d)

G.	Inventories

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

Assets held for employees severance benefits represent contributions to severance pay funds and cash surrender life insurance policies that are recorded at their current redemption value.

I.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to operations as incurred.

Depreciation is calculated on the straight-line method over the useful lives of the assets, as estimated by the Company.

Annual rates of depreciation are as follows:

%

Research and development equipment	25
Manufacturing equipment	15 - 20
Office furniture and equipment	7 - 33
Leasehold improvements	*

* Over the shorter of the relevant lease period or their useful lives (mainly at 25%)

J.	Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the amount is fixed or determinable, and collection of the resulting receivable is probable.

Most of the Company’s sales are sold through distributors, OEM partners, as well as through value added resellers, system integrators and installers. These distributions channels are the Company’s end users and therefore sales occur when products are sold to these channels.

The Company applies the guidance in EITF 00-21 to determine if the contract or arrangement contains more than one unit of accounting and, if applicable, the allocation of arrangement consideration to such units of accounting.

Note 2	–	Significant Accounting Policies (cont’d)

J.	Revenue recognition (cont’d)

When the sale arrangement includes customer acceptance provisions, revenue is not recognized before it is demonstrated that the criteria specified in the acceptance provisions have been satisfied.

The Company does not, in the normal course of business, provide a right of return to any of its customers.

K.	Research and development costs

Research and development costs are charged to the statements of operations as incurred.

L.	Government grants

When the Government of Israel has approved a grant for research and development (see Note 5A) the grants are recognized as receivables as and when the related research and development costs are recorded.

The grants are reflected as a reduction of research and development expenses.

M.	Allowance for product warranty

It is the Company’s policy to grant a warranty for periods of 12 to 36 months, except for the SMART Cabling System, SMART GIGA Cabling System and CLASSIX Cabling Systems which, when installed by a certified cabling installer and registered by the Company, are granted 15-year and 20-year warranties respectively, for system performance. The balance sheet provision for warranties for all periods through December 31, 2005 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

The following are the changes in liability for product warranty:

US$ (in thousands)

Balance at December 31, 2003	153
Warranties for products sold	103
Lapsed warranties	(38)
Warranty costs incurred	(92)

Balance at December 31, 2004	126
Warranties for products sold	277
Lapsed warranties	(307)
Warranty costs incurred	(8)

Balance at December 31, 2005	88

N.	Stock option plans

The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations including Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”(“FIN 44”), in accounting for its stock option plans for employees and directors. SFAS No. 123, “Accounting for Stock-Based Compensation”, established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee stock compensation plans and as a measurement basis for transactions involving the acquisition of goods or services from non-employees. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting for employee stock options and has adopted the disclosure requirements of SFAS No. 123. See also Note 2U1.

Note 2	–	Significant Accounting Policies (cont’d)

N.	Stock option plans (cont’d)

Had compensation expenses for stock options granted been determined based on the fair value at the grant dates, consistent with the method of SFAS 123, the effect on the results of operation for the years ended December 31, 2005, 2004 and 2003 would have been as follows:

	Year ended December 31
	2005	2004	2003
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Net income (loss) as reported	1,403	(2,975)	(6,817)
Add: Stock-based employees compensation expense
included in reported net income (loss),
net of related tax effects	-	-	-

Deduct: Total stock-based employees compensation
expenses under fair value based method
for method for all awards, net of related
tax effects	(498)	(407)	(216)

Net income (loss) - pro forma	905	(3,382)	(7,033)

Basic net income (loss) per share as reported (US$)	0.10	(0.27)	(0.77)

Diluted net income (loss) per share as reported (US$)	0.09	(0.27)	(0.77)

Pro forma basic and diluted net income (loss) per
share (US$)	0.06	(0.30)	(0.79)

The fair value of each option grant is estimated on the date of the grant using the Black and Scholes option pricing model with the following assumptions:

1.	The current price of the share is the fair market value of such shares at the date of issuance.

2.	Dividend yield of zero percent for all relevant periods.

3.	Risk free interest rates are as follows:

Year ended December 31%

2005	4.37
2004	3.63
2003	3.25

4.	Expected lives of 1-4 years (mainly 4 years as of the date of the grant) for each option granted.

5.	Expected volatility of 85.6% for the year ended December 31, 2005 (87.2% and 89.2% for the years ended December 31, 2004 and 2003, respectively).

Not 2	–	Significant Accounting Policies (cont’d)

O.	Impairment of Long-Lived Assets

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

Basic earnings (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted earnings (loss) per share reflects the effect of ordinary shares issuable upon exercise of stock options and warrants. The common stock equivalent of anti-dilutive securities (as of December 31, 2004 – 2,197,033 stock options and 1,223,174 warrants; as of December 31, 2003 – 2,407,991 stock options) is not included in the computation of diluted earnings (loss) per share.

R.	Information about geographical areas

Disclosure about segments of an enterprise and related information requires the disclosure of information about geographical areas. Company sales as reported to management are divided into geographical areas based on the location of customers. This information is provided in Note 8B1.

S.	Treasury Shares

Holdings of the Company’s shares by a consolidated subsidiary are presented as treasury stock.

Note 2	–	Significant Accounting Policies (cont’d)

T.	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’equity or net income (loss).

U.	Recently Enacted Accounting Pronouncements

1.	SFAS 123R – Share-Based Payments

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), “Share-Based Payments” (“SFAS 123R”). SFAS 123R requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in FAS 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”. SFAS 123R is effective for public entities as of the beginning of the first annual reporting period that begins after June 15, 2005. Accordingly, the Company is required to adopt SFAS 123R on January 1, 2006. As a result, the Company will implement FAS 123R using the modified prospective method. Under this method, the Company will begin recognizing compensation cost for equity-based compensation for all new awards and to awards modified, repurchased or cancelled after January 1, 2006. Furthermore, the Company will be required to recognize compensation cost attributable to the unvested portion of outstanding options as of January 1, 2006, based on the grant date fair value of those awards, as previously calculated and reported for pro-forma disclosure purposes. The Company expects stock-based compensation expense under SFAS 123R, related to stock-based awards issued through fiscal 2005, to be approximately US$ 164 thousand and US$ 44 thousand in fiscal 2006 and 2007, respectively. In addition, the Company expects to grant additional stock-based awards in fiscal 2006 which will result in additional stock-based compensation expense.

2.	SFAS 151 – Inventory Costs, an amendment of Accounting Research Bulletin (“ARB”) No. 43

In November 2004, the Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs –an amendment of Accounting Research Bulletin No. 43, Chapter 4” (“SFAS 151”). The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management has not yet determined the impact, if any, the adoption of this standard will have on its financial position and results of operations.

Note 2	–	Significant Accounting Policies (cont’d)

U.	Recently Enacted Accounting Pronouncements (cont’d)

3.	SFAS 153 –Exchanges of Nonmonetary Assets, an amendment of Accounting Principles Bulletin (APB) Opinion No. 29, “Accounting for Nonmonetary Transaction”

In December 2004, the Financial Accounting Standards Board issued SFAS No. 153, “Exchanges of Nonmonetary Assets – an amendment of Accounting Principles Bulletin (APB) Opinion No. 29, Accounting for Nonmonetary Transactions”(“SFAS 153”). The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in Opinion No. 29, however, included certain exceptions to that principle. SFAS 153 amends Opinion No. 29 to eliminate the exception for nonmonetary assets exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for fiscal periods beginning after June 15, 2005 and shall be applied prospectively. The adoption of this statement is not expected to result in a material impact on the Company’s financial position and results of operations.

4.	SFAS 154 – Accounting Changes and Errors Corrections

In May 2005, the Financial Accounting Standards Board issued SFAS No. 154, “Accounting Changes and Errors Corrections”(“SFAS 154). SFAS 154 replaces APB Opinion No. 20, “Accounting Changes”, and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements”, although it carries forward some of their provisions. SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets will be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS 154 is effective for changes in accounting principle made in fiscal years beginning after December 15, 2005. The Company does not expect the adoption of SFAS 154 will have a material impact on its financial position and results of operations.

Note 3	–	Property and Equipment

	December 31
	2005	2004
	US$ (in thousands)	US$ (in thousands)

Cost
Research and development equipment	755	1,040
Manufacturing equipment	407	570
Office furniture and equipment	1,152	1,548
Leasehold improvements	230	300

	2,544	3,458

Accumulated depreciation
Research and development equipment	586	1,011
Manufacturing equipment	323	486
Office furniture and equipment	783	1,269
Leasehold improvements	183	282

	1,875	3,048

	669	410

Note 4	–	Liability In Respect of Employees’ Severance Benefits

Under Israeli law and labor agreements, the Company is required to make severance payments to dismissed employees and those leaving the Company in certain other circumstances. The Company’s severance pay liability to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee’s employment, is reflected by the balance sheet accrual and funded partially by the purchase of insurance policies in the name of the Company.

Severance pay expenses for the years ended December 31, 2005, 2004 and 2003 amounted to US$ 479 thousand, US$ 462 thousand and US$ 492 thousand, respectively.

Note 5	–	Commitments and Contingencies

A.	Royalty commitments

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

Note 5	–	Commitments and Contingencies (cont’d)

A.	Royalty commitments (cont’d)

Projects approved after January 1999: 3.5% of the net sales until the cumulative amount of royalties paid equals 100% of the dollar-linked amounts of grants received, plus interest at the LIBOR rate.

Royalties are payable from the commencement of sales of each of these products until the cumulative amount of the royalties paid equals 100% – 150% of the dollar-linked amounts of the grants received, plus interest at the LIBOR rate.

As of December 31, 2005, total grants received, net of royalties paid or accrued, amounted to approximately US$ 815 thousand.

Royalties payable to the OCS are classified as part of cost of sales (see Note 8B2).

B.	Lease commitments

1.	Premises occupied by the Company and the US subsidiary are rented under various operating leases with related parties (see Note 9) and others.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha’ayin expire in December 2007 and June 2006, respectively. The lease agreement for the premises in New Jersey is open ended and can be terminated upon 30 days notice. The lease agreement for the premises in Shanghai, China, expires in March 2006. The lease agreement for the representative office in Beijing, China, expires in December 2006. The lease agreement for the representative office in Moscow expires in March 2006. Minimum future rental payments due under the above leases, at rates in effect on December 31, 2005, assuming no options are exercised, are as follows:

Year ending December 31	US$ (in thousands)

2006	455
2007	372
Thereafter	-

827

Part of the lease agreements in Israel are secured by a bank guarantee in the amount of US$ 22 thousand.

Rental expenses amounted to US$ 543 thousand, US$ 565 thousand and US$ 1,005 thousand for the years ended December 31, 2005, December 31, 2004 and December 31, 2003, respectively.

Note 5	–	Commitments and Contingencies (cont’d)

B.	Lease commitments (cont’d)

2.	The Company has entered into several operating leases in respect of motor vehicles since June 1998. These lease agreements expire on various dates from 2006 to 2008. Minimum future lease payments due under the above leases on December 31, 2005, assuming no options are exercised, are as follows:

Year ending December 31	US$ (in thousands)

2006	301
2007	237
2008	139

677

Part of these lease commitments are secured by a bank guarantee in the amount of US$ 28 thousand.

Rental expenses amounted to US$ 379 thousand, US$ 359 thousand and US$ 347 thousand for the years ended December 31, 2005, December 31, 2004 and December 31, 2003, respectively.

C.	Other commitments

As of December 31, 2005, bank guarantees in the amount of US$ 47 thousand have been issued, mostly for customs duty on importation.

D.	Concentration of credit risk

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

See also Note 8B1 for concentration of sale risks.

Note 5	–	Commitments and Contingencies (cont’d)

E.	Concentrations of business risk

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

The indemnification covers certain events and shall be no greater than the amount of coverage available to the Company’s applicable liability insurance policy in effect at the time.

Note 6	–	Shareholders’ Equity

A.	Share capital

Composed as follows:

	December 31, 2005		December 31, 2004
	Issued and outstanding	Authorized	Issued and outstanding	Authorized
	Number of shares		Number of shares

Ordinary Shares of NIS 0.1 par
value (1)	14,427,074	39,979,770	14,098,188	39,979,770

Deferred Shares of NIS 0.1 par
value (2)	17,030	20,230	17,030	20,230

The Company’s Ordinary shares are traded in the United States on the over the counter market and are listed on the NASDAQ Small Cap Market.

(1)	(a)	Ordinary shares confer all rights to their holders.

(b)	Including 17,000 of which are held by a subsidiary, and classified as Treasury Stock.

(2)	Deferred shares confer only the right to par value upon liquidation. The deferred shares are non-voting and non-participatory.

Note 6	–	Shareholders’ Equity (cont’d)

B.	Share options

1.	RiT Technologies Ltd. and its consolidated subsidiaries’ Key Employees’ Share Incentive Option Plan (1996)

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

The plan is administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options.

The exercise price of each stock option is one hundred percent (100%) of the fair market value of the underlying share on the day of grant, however the exercise price of an incentive stock option granted to an individual who owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or the parent shall be one hundred and ten percent (110%) of the fair market value of the share of the Company on the day of grant.

Note 6	–	Shareholders’ Equity (cont’d)

B.	Share options (cont’d)

2.	RiT Technologies Inc. Employee Stock Option Plan (cont’d)

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

In June 1997, the RiT Directors’ Share Incentive Plan (1997) (the “Directors’Plan”) was adopted by the Board.

On August 5, 1999, the Board of Directors of the Company resolved to reserve 200,000 additional shares for use in the Directors’ plan, of which 200,000 options were granted at the date of this resolution at an exercise price of US$ 2.8125. 100,000 options vested immediately and the remaining 100,000 options vested annually in two equal shares of 50,000 each.

On October 10, 2001, the Board of Directors of the Company resolved to reserve 110,000 additional shares. At that date, 210,000 options were granted to certain directors at an exercise price of US$ 1.15 and vested in equal amounts over three years.

4.	RiT Technologies Ltd. 2004 Option Plan

On July 20, 2003, the Board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan (“The 2003 Plan”), pursuant to which an aggregate of 2,736,666 Ordinary shares of the Company have been reserved for the grant of options under the 2003 Plan together with the Key Employee Share Incentive Plan (1996) and the Directors Share Incentive Plan.

On October 19, 2003, the Board of Directors approved the grant of 30,000 options to a director at an exercise price of US$ 1.85 vesting in equal amounts over three years. The grant of these options was ratified by the shareholders at the Annual shareholders’Meeting on December 1, 2003.

On November 4, 2004, the Board of Directors approved the grant of 210,000 options to the Company’s directors at an exercise price of US$ 2.82 and vested one third on February 2, 2005 and one third every year thereafter. The grant of these options was ratified by the shareholders at the Annual Meeting in December 2004.

Note 6	–	Shareholders’ Equity (cont’d)

B.	Share options (cont’d)

5.	Options Exchange Plan

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

6.	Stock Options granted under the Employee’s and Non-employee’s Share Option Plans are as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value
		US$	US$

Options unexercised as of January 1, 2003	2,060,449
Granted during 2003	580,750	1.16	0.78
Exercised during 2003	-	-	-
Expired during 2003	(75,667)	4.3	1.75
Forfeited during 2003	(157,541)	2.02	1.45

Options unexercised as of December 31, 2003	2,407,991
Granted during 2004	461,000	2.12	1.21
Exercised during 2004	(2,000)	1.12	0.74
Expired during 2004	(333,000)	2.52	1.70
Forfeited during 2004	(336,958)	2.31	1.56

Options unexercised as of December 31, 2004	2,197,033

Granted during 2005	323,000	2.66	1.27
Exercised during 2005	(283,592)	1.85	1.31
Expired during 2005	(60,000)	7.06	5.13
Forfeited during 2005	(71,742)	2.53	1.42

Options unexercised as of December 31, 2005	2,104,699

The options under the various stock option plans were granted at market value. Accordingly, no compensation expenses were recorded.

Note 6	–	Shareholders’ Equity (cont’d)

B.	Share options (cont’d)

6.	Stock Options granted under the Employee’s and Non-employee’s Share Option Plans are as follows: (cont’d)

The following table summarizes information about stock options outstanding as of December 31, 2005:

	Options outstanding			Option exercisable
Rates of exercise prices in US$	Number of shares unexercised as of December 31 2005	Weighted average remaining contractual life	Average exercise price	Number of exercisable shares as of December 31 2005	Average exercise price
		In years	US$		US$

1.12 - 1.60	827,749	7.58	1.24	462,583	1.30
1.61 - 1.88	553,750	1.32	1.62	460,750	1.61
2.05 - 2.75	290,000	8.82	2.05	17,000	2.32
2.81	100,000	0.35	2.81	100,000	2.81
2.82	190,000	8.87	2.82	70,000	2.82
3.15	48,000	9.48	3.15	-	-
3.69	54,500	0.95	3.69	54,500	3.69
6.00	36,700	0.16	6.00	36,700	6.00
7.38	4,000	4.24	7.38	4,000	7.38

	2,104,699			1,205,533

At year-end 2005, options with an average exercise price of US$ 1.92 were exercisable for 1,205,533 shares (at year-end 2004, options with an average exercise price of US$ 2.46 were exercisable for 1,054,116 shares).

Weighted average exercise price for the options outstanding in 2005 and 2004 was US$ 1.87 and US$ 2.02, respectively.

Note 6	–	Shareholders’ Equity (cont’d)

B.	Share options (cont’d)

7.	Options to non-employees

The Company applies the fair value-based method of accounting set forth in SFAS 123 to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees since the options are fully vested.

C.	Warrants to investors

As part of an agreement for a private placement signed on June 21, 2004, the Company issued to the investors warrants to purchase up to 1,266,032 Ordinary shares at an exercise price of US$ 1.75 per share. The warrants are exercisable for five years from the date of closing of the Private Placement. As of December 31, 2005, 150,001 of these warrants had been exercised.

D.	Dividends

Dividends may be paid by the Company only out of the Israeli Company’s earnings and other surpluses in Israeli currency as defined in the Israeli Companies Law as at the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher. Such dividends will be declared and paid in NIS. There are no restrictions on the ability of the US subsidiary to transfer funds to its parent, and there are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends.

The distribution of cash dividends out of retained earnings as of December 31, 2005, would subject the Company to a 25% tax in respect of the income from which it was distributed, according to the terms of the tax exemption due to its “approved enterprise”status, as explained in Note 7B.

The Company has decided not to distribute the said tax exempt income as dividends. In the event of dividend distribution as above, the said tax amount would be charged as an expense in the statement of operations.

See also Note 7B1(b).

Note 7	–	Taxes on Income

A.	Israel tax reform

As of January 1, 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.

Note 7	–	Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter – the “Law”)

1.	Rates

(a)	Pursuant to the above Law the Company is entitled to tax benefits relating to investments in “Approved Enterprises” in accordance with letters of approval received.

A major part of the production facilities of the Company has been granted the status of an “Approved Enterprise” under the above law.

Income arising from the Company’s “Approved Enterprise” is subject to zero tax rates under the “Alternative Benefit Method” and reduced tax rates based on the level of direct or indirect ownership for specific period. The period of benefits in respect of most of the Company’s production facilities will terminate in the years 2007 – 2011 (the period of benefits in respect of the first approval was terminated in 2005). No new approvals have been received since 1997.

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

(c)	Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rate - 34% for the tax year ended December 31, 2005.

2.	Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years, in respect of property and equipment of an “Approved Enterprise”. The Company has not utilized this benefit to date.

Note 7 – Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter – the “Law”) (cont’d)

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

4.	Changes to the Law

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a)	Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

(b)	Tax benefits of the Alternate Path include lower tax rates or no tax depending on area and the path chosen, lower tax rates on dividends and accelerated depreciation.

(c)	In order to receive benefits in the Grant Path or the Alternate Path, the Industrial enterprise must contribute to the economic independence of the Country’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific market of at least 12 million residents.

(d)	Upon the establishment of an enterprise, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

(e)	For an expansion, a company is required to invest within three years the higher of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004. Therefore, the amendments do not impact an existing Approved Enterprise which received written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits is 2004 and thereafter.

Note 7	–	Taxes on Income (cont’d)

C.	Measurement of results for tax purposes under the Income Tax Inflationary Adjustments Law (“the Inflationary Adjustments Law”)

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

E.	Tax assessment and carryforward tax losses

The Company has not received final tax assessments since incorporation. In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2001 tax year can be regarded as final. No final tax assessments have been received by the subsidiary company. The Company’s Israeli carryforward tax losses are approximately US$ 14,856 thousand as of December 31, 2005. The amount of the Company’s carryforward tax losses will be reduced by any future income of the Company.

The US subsidiary is taxed under the United States Federal and State tax rules. The US subsidiary’s carryforward tax losses amounted to approximately US$ 5,121 thousand as of December 31, 2005. Such losses are available to offset any future US taxable income of the US subsidiary and will expire in the years 2008-2024.

F.	Changes in the Corporate Tax Rate

On July 25, 2005 the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

Note 7	–	Taxes on Income (cont’d)

G.	Deferred taxes

Deferred Taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31
	2005	2004
	US$ (in thousands)	US$ (in thousands)

Tax asset in respect of:
Allowance for doubtful debts	131	146
Severance pay	126	147
Vacation pay	189	206
Research and development	1,144	1,048
Losses carried forward	6,256	6,905

	7,846	8,452

Valuation allowance	(7,846)	(8,452)

	-	-

Deferred tax assets for future benefits are included where their realization is more likely than not. As such, the Company has recorded a valuation allowance in regard of all its tax loss carryforwards as well as for other temporary differences.

H.	Reconciliation of the theoretical tax expense and the actual tax expense

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate of 34% for the year ended December 31, 2005, 35% for the year ended December 31, 2004 and 36% for the year ended December 31, 2003, applicable to income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31
	2005	2004	2003
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Net income (loss) before taxes, as reported in the
statements of operations	1,403	(2,975)	(6,817)

Theoretical taxes on income*	477	(1,041)	(2,454)
Non-deductible expenses	41	39	49
Valuation allowance	(606)	1,303	2,604
Tax exempt income	-	-	(16)
Adjustments arising from differences on the basis of
measurement for tax purposes and for
financial reporting purposes and other**	88	(301)	(183)

Taxes on income for the reported year	-	-	-

* Applicable tax rate	34%	35%	36%

**	Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company, and the exchange rate of Israeli currency relative to the dollar.

Note 8	–	Supplementary Financial Statements Information

A.	Balance Sheets

1.	Cash and cash equivalents

Comprised of:

	December 31
	2005	2004
	US$ (in thousands)	US$ (in thousands)

Cash and deposits (1)	7,222	7,773

(1)	The deposits are in US dollars and bearing an average annual interest of 3.4% per annum (2004 – 1.8% per annum).

2.	Marketable securities

	Interest rate	December 31
		2005	2004
	%	US$ (in thousands)	US$ (in thousands)

Corporate bonds in US dollars	7.75	506	531

The fair market value, cost and unrealized holding losses of such securities at December 31, 2005 were US$ 506 thousand, US$ 545 thousand and US$ 39 thousand, respectively (December 31, 2004 – US$ 531 thousand, US$ 545 thousand and US$ 14 thousand, respectively.)

All of the Company’s securities mature in June 2006.

Note 8	–	Supplementary Financial Statements Information (cont’d)

A.	Balance Sheets (cont’d)

3.	Trade receivables, net

As of December 31, 2004 and 2005, trade accounts receivable are presented net of allowance for doubtful accounts.

The following are the changes in the allowance for doubtful accounts:

US$ (in thousands)

Balance as of January 1, 2003	1,336
Additions during 2003	21
Deductions	(165)
Write-downs charged against the allowance	(490)

Balance as of December 31, 2003	702
Additions during 2004	-
Deductions	(230)
Write-downs charged against the allowance	(42)

Balance as of December 31, 2004	430
Additions during 2005	9
Deductions	(13)
Write-downs charged against the allowance	-

Balance as of December 31, 2005	426

4.	Other current assets

	December 31
	2005	2004
	US$ (in thousands)	US$ (in thousands)

Receivables from the Government of Israel:
OCS	-	160
Value added tax authorities	109	201
Tax authorities	485	476
Prepaid expenses	98	75
Other	49	104

	741	1,016

Note 8	–	Supplementary Financial Statements Information (cont’d)

A.	Balance Sheets (cont’d)

5.	Inventories

	December 31
	2005	2004
	US$ (in thousands)	US$ (in thousands)

Raw materials and subassemblies	1,817	2,108
Work in process	786	869
Finished products	2,498	3,571

	5,101	6,548

6.	Short-term bank credits

a.	Comprised of:

	December 31
	2005	2004
	US$ (in thousands)	US$ (in thousands)

In NIS (1)	-	2,197
In Euro (2)	-	270

	-	2,467

(1)	As of December 31, 2004, the relative amounts are unlinked and bear an annual interest of 5.4% for year 2004.

(2)	As of December 31, 2004, bear an annual interest of 2.75%.

b.	Line of credit

On April 28, 2004 the Company signed a credit line agreement with a bank for an amount of up to US$ 2,000 thousand. The interest rate for each amount withdrawn from the credit line will be determined on the withdrawal date. As part of the agreement, a first degree floating charge has been registered over all the assets of the Company. The credit line expired on June 30, 2005 and amounts due thereunder were repaid.

7.	Other payables and accrued expenses

	December 31
	2005	2004
	US$ (in thousands)	US$ (in thousands)

Employees and employee institutions	1,247	1,333
Government of Israel:
OCS	133	265
Accrued expenses	977	507
Provision for products trade-in	-	15
Provision for product warranty	88	126
Other	235	179

	2,680	2,425

Note 8	–	Supplementary Financial Statements Information (cont’d)

A.	Balance Sheets (cont’d)

8.	Monetary balances in non-dollar currencies

	December 31, 2005
	Israeli currency	Other non-dollar currencies
	US$ (in thousands)	US$ (in thousands)

Current assets	985	710
Current liabilities	1,538	292

	December 31, 2004
	Israeli currency	Other non-dollar currencies
	US$ (in thousands)	US$ (in thousands)

Current assets	942	1,631
Current liabilities	1,282	233

The preceding tables reflect the exposure of the Company’s monetary balances in non-dollar currencies to the effect of changes in the rate of exchange of the NIS or other non-dollar currencies, to the dollar at the indicated balance sheet dates.

9.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accruals.

In view of their short-term nature, the fair value of financial instruments is approximate to their carrying value.

Note 8	–	Supplementary Financial Statements Information (cont’d)

B.	Statements of Operations

1.	Sales (1)

(a)	Classification of sales by geographical destination:

	Year ended December 31
	2005	2004	2003
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

United States	6,888	7,605	3,207
Europe	18,143	8,330	9,430
Israel	1,699	1,529	1,745
Rest of world	1,122	963	807

	27,852	18,427	15,189

(1)	Sales are attributed to geographical areas based on location of customers.

(b)	Sales by major product lines:

	Year ended December 31
	2005	2004	2003
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Enterprise Solution	18,083	16,132	12,830
Carrier Solution	9,769	2,295	2,359

	27,852	18,427	15,189

(c)	Principal customers:

During the fiscal year 2005, Company sales to one customer exceeding 10% of total sales were: US$ 5,295 thousand (during fiscal year 2004 – US$ 2,546 thousand; and during fiscal year 2003 – US$ 1,640 thousand).

Note 8	–	Supplementary Financial Statements Information (cont’d)

B.	Statements of Operations (cont’d)

2.	Cost of sales

	Year ended December 31
	2005	2004	2003
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Payroll and related benefits	1,211	1,155	1,236
Materials consumed	7,229	7,865	5,464
Subcontracted work	1,599	1,666	1,156
Royalties to the OCS	688	409	348
Write-down of inventories	1,187	374	1,938
Other production costs	408	476	505

	12,322	11,945	10,647
Decrease (increase) in inventories	601	(1,879)	135

	12,923	10,066	10,782

3.	Financing income, net

	Year ended December 31
	2005	2004	2003
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Expenses:
Interest on short-term credits and bank charges	(34)	(94)	(32)
Exchange translation (expenses) income, net	(35)	25	-

	(69)	(69)	(32)
Income:
Interest from banks and others	267	98	114

Financing income, net	198	29	82

Note 9	–	Related Parties Balances and Transactions

Related parties are comprised of companies held by common shareholders.

All transactions with related parties were in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers and are mainly sales of some of the Company’s products, purchases from related parties, human resource and administrative services received and leasing of premises occupied by the US subsidiary in the US (See Note 5B).

A.	Balances with related parties

	December 31
	2005	2004
	US$ (in thousands)	US$ (in thousands)

Accounts receivable:
Trade	397	404

Accounts payable:
Trade	53	68
Other	20	5

B.	Income from or expenses to related parties

	Year ended December 31
	2005	2004	2003
	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Income:
Sales	1,262	909	1,044
Costs and expenses:
Purchases	43	37	39
Services	49	76	104
Research and development costs	238	183	151
Sales, marketing, general and administrative expenses	561	437	407

C.	Purchases of property and equipment	5	17	7

Exhibit Index

Exhibit Number	Document Name

1.1	Memorandum of Association.*

1.2	Articles of Association.*

2.1	Form of Share Certificate Representing Ordinary Shares.**

4.1	Lease agreements with related parties and executive summaries thereof.***

4.2	RiT Technologies Ltd. 2003 Share Option Plan.****

4.3	Purchase Agreement, dated as of June 16, 2004, by and among the Registrant and the investors set forth on the signature pages thereto.*****

4.4	Registration Rights Agreement, dated as of July 26, 2004, by and among the Registrant and the investors named in the Purchase Agreement dated as of June 16, 2004.*****

4.5	Form of Warrant issued on July 26, 2004.*****

8.1	List of Subsidiaries. ******

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Vice President Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Vice President Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Somekh, Chaikin, Independent Registered Public Accounting Firm.

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
****** Incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F for the year ended December 31, 2004.