Form 20-F
period 2006-12-31
RIT TECHNOLOGIES LTD
filed 2007-03-29
CIK 1041844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___ to ____

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

Commission file number: 0-29360

RiT TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

24 Raoul Wallenberg Street, Tel Aviv, Israel
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Securities registered pursuant to Section 12(g) of the Act: None

Ordinary Shares, par value NIS 0.1 per share	NASDAQ Capital Market
(Title of class)	(Name of each exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2006, the issuer had 14,641,573 ordinary shares outstanding (excluding 17,000 ordinary shares held as treasury shares).

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

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Part I

Item 1	Identity of Directors, Senior Management and Advisors	6

Item 2	Offer Statistics and Expected Timetable	6

Item 3	Key Information	6
A	Selected Financial Data	6
B	Capitalization and Indebtedness	8
C	Reasons for the Offer and Use of Proceeds	8
D	Risk Factors	8

Item 4	Information on the Company	17
A	History and Development of the Company	17
B	Business Overview	17
C	Organizational Structure	25
D	Property, Plants and Equipment	25

Item 4A	Unresolved Staff Comments	25

Item 5	Operating and Financial Review and Prospects	26
A	Operating Results	26
B	Liquidity and Capital Resources	34
C	Research and Development, Patents and Licenses	35
D	Trend Information	36
E	Off-Balance Sheet Arrangements	36
F	Tabular Disclosure of Contractual Obligations	36

Item 6	Directors, Senior Management and Employees	37
A	Directors and Senior Management	37
B	Compensation	39
C	Board Practices	40
D	Employees	43
E	Share Ownership	43

Item 7	Major Shareholders and Related Party Transactions	45
A	Major Shareholders	45
B	Related Party Transactions	46
C	Interests of Experts and Counsel	47

Item 8	Financial Information	47
A	Consolidated Statements and Other Financial Information	47
B	Significant Changes	47

Item 9	The Offer and Listing	48
A	Offer and Listing details	48
B	Plan of Distribution	48
C	Markets	48
D	Selling Shareholders	48
E	Dilution	48
F	Expenses of the Issue	48

Item 10	Additional Information	48
A	Share Capital	48
B	Memorandum and Articles of Association	50
C	Material Contracts	53
D	Exchange Controls	54
E	Taxation	54
F	Dividends and Paying Agents	61
G	Statements by Experts	62
H	Documents on Display	62
I	Subsidiary Information	62

Item 11	Quantitative and Qualitative Disclosures about Market Risk	62

Item 12	Description of Securities Other Than Equity Securities	63

Part II

Item 13	Defaults, Dividend Averages and Delinquencies	63

Item 14	Material Modifications to the Rights of Security Holders and Use of Proceeds	63

Item 15	Controls and Procedures	63

Item 16A	Audit Committee Financial Expert	64

Item 16B	Code of Ethics	64

Item 16C	Principal Accounting Fees and Services	64

Item 16D	Exemptions from Listing Requirements and Standards for Audit Committee	64

Item 16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	64

Part III

Item 17	Financial Statements	64

Item 18	Financial Statements	65

Item 19	Exhibits	66

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to “we”, “us”, “our”, “RiT”, the “Registrant” or the “Company” refer to RiT Technologies Ltd. and its wholly- owned subsidiaries. References to “dollars” or “$” are to United States Dollars. References to NIS are to New Israeli Shekels, the currency of the State of Israel. References to the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999.References to the “SEC” are to the United States Securities and Exchange Commission. References to “enterprise” and “carrier”” relate to the sectors we formerly identified as “datacom” and “telecom.”

Trademarks

Unless indicated otherwise by the context, trade names, trademarks and/or service marks appearing throughout this annual report are trademarks of RiT, its subsidiaries and/or its affiliates and may be registered in certain jurisdictions.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this annual report that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

—	expectations as to the timing of profitability, and the adequacy of our cash balances and cash flow from operations to support our operations for specified periods of time;

—	expectations as to the timing of raising additional financing;

—	statements as to expected sales, operating results and certain expenses, including research and development and sales and marketing expenses;

—	expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;

—	expectations that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders;

—	estimates of the impact of changes in currency exchange rates on our operating results;

—	expectations as to the adequacy of our inventory of critical components and finished products;

—	expectations that our markets will grow;

—	expectations that our products will remain accepted within their respective markets and will not be replaced by new technology;

—	expectations that competitive conditions within our markets will not change materially or adversely;

—	expectations that we will retain key technical and management personnel;

—	expectations that our forecasts will accurately anticipate market demand;

—	expectations as to the adequacy of our manufacturing facilities and the timing of any expansion; and

—	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new Israeli tax and corporate legislation may have on our operations.

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

We have derived the following selected consolidated balance sheet data as of December 31, 2005 and 2006, and the selected consolidated operating data for the years ended December 31, 2004, 2005, and 2006 from our audited consolidated financial statements and notes included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have derived the selected consolidated balance sheet data as of December 31, 2002, 2003, and 2004 and the selected consolidated operating data for the years ended December 31, 2002 and 2003 from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. Beginning with the year 2006, our financial results have been reported in accordance with Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation. The total compensation expense recorded in accordance with SFAS 123R was approximately $500,000. See Note 6B4 to our Consolidated Financial Statements included elsewhere in this annual report.

You should read the following selected consolidated financial data together with “Item 5. – Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands, except per share data)

Sales	$18,424	$15,189	$18,427	$27,852	$25,092

Cost of sales	11,080	10,782	10,066	12,923	12,942

Gross profit	7,344	4,407	8,361	14,929	12,150

Operating cost and expenses:
Research and development, gross	4,177	3,978	3,767	4,212	4,325
Less - royalty-bearing participation	264	116	286	119	128

Research and development, net	3,913	3,862	3,481	4,093	4,197
Sales and marketing	7,846	5,857	6,165	7,624	7,735
General and administrative	2,591	1,587	1,719	2,007	2,177

Total operating expenses	14,350	11,306	11,365	13,724	14,109

Operating income (loss)	(7,006)	(6,899)	(3,004)	1,205	(1,959)

Financial income, net	96	82	29	198	237

Net income (loss) for the year	$(6,910)	$(6,817)	$(2,975)	$1,403	$(1,722)

Net Income (Loss) Per Share

Basic net income (loss) per
ordinary share	$(0.78)	$(0.77)	$(0.27)	$0.10	$(0.12)

Diluted net income (loss) per
ordinary share	$(0.78)	$(0.77)	$(0.27)	$0.09	$(0.12)

Weighted average number of
ordinary shares used to compute
basic net income (loss) per
ordinary share	8,910,352	8,910,352	11,174,865	14,288,900	14,628,856

Weighted average number of
ordinary shares used to compute
diluted net income (loss) per
ordinary share	8,910,352	8,910,352	11,174,865	15,459,384	14,628,856

Balance Sheet Data

	December 31,
	2002	2003	2004	2005	2006
	(Dollars in thousands)

Working capital	$13,381	$6,793	$10,481	$12,345	$10,846
Total assets	19,723	14,802	22,232	20,715	21,761
Share capital and additional paid-in capital	24,188	24,188	30,984	31,718	32,515
Shareholders' equity	$13,434	$6,608	$10,400	$12,512	$11,168

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our ordinary shares. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have a history of operating and net losses. We may not achieve or sustain profitability in the future.

Although we reported a profit in 2005, we incurred operating and net losses from fiscal year 2002 through 2004 and in 2006, and we may incur losses in the future. We reported operating losses of approximately $7 million for 2002, $6.9 million for 2003, $3 million for 2004 and $1.9 million for 2006. As of December 31, 2006, our accumulated deficit was $21.3 million.

We will need to generate revenues as well as manage our costs to obtain profitability. Our revenues may not grow or continue at their current level. In addition, in order to meet expanding sales and operations requirements, our expenses may increase. As a result, net cash outflows may continue for the near term, and we may again incur net operating losses. If our revenues do not increase, or if our expenses increase at a greater pace than our revenues, profitability may not be achieved or sustained. We may not be able to sustain or increase profitability on a quarterly or annual basis. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses.

We may need to raise additional financing in the future. If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

On December 31, 2006, we had cash and cash equivalents of approximately $6.5 million. In 2006, we used approximately $0.7 million in cash, mainly for operational activities. We will need to generate increased revenues as well as manage our costs in order to maintain and/or increase our cash. We cannot assure you that we will be able to maintain and/or increase our cash and, as a result, we may need to raise additional financing to support our operations and our growth strategy.

In January 2007, we arranged for a line of credit from Bank Hapoalim in the amount of $1 million, which will expire on January 31, 2008, unless extended with the consent of the bank. The interest rate for the use of such line of credit will be determined by the bank when we make a withdrawal. As of March 15, 2007, we did not have any outstanding amount under this line of credit. The availability of the line of credit is conditioned upon our compliance with the following financial requirements during the term of the line of credit: (1) a floating charge on all assets; (2) total shareholders’ equity will not be less than $3 million and not less than 35% of our total balance sheet assets; and (3) total working capital, calculated as trade receivables and inventory less accounts payable, will not be less than $3 million. Although we currently are in compliance, if we do not satisfy these conditions in full, Bank Hapoalim may refuse to grant us loans under the credit line or demand payment of any outstanding amount of the line of credit.

If we are unable to raise additional financing when needed on terms favorable to us, our operations and growth strategy will be materially adversely affected. If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

We have experienced in the past, and may experience in the future, a decrease in our sales.

The sales of our enterprise sales solutions increased in 2006 by more than 29% compared with 2005. Although the 2006 results reflect continually increasing sales of our enterprise solutions in the past years, there is no assurance that this growth will continue in the future.

The sales of our carrier business solutions decreased by more than 82% compared with 2005 primarily due to a few exceptional large carrier deals delivered during 2005 and to the delay from 2006 of high-probability deals well beyond their original forecast. Although the carrier sales improved in 2004 and 2005, there is no assurance that we will be able to return and achieve the same levels of sales in the future.

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

Our sales strategy includes direct sales to end-users as well as sales through independent distributors, for resale to integrators or through strategic alliance partnerships with original equipment manufacturers, commonly referred to as OEM. We are highly dependent upon acceptance of our products and solutions by such distributors, strategic alliance partners and integrators and their active marketing and sales efforts relating to our products and solutions. Moreover, a substantial majority of our distributors are neither obligated to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products and solutions. Increasing competition among providers of products or solutions competitive with ours has strengthened the position of our distributors and other customers to negotiate favorable terms of sale. Under such conditions, our operating results could be materially adversely affected.

Certain of our distributors are permitted to sell competing products or solutions, and there can be no assurance that any of them will continue, or prioritize, marketing and supporting our products or solutions. Certain of our distributors are the only entities engaged in the distribution of our products or solutions in their respective geographical areas. In addition to the independent distributors mentioned above, we also have strategic alliances with four major cabling companies: Panduit, Brand-Rex (acquired by The Gores Group LLC), Belden/CDT (previously known as Nordx) and ADC (previously known as Krone). We are highly dependent upon their acceptance of, and active marketing and sales efforts relating to, our products and solutions.

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

We depend on two major customers for a significant portion of our revenues.

In 2006, approximately 27.6% of our revenues were generated from orders placed by two major customers. In 2005 and 2004, 19 % and 13.2% respectively of our revenues were generated from orders placed by another major customer. If our largest customers do not continue to purchase similar quantities in the future and we are not able to replace these revenues with sales to other customers, our revenues and profitability will decline.

Our carrier products generally have long sales cycles, which increase our costs in obtaining orders and reduce the predictability of our earnings.

The market for our carrier solutions consists of telephone companies, commonly referred to as telcos. Because of the large size and institutional nature of most telcos and the degree of governmental regulation to which they are often subject, companies (such as ourselves) which seek to market their products and services to telcos must often engage in sales efforts over an extended period of time, sometimes years, and provide a significant level of education to prospective telco customers regarding the use and benefits of such products or services. As a result, sales of carrier solutions to telcos require a lengthy sales cycle from the commencement of marketing efforts to the consummation of an actual transaction and may involve significant expenditures which may not be offset (on a timely basis or at any time) by revenues. Delays in the sales cycle of our products could also result in significant fluctuations in our quarterly operating results and reduce the predictability of our earnings.

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

If new products we recently introduced or expect to introduce in the near future fail to generate the level of demand we originally anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

Some of our competitors have greater resources than us, which may limit our ability to effectively compete with them.

The markets for our products and solutions are very competitive and we expect that competition will increase in the future. Increased direct and indirect competition could adversely affect our revenues and profitability through pricing pressure, loss of market share and other factors. Many of our competitors are far larger, have substantially greater resources (including financial, technological, manufacturing and marketing and distribution capabilities) and are much more widely recognized than we are. These characteristics may provide a substantial advantage to our competitors in the eyes of end-users of enterprise and carrier solutions, who typically rely upon such products and solutions to perform or support critical functions. There can be no assurance that we will be able to compete successfully against existing or new competitors as the market for our products and solutions evolves and the level of competition increases. Moreover, there can be no assurance that we will be able to differentiate our products and solutions from the products and solutions of our competitors or to develop or introduce successfully new products and solutions that are less costly or offer better performance than those of our competitors. In addition, our existing and prospective competitors may have established, or may establish in the future, relationships with our existing and potential customers including our OEM customers, which could have a material adverse effect on our ability to compete.

Our failure to manage our expansion or contraction effectively could impair our business.

From 1989 to 2000, we expanded in both the scope and the magnitude of our operations. However, from 2001 until 2004, we instituted work force reductions and cost cutting measures following decreased sales. In 2005 and 2006, we increased our operational expenses as a result of a significant increase in our revenues compared with 2004. This growth placed a significant strain on our management, operational, financial and other resources. Any future growth or contraction may increase this strain. Furthermore, all or a portion of the expenses associated with any expansion of our operations may be incurred prior to the generation of any associated revenues, and the savings associated with cutbacks may not be realized prior to the decrease in associated revenues. If there is a substantial increase in demand in, or orders for, our products, we may not have the capacity to increase production using our existing reduced staff and may be unable to timely hire and train new employees. As a result, we could lose business to competitors with greater capacity and flexibility. If we are unable to manage our corporate expansion or contraction, there could be a material adverse effect on our business, financial condition, and results of operations.

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

We are subject to European regulations that require us to use components based on environmentally friendly materials and we may become subject to other environmental laws and regulations.

We are subject to regulations requiring the use of “environmentally friendly” materials in equipment, including the 2006 European Community directive, under which producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding any relevant set maximum concentration values, on the market in the European Union. We are dependent on our suppliers for components and sub-system modules to comply with these requirements.

Specifically, our inability or failure to comply with these regulations may restrict us from conducting certain business in the European Union and could have a material adverse affect on our results of operations. To our knowledge, compliance with environmental laws and regulations has had no material effect on our operations to date. However, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party damage or personal injury claims, if we were to breach environmental laws, if our products were found not to comply with environmental laws or if we become subject to newly enacted environmental laws and regulations in the markets in which we operate.

We may be subject to possible warranty claims from our customers.

Our product warranties permit customers to return for repair any products deemed to be defective. It is our policy to grant a warranty to the hardware parts of our products for periods ranging from 12 to 36 months. This policy does not apply to the SMART Cabling System, SMART GIGA Cabling System and CLASSix Cabling Systems, which when installed by a certified cabling installer, and registered by us, are granted 15-year and 20-year system warranties, respectively. These warranty periods are customary in the structured cabling industry, but significantly longer than product warranties generally offered in other industries. Although no material warranty claims have been asserted against us in the past with respect to our structured cabling products, we cannot assure you that such claims will not be asserted in the future. If asserted, such claims may have a material adverse effect on our business, financial condition and results of operation.

We have not yet evaluated our internal control over financial reporting in compliance with Section 404 of the Sarbanes-Oxley Act.

We are considered a “non-accelerated filer” under applicable SEC rules. As such, we are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act of 2002 in the following manner: (1) reporting by management under Section 404(a) of the Sarbanes-Oxley Act will be required for the fiscal year ending on December 31, 2007 and (2) attestation by our independent auditors under Section 404(b) of the Sarbanes-Oxley Act will be required for the fiscal year ending December 31, 2008. Accordingly, we are in the process of determining whether our existing internal control over financial reporting systems is compliant with Section 404. This process may divert internal resources and will take a significant amount of time and effort to complete. If it is determined that we are not in compliance with Section 404, we may be required to implement new internal control procedures and reevaluate our financial reporting. We may experience higher than anticipated operating expenses as well as higher independent auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to be compliant with Section 404. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results.

Changes in exchange rates between currencies may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or are dollar-linked. We collect a portion of our revenues in Europe in Euros while most purchases of materials and components, and most marketing costs, are denominated in dollars or dollar-linked. We incur a material portion of our expenses, principally salaries and related personnel expenses, in Israel, in NIS. As a result, we are exposed to several risks, including that either the NIS or the Euro may increase in value relative to the dollar. If either of such events occurs, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured results of operations will be adversely affected. In 2006, there was a decrease in value of the dollar in relation to the NIS of approximately 8% and there was a decrease in the value of the dollar in relation to the Euro of approximately 11%. Although these trends did not materially affect us, we cannot assure you that we will not be materially adversely affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro rises in value relative to the dollar, our business and financial condition could be negatively impacted.

We may be affected by transactions with related parties from the RAD-BYNET Group.

We are engaged and may in the future engage in transactions with affiliates of the RAD-BYNET Group, companies controlled by Yehuda Zisapel and Zohar Zisapel, individuals who own more than 31% of our outstanding ordinary shares. We believe that such transactions are beneficial to us and are, or will be, conducted upon terms, which are no less favorable to us than would be available to us from unaffiliated third parties. However, you should be aware that Yehuda and Zohar Zisapel could, subject to compliance with provisions of Israeli law concerning related-party transactions, exercise their influence over our affairs in their own interest. See “Item 7.B. –Related Party Transactions.”

Risks Related to Our Ordinary Shares

Our share price has decreased significantly and could continue to fluctuate significantly.

The market price for our ordinary shares has been volatile. The market price for our ordinary shares had a historical downward trend from 2000 until 2003. Although prices were relatively more stable from 2003 to 2006, there can be no assurance that we will not return to our previous volatility and downward trend. If revenues or earnings in any quarter fail to meet the investment community’s expectations, there could be an immediate impact on our share price. Our share price may also be affected by broader market trends or the economic and political situation in the Middle East and worldwide. A substantial decrease in market price of our ordinary shares could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

We may not satisfy the NASDAQ Capital Market’s requirements for continued listing. If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol RITT. To continue to be listed on the NASDAQ Capital Market, we will need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares, or MVPHS, of at least $1 million and stockholders’ equity of at least $2.5 million. We cannot assure you that we will continue to satisfy the minimum bid, MVPHS, stockholders’ equity or other continued listing requirements of the NASDAQ Capital Market in the future. If we are delisted from the NASDAQ Capital Market, trading in our ordinary shares may be conducted in, if available, the “OTC Bulletin Board Service” or, if available, another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited.

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

In connection with the private placement transaction we completed on July 26, 2004, we issued 5,064,129 of our ordinary shares and warrants to purchase an additional 1,266,032 ordinary shares. We registered the resale of the ordinary shares, and the resale of the shares issuable upon the exercise of the warrants, and are required to keep the registration statement effective through July 26, 2009. As of December 31, 2006, 150,001 of these warrants had been exercised. In addition, as of December 31, 2006, options to purchase a total of 1,630,933 ordinary shares were outstanding, and an additional 1,396,792 ordinary shares were reserved for issuance pursuant to options which may be granted under our stock option plans. All shares issued upon the exercise of these options will be immediately available for sale in the public market, subject to Rule 144 limitations applicable to our affiliates. Sales of the ordinary shares issued in the private placement, sales of the ordinary shares issuable upon exercise of the warrants or options, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities at acceptable prices. A substantial decrease in the market price of our ordinary shares could also discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

Yehuda and Zohar Zisapel beneficially own approximately 31% of our ordinary shares and may therefore be able to influence the outcome of matters requiring shareholder approval.

As of March 1, 2007, Yehuda and Zohar Zisapel (who are brothers) beneficially owned, in the aggregate, approximately 31.4% of our outstanding ordinary shares. Such shareholders may be in a position to influence corporate governance and policy, including the election of our directors and the approval of change in control transactions. This influence may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. This concentration of ownership may also adversely affect our share price.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and the Arab countries in the region. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The establishment in early 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. In July 2006, an armed conflict has taken place between Israel and Hezbollah, an Islamic movement based in Lebanon, which included the firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon. Any future armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations. In addition, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities. These restrictive laws and policies may harm the expansion of our business. We cannot predict whether or not a full resolution of these problems will be achieved, the nature of any such resolution, or any consequences that any of these factors may have on the Israeli economy or us.

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

We are entitled to receive tax benefits under Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”) for investment programs in our production facilities that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits could have a material adverse effect on our business, financial condition, and results of operations. To date, we have not utilized such benefits. For more information about Approved Enterprises, see “Item 10.E. –Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959” below and Note 7(B) to the Consolidated Financial Statements included elsewhere in this annual report.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, known as the Chief Scientist, for research and development programs and we may apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including paying royalties with respect to grants received. If we fail to comply with these conditions in the future, sanctions might be imposed on us, such as the grants could be cancelled and we could be required to refund any payments previously received under these programs. Any products developed with these grants are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee and pay increased royalties. In addition, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel The Government of Israel has reduced the grants available under the Chief Scientist’s program in recent years, and this program may be discontinued or curtailed in the future. If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Chief Scientist, see “Item 5.C. – Research and Development, Patents and Licenses” below.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our auditors, or to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries and our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran, Meiri & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

—	the judgment is enforceable in the state in which it was given;

—	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

—	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

—	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

—	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

Provisions of Israeli law and our Articles of Association may delay, prevent or make difficult a change of control and therefore depress the price of our stock.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us. Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See Item 10B. “Additional Information – Memorandum and Articles of Association – Anti-Takeover Provisions; Mergers and Acquisitions.”

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

We became a publicly-traded company on the NASDAQ Global Market (formerly known as the NASDAQ National Market), traded under the symbol RITT upon our initial public offering on July 22, 1997. The listing of our shares was transferred to the NASDAQ Capital Market (formerly knows as the NASDAQ SmallCap Market) on January 12, 2004, and we are still traded under the symbol RITT.

In 2004, we completed a private placement transaction in which we issued 5,064,129 of our ordinary shares at $1.40 per share, for aggregate proceeds (before expenses) of approximately $7.1 million. In connection with this transaction, we also issued warrants to purchase up to 1,266,032 of our ordinary shares. The warrants are exercisable through July 26, 2009, at an exercise price of $1.75 per ordinary share. As of December 31, 2006, warrants to purchase 150,001 ordinary shares were exercised. We have registered the resale of the ordinary shares (and the ordinary shares issuable upon exercise of the warrants) issued in the private placement pursuant to a registration statement on Form F-3, which was declared effective on November 22, 2004. Please see Item 10.C. for more information about this transaction.

During 2006, our capital expenditures totaled approximately $0.48 million (compared to $0.37 million during 2005 and $0.24 million during 2004), all of which was used for machinery, computers and research and development equipment purchases. Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. All of the above expenditures were paid from internally generated funds. During 2006, 2005 and 2004, we did not make any significant divestitures nor are any such divestitures in progress.

4.B.	Business Overview

Operations and Principal Activities

Enterprise Solutions

More than a decade ago, we introduced the concept of Intelligent Physical Layer Management Solutions (IPLMS) which consists of our smart cabling system integrated with our real time management application, and today we are the leading player in the Intelligent Infrastructure market which expands the IPLMS concept to additional infrastructure elements such as datacenter cabinets, power infrastructure and others. Our advanced products are designed to maximize the value of infrastructure and network investments through tools that enable effective planning and deployment, optimized daily operation and comprehensive visibility and control. The Company’s solutions also enhance network continuity and reduce network cost of ownership.

The increasing demand for network bandwidth and a variety of additional services in local area networks, or LANs, has led to a continuing evolution in requirements and standards for business continuity, high performance and maximal asset utilization.

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

Building upon our foundation in structured cabling products, we developed and introduced PatchView, our intelligent infrastructure management solution. PatchView™ provides real-time connectivity information with respect to the data network’s connectivity infrastructure and significantly enhances the control, maintainability and visibility of the network, as well as reducing the total cost of ownership. In 1999, we introduced our PatchView for the Enterprise™ software (“PV4E”). PV4E leverages our unique ability to identify infrastructure connections in real-time and extends the capability to all network resources, from physical connectivity components to switches, servers, PCs and other hard and soft, active and passive, network components. In 2004 we launched PVMax™, a new hardware platform for PatchView. During the course of 2005, we introduced the Category 7 STP cabling solution, Versions 4 and 4.1 of the PV4E network management software and also a RiT private label version of a midspan Power over Ethernet solution. In 2006, we introduced our SMARTen 10GB cabling solution, our PV360 Management Dashboard application and additional features to the core PV4E product such as automated provisioning. In March 2007, we launched PV4E version 5.0, the 5th generation of PV4E. With Version 5.0 of the PV4E, we gave extended PV4E’s technology with additional features in the areas of automated provisioning and implementation, PDA-based field implementation support, physical layer security and integration. These features were designed to meet the evolving technology needs of customers as they cope with today’s most difficult IT challenges – particularly the mobile workforce, rapidly growing datacenters, distributed infrastructures and a provisioning workload.

Carrier Solutions

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

In 2003, we introduced PairQ™, which addressed the requirements of the market of digital subscriber line, or DSL services, by enabling the transfer of high bandwidth communication on plain old telephony lines. Since not every telephone line can support these advanced services, telcos need to pre-qualify the line. The PairQ system enables accurate, easy, and fast mass DSL pre-qualification, which is an important component in large-scale DSL deployment. The system can also determine the possible supported bit rate packages for the telco to provide varying levels of service.

During 2004, we introduced PairView™ Pro, the first Local Loop Mass Verification system that can identify and map all the digital services (xDSL, ISDN, etc.) carried on a line Based on the PairView™ system, the PairView™ Pro, like its predecessor, the PairView™, gathers information about the line’s telephone number, type, connectivity status, electrical characteristics, and routing, unintrusively from active and inactive pairs. The result is a reliable database, which becomes a platform for more accurate billing, efficient maintenance, and effective network management. In addition, PairViewPro provides a 30% increase (over its predecessors) in the scanning speed and an improved Graphical User Interface – all of which combine to provide carriers with higher technician efficiency and an even faster return on their investment.

In 2006, we introduced the PairView Sharp™, the fourth-generation of our PairView product, which enables a single technician to test and map a full 1,200 line cabinet in less than one hour – five times faster than the previous generation and it is the only tool available that works without interfering with active POTS or digital services, non-intrusively performing ANI tests on POTS and ADSL-over-POTS lines while identifying and mapping a broad variety of digital services (such as ISDN, ADLS, HDSL and PCM).

In addition, in 2006 we introduced the NGPair™ that was designed for next generation street cabinet migration and automatic Main Distribution Frame and Automatic Distribution Frame (MDF and ADF, respectively) installation. It operates only at the street cabinet and it enables an automatic and fast mapping of all lines in the street cabinet in less than 1 hour and without interfering with the service. The same activity when being performed manually typically takes 2 people to complete in one to two days. Using the NGPair, the cabinet migration process and the ADF installation process are performed fast, efficiently and without interfering and misconnecting customers. Furthermore, the NGPair™ system is modular and can be upgraded to perform all of the advanced and enhanced PairView verification capabilities.

Our Strategy

Our strategy is to utilize our expertise, innovative products and continued research and development activities to strengthen our position as innovators of intelligent infrastructure solutions for improved control, utilization and maintenance of networks. We will seek to expand our markets and product lines by enhancing existing products, introducing new products and expanding into new markets to capitalize on our expertise in intelligent infrastructure network solutions.

We market our products in numerous countries, including through our wholly-owned subsidiary in the United States, RiT Technologies, Inc., our representative offices in Russia and China, our local representatives in the United Kingdom, Italy, Germany and the Czech Republic, our strategic alliance partners (OEM) worldwide and other channels of distribution, as more fully described under “Marketing Channels” below.

Principal Markets

Enterprise Solutions: Intelligent Infrastructure Management and Structured Cabling Solutions

The rapid growth in computer networking has resulted from the sharp rise in number of computing devices and networks in use within enterprises, decreasing hardware costs and the rapidly increasing number of network-related services. These services include Internet connectivity, internal connectivity through an “Intranet,” mass data storage and manipulation and other data intensive networking activities. An enterprise’s Local Area Network, or LAN, and Wide Area Network, or WAN, connect computers, servers and active network equipment to each other and to the outside world. The networking resources of the enterprise are connected by an infrastructure of cables, patch panels and cords and outlets and the network devices are hosted within racks and cabinets located in communication rooms and data centers.

These vast and complex networks must be supported by proper documentation of resources and assets. Busy organizations perpetually “Move, Add and Change,” or MAC, people and equipment. Such MACs are implemented using a process that involves multiple teams performing a variety of tasks. Over time, the datacenter or the communications center becomes characterized by a chaos of patch cords, servers, switches and other devices that have been added, moved or modified over time. Such chaos makes it difficult to manage and control the network, resulting in unnecessary waste of resources and assets, increased network downtime, as well as a waste of staff time. When changes become necessary, the network administrator must verify current status, plan the additions or modifications required and generate work orders. The engineer must then execute work order instructions and report details of all changes to the network administrator. Due to the manual record-keeping of MACs, network administrators are regularly confronted with inaccurate records and the challenge of effectively maintaining network connections. This is even more acute in case of a network fault, where locating and fixing the problem quickly is crucial, and failure to fix the problem may result in heavy losses to the enterprise. Furthermore, current network management software associated with active equipment focuses on managing the logical level (protocols and network traffic), rather than the physical one. PatchView is our intelligent infrastructure network management system for the enterprise. It provides real-time information on the status of the network and all related devices, automatically reports changes to the Network Management System (NMS) running our PV4E software, guides the system administrator in planning and implementing MACs and assist him/her in managing the infrastructure. Together with our PVMax Scanners and SMART Patch Panel technology, PV4E monitors the infrastructure and related assets. The latest versions of PV4E have made a wealth of information about the network available to other management software solutions such as the Computer Associates Unicenter and the HP OpenView products. The precise physical location information of end devices as well as the information about assets and infrastructure, their status and utilization is also useful for other software products, such as intrusion detection systems, asset management or help desk software. We also provide two complementary products: the first, SitePro, a hand-held application for the implementation engineer that works together with PV4E to allow online communication between the engineer and the main server while implementation is done; and the second, PV360 Dashboard, an online management tool enabling each user to track personalized Key Performance Indicators, alerts and trends and perform proactive management.

Our principal structured cabling product is our SMART Cabling System, a high-performance, structured cabling system for commercial buildings. It is comprised of a comprehensive collection of patch panels, communications outlets, cables, patch cords and complementary products to provide the required end to end connectivity solutions for both copper and fiber.

The end-users of our enterprise solutions are typically medium to large-size enterprises. These organizations, in sectors such as finance, government, health, airports, media and telecommunications, ordinarily make their purchasing decisions based on the recommendations of consultants. Many of the recent purchases of the solution have also been for corporate data centers designed to ensure maximal infrastructure and asset utilization, complete redundancy and security of information.

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

In this competitive industry, one of the telcos’ most valuable assets is their access infrastructure, or more precisely their copper infrastructure in the local loop – the telephone lines. The local loop is the network of physical transmission links that connect telephone subscribers to a local telco exchange or street cabinet. Like all networks, but on a much greater scale, the local loop is comprised of a huge number of wires (copper pairs), the location, identity, quality and functionality of which must be monitored and documented by the telcos. Typically, it contains hundreds of thousands of copper pairs spread across a large area through a number of MDFs and hundreds to thousands of street cabinets. Some copper pairs are active telephone or data lines, while others are inactive pairs reserved for future growth. Information with respect to the local loop is maintained by the telcos in large databases. This information relates to cable distribution, pair ranges on cross-connect frames, pair routings, line type (voice, data or other), assigned service, assigned phone number and electrical characteristics of the copper pair, all of which are of vital importance to the telcos in servicing and planning.

The record-keeping processes of telcos are based mainly upon field service technician reports, which are subject to human error. Such errors accumulate over decades of use of the local loop, resulting in inaccurate databases with significant discrepancies from the actual infrastructure. These inaccuracies may result in labor inefficiencies, due to repeated maintenance activities caused by incorrect records and asset losses associated with available, but undetected and unused phone lines. Furthermore, due to the current massive investments in the access network to reduce the loop length to the subscribers in order to support NGN and triple play services, the impact and inefficiencies resulting from the inaccuracies are even more acute and create significant time loss and resource inefficiency, as well as service failure to migrated subscribers. In addition, telcos further suffer from non-optimal, long-term planning of infrastructure investments in new copper pairs based on their flawed record-keeping systems, lost revenues that could have been generated by undetected pairs and, in certain cases, dissatisfied customers. This is even more acute in the DSL deployment arena where the provision process is heavily dependent on accurate database records.

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

Our PairView product connects to the copper infrastructure, at various points within the local loop, and performs three tasks:

—	First, it identifies and records the specific services provisioned on each line and the specific phone number on active lines. In addition, it tests the inactive pairs electrically for basic line qualification.

—	Second, it identifies and records the connectivity routing of active and inactive pairs in the local loop. For each pair, PairView generates an end-to-end connectivity map, from the MDF through the various street cabinets, mapping the overall network assets and their capabilities.

—	Third, after performing the mapping and testing functions, the system imports the data from the telco’s database, compares it with the system’s findings and updates the database automatically or manually.

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

NGPair™ is a product designed for next generation street cabinet migration and automatic MDF installation. It operates only at the street cabinet and it enables an automatic and fast mapping of all lines in the street cabinet in less than 1 hour and without interfering with the service. The same activity when being performed manually typically takes 2 people to complete in one to two days. Using the NGPair, the cabinet migration process and the ADF installation process are performed fast, efficiently and without interfering and misconnecting customers. Furthermore, the NGPair™ system is modular and can be upgraded to perform all of the advanced and enhanced PairView verification capabilities.

Sales

The manufacturing processes for our enterprise and carrier products are nearly identical, with slight adjustments for the varying nature of the products, and comprise one production line. Accordingly, our operating expenses are not segmented between the two product lines and we report the division in revenues between enterprise and carrier solutions only with respect to sales in geographic regions and major customers. Other financial descriptive information is reported on a single basis of segmentation.

Our total consolidated sales in 2004, 2005 and 2006, broken down by geographical destination and major product lines, were as follows:

        Classification of sales by geographical destination:1

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands)

United States	$7,605	$6,888	$10,292
Europe	8,330	18,143	12,280
Israel	1,529	1,699	1,318
Rest of world	963	1,122	1,202

	$18,427	$27,852	$25,092

(1)	Sales are attributed to geographical areas based on location of customers.

        Sales by major product lines:

	Year Ended December 31,
	2004	2005	2006
	(Dollars in thousands)

Enterprise Solutions	$16,132	$18,083	$23,388
Carrier Solutions	2,295	9,769	1,704

	$18,427	$27,852	$25,092

Seasonality

We have experienced seasonality in the sales of our enterprise products through our direct channels. Typically, the purchasing patterns of our direct end-customers show a decline in the first and third quarters. These fluctuations are due to several factors, including the size, timing and shipment of orders; customer budget cycles; customer order deferrals in anticipation of new products or product upgrades; the relatively low level of general business activity during the summer months in the European market; and other factors.

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

In addition, the components used in our products may be subject to significant volatility in prices for raw materials and components. For example, during 2006 the price of copper required for the manufacture of some of our components increased significantly. As a result we had to selling price to our customers for such components. Significant volatility in prices for raw material and components may result in a required increase in prices that if we are unable or fail to apply, may adversely affect the results of our operations.

Marketing Channels

Enterprise Solutions

In some territories, we have made a strategic decision to encourage sales via OEM partners rather than investing in building or maintaining a local distribution channel. In others, our enterprise solutions are sold primarily through distributors, as well as through value added resellers (VARs), systems integrators and installers.

Our distributors generally sign a non-exclusive International Distributor Agreement. A small minority of our distributorships are exclusive and, in some countries, we protect our distributors by not selling to other distributors in the same area, although we are not required to do so. In the United States, we sell our products through our wholly-owned subsidiary, RiT Technologies, Inc. RiT Technologies, Inc. sells our products primarily through independent manufacturer’s representatives, distributors and system integrators. A substantial majority of our distributors are neither obligated to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. We maintain a representative office in Moscow, Russia, which coordinates marketing activities in the Commonwealth of Independent States and a representative office in Beijing, China. In addition, we retain local representatives in London, England, Prague, Czech Republic, Milan, Italy and Mumbai, India. Certain risks are related to international sales and dependence upon distributors and resellers are described above in “Item 3.D – Risk Factors.”

Our distributors serve as an integral part of our marketing and service network around the world. We spend significant sales and marketing resources on our distributors, providing them with ongoing training, communications and support. Our employees regularly visit distributors’ sites. Periodic meetings and technical seminars are organized by us to further advance our relationships with our distributors and to familiarize them with our products.

In addition, we, in conjunction with our distributors, prepare exhibitions of our products worldwide, place advertisements in local publications, encourage exposure in the form of editorials in communications journals and prepare direct mailings (both print and electronic) focusing on our products. We have published an electronic catalog, which is available both on CD-ROM and on-line through our Web site. In 2006, our three largest distributors accounted for approximately 14%, 10% and 5%, respectively, of our enterprise solutions sales.

The leading vendors of data communications network infrastructure equipment have begun adding management capabilities to their solution portfolios. Recognizing this interest, we have several strategic alliances for joint marketing and sale of our PatchView system as a means of expanding our market exposure and our customer base and enhancing our enterprise solutions sales prospects. Our existing strategic partnerships include Panduit Corporation (selling PatchView under the brand name PanView), Brand-Rex (selling PatchView under the brand name SmartPatch), Belden/CDT (previously known as Nordx/CDT) (selling PatchView under the brand name IntellimacPlus) and ADC (previously known as Krone) (also known as ADC/Krone in Europe) selling under the brand name TrueNet. In 2006, our strategic partners together accounted for approximately 21% of our enterprise sales.

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

Enterprise Solutions

In addition to our direct service and support activities, our worldwide OEMs, distributors and representatives provide sales, service and technical support functions (first and second level support) for our products and solutions to end-user customers in their respective territories. They offer technical support in the end-user’s language, attend to customer needs during local business hours, translate our product and marketing literature into the local language and conduct user programs and seminars.

We conduct periodic technical seminars in Israel and other countries around the world to qualify and further advance the technical knowledge of our distributors and installers in the use of our products and solutions. We also conduct technical seminars for staff of our OEM partners in various parts of the world.

We provide a 12 to 36 month warranty on our hardware, except for the SMART Cabling System, which, when installed by a Certified Cabling Installer, and registered by us, is granted a 15 to 25 year warranty for system performance; and the SMART GIGA Cabling System and CLASSix Cabling Systems, which, when installed by a Certified Cabling Installer, and registered by us, are granted 20-year warranties for system performance.

We offer third level maintenance and support services to our PV4E software to OEMs and distributors and first, second and third level maintenance and support services to our direct customers.

Carrier Solutions

We provide direct service and support activities to our end distributors and end customers. We provide a 12 to 36 months warranty on our carrier products. Upon termination of the warranty period for carrier solutions, we offer a maintenance and support program to our customers.

Dependence on Patents, Licenses and Material Contracts

We rely upon a combination of patents, patent applications, trademarks, copyrights, trade secret laws, contractual restrictions and technical measures to establish and protect our proprietary rights in our products, systems and technologies. We hold patents on our PatchView and PairView technologies and some of our cabling products. These patents expire in 2012, 2015 and 2020, respectively. We also have several patents and design patents pending on our new products. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain partners, suppliers and customers with access to sensitive information. We cannot assure you that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and sale by others of software products with features based upon, or otherwise similar to, those of our products and solutions.

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

Thereare no customers who have a contractual obligation to order products from us. See “Item 3.D. – Risk Factors.” In 2006, approximately 27.6% of our revenues were generated from orders placed by two major customers. In 2005, 19% of our revenues were generated from orders placed by another major customer. See Note 8B.1(d) to our Consolidated Financial Statements included elsewhere in this annual report.

Competitive Position

We believe that the principal competitive factors in our markets are product price-performance ratio, brand name recognition, technical features, quality, price, and customer service and support. We believe that we compete favorably with respect to most of these factors. However, we cannot assure you that we will be able to compete successfully in the future with existing or anticipated competitors. Many of our existing and potential competitors have or are likely to have more extensive engineering, manufacturing, marketing and distribution capabilities (including direct sales forces) and greater financial, technological and personnel resources than us. Moreover, we cannot assure you that we will be able to differentiate our products from the products of our competitors or to develop or successfully introduce new products which are less costly or offer better performance than those of our competitors. In addition, our existing and prospective competitors may have established, or may in the future establish, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete.

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

We are aware of 2 products currently in the market that compete directly with our PatchView solution: the iTRACS Infrastructure Manager system produced by the iTRACS Corporation and the iPatch System produced by Systimax Solutions. We cannot assure you that there are currently no, or that in the future there will not be, other products which directly compete with the PatchView system. We also have strategic arrangements with Panduit Corporation, Brand-Rex, ADC (previously known as Krone) and Belden/CDT (previously known as Nordx/CDT) for the sale of our PatchView system. Although we expect the arrangements with these leading vendors to contribute to establishing PatchView as a leading technology, these vendors also compete with us for intelligent infrastructure management customers. Moreover, as the popularity of the managed infrastructure concept increases, we expect substantial competition from established and emerging networking and structured cabling companies.

Carrier Solutions

Since Fluke Corporation’s acquisition of Harris Corporation’s test division, we are aware of only one global competitor to PairView in the market, which is the DaVaR Loop Management System of Fluke . However, there are several local solutions that compete with PairView, such as Sapla of Inelcom in Spain and SiVar of OSP in South America, which offer local and less comprehensive solutions.  In addition, Vierling Mobile Communications has recently announced the release of a product called ‘Street Cabinet Scanner’. The product competes with our NGPair product, but it seems that it cannot perform the full range of capabilities currently performed by the PairView product. With respect to PairQ, Fluke Corporation has recently announced their NetDSL product, which incorporates capabilities similar to PairQ, as a derivative of PairQ’s record verification process.  To our knowledge, this product is limited in its capabilities of testing active lines as a stand-alone product. Switch based testers, such as those manufactured by Teradyne, Porta Systems and Spirent, compete indirectly with PairQ. However, we cannot assure you that no other competitors exist. Moreover, we expect substantial competition from established and emerging telecommunications companies, with the increased popularity of the concept of outside plant qualification and management.

Increased competition, direct and indirect, could have a material adverse effect on our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure you that we will not be subject in the future to such factors, which could materially adversely affect our business, financial condition and results of operations.

Environmental Regulation

Our European activities require us to comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, also known as the RoHS Directive, which came into effect on July 1, 2006, provides that producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding the set maximum concentration values, on the market in the European Union. European Directive 2002/96/EC on waste, electrical and electronic equipment, know as the WEEE Directive, makes manufacturers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products.

We are dependent on our suppliers for components and sub-system modules to comply with these requirements and certain of our products have been modified to meet this directive. Complying with these directives imposes some additional costs and administrative burden on us. To our knowledge, compliance with environmental laws and regulations has had no material effect on our operations to date. However, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party damage or personal injury claims, if we were to breach environmental laws, if our products were found not to comply with environmental laws or if we become subject to newly enacted environmental laws and regulations in the markets in which we operate, whether in the European Union or otherwise.

4.C.	Organizational Structure

Our wholly-owned subsidiary in the United States, RiT Technologies, Inc., was incorporated in 1993 under the laws of the State of New Jersey, and is primarily engaged in the selling and marketing in the United States of our products.

In 1997, we incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd., intended to make various investments, including in our securities. As of December 31, 2006, RiT Tech (1997) Ltd. hold 0. 11597% of our outstanding shares.

Yehuda and Zohar Zisapel are our founders and principal shareholders. Yehuda Zisapel is also a director. One or both of Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies that, together with us and their respective subsidiaries and affiliates, are known as the “RAD-BYNET Group.” Such other corporations include, but are not limited to, RAD Data Communications, RADCOM Ltd., RADVision Ltd., SILICOM Ltd., RADWARE Ltd., RADView Software Ltd, AXERRA Network Inc., CERAGON Networks Ltd., BYNET Data Communications Ltd. and its subsidiaries, BYNET ELECTRONICS LTD. and its subsidiaries, Bynet Semech (Outsourcing) Ltd., Bynet Systems Applications Ltd., Bynet Software Systems Ltd., AB NET Communications Ltd.  Commex Technologies Ltd., RADLive Ltd., RADWIN Ltd. Packetlight Networks Ltd., RAD-BYNET Properties and Services (1981) Ltd., Wisair Inc., Sanrad Inc, and several holdings in real estate, biotech and pharmaceutical companies. There is no formal legal structure that links the corporations in the RAD-BYNET Group and each company is a separate legal entity. See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions.”

4.D.	Property, Plants and Equipment

We do not own any real property. We lease from an affiliate of our principal shareholders an aggregate of 25,694 square feet of office and manufacturing premises in Tel Aviv, Israel and we lease 8,676 square feet of warehousing premises in Rosh Ha’ayin, Israel. Aggregate annual lease payments in 2006 for the Tel Aviv and Rosh Ha’ayin premises were approximately $457,000. We lease approximately 1,190 square feet of office premises for our representative office in Beijing, China at an annual rent of approximately $14,000. We lease 606 square feet of office premises for our representative office in Moscow, at an annual rent of approximately $59,000. RiT Technologies, Inc., our U.S. subsidiary, leases approximately 1,400 square feet in Mahwah, New Jersey, from an affiliate of ours, at an annual rent of approximately $44,000. See “Item 7 – Major Shareholders and Related Party Transactions” and Notes 5B and 9 to our Consolidated Financial Statements included elsewhere in this annual report.

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

Executive Summary – Year Ended December 31, 2006

In 2006, the sales of our enterprise sales solutions increased by more than 29% compared with 2005 due to our successful marketing and sales efforts in the past two years, including expanding our base of OEM partners and our ability to address opportunities in emerging markets such as India, the Peoples Republic of China and other targeted regions in Asia and Latin America. As a result, our OEM sales increased significantly to $5.1 million compared to $2.8 million in 2005, an increase of about 80%.

Although the 2006 results reflect continually increasing sales of our enterprise solutions in the past years, there is no assurance that this growth will continue in the future.

The sales of our carrier business solutions decreased by more than 82% compared with 2005 primarily due to a few exceptional large carrier deals delivered during 2005 and to the delay from 2006 of high-probability deals well beyond their original forecast.

In 2006, the geographical breakdown sales changed compared with 2005. Our sales to North America increased while our sales to Europe decreased. The classification of sales by geographical regions in 2006 was approximately 40% of sales to North America compared with approximately 25% in 2005 and of approximately 50% sales to Europe compared with approximately 65% in 2005.

The increase in our enterprise revenues increased our operational expenses since 2005. In addition, in order to respond to the growing demand for our enterprise solutions we are required to maintain higher levels of inventories of our enterprise products.

Sales in 2006 were approximately $25.1 million, a decrease of approximately 10% compared with sales of approximately $27.9 million in 2005. This decrease in our 2006 sales was mainly due to the substantial decrease in our carrier solutions sales during the period. See “Item 4.B.2 – Sales by Major Product Lines”.

The cost of sales as a percentage of revenues increased by approximately 10% compared with 2005. This increase resulted mainly from higher proportions of carrier sales in 2005, 35% compared with 7% in 2006. Our carrier solutions sales usually have higher margins than our enterprise sales solutions. See Note 8B1 to our Consolidated Financial Statements included elsewhere in this annual report.

Research and development expenses, net, were approximately $4.3 million in 2006, a slight increase of 2.7% compared with research and development expenses of approximately $4.2 million in 2005. The increase is primarily due to the decrease in the value of the dollar in relation to the NIS with respect to compensation paid to employees engaged in Research and Development activities and to outsourcing services and from the recognition of expenses associated with share-based payments in accordance with SFAS 123R requirements which we adopted in 2006.

Sales and marketing expenses were approximately $7.7 million in 2006, compared with approximately $7.6 million in 2005. The increase is mainly due to higher marketing and promotion expenses incurred by us and by our U.S. subsidiary targeted to increase sales. In addition, the increase in the sales and marketing expenses is also due to the decrease in the value of the dollar in relation to the NIS, especially with respect to compensation paid to employees engaged in sales and marketing activities and from the recognition of expenses associated with share-based payments in accordance with SFAS 123R requirements which we adopted in 2006.

General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses. General and administrative expenses were approximately $2.2 million in 2006 compared with approximately $2.0 million in 2005. This 10.0% increase was due to the increase in the allowance for doubtful debts accounts, the advances of this disallowed expenses write-off and from the recognition of expenses associated with share-based payments in accordance with SFAS 123R requirements which we adopted in 2006.

We had a net loss of approximately $1.7 million in 2006, compared with net income of approximately $1.4 million in 2005. Our cash, cash equivalents and marketable securities decreased from $7.7 million as of December 31, 2005 to approximately $6.5 million as of December 31, 2006. The decrease in the net income in 2006 compared with 2005 is attributable mainly and the decrease in the proportion of carrier revenues as a percentage of total revenues, from 35% in 2005 to 7% in 2006, which resulted in lower margins and from the recognition of expenses associated with share-based payments in accordance with SFAS 123R requirements which we adopted in 2006. The total compensation expense recorded was approximately $500,000. See Note 6B4 to our Consolidated Financial Statements included elsewhere in this annual report.

We may need to raise additional financing in the future to support our operations and our growth strategy. There is no assurance that we will be able to raise additional financing in the future or on what terms, which may have a negative effect on our operations and growth strategy.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on a regular basis and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Some of those judgments can be subjective and complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by us, there may be alternative estimates, judgments or assumptions, which are also reasonable. The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. These policies are discussed in Note 2 to our Consolidated Financial Statements included in this annual report. We are also subject to risks and uncertainties that may cause actual results to differ from our estimates, judgments and assumptions, such as changes in the economic environment and competition. Certain of these risks and uncertainties are described in Item 3.D. herein. Our critical accounting polices include:

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

We sell most of our products and solutions through distributors, strategic alliance partners, value-added resellers, system integrators, OEMs and installers. We generally recognize revenue at the time of shipment to such distribution channels.

Amounts received from customers prior to product shipment are classified as advances from customers.

We generally do not grant the right to return except for replacement of defective products, for which a warranty allowance is recorded at the time of shipment.

Allowances for product warranties

It is our policy to grant a warranty for periods of 12 to 36 months, except with respect to our end-to-end cabling systems (the SMART Cabling System, SMART GIGA Cabling System and CLASSix Cabling System) which, when installed by a certified cabling installer, and registered by us, are granted 15-year warranties (for the SMART Cabling System and the SMART GIGA Cabling System) or 20-year warranties (for the CLASSix Cabling System) for system performance. The balance sheet provision for warranties for all periods through December 31, 2006 is determined based upon our experience regarding the relationship between sales and actual warranty expenses incurred. See Note 2M to our Consolidated Financial Statements included elsewhere in this annual report. This determination may require the exercise of certain judgments, estimates and assumptions.

The warranty for our products is a basic manufacturer warranty accounted for under SFAS No. 5 and is not a portion of multiple element revenue. Besides the warranty period, we have no obligation for continuing customer service and support.

—	Our provision for warranty is calculated for sales of carrier and enterprise systems (PairQ, PairView and our PatchView products). The formula that we use to estimate the warranty provision for the systems being sold for each period takes into consideration, among others, the following variables:

—	Number and nature of systems sold;

—	Price;

—	Remaining warranty period; and

—	Elements related to the customer's history and traits (e.g. sales region, number of systems bought, past warranty claims experience)

The Company’s provision for warranty claims is calculated on a quarterly basis for sales of Carrier and Enterprise systems. The Carrier product is comprised of two types of systems – Pair View and Pair-Q. The Enterprise product is comprised of one type of system- Patch View. The provision for the Carrier products is calculated separately for those types of products in order to appropriately take into consideration any differences in product or customer characteristics (i.e. professionalism of the customer work force, environmental conditions and working conditions in the field). Based on past years’ experience, the calculation of the Enterprise products warranty provision is based on a fixed percentage from the sales of these products.

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

The balance sheet allowance for doubtful debts for all the periods through December 31, 2006, is determined as a specific amount for those accounts the collection of which is uncertain.

In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor’s ability to pay, all of which can change rapidly and without advance warning.

Inventories

Inventories are stated at the lower of cost or market. In respect of work in process and finished products, the cost of raw materials and components is determined on the moving average basis and labor costs and the cost of overhead components are determined on the basis of actual manufacturing costs. In determining inventory value, we make assumptions as to the market value of inventory. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory write–downs and our gross margin could be adversely affected. In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically. In 2006, our inventory write-down charge was $1.0 million compared with $1.2 million in 2005.

Accounting for Stock-based Compensation

At December 31, 2006, we had several employee compensation plans, which are more fully described in Item 6E of this annual report. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations as permitted by Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Effective January 1, 2006, we adopted the fair value recognition method detailed in SFAS 123R, Share-Based Payment using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

The fair value of each option grant is estimated on the date of grant using the Black and Scholes option pricing model using the following assumptions:

—	The current price of the share is the fair market value of such shares at the date of issuance.
—	Dividend yield of zero percent for all relevant periods.
—	Risk free interest rates are as follows:

Year ended December 31	Interest Rate (%)

2006	4.80
2005	4.37
2004	3.63

—	Expected lives of options range from 1 to 4 years (most of the options’ lives is 4 years as of the date of the grant) for each option granted.

—	Expected volatility of 79% for the year ended December 31, 2006 (85.6% and 87.2% for the years ended December 31, 2005 and 2004, respectively).

Most of our option awards are generally subject to graded vesting over a service period. In those cases, we recognize compensation cost on a straight-line basis over the requisite service period for the entire award.

With respect to non-employees, we apply the fair value-based method of accounting set forth in SFAS 123 and EITF Issue No. 96–18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services” to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees from the date in which the options are fully vested. As a result of adopting SFAS 123R on January 1, 2006, our net loss for the year ended December 31, 2006 is higher, respectively, than if it had continued to account for share-based compensation under APB 25. We grant options at market value and therefore, under APB 25 there were no compensation expenses.

The adoption of this standard, could adversely affect our profitability in the future. In addition, if as a result of SFAS 123R we would stop or limit the use of stock options as an incentive and retention tool, it could have a negative effect on our ability to recruit and retain employees.

Staff Accounting Bulletin No. 108

The Company’s previous accounting policy with respect to quantification of prior year misstatements was based on the rollover method. Accordingly, we assessed misstatements primarily from an income statement perspective. In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 addresses the process and diversity in practice of quantifying financial misstatements resulting in the potential build-up of improper amounts on the balance sheet. The SEC staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. Adjustments made under this pronouncement are reflected in the opening balance of shareholders’ equity in the year of adoption. The SAB allows for the adjustment to be made through a cumulative effect transition. We adopted and applied SAB 108 a to the year ended December 31, 2006. See Note 2T to our Consolidated Financial Statements included elsewhere in this annual report

Accounting for income taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of $7.1 million as of December 31, 2006, which relates primarily to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. As of December 31, 2006, we have not yet generated any taxable income. In the event that we generate taxable income in the future, we may be required to adjust our valuation allowance.

Financial Data

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of total revenue:

	Year Ended December 31,
	2004	2005	2006

Sales	100.0%	100.0%	100.0%
Cost of sales	54.6	46.4	51.6

Gross margin	45.4	53.6	48.4

Operating cost and expenses:
Research and development, gross	20.4	15.1	17.2
Less royalty-bearing participation	1.5	0.4	0.5

Research and development, net	18.9	14.7	16.7
Sales and marketing	33.5	27.4	30.8
General and administrative	9.3	7.2	8.7

Total operating expenses	61.7	49.3	56.2

Operating income (loss)	(16.3)	4.3	(7.8)
Financial income, net	0.2	0.7	0.9

Net Income (loss) for the year	(16.1)	5.0	(6.9)

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005.

Sales. Sales consist of gross sales of products less discounts and refunds. Sales decreased to approximately $25.1 million in 2006 from approximately $27.9 million in 2005, primarily due to a significant decrease in our carrier solutions revenues.

Our carrier business revenues decreased by more than_82% in 2006 compared to 2005. This weakness was primarily due to a few exceptional large carrier deals delivered during 2005 and to the delay of the closing of certain sales from 2006 well beyond their original forecast.

Our enterprise business revenues increased by more than 29% in 2006 compared to 2005. During 2006, we succeeded in establishing our enterprise business as a solid and profitable platform for our future growth, which resulted in annual sales of our enterprise products exceeding annual sales of our enterprise products for all prior years. This increase resulted mainly from the significant growth (more then 80% compared with 2005) of our OEM sales. We believe that the increased revenues demonstrate the strong growth in overall market demand for managed infrastructure systems and the value of our solutions together with our successful sales and marketing efforts. However, we cannot predict whether this trend will continue in 2007.

Cost of Sales. Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees, write-down of inventory and overhead expenses related to our manufacturing operations. Cost of sales was approximately $12.9 million in 2006 compared with $12.9 million in 2005. Cost of sales as a percentage of sales was 51.6% in 2006, compared with 46.4% in 2005. This increase resulted mainly from: (i) lower portions of carrier sales as a percentage of total sales (from 35% in 2005 to 7% in 2006), which usually have higher margin; (ii) the impact of the decrease in the dollar value compared with the NIS, and; (iii) increase in the prices of some components required to the manufacture of our products due to a a sharp increase in the Copper prices worldwide. See Note 8B1 to our Consolidated Financial Statements included elsewhere in this annual report. Our inventory write-down charge in 2006 was $1.0 million compared with $1.2 million in 2005.

Gross Margin. Gross margin decreased from 53.6% in 2005 to 48.4% in 2006, due primarily to the decrease in revenue from carrier sales, which typically have higher margins than enterprise sales.

Research and Development Expenses. Research and development expenses consist primarily of compensation costs attributable to employees engaged in ongoing research and development activities, development-related raw materials and sub-contractors, and other related costs. Research and development expenses were approximately $4.3 million in 2006 compared with $4.2 million in 2005. The increase was caused primarily by the recognition of expenses associated with share-based payments in accordance with SFAS 123R requirements which we adopted in 2006.

As a percentage of sales, research and development expenses increased to 17.2%of sales in 2006 from 15.1% of sales in 2005, due to the lower level of revenues.

Grants from the Chief Scientist were approximately $0.1 million in 2006, the same level of the amount as in 2005.

Sales and Marketing Expenses. Gross sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses. Sales and marketing expenses were approximately $7.7 million in 2006, compared with approximately $7.6 million in 2005. The slight increase is mainly due to higher marketing and promotion expenses incurred by us and by our US subsidiary which were partially offset by the decrease in value of the dollar in relation to the NIS, especially with respect to compensation paid to employees engaged in sales and marketing activities and from the recognition of expenses associated with share-based payments in accordance with SFAS 123R requirements which we adopted in 2006.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses. General and administrative expenses were approximately $2.2 million in 2006, compared with approximately $2.0 million in 2005. This 10.0% increase was primarily due to the increase in the allowance for doubtful debts accounts, the expense recorded for Israeli tax nondeductible expenses paid in 2006 and from the recognition of expenses associated with share-based payments in accordance with SFAS 123R requirements which we adopted in 2006.

Financial Income, Net. Net financial income was approximately $0.2 million in 2006, the same as in 2005.

Net Loss (Income). We had net loss of approximately $1.7 million in 2006, compared with a net income of approximately $1.4 million in 2005. The decrease is attributable primarily to the decrease in our carrier revenues which are usually characterized by high margins and to the influence of the implementation of FAS123R in to 2006. The total compensation expense recorded in accordance with SFAS 123R was approximately $500,000. See Note 6B4 to our Consolidated Financial Statements included elsewhere in this annual report.

Year Ended December 31, 2005 Compared with Year Ended December 31, 2004.

Sales. Sales increased to approximately $27.9 million in 2005 from approximately $18.4 million in 2004, primarily due to a significant increase in our carrier solutions revenues.

Our carrier solutions increased by over 300% in 2005 compared to 2004 primarily due to several relatively large transactions for the sale of carrier products concluded during the year.

The enterprise solutions market has experienced a slow-down from the latter part of 2000 and up to the beginning of 2004. This slowdown has negatively affected our enterprise solutions sales beginning in 2002. Our enterprise solutions sales both direct and via distributors and OEMs have also increased since 2004 mainly due to the increase in the market acceptance of the IPLMS concept.

Cost of Sales. Cost of sales was approximately $12.9 million in 2005 compared with $10.1 million in 2004. Cost of sales as a percentage of sales was 46.4% in 2005, compared with 54.6% in 2004. This decrease resulted mainly from the increase in the portions of carrier sales as a percentage of total sales (from 13% in 2004 to 35% in 2005), which provided us with higher margins. See Note 8B1 to our Consolidated Financial Statements included elsewhere in this annual report. Our inventory write-down charge in 2005 was $1.2 million compared with $0.4 million in 2004.

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

Gross Margin. Gross margin increased from 45.4% in 2004 to 53.6% in 2005, due primarily to the increase in revenue from carrier sales, which typically have higher margins than enterprise sales.

Research and Development Expenses. Research and development expenses were approximately $4.2 million in 2005 compared with $3.8 million in 2004. As a percentage of sales, research and development expenses decreased to 15.1% of sales in 2005 from 20.4% of sales in 2004, due to the higher level of revenues.

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

Net Income (Loss). We had net income of approximately $1.4 million in 2005, compared with a net loss of approximately $3 million in 2004. The increase is attributable primarily to the increase in our carrier revenues, which provide us with high margins

Impact of Foreign Currency Fluctuation. For a description of the impact of foreign currency fluctuations on us, see the heading entitled “Impact of Inflation and Currency Fluctuations” in Item 11.

Government Policies Which Could Affect Our Operations. We are entitled to receive tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”) for investment programs in our production facilities that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits could seriously harm our business, financial condition and results of operations. For more information about Approved Enterprises, see “Item 10.E. –Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959” below and Note 7B to our Consolidated Financial Statements.

See “Item 5.C. Research and Development, Patents and Licenses” for further discussion of government programs and policies which may affect us.

Recently Enacted Accounting Pronouncements

FIN 48 – Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

SFAS 157 – Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes in current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value remeasurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not believe that the adoption of the provisions of SFAS 157 will have a material impact on our consolidated financial position and results of operations.

SFAS 159 – The Fair Value Option for Financial Assets and Financial Liabilities

In February, 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

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

Capital expenditures were approximately $0.03 million in 2004, $0.4 million in 2005 and $0.5 million in 2006. These expenditures were principally for machinery, computers and research and development equipment purchases. During 2007, we expect to invest additional resources for capital equipment at the same level as in 2006. We did not have any material commitments for capital expenditures as of December 31, 2006.

On December 31, 2006, we had cash, cash equivalents and marketable securities of approximately $6.5 million, compared with $7.7 million on December 31, 2005. This decrease resulted from the significant decrease in our revenues and margins.

We believe that cash generated from operations and our cash, cash equivalents and time deposit balances will be sufficient to finance our operations and the projected expansion of our marketing and research and development activities for at least the next 12 months. However, we cannot assure you that our actual cash requirements will not be greater than we currently expect. In addition, depending upon our future level of revenues and the strategies that we have adopted, we may need to raise additional debt or equity capital to meet our working capital needs in the future.

In January 2007, we arranged for a line of credit from Bank Hapoalim in the amount of $1 million, which will expire on January 31, 2008, unless extended with the consent of the bank. The interest rate for the use of such line of credit will be determined by the bank when we make a withdrawal. As of March 15, 2007, we did not have any outstanding amount under this line of credit. The availability of this line of credit is conditioned upon our compliance with the following financial requirements during the term of the line of credit: (1) a floating charge on all assets; (2) total shareholders’ equity will not be less than $3 million and not less than 35% of the total balance sheet assets; and (3) total working capital, calculated as trade receivables and inventory less accounts payable, will not be less than $3 million. Other than the above detailed terms, no other covenants were provided to Bank Hapoalim. Although we currently are in compliance, if we do not satisfy these conditions in full, Bank Hapoalim may demand payment of the outstanding amount of the line of credit and may refuse to grant us further credit.

Net cash used for operating activities was $1.0 million in 2006. Net cash provided for operating activities was $1.55 million in 2005, and net cash used for operating expenses in 2004 was $4.0 million. Net cash used in operating activities decreased during 2006 primarily as a result of the significant decrease in our 2006 sales and the increase in our inventories based on the Company’s sales pipeline and backlog. Net cash provided for investing activities was $0.04 million in 2006. Net cash used for investing activities was $0.4 million in 2005 and $0.2 million in 2004. Investments were primarily in fixed assets. Our principal investing activity in 2006, 2005 and 2004 was the purchase of equipment.

Our contractual and contingent obligations and commitments on December 31, 2006 primarily consisted of obligations associated with our future operating lease obligations, our suppliers’ obligations and a contingent liability to the Chief Scientist. See Note 5 to our Consolidated Financial Statements included elsewhere in this annual report. We expect to finance these contractual commitments with cash on hand and cash generated from operations.

See Item 5.F. for a table of our material contractual obligations.

Impact of Related Party Transactions

We have entered into a number of agreements with certain companies with whom our principal shareholders are affiliated. Please see “Item 7B – Related Party Transactions” below for specific details as to certain other related party transactions entered into by us. We believe that the terms of these related party transactions are not different in any material respect than the terms we could receive from unaffiliated third parties. The pricing and/or value of such transactions were arrived based on arm’s-length negotiations between the parties. Our management reviewed the pricing of such transactions and confirmed that they were not materially different than could have been obtained from unaffiliated third parties.

Under the Companies Law and recently issued NASDAQ rules, certain transactions and arrangements with interested parties require approval by our board of directors and our audit committee and, in some cases, also require approval by our shareholders.

5.C.	Research and Development, Patents and Licenses

We believe that our future success will depend upon our ability to enhance our existing products and solutions and introduce new commercially viable products and solutions that address the demands of evolving markets for intelligent infrastructure solutions and, more specifically, enterprise infrastructure solutions and outside plant qualification and management products on a timely basis. As part of the product development process, we work closely with current and potential customers, distribution channels and leaders in certain industry segments to identify market needs and define appropriate product specifications. Our employees also participate in numerous industry and standards forums in order to stay informed about the latest industry developments. As of December 31, 2006, we employed 39 persons in research and development.

Our gross research and development expenses were approximately $4.3 million in 2006, $4.2 million in 2005 and $3.8 million in 2004, and (17.2%, 15.1% and 20.4% respectively of sales). To date, all research and development expenses have been charged to operating expense as incurred. Aggregate research and development expenses funded by the Chief Scientist were approximately $0.1 million in 2006, $0.1 million in 2005 and $0.3 million. We believe that our investment in product development activities in 2007 will be at the same level of our expenditures in 2006.

Grants from the Office of the Chief Scientist

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 1984, and the regulations promulgated thereunder, or the R&D Law. Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest. The royalty rate applicable to our programs is 3.5%.

The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment is expected to have retroactive effect from January 1, 2006, although there is no assurance as to whether and when it will be adopted.

The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, with the approval of the Chief Scientist, some of the manufacturing volume may be performed outside of Israel. Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and an increase in the total amount to be repaid to up to 300% of the grants, depending on the portion of the total manufacturing volume that is performed outside of Israel. The R&D Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing rights into Israel, in lieu of the increased royalties. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to another person or entity outside Israel, except in certain circumstances and subject to prior approval. Generally, the Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel in the following circumstances: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas); (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain cooperative in research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires that the grant recipient and its controlling shareholders and foreign interested parties notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient. The law further requires that the new interested party to undertake to the Chief Scientist to comply with the R&D Law. In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain such events. For purposes of the R&D Law, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The funds available for Chief Scientist grants under the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated that the government may further reduce or abolish Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict the amounts of any future grants that we may receive. In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist. On December 31, 2006, our contingent liability including interest to the Chief Scientist in respect of grants received was approximately $1.1 million.

5.D.	Trend Information

We have identified certain trends in our markets that may affect our future operations, both in the enterprise and carrier solutions fields.

In the enterprise market we identified growing demand for infrastructure management solutions through our OEM partners worldwide and specifically in Asia (mainly in the Peoples Republic of China and India). As a result our sales through our OEM partners have significantly increased. In addition, in order to respond to the growing demand for our enterprise solutions we are required to maintain higher levels of inventories of our enterprise products.

In the carrier market, our carrier products targeted at telcos generally have long sales cycles. Because of the large size and institutional nature of most telcos and the degree of governmental regulation to which they are often subject, companies (such as ourselves) which seek to market their products and services to telcos must often engage in sales efforts over an extended period of time, sometimes years, and provide a significant level of education to prospective telco customers regarding the use and benefits of such products or services. As a result, sales of carrier solutions to telcos require a lengthy sales cycle from the commencement of marketing efforts to the consummation of an actual transaction and may involve significant expenditures which may not be offset (on a timely basis or at any time) by revenues. Delays in the sales cycle of our products could also result in significant fluctuations in our quarterly and yearly operating results and reduce the predictability of our earnings.

As described in “Item 4.B – Competitive Position,” two products directly compete with our PatchView systems: the iTRACS Infrastructure Manager system produced by the iTRACS Corporation, and the iPatch System produced by Systimax Solutions. We identified growing acceptance of the infrastructure management concept and a year over year growth of this segment. Such growing acceptance is also corroborated by the fact that most of the major vendors are proposing infrastructure management systems based on one our technology or on the technology of our competitors listed above.

We also have identified a trend of longer delivery times from subcontractors for certain components of which our products are comprised. In order to compensate for this trend and in order ensure timely delivery based on our pipeline and backlog, we must hold larger stocks of these components in our inventory at any given time.

5.E.	Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” which are required to be disclosed under this Item 5.E. of Form 20-F.

5.F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our material contractual obligations as of December 31, 2006:

	Total (Dollars in thousands)	Less than 1 year (Dollars in thousands)	1-3 years (Dollars in thousands)	3-5 years (Dollars in thousands)

Contractual Obligations			-	-
Leases on Premises	1.46	0.51	0.95	-
Operating Lease Obligations	0.76	0.40	0.36	-
Purchase Obligations	6.10	6.10	-	-
Total	$8.32	$7.01	$1.31	-

On December 31, 2006, our contingent liability to the Chief Scientist in respect of grants received was approximately $1.1 million including interest. See Note 5A to our Consolidated Financial Statements included elsewhere in this annual report. We are only required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth, as of March 1, 2007, the name, age and position of each of our directors and executive officers:

Name	Age	Position

Yehuda Zisapel (3)	65	Chairman of the Board of Directors
Doron Zinger	53	President and Chief Executive Officer
Liora Katzenstein (1)(2)(3)	51	Director
Dr. Hagen Hultzsch (1)(2)(3)	67	Director
Israel Frieder (1)(2)(3)(4)(5)	57	Director
Dr. Meir Barel (1)(2)(5)	56	Director
Simona Green	39	Vice President Finance
Avi Kovarsky	50	Senior Vice President Sales
Guy Shapira	37	Vice President Research and Development
Rafi Ben-Asher	63	Vice President Operations
Zafi Shatz	47	Vice President Human Resources
Hila Hubsch	39	General Counsel and Corporate Secretary
Oded Nachmoni	40	Vice President Marketing and Product Strategy
Ely Cohen	48	Vice President Business Development

(1) Independent Director.
(2) Outside Director.
(3) Member of the Audit Committee.
(4) Member of the Share Incentive Committee.
(5) Member of the Compensation and Nominating Committee.

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

Mr. Doron Zinger joined us in June 2004 as our President and CEO. Mr. Zinger is also a director of RiT Technologies, Inc. Mr. Zinger has a 25-year track record of building and managing Israeli high-tech companies. Prior to joining us, Mr. Zinger served as a consultant to a number of Israeli high-tech companies and venture capital firms: Giza VC (Venture partner), Pitango VC. (Consulting Services), Hyperion (Consulting Services), Iamba (Advisory Board  member), Cellot (Board member), V-Secure (Board member) and TTI (Board Member). From 1997-2000, Mr. Zinger served as CEO of the pioneering VoIP company VocalTec (NASDAQ: VOCL).  From 1980-1997, he served in a variety of positions at ECI Telecom (NASDAQ: ECIL), Israel’s largest telecommunications equipment company, including heading up its DCME strategic business unit and serving as Senior Vice President and Chief Operating Officer responsible for more than 2,000 employees.  He currently serves as a director on the board of TTI Team Telecom International Ltd. Mr. Zinger holds an M.B.A. from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion.

Prof. Liora Katzenstein has served as a director since February 2003. Prof. Katzenstein divides her time between the worlds of business and academia. Her experience as Associate Dean of TISOM (Tel Aviv International School of Management), the first private international business school in Israel, led directly to her initiative in bringing Swinburne University of Technology’s renowned Entrepreneurship and Innovation program to Israel in the framework of ISEMI (Institute for the Study of Entrepreneurship and Management of Innovation), where she serves as Founder and President since 1996. As one of the pioneers of entrepreneurial education in Israel and worldwide, she has published many articles and lectured on this and related subjects at most of Israel’s prestigious universities and management institutions as well as at major public organizations and private technology based corporations. In addition, Prof. Katzenstein is a member of the Board of Directors of several companies including Clal Insurance, Degem Ltd., Polysac (Israel), RADWARE (NASDAQ: RDWR) and RADVision (the latter two companies are part of the RAD BYNET Group). She holds an MALD in Law and Diplomacy from Tufts University, Boston and a Visiting Doctoral Scholarship at the Harvard Graduate School of Business Administration, and a Ph.D. in International Economics from the University of Geneva.

Dr. Hagen Hultzsch has served as a director since January 2002. Dr. Hultzsch was originally a nuclear physicist with computing and telecommunications background and has been a Member of the Board of Management of Deutsche Telekom responsible for the Technology and Services Division since 1993. He also served Volkswagen AG as Corporate Executive Director Organization and Information Systems, reporting to the CEO from 1988 to 1993. Prior to that, he worked for EDS, Electronic Data Systems as their Director of the Technical Services Group in Germany starting in 1985. From 1977, he was head of the Computer Center at the Heavy Ion Research Center in Darmstadt, Germany. He currently serves on several boards as a non-executive director, including the chair of the Supervisory Boards of XTraMind Technologies and T-Systems Solutions for Research, a member of the boards of SCM-Microsystems, TranSwitch Corporation and Radware Ltd. and as a member of the Supervisory Boards of Authentidate International AG and as well as of the University Clinics Bonn and Dresden. Dr. Hultzsch received his Ph.D. in physics from Johannes Gutenberg University in Mainz, Germany.

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

Dr. Meir Barel has served as a director since February 2004. Dr. Barel is the principal managing partner of STAR Ventures and the Vice Chairman of Alvarion Ltd. Dr. Barel has been active for more than 20 years in venture capital investments in Israel, the United States, Germany and other European countries. From 1986 until 1992, Dr. Barel served as investment manager and later managing partner of TVM Techno Venture Management GmbH & Co. KG, one of the largest venture capital companies in Germany. Dr. Barel established STAR at the beginning of 1992 with the objective of actively investing in Israel-related companies. Since then, STAR has made more than 180 investments and had over 55 exits in the form of IPO or sale to other corporations. Dr. Barel holds a master’s degree and a doctorate (Dr. Eng.) in Electrical Engineering from the Department of Data Communication at the Technical University in Aachen, Germany.

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

39

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

Ms. Zafi Shatz joined us in June 2006 as Vice President Human Resources. Prior to joining us, Ms. Shatz held the position of Human Resources Director at Airspan Networks for four years and prior to that served as Human Resources Director in Flexlight Networks and Teva Pharmaceuticals. Ms. Shatz has a bachelor’s degree in Psychology & Sociology from Tel Aviv University where she also studied towards M.Sc. degree in Organizational Behavior in the Tel Aviv University.

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

The aggregate direct remuneration paid to all our directors and officers as a group (16 persons) for the year ended December 31, 2006 was approximately $1,148,000 compared with $1,341,00 in 2005 (the group consisted of 16 persons in 2005). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $213,000 which was set aside or accrued to provide retirement annuities or similar benefits. The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers. Our directors (who are not also officers) received no compensation in 2006, other than the options granted to such directors under our Director’s Share Incentive Plan or the RiT Technologies Ltd. 2003 Share Option Plan described below. See “Item 7 – Major Shareholders and Related Party Transactions.”

In 2006, we granted options to purchase an aggregate amount of ordinary shares to our officers under the 2003 Plan at exercise prices ranging between $1.11 and $1.86 per share and no options were granted to our directors. The options expire on the tenth anniversary of the date of grant.

The following table summarizes information about all employee and non-employee stock options outstanding as of March 15, 2007:

		Options unexercised
	Number of Shares Unexercised at March 15, 2007:	Weighted Average Remaining Contractual Life
Exercise Prices (in $)		In years

1.11-1.60	704,201	6.81
1.61-1.86	453,400	8.72
2.58-2.75	280,000	6.70
2.82	150,000	7.77
3.15	28,000	8.32
3.69	6,000	4.06
7.38	4,000	3.26

	1,625,601

The aggregate number of options outstanding and exercisable within 60 days held by all our directors and officers as a group as of December 31, 2006, was 397,834 at exercise prices that range between $1.11 to $3.15 per ordinary share and with expiration dates that range between January 2007 and August 2016.

We believe that no adverse tax consequences will result to us in connection with such grant or exercise of the options.

6.C.	Board Practices

Our Articles of Association provide that the board of directors shall consist of not less than 3 nor more than 7 directors. Currently, our board of directors consists of 5 members.

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

The initial term of an external director is three years and he or she may be reelected to one additional term of three years. Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors is required to include at least one external director, and the audit committee is required to include all the external directors. Currently, Israel Frieder and Hagen Hultzsch qualify as external directors.

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

Our ordinary shares are listed for quotation on the NASDAQ Capital Market and we are subject to the rules of the NASDAQ Capital Market applicable to listed companies. Under NASDAQ’s rules a majority of the members of our board of directors are required to be “independent,” as defined thereunder. We currently satisfy this requirement as Israel Frieder, Hagen Hultzsch, Prof. Liora Katzenstein and Dr. Meir Barel were determined by our board to qualify as independent directors under NASDAQ’s rules.

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

Our audit committee consists of Liora Katzenstein, Israel Frieder and Dr. Hagen Hultzsch and satisfies the requirements of the Companies Law and the SEC and NASDAQ rules. Our board of directors has determined that Israel Frieder is an audit committee financial expert, as defined by applicable SEC regulations, and that he also has the requisite financial expertise, as defined under the NASDAQ rules. Our audit committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of our independent auditors.

Compensation and Nominating Committee

Pursuant to applicable NASDAQ rules, director nominees must be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be approved either by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, subject to certain exceptions. Our compensation and nominating committee consists of Meir Barel and Israel Frieder and satisfies the requirements of the NASDAQ’s rules. On July 19, 2005, our board of directors approved a written charter specifying the nominating committee’s duties and responsibilities.

Share Incentive Committee

Our share incentive committee administers our share incentive plan and option grants. However, under the Israeli Companies Law, the Share Incentive Committee may only advise the Board of Directors with regard to the grant of options, and the actual grant to directors and officers (as opposed to other employees) is carried out by the Board of Directors. Our share incentive committee consists of Yehuda Zisapel and Israel Frieder.

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

External Auditor

Somekh Chaikin Certified Public Accountants (Israel), a member of KPMG International, independent registered public accounting firm, serves as our external auditor.

6.D.	Employees

As of December 31, 2006, we had 128 employees worldwide, of which 50 were employed in sales and marketing, 39 in research and development, 23 in operations and 16 in management. As of December 31, 2006, 110 of our employees were based in Israel, Six employees were based at our sales office in Russia, Four employees were based at our sales office in China and eight employees were based at our wholly-owned United States subsidiary, RiT Technologies, Inc.

As of December 31, 2005, we had 142 employees worldwide, of which 47 were employed in sales and marketing, 47 in research and development, 28 in operations and 20 in management. As of December 31, 2005, 128 of our employees were based in Israel, five employees were based at our sales office in Russia, one employee was based in our office in Germany and eight employees were based at our wholly-owned United States subsidiary, RiT Technologies, Inc.

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

Our Israeli employees are not party to any collective bargaining agreement. However, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association) that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. In addition, Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the work day, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay and other conditions of employment. See Note 4 to the Consolidated Financial Statements included elsewhere in this annual report.

Pursuant to Israeli law, we are legally required to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause. The Company partially funds this liability by the purchase of managers’ insurance policies. The current redemption value of such insurance policies is included in the balance sheet as assets held for severance benefits. This policy provides a combination of savings plans, insurance and severance pay, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet as “provision of severance pay.”

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

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by members of our senior management, as of March 1, 2007:

Name	Title/Office	No. of Ordinary Shares		As a % of Outstanding Ordinary Shares

Yehuda Zisapel	Chairman of the Board of Directors	2,505,949	(1)	17.1%

Doron Zinger	CEO and President			*

Simona Green	Vice President Finance			*

Avi Kovarsky	Senior Vice President Sales			*

Guy Shapira	Vice President Research and Development			*

Rafi Ben-Asher	Vice President Operations			*

Zafi Shatz	Vice President Human Resources			*

Hila Hubsch	General Counsel and Corporate Secretary			*

Oded Nachmoni	Vice President of Marketing and Product Strategy			*

Ely Cohen	Vice President of Business Development			*

Prof. Liora Katzenstein	Director			*

Hagen Hultzsch	Director			*

Israel Frieder	Director			*

Meir Barel	Director	768,001	(2)	5.24%

All directors and executive officers as a group		3,273,950		22.34%

* Less than 1%

(1) The aggregate number of options outstanding and exercisable within 60 days that are held by Yehuda Zisapel as of March 1, 2007 was 60,000 at exercise prices that range between $1.15 to $2.82 per ordinary share and expiration dates that range between January 2010 and December 2014.

(2) The aggregate number of options outstanding and exercisable within 60 days that are held by Meir Barel as of March 1, 2007 was 30,000 with an exercise price of $2.82 per ordinary share with an expiration date of December 2014.

Share Option Plans

In July 2003, we adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan. The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof, by providing them with opportunities to purchase our ordinary shares. The 2003 Plan is administered by the Share Incentive Committee. The exercise price and vesting schedule of options granted under the 2003 Plan are recommended by the Share Incentive Committee and approved by the Board of Directors, as specified in the grant letter issued by us to the grantee. Unless otherwise determined by the Board of Directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually. We have reserved 3,236,666 ordinary shares for the grant of options under the 2003 Plan, of which we have as of March 15, 2007 outstanding 1,457,768 options to purchase ordinary shares at a weighted exercise price of $1.88 per ordinary share.

In November 2003, we adopted an Option Exchange Plan pursuant to which our and our subsidiaries’ employees and consultants were given the opportunity to waive their rights to all of their unvested options which were outstanding on the date of exchange, and to receive in exchange new options pursuant to our 2003 Plan at an exchange ratio of 1:1. The Option Exchange Plan was implemented in order to allow the employees and consultants to benefit from more favorable tax treatment offered under the 2003 Plan as a result of certain changes in Israeli tax law. Each new option continues to vest in accordance with the same vesting schedule that was in effect for the related cancelled option. The exercise price per share for each new option is equal to the exercise price per share of the related cancelled option and the expiration date of each new option takes into account the expiration date that was set with respect to the related cancelled option. We have exchanged options to purchase 452,625 ordinary shares under the Option Exchange Plan.

In addition, in May 1999, we adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase our ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by the Board of Directors of RiT Technologies, Inc. which designates the optionees, dates of grant and the exercise price of the options. We have reserved 216,000 ordinary shares for the grant of options under the RiT Inc. Plan, of which we have outstanding as of March 15, 2007, 107,833 options to purchase ordinary shares at a weighted exercise price of $1.89 per ordinary share.

We still have 60,000 outstanding options that were granted under the RiT Directors’ Share Incentive Plan (1997), or the Directors’ Plan, which we adopted June 1997.

In 2006, we granted options to purchase an aggregate amount of ordinary shares to our officers under the 2003 Plan at exercise prices ranging between $1.11 and $1.86 per share and no options were granted to our directors. The options expire on the tenth anniversary of the date of grant.

The following table summarizes information about all employee and non-employee stock options outstanding as of March 15, 2007:

		Options unexercised
	Number of Shares Unexercised at March 15, 2007:	Weighted Average Remaining Contractual Life
Exercise Prices (in $)		In years

1.11-1.60	704,201	6.81
1.61-1.86	453,400	8.72
2.58-2.75	280,000	6.70
2.82	150,000	7.77
3.15	28,000	8.32
3.69	6,000	4.06
7.38	4,000	3.26

	1,625,601

The aggregate number of options outstanding and exercisable within 60 days held by all our directors and officers as a group as of December 31, 2006, was 397,834 at exercise prices that range between $1.11 to $3.15 per ordinary share and with expiration dates that range between January 2007 and August 2016.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders,

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as March 1, 2007 (except as noted below) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Each ordinary share is entitled to one vote per share and none of our major shareholders has any different voting rights than any other shareholder. For additional information regarding ownership by all officers and directors, see “Item 6.E. – Share Ownership.”

Name	Number of Ordinary Shares Owned Excluding Options and Warrants	Number of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned as Percent of Total Shares[1]

Yehuda Zisapel[2]	2,505,949	2,747,735	18.44%
Zohar Zisapel[3]	1,776,271	1,877,164	12.72%
Dr. Meir Barel[4]	768,001	798,001	5.43%
Austin W. Marxe and David M. Greenhouse[5]	2,688,243	3,241,818	21.31%

(1)	Based on 14,658,573 ordinary shares outstanding as of March 1, 2007.Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	Includes 1,335,650 ordinary shares held of record by Retem Local Networks Ltd., of which Yehuda Zisapel is the beneficial owner.

(3)	Includes 403,571 ordinary shares and warrants to purchase 100,893 shares held of record by Lomsha Ltd., of which Zohar Zisapel is the beneficial owner.

(4)	As of December 31, 2006, based on a Schedule 13G/A filed by Dr. Meir Barel with the SEC on January 22, 2007.

(5)	As of December 31, 2006, based on a Schedule 13G/A filed by Austin W. Marxe and David M. Greenhouse with the SEC on January 10, 2007. The Schedule 13G/A indicates that Messrs. Marxe and Greenhouse share voting and dispositive power as to (i) 1,285,723 ordinary shares and 276,800 warrants owned by Special Situations Private Equity Fund, L.P., (ii) 1,174,300 ordinary shares and 232,500 warrants owned by Special Situations Technology Fund II, L.P. and (iii) 218,220 ordinary shares and 44,275 warrants owned by Special Situations Technology Fund, L.P. Messrs. Marxe and Greenhouse are members of MG Advisers L.L.C., the general partner of and investment adviser to Special Situations Private Equity Fund, L.P., and of SST Advisers, L.L.C., the general partner of and investment adviser to Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 15, 2007, there were 24 holders of record of our ordinary shares, of which record holders, holding approximately 25% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

We are not aware of any arrangements of the operation of which may at a subsequent date result in a change of our control.

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

Certain companies in the RAD-BYNET Group provide certain services to us. We reimburse each of these companies for their costs in providing such services. In 2006, these services accounted for approximately $0.5 million. Some of these services are obtained through tenders to suppliers for the RAD-BYNET group as a whole, allowing us to benefit from the purchasing and bargaining power of a larger entity.

We also lease office, manufacturing and warehousing premises in Tel Aviv from an affiliate of our principal shareholders, Yehuda and Zohar Zisapel. The aggregate annual payments in 2006 to these related parties were approximately $420,000. A United States subsidiary of RAD provides administrative services and leases premises in Mahwah, New Jersey, to RiT Technologies, Inc. The annual payments in 2006 were approximately $44,000.

We have a non-exclusive distribution arrangement with Bynet Applications for the distribution of our enterprise solutions in Israel. In 2006, sales through this arrangement were approximately $1.0 million.

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

ITEM 9.	THE OFFER AND LISTING

9.A.	Share History

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on NASDAQ (in dollars).

	High	Low

2002 Full Year	3.93	0.24
2003 Full Year	1.99	0.63
2004 Full Year	3.40	1.10
2005 Full Year	4.50	2.22
First Quarter 2005	4.50	2.31
Second Quarter 2005	3.45	2.31
Third Quarter 2005	4.40	2.52
Fourth Quarter 2005	3.25	2.22
2006 Full Year	2.93	0.8
First Quarter 2006	2.93	1.6
Second Quarter 2006	1.96	1.2
Third Quarter 2006	1.5	0.97
Fourth Quarter 2006	1.57	0.8
September 2006	1.44	1.10
October 2006	1.29	1.07
November 2006	1.29	0.8
December 2006	1.57	1.1
January 2007	1.5	1.2
February 2007	1.55	1.29

On March 28, 2007, the last reported sale price of our ordinary shares on the NASDAQ was $1.69 per share.

Effective January 2004, our ordinary shares were transferred from the NASDAQ Global Market (formerly, NASDAQ National Market) to the NASDAQ Capital Market (formerly NASDAQ SmallCap Market). Our ordinary shares are currently traded on the NASDAQ Capital Market, under the symbol RITT.

As of March 1, 2007, we had 14,658,573 ordinary shares outstanding.

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

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of care of an office holder includes a duty to use reasonable means to obtain:

—	information on the advisability of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and

—	all other important information pertaining to these actions.

—	The duty of loyalty of an office holder includes a duty to:

—	refrain from any conflict of interest between the performance of his or her duties in the company and the performance of his or her other duties or his or her personal affairs;

—	refrain from any activity that is competitive with the company;

50

—	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

—	disclose to the company any information or documents relating to a company’s affairs which the office holder has received due to his or her position as an office holder.

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

Indemnification of Office Holders

Under the Companies Law, we may indemnify an office holder with respect to an act performed in his capacity as an office holder, retroactively (after the liability has been incurred) or in advance, provided that our articles of association allow us to do so, against the following:

—	a financial liability imposed on him in favor of another person by any judgment, including a settlement or an arbitration award approved by a court; such indemnification may be approved (i) after the liability has been incurred or (ii) in advance, provided that our undertaking to indemnify is limited to events that our board of directors believes are foreseeable in light of our actual operations at the time of providing the undertaking and to a sum or criterion that our board of directors determines to be reasonable under the circumstances.

—	reasonable litigation expenses, including attorney’s fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

—	reasonable litigation expenses, including attorney’s fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

—	Our articles of association were amended in April 2006 to contain provisions which conform with the aforesaid provisions.

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

In addition, under the Companies Law, exculpation and indemnification of, and procurement of insurance coverage for, the office holders must be approved by our audit committee and board of directors and, if the beneficiary is a director, by our shareholders. Our current policy for director’s and officer’s liability insurance will expire in July 2007. At our 2007 annual meeting of shareholders, we plan to propose the ratification and approval of a renewal to our liability insurance policy and indemnification agreements for the benefit of our officers and directors and amendments to our Articles of Association relating to, among other things, indemnification of officers and directors.

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

Dividends

Dividends on our ordinary shares may be paid only out of profits, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is not reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared no more than six months prior to the date of distribution.

General Meetings

An annual shareholder meeting is required to be held once every calendar year, within a period not to exceed 15 months after the last preceding annual meeting. The board of directors, whenever it thinks fit, may convene an extraordinary shareholder meeting and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of at least 5% of our outstanding ordinary shares and 1% of the voting rights, or one or more shareholders holding in the aggregate at least 5% of the voting rights in the company.

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

The warrants are exercisable through July 26, 2009, at an exercise price of $1.75 per ordinary share, and are subject to (i) customary adjustments for share dividends, splits, combinations and similar events and (ii) weighted-average anti-dilution protection in the event that, during the three-year period following the closing of the transaction, we issue or are deemed to have issued (subject to certain exceptions) ordinary shares at a price per share that is lower than the exercise price in effect at the time of such issuance or deemed issuance. As of December 31, 2006, warrants to purchase 150,001 ordinary shares were exercised.

Pursuant to a registration rights agreement we entered into on July 26, 2004 with the investors in connection with the private placement transaction, we undertook to register the shares and keep the registration statement effective through July 2009. If a registration statement was not filed or declared effective within the time period detailed in the agreement or if after a registration statement had been declared effective by the SEC, sales cannot be made pursuant to such registration statement, we will be required to pay to the investors liquidated damages equal to 1.5% of the aggregate amount invested by such investor per month. We have registered the resale of the ordinary shares (and the ordinary shares issuable upon exercise of the warrants) issued in the private placement pursuant to a registration statement on Form F-3 which was declared effective on November 22, 2004.

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

This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Prospective purchasers of our ordinary shares should consult their own tax advisors as to Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 31% for the 2006 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

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

Law for the Encouragement of Capital Investments, 1959

Our facilities currently enjoy Approved Enterprise status under The Law for Encouragement of Capital Investments, 1959 (the “Investments Law”). See discussion below regarding an amendment to the Investments Law that came into effect in 2005.

The Investments Law provided (prior to its amendment in 2005) that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel (“Investment Center”), a proposed capital investment in eligible facilities may be designated as an Approved Enterprise.

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

Income arising from our “Approved Enterprise” is subject to zero tax rates under the Alternative Benefits Program and reduced tax rates based on our level of foreign ownership for specific period. The period of benefits in respect of most of our production facilities will terminate in the years 2007 – 2011 (the period of benefits in respect of the first approval was terminated in 2005). No new approvals have been received since 1997. See Note 7(B) to the Consolidated Financial Statements included elsewhere in this annual report.

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

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise and having completed a cooling-off period of not less than three years from the company’s previous year of commencement of benefits under the Investments Law.

Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of election under the Investments Law. The tax benefits granted to a Benefited Enterprise are determined, as applicable to us, according to one of the following new tax routes:

—	Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year. Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company. If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

—	A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefiting Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of “foreign investment” in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are effective retroactively from 2003.

The amendment applies to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval.

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

The following corporate tax benefits are available to Industrial Companies, among others:

—	deduction of the cost of purchased know-how and patents over an eight-year period for tax purposes;

—	accelerated depreciation rates on equipment and buildings;

—	under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

—	deduction over a three-year period of expenses involved with the issuance and listing of shares on a recognized stock market.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. No assurance can be given that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Capital Gains Tax

Israeli law generally imposes a capital gain tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel including our ordinary shares by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

The tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale ( i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the different tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired by individuals prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; (ii) if the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefiting Enterprise). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25% or 15% if the dividends are generated by an Approved Enterprise (or Benefiting Enterprise); however if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, then the maximum tax is 12.5% if the shareholders is a U.S. corporations holding at least 10% of our issued voting power during the part of the taxable year preceding the date of payment of dividends and during the whole of the prior taxable year, and provided that not more than 25% of our gross income consists of interest or dividends.

U.S. Federal Income Tax Considerations

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

To comply with Internal Revenue Service Circular 230, readers are hereby notified that any discussion of federal tax issues in this report is not intended or written by the Company to be used, and cannot be used by any person or entity (A) for the purpose of avoiding penalties that may be imposed on any taxpayer under the Internal Revenue Code or (B) in connection with the promotion or marketing to another party any transactions or matters addressed herein.

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

We were not a PFIC for the fiscal year ended December 31, 2006. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and fulfill the obligations with respect to such requirements by filing reports with the SEC. You may read and copy any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Certain of our SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, all corporate documents are available for review at our headquarters, 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm, as well as reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each such quarter. We have received an exemption from the NASDAQ Stock Market, Inc. from the requirement to distribute an annual report to our shareholders, but we have undertaken to post a copy of our annual report on Form 20-F on our website, www.rittech.com, after filing it with the SEC.

10.I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate most of our revenues in U.S. dollars and Euros and incur a portion of our expenses in NIS. To date, we are not engaged in any hedging transactions and/or derivative financial instruments. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.

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

Our management evaluated, with the participation of our Chief Executive Officer and Vice President Finance, the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006. Based upon this evaluation, our Chief Executive Officer and Vice President Finance have concluded that, as of December 31, 2006, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and timely reported as provided in the SEC’s rules and forms and is accumulated and communicated to our management, including our Chief Executive Officer and Vice President Finance, by others within the Company, as appropriate to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting during the year ended December 31, 2006, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Israel Frieder is an audit committee financial expert, as defined by applicable SEC regulations. Mr. Frieder is “independent,” as that term is defined under NASDAQ’s rules.

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

	2005	2006

Audit Fees billed	$95,655	$121,932
Audit-Related Fees	-	-
Tax Fees	5,000	5,000
All Other Fees	4,810	-

Total	105,465	126,932

(1)	Audit fees consist of services that have been provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide. This included audit of our annual financial statements, review of our quarterly financial results, consultations on various accounting issues and performance of local statutory audits.

(2)	Audit-related fees relate to assurance and associated services that are performed by the independent accountant, including: attest services that are not required by statute or regulation; accounting consultation; and consultation concerning financial accounting and reporting standards.

(3)	Tax fees relate to services performed by the tax division for tax compliance, planning and advice.

The audit committee of our board of directors approves all audit, audit-related, tax and other services to be provided by KPMG prior to any engagement.

ITEM 16D.	EXEMPTIONS FROM LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2005 and 2006	F-3

Consolidated Statements of Operations for the Years
ended December 31, 2004, 2005 and 2006	F-4

Statements of Changes in Shareholders' Equity and Comprehensive
Income (Loss) for the Years ended December 31, 2004, 2005 and 2006	F-5

Consolidated Statements of Cash Flows for the Years
ended December 31, 2004, 2005 and 2006	F-6

Notes to the Consolidated Financial Statements	F-7

ITEM 19.	EXHIBITS

(b)	List of Exhibits

1.1	Memorandum of Association.*

1.2	Articles of Association.*******

2.1	Form of Share Certificate Representing Ordinary Shares.**

4.1	Lease agreements with related parties and executive summaries thereof.***

4.2	RiT Technologies Ltd. 2003 Share Option Plan **** and Amendment No. 1 thereto.

4.3	Purchase Agreement, dated as of June 16, 2004, by and among the Registrant and the investors set forth on the signature pages thereto.*****

4.4	Registration Rights Agreement, dated as of July 26, 2004, by and among the Registrant and the investors named in the Purchase Agreement dated as of June 16, 2004.*****

4.5	Form of Warrant issued on July 26, 2004.*****

8.1	List of Subsidiaries. ******

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Vice President Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Vice President Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Somekh, Chaikin, Independent Registered Public Accounting Firm.

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
****** Incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F for the year ended December 31, 2004.
******* Incorporated by reference to the Registrant’s Registration Statement on Form 6-K filed on March 8, 2006 (File No. 0-29360).

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD. By: /s/ Doron Zinger —————————————— Doron Zinger President and Chief Executive Officer

March 29, 2007

RiT Technologies Ltd. and its
Consolidated Subsidiaries

Financial Statements

December 31, 2006

RiT Technologies Ltd. and Subsidiaries

Consolidated Financial Statements as of December 31, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and Subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RiT Technologies Ltd. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2T to the consolidated financial statements, the Company changed its method of quantifying errors in 2006.

As discussed in Note 2N to the consolidated financial statements, effective January 1, 2006, the Company adopted Financial Accounting Standards Board Statement 123R “Share-Based Payment.”

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel, March 29, 2007

F – 2

RiT Technologies Ltd. and Subsidiaries

Consolidated Balance Sheets

	December 31

	2006	2005

	US$ (in thousands)	US$ (in thousands)

Assets
Current Assets (Note 8A)
Cash and cash equivalents	6,515	7,222
Marketable securities	-	506
Trade receivables, net	4,485	4,725
Other current assets	474	741
Inventories	7,567	5,101

Total Current Assets	19,041	18,295

Other Assets
Assets held for severance benefits (Note 4)	1,919	1,751

Property and Equipment (Note 3)
Cost	2,942	2,544
Less - accumulated depreciation	2,141	1,875

	801	669

Total Assets	21,761	20,715

Liabilities and Shareholders’ Equity
Current Liabilities
Trade payables	6,107	3,270
Other payables and accrued liabilities (Note 8A6)	2,088	2,680

Total Current Liabilities	8,195	5,950

Liability in respect of employees’ severance benefits (Note 4)	2,398	2,253

Total Liabilities	10,593	8,203

Commitments and Contingencies (Note 5)

Shareholders’ Equity (Note 6)
Share capital*	388	383
Treasury Stock	(27)	(27)
Additional paid-in capital	32,127	31,335
Accumulated other comprehensive loss	-	(39)
Accumulated deficit	(21,320)	(19,140)

Total Shareholders’ Equity	11,168	12,512

Total Liabilities and Shareholders’ Equity	21,761	20,715

*	Ordinary Shares – NIS 0.1 par value

Authorized shares: 39,979,990 as of December 31, 2006 and 2005; issued 14,658,573 and 14,427,074 as of December 31, 2006 and 2005 respectively (including 17,000 of which are held by a subsidiary) and outstanding 14,641,573 and 14,410,074 as of December 31, 2006 and 2005, respectively.

Deferred Shares – NIS 0.1 par value

Authorized shares: 20,230, issued and outstanding 17,030 shares as of December 31, 2006 and 2005.

Director	President and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

F – 3

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31

	2006	2005	2004

	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Sales (Notes 8B1)	25,092	27,852	18,427

Cost of sales (Note 5A and 8B2)	12,942	12,923	10,066

Gross profit	12,150	14,929	8,361

Operating expenses:

Research and development, gross	4,325	4,212	3,767
Less – royalty-bearing participation (Note 5A)	(128)	(119)	(286)

Research and development, net	4,197	4,093	3,481

Sales and marketing	7,735	7,624	6,165

General and administrative	2,177	2,007	1,719

Total operating expenses	14,109	13,724	11,365

Operating income (loss)	(1,959)	1,205	(3,004)

Financing income, net (Note 8B3)	237	198	29

Taxes on income (Note 7)	-	-	-

Net income (loss) for the year	(1,722)	1,403	(2,975)

Net income (loss) per share (Note 2Q):
Basic net income (loss) per ordinary share (US$)	(0.12)	0.10	(0.27)

Diluted net income (loss) per ordinary share (US$)	(0.12)	0.09	(0.27)

Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	14,628,856	14,288,900	11,174,865

Weighted average number of ordinary shares used to compute diluted net income (loss) per ordinary share	14,628,856	15,459,384	11,174,865

The accompanying notes are an integral part of the consolidated financial statements.

F – 4

RiT Technologies Ltd.
and Subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

	Share capital							Accumulated other comprehensive income (loss)

	Deferred shares	Ordinary shares	Treasury Stock	Deferred shares	Ordinary shares	Treasury Stock	Additional paid-in capital		Accumulated deficit	Total

	(Note 6A)	(Note 6A)	(Note 6A)	US$	US$	US$	US$	US$	US$	US$

	Number of shares			(in thousands)	(in thousands)	(in thousands)	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Balance as of January 1, 2004	17,030	8,910,352	17,000	*	260	(27)	23,928	15	(17,568)	6,608

Changes during 2004
Issuance of shares and warrants, net of US$ 372 thousand issue expenses	-	5,064,129	-	-	113	-	6,606	-	-	6,719
Exercise of options	-	2,000	-	-	*	-	2	-	-	2
Exercise of warrants	-	42,858	-	-	1	-	74	-	-	75

Net loss for the year	-	-	-	-	-	-	-	-	(2,975)	(2,975)
Net unrealized change on available for sale securities	-	-	-	-	-	-	-	(29)	-	(29)

Total comprehensive loss	-	-	-	-	-	-	-	-	-	(3,004)

Balance as of December 31, 2004	17,030	14,019,339	17,000	*	374	(27)	30,610	(14)	(20,543)	10,400

Changes during 2005
Exercise of options	-	283,592	-	-	7	-	540	-	-	547
Exercise of warrants	-	107,143	-	-	2	-	185	-	-	187

Net income for the year	-	-	-	-	-	-	-	-	1,403	1,403
Net unrealized change on available for sale securities	-	-	-	-	-	-	-	(25)	-	(25)

Total comprehensive income	-	-	-	-	-	-	-	-	-	1,378

Balance as of December 31, 2005	17,030	14,410,074	17,000	*	383	(27)	31,335	(39)	(19,140)	12,512
Transition adjustment from applying SAB 108 (**)	-	-	-	-	-	-	-	-	(458)	(458)

Adjusted balance as of December 31, 2005	17,030	14,410,074	17,000	*	383	(27)	31,335	(39)	19,598	12,054

Changes during 2006
Exercise of options	-	231,499	-	-	5	-	292	-	-	297
Stock compensation expense	-	-	-	-	-	-	500	-	-	500
Net loss for the year	-	-	-	-	-	-	-	-	(1,722)	(1,722)
Net realized change on available for sale securities	-	-	-	-	-	-	-	39	-	39

Total comprehensive income	-	-	-	-	-	-	-	-	-	(1,683)

Balance as of December 31, 2006	17,030	14,641,573	17,000	*	388	(27)	32,127	-	(21,320)	11,168

*	An amount less than US$ 1 thousand

**	See Note 2T.

The accompanying notes are an integral part of the consolidated financial statements.

F – 5

RiT Technologies Ltd.
and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31

	2006	2005	2004

	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Net income (loss) for the year	(1,722)	1,403	(2,975)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Allowance for doubtful accounts	(116)	(4)	(272)
Severance pay benefits, net	(23)	11	(44)
Net realized loss on marketable securities	26	-	-
Depreciation	266	180	190
Stock compensation expense	500	-	-

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables	356	(345)	(734)
Decrease (increase) in other current assets	(191)	275	(250)
Decrease (increase) in inventories	(2,466)	1,447	(1,788)
Increase (decrease) in accounts payable and accruals:
Trade	2,921	(1,672)	1,635
Other *	(592)	255	273

Net cash provided by (used for) operating activities	(1,041)	1,550	(3,965)

Investing
Proceeds from sale of marketable securities	519	-	-
Purchase of property and equipment *	(482)	(368)	(239)

Net cash provided by (used for) investing activities	37	(368)	(239)

Financing
Short-term bank credits, net	-	(2,467)	1,621
Proceeds from issuance of shares and warrants, net	-	-	6,719
Proceeds from exercise of options	297	547	2
Proceeds from exercise of warrants	-	187	75

Net cash provided by (used for) financing activities	297	(1,733)	8,417

Net increase (decrease) in cash and cash equivalents	(707)	(551)	4,213
Cash and cash equivalents, beginning of year	7,222	7,773	3,560

Cash and cash equivalents, end of year	6,515	7,222	7,773

Non cash investing activities:
Purchase of property and equipment *	37	121	50

Cash paid during the year for:
Interest	52	22	85

*	Prior year amounts have been revised due to corrections of immaterial errors.

The accompanying notes are an integral part of the consolidated financial statements.

F – 6

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 1 –	General

RiT Technologies Ltd. (the “Company” or “RiT”), an Israeli company, which was incorporated and commenced operations in 1989, pioneered the development of intelligent physical layer solutions, designed to provide superior control, utilization and maintenance of networks. In the enterprise market, RiT’s solutions are designed to help customers to maximize control and maintenance efficiency and reduce an enterprise’s network infrastructure ownership costs. In the carrier market, the Company’s solutions enable reliable mass verification and qualification by telcos.

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

The financial statements are presented in accordance with US GAAP.

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured as follows:

-	Monetary items – at the current exchange rate at balance sheet date.

-	Non–monetary items – at historical exchange rates.

-	Income and expenditure items – at the current exchange rate as of date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations when they arise.

Amounts in the financial statements representing the dollar equivalents of balances denominated in other currencies do not necessarily represent their real or economic value and they may not necessarily be exchangeable for dollars.

F – 7

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 –	Significant Accounting Policies (cont’d)

B.	Estimates and assumptions in the financial statements

The preparation of the financial statements in conformity with United States generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may vary from these estimates.

These are management’s best estimates based on experience and historical data. Actual results, however, may vary from these estimates.

C.	Principles of consolidation

The consolidated financial statements include those of the Company and its subsidiaries, all of which are wholly-owned. All intercompany transactions and balances were eliminated in consolidation.

D.	Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

E.	Marketable securities

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”), the Company has classified all its marketable securities as available for sale. Such marketable securities are stated at market value.

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

F – 8

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 –	Significant Accounting Policies (cont’d)

	E.	Marketable securities (cont’d)

All of the Company’s marketable securities matured in June 2006.

The following table shows the gross unrealized losses and fair value of the Company’s investments in marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

As of December 31, 2005:

	Less than 12 months		12 months or Greater
						Total unrealized losses
	Fair value	Unrealized losses	Fair value	Unrealized losses	Total fair value

	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Corporate fixed rate bonds	-	-	506	(39)	506	(39)

Total	-	-	506	(39)	506	(39)

See also Note 8(A)2.

F.	Allowance for doubtful accounts

Accounts receivable are recorded at cost, less related allowance for doubtful accounts receivable. Management considers current information and events regarding customers’ ability to repay their obligations and judge accounts receivable to be impaired when it is probable that the Company will not be able to collect all amounts due.

The balance sheet allowance for doubtful accounts for all periods through December 31, 2006 is determined as a specific amount for those accounts, the non-collection of which is probable.

G.	Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined as follows:

Raw materials – on the “moving average” basis.

Work in process and finished products:

Costs in inventory include direct materials, labor and overhead incurred.

Labor and overhead – on the basis of actual manufacturing costs.

Inventory write-downs are provided to cover technological obsolescence, excess inventories, discontinued products and market prices lower than cost.

F – 9

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 –	Significant Accounting Policies (cont’d)

	H.	Assets held for severance benefits

Assets held for employees severance benefits represent mainly cash surrender managers’ insurance policies that are recorded at their current redemption value.

	I.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repair expenses are charged to operations as incurred.

Depreciation is recorded using the straight-line method based on the estimated useful lives of the assets, and commences once the assets are ready for their intended use.

Annual rates of depreciation are as follows:

%

Research and development equipment	25
Manufacturing equipment	15 – 20
Office furniture and equipment	7 – 33
Leasehold improvements	*

* Over the shorter of the relevant lease period or their useful lives (mainly at 25%)

J.	Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection of the resulting receivable is reasonably assured.

Most of the Company’s sales are sold through distributors, OEM partners, as well as through value added resellers, system integrators and installers. These distributions channels are the Company’s end users and therefore sales occur when products are sold to these channels.

The Company applies the guidance in Emerging Issues Task Force (EITF) 00-21 to determine if the contract or arrangement contains more than one unit of accounting and, if applicable, the allocation of arrangement consideration to such units of accounting.

When the sale arrangement includes customer acceptance provisions, revenue is not recognized before it is demonstrated that the criteria specified in the acceptance provisions have been satisfied.

The Company does not, in the normal course of business, provide a right of return to any of its customers.

F – 10

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 –	Significant Accounting Policies (cont’d)

	K.	Research and development costs

Research and development costs are charged to the statements of operations as incurred.

	L.	Government grants

When the Government of Israel has approved a grant for research and development (see Note 5A) the grants are recognized as receivables as and when the related research and development costs are incurred.

The grants are reflected as a reduction of research and development expenses. Royalty expenses, in respect of such grants are classified as part of cost of sales.

	M.	Allowance for product warranty

It is the Company’s policy to grant a warranty for certain products. The balance sheet provision for warranties for all periods through December 31, 2006 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

The following are the changes in liability for product warranty:

US$ (in thousands)

Balance at December 31, 2004	126
Warranties for systems sold	277
Lapsed warranties and change of estimate	(121)
Lapsed warranties and change of estimate relating to systems sold during 2005	(186)
Warranty costs incurred (actual warranty claims)	(8)

Balance at December 31, 2005	88
Warranties for systems sold	86
Lapsed warranties and change of estimate related to systems sold before 2006	(78)
Lapsed warranties and change of estimate related to systems sold during 2006	(16)
Warranty costs incurred (actual warranty claims)	(20)

Balance at December 31, 2006	60

N.	Stock option plans

At December 31, 2006, the Company has several employee compensation plans, which are described more fully in Note 6. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations as permitted by Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Effective January 1, 2006, the Company adopted the fair value recognition method in SFAS 123R, Share-Based Payment using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement 123R. Results for prior periods have not been restated.

F – 11

RiT Technologies Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 –	Significant Accounting Policies (cont’d)

N.	Stock option plans (cont’d)

Certain of the Company’s option awards are generally subject to graded vesting over a service period. In those cases, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The Company applies the fair value-based method of accounting set forth in Statement 123 and EITF Issue No. 96–18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services” to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees since the options are fully vested.

As a result of adopting Statement 123R on January 1, 2006, the Company’s net loss for the year ended December 31, 2006 is higher than if it had continued to account for share-based compensation under APB 25. Basic and diluted loss per share for the year ended December 31, 2006 would have been $ 0.08 if the Company had not adopted SFAS 123R, compared to reported basic and diluted loss per share of $ 0.10.

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of Statement 123 to options granted under the Company’s stock option plans in all periods presented. For purposes of this pro forma disclosure, the value of the options is estimated using a Black-Scholes option-pricing model and is amortized to expense over the options’ vesting period.

		Year ended December 31

		2005	2004

		US$ (in thousands)	US$ (in thousands)

Net income (loss) as reported		1,403	(2,975)
Add:	Stock-based employees compensation expense included in reported net income (loss), net of related tax effects	-	-

Deduct:	Total stock-based employees compensation expenses under fair value based method for all awards, net of related tax effects	(498)	(407)

Net income (loss) - pro forma		905	(3,382)

Basic net income (loss) per share as reported (US$)		0.10	(0.27)

Diluted net income (loss) per share as reported (US$)		0.09	(0.27)

Pro forma basic and diluted net income (loss) per share (US$)		0.06	(0.30)

F – 12

RiT Technologies Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 –	Significant Accounting Policies (cont’d)

N.	Stock option plans (cont’d)

The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following assumptions:

1.	The current price of the share is the fair market value of such shares at the date of issuance.

2.	Dividend yield of zero percent for all relevant periods.

3.	Risk free interest rates are as follows:

Year ended December 31%

2006	4.80
2005	4.37
2004	3.63

4.	Expected lives of 1-4 years (mainly 4 years as of the date of the grant) for each option granted.

5.	Expected volatility of 79% for the year ended December 31, 2006 (85.6% and 87.2% for the years ended December 31, 2005 and 2004, respectively).

Pro forma disclosures for the year ended December 31, 2006 are not presented because share-based compensation was accounted for under SFAS No. 123(R)’s fair-value method during this period.

The exercise price for options granted to employees is generally at not less than the fair value of the Company’s ordinary shares at the date of grant.

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

F – 13

RiT Technologies Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 –	Significant Accounting Policies (cont’d)

P.	Deferred income taxes

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

Q.	Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income (loss) per share reflects the effect of ordinary shares issuable upon exercise of stock options and warrants. The common stock equivalent of anti-dilutive securities (as of December 31, 2006 –1,216,233 stock options and 1,116,031 warrants; as of December 31, 2005 – 403,785 stock options and no warrants; as of December 31, 2004 - 2,197,033 stock options and 1,223,174 warrants) is not included in the computation of diluted earnings (loss) per share.

R.	Information about geographical areas

Disclosure about segments of an enterprise and related information requires the disclosure of information about geographical areas. Company sales as reported to management are divided into geographical areas based on the location of customers. This information is provided in Note 8B1.

S.	Treasury Shares

Holdings of the Company’s shares by a consolidated subsidiary are presented as treasury stock, and are excluded from the calculation of income (loss) per share.

T.	Staff Accounting Bulletin No. 108

The Company’s previous accounting policy with regards to quantification and evaluation of misstatements was based on the rollover method. Accordingly, the Company assessed misstatements primarily from an income statement perspective.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements”. SAB 108 addresses the process and diversity in practice of quantifying financial misstatements resulting in the potential build-up of improper amounts on the balance sheet. The SEC Staff believes registrants must quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. Adjustments made under this pronouncement are reflected in the opening balance of shareholders’ equity in the year of adoption. The SAB allows for the adjustment to be made through a cumulative effect transition. SAB 108 is applied for the year ended December 31, 2006.

F – 14

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 2 –	Significant Accounting Policies (cont’d)

The Company assessed the impact of SAB 108 on its consolidated financial statements, and has determined that errors relating to non-refundable tax advances payments that had been recorded as other receivables and which were deemed to be immaterial under the Company’s previous error assessment methodology, were material in 2006 under the dual method provisions of SAB 108. The error resulted from the inadvertent recording of such non-refundable tax advance as other receivables on the balance sheet rather than as a charge to the statements of operations. In accordance with SAB 108, the Company has adjusted its opening accumulated deficit as at January 1, 2006 with respect to these tax advance payments that previously have been recorded in other receivables at the amount of US$ 458 thousand and eliminated the balance in other receivables.

	U.	Recently Enacted Accounting Pronouncements

	1.	FIN 48 – Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - An Interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

	2.	SFAS 157 - Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes in current practice resulting from the application of the Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value remeasurement. The statement is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe that the adoption of the provisions of SFAS 157 will have a material impact on its consolidated financial position and results of operations.

3.

In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

	V.	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications did not have any impact on the Company’s shareholders’ equity or net income (loss).

F – 15

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 3 –	Property and Equipment

Property and equipment, net, consist of the following:

	December 31

	2006	2005

	US$ (in thousands)	US$ (in thousands)

Cost
Research and development equipment	1,001	755
Manufacturing equipment	459	407
Office furniture and equipment	1,249	1,152
Leasehold improvements	233	230

	2,942	2,544

Less accumulated depreciation
Research and development equipment	674	586
Manufacturing equipment	361	323
Office furniture and equipment	913	783
Leasehold improvements	193	183

	2,141	1,875

	801	669

Depreciation expense for the years ended December 31, 2006, 2005 and 2004 was $ 266 thousand, $ 180 thousand and $ 190 thousand, respectively.

Note 4 –	Liability In Respect of Employees’ Severance Benefits

Under Israeli law and labor agreements, the Company is required to make severance payments to dismissed employees and those leaving the Company in certain other circumstances. The Company’s severance pay liability to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee’s employment, is reflected by the balance sheet accrual and classified as a long-term liability. The Company partially funds this liability by the purchase of managers’ insurance policies. The current redemption value of such insurance policies is included in the balance sheet as assets held for severance benefits.

Severance pay expense for the years ended December 31, 2006, 2005 and 2004 was US$ 630 thousand, US$ 479 thousand and US$ 462 thousand, respectively.

F – 16

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 5 –	Commitments and Contingencies

	A.	Royalty commitments

The Company is obligated to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) on revenues from product sales, where the research and development in respect of these products was undertaken with royalty bearing participations (“grants”) from the OCS.

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

Royalties are payable from the commencement of sales of each of these products until the cumulative amount of the royalties paid equals 100% of the dollar-linked amounts of the grants received, plus interest at the LIBOR rate.

As of December 31, 2006, total grants received, net of royalties paid or accrued, including interest to date at the above rate, amounted to approximately US$ 1,100 thousand.

Royalties expenses to the OCS are classified as part of cost of sales (see Note 8B2).

	B.	Lease commitments

	1.	Premises occupied by the Company and the US subsidiary are rented under various operating leases with related parties (see Note 9) and others.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha’ayin expire in December 2009 and June 2008, respectively. The lease agreement for the premises in New Jersey is month-to-month and can be terminated upon 30 days notice. The lease agreement for the representative office in Beijing, China, expires in December 2007. The lease agreement for the representative office in Moscow expires in March 2007. Minimum future rental payments due under the above leases (except for New Jersey), at rates in effect on December 31, 2006, assuming no options are exercised, are as follows:

Year ending December 31	US$ (in thousands)

2007	506
2008	487
2009	469

1,462

Part of the lease agreements in Israel are secured by a bank guarantee in the amount of US$ 21 thousand.

Lease expense was US$ 574 thousand, US$ 543 thousand and US$ 565 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

F – 17

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2006

Note 5 –	Commitments and Contingencies (cont’d)

	B.	Lease commitments (cont’d)

2.

The Company has enters into several operating leases in respect of motor vehicles. These lease agreements expire on various dates from 2006 to 2009. Minimum future lease payments due under the above leases on December 31, 2006, assuming no options are exercised, are as follows:

Year ending December 31	US$ (in thousands)

2007	396
2008	286
2009	77

759

Lease expense was US$ 422 thousand, US$ 379 thousand and US$ 359 thousand for the years ended December 31, 2006, 2005 and 2004, respectively.

C.	Other commitments

As of December 31, 2006, bank guarantees in the amount of US$ 81 thousand have been issued, mostly for customs duty on importation.

D.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash investments, marketable securities and trade accounts receivable.

Cash and cash equivalents are deposited with major financial institutions in Israel and in the United States.

Marketable securities consisted of corporate bonds in US dollars held by the Company until June 2006.

The Company grants credit to customers without generally requiring collateral or security. The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with trade receivables is reduced by The Israeli Credit Insurance Company (ICIC), the large number and geographical dispersion of the Company’s customer base.

On significant carrier sales and on sales in areas where there is a risk of collection, the Company secures the payment by customer bank guarantee (L.C.)

See also Note 8B1 for concentration of sale risks.

F – 18

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2006

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

Note 6 –	Shareholders’ Equity

	A.	Share capital

Composed as follows:

	December 31, 2006			December 31, 2005

	Issued	Outstanding	Authorized	Issued	Outstanding	Authorized

	Number of shares			Number of shares

Ordinary Shares of NIS 0.1 par value (1)	14,658,573	14,641,573	39,979,770	14,427,074	14,410,074	39,979,770

Deferred Shares of NIS 0.1 par value (2)	17,030	-	20,230	17,030	-	20,230

The Company’s Ordinary shares are traded in the United States on the over the counter market and are listed on the NASDAQ Small Cap Market.

(1)	(a)	Ordinary shares confer all rights to their holders.

	(b)	Including 17,000 of which are held by a subsidiary, and classified as Treasury Stock.

(2)		Deferred shares confer only the right to par value upon liquidation. The deferred shares are non-voting and non-participatory.

F – 19

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2006

Note 6 –	Shareholders’ Equity (cont’d)

	B.	Share options

	1.	RiT Technologies Ltd. 2003 Option Plan

On July 20, 2003, the Board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan (“The 2003 Plan”), pursuant to which an aggregate of 2,736,666 Ordinary shares of the Company have been reserved for the grant of options under the 2003 Plan together with the former Key Employee Share Incentive Plan (1996) and the Directors Share Incentive Plan.

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

On February 1, 2006, the Board of Directors of the Company resolved to reserve 500,000 additional shares for the grant of options under the 2003 Plan. The resolution was ratified by the shareholders at the Annual Shareholders’ Meeting on April 5, 2006.

As of December 31, 2006, the number of options granted under the 2003 Plan is 2,320,675 options and the number of options outstanding under the 2003 Plan 1,462,104 options.

	2.	RiT Technologies Inc. Employee Stock Option Plan

In May 1999, the Board of Directors of the Company adopted RiT Technologies Inc. Employee Stock Option Plan (the “RiT Inc. Plan”) pursuant to which 86,000 options to purchase shares of nominal value of New Israeli Shekels (“NIS”) 0.1 of the parent were allocated for the employee share option plan.

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

F – 20

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2006

Note 6 –	Shareholders’ Equity (cont’d)

	B.	Share options (cont’d)

	2.	RiT Technologies Inc. Employee Stock Option Plan (cont’d)

The RiT Inc. plan shall expire after 10 years from the date of grant or five years from the date of grant for individuals who own stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or the parent. These options vests annually in equal amounts over a period of 3-4 years.

In January and October 2001, the Board of Directors resolved to reserve additional options to purchase ordinary shares in the amount of 50,000 and 80,000 respectively, for use in the RiT Technologies Inc. Employee Stock Plan.

As of December 31, 2006, the number of options granted under the RiT Inc. Plan is 319,000 options and the number of options outstanding under the RiT Inc. is 108,829 options.

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

Commencing the adoption the Company’s 2003 Plan, the Company ceased to grant options under the Directors Plan. As of December 31, 2006 the number of options outstanding under the Directors plan is 60,000 options.

F – 21

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 6 –	Shareholders’ Equity (cont’d)

	B.	Share options (cont’d)

	4.	Stock Options granted under the Employee’s and Non-employee’s Share Option Plans are as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value

		US$	US$

Options unexercised as of January 1, 2004	2,407,991

Granted	461,000	2.12	1.21
Exercised	(2,000)	1.12	0.74
Expired	(333,000)	2.52	1.70
Forfeited	(336,958)	2.31	1.56

Options unexercised as of December 31, 2004	2,197,033

Granted	323,000	2.66	1.27
Exercised	(283,592)	1.85	1.31
Expired	(60,000)	7.06	5.13
Forfeited	(71,742)	2.53	1.42

Options unexercised as of December 31, 2005	2,104,699

Granted	563,300	1.56	0.81
Exercised	(231,499)	1.28	0.89
Expired	(456,691)	2.03	0.86
Forfeited	(348,876)	2.19	0.81

Options unexercised as of December 31, 2006	1,630,933

The exercise price of the options under the various stock option plans were granted at or greater than market value. Accordingly, no compensation expense was previously recognized under APB 25. As a result of adopting SFAS 123(R) on January 1, 2006, compensation expense was recorded for periods subsequent thereto. Total cost of share-based payments in the amount of approximately $ 500 thousand was recognized in the statement of operation in 2006.

Total compensation cost related to option awards not yet recognized amount to $ 673 thousand and will be recognized in the statement of operations during fiscal years 2007 – 2009.

F – 22

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 6 –	Shareholders’ Equity (cont’d)

	B.	Share options (cont’d)

	4.	Stock Options granted under the Employee’s and Non-employee’s Share Option Plans are as follows: (cont’d)

The following table summarizes information about stock options outstanding as of December 31, 2006:

	Options outstanding			Option exercisable

Rates of exercise prices in US$	Number of shares unexercised as of December 31 2006	Weighted average remaining contractual life	Average exercise price	Number of exercisable shares as of December 31 2006	Average exercise price

		In years	US$		US$

1.11 - 1.60	695,533	5.8	1.26	573,200	1.27
1.61 - 1.88	457,400	8.78	1.85	49,000	1.77
2.05 - 2.75	290,000	7.84	2.57	108,666	2.54
2.82	150,000	7.88	2.82	100,000	2.82
3.15	28,000	8.49	3.15	9,334	3.15
3.69	6,000	4.21	3.69	6,000	3.69
7.38	4,000	3.25	7.38	4,000	7.38

	1,630,933			850,200

At year-end 2006, options with an average exercise price of US$ 2.56 were exercisable for 850,200 shares (at year-end 2005, options with an average exercise price of US$ 1.92 were exercisable for 1,205,533 shares).

Weighted average exercise price for the options outstanding in 2006 and 2005 was US$ 1.86 and US$ 1.87, respectively.

Weighted average of the remaining contractual life for the outstanding options in 2006 was 7.2 in years and the intrinsic value as of December 31, 2006 is 0.

A summary of the status of the Company nonvested shares as of December 31, 2005 and changes during the year ended December 31, 2006 is presented below:

Nonvested shares	Shares	Weighted Average grant Date Fair value

Nonvested at January 1, 2006	899,166	1.91
Granted	563,300	0.81
Vested	589,833	1.90
Forfeited	(91,900)	2.20

Nonvested at December 31, 2006	780,733

F – 23

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 6 –	Shareholders’ Equity (cont’d)

	B.	Share options (cont’d)

	5.	Options to non-employees

The Company applies the fair value-based method of accounting set forth in SFAS 123R to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees since the options are fully vested. The Company granted total of 14,500 options during the years 2003-2006. Such options granted to non-employees were granted as part of the 2003 Plan.

	C.	Warrants to investors

As part of an agreement for a private placement signed on June 21, 2004, the Company issued to the investors warrants to purchase up to 1,266,032 Ordinary shares at an exercise price of US$ 1.75 per share. The warrants are exercisable for five years from the date of closing of the Private Placement. As of December 31, 2006, 150,001 of these warrants had been exercised.

The Company’s agreement with the investors calls for registration of the shares and keeping a registration statement effective through July 2009. If sales cannot be made pursuant to the registration statement, the Company will be required to pay liquidation charges equal to 1.5% of the aggregate amount invested per month. There is no limitation to the maximum potential consideration to be transferred.

The Company accounted for the issuance of warrants as an equity transaction, and separately evaluated the potential for liability for liquidated damages under the free standing registration right agreement (“RRA”) based on the guidance in SFAS No. 5. At the date of issuance, the Company believed that the likelihood of achieving effectiveness of a registration statement, and maintaining its effectiveness in accordance with the RRA, was and would continue to be highly probable. The Company believes it is highly probable it will maintain effectiveness of the registration statement as required under the RRA, and that no penalties for non-performance under the RRA (i.e. liquidated damages) will arise. Accordingly, no accrual for such is recorded. The Company’s treatment is consistent with the guidance in FSP EITF 00-19-2 Accounting for Registration Payment Arrangements.

	D.	Dividends

Dividends may be paid by the Company only out of the Israeli Company’s earnings and other surpluses as calculated in Israeli currency and as defined in the Israeli Companies Law as at the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher. Such dividends will be declared and paid in NIS. There are no restrictions on the ability of the US subsidiary to transfer funds to its parent, and there are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends.

The distribution of cash dividends out of retained earnings as of December 31, 2006, would subject the Company to a 25% tax in respect of the income from which it was distributed, according to the terms of the tax exemption due to its “approved enterprise” status, as explained in Note 7B.

The Company has decided not to distribute the said tax exempt income as dividends. In the event of dividend distribution as above, the said tax amount would be charged as an expense in the statement of operations.

See also Note 7B1(b).

F – 24

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 7 –	Taxes on Income

	A.	Israel tax reform

As of January 1, 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.

	B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”)

	1.	Rates

	(a)	Pursuant to the above Law the Company is entitled to tax benefits relating to investments in “Approved Enterprises” in accordance with letters of approval received.

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

(b)

In the event of distribution by the Company of a cash dividend out of retained earnings which were taxed at a zero rate due to the “Approved Enterprise” status, the Company would be subjected to 25% corporate tax on the amount distributed, and the recipients would have to pay 15% tax (to be withheld at source) on the amounts of such distribution received by them.

The Company has no intention to pay a dividend in the foreseeable future and, additionally, there is a tax strategy available whereby a distribution in liquidation will not create additional taxes for the Company.

(c)

Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rate - 31% for the tax year ended December 31, 2006. Due to carryforwards tax loss the Company does not anticipate any taxable income from such sources.

(d)

On July 25, 2005 the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005 (hereinafter – Amendment 147). The Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Real capital gains are subject to tax of 25%. These rates are used in the computation of the gross deferred tax assets.

F – 25

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 7 –	Taxes on Income (cont’d)

	B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”) (cont’d)

	2.	Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years, in respect of property and equipment of an “Approved Enterprise”. The Company has not utilized this benefit to date.

	3.	Conditions for entitlement to the benefits

Entitlement to the benefits of the Company’s “Approved Enterprise” status is dependent upon the Company complying with the conditions stipulated by the Law and the regulations published thereunder, as well as the criteria set forth in the approval for the specific investment in the Company’s “Approved Enterprise”.

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

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

(a)

Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Audit of such eligibility will be the responsibility of the Income Tax Authorities and would occur as part of the income tax audit. Request for pre-ruling is possible.

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

F – 26

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 7 –	Taxes on Income (cont’d)

	B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”) (cont’d)

	4.	Changes to the Law (cont’d)

(e)

For an expansion, a company is required to invest within three years the higher of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

The amendments to the Law do not retroactively apply for investment programs having an Approved Enterprise approval certificate from the Investment Center issued up to December 31, 2004. Therefore, the amendments do not impact an existing Approved Enterprise which received written approval. The new tax regime shall apply for a new Approved Enterprise and for an Approved Enterprise expansion for which the first year of benefits is 2004 and thereafter. The Company has not applied for approvals pursuant to the amended law.

	C.	Measurement of results for tax purposes under the Income Tax Inflationary Adjustments Law (“the Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, the Company’s results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index.

	D.	Tax benefits under the Law for Encouragement of Industry (Taxation), 1969

The Company believes that it currently qualifies as an “Industrial Company” under the above Law.

As such it is entitled to certain tax benefits, mainly the right to deduct share issuance costs for tax purposes in the event of a public offering, and the amortization of know-how acquired from a third party. The Company utilizes certain such provisions in its tax filings.

	E.	Tax assessment and carryforwards tax loss

The Company has not received final tax assessments since incorporation. In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2001 tax year can be regarded as final. No final tax assessments have been received by the subsidiary company.

The Company’s Israeli tax loss carryforwards are approximately US$ 20,445 thousand as of December 31, 2006. The Company’s Israeli tax loss carryforwards may be utilized indefinitely against future taxable income.

The US subsidiary is taxed under the United States Federal and State tax rules. The US subsidiary’s tax loss carryforwards amounted to approximately US$ 4,765 thousand as of December 31, 2006. Such losses are available to offset any future US taxable income of the US subsidiary and will expire in the years 2008 - 2025.

F – 27

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 7 –	Taxes on Income (cont’d)

	F.	Deferred taxes

Deferred Taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	December 31

	2006	2005

	US$ (in thousands)	US$ (in thousands)

Deferred tax assets:
Allowance for doubtful accounts	90	131
Severance pay	119	126
Vacation pay	177	189
Research and development	126	*** 122
Losses carried forward	6,614	*** 6,398

Total gross deferred tax assets	7,126	*** 6,966

Valuation allowance	(7,126)	***(6,966)

Net deferred tax assets	-	-

***     Prior year amounts have been revised due to corrections of immaterial errors

The net change in valuation allowance for each of the years ended December 31, 2006 and 2005, was an increase of $ 160 thousand and decrease of $ 450 thousand, respectively.

Deferred tax assets for future benefits are included where their realization is more likely than not. Because of history of taxable losses, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets. As such, the Company has recorded a full valuation allowance in regard of all its tax loss carryforwards as well as for other deductible temporary differences at December 31, 2006 and 2005.

F – 28

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 7 –	Taxes on Income (cont’d)

G.	Reconciliation of the theoretical tax expense and the actual tax expense
The components of net income/loss before taxes are as follows:

	Year ended December 31

	2006	2005	2004

	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Israel	(2,312)	1,326	(3,287)
Other	590	77	312

Net income (loss) before taxes	(1,722)	1,403	(2,975)

A reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate of 31% for the year ended December 31, 2006, 34% for the year ended December 31, 2005 and 35% for the year ended December 31, 2004, applicable to income of companies in Israel, and the actual tax expense, is as follows:

	Year ended December 31

	2006	2005	2004

	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Net income (loss) before taxes, as reported in the statements of operations	(1,722)	1,403	(2,975)

Theoretical taxes on income*	(534)	477	(1,041)
Non-deductible expenses	34	41	39
Stock compensation expenses	155	-	-
Valuation allowance***	160	(450)	980
Adjustments arising from differences on the basis of measurement for tax purposes and for financial reporting purposes and other**	185	(68)	22

Taxes on income for the reported year	-	-	-

* Applicable tax rate	31%	34%	35%

**

Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company, and the exchange rate of Israeli currency relative to the dollar.

***	Prior year amounts have been revised due to corrections of immaterial errors

F – 29

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2006

Note 8 –	Supplementary Financial Statements Information

	A.	Balance Sheets

	1.	Cash and cash equivalents
Comprised of:

December 31

			2006	2005

			US$ (in thousands)	US$ (in thousands)

	Cash and deposits (1)		6,515	7,222

	(1)	The deposits are in US dollars and bearing an average annual interest of 5.1% per annum (2005 – 3.4% per annum).

Line of credit

On February 19, 2006 the Company signed a credit line agreement with a bank for an amount of up to US$ 1,000,000. The interest rate for each amount withdrawn from the credit line will be determined on the withdrawal date.

The line of credit is conditional upon the Company’s compliance with the following requirements:

	(1)	a floating charge on all assets

	(2)	total shareholders’ equity will not be less than $3 million and not less than 35% of the Company’s total balance sheet assets and

	(3)	total working capital, calculated as trade receivables and inventory less accounts payables, will not be less than $3 million

The credit line expires on January 31, 2007 and subsequent to balance sheet date the credit line was extended until January 31, 2008.

	2.	Marketable securities

	Interest rate	December 31

		2006	2005

	%	US$ (in thousands)	US$ (in thousands)

Corporate bonds in US dollars	7.75	–	506

The fair market value, cost and unrealized holding losses of such securities December 31, 2005 were US$ 506 thousand, US$ 545 thousand and US$ 39 thousand, respectively.

All of the Company’s marketable securities have matured in June 2006. A net realized loss in the amount of $ 26 thousand has been recorded in “Financing expenses”.

F  –  30

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 8 –	Supplementary Financial Statements Information (cont’d)

A.	Balance Sheets (cont’d)

3.	Trade receivables, net

Trade receivables, net, consist of the following:

	December 31

	2006	2005

	US$ (in thousands)	US$ (in thousands)

Trade receivables	4,795	5,151
Less allowance for doubtful accounts (a)	(310)	(426)

	4,485	4,725

(a)	The following are the changes in the allowance for doubtful accounts:

US$ (in thousands)

Balance as of January 1, 2004	702
Additions	-
Deductions	(230)
Write-downs charged against the allowance	(42)

Balance as of December 31, 2004	430
Additions	9
Deductions	(13)
Write-downs charged against the allowance	-

Balance as of December 31, 2005	426
Additions	50
Deductions	(13)
Write-downs charged against the allowance	(153)

Balance as of December 31, 2006	310

4.	Other current assets

Other current assets consist of the following:

	December 31

	2006	2005

	US$ (in thousands)	US$ (in thousands)

Receivables from the Government of Israel:
OCS	116	-
Value added tax authorities	179	109
Tax authorities (Note 2T)	-	485
Prepaid expenses	65	98
Other	114	49

	474	741

F – 31

RiT Technologies Ltd and Subsidiaries.

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 8 –	Supplementary Financial Statements Information (cont’d)

A.	Balance Sheets (cont’d)

5.	Inventories

Inventories consist of the following:

	December 31

	2006	2005

	US$ (in thousands)	US$ (in thousands)

Raw materials and subassemblies	2,510	1,817
Work in process	621	786
Finished products	4,436	2,498

	7,567	5,101

6.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31

	2006	2005

	US$ (in thousands)	US$ (in thousands)

Employees and employee institutions	1,302	1,247
Government of Israel:
OCS in respect of royalty payments	20	133
Accrued expenses	687	977
Provision for product warranty	60	88
Other	19	235

	2,088	2,680

7.	Monetary balances in non-dollar currencies

	December 31, 2006

	Israeli currency	Other non-dollar currencies

	US$ (in thousands)	US$ (in thousands)

Current assets	872	437
Current liabilities	1,510	282

	December 31, 2005

	Israeli currency	Other non-dollar currencies

	US$ (in thousands)	US$ (in thousands)

Current assets	985	710
Current liabilities	1,538	292

The preceding tables reflect the exposure of the Company’s monetary balances in non-dollar currencies to the effect of changes in the rate of exchange of the NIS or other non-dollar currencies, to the dollar at the indicated balance sheet dates.

F  –  32

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 8 –	Supplementary Financial Statements Information (cont’d)

A.	Balance Sheets (cont’d)

8.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, marketable securities, accounts receivable and accounts payable and accruals.

In view of their short-term nature, the fair value of financial instruments is approximate to their carrying value.

B.	Statements of operations

1.	Sales (1)

(a)	Classification of sales by geographical destination:

	Year ended December 31

	2006	2005	2004

	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

United States	10,292	6,888	7,605
Europe	12,280	18,143	8,330
Israel	1,318	1,699	1,529
Rest of the world	1,202	1,122	963

	25,092	27,852	18,427

(1) Sales are attributed to geographical areas based on location of customers.

(b)	Sales by major product lines:

	Year ended December 31

	2006	2005	2004

	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Enterprise Solution	23,388	18,083	16,132
Carrier Solution	1,704	9,769	2,295

	25,092	27,852	18,427

(c)	Principal customers:

During fiscal year 2006, Company’s sales to two customers exceeding 10% of total sales were: US$ 6,944 thousand (during fiscal year 2005 - US$ 5,295 thousand; and during fiscal year 2004 – US$ 2,546 thousand).

F – 33

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 8 –	Supplementary Financial Statements Information (cont’d)

B.	Statements of operations (cont’d)

(d)	Customers who accounted for over 10% of the total consolidated revenue:

	Year ended December 31

	2006	2005	2004

Customer	%	%	%

A	12.53	-	-
B	15.15	-	-
C	-	19.01	-
D	-	-	13.82

2.	Cost of sales

Cost of sales consists of the following:

	Year ended December 31

	2006	2005	2004

	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Payroll and related benefits	1,303	1,211	1,155
Materials consumed	9,683	7,229	7,865
Subcontracted work	3,102	1,599	1,666
Royalties to the OCS	168	688	409
Write-down of inventories	1,028	1,187	374
Other production costs	541	408	476

	15,825	12,322	11,945
Decrease (increase) in inventories	(2,883)	601	(1,879)

	12,942	12,923	10,066

3.	Financing income, net

Financing income, net, consists of the following:

	Year ended December 31

	2006	2005	2004

	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Expenses:
Realized loss on marketable securities, net	(26)	-	-
Interest on short-term credits and bank charges	(30)	(34)	(94)
Exchange translation (expenses) income, net	56	(35)	25

	-	(69)	(69)
Income:
Interest from banks and others	237	267	98

Financing income, net	237	198	29

F – 34

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2006

Note 9 –	Related Parties Balances and Transactions

Related parties are comprised of companies held by common shareholders.

All transactions with related parties were in the ordinary course of business and at terms comparable to those applied to transactions with other customers or suppliers and are mainly sales of the Company’s products, purchases from related parties, human resource and administrative services received and leasing of premises occupied by the US subsidiary in the US (See Note 5B).

	A.	Balances with related parties

	December 31

	2006	2005

	US$ (in thousands)	US$ (in thousands)

Accounts receivable:
Trade	418	397

Accounts payable:
Trade	4	53
Other	11	20

B.	Income from or expenses to related parties

		Year ended December 31

		2006	2005	2004

		US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Income:
Sales		976	1,262	909
Costs and expenses:
Purchases		16	43	37
Services		204	49	76
Research and development costs		362	238	183
Sales, marketing, general and administrative expenses		519	561	437

C.	Purchases of property and equipment	40	5	17

F – 35

Exhibit Index

Exhibit Number	Document Name

1.1	Memorandum of Association.*

1.2	Articles of Association.*******

2.1	Form of Share Certificate Representing Ordinary Shares.**

4.1	Lease agreements with related parties and executive summaries thereof.***

4.2	RiT Technologies Ltd. 2003 Share Option Plan ****and Amendment No. 1 thereto.

4.3	Purchase Agreement, dated as of June 16, 2004, by and among the Registrant and the investors set forth on the signature pages thereto.*****

4.4	Registration Rights Agreement, dated as of July 26, 2004, by and among the Registrant and the investors named in the Purchase Agreement dated as of June 16, 2004.*****

4.5	Form of Warrant issued on July 26, 2004.*****

8.1	List of Subsidiaries. ******

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Vice President Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Vice President Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Somekh, Chaikin, Independent Registered Public Accounting Firm.

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
****** Incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F for the year ended December 31, 2004.
******* Incorporated by reference to the Registrant’s Registration Statement on Form 6-K filed on March 8, 2006 (File No. 0-29360).