Form 20-F
period 2007-12-31
RIT TECHNOLOGIES LTD
filed 2008-03-28
CIK 1041844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐      REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007.

OR

☐      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ___ to ____

OR

☐     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report……………………………………

Commission file number: 0-29360

RiT TECHNOLOGIES LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

24 Raoul Wallenberg Street, Tel Aviv, Israel
(Address of principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Ordinary Shares, par value NIS 0.1 per share
(Title of class)

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2007, the issuer had 14,681,574 ordinary shares outstanding (excluding 17,000 ordinary shares held as treasury shares).

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

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes      ☒ No

Part I

Item 1	Identity of Directors, Senior Management and Advisors	6

Item 2	Offer Statistics and Expected Timetable	6

Item 3	Key Information	6
A	Selected Financial Data	6
B	Capitalization and Indebtedness	7
C	Reasons for the Offer and Use of Proceeds	7
D	Risk Factors	7

Item 4	Information on the Company	17
A	History and Development of the Company	17
B	Business Overview	17
C	Organizational Structure	25
D	Property, Plants and Equipment	26

Item 4A	Unresolved Staff Comments	26

Item 5	Operating and Financial Review and Prospects	26
A	Operating Results	26
B	Liquidity and Capital Resources	33
C	Research and Development, Patents and Licenses	34
D	Trend Information	36
E	Off-Balance Sheet Arrangements	36
F	Tabular Disclosure of Contractual Obligations	36

Item 6	Directors, Senior Management and Employees	37
A	Directors and Senior Management	37
B	Compensation	39
C	Board Practices	40
D	Employees	43
E	Share Ownership	44

Item 7	Major Shareholders and Related Party Transactions	45
A	Major Shareholders	45
B	Related Party Transactions	47
C	Interests of Experts and Counsel	47

Item 8	Financial Information	47
A	Consolidated Statements and Other Financial Information	47
B	Significant Changes	48

Item 9	The Offer and Listing	48
A	Offer and Listing details	48
B	Plan of Distribution	48
C	Markets	48
D	Selling Shareholders	48
E	Dilution	49
F	Expenses of the Issue	49

Item 10	Additional Information	49
A	Share Capital	49
B	Memorandum and Articles of Association	49
C	Material Contracts	54
D	Exchange Controls	54
E	Taxation	54
F	Dividends and Paying Agents	61
G	Statements by Experts	62
H	Documents on Display	62
I	Subsidiary Information	62

Item 11	Quantitative and Qualitative Disclosures about Market Risk	62

Item 12	Description of Securities Other Than Equity Securities	63

Part II

Part III

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to “we”, “us”, “our”, “RiT”, the “Registrant” or the “Company” refer to RiT Technologies Ltd. and its wholly- owned subsidiaries. References to “dollars” or “$” are to United States Dollars. References to NIS are to New Israeli Shekels, the currency of the State of Israel. References to the “Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999. References to the “SEC” are to the United States Securities and Exchange Commission. References to “enterprise” and “carrier”” relate to the sectors we formerly identified as “datacom” and “telecom.”

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

Cautionary Statement Concerning Forward-Looking Statements

Statements in this annual report that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

—	expectations as to the timing of profitability, and the adequacy of our cash balances and cash flow from operations to support our operations for specified periods of time;

—	expectations as to the timing of raising additional financing;

—	statements as to expected sales, operating results and certain expenses, including research and development and sales and marketing expenses;

—	expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;

—	expectations that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders;

—	estimates of the impact of changes in currency exchange rates on our operating results;

—	expectations as to the adequacy of our inventory of critical components and finished products;

—	expectations that our markets will grow;

—	expectations that our products will remain accepted within their respective markets and will not be replaced by new technology;

—	expectations that competitive conditions within our markets will not change materially or adversely;

—	expectations that we will retain key technical and management personnel;

—	expectations that our forecasts will accurately anticipate market demand;

—	expectations as to the adequacy of our manufacturing facilities and the timing of any expansion;

—	our inability to satisfy Nasdaq's requirements for continued listing; and

—	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new Israeli tax and corporate legislation may have on our operations.

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

We have derived the following selected consolidated balance sheet data as of December 31, 2006 and 2007, and the selected consolidated operating data for the years ended December 31, 2005, 2006, and 2007 from our audited consolidated financial statements and notes included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have derived the selected consolidated balance sheet data as of December 31, 2003, 2004, and 2005 and the selected consolidated operating data for the years ended December 31, 2003, and 2004 from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP. Effective January 1,2006, our financial results have been reported in accordance with Financial Accounting Standards Board (FASB) Statement No. 123 (Revised), Share-Based Payment. The total compensation expense recorded in accordance with SFAS 123R for the year ended December 31, 2007 was approximately $408,000 ($500,000 for the year ended December 31, 2006). See Note 6 to our Consolidated Financial Statements included elsewhere in this annual report

You should read the following selected consolidated financial data together with “Item 5. – Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(Dollars in thousands, except per share data)

Sales	$15,189	$18,427	$27,852	$25,092	$23,369

Cost of sales	10,782	10,066	12,923	12,942	14,156

Gross profit	4,407	8,361	14,929	12,150	9,213

Operating cost and expenses:
Research and development, gross	3,978	3,767	4,212	4,325	4,722
Less - royalty-bearing participation	116	286	119	128	110

Research and development, net	3,862	3,481	4,093	4,197	4,612
Sales and marketing	5,857	6,165	7,624	7,735	7,633
General and administrative	1,587	1,719	2,007	2,177	2,334

Total operating expenses	11,306	11,365	13,724	14,109	14,579

Operating income (loss)	(6,899)	(3,004)	1,205	(1,959)	(5,366)

Financial income, net	82	29	198	237	64

Net income (loss) for the year	$(6,817)	$(2,975)	$1,403	$(1,722)	$(5,302)

Net Income (Loss) Per Share

Basic net income (loss) per
ordinary share	$(0.77)	$(0.27)	$0.10	$(0.12)	$(0.36)

Diluted net income (loss) per
ordinary share	$(0.77)	$(0.27)	$0.09	$(0.12)	$(0.36)

Weighted average number of
ordinary shares used to compute
basic net income (loss) per
ordinary share	8,910,352	11,174,865	14,288,900	14,628,856	14,670,175

Weighted average number of
ordinary shares used to compute
diluted net income (loss) per
ordinary share	8,910,352	11,174,865	15,459,384	14,628,856	14,670,175

Balance Sheet Data

	December 31,
	2003	2004	2005	2006	2007
	(Dollars in thousands)

Working capital	$6,793	$10,481	$12,345	$10,846	$6,143
Total assets	14,802	22,232	20,715	21,761	14,795
Share capital and additional
paid-in capital	24,188	30,984	31,718	32,515	32,969
Shareholders' equity	$6,608	$10,400	$12,512	$11,168	$6,320

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

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

Although we reported a profit in 2005, we incurred operating and net losses from fiscal year 2002 through 2004 and in 2006 and 2007, and we may incur losses in the future. We reported operating losses of approximately $7.0 million for 2002, $6.9 million for 2003, $3.0 million for 2004, $1.7 million for 2006 and $5.3 million for 2007. As of December 31, 2007, our accumulated deficit was $26.6 million.

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

On December 31, 2007, we had cash and cash equivalents of approximately $3.9 million. In 2007, we used approximately $2.7 million in cash, mainly for operational activities. We will need to generate increased revenues as well as manage our costs in order to maintain and/or increase our cash. We cannot assure you that we will be able to maintain and/or increase our cash and, as a result, we may need to raise additional financing to support our operations and our growth strategy.

On March 18, 2008, we arranged for a line of credit from Bank Hapoalim in the amount of $1 million, which will expire on February 28, 2009, unless extended with the consent of the bank. The interest rate for the use of such line of credit will be determined by Bank Hapoalim when we make a withdrawal. As of March 25, 2008, we did not have any outstanding amount under this line of credit other than guaranties in the amount of $0.4 million. The availability of the line of credit is conditioned upon our compliance with the following financial requirements during the term of the line of credit: (1) a floating charge on all assets; (2) total shareholders’ equity will not be less than $3.0 million and not less than 35% of our total balance sheet assets; and (3) total trade receivables and inventory less accounts payable, will not be less than $3 million. Although we currently are in compliance, if we do not satisfy these conditions in full, Bank Hapoalim may refuse to grant us loans under the credit line or demand payment of any outstanding amount of the line of credit.

If we are unable to raise additional financing when needed on terms favorable to us, our operations and growth strategy will be materially adversely affected. If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

We have experienced in the past, and may experience in the future, a decrease in our sales.

The sales of our enterprise sales solutions decreased in 2007 by more than 14% compared with 2006. There is no assurance that we will be able to return and achieve the same or higher levels of enterprise sales in the future.

The sales of our carrier business solutions increased in 2007 by 97% compared with 2006 primarily due to an exceptional large carrier deal delivered during 2007. Although the carrier sales improved in 2007, there is no assurance that we will be able to return and achieve the same levels of carrier sales in the future.

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

In 2007, approximately 22.8% of our revenues were generated from orders placed by two major customers. In 2006 and 2005, 27.7 % and 19.0%, respectively, of our revenues were generated from orders placed by two major customers. If our largest customers do not continue to purchase similar quantities in the future and we are not able to replace these revenues with sales to other customers, our revenues and profitability will decline.

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

Our failure to manage our corporate expansion or contraction effectively could have a material adverse effect on our business, financial control and results of operations.

From 1989 to 2000, we expanded in both the scope and the magnitude of our operations. However, from 2001 until 2004, we instituted work force reductions and cost cutting measures following decreased sales. In 2005 and 2006, we increased our operational expenses as a result of a significant increase in our revenues compared with 2004. This growth placed a significant strain on our management, operational, financial and other resources. Following a decrease in our sales and margins, we instituted significant work force reductions and cost cutting measures in the third quarter of 2007. Any future growth or contraction may increase this strain. Furthermore, all or a portion of the expenses associated with any expansion of our operations may be incurred prior to the generation of any associated revenues, and the savings associated with cutbacks may not be realized prior to the decrease in associated revenues. If there is a substantial increase in demand in, or orders for, our products, we may not have the capacity to increase production using our existing reduced staff and may be unable to timely hire and train new employees. As a result, we could lose business to competitors with greater capacity and flexibility. If we are unable to manage our corporate expansion or contraction, there could be a material adverse effect on our business, financial condition, and results of operations.

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

Our success is highly dependent upon our proprietary technology. We rely upon a combination of patents, patent applications, contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products, systems and technologies. We hold patents on our Patch-View and PairView technologies and some of our cabling products. These patents expire in 2012, 2015 and 2020, respectively. We also have several patents and design patents pending on our new products. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain suppliers and customers with access to sensitive information.

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

We are subject to regulations requiring the use of “environmentally friendly” materials in equipment, including the 2006 European Community directive, also known as the RoHS directive, under which producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding any relevant set maximum concentration values, on the market in the European Union. A further European Community directive on Waste Electrical and Electronic Equipment, or the WEEE directive, approved by the European Union in 2003, promotes waste recovery with a view to reducing the quantity of waste for disposal and saving natural resources, in particular by reuse, recycling and recovery of waste electrical and electronic equipment. We are dependent on our suppliers for components and sub-system modules to comply with these requirements.

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

If we fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business, operating results , investor confidence and stock price.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404, which apply to our financial statements for the first time for 2007, have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. In addition, we may identify material weaknesses or significant deficiencies in our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Changes in exchange rates between currencies may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or are dollar-linked. We collect a portion of our revenues in Europe in Euros while most purchases of materials and components, and most marketing costs, are denominated in dollars or dollar-linked. We incur a material portion of our expenses, principally salaries and related personnel expenses, in Israel, in NIS. As a result, we are exposed to several risks, including that either the NIS or the Euro may increase in value relative to the dollar. If either of such events occurs, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured results of operations will be adversely affected. In 2007, there was a decrease in value of the dollar in relation to the NIS of approximately 9% and there was a decrease in the value of the dollar in relation to the Euro of approximately 12%. This devaluation of the dollar together with the fact that we incur a material portion of our expenses in NIS had an adverse effect on our results in 2007. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro continues to rise in value relative to the dollar, our business and financial condition could continue to be negatively impacted.

We may be affected by transactions with related parties from the RAD-BYNET Group.

We are engaged and may in the future engage in transactions with affiliates of the RAD-BYNET Group, companies controlled by Yehuda Zisapel and Zohar Zisapel, individuals who beneficially own more than 31% of our outstanding ordinary shares. We believe that such transactions are beneficial to us and are, or will be, conducted upon terms, which are no less favorable to us than would be available to us from unaffiliated third parties. However, you should be aware that Yehuda and Zohar Zisapel could, subject to compliance with provisions of Israeli law concerning related-party transactions, exercise their influence over our affairs in their own interest. See “Item 7.B. –Related Party Transactions.”

Risks Related to Our Ordinary Shares

Our share price has decreased significantly and could continue to fluctuate significantly.

The market price for our ordinary shares has been volatile. The market price for our ordinary shares had a historical downward trend from 2000 until 2003 and during 2007. Although prices were relatively more stable from 2003 to 2006, there can be no assurance that the volatility and downward trend will not continue. If revenues or earnings in any quarter fail to meet the investment community’s expectations, there could be an immediate impact on our share price. Our share price may also be affected by broader market trends or the economic and political situation in the Middle East and worldwide. A substantial decrease in market price of our ordinary shares could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

We may not satisfy the NASDAQ Capital Market’s requirements for continued listing. If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ, under the symbol RITT. To continue to be listed on the NASDAQ, we will need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares, or MVPHS, of at least $1 million and stockholders’ equity of at least $2.5 million. On December 6, 2007, we received a NASDAQ Staff Deficiency Letter indicating that, for the 30 consecutive business days prior to the date of the letter, the bid price of our ordinary shares closed below the minimum bid price requirement of $1.00 per share. We generally have 180 calendar days, or until June 3, 2008, to regain compliance with such requirement.

We cannot assure you that we will be able to satisfy the minimum bid, or continue to meet the MVPHS, stockholders’ equity or other continued listing requirements of NASDAQ in the future. If we are delisted from the NASDAQ , trading in our ordinary shares may be conducted, if available, on the “OTC Bulletin Board Service” or, if available, another medium. In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited.

In addition, if our ordinary shares were delisted from NASDAQ, our ordinary shares could be considered a “penny stock” under the U.S. federal securities laws. Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our ordinary shares.

The sale of a substantial number of our ordinary shares in the public market, or the expectation thereof, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through an offering of securities.

In connection with the private placement transaction we completed on July 26, 2004, we issued 5,064,129 of our ordinary shares and warrants to purchase an additional 1,266,032 ordinary shares. We registered the resale of the ordinary shares, and the resale of the shares issuable upon the exercise of the warrants, and are required to keep the registration statement effective through July 26, 2009. As of December 31, 2007, 150,001 of these warrants had been exercised. In addition, as of December 31, 2007, options to purchase a total of 1,467,234 ordinary shares were outstanding, and an additional 1,741,198 ordinary shares were reserved for issuance pursuant to options which may be granted under our stock option plans. All shares issued upon the exercise of these options will be immediately available for sale in the public market, subject to Rule 144 limitations applicable to our affiliates. Sales of the ordinary shares issued in the private placement, sales of the ordinary shares issuable upon exercise of the warrants or options, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities at acceptable prices. A substantial decrease in the market price of our ordinary shares could also discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

Yehuda and Zohar Zisapel beneficially own approximately 32% of our ordinary shares and may therefore be able to influence the outcome of matters requiring shareholder approval.

As of March 10, 2008, Yehuda and Zohar Zisapel (who are brothers) beneficially owned, in the aggregate, approximately 31.7% of our outstanding ordinary shares. Such shareholders may be in a position to influence corporate governance and policy, including the election of our directors and the approval of change in control transactions. This influence may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in their best interest. This concentration of ownership may also adversely affect our share price.

There are risks and uncertainties resulting from the pending sale of approximately 34.9% of our outstanding share capital by our principal shareholders to Stins Coman.

As announced on March 27, 2008, Yehuda and Zohar Zisapel as well as Dr. Meir Barel informed us that they entered into an agreement for the sale of all of their shares, representing approximately 34.9% of our outstanding ordinary shares to Stins Coman Incorporated, or Stins Coman. The closing of the transaction, which is expected to occur in the second quarter of 2008, is subject to closing conditions, including the consummation by Stins Coman of a partial tender offer to purchase shares representing at least 5% of our voting power.

Until closing of the pending sale, we intend to continue to conduct our operations as they have been historically conducted. If the transaction will close, Stins Coman will beneficially own a significant interest in us and will be in a position to exert significance influence over us, including the election of our directors. We cannot assure you that the transaction will close (including that the tender offer will commence or consummated), nor can we predict at this time the implications thereof on us, our operations, including our transactions with affiliates of the RAD-BYNET Group described above, or our ordinary shares.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and the Arab countries in the region. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. Further, since mid-2007, Hamas and other Palestinian movements have been launching, from time to time, missile strikes from the Gaza strip into southern Israel and there have been firing of multiple rockets by Hezbollah throughout northern Israel as well as retaliatory attacks by Israel throughout Lebanon. Any future armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations. In addition, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities. These restrictive laws and policies may harm the expansion of our business. We cannot predict whether or not a full resolution of these problems will be achieved, the nature of any such resolution, or any consequences that any of these factors may have on the Israeli economy or us.

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

We have been informed by our legal counsel in Israel, Goldfarb, Levy, Eran, Meiri, Tzafrir & Co., that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

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

In 2004, we completed a private placement transaction in which we issued 5,064,129 of our ordinary shares at $1.40 per share, for aggregate proceeds (before expenses) of approximately $7.1 million. In connection with this transaction, we also issued warrants to purchase up to 1,266,032 of our ordinary shares. The warrants are exercisable through July 26, 2009, at an exercise price of $1.75 per ordinary share. As of December 31, 2007, warrants to purchase 150,001 ordinary shares were exercised. We have registered the resale of the ordinary shares (and the ordinary shares issuable upon exercise of the warrants) issued in the private placement pursuant to a registration statement on Form F-3, which was declared effective on November 22, 2004.

During 2007, our capital expenditures totaled approximately $0.30 million (compared to $0.48 million during 2006 and $0.37 million during 2005), all of which was used for machinery, computers and research and development equipment purchases. Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. All of the above expenditures were paid from internally generated funds. During 2006 and 2005, we did not make any significant divestitures. In 2007, as a result of a change in our development strategy, we wrote off certain redundant development property and equipment in the amount of $0.26 million .

4.B.	Business Overview

Operations and Principal Activities

Enterprise Solutions

More than a decade ago, we introduced the concept of Intelligent Physical Layer Management Solutions (IPLMS) which consists of our smart cabling system integrated with our real time management application, and today we are the leading player in the Intelligent Infrastructure Management (IIM) market which expands the IPLMS concept to additional infrastructure elements such as datacenter cabinets, power infrastructure and others. Our advanced products are designed to maximize the value of infrastructure and network investments through tools that enable effective planning and deployment, optimized daily operation and comprehensive visibility and control. The Company’s solutions also enhance network continuity and reduce network cost of ownership.

The increasing demand for network bandwidth, business applications and a variety of additional services has led to a continuing evolution in requirements and standards for business continuity, high performance and maximal asset utilization.

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

Building upon our foundation in structured cabling products, we developed and introduced PatchView™, our intelligent infrastructure management solution in 1999. PatchView™ provides real-time connectivity information with respect to the data network’s connectivity infrastructure and significantly enhances the control, maintainability and visibility of the network, as well as reducing the total cost of ownership. In 1999, we introduced our PatchView™ for the Enterprise™ software (“PV4E”). PV4E leverages our unique ability to identify infrastructure connections in real-time and extends the capability to all network resources, from physical connectivity components to switches, servers, PCs and other hard and soft, active and passive, network components. In 2004, we launched PVMax™, a new hardware platform for PatchView™. During the course of 2005, we introduced the Category 7 STP cabling solution, Versions 4 and 4.1 of the PV4E network management software and also a RiT private label version of a midspan Power over Ethernet solution. In 2006, we introduced our SMARTen 10GB cabling solution, our Management Dashboard application and additional features to the core PV4E product such as automated provisioning. In 2007, we launched PV4E version 5.0, the 5th generation of PV4E. With Version 5.0 of the PV4E, we have extended PV4E’s technology with additional features in the areas of automated provisioning and implementation, PDA-based field implementation support tool (SitePro) and mass data upload tool (SiteBuilder), datacenter oriented features such as integration with intelligent power and environment management and physical layer security and integration. These features were designed to meet the evolving technology needs of customers as they cope with today’s most difficult IT challenges – particularly the mobile workforce, rapidly growing datacenters, distributed infrastructures and a provisioning workload.

In October 2007, we introduced the SiteWiz™ solution. SiteWiz™ is a software-only solution based on some of the capabilities of the PatchView™ software (PV4E) but does not include any hardware or cabling components that are part of the PatchView™ solution, this means that in order to install SiteWiz the customer needs to perform only a software installation process. SiteWiz™ is mainly intended to help RIT penetrate additional market segments that are not addressed by PatchView™ today, the first such segment is customers with existing infrastructure installations that would like to introduce infrastructure management but without changing or affecting the already installed infrastructure (such infrastructure change is required in order to introduce a solution such as PatchView). The second segment is that of the smaller customers that are unable to invest in the full PatchView solution

Carrier Solutions

In the carrier field, our solutions enable reliable mass verification and qualification by telcos to reduce operational costs, increase customer satisfaction and increase revenues in order to compete with other access providers of infrastructure and databases, such as wireless providers. In 1996, we introduced PairViewTM, a comprehensive outside plant management and qualification system. The PairViewTM system enables the telcos to achieve greater operational efficiencies by identifying, recording and testing of the connectivity routing of local loop pairs – the telephone lines, and updating the telcos’ database, leading to significant savings and better control over their wire line infrastructure.

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

In addition, in 2006 we introduced the NGPair™ that was designed for next generation street cabinet migration and automatic Main Distribution Frame and Automatic Distribution Frame (MDF and ADF, respectively) installation. It operates at the street cabinet and it enables an automatic and fast mapping of all lines in the street cabinet in less than 1 hour and without interfering with the service. The same activity when being performed manually typically takes 2 people to complete in one to two days. Using the NGPair™, the cabinet migration process and the ADF installation process are performed fast, efficiently and without interfering and misconnecting customers. Furthermore, the NGPair™ system is modular and can be upgraded to perform all of the advanced and enhanced PairView Sharp™ verification capabilities.

Our Strategy

Our strategy is to utilize our expertise, innovative products and continued research and development activities to strengthen our position as innovators of intelligent infrastructure management and asset management solutions for improved control, utilization and maintenance of networks and datacenters. We will seek to expand our markets and product lines by enhancing existing products, introducing new products and expanding into new markets to capitalize on our expertise in intelligent infrastructure network solutions.

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

Principal Markets

Enterprise Solutions: Intelligent Infrastructure Management and Structured Cabling Solutions

The rapid growth in computer networking has resulted from the sharp rise in number of computing devices and networks in use within enterprises and in their critical value to the organization, decreasing hardware costs and the rapidly increasing number of network-related services. These services include a wide variety of business applications, Internet connectivity, internal connectivity through an “Intranet,” mass data storage and manipulation and other data intensive networking activities. An enterprise’s local area network, or LAN, and wide area network, or WAN, connect computers, servers and active network equipment to each other and to the outside world. The networking resources of the enterprise are connected by an infrastructure of cables, patch panels and cords and outlets and the network devices are hosted within racks and cabinets located in communication rooms and data centers.

These vast and complex networks must be supported by proper documentation of resources and assets. Busy organizations perpetually “Move, Add and Change,” or MAC, people and equipment. Such MACs are implemented using a process that involves multiple teams performing a variety of tasks. Over time, the datacenter or the communications center becomes characterized by a chaos of patch cords, servers, switches and other devices that have been added, moved or modified over time. Such chaos makes it difficult to manage and control the network, resulting in unnecessary waste of resources and assets, increased network downtime, as well as a waste of staff time. When changes become necessary, the network administrator must verify current status, plan the additions or modifications required and generate work orders. The engineer must then execute work order instructions and report details of all changes to the network administrator. Due to the inefficient record-keeping of MACs, network administrators are regularly confronted with inaccurate records and the challenge of effectively maintaining network connections. This is even more acute in case of a network fault, where locating and fixing the problem quickly is crucial, and failure to fix the problem may result in heavy losses to the enterprise. Furthermore, current network management software associated with active equipment focuses on managing the logical level (protocols and network traffic), rather than the physical one. Our intelligent infrastructure management system provides real-time information on the status of the network and all related devices, automatically reports changes to the Network Management System (NMS) running our PV4E software, guides the system administrator in planning and implementing MACs and assist him/her in managing the infrastructure. Together with our PVMax Scanners and SMART Patch Panel technology, PV4E monitors the infrastructure and related assets. The latest versions of PV4E have made a wealth of information about the network available to other management software solutions such as the Computer Associates Unicenter and the HP OpenView products. The precise physical location information of end devices as well as the information about assets and infrastructure, their status and utilization is also useful for other software products, such as intrusion detection systems, asset management or help desk software. We also provide several complementary products: the first, SitePro, a hand-held application for the implementation engineer that works together with PV4E and SiteWiz to allow online communication between the engineer and the main server while implementation is done; the second, RiT’s Dashboard, an online management tool enabling each user to track personalized Key Performance Indicators, alerts and trends and perform proactive management; and the third, SiteBuilder, a mass data upload tool that enables customers to easily migrate data from legacy systems into PV4E or SiteWiz.

Our principal structured cabling product is our SMART Cabling System, a high-performance, structured cabling system for commercial buildings. It is comprised of a comprehensive collection of patch panels, communications outlets, cables, patch cords and complementary products to provide the required end-to-end connectivity solutions for both copper and fiber.

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

Carrier Solutions

The increased need for high bandwidth data services together with the appearance of new access technologies and providers, such as cable and wireless networks, have intensified competition in the telecommunications industry. In order to remain competitive, the telcos must differentiate themselves by offering additional services, such as triple play service (voice, video and data) and better customer value and satisfaction while continuously improving their operational efficiency and reducing cost of ownership. This has led the telcos to significantly invest in the network and migrating it to support next generation networks (NGN) and triple play services, and to focus on increasing revenues through mass deployment of high-bandwidth services, such as digital subscriber lines (DSL), and reducing Total Cost of Ownership (TCO) through improved maintenance efficiency plans.

In this competitive industry, one of the telcos’ most valuable assets is their access network infrastructure, or more precisely their copper infrastructure in the local loop – the telephone lines. The local loop is the network of physical transmission links that connect telephone subscribers to a local telco exchange or street cabinet. Like all networks, but on a much greater scale, the local loop is comprised of a huge number of wires (copper pairs), the location, identity, quality and functionality of which must be monitored and documented by the telcos. Typically, it contains hundreds of thousands of copper pairs spread across a large area through a number of MDFs and hundreds to thousands of street cabinets. Some copper pairs are active telephone or data lines, while others are inactive pairs reserved for future growth. Information with respect to the local loop is maintained by the telcos in large databases. This information relates to cable distribution, pair ranges on cross-connect frames, pair routings, line type (voice, data or other), assigned service, assigned phone number and electrical characteristics of the copper pair, all of which are of vital importance to the telcos in servicing and planning.

The record-keeping processes of telcos are based mainly upon field service technician reports, which are subject to human error. Such errors accumulate over decades of use of the local loop, resulting in inaccurate databases with significant discrepancies from the actual infrastructure. These inaccuracies may result in labor inefficiencies, due to repeated maintenance activities caused by incorrect records and asset losses associated with available, but undetected and unused phone lines. Furthermore, due to the current massive investments in the access network to reduce the loop length to the subscribers in order to support NGN and triple play services, the impact and inefficiencies resulting from the inaccuracies are even more acute and create significant time loss and resource inefficiency, as well as service failure to migrated subscribers. In addition, telcos further suffer from non-optimal, long-term planning of infrastructure investments in new copper pairs based on their flawed record-keeping systems, lost revenues that could have been generated by undetected pairs and, in certain cases, dissatisfied customers. This is even more acute in the DSL deployment arena where the provision process is heavily dependent on accurate database records. Furthermore, carriers are now looking to deploy IP-TV services which entail changes to the access network in order to enable the higher bandwidth required by this service. Such process involves the replacement of the street cabinets from passive cabinets to active cabinets that incorporate active service delivery equipment. It also affects the number of subscribers connected to any specific cabinet. There are several approaches to achieving this access network upgrade but all of them necessitate disconnection and reconnection of the subscribers in order to achieve the migration and, as part of this process, the carrier requires 100% information accuracy on the subscriber lines before and after the change. We believe that this process creates a significant opportunity for RiT’s carrier solutions that address these requirements.

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

Our PairView product connect to the copper infrastructure, at various points within the local loop, and performs three tasks:

—	First, it identifies and records the specific services provisioned on each line and the specific phone number on active lines. In addition, it tests the inactive pairs electrically for basic line qualification.

—	Second, it identifies and records the connectivity routing of active and inactive pairs in the local loop. For each pair, PairView generates an end-to-end connectivity map, from the MDF through the various street cabinets, mapping the overall network assets and their capabilities.

—	Third, after performing the mapping and testing functions, the product imports the data from the telco’s database, compares it with the product’s findings and updates the database automatically or manually.

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

NGPair™ is a product designed for next generation street cabinet migration and automatic MDF installation. It operates only at the street cabinet and it enables an automatic and fast mapping of all lines in the street cabinet in less than 1 hour and without interfering with the service. The same activity when being performed manually typically takes 2 people to complete in one to two days. Using the NGPair™, the cabinet migration process and the ADF installation process are performed fast, efficiently and without interfering and misconnecting customers. Furthermore, the NGPair™ system is modular and can be upgraded to perform all of the advanced and enhanced PairView verification capabilities.

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

Our total consolidated sales in 2005, 2006 and 2007, broken down by geographical destination and major product lines, were as follows:

        Classification of sales by geographical destination:1

	Year Ended December 31,
	2005	2006	2007
	(Dollars in thousands)

United States	$6,888	$10,292	$6,764
Europe	18,143	12,280	8,289
Israel	1,699	1,318	1,565
Latin America	392	21	3,092
Asia Pacific	254	1,060	3,289
Africa	476	121	370

	$27,852	$25,092	$23,369

(1)	Sales are attributed to geographical areas based on location of customers.

        Sales by major product lines:

	Year Ended December 31,
	2005	2006	2007
	(Dollars in thousands)

Enterprise Solutions	$18,083	$23,388	$20,015
Carrier Solutions	9,769	1,704	3,354

	$27,852	$25,092	$23,369

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

In addition, the components used in our products may be subject to significant volatility in prices for raw materials and components. For example, during 2006 and 2007 the price of copper required for the manufacture of some of our components increased significantly. As a result we had to increase the selling price to our customers for such components. Significant volatility in prices for raw material and components may result in a required increase in prices that , if we are unable or fail to apply, may adversely affect the results of our operations.

Marketing Channels

Enterprise Solutions

In some territories, we have made a strategic decision to encourage sales via OEM partners rather than investing in building or maintaining a local distribution channel. In others, our enterprise solutions are sold primarily through distributors, as well as through value added resellers (VARs), systems integrators and installers.

Our distributors generally sign a non-exclusive International Distributor Agreement. A small minority of our distributorships are exclusive and, in some countries, we protect our distributors by not selling to other distributors in the same area, although we are not required to do so. In the United States, we sell our products through our wholly-owned subsidiary, RiT Technologies, Inc. RiT Technologies, Inc. sells our products primarily through independent manufacturer’s representatives, distributors and system integrators. A substantial majority of our distributors are neither obligated to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. We maintain a representative office in Moscow, Russia, which coordinates marketing activities in the Commonwealth of Independent States and a representative office in Beijing, China. In addition, we retain local representatives in London, England, Prague, Czech Republic, Milan, Italy and Mumbai, India. Certain risks related to international sales and dependence upon distributors and resellers are described above in “Item 3.D – Risk Factors.”

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

In addition, we, in conjunction with our distributors, prepare exhibitions of our products worldwide, place advertisements in local publications, encourage exposure in the form of editorials in communications journals and prepare direct mailings (both print and electronic) focusing on our products. We have published an electronic catalog, which is available both on CD-ROM and on-line through our Web site. In 2007, our three largest distributors accounted for approximately 12%, 8% and 6%, respectively, of our enterprise solutions sales.

The leading vendors of data communications network infrastructure equipment have begun adding management capabilities to their solution portfolios. Recognizing this interest, we have several strategic alliances for joint marketing and sale of our PatchView system as a means of expanding our market exposure and our customer base and enhancing our enterprise solutions sales prospects. Our existing strategic partnerships include Panduit Corporation (selling PatchView under the brand name PanView), Brand-Rex (selling PatchView under the brand name SmartPatch), Belden/CDT (previously known as Nordx/CDT) (selling PatchView under the brand name IntellimacPlus), LS Cables (selling PatchView under the PatchView brand), Connectix (selling PatchView under the PatchView brand) , ADC (previously known as Krone) (also known as ADC/Krone in Europe) (selling PatchView under the brand name TrueNet) and other local strategic partnerships. In 2007, our strategic partners together accounted for approximately 33% of our enterprise sales.

Carrier Solutions

We market our carrier solutions directly to telcos, with the aid of local agents and distributors. Completing a sale of products such as the PairView or PairQ™ systems to telcos typically requires approval processes by customers. The sales cycle usually takes 18 to 36 months. The length of the approval process by customers is affected by a number of factors, including the complexity of the product involved, technological priorities and budgets of the telcos and regulatory issues affecting telcos. After completing technical evaluation in which a new product’s function and performance are analyzed, a telco ordinarily will conduct field trials simulating operations to evaluate performance and to assess ease of installation and operation.

Commercial deployment of a new product or system may involve greater numbers of units and locations than the marketing trial stage. In the first phase, a telco installs the equipment in selected locations. This phase is usually followed by general deployment, which involves greater numbers of units and locations. Telcos typically select several suppliers for general deployment in order to ensure that their needs can be met. Subsequent orders, if any, are placed under single or multi-year supply agreements that are not subject to minimum volume commitments.

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

We offer second and third level maintenance and support services to our PV4E software to OEMs and distributors and first, second and third level maintenance and support services to our direct customers.

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

There are no customers who have a contractual obligation to order products from us. See “Item 3.D. – Risk Factors.” In 2007, approximately 22.8% of our revenues were generated from orders placed by two major customers. In 2006 and 2005, 27.7 % and 19.0%, respectively, of our revenues were generated from orders placed by major customers. See Note 8B.1(c) to our Consolidated Financial Statements included elsewhere in this annual report.

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

We are aware of 2 products currently in the market that compete directly with our PatchView solution: the iTRACS Infrastructure Manager system produced by the iTRACS Corporation and the iPatch System produced by Systimax Solutions. We cannot assure you that there are currently no, or that in the future there will not be, other products which directly or partially compete with the PatchView system. We also have strategic arrangements with Panduit Corporation, Brand-Rex, ADC (previously known as Krone), LS Cables, Connectix and Belden/CDT (previously known as Nordx/CDT) for the sale of our PatchView system. Although we expect the arrangements with these leading vendors to contribute to establishing PatchView as a leading technology, these vendors also compete with us for intelligent infrastructure management customers. Moreover, as the popularity of the managed infrastructure concept increases, we expect substantial competition from established and emerging networking and structured cabling companies.

Carrier Solutions

Since Fluke Corporation’s acquisition of Harris Corporation’s test division, we are aware of only one global competitor to PairView in the market, which is the DaVaR Loop Management System of Fluke . However, there are several local solutions that compete with PairView, such as Sapla of Inelcom in Spain and SiVar of OSP in South America, which offer local and less comprehensive solutions.  In addition, Vierling Mobile Communications has recently announced the release of a product called ‘Street Cabinet Scanner’. The product competes with our NGPair product, but it seems that it cannot perform the full range of capabilities currently performed by the PairView product. With respect to PairQ, Fluke Corporation is marketing their NetDSL product, which incorporates capabilities similar to PairQ, as a derivative of PairQ’s record verification process.  To our knowledge, this product is limited in its capabilities of testing active lines as a stand-alone product. Switch based testers, such as those manufactured by Teradyne, Porta Systems and Spirent, compete indirectly with PairQ. However, we cannot assure you that no other competitors exist. Moreover, we expect substantial competition from established and emerging telecommunications companies, with the increased popularity of the concept of outside plant qualification and management.

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

We are dependent on our suppliers for components and sub-system modules to comply with these requirements and certain of our products have been modified to meet these directives. Complying with these directives imposes some additional costs and administrative burden on us. To our knowledge, compliance with environmental laws and regulations has had no material effect on our operations to date. However, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party damages or personal injury claims, if we were to breach environmental laws, if our products were found not to comply with environmental laws or if we become subject to newly enacted environmental laws and regulations in the markets in which we operate, whether in the European Union or otherwise.

4.C.	Organizational Structure

Our wholly-owned subsidiary in the United States, RiT Technologies, Inc., was incorporated in 1993 under the laws of the State of New Jersey, and is primarily engaged in the selling and marketing in the United States of our products.

In 1997, we incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd.,which was intended to make various investments, including in our securities. As of December 31, 2007, RiT Tech (1997) Ltd. held 0.116% of our outstanding shares.

Yehuda and Zohar Zisapel are our founders and principal shareholders. Yehuda Zisapel is also a director. One or both of Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies that, together with us and their respective subsidiaries and affiliates, are known as the “RAD-BYNET Group.” Such other corporations include, but are not limited to, RAD Data Communications, RADCOM Ltd., RADVision Ltd., SILICOM Ltd., RADWARE Ltd., RADView Software Ltd, AXERRA Network Inc., CERAGON Networks Ltd., BYNET Data Communications Ltd. and its subsidiaries, BYNET ELECTRONICS LTD. and its subsidiaries, Bynet Semech (Outsourcing) Ltd., Bynet Systems Applications Ltd., Bynet Software Systems Ltd., AB NET Communications Ltd.  Commex Technologies Ltd., RADLive Ltd., RADWIN Ltd. Packetlight Networks Ltd., RAD-BYNET Properties and Services (1981) Ltd., Wisair Inc., Sanrad Inc, and several holdings in real estate, biotech and pharmaceutical companies. There is no formal legal structure that links the corporations in the RAD-BYNET Group and each company is a separate legal entity. See “Item 6 – Directors, Senior Management and Employees” and “Item 7 – Major Shareholders and Related Party Transactions.

4.D.	Property, Plants and Equipment

We do not own any real property. We lease from an affiliate of our principal shareholders an aggregate of 15,758 square feet of office and manufacturing premises in Tel Aviv, Israel and we lease 6,545 square feet of warehousing premises in Rosh Ha’ayin, Israel. Aggregate annual lease payments in 2007 for the Tel Aviv and Rosh Ha’ayin premises were approximately $481,000. We lease approximately 1,190 square feet of office premises for our representative office in Beijing, China at an annual rent of approximately $13,000. We lease 606 square feet of office premises for our representative office in Moscow, Russia at an annual rent of approximately $62,000. RiT Technologies, Inc., our U.S. subsidiary, leases approximately 1,400 square feet in Mahwah, New Jersey, from an affiliate of ours, at an annual rent of approximately $34,000. See “Item 7 – Major Shareholders and Related Party Transactions” and Notes 5B and 9 to our Consolidated Financial Statements included elsewhere in this annual report.

We believe that our facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our global consolidated financial statements and the related notes included elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3.D.–Risk Factors.”

Executive Summary – Year Ended December 31, 2007

In 2007, the sales of our enterprise sales solutions decreased by more than 14% compared with 2006 mainly due to a decrease in our United States direct sales, as a result of delays in some significant projects. In 2007, our OEM sales increased substantially to $6.6 million compared to $5.1 million in 2006, an increase of about 29%. In 2007, the sales of our carrier business solutions increased by more than 97% compared with 2006 primarily due to an exceptionally large carrier deal delivered during 2007.

In 2007, the geographical breakdown of sales changed compared with 2006. Our sales to North America and Europe decreased while our sales to Latin America and Asia Pacific increased. In 2007, the classification of sales by geographical regions was approximately 29% of sales to North America compared with approximately 41% in 2006 and of approximately 35% of sales to Europe compared with approximately 49% in 2006.

Overall sales in 2007 were approximately $23.4 million, a decrease of almost 7% compared with sales of approximately $25.1 million in 2006. This decrease in our 2007 sales was due mainly to the substantial decrease in our enterprise solutions direct sales in the United States during such period. See “Item 4.B.2 – Sales by Major Product Lines”.

The cost of sales as a percentage of revenues increased by approximately 9% compared with 2006. This increase resulted mainly from the mix of our enterprise sales during the year, which had an unusually large proportion of low margin and third party equipment sales, compared with 2006.

Research and development expenses, net, were approximately $4.6 million in 2007, an increase of 10.0% compared with research and development expenses of approximately $4.2 million in 2006. The increase is due primarily to our research and development efforts in 2007 dedicated to evaluating a new carrier product and to the decrease in the value of the dollar in relation to the NIS with respect to compensation paid to employees engaged in research and development activities and outsourcing services.

Sales and marketing expenses were approximately $7.6 million in 2007, compared with approximately $7.7 million in 2006. The slight decrease is due mainly to lower marketing and promotion expenses incurred by us and by our U.S. subsidiary which were partially offset by the decrease in value of the dollar in relation to the NIS, especially with respect to compensation paid to employees engaged in sales and marketing activities. In addition, in the last quarter of 2007 we implemented a significant cost-cutting program designed to reduce our expenses and to stabilize the Company at a lower level of sales. Some of the contribution of this program is reflected in our results for the year.

General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses. General and administrative expenses were approximately $2.3 million in 2007 compared with approximately $2.2 million in 2006. This 7.0% increase was due mainly to the increase in the accounting expenses. In addition, the increase in the general and administrative expenses is due to the decrease in the value of the dollar in relation to the NIS, especially with respect to compensation paid to employees engaged in general and administrative activities.

We had a net loss of approximately $5.3 million in 2007, compared with net loss of approximately $1.7 million in 2006. Our cash, cash equivalents decreased from $6.5 million as of December 31, 2006 to approximately $3.9 million as of December 31, 2007. The decrease in the net income in 2007 compared with 2006 is attributable mainly to the decrease in the proportion of Patch-view revenues as a percentage of total revenues, from 54% in 2006 to 48% in 2007, which in turn resulted in lower margins. In addition, since our revenues for year 2007 were lower then we expected, due both to delays in several substantial enterprise orders that we had expected to close during 2007 and the continued long sales cycle of potential carrier deals, we took an inventory write-down in the amount of $1.8 million to account for excessive and slow-moving inventories compared with $1.0 million in 2006.

We may need to raise additional financing in the future to support our operations and our growth strategy. There is no assurance that we will be able to raise additional financing in the future or on what terms, which may have a negative effect on our operations and growth strategy.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on a regular basis and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Some of those judgments can be subjective and complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by us, there may be alternative estimates, judgments or assumptions, which are also reasonable. The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. These policies are discussed in Note 2 to our Consolidated Financial Statements included in this annual report. We are also subject to risks and uncertainties that may cause actual results to differ from our estimates, judgments and assumptions, such as changes in the economic environment and competition. Certain of these risks and uncertainties are described in “Item 3.D. .–Risk Factors” herein. Our critical accounting polices include:

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

Allowances for product warranties

It is our policy to grant a warranty for periods of 12 to 36 months, except with respect to our end-to-end cabling systems (the SMART Cabling System, SMART GIGA Cabling System and CLASSix Cabling System) which, when installed by a Certified Cabling Installer, and registered by us, are granted 15-year warranties (for the SMART Cabling System and the SMART GIGA Cabling System) or 20-year warranties (for the CLASSix Cabling System) for system performance. The balance sheet provision for warranties for all periods through December 31, 2007 is determined based upon our experience regarding the relationship between sales and actual warranty expenses incurred. See Note 2M to our Consolidated Financial Statements included elsewhere in this annual report. This determination may require the exercise of certain judgments, estimates and assumptions.

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

Our provision for warranty is calculated for sales of carrier and enterprise systems (PairQ, PairView and our PatchView products). The formula that we use to estimate the warranty provision for the systems being sold for each period takes into consideration, among others, the following variables:

—	number and nature of systems sold;

—	price;

—	remaining warranty period; and

—	elements related to the customer's history and traits (e.g. sales region, number of systems bought, past warranty claims experience).

Our provision for warranty claims is calculated on a quarterly basis for sales of carrier and enterprise systems. The carrier product is comprised of two types of systems – Pair View and Pair-Q. The Enterprise product is comprised of one type of system- Patch View. The provision for the carrier products is calculated separately for those types of products in order to appropriately take into consideration any differences in product or customer characteristics (i.e. professionalism of the customer work force, environmental conditions and working conditions in the field). Based on past years’ experience, the calculation of the enterprise products warranty provision is based on a fixed percentage from the sales of these products.

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

The balance sheet allowance for doubtful debts for all the periods through December 31, 2007 is determined as a specific amount for those accounts the collection of which is uncertain.

In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor’s ability to pay, all of which can change rapidly and without advance warning.

Inventories

Inventories are stated at the lower of cost or market. In respect of work in process and finished products, the cost of raw materials and components is determined on the moving average basis and labor costs and the cost of overhead components is determined on the basis of actual manufacturing costs. In determining inventory value, we make assumptions as to the market value of inventory. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory write–downs and our gross margin could be adversely affected. In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically. Since our revenues for year 2007 were lower then we expected, due both to delays in several substantial enterprise orders that we had expected to close during 2007 and the continued long sales cycle of potential carrier deals, we took an inventory write-down in the amount of $1.8 million to account for excessive and slow-moving inventories compared with $1.0 million in 2006.

Accounting for Stock-based Compensation

On December 31, 2007, we had several employee compensation plans, which are more fully described in “Item 6.E.-Share Ownership”. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations as permitted by Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Effective January 1, 2006, we adopted the fair value recognition method detailed in SFAS 123R, Share-Based Payment, using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

The fair value of each option grant is estimated on the date of grant using the Black -Scholes option pricing model using the following assumptions:

—	The current price of the share is the fair market value of such shares at the date of issuance.

—	Dividend yield of zero percent for all relevant periods.

—	Risk free interest rates are as follows:

Year ended December 31,	Interest Rate (%)
2007	4.51
2006	4.80
2005	4.37

—	Expected lives of options range from 1 to 4 years (most of the options’ lives is 4 years as of the date of the grant) for each option granted.

—	Expected volatility of 68.7% for the year ended December 31, 2007 (79.0% and 85.6% for the years ended December 31, 2006 and 2005, respectively).

Most of our option awards are generally subject to graded vesting over a service period. In those cases, we recognize compensation cost on a straight-line basis over the requisite service period for the entire award.

With respect to non-employees, we apply the fair value-based method of accounting set forth in SFAS 123 and EITF Issue No. 96–18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services”, to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees from the date in which the options are fully vested.

As a result of adopting SFAS 123R on January 1, 2006, our net loss for the year ended December 31, 2006 and 2007 is higher, respectively, than if we had continued to account for share-based compensation under APB 25. We grant options at market value and therefore, under APB 25, there were no compensation expenses.

The adoption of this standard could adversely affect our profitability in the future. In addition, if as a result of SFAS 123R we would stop or limit the use of stock options as an incentive and retention tool, it could have a negative effect on our ability to recruit and retain employees.

Accounting for income taxes

As of January 1, 2007, we adopted FIN 48, “Accounting for Uncertainty in Income Taxes,” which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with Statement 109, “Accounting for Income Taxes.” The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with SFAS No. 109, “Accounting for Income Taxes” (SFAS No. 109) and SFAS No. 5 “Accounting for Contingencies” (“SFAS No. 5”).

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of $9.0 million as of December 31, 2007, which relates primarily to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. For the year ended December 31, 2007, we did not generate any taxable income. In the event that we generate taxable income in the future, we may be required to adjust our valuation allowance.

While we believe the resulting tax balances as of December 31, 2007 and 2006 are appropriately accounted for in accordance with FIN 48, SFAS No. 5 and SFAS No. 109, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See Note 7 to our Consolidated Financial Statements included elsewhere in this annual report.

Financial Data

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of total revenue:

	Year Ended December 31,
	2005	2006	2007

Sales	100.0%	100.0%	100.0%
Cost of sales	46.4	51.6	60.6

Gross margin	53.6	48.4	39.4

Operating cost and expenses:
Research and development, gross	15.1	17.2	20.2
Less - royalty-bearing participation	0.4	0.5	0.5

Research and development, net	14.7	16.7	19.7
Sales and marketing	27.4	30.8	32.7
General and administrative	7.2	8.7	10.0

Total operating expenses	49.3	56.2	62.4

Operating income (loss)	4.3	(7.8)	(23.0)
Financial income, net	0.7	0.9	0.3

Net Income (loss) for the year	5.0	(6.9)	(22.7)

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006.

Sales. Sales consist of gross sales of products less discounts and refunds. Sales decreased to approximately $23.4 million in 2007 from approximately $25.1 million in 2006, primarily due to a significant decrease in our enterprise solutions revenues.

Our carrier business revenues increased by more than 97% in 2007 compared to 2006. This increase was primarily due to an exceptionally large carrier deal delivered during 2007.

Our enterprise business revenues decreased by more than 14% in 2007 compared to 2006. The main reason for this decrease is a significant lower sales on the part of our Subsidiary RiT Inc. in the United States, caused mainly by delays in some material projects.

Cost of Sales. Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees, write-down of inventory and overhead expenses related to our manufacturing operations. Cost of sales was approximately $14.2 million in 2007 compared with $12.9 million in 2006. Cost of sales as a percentage of sales equaled 60.6% in 2007 compared with 51.6% in 2006. This increase resulted mainly from the mix of our enterprise sales during the year, which had an unusually large proportion of low margin and third party equipment sales compared with 2006. Our inventory write-down charge in 2007 was $1.8 million compared with $1.0 million in 2006. See Note 8B2 to our Consolidated Financial Statements included elsewhere in this annual report.

Gross Margin. Gross margin decreased from 48.4% in 2006 to 39.4% in 2007, from the mix of our enterprise sales during the year, which had an unusually large proportion of low margin and third party equipment sales compared with 2006.

Research and Development Expenses. Research and development expenses consist primarily of compensation costs attributable to employees engaged in ongoing research and development activities, development-related raw materials and sub-contractors, and other related costs. Research and development expenses were approximately $4.7 million in 2007 compared with $4.3 million in 2006. As a percentage of sales, research and development expenses increased to 20.2% of sales in 2007 from 17.2% of sales in 2006, resulting mainly from the lower level of revenues.

Grants from the Chief Scientist were approximately $0.1 million in 2007, the same level of the amounts as in 2006.

Sales and Marketing Expenses. Gross sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses. Sales and marketing expenses were approximately $7.6 million in 2007 compared with approximately $7.7 million in 2006. The slight decrease is due mainly to lower marketing and promotion expenses incurred by us and by our U.S. subsidiary which were partially offset by the decrease in value of the dollar in relation to the NIS, especially with respect to compensation paid to employees engaged in sales and marketing activities. In addition, in the last quarter of 2007 we implemented a significant cost-cutting program designed to reduce our expenses and to stabilize the Company at a lower level of sales. Some of the contribution of this program is reflected in our results for the year ended December 31,2007.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses. General and administrative expenses were approximately $2.3 million in 2007 compared with approximately $2.2 million in 2006.

Financial Income, Net. Net financial income was approximately $0.1 million in 2007 compared with approximately $0.2 million in 2006.

Net Loss (Income). We had net loss of approximately $5.3 million in 2007 compared with a net loss of approximately $1.7 million in 2006. The decrease is attributable mostly to the decrease in our gross profits because of the mix of our enterprise sales during the year, which had an unusually large proportion of low margin and third party equipment sales compared with 2006.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005.

Sales. Sales decreased to approximately $25.1 million in 2006 from approximately $27.9 million in 2005, primarily due to a significant decrease in our carrier solutions revenues.

Our carrier business revenues decreased by more than 82% in 2006 compared to 2005. This weakness was primarily due to a few exceptional large carrier deals delivered during 2005 and to the delay of the closing of certain sales from 2006 well beyond their original forecast.

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

Cost of Sales. Cost of sales was approximately $12.9 million in 2006 compared with $12.9 million in 2005. Cost of sales as a percentage of sales was 51.6% in 2006, compared with 46.4% in 2005. This increase resulted mainly from: (i) lower portions of carrier sales as a percentage of total sales (from 35% in 2005 to 7% in 2006), which usually have higher margin; (ii) the impact of the decrease in the dollar value compared with the NIS; and (iii) increase in the prices of some components required to the manufacture of our products due to a a sharp increase in the Copper prices worldwide. See Note 8B1 to our Consolidated Financial Statements included elsewhere in this annual report. Our inventory write-down charge in 2006 was $1.0 million compared with $1.2 million in 2005.

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

As a percentage of sales, research and development expenses increased to 17.2% of sales in 2006 from 15.1% of sales in 2005, due to the lower level of revenues.

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

Government Policies Which Could Affect Our Operations. We are entitled to receive tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the “Investments Law”) for investment programs in our production facilities that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits could materially harm our business, financial condition and results of operations. For more information about Approved Enterprises, see “Item 10.E. –Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959” below and Note 7B to our Consolidated Financial Statements included elsewhere in this annual report.

See “Item 5.C. Research and Development, Patents and Licenses” for further discussion of government programs and policies which may affect us.

Recently Issued Accounting Pronouncements

—	In June 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109”(“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes”. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. We adopted FIN 48 on January 1, 2007 and it did not have material impact on our financial position or results of operations.

—	In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, (“SFAS 157”). SFAS 157 establishes a framework for measuring fair value and expands disclosures about fair value measurements. The changes in current practice resulting from the application of SFAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value remeasurement. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We do not believe that the adoption of the provisions of SFAS 157 will have a material impact on our financial position and results of operations.

—	In February 2007, the FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions, and is expected to expand the use of fair value measurement consistent with the Board’s FASB’s long-term objectives for financial instruments. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. We adopted this statement in January 1,2008 and are currently reviewing this new standard to determine its effects, if any, on its results of operations or financial position.

—	In December 2007, the FASB issued “FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Non-controlling Interests in Consolidated Financial Statements – an amendment to ARB No. 51 (Statement 160).”Statements 141R and 160 require most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require non-controlling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with non-controlling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008 and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all non-controlling interests, including any that arose before the effective date. We are currently evaluating the impact of adopting Statement 141R and Statement 160 on our results of operations and financial position.

5.B.	Liquidity and Capital Resources

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

Capital expenditures were approximately $0.4 million in 2005, $0.5 million in 2006 and $0.3 million in 2007. These expenditures were principally for machinery, computers and research and development equipment purchases. During 2008, we expect to invest additional resources for capital equipment at the same level as in 2007. We did not have any material commitments for capital expenditures as of December 31, 2007.

On December 31, 2007, we had cash and cash equivalents of approximately $3.9 million, compared with $6.5 million on December 31, 2006. This decrease resulted from the significant decrease in our revenues and margins.

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

In March 2008, we arranged for a line of credit from Bank Hapoalim in the amount of $1 million, which will expire on February 28, 2009, unless extended with the consent of the bank. The interest rate for the use of such line of credit will be determined by Bank Hapoalim when we make a withdrawal. As of March 25, 2008, we did not have any outstanding amount under this line of credit other than guaranties in the amount of $0.4 million. The availability of this line of credit is conditioned upon our compliance with the following financial requirements during the term of the line of credit: (1) a floating charge on all assets; (2) total shareholders’ equity will not be less than $3 million and not less than 35% of the total balance sheet assets; and (3) total working capital, calculated as trade receivables and inventory less accounts payable, will not be less than $3 million. Other than the above detailed terms, no other covenants were provided to Bank Hapoalim. Although we currently are in compliance, if we do not satisfy these conditions in full, Bank Hapoalim may demand payment of the outstanding amount of the line of credit and may refuse to grant us further credit.

Net cash used for operating activities was $2.4 million in 2007 compared to $1.0 million in 2006, net used for operating activities in 2005 was $1.55 million. Net cash used in operating activities decreased during 2007 primarily as a result of the significant decrease in our 2007 sales and margins. Net cash provided for investing activities was $0.3 million in 2007. Net cash provided for investing activities was $0.04 million in 2006 and net cash provided for investing activities was $0.4 million in 2005. Investments were primarily in fixed assets. Our principal investing activity in 2007, 2006 and 2005 was the purchase of equipment.

Our contractual and contingent obligations and commitments on December 31, 2007 primarily consisted of obligations associated with our future operating lease obligations, our suppliers’ obligations and a contingent liability to the Chief Scientist. See Note 5 to our Consolidated Financial Statements included elsewhere in this annual report. We expect to finance these contractual commitments with cash on hand and cash generated from operations.

See “Item 5.F.-Tabular Disclosure of Contractual Obligations” for a table of our material contractual obligations.

Impact of Related Party Transactions

We have entered into a number of agreements with certain companies with whom our principal shareholders are affiliated. Please see “Item 7B – Related Party Transactions” below for specific details as to certain other related party transactions entered into by us. We believe that the terms of these related party transactions are not different in any material respect than the terms we could receive from unaffiliated third parties. The pricing and/or value of such transactions were determined based on arm’s-length negotiations between the parties. Our management reviewed the pricing and other items of such transactions and confirmed that they were not materially different than could have been obtained from unaffiliated third parties.

Under the Companies Law and NASDAQ rules, certain transactions and arrangements with interested parties require approval by our board of directors and our audit committee and, in some cases, also require approval by our shareholders.

5.C.	Research and Development, Patents and Licenses

We believe that our future success will depend upon our ability to enhance our existing products and solutions and introduce new commercially viable products and solutions that address the demands of evolving markets for intelligent infrastructure solutions and, more specifically, enterprise infrastructure solutions and outside plant qualification and management products on a timely basis. As part of the product development process, we work closely with current and potential customers, distribution channels and leaders in certain industry segments to identify market needs and define appropriate product specifications. Our employees also participate in numerous industry and standards forums in order to stay informed about the latest industry developments. As of December 31, 2007, we employed 31 persons in research and development.

Our gross research and development expenses were approximately $4.7 million in 2007, $4.3 million in 2006 and $4.2 million in 2005 (20.2%, 17.2% and 15.1% respectively of sales). To date, all research and development expenses have been charged to operating expense as incurred. Aggregate research and development expenses funded by the Chief Scientist were approximately $0.1 million in each of 2007, 2006 and 2005. We believe that our investment in product development activities in 2008 will be at the same level of our expenditures in 2007.

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

The Israeli government is currently in the process of formulating a proposed amendment to the royalty regulations promulgated under the R&D Law. The amendment is expected to include changes to the royalty rates, which would vary from company to company based on the amount of its revenues and approval date of its program, up to a rate of 6%, and, as of 2006, to increase the rate of interest accruing on grants by 1% per year. The amendment may have retroactive effect, although there is no assurance as to whether and when it will be adopted.

The R&D Law generally requires that the product developed under a program be manufactured in Israel. However, upon a notification to the Office of the Chief Scientist a portion of up to 10% of the manufacturing volume may be performed outside of Israel. Upon the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel. Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and an increase in the total amount to be repaid to up to 300% of the grants, depending on the portion of the total manufacturing volume that is performed outside of Israel. The R&D Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing rights into Israel, in lieu of the increased royalties. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program.

The R&D Law also provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to another person or entity outside Israel, except in certain special circumstances and subject to prior approval. Generally, the Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel in the following circumstances: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas); (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain cooperative in research and development activities.

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

The funds available for Chief Scientist grants under the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated that the government may further reduce or abolish Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict the amounts of any future grants that we may receive. In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist. On December 31, 2007, our unrecognized contingent liability, including interest to the Chief Scientist in respect of grants received, was approximately $1.1 million.

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

As described in “Item 4.B – Competitive Position,” two products directly compete with our PatchView systems: the iTRACS Infrastructure Manager system produced by the iTRACS Corporation and the iPatch System produced by Systimax Solutions. We identified growing acceptance of the infrastructure management concept and a year over year growth of this segment. Such growing acceptance is also corroborated by the fact that most of the major vendors are proposing infrastructure management systems based on our technology or on the technology of our competitors listed above.

We also have identified a trend of longer delivery times from subcontractors for certain components of which our products are comprised. In order to compensate for this trend and in order ensure timely delivery based on our pipeline and backlog, we must hold larger stocks of these components in our inventory at any given time.

5.E.	Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” which are required to be disclosed under this Item 5.E. of Form 20-F.

5.F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations as of December 31, 2007:

	Total (Dollars in thousands)	Less than 1 year (Dollars in thousands)	1-3 years (Dollars in thousands)	3-5 years (Dollars in thousands)	More than 5 years (Dollars in thousands)

Contractual Obligations			-	-	-
Leases on Premises	0.77	0.41	0.36	-	-
Operating Lease Obligations	0.48	0.33	0.16	-	-
Purchase Obligations	3.8	3.8	-	-	-
Total	$5.05	$5.05	$0.52	-	-

On December 31, 2007, our unrecognized contingent liability to the Chief Scientist in respect of grants received was approximately $1.1 million including interest. See Note 5A to our Consolidated Financial Statements included elsewhere in this annual report. We are only required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth, as of March 10, 2008, the name, age and position of each of our directors and executive officers:

Name	Age	Position

Yehuda Zisapel (3)	66	Chairman of the Board of Directors
Doron Zinger	54	President and Chief Executive Officer
Liora Katzenstein (1)(2)(3)	52	Director
Dr. Hagen Hultzsch (1)(2)(3)	68	Director
Israel Frieder (1)(2)(3)(4)(5)	58	Director
Dr. Meir Barel (1)(2)(5)	57	Director
Simona Green	40	Vice President Finance
Jay Plawner	51	Senior Vice President Sales
Guy Shapira	38	Vice President Research and Development
Raphael (Rafi) Ben-Asher	64	Vice President Operations
Zafi Shatz	48	Vice President Human Resources
Oded Nachmoni	41	Vice President Marketing and Product Strategy

(1) Designated as “Independent Director” under NASDAQ Marketplace Rules.
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

Mr. Doron Zinger joined us in June 2004 as our President and CEO. Mr. Zinger is also a director of RiT Technologies, Inc. Mr. Zinger has a 25-year track record of building and managing Israeli high-tech companies. Prior to joining us, Mr. Zinger served as a consultant to a number of Israeli high-tech companies and venture capital firms: Giza VC (Venture partner), Pitango VC. (Consulting Services), Hyperion (Consulting Services), Iamba (Advisory Board  member), Cellot (Board member), V-Secure (Board member) and TTI (Board Member). From 1997-2000, Mr. Zinger served as CEO of the pioneering VoIP company VocalTec.  From 1980-1997, he served in a variety of positions at ECI Telecom Ltd., Israel’s largest telecommunications equipment company, including heading up its DCME strategic business unit and serving as Senior Vice President and Chief Operating Officer responsible for more than 2,000 employees.  He currently serves as a director on the board of TTI Team Telecom International Ltd. Mr. Zinger holds an M.B.A. from Tel Aviv University and a B.Sc. in Electrical Engineering from the Technion.

Prof. Liora Katzenstein has served as a director since February 2003. Prof. Katzenstein divides her time between the worlds of business and academia. Her experience as Associate Dean of TISOM (Tel Aviv International School of Management), the first private international business school in Israel, led directly to her initiative in bringing Swinburne University of Technology’s renowned Entrepreneurship and Innovation program to Israel in the framework of ISEMI (Institute for the Study of Entrepreneurship and Management of Innovation), where she serves as Founder and President since 1996. As one of the pioneers of entrepreneurial education in Israel and worldwide, she has published many articles and lectured on this and related subjects at most of Israel’s prestigious universities and management institutions as well as at major public organizations and private technology based corporations. In addition, Prof. Katzenstein is a member of the board of directors of several companies including Clal Insurance, Degem Ltd., Polysac (Israel), Radware and RADVision (the latter two companies are part of the RAD BYNET Group). She holds an MALD in Law and Diplomacy from Tufts University, Boston and a Visiting Doctoral Scholarship at the Harvard Graduate School of Business Administration, and a Ph.D. in International Economics from the University of Geneva.

Dr. Hagen Hultzsch has served as a director since January 2002. Dr. Hultzsch was originally a nuclear physicist with computing and telecommunications background and has been a Member of the Board of Management of Deutsche Telekom responsible for the Technology and Services Division since 1993. He also served Volkswagen AG as Corporate Executive Director Organization and Information Systems, reporting to the CEO from 1988 to 1993. Prior to that, he worked for EDS, Electronic Data Systems as their Director of the Technical Services Group in Germany starting in 1985. From 1977, he was head of the Computer Center at the Heavy Ion Research Center in Darmstadt, Germany. He currently serves on several boards as a non-executive director, including the chair of the Supervisory Boards of Zimory GmbH and T-Systems Solutions for Research GmbH, a member of the boards of SCM-Microsystems Inc., TranSwitch Corporation Inc., living-e AG and Radware Ltd. and as a member of the Supervisory Boards of Authentidate International AG and as well as of the University Clinics Bonn and Dresden. Dr. Hultzsch received his Ph.D. in physics from Johannes Gutenberg University in Mainz, Germany.

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

Dr. Meir Barel has served as a director since February 2004. Dr. Barel is the principal managing partner of STAR Ventures and the Vice Chairman of Alvarion Ltd. Dr. Barel has been active for more than 20 years in venture capital investments in Israel, the United States, Germany and other European countries. From 1986 until 1992, Dr. Barel served as investment manager and later managing partner of TVM Techno Venture Management GmbH & Co. KG, one of the largest venture capital companies in Germany. Dr. Barel established STAR at the beginning of 1992 with the objective of actively investing in Israel-related companies. Since then, STAR has made more than 180 investments and had over 55 exit transactions in the form of an IPO or sale to other corporations. Dr. Barel holds a master’s degree and a doctorate (Dr. Eng.) in Electrical Engineering from the Department of Data Communication at the Technical University in Aachen, Germany.

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

Mr. Jay Plawner joined us in 2004 as Director of Sales for Asia Pacific and Latin America. In September 2007, Mr. Plawner was appointed Senior Vice President Sales. Prior to joining us, Mr. Plawner held various managerial positions in sales and marketing in several high tech companies in Israel. His last position before joining RiT was as VP International Sales at Optibase Ltd. Mr. Plawner holds a B.Sc. in Electronics Engineering from Tel Aviv University.

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

Mr. Oded Nachmoni joined us as Senior Director of Product Management in June 2005. In 2005 Mr. Nachmoni was appointed Vice President of Marketing and Product Strategy. Prior to joining us, Mr. Nachmoni held positions of Director of Product Management, Business Development and Pre-Sales at ECtel Ltd. Previously, he served as Senior Vice President of Marketing and Sales at NetEye. Prior to that, Mr. Nachmoni filled a number of product management & system engineering positions at Telrad and the Israeli Ministry of Defense. Mr. Nachmoni holds a B.Sc. in Electrical Engineering from the Technion and an M.B.A., from Tel Aviv University.

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

Ms. Zafi Shatz joined us in June 2006 as Vice President Human Resources. Prior to joining us, Ms. Shatz held the position of Human Resources Director at Airspan Networks for four years and prior to that served as Human Resources Director in Flexlight Networks and Teva Pharmaceuticals. Ms. Shatz has a bachelor’s degree in Psychology & Sociology from Tel Aviv University where she also studied towards a M.Sc. degree in Organizational Behavior in the Tel Aviv University.

6.B.	Compensation

The aggregate direct remuneration paid to all our directors and officers as a group (consisting of 15 persons in 2007) for the year ended December 31, 2007 was approximately $1,300,000 compared with $1,148,000 in 2006 (the group consisted of 16 persons in 2006). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $230,000 which was set aside or accrued to provide retirement annuities or similar benefits. The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers. Our directors (who are not also officers) received no compensation in 2007, other than the options granted to such directors under our Director’s Share Incentive Plan or the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, described below. See “Item 7 – Major Shareholders and Related Party Transactions.”

In 2007, we granted options to purchase an aggregate amount of ordinary shares to our officers under the 2003 Plan at exercise prices ranging between $0.38 and $1.48 per share and no options were granted to our directors. The options expire on the tenth anniversary of the date of grant.

The following table summarizes information about all employee and non-employee stock options outstanding as of March 10, 2008:

	Options unexercised
	Number of Shares Unexercised at March 15, 2008:	Weighted Average Remaining Contractual Life
Exercise Prices (in $)		In years

0.37-0.38	26,000	6.75
1.05-1.60	646,367	6.21
1.61-1.86	276,500	7.65
2.58-2.75	269,000	6.93
2.82	150,000	6.69
3.15	28,000	7.30
3.69	6,000	3.01
7.38	4,000	2.06

	1,405,867

The aggregate number of options outstanding and exercisable within 60 days held by all our directors and officers as a group as of March 10, 2008, was 494,167 at exercise prices that range between $1.05 to $3.15 per ordinary share and with expiration dates that range between November 2008 and August 2016.

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

Pursuant to an amendment to the Companies Law, effective as of April 19, 2006, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” We have determined that Mr. Israel Frieder has the requisite “accounting and financial expertise” and that Mr. Hagen Hultzch has the requisite “professional qualifications.”

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

The duty of the audit committee under the Companies Law is to examine flaws in the business management of the company, including in consultation with the internal auditor and to suggest remedial measures to the board. Pursuant to NASDAQ’s corporate governance rules, all related party transactions must be approved by the audit committee (or another independent body of the board of directors). In addition, as more fully described under Item 10.B. below, the approval of the audit committee is required under the Companies Law to effect certain actions and transactions with office holders and interested parties. The audit committee may not approve such actions or transactions unless at the time of such approval the two external directors are serving as members of the audit committee and at least one of them is present at the meeting at which such approval is granted.

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

        The following table details certain data on the workforce (including temporary employees) of RiT and its consolidated subsidiaries for the periods indicated:

	As at December 31,
	2007	2006	2005

Approximate numbers of employees by geographic location
Israel	85	110	128
Europe, Middle East	10	10	6
United States	4	8	8
Total workforce	99	128	142
Approximate numbers of employees by category of activity
Research and development	31	39	47
Sales and marketing	38	50	47
Operations	16	23	28
Management and administrative	14	16	20
Total workforce	99	128	142

The sharp decrease in our workforce, from 128 employees in 2006 to 99 employees in 2007 relates to the work force reductions and cost cutting measures in the third quarter of 2007. The decrease in our workforce, from 142 employees in 2005 to 128 employees in 2006 relates to the work force reductions and cost cutting measures in the fourth quarter of 2005.

We consider our relations with our employees to be excellent and have never experienced a labor dispute, strike or work stoppage. Substantially all of our employees have employment agreements and none are represented by a labor union. Typically, the employment agreements provide for employees in Israel to receive an insurance policy known as “managers’ insurance” and a savings fund for professional enrichment. We also provide employees in Israel with long-term disability insurance.

We maintain an incentive plan for our marketing and sales personnel, pursuant to which monthly remuneration is based, in part, upon sales and margin quotas. In addition, marketing and sales personnel occasionally receive bonuses for special achievements.

Our Israeli employees are not party to any collective bargaining agreement. However, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists’ Association) that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Labor and Welfare. In addition, Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the workday, minimum daily wages for workers, procedures for dismissing employees, determination of severance pay, certain social contributions and other conditions of employment. See Note 4 to the Consolidated Financial Statements included elsewhere in this annual report.

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

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of March 10, 2008:

Name	Title/Office	No. of Ordinary Shares		As a % of Outstanding Ordinary Shares

Yehuda Zisapel	Chairman of the Board of Directors	2,767,735	(1)	18.5%

Doron Zinger	CEO and President			*

Simona Green	Vice President Finance			*

Jay Plawner	Senior Vice President Sales			*

Guy Shapira	Vice President Research and Development			*

Rafi Ben-Asher	Vice President Operations			*

Zafi Shatz	Vice President Human Resources			*

Oded Nachmoni	Vice President of Marketing and Product Strategy			*

Prof. Liora Katzenstein	Director			*

Hagen Hultzsch	Director			*

Israel Frieder	Director			*

Meir Barel	Director	798,001	(2)	5.4%

All directors and
executive officers as a
group		3,969,903		26.67%

* Less than 1%

(1) The aggregate number of options outstanding and exercisable within 60 days that are held by Yehuda Zisapel as of March 10, 2008 was 60,000 at exercise prices that range between $1.15 to $2.82 per ordinary share and expiration dates that range between January 2010 and December 2014.

(2) The aggregate number of options outstanding and exercisable within 60 days that are held by Meir Barel as of March 10, 2008 was 30,000 with an exercise price of $2.82 per ordinary share with an expiration date of December 2014.

Share Option Plans

In July 2003, we adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan. The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof, by providing them with opportunities to purchase our ordinary shares. The 2003 Plan is administered by the Share Incentive Committee. The exercise price and vesting schedule of options granted under the 2003 Plan are recommended by the Share Incentive Committee and approved by the board of directors, as specified in the grant letter issued by us to the grantee. Unless otherwise determined by the board of directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually. We have reserved 3,236,666 ordinary shares for the grant of options under the 2003 Plan, of which we have as of March 15, 2008 outstanding 1,257,534 options to purchase ordinary shares at a weighted exercise price of $1.41 per ordinary share.

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

In addition, in May 1999, we adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase our ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options. We have reserved 216,000 ordinary shares for the grant of options under the RiT Inc. Plan, of which we have outstanding as of March 15, 2008, 88,333 options to purchase ordinary shares at a weighted exercise price of $1.99 per ordinary share.

We still have 60,000 outstanding options that were granted under the RiT Directors’ Share Incentive Plan (1997), or the Directors’ Plan, which we adopted June 1997.

In 2007, we granted options to purchase an aggregate amount of 30,000 ordinary shares to one of our officers under the 2003 Plan at exercise price of $1.05 per share and no options were granted to our directors. The options expire on the sixth anniversary of the date of grant.

The following table summarizes information about all employee and non-employee stock options outstanding as of March 15, 2008:

	Options unexercised
	Number of Shares Unexercised at March 15, 2008:	Weighted Average Remaining Contractual Life
Exercise Prices (in $)		In years

0.37-0.38	26,000	6.75
1.05-1.60	646,367	6.21
1.61-1.86	276,500	7.65
2.58-2.75	269,000	6.93
2.82	150,000	6.69
3.15	28,000	7.30
3.69	6,000	3.01
7.38	4,000	2.06

	1,405,867

The aggregate number of options outstanding and exercisable within 60 days held by all our directors and officers as a group as of March 10, 2008, was 494,167 at exercise prices that range between $1.05 to $3.15 per ordinary share and with expiration dates that range between November 2008 and August 2016.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders,

We are not directly or indirectly owned or controlled by another corporation or by any foreign government.

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as March 10, 2008 (except as noted below) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Each ordinary share is entitled to one vote per share and none of our major shareholders has any different voting rights than any other shareholder. For additional information regarding ownership by all officers and directors, see “Item 6.E. – Share Ownership.”

Name	Number of Ordinary Shares Owned Excluding Options and Warrants	Number of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned as Percent of Total Shares[1]

Yehuda Zisapel[2]	2,505,949	2,747,735	18.44%

Zohar Zisapel[3]	1,776,271	1,877,164	12.72%

Dr. Meir Barel[4]	768,001	798,001	5.43%

Austin W. Marxe and David
M. Greenhouse[5]	2,688,243	3,241,818	21.31%

(1)	Based on 14,681,574 ordinary shares outstanding as of March 10, 2007.Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.
(2)	Includes 1,335,650 ordinary shares held of record by Retem Local Networks Ltd., of which Yehuda Zisapel is the beneficial owner.
(3)	Includes 403,571 ordinary shares and warrants to purchase 100,893 shares held of record by Lomsha Ltd., of which Zohar Zisapel is the beneficial owner.
(4)	As of December 31, 2006, based on a Schedule 13G/A filed by Dr. Meir Barel with the SEC on January 22, 2007.
(5)	As of December 31, 2006, based on a Schedule 13D/A filed by Austin W. Marxe and David M. Greenhouse with the SEC on January 10, 2007. The Schedule 13D/A indicates that Messrs. Marxe and Greenhouse share voting and dispositive power as to (i) 1,285,723 ordinary shares and 276,800 warrants owned by Special Situations Private Equity Fund, L.P., (ii) 1,174,300 ordinary shares and 232,500 warrants owned by Special Situations Technology Fund II, L.P. and (iii) 218,220 ordinary shares and 44,275 warrants owned by Special Situations Technology Fund, L.P. Messrs. Marxe and Greenhouse are members of MG Advisers L.L.C., the general partner of and investment adviser to Special Situations Private Equity Fund, L.P., and of SST Advisers, L.L.C., the general partner of and investment adviser to Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P.

Significant Changes in the Ownership of Major Shareholders

As previously announced, our principal shareholders, Yehuda Zisapel, Zohar Zisapel, the brother of Mr. Yehuda Zisapel, and Dr. Meir Barel informed us that they entered into an agreement for the sale of their entire shareholdings to Stins Coman Incorporated, or Stins Coman. Under the agreement, the selling shareholders agreed to sell to Stins Coman all of the 5,122,521 shares held by them (or their affiliates), representing approximately 34.9% of our outstanding share capital, for an aggregate purchase price of $4,405,368, or $0.86 per share, to be paid at the closing which has not occurred as of yet.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 10, 2008, there were 21 holders of record of our ordinary shares, of which record holders, holding approximately 71% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

We are not aware of any arrangements of the operation of which may at a subsequent date result in a change of our control.

7.B.	Related Party Transactions

The RAD-BYNET Group

Yehuda and Zohar Zisapel are our founders and principal shareholders. Yehuda Zisapel is a director and the Chairman of the Board of Directors. Zohar Zisapel was a director until November 30, 2003. One or both of Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and their respective subsidiaries and affiliates, are known as the "RAD-BYNET Group. See "Item 6 - Directors, Senior Management and Employees."

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

Certain companies in the RAD-BYNET Group provide mainly administrative services to us. We reimburse each of these companies for their costs in providing such services. In 2007, these services accounted for approximately $0.9 million. Some of these services are obtained through tenders to suppliers for the RAD-BYNET group as a whole, allowing us to benefit from the purchasing and bargaining power of a larger entity.

We also lease office, manufacturing and warehousing premises in Tel Aviv from an affiliate of our principal shareholders, Yehuda and Zohar Zisapel. The aggregate annual payments in 2007 to these related parties were approximately $433,000. A United States subsidiary of RAD-BYNET Group provides administrative services and leases premises in Mahwah, New Jersey, to RiT Technologies, Inc. The annual payments in 2007 were approximately $34,000.

We have a non-exclusive distribution arrangement with Bynet Applications for the distribution of our enterprise solutions in Israel. In 2007, sales through this arrangement were approximately $1.1 million.

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

See "Item 4.B.2 -Sales".

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

ITEM 9.	THE OFFER AND LISTING

9.A.	Share History

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on NASDAQ (in dollars).

	High	Low

2003 Full Year	1.99	0.63
2004 Full Year	3.40	1.10
2005 Full Year	4.50	2.22
2006 Full Year	2.93	0.8
First Quarter 2006	2.93	1.6
Second Quarter 2006	1.96	1.2
Third Quarter 2006	1.5	0.97
Fourth Quarter 2006	1.57	0.8
2007 Full Year	1.84	0.33
First Quarter 2007	1.84	1.2
Second Quarter 2007	1.76	1.21
Third Quarter 2007	1.67	0.87
Fourth Quarter 2007	1.19	0.33
September 2007	1.14	0.87
October 2007	1.19	0.59
November 2007	0.82	0.4
December 2007	0.51	0.33

January 2008	0.52	0.33
February 2008	0.85	0.38

On March 10, 2008, the last reported sale price of our ordinary shares on the NASDAQ was $0.61 per share.

Effective January 2004, our ordinary shares were transferred from the NASDAQ Global Market (formerly, NASDAQ National Market) to the NASDAQ Capital Market (formerly NASDAQ SmallCap Market). Our ordinary shares are currently traded on the NASDAQ Capital Market, under the symbol RITT.

On December 6, 2007, we received a NASDAQ Staff Deficiency Letter indicating that, for the 30 consecutive business days prior to the date of the letter, the bid price of our ordinary shares closed below the minimum bid price requirement of $1.00 per share. We generally have 180 calendar days, or until June 3, 2008, to regain compliance with such requirement

As of March 10, 2008, we had 14,681,574 ordinary shares outstanding.

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

Exculpation, Insurance and Indemnification of Office Holders

Exculpation of Office Holders

Under the Companies Law, an Israeli company may not exempt an office holder from liability for breach of his duty of loyalty, but may exempt in advance an office holder from liability to the company, in whole or in part, for a breach of his duty of care (except in connection with distributions), provided that the articles of association of the company allow it to do so. Our Articles of Association allow us to exempt our office holders from liability to the fullest extent permitted by law.

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

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with a Letter of Indemnification, substantially in the form approved by our shareholders in 2006 (See Exhibit 4.6 in Item 19). We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million including legal costs incurred.

Share Capital

Our share capital is divided into two classes of shares, par value NIS 0.10 per share: (i) ordinary shares, which entitle their holders to notice of and to participate in and to vote one vote per ordinary share at shareholder meetings, the right to receive dividends upon the declaration of dividends by the board of directors and the right to participate in the distribution of our assets upon liquidation; and (ii) deferred shares, which entitle their holders no rights other than the right to their par value upon our liquidation. The rights attached to any class may be modified or abrogated by a simple majority of the voting power represented at a shareholder meeting, in person or by proxy, and voting thereon, subject to the approval of a majority of the shares of such class present and voting at a separate class meeting.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder of the company. An acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company’s outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company’s outstanding shares will be acquired by the offer or and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

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

None

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 29% for the 2007 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

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

On February 26, 2008 the Israeli parliament approved an amendment to the Inflationary Adjustments Law that limits the applicability of such law so that it will cease to apply after the 2007 tax year

Law for the Encouragement of Capital Investments, 1959

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

The amendment applies to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to December 31, 2004 in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval

Law for the Encouragement of Industry (Taxes), 1969

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

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly

Capital Gains Tax

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

The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the different tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired by individuals prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (such as the NASDAQ), provided however that such capital gains are not derived from a permanent establishment in Israel that such shareholders did not acquire their shares prior to the issuer’s initial public offering and that such shareholders are not subject to the Inflationary Adjustments Law. In addition, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiary of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is withheld at the source at the following rates: (i) 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; (ii) 15%, if the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefiting Enterprise). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25% or 15% if the dividends are from income generated by an Approved Enterprise (or Benefiting Enterprise); however if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, and not more than 25% of our gross income consists of interest or dividends, then the maximum tax is 12.5% for a shareholder who is a U.S. corporation holding at least 10% of our issued voting power during the part of the taxable year preceding the date of payment of the dividend and during the whole of the prior taxable year.

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

We were not a PFIC for the fiscal year ended December 31, 2007. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we intend to file with the SEC, within 180 days after the end of each fiscal year, an annual report on Form 20-F containing consolidated financial statements which will be examined and reported on, with an opinion expressed, by an independent public accounting firm, as well as reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year, within 60 days after the end of each such quarter. We have received an exemption from the NASDAQ Stock Market, Inc. from the requirement to distribute an annual report to our shareholders, but we have undertaken to post a copy of our annual report on Form 20-F on our website, www.rittech.com, after filing it with the SEC.

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

Impact of Inflation and Currency Fluctuations

Most of our revenues are denominated in U.S. dollars or are U.S. dollar-linked. We collect a portion of our revenues in Europe in Euros while most purchases of materials and components, and most marketing costs, are denominated in U.S. dollars or U.S. dollar-linked. The currency of the primary economic environment in which our operations are conducted is, therefore, the U.S. dollar, which is our functional currency.

Since we pay the salaries of our Israeli employees in NIS, the U.S. dollar cost of our operations is influenced mainly by the extent to which inflation in Israel is (or is not) offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. Inflation in Israel will have a negative effect on our profits from contracts under which we are to receive payment in U.S. dollars or are U.S. dollar-linked NIS while incurring expenses in NIS, unless such inflation is offset on a timely basis by a devaluation of the NIS in relation to the U.S. dollar.

For some time, until 1997, inflation in Israel exceeded the devaluation of the NIS against the U.S. dollar and we experienced increases in the U.S. dollar cost of our operations in Israel. This trend was reversed in 1997 and has continued in reverse for every year thereafter until the present. In 2007, there was a decrease in value of the U.S. dollar in relation to the NIS of approximately 9% and the rate of inflation was 2.4%. This devaluation of the dollar together with the fact that we incur a material portion of our expenses in NIS had an adverse effect on our results in 2007. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro continues to rise in value relative to the U.S dollar, our business and financial condition could be negatively impacted.

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

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our principal financial officer, our VP Finance, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act. These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and VP Finance, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and VP Finance as of December 31, 2007. Based upon that evaluation, our management, including our CEO and VP Finance, concluded that our disclosure controls and procedures are effective.

Internal control over financial reporting

We performed an evaluation of the effectiveness of our internal control over financial reporting that is designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Our management recognizes that there are inherent limitations in the effectiveness of any system of internal control over financial reporting, including the possibility of human error and the circumvention or override of internal control. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation, and may not prevent or detect all misstatements. Further, because of changes in conditions, the effectiveness of internal control over financial reporting may vary over time.

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and VP Finance, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2007 is effective.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2006	2007

Audit Fees Billed (1)	$121,932	$121,276
Tax Fees (2)	5,000	20,000
All Other Fees	-	-

Total	126,932	141,276

(1)	Audit fees consist of services that have been provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to services performed by the tax division for tax compliance and advice.

The audit committee of our board of directors approves all audit, audit-related, tax and other services to be provided by KPMG prior to any engagement.

ITEM 16D.	EXEMPTIONS FROM LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2006 and 2007	F-3

Consolidated Statements of Operations for the Years
ended December 31, 2005, 2006 and 2007	F-4

Statements of Changes in Shareholders' Equity and Comprehensive
Income (Loss) for the Years ended December 31, 2005, 2006 and 2007?	F-5

Consolidated Statements of Cash Flows for the Years
ended December 31, 2005, 2006 and 2007	F-6

Notes to the Consolidated Financial Statements	F-7

ITEM 19.	EXHIBITS

(b)	List of Exhibits

1.1	Memorandum of Association. (1)

1.2	Articles of Association. (2)

2.1	Form of Share Certificate Representing Ordinary Shares. (3)

4.1	Lease agreements with related parties and executive summaries thereof. (4)

4.2	RiT Technologies Ltd. 2003 Share Option Plan (5) and Amendment No. 1 (6) and Amendment No. 2 thereto.

4.3	Form of Letter of Indemnification. (7)

8.1	List of Subsidiaries. (8)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Vice President Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Vice President Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Somekh, Chaikin, Independent Registered Public Accounting Firm.

(1) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2002, filed with the SEC on June 30, 2003.
(2) Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed on the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 8, 2006.
(3) Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed with the SEC on July 26, 1997.
(4) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC on June 24, 2004. (File No. 0-29360).
(5) Incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed on with the SEC July 26, 2004.
(6) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 29, 2007.
(7) Incorporated by reference to Annex B to the Registrant’s Proxy Statement filed on the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 8, 2006.
(8) Incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F for the Year ended December 31, 2004, filed with the SEC on March 30, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD. By: /s/ Doron Zinger —————————————— Doron Zinger President and Chief Executive Officer

March 28, 2008

RiT Technologies Ltd. and its

Consolidated Subsidiaries

Financial Statements

December 31, 2007

RiT Technologies Ltd.
and its Consolidated Subsidiaries

Consolidated Financial Statements as of December 31, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and Subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s Board of Directors and of its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RiT Technologies Ltd. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel, March 27, 2008

RiT Technologies Ltd.
and Subsidiaries

Consolidated Balance Sheets

	December 31

	2007	2006

	US$ thousands	US$ thousands

Assets
Current Assets (Note 8A)
Cash and cash equivalents	3,850	6,515
Trade receivables, net	4,536	4,485
Other current assets	370	474
Inventories	3,684	7,567

Total Current Assets	12,440	19,041

Other Assets
Assets held for severance benefits (Note 4)	1,713	1,919

Property and Equipment (Note 3)
Cost	3,376	2,942
Less - accumulated depreciation	2,734	2,141

	642	801

Total Assets	14,795	21,761

Liabilities and Shareholders’ Equity
Current Liabilities
Trade payables	3,838	6,107
Other payables and accrued liabilities (Note 8A5)	2,459	2,088

Total Current Liabilities	6,297	8,195

Liability in respect of employees’ severance benefits (Note 4)	2,178	2,398

Total Liabilities	8,475	10,593

Commitments and Contingencies (Note 5)

Shareholders’ Equity (Note 6)
Share capital*	389	388
Treasury stock	(27)	(27)
Additional paid-in capital	32,580	32,127
Accumulated deficit	(26,622)	(21,320)

Total Shareholders’ Equity	6,320	11,168

Total Liabilities and Shareholders’ Equity	14,795	21,761

*	Ordinary Shares – NIS 0.1 par value

Authorized shares: 39,979,990 as of December 31, 2007 and 2006; issued 14,698,574 and 14,658,573 as of December 31, 2007 and 2006, respectively (including 17,000 of which are held by a subsidiary) and outstanding 14,681,574 and 14,641,573 as of December 31, 2007 and 2006, respectively.

Deferred Shares – NIS 0.1 par value
Authorized shares: 20,230, issued and outstanding 17,030 shares as of December 31, 2007 and 2006.

Director	President and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31

	2007	2006	2005

	US$ thousands	US$ thousands	US$ thousands

Sales (Notes 8B1)	23,369	25,092	27,852

Cost of sales (Note 5A and 8B2)	14,156	12,942	12,923

Gross profit	9,213	12,150	14,929

Operating expenses:

Research and development, gross	4,722	4,325	4,212
Less – royalty-bearing participation (Note 5A)	(110)	(128)	(119)

Research and development, net	4,612	4,197	4,093

Sales and marketing	7,633	7,735	7,624

General and administrative	2,334	2,177	2,007

Total operating expenses	14,579	14,109	13,724

Operating income (loss)	(5,366)	(1,959)	1,205

Financing income, net (Note 8B3)	64	237	198

Income (loss) before income tax expense	(5,302)	(1,722)	1,403

Taxes on income (Note 7)	-	-	-

Net income (loss) for the year	(5,302)	(1,722)	1,403

Net income (loss) per share (Note 2P):
Basic net income (loss) per ordinary share (US$)	(0.36)	(0.12)	0.10

Diluted net income (loss) per ordinary share (US$)	(0.36)	(0.12)	0.09

Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	14,670,175	14,628,856	14,288,900

Weighted average number of ordinary shares used to compute diluted net income (loss) per ordinary share	14,670,175	14,628,856	15,459,384

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

	Share capital							Accumulated other comprehensive income (loss)
							Additional paid-in capital
	Deferred shares	Ordinary shares	Treasury Stock	Deferred shares	Ordinary shares	Treasury Stock			Accumulated deficit	Total

	Number of shares			US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Balance as of January 1, 2005	17,030	14,019,339	17,000	*	374	(27)	30,610	(14)	(20,543)	10,400

Changes during 2005
Exercise of options	-	283,592	-	-	7	-	540	-	-	547

Exercise of warrants	-	107,143	-	-	2	-	185	-	-	187

Net income for the year	-	-	-	-	-	-	-	-	1,403	1,403
Net unrealized change on available for sale securities	-	-	-	-	-	-	-	(25)	-	(25)

Total comprehensive income	-	-	-	-	-	-	-	-	-	1,378

Balance as of December 31, 2005	17,030	14,410,074	17,000	*	383	(27)	31,335	(39)	(19,140)	12,512
Transition adjustment from applying SAB 108 (**)	-	-	-	-	-	-	-	-	(458)	(458)

Adjusted balance as of December 31, 2005	17,030	14,410,074	17,000	*	383	(27)	31,335	(39)	(19,598)	12,054

Changes during 2006
Exercise of options	-	231,499	-	-	5	-	292	-	-	297

Stock compensation expense	-	-	-	-	-	-	500	-	-	500

Net loss for the year	-	-	-	-	-	-	-	-	(1,722)	(1,722)
Net realized change on available for sale securities	-	-	-	-	-	-	-	39	-	39

Total comprehensive loss	-	-	-	-	-	-	-	-	-	(1,683)

Balance as of December 31, 2006	17,030	14,641,573	17,000	*	388	(27)	32,127	-	(21,320)	11,168

Changes during 2007
Exercise of options	-	40,001	-	-	1	-	45	-	-	46

Stock compensation expense	-	-	-	-	-	-	408	-	-	408

Net loss for the year and total comprehensive loss	-	-	-	-	-	-	-	-	(5,302)	(5,302)

Balance as of December 31, 2007	17,030	14,681,574	17,000	*	389	(27)	32,580	-	(26,622)	6,320

*	An amount less than $1 thousand
**	See Note 2S.

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31

	2007	2006	2005

	US$ thousands	US$ thousands	US$ thousands

Net income (loss) for the year	(5,302)	(1,722)	1,403
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Severance pay benefits, net	(14)	(23)	11
Net realized loss on marketable securities	-	26	-
Depreciation and write off	653	266	180
Stock compensation expense	408	500	-

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	(51)	240	(349)
Decrease (increase) in other current assets	104	(191)	275
Decrease (increase) in inventories	3,661	(2,466)	1,447
Increase (decrease) in accounts payable and accruals:
Trade	(2,246)	2,921	(1,672)
Other	371	(592)	255

Net cash provided by (used for) operating activities	(2,416)	(1,041)	1,550

Investing
Proceeds from sale of marketable securities	-	519	-
Purchase of property and equipment	(295)	(482)	(368)

Net cash provided by (used for) investing activities	(295)	37	(368)

Financing
Short-term bank credits, net	-	-	(2,467)
Proceeds from exercise of options	46	297	547
Proceeds from exercise of warrants	-	-	187

Net cash provided by (used for) financing activities	46	297	(1,733)

Net decrease in cash and cash equivalents	(2,665)	(707)	(551)
Cash and cash equivalents, beginning of year	6,515	7,222	7,773

Cash and cash equivalents, end of year	3,850	6,515	7,222

Non cash investing activities:
Purchase of property and equipment	14	37	121

Cash paid during the year for:
Interest	29	52	22

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

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

In May 1997, the Company incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd. (the “Israeli subsidiary”), intended to make various investments including in securities. As at the balance sheet date, the Israeli subsidiary holds part of the Company’s outstanding shares. As of December 31, 2007 the Israeli subsidiary is inactive.

Note 2 – Significant Accounting Policies

The financial statements are presented in accordance with United States generally accepted accounting principles (GAAP).

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

Amounts in the financial statements representing the dollar equivalent of balances denominated in other currencies do not necessarily represent their real or economic value and such amounts may not necessarily be exchangeable for dollars.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

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

The balance sheet allowance for doubtful accounts for all periods through December 31, 2007 is determined as a specific amount for those accounts, the non-collection of which is probable.

F.	Inventories

Inventories are stated at the lower of cost or net realizable value, except for raw materials where market is replacement cost. Cost is determined as follows:

Raw materials – on the “moving average” basis.
Work in process and finished products:
Costs in inventory include direct materials, labor and overhead incurred.
Labor and overhead – on the basis of actual manufacturing costs.

Inventory write-downs are provided to cover technological obsolescence, excess inventories, discontinued products and market prices lower than cost.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 2 – Significant Accounting Policies (cont’d)

G.	Assets held for severance benefits

Assets held for employees severance benefits represent mainly cash surrender managers’ insurance policies that are recorded at their current redemption value.

H.	Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repair expenses are charged to operations as incurred.

Depreciation is recorded using the straight-line method based on the estimated useful lives of the assets, and commences once the assets are ready for their intended use.

Annual rates of depreciation are as follows:

%

Research and development equipment	25
Manufacturing equipment	15 – 20
Office furniture and equipment	7 – 33
Leasehold improvements	*

* Over the shorter of the relevant lease period or their useful lives (mainly at 25%)

I.	Revenue recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection of the resulting receivable is reasonably assured.

Most of the Company’s sales are sold through distributors, OEM partners, as well as through value added resellers, system integrators and installers. These distribution channels are the Company’s end users and therefore sales occur when products are sold to these channels.

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

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 2 – Significant Accounting Policies (cont’d)

J.	Research and development costs

Research and development costs are charged to the statements of operations as incurred.

K.	Government grants

When the Government of Israel has approved a grant for research and development (see Note 5A) the grants are recognized as receivables as and when the related research and development costs are incurred.

The grants are reflected as a reduction of research and development expenses. Royalty expenses in respect of such grants are classified as part of cost of sales when the related sales are recognized.

L.	Allowance for product warranty

It is the Company’s policy to grant a warranty for certain products. The balance sheet provision for warranties for all periods through December 31, 2007 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

The following are the changes in liability for product warranty:

US$ (thousands)

Balance at December 31, 2005	88
Warranties for systems sold	86
Lapsed warranties and change of estimate related to systems sold before 2006	(78)
Lapsed warranties and change of estimate related to systems sold during 2006	(16)
Warranty costs incurred (actual warranty claims)	(20)

Balance at December 31, 2006	60
Warranties for systems sold	134
Lapsed warranties and change of estimate related to systems sold before 2007	(4)
Lapsed warranties and change of estimate related to systems sold during 2007	(6)
Warranty costs incurred (actual warranty claims)	(79)

Balance at December 31, 2007	105

M.	Stock option plans

At December 31, 2007, the Company has several employee compensation plans, which are described more fully in Note 6. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations as permitted by Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Effective January 1, 2006, the Company adopted the fair value recognition method in SFAS 123R, Share-Based Payment using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement 123R. Results for prior periods have not been restated.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 2 – Significant Accounting Policies (cont’d)

M.	Stock option plans (cont’d)

Certain of the Company’s option awards are subject to graded vesting over a service period. In those cases, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The Company applies the fair value-based method of accounting set forth in Statement 123R and EITF Issue No. 96–18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services” to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees since the options are fully vested.

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

Year ended December 31 2005

US$ thousands

Net income as reported	1,403
Add: Stock-based employees compensation expense included in reported net income (loss)	-

Deduct: Total stock-based employees compensation expenses under fair value based method for all awards	(498)

Net income - pro forma	905

Basic net income per share as reported (US$)	0.10

Diluted net income per share as reported (US$)	0.09

Pro forma basic and diluted net income per share (US$)	0.06

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 2 – Significant Accounting Policies (cont’d)

M.	Stock option plans (cont’d)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the share is the market value of such shares at the date of issuance.

2.	Dividend yield of zero percent for all relevant periods.

3.	Risk free interest rates are as follows:

Year ended December 31%

2007	4.51
2006	4.80
2005	4.37

4.	Expected term of 4 years for each option granted.

5.	Expected volatility of 68.7% for the year ended December 31, 2007 (79% and 85.6% for the years ended December 31, 2006 and 2005, respectively).

The exercise price for options granted to employees generally at not less than the value of the Company’s ordinary shares at the date of grant.

N.	Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets in accordance with the provisions of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment charges were recorded during 2005 and 2006. In 2007 as a result of change in development strategy the Company wrote off certain redundant development property and equipment in the amount of $257 thousand.

O.	Deferred income taxes

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

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 2 – Significant Accounting Policies (cont’d)

P.	Income (loss) per share

Basic income (loss) per share is computed by dividing net income (loss) available to common shareholders by the weighted average number of ordinary shares outstanding for the period. Diluted income (loss) per share reflects the effect of ordinary shares issuable upon exercise of stock options and warrants. The ordinary stock equivalent of anti-dilutive securities (as of December 31, 2007 –1,467,234 stock options and 1,116,031 warrants; as of December 31, 2006 – 1,216,233 stock options and 1,116,031 warrants; as of December 31, 2005 - 403,785 stock options and no warrants) is not included in the computation of diluted earnings (loss) per share.

Q.	Information about geographical areas

Disclosure about segments of an enterprise and related information requires the disclosure of information about geographical areas. Company sales as reported to management are divided into geographical areas based on the location of customers. This information is provided in Note 8B1.

R.	Treasury Shares

Holdings of the Company’s shares by a consolidated subsidiary are presented as treasury stock, and are excluded from the calculation of income (loss) per share.

S.	Staff Accounting Bulletin No. 108 (SAB 108)

The Company’s accounting policy prior to 2006 with regards to quantification and evaluation of misstatements was based on the rollover method, whereby, the Company had assessed misstatements primarily from an income statement perspective.

Upon adoption of SAB 108 in 2006, the Company determined that errors relating to non-refundable tax advances payments that had been recorded as other receivables and which were deemed to be immaterial under the Company’s previous error assessment methodology, were material in 2006 under the dual method provisions of SAB 108. The error resulted from the inadvertent recording of such non-refundable tax advance as other receivables on the balance sheet rather than as a charge to the statements of operations. In accordance with SAB 108, the Company has adjusted its opening accumulated deficit as at January 1, 2006 with respect to these tax advance payments that previously have been recorded in other receivables at the amount of $458 thousand and eliminated the balance in other receivables.

T.	Recently adopted Accounting Pronouncements

In July 2006, the FASB issued Financial Accounting Standards Interpretation (FIN) No. 48, “Accounting for Uncertainty in Income Taxes”. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109. FIN 48 prescribes a recognition and measurement method of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. The Company and its subsidiaries adopted FIN 48 on January 1, 2007. Additional disclosures required under FIN 48 are included in Note 7H.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 2 – Significant Accounting Policies (cont’d)

U.	Recently issued Accounting Pronouncements

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurement (Statement 157). Statement 157 defines fair value, establishes a framework for the measurement of fair value, and enhances disclosures about fair value measurements. The Statement does not require any new fair value measures. The Statement is effective for fair value measures already required or permitted by other standards for fiscal years beginning after November 15, 2007. The Company is required to adopt Statement 157 beginning on January 1, 2008. Statement 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In February 2008, the FASB approved FSP FAS 157-2, which grants a one-year deferral of Statement 157’s fair-value measurement requirements for nonfinancial assets and liabilities, except for items that are measured or disclosed at fair value in the financial statements on a recurring basis. The Company is currently evaluating the impact of adopting Statement 157 on its consolidated results of operations and financial position.

In February 2007, the FASB issued FASB Statement No. 159 (“SFAS No. 159”), The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115, which permits entities to choose to measure many financial instruments at fair value. The Statement allows entities to achieve an offset accounting effect for certain changes in fair value of certain related assets and liabilities without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the effect, if any, that the adoption of SFAS No. 159 will have on its future consolidated results of operations and financial condition.

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. RIT is currently evaluating the impact of adopting Statement 141R and Statement 160 on its results of operations and financial position.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 3 – Property and Equipment

Property and equipment, net, consist of the following:

	December 31

	2007	2006

	US$ thousands	US$ thousands

Cost
Research and development equipment	1,370	1,001
Manufacturing equipment	516	459
Office furniture and equipment	1,317	1,249
Leasehold improvements	173	233

	3,376	2,942

Less accumulated depreciation
Research and development equipment	1,126	674
Manufacturing equipment	401	361
Office furniture and equipment	1,065	913
Leasehold improvements	142	193

	2,734	2,141

	642	801

Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $396 thousand, $266 thousand and $180 thousand, respectively. During the year ended December 31, 2007, an amount of $222 thousand was reclassified from inventories to property and equipment.

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

Severance pay expense for the years ended December 31, 2007, 2006 and 2005 was $580 thousand, $630 thousand and $479 thousand, respectively.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

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

As of December 31, 2007, total obligation payable to the OCS, including interest to date at the above rate, amounted to approximately $1,061 thousand.

Royalties expenses to the OCS are classified as part of cost of sales (see Note 8B2).

B.	Lease commitments

1.	Premises occupied by the Company and the US subsidiary are rented under various operating leases with related parties (see Note 9) and others.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha’ayin expire in December 2009 and June 2008, respectively. The lease agreement for the premises in New Jersey is month-to-month and can be terminated upon 30 days notice. The lease agreement for the representative office in Beijing, China, expires in December 2008. The lease agreement for the representative office in Moscow expires in March 2008. Minimum future rental payments due under the above leases (except for New Jersey), at rates in effect on December 31, 2007, assuming no options are exercised, are as follows:

Year ending December 31	US$ thousands

2008	411
2009	359

770

Part of the lease agreements in Israel are secured by a bank guarantee in the amount of $24 thousand.

Lease expense was $612 thousand, $574 thousand and $543 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 5 – Commitments and Contingencies (cont’d)

B.	Lease commitments (cont’d)

2.

The Company has several operating leases in respect of motor vehicles. These lease agreements expire on various dates to 2010. Minimum future lease payments due under the above leases on December 31, 2007, assuming no options are exercised, are as follows:

Year ending December 31	US$ thousands

2008	333
2009	127
2010	26

486

Lease expense was $461 thousand, $422 thousand and $379 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

C.	Other commitments

As of December 31, 2007, bank guarantees in the amount of $386 thousand have been issued, for letter of credit, performance guarantee and customs duty on importation.

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

The Company undertakes to enter into an indemnification agreement with each of the Company’s present and future serving directors and officers.

The indemnification covers certain events and shall be no greater than the amount of coverage available to the Company’s applicable liability insurance policy in effect at the time.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 6 – Shareholders’ Equity

A.	Share options

1.	RiT Technologies Ltd. 2003 Option Plan

On July 20, 2003, the Board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan (“The 2003 Plan”), pursuant to which an aggregate of 2,736,666 Ordinary shares of the Company have been reserved for the grant of options under the 2003 Plan together with the former Key Employee Share Incentive Plan (1996) and the Directors Share Incentive Plan.

On October 19, 2003, the Board of Directors approved the grant of 30,000 options to a director at an exercise price of $1.85 vesting in equal amounts over three years. The grant of these options was ratified by the shareholders at the Annual shareholders’ Meeting on December 1, 2003.

On November 4, 2005, the Board of Directors approved the grant of 210,000 options to the Company’s directors at an exercise price of $2.82 and vested one third on February 2, 2004 and one third every year thereafter. The grant of these options was ratified by the shareholders at the Annual Meeting in December 2005.

On February 1, 2006, the Board of Directors of the Company resolved to reserve 500,000 additional shares for the grant of options under the 2003 Plan. The resolution was ratified by the shareholders at the Annual Shareholders’ Meeting on April 5, 2006.

As of December 31, 2007, the number of options granted under the 2003 Plan is 2,468,175 options and the number of options outstanding under the 2003 Plan 1,316,901 options. As of December 31, 2007, 1,655,532 options are available for future grant.

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

Options under the RiT Inc. Plan expire after 10 years from the date of grant or five years from the date of grant for individuals who own stock comprising more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or the parent. These options vests annually in equal amounts over a period of 3-4 years.

In January and October 2001, the Board of Directors resolved to reserve additional options to purchase ordinary shares in the amount of 50,000 and 80,000 respectively, for use in the RiT Inc. Plan.

As of December 31, 2007, the number of options granted under the RiT Inc. Plan is 325,000 options and the number of options outstanding under the RiT Inc. Plan is 90,333 options. As of December 31, 2007, 85,666 options are available for future grant.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 6 – Shareholders’ Equity (cont’d)

A.	Share options (cont’d)

3.	RiT Directors’ Share Incentive Plan (1997)

In June 1997, the RiT Directors’ Share Incentive Plan (1997) (the “Directors’ Plan”) was adopted by the Board.

On October 10, 2001, the Board of Directors of the Company resolved to reserve 110,000 additional shares. At that date, 210,000 options were granted to certain directors at an exercise price of $1.15 and vested in equal amounts over three years.

Commencing with adoption of The 2003 Plan, the Company ceased to grant options under the Directors Plan. As of December 31, 2007, the number of options outstanding under the Directors plan is 60,000 options.

4.	Stock Options granted under the Employees’ and Non-employee’s Share Option Plans are as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value

		US$	US$

Options unexercised as of January 1, 2005	2,197,033

Granted	323,000	2.66	1.27
Exercised	(283,592)	1.85	1.31
Expired	(60,000)	7.06	5.13
Forfeited	(71,742)	2.53	1.42

Options unexercised as of December 31, 2005	2,104,699

Granted	563,300	1.56	0.81
Exercised	(231,499)	1.28	0.89
Expired	(456,691)	2.03	0.86
Forfeited	(348,876)	2.19	0.81

Options unexercised as of December 31, 2006	1,630,933

Granted	153,500	1.29	0.73
Exercised	(40,001)	1.12	0.72
Expired	(10,000)	2.05	1.55
Forfeited	(267,198)	1.65	1.00

Options unexercised as of December 31, 2007	1,467,234

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 6 – Shareholders’ Equity (cont’d)

A.	Share options (cont’d)

4.	Stock Options granted under the Employees’ and Non-employee’s Share Option Plans are as follows: (cont’d)

The options under the various stock option plans were granted at an exercise price equal or greater than market price. Accordingly, no compensation expense was previously recognized under APB 25. As a result of adopting SFAS 123(R) on January 1, 2006, compensation expense was recorded for periods subsequent thereto. Total cost of share-based payments in the amount of approximately $408 thousand was recognized in the statement of operation in 2007 ($500 thousand for the year ended December 31, 2006).

At December 31, 2007, total compensation cost related to option awards not yet recognized amount to $224 thousand and will be recognized in the statements of operations during fiscal years 2008 – 2010.

The following table summarizes information about stock options outstanding as of December 31, 2007:

	Options outstanding			Options exercisable

	Number of shares unexercised as of December 31 2007	Weighted average remaining contractual life	Average exercise price	Number of exercisable shares as of December 31 2007	Average exercise price
Rates of exercise
prices in US$		In years	US$		US$

0.38	6,000	9.83	0.38	-	0.38
1.05 - 1.60	690,367	6.65	1.28	541,197	1.28
1.61 - 1.86	313,867	7.89	1.86	146,664	1.86
2.58 - 2.75	269,000	7.13	2.58	181,000	2.58
2.82	150,000	6.90	2.82	150,000	2.82
3.15	28,000	7.51	3.15	18,667	3.15
3.69	6,000	3.22	3.69	6,000	3.69
7.38	4,000	2.26	7.38	4,000	7.38

	1,467,234			1,047,528

At December 31, 2007, options with an average exercise price of $2.54 were exercisable for 1,047,528 shares (at December 31, 2006, options with an average exercise price of $2.56 were exercisable for 850,200 shares).

Weighted average exercise prices for the options outstanding at December 31, 2007 and 2006 were $1.86 and $1.86, respectively.

Weighted average remaining contractual life of outstanding options at December 31, 2007 was 7.03 years and the intrinsic value as of December 31, 2007 is 0.

The Black-Scholes assumptions used in valuing the options are presented in Note 2M.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 6 – Shareholders’ Equity (cont’d)

A.	Share options (cont’d)

4.	Stock Options granted under the Employees’ and Non-employee’s Share Option Plans are as follows: (cont’d)

A summary of the status of the Company nonvested shares as of December 31, 2006 and changes during the year ended December 31, 2007 is presented below:

Nonvested shares	Shares	Weighted Average grant Date Fair value

Nonvested at December 31, 2006	780,733	1.25
Granted	153,500	0.73
Vested	(323,000)	1.35
Forfeited	(191,527)	1.06

Nonvested at December 31, 2007	419,706

5.	Options to non-employees

The Company applies the fair value-based method of accounting set forth in SFAS 123R to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees since the options are fully vested. The Company granted a total of 29,500 options during the years 2003-2007. Such options granted to non-employees were granted as part of The 2003 Plan.

B.	Warrants to investors

As part of an agreement for a private placement signed on June 21, 2004, the Company issued to the investors warrants to purchase up to 1,266,032 Ordinary shares at an exercise price of $1.75 per share. The warrants are exercisable until June 21, 2009. As of December 31, 2007, 150,001 of these warrants had been exercised.

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

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 6 – Shareholders’ Equity (cont’d)

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

The distribution of cash dividends out of retained earnings as of December 31, 2007, would subject the Company to a 25% tax in respect of the income from which it was distributed, according to the terms of the tax exemption due to its “approved enterprise” status, as explained in Note 7B.

The Company has decided not to distribute the said tax exempt income as dividends. In the event of a dividend distribution as above, the tax amount would be charged as an expense in the statement of operations.

See also Note 7B1(b).

Note 7 – Taxes on Income

A.	Israel tax reform

As of January 1, 2003, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”)

1.	Rates

a.	Pursuant to the above Law the Company is entitled to tax benefits relating to investments in “Approved Enterprises” in accordance with letters of approval received.

A major part of the production facilities of the Company has been granted the status of an “Approved Enterprise” under the above Law.

Income arising from the Company’s “Approved Enterprise” is subject to zero tax rates commencing in the year in which the “Approved Enterprise” first earns taxable income under the “Alternative Benefit Method” and reduced tax rates based on the level of direct or indirect ownership for specific period. The period of benefits in respect of most of the Company’s production facilities will terminate in the years 2007 – 2011 (the period of benefits in respect of the first approval was terminated in 2005). No new approvals have been received since 1997.

The duration of tax benefits, for each of the programs is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval, as an “Approved Enterprise” under the Law.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 7 – Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”) (cont’d)

1.	Rates (cont’d)

b.

In the event of distribution by the Company of a cash dividend out of its retained earnings that were taxed at a zero rate due to the “Approved Enterprise” status, the Company would be subjected to 25% corporate tax on the amount distributed, and the recipients would have to pay 15% tax (to be withheld at source) on the amounts of such distribution received by them.

The Company has no intention to pay a dividend in the foreseeable future and, additionally, there is a tax strategy available whereby a distribution in liquidation will not create additional taxes for the Company.

c.

Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rate - 29% for the tax year ended December 31, 2007. Due to tax loss carryforwards, the Company does not anticipate any taxable income from such sources.

d.

On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005. This Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate was 31%, in 2007 the tax rate is 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Real capital gains are subject to tax of 25%. These rates are used in the computation of the gross deferred tax assets.

2.	Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years, in respect of property and equipment of an “Approved Enterprise”. The Company has not utilized this benefit to date.

3.	Conditions for entitlement to the tax benefits

Entitlement to the tax benefits of the Company’s “Approved Enterprise” status is dependent upon the Company complying with the conditions stipulated by the Law and the regulations published thereunder, as well as the criteria set forth in the approval for the specific investment in the Company’s “Approved Enterprise”.

In the event of failure to comply with these conditions, the tax benefits may be canceled and the Company may be required to refund the amount of the canceled benefits, with the addition of linkage differences and interest.

As of the date of these financial statements, the Company believes it is in compliance with these conditions, although no benefits have been utilized by the Company to date.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 7 – Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the “Law”) (cont’d)

4.	Amendments to the Law

On March 30, 2005, the Israeli Parliament approved a reform of the above Law. The primary changes are as follows:

a.

Companies that meet the criteria of the Alternate Path of tax benefits will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Companies will be required to notify the Israeli Tax Authorities regarding the implementation of the Alternative Path of tax benefits. Audit of such eligibility will be the responsibility of the Income Tax Authorities and would occur as part of the income tax audit. Request for pre-ruling is possible.

b.	Tax benefits of the Alternate Path include lower tax rates or no tax depending on the area and the path chosen, lower tax rates on dividends and accelerated depreciation.

c.	In order to receive the tax benefits in the Grant Path or the Alternate Path, the “Industrial Company” must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;

2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;

3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

d.	Upon the establishment of an “Approved Enterprise”, an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

e.

For an expansion, a company is required to invest within three years the higher of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

The amendments to the Law do not retroactively apply for investment programs having an “Approved Enterprise” approval certificate from the Investment Center issued up to December 31, 2004. Therefore, the amendments do not impact an existing “Approved Enterprise” that received prior written approval. The new tax regime shall apply for a new “Approved Enterprise” and for an “Approved Enterprise” expansion for which the first year of benefits is 2004 and thereafter. The Company has not applied for approvals pursuant to the amendments to the Law.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 7 – Taxes on Income (cont’d)

C.	Measurement of results for tax purposes under the Income Tax Inflationary Adjustments Law (“the Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, until December 31, 2007 the Company’s results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) - 2008 (“the 2008 Amendment”) was passed by the Knesset. According to the 2008 Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions.

Further, according to the 2008 Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carryforwards will no longer be linked to future changes in the CPI, such that these amounts will continue to be linked only to the CPI as of the end of the 2007 tax year and will not be linked to CPI changes after this date.

D.	Tax benefits under the Law for Encouragement of Industry (Taxation), 1969

The Company believes that it currently qualifies as an “Industrial Company” under the above law. As such it is entitled to certain tax benefits, mainly the right to deduct share issuance costs over three years for tax purposes in the event of a public offering, and to amortize know-how acquired from a third party over eight years for tax purposes. The Company utilizes certain such provisions in its tax filings.

E.	Tax assessment and tax loss carryforwards

The Company has not received final tax assessments since its incorporation. In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2003 tax year can be regarded as final. The Company’s Israeli tax loss carryforwards are approximately $29,129 thousand as of December 31, 2007, and can be carried forward indefinitely against future taxable income.

The US subsidiary is taxed under the US Federal and State tax rules. The US subsidiary’s tax loss carryforwards amounted to approximately $4,883 thousand as of December 31, 2007. Such losses are available to offset any future US taxable income of the US subsidiary and will expire in the years 2008 - 2027. No final tax assessments have been received by the US subsidiary.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 7 – Taxes on Income (cont’d)

F.	Deferred tax assets and liabilities

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31

	2007	2006

	US$ thousands	US$ thousands

Deferred tax assets:
Allowance for doubtful accounts	6	90
Severance pay	116	119
Vacation pay	128	177
Research and development	101	126
Tax loss carryforwards	8,624	6,417

Total gross deferred tax assets	8,975	6,929

Valuation allowance	(8,975)	(6,929)

Net deferred tax assets	-	-

The net change in valuation allowance for each of the years ended December 31, 2007, 2006 and 2005, was an increase of $2,046 thousand, $160 thousand and a decrease of $450 thousand, respectively.

Deferred tax assets for future benefits are included where their realization is more likely than not. Because of history of taxable losses, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets. As such, the Company has recorded a full valuation allowance in regard of all its tax loss carryforwards as well as for other deductible temporary differences at December 31, 2007 and 2006.

G.	Income (loss) before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense

The components of income (loss) before income tax expense are as follows:

	Year ended December 31

	2007	2006	2005

Israel	(5,200)	(2,058)	1,521
United States	(102)	336	(118)

Income (loss) before income tax expense	(5,302)	(1,722)	1,403

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 7 – Taxes on Income (cont’d)

G.	Income (loss) before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense (cont’d)

A reconciliation of the theoretical income tax expense, assuming all income (loss) is taxed at the Israeli statutory income tax rate of 29% for the year ended December 31, 2007, 31% for the year ended December 31, 2006 and 34% for the year ended December 31, 2005, and the actual income tax expense, is as follows:

	Year ended December 31

	2007	2006	2005

	US$ thousands	US$ thousands	US$ thousands

Income (loss) before income tax expense	(5,302)	(1,722)	1,403

Theoretical income tax expense at Israeli statutory tax rates	(1,538)	(534)	477
Non-deductible expense	58	34	41
Stock compensation expense	118	155	-
Change in valuation allowance	2,046	160	(450)
Adjustments arising from differences on the basis of measurement for tax purposes and for financial reporting purposes and other**	(684)	185	(68)

Income tax expense for the reported year	-	-	-

	29%	31%	34%

**

Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company, and the exchange rate of Israeli currency relative to the dollar.

H.	Accounting for uncertainty in income taxes

The Company and its subsidiaries adopted the provisions of FIN 48 as of January 1, 2007, and there was no material effect on the financial statements. As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48.

The total amount of gross unrecognized tax benefits as of January 1, 2007, was $0.6 million. There was no change in the unrecognized tax benefits during the 12 months ended December 31, 2007. The entire balance of the unrecognized tax benefits, if recognized, would not affect the effective tax rate as this amount would be offset by compensating adjustments in the Company’s deferred tax assets that would be subject to a valuation allowance based on the conditions existing at the Company’s reporting date.

The Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months.

The Company and its subsidiaries account for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007, and for the twelve-month period ended December 31, 2007, no interest and penalties related to unrecognized tax benefits had been accrued.

The Company and its subsidiaries file income tax returns in Israel and in the U.S. The Israeli tax returns of the Company and its Israeli subsidiary are open to examination by the Israeli Tax Authorities for the tax years beginning in 2004. The U.S. tax returns of the U.S. subsidiary are open to examination by the U.S. tax authorities for tax years beginning in 2004.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 8 – Supplementary Financial Statements Information

A.	Balance Sheets

1.	Cash and cash equivalents

Comprised of:

	December 31

	2007	2006

	US$ thousands	US$ thousands

Cash and deposits (1)	3,850	6,515

(1)	The deposits are in US dollars and bearing an average annual interest of 4.8% per annum (2006 – 5.1% per annum).

Line of credit

On May 16, 2007, the Company signed a credit line agreement with a bank for an amount of up to $2,000,000. The interest rate for each amount drawn from the credit line will be determined on the withdrawal date.

The line of credit is conditional upon the Company’s compliance with the following requirements:

1.	a floating charge on all assets

2.	total shareholders’ equity will not be less than $3 million and not less than 35% of the Company’s total balance sheet assets and

3.	total working capital, calculated as trade receivables and inventory less accounts payables, will not be less than $3 million

The credit line expires on January 31, 2008, and subsequent to balance sheet date, a credit line for an amount up to $1,000,000 was extended until February 2008.

2.	Trade receivables, net

Trade receivables, net, consist of the following:

	December 31

	2007	2006

	US$ thousands	US$ thousands

Trade receivables	4,559	4,795
Less allowance for doubtful accounts (*)	(23)	(310)

	4,536	4,485

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 8 – Supplementary Financial Statements Information (cont’d)

A.	Balance Sheets (cont’d)

2.	Trade receivables, net (cont’d)

*	The following are the changes in the allowance for doubtful accounts:

US$ thousands

Balance as of January 1, 2005	430
Additions	9
Deductions	(13)
Write-downs charged against the allowance	-

Balance as of December 31, 2005	426
Additions	50
Deductions	(13)
Write-downs charged against the allowance	(153)

Balance as of December 31, 2006	310
Additions	23
Deductions	(50)
Write-downs charged against the allowance	(260)

Balance as of December 31, 2007	23

3.	Other current assets

Other current assets consist of the following:

	December 31

	2007	2006

	US$ thousands	US$ thousands

Receivables from the Government of Israel:
OCS	24	116
Value added tax authorities	147	179
Prepaid expenses	111	65
Other	88	114

	370	474

4.	Inventories

Inventories consist of the following:

	December 31

	2007	2006

	US$ thousands	US$ thousands

Raw materials and subassemblies	942	2,510
Work in process	296	621
Finished products	2,446	4,436

	3,684	7,567

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 8 – Supplementary Financial Statements Information (cont’d)

A.	Balance Sheets (cont’d)

5.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31

	2007	2006

	US$ thousands	US$ thousands

Employees and employee institutions	1,076	1,302
Government of Israel:
OCS in respect of royalty payments	136	20
Accrued expenses	1,141	687
Provision for product warranty	105	60
Other	1	19

	2,459	2,088

6.	Monetary balances in non-dollar currencies

	December 31, 2007

	Israeli currency	Other non-dollar currencies

	US$ thousands	US$ thousands

Current assets	610	305
Current liabilities	1,435	205

	December 31, 2006

	Israeli currency	Other non-dollar currencies

	US$ thousands	US$ thousands

Current assets	872	437
Current liabilities	1,510	282

The preceding tables reflect the exposure of the Company’s monetary balances in non-dollar currencies to the effect of changes in the rate of exchange of the NIS or other non-dollar currencies, to the dollar at the indicated balance sheet dates.

7.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, accounts receivable and accounts payable and accruals.

In view of their short-term nature, the fair value of financial instruments is approximate to their carrying value.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 8 – Supplementary Financial Statements Information (cont’d)

B.	Statements of operations

1.	Sales (1)

(a)	Classification of sales by geographical destination:

	Year ended December 31

	2007	2006	2005

	US$ thousands	US$ thousands	US$ thousands

United States	6,764	10,292	6,888
Europe	8,289	12,280	18,143
Israel	1,565	1,318	1,699
Latin America	3,092	21	392
Asia Pacific	3,289	1,060	254
Africa	370	121	476

	23,369	25,092	27,852

(1)	Sales are attributed to geographical areas based on location of customers.

(b)	Sales by major product lines:

	Year ended December 31

	2007	2006	2005

	US$ thousands	US$ thousands	US$ thousands

Enterprise Solution	20,015	23,388	18,083
Carrier Solution	3,354	1,704	9,769

	23,369	25,092	27,852

(c)	Principal customers:

During fiscal year 2007, Company’s sales to customers exceeding 10% of total sales were: $5,328 thousand (during fiscal year 2006 - $6,944 thousand; and during fiscal year 2005 – $5,295 thousand).

Customers who accounted for over 10% of the total consolidated revenue:

	Year ended December 31

	2007	2006	2005

Customer	%	%	%

A		12.53	-
B	10.60	15.15	-
C		-	19.01
D	12.20	-	-

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 8 – Supplementary Financial Statements Information (cont’d)

2.	Cost of sales

Cost of sales consists of the following:

	Year ended December 31

	2007	2006	2005

	US$ thousands	US$ thousands	US$ thousands

Payroll and related benefits	1,272	1,303	1,211
Materials consumed	6,887	9,683	7,229
Subcontracted work	1,776	3,102	1,599
Royalties to the OCS	117	168	688
Write-down of inventories	* 1,764	1,028	1,187
Other production costs	817	541	408

	12,663	15,825	12,322
Decrease (increase) in inventories	1,523	(2,883)	601

	14,156	12,942	12,923

*	Following sales weaker than originally projected, especially of the Carrier products, the Company wrote-off excessive and slow-moving inventories.

3.	Financing income, net

Financing income, net, consists of the following:

	Year ended December 31

	2007	2006	2005

	US$ thousands	US$ thousands	US$ thousands

Expenses:
Realized loss on marketable securities, net	-	(26)	-
Interest on short-term credits and bank charges	(59)	(30)	(34)
Exchange translation (expenses) income, net	18	56	(35)

	(41)	-	(69)
Income:
Interest from banks and others	105	237	267

Financing income, net	64	237	198

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2007

Note 9 – Related Parties Balances and Transactions

Related parties are comprised of companies held by common shareholders.

All transactions with related parties were in the ordinary course of business and at terms comparable to those applied to transactions with other customers or suppliers and are mainly sales of the Company’s products, purchases from related parties, human resource and administrative services received and leasing of premises occupied by the Company and the US subsidiary (See Note 5B).

A.	Balances with related parties

	December 31

	2007	2006

	US$ thousands	US$ thousands

Accounts receivable:
Trade	485	418

Accounts payable:
Trade	-	4
Other	56	11

B.	Income from or expenses to related parties

	Year ended December 31

	2007	2006	2005

	US$ thousands	US$ thousands	US$ thousands

Income:
Sales	1,118	976	1,262
Costs and expenses:
Purchases	-	16	43
Services	92	204	49
Research and development costs	256	362	238
Sales, marketing, general and administrative expenses	561	519	561

	-	40	5

C.	Purchases of property and equipment

Exhibit Index

Exhibit Number	Document Name

1.1	Memorandum of Association. (1)

1.2	Articles of Association. (2)

2.1	Form of Share Certificate Representing Ordinary Shares. (3)

4.1	Lease agreements with related parties and executive summaries thereof. (4)

4.2	RiT Technologies Ltd. 2003 Share Option Plan (5) and Amendment No. 1 (6) and Amendment No. 2 thereto.

4.3	Form of Letter of Indemnification. (7)

8.1	List of Subsidiaries. (8)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Vice President Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Vice President Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Somekh, Chaikin, Independent Registered Public Accounting Firm.

(1) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2002, filed with the SEC on June 30, 2003.
(2) Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed on the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 8, 2006.
(3) Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed with the SEC on July 26, 1997.
(4) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC on June 24, 2004. (File No. 0-29360).
(5) Incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed on with the SEC July 26, 2004.
(6) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 29, 2007.
(7) Incorporated by reference to Annex B to the Registrant’s Proxy Statement filed on the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 8, 2006.
(8) Incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F for the Year ended December 31, 2004, filed with the SEC on March 30, 2004.