Form 20-F
period 2008-12-31
RIT TECHNOLOGIES LTD
filed 2009-03-30
CIK 1041844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008.

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

Simona Green, VP Finance
RiT Technologies Ltd.
24 Raoul Wallenberg Street, Tel Aviv, Israel
Tel: +972-3- 7664249
Fax: +972-3- 7664249
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares,	NASDAQ Capital Market
NIS 0.1 par value per share

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2008, the issuer had 20,835,420 ordinary shares outstanding (excluding 17,000 ordinary shares held as treasury shares).

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP

☐ International Financial Reporting Standards as issued by the International Accounting Standards Board

☐ Other

        If “Other” has been checked in response to the previous question indicate by check mark which financial statements the registrant has elected to follow:

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

Part I

Item 1	Identity of Directors, Senior Management and Advisors	6

Item 2	Offer Statistics and Expected Timetable	6

Item 3	Key Information	6
A	Selected Financial Data	6
B	Capitalization and Indebtedness	8
C	Reasons for the Offer and Use of Proceeds	8
D	Risk Factors	8

Item 4	Information on the Company	16
A	History and Development of the Company	16
B	Business Overview	17
C	Organizational Structure	23
D	Property, Plants and Equipment	25

Item 4A	Unresolved Staff Comments	25

Item 5	Operating and Financial Review and Prospects	25
A	Operating Results	25
B	Liquidity and Capital Resources	32
C	Research and Development, Patents and Licenses	33
D	Trend Information	34
E	Off-Balance Sheet Arrangements	34
F	Tabular Disclosure of Contractual Obligations	34

Item 6	Directors, Senior Management and Employees	35
A	Directors and Senior Management	35
B	Compensation	37
C	Board Practices	47
D	Employees	40
E	Share Ownership	41

Item 7	Major Shareholders and Related Party Transactions	42
A	Major Shareholders	42
B	Related Party Transactions	43
C	Interests of Experts and Counsel	45

Item 8	Financial Information	45
A	Consolidated Statements and Other Financial Information	45
B	Significant Changes	45

Item 9	The Offer and Listing	45
A	Offer and Listing details	45
B	Plan of Distribution	46
C	Markets	46
D	Selling Shareholders	46
E	Dilution	46
F	Expenses of the Issue	46

Item 10	Additional Information	46
A	Share Capital	46
B	Memorandum and Articles of Association	46
C	Material Contracts	51
D	Exchange Controls	51
E	Taxation	51
F	Dividends and Paying Agents	58
G	Statements by Experts	58
H	Documents on Display	58
I	Subsidiary Information	58

Item 11	Quantitative and Qualitative Disclosures about Market Risk	58

Item 12	Description of Securities Other Than Equity Securities	59

Part II

Part III

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to:

—	“we”, “us”, “our”, “RiT”, the “Registrant” or the “Company” refer to RiT Technologies Ltd. and its wholly- owned subsidiaries;

—	“dollars” or “$” are to United States Dollars

—	“NIS” are to New Israeli Shekels, the currency of the State of Israel;

—	“Companies Law” or the “Israeli Companies Law” are to the Israeli Companies Law, 5759-1999;

—	“SEC” are to the United States Securities and Exchange Commission;

—	“STINS” or “STINS COMAN” are to STINS COMAN Incorporated, a Russian corporation headquartered in Moscow, Russia, and which is our largest shareholder; and

—	“enterprise” and “carrier”” relate to the sectors we formerly identified as “datacom” and “telecom.”

Statements made in this annual report concerning the contents of any contract, agreement or other document are summaries of such contracts, agreements or documents and are not complete descriptions of all of their terms. If we filed any of these documents as an exhibit to this annual report or to any registration statement or annual report that we previously filed, you may read the document itself for a complete description of its terms, and the summary included herein is qualified by reference to the full text of the document which is incorporated by reference into this annual report.

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

Cautionary Statement Concerning Forward-Looking Statements

Statements in this annual report that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

—	expectations as to the timing of profitability, and the adequacy of our cash balances and cash flow from operations to support our operations for specified periods of time;

—	expectations as to the timing of raising additional financing;

—	statements as to expected sales, operating results and certain expenses, including research and development and sales and marketing expenses;

—	expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;

—	expectations that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders;

—	estimates of the impact of changes in currency exchange rates on our operating results;

—	expectations as to the adequacy of our inventory of critical components and finished products;

—	expectations that our markets will grow;

—	expectations that our products will remain accepted within their respective markets and will not be replaced by new technology;

—	expectations that competitive conditions within our markets will not change materially or adversely;

—	expectations that we will retain key technical and management personnel;

—	expectations that our recent change in control and changes in management will not be disruptive to our business;

—	expectations that our forecasts will accurately anticipate market demand;

—	expectations as to the adequacy of our manufacturing facilities and the timing of any expansion;

—	our inability to satisfy Nasdaq's requirements for continued listing; and

—	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new Israeli tax and corporate legislation may have on our operations.

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

We have derived the following selected consolidated balance sheet data as of December 31, 2007 and 2008, and the selected consolidated operating data for the years ended December 31, 2006, 2007, and 2008 from our audited consolidated financial statements and notes included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have derived the selected consolidated balance sheet data as of December 31, 2004, 2005, and 2006 and the selected consolidated operating data for the years ended December 31, 2004, and 2005 from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

Effective January 1, 2006, our financial results have been reported in accordance with Financial Accounting Standards Board (FASB) Statement No. 123 (Revised), Share-Based Payment. The total compensation expense recorded in accordance with SFAS 123R for the year ended December 31, 2008 was approximately $271,000 ($408,000 for the year ended December 31, 2007). See Note 6 to our Consolidated Financial Statements included elsewhere in this annual report.

You should read the following selected consolidated financial data together with “Item 5. – Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(in thousands, except per share data)

Sales	$22,556	$23,369	$25,092	$27,852	$18,427

Cost of sales	11,080	14,156	12,942	12,923	10,066

Gross profit	11,476	9,213	12,150	14,929	8,361

Operating expenses:
Research and development, gross	3,781	4,722	4,325	4,212	3,767
Less - royalty-bearing participation	104	110	128	119	286

Research and development, net	3,677	4,612	4,197	4,093	3,481
Sales and marketing	6,351	7,633	7,735	7,624	6,165
General and administrative	2,718	2,334	2,177	2,007	1,719

Total operating expenses	12,746	14,579	14,109	13,724	11,365

Operating income (loss)	(1,270)	(5,366)	(1,959)	1,205	(3,004)

Financial income, net	52	64	237	198	29

Net income (loss) for the year	$(1,218)	$(5,302)	$(1,722)	$1,403	$(2,975)

Net Income (Loss) Per Share

Basic net income (loss) per
ordinary share	$(0.07)	$(0.36)	$(0.12)	$0.10	$(0.27)

Diluted net income (loss) per
ordinary share	$(0.07)	$(0.36)	$(0.12)	$0.09	$(0.27)

Weighted average number of
ordinary shares used to compute
basic net income (loss) per
ordinary share	16,485,578	14,670,175	14,628,856	14,288,900	11,174,865

Weighted average number of
ordinary shares used to compute
diluted net income (loss) per
ordinary share	16,485,578	14,670,175	14,628,856	15,459,384	11,174,865

Balance Sheet Data

	Year Ended December 31,
	2008	2007	2006	2005	2004

Working capital	$8,975	$6,143	$10,846	$12,345	$10,481
Total assets	16,836	14,795	21,761	20,715	22,232
Share capital and additional
paid-in capital	37,213	32,942	32,488	31,691	30,957
Shareholders' equity	$9,373	$6,320	$11,168	$12,054	$10,400

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

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

Although we reported a profit in 2005, we incurred operating and net losses from fiscal year 2002 through 2004 and in 2006, 2007 and 2008, and we may incur losses in the future. As of December 31, 2008, our accumulated deficit was $27.8 million. We will need to generate revenues as well as manage our costs to obtain profitability. Our revenues may not grow or continue at their current level. In addition, in order to meet expanding sales and operations requirements, our expenses may increase. As a result, net cash outflows may continue for the near term, and we may again incur net operating losses. If our revenues do not increase, or if our expenses increase at a greater pace than our revenues, profitability may not be achieved or sustained. We may not be able to sustain or increase profitability on a quarterly or annual basis. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses.

Severe global economic conditions may materially adversely affect our business.

The economic outlook for 2009 has worsened significantly, including in our largest market, Europe, and the global economic recession appears set to continue for some time. During the current global economic slowdown, many companies have reduced expenditures, and adverse economic conditions may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition. We are currently unable to predict how long the recession will last or the full extent of its effects on our operating results and financial condition.

We may need to raise additional financing in the future. If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

On December 31, 2008, we had cash and cash equivalents of approximately $6.1 million. Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter depending on the timing of orders and deliveries, and the payment terms offered to our customers. Although we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least March 2010, we may need to raise additional funds in the future in order to satisfy our working capital, capital expenditure requirements and growth strategy. If we are unable to raise additional financing when needed on terms favorable to us, our operations and growth strategy will be materially adversely affected. If additional funds are raised through the issuance of equity securities, the percentage ownership of then current shareholders would be diluted.

We have experienced in the past, and may experience in the future, a decrease in our sales.

The sales of our enterprise sales solutions decreased in 2008 by more than 5% compared with year 2007 and by more than 19% compared with year 2006. There is no assurance that we will be able to return and achieve the same or higher levels of enterprise sales in the future. The sales of our carrier business solutions increased in 2008 by 8% compared with year 2007. Although the carrier sales improved in 2008, there is no assurance that we will be able to return and achieve the same levels of carrier sales in the future.

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

Certain of our distributors are permitted to sell competing products or solutions, and there can be no assurance that any of them will continue, or prioritize, marketing and supporting our products or solutions. Certain of our distributors are the only entities engaged in the distribution of our products or solutions in their respective geographical areas. In addition to the independent distributors mentioned above, we also have strategic alliances and relationships with four major cabling companies: Panduit, Brand-Rex (acquired by The Gores Group LLC), Belden/CDT (previously known as Nordx) and ADC (previously known as Krone). We are highly dependent upon their acceptance of, and active marketing and sales efforts relating to, our products and solutions.

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

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as the SiteWiz™ solution we introduced in 2008 and the Paladin™ product we introduced in 2009. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer. For example, we have recently launched a strategic new product family, Paladin™, which offer solutions for real-time, active environment and security management, and marks our entrance to a new business line which we call Environment and Security Management. There is no assurance that the market or demand for Paladin™ will develop as rapidly as we expect or at all, or even if such market develops, that we will be successful in marketing and selling Paladin™ and growing revenues to justify our investments.

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

Our future performance depends in large part on the continued service of our key technical, sales and management personnel. None of our key personnel is bound by an employment agreement requiring service for any defined period of time. If we are unable to retain members of our management and key employees, we must successfully manage transition and replacement issues that may result from such departures. Our future performance also depends on our ability to attract skilled personnel in the future. There can be no assurance that we will be successful in attracting, training, assimilating or retaining, on a timely basis and at a reasonable cost, all the personnel that we may require, or that we will not encounter difficulties as we integrate new personnel into our operations. Our inability to integrate such personnel into our operations or to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our profitability could suffer if third parties infringe upon our proprietary technology or if our products infringe on the intellectual property rights of others.

Our success is highly dependent upon our proprietary technology. We rely upon a combination of patents, patent applications, contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products, systems and technologies. We hold patents on our Patch-View and PairView technologies and some of our cabling products. These patents expire in 2025, 2015 and 2024, respectively. We also have several patents and design patents pending on our new products. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain suppliers and customers with access to sensitive information. There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development or sale by others of our technology or of products or solutions with features based upon, or otherwise similar to, our own.

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

We are subject to regulations requiring the use of “environmentally friendly” materials in equipment, including the 2006 European Community directive, also known as the RoHS directive, under which producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding any relevant set maximum concentration values, on the market in the European Union. We are dependent on our suppliers for components and sub-system modules to comply with these requirements. Specifically, our inability or failure to comply with these regulations may restrict us from conducting certain business in the European Union or elsewhere and could have a material adverse affect on our results of operations. To our knowledge, compliance with environmental laws and regulations has had no material effect on our operations to date. However, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party damage or personal injury claims, if we were to breach environmental laws, if our products were found not to comply with environmental laws or if we become subject to newly enacted environmental laws and regulations in the markets in which we operate.

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

If we fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, it could have a material adverse effect on our business, operating results, investor confidence and stock price.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404, which apply to our financial statements beginning with year 2007, have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not yet been audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Changes in exchange rates between currencies may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or are dollar-linked. We collect a portion of our revenues in Europe in Euros while most purchases of materials and components, and most marketing costs, are denominated in dollars or dollar-linked. We incur a material portion of our expenses, principally salaries and related personnel expenses, in Israel, in NIS. As a result, we are exposed to several risks, including that either the NIS or the Euro may increase in value relative to the dollar. If either of such events occurs, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured results of operations will be adversely affected. For example, in 2008, on average yearly basis, there was a decrease of approximately 13% in value of the dollar in relation to the NIS and there was an increase of approximately 7% in the value of the dollar in relation to the Euro. This devaluation of the dollar together with the fact that we incur a material portion of our expenses in NIS had a material adverse effect on our results in 2008. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro continues to rise in value, relative to the dollar, our business and financial condition could continue to be negatively impacted.

Recent changes in our senior management may cause uncertainty in, or be disruptive to, our business.

We have recently experienced significant changes in our senior management. In June 2008, in connection with the acquisition of our control by STINS COMAN, Messrs. Sergey Anisimov and Boris Granovsky joined our Board of Directors, replacing Messrs. Yehuda Zisapel and Meir Barel. Mr. Anisimov was appointed Chairman, replacing Yehuda Zisapel who served as our Chairman since 1989. In addition, Mr. Avi Kovarsky has been appointed as our Chief Executive Officer, replacing Mr. Doron Zinger, who served as our Chief Executive Officer since June 2005. In addition, during 2008, several other individuals joined and left our senior management. The difficulties inherent in transitioning the Company under the leadership of new management, particularly a new Chief Executive Officer, and assimilating new management personnel into our corporate culture, may be disruptive to our business, and, during the transition period, there may be uncertainty among investors, vendors, employees and others concerning our future direction and performance.

Risks Related to our Relationship with STINS COMAN

STINS COMAN beneficially owns approximately 59.8% of our ordinary shares and may therefore be able to control the outcome of matters requiring shareholder approval.

As of March 15, 2009, STINS COMAN beneficially owned 59.8% of our outstanding ordinary shares. Accordingly, STINS COMAN therefore has, subject to special approvals required by Israeli law for transactions involving controlling shareholders, sufficient voting power to elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors), control our management, and approve or reject any merger or similar transaction. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price. In addition, the market price of our ordinary shares may be adversely affected by events relating to STINS COMAN that are unrelated to us.

We may be affected by transactions with STINS COMAN.

We are engaged and may in the future engage in transactions with STINS COMAN or its affiliates. In particular, STINS COMAN is our non-exclusive distributor in the Commonwealth of Independent States market, or CIS market, for our enterprise products since 1994 and for our carrier products since the end of 2008. We believe that such transactions are beneficial to us and are, or will be, conducted upon terms, which are no less favorable to us than would be available to us from unaffiliated third parties. However, you should be aware that STINS COMAN could, subject to compliance with provisions of Israeli law concerning related-party transactions, exercise their influence over our affairs in their own interest. See “Item 7.B. –Related Party Transactions.”

Some members of our board of directors may have conflicts of interest with us.

Two of the members of our board of directors are executive officers of STINS COMAN. These individuals may have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of the business of STINS COMAN and RiT and could favor STINS COMAN in negotiations or relationships between STINS COMAN and us.

Risks Related to Our Ordinary Shares

Our share price has decreased significantly and could continue to fluctuate significantly.

The market price for our ordinary shares has been volatile. The market price for our ordinary shares had a historical downward trend from 2000 until 2003 and during the past two years. Although prices were relatively more stable from 2003 to 2006, there can be no assurance that the volatility and downward trend will not continue. If revenues or earnings in any quarter fail to meet the investment community’s expectations, there could be an immediate impact on our share price. Our share price may also be affected by broader market trends or the economic and political situation in the Middle East and worldwide. A substantial decrease in market price of our ordinary shares could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

We may not satisfy the NASDAQ Capital Market’s requirements for continued listing. If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ, under the symbol RITT. To continue to be listed on the NASDAQ, we will need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares, or MVPHS, of at least $1 million and stockholders’ equity of at least $2.5 million. On December 6, 2007, we received a NASDAQ Staff Deficiency Letter indicating that, for the 30 consecutive business days prior to the date of the letter, the bid price of our ordinary shares closed below the minimum bid price requirement of $1.00 per share. In light of a general temporary suspension by NASDAQ of the enforcement of the minimum bid price requirement, we currently have until September 2, 2009 to regain compliance with such requirement.

In August 2008, our shareholders authorized our board of directors to effect a reverse share split of all of our ordinary shares at a ratio not to exceed one-for-eight. Our board of directors currently intends to effect a reverse share split only if it believes that a decrease in the number of shares outstanding is likely to improve the trading price of our ordinary shares and only if it believes it will be necessary in order to continue our listing on the NASDAQ.

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

As of March 10, 2009, we had approximately 20.9 million ordinary shares issued and outstanding and approximately 3.0 million of additional ordinary shares which are issuable upon exercise of outstanding options and warrants and an additional 1.3 million ordinary shares were reserved for issuance pursuant to options which may be granted under our stock option plans. Sales of the ordinary shares previously issued in private placements, sales of the ordinary shares issuable upon exercise of the warrants or options, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities at acceptable prices. A substantial decrease in the market price of our ordinary shares could also discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and the Arab countries in the region. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since October 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Since June 2007, thousands of missiles have been fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and the Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Any future armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations. In addition, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities. These restrictive laws and policies may harm the expansion of our business. We cannot predict whether or not a full resolution of these problems will be achieved, the nature of any such resolution, or any consequences that any of these factors may have on the Israeli economy or us.

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

We are entitled to receive certain tax benefits under Israeli law for investment programs in our production facilities that are designated as “Approved Enterprises”. To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits could have a material adverse effect on our business, financial condition, and results of operations. To date, we have not utilized such benefits. For more information about Approved Enterprises, see “Item 10.E. –Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959” below and Note 7(B) to the Consolidated Financial Statements included elsewhere in this annual report.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, known as the Chief Scientist, for research and development programs and we may apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including paying royalties with respect to grants received. If we fail to comply with these conditions in the future, sanctions might be imposed on us, such as the grants could be cancelled and we could be required to refund any payments previously received under these programs. Any products developed with these grants are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee and pay increased royalties. In addition, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel. The Government of Israel has reduced the grants available under the Chief Scientist’s program in recent years, and this program may be discontinued or curtailed in the future. If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Chief Scientist, see “Item 5.C. – Research and Development, Patents and Licenses” below.

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

Corporate History and Details

RiT Technologies Ltd. was incorporated in Israel and commenced operations in 1989. We are a company limited by shares and operate under Israeli law. The principal legislation under which we operate is the Companies Law, which replaced most of the provisions of the Companies Ordinance effective as of February 1, 2000. Our main offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, telephone number +972-3-645-5151. Our address on the Internet is http://www.rittech.com. The information on our website is not incorporated by reference into this annual report.

Our agent in the United States is RiT Technologies, Inc., which was incorporated in 1993 under the laws of the State of New Jersey and is located at 900 Corporate Drive, Mahwah, New Jersey 07430, telephone number +1-201-512-1970. Our U.S. subsidiary is primarily engaged in the selling and marketing of our products in the Unites States.

We became a publicly-traded company on the NASDAQ Global Market (formerly known as the NASDAQ National Market), traded under the symbol RITT upon our initial public offering on July 22, 1997. The listing of our shares was transferred to the NASDAQ Capital Market (formerly knows as the NASDAQ SmallCap Market) on January 12, 2004, and we are still traded under the symbol RITT. On December 6, 2007, we received a NASDAQ Staff Deficiency Letter indicating that, for the 30 consecutive business days prior to the date of the letter, the bid price of our ordinary shares closed below the minimum bid price requirement of $1.00 per share. On March 24, 2009, we were notified by NASDAQ that, in light of a general temporary suspension of the bid rule, the date on which must regain compliance with the bid rule was extended to September 2, 2009.

Major Business Developments

In June 2008, STINS COMAN acquired 5,122,521 ordinary shares held by some of our affiliates, representing approximately 34.9% of our outstanding shares, for an aggregate purchase price of $4,405,368, or $0.86 per share. At that time, STINS COMAN also acquired, through a partial tender offer, a total of 1,027,815 ordinary shares, representing approximately 7.0% of our outstanding shares, at $0.86 per share, such that at such time STINS COMAN beneficially owned an aggregate of 6,150,336 shares, representing approximately 41.9% of our outstanding shares. For more information, see “Item 7A – Major Shareholders.” In September 2008, we completed a private placement transaction in which we issued to STINS COMAN 6,153,846 of our ordinary shares at $0.65 per share, for aggregate proceeds of $4 million. For more information, see “Item 7B – Related Party Transactions.” As a result of these transactions, as of March 15, 2009, STINS COMAN owns 12,471,242 of our outstanding ordinary shares. During 2008, we also experienced substantial changes in our management team in connection with the aforesaid transaction and we recorded a one time expense in the amount approximately $0.3 million. For more information, see “Item 6A – Directors and Senior Management.”

In January 2009, we launched a strategic new product family, Paladin™, which offer solutions for real-time, active environment and security management, and marks our entrance to a new business line which we call Environment and Security Management. The Paladin solution, which is primarily based on technology from one of our business partners, is comprised of both hardware and software components. The hardware includes a family of controllers that can interface with and manage a wide variety of sensors and can be used to monitor a facility from the environment, safety and physical security aspects. The software includes a management system that is able to centrally manage a large number of geographically distributed controllers and provide the user with the ability to view the output of the different controllers, configure various thresholds and business rules and define various actions to be taken as a result of the controller’s input. The innovative Paladin solutions are designed for active monitoring and real-time analysis of a premises’ temperature, power usage, physical access and many other environmental and security parameters. Taking a preventive rather than a reactive approach, the system consists of both software and hardware components, and is designed to interface fully and easily with the sensors and equipment of other vendors. Paladin can be deployed in a broad variety of mission-critical environments, such as datacenters, communications rooms, remote unmanned stations and other facilities and can be used by utilities, telecommunications service providers, military/governmental installations, and other types of organizations. Its scalable modular architecture enables Paladin to grow with the installation, if required.

For a discussion of other important events in the development of our business, see below under “–Business Overview–Overview.”

Principal Capital Expenditure and Divestitures

During 2008, our capital expenditures totaled approximately $0.1 million (compared to $0.3 million during 2007 and $0.5 million during 2006), all of which was used for machinery, computers and research and development equipment purchases. Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress.

During 2006 and 2008, we did not make any significant divestitures. In 2007, as a result of a change in our development strategy, we wrote off certain redundant development property and equipment in the amount of $0.26 million.

4.B.	Business Overview

Overview

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

In 2008, we introduced the SiteWiz™ solution. SiteWiz™ is a software-only solution based on the foundation of the PatchView™  software (PV4E) but does not include any hardware or cabling components that are part of the PatchView™  solution. This means that in order to install SiteWiz the customer needs to perform only a software installation process. SiteWiz™ is mainly intended to help RIT penetrate additional market segments that are not addressed by PatchView™ today. The first such segment is customers with existing infrastructure installations that would like to introduce infrastructure management but without changing or affecting the already installed infrastructure (a change required in order to install a management solution such as PatchView). The second segment is that of customers that are unable to or are not interested in investing in the full PatchView solution.

During 2008, we introduced additional features that were incorporated into the PV4E and SiteWiz solutions, including cable infrastructure management feature that allows the user to document the passive cabling infrastructure in detail; additional capabilities to our automatic discovery module such as generic IP phone support and multi-NIC device support; and extended out support for smart power strips, cabinets and blade servers enhancing our customers ability to effectively manage their network assets.

In January 2008, we also launched a new product that complement PV4E and SiteWiz, the Report Center, a flexible and friendly report management solution that allows the users to create their own reports and easily distribute them in the organization.

Carrier Solutions

In the carrier field, our solutions enable reliable mass verification and qualification by telcos to reduce operational costs, increase customer satisfaction and increase revenues in order to compete with other access providers of infrastructure and databases, such as wireless providers.  In 1996, we introduced PairView™, a comprehensive outside plant management and qualification system. The PairView™ system enables the telcos to achieve greater operational efficiencies by identifying, recording and testing of the connectivity routing of local loop pairs – the telephone lines – and updating the telcos’ database, leading to significant savings and better control over their wire line infrastructure.

In 2003, we introduced PairQ™, which addressed the requirements of the market of digital subscriber line, or DSL services, by enabling the transfer of high bandwidth communication on plain old telephone lines. Since not every telephone line can support these advanced services, telcos need to pre-qualify the line. The PairQ system enables accurate, easy, and fast mass DSL pre-qualification, which is an important component in large-scale DSL deployment. The system can also determine the possible supported bit rate packages for the telco to provide varying levels of service.

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

In addition, in 2006 we introduced the NGPair™ that was designed for next generation street cabinet migration and automatic Main Distribution Frame and Automatic Distribution Frame (MDF and ADF, respectively) installation. It operates at the street cabinet and it enables automatic and fast mapping of all lines in the street cabinet in less than 1 hour and without interfering with the service. The same activity when being performed manually typically takes 2 people to complete in one to two days. Using the NGPair™, the cabinet migration process and the ADF installation process are performed fast, efficiently and without interfering and misconnecting customers. Furthermore, the NGPair™ system is modular and can be upgraded to perform all of the advanced and enhanced PairView Sharp™ verification capabilities.

Our Strategy

Our strategy is to utilize our expertise, innovative products and continued research and development activities to strengthen our position as innovators of intelligent infrastructure management and asset management solutions for improved control, utilization and maintenance of networks and datacenters. We continuously seek to expand our existing markets by existing product enhancement and, new product introduction, and to expand into new markets.

We market our products in numerous countries, including through our wholly-owned subsidiary in the United States, RiT Technologies, Inc., our representative offices in Russia and China, our local representatives in the United Kingdom, Italy, Germany, Latin America and the Czech Republic, our strategic alliance partners (OEM) worldwide and other channels of distribution, as more fully described under “Marketing Channels” below.

Principal Markets

Enterprise Solutions: Intelligent Infrastructure Management and Structured Cabling Solutions

The current trend of computer networking devices used within enterprises has resulted in a rapid growth of computer networking which has led to a decrease in hardware costs and has significantly increased the amount of network-related services. Accurate network documentation of large enterprises is vital. Organizations carry out Moves, Adds and Changes (MACs) for people and equipment on an almost daily basis. These changes must be documented accurately, which can sometimes prove very difficult when information is gathered manually and often results in inaccurate information. Companies today are also increasingly relying on mission-critical systems to keep them up and running efficiently. Disaster recovery from faults must be fast and effective to stop potential losses to the enterprise.

We take an end-to-end approach to infrastructure and network management. Our enterprise product line begins with an extensive range of high-quality structured cabling components, and extends to a full suite of software and hardware products that together comprise the industry-leading PatchView™ solution. Our SMART cabling components coupled with our PVMax intelligent hardware and sophisticated PatchView for the Enterprise™ (PV4E) software applications, afford full control of network connectivity. Our asset utilization automates many of today’s laborious provisioning, network planning, implementation and operational activities. We are also offering SiteWiz, a powerful cable and asset management (CAM) solution, to bring intelligent infrastructure management to existing sites. PatchView and SiteWiz are designed to be integrated seamlessly with the full range of help desk applications, intrusion detection systems, and others.

Our principal structured cabling solution is the SMART Cabling System that answers the needs of copper and fiber environments. It offers an extensive range of products for enterprise cabling needs and comprises a wide selection of patch panels, cables, patch cords and outlets, as well as other innovative components.

Our complementary products include: Dashboard, an online management tool that enables each user to track personalized Key Performance Indicators, alerts and trends and perform proactive management; SitePro, a software installed on a hand-held device (PDA), that provides the technician with detailed information about tasks that need to be performed in the communication room or datacenter in real time; SiteBuilder, an Excel based utility that enables upload of large amounts of information onto the PV4E/SiteWiz database.

Our end-users of enterprise solutions are typically medium to large-size enterprises.  Many of the recent purchases of our solutions were for datacenters designed to ensure maximal infrastructure and asset utilization, complete redundancy and security of information.

Carrier Solutions: Access Network Data Integrity, Testing & Qualification

Cable and wireless networks have intensified competition in the telecommunications industry. To remain competitive, telcos must differentiate themselves by offering additional services, such as triple play service (voice, video and data). Companies must also be at the forefront in up-to-date operational efficiency while reducing cost of ownership, and ultimately keep their customers satisfied.

This has led telcos to significantly invest in the network and migrate to next generation networks (NGN) and triple play services, and to focus on increasing revenues through mass deployment of high-bandwidth services, such as digital subscriber lines (DSL), and reducing total cost of ownership (TCO) through improved maintenance efficiency plans.

In this competitive industry, one of the telcos’ most valuable assets is their access network infrastructure, or more precisely, their copper infrastructure in the local loop – the telephone lines. The local loop is the network of physical transmission links that connect telephone subscribers to a local telco exchange or street cabinet. The local loop is comprised of a huge number of wires (copper pairs), the location, identity, quality and functionality of which must be monitored and documented by the telcos. Typically, it contains hundreds of thousands of copper pairs spread across a large area through a number of MDFs and hundreds to thousands of street cabinets. Some copper pairs are active telephone or data lines, while others are inactive pairs reserved for future growth. Information with respect to the local loop is maintained by the telcos in large databases. This information relates to cable distribution, pair ranges on cross-connect frames, pair routings, line type (voice, data or other), assigned service, assigned phone number and electrical characteristics of the copper pair, all of which are of vital importance to the telcos in servicing and planning.

Telcos database updates are prone to human errors since they are based mainly on field technician reports. These reports are mostly incorrect due to repeated maintenance activities on incorrect records, which leads to labor inefficiencies – ultimately, available and unused phone lines go undetected and unused.

We believe that these changes create a significant opportunity for our carrier solutions that address these industry requirements.

PairView Sharp™ connects to the copper infrastructure, at various points within the local loop, and performs three tasks:

—	Identification and recording of the specific services provisioned on each line and the specific phone number on active lines. It also tests inactive pairs for basic line qualification.

—	Identification and recording of the connectivity routing of active and inactive pairs in the local loop. For each pair, PairView generates an end-to-end connectivity map, from the MDF through the various street cabinets, mapping the overall network assets and their capabilities.

—	After mapping and testing, the product imports the data from the telco’s database, compares it with the product’s findings and updates the database automatically or manually.

PairQ™ is our DSL mass loop qualification product performing mass qualification on existing copper infrastructure for DSL services provisioning. PairQ performs real wideband tests and measurements to pre-qualify hundreds of lines at a time. PairQ uses highly sophisticated, proprietary algorithms to predict the potential data rate package to be supported by each specific phone line. This data enables the telco to identify the phone lines to be used for DSL services and to guarantee a specific service level.

NGPair™ is a product designed for next generation street cabinet migration and automatic MDF installation. It operates at the street cabinet and enables an automatic and fast mapping of all lines in the street cabinet in less than one hour without interfering with the service. The same activity when performed manually typically takes two people to complete in one to two days. With NGPair™, the cabinet migration process and the AMDF installation process are performed fast, efficiently and without interfering and misconnecting customers. Furthermore, the NGPair™ system is modular and can be upgraded to perform all of the advanced and enhanced PairView verification capabilities.

PairGuide™ is a single point of interface to the Carrier OSS. PairGuide centrally collects the data sent from the test systems, analyzes it and updates the Carrier database to allow optimal OSP qualification and verification programs.  Customized management reports are produced to further enhance the user’s decision making capabilities.

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

Our total consolidated sales in 2008, 2007 and 2006, broken down by geographical destination and major product lines, were as follows:

Classification of sales by geographical destination: [1]

	Year Ended December 31,
	2008		2007		2006
	(Dollars in thousands)	(percentage of Revenues)	(Dollars in thousands)	(percentage of Revenues)	(Dollars in thousands)	(percentage of Revenues)

United States	$2,911	13%	$6,764	29%	$10,292	41%

Europe	13,445	60%	8,289	35%	12,280	49%

Israel	1,728	8%	1,565	7%	1,318	5%

Latin America	944	4%	3,092	13%	21	0%

Asia Pacific	2,728	12%	3,289	14%	1,060	4%

Rest of the world	800	3%	370	2%	121	1%

	$22,556	100%	$23,369	100%	$25,092	100%

(1) Sales are attributed to geographical areas based on location of customers.

Classification of sales by major product lines:

	Year Ended December 31,
	2008	2007	2006
	(Dollars in thousands)

Enterprise Solutions	$18,919	$20,015	$23,388
Carrier Solutions	3,637	3,354	1,704

	$22,556	$23,369	$25,092

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

Manufacturing

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

In addition, the components used in our products may be subject to significant volatility in prices for raw materials and components. For example, since 2006 and until June 2008, the price of copper required for the manufacture of some of our components increased significantly. As a result we had to increase the selling price to our customers for such components. Significant volatility in prices for raw material and components may result in a required increase in prices that, if we are unable or fail to apply, may adversely affect the results of our operations.

Marketing Channels

Enterprise Solutions

In some territories, we have made a strategic decision to encourage sales via OEM partners rather than investing in building or maintaining a local distribution channel. In others, our enterprise solutions are sold primarily through distributors, as well as through value added resellers (VARs), systems integrators and installers.

Our distributors generally sign a non-exclusive International Distributor Agreement. A small minority of our distributorships is exclusive and, in some countries, we protect our distributors by not selling to other distributors in the same area, although we are not required to do so. In the United States, we sell our products through our wholly-owned subsidiary, RiT Technologies, Inc. RiT Technologies, Inc. sells our products primarily through independent manufacturer’s representatives, distributors and system integrators. A substantial majority of our distributors are neither obligated to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. In the CIS market, we designated STINS COMAN, our principal shareholder, as our non-exclusive distributor. For more information, see “Item 7B – Related Party Transactions.”

We maintain a representative office in Moscow, Russia, which coordinates marketing activities in the CIS market and a representative office in Beijing, China. In addition, we retain local representatives in London, England, Prague, Czech Republic, Milan, Italy, Brazil and Mumbai, India. Certain risks related to international sales and dependence upon distributors and resellers are described above in “Item 3.D – Risk Factors.”

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

In addition, we, in conjunction with our distributors, prepare exhibitions of our products worldwide, place advertisements in local publications, encourage exposure in the form of editorials in communications journals and prepare direct mailings (both print and electronic) focusing on our products. We have published an electronic catalog, which is available both on CD-ROM and on-line through our Web site. In 2008, our three largest distributors accounted for approximately 9%, 7% and 6%, respectively, of our enterprise solutions sales.

The leading vendors of data communications network infrastructure equipment have begun adding management capabilities to their solution portfolios. Recognizing this interest, we have several strategic alliances for joint marketing and sale of our PatchView system as a means of expanding our market exposure and our customer base and enhancing our enterprise solutions sales prospects. Our existing strategic partnerships and relationships include Panduit Corporation (selling PatchView under the brand name PanView), the Brand-Rex (selling PatchView under the brand name SmartPatch), Belden/CDT (previously known as Nordx/CDT) (selling PatchView under the brand name IntellimacPlus), LS Cables (selling PatchView under the PatchView brand), Connectix (selling PatchView under the PatchView brand) , ADC (previously known as Krone) (also known as ADC/Krone in Europe) (selling PatchView under the brand name TrueNet) and other local strategic partnerships. In 2008, our strategic partners together accounted for approximately 22% of our enterprise sales, down from 33% in 2007.

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

Dependence on Patents, Licenses and Material Contracts

We rely upon a combination of patents, patent applications, trademarks, copyrights, trade secret laws, contractual restrictions and technical measures to establish and protect our proprietary rights in our products, systems and technologies. We hold patents on our PatchView and PairView technologies and some of our cabling products. These patents expire in 2025, 2015 and 2024, respectively. We also have several patents and design patents pending on our new products. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain partners, suppliers and customers with access to sensitive information. We cannot assure you that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and sale by others of software products with features based upon, or otherwise similar to, those of our products and solutions.

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

There are no customers who have a contractual obligation to order products from us. In 2008, there was no customer that accounted for more than 10% of our total sales. In 2007 and 2006, approximately 22.8% and 27.7% of our revenues, respectively, were generated from orders placed by two major customers. See Note 8B.1(c) to our Consolidated Financial Statements included elsewhere in this annual report. See also “Item 3.D. – Risk Factors.”

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

Environmental Regulation

Our European activities require us to comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, also known as the RoHS Directive, which came into effect on July 1, 2006, provides that producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding the set maximum concentration values, on the market in the European Union. European Directive 2002/96/EC on waste, electrical and electronic equipment, known as the WEEE Directive, makes manufacturers of electrical and electronic equipment financially responsible for specified collection, recycling, treatment and disposal of past and future covered products.

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

In 1997, we incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd., which was intended to make various investments, including in our securities. As of December 31, 2008, RiT Tech (1997) Ltd. held 0.08% of our outstanding shares.

Until June 2008, we were associated with the “RAD BYNET group,” a group of companies which is affiliated with our former principal shareholders, Yehuda Zisapel and Zohar Zisapel.

4.D.	Property, Plants and Equipment

We do not own any real property.

We lease an aggregate of 15,758 square feet of office and manufacturing premises in Tel Aviv, Israel and we lease 6,545 square feet of warehousing premises in Rosh Ha’ayin, Israel. Aggregate annual lease payments in 2008 for the Tel Aviv and Rosh Ha’ayin premises were approximately $432,000.

We lease approximately 1,190 square feet of office premises for our representative office in Beijing, China at an annual rent of approximately $13,000. We lease 606 square feet of office premises for our representative office in Moscow, Russia at an annual rent of approximately $65,000. RiT Technologies, Inc., our U.S. subsidiary, leases approximately 2,288 square feet in Mahwah, New Jersey, at an annual rent of approximately $30,000. See “Item 7 – Major Shareholders and Related Party Transactions” and Notes 5B and 9 to our Consolidated Financial Statements included elsewhere in this annual report.

We believe that our facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A.	Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with ourl consolidated financial statements and the related notes included elsewhere in this annual report. The consolidated financial statements have been prepared in accordance with U.S. GAAP.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Item 3.D.–Risk Factors.”

Overview

We commenced operations in 1989. We are a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. Our enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. Our environment and security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. Our carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning.

2008 Financial Highlights

In 2008, the sales of our enterprise sales solutions decreased by more than 5% compared with 2007 mainly due to a decrease in our United States sales, associated mainly to a decrease in our OEM sales. The decrease in our OEM sales is mainly related to the market crisis and to a material decrease in the OEM demand for our products and solutions as a result of the OEM’s own development of similar products and solutions. The sales of our carrier business solutions increased in 2008 by 8% compared with year 2007, primarily due to the closing of higher number of new and repeat purchase orders then in 2007.

In 2008, the geographical breakdown of sales changed compared with 2007. Our sales to Europe increased significantly while our sales to United States decreased. In 2008, the classification of sales by geographical regions was approximately 60% of sales to Europe compared with approximately 35% in 2007 and of approximately 13% of sales to United States compared with approximately 29% in 2007.

Overall sales in 2008 were approximately $22.6 million, a decrease of 3% compared with sales of approximately $23.4 million in 2007. This slight decrease in our 2008 sales was due mainly to the decrease in our enterprise solutions sales in the United States during such period. See the table under ” Item 4.B – Sales by Major Product Lines.”.

The cost of sales as a percentage of revenues decreased by approximately 11% compared with 2007. This decrease resulted mainly from the mix of our enterprise sales during the year and from the significant decrease in our inventories write-off charge in 2008 compared to 2007.

Operating expenses were approximately $12.7 million in 2008, a decrease of 13% compared with operating expenses of approximately $14.6 million in 2007. The decrease is due primarily to the plan that we implemented in the third quarter of 2007, designed to reduce our expenses by nearly 25% per year, including a decrease of more than 30% of our workforce, primarily in research and development, operations and administration. This cost reduction plan created a positive impact on all our operating expenses in 2008 and assisted in reducing our net loss to $1.2 million for the year 2008, compared with a net loss of approximately $5.3 million in year 2007. In addition, during 2008, the U.S. dollar was devalued relative to the NIS, which increased the dollar cost of our operations in Israel.

Our cash and cash equivalents increased from $3.9 million as of December 31, 2007 to approximately $6.1 million as of December 31, 2008. The increase is mainly attributed to the $4 million private placement transaction we completed in September 2008.

We may need to raise additional financing in the future to support our operations and our growth strategy. There is no assurance that we will be able to raise additional financing in the future or on what terms, which may have a negative effect on our operations and growth strategy.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on a regular basis and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Some of those judgments can be subjective and complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by us, there may be alternative estimates, judgments or assumptions, which are also reasonable. The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. These policies are discussed in Note 2 to our Consolidated Financial Statements included in this annual report. We are also subject to risks and uncertainties that may cause actual results to differ from our estimates, judgments and assumptions, such as changes in the economic environment and competition. Certain of these risks and uncertainties are described in “Item 3.D.–Risk Factors” herein. Our critical accounting polices include:

Revenue recognition

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

Allowances for product warranties

It is our policy to grant a warranty for periods of 12 to 36 months, except with respect to our end-to-end cabling systems (the SMART Cabling System, SMART GIGA Cabling System and CLASSix Cabling System) which, when installed by a Certified Cabling Installer, and registered by us, are granted 15-year warranties (for the SMART Cabling System and the SMART GIGA Cabling System) or 20-year warranties (for the CLASSix Cabling System) for system performance. The balance sheet provision for warranties for all periods through December 31, 2008 is determined based upon our experience regarding the relationship between sales and actual warranty expenses incurred. See Note 2L to our Consolidated Financial Statements included elsewhere in this annual report. This determination may require the exercise of certain judgments, estimates and assumptions.

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

Our provision for warranty claims is calculated on a quarterly basis for sales of carrier and enterprise systems. The carrier product is comprised of two types of systems – Pair View and Pair-Q. The Enterprise product is comprised of one type of system- Patch View. The provision for the carrier products is calculated separately for those types of products in order to appropriately take into consideration any differences in product or customer characteristics (.e.g. professionalism of the customer work force, environmental conditions and working conditions in the field). Based on past years’ experience, the calculation of the enterprise products warranty provision is based on a fixed percentage from the sales of these products.

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

The balance sheet allowance for doubtful debts for all the periods through December 31, 2008 is determined as a specific amount for those accounts the collection of which is uncertain.

In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor’s ability to pay, all of which can change rapidly and without advance warning.

Inventories

Inventories are stated at the lower of cost or market. In respect of work in process and finished products, the cost of raw materials and components is determined on the moving average basis and labor costs and the cost of overhead components is determined on the basis of actual manufacturing costs. In determining inventory value, we make assumptions as to the market value of inventory. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory write–downs and our gross margin could be adversely affected. In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically. Our write off’s of inventory in 2008 were $0.2 million compared with $1.8 million in 2007, this significant decrease is mainly due to our level of carrier sales in 2007 and 2008 and changes in our inventory purchasing processes.

Accounting for Stock-based Compensation

On December 31, 2008, we had several employee compensation plans, which are more fully described in “Item 6.E.-Share Ownership”. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations as permitted by Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). Effective January 1, 2006, we adopted the fair value recognition method detailed in SFAS 123R, Share-Based Payment, using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.

The fair value of each option grant is estimated on the date of grant using the Black -Scholes option pricing model using the following assumptions:

—	The current price of the share is the fair market value of such shares at the date of issuance.

—	Dividend yield of zero percent for all relevant periods.

—	Risk free interest rates are as follows:

Year ended December 31,	Interest Rate (%)

2008	2.75
2007	4.51
2006	4.80

—	Expected term of 4 years for each option granted.

—	Expected volatility of 81.9% for the year ended December 31, 2008 (68.7% and 79% for the years ended December 31, 2007 and 2006, respectively).

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

As a result of adopting SFAS 123R on January 1, 2006, our net loss for the years ended December 31, 2006, 2007 and 2008 was higher, respectively, than if we had continued to account for share-based compensation under APB 25. We grant options at market value and therefore, under APB 25, there were no compensation expenses.

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

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of $9.6 million as of December 31, 2008, which relates primarily to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. For the year ended December 31, 2008, we did not generate any taxable income. In the event that we generate taxable income in the future, we may be required to adjust our valuation allowance.

While we believe the resulting tax balances as of December 31, 2008, 2007 and 2006 are appropriately accounted for in accordance with FIN 48, SFAS No. 5 and SFAS No. 109, as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See Note 7 to our Consolidated Financial Statements included elsewhere in this annual report.

Financial Data

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of total revenue:

	Year Ended December 31,
	2008	2007	2006

Sales	100.0%	100.0%	100.0%
Cost of sales	49.1	60.6	51.6

Gross margin	50.9	39.4	48.4

Operating expenses:
Research and development, gross	16.8	20.2	17.2
Less - royalty-bearing participation	0.5	0.5	0.5

Research and development, net	16.3	19.7	16.7
Sales and marketing	28.2	32.7	30.8
General and administrative	12	10.0	8.7

Total operating expenses	56.5	62.4	56.2

Operating loss	(5.6)	(23.0)	(7.8)
Financial income, net	0.2	0.3	0.9

Net loss for the year	(5.4)	(22.7)	(6.9)

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Sales. Sales consist of gross sales of products less discounts and refunds.

Sales decreased to approximately $22.6 million in 2008 from approximately $23.4 million in 2007, primarily due to a decrease in our enterprise solutions revenues in the United States. Our carrier business revenues increased by more than 8% in 2008 compared to 2007, primarily due to the closing of higher number of new and repeat purchase orders. Our enterprise business revenues decreased by more than 5% in 2008 compared to 2007. The main reason for this decrease is lower sales in the United States, associated mainly to a significant decrease in our OEM sales.

Cost of Sales. Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees, write-down of inventory and overhead expenses related to our manufacturing operations.

Cost of sales was approximately $11.1 million in 2008 compared with $14.2 million in 2007. Cost of sales as a percentage of sales equaled 49.1% in 2008 compared with 60.6% in 2007. This decrease resulted mainly from the decrease in our inventory write-down charge in 2008 and from the mix of our enterprise sales during the year, which had a larger proportion of high margin sales compared with year 2007. Our inventory write-down charge in 2008 was $0.2 million compared with $1.8 million in 2007. The decrease is mainly due to our improved purchasing and sales forecast processes. See Note 8B2 to our Consolidated Financial Statements included elsewhere in this annual report.

Gross Margin. Gross margin increased from 39.4% in 2007 to 50.9% in 2008, primarily due to the significant decrease in our cost of sales.

Research and Development Expenses. Research and development expenses consist primarily of compensation costs attributable to employees engaged in ongoing research and development activities, development-related raw materials and sub-contractors, and other related costs.

Gross Research and development expenses were approximately $3.8 million in 2008 compared with $4.7 million in 2007. As a percentage of sales, gross research and development expenses decreased to 16.8% of sales in 2008 from 20.2% of sales in 2007, resulting mainly from the reduction program implemented in the third quarter of 2007 which resulted in a significant decrease in our compensation costs attributable to our research and development employees.

Grants from the Chief Scientist were approximately $0.1 million in 2008, the same level of the amounts as in 2007.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses.

Sales and marketing expenses were approximately $6.4 million in 2008 compared with approximately $7.6 million in 2007. The significant decrease is mainly related to the reduction plan implemented in the third quarter of 2007 which resulted in a significant decrease in our compensation costs attributable to our marketing and sales employees and to lower marketing and promotion expenses incurred by us in 2008 compared to 2007.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses.

General and administrative expenses were approximately $2.7 million in 2008 compared with approximately $2.3 million in 2007. The increase is primarily due to a one-time expense recorded in the second quarter of 2008 in connection with the changes in our principal shareholders and senior management.

Financial Income, Net. Net financial income was approximately $0.05 million in 2008 compared with approximately $0.06 million in 2007.

Net Loss. We had net loss of approximately $1.2 million in 2008 compared with a net loss of approximately $5.3 million in 2007. This significant decrease is attributable mainly to the cost reduction program implemented in the third quarter of 2007 and the decrease in our inventory write-offs charge in 2008 compared with 2007.

Year Ended December 31, 2007 Compared with Year Ended December 31, 2006

Sales. Sales decreased to approximately $23.4 million in 2007 from approximately $25.1 million in 2006, primarily due to a significant decrease in our enterprise solutions revenues.

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

Research and Development Expenses. Gross research and development expenses were approximately $4.7 million in 2007 compared with $4.3 million in 2006. As a percentage of sales, gross research and development expenses increased to 20.2% of sales in 2007 from 17.2% of sales in 2006, resulting mainly from the lower level of revenues. Grants from the Chief Scientist were approximately $0.1 million in 2007, the same level of the amounts as in 2006.

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

Net Loss. We had net loss of approximately $5.3 million in 2007 compared with a net loss of approximately $1.7 million in 2006. The decrease is attributable mostly to the decrease in our gross profits because of the mix of our enterprise sales during the year, which had an unusually large proportion of low margin and third party equipment sales compared with 2006.

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

Market Risk

For a description of market risk, including the impact of interest rates and foreign currency exchange rates on us, see Item 11.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We believe adopting Statement 141R and Statement 160 should have no impact on our results of operations and financial position.

On January 1, 2009, we will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. We are in the process of evaluating the impact, if any, of applying these provisions on our financial position and results of operations.

5.B.	Liquidity and Capital Resources

Since our initial public offering in 1997, we have met our financial requirements primarily through cash generated from operations, research and development and marketing grants from the Government of Israel, short-term bank borrowing and our sale of ordinary shares and warrants. We believe that our cash and cash equivalents together with cash generated from operations will be sufficient to finance our operations for at least the next 12 months. However, we cannot assure you that our actual cash requirements will not be greater than we currently expect. In addition, depending upon our future level of revenues and the strategies that we have adopted, we may need to raise additional debt or equity capital to meet our working capital needs in the future.

Our principal financing activities during the past three years were:

—	In September 2008, we completed a private placement transaction in which we issued 6,153,846 ordinary shares to STINS COMAN, our principal shareholder, for a total investment of $4 million, reflecting a $0.65 purchase price per share. The private placement replaced a $4 million loan we secured from STINS COMAN in June 2008. See “Item 7B – Related Party Transactions.”

—	In March 2008, we arranged for a $1 million line of credit from a bank. In connection with the change of control we underwent in June 2008, the credit line expired. We were not able to secure a new credit line since then.

Capital expenditures were approximately $0.5 million in 2006, $0.3 million in 2007 and $0.1 million in 2008. These expenditures were principally for machinery, computers and research and development equipment purchases. During 2009, we expect to invest additional resources for capital equipment at the same level as in 2008. We did not have any material commitments for capital expenditures as of December 31, 2008.

Working Capital and Cash Flows

On December 31, 2008, we had cash and cash equivalents of approximately $6.1 million, compared with $3.9 million on December 31, 2007. This increase resulted primarily from the $4.0 million of proceeds received from the private placement transaction completed in September 2008.

Net cash used for operating activities was $1.6 million in 2008 compared to $2.4 million in 2007 and $1.0 million in 2006. Net cash used in operating activities decreased in 2008 primarily as a result of the reduction plan implemented in the third quarter of 2007, which decreased our expenses by approximately 20.0% compared with 2007. Net cash use in investing activities was $0.1 million in 2008, $0.3 million in 2007 and was provided for $0.04 million in 2006. Our principal investing activity in 2008, 2007 and 2006 was the purchase of equipment and the sale of marketable securities in 2006.

Our contractual and contingent obligations and commitments on December 31, 2008 primarily consisted of obligations associated with our future operating lease obligations, our suppliers obligations and a contingent liability to the Chief Scientist. See Note 5 to our Consolidated Financial Statements included elsewhere in this annual report and “Item 5.F.-Tabular Disclosure of Contractual Obligations” for a table of our material contractual obligations. We expect to finance these contractual commitments with cash on hand and cash generated from operations.

Impact of Related Party Transactions

We have entered into a number of agreements with our principal shareholder or its affiliates. Please see “Item 7B – Related Party Transactions” below for specific details as to certain related party transactions entered into by us. We believe that the terms of these related party transactions are not different in any material respect than the terms we could receive from unaffiliated third parties. The pricing and/or value of such transactions were determined based on arm’s-length negotiations between the parties. Our management reviewed the pricing and other items of such transactions and confirmed that they were not materially different than could have been obtained from unaffiliated third parties.

Under the Companies Law and NASDAQ rules, certain transactions and arrangements with interested parties require approval by our board of directors and our audit committee and, in some cases, also require approval by our shareholders.

5.C.	Research and Development, Patents and Licenses

We believe that our future success will depend upon our ability to enhance our existing products and solutions and introduce new commercially viable products and solutions that address the demands of evolving markets for intelligent infrastructure solutions and, more specifically, enterprise infrastructure solutions and outside plant qualification and management products on a timely basis. As part of the product development process, we work closely with current and potential customers, distribution channels and leaders in certain industry segments to identify market needs and define appropriate product specifications. Our employees also participate in numerous industry and standards forums in order to stay informed about the latest industry developments. As of December 31, 2008, we employed 31 persons in research and development.

Our gross research and development expenses were approximately $3.8 million in 2008, $4.7 million in 2007 and $4.3 million in 2006 (16.8%, 20.2% and 17.2% respectively of our total sales). To date, all research and development expenses have been charged to operating expense as incurred. Aggregate research and development expenses funded by the Chief Scientist were approximately $0.1 million in each of 2008, 2007 and 2006. We believe that our investment in product development activities in 2009 will be at the same level of our expenditures in 2008.

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

The funds available for Chief Scientist grants under the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated that the government may further reduce or abolish Chief Scientist grants in the future. Even if these grants are maintained, we cannot presently predict the amounts of any future grants that we may receive. In each of the last ten fiscal years, we have received such royalty-bearing grants from the Chief Scientist. On December 31, 2008, our unrecognized contingent liability, including interest to the Chief Scientist in respect of grants received, was approximately $1.1million.

5.D.	Trend Information

General. The economic outlook for 2009 has worsened significantly, including in our largest market, Europe, and the global economic recession appears set to continue for some time. During the current global economic slowdown, many companies have reduced expenditures, and adverse economic conditions may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition. We are currently unable to predict how long the recession will last or the full extent of its effects on our operating results and financial condition.

Our Market. Significant marketplace trends have greatly reduced the overall profitability of pure product-based business models. Rather, professional services backed by advanced technical expertise are emerging as the key to long-term success. In keeping with market trends, we have launched professional services in 2008 in an effort to broaden our solutions portfolio and increase our revenue stream. However, at this point, we are unable to predict how our positioning will affect future sales.

As described in “Item 4.B – Competitive Position,” two enterprise products directly compete with our PatchView systems: the iTRACS Infrastructure Manager system produced by the iTRACS Corporation and the iPatch System produced by Systimax Solutions. The number of cabling vendors around the world that have partnered with us or with one of the other IIM solution providers and now offer an IIM solution in their product portfolio has increased and, consequently, competition in this market is likely to continue to intensify in the future.

5.E.	Off-Balance Sheet Arrangements

We do not have any “off-balance sheet arrangements” which are required to be disclosed under this Item 5.E. of Form 20-F.

5.F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations related to our long-term debt, operating leases and accrued severance pay, as of December 31, 2008:

	Total (Dollars in millions)	Less than 1 year (Dollars in millions)	1-3 years (Dollars in millions)	3-5 years (Dollars in millions)	More than 5 years (Dollars in millions)

Contractual Obligations
Leases on Premises	0.5	0.5	-	-	-
Operating Lease Obligations	0.6	0.3	0.2	0.1	-
Purchase Obligations	3.1	3.1	-	-	-
Accrued Severance pay*	0.5	-	-	-	-
Total	$4.7	$3.9	$0.2	$0.1	-

*Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee.

On December 31, 2008, our unrecognized contingent liability to the Chief Scientist in respect of grants received was approximately $1.1 million including interest. See Note 5A to our Consolidated Financial Statements included elsewhere in this annual report. We are only required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth, as of the date hereof, the name, age and position of each of our directors and executive officers:

Name	Age	Position

Sergey Anisimov	54	Chairman of the Board of Directors
Avi Kovarsky	51	President and Chief Executive Officer
Boris Granovsky	41	Director
Dr. Hagen Hultzsch (1)(2)(3)	68	Director
Israel Frieder (1)(2)(3)(4)	59	Director
Roman Govorov (1)(3)(4)	31	Director
Simona Green	41	Vice President Finance
Jay Plawner	52	Senior Vice President Sales
Guy Shapira	39	Vice President Research and Development
Ben Carmi	31	Vice President Operations
Zafi Shatz	49	Vice President Human Resources
Oded Nachmoni	42	Vice President Marketing and Product Strategy
Julia Geva	34	AVP Marketing
Ofer Herman	42	AVP Sales

(1)	Designated as “Independent Director” under NASDAQ Marketplace Rules.

(2)	Outside Director.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation and Nominating Committee.

Mr. Sergey Anisimov has served as the Chairman of our Board of Directors since June 2008. In 1992, Mr. Anisimov founded STINS COMAN Incorporated, a Russian holding company which is engaged, through its group companies, in IT system distribution, integration, training and service, and since then has served as its president. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. in technologies from Moscow State Technical University N.A. N.E. Bauman.

Mr. Avi Kovarsky has served as our Chief Executive Officer since July 2008. He served in various sales and marketing positions at RiT from 1997 to 2007, including Vice President of Sales and Marketing and Senior VP Sales. Prior to joining RiT, Mr. Kovarsky held several sales and marketing positions in Israeli hi-tech companies. Mr. Kovarsky holds a M.Sc. degree in Computer Science and Civil Engineering from the Technion – Haifa, Israel.

Mr. Boris Granovsky has served as a director since June 2008. He is the Chief Executive Officer of STINS COMAN Incorporated since 2000. Prior thereto, Mr. Granovsky served as a sale manager and thereafter as Vice President of Sales in STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA degree in management from Business School of the Open University of United Kingdom.

Dr. Hagen Hultzsch has served as a director since January 2002. Dr. Hultzsch was originally a nuclear physicist with computing and telecommunications background and has been a Member of the Board of Management of Deutsche Telekom responsible for the Technology and Services Division since 1993. He also served Volkswagen AG as Corporate Executive Director Organization and Information Systems, reporting to the CEO from 1988 to 1993. Prior to that, he worked for EDS, Electronic Data Systems as their Director of the Technical Services Group in Germany starting in 1985. From 1977, he was head of the Computer Center at the Heavy Ion Research Center in Darmstadt, Germany. He currently serves on several boards as a non-executive director, including the chair of the Supervisory Boards of Zimory and T-Systems Solutions for Research, a member of the boards of SCM-Microsystems, TranSwitch Corporation, and Radware Ltd. and as a member of the Supervisory Boards of Authentidate International AG and as well as of the University Clinics Bonn and Dresden. Dr. Hultzsch received his Ph.D. in physics from Johannes Gutenberg University in Mainz, Germany.

Mr. Israel Frieder has served as a director since January 2002. Mr. Frieder is the Co-Chairman of IXI Mobile Inc., and Chairman of A.A. Pearl Inv. and serves as director and provides management services at several companies. Mr. Frieder’s previous positions include serving as the Chairman and CEO of Israel Technology Acquisition Corp Inc., Chief Executive Officer of Kardan Communications Ltd., Corporate Vice President of Business Development & Strategic Planning of ECI Telecom, the President of ECI Telecom, Inc., and the President of Network Systems of Tadiran Telecommunication Ltd. While at Tadiran, Mr. Frieder served as a director of RRSAT Ltd. , Teledata Ltd., Tadiran Telecommunications Canada, Inc., ECI – Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN – Tadiran Newbridge Networks Ltd. Mr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Mr. Frieder holds a B.Sc. in Electrical Engineering from the Technion and an M.B.A. in Operational Research from the Hebrew University in Jerusalem.

Mr. Roman Govorov has served as a director since August 2008. He has served as a Managing Director of IBRG Capital, a private equity fund, since September 2007. From 2006 to 2007, he served as a senior associate and deputy head of the M&A department of Columbus Nova, a private equity fund. From 2004 to 2006, he served as an associate and analyst at Aton Capital, a Russian investment bank. From 2000 to 2004, he served as an analyst at United Financial Group, an investment bank that was acquired by Deutsche Bank in 2004. Mr. Govorov is a graduate (major: finance and credit) of the Plekhanov Russian Academy of Economics and a graduate (major: applied mathematics) of the Moscow Engineering Physics Institute.

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

Mr. Ben Carmi served in various positions at RiT Technologies from 2003 to 2008, including Product Line Manager, Commercial Department Manager and Regional Sales Director. Mr. Carmi was promoted to Vice President Operations in September 2008. Mr. Carmi holds a B.Sc. in Industrial Engineering and MA in Public Policy, both from Tel Aviv University.

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

Mrs. Julia Geva joined RiT as Marketing Manager in 2005 and was promoted to Director, Marketing in 2006. Prior to joining us, Mrs. Geva held a position of Marketing Manager at Creo. Previously she served as PR Manager at CreoScitex. Prior to that, Mrs. Geva filled a number of marketing positions at Scitex Corporation. Mrs. Geva holds an MA in Linguistics from Nizhny Novgorod State Linguistic University and an MBA from Tel Aviv University.

Mr. Offer Herman joined RiT as Sales Manager for Europe in 2000 and was promoted to Director of Sales for EMEA in 2003 and to Associate VP Sales in 2007. Prior to joining us, Mr. Herman held various positions in sales and marketing in several high tech companies in Israel. His last position before joining RiT was Sales Director in ArelNet Ltd. Mr. Herman holds a B.Sc. in Industrial Engineering from University of New Haven, Connecticut.

Ms. Zafi Shatz joined us in June 2006 as Vice President Human Resources. Prior to joining us, Ms. Shatz held the position of Human Resources Director at Airspan Networks for four years and prior to that served as Human Resources Director in Flexlight Networks and Teva Pharmaceuticals. Ms. Shatz holds a bachelor’s degree in Psychology & Sociology from Tel Aviv University.

Additional Information

In June 2008, in connection with the acquisition of our control by STINS COMAN, Messrs. Sergey Anisimov and Boris Granovsky joined our Board of Directors, replacing Messrs. Yehuda Zisapel and Meir Barel. Mr. Anisimov was appointed Chairman, replacing Yehuda Zisapel who served as our Chairman since 1989. In August 2008, Mr. Roman Govorov was elected to our Board and the term of Prof. Liora Katzenstein, who served as a director since February 2003, expired. In addition, Mr. Avi Kovarsky has been appointed as our Chief Executive Officer, replacing Mr. Doron Zinger, who served as our Chief Executive Officer since June 2005. In addition, during 2008, several other individuals joined and left our senior management.

There are no family relationships between any of the directors or members of senior management named above.

6.B.	Compensation

The aggregate direct remuneration paid to all our directors and officers as a group (consisting of 17 persons in 2008) for the year ended December 31, 2008, was approximately $1.7 million compared with $1.3 million in 2007 (the group consisted of 15 persons in 2007). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $0.3 million which was set aside or accrued to provide retirement annuities or similar benefits. The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

Our non-employee directors receive, starting March 6, 2008, amounts consistent with the regulations promulgated under the Companies Law regarding compensation to external directors. The regulations were amended in a manner that, among others, mandates Israeli public companies, such as us, to provide external directors with minimum cash compensation. Consistent with the aforesaid amendments, our Audit Committee and Board of Directors have determined to set the annual compensation paid to our external directors at NIS 71,300 (currently equates to approximately $17,825) and at NIS 3,470 (currently equates to approximately $870) per board meeting or per board committee meeting, all linked to the Israeli CPI, effective March 6, 2008. All other independent directors of the Company (namely Roman Govorov) receive the same compensation as the external directors.

In 2008, we granted options to purchase an aggregate amount of 482,000 ordinary shares to our officers under the 2003 Plan at exercise prices ranging between $0.37 and $0.65 per share and no options were granted to any of our directors. The options expire on the six anniversary of the date of grant. See also Item 6E. “Directors, Senior Management and Employee – Share Ownership – Share Option Plans.”

6.C.	Board Practices

We are subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder. In addition, as a NASDAQ-listed company, we are also subject to certain corporate governance standards adopted by NASDAQ. For further information, see “Item 16G – Corporate Governance.”

Introduction

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

Independent Directors

Our ordinary shares are listed for quotation on the NASDAQ Capital Market and we are subject to the rules of the NASDAQ Capital Market applicable to listed companies. Under NASDAQ’s rules, a majority of the members of an issuer’s board of directors are required to be “independent,” as defined thereunder, except where the issuer is a “controlled company,” a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Although we are a controlled company by virtue of STINS COMAN’s shareholdings in us, we currently satisfy this requirement as Israel Frieder, Hagen Hultzsch and Roman Govorov were determined by our board to qualify as independent directors under NASDAQ rules.

Committees

Audit Committee

Pursuant to applicable SEC and NASDAQ rules, we are required to have an audit committee of at least three members, each of whom must satisfy the independence requirements of the SEC and NASDAQ. In addition, pursuant to NASDAQ rules, all of the members of the audit committee must be financially literate and at least one member must possess accounting or related financial management expertise. The audit committee must also have a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of our independent auditors.

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

Our audit committee consists of Roman Govorov, Israel Frieder and Dr. Hagen Hultzsch and satisfies the requirements of the Companies Law, the SEC and NASDAQ rules. Our board of directors has determined that Israel Frieder is an audit committee financial expert, as defined by applicable SEC regulations, and that he also has the requisite financial expertise, as defined under the NASDAQ rules. Our audit committee adopted a written charter specifying the committee’s duties and responsibilities, which include, among other things, the selection and evaluation of our independent auditors.

Compensation and Nominating Committee

Pursuant to applicable NASDAQ rules, director nominees must be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions, including where the issuer is a controlled company. Similarly, the compensation payable to a company’s chief executive officer and other executive officers must be approved either by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, subject to certain exceptions, including where the issuer is a controlled company. Although we are a controlled company by virtue of STINS COMAN’s shareholdings in us, we maintain a compensation and nominating committee which consists of Roman Govorov and Israel Frieder and satisfies the requirements of the NASDAQ rules. Our board of directors approved a written charter specifying the committee’s duties and responsibilities.

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

Directors’ Service Contracts

Except as set forth in Item 6B. “Directors, Senior Management and Employees – Compensation,” there are no arrangements or understandings between us and any of our current directors for benefits upon termination of service.

6.D.	Employees

        The following table details certain data on the workforce (including temporary employees) of RiT and its consolidated subsidiaries for the periods indicated:

	As at December 31,
	2008	2007	2006

Approximate numbers of employees by geographic location
Israel	79	85	110
Europe, Far East	11	10	10
United States	4	4	8
Total workforce	94	99	128
Approximate numbers of employees by category of activity
Research and development	31	31	39
Sales and marketing	39	38	50
Operations	15	16	23
Management and administrative	9	14	16
Total workforce	94	99	128

The sharp decrease in our workforce, from 128 employees in 2006 to 99 employees in 2007 and 94 employees in 2008, relates to the work force and cost reduction plan implemented in the third quarter of 2007 and completed in the beginning of 2008.

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

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of March 15, 2009:

Name	Title/Office	No. of Ordinary Shares	As a % of Outstanding Ordinary Shares

Sergey Anisimov (1)	Chairman of the Board of Directors	12,471,242	59.9%

Avi Kovarsky	CEO and President		*

Simona Green	Vice President Finance		*

Jay Plawner	Senior Vice President Sales		*

Guy Shapira	Vice President Research and Development		*

Ben Carmi	Vice President Operations		*

Zafi Shatz	Vice President Human Resources		*

Oded Nachmoni	Vice President of Marketing and Product		*
Strategy

Israel Frieder	Director		*

Hagen Hultzsch	Director		*

Roman Govorov	Director		*

Boris Granovsky (1)	Director	12,471,242	59.9%

All directors and
executive officers as a
group (2)		12,988,422	62.3%

* Less than 1%

(1)	Through STINS COMAN. See Item 7A.

(2)	Includes outstanding options exercisable, within 60 days as of March 15, 2009, into 772,450 ordinary shares at exercise prices that range between $1.05 to $3.15 per ordinary share and with expiration dates that range between November 2009 and May 2016.

Share Option Plans

In July 2003, we adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently administered by our board of directors. The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof, by providing them with opportunities to purchase our ordinary shares.. The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the board of directors, as specified in the grant letter issued by us to the grantee. Unless otherwise determined by the board of directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually. We have reserved 3,236,666 ordinary shares for the grant of options under the 2003 Plan, of which we have, as of March 15, 2009 outstanding options to purchase 1,758,134 ordinary shares at a weighted exercise price of $1.49 per ordinary share.

In addition, in May 1999, we adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase our ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options. We have reserved 216,000 ordinary shares for the grant of options under the RiT Inc. Plan, of which we have outstanding as of March 15, 2009, options to purchase 85,333 ordinary shares at a weighted exercise price of $1.36 per ordinary share. [The plan is scheduled to expire in May 2009.]

We still have 30,000 outstanding options that were granted under the RiT Directors' Share Incentive Plan (1997), or the Directors' Plan, which we adopted in June 1997 and expired since then.

In 2008, we granted options to purchase an aggregate amount of 482,000 ordinary shares to our officers under the 2003 Plan at weighted average exercise price of $0.63 per share and no options were granted to any of our directors. The options expire on the sixth anniversary of the date of grant.

The following table summarizes information about all stock options outstanding as of March 15, 2009:

	Options outstanding
	Number of shares unexercised as of March 15 2009	Weighted average remaining contractual life
Rates of exercise prices in US$		In years

0.37	20,000	6.08
0.6 - 0.65	591,000	6.03
1.05 - 1.48	331,200	4.43
1.6 - 1.86	362,267	6.22
2	220,000	5.58
2.58	264,000	6.31
2.75 - 2.82	63,000	5.73
3.15	18,000	6.42
7.38	4,000	1.46

	1,873,467

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.     Major Shareholders,

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as March 15, 2009 (except as noted below) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Each ordinary share is entitled to one vote per share and none of our major shareholders has any different voting rights than any other shareholder. For additional information regarding ownership by all officers and directors, see “Item 6.E. – Share Ownership.”

Name	Number of Ordinary Shares Owned Excluding Options and Warrants	Number of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned as Percent of Total Shares(1)

Sergey Anisimov, Boris
Granovsky (2)	12,471,242	12,471,242	59.9%

Austin W. Marxe and David
M. Greenhouse[5]	2,572,754	3,126,329	14.6%

(1)	Based on 20,835,420 ordinary shares outstanding as of March 15, 2009.Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)	Based on a Schedule 13D filed by STINS COMAN Incorporated with the SEC on September 23, 2008, STINS COMAN is the holder of 12,471,242 ordinary shares. Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Mr. Granovsky is the CEO of, and owns a minority interest in, STINS COMAN. Consequently, Messrs. Anisimov and Granovsky may be deemed the beneficial owners, and to share the power to vote and dispose, of these shares.

(3)	As of December 31, 2008, based on a Schedule 13G filed by Austin W. Marxe and David M. Greenhouse with the SEC on February 11, 2009. The Schedule 13G indicates that Messrs. Marxe and Greenhouse share voting and dispositive power as to (i) 1,115,754 ordinary shares and 276,800 warrants owned by Special Situations Private Equity Fund, L.P., (ii) 1,228,876 ordinary shares and 232,500 warrants owned by Special Situations Technology Fund II, L.P. and (iii) 228,124 ordinary shares and 44,275 warrants owned by Special Situations Technology Fund, L.P. Messrs. Marxe and Greenhouse are members of MG Advisers L.L.C., the general partner of and investment adviser to Special Situations Private Equity Fund, L.P., and of SST Advisers, L.L.C., the general partner of and investment adviser to Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P.

Significant Changes in the Ownership of Major Shareholders

In June 2008, STINS COMAN completed the purchase of 5,122,521 ordinary shares, representing approximately 34.9% of our outstanding shares, for an aggregate purchase price of $4,405,368, or $0.86 per share, from Yehuda Zisapel, our then Chairman of the Board of Directors and its co-founder, Zohar Zisapel, the brother of Mr. Yehuda Zisapel, and Dr. Meir Barel, a director of the Company. As part of the transaction, the selling shareholders granted STINS COMAN a right of first refusal with respect to their existing warrants to purchase a total of 302,679 ordinary shares at an exercise price of $1.75 per share. Under such right of first refusal, STINS COMAN is entitled to purchase such warrants at the then current value Black-Scholes Value prior to the exercise or transfer of such warrants by any of the selling shareholders.

Concurrently with the closing of the said purchase, STINS COMAN also acquired, through a partial tender offer, a total of 1,027,815 ordinary shares, representing approximately 7.0% of our outstanding shares, at $0.86 per share, such that, following these two transactions, STINS COMAN beneficially owned an aggregate of 6,150,336 shares, representing approximately 41.9% of our outstanding shares, becoming our largest shareholder.

In September 2008, we completed a private placement transaction in which we issued to STINS COMAN 6,153,846 of our ordinary shares at $0.65 per share, for aggregate proceeds of $4 million. Following the transaction, STINS COMAN owns 12,471,242 ordinary shares, representing 59.9% of our outstanding shares. For more information, see “Item 7B – Related Party Transactions.”

Record Holders

Based on a review of the information provided to us by our transfer agent, as of March 9, 2009, there were 17 holders of record of our ordinary shares, of which record holders, holding approximately 40.3% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

Change of Control

As described above, we are controlled by STINS COMAN. To our knowledge, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangements of the operation of which may at a subsequent date result in a change of our control.

7.B.	Related Party Transactions

The RAD-BYNET Group

Yehuda and Zohar Zisapel are our founders and, until June 2008, were our principal shareholders. Yehuda Zisapel was also the Chairman of our Board of Directors.  Zohar Zisapel was a director until November 30, 2003.  One or both of Yehuda Zisapel and Zohar Zisapel are also founders, directors and principal shareholders of several other companies which, together with us and their respective subsidiaries and affiliates, are known as the “RAD-BYNET Group.

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

—	Certain companies in the RAD-BYNET Group provide mainly administrative services to us. We reimburse each of these companies for their costs in providing such services. In 2008, these services accounted for approximately $0.5 million. Some of these services are obtained through tenders to suppliers for the RAD-BYNET group as a whole, allowing us to benefit from the purchasing and bargaining power of a larger entity.

—	We also lease office, manufacturing and warehousing premises in Tel Aviv from an affiliate of Yehuda and Zohar Zisapel. The aggregate annual payments in 2008 to these related parties were approximately $384,000. A United States subsidiary of RAD-BYNET Group provides administrative services and leases premises in Mahwah, New Jersey, to RiT Technologies, Inc. for annual payments that totaled at approximately $30,000 in 2008.

—	We also have a non-exclusive distribution arrangement with Bynet Applications for the distribution of our enterprise solutions in Israel. In 2008, sales through this arrangement were approximately $1.1 million.

We believe that the terms of the transactions in which we have engaged and are currently engaged with other members of the RAD-BYNET Group are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties.

All transactions and arrangements (or modifications of existing ones) with members of the RAD-BYNET Group were approved by the audit committee, a majority of the disinterested members of our board of directors, and, in certain circumstances, our shareholders, as required under the Companies Law.

STINS COMAN

—	STINS COMAN, which became our largest shareholder in June 2008, has served as our distributor in Russia for our enterprise products since 1994 and has worked with us consistently since that date. In May 2005, more than three years before STINS COMAN became a principal shareholder of RiT, we have entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of enterprise products in Russia. The term of the Distributor Agreement has expired and, following approval of our Audit Committee, Board of Directors and shareholders, we renewed its term until July 14, 2009.

Under the Distributor Agreement, STINS Corp. undertook a series of obligations, such as to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. We undertook a series of obligations, such as to supply STINS Corp., at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. We also extended STINS COMAN a limited warranty on our products. The prices at which STINS Corp. is entitled to buy our products is, like most of our distributors, at a fifty percent (50%) discount on our recommended price list existing at the time we accept each purchase order. In 2006, 2007 and 2008, we generated approximately $229,000, $395,000 and $969,000, respectively, in revenues from orders placed by STINS COMAN under the Distributor Agreement.

—	In June 2008, we entered into a short-term loan agreement with STINS COMAN, under which STINS COMAN will extend us an unsecured loan of up to $4 million at an annual interest rate of 2.47%. Under the loan agreement, we were required to repay the outstanding principal amount and the interest accrued thereon in one payment 12 months after receipt of the funds. In July 2008, we entered into a binding Memorandum of Understanding for a private issuance by the Company of newly issued ordinary shares to STINS COMAN, whereby the outstanding loan amount and the interest accrued thereon will convert, at the closing, into ordinary shares at a conversion price of $0.65 per share. The closing was subject, among others, to the execution of a definitive agreement and was approved by our shareholders in the annual meeting held in August 2008. In September 2008, we completed the private placement transaction and we issued to STINS COMAN 6,153,846 of our ordinary shares at $0.65 per share, for aggregate proceeds of $4 million, which replaced the $4 million already committed under the loan agreement. Pursuant to the securities purchase agreement, we also agreed to make reasonable commercial efforts to register for resale all the newly issued ordinary shares under the Securities Act of 1933, as amended, within six months following demand by STINS COMAN. The purchase agreement included customary representations and warranties by STINS COMAN with respect to its status and limited representations by us regarding the transaction and the validity of the shares.

—	Mr. Sergey Anisimov is the Chairman of our Board of Directors and is the founder and President of STINS COMAN. In July 2008, our Audit Committee and Board of Directors have approved the employment of the son of Mr. Anisimov in the quality assurance department at a monthly gross salary of approximately NIS 12,000 (approximately $3,000) and additional social benefits in accordance with the Company’s policy. Our Audit Committee and Board of Directors also approved, subject to shareholder approval, a framework arrangement, pursuant to which any modifications or amendments to be made in Mr. Anisimov’s son employment terms or position by officers of the Company in the future are approved; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year, (iii) any change in position is permitted as long as he is not appointed an office holder of the Company; and (iv) the further approval by the Audit Committee and the Board of Directors. Following said approvals by the Board and Audit Committee, the shareholders approved the foregoing compensation and framework arrangement, at the annual meeting held in August 2008.

—	In September 2008, we entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of carrier products in the CIS market until, initially, September 2009. We refer to this agreement as the Carrier Distributor Agreement. The Carrier Distributor Agreement is an umbrella agreement that provides a framework for future deals in the carrier market, the terms of each of which would require further approval of our Audit Committee and Board of Directors and, if required under Israeli law, our shareholders. The prices at which STINS Corp. is entitled to buy carrier products is at the recommended price list existing at the time we accept the purchase order, unless otherwise agreed by the parties with respect to each deal, on a case-by-case basis which would require further approval of our Audit Committee and Board of Directors.

We believe that the terms of the transactions in which we have engaged and are currently engaged with STINS COMAN are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties.

7.C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A.	Consolidated Statements and Other Financial Information

See Item 18.

Export Sales

See “Item 4.B–Sales”.

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant. See also Item 10B-Memorandum and Articles of Association-Dividends.

8.B.	Significant Changes

No significant change has occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements, if any, included in this document.

ITEM 9.	THE OFFER AND LISTING

9.A.	Share History

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on NASDAQ (in dollars).

	High	Low

2004 Full Year	3.40	1.10
2005 Full Year	4.50	2.22
2006 Full Year	2.93	0.8
2007 Full Year	1.84	0.33
First Quarter 2007	1.84	1.2
Second Quarter 2007	1.76	1.21
Third Quarter 2007	1.67	0.87
Fourth Quarter 2007	1.19	0.33
2008 Full Year	0.94	0.3
First Quarter 2008	0.85	0.33
Second Quarter 2008	0.76	0.61
Third Quarter 2008	0.94	0.35
Fourth Quarter 2008	0.83	0.3
September 2008	0.94	0.57
October 2008	0.78	0.43
November 2008	0.7	0.37
December 2008	0.83	0.3
January 2009	0.75	0.6
February 2009	0.68	0.58

On March 27, 2009, the last reported sale price of our ordinary shares on the NASDAQ was $0.35 per share.

Effective January 2004, our ordinary shares were transferred from the NASDAQ Global Market (formerly, NASDAQ National Market) to the NASDAQ Capital Market (formerly NASDAQ SmallCap Market). Our ordinary shares are currently traded on the NASDAQ Capital Market, under the symbol “RITT.”

On December 6, 2007, we received a NASDAQ Staff Deficiency Letter indicating that, for the 30 consecutive business days prior to the date of the letter, the bid price of our ordinary shares closed below the minimum bid price requirement of $1.00 per share. On December 23, 2008, we were notified by NASDAQ that, in light of a general temporary suspension of the bid rule, the date on which must regain compliance with the bid rule was extended to September 2, 2009.

As of March 27, 2009, we had 20,852,420 ordinary shares outstanding.

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

Indemnity and Insurance

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

Shareholder Meetings

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

Two or more shareholders, present in person or by proxy and holding at least 35% of our outstanding voting power constitute a quorum. If there is no quorum within an hour of the time set, the meeting is postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders will constitute a quorum.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 27% for the 2008 tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the “Tax Ordinance”), which came into effect on January 1, 2006, the corporate tax rate is scheduled to decrease as follows: 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

Following an additional amendment to the Tax Ordinance, which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

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

Income arising from our “Approved Enterprise” is subject to zero tax rates under the Alternative Benefits Program and reduced tax rates based on our level of foreign ownership for specific period. The period of benefits in respect of most of our approved enterprise programs will terminate by the year 2011. No new approvals have been received since 1997. See Note 7(B) to the Consolidated Financial Statements included elsewhere in this annual report.

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

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of “Approved Enterprise” only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise.

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

The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a “significant shareholder” at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares, unless such companies were not subject to the Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law (or certain regulations) as of August 10, 2005, in which case the applicable tax rate is 25%. However, the different tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired by individuals prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (such as the NASDAQ), provided however that such capital gains are not derived from a permanent establishment in Israel that such shareholders did not acquire their shares prior to the issuer’s initial public offering and that such shareholders are not subject to the Inflationary Adjustments Law. In addition, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the following rates: (i) 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; (ii) 15%, if the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefiting Enterprise). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel tax treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25% or 15% if the dividends are from income generated by an Approved Enterprise (or Benefiting Enterprise); however if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, and not more than 25% of our gross income consists of interest or dividends, then the maximum tax is 12.5% for a shareholder who is a U.S. corporation holding at least 10% of our issued voting power during the part of the taxable year preceding the date of payment of the dividend and during the whole of the prior taxable year.

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax considerations relating to an investment in the ordinary shares. This summary deals only with ordinary shares held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and does not deal with special situations, such as those of dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, life insurance companies, individual retirement and tax-deferred accounts, persons holding the ordinary shares as part of a hedging or conversion transaction or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In particular , this discussion does not address the tax treatment of U.S. holders who own , directly , indirectly or constructively , 10% or more of our outstanding voting stock. Furthermore, the discussion below is based upon the Code, existing and proposed Treasury regulations promulgated thereunder, and applicable administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

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

Distributions on Ordinary Shares

Subject to the discussion under the headings “Passive Foreign Investment Companies”, U.S. holders are required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent of our current and accumulated earnings and profits attributable to the distribution, as determined for U.S. federal income tax purposes. A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a 15% or lower rate of U.S. federal income taxation on dividends paid in taxable years beginning on or before December 31, 2010 if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company (please see discussion below) and (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) the ordinary shares are listed on an established securities market in the United States (which includes the NASDAQ Capital Market). We believe that we currently are treated as a qualified foreign corporation, and we generally expect to be a qualified foreign corporation during all taxable years before 2009. However, no assurance can be given that a change in circumstances will not affect our treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year. In addition, a non-corporate U.S. Holder will not be eligible for the reduced rate if (a) such U.S. Holder has not held the ordinary shares for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. Holder as investment income under Section 163(d)(4)(B) of the Code. Any days during which the U.S. Holder has diminished its risk of loss with respect to the ordinary shares (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

Disposition of Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies”, upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares. The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder held the shares for more than one year as of the time of disposition. Any gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for losses treated as foreign source to the extent certain dividends were received by the U.S holder within the 24-month period preceding the date on which the U.S holder recognized the loss.

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

We were not a PFIC for the fiscal year ended December 31, 2008. The tests for determining PFIC status, however, are applied annually, and it is difficult to make accurate predictions of future income and assets which are relevant to this determination. Accordingly, there can be no assurance that we will not become a PFIC. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

For some time, until 1997, inflation in Israel exceeded the devaluation of the NIS against the U.S. dollar and we experienced increases in the U.S. dollar cost of our operations in Israel. This trend was reversed in 1997 and has continued in reverse for every year thereafter until the present. In 2008, on average yearly basis, there was a decrease of approximately 13% in value of the dollar in relation to the NIS and there was an increase of approximately 7% in the value of the dollar in relation to the Euro. This devaluation of the dollar together with the fact that we incur a material portion of our expenses in NIS had a material adverse effect on our results in 2008. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro continues to rise in value relative to the U.S dollar, our business and financial condition could be negatively impacted.

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

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our principal financial officer, our VP Finance, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and VP Finance, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and VP Finance as of December 31, 2008. Based upon that evaluation, our management, including our CEO and VP Finance, concluded that our disclosure controls and procedures are effective.

Internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us. We performed an evaluation of the effectiveness of our internal control over financial reporting that is designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and VP Finance, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2008 is effective. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within RiT to comply with these procedures.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

In the annual meeting held on August 26, 2008 our shareholders re-appointed Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, or KPMG, to serve as our independent registered accounting firm until the next annual meeting. The following table sets forth, for each of the years indicated, the fees paid or payable to KPMG for the period indicated.

	2008	2007

Audit Fees (1)	$127,506	$121,276
Tax Fees (2)	5,000	20,000
All Other Fees	-	-

Total	132,506	141,276

(1)	Audit fees consist of services that have been provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to services performed by the tax division for tax compliance and advice.

The audit committee of our board of directors approves all audit, audit-related, tax and other services to be provided by KPMG prior to any engagement.

ITEM 16D.	EXEMPTIONS FROM LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G.	CORPORATE GOVERNANCE

We are a foreign private issuer whose ordinary shares are listed on the NASDAQ Capital Market. As such, we are required to comply with U.S. federal securities laws, including the Sarbanes-Oxley Act, and the NASDAQ rules, including the NASDAQ corporate governance requirements. The NASDAQ rules provide that foreign private issuers may follow home country practice in lieu of certain qualitative listing requirements subject to certain exceptions and except to the extent that such exemptions would be contrary to U.S. federal securities laws, so long as the foreign issuer discloses that it does not follow such listing requirement and describes the home country practice followed in its reports filed with the SEC. Below is a concise summary of the significant ways in which our corporate governance practices differ from the corporate governance requirements of NASDAQ applicable to domestic U.S. listed companies:

The NASDAQ rules require that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. We have chosen to follow home country practice with respect to the quorum requirements of an adjourned shareholders meeting. Our articles of association, as permitted under the Israeli Companies Law and Israeli practice, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. In addition, we have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rule 4350(b)(1)(A), relating to an issuer’s furnishing of its annual report to shareholders. However, we post our Annual Report on Form 20-F on our web site (www. rittech.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

PART III

ITEM 17.	FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F - 2

Consolidated Balance Sheets as of December 31, 2007 and 2008	F - 3

Consolidated Statements of Operations for the Years
ended December 31, 2006, 2007 and 2008	F - 4

Statements of Changes in Shareholders' Equity and Comprehensive
Loss for the Years ended December 31, 2006, 2007 and 2008	F - 5

Consolidated Statements of Cash Flows for the Years
ended December 31, 2006, 2007 and 2008	F - 6

Notes to the Consolidated Financial Statements	F - 7

ITEM 19.	EXHIBITS

(b)	List of Exhibits

1.1	Memorandum of Association. (1)

1.2	Articles of Association. (2)

2.1	Form of Share Certificate Representing Ordinary Shares. (3)

4.1	Lease agreements with related parties and executive summaries thereof. (4)

4.2	RiT Technologies Ltd. 2003 Share Option Plan (5) and Amendment No. 1 (6) and Amendment No. 2 thereto.

4.3	Form of Letter of Indemnification. (7)

8.1	List of Subsidiaries. (8)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Vice President Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Vice President Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Somekh, Chaikin, Independent Registered Public Accounting Firm.

(1) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2002, filed with the SEC on June 30, 2003.

(2) Incorporated by reference to Annex A to the Registrant's Proxy Statement filed on the Registrant's Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 8, 2006.

(3) Incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form 8-A filed with the SEC on July 26, 1997.

(4) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC on June 24, 2004. . (File No. 0-29360).

(5) Incorporated by reference to Exhibit 99.1 to the Registrant's Registration Statement on Form S-8 filed on with the SEC July 26, 2004.

(6) Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 29, 2007.

(7) Incorporated by reference to Annex B to the Registrant's Proxy Statement filed on the Registrant's Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 8, 2006.

(8) Incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F for the Year ended December 31, 2004, filed with the SEC on March 30, 2004.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD. By: /s/ Avi Kovarsky —————————————— Avi Kovarsky President and Chief Executive Officer

March 30, 2009

RiT Technologies Ltd.
and Subsidiaries

Consolidated Financial Statements

December 31, 2008

RiT Technologies Ltd. and Subsidiaries

Consolidated Financial Statements as of December 31, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel, March 29, 2009

RiT Technologies Ltd. and Subsidiaries

Consolidated Balance Sheets

	December 31
	2008	2007
	US$ thousands	US$ thousands

Assets
Current Assets (Note 8A)
Cash and cash equivalents	6,111	3,850
Trade receivables, net *	3,737	4,536
Other current assets	536	370
Inventories	3,978	3,684

Total Current Assets	14,362	12,440

Other Assets
Long-term trade receivable	351	-
Assets held for severance benefits (Note 4)	1,579	1,713

	1,930	1,713

Property and Equipment, net (Note 3)	544	642

Total Assets	16,836	14,795

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables**	3,101	3,838
Other payables and accrued liabilities (Note 8A5)	2,286	2,459

Total Current Liabilities	5,387	6,297

Liability in respect of employees' severance benefits (Note 4)	2,076	2,178

Total Liabilities	7,463	8,475

Commitments and Contingencies (Note 5)

Shareholders' Equity (Note 6)
Share capital	559	389
Treasury stock	(27)	(27)
Additional paid-in capital	36,681	32,580
Accumulated deficit	(27,840)	(26,622)

Total Shareholders' Equity	9,373	6,320

Total Liabilities and Shareholders' Equity	16,836	14,795

*	Includes balances in the amounts of $315 thousand and $485 thousand with related parties as of December 31, 2008 and 2007, respectively (see also note 9A).
**	Includes balance in the amount of $56 thousand with related parties as of December 31, 2007 (see also Note 9A).

Director	President and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands

Sales (Notes 8B1) *	22,556	23,369	25,092
Cost of sales (Notes 5A and 8B2) *	11,080	14,156	12,942

Gross profit	11,476	9,213	12,150

Operating expenses: *

Research and development, gross	3,781	4,722	4,325
Less - royalty-bearing participation (Note 5A)	(104)	(110)	(128)

Research and development, net	3,677	4,612	4,197

Sales and marketing	6,351	7,633	7,735

General and administrative	2,718	2,334	2,177

Total operating expenses	12,746	14,579	14,109

Operating loss	(1,270)	(5,366)	(1,959)

Financing income, net (Note 8B3) *	52	64	237

Loss before income tax expense	(1,218)	(5,302)	(1,722)

Taxes on income (Note 7)	-	-	-

Net loss for the year	(1,218)	(5,302)	(1,722)

Net loss per share (Note 2Q):
Basic and diluted net loss per ordinary share (US$)	(0.07)	(0.36)	(0.12)

Weighted average number of ordinary shares used to
compute basic and diluted net loss per ordinary share	16,485,578	14,670,175	14,628,856

*	See Note 9B for transactions with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss

	Share capital
	Deferred shares*	Ordinary shares*	Treasury stock*	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Total
	Number of shares			US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Balance as of January 1, 2006	17,030	14,410,074	17,000	383	(27)	31,335	(39)	(19,598)	12,054

Changes during 2006
Exercise of options	-	231,499	-	5	-	292	-	-	297

Stock compensation expense	-	-	-	-	-	500	-	-	500

Net loss for the year	-	-	-	-	-	-	-	(1,722)	(1,722)
Net realized change on available for sale securities	-	-	-	-	-	-	39	-	39

Total comprehensive loss	-	-	-	-	-	-	-	-	(1,683)

Balance as of December 31, 2006	17,030	14,641,573	17,000	388	(27)	32,127	-	(21,320)	11,168

Changes during 2007
Exercise of options	-	40,001	-	1	-	45	-	-	46

Stock compensation expense	-	-	-	-	-	408	-	-	408

Net loss for the year and total comprehensive loss	-	-	-	-	-	-	-	(5,302)	(5,302)

Balance as of December 31, 2007	17,030	14,681,574	17,000	389	(27)	32,580	-	(26,622)	6,320

Changes during 2008
Issuance of shares to a principle shareholder (Note 9)		6,153,846		170		3,830			4,000

Stock compensation expense	-	-	-	-	-	271	-	-	271

Net loss for the year and total comprehensive loss	-	-	-	-	-	-	-	(1,218)	(1,218)

Balance as of December 31, 2008	17,030	20,835,420	17,000	559	(27)	36,681	-	(27,840)	9,373

*	Ordinary Shares –NIS 0.1 par value

Authorized shares: 39,979,990 as of December 31, 2008 and 2007; issued 20,852,420 and 14,698,574 as of December 31, 2008 and 2007, respectively (including 17,000 of which are held by a subsidiary) and outstanding 20,835,420 and 14,681,574 as of December 31, 2008 and 2007, respectively.

Deferred Shares – NIS 0.1 par value

Authorized shares: 20,230, issued and outstanding 17,030 shares as of December 31, 2008 and 2007.

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands

Net loss for the year	(1,218)	(5,302)	(1,722)
Adjustments to reconcile net loss to net cash
used in operating activities:
Severance pay benefits, net	32	(14)	(23)
Net realized loss on marketable securities	-	-	26
Depreciation and write off of property and equipment	276	653	266
Stock compensation expense	271	408	500

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	799	(51)	240
Increases in long-term trade receivable	(351)	-	-
Decrease (increase) in other current assets	(166)	104	(191)
Decrease (increase) in inventories	(294)	3,661	(2,466)
Increase (decrease) in accounts payable and accruals:
Trade	(788)	(2,246)	2,921
Other	(173)	371	(592)

Net cash used in operating activities	(1,612)	(2,416)	(1,041)

Investing
Proceeds from sale of marketable securities	-	-	519
Purchase of property and equipment	(127)	(295)	(482)

Net cash provided by (used in) investing activities	(127)	(295)	37

Financing
Proceeds from principle shareholder loan (Note 9)	2,000	-	-
Repayment of principle shareholder loan (Note 9)	(2,000)	-	-
Issuance of shares to a principle shareholder (Note 9)	4,000	-	-
Proceeds from exercise of options	-	46	297

Net cash provided by financing activities	4,000	46	297

Net increase (decrease) in cash and cash equivalents	2,261	(2,665)	(707)
Cash and cash equivalents, beginning of year	3,850	6,515	7,222

Cash and cash equivalents, end of year	6,111	3,850	6,515

Non cash investing activities:
Purchase of property and equipment	65	14	37

Cash paid during the year for:
Interest	30	29	52

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 1	–	General

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

In May 1997, the Company incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd. (the “Israeli subsidiary”), intended to make various investments including in securities. As at the balance sheet date, the Israeli subsidiary holds part of the Company’s outstanding shares. As of December 31, 2008 the Israeli subsidiary is inactive.

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured as follows:

–	Monetary items – at the current exchange rate at balance sheet date.

–	Non–monetary items – at historical exchange rates.

–	Income and expenditure items at the current exchange rate as of date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

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

Notes to the Consolidated Financial Statements as of December 31, 2008

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

The consolidated financial statements include those of the RiT Technologies Ltd. and its subsidiaries, all of which are wholly-owned. All intercompany transactions and balances were eliminated in consolidation.

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

The balance sheet allowance for doubtful accounts for all periods through December 31, 2008 is determined as a specific amount for those accounts, the non-collection of which is probable.

F.	Inventories

Inventories are valued at the lower of cost or market value, except for raw materials where market is replacement cost. Cost is determined as follows:

Raw materials – on the “moving average” basis. Work in process and finished products:

Costs in inventory include direct materials, labor and overhead incurred.

Labor and overhead – on the basis of actual manufacturing costs based on the normal capacity of the production facility.

Inventory write-downs are provided to cover technological obsolescence, excess inventories, discontinued products and market prices lower than cost.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2	–	Significant Accounting Policies (cont’d)

G.	Assets held for severance benefits

Assets held for employees severance benefits represent cash surrender of managers’ insurance policies that are recorded at their current redemption value.

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

Notes to the Consolidated Financial Statements as of December 31, 2008

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

It is the Company’s policy to grant a warranty for certain products. The balance sheet provision for warranties for all periods through December 31, 2008 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

The following are the changes in liability for product warranty:

US$ (thousands)

Balance at December 31, 2006	60
Accrual for warranties issued during the year	124
Warranty costs incurred (actual warranty claims)	(79)

Balance at December 31, 2007	105
Accrual for warranties issued during the year	126
Warranty costs incurred (actual warranty claims)	(102)

Balance at December 31, 2008	129

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2	–	Significant Accounting Policies (cont’d)

M.	Stock option plans

At December 31, 2008, the Company has several employee compensation plans, which are described more fully in Note 6. Effective January 1, 2006, the Company adopted the fair value recognition method in SFAS 123R, Share-Based Payment using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of Statement 123, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of Statement 123R.

The Company’s option awards are primarily subject to graded vesting over a service period. In those cases, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

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

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the share is the market value of such shares at the date of issuance.

2.	Dividend yield of zero percent for all relevant periods.

3.	Risk free interest rates are as follows:

Year ended December 31%

2008	2.75
2007	4.51
2006	4.80

4.	Expected term of 4 years for each option granted.

5.	Expected volatility of 81.9% for the year ended December 31, 2008 (68.7% and 79% for the years ended December 31, 2007 and 2006, respectively).

The exercise price for options granted to employees generally at not less than the value of the Company’s ordinary shares at the date of grant.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2	–	Significant Accounting Policies (cont’d)

N.	Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets in accordance with the provisions of SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment charges were recorded during 2006 and 2008. In 2007 as a result of change in development strategy the Company wrote off certain redundant development property and equipment in the amount of $257 thousand.

O.	Deferred income taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

P.	Income tax uncertainties

The Company accounts for income tax uncertainties in accordance with Financial Accounting Standards Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”). FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Interest and penalties related to unrecognized tax benefits are classified as a component of income tax expense.

Q.	Net loss per share

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share”(“SFAS 128”).

The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 1,881,000 stock options and 1,116,031 warrants for the year ended December 31, 2008 (for the year ended December 31, 2007 – 1,467,234 stock options and 1,116,031 warrants; for the year ended December 31, 2006 – 1,216,233 stock options and 1,116,031 warrants).

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 2	–	Significant Accounting Policies (cont’d)

R.	Information about geographical areas

Disclosure about segments of an enterprise and related information requires the disclosure of information about geographical areas. Company sales as reported to management are divided into geographical areas based on the location of customers. This information is provided in Note 8B1.

S.	Treasury Shares

Holdings of the Company’s shares by a consolidated subsidiary are presented as treasury stock, and are excluded from the calculation of loss per share.

T.	Fair value measurements

On January 1, 2008, the Company adopted the provisions FASB Statement No. 157, Fair Value Measurements, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 8A6). FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

On January 1, 2009, the Company will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The Company is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,” which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. The Company has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

U.	Recently issued Accounting Pronouncements

In December 2007, the FASB issued FASB Statement No. 141R, Business Combinations (Statement 141R) and FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements– an amendment to ARB No. 51 (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. The Company believes adopting Statement 141R and Statement 160 should have no impact on its results of operations and financial position.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 3	–	Property and Equipment

Property and equipment, net, consist of the following:

	December 31
	2008	2007
	US$ thousands	US$ thousands

Cost
Research and development equipment	1,431	1,370
Manufacturing equipment	531	516
Office furniture and equipment	1,332	1,317
Leasehold improvements	208	173

	3,502	3,376

Less accumulated depreciation
Research and development equipment	1,226	1,126
Manufacturing equipment	447	401
Office furniture and equipment	1,131	1,065
Leasehold improvements	154	142

	2,958	2,734

	544	642

Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $276 thousand, $396 thousand and $266 thousand, respectively. During the year ended December 31, 2007, an amount of $222 thousand was reclassified from inventories to property and equipment.

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

Severance pay expense for the years ended December 31, 2008, 2007 and 2006 was $424 thousand, $580 thousand and $630 thousand, respectively.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 5	–	Commitments and Contingencies

A.	Royalty commitments

The Company is obligated to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the “OCS”) on revenues from certain of product sales, where the research and development in respect of these products was undertaken with royalty bearing participations (“grants”) from the OCS.

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

As of December 31, 2008, total commitment payable to the OCS, including interest to date at the above rate, amounted to approximately $1.1 million.

Royalties expenses to the OCS are classified as part of cost of sales (see Note 8B2).

B.	Lease commitments

1.	Premises occupied by the Company and the US subsidiary are rented under various operating leases with former related parties (see Note 9) and others.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha’ayin expire in December 2009 and June 2009, respectively. The lease agreement for the premises in New Jersey is month-to-month and can be terminated upon 30 days notice. The lease agreement for the representative office in Beijing, China, expires in December 2009. The lease agreement for the representative office in Moscow expires in October 2009. Minimum future rental payments due under the above leases (except for New Jersey), at rates in effect on December 31, 2008, assuming no options are exercised, are as follows:

Year ending December 31	US$ thousands

2009	491

491

Part of the lease agreements in Israel are secured by a bank guarantee in the amount of $25 thousand.

Lease expense was $542 thousand, $612 thousand and $574 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 5	–	Commitments and Contingencies (cont’d)

B.	Lease commitments (cont’d)

2.	The Company has several operating leases in respect of motor vehicles. These lease agreements expire on various dates to 2011. Minimum future lease payments due under the above leases on December 31, 2008, assuming no options are exercised, are as follows:

Year ending December 31	US$ thousands

2009	300
2010	183
2011	103

586

Lease expense was $364 thousand, $461 thousand and $422 thousand for the years ended December 31, 2008, 2007 and 2006, respectively.

C.	Other commitments

As of December 31, 2008, bank guarantees in the amount of $237 thousand have been issued, for letter of credit, performance guarantee and customs duty on importation.

D.	Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

Cash and cash equivalents are deposited with major financial institutions in Israel and in the United States.

The Company grants credit to customers without generally requiring collateral or security. The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with certain trade receivables is reduced by The Israeli Credit Insurance Company (ICIC), the large number and geographical dispersion of the Company’s customer base.

On significant carrier sales and on sales in areas where there is a risk of collection, the Company secures the payment by customer bank guarantee (L.C.)

See also Note 8B1 for principal customers and Note 9 for related party transactions.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

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

See Note 9 regarding issuance of shares to a principle shareholder.

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

On October 19, 2003, the Board of Directors approved the grant of 30,000 options to a director at an exercise price of $1.85 vesting in equal amounts over three years. The grant of these options was ratified by the shareholders at the Annual shareholders’Meeting on December 1, 2003. As of December 31, 2008, these options were forfeited.

On November 4, 2005, the Board of Directors approved the grant of 210,000 options to the Company’s directors at an exercise price of $2.82 and vested one third on February 2, 2006 and one third every year thereafter. The grant of these options was ratified by the shareholders at the Annual Meeting in December 2005. As of December 31, 2008, 60,000 options were remaining.

On February 1, 2006, the Board of Directors of the Company resolved to reserve 500,000 additional shares for the grant of options under the 2003 Plan. The resolution was ratified by the shareholders at the Annual Shareholders’ Meeting on April 5, 2006.

As of December 31, 2008, the number of options granted under the 2003 Plan is 3,275,175 options and the number of options outstanding under the 2003 Plan is 1,765,667 options. As of December 31, 2008, 1,199,265 options are available for future grant.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

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

As of December 31, 2008, the number of options granted under the RiT Inc. Plan is 355,000 options and the number of options outstanding under the RiT Inc. Plan is 85,333 options. As of December 31, 2008, 90,666 options are available for future grant.

3.	RiT Directors’ Share Incentive Plan (1997)

In June 1997, the RiT Directors’ Share Incentive Plan (1997) (the “Directors’Plan”) was adopted by the Board.

On October 10, 2001, the Board of Directors of the Company resolved to reserve 110,000 shares. At that date, 210,000 options were granted to certain directors at an exercise price of $1.15 and vested in equal amounts over three years.

Commencing with adoption of The 2003 Plan, the Company ceased to grant options under the Directors Plan. As of December 31, 2008, the number of options outstanding under the Directors plan is 30,000 options.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 6	–	Shareholders’ Equity (cont’d)

B.	Share options (cont’d)

4.	Stock Options granted under the Employees’ and Non-employee’s Share Option Plans are as follows:

	Number of options	Weighted average exercise price	Weighted average grant date fair value
		US$	US$

Options unexercised as of January 1, 2006	2,104,699

Granted	563,300	1.56	0.81
Exercised	(231,499)	1.28	0.89
Expired	(456,691)	2.03	0.86
Forfeited	(348,876)	2.19	0.81

Options unexercised as of December 31, 2006	1,630,933

Granted	153,500	1.29	0.73
Exercised	(40,001)	1.12	0.72
Expired	(10,000)	2.05	1.55
Forfeited	(267,198)	1.65	1.00

Options unexercised as of December 31, 2007	1,467,234

Granted	837,000	0.99	0.38
Exercised	-	-	-
Expired	-	-	-
Forfeited	(423,234)	1.78	1.1

Options unexercised as of December 31, 2008	1,881,000

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 6	–	Shareholders’ Equity (cont’d)

B.	Share options (cont’d)

4.	Stock Options granted under the Employees’ and Non-employee’s Share Option Plans are as follows: (cont’d)

At December 31, 2008, total compensation cost related to option awards not yet recognized amount to $348 thousand and will be recognized in the statements of operations during fiscal years 2009 – 2011.

The following table summarizes information about stock options outstanding as of December 31, 2008:

Rates of exercise prices in US$	Options outstanding			Options exercisable
	Number of shares unexercised as of December 31 2008	Weighted average remaining contractual life	Average exercise price	Number of exercisable shares as of December 31 2008	Average exercise price
		In years	US$		US$

0.37	20,000	6.08	0.37	-	0.37
0.6 - 0.65	593,000	6.20	0.64	86,250	0.65
1.05 - 1.48	331,200	4.43	1.16	263,529	1.15
1.6 - 1.86	367,800	6.61	1.74	300,199	1.72
2	220,000	5.58	2	18,332	2
2.58	264,000	6.31	2.58	264,000	2.58
2.75 - 2.82	63,000	5.73	2.82	63,000	2.82
3.15	18,000	6.42	3.15	18,000	3.15
7.38	4,000	1.46	7.38	4,000	7.38

	1,881,000			1,017,310

At December 31, 2008, options with an average exercise price of $1.82 were exercisable for 1,021,310 shares (at December 31, 2007, options with an average exercise price of $2.54 were exercisable for 1,047,528 shares).

Weighted average exercise prices for the options outstanding at December 31, 2008 and 2007 were $1.49 and $1.86, respectively.

Weighted average remaining contractual life of outstanding options at December 31, 2008 was 5.89 years and the intrinsic value as of December 31, 2008 is 0.

The Black-Scholes assumptions used in valuing the options are presented in Note 2M.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 6	–	Shareholders’ Equity (cont’d)

B.	Share options (cont’d)

4.	Stock Options granted under the Employees’ and Non-employee’s Share Option Plans are as follows: (cont’d)

A summary of the status of the Company nonvested shares as of December 31, 2007 and changes during the year ended December 31, 2008 is presented below:

Nonvested shares	Shares	Weighted Average grant Date Fair value

Nonvested at December 31, 2007	419,706	1.07
Granted	837,000	0.38
Vested	(334,515)	1.02
Forfeited	(58,501)	0.82

Nonvested at December 31, 2008	863,690

5.	Options to non-employees

The Company applies the fair value-based method of accounting set forth in SFAS 123R to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are granted to the non-employees since the options are fully vested. The Company granted a total of 249,500 options during the years 2003-2008. Such options granted to non-employees were granted as part of The 2003 Plan.

C.	Warrants to investors

As part of an agreement for a private placement signed on June 21, 2004, the Company issued to the investors warrants to purchase up to 1,266,032 Ordinary shares at an exercise price of $1.75 per share. The warrants are exercisable until June 21, 2009. As of December 31, 2008, 150,001 of these warrants had been exercised.

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

The Company accounted for the issuance of warrants as an equity transaction, and separately evaluated the potential for liability for liquidated damages under the free standing registration right agreement (“RRA”) based on the guidance in SFAS No. 5. At the date of issuance, the Company believed that the likelihood of achieving effectiveness of a registration statement, and maintaining its effectiveness in accordance with the RRA, was and would continue to be highly probable. The Company filed the registration statement and believes it is highly probable it will maintain its effectiveness as required under the RRA, and that no penalties for non-performance under the RRA (i.e. liquidated damages) will arise. Accordingly, no accrual for such is recorded. The Company’s treatment is consistent with the guidance in FSP EITF 00-19-2 Accounting for Registration Payment Arrangements.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 6	–	Shareholders’ Equity (cont’d)

D.	Dividends

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

The distribution of cash dividends out of retained earnings as of December 31, 2008, would subject the Company to a 25% tax in respect of the income from which it was distributed, according to the terms of the tax exemption due to its “approved enterprise”status, as explained in Note 7B.

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

Income arising from the Company’s “Approved Enterprise” is subject to zero tax rates commencing in the year in which the “Approved Enterprise” first earns taxable income under the “Alternative Benefit Method” and reduced tax rates based on the level of direct or indirect ownership for specific period. The period of benefits in respect of most of the Company’s production facilities will terminate in the years 2009 – 2011 (the period of benefits in respect of the first approval was terminated in 2005). No new approvals have been received since 1997.

The duration of tax benefits, for each of the programs is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval, as an “Approved Enterprise” under the Law.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

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

c.	Should the Company derive income from sources other than the “Approved Enterprise” during the relevant period of benefits, such income will be taxable at the regular corporate tax rate - 27% for the tax year ended December 31, 2008. Due to tax loss carryforwards, the Company does not anticipate any taxable income from such sources.

d.	On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) – 2005. This Amendment provides for a gradual reduction in the company tax rate in the following manner: in 2006 the tax rate was 31%, in 2007 the tax rate was 29%, in 2008 the tax rate is 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Real capital gains are subject to tax of 25%. These rates are used in the computation of the gross deferred tax assets.

2.	Accelerated depreciation

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

Notes to the Consolidated Financial Statements as of December 31, 2008

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

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 7	–	Taxes on Income (cont’d)

C.	Measurement of results for tax purposes under the Income Tax Inflationary Adjustments Law (“the Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, until December 31, 2007 the Company’s results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) – 2008 (“the 2008 Amendment”) was passed by the Knesset. According to the 2008 Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions.

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

E.	Tax assessment and tax loss carryforwards

The Company has not received final tax assessments since its incorporation. In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2004 tax year can be regarded as final. The Company’s Israeli tax loss carryforwards are denominated in NIS and approximates $31,224 thousand as of December 31, 2008, and can be carried forward indefinitely against future taxable income.

The U.S. subsidiary is taxed under the U.S. Federal and State income tax rules. As of December 31, 2008, the U.S. subsidiary has Federal tax loss carryforwards of approximately $5,134 thousand, which will expire between 2009 and 2028. Following the change in control which occurred in the parent company in June 2008, the U.S. subsidiary might be exposed to an ownership change as defined in the Internal Revenue Code Section 382.

An ownership change occurs when the ownership percentage of 5% or greater stockholders changes by more than 50% over a three-year period.

As a result, the utilization of a significant portion of the tax loss carryforwards in the U.S. subsidiary (tax effected of $1.5 million that has been fully reserved at December 31, 2008) might be severely limited.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 7	–	Taxes on Income (cont’d)

F.	Deferred tax assets and liabilities

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2008	2007
	US$ thousands	US$ thousands

Deferred tax assets:
Allowance for doubtful accounts	4	6
Severance pay	124	116
Vacation pay	121	128
Research and development	101	101
Tax loss carryforwards	9,257	8,624

Total gross deferred tax assets	9,607	8,975

Valuation allowance	(9,607)	(8,975)

Net deferred tax assets	-	-

The net change in valuation allowance for each of the years ended December 31, 2008, 2007 and 2006, were increases of $632 thousand, $2,046 thousand and $160 thousand, respectively.

Deferred tax assets for future benefits are included where their realization is more likely than not. Because of history of taxable losses, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets. As such, the Company has recorded a full valuation allowance in regard of all its tax loss carryforwards as well as for other deductible temporary differences at December 31, 2008 and 2007.

G.	Loss before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense

The components of loss before income tax expense are as follows:

	Year ended December 31
	2008	2007	2006

Israel	(968)	(5,200)	(2,058)
United States	(250)	(102)	336

Loss before income tax expense	(1,218)	(5,302)	(1,722)

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 7	–	Taxes on Income (cont’d)

G.	Loss before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense (cont’d)

A reconciliation of the theoretical income tax expense, assuming all loss is taxed at the Israeli statutory income tax rate of 27% for the year ended December 31, 2008, 29% for the year ended December 31, 2007 and 31% for the year ended December 31, 2006, and the actual income tax expense, is as follows:

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands

Loss before income tax expense	(1,218)	(5,302)	(1,722)

Theoretical income tax benefit at Israeli
statutory tax rates	(329)	(1,538)	(534)
Non-deductible expense	77	58	34
Stock compensation expense	73	118	155
Change in valuation allowance	632	2,046	160
Adjustments arising from differences on the basis of
measurement for tax purposes and for
financial reporting purposes and other**	(453)	(684)	185

Income tax expense for the reported year	-	-	-

**	Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company, and the exchange rate of Israeli currency relative to the dollar.

H.	Accounting for uncertainty in income taxes

The Company and its subsidiaries adopted the provisions of FIN 48 as of January 1, 2007, and there was no material effect on the financial statements. As a result, the Company did not record any cumulative effect adjustment related to adopting FIN 48.

The total amount of gross unrecognized tax benefits as of January 1, 2007, was $0.6 million. There was no change in the unrecognized tax benefits during the years ended December 31, 2007 and 2008. The entire balance of the unrecognized tax benefits, if recognized, would not affect the effective tax rate as this amount would be offset by compensating adjustments in the Company’s deferred tax assets that would be subject to a valuation allowance based on the conditions existing at the Company’s reporting date.

The Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next year.

The Company and its subsidiaries account for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007, and for the years ended December 31, 2007 and 2008, no interest and penalties related to unrecognized tax benefits had been accrued.

The Company and its subsidiaries file income tax returns in Israel and in the U.S. The Israeli tax returns of the Company and its Israeli subsidiary are open to examination by the Israeli Tax Authorities for the tax years beginning in 2005. The U.S. tax returns of the U.S. subsidiary are open to examination by the U.S. tax authorities for tax years beginning in 2005.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 8	–	Supplementary Financial Statements Information

A.	Balance Sheets

1.	Cash and cash equivalents

Comprised of:

	December 31
	2008	2007
	US$ thousands	US$ thousands

Cash and deposits *	6,111	3,850

*	The deposits in 2007 are bearing an average annual interest of 3.0% per annum.

The deposits for December 31, 2008 are composed of:

a.	$1,559 - deposit in NIS and bearing an average annual interest of 3.14%.

As of December 31, 2008, $69 was pledged against the Company’s bank guaranties.

b.	$2,795 - deposit in US Dollars and bearing an average annual interest of 2.79%

c.	$490 - Deposit in Euro and bearing an average annual interest of 3.88%.

d.	$511 - Deposit in British Pound and bearing an average annual interest of 3.98%.

The deposits are in thousands.

2.	Trade receivables, net

Trade receivables, net, consist of the following:

	December 31
	2008	2007
	US$ thousands	US$ thousands

Trade receivables	3,758	4,559
Less allowance for doubtful accounts (*)	(21)	(23)

	3,737	4,536

*	The following are the changes in the allowance for doubtful accounts:

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 8	–	Supplementary Financial Statements Information (cont’d)

A.	Balance Sheets (cont’d)

2.	Trade receivables, net (cont’d)

US$ thousands

Balance as of January 1, 2006	426
Additions	50
Deductions	(13)
Write-downs charged against the allowance	(153)

Balance as of December 31, 2006	310
Additions	23
Deductions	(50)
Write-downs charged against the allowance	(260)

Balance as of December 31, 2007	23
Additions	9
Deductions	(11)
Write-downs charged against the allowance	-

Balance as of December 31, 2008	21

3.	Other current assets

Other current assets consist of the following:

	December 31
	2008	2007
	US$ thousands	US$ thousands

Receivables from the Government of Israel:
OCS	24	24
Value added tax authorities	143	147
Prepaid expenses	284	111
Other	85	88

	536	370

4.	Inventories

Inventories consist of the following:

	December 31
	2008	2007
	US$ thousands	US$ thousands

Raw materials and subassemblies	1,253	942
Work in process	238	296
Finished products	2,487	2,446

	3,978	3,684

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 8	–	Supplementary Financial Statements Information (cont’d)

A.	Balance Sheets (cont’d)

5.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31
	2008	2007
	US$ thousands	US$ thousands

Employees and employee institutions	1,086	1,076
Government of Israel:
OCS in respect of royalty payments	86	136
Accrued expenses	783	1,141
Provision for product warranty	129	105
Deferred revenues	197	-
Other	5	1

	2,286	2,459

6.	Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the financial instruments as of December 31, 2007 and 2008, represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.	Cash and cash equivalents, trade receivables, other current assets, other payables. The carrying amounts approximate fair value because of the short maturity of these instruments.

b.	Long term trade receivables: The fair value is determined as the present value of future contractual cash flows discounted at an interest rate that reflects the risks inherent in those cash flows. The difference between the carrying amounts and fair value is not material.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 8	–	Supplementary Financial Statements Information (cont’d)

B.	Statements of operations

1.	Sales (1)

(a)	Classification of sales by geographical destination:

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands

United States	2,911	6,764	10,292
Europe	13,445	8,289	12,280
Israel	1,728	1,565	1,318
South and Latin America	944	3,092	21
Asia Pacific	2,728	3,289	1,060
Rest of the world	800	370	121

	22,556	23,369	25,092

(1)	Sales are attributed to geographical areas based on location of customers. The Company’s property and equipment is primarily located in Israel.

(b)	Sales by major product lines:

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands

Enterprise Solution	18,919	20,015	23,388
Carrier Solution	3,637	3,354	1,704

	22,556	23,369	25,092

(c)	Principal customers:

During fiscal year 2008 there were no sales to customers exceeding 10% of total sales.

During fiscal year 2007, Company’s sales to customers exceeding 10% of total sales were: $5,328 thousand (during fiscal year 2006 – $6,944 thousand).

Customers who accounted for over 10% of the total consolidated revenue:

	Year ended December 31
	2008	2007	2006
Customer	%	%	%

A	-	-	12.53
B	-	10.60	15.15
C	-	12.20	-

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 8	–	Supplementary Financial Statements Information (cont’d)

2.	Cost of sales

Cost of sales consists of the following:

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands

Payroll and related benefits	975	1,272	1,303
Materials purchased	7,293	6,887	9,683
Subcontracted work	2,189	1,776	3,102
Royalties to the OCS	129	117	168
Write-down of inventories	181	* 1,764	1,028
Other production costs	944	817	541

	11,711	12,633	15,825
Decrease (increase) in inventories	(631)	1,523	(2,883)

	11,080	14,156	12,942

*	Following sales weaker than originally projected, especially of the Carrier products, the Company wrote-off excessive and slow-moving inventories.

3.	Financing income, net

Financing income, net, consists of the following:

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands

Expenses:
Realized loss on marketable securities, net	-	-	(26)
Interest on short-term credits and bank charges	(27)	(59)	(30)
Exchange translation (expenses) income, net	(23)	18	56

	(50)	(41)	-
Income:
Interest from banks and others	102	105	237

Financing income, net	52	64	237

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 9	–	Related Parties Balances and Transactions

On June 12, 2008, the Company’s then principal shareholders completed the sale of their entire shareholdings in the Company to STINS COMAN, a Russian corporation headquartered in Moscow, Russia, who has been the Company’s distributor since 1994. Under the agreement entered in March 2008, the selling shareholders sold to STINS all of the 5,122,521 RiT shares held by them (or their affiliates), representing approximately 34.9% of the Company’s outstanding share capital at that date. STINS acquired additional shares of the Company through a cash tender offer also completed in June 2008. Following the consummation of these transactions, STINS was the owner of approximately 6,150,336 RiT shares, representing approximately 41.9% of the outstanding ordinary shares of the Company.

On June 13, 2008, the Company’s Board of Directors approved a short-term loan agreement with STINS, according to which, STINS will extend to the Company a loan of up to $4 million at the request of the Company. The key terms of the loan agreement were as follows:

—	At any time through December 31, 2008, the Company may draw the loan from STINS, but no more than $2 million at one draw (up to a maximum of $4 million) and at intervals of at least 30 days between each draw.

—	The outstanding principal amount will accrue interest at an annual rate of 2.47%.

—	The outstanding principal amount and the interest accrued thereon are due and payable in one payment 12 months after receipt of the funds.

—	The loan is unsecured

The Company drew $2 million out of the $4 million loan.

On July 22, 2008, the Company entered into a binding Memorandum of Understanding (“MOU”) with STINS, for a private issuance by the Company of newly issued ordinary shares of the Company. Pursuant to the MOU, the outstanding loan amount and the interest accrued thereon should have been converted at the closing into ordinary shares of the Company at a conversion price of $0.65 per share. The conversion price represented a premium of 25% over the closing price of the ordinary shares as reported on NASDAQ on July 18, 2008, the last trading day before the approval of the transaction by the Audit Committee and Board of Directors of the Company. The closing of the transaction was subject, among others things, to the approval of the Company’s shareholders, which was obtained at the 2008 Annual General Meeting held in August 2008. On September 15, 2008, the Company completed the private placement and issued 6,153,846 ordinary shares to STINS for a total investment of $4 million, reflecting a $0.65 purchase price per share. Rather than converting the $4 million short term loan that STINS agreed to extend to the Company in June 2008, the purchase agreement provided for a direct investment of $4 million. In conjunction with the closing, the $2 million short term loan that was previously extended to the Company was repaid in full and the loan agreement was terminated. Immediately following the closing of the transaction, STINS held 12,304,182 of the Company’s shares, representing approximately 59.1% of the Company’s outstanding shares. As of December 31, 2008, STINS holds 12,471,242 of the Company’s shares representing approximately 59.86% of the Company’s outstanding shares.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2008

Note 9	–	Related Parties Balances and Transactions (cont’d)

On November 4, 2008 –the Company announced that it has appointed STINS COMAN Corporartion, a subsidiary of STINS COMAN Incorporated, RiT’s principal shareholder, to be its non-exclusive distributor of carrier solutions in the CIS market, until, initially, September 2009.

STINS COMAN has served as RiT’s distributor of enterprise solutions in Russia since 1994.

All transactions with related parties were in the ordinary course of business and at terms comparable to those applied to transactions with other customers or suppliers and are mainly sales of the Company’s products, purchases from related parties, human resource and administrative services received and leasing of premises occupied by the Company and the US subsidiary (See Note 5B).

A.	Balances with related parties

The following related parties balances are included in the balance sheets:

	December 31
	2008	2007
	US$ thousands	US$ thousands

Accounts receivable:
Trade	315	485

Accounts payable:
Trade	-	56

B.	Income from or expenses to related parties

The following related parties transactions are included in the statements of operations.

	Year ended December 31
	2008	2007	2006
	US$ thousands	US$ thousands	US$ thousands

Income:
Sales	1,111	1,118	976

Costs and expenses:
Purchases	7	-	16
Services	42	92	204
Research and development costs	156	256	362
Sales, marketing, general and administrative
expenses	283	561	519
Financing expense	11	-	-

C.	Purchases of property and equipment	5	-	40