Form 20-F
period 2009-12-31
RIT TECHNOLOGIES LTD
filed 2010-06-29
CIK 1041844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009.

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

Eran Ayzik, C.F.O
RiT Technologies Ltd.
24 Raoul Wallenberg Street, Tel Aviv, Israel
Mail to: erana@rit.co.il
Tel: +972-3- 7664249
Fax: +972-3- 6455162
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares, NIS 0.8 par value per share	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2009, the issuer had 2,604,428 ordinary shares outstanding (excluding 2,125 ordinary shares held as treasury shares).

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

☒ Yes                      ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such reports).

☐ Yes                      ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

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

If "Other" has been checked in response to the previous question indicate by check mark which financial statements the registrant has elected to follow:

☐ Item 17                      ☐ Item 18

 If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes                      ☒ No

INTRODUCTION

Unless the context otherwise requires, all references in this annual report to:

•	"we", "us", "our", "RiT", the "Registrant" or the "Company" refer to RiT Technologies Ltd. and its wholly- owned subsidiaries;

•	"dollars" or "$" are to United States Dollars

•	“NIS” are to New Israeli Shekels, the currency of the State of Israel;

•	"Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999;

•	"SEC" are to the United States Securities and Exchange Commission;

•	“STINS” or “STINS COMAN” are to STINS COMAN Incorporated, a Russian corporation headquartered in Moscow, Russia, and which is our largest shareholder; and

•	"enterprise" and "carrier"" relate to the sectors we formerly identified as "datacom" and "telecom."

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

Reverse Share Split

On August 24, 2009, we effected a one-for-eight reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed from NIS 0.1 per share to NIS 0.8 per share. Unless otherwise indicated, all ordinary share, option and per share amounts in this annual report have been adjusted to give retroactive effect to the stock split for all periods presented.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this annual report that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	expectations as to the timing of profitability, and the adequacy of our cash balances and cash flow from operations to support our operations for specified periods of time;

•	expectations as to the timing of raising additional financing;

•	statements as to expected sales, operating results and certain expenses, including research and development and sales and marketing expenses;

•	expectations as to the development of our products and technology, and the timing of enhancements to our products and new product launches;

•	expectations that we will not lose a significant customer or customers or experience increased fluctuations of demand or rescheduling of purchase orders;

•	estimates of the impact of changes in currency exchange rates on our operating results;

•	expectations as to the adequacy of our inventory of critical components and finished products;

•	expectations that our markets will grow;

•	expectations that our products will remain accepted within their respective markets and will not be replaced by new technology;

•	expectations that competitive conditions within our markets will not change materially or adversely;

•	expectations that we will retain key technical and management personnel;

•	expectations that our recent change in control and changes in management will not be disruptive to our business;

•	expectations that our forecasts will accurately anticipate market demand;

•	expectations as to the adequacy of our manufacturing facilities and the timing of any expansion;

•	our inability to satisfy Nasdaq’s requirements for continued listing; and

•	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that new Israeli tax and corporate legislation may have on our operations.

In addition, statements that use the terms "believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements.  We desire to take advantage of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection with this safe harbor legislation.  All forward-looking statements in this Form 20-F and any other written or oral statements made by us or on our behalf reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Item 3.D. – Risk Factors", that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                      KEY INFORMATION

3.A.                      Selected Financial Data

We have derived the following selected consolidated balance sheet data as of December 31, 2009 and 2008, and the selected consolidated operating data for the years ended December 31, 2009, 2008, and 2007 from our audited consolidated financial statements and notes included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have derived the selected consolidated balance sheet data as of December 31, 2007, 2006, and 2005 and the selected consolidated operating data for the years ended December 31, 2006 and 2005 from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected consolidated financial data together with "Item 5. - Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(in thousands, except per share data)
Sales	$8,655	$22,556	$23,369	$25,092	$27,852
Cost of sales	4,710	11,080	14,156	12,942	12,923
Gross profit	3,945	11,476	9,213	12,150	14,929
Operating expenses:
Research and development, gross	3,158	3,781	4,722	4,325	4,212
Less - royalty-bearing participation	206	104	110	128	119
Research and development, net	2,952	3,677	4,612	4,197	4,093
Sales and marketing	5,268	6,351	7,633	7,735	7,624
General and administrative	2,065	2,718	2,334	2,177	2,007
Total operating expenses	10,285	12,746	14,579	14,109	13,724

Operating income (loss)	(6,340)	(1,270)	(5,366)	(1,959)	1,205
Financial income (loss), net	(110)	52	64	237	198
Net income (loss) for the year	$(6,450)	$(1,218)	$(5,302)	$(1,722)	$1,403

Net Income (Loss) Per Share

Basic net income (loss) per ordinary share	$(2.48)	$(0.59)	$(2.89)	$(0.96)	$0.8
Diluted net income (loss) per ordinary share	$(2.48)	$(0.59)	$(2.89)	$(0.96)	$0.72

Weighted average number of ordinary shares used to compute basic net income (loss) per ordinary share	2,604,428	2,060,697	1,833,772	1,828,607	1,786,113

Weighted average number of ordinary shares used to compute diluted net income (loss) per ordinary share	2,604,428	2,060,697	1,833,772	1,828,607	1,932,423

Balance Sheet Data

	Year Ended December 31,
	2009	2008	2007	2006	2005
			(in thousands)

Working capital	$4,528	$8,975	$6,143	$10,846	$12,345
Total assets	9,555	16,836	14,795	21,761	20,715
Share capital and additional paid-in capital	37,352	37,213	32,942	32,488	31,691
Shareholders' equity	$3,062	$9,373	$6,320	$11,168	$12,054

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

Although we reported a profit in 2005, we incurred operating and net losses from fiscal year 2002 through 2004 and again from fiscal year 2006 through 2009 and we may incur losses in the future. In 2009 we had a record high net loss. As of December 31, 2009, our accumulated deficit was $34.3 million. We will need to generate revenues as well as manage our costs to obtain profitability. Our revenues may not grow or continue at their current level. In addition, in order to meet expanding sales and operations requirements, our expenses may increase. As a result, net cash outflows may continue for the near term, and we may again incur net operating losses. If our revenues do not increase, or if our expenses increase at a greater pace than our revenues, profitability may not be achieved or sustained. We may not be able to sustain or increase profitability on a quarterly or annual basis. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses.

Severe global economic conditions may materially adversely affect our business.

Our business and financial condition are substantially affected by global economic conditions. Starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. Although the global economy showed signs of recovery by the end of 2009 and the beginning of 2010 ,should the economic slowdown resume, it may cause our customers to reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, which would have a material adverse effect on our business, operating results and financial condition.

We may need to raise additional financing in the future.  If adequate funds are not available on terms favorable to us, our operations and growth strategy will be materially adversely affected.

On December 31, 2009, we had cash and cash equivalents of approximately $1.6 million. Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter depending on the timing of orders and deliveries, and the payment terms offered to our customers. On June 11, 2009, we entered into a Convertible Loan Agreement with STINS COMAN, our controlling shareholder, which was amended on June 17, 2009, pursuant to which STINS COMAN agreed to loan us up to $10 million,$2.85 million of which were already extended to us. For more information, see "Item 7.B. - Related Party Transactions. As of June 23, 2010 we can borrow an additional $7.15 million. Under the Convertible Loan Agreement, we anticipate that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements until at least June 2011. However, we may need to raise additional funds in the future in order to satisfy our working capital, capital expenditure requirements and growth strategy. If we are unable to raise additional financing when needed on terms favorable to us, our operations and growth strategy will be materially adversely affected.Ifadditional funds are raised through the issuance of equity securities or conversion of loans into equity, the percentage ownership of then current shareholders could be significantly diluted.

We have experienced in the past, and may experience in the future, a decrease in our sales.

The sales of our enterprise sales solutions decreased in 2009 by 57% compared with year 2008 and by more than 59% compared with year 2007. There is no assurance that we will be able to return and achieve the same or higher levels of enterprise sales in the future.  The sales of our carrier business solutions decreased in 2009 by almost 86% compared with year 2008 and by more than 84% compared with year 2007. There is no assurance that we will be able to return and achieve the same levels of carrier sales in the future.

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

Certain of our distributors are permitted to sell competing products or solutions, and there can be no assurance that any of them will continue, or prioritize, marketing and supporting our products or solutions. Certain of our distributors are the only entities engaged in the distribution of our products or solutions in their respective geographical areas. In addition to the independent distributors mentioned above, we also have strategic alliances and relationships with five major cabling companies: 3M, Brand-Rex (acquired by The Gores Group LLC), Belden/CDT (previously known as Nordx), ADC (previously known as Krone) and Furukawa (Brazil). We are highly dependent upon their acceptance of, and active marketing and sales efforts relating to, our products and solutions.

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

As a result of the need to develop new and enhanced products, we expect to continue making substantial investments in research and development. Some of our research and development activities may relate to long-term projects, and revenues from products resulting from these activities may not be received for a substantial time, or at all.  Certain products sometimes contain undetected errors or "bugs," which can cause delays in product introductions or require design modifications. In addition, it often takes several months before the manufacturing costs of new products stabilize, which may adversely affect operating results during such period. If we are unable to introduce new or enhanced products on a timely and cost-effective basis and to gain market acceptance for such products, our business, financial condition and results of operations may be materially adversely affected.
In May 2010 we announced that we are broadening our business to take advantage of new laser technologies developed in co-operation with STINS COMAN.

A laser-based speed camera is currently in the final development and certification stage, and is expected to be ready for launch by the beginning of the fourth quarter. There is no assurance that we will be able to finish the development on time and pass the safety regulation needed for a laser based product. We do not have previous experience in this line of products. Even if we will overcome the technological barriers it is difficult to forecast the market response to this technology.

If new products we recently introduced or expect to introduce in the near future fail to generate the level of demand we originally anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as the SiteWiz™ solution we introduced in 2008 and the Paladin™ product we introduced in 2009. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer. For example, we have recently launched a strategic new product family, Paladin™, which offers solutions for real-time, active environment and security management, and marks our entrance to a new business line which we call Environment and Security Management. There is no assurance that the market or demand for Paladin™ will develop as rapidly as we expect or at all, or even if such market develops, that we will be successful in marketing and selling Paladin™ and growing revenues to justify our investments.

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

In 2005 and 2006, we increased our operational expenses as a result of a significant increase in our revenues compared with 2004. This growth placed a significant strain on our management, operational, financial and other resources. Any future growth or contraction may increase this strain. Following a decrease in our sales and margins, we instituted significant work force reductions and cost cutting measures in the third quarter of 2007. In 2009, as a result of the global economic crisis which affected us severely and caused a sharp decrease in our sales, we launched a work force reduction and cost cutting measures which included cutting approximately 35% of our workforce. Furthermore, all or a portion of the expenses associated with any expansion of our operations may be incurred prior to the generation of any associated revenues, and the savings associated with cutbacks may not be realized prior to the decrease in associated revenues.  If there is a substantial increase in demand in, or orders for, our products, we may not have the capacity to increase production using our existing reduced staff and may be unable to timely hire and train new employees.  As a result, we could lose business to competitors with greater capacity and flexibility. If we are unable to manage our corporate expansion or contraction, there could be a material adverse effect on our business, financial condition, and results of operations.

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

In addition, although we believe that our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, there can be no assurance that we do not and will not so infringe or that third parties will not assert infringement claims against us in the future. In the case of infringement, we would, under certain circumstances, be required to modify our products or intellectual property or obtain a license to permit their continued use. There can be no assurance that we would be able to do either in a timely manner or upon acceptable terms and conditions, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations. In addition, if future litigation were to become necessary to protect trade secrets, know-how or other proprietary rights owned by us, to defend ourselves against claimed infringement of the rights of others, or to determine the scope and validity of our proprietary rights or those of others, such litigation could result in substantial cost to us and diversion of our management's attention. Adverse determinations in any such litigation or proceedings also could subject us to significant liabilities to third parties and could prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on us. There can be no assurance that we will have the resources to defend or prosecute a proprietary rights infringement action.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404, which apply to our financial statements beginning with year 2007, have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not yet been audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective; our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Changes in exchange rates between currencies may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or are dollar-linked.  We collect a portion of our revenues in Europe in Euros while most purchases of materials and components, and most marketing costs, are denominated in dollars or dollar-linked. We incur a material portion of our expenses, principally salaries and related personnel expenses, in Israel, in NIS. As a result, we are exposed to several risks, including that either the NIS or the Euro may increase in value relative to the dollar. If either of such events occurs, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured results of operations will be adversely affected.  In 2009 on an average yearly basis, there was an increase of approximately 10% in value of the dollar in relation to the NIS (following a decrease of approximately 13% in 2008) and there was a decrease of approximately 5% in the value of the Euro in relation to the dollar (following an increase of approximately 7% in 2008). In 2009 the total influence of these two changes was immaterial. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro continues to rise in value, relative to the dollar, our business and financial condition could continue to be negatively impacted.

Changes in our senior management may cause uncertainty in, or be disruptive to, our business.

We have recently experienced significant changes in our senior management. In June 2008, in connection with the acquisition of our control by STINS COMAN, Messrs. Sergey Anisimov and Boris Granovsky joined our Board of Directors, replacing Messrs. Yehuda Zisapel and Meir Barel. Mr. Anisimov was appointed Chairman, replacing Yehuda Zisapel who served as our Chairman since 1989. In addition, Mr. Avi Kovarsky has been appointed as our Chief Executive Officer, replacing Mr. Doron Zinger, who served as our Chief Executive Officer since June 2005. In March 1 2010 Mr. Eran Ayzik was appointed as the new Chief Financial Officer, replacing Ms. Simona Green, who had served as our Vice President of Finance since 2001. In addition, during 2009 and 2010, several other individuals joined and left our Board of Directors and senior management. The difficulties inherent in transitioning the Company under the leadership of new management, particularly a new Chief Executive Officer, and assimilating new management personnel into our corporate culture, may be disruptive to our business, and, during the transition period, there may be uncertainty among investors, vendors, employees and others concerning our future direction and performance.

Risks Related to our Relationship with STINS COMAN

STINS COMAN beneficially owns 68.3% of our ordinary shares and may therefore be able to control the outcome of matters requiring shareholder approval.

As of June 9, 2010, STINS COMAN beneficially owned 68.3% of our outstanding ordinary shares.  Accordingly, STINS COMAN has, subject to special approvals required by Israeli law for transactions involving controlling shareholders, sufficient voting power to elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors), control our management, and approve or reject any merger or similar transaction. STINS COMAN may increase its shareholdings pursuant to the terms of the Convertible Loan Agreement entered between RiT and STINS COMAN on June 11, 2009. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then-prevailing market price for our ordinary shares. This concentration of ownership may also adversely affect our share price.  In addition, the market price of our ordinary shares may be adversely affected by events relating to STINS COMAN that are unrelated to us.

We may be affected by transactions with STINS COMAN.

We are engaged and may in the future engage in transactions with STINS COMAN or its affiliates. In particular, STINS COMAN (1) is our non-exclusive distributor in the Commonwealth of Independent States market, or CIS market, for our enterprise products since 1994 and for our carrier products since the end of 2008,(2)  has entered into a Convertible Loan Agreement with us, and (3) has entered into a Product Alliance Agreement with us. We believe that such transactions are beneficial to us and are, or will be, conducted upon terms, which are no less favorable to us than would be available to us from unaffiliated third parties. However, you should be aware that STINS COMAN could, subject to compliance with provisions of Israeli law concerning related-party transactions, exercise their influence over our affairs in their own interest.  See "Item 7.B. –Related Party Transactions."

Some members of our board of directors may have conflicts of interest with us.

Two of the members of our board of directors are executive officers and directors of STINS COMAN.  These individuals may have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of the business of STINS COMAN and us and could favor STINS COMAN in negotiations or relationships between STINS COMAN and us.

Risks Related to Our Ordinary Shares

Our share price has decreased significantly and could continue to fluctuate significantly.

The market price for our ordinary shares has been volatile. The market price for our ordinary shares had a historical downward trend during the past years.  There can be no assurance that the volatility and downward trend will not continue.  If revenues or earnings in any quarter fail to meet the investment community's expectations, there could be an immediate impact on our share price.  Our share price may also be affected by broader market trends or the economic and political situation in the Middle East and worldwide.  A substantial decrease in market price of our ordinary shares could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

We may not satisfy the NASDAQ Capital Market's requirements for continued listing.  If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares. In addition, we recently recived a NASDAQ notification Deficiency Letter regarding stockholders' equity.

Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ, under the symbol RITT. To continue to be listed on NASDAQ, we need to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares, or MVPHS, of at least $1 million and stockholders' equity of at least $2.5 million. In December 6, 2007, we received a NASDAQ Staff Deficiency Letter indicating that, for the 30 consecutive business days prior to the date of the letter, the bid price of our ordinary shares closed below the minimum bid price requirement of $1.00 per share.

In August 2009, we effected a one-for-eight reverse split of our ordinary shares, and accordingly the par value of the ordinary shares was changed to NIS 0.8 per share. Following such reverse share split and as of the date of this annual report, the bid price of our ordinary shares satisfies the minimum $1.00 bid price required by NASDAQ.

Following our net losses incurred during the first quarter of 2010, our shareholders’ equity decreased below the $2.5 million required by theNASDAQ listing requirements. For solving this, on June 9, 2010, STINS COMAN converted $1.5 million of the loan amount received under the Convertible Loan Agreement dated June 11, 2009 (as amended on June 17, 2009) with STINS COMAN into 615,485 of our ordinary shares. Following such conversion, of debt to equity, our shareholders' equity increased by approximately $1.5 million, that enabled us to meet the NASDAQ Capital Market continuing listing requirements regarding minimum shareholders' equity of $2.5 million. Despite such efforts, on June 17, 2010, we received a Nasdaq Staff Deficiency Letter indicating that, according to our first quarter results, we were not in compliance with the Nasdaq Capital Market’s $2,500,000 minimum stockholders’ equity requirement, giving the Company 45 days to demonstrate a plan for returning to compliance. We belive that the debt to equity conversion set forth above has substantially solved that problem and that currently we are in compliance with Nasdaq's minimum stockholders' equity requirement. We intend to follow the Nasdaq’s procedures for presenting these facts within 45 days, and expect to receive formal confirmation of continued compliance and approval of continued listing.

We cannot assure you that we will be able to satisfy the minimum bid, or continue to meet the MVPHS, shareholders' equity or other continued listing requirements of NASDAQ in the future. If we are delisted from NASDAQ, trading in our ordinary shares may be conducted, if available, on the "OTC Bulletin Board Service" or, if available, another medium.  In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited.

In addition, if our ordinary shares were delisted from NASDAQ, our ordinary shares could be considered a "penny stock" under the U.S. federal securities laws.  Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our ordinary shares.

The sale of a substantial number of our ordinary shares in the public market, or the expectation thereof, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through an offering of securities.

As of June 9, 2010, we had 3,219,913 ordinary shares issued and outstanding, approximately 0.2 million of additional ordinary shares which are issuable upon exercise of outstanding options and an additional  0.2 million ordinary shares which are reserved for issuance pursuant to options which may be granted under our stock option plan.  Sales of the ordinary shares previously issued in private placements, sales of the ordinary shares issuable upon exercise of options, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities at acceptable prices. A substantial decrease in the market price of our ordinary shares could also discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

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

Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and the Arab countries in the region. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.  Since October 2000, there has been a high level of violence between Israel and the Palestinians which has strained Israel's relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. The election in 2006 of representatives of the Hamas movement to a majority of the seats in the Palestinian Legislative Council and its subsequent seizure of control of the Gaza strip have created additional unrest and uncertainty in the region. Further, in the summer of 2006, Israel engaged in a war with Hezbollah, a Lebanese Islamist Shiite militia group, which involved thousands of missile strikes and disrupted most day-to-day civilian activity in northern Israel. Thereafter, thousands of missiles were fired from Gaza at population centers in southern Israel, leading to an armed conflict between Israel and the Hamas in January 2009. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  Any future armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and harm our results of operations. In addition, several countries restrict business with Israel and Israeli companies and additional countries may restrict doing business with Israel and Israeli companies as a result of the increase in hostilities.  These restrictive laws and policies may harm the expansion of our business.  We cannot predict whether or not a full resolution of these problems will be achieved, the nature of any such resolution, or any consequences that any of these factors may have on the Israeli economy or us.

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

We are entitled to receive certain tax benefits under Israeli law for investment programs in our production facilities that are designated as "Approved Enterprises". To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits could have a material adverse effect on our business, financial condition, and results of operations. To date, we have not utilized such benefits. For more information about Approved Enterprises, see "Item 10.E. –Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959" below and Note 7(B) to the Consolidated Financial Statements included elsewhere in this annual report.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, known as the Chief Scientist, for research and development programs and we may apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including paying royalties with respect to grants received. If we fail to comply with these conditions in the future, sanctions might be imposed on us, such as the grants could be cancelled and we could be required to refund any payments previously received under these programs.  Any products developed with these grants are required to be manufactured in Israel, unless we obtain prior approval of a governmental committee and pay increased royalties. In addition, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel. The Government of Israel has reduced the grants available under the Chief Scientist's program in recent years, and this program may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will have to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Chief Scientist, see "Item 5.C. – Research and Development, Patents and Licenses" below.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our auditors, or to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our directors and officers, substantially all of whom reside outside the United States, may be difficult to obtain within the United States.  Furthermore, because the majority of our assets and investments, and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of them may not be collectible within the United States.

We have been informed by our Israeli legal counsel, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. final judgment in a civil matter, including judgments based upon the civil liability provisions of the U.S. securities laws and including a monetary or compensatory judgment in a non-civil matter, provided that:

•	the judgment is enforceable in the state in which it was given;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the U.S. court.

Provisions of Israeli law and our Articles of Association may delay, prevent or make difficult a change of control and therefore depress the price of our stock.

Provisions of Israeli corporate and tax law may have the effect of delaying, preventing or making an acquisition of our company more difficult. For example, under the Companies Law, upon the request of a creditor of either party to a proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger. These provisions could cause our ordinary shares to trade at prices below the price for which third parties might be willing to pay to gain control of us.  Third parties who are otherwise willing to pay a premium over prevailing market prices to gain control of us may be unable or unwilling to do so because of these provisions of Israeli law. See “Item 10.B. - Additional Information — Memorandum and Articles of Association — Anti-Takeover Provisions; Mergers and Acquisitions.”

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

We became a publicly-traded company on the NASDAQ Global Market (formerly known as the NASDAQ National Market), traded under the symbol RITT upon our initial public offering on July 22, 1997. The listing of our shares was transferred to the NASDAQ Capital Market (formerly knows as the NASDAQ SmallCap Market) on January 12, 2004, and our ordinary shares are still traded under the symbol RITT.

Major Business Developments

In June 2010, we issued 615,485 ordinary shares to STINS COMAN in connection with the conversion of approximately $1.5 million from the loan given to us by STINS COMAN pursuant to a Convertible Loan Agreement, dated June 11, 2009, as amended on June 17.As a result of these transactions, as of June 9, 2010, STINS COMAN owns 2,198,817 of our outstanding ordinary shares Representing approximately 68.3% of our outstanding shares. For more information, see “Item 7.B. – Related Party Transactions.”

During 2009, we suffered a sharp decrease in our sales, as a result of which we implemented a worldwide reorganization and cost cutting plan, primarily through a workforce reduction, during the last quarter of 2009 and the first quarter of 2010.

In  May 13, 2010 we announced that we are broadening its business to take advantage of new laser technologies developed in co-operation with STINS COMAN.  We intend to leverage these new technologies to launch new product lines, thereby expanding our addressable market significantly. In connection therwith,we have executed a Product Alliance Agreement with STINS COMAN,dated February 19,2010.see "Item 7.b.-Related Party Transactions."

Our first new product will be a highly accurate laser-based speed camera designed for use by traffic police. The product is designed to be used by officials to instantaneously measure and document the speed of cars in all types of traffic environments in ways that are highly defensible in court. The product’s use of advanced innovative optical laser technology will make its measurements much more accurate than those taken by other speed cameras on the market, and will give it greater range. This solution is also useful for other types of enforcement agencies, such as the coast guard and others.

The laser-based speed camera is currently in the final development and certification stage, and is expected to be ready for launch by the beginning of the fourth quarter 2010.

There is no assurance that we will be able to finish the development on time and pass the safety regulation needed for a laser based product. We do not have previous experience in this line of products. Even if we will overcome the technological barrier it is difficult for us to forecast the market response to this technology.

Principal Capital Expenditure and Divestitures

During 2009, our capital expenditures totaled approximately $0.1 million (compared to $0.1 million during 2008 and $0.3 million during 2007), all of which was used for machinery, computers and research and development equipment purchases.  Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress.

During 2006 and 2008, we did not make any significant divestitures. In 2007, as a result of a change in our development strategy, we wrote off certain redundant development property and equipment in the amount of $0.26 million. During 2008 and 2009, we did not make any significant divestitures.

4. B.           Business Overview

Overview

Enterprise Solutions

More than a decade ago, we introduced the concept of Intelligent Physical Layer Management Solutions (IPLMS) which consists of our smart cabling system integrated with our real time management application, and today we are the leading player in the Intelligent Infrastructure Management (IIM) market which expands the IPLMS concept to additional infrastructure elements such as data center cabinets, power infrastructure and others. Our advanced products are designed to maximize the value of infrastructure and network investments through tools that enable effective planning and deployment, optimized daily operation and comprehensive visibility and control. Our solutions also enhance network continuity and reduce network cost of ownership.

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

Building upon our foundation in structured cabling products, we developed and introduced PatchView™, our intelligent infrastructure management solution in 1999. PatchView™ provides real-time connectivity information with respect to the data network's connectivity infrastructure and significantly enhances the control, maintainability and visibility of the network, as well as reducing the total cost of ownership. In 1999, we introduced our PatchView™ for the Enterprise™ software ("PV4E"). PV4E leverages our unique ability to identify infrastructure connections in real-time and extends the capability to all network resources, from physical connectivity components to switches, servers, PCs and other hard and soft, active and passive, network components. In 2004, we launched PVMax™, a new hardware platform for PatchView™. During the course of 2005, we introduced the Category 7 STP cabling solution, Versions 4 and 4.1 of the PV4E network management software and also a RiT private label version of a midspan Power over Ethernet solution. In 2006, we introduced our SMARTen 10GB cabling solution, our Management Dashboard application and additional features to the core PV4E product such as automated provisioning. In 2007, we launched PV4E version 5.0, the 5th generation of PV4E. With Version 5.0 of the PV4E, we have extended PV4E’s technology with additional features in the areas of automated provisioning and implementation, PDA-based field implementation support tool (SitePro) and mass data upload tool (SiteBuilder), datacenter oriented features such as integration with intelligent power and environment management and physical layer security and integration. These features were designed to meet the evolving technology needs of customers as they cope with today’s most difficult IT challenges – particularly the mobile workforce, rapidly growing datacenters, distributed infrastructures and a provisioning workload.

In 2008, we introduced the SiteWiz™ solution. SiteWiz™ is a software-only solution based on the foundation of the PatchView™ software (PV4E) but does not include any hardware or cabling components that are part of the PatchView™ solution. This means that in order to install SiteWiz the customer needs to perform only a software installation process. SiteWiz™ is mainly intended to help RIT RiT penetrate additional market segments that are not addressed by PatchView™ today. The first such segment is customers with existing infrastructure installations that would like to introduce infrastructure management but without changing or affecting the already installed infrastructure (a change required in order to install a management solution such as PatchView). The second segment is that of customers that are unable to or are not interested in investing in the full PatchView solution.

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

In January 2009, we launched a new product family, Paladin™, which offers solutions for real-time, active environment and security management, and marks our entrance to a new business line which we call Environment and Security Management. The Paladin solution, which is primarily based on technology from one of our business partners, is comprised of both hardware and software components. The hardware includes a family of controllers that can interface with and manage a wide variety of sensors and can be used to monitor a facility from the environment, safety and physical security aspects. The software includes a management system that is able to centrally manage a large number of geographically distributed controllers and provide the user with the ability to view the output of the different controllers, configure various thresholds and business rules and define various actions to be taken as a result of the controller’s input. The innovative Paladin solutions are designed for active monitoring and real-time analysis of a premises' temperature, power usage, physical access and many other environmental and security parameters. Taking a preventive rather than a reactive approach, the system consists of both software and hardware components, and is designed to interface fully and easily with the sensors and equipment of other vendors. Paladin can be deployed in a broad variety of mission-critical environments, such as data centers, communications rooms, remote unmanned stations and other facilities and can be used by utilities, telecommunications service providers, military/governmental installations, and other types of organizations.  Its scalable modular architecture enables Paladin to grow with the installation, if required.

In February 2010 we announced a new, enhanced version of EPV appliance-based cabling management solution aimed at large as well as small-to-medium-sized organizations. Through a significant expansion in the size of network that can be monitored, the new EPV allows large as well as small-to-medium-sized organizations to take advantage of the system’s no-risk approach towards the implementation of real-time connectivity monitoring in the communications room and remote sites.The EPV has been designed to be easy to deploy and implement, and does not require any additional software or server installation. As with previous versions, the new EPV offers straightforward, real-time access to all patching information via a user-friendly, permission-based GUI on a web browser, yet requires no compromise on sophisticated features such as email alerts, data export to Excel and task management.

In February, 2010 we also introduced the new Active I Technology, its new actionable graphical interface & platform. This latest technology is being introduced into RiT’s PatchView and siteWIZ products making them significantly more powerful and intuitive to use. In the future, RiT intends to use Active I in other solutions and products.

As a web-based system, the Active I gives IT Managers, Facilities Managers and Integrators full visibility and control over the communications room regardless of where they are actually located. Tasks that can be completed through the Active I include the full range of IIM activities,

Carrier Solutions

In the carrier field, our solutions enable reliable mass verification and qualification by telcos to reduce operational costs, increase customer satisfaction and increase revenues in order to compete with other access providers of infrastructure and databases, such as wireless providers.  In 1996, we introduced PairView™, a comprehensive outside plant management and qualification system. The PairView™ system enables the telcos to achieve greater operational efficiencies by identifying, recording and testing of the connectivity routing of local loop pairs – the telephone lines - and updating the telcos' databases, leading to significant savings and better control over their wire line infrastructure.

In 2003, we introduced PairQ™, which addressed the requirements of the market of digital subscriber line, or DSL services, by enabling the transfer of high bandwidth communication on plain regular old telephone lines. Since not every telephone line can support these advanced services, telcos need to pre-qualify the line. The PairQ system enables accurate, easy, and fast mass DSL pre-qualification, which is an important component in large-scale DSL deployment. The system can also determine the possible supported bit rate packages for the telco to provide varying levels of service.

During 2004, we introduced PairView™ Pro, the first Local Loop Mass Verification system that can identify and map all the digital services (xDSL, ISDN, etc.) carried on a line Based on the PairView™ system, the PairView™ Pro, like its predecessor, the PairView™, gathers information about the line's telephone number, type, connectivity status, electrical characteristics, and routing, unintrusively from active and inactive pairs. The result is a reliable database, which becomes a platform for more accurate billing, efficient maintenance, and effective network management. In addition, PairViewPro provides a 30% increase (over its predecessors) in the scanning speed and an improved Graphical User Interface – all of which combine to provide carriers with higher technician efficiency and an even faster return on their investment.

In 2006, we introduced the PairView Sharp™, the fourth-generation of our PairView product, which enables a single technician to test and map a full 1,200 line cabinet in less than one hour - five times faster than the previous generation and it is the only tool available that works without interfering with active POTS or digital services, non-intrusively performing ANI tests on POTS and ADSL-over-POTS lines while identifying and mapping a broad variety of digital services (such as ISDN, ADLS, HDSL and PCM).

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

Our Strategy

Our strategy is to utilize our expertise, innovative products and continued research and development activities to strengthen our position as innovators of intelligent infrastructure management and asset management solutions for improved control, utilization and maintenance of networks and data centers. We continuously seek to expand our existing markets and business by existing product enhancement and, new product introduction, and to expand into new markets.

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

We take an end-to-end approach to infrastructure and network management. Our enterprise product line begins with an extensive range of high-quality structured cabling components, and extends to a full suite of software and hardware products that together comprise the industry-leading PatchView™ solution. Our SMART cabling components coupled with our PVMax intelligent hardware and sophisticated PatchView for the Enterprise™ (PV4E) software applications afford full control of network connectivity.  Our asset utilization automates many of today’s laborious provisioning, network planning, implementation and operational activities. We also offer SiteWiz, a powerful cable and asset management (CAM) solution, to bring intelligent infrastructure management to existing sites. PatchView and SiteWiz are designed to be integrated seamlessly with the full range of help desk applications, intrusion detection systems, and others.

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

In this competitive industry, one of the telcos’ most valuable assets is their access network infrastructure or more precisely, their copper infrastructure in the local loop – the telephone lines. The local loop is the network of physical transmission links that connect telephone subscribers to a local telco exchange or street cabinet. The local loop is comprised of a huge number of wires (copper pairs), the location, identity, quality and functionality of which must be monitored and documented by the telcos. Typically, it contains hundreds of thousands of copper pairs spread across a large area through a number of MDFs and hundreds to thousands of street cabinets. Some copper pairs are active telephone or data lines, while others are inactive pairs reserved for future growth. Information with respect to the local loop is maintained by the telcos in large databases. This information relates to cable distribution, pair ranges on cross-connect frames, pair routings, line type (voice, data or other), assigned service, assigned phone number and electrical characteristics of the copper pair, all of which are of vital importance to the telcos in servicing and planning.

Telcos database updates are prone to human errors since they are based mainly on field technician reports. These reports are mostly incorrect due to repeated maintenance activities on incorrect records, which lead to labor inefficiencies – ultimately, available and unused phone lines go undetected and unused.

We believe that these changes create a significant opportunity for our carrier solutions that address these industry requirements.

PairView Sharp™ connects to the copper infrastructure, at various points within the local loop, and performs three tasks:

•	Identification and recording of the specific services provisioned on each line and the specific phone number on active lines. It also tests inactive pairs for basic line qualification.

•
Identification and recording of the connectivity routing of active and inactive pairs in the local loop. For each pair, PairView generates an end-to-end connectivity map, from the MDF through the various street cabinets, mapping the overall network assets and their capabilities.

•	After mapping and testing, the product imports the data from the telco’s database, compares it with the product's findings and updates the database automatically or manually.

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

Our total consolidated sales in 2009, 2008 and 2007, broken down by major product lines and geographical location were as follows:

Classification of sales by major product lines:

	Year Ended December 31,
	2009	2008	2007
	(Dollars in thousands)
Enterprise Solutions	$8,129	$18,919	$20,015
Carrier Solutions	526	3,637	3,354

	$8,655	$22,556	$23,369

Classification of sales by geographical location: 1

	Year Ended December 31,
	2009		2008		2007
	(Dollars in thousands)	(percentage of Revenues )	(Dollars in thousands)	(percentage of Revenues)	(Dollars in thousands)	(percentage of Revenues
United States	$1,723	20%	$2,911	13%	$6,764	29%
Europe	3,461	40%	13,445	60%	8,289	35%
Israel	1,155	13%	1,728	8%	1,565	7%
Latin America	351	4%	944	4%	3,092	13%
Asia Pacific	1,494	17%	2,728	12%	3,289	14%
Rest of the world	471	6%	800	3%	370	2%
	$8,655	100%	$22,556	100%	$23,369	100%

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

In addition, the components used in our products may be subject to significant volatility in prices for raw materials and components. For example, since 2006 until the first quarter of 2010, the price of copper required for the manufacture of some of our components increased significantly. In 2009 the price of copper more than doubled (from $3,000 to $7,000 per ton). As a result we had to increase the selling price to our customers for such components. Significant volatility in prices for raw material and components may result in a required increase in prices that, if we are unable or fail to apply, may adversely affect the results of our operations.

Marketing Channels

Enterprise Solutions

In some territories, we have made a strategic decision to encourage sales via OEM partners rather than investing in building or maintaining a local distribution channel.  In others, our enterprise solutions are sold primarily through distributors, as well as through value added resellers (VARs), systems integrators and installers.

Our distributors generally sign a non-exclusive International Distributor Agreement. A small minority of our distributorships is exclusive and, in some countries, we protect our distributors by not selling to other distributors in the same area, although we are not required to do so. In the United States, we sell our products through our wholly-owned subsidiary, RiT Technologies, Inc. RiT Technologies, Inc. sells our products primarily through independent manufacturer's representatives, distributors and system integrators. A substantial majority of our distributors is neither obligated to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. In the CIS market, we designated STINS COMAN, our principal shareholder, as our non-exclusive distributor. For more information, see “Item 7.B. – Related Party Transactions.”

We maintain a representative office in Moscow, Russia, which coordinates marketing activities in the CIS market and a representative office in Beijing, China. In addition, we retain local representatives in London, England, Prague, Czech Republic, Milan, Italy, Brazil and Mumbai, India. Certain risks related to international sales and dependence upon distributors and resellers are described above in "Item 3.D - Risk Factors."

Our distributors serve as an integral part of our marketing and service network around the world. We spend significant sales and marketing resources on our distributors, providing them with ongoing training, communications and support. Our employees regularly visit distributors' sites. Periodic meetings and technical seminars are organized by us to further advance our relationships with our distributors and to familiarize them with our products.

In addition, we, in conjunction with our distributors, prepare exhibitions of our products worldwide, place advertisements in local publications, encourage exposure in the form of editorials in communications journals and prepare direct mailings (both print and electronic) focusing on our products. We have published an electronic catalog, which is available both on CD-ROM and on-line through our Web site. In 2009, our three largest distributors accounted for approximately 8%, 6% and 6%, respectively, of our enterprise solutions sales.

The leading vendors of data communications network infrastructure equipment have begun adding management capabilities to their solution portfolios. Recognizing this interest, we have several strategic alliances for joint marketing and sale of our PatchView system as a means of expanding our market exposure and our customer base and enhancing our enterprise solutions sales prospects. Our existing strategic partnerships and relationships include Brand-Rex (selling PatchView under the brand name SmartPatch), Belden/CDT (previously known as Nordx/CDT) (selling PatchView under the brand name IntellimacPlus), LS Cable (selling PatchView under the PatchView brand), ADC (previously known as Krone) (also known as ADC/Krone in Europe) (selling PatchView under the brand name TrueNet) and other local strategic partnerships.  In 2009, our strategic partners together accounted for approximately 25.9% of our enterprise sales.

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

There are no customers who have a contractual obligation to order products from us. In 2009 and 2008, there was no customer that accounted for more than 10% of our total sales. See Note 8B.1(c) to our Consolidated Financial Statements included elsewhere in this annual report

Competitive Position

We believe that the principal competitive factors in our markets are product price-performance ratio, brand name recognition, technical features, quality, price, and customer service and support. We believe that we compete favorably with respect to most of these factors. However, we cannot assure you that we will be able to compete successfully in the future with existing or anticipated competitors. Many of our existing and potential competitors have or are likely to have more extensive engineering, manufacturing, marketing and distribution capabilities (including direct sales forces) and greater financial, technological and personnel resources than we do.  Moreover, we cannot assure you that we will be able to differentiate our products from the products of our competitors or to develop or successfully introduce new products which are less costly or offer better performance than those of our competitors. In addition, our existing and prospective competitors may have established, or may in the future establish, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete.

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

We are aware of two products currently in the market that compete directly with our PatchView solution: the iTRACS Infrastructure Manager system produced by the iTRACS Corporation and the iPatch System produced by Systimax Solutions.  We cannot assure you that there are currently no, or that in the future there will not be, other products which directly or partially compete with the PatchView system. We also have strategic arrangements with Brand-Rex, ADC (previously known as Krone), LS Cables, Connectix, Belden/CDT (previously known as Nordx/CDT) and Furukawa (Brazil) for the sale of our PatchView system. Although we expect the arrangements with these leading vendors to contribute to establishing PatchView as a leading technology, these vendors also compete with us for intelligent infrastructure management customers. Moreover, as the popularity of the managed infrastructure concept increases, we expect substantial competition from established and emerging networking and structured cabling companies.

Carrier Solutions

Since Fluke Corporation’s acquisition of Harris Corporation’s test division, we are aware of only one global competitor to PairView in the market, which is the DaVaR Loop Management System of Fluke. However, there are several local solutions that compete with PairView, such as Sapla of Inelcom in Spain and SiVar of OSP in South America, which offer local and less comprehensive solutions.  In addition, Vierling Mobile Communications has recently announced the release of a product called 'Street Cabinet Scanner'. The product competes with our NGPair product, but it seems that it cannot perform the full range of capabilities currently performed by the PairView product. With respect to PairQ, Fluke Corporation is marketing their NetDSL product, which incorporates capabilities similar to PairQ, as a derivative of PairQ's record verification process.  To our knowledge, this product is limited in its capabilities of testing active lines as a stand-alone product. Switch based testers, such as those manufactured by Teradyne, Porta Systems and Spirent, compete indirectly with PairQ. However, we cannot assure you that no other competitors exist. Moreover, we expect substantial competition from established and emerging telecommunications companies, with the increased popularity of the concept of outside plant qualification and management.

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

4. C.         Organizational Structure

Our wholly-owned subsidiary in the United States, RiT Technologies, Inc., was incorporated in 1993 under the laws of the State of New Jersey, and is primarily engaged in the selling and marketing of our products in the United States.

In 1997, we incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd., which was intended to make various investments, including in our securities. As of December 31, 2009, RiT Tech (1997) Ltd. held 2,125 (0.08%) of our outstanding shares. Under the Israeli Companies Law, the shares held by our subsidiary  bear no voting rights.

Until June 2008, we were associated with the “RAD BYNET group,” a group of companies which is affiliated with our former principal shareholders, Yehuda Zisapel and Zohar Zisapel.

4. D.          Property and Equipment

We do not own any real property.

We lease an aggregate of 15,758 square feet of office and manufacturing premises in Tel Aviv, Israel and we lease 6,545 square feet of warehousing premises in Rosh Ha'ayin, Israel. Aggregate annual lease payments in 2009 for the Tel Aviv and Rosh Ha'ayin premises were approximately $414,000.

We lease approximately 1,190 square feet of office premises for our representative office in Beijing, China at an annual rent of approximately $21,000. We lease 746 square feet of office premises for our representative office in Moscow, Russia at an annual rent of approximately $44,000. RiT Technologies, Inc., our U.S. subsidiary, leases approximately 2,288 square feet in Mahwah, New Jersey, at an annual rent of approximately $42,000. See "Item 7 – Major Shareholders and Related Party Transactions" and Notes 5B and 9 to our Consolidated Financial Statements included elsewhere in this annual report.

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

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in "Item 3.D.–Risk Factors."

Overview

We commenced operations in 1989. We are a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. Our enterprise solutions address data centers, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. Our environment and security solutions enable companies to effectively control their data centers, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. Our carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning.

2009 Financial Highlights

In 2009, the sales of our enterprise sales solutions decreased by 57% compared with 2008 mainly due to a decrease in our European sales. The decrease in our sales is mainly related to the ongoing capital market crisis and to the economic situation. The sales of our carrier business solutions decreased in 2009 by almost 86% compared with 2008, primarily due to the economic crisis.

In 2009, the geographical breakdown of sales changed compared with 2008. Our sales to Europe decreased significantly while our sales to the United States increased. In 2009, the classification of sales by geographical regions was approximately 40% of sales to Europe compared with approximately 60% in 2008 and approximately 20% of sales to the United States compared with approximately 13% in 2008. The sales to the European market in 2009 were $3.5 million compared with $13.4 million in 2008. This significant decrease is mainly due to the global economic crisis.

Overall sales in 2009 were approximately $8.7 million, a decrease of almost 62% compared with sales of approximately $22.6 million in 2008.  This significant decrease in our 2009 sales was due mainly to the decrease in our enterprise solutions sales in Europe as a result of  the economic crisis and the situation in our markets during such period. See the table under "Item 4.B – Sales by Major Product Lines.”

The cost of sales as a percentage of revenues decreased by approximately 5% compared with 2008. This decrease resulted mainly from the mix of our enterprise and carrier sales during the year.

Operating expenses were approximately $10.3 million in 2009, a decrease of almost 19% compared with operating expenses of approximately $12.7 million in 2008. The decrease is mainly related to a reduction in compensation costs attributable to our sales employees and commissions. Specifically, we implemented a worldwide reorganization and cost cutting plan, primarily through a workforce reduction, during the last quarter of 2009 and the first quarter of 2010. This workforce reduction was required due to the Company’s revenues results of the first three quarters of 2009, which were significantly lower than expected due both to delays in the timing of substantial orders and the ongoing economic slowdown in our target markets. With the goal of preserving cash and ensuring operating flexibility, we decided that it was necessary to align expenses with current business levels, and therefore initiated the cost-cutting steps. The plan was implemented in two stages; first stage of layoffs of approximately 15% of our manpower, during November 2009, and the second stage, which included layoffs of another 20% of our workforce, occurred during the first quarter of 2010.

Another reason for the decrease in our operating expenses is a one-time expense recorded in the second quarter of 2008 in connection with the changes in our principal shareholders and senior management.

Our cash and cash equivalents decreased from $6.1 million as of December 31, 2008 to approximately $1.6 million as of December 31, 2009.  The decrease is mainly attributed to the $4 million private placement transaction we completed in September 2008 and to decreasing sales in 2009 due to financing operating activities while not generating sufficient sales.

On June 11, 2009, we entered into a Loan Agreement (as amended on June 17,2009) with STINS COMAN, our controlling shareholder.whereby STINS COMAN agreed to extend us a loan of up to $10 million For additional details and information, see "Item 7.B. – Related Party Transactions."

As of June 23, 2010, we have drawn a total principal amount of $2.9 million under the STINS COMAN Loan Agreement.

We may need to draw additional funds in the future to support our operations and our growth strategy.

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

Contracts and customer purchase orders are generally used to determine the existence of an arrangement. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction and whether the sales price is subject to refund or adjustment. We assess collectability based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. When the sale arrangement includes customer acceptance provisions, revenue is not recognized before we have demonstrated that the criteria specified in the acceptance provisions have been satisfied, including a written approval received from the customer.

We apply the guidance in “ASC Topic 605 Revenue Recognition” to determine if the contract or arrangement contains more than one unit of accounting, as defined in ASC Topic 605, and, if applicable, the allocation of the arrangement consideration to such units of accounting.

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

Allowances for product warranties

It is our policy to grant a warranty for periods of 12 to 36 months, except with respect to our end-to-end cabling systems (the SMART Cabling System, SMART GIGA Cabling System and CLASSix Cabling System) which, when installed by a Certified Cabling Installer, and registered by us, are granted 15-year warranties (for the SMART Cabling System and the SMART GIGA Cabling System) or 20-year warranties (for the CLASSix Cabling System) for system performance. The balance sheet provision for warranties for all periods through December 31, 2009 is determined based upon our experience regarding the relationship between sales and actual warranty expenses incurred. See Note 2L to our Consolidated Financial Statements included elsewhere in this annual report. This determination may require the exercise of certain judgments, estimates and assumptions.

The warranty for our products is a basic manufacturer warranty accounted for under ASC Topic 450 Contingencies and is not a portion of multiple element revenue.  Besides the warranty period, we have no obligation for continuing customer service and support.

Our provision for warranty is calculated for sales of carrier and enterprise systems (PairQ, PairView and our PatchView products).  The formula that we use to estimate the warranty provision for the systems being sold for each period takes into consideration, among others, the following variables:

•	number and nature of systems sold;

•	price;

•	remaining warranty period; and

•	elements related to the customer’s history and traits (e.g., sales region, number of systems bought, past warranty claims experience).

Our provision for warranty claims is calculated on a quarterly basis for sales of carrier and enterprise systems. The carrier product is comprised of two types of systems – Pair View and Pair-Q. The Enterprise product is comprised of one type of system- Patch View. The provision for the carrier products is calculated separately for those types of products in order to appropriately take into consideration any differences in product or customer characteristics (e.g., professionalism of the customer work force, environmental conditions and working conditions in the field). Based on past years’ experience, the calculation of the enterprise products warranty provision is based on a fixed percentage from the sales of these products.

Allowances for doubtful accounts

Our financial statements include an allowance that we believe reflects adequately the loss inherent in receivables for which collection is in doubt.  In determining the adequacy of the allowance, we based our estimate on information at hand about debtors' financial situations, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors and the existence of credit insurance policies and the terms of payment. If there is a major deterioration in a major customer's credit worthiness or actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected.  This would result in an increase in our general and administrative expenses by increasing the allowance for bad and doubtful debts and would decrease the amount of our trade receivables.

The balance sheet allowance for doubtful debts for all the periods through December 31, 2009 is determined as a specific amount for those accounts the collection of which is uncertain.

In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor's ability to pay, all of which can change rapidly and without advance warning.

Inventories

Inventories are stated at the lower of cost or market.  In respect of work in process and finished products, the cost of raw materials and components is determined on the moving average basis and labor costs and the cost of overhead components is determined on the basis of actual manufacturing costs.  In determining inventory value, we make assumptions as to the market value of inventory.  If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory write–downs and our gross margin could be adversely affected.  In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically.  Our write off’s of inventory in 2009 were $0.1 million compared with $0.2 million in 2008.

Accounting for Stock-based Compensation

On December 31, 2009, we had several employee compensation plans, which are more fully described in “Item 6.E.-Share Ownership”. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of ASC Topic 718 Compensation – Stock Compensation (“ASC Topic 718”), and related interpretations as permitted by ASC Topic 718. Effective January 1, 2006, we adopted the fair value recognition method detailed in ASC Topic 718using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC Topic 718, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718.

The fair value of each option grant is estimated on the date of grant using the Black - Scholes option pricing model using the following assumptions:

•	The current price of the share is the fair market value of such shares at the date of issuance.
•	Dividend yield of zero percent for all relevant periods.
•	Risk free interest rates are as follows:

Year ended December 31,	Interest Rate (%)
2009	1.87
2008	2.75
2007	4.51

•	Expected term of 4 years for each option granted.
•	Expected volatility of 88.54% for the year ended December 31, 2009 (81.9% and, 68.7% for the years ended December 31, 2008 and 2007, respectively).

Most of our option awards are generally subject to graded vesting over a service period.  In those cases, we recognize compensation cost on a straight-line basis over the requisite service period for the entire award.

With respect to non-employees, we apply the fair value-based method of accounting set forth in ASC Topic 718  and ASC Topic 505 Equity, to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are fully vested.

Accounting for Income Taxes

As of January 1, 2007, we adopted ASC Topic 740 Income Taxes, which contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC Topic 740 Income Taxes. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. Prior to January 1, 2007, we estimated our uncertain income tax obligations in accordance with ASC Topic 740 Income Taxes and ASC Topic 450 Contingencies.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of $8.6 million as of December 31, 2009, which relates primarily to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. For the year ended December 31, 2009, we did not generate any taxable income. In the event that we generate taxable income in the future, we may be required to adjust our valuation allowance.

While we believe the resulting tax balances as of December 31, 2009, 2008 and 2007 are appropriately accounted for in accordance with ASC Topic 740, ASC Topic 450 Contingencies and ASC Topic 740 Income Taxes as applicable; the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See Note 7 to our Consolidated Financial Statements included elsewhere in this annual report.

Financial Data

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of total revenue:

	Year Ended December 31,
	2009	2008	2007

Sales	100.0%	100.0%	100.0%
Cost of sales	54.4	49.1	60.6
Gross margin	45.6	50.9	39.4
Operating expenses:
Research and development, gross	36.5	16.8	20.2
Less – royalty-bearing participation	2.4	0.5	0.5
Research and development, net	34.1	16.3	19.7
Sales and marketing	60.8	28.2	32.7
General and administrative	23.9	12.0	10.0
Total operating expenses	118.8	56.5	62.4
Operating loss	(73.2)	(5.6)	(23.0)
Financial income (loss), net	(1.3)	0.2	0.3
Net loss for the year	(74.5)	(5.4)	(22.7)

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

Sales.  Sales consist of gross sales of products less discounts and refunds.

Sales decreased to approximately $8.7 million in 2009 from approximately $22.6 million in 2008, primarily due to a decrease in our enterprise solutions revenues in Europe. There is high correlation between our enterprise solutions sales and the real-estate market, if new offices or buildings are not constructed, then our solutions are not needed. Our carrier business revenues decreased by more than 85% in 2009 compared to 2008, primarily due to the economic crisis which lead to closing of very small number of purchase orders. Our enterprise business revenues decreased by 57% in 2009 compared to 2008.  The main reason for this decrease is lower sales in Europe, associated mainly with the economic situation and market challenges especially in the commercial real-estate sector.

Cost of Sales.  Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees, write-down of inventory and overhead expenses related to our manufacturing operations.

Cost of sales was approximately $4.7 million in 2009 compared with $11.1 million in 2008. Cost of sales as a percentage of sales equaled 54.4% in 2009 compared with 49.1% in 2008. This insignificant increase resulted mainly from the mix of our enterprise sales during the year, which had a smaller proportion of high margin sales compared with 2008. Our inventory write-down charge in 2009 was $0.1 million compared with $0.2 million in 2008. The decrease is mainly due to our improved purchasing and sales forecast processes. See Note 8B2 to our Consolidated Financial Statements included elsewhere in this annual report.

Gross Margin.  Gross margin decreased from 50.9% in 2008 to 45.6% in 2009, primarily due to the increase in our cost of sales, as described above.

Research and Development Expenses . Research and development expenses consist primarily of compensation costs attributable to employees engaged in ongoing research and development activities, development-related raw materials and sub-contractors, and other related costs.

Gross Research and Development expenses were approximately $3.2 million in 2009 compared with $3.8 million in 2008. As a percentage of sales, gross research and development expenses increased to 36.5% of sales in 2009 from 16.8% of sales in 2008, resulting mainly from the sharp decrease in our sales in 2009.

Grants from the Israeli Office of the Chief Scientist were approximately $0.2 million in 2009 and $0.1 million in 2008.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses.

Sales and marketing expenses were approximately $5.3 million in 2009 compared with approximately $6.4 million in 2008. The decrease is mainly related to the decrease in our sales which caused to reduction in compensation costs attributable to our sales employees and commissions.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses.

General and administrative expenses were approximately $2.1 million in 2009 compared with approximately $2.7 million in 2008. The decrease is primarily due to a one-time expense recorded in the second quarter of 2008 in connection with the changes in our principal shareholders and senior management.

Financing Income (Loss) Net. Net financing loss was approximately $0.1 million in 2009 compared with net income of approximately $0.05 million in 2008. The loss in 2009 is primarily related to translation adjustments during the second quarter that were caused by higher exchange rate of the dollar.

Net Loss. We had a net loss of approximately $6.4 million in 2009 compared with a net loss of approximately $1.2 million in 2008. This significant increase in net loss is attributable mainly to the decrease in our sales.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

Sales.

Sales decreased to approximately $22.6 million in 2008 from approximately $23.4 million in 2007, primarily due to a decrease in our enterprise solutions revenues in the United States. Our carrier business revenues increased by more than 8% in 2008 compared to 2007, primarily due to closing of higher number of new and repeat purchase orders. Our enterprise business revenues decreased by more than 5% in 2008 compared to 2007.  The main reason for this decrease is lower sales in the United States, primerly as a result of a significant decrease in our OEM sales.

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

Research and Development Expenses

Gross Research and development expenses were approximately $3.8 million in 2008 compared with $4.7 million in 2007. As a percentage of sales, gross research and development expenses decreased to 16.8% of sales in 2008 from 20.2% of sales in 2007, resulting mainly from the cost reduction program implemented in the third quarter of 2007 which resulted in a significant decrease in our compensation costs attributable to our research and development employees.

Grants from the Chief Scientist were approximately $0.1 million in 2008, at the same level of the amounts as in 2007.

Sales and Marketing Expenses.

Sales and marketing expenses were approximately $6.4 million in 2008 compared with approximately $7.6 million in 2007. The significant decrease is mainly related to the cost reduction plan implemented in the third quarter of 2007 which resulted in a significant decrease in our compensation costs attributable to our marketing and sales employees and to lower marketing and promotion expenses incurred by us in 2008 compared to 2007.

General and Administrative Expenses.
General and administrative expenses were approximately $2.7 million in 2008 compared with approximately $2.3 million in 2007. The increase is primarily due to a one-time expense recorded in the second quarter of 2008 in connection with the changes in our principal shareholders and senior management.

Financing Income Net. Net financing income was approximately $0.05 million in 2008 compared with approximately $0.06 million in 2007.

Net Loss. We had net loss of approximately $1.2 million in 2008 compared with a net loss of approximately $5.3 million in 2007. This significant decrease is attributable mainly to the cost reduction program implemented in the third quarter of 2007 and the decrease in our inventory write-offs charge in 2008 compared with 2007.

Government Policies

We are entitled to receive tax benefits under the Israeli Law for the Encouragement of Capital Investments, 5719- 1959 (the "Investments Law") for investment programs in our production facilities that are designated as "Approved Enterprises". To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits could materially harm our business, financial condition and results of operations. For more information about Approved Enterprises, see "Item 10.E. –Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959" below and Note 7B to our Consolidated Financial Statements included elsewhere in this annual report.

See "Item 5.C. Research and Development, Patents and Licenses" for further discussion of government programs and policies which may affect us.

Market Risk

For a description of market risk, including the impact of interest rates and foreign currency exchange rates on us, see Item 11.

Recently Issued and Adopted Accounting Pronouncements

SFAS No.168

In June 2009, the FASB issued SFAS No. 168 (“SFAS 168”), “Accounting Standards Codification ™ and the Hierarchy of Generally Accepted Accounting Principles”. The FASB Accounting Standards Codification™ (“Codification”) has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP. All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. However, rules and interpretive releases of the Securities Exchange Commission (“SEC”) issued under the authority of federal securities laws will continue to be sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual reporting periods ending after September 15, 2009. Therefore, beginning with our year ending December 31, 2009, all references made by us to GAAP in our consolidated financial statements now use the new Codification numbering system. The Codification does not change or alter existing GAAP and, therefore, does not have an impact on our financial position, results of operations and cash flows.

ASU 2009-13 - Multiple-Deliverable Revenue Arrangements

ASC Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements, sets forth requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. One of those current requirements is that there be objective and reliable evidence of the standalone selling price of the undelivered items, which must be supported by either vendor-specific objective evidence (VSOE) or third-party evidence (TPE).

ASU 2009-13 amends ASC Subtopic 650-25 to eliminate the requirement that all undelivered elements have VSOE or TPE before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered.  In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements.

The Consensus is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.  If a company elects early adoption and the period of adoption is not the beginning of its fiscal year, the requirements must be applied retrospectively to the beginning of the fiscal year. Retrospective application to prior years is an option, but is not required.  In the initial year of application, companies are required to make qualitative and quantitative disclosures about the impact of the changes.

We do not expect the adoption of ASU 2009-13 to have a material impact on our balance sheet or statement of operations.

ASU 2009-14 - Certain Revenue Arrangements that Include Software Elements

ASC Subtopic 985-605, Software-Revenue Recognition, addresses the accounting for revenue transactions involving software.  Currently, that guidance applies to revenue arrangements for products or services that include software that is “more-than-incidental” to the products or services as a whole.

ASU 2009-14 amends ASC Subtopic 985-605 to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality.

The Consensus will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. If a company elects early adoption and the period of adoption is not the beginning of its fiscal year, the requirements must be applied retrospectively to the beginning of the fiscal year. Retrospective application to prior years is an option, but is not required.  In the initial year of application, companies are required to make qualitative and quantitative disclosures about the impact of the changes.

We do not expect the adoption of ASU 2009-14 to have a material impact on our balance sheet or statement of operations.

ASC 820-10-65-4, Fair Value Measurements and Disclosures

ASC 820-10-65-4, Fair Value Measurements and Disclosures, required us to apply our provisions to fair value measurements of non-financial assets and non-financial liabilities that were recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

It also provided guidance for estimating fair value in accordance with the guidelines of Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. It also included guidance on identifying circumstances that indicated a transaction was not orderly. It also emphasized that even if there had been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remained the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

We adopted ASC 820-10-65-4 but it did not have a material impact on our balance sheet or statement of operations.

ASC 320-10-65-1 Recognition and Presentation of Other-Than-Temporary Impairments

ASC 320-10-65-1, Recognition and Presentation of Other-Than-Temporary Impairments, provided that the objective of an other-than-temporary impairment analysis under existing U.S. GAAP was to determine whether the holder of an investment in a debt or equity security for which changes in fair value were not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment was impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis. It also amended the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. It did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.

This guidance was effective for interim and annual reporting periods ending after June 15, 2009.

We adopted ASC 320-10-65-1 but it did not have a material impact on our balance sheet or statement of operations.

ASC 470-20 – Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)

ASC 470-20, Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement), was issued clarifying that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) should be separately accounted for with regards to the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. ASC 470-20 was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.

We adopted ASC 470-20 but it did not have a material effect on our balance sheet or statement of operations.

ASU 2009-05, Fair Value Measurements and Disclosures - Measuring Liabilities at Fair Value

ASU 2009-05, Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value, allows companies determining the fair value of a liability to use the perspective of an investor that holds the related obligation as an asset, according to ASU 2009-05 that amends ASC Topic 820, Fair Value Measurements.  The update addresses practice difficulties caused by the tension between fair-value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place.

The new guidance is effective for interim and annual periods beginning after August 27, 2009, and applies to all fair-value measurements of liabilities required by GAAP.  No new fair-value measurements are required by the standard.

We adopted ASU 2009-05 but it did not have a material impact on our balance sheet or statement of operations.

5.B.           Liquidity and Capital Resources

Since our initial public offering in 1997, we have met our financial requirements primarily through cash generated from operations, research and development and marketing grants from the Government of Israel short-term bank borrowing and our sale of ordinary shares and warrants and recently, also financing from our major shareholder STINS COMAN . We believe that our cash and cash equivalents together with cash generated from operations will be sufficient to finance our operations for at least the next 12 months.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect. In addition, depending upon our future level of revenues and the strategies that we have adopted, we may need to raise additional debt or equity capital to meet our working capital needs in the future.

Our principal financing activities during the past three years were:

•
In March 2008, we arranged for a $1 million line of credit from a bank. In connection with the change of control we underwent in June 2008, the credit line expired. We were not able to secure a new credit line since then.

•
In September 2008, we completed a private placement transaction in which we issued 769,231 ordinary shares (6,153,846 pre- reverse split) to STINS COMAN, our principal shareholder, for a total investment of $4.0 million, reflecting a $5.2 purchase price per share ($0.65 pre- reverse split). The private placement replaced a $4.0 million loan we secured from STINS COMAN in June 2008. See “Item 7.B. – Related Party Transactions.”

•
In June  2009, we  entered into a Convertible Loan Agreement with STINS COMAN, according to which,  STINS COMAN agreed to extend to us a loan of up to $10 million. See “Item 7.B. – Related Party Transactions.”

•	In October 2009, we launched a cost reduction plan aiming to reduce costs by 35% in a 2 stage plan ending in the first quarter of 2010.

•	In January 2010, we entered in to a short term loan agreement with Newcon International Ltd., a Canadian corporation affiliated with STINS COMAN. See “Item 7.B. – Related Party Transactions.”

•
In May  2010, as contemplated by the Convertible Loan Agreement with STINS COMAN we entered into a Share Purchase Agreement with STINS COMAN , for the sale by private placement of  ordinary shares in connection with the conversion of approximately $1.5 million of the loan amount owed to STINS COMAN.  See “Item 7.B. – Related Party Transactions.”

•
Capital expenditures were approximately $0.3 million in 2007, $0.1 million in 2008 and $0.1 million 2009. These expenditures were principally for machinery, computers and research and development equipment purchases. During 2010, we expect to invest additional resources in capital equipment at the same level as in 2009. We did not have any material commitments for capital expenditures as of December 31, 2009.

Working Capital and Cash Flows

On December 31, 2009, we had cash and cash equivalents of approximately $1.6 million, compared with $6.1 million on December 31, 2008. This decrease resulted primarily from the $6.4 million net loss in 2009.

Net cash used for operating activities was $6.4 million in 2009 compared to $1.6 million in 2008 and $2.4 million in 2007. Net cash used for operating activities increased in 2009 primarily as a result of the significantly decreased sales which resulted in a decrease in trade receivables and in a high net loss for the year. Net cash used in investing activities was $0.1 million in 2009 and $0.1 million in 2008 and $0.3 million in 2007. Our principal investing activity in 2009, 2008 and 2007 was the purchase of property and equipment.

Our contractual and contingent obligations and commitments on December 31, 2009, primarily consisted of obligations associated with our future operating lease obligations, our suppliers' obligations and a contingent liability to the Israeli Office of the Chief Scientist. See Note 5 to our Consolidated Financial Statements included elsewhere in this annual report and “Item 5.F.-Tabular Disclosure of Contractual Obligations” for a table of our material contractual obligations. We expect to finance these contractual commitments with cash on hand ,cash generated from operations and loans from STINS COMAN  as needed.

Impact of Related Party Transactions

We have entered into a number of agreements with our principal shareholder or its affiliates. Please see “Item 7.B. – Related Party Transactions” below for specific details as to certain related party transactions entered into by us.

We believe that the terms of these related party transactions are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties. Our management reviewed the pricing and other items of such transactions and confirmed that they were not materially different than could have been obtained from unaffiliated third parties.

Under the Companies Law and NASDAQ rules, certain transactions and arrangements with interested parties require approval by our board of directors and our audit committee and, in some cases, also require approval by our shareholders.

5.C.           Research and Development, Patents and Licenses

We believe that our future success will depend upon our ability to enhance our existing products and solutions and introduce new commercially viable products and solutions that address the demands of evolving markets for intelligent infrastructure solutions and, more specifically, enterprise infrastructure solutions and outside plant qualification and management products on a timely basis. As part of the product development process, we work closely with current and potential customers, distribution channels and leaders in certain industry segments to identify market needs and define appropriate product specifications. Our employees also participate in numerous industry and standards forums in order to stay informed about the latest industry developments. As of December 31, 2009, we employed 23 persons in research and development.

Our gross research and development expenses were approximately $3.2 million in 2009, $3.8 million in 2008 and $4.7 million in 2007 (36.5%, 16.8% and 20.2% respectively of our total sales). To date, all research and development expenses have been charged to operating expense as incurred. Aggregate research and development expenses funded by the Chief Scientist were approximately $0.2 million in 2009 and $0.1 million in each of 2008 and 2007. We believe that our investment in product development activities in 2010 will be at the same level of our expenditures in 2009.

Grants from the Office of the Chief Scientist

The Government of Israel encourages research and development projects through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, pursuant to the Law for the Encouragement of Industrial Research and Development, 5744 - 1984, and the regulations promulgated thereunder, or the R&D Law.  Generally, grants from the Chief Scientist constitute up to 50% of qualifying research and development expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest. The royalty rate applicable to our programs is 3.5%.

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

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires that the grant recipient and its controlling shareholders and foreign interested parties notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient. The law further requires that the new interested party to undertake to the Chief Scientist to comply with the R&D Law.  In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain such events.  For purposes of the R&D Law, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer.  An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

The funds available for Chief Scientist grants under the annual budget of the State of Israel were reduced in 1998, and the Israeli authorities have indicated that the government may further reduce or abolish Chief Scientist grants in the future.  Even if these grants are maintained, we cannot presently predict the amounts of any future grants that we may receive.  Since 1998, we have received such royalty-bearing grants from the Chief Scientist. As of December 2009 we have approvals for grants to be received in 2010 for two different projects. On December 31, 2009, our unrecognized contingent liability, including interest, to the Chief Scientist in respect of grants received, was approximately $1 million.

5.D.     Trend Information

General. During the global economic slowdown of late 2008 and most of 2009, many companies, including our customers, have reduced or postponed their technology spending significantly. Although the global economy showed signs of recovery by the end of 2009, should the economic slowdown resumes, it may cause our customers to further reduce or postpone their technology spending significantly, which could result in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition.

Our Market. Significant marketplace trends have greatly reduced the overall profitability of pure product-based business models. Rather, professional services backed by advanced technical expertise are emerging as the key to long-term success. In keeping with market trends, we have launched professional services in 2008 in an effort to broaden our solutions portfolio and increase our revenue stream. However, at this point, we are unable to predict how our positioning will affect future sales. We are also looking for new markets and the first new market we are trying to approach is speed control cameras. At this stage we are unable to predict what will be the outcome of this trend.

As described in "Item 4.B – Competitive Position," two enterprise products directly compete with our PatchView systems: the iTRACS Infrastructure Manager system produced by the iTRACS Corporation and the iPatch System produced by Systimax Solutions. The number of cabling vendors around the world that have partnered with us or with one of the other IIM solution providers and now offer an IIM solution in their product portfolio has increased and, consequently, competition in this market is likely to continue to intensify in the future.

5.E.           Off-Balance Sheet Arrangements

We do not have any "off-balance sheet arrangements" which are required to be disclosed under this Item 5.E. of Form 20-F.

5.F.           Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations related to our long-term debt, operating leases and accrued severance pay, as of December 31, 2009:

	Total (Dollars in millions)	Less than 1 year (Dollars in millions)	1-3 years (Dollars in millions)	3-5 years (Dollars in millions)	More than 5 years (Dollars in millions)
Contractual Obligations
Leases on Premises	0.7	0.4	0.3	-	-
Operating Lease Obligations	0.5	0.3	0.2	-	-
Purchase Obligations	1.3	1.3	-	-	-
Liability in respect of employees' severance benefits*	1.8	0.2	-	-	1.6
Principal shareholder convertible loan	1.8		1.8	-
Total	$6.1	$2.2	$2.3	-	$1.6

*Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee.

On December 31, 2009, our unrecognized contingent liability to the Chief Scientist in respect of grants received was approximately $1 million including interest. See Note 5A to our Consolidated Financial Statements included elsewhere in this annual report.  We are only required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and Senior Management

The following table sets forth, as of the date hereof, the name, age and position of each of our directors and executive officers:

Name	Age	Position
Sergey Anisimov	55	Chairman of the Board of Directors
Avi Kovarsky	52	President and Chief Executive Officer
Boris Granovsky	42	Director
Israel Frieder (1)(2)(3)(4)	60	Director
Roman Govorov (1)(3)(4)	32	Director
Galia Druker (1)(2)(3)	62	Director
Eran Ayzik	51	Chief Financial Officer
Jacob Elisha	53	Vice President Sales
Ofer Herman	43	Vice President Sales
Benny Sharabi	40	Vice President Research and Development
Ben Carmi	32	Vice President Operations
Julia Geva	35	Assistant Vice President Marketing
___________________

(1) Designated as “Independent Director” under NASDAQ Marketplace Rules.
(2) External Director.
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

Mr. Avi Kovarsky has served as our Chief Executive Officer since July 2008. He served in various sales and marketing positions at RiT from 1997 to 2007, including Vice President of Sales and Marketing and Senior VP Sales. Prior to joining RiT, Mr. Kovarsky held several sales and marketing positions in Israeli hi-tech companies. Mr. Kovarsky holds a M.Sc. degree in Computer Science and Civil Engineering from the Technion - Haifa, Israel.

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

Mr. Israel Frieder has served as a director since January 2002. Mr. Frieder is the Co-Chairman of IXI Mobile Inc., and Chairman of A.A. Pearl Inv. and serves as director and provides management services at several companies. Mr. Frieder's previous positions include serving as the Chairman and CEO of Israel Technology Acquisition Corp Inc., Chief Executive Officer of Kardan Communications Ltd., Corporate Vice President of Business Development & Strategic Planning of ECI Telecom, the President of ECI Telecom, Inc., and the President of Network Systems of Tadiran Telecommunication Ltd. While at Tadiran, Mr. Frieder served as a director of RRSAT Ltd. , Teledata Ltd., Tadiran Telecommunications Canada, Inc., ECI - Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN - Tadiran Newbridge Networks Ltd. Mr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Mr. Frieder holds a B.Sc. in Electrical Engineering from the Technion and an M.B.A. in Operational Research from the Hebrew University in Jerusalem.

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

Ms. Galia Druker has served as an external director since September 2009. She has served as deputy manager of Bank Hapoalim (Geneva, Switzerland), between 2005 and June 2009. From 2003 to 2005 she served as the head of the East European desk of Bank Hapoalim (Zurich, Switzerland). From 2002 to 2003 she served as the head of foreign trade in Bank Otsar Hachayal head office. From 1972 to 2002 she was employed by Bank Hapoalim, mostly in different managerial positions. Ms. Druker holds MA degree in English Philology from the Vilnius State University. Ms. Druker also holds a banking diploma (obtained through the internal school of bank Hapoalim).

Mr. Eran Ayzik has served as our Chief Financial Officer since March 2010. Mr. Ayzik has over 25 years of business experience in a variety of managerial and CFO roles in high-tech companies.  He was Chairman of Omnilogos (Medilogos) Ltd., a software company that develops decision support solutions for the medical market and CEO of Leprechaun Technologies Ltd, a software company developing speech recognition software. Previously, he was a partner, VP and CFO, of The Challenge Fund - Etgar L.P., a $245 million investment fund. He was also the CFO of Dovrat, Shrem & Co. Ltd a leading Israeli holding company, traded on the TASE. Prior to that, he was a Senior Partner at Haft & Haft CPA (Israel). Mr. Ayzik holds dual B.A. degrees in economics and accounting from Tel-Aviv University and is a Certified Public Accountant (CPA) in Israel.

Mr. Jacob Elisha has served as our Director of Sales for Asia Pacific and Latin America (EMEA) since 2009. Mr. Elisha has extensive managerial experience from leading high-tech companies. Prior to joining RiT, Mr. Elisha served as VP sales, EMEA at Allot Communications. Previously, he led technical sales activities at Texas Instruments. Prior to that, Mr. Elisha held R&D positions in various high-tech companies in Israel. Mr. Elisha holds a B. Sc. Degree in Electrical Engineering and M.Sc. in Computer Science from the Polytechnic Institute of New York, NY, USA.

Mr. Ofer Herman has served as our Vice President Sales since 2007. From 2003 to 2007 he served as our Director of Sales for EMEA and from 2000 to 2003 he served as our Sales Manager for Europe. Prior to joining us, Mr. Herman held various positions in sales and marketing in several high tech companies in Israel. His last position before joining RiT was Sales Director in ArelNet Ltd. Mr. Herman holds a B.Sc. in Industrial Engineering from University of New Haven, Connecticut.

Mr. Benny Sharabi has served as our Vice President Research and Development since 2009. Mr. Sharabi has over 15 years of experience as a manager of multi-disciplinary R&D teams in networking and telecommunication organizations. Prior to joining RiT, Mr. Sharabi served as CEO at Ace Verification and AVP R&D at Actelis Networks. Previously, he served as VP R&D at Civcom. Prior to that, Mr. Sharaby held various managing positions at Alvarion. Mr. Sharabi holds a B. Sc. and and M.Sc. in Electrical Engineering from Tel Aviv University and MBA from the Recanati School at Tel Aviv University.

Mr. Ben Carmi has served as our Vice President Operations since September 2008. From 2003 to 2008 he served in various positions at RiT Technologies, including Product Line Manager, Commercial Department Manager and Regional Sales Director. Mr. Carmi holds a B.Sc. in Industrial Engineering and an MA in Public Policy, both from Tel Aviv University.

Mrs. Julia Geva has served as our Assistant Vice President Marketing since 2006. From 2005 to 2006 she served as our Marketing Manager. Prior to joining us, Mrs. Geva held a position of Marketing Manager at Creo. Previously she served as PR Manager at CreoScitex. Prior to that, Mrs. Geva filled a number of marketing positions at Scitex Corporation. Mrs. Geva holds an MA in Linguistics from Nizhny Novgorod State Linguistic University and an MBA from Tel Aviv University.

There are no family relationships between any of the directors or members of senior management named above.

6.B.           Compensation

The aggregate direct remuneration paid to all our directors and officers as a group (consisting of 15 persons in 2009) for the year ended December 31, 2009, was approximately $1.4 million compared with $1.7 million in 2008 (the group consisted of 17 persons in 2008). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $0.3 million which was set aside or accrued to provide retirement annuities or similar benefits.  The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

As of March 6, 2008, our non-employee directors receive amounts consistent with the regulations promulgated under the Companies Law regarding compensation to external directors. The regulations mandate, among other things, that Israeli public companies, such as we, to provide external directors with minimum cash compensation. Consistent with the aforesaid, our Audit Committee and Board of Directors have determined to set the annual compensation paid to our external directors at NIS 71,300 (approximately $19,270) and at NIS 3,470 (approximately $938) per board meeting or per board committee meeting, all linked to the Israeli consumer price index, effective March 6, 2008. All other independent directors of the Company (namely Roman Govorov) receive the same compensation as the external directors.

In 2009, we granted options to purchase an aggregate amount of 1,875 ordinary shares to our officers under the 2003 Plan at an exercise price of $5.44 per share. The options expire on the sixth anniversary of the date of grant. No options were granted to any of our directors in 2009. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership – Share Option Plans.”

6.C.           Board Practices

We are subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder. In addition, as a NASDAQ-listed company, we are also subject to certain corporate governance standards adopted by NASDAQ. For further information, see “Item 16G – Corporate Governance.”

Introduction

Our Articles of Association provide that the board of directors shall consist of not less than 3 and not more than 7 directors. Currently, our board of directors consists of 5 members.

According to the Israeli Companies Law and our Articles of Association, the oversight of the management and determination of the policy of our business is vested in our board of directors.  The board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders. As part of its powers, our board of directors may cause us to borrow or secure payment of any sum or sums of money for our purposes, at times and upon terms and conditions as it determines, including the grant of security interests in all or any part of our property.

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

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person's control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by its controlling entity. The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an "office holder."

The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company who is directly subject to the chief executive officer.

Pursuant to the Companies Law, (1) each external director must have either “accounting and financial expertise” or “professional qualifications” (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have “accounting and financial expertise.” We have determined that both Mr. Israel Frieder and Ms. Galia Druker have the requisite “accounting and financial expertise”.

No person can serve as an external director if the person's position or other business creates, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. Until the lapse of two years from termination of office, a company may not engage an external director to serve as an office holder and cannot employ or receive services from that person, either directly or indirectly, including through a corporation controlled by that person.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least one-third of the shares of non-controlling shareholders voted at the meeting vote in favor of the election; or
•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an external director is three years and he or she may be reelected to one additional term of three years.  Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company. External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company's board of directors is required to include at least one external director, and the audit committee is required to include all the external directors. Currently, Mr. Israel Frieder and Ms. Galia Druker qualify as external directors.

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

Independent Directors

Our ordinary shares are listed for quotation on the NASDAQ Capital Market and we are subject to the rules of the NASDAQ Capital Market applicable to listed companies.  Under NASDAQ’s rules, a majority of the members of an issuer’s board of directors are required to be "independent," as defined thereunder, except where the issuer is a “controlled company,” a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Although we are a controlled company by virtue of STINS COMAN’s shareholdings in us, we currently satisfy this requirement as Mr. Israel Frieder, Ms. Galia Druker and Mr. Roman Govorov were determined by our board to qualify as independent directors under NASDAQ rules.

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

Our audit committee consists of Mr. Roman Govorov, Mr. Israel Frieder and Ms. Galia Druker and satisfies the requirements of the Companies Law, the SEC and NASDAQ rules. Our board of directors has determined that Mr. Israel Frieder is an audit committee financial expert, as defined by applicable SEC regulations, and that he also has the requisite financial expertise, as defined under the NASDAQ rules.  Our audit committee adopted a written charter specifying the committee's duties and responsibilities, which include, among other things, the selection and evaluation of our independent auditors.

Compensation and Nominations Committee

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

Although we are a controlled company by virtue of STINS COMAN’s shareholdings in us, we maintain a compensation and nominations committee which consists of Messrs. Roman Govorov and Israel Frieder and satisfies the requirements of the NASDAQ rules.  Our board of directors approved a written charter specifying the committee's duties and responsibilities.

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

Directors’ Service Contracts

Except as set forth in Item 6.B. “Directors, Senior Management and Employees – Compensation,” there are no arrangements or understandings between us and any of our current directors for benefits upon termination of service.

6.D.           Employees

The following table details certain data on the workforce (including temporary employees) of RiT and its consolidated subsidiaries for the periods indicated:

	As at December 31,
	2009	2008	2007
Approximate numbers of employees by geographic location
Israel	67	79	85
Europe, Far East	9	11	10
United States	4	4	4
Total workforce	80	94	99
Approximate numbers of employees by category of activity
Research and development	23	31	31
Sales and marketing	33	39	38
Operations	14	15	16
Management and administrative	10	9	14
Total workforce	80	94	99

The sharp decrease in our workforce, from 94 employees in 2008 to 80 employees in 2009, relates to the work force and cost reduction plan implemented in the fourth quarter of 2009 and completed in the beginning of 2010.

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

Pursuant to Israeli law, we are legally required to pay severance benefits upon the retirement or death of an employee or the termination of employment of an employee without due cause. The Company partially funds this liability by the purchase of managers' insurance policies. The current redemption value of such insurance policies is included in the balance sheet as assets held for severance benefits. This policy provides a combination of savings plans, insurance and severance pay, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet as "liability in respect of employee severance benefits."

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

6.E.           Share Ownership

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of  June 9, 2010:

Name	Title/Office	No. of Ordinary Shares	As a % of Outstanding Ordinary Shares
Sergey Anisimov (1)	Chairman of the Board of Directors	2,198,817	68.3%
Avi Kovarsky	CEO and President		*
Eran Ayzik	CFO		0
Jacob Elisha	Vice President Sales		0
Benny Sharabi	Vice President Research and Development		0
Ben Carmi	Vice President Operations		*
Offer Herman	Vice President Sales		*
Julia Geva	Assistant Vice President Marketing		*
Israel Frieder	Director		*
Galia Druker	Director		0
Roman Govorov	Director		*
Boris Granovsky (1)	Director	2,198,817	68.3%
All directors and executive officers as a group (2)		2,265,924	70.37%

* Less than 1%

(1)	Through STINS COMAN. See Item 7A.
(2)
Includes outstanding options exercisable, within 60 days as of May 15, 2010, into 67,107 ordinary shares at exercise prices that range between $2.96 to $25.20 per ordinary share and with expiration dates that range between December 2013 and July 2016.

Share Option Plans

In July 2003, we adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently administered by our board of directors (or the Share Incentive Committee appointed by the Board to administer the 2003 Share Option Plan). The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof, by providing them with opportunities to purchase our ordinary shares.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the board of directors, as specified in the grant letter issued by us to the grantee. Unless otherwise determined by the board of directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually.  We have reserved 404,583 ordinary shares for the grant of options under the 2003 Plan, of which, as of May 15, 2010, we have outstanding options to purchase 156,559 ordinary shares at a weighted exercise price of $10.37 per ordinary share.

In addition, in May 1999, we adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase our ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options.  We have reserved 27,000 ordinary shares for the grant of options under the RiT Inc. Plan, of which, as of May 15, 2010, we have outstanding options to purchase 7,752 ordinary shares at a weighted exercise price of $11.31 per ordinary share. This plan expired in May 2009.

In 2009, we granted options to purchase an aggregate amount of 1,875 ordinary shares to our officers under the 2003 Plan at an exercise price of $5.44 per share. The options expire on the sixth anniversary of the date of grant. No options were granted to any of our directors in 2009.

The following table summarizes information about all stock options outstanding as of May 15, 2010:

	Options outstanding
	Number of	Weighted
	options	average
	unexercised as of	remaining
	May 15,	contractual
	2010	life
Rates of exercise prices in US$		In years
2.72	27,500	4.21
2.96	2,500	4.71
4.8	13,376	3.84
5.12-5.44	52,167	4.65
8.88-9.84	21,111	2.33
10.24-12.88	23,439	4.31
14.88	16,343	4.1
20.64-25.2	7,375	3.33
59	500	0.1

	164,311

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as June 9, 2010 (except as noted below) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Each ordinary share is entitled to one vote per share and none of our major shareholders has any different voting rights than any other shareholder.  For additional information regarding ownership by all officers and directors, see "Item 6.E. - Share Ownership."

Name	Number of Ordinary Shares Owned Excluding Options and Warrants	Number of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned as Percent of Total Shares(1)
Sergey Anisimov, Boris Granovsky (2)	2,198,817	2,198,817	68.3%

Austin W. Marxe and David M. Greenhouse3	326,771	326,771	10.15%
______________________
(1)
Based on 3,219,913 ordinary shares outstanding as of June 9, 2010. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)
Based on a Schedule 13D/A filed by STINS COMAN with the SEC on June  24, 2010,  STINS COMAN is the holder of 1,558,905 ordinary shares. Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Mr. Granovsky is the CEO of, and owns a minority interest in, STINS COMAN. Consequently, Messrs. Anisimov and Granovsky may be deemed the beneficial owners, and to share the power to vote and dispose, of these shares.

(3)
As of December 31, 2009, based on a Schedule 13G filed by Austin W. Marxe and David M. Greenhouse with the SEC on February 12, 2010. The Schedule 13G indicates that Messrs. Marxe and Greenhouse share voting and dispositive power as to (i) 141,672 ordinary shares and 0 warrants owned by Special Situations Private Equity Fund, L.P., (ii) 156,135 ordinary shares owned by Special Situations Technology Fund II, L.P. and (iii)  28,964 ordinary shares owned by Special Situations Technology Fund, L.P. Messrs. Marxe and Greenhouse are members of MG Advisers L.L.C., the general partner of and investment adviser to Special Situations Private Equity Fund, L.P., and of SST Advisers, L.L.C., the general partner of and investment adviser to Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P.

Significant Changes in the Ownership of Major Shareholders

In June 2008, STINS COMAN completed the purchase of 640,315 our ordinary shares (5,122,521 shares prior to the reverse stock split effected on August 24, 2009; figures in parentheses  refer to the period prior to this reverse stock split), representing approximately 34.9% of our outstanding shares, for an aggregate purchase price of $4,405,368, or $6.88 ($0.86) per share, from Yehuda Zisapel, our then Chairman of the Board of Directors and its co-founder, Zohar Zisapel, the brother of Mr. Yehuda Zisapel, and Dr. Meir Barel, one of our directors. As part of the transaction, the selling shareholders granted STINS COMAN a right of first refusal with respect to their existing warrants to purchase a total of 37,835 (302,679) ordinary shares at an exercise price of $14.0 ($1.75) per share. Under such right of first refusal, STINS COMAN is entitled to purchase such warrants at the then current value Black-Scholes Value prior to the exercise or transfer of such warrants by any of the selling shareholders.

Concurrently with the closing of said purchase, STINS COMAN also acquired, through a partial tender offer, a total of 128,477 (1,027,815) of our ordinary shares, representing approximately 7.0% of our outstanding shares, at $6.88 ($0.86) per share, such that, following these two transactions, STINS COMAN beneficially owned an aggregate of 768,792 (6,150,336) ordinary shares, representing approximately 41.9% of our outstanding shares, becoming our largest shareholder.

In September 2008, we completed a private placement transaction in which we issued to STINS COMAN 769,231 (6,153,846) of our ordinary shares at $5.220 ($0.65) per share, for aggregate proceeds of $4 million. Following these transactions, STINS COMAN owned 1,538,023, 558,905 (12,304,182) ordinary shares, representing 59.1% of our outstanding shares.

In June 2010, we issued an additional 615,485 ordinary shares to STINS COMAN in connection with the conversion of approximately $1.5 million from the loan given to us by STINS COMAN from debt into equity.  Following such issuance and as of the date of this annual report, STINS COMAN owns 2,198,817 of our ordinary shares representing 68.3% of our outstanding shares.

For more information, see “Item 7B – Related Party Transactions.”

Record Holders

Based on a review of the information provided to us by our transfer agent, as of May 13, 2010, there were 17 holders of record of our ordinary shares, of which record holders, holding approximately 45% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

Change of Control

As described above, we are controlled by STINS COMAN. To our knowledge, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangements of the operation of which may at a subsequent date result in a change of our control.

7.B.           Related Party Transactions

STINS COMAN, which became our largest shareholder in June 2008, has served as our distributor in Russia for our enterprise products since 1994 and has worked with us consistently since that date. In May 2005, more than three years before STINS COMAN became a principal shareholder of RiT, we entered into an International Distributor Agreement with STINS Corp., an affiliate of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of enterprise products in Russia. The term of the Distributor Agreement has expired and, following approval of our Audit Committee, Board of Directors and shareholders, we renewed its term initially until July 14, 2009, and in June 10, 2010 we extended the term until July 14, 2011 (the “Extended Term”), such Extended Term shall automatically renew for additional one year terms each time, unless terminated by either party.

•
Under the Distributor Agreement, STINS Corp. undertook a series of obligations, such as to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. We undertook a series of obligations, such as to supply STINS Corp., at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. The prices at which STINS Corp. is entitled to buy our products is, like most of our distributors, at a 50% discount on our recommended price list existing at the time we accept each purchase order. In 2009, 2008 and 2007, we generated approximately $306,000, $969,000 and $395,000, respectively, in revenues from orders placed by STINS COMAN under the Distributor Agreement.

•
In June 2008, we entered into a short-term loan agreement with STINS COMAN, under which STINS COMAN will extend us an unsecured loan of up to $4 million at an annual interest rate of 2.47%. Under the loan agreement, we were required to repay the outstanding principal amount and the interest accrued thereon in one payment 12 months after receipt of the funds. In July 2008, we entered into a binding Memorandum of Understanding for a private issuance by the Company of newly issued ordinary shares to STINS COMAN, whereby the outstanding loan amount and the interest accrued thereon will convert, at the closing, into ordinary shares at a conversion price of $0.65 per share. The closing was subject, among others, to the execution of a definitive agreement and was approved by our shareholders in the annual meeting held in August 2008. In September 2008, we completed the private placement transaction and we issued to STINS COMAN 769,231 (6,153,846 pre- reverse stock split) of our ordinary shares at $5.2 ($0.65) per share, for aggregate proceeds of $4 million, which replaced the $4 million already committed under the loan agreement. Pursuant to the securities purchase agreement, we also agreed to make reasonable commercial efforts to register for resale all the newly issued ordinary shares under the Securities Act of 1933, as amended, within six months following demand by STINS COMAN. The purchase agreement included customary representations and warranties by STINS COMAN with respect to its status and limited representations by us regarding the transaction and the validity of the shares.

•
Mr. Sergey Anisimov is the Chairman of our Board of Directors and is the founder and President of STINS COMAN. In July 2008, our Audit Committee and Board of Directors approved the employment of Mr. Anisimov's son at a monthly gross salary of approximately NIS 12,000 (approximately $3,000) and additional social benefits in accordance with our policy. Our Audit Committee and Board of Directors also approved, subject to shareholder approval, a framework arrangement, pursuant to which any modifications or amendments to be made in Mr. Anisimov’s son employment terms or position by our officers in the future are approved; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year, (iii) any change in position is permitted as long as he is not appointed as one of our office holders; and (iv) the further approval by the Audit Committee and the Board of Directors. Following said approvals by the Board and Audit Committee, the shareholders approved the foregoing compensation and framework arrangement at the annual meeting held in August 2008.

•
In September 2008, we entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of carrier products in the CIS market until, initially, September 2009, with automatic renewals for additional one year terms each time, unless terminated by either party. We refer to this agreement as the Carrier Distributor Agreement. The Carrier Distributor Agreement is an umbrella agreement that provides a framework for future deals in the carrier market, the terms of each of which would require further approval of our Audit Committee and Board of Directors and, if required under Israeli law, our shareholders. The prices at which STINS Corp. is entitled to buy carrier products is at the recommended price list existing at the time we accept the purchase order, unless otherwise agreed by the parties with respect to each deal, on a case-by-case basis which would require further approval of our Audit Committee and Board of Directors. In December 2008 our Audit Committee and Board of Directors approved a proposed carrier transaction in Russia through STINS COMAN, as distributor.

•
On June 11, 2009, we entered into a Loan Agreement with STINS COMAN, our controlling shareholder. On June 17, 2009, we entered into an Addendum to the Loan Agreement (the Loan agreement and the Addendum together, the "Convertible Loan Agreement"). On June 17, 2009, our Audit Committee and Board of Directors approved the Loan Agreement and the Addendum thereto, which were approved by our shareholders at our annual general meeting held on September 14, 2009. Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan of up to $10 million, within 14 days following the request of the Company, at an annual interest rate of 2.47%. At any time commencing October 1, 2009, and originally until June 2010 (the “Term”), we may call and receive any portion the loan from STINS COMAN, but no more than $5 million at a time (up to the said maximum of $10 million) and at intervals of at least 30 days between each call request. Under a later Addendum signed on February 17, 2010, the Loan Agreement’s term was extended by an additional 12 months (aggregate of 24 months), until June 11, 2011. During this extended period, RiT may call for any additional portion of the loan up to its maximum amount. Such Addendum was approved by our Audit Committee in March 2010 and by our Board of Directors in April 2010, and, rather than seeking shareholder approval, determined to rely on the Israeli Companies Regulations (Relief for Interested Party Transaction), 2000 (the “Relief Regulations”), which exempts the Company from such shareholder approval subject to certain conditions that were met.

Under the Convertible Loan Agreement, we are required to repay the outstanding principal amount and the interest accrued thereon after 36 months from receipt of each part of the funds respectively. STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon, in whole or in part, into our ordinary shares at a conversion price per share equal to the market price of our ordinary shares on NASDAQ on the day we received the funds from STINS COMAN, plus a premium of 10% thereon. The conversion is subject to a 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties on September 11, 2008.

As of June 23, 2010, we had drawn approximately $2.85 million of the principal of the loan under the Convertible Loan Agreement, which we received in installments. The market price of our ordinary shares on NASDAQ on the day we received each part of the funds from STINS COMAN ranged between $1.74 and $3.00 (the "Base Price”).

On May 17, 2010, our Board of Directors approved a conversion of an amount of approximately $1.5 million of the loan, representing principal and interest accrued until such date, into 615,485 of our ordinary shares, which were issued to STINS COMAN pursuant to the terms of the Convertible Loan Agreement. Consequently, on May 17, 2010, we entered into a Securities Purchase Agreement with STINS COMAN effecting the conversion of $1.5 million of the loan into 615,485 ordinary shares, reflecting an average conversion price of $2.465 per share (i.e., with a 10% premium on the Base Price of each part of the funds received). The issuance of such shares was completed on June 9, 2010.

•
In June 2009, the Company entered into a Representative Agreement with IntElorg Pte Ltd., a Singapore company affiliated with STINS COMAN ("IntElorg"). Under the Representative Agreement, IntElorg agreed to act as our sales agent in Singapore and other countries in Asia where we do not have a local presence, in consideration for a monthly retainer fee of approximately 8,531 Singapore Dollars and a commission on sales of products in the amount of 5.0% of the net invoice price of such products. The initial term of the Representative Agreement is one year and, thereafter, the agreement is automatically renewed for additional one year terms, unless terminated by either party, for any reason, upon 30 days notice.

IntElorg is a trading company with strong regional presence in the Asian Pacific and 20 years of experience in projects with big corporations and government linked companies. IntElorg is controlled by Mr. Yuri Riabtchenko, which has business relations with STINS COMAN.

In light of the relationship between IntElorg and STINS COMAN, the agreement may have been deemed an "extraordinary transaction" in which our "controlling shareholder" had a "personal interest" (as such terms are defined in the Israeli Companies Law). Accordingly, our Audit Committee and Board of Directors approved the agreement on June 26, 2009, and, rather than seeking shareholder approval, determined to rely on the Relief Regulations, as promulgated under the Israeli Companies Law, which exempt us from such shareholder approval, subject to certain conditions that were met.

•
On November 26, 2009, we entered into an additional short term loan agreement with Newcon International Ltd., (“Newcon”), a Canadian corporation affiliated with STINS COMAN. Newcon is a Canadian company engaged in producing and supplying optical systems and other products. STINS COMAN holds 46% of the issued and outstanding share capital of Newcon, and Mr. Sergey Anisimov, our Chairman of the Board of Directors, also serves as a director of Newcon.

The practical need for this loan agreement derived from the regular course of requesting from STINS COMAN an additional part of the loan under the Loan Agreement dated June 11, 2009, between us and STINS COMAN, in connection with which STINS COMAN approached Newcon to assist us by granting us a short term loan in the sum of $250,000. Under the short term loan agreement with Newcon, Newcon agreed to lend us a sum of $250,000, for a maximum term of three months.  The loan amount bears no interest during the term, but is subject to a penalty interest in the event of default on repaying the loan amount on time. The full $250,000 loan amount received by us was repaid to Newcon in January 2010.

In light of the relationship between Newcon and STINS COMAN, the agreement may have been deemed an “extraordinary transaction” in which our “controlling shareholder” had a “personal interest” (as such terms are defined in the Israeli Companies Law). Accordingly, our Audit Committee and Board of Directors approved the agreement on January 16, 2010, and, rather than seeking shareholder approval, determined to rely on the Relief Regulations, which exempt us from such shareholder approval, subject to certain conditions that were met.

•
On February 19, 2010, we entered into a Product Alliance Agreement with STINS COMAN. On March 30, 2010 and on April 9, 2010 our Audit Committee and Board of Directors approved, respectively, the Product Alliance Agreement (the "Product Alliance Agreement") and the transaction contemplated thereunder. On June 14, 2010, our shareholders approved this transaction at a special shareholders meeting.

The Product Alliance Agreement provides for cooperation between STINS COMAN and we with regard to a laser speed camera (the “Product”) developed by STINS COMAN, for a term of three years, unless extended by mutual agreement of the parties. Pursuant to the Product Alliance Agreement, STINS COMAN will grant us the exclusive rights to, primarily: (a) manufacture the Product in accordance with the Manufacturing File (as defined therein) furnished to us by STINS COMAN and (b) sell the Product worldwide, except for Russia and the CIS countries. Additional key terms of the Product Alliance Agreement include the following:

Our obligation to pay STINS COMAN part of the Product’s sales proceeds, equal to 50% of an amount equal to the excess of (i) the proceeds from sales of the Product over (ii) the costs of manufacturing the Product. Such payments to STINS COMAN are to be paid not later than three years after actual receipt of the sales proceeds by us.

o
STINS COMAN has the option to convert the debt into our ordinary shares at a conversion price equal to the NASDAQ price of our ordinary shares on the last day prior to the signing of a definitive share purchase agreement for the issuance and sale of our ordinary shares upon such conversion.

o	We have the right to purchase the Product at an agreed upon Purchase Price.

o
STINS COMAN undertook to indemnify us in respect of all damages actually incurred or suffered by us as a result of a claim by a third party that the use or sale of the Product infringes a valid patent, trademark, copyright or other intellectual property right.

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

See "Item 4.B–Sales".

Legal Proceedings

We are, or may be, from time to time named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.  Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant. See also "Item 10.B. - Memorandum and Articles of Association - Dividends."

8.B.           Significant Changes

Except as otherwise disclosed in this annual report, no significant changes have occurred since December 31,2009

ITEM 9.               THE OFFER AND LISTING

9.A.           Share History

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on NASDAQ (in U.S. dollars).

	High	Low

2005 Full Year	36	17.76
2006 Full Year	23.44	6.4
2007 Full Year	14.72	2.64
2008 Full Year	7.52	2.4
First Quarter 2008	6.8	2.64
Second Quarter 2008	6.08	4.88
Third Quarter 2008	7.52	2.8
Fourth Quarter 2008	6.64	2.4
2009 Full Year	6	1.81
First Quarter 2009	6	2.8
Second Quarter 2009	3.84	2.72
Third Quarter 2009	3.92	2
Fourth Quarter 2009	3.25	1.81
December 2009	2.5	1.81
January 2010	2.39	1.73
February 2010	2.2	1.74
March 2010	2.73	2
April 2010	2.27	1.93
May 2010	2.37	1.92
June 2010 (through June 25)	2.5	2

On June 25, 2010, the last reported sale price of our ordinary shares on the NASDAQ was $2.0  per share.

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

We were first registered under Israeli law on July 16, 1989 as a private company. In August 1997, we became a public company.  We are registered with the Registrar of Companies in Israel under number 520043357.

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

Directors

The Companies Law requires that transactions between a company and its office holders (which term includes directors) or that benefit its office holders, including arrangements as to the compensation of office holders, be approved as provided for in the Companies Law and the company's articles of association.  For further information as to such approval provisions, see below under "Approval of Specified Related Party Transactions under Israeli Law."

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

Approval of Specified Related Party Transactions under Israeli Law

Fiduciary Duties of Office Holders

The Companies Law imposes a duty of care and a duty of loyalty on all office holders (as defined under the Companies Law, see "Item 6.C. – Board Practices") of a company.  Each person listed in the table under "Directors and Senior Management" above is an office holder.

The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of care of an office holder includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by him or her by virtue of his or her position; and

•	all other important information pertaining to these actions.

•	The duty of loyalty of an office holder includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties in the company and the performance of his or her other duties or his or her personal affairs;

•	refrain from any activity that is competitive with the company;

•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and

•	disclose to the company any information or documents relating to a company's affairs which the office holder has received due to his or her position as an office holder.

Under the Companies Law, directors’ compensation arrangements in public companies, such as ours, generally require the approvals of the audit committee, the board of directors and the shareholders, in that order.

Disclosure of Personal Interests of an Office Holder

The Companies Law requires that an office holder of a company disclose to the company any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. The disclosure is required to be made promptly and in any event no later than the board of directors meeting in which the transaction is first discussed. A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder's duty to disclose applies also to a personal interest of the office holder’s relative, which term is defined in the Companies Law as the person's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

Under the Companies Law, an extraordinary transaction is a transaction:

•	other than in the ordinary course of business;

•	otherwise than on market terms; or

•	that is likely to have a material impact on the company's profitability, assets or liabilities.

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

For information concerning the direct and indirect personal interests of certain of our office holders and principal shareholders in certain transactions with us, see "Item 7 – Major Shareholders and Related Party Transactions."

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

•
reasonable litigation expenses, including attorney's fees, expended by the office holder as a result of an investigation or proceeding instituted against him by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against him and either (A) concluded without the imposition of any financial liability in lieu of criminal proceedings or (B) concluded with the imposition of a financial liability in lieu of criminal proceedings but relates to a criminal offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorney's fees, expended by the office holder or charged to him by a court, in proceedings we institute against him or instituted on our behalf or by another person, a criminal indictment from which he was acquitted, or a criminal indictment in which he was convicted for a criminal offense that does not require proof of criminal intent.

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

Share Capital

Our share capital is divided into two classes of shares,  (i) ordinary shares, which entitle their holders to notice of and to participate in and to vote one vote per ordinary share at shareholder meetings, the right to receive dividends upon the declaration of dividends by the board of directors and the right to participate in the distribution of our assets upon liquidation; and (ii) deferred shares, which entitle their holders no rights other than the right to their par value upon our liquidation. The rights attached to any class may be modified or abrogated by a simple majority of the voting power represented at a shareholder meeting, in person or by proxy, and voting thereon, subject to the approval of a majority of the shares of such class present and voting at a separate class meeting.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder of the company. An acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders.  The tender offer may be consummated only if (i) at least 5% of the company's outstanding shares will be acquired by the offer or and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a tender offer for all of the outstanding shares.  If less than 5% of the outstanding shares are not tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The Companies Law provides for appraisal rights if any shareholder files a request in court within three months following the consummation of a full tender offer.  If more than 5% of the outstanding shares are not tendered in the tender offer, then the acquirer may not acquire shares in the tender offer that will cause his shareholding to exceed 90% of the outstanding shares.

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

10.C.           Material Contracts

Several of our related party agreements (i.e. the Convertible Loan Agreement of June 11, 2009 and the related Share Purchase Agreement of May 17, 2010), may be deemed "Material Contracts", and are attached as exhibits hereto, please see Item 19, List of Exhibits. For more details about such contracts, please see Item 7.B "Related Parties Transactions".

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 26% for the 2009 tax year and 25% for the 2010  tax year. Following an amendment to the Israeli Income Tax Ordinance [New Version], 1961 (the "Tax Ordinance"), which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease as follows: 25% for the 2010 tax year,,24% for the 2011 tax year, 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and as from the 2016 tax year the company tax rate will be 18%.

Israeli companies are generally subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, and such tax rate is scheduled to be equal to the corporate tax rate for future tax years.  However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

Following a Temporary Order, which came into effect on January 1, 2009, and expired at the end of one year, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions in 2009 received from a foreign subsidiary which is used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income, and the period during which the dividend income will be used in Israel.

Law for the Encouragement of Capital Investments, 1959

Our facilities currently enjoy Approved Enterprise status under The Law for Encouragement of Capital Investments, 1959 (the “Investments Law”). See discussion below regarding an amendment to the Investments Law that came into effect in 2005.

The Investments Law provided (prior to its amendment in 2005) that upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel ("Investment Center"), a proposed capital investment in eligible facilities may be designated as an Approved Enterprise.

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

Taxable income derived from an Approved Enterprise (including income generated by a company from the grant of a usage right with respect to know-how developed by the Approved Enterprise, income generated from royalties and income derived from a service which is auxiliary to such usage right or royalties, provided that such income is generated within the Approved Enterprise’s ordinary course of business) is subject to a reduced corporate tax rate of 25% rather than the usual corporate tax rate, for the benefits period subject to compliance with the conditions for approval as disclosed below.  This period is ordinarily seven years, or ten years for a company whose foreign investment level as defined below exceeds 25%, commencing with the year in which the Approved Enterprise first generates taxable income, and is limited to twelve years from the commencement of production or fourteen years from the start of the year in which approval was obtained, whichever is earlier. That income is eligible for further reductions in tax rates if the company qualifies as a foreign investors’ company.  A foreign investors’ company is a company in which more than 25% of its combined share capital (in terms of shares, rights to profits, voting and appointment of directors) and loan capital is owned by non-Israeli residents.  The tax rate is reduced to 20% if the foreign ownership of the foreign investors’ company is 49% or more but less than 74%; 15% if the foreign ownership of the foreign investors’ company is 74% or more but less than 90%; and 10% if the foreign ownership of the foreign investors’ company is 90% or more.  The determination of foreign ownership is made on the basis of the lowest level of foreign ownership during the tax year.

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

Dividends paid by a company that owns an Approved Enterprise and that are attributable to income derived from that Approved Enterprise during the applicable benefits period, are taxed at a reduced rate of 15%, if the dividends are paid during the benefit period or no more than twelve years thereafter; or, if we it qualify as a foreign investors’ company without any time limitations.  This tax must be withheld at source by the company paying the dividend.  A dividend paid from income derived from an enterprise owned by a company that has elected the Alternative Benefits Program during the period in which it is exempt from tax is also subject to withholding tax at a 15% rate but causes the company to be liable for corporate tax on the gross-up amount distributed which for this purpose includes the amount of the corporate tax at the rate that would have been applicable had the company not elected the Alternative Benefits Program of up to 25%.

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

Income arising from our "Approved Enterprise" is subject to zero tax rates under the Alternative Benefits Program and reduced tax rates based on our level of foreign ownership for specific period. The period of benefits in respect of most of our approved enterprise programs will terminate by the year 2011. No new approvals have been received since 1997. See Note 7(B) to the Consolidated Financial Statements included elsewhere in this annual report.

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

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of "Approved Enterprise" only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year or in the tax return for that year, whichever is earlier. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise.

Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 to 14 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefited Enterprise are determined, as applicable to us, according to one of the following new tax routes:

•
Similar to the currently available alternative route, exemption from corporate tax on undistributed income for a period of two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in each year.  Benefits may be granted for a term of from seven to ten years, depending on the level of foreign investment in the company.  If the company pays a dividend out of income derived from the Benefited Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%). The company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Benefited Enterprise; and

•
A special tax route enabling companies owning facilities in certain geographical locations in Israel to pay corporate tax at the rate of 11.5% on income of the Benefited Enterprise. The benefits period is ten years. Upon payment of dividends, the company is required to withhold tax at source at a rate of 15% for Israeli residents and at a rate of 4% for foreign residents.

Generally, a company that is Abundant in Foreign Investment (as defined in the Investments Law) is entitled to an extension of the benefits period by an additional five years, depending on the rate of its income that is derived in foreign currency.

The amendment changes the definition of "foreign investment" in the Investments Law so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Furthermore, such definition now also includes the purchase of shares of a company from another shareholder, provided that the company’s outstanding and paid-up share capital exceeds NIS 5 million. Such changes to the aforementioned definition are effective retroactively from 2003.

The amendment applies to approved enterprise programs in which the year of election under the Investments Law is 2004 or later, unless such programs received approval from the Investment Center on or prior to March 31, 2005 in which case the amendment provides that terms and benefits included in any certificate of approval already granted will remain subject to the provisions of the law as they were on the date of such approval

Law for the Encouragement of Industry (Taxes), 1969

We believe that we currently qualify as an "Industrial Company" within the meaning of the Law for the Encouragement of Industry (Taxes), 1969, or the Industry Encouragement Law.  According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, 90% or more of the income of which in any tax year, other than of income from defense loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production.

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

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  No assurance can be given that we qualify or will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

Israeli Transfer Pricing Regulations

On November 29, 2006, Income Tax Regulations (Determination of Market Terms), 2006, promulgated under Section 85A of the Tax Ordinance, came into force (the “TP Regs”). Section 85A of the Tax Ordinance and the TP Regs generally require that all cross-border transactions carried out between related parties will be conducted on an arm’s length principle basis and will be taxed accordingly.

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

The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "significant shareholder" at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.. However, the foregoing tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement).

The tax basis of shares acquired by individuals prior to January 1, 2003, will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003.  However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock market outside of Israel (such as the NASDAQ), provided however that such capital gains are not derived from a permanent establishment in Israel and that such shareholders did not acquire their shares prior to the issuer’s initial public offering (in which case a partial exemption may be available). In addition, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

Application of the U.S.-Israel Income Tax Treaty to Capital Gains Tax

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on income, as amended (the "the U.S.-Israel Tax Treaty"), the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if (i) the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable.  However, the person would be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the following rates: (i) 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; (ii) 15%, if the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefited Enterprise). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25% or 15% if the dividends are from income generated by an Approved Enterprise (or a Benefited Enterprise); however if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, and not more than 25% of our gross income consists of interest or dividends, then the maximum tax is 12.5% for a shareholder who is a U.S. corporation holding at least 10% of our issued voting power during the part of the taxable year preceding the date of payment of the dividend and during the whole of the prior taxable year (and additional conditions under the U.S. - .-Israel Tax Treaty are met).

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax considerations relating to an investment in our ordinary shares. This summary deals only with ordinary shares held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and does not deal with special situations, such as those of dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, life insurance companies, individual retirement and tax-deferred accounts, persons holding the ordinary shares as part of a hedging or conversion transaction or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In particular, this discussion does not address the tax treatment of U.S. holders who own, directly , indirectly  or constructively , 10% or more of our outstanding voting stock. Furthermore, the discussion below is based upon the Code, existing and proposed Treasury regulations promulgated thereunder, and applicable administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

The following discussion describes the material U.S. federal income tax consequences to a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust  or (b) the trust has a valid election in effect under applicable treasury regulations to be treated as a United States person (a "U.S. holder"). Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. holder (a "non-U.S. holder"). In addition, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity are not considered, nor are the possible application of U.S. federal gift or estate taxes or any aspect of state, local or non-U.S. tax laws.

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

Distributions on Ordinary Shares

Subject to the discussion under the headings "Passive Foreign Investment Companies", U.S. holders are required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent of our current and accumulated earnings and profits attributable to the distribution, as determined for U.S. federal income tax purposes.  A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a 15% or lower rate of U.S. federal income taxation on dividends paid in taxable years beginning on or before December 31, 2010 if we are a "qualified foreign corporation" for U.S. federal income tax purposes.  We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company (please see discussion below) and (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the NASDAQ Capital Market).  We believe that we currently are treated as a qualified foreign corporation, and we generally expect to be a qualified foreign corporation during all taxable years before 2009.  However, no assurance can be given that a change in circumstances will not affect our treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year.  In addition, a non-corporate U.S. Holder will not be eligible for the reduced rate if (a) such U.S. Holder has not held the ordinary shares for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. Holder as investment income under Section 163(d)(4)(B) of the Code.  Any days during which the U.S. Holder has diminished its risk of loss with respect to the ordinary shares (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period.  Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

The amount of a distribution with respect to our ordinary shares equals the amount of cash and the fair market value of any property distributed plus the amount of any Israeli taxes withheld therefrom. The amount of any cash distributions paid in NIS equals the U.S. dollar value of the NIS on the date of distribution based upon the exchange rate in effect on such date, and U.S. holders who include such distribution in income on such date will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value.

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

Disposition of Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies", upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares. The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder held the shares for more than one year as of the time of disposition. Any gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for losses treated as foreign source to the extent certain dividends were received by the U.S holder within the 24-month period preceding the date on which the U.S holder recognized the loss.

Passive Foreign Investment Companies

We will be a passive foreign investment company ("PFIC") if: (1) 75% or more of our gross income in a taxable year is passive income or (2) at least 50% of our assets (averaged over the year and generally determined based upon value) in a taxable year are held for the production of passive income. Certain "look-through" rules apply in making this determination. Passive income generally consists of dividends, interest, rents, royalties, annuities, income from certain commodities transactions and from notional principal contracts and gains from the disposition of passive assets.An asset will generally be characterized as a passive if it has generated (or is reasonably expected to generate in the reasonabley foreseeable future)"passive income" in the hands of the foreign corporation. If we are a PFIC, each U.S. holder who has not elected to treat us as a "qualified electing fund" (the "QEF election") would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, be liable to pay tax at the then prevailing highest tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the U.S. holder’s holding period for the ordinary shares.

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

We do not belive we were a PFIC for the fiscal year ended December 31, 2009.However, due to legal and factual uncertainties such conclusion is not free from doubt and no assurances can be given in this regard. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

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

For some time, until 1997, inflation in Israel exceeded the devaluation of the NIS against the U.S. dollar and we experienced increases in the U.S. dollar cost of our operations in Israel. This trend was reversed in 1997 and has continued in reverse for every year thereafter until the present. In 2009, on an average yearly basis, there was an increase of approximately 10% in value of the U.S. dollar in relation to the NIS (from 3.588 to 3.933) and there was an increase of approximately 5% in the value of the U.S. dollar in relation to the Euro (from 0.682 to 0.719). These changes in the U.S. dollar rate had an immaterial effect on our results in 2009. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro starts to rise in value relative to the U.S dollar, our business and financial condition could be negatively impacted.

The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On August 24, 2009, we effected a one-for-eight reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed to NIS 0.8 per share.

ITEM 15.                     CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2009. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us. We performed an evaluation of the effectiveness of our internal control over financial reporting that is designed by, or under the supervision of, our principal executive and principal financial officers, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2009 is effective. Notwithstanding the foregoing, there can be no assurance that our internal control over financial reporting will detect or uncover all failures of persons within RiT to comply with these procedures.

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.                   AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Israel Frieder is an audit committee financial expert, as defined by applicable SEC regulations. Mr. Frieder is "independent," as that term is defined under NASDAQ’s rules.

ITEM 16B.                   CODE OF ETHICS

We have adopted a code of ethics applicable to our directors, officers and all other employees. Our code of ethics is publicly available on our website at www.rittech.com.  Any waivers from or amendments to our code of ethics will be posted on our website.

ITEM 16C.                   PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on September 14, 2009, our shareholders re-appointed Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, or KPMG, to serve as our independent registered accounting firm until the next annual meeting. The following table sets forth, for each of the years indicated, the fees paid or payable to KPMG for the period indicated.

	2009	2008
Audit Fees (1)	$91,550	$127,506
Tax Fees (2)	5,000	5,000
All Other Fees	-	-
Total	96,550	132,506

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

None.

Item 16F.                     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

ITEM 18.                      FINANCIAL STATEMENTS

Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2008 and 2009	F-3

Consolidated Statements of Operations for the Years
ended December 31, 2007, 2008 and 2009	F-4

Consolidated Statements of Shareholders’ Equity and Comprehensive
Loss for te Years ended December 31, 2007, 2008 and 2009	F-5

Consolidated Statements of Cash Flows for the Years
ended December 31, 2007, 2008 and 2009	F-6

Notes to the Consolidated Financial Statements	F-7

ITEM 19.                      EXHIBITS

(b)           List of Exhibits

1.1	Memorandum of Association.

1.2	Articles of Association.

2.1	Form of Share Certificate Representing Ordinary Shares. (1)

4.1	Lease agreements with related parties and executive summaries thereof. (2)

4.2	RiT Technologies Ltd. 2003 Share Option Plan (3) and Amendment No. 1 (4) and Amendment No. 2 thereto.

4.3	Form of Letter of Indemnification. (5)

8.1	List of Subsidiaries. (6)

4.4	Convertible Loan Agreement dated June 11, 2009 (7)

4.5	Addendum to the Convertible Loan Agreement dated February 17, 2010 (8)

4.6           Share Purchase Agreement dated May 17, 2010

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Somekh, Chaikin, Independent Registered Public Accounting Firm.
_____________

(1)	Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A filed with the SEC on July 26, 1997.
(2)	Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2001, filed with the SEC on June 24, 2004.
(3)	Incorporated by reference to Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed on with the SEC July 26, 2004.
(4)	Incorporated by reference to the Annual Report on Form 20-F for the year ended December 31, 2006, filed with the SEC on March 29, 2007.
(5)	Incorporated by reference to Annex B to the Registrant’s Proxy Statement filed on the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on March 8, 2006.
(6)	Incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F for the Year ended December 31, 2004, filed with the SEC on March 30, 2004.
(7)	Incorporated by reference to Annex B of Exhibit 99.3 to the Company's Form 6-K filed with the SEC on August 11, 2009.
(8)	Incorporated by reference to Exhibit 99.2 to the Company's Form 6-K filed with the SEC on April 29, 2010

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD.

By:	/s/ Avi Kovarsky
Avi Kovarsky
President and Chief Executive Officer

June 28, 2010

RiT Technologies Ltd.
and Subsidiaries

Consolidated Financial Statements

December 31, 2009

RiT Technologies Ltd.
and Subsidiaries

Consolidated Financial Statements as of December 31, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel, June 28, 2010

RiT Technologies Ltd.
and Subsidiaries

Consolidated Balance Sheets

	December 31
	2009	2008
	US$ thousands	US$ thousands
Assets
Current Assets (Note 8A)
Cash and cash equivalents	1,610	6,111
Trade receivables, net *	2,044	3,737
Other current assets	462	536
Assets held for severance benefits (note 4)	112	-
Inventories	3,355	3,978
Total Current Assets	7,583	14,362

Other Assets
Long-term trade receivable	181	351
Assets held for severance benefits (Note 4)	1,409	1,579
	1,590	1,930

Property and Equipment, net (Note 3)	382	544
Total Assets	9,555	16,836

Liabilities and Shareholders' Equity
Current Liabilities
Short term loan (note 9A)	250	-
Trade payables	1,322	3,101
Other payables and accrued liabilities (Note 8A5)	1,340	2,286
Liability in respect of employees' severance benefits (Note 4)	143	-
Total Current Liabilities	3,055	5,387

Other liabilities
Principle shareholder convertible loan (Note 9A)	1,805	-
Liability in respect of employees' severance benefits (Note 4)	1,633	2,076
	3,438	2,076
Total Liabilities	6,493	7,463

Commitments and Contingencies (Note 5)

Shareholders' Equity (Note 6)
Share capital	559	559
Treasury stock	(27)	(27)
Additional paid-in capital	36,820	36,681
Accumulated deficit	(34,290)	(27,840)
Total Shareholders' Equity	3,062	9,373
Total Liabilities and Shareholders' Equity	9,555	16,836

*	Includes balances in the amounts of $52 thousand and $315 thousand with related parties as of December 31, 2009 and 2008, respectively (see also note 9A).

/s/ Israel Frieder	/s/ Avi Kovarsky
Director	President and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31
	2009	2008	2007
	US$ thousands	US$ thousands	US$ thousands

Sales (Notes 8B1) *	8,655	22,556	23,369
Cost of sales (Notes 5A and 8B2) *	4,710	11,080	14,156

Gross profit	3,945	11,476	9,213

Operating expenses: *

Research and development, gross	3,158	3,781	4,722
Less – royalty-bearing participation (Note 5A)	(206)	(104)	(110)
Research and development, net	2,952	3,677	4,612

Sales and marketing	5,268	6,351	7,633

General and administrative	2,065	2,718	2,334

Total operating expenses	10,285	12,746	14,579

Operating loss	(6,340)	(1,270)	(5,366)

Financing income (loss), net (Note 8B3) *	(110)	52	64

Loss before income tax expense	(6,450)	(1,218)	(5,302)

Taxes on income (Note 7)	-	-	-

Net loss for the year	(6,450)	(1,218)	(5,302)
Net loss per share (Note 2Q):
Basic and diluted net loss per ordinary share (US$)	(2.48)	(0.59)	(2.89)
Weighted average number of ordinary shares used to
compute basic and diluted net loss per ordinary share **	2,604,428	2,060,697	1,833,772

*           See Note 9B for transactions with related parties.
**         During 2009, the Company performed reverse split (See Note 6A1).

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries
Consolidated Statements of Shareholders’ Equity and Comprehensive Loss

	Share capital **					Additional
	Deferred	Ordinary	Treasury	Ordinary	Treasury	paid-in	Accumulated	Total
	shares*	shares*	stock*	shares	stock	capital	deficit
				US$	US$	US$	US$	US$
	Number of shares			(in thousands	(in thousands	(in thousands)	(in thousands)	(in thousands)

Balance as of January 1, 2007	17,030	1,830,197	2,125	388	(27)	32,127	(21,320)	11,168

Changes during 2007
Exercise of options	-	5,000	-	1	-	45	-	46
Stock compensation expense	-	-	-	-	-	408	-	408
Net loss for the year and total comprehensive loss	-	-	-	-	-	-	(5,302)	(5,302)

Balance as of December 31, 2007	17,030	1,835,197	2,125	389	(27)	32,580	(26,622)	6,320

Changes during 2008
Issuance of shares to a principle shareholder (Note 9)	-	769,231	-	170	-	3,830	-	4,000
Stock compensation expense	-	-	-	-	-	271	-	271
Net loss for the year and total comprehensive loss	-	-	-	-	-	-	(1,218)	(1,218)
Balance as of December 31, 2008	17,030	2,604,428	2,125	559	(27)	36,681	(27,840)	9,373

Changes during 2009
Stock compensation expense	-	-	-	-	-	139	-	139
Net loss for the year and total comprehensive loss	-	-	-	-	-	-	(6,450)	(6,450)
Balance as of December 31, 2009	17,030	2,604,428	2,125	559	(27)	36,820	(34,290)	3,062

*
Ordinary Shares – NIS 0.8 par value
Authorized shares: 4,997,471 as of December 31, 2009 and 2008; issued 2,606,553 as of December 31, 2009 and 2008 (including 2,125 of which are held by a subsidiary) and  outstanding  2,604,428 as of December 31, 2009 and 2008.
Deferred Shares – NIS 0.1 par value
Authorized shares: 20,230, issued and outstanding 17,030 shares as of December 31, 2009 and 2008.

**	During 2009 the Company performed reverse split (See Note 6A1).

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2009	2008	2007
	US$ thousands	US$ thousands	US$ thousands

Net loss for the year	(6,450)	(1,218)	(5,302)
Adjustments to reconcile net loss to net cash
used in operating activities:
Severance pay benefits, net	(242)	32	(14)
Depreciation and write off of property and equipment	254	276	653
Stock compensation expense	139	271	408

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	1,693	799	(51)
Decrease (increase) in long-term trade receivable	170	(351)	-
Decrease (increase) in other current assets	74	(166)	104
Decrease (increase) in inventories	623	(294)	3,661
Increase (decrease) in accounts payable and accruals:
Trade	(1,734)	(788)	(2,246)
Interest over principle shareholder convertible loan	3	-	-
Other	(946)	(173)	371
Net cash used for operating activities	(6,416)	(1,612)	(2,416)

Investing
Purchase of property and equipment	(137)	(127)	(295)
Net cash used for investing activities	(137)	(127)	(295)

Financing
Proceeds from short term loan	250	-	-
Proceeds from principle shareholder loan (Note 9)	-	2,000	-
Repayment of principle shareholder loan (Note 9)	-	(2,000)	-
Issuance of shares to a principle shareholder (Note 9)	-	4,000	-
Proceeds from principle shareholder convertible loan	1,802	-	-
Proceeds from exercise of options	-	-	46
Net cash provided by financing activities	2,052	4,000	46

Net increase (decrease) in cash and cash equivalents	(4,501)	2,261	(2,665)
Cash and cash equivalents, beginning of year	6,111	3,850	6,515

Cash and cash equivalents, end of year	1,610	6,111	3,850

Non cash investing activities:
Purchase of property and equipment	20	65	14

Cash paid during the year for:
Interest	15	30	29

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 1 - General

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

In May 1997, the Company incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd. (the “Israeli subsidiary”), intended to make various investments including in securities.  As at the balance sheet date, the Israeli subsidiary holds part of the Company’s outstanding shares. As of December 31, 2009 the Israeli subsidiary is inactive.

The Company had significant losses attributable to its operations. The Company has managed its liquidity during this time through a series of cost reduction initiatives, expansion of its sales into new markets and private placement transactions. Based on the most current sales and spending projections, the Company’s estimated liquidity during the remainder of 2010 will be adequate to satisfy its liquidity requirements to meet the Company’s operating and loan obligations as they become due through calendar year 2010; however, these may be at or near the minimum amount necessary. The Company’s ability to continue as a going concern is substantially dependent on the successful execution of the sales and spending projections referred to above. There is no assurance that if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern. In addition, the Company received a line of credit from its major shareholder (see Notes 9 and 10) in the amount of $10 million, of which to date approximately $2.9 million has been utilized. These financial statements do not include any adjustments that might result from an outcome if the Company does not continue in existence.

Note 2 - Summary of Significant Accounting Policies

The financial statements are presented in accordance with United States generally accepted accounting principles (GAAP).

In June 2009, the FASB issued SFAS No. 168 (“SFAS 168”), “Accounting Standards Codification ™ and the Hierarchy of Generally Accepted Accounting Principles”. The FASB Accounting Standards Codification™ (“Codification”) has become the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP. All existing accounting standard documents are superseded by the Codification and any accounting literature not included in the Codification will not be authoritative. However, rules and interpretive releases of the Securities Exchange Commission (“SEC”) issued under the authority of federal securities laws will continue to be sources of authoritative GAAP for SEC registrants. SFAS 168 is effective for interim and annual reporting periods ending after September 15, 2009. Therefore, beginning with our year ending December 31, 2009, all references made by it to GAAP in its consolidated financial statements now use the new Codification numbering system. The Codification does not change or alter existing GAAP and, therefore, does not have an impact on our financial position, results of operations and cash flows.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 2 - Summary of Significant Accounting Policies (cont’d)

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

Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies have been remeasured as follows:

-	Monetary items – at the current exchange rate at balance sheet date.
-	INon–monetary items – at historical exchange rates.
-	Income and expenditure items – at the current exchange rate as of date of recognition of those items (excluding depreciation and other items deriving from non-monetary items).

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

B.           Estimates and assumptions in the financial statements

The preparation of the financial statements in conformity with United States generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. These are management's best estimates based on experience and historical data.  Actual results, however, may vary from these estimates.

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

The balance sheet allowance for doubtful accounts for all periods through December 31, 2009 is determined as a specific amount for those accounts, the non-collection of which is probable.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 2 - Summary of Significant Accounting Policies (cont’d)

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

G.           Assets held for severance benefits

Assets held for employees severance benefits represent cash surrender of managers' insurance policies that are recorded at their current redemption value.

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

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 2 - Summary of Significant Accounting Policies (cont’d)

I.           Revenue recognition (cont’d)

The Company applies the guidance in “ASC Topic 605 Revenue Recognition” to determine if the contract or arrangement contains more than one unit of accounting and, if applicable, the allocation of arrangement consideration to such units of accounting (See also Notes 2U3 and 2U4).

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

L.           Allowance for product warranty

It is the Company's policy to grant a warranty for certain products.  The balance sheet provision for warranties for all periods through December 31, 2009 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

The following are the changes in liability for product warranty:

US$ (thousands)

Balance at December 31, 2007	105
Accrual for warranties issued during the year	126
Warranty costs incurred (actual warranty claims)	(102)
Balance at December 31, 2008	129
Accrual for warranties issued during the year	1
Warranty costs incurred (actual warranty claims)	(64)

Balance at December 31, 2009	66

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 2 - Summary of Significant Accounting Policies (cont’d)

M.           Stock option plans

At December 31, 2009, the Company has several employee compensation plans, which are described more fully in Note 6. Effective January 1, 2006, the Company adopted the fair value recognition method in “ASC Topic 718 Compensation – Stock Compensation” (“ASC Topic 718”) using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC Topic 718, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718.

The Company’s option awards are primarily subject to graded vesting over a service period.  In those cases, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The Company applies the fair value-based method of accounting set forth in “ASC Topic 505 Equity” (“ASC Topic 505”) to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are fully vested.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the share is the market value of such shares at the date of issuance.

2.	Dividend yield of zero percent for all relevant periods.

3.	Risk free interest rates are as follows:

Year ended December 31%
2009	1.87
2008	2.75
2007	4.51

4.	Expected term of 4 years for each option granted.

5.	Expected volatility of 88.54% for the year ended December 31, 2009 (81.9% and 68.7% for the years ended December 31, 2008 and 2007, respectively).

The exercise price for options granted to employees generally at not less than the value of the Company’s ordinary shares at the date of grant.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 2 - Summary of Significant Accounting Policies (cont’d)

N.           Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets in accordance with the provisions of “ASC Topic 360 Property, Plant and Equipment”. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment charges were recorded during 2009 and 2008. In 2007 as a result of change in development strategy the Company wrote off certain redundant development property and equipment in the amount of $257 thousand.

O.           Deferred income taxes

The Company accounts for income taxes in accordance with “ASC Topic 740 Income Taxes” (“ASC Topic 740”). Deferred tax asset and liability account balances are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operations in the period that includes the enactment date. The Company provides a valuation allowance to reduce deferred tax assets to the amount that is more likely than not to be realized.

P.           Income tax uncertainties

The Company accounts for income tax uncertainties in accordance with ASC Topic 740. ASC Topic 740 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC Topic 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. Interest and penalties related to unrecognized tax benefits are classified as a component of income tax expense.

Q.           Net loss per share

Basic net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net earnings (loss) per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with “ASC Topic 260 Earnings Per Share (“ASC Topic 260”)”.

The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 190,366 stock options for the year ended December 31, 2009 (for the year ended December 31, 2008 – 235,125 stock options and 139,504 warrants; for the year ended December 31, 2007 – 183,404 stock options and 139,504 warrants).

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 2 - Summary of Significant Accounting Policies (cont’d)

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

ASC 820-10-65-4, Fair Value Measurements and Disclosures, required the Company to apply its provisions to fair value measurements of non-financial assets and non-financial liabilities that were recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

It also provided guidance for estimating fair value in accordance with the guidelines of Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. It also included guidance on identifying circumstances that indicated a transaction was not orderly. It also emphasized that even if there had been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remained the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

The Company adopted ASC 820-10-65-4 but it did not have a material impact on its balance sheet or statement of operations.

U.	Recently issued Accounting Pronouncements

1.	ASU 2009-13 - Multiple-Deliverable Revenue Arrangements

ASC Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements, sets forth requirements that must be met for an entity to recognize revenue from the sale of a delivered item that is part of a multiple-element arrangement when other items have not yet been delivered. One of those current requirements is that there be objective and reliable evidence of the standalone selling price of the undelivered items, which must be supported by either vendor-specific objective evidence (VSOE) or third-party evidence (TPE).

ASU 2009-13 amends ASC Subtopic 650-25 to eliminate the requirement that all undelivered elements have VSOE or TPE before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered.  In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 2 - Summary of Significant Accounting Policies (cont’d)

U.	Recently issued Accounting Pronouncements

1.	ASU 2009-13 - Multiple-Deliverable Revenue Arrangements

The Consensus is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted.  If a company elects early adoption and the period of adoption is not the beginning of its fiscal year, the requirements must be applied retrospectively to the beginning of the fiscal year. Retrospective application to prior years is an option, but is not required.  In the initial year of application, companies are required to make qualitative and quantitative disclosures about the impact of the changes.

The Company does not expect the adoption of ASU 2009-13 to have a material impact on its balance sheet or statement of operations.

2.	ASU 2009-14 - Certain Revenue Arrangements that Include Software Elements

ASC Subtopic 985-605, Software-Revenue Recognition, addresses the accounting for revenue transactions involving software.  Currently, that guidance applies to revenue arrangements for products or services that include software that is “more-than-incidental” to the products or services as a whole.

ASU 2009-14 amends ASC Subtopic 985-605 to exclude from its scope tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality.

The Consensus will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. If a company elects early adoption and the period of adoption is not the beginning of its fiscal year, the requirements must be applied retrospectively to the beginning of the fiscal year. Retrospective application to prior years is an option, but is not required.  In the initial year of application, companies are required to make qualitative and quantitative disclosures about the impact of the changes.

The Company does not expect the adoption of ASU 2009-14 to have a material impact on its balance sheet or statement of operations.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 2 - Summary of Significant Accounting Policies (cont’d)

V.	Recently Adopted Accounting Pronouncements

1.	ASC 320-10-65-1 Recognition and Presentation of Other-Than-Temporary Impairments

ASC 320-10-65-1, Recognition and Presentation of Other-Than-Temporary Impairments, provided that the objective of an other-than-temporary impairment analysis under existing U.S. GAAP was to determine whether the holder of an investment in a debt or equity security for which changes in fair value were not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment was impaired. An investment is impaired if the fair value of the investment is less than its amortized cost basis. It also amended the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. It did not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities.

This guidance was effective for interim and annual reporting periods ending after June 15, 2009.

The Company adopted ASC 320-10-65-1 but it did not have a material impact on its balance sheet or statement of operations.

2.	ASC 470-20 – Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement)

ASC 470-20, Accounting for Convertible Debt Instruments That May be Settled in Cash upon Conversion (Including Partial Cash Settlement), was issued clarifying that convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) should be separately accounted for with regards to the liability and equity components in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods.  ASC 470-20 was effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years.

The Company adopted ASC 470-20 but it did not have a material effect on its balance sheet or statement of operations.

3.	ASU 2009-05, Fair Value Measurements and Disclosures - Measuring Liabilities at Fair Value

ASU 2009-05, Fair Value Measurements and Disclosures – Measuring Liabilities at Fair Value, allows companies determining the fair value of a liability to use the perspective of an investor that holds the related obligation as an asset, according to ASU 2009-05 that amends ASC Topic 820, Fair Value Measurements.  The update addresses practice difficulties caused by the tension between fair-value measurements based on the price that would be paid to transfer a liability to a new obligor and contractual or legal requirements that prevent such transfers from taking place.

The new guidance is effective for interim and annual periods beginning after August 27, 2009, and applies to all fair-value measurements of liabilities required by GAAP.  No new fair-value measurements are required by the standard.

The Company adopted ASU 2009-05 but it did not have a material impact on its balance sheet or statement of operations.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 2 - Summary of Significant Accounting Policies (cont’d)

V.	Recently Adopted Accounting Pronouncements (cont’d)

4.	Retrospective Accounting Changes in Financial Statements That Are Amended to Correct an Error

At the June 23, 2009 meeting of the CAQ SEC Regulations Committee, the SEC staff indicated that once a registrant files interim financial statements that reflect a retrospective accounting adjustment (e.g., to reflect a discontinued operation, a change in segments, or the retrospective application of a new accounting principle), any subsequent amendment to previously issued financial statements to correct an error should also reflect that retrospective accounting change. This guidance represents a change in the SEC staff’s previous view.

5.
In December 2007, the FASB issued “ASC Topic 805 Business Combination (“ASC Topic 805”)” and “ASC Topic 810 Consolidation (“ASC Topic 810”)”. ASC Topic 805 and 810 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. ASC Topic 805 will be applied to business combinations occurring after the effective date. ASC Topic 810 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. Adopting ASC Topic 805 and ASC Topic 810 had no impact on the Company's results of operations and financial position.

Note 3 - Property and Equipment

Property and equipment, net, consist of the following:

	December 31
	2009	2008
	US$ thousands	US$ thousands
Cost
Research and development equipment	1,283	1,431
Manufacturing equipment	526	531
Office furniture and equipment	1,235	1,332
Leasehold improvements	208	208
	3,252	3,502
Less accumulated depreciation
Research and development equipment	1,146	1,226
Manufacturing equipment	451	447
Office furniture and equipment	1,107	1,131
Leasehold improvements	166	154
	2,870	2,958

	382	544

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $254 thousand, $276 thousand and $396 thousand, respectively.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 4 - Liability In Respect of Employees’ Severance Benefits

Under Israeli law and labor agreements, the Company is required to make severance payments to dismissed employees and those leaving the Company in certain other circumstances.  The Company's severance pay liability to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee's employment, is reflected by the balance sheet accrual and classified as a short-term or long-term liability according to the information held by the Company. The Company partially funds this liability by the purchase of managers' insurance policies. The current redemption value of such insurance policies is included in the balance sheet as assets held for severance benefits.

Severance pay expense for the years ended December 31, 2009, 2008 and 2007 was $449 thousand, $424 thousand and $580 thousand, respectively.

Note 5 - Commitments and Contingencies

A.           Royalty commitments

The Company is obligated to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS") on revenues from certain of product sales, where the research and development in respect of these products was undertaken with royalty bearing participations (“grants”) from the OCS.

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

As of December 31, 2009, total commitment payable to the OCS, including interest to date at the above rate, amounted to approximately $1 million.

Royalties expenses to the OCS are classified as part of cost of sales (see Note 8B2).

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 5 - Commitments and Contingencies (cont'd)

B.           Lease commitments

1.	Premises occupied by the Company and the US subsidiary are rented under various operating leases with former related parties (see Note 9) and others.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha'ayin expire in December 2011 and June 2011, respectively. The lease agreement for the premises in New Jersey is month-to-month and can be terminated upon 30 days notice. The lease agreement for the representative office in Beijing, China, expires in December 2010. The lease agreement for the representative office in Moscow expires in November 2010. Minimum future rental payments due under the above leases (except for New Jersey), at rates in effect on December 31, 2009, assuming no options are exercised, are as follows:

Year ending December 31	US$ thousands

2010	388
2011	319

707

Part of the lease agreements in Israel are secured by a bank guarantee in the amount of $26 thousand.

Lease expense was $521 thousand, $542 thousand and $612 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

2.
The Company has several operating leases in respect of motor vehicles. These lease agreements expire on various dates to 2012. Minimum future lease payments due under the above leases on December 31, 2009, assuming no options are exercised, are as follows:

Year ending December 31	US$ thousands

2010	280
2011	188
2012	59

527

Lease expense was $345 thousand, $364 thousand and $461 thousand for the years ended December 31, 2009, 2008 and 2007, respectively.

C.           Other commitments

As of December 31, 2009, bank guarantees in the amount of $18 thousand have been issued, for VAT commitments and customs duty on importation.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 5 - Commitments and Contingencies (cont'd)

D.           Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

Cash and cash equivalents are deposited with major financial institutions in Israel and in the United States.

The Company grants credit to customers without generally requiring collateral or security. The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with certain trade receivables is reduced by The Israeli Credit Insurance Company (ICIC), the large number and geographical dispersion of the Company's customer base.

On significant carrier sales and on sales in areas where there is a risk of collection, the Company secures the payment by customer bank guarantee (L.C.)

See also Note 8B1 for principal customers and Note 9 for related party transactions.

E.           Concentrations of business risk

Although the Company generally uses standard parts and components for products, certain key components used in the products are currently available from only one source, and others are available from a limited number of sources. The Company believes that it will not experience delays in the supply of critical components in the future. If the Company experiences such delays and there is an insufficient inventory of critical components at that time, the Company's operations and financial results would be adversely affected.

F.           Indemnification agreement

The Company undertakes to enter into an indemnification agreement with each of the Company's present and future serving directors and officers.

The indemnification covers certain events and shall be no greater than the amount of coverage available to the Company's applicable liability insurance policy in effect at the time.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 6 - Shareholders’ Equity

A.           Share Capital

1.	On July 20, 2009, the Board of Directors approved a one-for-eight reverse split of the Company’s ordinary shares, to become effective during August 2009.

The split became effective on August 24.

The number of ordinary shares outstanding was decreased from 20,835,420 to 2,604,428 and the number of treasury stock was decreased from 17,000 to 2,125, reflecting the rounding off of fractional shares. The par value per ordinary share was increased from NIS 0.1 to NIS 0.8. All share and per share amounts in these financial statements have been restated to reflect this reverse split.

2.	See Note 9 regarding issuance of shares to a principle shareholder.

B.           Share options

1.	RiT Technologies Ltd. 2003 Option Plan

On July 20, 2003, the Board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan (“The 2003 Plan”), pursuant to which an aggregate of 342,083 Ordinary shares of the Company have been reserved for the grant of options under the 2003 Plan together with the former Key Employee Share Incentive Plan (1996) and the Directors Share Incentive Plan.

On October 19, 2003, the Board of Directors approved the grant of 3,750 options to a director at an exercise price of $14.8 vesting in equal amounts over three years. The grant of these options was ratified by the shareholders at the Annual shareholders’ Meeting on December 1, 2003. As of December 31, 2009, these options were forfeited.

On November 4, 2005, the Board of Directors approved the grant of 26,250 options to the Company’s directors at an exercise price of $22.56 and vested one third on February 2, 2006 and one third every year thereafter. The grant of these options was ratified by the shareholders at the Annual Meeting in December 2005. As of December 31, 2009, 3,750 options were remaining.

On February 1, 2006, the Board of Directors of the Company resolved to reserve 62,500 additional shares for the grant of options under the 2003 Plan. The resolution was ratified by the shareholders at the Annual Shareholders’ Meeting on April 5, 2006.

As of December 31, 2009, the number of options granted under the 2003 Plan is 417,397 options and the number of options outstanding under the 2003 Plan is 178,864 options. As of December 31, 2009, 191,752 options are available for future grant.

2.           RiT Technologies Inc. Employee Stock Option Plan

In May 1999, the Board of Directors of the Company adopted RiT Technologies Inc. Employee Stock Option Plan (the “RiT Inc. Plan”) pursuant to which 10,750 options to purchase shares of nominal value of New Israeli Shekels (“NIS”) 0.8 of the parent were allocated for the employee share option plan.

The plan is administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 6 - Shareholders’ Equity (cont'd)

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

In January and October 2001, the Board of Directors resolved to reserve additional options to purchase ordinary shares in the amount of 6,250 and 10,000 respectively, for use in the RiT Inc. Plan.

As of December 31, 2009, the number of options granted under the RiT Inc. Plan is 44,375 options and the number of options outstanding under the RiT Inc. Plan is 7,752 options. Rit Inc. Plan expired during May 2009.

3.           RiT Directors' Share Incentive Plan (1997)

In June 1997, the RiT Directors' Share Incentive Plan (1997) (the “Directors' Plan”) was adopted by the Board.

On October 10, 2001, the Board of Directors of the Company resolved to reserve 13,750 shares. At that date, 26,250 options were granted to certain directors at an exercise price of $9.2 and vested in equal amounts over three years.

Commencing with adoption of The 2003 Plan, the Company ceased to grant options under the Directors Plan. As of December 31, 2009, the number of options outstanding under the Directors plan is 3,750 options.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 6 - Shareholders’ Equity (cont'd)

B.           Share options (cont'd)

4.	Stock Options granted under the Employees' and Non-employee's Share Option Plans are as follows:

			Weighted
	Number of	Weighted average	average grant date
	options	exercise price	fair value
		US$	US$
Options unexercised as of January 1, 2007	203,867

Granted	19,187	10.32	5.84
Exercised	(5,000)	8.96	5.76
Expired	(1,250)	16.4	12.4
Forfeited	(33,400)	13.2	8

Options unexercised as of December 31, 2007	183,404

Granted	104,625	7.92	3.04
Exercised	-	-	-
Expired	-	-	-
Forfeited	(52,904)	14.24	8.8

Options unexercised as of December 31, 2008	235,125

Granted	8,000	4.46	1.83
Exercised
Expired	(500)	20	12.3
Forfeited	(52,259)	16.93	10.65

Options unexercised as of December 31, 2009	190,366

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 6 - Shareholders’ Equity (cont’d)

B.           Share options (cont'd)

4.	Stock Options granted under the Employees' and Non-employee's Share Option Plans are as follows: (cont’d)

At December 31, 2009, total compensation cost related to option awards not yet recognized amount to $61 thousand and will be recognized in the statements of operations during fiscal years 2010 – 2012.

The following table summarizes information about stock options outstanding as of December 31, 2009:

	Options outstanding			Options exercisable
	Number of	Weighted		Number of
	options	average		exercisable
	unexercised as of	remaining	Average	options as of	Average
	December 31	contractual	exercise	December 31	exercise
Rates of exercise	2009	life	price	2009	price
prices in US$		In years	US$		US$

2.72-2.96	31,750	4.67	2.74	13,819	2.73
4.8	17,459	4.3	4.8	6,546	4.8
5.12-5.44	57,208	5.43	5.21	37,094	5.2
8.88-8.96	21,610	2.63	8.95	21,610	8.95
9.2-9.84	7,814	3.21	9.44	7,814	9.44
10.24-11.84	4,230	3.57	10.8	3,043	10.77
12.8-12.88	20,501	4.84	12.8	20,501	12.8
14.88	21,544	4.77	14.88	21,544	14.88
20.64-25.2	7,750	4.93	22.89	7,750	22.89
59	500	0.46	59	500	59

	190,366			140,221

At December 31, 2009, options with an average exercise price of $9.64 were exercisable for 140,221 shares (at December 31, 2008, options with an average exercise price of $14.56 were exercisable for 127,164 shares).

Weighted average exercise prices for the options outstanding at December 31, 2009 and 2008 were $8.26 and $11.92, respectively.

Weighted average remaining contractual life of outstanding options at December 31, 2009 was 4.58 years and the intrinsic value as of December 31, 2009 is 0.

The BlackScholes assumptions used in valuing the options are presented in Note 2M.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 6 - Shareholders’ Equity (cont’d)

B.           Share options (cont'd)

4.	Stock Options granted under the Employees' and Non-employee's Share Option Plans are as follows: (cont’d)

A summary of the status of the Company nonvested options as of December 31, 2008 and changes during the year ended December 31, 2009 is presented below:

		Weighted
		Average grant
		Date
Nonvested options	Options	Fair value

Nonvested at December 31, 2008	107,961	3.49
Granted	8,000	1.83
Vested	(55,833)	3.86
Forfeited	(9,983)	3.94

Nonvested at December 31, 2009	50,145

5.           Options to non-employees

The Company applies the fair value-based method of accounting set forth in ASC Topic 505 to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are fully vested. The Company granted a total of 31,188 options during the years 2003-2009. Such options granted to non-employees were granted as part of The 2003 Plan.

C.           Warrants to investors

As part of an agreement for a private placement signed on June 21, 2004, the Company issued to the investors warrants to purchase up to 158,254 Ordinary shares at an exercise price of $14 per share. The warrants were exercisable until June 21, 2009. As of June 21, 2009, 18,750 of these warrants had been exercised, the rest of the warrants expired.

The Company’s agreement with the investors calls for registration of the shares and keeping a registration statement effective through July 2009. If sales cannot be made pursuant to the registration statement, the Company will be required to pay liquidation charges equal to 1.5% of the aggregate amount invested per month. There is no limitation to the maximum potential consideration to be transferred. The warrants expired and no liquidation charges were incurred.

The Company accounted for the issuance of warrants as an equity transaction, and separately evaluated the potential for liability for liquidated damages under the free standing registration right agreement (”RRA”) based on the guidance in ASC Topic 810. At the date of issuance, the Company believed that the likelihood of achieving effectiveness of a registration statement, and maintaining its effectiveness in accordance with the RRA, was and would continue to be highly probable. The Company filed the registration statement and believes it is highly probable it will maintain its effectiveness as required under the RRA, and that no penalties for non-performance under the RRA (i.e. liquidated damages) will arise. Accordingly, no accrual for such is recorded. The Company’s treatment is consistent with the guidance in “ASC Topic 825 Financial Instruments”.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 6 - Shareholders’ Equity (cont’d)

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

The distribution of cash dividends out of retained earnings as of December 31, 2009, would subject the Company to a 25% tax in respect of the income from which it was distributed, according to the terms of the tax exemption due to its "approved enterprise" status, as explained in Note 7B.

The Company has decided not to distribute the said tax exempt income as dividends.  In the event of a dividend distribution as above, the tax amount would be charged as an expense in the statement of operations.
See also Note 7B1(b).

Note 7 - Taxes on Income

A.	Israel tax reform

As of January 1, 2003, an Israeli resident taxpayer will be taxed on income produced and derived both in and out of Israel.

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law")

1.	Rates

a.	Pursuant to the above Law, the Company is entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

A major part of the production facilities of the Company has been granted the status of an "Approved Enterprise" under the above Law.

Income arising from the Company's "Approved Enterprise" is subject to zero tax rates commencing in the year in which the "Approved Enterprise" first earns taxable income under the "Alternative Benefit Method" and reduced tax rates based on the level of direct or indirect ownership for specific period. The period of benefits in respect of most of the Company's production facilities will terminate in the years 2010 – 2011 (the period of benefits in respect of the first approval was terminated in 2005). No new approvals have been received since 1997.

The duration of tax benefits, for each of the programs is subject to limitations of the earlier of 12 years from commencement of investment, or 14 years from receipt of approval, as an "Approved Enterprise" under the Law.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 7 - Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law") (cont’d)

1.	Rates (cont’d)

b.
In the event of distribution by the Company of a cash dividend out of its retained earnings that were taxed at a zero rate due to the "Approved Enterprise" status, the Company would be subjected to 25% corporate tax on the amount distributed, and the recipients would have to pay 15% tax (to be withheld at source) on the amounts of such distribution received by them.

The Company has no intention to pay a dividend in the foreseeable future and, additionally, there is a tax strategy available whereby a distribution in liquidation will not create additional taxes for the Company.

c.
Should the Company derive income from sources other than the "Approved Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rate - see d below for rates.

d.
On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2005. This Amendment provides for a gradual reduction in the company tax rate in the following manner:  in 2006 the tax rate was 31%, in 2007 the tax rate was 29%, in 2008 the tax rate was 27%, in 2009 the tax rate is 26% and from 2010 onward the tax rate will be 25%. Real capital gains are subject to tax of 25%. These rates are used in the computation of the gross deferred tax assets.

On July 24, 2009, the Israeli Parliament passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, and additional gradual reduction in the company tax rate to 18% as from the 2016 tax year.  In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year – 26%, in the 2010 tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

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

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 7 - Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law") (cont’d)

4.	Amendments to the Law

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

b.	Tax benefits of the Alternate Path include lower tax rates or no tax depending on the area and the path chosen, lower tax rates on dividends and accelerated depreciation.

c.	In order to receive the tax benefits in the Grant Path or the Alternate Path, the "Industrial Company" must contribute to the economic independence of Israel’s economy in one of the following ways:

1.	Its primary activity is in the Biotechnology or Nanotechnology fields and pre-approval is received from the head of research and development at the Office of the Chief Scientist;
2.	Its revenue from a specific country is not greater than 75% of its total revenues that year;
3.	25% or more of its revenues are derived from a specific foreign market of at least 12 million residents.

d.	Upon the establishment of an "Approved Enterprise", an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

e.
For an expansion, a company is required to invest within three years the higher of NIS 300 thousand in production machinery and equipment or a certain percentage of its existing production machinery and equipment.

The amendments to the Law do not retroactively apply for investment programs having an "Approved Enterprise" approval certificate from the Investment Center issued up to December 31, 2004.  Therefore, the amendments do not impact an existing "Approved Enterprise" that received prior written approval.  The new tax regime shall apply for a new "Approved Enterprise" and for an "Approved Enterprise" expansion for which the first year of benefits is 2004 and thereafter. The Company has not applied for approvals pursuant to the amendments to the Law.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 7 - Taxes on Income (cont’d)

C.	Measurement of results for tax purposes under the Income Tax Inflationary Adjustments Law ("the Inflationary Adjustments Law")

Under the Inflationary Adjustments Law, until December 31, 2007 the Company’s results for tax purposes are measured in real terms, in accordance with the changes in the Israeli Consumer Price Index.

On February 26, 2008, the Israeli Income Tax Law (Inflationary Adjustments) (Amendment No. 20) (Restriction of Period of Application) - 2008 ("the 2008 Amendment") was passed by the Israeli Parliament. According to the 2008 Amendment, the Inflationary Adjustments Law will no longer be applicable subsequent to the 2007 tax year, except for certain transitional provisions.

Further, according to the 2008 Amendment, commencing with the 2008 tax year, the adjustment of income for the effects of inflation for tax purposes will no longer be calculated. Additionally, depreciation on fixed assets and tax loss carry forward will no longer be linked to future changes in the CPI, such that these amounts will continue to be linked only to the CPI as of the end of the 2007 tax year and will not be linked to CPI changes after this date.

D.           Tax benefits under the Law for Encouragement of Industry (Taxation), 1969

The Company believes that it currently qualifies as an "Industrial Company" under the above law.

As such it is entitled to certain tax benefits, mainly the right to deduct share issuance costs over three years for tax purposes in the event of a public offering, and to amortize know-how acquired from a third party over eight years for tax purposes. The Company utilizes certain such provisions in its tax filings.

E.           Tax assessment and tax loss carryforwards

The Company has not received final tax assessments since its incorporation.  In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2005 tax year can be regarded as final. The Company's Israeli tax loss carry forward are denominated in NIS and approximates $38,145 thousand as of December 31, 2009, and can be carried forward indefinitely against future taxable income.

The U.S. subsidiary is taxed under the U.S. Federal and State income tax rules. As of December 31, 2009, the U.S. subsidiary has Federal tax loss carry forwards of approximately $5,307 thousand, which will expire between 2010 and 2029. Following the change in control which occurred in the parent company in June 2008, the U.S. subsidiary might be exposed to an ownership change as defined in the Internal Revenue Code Section 382. An ownership change occurs when the ownership percentage of 5% or greater stockholders changes by more than 50% over a three-year period. As a result, the utilization of a significant portion of the tax loss carry forwards in the U.S. subsidiary might be severely limited.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 7 - Taxes on Income (cont’d)

F.           Deferred tax assets and liabilities

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2009	2008
	US$ thousands	US$ thousands

Deferred tax assets:
Allowance for doubtful accounts	7	4
Severance pay	48	124
Vacation pay	80	121
Research and development	65	101
Tax loss carryforwards	8,386	9,257
Total gross deferred tax assets	8,586	9,607

Valuation allowance	(8,586)	(9,607)

Net deferred tax assets	-	-

The net change in valuation allowance for the year ended December 31, 2009 was a decrease of $1,021 thousand and increases of $632 thousand and $2,046 thousand for the years ended December 31, 2008 and 2007, respectively.

Deferred tax assets for future benefits are included where their realization is more likely than not.

Because of history of taxable losses, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets. As such, the Company has recorded a full valuation allowance in regard of all its tax loss carryforwards as well as for other deductible temporary differences at December 31, 2009 and 2008.

G.	Loss before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense

The components of loss before income tax expense are as follows:

	Year ended December 31
	2009	2008	2007

Israel	(6,273)	(968)	(5,200)
United States	(177)	(250)	(102)

Loss before income tax expense	(6,450)	(1,218)	(5,302)

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 7 - Taxes on Income (cont’d)

G.	Loss before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense (cont’d)

A reconciliation of the theoretical income tax expense, assuming all loss is taxed at the Israeli statutory income tax rate of 26% for the year ended December 31, 2009, 27% for the year ended December 31, 2008 and 29% for the year ended December 31, 2007, and the actual income tax expense, is as follows:

	Year ended December 31
	2009	2008	2007
	US$ thousands	US$ thousands	US$ thousands

Loss before income tax expense	(6,450)	(1,218)	(5,302)
Theoretical income tax benefit at Israeli statutory tax rates	(1,677)	(329)	(1,538)
Non-deductible expense	13	77	58
Stock compensation expense	36	73	118
Change in valuation allowance	(1,021)	632	2,046
Adjustments arising from differences on the tax rate	2,686	-	-
Financial reporting purposes and other**	(37)	(453)	(684)
Income tax expense for the reported year	-	-	-

**
Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company, and the exchange rate of Israeli currency relative to the dollar.

H.           Accounting for uncertainty in income taxes

The Company and its subsidiaries adopted the provisions of ASC Topic 740 as of January 1, 2007, and there was no material effect on the financial statements. As a result, the Company did not record any cumulative effect adjustment related to adopting ASC Topic 740.

The total amount of gross unrecognized tax benefits as of January 1, 2007, was $0.6 million. There was no change in the unrecognized tax benefits during the years ended December 31, 2007, 2008 and 2009. The entire balance of the unrecognized tax benefits, if recognized, would not affect the effective tax rate as this amount would be offset by compensating adjustments in the Company's deferred tax assets that would be subject to a valuation allowance based on the conditions existing at the Company's reporting date.

The Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next year.

The Company and its subsidiaries account for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007, and for the years ended December 31, 2007, 2008 and 2009, no interest and penalties related to unrecognized tax benefits had been accrued.

The Company and its subsidiaries file income tax returns in Israel and in the U.S.  The Israeli tax returns of the Company and its Israeli subsidiary are open to examination by the Israeli Tax Authorities for the tax years beginning in 2006.  The U.S. tax returns of the U.S. subsidiary are open to examination by the U.S. tax authorities for tax years beginning in 2006.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 8 - Supplementary Financial Statements Information

A.           Balance Sheets

1.           Cash and cash equivalents

Comprised of:
	December 31
	2009	2008
	US$ thousands	US$ thousands

Cash and deposits *	1,610	6,111

*	As of December 31, 2009, $146 is deposited in NIS bearing an average annual interest of 0.85%. $44 was pledged against the Company's bank guarantees.

The deposits for December 31, 2008 are composed of:

a.	$1,559 - Deposit in NIS and bearing an average annual interest of 3.14%. As of December 31, 2008, $69 was pledged against the Company's bank guaranties.

b.	$2,795 - Deposit in US Dollars and bearing an average annual interest of 2.79%.

c.	$490 - Deposit in Euro and bearing an average annual interest of 3.88%.

d.	$511 - Deposit in British Pound and bearing an average annual interest of 3.98%.

The deposits are in thousands.

2.           Trade receivables, net

Trade receivables, net, consist of the following:

	December 31
	2009	2008
	US$ thousands	US$ thousands

Trade receivables	2,073	3,758
Less allowance for doubtful accounts	(29)	(21)

	2,044	3,737

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 8 - Supplementary Financial Statements Information (cont'd)

A.           Balance Sheets (cont'd)

2.           Trade receivables, net (cont'd)

The following are the changes in the allowance for doubtful accounts:

US$ thousands

Balance as of January 1, 2007	310
Additions	23
Deductions	(50)
Write-downs charged against the allowance	(260)

Balance as of December 31, 2007	23
Additions	9
Deductions	(11)
Write-downs charged against the allowance	-

Balance as of December 31, 2008	21
Additions	16
Deductions	(8)
Write-downs charged against the allowance	-

Balance as of December 31, 2009	29

3.           Other current assets

Other current assets consist of the following:

	December 31
	2009	2008
	US$ thousands	US$ thousands

Receivables from the Government of Israel:
OCS	206	24
Value added tax authorities	60	143
Prepaid expenses	136	284
Other	60	85

	462	536

4.	Inventories

Inventories consist of the following:

	December 31
	2009	2008
	US$ thousands	US$ thousands

Raw materials and subassemblies	1,838	1,253
Work in process	162	238
Finished products	1,355	2,487

	3,355	3,978

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 8 - Supplementary Financial Statements Information (cont'd)

A.           Balance Sheets (cont'd)

5.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31
	2009	2008
	US$ thousands	US$ thousands

Employees and employee institutions	845	1,086
Government of Israel:
OCS in respect of royalty payments	3	86
Accrued expenses	424	783
Provision for product warranty	66	129
Deferred revenues	-	197
Other	2	5

	1,340	2,286

6.           Fair Value Measurements

The fair values of the financial instruments as of December 31, 2008 and 2009 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, trade receivables, other current assets, short term loan, trade and other payables. The carrying amounts approximate fair value because of the short maturity of these instruments.

b.
Long term trade receivables: The fair value is determined as the present value of future contractual cash flows discounted at an interest rate that reflects the risks inherent in those cash flows. The difference between the carrying amounts and fair value is not material.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 8 - Supplementary Financial Statements Information (cont'd)

B.           Statements of operations

1.           Sales (1)

(a)           Classification of sales by geographical destination:

	Year ended December 31
	2009	2008	2007
	US$ thousands	US$ thousands	US$ thousands

United States	1,723	2,911	6,764
Europe	3,461	13,445	8,289
Israel	1,155	1,728	1,565
South and Latin America	351	944	3,092
Asia Pacific	1,494	2,728	3,289
Rest of the world	471	800	370

	8,655	22,556	23,369

(1)   Sales are attributed to geographical areas based on location of customers.

      The Company’s property and equipment is primarily located in Israel.

(b)           Sales by major product lines:

	Year ended December 31
	2009	2008	2007
	US$ thousands	US$ thousands	US$ thousands

Enterprise Solution	8,129	18,919	20,015
Carrier Solution	526	3,637	3,354

	8,655	22,556	23,369

(c)	Principal customers:

During fiscal years 2009 and 2008, there were no sales to customers individually exceeding 10% of total sales.

During fiscal year 2007, sales to customers individually exceeding 10% of total sales were $5,328 thousand.

Customers who accounted for over 10% of the total consolidated revenue:

	Year ended December 31
	2009	2008	2007
Customer	%	%	%

A	-	-	-
B	-	-	10.60
C	-	-	12.20

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 8 - Supplementary Financial Statements Information (cont'd)

B.           Statements of operations (cont’d)

2.           Cost of sales

Cost of sales consists of the following:

	Year ended December 31
	2009	2008	2007
	US$ thousands	US$ thousands	US$ thousands

Payroll and related benefits	878	975	1,272
Materials purchased	1,922	7,293	6,887
Subcontracted work	732	2,189	1,776
Royalties to the OCS	32	129	117
Write-down of inventories	121	181	* 1,764
Other production costs	477	944	817

	4,162	11,711	12,633
Decrease (increase) in inventories	548	(631)	1,523

	4,710	11,080	14,156

*	Following sales weaker than originally projected, especially of the Carrier products, the Company wrote-off excessive and slow-moving inventories.

3.	Financing income, net

Financing income, net, consists of the following:

	Year ended December 31
	2009	2008	2007
	US$ thousands	US$ thousands	US$ thousands

Expenses:
Interest on short-term credits and bank charges	(53)	(27)	(59)
Interest on long-term principle shareholder loan	(3)	-	-
Exchange translation (expenses) income, net	(65)	(23)	18
	(121)	(50)	(41)
Income:
Interest from banks and others	11	102	105

Financing income, net	(110)	52	64

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 9 - Related Parties Balances and Transactions

On June 12, 2008, the Company’s then principal shareholders completed the sale of their entire shareholdings in the Company to STINS COMAN, a Russian corporation headquartered in Moscow, Russia, who has been the Company’s distributor since 1994. Under the agreement entered in March 2008, the selling shareholders sold to STINS all of the 640,315 (5,122,521 before reverse split, see Note 6A1) RiT shares held by them (or their affiliates), representing approximately 34.9% of the Company’s outstanding share capital at that date. STINS acquired additional shares of the Company through a cash tender offer also completed in June 2009. Following the consummation of these transactions, STINS was the owner of approximately 768,792 (6,150,336 before reverse split) RiT shares, representing approximately 41.9% of the outstanding ordinary shares of the Company.

On June 13, 2008, the Company’s Board of Directors approved a short-term loan agreement with STINS, according to which, STINS will extend to the Company a loan of up to $4 million at the request of the Company.  The key terms of the loan agreement were as follows:

•
At any time through December 31, 2008, the Company may draw the loan from STINS, but no more than $2 million at one draw (up to a maximum of $4 million) and at intervals of at least 30 days between each draw.

•	The outstanding principal amount will accrue interest at an annual rate of 2.47%.
•	The outstanding principal amount and the interest accrued thereon are due and payable in one payment 12 months after receipt of the funds.
•	The loan is unsecured.

The Company drew $2 million out of the $4 million loan.

On July 22, 2008, the Company entered into a binding Memorandum of Understanding ("MOU") with STINS, for a private issuance by the Company of newly issued ordinary shares of the Company. Pursuant to the MOU, the outstanding loan amount and the interest accrued thereon should have been converted at the closing into ordinary shares of the Company at a conversion price of $0.65 per share (before reverse split). The conversion price represented a premium of 25% over the closing price of the ordinary shares as reported on NASDAQ on July 18, 2008, the last trading day before the approval of the transaction by the Audit Committee and Board of Directors of the Company. The closing of the transaction was subject, among others things, to the approval of the Company's shareholders, which was obtained at the 2008 Annual General Meeting, held in August 2008. On September 15, 2008, the Company completed the private placement and issued 769,231 (6,153,846 before reverse split) ordinary shares to STINS for a total investment of $4 million, reflecting a $5.2 ($0.65 before reverse split) purchase price per share. Rather than converting the $4 million short term loan that STINS agreed to extend to the Company in June 2008, the purchase agreement provided for a direct investment of $4 million. In conjunction with the closing, the $2 million short term loan that was previously extended to the Company was repaid in full and the loan agreement was terminated. Immediately following the closing of the transaction, STINS held 1,538,023 (12,304,182 before reverse split) of the Company’s shares, representing approximately 59.1% of the Company’s outstanding shares. As of December 31, 2008, STINS held 1,558,880 (12,471,242 before reverse split) of the Company's shares representing approximately 59.86% of the Company’s outstanding shares.

As of December 31, 2009, STINS holds 1,579,788 (12,638,302 before reverse split) of the Company’s shares representing approximately 60.7% of the Company’s outstanding shares.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 9 - Related Parties Balances and Transactions (cont'd)

On November 4, 2008 – the Company announced that it has appointed STINS COMAN Corporation, an affiliate of STINS COMAN Incorporated, RiT’s principal shareholder, to be its non-exclusive distributor of carrier solutions in the CIS market, until, initially, September 2009.
STINS COMAN has served as RiT’s distributor of enterprise solutions in Russia since 1994.

On June 11, 2009, the Company entered into a Loan Agreement with STINS COMAN, our controlling shareholder, subject to receipt of approvals of Audit Committee Board of Directors and shareholders, as required by the Companies Law. On June 17, 2009, the Company entered into an Addendum to the Loan Agreement. On June 17, 2009, our Audit Committee and Board of Directors approved the Loan Agreement and the Addendum thereto (together, the “Convertible Loan Agreement”).

According to the loan agreement, STINS COMAN agreed to extend to the Company a loan of up to $10 million. Other key terms of the loan agreement are as follows:

•
At any time beginning with October 1, 2009, RiT may call the loan from STINS COMAN, but no more than $5 million at one call (up to a maximum of $10 million) and at intervals of at least 30 days between each call.

•	The outstanding principal amount will accrue interest at an annual rate of 2.47%.
•	The outstanding principal amount and the interest accrued thereon are due and payable 36 months following receipt of the funds drawn at each call (the “Maturity Date”).
•	The loan is unsecured.
•
STINS COMAN has the right to convert, at any time, the outstanding principal amount and the interest accrued thereon, in whole or in part, into ordinary shares of RiT at a conversion price per share equal to the market price of RiT shares on NASDAQ on the day RiT had received the funds, plus a premium of 10%. The conversion is subject to a 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties, dated September 11, 2008.

As of December 31, 2009, the Company called and received $1,802 thousand.

On November 26, 2009, the Company entered into a short term loan agreement with a related party.

The Company received $250 thousand to be repaid no later than three months following the loan date.

The loan bears no interest, but if the Company is late in repaying the loan, then the loan shall bear an interest of 1% for every month of lateness.

All transactions with related parties were in the ordinary course of business and at terms comparable to those applied to transactions with other customers or suppliers and are mainly sales of the Company's products, purchases from related parties, human resource and administrative services received and leasing of premises occupied by the Company and the US subsidiary (See Note 5B).

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 9 - Related Parties Balances and Transactions (cont'd)

A.           Balances with related parties

The following related parties’ balances are included in the balance sheets:

	December 31
	2009	2008
	US$ thousands	US$ thousands

Accounts receivable:
Trade	52	315

Accounts payable:
Short term loan	250	-
Principle shareholder convertible loan	1,805	-

B.           Income from or expenses to related parties

The following related parties transactions are included in the statements of operations.

	Year ended December 31
	2009	2008	2007
	US$ thousands	US$ thousands	US$ thousands

Income:
Sales	306	1,111	1,118

Costs and expenses:
Purchases	-	7	-
Services	-	42	92
Research and development costs	-	156	256

Sales, marketing, general and administrative expenses	-	283	561
Financing expense	3	11	-

C. Purchases of property and equipment	-	5	-

Note 10 - Subsequent Events

The short term loan in the sum of $250 thousand was repaid on January 18th 2010 (see Note 9).

On February 17, 2010, STINS COMAN and the Company extended the term of their convertible loan agreement by an additional 12 months, until June 11, 2011. During this extended period, the Company may call for any additional portion of the loan. The extension of the loan term has been approved by the Company’s Audit Committee and Board of Directors.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2009

Note 10 - Subsequent Events (cont’d)

On February 19, 2010, the Company entered into a Product Alliance Agreement with STINS COMAN, its controlling shareholder, subject to receipt of approvals of the Audit Committee, Board of Directors and shareholders, as required by the Israeli Companies Law. On March 30, 2010 and on April 9, 2010 the Audit Committee and Board of Directors approved, respectively, the Product Alliance Agreement (the "Product Alliance Agreement" or the “Agreement”) and the transaction contemplated thereunder (the “Transaction”). On June 14, 2010, the shareholders approved this transaction at a special shareholders meeting convened for that matter.

The Product Alliance Agreement provides for cooperation between STINS COMAN and the Company with regard to a laser speed camera (the “Product”) developed by STINS COMAN. Pursuant to the Agreement, STINS COMAN will grant the Company the exclusive rights to, primarily: (a) manufacture the Product in accordance with the Manufacturing File (as defined therein) furnished to the Company by STINS COMAN and (b) sell the Product in the Territory (defined to be worldwide except for Russia and the CIS countries). Additional key terms of the Agreement include, without limitation, the following:

The Company's obligation to pay STINS COMAN part of the Product’s sales proceeds, which is fifty percent (50%) of an amount equal to the excess of (i) the proceeds from sales of the Product over (ii) the costs of manufacturing the Product (Clause 6.2. of the Agreement). Such payments to STINS COMAN are to be paid no later than three (3) years after actual receipt of the sales proceeds by the Company (Clause 7.1).

The conversion right given to STINS COMAN (option to convert the debt into the Company's Ordinary shares) (Clause 7.5) at a conversion price equal to the NASDAQ price of the Company's shares on the last day prior to the signing of a definitive Share Purchase Agreement (“Definitive Agreement”) for the issuance and sale of the Company's shares upon such conversion.

The Company's right to purchase the Product at an agreed upon Purchase Price (Clauses 8.1-8.2).

STINS COMAN representation and Warranty that the Product, once manufactured according to the Manufacturing File, will perform correctly at its intended work environment and will function successfully as planned for during the development process (Clause 9.1.3).

STINS COMAN undertaking to indemnify the Company in respect of all damages actually incurred or suffered by the Company as a result of a claim by a third party that the use or sale of the Product infringes a valid patent, trademark, copyright or other intellectual property right (Clause 11); and the Agreement’s Term for a period ending at the expiry of the third Contractual Year (unless extended by mutual written agreement) (Clause 13).

On May 17, 2010, the Company’s Board of Directors approved a conversion of $1.5 million loan amount (plus interest accrued for that period) into 615,485 the Company’s ordinary shares to be issued to STINS COMAN upon such conversion, at a price and under the terms provided for in the executed Loan Agreement dated June 11, 2009. Accordingly, the Company and STINS COMAN executed an appropriate definitive Share Purchase Agreement, and on June 9, 2010, the Company issued the 615,485 shares to STINS COMAN Incorporated. Following the conversion of debt to equity, and as intended to by the conversion resolution, the Company’s shareholders’ equity was increased by approximately $1.5 million which is above the $2.5 million shareholders’ equity needed by the NASDAQ CM continued listing requirements.