Form 20-F
period 2010-12-31
RIT TECHNOLOGIES LTD
filed 2011-06-30
CIK 1041844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010.

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

Moti Antebi, CFO
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

As of December 31, 2010, the issuer had 3,973,539 ordinary shares outstanding (excluding 2,125 ordinary shares held as treasury shares).

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

☐ Yes   ☒ No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

•	"we", "us", "our", "RiT", the "Registrant" or the "Company" refer to RiT Technologies Ltd. and its wholly- owned subsidiaries;

•	"dollars" or "$" are to United States Dollars

•	“NIS” are to New Israeli Shekels, the currency of the State of Israel;

•	"Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended;

•	"SEC" are to the United States Securities and Exchange Commission;

•	“STINS” or “STINS COMAN” are to STINS COMAN Incorporated, a Russian corporation headquartered in Moscow, Russia, and which is our largest shareholder;

•
"Convertible Loan Agreement" or "Convertible Loan" are to the Convertible Loan Agreement between RiT and STINS COMAN, dated June 11, 2009, as amended on June 17, 2009, February 17, 2010 and April 14, 2011; and

•	"Enterprise" and "carrier"" relate to the sectors we formerly identified as "datacom" and "telecom," respectively.

•	“APAC” means Asia Pacific.

•	“NGN” means Next Generation Networks.

On June 14, 2011, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.418 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

Share Split

On August 24, 2009, we effected a one-for-eight reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed to NIS 0.8 per share. Unless indicated otherwise by the context, all ordinary share, option and per share amounts in this annual report have been adjusted to give retroactive effect to the stock split for all periods presented.

Cautionary Statement Concerning Forward-Looking Statements

Statements in this annual report that are not statements of historical or current facts constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other federal securities laws.  We have based these forward-looking statements on our current expectations and projections about future events and/or financial results.

We urge you to consider that statements which use the terms "believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements.  All forward-looking statements in this annual report and any other written or oral statements made by us or on our behalf reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Item 3.D. – Risk Factors", that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements.

Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.     KEY INFORMATION

3.A.    Selected Financial Data

We have derived the following selected consolidated balance sheet data as of December 31, 2010 and 2009, and the selected consolidated operating data for the years ended December 31, 2010, 2009, and 2008 from our audited consolidated financial statements and notes included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have derived the selected consolidated balance sheet data as of December 31, 2008, 2007, and 2006 and the selected consolidated operating data for the years ended December 31, 2007 and 2006 from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected consolidated financial data together with "Item 5. - Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands, except per share data)
Sales	$11,400	$8,655	$22,556	$23,369	$25,092
Cost of sales	6,319	4,710	11,080	14,156	12,942
Gross profit	5,081	3,945	11,476	9,213	12,150
Operating expenses:
Research and development, gross	1,976	3,158	3,781	4,722	4,325
Less - royalty-bearing participation	73	206	104	110	128
Research and development, net	1,903	2,952	3,677	4,612	4,197
Sales and marketing	4,581	5,268	6,351	7,633	7,735
General and administrative	2,012	2,065	2,718	2,334	2,177
Total operating expenses	8,496	10,285	12,746	14,579	14,109

Operating loss	(3,415)	(6,340)	(1,270)	(5,366)	(1,959)
Financial income (loss), net	(71)	(110)	52	64	237
Net loss for the year	$(3,486)	$(6,450)	$(1,218)	$(5,302)	$(1,722)

Operating Data (Cont’d)
	Year Ended December 31,
	2010	2009	2008	2007	2006
	(in thousands, except per share data)
Basic net loss per ordinary share	$(1.10)	$(2.48)	$(0.59)	$(2.89)	$(0.96)
Diluted net loss per ordinary share	$(1.10)	$(2.48)	$(0.59)	$(2.89)	$(0.96)

Weighted average number of ordinary shares used to compute basic net loss per ordinary share	3,171,124	2,604,428	2,060,697	1,833,772	1,828,607

Weighted average number of ordinary shares used to compute diluted net loss per ordinary share	3,171,124	2,604,428	2,060,697	1,833,772	1,828,607

Balance Sheet Data

	Year Ended December 31,
	2010	2009	2008	2007	2006

	(in thousands)

Working capital	$4,361	$4,528	$8,975	$6,143	$10,846
Total assets	9,683	9,555	16,836	14,795	21,761
Share capital and additional paid-in capital	40,707	37,352	37,213	32,942	32,488
Shareholders' equity	$2,931	$3,062	$9,373	$6,320	$11,168

3.B.    Capitalization and Indebtedness

Not applicable.

3.C.    Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.    Risk Factors

Investing in our ordinary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below, in addition to the other information contained elsewhere in this annual report, before investing in our ordinary shares. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be seriously harmed. In that case, the value of our ordinary shares could decline, and you could lose all or part of your investment.

Risks Related to Our Business

We have a history of operating and net losses. We may not achieve or sustain profitability in the future.

We incurred operating and net losses in each of the last five fiscal years and we may incur losses in the future. We will need to generate revenues as well as to manage our costs to obtain profitability. Our revenues may not grow or continue at their current level. In addition, in order to meet expanding sales and operations requirements, our expenses may increase. As a result, net cash outflows may continue for the near term, and we may again incur net operating losses. If our revenues do not increase, or if our expenses increase at a greater pace than our revenues, profitability may not be achieved or sustained. We may not be able to sustain or increase profitability on a quarterly or annual basis. Even if we maintain profitability, we cannot assure that future net income will offset our cumulative losses, which, as of December 31, 2010, were $37.8 million.

Severe global economic conditions may materially adversely affect our business.

Our business and financial condition is substantially affected by global economic conditions. The global economic crisis that began in late 2008 and continued through much of 2009 impacted our major markets, including the United States, Eastern Europe and Western Europe, and reduced technology spending by many organizations. Although the global economy showed signs of recovery throughout 2010 and the economic outlook for 2011 has improved, should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, resulting potentially in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales. Each of the above scenarios could have a material adverse effect on our business, operating results and financial condition.

We may need to raise additional financing in the future.  If adequate funds are not available on acceptable terms, our operations and growth strategy will be materially adversely affected.

On December 31, 2010, we had cash and cash equivalents of approximately $1.4 million. Our working capital requirements and the cash flow provided by our operating activities are likely to vary greatly from quarter to quarter depending on the timing of orders and deliveries, and the payment terms offered to our customers. Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to loan us up to $10 million, of which we have already borrowed approximately $6.5 million. As such we anticipate that our existing capital resources, including the availability of an additional loan of up to $3.5 million from STINS COMAN, will be adequate to satisfy our working capital and capital expenditure requirements until at least June 2012. However, we may need to raise additional funds in the future in order to satisfy our working capital, capital expenditure requirements and growth strategy. If we are unable to raise additional financing when needed on acceptable terms, our operations and growth strategy will be materially adversely affected. If additional funds are raised through the issuance of equity securities or conversion of loans into equity, the percentage ownership of existing shareholders could be significantly diluted.

We have experienced in the past, and may experience in the future, a decrease in our sales.

Although our enterprise solution sales for 2010 increased by 33% compared with 2009, in 2009 they decreased by 57% compared with the previous year. Similarly, although our carrier solution sales in 2010 increased by 8% compared with 2009, in 2009 they decreased by 86% compared with the previous year. Consequently, we can offer no assurance regarding the level of carrier sales that we will be able to achieve in the future.

We may experience significant fluctuations in our quarterly financial performance.

Our quarterly operating results may fluctuate significantly due to a number of factors, including the size, timing and shipment of orders; customer budget cycles and budgetary freezes; the timing of introductions of new products or product upgrades (both ours and those of our competitors); customer order deferrals in anticipation of new products or product upgrades; the mix of product sales; software and hardware development problems; product quality problems; product pricing; our effective provision of customer support; the relatively low level of general business activity during the summer months in the European market; and other factors.

Moreover, because enterprise end-users typically request delivery within two weeks of order placement (which generally follows extensive sales efforts that take place over an extended period of time), a majority of our quarterly sales derive from orders placed in that quarter. The deferral of any large order from one quarter to another could materially adversely affect our operating results for the previous quarter. Similarly, the postponement of carrier sales, which are typically large, from one quarter to another could materially adversely affect our results of operations for the previous quarter.

For the foregoing reasons, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and that our operating results for any particular quarter should not be relied upon as an indication of future performance. Furthermore, fluctuations in our operating results may cause volatility in the price of our ordinary shares.

Our order backlog is limited. As a result, if revenue levels for any quarter fall below our expectations, our earnings will decrease.

We have a limited order backlog, which makes revenues in any quarter dependent primarily on orders received and delivered during that same quarter. A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed, or require some time for adjustment. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our earnings will decrease.

We depend upon independent distributors, representatives and strategic alliance partners to sell our products to customers. If our distributors, representatives and strategic alliance partners do not sell our products, our revenues will suffer.

Our sales strategy relies primarily upon sales through independent distributors, resellers/integrators, original equipment manufacturers, or OEMs, and other strategic alliance partners with major cabling companies. For example, we have recently entered into an OEM agreement with Samsung Fiber Optics that we believe to be strategic to our business. While we are highly dependent upon acceptance of our products and solutions by such third parties and their active marketing and sales efforts relating to our products and solutions, most of our OEMs and distributors are neither obligated to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products and solutions.  In addition, some of our distributors are permitted to sell competing products or solutions. As a result, our distributors may give higher priority to products or services of our competitors or their own products and solutions, thereby reducing their efforts to sell our products and services.

In addition, there can be no assurance that we will retain our current distributors, representatives or strategic alliance partners, or that, if we terminate or lose any of such distributors, representatives or strategic alliance partners, we will be successful in replacing them on a timely basis or at all with another suitable distributor, representative or strategic alliance partner. Any such changes in our distribution channels, and particularly the loss of a major distributor, representative or strategic alliance partner, could materially adversely affect our business, financial condition and operating results.

Our carrier products generally have long sales cycles. This increases the cost of obtaining orders and reduces the predictability of our earnings.

The market for our carrier solutions consists of telephone companies, commonly referred to as telcos. Because of the large size and institutional nature of most telcos and the degree of governmental regulation to which they are often subject, companies (such as ourselves) which seek to market their products and services to telcos must often engage in sales efforts over an extended period of time, sometimes years, and provide a significant level of education to prospective telco customers regarding the use and benefits of such products or services. As a result, sales of carrier solutions to telcos are associated with a lengthy sales cycle as measured from the commencement of marketing efforts to the consummation of an actual transaction, and may involve significant expenditures which may not be offset (on a timely basis or at any time) by revenues. Delays in the sales cycle of our products could also result in significant fluctuations in our quarterly operating results and reduce the predictability of our earnings.

To remain competitive, we must develop new products and enhancements to existing products on a timely and cost-effective basis.

Our target markets are characterized by rapidly changing technology, changing customer requirements, relatively short product lifecycles, evolving industry standards and frequent new product introductions. Changes in technologies, customer requirements and industry standards and new product introductions by our existing competitors or by new market entrants could reduce the markets for our products or require us to develop new products. In addition, new or enhanced products developed by other companies could be incompatible with our products. Therefore, our ability to correctly anticipate changes in technology and customer requirements and to secure timely access to information concerning the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, will be significant factors in our ability to remain competitive.

We are currently developing a number of potential new products, some of which will endeavor to address emerging technologies. There can be no assurance that our products will be successful or profitable, or that we will not encounter technical or other difficulties that could delay the introduction of these or other new or enhanced products in the future.

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

In May 2010, we announced our intention to take advantage of new laser technologies developed in cooperation with STINS COMAN, by developing a laser-based speed traffic camera based on these technologies. We have faced difficulties related to development of the camera in the certification stage, making it necessary to redesign the laser and the optics of the camera. The camera is expected to be ready for certification by the end of 2011, but there can be no assurance regarding the product’s ability to pass associated safety regulations or the exact timing of product launch. We do not have previous experience in this line of products, and even if we overcome the technological barriers, it is difficult to forecast what the market response will be to this new product.

If the new products that we expect to introduce fail to generate the level of demand we originally anticipated, we will realize a lower-than-expected return from our investment in research and development related to those products, and our operating results may suffer.

Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products. We are involved in a continuous process of evaluating changing market demands and customer requirements, and using them as the basis for our plans to develop and introduce new products, features and applications. To succeed at developing and introducing new products, features and applications that will be demanded by the market, we must successfully interpret market and technology trends and advances. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to the products we introduce into the market will be lower than we originally anticipated, and our operating results may suffer. For example, we are not currently able to quantify the exact market demand for our new laser-based speed camera, and we have no assurance that our marketing efforts will be successful.

Some of our competitors have greater resources than we do, and this may limit our ability to compete effectively with them.

The markets for our products and solutions are very competitive, and we expect that they will become more competitive in the future. Increased direct and indirect competition could adversely affect our revenues and profitability, whether through pricing pressure, loss of market share and/or other factors. Many of our competitors are far larger, have substantially greater resources (including financial, technological, manufacturing and marketing and distribution capabilities) and are much more widely recognized than we are. These characteristics may provide a substantial advantage to our competitors in the eyes of end-users of enterprise and carrier solutions, who typically rely upon such products and solutions to perform or support critical functions. There can be no assurance that we will be able to compete successfully against existing or new competitors as the market for our products and solutions evolves and the level of competition increases. Moreover, there can be no assurance that we will be able to differentiate our products and solutions from the products and solutions of our competitors or to develop or introduce successfully new products and solutions that are less costly or offer better performance than those of our competitors. In addition, our existing and prospective competitors may have established, or may establish in the future, relationships with our existing and potential customers including our OEM customers, which could have a material adverse effect on our ability to compete.

Our failure to manage our corporate expansion effectively could have a material adverse effect on our business and results of operations.

In late 2010, in light of the signs of recovery of the global economy, we began to expand our sales, marketing and research and development organizations as part of our growth strategy. All or a portion of the expenses associated with such expansion have been incurred prior to the generation of any associated revenues. Consequently, if we are unable to manage this expansion, or if we do not succeed in achieving an increased level of sales, the higher expenses associated with such expansion could have a material adverse effect on our business and results of operations.

If our suppliers and subcontractors are not able to provide us with adequate supplies of certain components used in our products, we may not be able to deliver sufficient quantities of our products to satisfy demand.

Certain components used in our products and solutions are presently available from, or supplied by, only one source,  and certain other components are available only from limited sources. Although we do not have long-term supply contracts with most of our existing suppliers, we have generally been able to obtain supplies of components in a timely manner under acceptable terms. However, there can be no assurance that delays in key component or product deliveries will not occur in the future due to shortages resulting from the limited number of suppliers, the financial condition or other difficulties of such suppliers. Any inability to obtain sufficient key components or to develop alternative sources for such components, if and as required in the future, could result in delays, interruptions or reductions in product shipments, which could have a material adverse effect on our customer relationships and, in turn, on our business and results of operations.

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

We are subject to risks relating to proprietary rights and risks of infringement.

Our success is highly dependent upon our proprietary technology. We rely upon a combination of patents, patent applications, contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products, systems and technologies. We hold patents on our PatchView and PairView technologies, some of our cabling products and, since 2010, on several other products. We also have several patents and design patents pending on our new products. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain suppliers and customers with access to sensitive information. There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development or sale by others of our technology or of products or solutions with features based upon, or otherwise similar to, our own.

In addition, although we believe that our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, there can be no assurance that we do not and will not so infringe or that third parties will not assert infringement claims against us in the future. In the case of infringement, we would, under certain circumstances, be required to modify our products or intellectual property or obtain a license to permit their continued use. There can be no assurance that we would be able to do either in a timely manner or upon acceptable terms and conditions, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations. In addition, if future litigation were to become necessary to protect trade secrets, know-how or other proprietary rights owned by us, to defend ourselves against claimed infringement of the rights of others, or to determine the scope and validity of our proprietary rights or those of others, such litigation could result in substantial cost to us and diversion of our management's attention. Adverse determinations in any such litigation or proceeding also could subject us to significant liabilities to third parties and could prevent us from manufacturing, selling or using certain of our products, any of which could have a material adverse effect on us. There can be no assurance that we will have the resources to defend or prosecute a proprietary rights infringement action.

In addition, the laws of foreign jurisdictions where we sell and seek to sell our products may afford little or no protection of our intellectual property rights.  We cannot assure that the protection provided to our intellectual property rights by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law.  We also cannot assure that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

Our international sales may expose us to additional risks.

We currently market our products and solutions in numerous countries and are subject to many risks associated with international sales, including limitations and disruptions resulting from the imposition of government controls, local taxes, national standardization and certification requirements, export license requirements, economic or political instability, trade restrictions, changes in tariffs, currency fluctuations and difficulties in managing international operations. Any of these risks could have a material adverse effect on our ability to deliver our products, solutions and services on a competitive and timely basis, or to collect payments from customers in these countries and on our results of operations. For example, we are required to comply with European Union Directives with respect to environmental standards. There is no assurance that we will not encounter difficulties in connection with the sale of our products and solutions in the future or that one or more of these factors will not have a material adverse effect on our business, financial condition or results of operations.

We may be subject to warranty claims from our customers.

Our product warranties permit customers to return any products deemed to be defective for repair or replacement. It is our policy to grant a warranty for the hardware components of our products for periods ranging from 12 to 36 months. This policy does not apply to our cabling systems solutions, which, when installed by a certified cabling installer, are granted between 20-years to 25-years system warranties, depending on the relevant warranty. These warranty periods are customary in the structured cabling industry, but significantly longer than product warranties generally offered in other industries. We protect our exposure to potential material warranty claims through insurance coverage we believe to be appropriate. However, we cannot assure that such claims would not have a material adverse effect on our business, financial condition or results of operation.

Although our internal control over financial reporting was considered effective as of December 31, 2010, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404 have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect them to continue to require the commitment of significant resources. If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, our internal control over financial reporting has not and is not required to be audited by our independent registered public accounting firm. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation and/or sanctions by regulatory authorities, and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

Changes in exchange rates between currencies may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or dollar-linked. We collect a portion of our revenues in Europe in Euros. Most of our purchases of materials and components, and most of our marketing costs, are denominated in dollars or dollar-linked. However, a material portion of our expenses, including salaries and personnel expenses paid in Israel, are denominated in New Israeli Shekels, or NIS. As a result, we are exposed to several risks, including that either the NIS or the Euro may increase in value relative to the dollar. If either of such events occurs, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured operating results will be adversely affected.  During 2010, on an average yearly basis, the value of the dollar decreased approximately 5% in relation to the NIS, following an increase of approximately 10% in 2009. During the same period, the Euro’s value declined by approximately 5% in relation to the dollar, following an increase of approximately 5% in 2009. In 2010, the total influence of these two changes was immaterial. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro continues to rise in value relative to the dollar, our business and financial condition could be negatively impacted.

Changes in our senior management may cause uncertainty in, or be disruptive to, our business.

During recent years, we have experienced significant changes in our senior management. In June 2008, in connection with the acquisition of our control by STINS COMAN, Messrs. Sergey Anisimov and Boris Granovsky joined our Board of Directors, replacing Messrs. Yehuda Zisapel and Meir Barel. Mr. Anisimov was appointed Chairman, replacing Yehuda Zisapel who served as our Chairman since 1989. On August 1, 2010, Mr. Eran Ayzik was appointed our new Chief Executive Officer, replacing Mr. Avi Kovarsky who served as our  Chief Executive Officer since June 2008, and Mr. Moti Antebi became our new Chief Financial Officer. In addition, since June 2008, several other individuals have joined and left our Board of Directors and our senior management team. The difficulties inherent in transitioning the Company under the leadership of new management, particularly a new Chief Executive Officer, and assimilating new management personnel into our corporate culture, may be disruptive to our business, and, during the transition period, there may be uncertainty among investors, vendors, employees and others concerning our future direction and performance.

Risks Related to our Relationship with STINS COMAN

STINS COMAN beneficially owns 74.14% of our ordinary shares and may therefore be able to control the outcome of matters requiring shareholder approval.

As of June 14, 2011, STINS COMAN beneficially owns 74.14% of our outstanding shares. In addition, on June 30, 2011 we expect to issue additional shares to STINS COMAN (upon additional conversion of debt to equity, see “Item 7.B. – Related Party Transactions”), which will result in STINS COMAN becoming the owner of approximately 75.14% of our outstanding shares. Accordingly, STINS COMAN has, subject to special approvals required by Israeli law for transactions involving controlling shareholders, sufficient voting power to elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors), control our management and approve or reject any merger or similar transaction. Mr. Sergey Anisimov, the Chairman of our Board of Directors, is the President of, and owns a majority interest in, STINS COMAN. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then prevailing market price for our ordinary shares. It could also adversely affect our share price.  In addition, the market price of our ordinary shares may be adversely affected by events relating to STINS COMAN that are unrelated to us.

We may be affected by transactions with STINS COMAN.

We are engaged and may in the future engage in transactions with STINS COMAN or its affiliates. In particular, STINS COMAN has been our non-exclusive distributor in the Commonwealth of Independent States market, or CIS market, for our enterprise products since 1994 and for our carrier products since the end of 2008. We believe that such transactions are beneficial to us and are, or will be, conducted upon terms which are no less favorable to us than would be available to us from unaffiliated third parties. However, you should be aware that STINS COMAN could, subject to compliance with provisions of Israeli law concerning related-party transactions, exercise its influence over our affairs in its own interest.

Some members of our Board of Directors may have conflicts of interest with us.

Mr. Sergey Anisimov, the Chairman of our Board of Directors, and Mr. Boris Grabnovsky, a member of our Board of Directors, are executive officers and directors of STINS COMAN. In addition, Mr. Anisimov owns a majority interest in STINS COMAN and Mr. Grabnovsky owns a minority interest in STINS COMAN.  Accordingly, these individuals may have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of RiT’s and STINS COMAN’s businesses.

Risks Related to Our Ordinary Shares

Our share price has fluctuated significantly over the years and could continue to be volatile.

The market price for our ordinary shares has been volatile. After several years of a downward trend, our share price rose rapidly toward the end of 2010, declined, and then stabilized. Most recently, on June 14, 2011, our share price increased by approximately 196 % in one day. There can be no assurance that the volatility of our share price will not continue.  If revenues or earnings in any quarter fail to meet the investment community's expectations, there could be an immediate impact upon our share price.  Our share price may also be affected by broader market trends or the economic and political situation in the Middle East and worldwide.  A substantial decrease in market price of our ordinary shares could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition and results of operations.

We may not satisfy the NASDAQ Capital Market's requirements for continued listing.  If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ, under the symbol RITT. To continue to be listed on NASDAQ, we are required to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares, or MVPHS, of at least $1 million and stockholders' equity of at least $2.5 million. In past years, we defaulted on several of these requirements and regained compliance only after we carried out several transactions, including a reverse stock split on August 24, 2009.

While we currently satisfy the NASDAQ listing requirements, we cannot assure you that we will continue to be able to satisfy the minimum bid, MVPHS, shareholders' equity or other NASDAQ listing requirements in the future. If we are delisted from NASDAQ, trading in our ordinary shares may be conducted, if available, on the "OTC Bulletin Board Service" or, if available, via another market.  In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited.

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

As of June 14, 2011, we had approximately 4.4 million ordinary shares issued and outstanding and 0.2 million of additional ordinary shares which are issuable upon exercise of outstanding options and STINS COMAN, our controlling shareholder, may further exercise its right to convert the outstanding Convertible Loan into approximately 0.36 million ordinary shares. See “Item 7.B. – Related Party Transactions.” Sales of the ordinary shares previously issued in private placements or issuable upon exercise of options or conversion of the Convertible Loan, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities at acceptable prices. A substantial decrease in the market price of our ordinary shares could also discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future.

Risks Related to Operating In Israel

Security, political and economic instability in the Middle East may harm our business.

We are incorporated under the laws of the State of Israel, and our principal offices and research and development facilities are located in Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, directly affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons.  In early 2011, riots and popular uprisings in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Furthermore, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel.

Our operating results may be negatively affected by the obligation of some of our key personnel to perform military service.

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

Reduction or termination of our tax and other benefits from government programs could have a material adverse effect on our business, financial condition and operating results.

We are entitled to receive certain tax benefits under Israeli law for investment programs in our production facilities that are designated as "Approved Enterprises". To maintain our eligibility for these tax benefits, we must continue to meet several conditions. If we fail to comply with these conditions in the future, the tax benefits received could be cancelled. The termination or reduction of the tax benefits for these or other reasons could have a material adverse effect on our business, financial condition, and operating results. To date, we have not utilized such benefits. For more information about Approved Enterprises, see "Item 10.E. – Israeli Tax Considerations – Law for the Encouragement of Capital Investments, 1959" below and Note 7(B) to the Consolidated Financial Statements included elsewhere in this annual report.

Because we have received grants from the Office of the Chief Scientist, we are subject to on-going restrictions.

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, known as the Chief Scientist, for research and development programs and we may apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including the payment of royalties with respect to grants received. If we fail to comply with these conditions in the future, sanctions (such as the cancellation of grants) might be imposed on us, and we could be required to refund any payments previously received under these programs.  Any products developed with funds provided by these grants are required to be manufactured in Israel, unless we obtain prior approval from a governmental committee and we pay increased royalties. In addition, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved research and development program outside of Israel. The Government of Israel has reduced the grants available under the Chief Scientist's program in recent years, and this program may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will be required to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Chief Scientist, see "Item 5.C. – Research and Development, Patents and Licenses" below.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our auditors, or to assert U.S. securities law claims in Israel.

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

We have been informed by our legal counsel in Israel, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities law because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters.

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

Provisions of Israeli law may delay, prevent or make difficult a change of control and therefore depress the price of our stock.

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

ITEM 4.    INFORMATION ON THE COMPANY

4.A.    History and Development of the Company

Corporate History and Details

RiT Technologies Ltd. was incorporated under the laws of the State of Israel in 1989 as a company limited by shares. Our main offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, telephone number +972-3-645-5151. Our address on the Internet is http://www.rittech.com. The information on our website is not incorporated by reference into this annual report.

Our agent in the United States is RiT Technologies, Inc., which was incorporated in 1993 under the laws of the State of New Jersey and is located at 900 Corporate Drive, Mahwah, New Jersey 07430, telephone number +1-201-512-1970. Our U.S. subsidiary is primarily engaged in the selling and marketing of our products in the United States.

We became a publicly-traded company on the NASDAQ Global Market (formerly known as the NASDAQ National Market), traded under the symbol RITT, upon our initial public offering on July 22, 1997. The listing of our shares was transferred to the NASDAQ Capital Market (formerly knows as the NASDAQ SmallCap Market) on January 12, 2004, and our ordinary shares are still traded under the symbol RITT.

In June 2008, STINS COMAN became our principal shareholder after finalizing the purchase of 5,122,521 of our ordinary shares held by some of our affiliates i.e. Yehuda Zisapel, Zohar Zisapel (and affiliated companies) and Dr. Meir Barel, representing approximately 34.9% of our outstanding shares, for an aggregate purchase price of $4,405,368, or $0.86 per share (pre-reverse split figures). At that time, STINS COMAN also acquired, through a partial tender offer, a total of 1,027,815 ordinary shares, representing approximately 7.0% of our outstanding shares, at $0.86 per share (pre- reverse split figures), such that at such time STINS COMAN beneficially owned an aggregate of 6,150,336 shares, representing approximately 41.9% of our outstanding shares, and as such became our controlling shareholder.  In connection with the completion of said transactions in June 2008, Messrs. Yehuda Zisapel and Meir Barel resigned from the Board of Directors of the Company. Messrs. Sergey Anisimov and Boris Granovsky joined the Board of Directors. Mr. Sergey Anisimov, president and founder of STINS COMAN since 1992, was appointed Chairman of the Board of Directors, replacing Yehuda Zisapel who served as Chairman since 1989.

Recent Major Business Developments

In June 2009, we entered into a loan agreement with STINS COMAN, dated June 11, 2009 (as amended on June 17, 2009, February 17, 2010 and April 14, 2011, the "Convertible Loan Agreement").  Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan of up to $10 million, at an annual interest rate of 2.47%.  As of June 14, 2011, we had drawn an aggregate of approximately $6.5 million of the loan principal under the Convertible Loan Agreement.  Assuming that we remain in compliance under the Convertible Loan Agreement, we may draw up to an additional $3.5 million under the Convertible Loan Agreement.

Further, pursuant to the Convertible Loan Agreement, STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon into our ordinary shares at a conversion price per share equal to the market price of our ordinary shares on NASDAQ on the day we receive loan funds, plus a premium of 10% thereon. In June 2010, September 2010 and March 2011, we issued to STINS COMAN 615,485 ordinary shares, 687,128 ordinary shares and 408,787 ordinary shares, respectively, in connection with the conversion of approximately $1.5 million, $1.5 million and $1.2 million, respectively of the Convertible Loan. As a result of such issuances, as of June 14, 2011 STINS COMAN owns 3,249,422 ordinary shares, representing 74.14% of our outstanding shares. In addition, on June 30, 2011 we expect to issue 177,006 additional shares to STINS COMAN (upon additional conversion of debt to equity), which will result in STINS COMAN becoming the owner of approximately 75.14% of our outstanding shares.  For more information, see “Item 7.B. – Related Party Transactions.”

For a discussion of other important events in the development of our business, see below under “Item 4.B. - Business Overview.”

Principal Capital Expenditure and Divestitures

During 2010, our capital expenditures totaled approximately $0.1 million (compared to $0.1 million during 2009 and $0.1 million during 2008), all of which was used for machinery, computers and research and development equipment purchases. Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress.

During 2009 and 2010, we did not make any significant divestitures.

4. B.    Business Overview

Overview

We are a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. Our enterprise solutions are used to monitor, troubleshoot and plan the communications networks of datacenters, communication rooms and workspace environments, helping them maximize utilization, reliability and physical security while decreasing downtime. In addition, they are used for for automate provisioning/deployment and asset tracking applications. Our carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning.

In May 2010, we announced that we are broadening our business to take advantage of new laser technologies developed in cooperation with STINS COMAN. In connection therewith, we have executed a Product Alliance Agreement with STINS COMAN, dated February 19, 2010. See "Item 7.B.-Related Party Transactions."

During the second half of 2010, we started exploring the feasibility of developing an innovative new wireless communications technology in cooperation with an Israeli private company affiliated with STINS COMAN. If the technology proves to be feasible, we may exercise an option to acquire and further develop such technology.  See "Item 7.B.-Related Party Transactions."

Products

Enterprise Solutions

More than a decade ago, we introduced an entirely new concept to the information technology, or IT world: Intelligent Infrastructure Management (IIM). The underlying premise of this concept was to bring intelligent “self awareness” to the physical network infrastructure, thereby enabling it to be automatically mapped and monitored. Using accurate and comprehensive information about the presence and status of all network components, our systems are able to implement a broad range of applications, such as guided MACs (Moves Adds and Changes), automatic provisioning and troubleshooting, thereby affording comprehensive visibility and control into the physical layer. As such, our systems improve planning and deployment while optimizing daily operations, increasing the efficiency of the IT staff, enhancing network continuity, improving security and reducing overall network cost-of-ownership. Today, we have become a leading player in this field with numerous deployments around the world.

Our enterprise solutions currently include the following key products:

•
SMART Cabling System: Our SMART Cabling SystemTM is an end-to-end structured network infrastructure solution designed for both copper and fiber cabling environments. Included within this product line is CLASSix, our Category 6 cabling product line, the Category 7 STP cabling solution, and our SMARTen 10GB cabling solution.

•
PatchView™: PatchView™ is RiT’s flagship Intelligent Infrastructure Management (IIM) system, a broad line of products used to secure real-time connectivity information with respect to the data network's connectivity infrastructure. Use of the system significantly enhances the control, maintainability and visibility of communications networks, thereby reducing the total cost of ownership.

The system consists of intelligent network components for gathering connectivity data from the network, and the PV4E software solution which uses the data for a diverse range of applications. Through interaction with sensors throughout the network, PV4E is able to identify the connectivity of all network resources in real time, extending from physical connectivity components to switches, servers and PCs to other active and passive network components. The system then utilizes this accurate data as the basis for Guided MACS (Moves Adds and Changes), network troubleshooting, automated provisioning, asset tracking and more. Over the years, the following products and features have been added to the PatchView™ product line:

–	PVMax™, a faster and more capable hardware platform
–	Management Dashboard application
–	Automated provisioning tool
–	SitePro, a PDA-based field implementation support tool
–	SiteBuilder, a mass data upload tool
–	siteWIZ™, a relatively low cost, software-only solution that enables the customer to the deploy Intelligent Infrastructure Management concept without changing existing network hardware
–
EPV, an appliance-based, easy-to-deploy cabling management solution designed to enable a no-risk approach towards the implementation of real-time connectivity monitoring in the communications room and remote sites

–	Datacenter-oriented features such as integration with intelligent power and environment management components, and physical layer security and integration
–	Active I, an actionable graphical interface and platform that makes PatchView and siteWIZ significantly more powerful and intuitive to use
–	RiT private label version of a midspan Power over Ethernet solution

Carrier Solutions

Our carrier solutions enable telcos to carry out reliable mass verification and qualification programs that have been proven effective for reducing carrier operational costs, increasing customer satisfaction and increasing revenues.

Our carrier solutions currently include the following key products:

•
PairView™: A comprehensive outside plant management and qualification system, PairView™ enables telcos to achieve greater operational efficiencies by automatically identifying, recording and testing the connectivity routing of local loop pairs (the telephone lines), and then using the information to automatically update the physical plant database. The availability of accurate, reliable information enables the telco to generate significant savings in many areas of their business, and also to achieve better control over the wire line infrastructure.

•
PairQ™: A tool for mass-qualifying the ability of a telco’s copper infrastructure to support digital subscriber line, or xDSL services,  PairQ performs real wideband tests and measurements to pre-qualify hundreds of lines at a time, and then, using highly sophisticated, proprietary algorithms, predicts the potential data rate package that can be supported by each specific phone line. This data enables the telco to identify the phone lines that can be used for xDSL services, and to guarantee a specific service level. As such, use of the PairQ system enables accurate, easy, and fast mass-xDSL pre-qualification, thereby streamlining the effort required for telcos to deploy xDSL services on a large-scale basis.

•
PairView™ Pro: A Local Loop Mass Verification system that identifies and maps all the digital services (xDSL, ISDN, etc.) carried on a telephone line, PairView™ Pro, like PairView™, gathers extensive information about each telephone line (for both active and inactive pairs) in an unobtrusive manner, including its telephone number, type, connectivity status, electrical characteristics, and routing information. This information is used to create a reliable database, a basis which itself becomes a platform for more accurate billing, efficient maintenance, and effective network management.

•	PairView Sharp™: The fourth-generation of our PairView product, PairView Sharp™ connects to the copper infrastructure at various points within the local loop, and performs three tasks:

•
Identification and recording of the characteristics of each line. For active lines, the system determines the phone number and the specific services provisioned. For inactive pairs, basic line qualifications are determined.

•
Identification and recording of the connectivity routing of both active and inactive pairs in the local loop. For each pair, PairView generates an end-to-end connectivity map, from the MDF through the various street cabinets, mapping the overall network assets and their capabilities.

•	Database update: the product compares collected data with the data on file in the telco’s database, and uses it to update the database (automatically or manually).

Using PairView Sharp, a single technician is able to test and map a 1,200 line cabinet in less than an hour, a rate that is five times faster than would be possible using previous generations of PairView. Further, it is the only tool available that works without interfering with active POTS or digital services, non-intrusively performing ANI tests on POTS and ADSL-over-POTS lines while identifying and mapping a broad variety of digital services (such as ISDN, ADLS, HDSL and PCM).

•
NGPair™: A product designed to facilitate next-generation street cabinet migration and automatic Main Distribution Frame (MDF) and Automatic Distribution Frame (ADF) installation. When connected to a street cabinet, NGPair maps all lines in the street cabinet in less than 1 hour without interfering with its service, an activity that previously required the manual efforts of two technicians for one-to-two days. Using the NGPair™, the cabinet migration process and the ADF installation process are performed rapidly, efficiently and without interfering with and/or misconnecting customers.

•
PairCTM: A relatively low-cost product designed to perform mass testing of copper lines for service identification, number identification and routing identification of active lines. The PairC performs its measurements in 100-pair batches, a method which simplifies the testing process and reduces the system’s overall cost.

•
PairGuide™: A single point of interface to the Carrier OSS, PairGuide centrally collects the data sent from the test systems, analyzes it and updates the Carrier database to allow optimal OSP qualification and verification programs.  Customized management reports are produced to further enhance the user’s decision making capabilities.

Other Solutions

•
Traffic Camera: We are currently developing an advanced laser camera designed for use by traffic officials to instantaneously measure and document the speed of cars in all types of traffic environments. The product’s use of advanced innovative optical laser technology will make its measurements much more accurate than those taken by other speed cameras on the market, making their results highly defensible in court. It is expected that this solution will also prove useful for other types of enforcement agencies, such as the coast guard and others.

Our Strategy

Our strategy is to leverage our significant expertise, product portfolio, fundamental technologies and R&D capabilities to continue building out our existing enterprise and carrier businesses, while also seeking out new growth engines based on the securing of new product lines. We aim to build out our business through the expansion of our sales and distribution organization, through internal technology development, and/or through acquisition of promising new technologies and products.

A significant element of our strategy is the focus of our sales and marketing efforts on regions that offer us significant sales potential, due to the combination of significant local demand, the presence of local sales/support partners, competitors’ activity and our history in the region. In addition, we aim to develop recurring revenues from existing customers through increased sales of ongoing maintenance and service contracts.

Principal Markets

Enterprise Solutions

In today’s interconnected environment, businesses and organizations are reliant upon the continuous performance of their communications networks for the smooth functioning of most aspects of ongoing operations. It is imperative for networks to remain up and running, and disaster recovery from faults must be fast and effective. However, this is difficult to accomplish in large, dynamic organizations with hundreds of thousands of points of connection, and significant ongoing changes in configuration and services.

RiT’s enterprise products bring visibility to the physical layer of the communications network, streamline and simplify routine network tasks (such as provisioning and Moves Adds and Changes – MACS), improve asset utilization and facilitate planning. Our main enterprise customers are those that are most dependent upong their networks, especially large organizations with mission-critical needs such as banks, financial institutions, health care organizations, governmental agencies, airports, etc. They are most likely to deploy our systems when looking to include state-of-the-art network infrastructure in new (or upgraded) campuses, buildings and data centers.

We address their needs with an end-to-end approach to infrastructure and network management. Our enterprise product line begins with an extensive range of high-quality structured cabling components, and extends to a full suite of software and hardware products that together comprise the industry-leading PatchView™ solution. Our SMART cabling components coupled with our PVMax intelligent hardware and sophisticated PatchView for the Enterprise™ (PV4E) software applications are designed to afford full control of network connectivity.  Our asset utilization automates many of today’s laborious provisioning, network planning, implementation and operational activities. We also offer SiteWiz, a powerful cable and asset management (CAM) solution, to bring intelligent infrastructure management to existing sites. PatchView and SiteWiz are designed to be integrated seamlessly with the full range of help desk applications, intrusion detection systems, and others.

Carrier Solutions

Cable and wireless networks have intensified competition in the telecommunications industry. To remain competitive, telcos must differentiate themselves by offering additional services, such as triple play service (voice, video and data). Companies must also be at the forefront in up-to-date operational efficiency while reducing cost of ownership, and ultimately keep their customers satisfied.

This has led telcos to invest significantly in their networks, to migrate to next generation networks (NGN) and triple play services, and to focus on increasing revenues through mass deployment of high-bandwidth services, such as digital subscriber lines (DSL), and reducing total cost of ownership (TCO) through improved maintenance efficiency plans.

In this competitive industry, one of the telcos’ most valuable assets is their access network infrastructure or more precisely, their copper infrastructure in the local loop – the telephone lines. The local loop is the network of physical transmission links that connect telephone subscribers to a local telco exchange or street cabinet. The local loop is comprised of hundreds of thousands of wires (copper pairs), the location, identity, quality and functionality of which must be monitored and documented by the telcos. Some copper pairs are active telephone or data lines, while others are inactive pairs reserved for future growth. Information with respect to the local loop is maintained by the telcos in large databases. This information relates to cable distribution, pair ranges on cross-connect frames, pair routings, line type (voice, data or other), assigned service, assigned phone number and electrical characteristics of the copper pair, all of which are of vital importance to the telcos in servicing and planning.

Telcos’ database updates are prone to human errors since they are based mainly on field technician reports. These reports are mostly incorrect due to repeated maintenance activities on incorrect records, which lead to labor inefficiencies and ultimately, available and unused phone lines go undetected and unused.

We believe that these changes create a significant opportunity for our carrier solutions that address these industry requirements. Specifically, our carrier solutions are designed for incumbent telcos seeking ways to optimize their existing cost structure, extend the useful life of current infrastructure investments and reduce the effort required to upgrade their infrastructure to next-generation technologies.

In developing regions such as Latin America, Africa and Eastern Europe, RiT’s primary carrier value proposition is the provision of solutions which enable telcos to delay their deployment of new fiber technologies by better utilizing their existing copper assets. In this environment, RiT’s solutions offer a clear and rapid return on investment. In developed markets, RiT’s primary carrier value proposition is the facilitation of NGN migration activities via its automated mapping and record verification tools. The use of RiT solutions results in a significant reduction in the cost of replacing existing passive street cabinets with fiber-based active-component cabinets.

Sales and Marketing

Our sales strategy relies primarily upon sales through independent distributors, resellers/integrators, OEMs and other strategic alliance partners with major cabling companies.

The following table provides a breakdown of our revenues by type of revenues during the last three fiscal years (dollars in thousands):

	Year Ended December 31,
	2010	2009	2008
	(Dollars in thousands)
Enterprise Solutions	$10,833	$8,129	$18,919
Carrier Solutions	567	526	3,637

Total	$11,400	$8,655	$22,556

The following table provides a breakdown by geographical area of our revenues (including maintenance and services revenues) and relative percentages during the last three fiscal years (dollars in thousands): 1

	Year Ended December 31,
	2010		2009		2008
	(Dollars in thousands)	(percentage of Revenues )	(Dollars in thousands)	(percentage of Revenues)	(Dollars in thousands)	(percentage of Revenues)
United States	$546	5%	$1,723	20%	$2,911	13%
Europe	4,699	41%	3,461	40%	13,445	60%
Israel	1,966	17%	1,155	13%	1,728	8%
Latin America	599	5%	351	4%	944	4%
Asia Pacific	3,395	30%	1,494	17%	2,728	12%
Rest of the world	195	2%	471	6%	800	3%
	$11,400	100%	$8,655	100%	$22,556	100%

___________________
 (1) Sales are attributed to geographical areas based on location of customers.

There are no customers who have a contractual obligation to order products from us. In 2010, 2009 and 2008, there was no customer that accounted for more than 10% of our total sales. See Note 8B.1(c) to our Consolidated Financial Statements included elsewhere in this annual report. See also "Item 3.D. – Risk Factors."

Enterprise Solutions

Our sales and marketing strategy for our enterprise solutions utilizes three channels:

•
Our distributor network includes a broad variety of distributors as well as value added resellers (VARs), systems integrators and installers, in regions throughout the world. They sell our products for structured cabling projects as well as small IIM (Intelligent Infrastructure Management) projects.

•
Our OEM partners sell our products under their own brands as a component of the complete solutions that they provide to their customers. We support our OEM partners with training, sales materials and technical support, and, in some cases, we carry out joint marketing and sales activities with them.

•	Our direct sales force is responsible for large projects and strategic accounts.

As a general rule, our distributors sign non-exclusive International Distributor Agreements. In the United States, we sell our products through our wholly-owned subsidiary, RiT Technologies, Inc., which sells our products primarily through independent manufacturers’ representatives, distributors and system integrators. Most of our distributors are not bound to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. In the CIS market, we have designated STINS COMAN, our principal shareholder, as our non-exclusive distributor. For more information, see “Item 7.B. – Related Party Transactions.”

We maintain a representative office in Moscow, Russia, which coordinates our CIS sales and marketing activities, and a representative office in Beijing, China. In addition, we retain local representatives for technical support and sales support in London, England; Prague, Czech Republic; Sao Bernardo Do Campo , Brazil; and Mumbai, India.

Our distributors serve as an integral part of our marketing and service network around the world. We invest significant sales, technical and marketing resources on our distributors, providing them with ongoing training, communications and support. Our employees regularly visit distributors' sites, and we organize meetings and technical seminars periodically to further advance our relationships and to familiarize distributors with our products. In addition, in co-operation with our distributors, we participate in local exhibitions, advertise in local publications, contribute editorials to journals and prepare direct mailings (both print and electronic) focusing on our products. We have published an electronic catalog which is available both on CD-ROM and on-line through our Web site.

The leading vendors of data communications network infrastructure equipment have begun adding management capabilities to their solution portfolios. Recognizing this interest, we have formed several strategic marketing alliances as a means for expanding PatchView’s market exposure, enhancing our enterprise solutions sales prospects, and ultimately expanding our customer base.

In 2010, OEM partners and distributors accounted for approximately 77% of our total enterprise sales, compared to 65% in 2009.  None of them generated more than 10% of our total revenues.

Carrier Solutions

We market our carrier solutions directly to telcos with the aid of local agents and distributors. The completion of a PairView or PairQ™ sale typically involves a lengthy approval process, resulting in a sales cycle that takes 18-36 months or  longer. The length of the approval process is affected by the complexity of the product being sold, the telco’s technological priorities and budgets and a variety of regulatory issues. In addition, telcos typically conduct a field trial to evaluate performance and assess ease of installation and operation after completing technical evaluations.

A telco’s deployment of RiT’s systems is generally accomplished in stages. In the first phase, a telco installs the equipment in selected locations to make final evaluations of its performance. This phase is usually followed by general deployment, which involves greater numbers of units and locations. Telcos typically select multiple suppliers for the general deployment to ensure that their needs can be met. Subsequent orders, if any, are placed under single or multi-year supply agreements that are not subject to minimum volume commitments. During this process, telcos establish procedures, train employees to install and maintain the new product or system, and obtain feedback on the product or system from operations personnel. Throughout the customer approval process, we commit senior technical and marketing personnel to aid in trials and to actively support the customer's evaluation efforts.

In both 2009 and 2010, none of our carrier customers generated more than 10% of our total revenues.

Seasonality

Historically, the purchases of our direct end-customers have been lower in the first and third quarters than the second and fourth quarters. However, in recent years, we have not identified any specific seasonality trends.

Manufacturing

In general, we use sub-contractors to manufacture our products, reserving the use of our limited manufacturing facilities located in Tel Aviv, Israel for final assembly, testing and quality control of materials, subassemblies and systems. The majority of our products are manufactured, assembled and tested by subcontractors according to our designs and specifications.

Certain components used in our products and solutions are presently available from, or supplied by, only one source, and certain other components are available from a limited number of sources. Although we generally do not have long-term supply contracts with our component suppliers, we have generally been able to obtain supplies of components and products in a timely manner. However, in the event that certain of our suppliers or contract manufacturers were to experience financial or other difficulties that result in a reduction or interruption in supply to us, our results of operations would be adversely affected until such time as we established alternate sources.

In addition, the components used in our products may be subject to significant volatility in prices for raw materials and components. For example, from 2006 until the first quarter of 2010, the price of copper required for the manufacture of some of our components increased significantly, more than doubling in 2009 alone (from $3,000 to $7,000 per ton). Significant volatility in prices for raw material and components may result in a required increase in prices that, if we are unable or fail to apply, may adversely affect the results of our operations.

Customer Service and Support

We believe the provision of a high level of customer service and support to our end-user customers is essential to the success and acceptance of our products and solutions. As such, we operate a technical support help desk to support our distributors worldwide, and support our customers via phone, fax, e-mail and on-site visits. We also publish application and technical notes for distributors, integrators, manufacturers’ representatives and end-users to assist them in using our products more efficiently. In certain territories, we maintain local customer support personnel.

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

We provide a 12-to-36 months warranty on all of our hardware products except for SMART Cabling System components, which, when installed by a Certified Cabling Installer and registered by us, is granted a 20-to-25 years warranty for system performance, and the SMART GIGA Cabling System and CLASSix Cabling Systems, which, when installed by a Certified Cabling Installer and registered by us, are granted 20-years warranties.

We offer second and third level maintenance and support services to our PV4E software to OEMs and distributors and first, second and third level maintenance and support services to our direct customers.

Carrier Solutions

We provide direct service and support activities to our end distributors and end customers.  We provide a 12-to-36 months warranty on our carrier products. Upon termination of the warranty period for carrier solutions, we offer a maintenance and support program to our customers.

Proprietary Rights

We rely upon a combination of patents, patent applications, trademarks, copyrights, trade secret laws, contractual restrictions and technical measures to establish and protect our proprietary rights in our products, systems and technologies. We hold patents on our PatchView and PairView technologies and some of our cabling products. These patents expire in 2025, 2015 and 2024, respectively. During 2010, we obtained several new patents on a number of other products in a number of different countries. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain partners, suppliers and customers with access to  proprietary information. We cannot assure that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and sale by others of software products with features based upon, or otherwise similar to, those of our products and solutions.

Given the rapid pace of technological development in the communications industries, we cannot assure that certain aspects of our products and solutions do not or will not infringe on existing or future proprietary rights of others. Although we believe our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, third parties could assert infringement claims against us in the future. If such infringement is found to exist, we may attempt to receive the requisite licenses or rights to use such technology or intellectual property.  However, we cannot assure that such licenses or rights can be obtained under acceptable terms or obtained at all.

In addition, the laws of the foreign jurisdictions in which we sell and seek to sell our products may afford little or no protection of our intellectual property rights.  We cannot assure that the protection provided to our intellectual property rights by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law.  We also cannot assure that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States.

Competitive Position

We believe that the principal competitive factors in our markets are product price-performance ratio, brand name recognition, technical features, quality, price, and customer service and support. We believe that we compete favorably with respect to most of these factors. However, we cannot assure that we will be able to compete successfully in the future with existing or anticipated competitors. Many of our existing and potential competitors have or are likely to have more extensive engineering, manufacturing, marketing and distribution capabilities (including direct sales forces) and greater financial, technological and personnel resources than we do.  Moreover, we cannot assure that we will be able to differentiate our products from the products of our competitors or to develop or successfully introduce new products which are less costly or offer better performance than those of our competitors. In addition, our existing and prospective competitors may have established, or may in the future establish, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete.

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

We are aware of a number of products currently in the market that compete directly with our PatchView solution: the iTRACS Infrastructure Manager system produced by the iTRACS Corporation; Quareo by Tyco Electronics; MapiT by Siemon; MIIM by Molex; PanView IQ by Panduit; and the iPatch System produced by Systimax Solutions.  We cannot assure you that there are currently no, or that in the future there will not be, other products which directly or partially compete with the PatchView system. We also have strategic arrangements with Brand-Rex, LS Cables, Belden (previously known as Nordx/CDT) and Furukawa (Brazil) for the sale of our PatchView system. Although we expect the arrangements with these leading vendors to contribute to establishing PatchView as a leading technology, these vendors also compete with us for intelligent infrastructure management customers. Moreover, as the popularity of the managed infrastructure concept increases, we expect substantial competition from established and emerging networking and structured cabling companies.

Carrier Solutions

PairView: We are aware of only one global competitor to PairView in the market: Fluke’s DaVaR Loop Management System. In addition, several local solutions compete with PairView, including Sapla of Inelcom in Spain and SiVar of OSP in South America, which offer local and less comprehensive solutions.  In addition, Vierling Mobile Communications has recently announced the release of a product called Street Cabinet Scanner, a product which competes with our NGPair product but does not appear to offer the full range of PairView’s capabilities.

PairQ: Fluke Corporation markets NetDSL, a product which incorporates capabilities similar to PairQ. To our knowledge, this product is limited to the testing of active lines as a stand-alone product. Switch-based testers, such as those manufactured by Teradyne, Porta Systems and Spirent, compete indirectly with PairQ. However, we cannot assure that no other competitors exist. Moreover, we expect substantial competition from established and emerging telecommunications companies, with the increased popularity of the concept of outside plant qualification and management.

In general, any increase in competition, whether direct or indirect, could have a material adverse effect on our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will not be subject in the future to such factors, which could materially adversely affect our business, financial condition and results of operations.

Government Regulations

General

Israel has the benefit of a free trade agreement with the United States which, generally, permits tariff-free access into the United States for products produced by us in Israel.  In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products.

Approved Enterprise

See Item 10E. “Additional Information – Taxation – Israeli Tax – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959.”

Grants from the Office of the Chief Scientist

See Item 5C. “Research and Development, Patents and Licenses - Grants from the Office of the Chief Scientist.”

Environmental Regulation

Our European activities require us to comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, also known as the RoHS Directive, provides that producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding the set maximum concentration values, on the market in the European Union. European Directive 2002/96/EC on waste, electrical and electronic equipment, known as the WEEE Directive, makes manufacturers of electrical and electronic equipment financially responsible for specified collection recycling, treatment and disposal of past and future covered products.

We require our suppliers for components and sub-system modules to comply with these requirements, and some of our products have been modified to meet these directives. Complying with these directives imposes some additional costs and administrative burden on us. To our knowledge, compliance with environmental laws and regulations has had no material effect on our operations to date. However, we could incur substantial costs, including cleanup costs, fines and civil or criminal sanctions, third-party damages or personal injury claims, if we were to breach environmental laws, if our products were found not to comply with environmental laws or if we become subject to newly enacted environmental laws and regulations in the markets in which we operate.

4. C.    Organizational Structure

Our wholly-owned subsidiary in the United States, RiT Technologies, Inc., was incorporated in 1993 under the laws of the State of New Jersey and is primarily engaged in the selling and marketing of our products in the United States.

In 1997, we incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd., which was intended to make various investments, including in our securities. As of December 31, 2010, RiT Tech (1997) Ltd. held 2,125 ordinary shares, representing 0.05% of our outstanding shares. Under the Israeli Companies Law, the shares held by our subsidiary bear no voting rights. As of December 31, 2010 our Israeli subsidiary is inactive.

Until June 2008, we were associated with the “RAD BYNET group,” a group of companies which is affiliated with our former principal shareholders, Yehuda Zisapel and Zohar Zisapel.

4.D.    Property and Equipment

We do not own any real property.

We lease an aggregate of 15,758 square feet of office and manufacturing premises in Tel Aviv, Israel and we lease 6,545 square feet of warehousing premises in Rosh Ha'ayin, Israel. Aggregate annual lease payments in 2010 for the Tel Aviv and Rosh Ha'ayin premises were approximately $332,000.

We lease approximately 1,190 square feet of office premises for our representative office in Beijing, China at an annual rent of approximately $22,000. We lease 408 square feet of office premises for our representative office in Moscow, Russia at an annual rent of approximately $22,000. RiT Technologies, Inc., our U.S. subsidiary, leases approximately 2,288 square feet in Mahwah, New Jersey, at an annual rent of approximately $27,000. See Notes 5B and 9 to our Consolidated Financial Statements included elsewhere in this annual report.

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

Overview

We commenced operations in 1989. We are a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. Our enterprise solutions are used in the networks of data centers, communication rooms and workspace environments, helping to ensure maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. Our environment and security solutions enable companies to effectively control their data centers, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. Our carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning.

2010 Financial Highlights

Revenues: The Company’s 2010 revenues totaled $11.4 million, a 31% increase compared with $8.7 million in 2009. The increase was attributable primarily to the increase in our enterprise solutions sales in Asia Pacific and Europe. In 2010, the sales of our enterprise solutions increased by 33% compared with 2009, due mainly to the increase in sales to Asia Pacific and Europe. Sales of carrier solutions during 2010 increased by 8% compared with 2009.

Cost of sales: Cost of sales as a percentage of revenues decreased in 2010 by approximately 1% compared with 2009. This decrease resulted mainly from the mix of our enterprise and carrier sales during the year.

Operating expenses: Operating expenses for 2010 totaled $8.5 million, a 17% decrease compared with $10.3 million in 2009. The decrease derived primarily from reductions in the Company’s sales force and R&D staff made in line with its cost-cutting program.

Cash and cash equivalents: Our cash and cash equivalents decreased from $1.6 million as of December 31, 2009 to approximately $1.4 million as of December 31, 2010. To date, we had drawn a total principal amount of approximatly $6.5 million under the STINS COMAN Convertible Loan Agreement. As such, we may borrow up to an additional $3.5 million from STINS under the Convertible Loan Agreement.

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

We believe that the following significant accounting policies are the basis for the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue recognition

We follow very specific and detailed guidelines for the measurement of revenue, several of which are discussed below.  However, such guidelines may require the exercise of certain judgments, estimates and assumptions.

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

We believe that in the future these services/features may be sold separately, after the delivery of the systems.  In such cases, based on the objective and reliable evidence of the fair value of these training services, we would alter our revenue recognition policy accordingly.

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

Allowances for product warranties

It is our policy to grant a warranty for periods of 12 to 36 months, except with respect to our end-to-end cabling systems (the SMART Cabling System, SMART GIGA Cabling System and CLASSix Cabling System) which, when installed by a Certified Cabling Installer, and registered by us, are granted 20-year warranties (for the SMART Cabling System and the SMART GIGA Cabling System) or 20-year warranties (for the CLASSix Cabling System) for system performance. The balance sheet provision for warranties for all periods through December 31, 2010 is determined based upon our experience regarding the relationship between sales and actual warranty expenses incurred. See Note 2L to our Consolidated Financial Statements included elsewhere in this annual report. This determination may require the exercise of certain judgments, estimates and assumptions.

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

Our provision for warranty claims is calculated on a quarterly basis for sales of carrier and enterprise systems. The carrier product is comprised of two types of systems: Pair View and PairQ. The Enterprise product is comprised of one type of system: PatchView. The provision for the carrier products is calculated separately for each of those products to appropriately take into consideration any differences in product or customer characteristics (e.g., professionalism of the customer work force, environmental conditions and working conditions in the field). Based on past years’ experience, the calculation of the enterprise products warranty provision is based on a fixed percentage of the sales of this product.

Allowances for doubtful accounts

Our financial statements include an allowance that we believe adequately reflects the potential loss inherent in existing receivables for which collection is in doubt.  In determining the adequacy of the allowance, we base our estimate on information-at-hand regarding the financial situation of debtors, the volume of their operations, the age of the balance owed, evaluation of security received from them or their guarantors and the existence of credit insurance policies and the terms of payment. If there is a major deterioration in a major customer's credit worthiness, or if actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected.  This would result in an increase in our allowance for bad and doubtful debts, resulting in an increase in our general and administrative expenses and a decrease in our trade receivables.

The balance sheet allowance for doubtful debts for all the periods through December 31, 2010 is determined as a specific amount for all accounts for whom collection is uncertain. In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor's ability to pay, all of which can change rapidly and without advance warning.

Inventories

Inventories are stated at the lower of cost or market.  In respect of work-in-process and finished products, the cost of raw materials and components is determined using the moving average basis and labor costs, and the cost of overhead components is determined on the basis of actual manufacturing costs.  In determining inventory value, we make assumptions as to the market value of inventory.  If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory write–downs and our gross margin could be adversely affected.  In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically.  Our write offs of inventory in 2010 were $0.1 million, the same as they were in 2009.

Accounting for Stock-based Compensation

On December 31, 2010, we had several employee compensation plans, which are more fully described in “Item 6.E.- Share Ownership”. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of ASC Topic 718 Compensation – Stock Compensation (“ASC Topic 718”), and related interpretations as permitted by ASC Topic 718. Effective January 1, 2006, we adopted the fair value recognition method detailed in ASC Topic 718 using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC Topic 718, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718.

The fair value of each option grant is estimated on the date of grant using the Black - Scholes option pricing model using the following assumptions:

•	The current price of the share is the fair market value of such shares at the date of issuance.
•	Dividend yield of zero percent for all relevant periods.
•	Risk free interest rates are as follows:

Year ended December 31,	Interest Rate (%)
2010	-
2009	1.87
2008	2.75

•	In 2010, there were no grants of options.
•	Expected term of 4 years for each option granted.
•	Expected volatility of 88.54% and 81.9% for the years ended December 31, 2009 and 2008, respectively.

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

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of $9.9 million as of December 31, 2010, which relates primarily to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. For the year ending December 31, 2010, we did not generate any taxable income. In the event that we generate taxable income in the future, we may be required to adjust our valuation allowance.

While we believe the resulting tax balances as of December 31, 2010, 2009 and 2008 are appropriately accounted for in accordance with ASC Topic 740, ASC Topic 450 Contingencies and ASC Topic 740 Income Taxes as applicable; the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See Note 7 to our Consolidated Financial Statements included elsewhere in this annual report.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data expressed as a percentage of total revenue:

	Year Ended December 31,
	2010	2009	2008

Sales	100.0%	100.0%	100.0%
Cost of sales	55.4	54.4	49.1
Gross margin	44.6	45.6	50.9
Operating expenses:
Research and development, gross	17.3	36.5	16.8
Less – royalty-bearing participation	0.6	2.4	0.5
Research and development, net	16.7	34.1	16.3
Sales and marketing	40.2	60.8	28.2
General and administrative	17.6	23.9	12.0
Total operating expenses	74.5	118.8	56.5
Operating loss	(30.0)	(73.2)	(5.6)
Financial income (loss), net	(0.6)	(1.3)	0.2
Net loss for the year	(30.6)	(74.5)	(5.4)

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

Sales.  Sales consist of gross sales of products less discounts and refunds. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies - - Revenue Recognition” above.

Sales increased to approximately $11.4 million in 2010 from approximately $8.7 million in 2009, primarily due to an increase of 33% in our enterprise solutions revenues, mainly in Europe & APAC. Our carrier business revenues increased by 8% in 2010 compared to 2009.

Cost of Sales.  Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees, write-down of inventory and overhead expenses related to our manufacturing operations.

Cost of sales was approximately $6.3 million in 2010 compared with $4.7 million in 2009. This increase resulted mainly from the costs associated with increased sales and the mix of our enterprise sales during the year, which had a smaller proportion of high margin sales compared with 2009. Our inventory write-down charge in 2010 was $0.1 million compared with $0.1 million in 2009.

Gross Margin.  Gross margin decreased from 45.6% in 2009 to 44.6% in 2010, primarily due to the increase in our cost of sales, as described above.

Research and Development Expenses. Research and development expenses consist primarily of compensation costs attributable to employees engaged in ongoing research and development activities, development-related raw materials and sub-contractors, and other related costs.

Gross Research and Development expenses were approximately $2.0 million in 2010 compared with $3.2 million in 2009. As a percentage of sales, gross research and development expenses decreased to 17.3% of sales in 2010 from 36.5% of sales in 2009, resulting mainly from cost reduction measures implemented during 2010.

Grants from the Israeli Office of the Chief Scientist were approximately $0.1 million in 2010 and $0.2 million in 2009.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses.

Sales and marketing expenses were approximately $4.6 million in 2010 compared with approximately $5.3 million in 2009. The decrease is mainly related to the decrease in our sales forces and marketing activities.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses.

General and administrative expenses were approximately $2.0 million in 2010 compared with approximately $2.1 million in 2009.

Financing Income (Loss) Net. Net financing loss was approximately $0.1 million in 2010 compared with net income of approximately $0.1 million in 2009.

Net Loss. We had a net loss of approximately $3.5 million in 2010 compared with a net loss of approximately $6.4 million in 2009. This significant decrease in net loss is mainly attributable to the significant decrease in our discretionary expenses (sales and marketing, research and development, and general and administrative) carried out during the year.

Market Risk

For a description of market risk, including the impact of interest rates and foreign currency exchange rates on us, see Item 11.

Recently Issued Accounting Pronouncement

In October 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 200913, Revenue Recognition (Topic 605): MultipleDeliverable Revenue Arrangements (EITF Issue No. 081, “Revenue Arrangements with Multiple Deliverables”). ASU 200913 amends FASB ASC Subtopic 60525, Revenue Recognition—Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multipleelement arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multipleelement revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted but we have  elected not to do so. We expect that the adoption of ASU 2009-13 in 2011 will not have a material impact on our consolidated financial statements.

In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit  Quality of Financing Receivables and the Allowance for Credit Losses, which significantly increases disclosures about credit quality of financing receivables and the allowance for credit losses, and requires disclosures to be made at a greater level of disaggregation. ASU 2010-20 is effective for nonpublic companies in fiscal years ending on or after December 15, 2011.  The adoption of this guidance in 2011 will affect our disclosure relating to notes receivable.

Impact of Currency Fluctuations and of Inflation

Our financial results may be negatively impacted by foreign currency fluctuations.  Our non-U.S. operations are generally transacted through our international sales subsidiaries and as a result, these sales and related expenses are denominated in currencies other than the dollar.  Because our financial results are reported in dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the dollar and other currencies.

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the U.S. dollar against the most significant currencies for our business, i.e., the NIS and the Euro; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2006	2007	2008	2009	2010
New Israeli Shekel (NIS)	8.9%	9.9%	1.2%	0.7%	6.4%
Euro	11.3%	11.7%	(5.3)%	3.5%	7.4%

Israeli Consumer Price Index	(0.1)%	3.4%	3.8%	4.0%	2.7%

A revaluation of the NIS in relation to the dollar, as was the case in 2006 through 2010, has the effect of increasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar).  Such revaluation also has the effect of increasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any decrease in the value of the NIS in relation to the dollar, has the effect of decreasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses. In the past few years, the rate of inflation in Israel did not have a material impact on our financial results.

5.B.    Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated from operations, research and development and marketing grants from the Government of Israel, short-term bank borrowing and loans from our major shareholder STINS COMAN and conversion thereof into ordinary shares. We believe that our cash and cash equivalents together with cash generated from operations and the availability of an additional loan of up to $3.5 million from STINS COMAN will be sufficient to finance our operations for at least the next 12 months.  However, we cannot assure you that our actual cash requirements will not be greater than we currently expect. In addition, depending upon our future level of revenues and the strategies that we have adopted, we may need to raise additional debt or equity capital to meet our working capital needs in the future.

Principal Financing Activities

Our principal financing activities during the past three years were:

•
In March 2008, we arranged for a $1 million line of credit from a bank. In connection with the Company’s change of control in June 2008, the credit line expired, and we have not secured a new credit line since then.

•
In September 2008, we completed a private placement transaction in which we issued 769,231 ordinary shares (6,153,846 pre-reverse split) to STINS COMAN, our principal shareholder, for a total investment of $4 million, reflecting a $5.2 purchase price per share ($0.65 pre- reverse split). The private placement replaced a $4 million loan we secured from STINS COMAN in June 2008. See “Item 7.B. – Related Party Transactions.”

•
In June 2009, we entered into a Convertible Loan Agreement with STINS COMAN, according to which STINS COMAN agreed to extend to us a loan of up to $10 million, within 14 days following the request of the Company, at an annual interest rate of 2.47%. At any time commencing October 1, 2009, and originally until June 2010 (the “Term”), we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said maximum of $10 million) and at intervals of at least 30 days between each call request. Under additional Addendums signed on February 17, 2010 and on April 14, 2011, the Term was extended until June 11, 2012. As of June 14, 2011, we had drawn approximately $6.5 million of the principal of the loan under the Convertible Loan Agreement, which we received in installments.  Part of the outstanding loans from STINS were converted and fully repaid as follows: (1) in May 2010, approximately $1.5 million, representing principal and interest accrued until such date, were converted pursuant to a share purchase agreement into 615,485 of our ordinary shares, reflecting an average conversion price of $2.465 per share, (ii) in September 2010, approximately $1.5 million, representing principal and interest accrued until such date, were converted pursuant to a share purchase agreement into 687,128 of our ordinary shares, reflecting an average conversion price of $2.214 per share, and (3) in March 2011, approximately $1.2 million, representing principal and interest accrued until such date, were converted pursuant to a share purchase agreement into  408,787 of our ordinary shares, reflecting an average conversion price of $2.876 per share. In addition, on June 30, 2011 we expect to issue additional shares to STINS COMAN (upon additional conversion of debt to equity), which will result in STINS COMAN becoming the owner of approximately 75.14% of our outstanding shares. To date, we are entitled to borrow up to an additional $3.5 million from STINS by no later than June 11, 2012. See “Item 7.B. – Related Party Transactions.”

•
Effective as of November 26, 2009, we entered into a short term loan agreement with Newcon International Ltd., a Canadian corporation affiliated with STINS COMAN (“Newcon”). Under  such Loan Agreement, Newcon agreed to lend us a sum of $250,000, for a maximum term of three months.  The loan amount bore no interest during the term and was fully repaid to Newcon in January 2010. In light of the relationship between Newcon and STINS COMAN, our Audit Committee and Board of Directors approved the agreement. See “Item 7.B. – Related Party Transactions.”

Our capital expenditures were approximately $0.1 million in each of the past three years. These expenditures were made primarily to purchase machinery, computers and equipment for research and development. During 2011, we expect to increase such capital investment slightly. We did not have any material commitments for capital expenditures as of December 31, 2010.

Working Capital and Cash Flows

On December 31, 2010, we had cash and cash equivalents of approximately $1.4 million, compared with $1.6 million on December 31, 2009.

Net cash used for operating activities was $3.2 million in 2010 compared to $6.4 million in 2009 and $1.6 million in 2008. Net cash used for operating activities decreased in 2009 primarily as a result of the increased sales which resulted in a increase in trade receivables and in a lower net loss for the year. Net cash used in investing activities was $0.1 million in 2010 and $0.1 million in 2009 and $0.1 million in 2008. Our principal investing activity in 2010, 2009 and 2008, was the purchase of property and equipment.

Our contractual and contingent obligations and commitments on December 31, 2010, primarily consisted of obligations associated with our future operating lease obligations, our suppliers' obligations and a contingent liability to the Israeli Office of the Chief Scientist. See Note 5 to our Consolidated Financial Statements included elsewhere in this annual report and “Item 5.F.-Tabular Disclosure of Contractual Obligations” for a table of our material contractual obligations. We expect to finance these contractual commitments with cash on hand, cash generated from operations and loans from STINS COMAN as needed.

Impact of Related Party Transactions

We have entered into a number of agreements with our principal shareholder or its affiliates. See “Item 7.B. – Related Party Transactions” below.

We believe the terms of these related party transactions are beneficial to us and no less favorable than terms which might be available to us from unaffiliated third parties. Our management reviewed the pricing and other items of such transactions and confirmed that they were not materially different than could have been obtained from unaffiliated third parties, or that, in a few cases, the specific circumstances of the transaction made it advantageous to RiT despite differences in terms.

Under the Companies Law and NASDAQ rules, certain transactions and arrangements with interested parties require approval by our Audit Committee, Board of Directors, and, in some cases, shareholders.

5.C.    Research and Development, Patents and Licenses

We believe that our future success will depend upon our ability to enhance our existing products and solutions, and to introduce new commercially-viable products and solutions on a timely basis. As part of the product development process, we work closely with current and potential customers, distribution channels and leaders in certain industry segments to identify market needs and define appropriate product specifications. As of December 31, 2010, we employed 17 persons in research and development.

Our gross research and development expenses were approximately $2.0 million in 2010, $3.2 million in 2009 and $3.8 million in 2008 (17.3%, 36.5% and 16.8%, respectively, of our total sales). To date, all research and development expenses have been charged to operating expense as incurred. Aggregate research and development expenses funded by the Chief Scientist were approximately $0.1 in 2010, $0.2 million in 2009 and $0.1 million in 2008.

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

The R&D Law generally requires that the product developed under a program be manufactured in Israel.  However, upon a notification to the Office of the Chief Scientist, a portion of up to 10% of the manufacturing volume may generally be performed outside of Israel. Upon the approval of the Chief Scientist, a greater portion of the manufacturing volume may be performed outside of Israel. Ordinarily, any such approval will be conditioned upon acceleration of the rate of royalties and an increase in the total amount to be repaid  up to 300% of the grants, depending on the portion of the total manufacturing volume that is performed outside of Israel. The R&D Law further permits the Chief Scientist, among other things, to approve the transfer of manufacturing rights outside Israel in exchange for an import of different manufacturing rights into Israel, in lieu of the increased royalties. The R&D Law also allows for the approval of grants in cases in which the applicant declares that part of the manufacturing will be performed outside of Israel or by non-Israeli residents and the research committee is convinced that doing so is essential for the execution of the program.

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

On December 31, 2010, our unrecognized contingent liability, including interest, to the Chief Scientist in respect of grants received, was approximately $1.3 million.

5.D.    Trend Information

General: During the second half of 2010, we began to see signs of the recovery of our target markets from the worldwide recession that began in 2008, and the recovery process has continued, albeit slowly, during the first half of 2011. The economies of a number of emerging regions, including Latin America, India, China, Africa and certain others, have been growing at an accelerated rate. However, there can be no assurance regarding future continuity of this trend or its effect on our business and operating results.

Our Markets: We identified the following trends that may influence our markets and the demand for our solutions:

•
Enterprise: The rapid uptake of web-based and cloud-based applications has led to a significant increase in the development of datacenters, a market segment for which RiT offers a variety of proven products. In parallel, the global economic recovery has been accompanied by an increased number of new building/upgrade projects, a trend which increases the number of sales opportunities relevant to RiT.

•
Carrier: In developed markets, the most significant infrastructure trend is the worldwide migration to NGN infrastructure, a development which has enhanced the market for RiT’s mass infrastructure mapping tools. In emerging markets, telcos desire to delay the NGN transition is creating a need for RiT’s copper plant qualification solutions.

As a result of an unpredictable business environment and long sales cycles, we find it difficult to provide a reasonable estimate as to our own sales and profitability trends in 2011. We do believe that our future success will depend upon our ability to enhance and expand our product offering, and, in fact, we are actively seeking new product directions to serve as new growth engines.

5.E.    Off-Balance Sheet Arrangements

We do not have any "off-balance sheet arrangements" which are required to be disclosed under this Item 5.E. of Form 20-F.

5.F.    Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations related to our long-term debt, operating leases and accrued severance pay, as of December 31, 2010:

	Total (Dollars in millions)	Less than 1 year (Dollars in millions)	1-3 years (Dollars in millions)	3-5 years (Dollars in millions)	More than 5 years (Dollars in millions)
Contractual Obligations
Leases on Premises	1.2	0.4	0.8	-	-
Operating Lease Obligations	0.3	0.2	0.1	-	-
Purchase Obligations	2.4	2.4	-	-	-
Liability in respect of employees' severance benefits*	1.4	-	-	-	1.6
Principal shareholder convertible loan	1.5	-	1.5	-
Total	$6.8	$3.0	$2.4	$0.0	$1.4

*Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee.

On December 31, 2010, our unrecognized contingent liability to the Chief Scientist in respect of grants received was approximately $1.3 million including interest. See Note 5A to our Consolidated Financial Statements included elsewhere in this annual report.  We are only required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.    Directors and Senior Management

The following table sets forth, as of the date hereof, the name, age and position of each of our directors and executive officers:

Name	Age	Position
Sergey Anisimov	56	Chairman of the Board of Directors
Eran Ayzik	52	President and Chief Executive Officer
Boris Granovsky	43	Director
Israel Frieder (1)(2)(3)(4)	61	Director
Roman Govorov (1)(3)(4)	33	Director
Galia Druker (1)(2)(3)	63	Director
Moti Antebi	52	Chief Financial Officer
Amos Simantov	48	Vice President Sales
Meron Leibovich	37	Vice President Sales Carrier
Alex Shar	51	Vice President Research and Development
Aram Lavi	56	Vice President Operations
Ben Carmi	33	Vice President Product Management & Business Development
Julia Geva	36	Associate Vice President Marketing
___________________

(1) Designated as “Independent Director” under NASDAQ Marketplace Rules.
(2) External Director (as defined in the Israeli Companies Law).
(3) Member of the Audit Committee.
(4) Member of the Compensation and Nomination Committee.

Mr. Sergey Anisimov has served as the Chairman of our Board of Directors since June 2008. In 1992, Mr. Anisimov founded STINS COMAN Incorporated, a Russian holding company which is engaged, through its group companies, in IT system distribution, integration, training and service and other fields of operation, and since then has served as its president. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. in technologies from Moscow State Technical University N.A. N.E. Bauman.

Mr. Eran Ayzik has served as our President and Chief Executive Officer since August 2010 (replacing Avi Kovarsky, our former CEO), after serving as our Chief Financial Officer since March 2010. Mr. Ayzik has over 25 years of business experience in a variety of managerial CEO and CFO roles in high-tech companies.  He was Chairman of Omnilogos (Medilogos) Ltd., a software company that develops decision support solutions for the medical market, and CEO of Leprechaun Technologies Ltd, a software company developing speech recognition software. Previously, he was a partner, VP and CFO, of The Challenge Fund - Etgar L.P., a $245 million investment fund. He was also the CFO of Dovrat, Shrem & Co. Ltd., a leading Israeli holding company traded on the TASE. Prior to that, he was a Senior Partner at Haft & Haft CPA (Israel). Mr. Ayzik holds dual B.A. degrees in economics and accounting from Tel-Aviv University and is a Certified Public Accountant (CPA) in Israel.

Mr. Boris Granovsky has served as a director since June 2008. He serves as Vice President of STINS COMAN INC. since 2009 and was its CEO since 2006. Prior to that, Mr. Granovsky served as a sales manager and thereafter as Vice President of Sales in STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation, and a BBA degree in management from Business School of the Open University of United Kingdom.

Mr. Israel Frieder has served as an external director since January 2002. Mr. Frieder is Co-Chairman of IXI Mobile Inc., Chairman of A.A. Pearl Investments, and serves as a director of several other companies. Mr. Frieder's previous positions include serving as the Chairman and CEO of Israel Technology Acquisition Corp Inc., CEO of Kardan Communications Ltd., Corporate VP of Business Development & Strategic Planning of ECI Telecom, President of ECI Telecom, Inc., and President of Network Systems of Tadiran Telecommunication Ltd. While at Tadiran, Mr. Frieder served as a director of RRSAT Ltd. , Teledata Ltd., Tadiran Telecommunications Canada, Inc., ECI - Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN - Tadiran Newbridge Networks Ltd. Mr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Mr. Frieder holds a B.Sc. in Electrical Engineering from the Technion and an M.B.A. in Operational Research from the Hebrew University in Jerusalem.

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

Ms. Galia Druker has served as an external director since September 2009. From 2005 to 2009, she served as deputy manager of Bank Hapoalim in Geneva, Switzerland, and from 2003 to 2005 as the head of the East European desk of Bank Hapoalim in Zurich, Switzerland. From 2002 to 2003, Ms. Druker served as the head of foreign trade at Bank Otsar Hachayal’s head office. Between 1972 and 2002, Ms. Druker was employed by Bank Hapoalim in a variety of managerial positions. Ms. Druker holds an MA degree in English Philology from the Vilnius State University and a banking diploma obtained through Bank Hapoalim’s internal school.

Mr. Moti Antebi joined RiT as Chief Financial Officer in August 2010 after 30 years of business and managerial experience in leading Israeli and international companies. Prior to joining RiT, from 1993 to 2009 Mr. Antebi held various positions in Hadera-Paper and Kimberly-Clark, as CFO in FCD, a subsidiary of Hadera-Paper, and also served as CFO of KCC-Turkey, a subsidiary of Kimberly-Clark. Prior to that, he served as Controller of Hogla-Kimberly, Israel’s largest marketer of disposable consumer products. Mr. Antebi holds an MBA in Integrative Management from the Hebrew University of Jerusalem.

Mr. Amos Simantov joined RiT in May 2011 bringing over 20 years of business experience.  Prior to RiT, Mr. Simantov served in a variety of senior managerial positions in Edge Medical Devices Ltd., ADI Video Technologies Ltd. and Lognet Systems Ltd. Mr. Simantov serves as a director for several high-tech companies. Mr. Simantov holds an MBA degree from Bar-Ilan University and a BA degree in Economics and Computer Science from Tel-Aviv University.

Mr. Meron Leibovich served in various positions at RiT Technologies including Presale Manager, Customer Support Manager and Regional Sales Director. Mr. Leibovich was promoted to Vice President Sales, Carrier in July 2010. In 2006-2007, Mr. Leibovich served as a Presale Manager at Optibase Ltd. Mr. Leibovich holds a B.A. in Business Administration from Open University, Israel.

Mr. Alex Shar has served as our VP Research and Development since August 2010. Mr. Shar joined RiT in 1995 and held various R&D positions, leading the Hardware Development department before being promoted to the VP R&D position. With over 30 years in the private and government sectors, he brings RiT vast experience in the development of intelligent electronic systems for air industry corporations and telecommunications companies in Israel and abroad. Mr. Shar holds a M. Sc. degree in Electronics Engineering from Ufa University of Aeronautics, Russia.

Mr. Aram Lavi has served as our Vice President Operations since October 2010. He brings over 30 years of experience in purchasing and manufacturing. Prior to rejoining RiT, Aram served as VP Operations at InkSure Technologies Ltd. Between 1993 and 2006, Aram built the purchasing department and served as Purchasing Manager in RiT.  Prior to that, Aram held various of management positions in operations at several high-tech companies in Israel.

Mr. Ben Carmi has served as our VP Product Management & Business Development since October 2010 after serving in various positions in Product Management and Operations at RiT, including as VP Operations since 2008. Mr. Carmi holds a B.Sc. in Industrial Engineering and an MA in Public Policy, both from Tel Aviv University.

Ms. Julia Geva has served as our Associate VP Marketing since 2006, after serving as our Marketing Manager from 2005 to 2006.  Prior to joining RiT, Mrs. Geva served as Marketing Manager at Creo, and PR Manager at CreoScitex. Mrs. Geva holds an MA in Linguistics from Nizhny Novgorod State Linguistic University and an MBA from Tel Aviv University.

Additional Information

There are no family relationships between any of the directors or members of senior management named above.

Our articles of association provide for a Board of Directors of not fewer than three nor more than seven members.  The Board is currently composed of five directors (including two external directors).  Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and us.

6.B.    Compensation

General

The aggregate direct remuneration paid to all our directors and officers as a group (consisting of 13 persons in 2010)  for the year ended December 31, 2010, was approximately $1.5 million compared with $1.4 million in 2009 (the group consisted of  15 persons in 2009). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately [$0.3] million which was set aside or accrued to provide retirement annuities or similar benefits. The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

As of March 6, 2008, our non-employee directors receive amounts consistent with the regulations promulgated under the Companies Law regarding compensation to external directors. The regulations mandate, among other things, that Israeli public companies, such as RiT, provide external directors with minimum cash compensation. Consistent with the aforesaid, our Audit Committee and Board of Directors have determined to set the annual compensation paid to our external directors at NIS 71,300 (approximately $19,106) and at NIS 3,470 (approximately $930) per board meeting or per board committee meeting, all linked to the Israeli consumer price index, effective March 6, 2008. All other independent directors of the Company (namely Roman Govorov) receive the same compensation as the external directors.

Equity Incentives

No options were granted to any of our directors and officers during 2010. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership – Share Option Plans.”

On May 12, 2011, our Board of Directors amended and thereby finalized the options compensation package granted to Eran Ayzik, our CEO (the “Options Package”), consisting of two layers:

(1)
Options granted to Eran Ayzik for his former CFO position- he was granted a total of 20,000 options (each representing the right to purchase one Ordinary Share of the Company). The exercise price was set to be $2 for 10,000 options and $4 for the supplemental 10,000 options. The vesting schedule was determined as follows: (i) 10,000 options will vest immediately and (ii) the remaining 10,000 options will vest each quarter starting July 1, 2011. The grant of this layer of options was approved by the Company’s Compensation Committee and Share incentive Committee on March 29, 2011.

(2)
Options granted to Eran Ayzik for his current CEO position- he was granted 120,000 options plus a conditional grant of additional 110,000 options (each option represent the right to purchase one Ordinary Share of the Company).  The latter grant is subject to RiT’s market value being at least $40 million on January 4, 2012. The exercise price was set to be $7.5 and the vesting shall be on a monthly basis pro rata, starting from January 1st, 2011 and August 1st, 2012, respectively. The grant of this layer of options was approved by the Company’s Compensation Committee and Share Incentive Committee, and recently, on May 12, 2011, the Company’s Board of Directors amended the vesting schedule thereof and ratified this grant.

6.C.    Board Practices

We are subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder. In addition, as a NASDAQ-listed company, we are also subject to certain corporate governance standards adopted by NASDAQ, or NASDAQ rules. For further information, see “Item 16G – Corporate Governance.”

Introduction

Our Articles of Association provide that the Board of Directors shall consist of not less than three and not more than seven directors. Currently, our Board of Directors consists of five members.

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

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as RiT, are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person's control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation with the company, any entity controlling the company or any entity controlled by the company or by its controlling entity. The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship;
•	control; and
•
service as an "office holder." The Companies Law defines the term "office holder" of a company to include a director, the chief executive officer, the chief financial officer and any officer of the company who is directly subject to the chief executive officer

Until the lapse of two years from termination of office, a company or its controlling shareholder may generally not give any direct or indirect benefit to the former external director or his relative.

Pursuant to the Companies Law, (1) each external director must have either accounting and financial expertise or professional qualifications (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have accounting and financial expertise. We have determined that both our external directors, Mr. Israel Frieder and Ms. Galia Druker, have the requisite accounting and financial expertise.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	at least a majority of the shares of non-controlling shareholders voted at the meeting, vote in favor of the election; or
•	the total number of shares of non-controlling shareholders voted against the election of the external director does not exceed two percent of the aggregate voting rights in the company.

The initial term of an external director is three years and he or she may be reelected for up to two additional three-year terms.  Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the board of directors confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the Company.

Reelection of an external director may be effected through one of the following mechanisms: (1) the board of directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term as described above; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Each committee of a company's board of directors is required to include at least one external director, except that the audit committee is required to include all the external directors.

Independent Directors

Under NASDAQ rules, a majority of the members of an issuer’s board of directors are required to be "independent," as defined thereunder, except where the issuer is a “controlled company,” a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Although we are a controlled company by virtue of STINS COMAN’s shareholdings in us, we currently satisfy this requirement as three of the five members of our Board of Directors, Mr. Israel Frieder, Ms. Galia Druker and Mr. Roman Govorov, were determined by our Board of Directors to qualify as independent directors under NASDAQ rules.

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

Under the Companies Law, our Board of Directors is required to appoint an Audit Committee, which must be comprised of at least three directors, include all of the external directors, a majority of its members must satisfy the independence standards under the Companies Law, and the chairman is required to be an external director. The duties of the Audit Committee under the Companies Law include, among others, examining flaws in the business management of the company and suggesting remedial measures to the board, assessing the company's internal audit system and the performance of its internal auditor, and as more fully described under Item 10.B. below, approval of certain interested party transactions.

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

For information on the duties of directors, officers and shareholders and requirements for the approval of related-party transactions, please see Item 10.B - “Memorandum and Articles of Association.”

6.D.    Employees

The following table details certain data on the workforce (including temporary employees) of RiT and its consolidated subsidiaries for the periods indicated:

	As at December 31,
	2010	2009	2008
Approximate numbers of employees by geographic location
Israel	55	67	79
Europe, Far East	13	9	11
United States	4	4	4
Total workforce	72	80	94
Approximate numbers of employees by category of activity
Research and development	15	23	31
Sales and marketing	36	33	39
Operations	13	14	15
Management and administrative	8	10	9
Total workforce	72	80	94

The decrease in our workforce from 2009 to 2010 relates to the cost reduction plan which was implemeted toward the end of 2009 and completed in the beginning of 2010. However, since the end of 2010, we have grown our workforce, especially in the areas of sales, marketing and R&D, with the goal to support our growth strategy.

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

Our Israeli employees are not party to any collective bargaining agreement. However, we are subject to certain provisions of collective bargaining agreements among the Government of Israel, the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association) that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Industry, Trade and Labor. In addition, Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the workday, minimum daily wages for workers, procedures and restrictions regarding dismissal of employees, severance payments, certain social contributions and other conditions of employment.

Pursuant to Israeli law, we are legally required to pay severance upon the retirement or death of an employee or the termination of employment of an employee without due cause. The Company partially funds this liability by the purchase of managers' insurance policies. The current redemption value of such insurance policies is included in the balance sheet as assets held for severance benefits. This policy provides a combination of savings plans, insurance and severance pay, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet as "liability in respect of employee severance benefits”. See Note 4 to the Consolidated Financial Statements included elsewhere in this annual report.

Typically, the employment agreements provide for employees in Israel to receive contributions for pension, severance and disability insurance to an insurance policy known as "managers' insurance" and/or to pension funds and a savings fund for professional enrichment.

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

The employees of our subsidiaries are subject to local labor laws, regulations and/or collective bargaining agreements that vary from country to country.

6.E.    Share Ownership

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of  June 14, 2011:

Name	Title/Office	No. of Ordinary Shares	As a % of Outstanding Ordinary Shares
Sergey Anisimov (1)	Chairman of the Board of Directors	3,254,372	74.26%
Eran Ayzik (2)	CEO and President	92,500	2.11%
Boris Granovsky (3)	Director	3,249,422	74.14%
Israel Frieder	Director		*
Roman Govorov	Director		0
Galia Druker	Director		0
Moti Antebi	CFO		0
Amos Simantov	Vice President Sales		0
Alex Shar	Vice President Research and Development		*
Aram Lavi	Vice President Operations		0
Ben Carmi	Vice President Product Management & Business Development		*
Julia Geva	Associate Vice President Marketing		*

All directors and executive officers as a group (4)		3,357,832	76.62%

* Less than 1%

(1)
Includes (i) 3,249,422 ordinary shares held by STINS COMAN, and (ii) 4,950 Ordinary Shares held by an Israeli private company named Quartz (Israel) Commerce and Investments Ltd. with which he may be affiliated due to his wife being a director and manager of Quartz Ltd. Excludes (i) June 30, 2011 expected conversion and (ii) possible future conversion by STINS COMAN of its outstanding loan amount into 359,825 of RiT’s ordinary shares.

(2)	Based on options’ compensation package granted to Eran Ayzik in 2011. See Item 6B above.

(3)	Held through STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares. See Item 7A.

(4)
Includes outstanding options exercisable, within 60 days as of June 14, 2011, into 103,460 ordinary shares at exercise prices that range between $2.00 to $22.56 per ordinary share and with expiration dates that range between July 2013 and March 2017.

Share Option Plans

In July 2003, we adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently administered by our board of directors (or the Share Incentive Committee appointed by the Board to administer the 2003 Share Option Plan). The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof, by providing them with opportunities to purchase our ordinary shares.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the board of directors, as specified in the grant letter issued by us to the grantee. Unless otherwise determined by the board of directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually.  We have reserved 404,583 ordinary shares for the grant of options under the 2003 Plan, of which, as of June 14, 2011, we have outstanding options to purchase 197,611 ordinary shares at a weighted exercise price of $8.16 per ordinary share.

In addition, in May 1999, we adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase our ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options.  We have reserved 27,000 ordinary shares for the grant of options under the RiT Inc. Plan, of which, as of June 14, 2011, we have outstanding options to purchase 6,710 ordinary shares at a weighted exercise price of $8.13 per ordinary share. This plan expired in May 2009.

No options were granted to any of our officers and directors during 2010.

The following table summarizes information about all stock options outstanding as of June 14, 2011:

	Options outstanding
	Number of options unexercised as of June 14, 2011	Weighted average remaining contractual life
Rates of exercise prices in US$		In years

2	10,000	5.79
4-4.8	24,602	5.34
5.12-5.44	3,875	3.67
7.5	120,000	5.79
8.88-9.84	5,334	2.84
9.6-9.84	3,230	4.70
10.24-11.84	2,500	3.07
12.8-12.88	20,001	3.38
14.88	9,654	4.78
20.64-22.56	5,125	3.62

	204,321

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.    Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of June 14, 2011 (except as noted below) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares. Except as otherwise noted and pursuant to applicable community property laws, each person or entity named in the table has sole voting and investment power with respect to all ordinary shares listed as owned by such person or entity. Each ordinary share is entitled to one vote per share and none of our major shareholders has any different voting rights than any other shareholder.  For additional information regarding ownership by all officers and directors, see "Item 6.E. - Share Ownership."

Name	Number of Ordinary Shares Owned Excluding Options and Warrants	Number of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned as Percent of Total Shares(1)
Sergey Anisimov(2)	3,254,372	3,254,372	74.26%
Boris Granovsky (3)	3,249,422	3,249,422	74.14%

(1)
Based on 4,382,659 ordinary shares outstanding as of June 14, 2011. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.

(2)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN Incorporated, our controlling shareholder (“STINS COMAN”). Based on a Schedule 13D/A report filed with the SEC on April 14, 2011, jointly by STINS COMAN Incorporated, Sergey Anisimov and Boris Granovsky (the “13D/A Report”), the figure includes (i) 3,249,422 ordinary shares held by STINS COMAN, and (ii) 4,950 ordinary shares held by an Israeli private company named Quartz (Israel) Commerce and Investments Ltd. with which he may be affiliated due to his wife being a director and manager of Quartz. The figure excludes (i) the June 30, 2011 expected conversion to STINS COMAN and (ii) possible future conversion by STINS COMAN of its outstanding loan, the total amounts for (i) and (ii) is 359,825 of RiT’s ordinary shares.

(3)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares. The figure excludes (i) the June 30, 2011 expected conversion to STINS COMAN and (ii) possible future conversion by STINS COMAN of its outstanding loan, the total amounts for (i) and (ii) is 359,825 of RiT’s ordinary shares.

Significant Changes in the Ownership of Major Shareholders

In June 2008, STINS COMAN completed the purchase of 640,315 of our ordinary shares, representing approximately 34.9% of our outstanding shares, for an aggregate purchase price of $4,405,368, or $6.88 ($0.86 on a pre-reverse split basis) per share, from Yehuda Zisapel, our then Chairman of the Board of Directors and its co-founder, Zohar Zisapel, the brother of Mr. Yehuda Zisapel, and Dr. Meir Barel, one of our directors. Concurrently with the closing of said purchase, STINS COMAN also acquired, through a partial tender offer, a total of 128,477 of our ordinary shares, representing approximately 7.0% of our outstanding shares, for  a  purchase price of  $6.88 ($0.86) per share, such that, following these two transactions, STINS COMAN beneficially owned an aggregate of 768,792 ordinary shares, representing approximately 41.9% of our outstanding shares, becoming our largest shareholder.

In September 2008, we completed a private placement transaction in which we issued to STINS COMAN 769,231 ordinary shares for an aggregate purchase price of $4 million, or $5.2 per share. Following this transaction, STINS COMAN owned 1,538,023 ordinary shares, representing 59.1% of our outstanding shares.

In June 2010, we issued an additional 615,485 ordinary shares to STINS COMAN in connection with the conversion of approximately $1.5 million of the Convertible Loan given to us by STINS COMAN.  In September 2010, we issued an additional 687,128 ordinary shares to STINS COMAN in connection with the conversion of approximately $1.5 million of the Convertible Loan.  In March 2011, we issued an additional 408,787 ordinary shares to STINS COMAN in connection with the conversion of approximately $1.2 million of the Convertible Loan.  Following such issuances, STINS COMAN owns, as of June 14, 2011, 3,249,722 ordinary shares, representing 74.14% of our outstanding shares. In addition, on June 30, 2011 we expect to issue additional shares to STINS COMAN (upon additional conversion of debt to equity), which will result in STINS COMAN becoming the owner of approximately 75.14% of our outstanding shares. For more information, see “Item 7.B. – Related Party Transactions.”

Pursuant to a Schedule 13 G/A report filed on July 9, 2010 by Austin W. Marxe and David M. Greenhouse, their beneficial ownership of our ordinary shares decresed to 4.1%.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of June 2, 2011, there were 16 holders of record of our ordinary shares, of which record holders, holding approximately 50% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

Change of Control

As described above, we are controlled by Mr. Sergey Anisimov (through STINS COMAN). To our knowledge, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangements, the operation of which, may at a subsequent date result in a change of our control.

7.B.    Related Party Transactions

Distributor Agreement – Enterprise. STINS COMAN, which became our largest shareholder in June 2008, has served as our distributor in Russia for our enterprise products since 1994 and has worked with us consistently since that date. In May 2005, more than three years before STINS COMAN became a principal shareholder of RiT, we entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of enterprise products in Russia. The term of the Distributor Agreement has expired and, following approval of our Audit Committee, Board of Directors and shareholders  we renewed its term initially until July 14, 2009, and in June 10, 2010 we extended the term until July 14, 2011 (the “Extended Term”). Such Extended Term shall, subject to applicable law, automatically renew for additional one-year terms at the conclusion of each period, unless terminated by either party.
Under the Distributor Agreement, STINS Corp. undertook a series of obligations, including to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. We undertook a series of obligations, including to supply STINS Corp., at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. The prices at which STINS Corp. is entitled to buy our products is, like most of our distributors, at a 50% discount to the recommended price list existing at the time we accept each purchase order. In 2010, 2009 and 2008, we generated approximately $595,000, $306,000 and $969,000, respectively, in revenues from orders placed by STINS COMAN under the Distributor Agreement.

2008 Private Placement. In June 2008, we entered into a short-term loan agreement with STINS COMAN, under which STINS COMAN extended us an unsecured loan of up to $4 million at an annual interest rate of 2.47%. Under the loan agreement, we were required to repay the outstanding principal amount and the interest accrued thereon in one payment 12 months after receipt of the funds. In July 2008, we entered into a binding Memorandum of Understanding for a private issuance by the Company of newly issued ordinary shares to STINS COMAN, whereby the outstanding loan amount and the interest accrued thereon will convert, at the closing, into ordinary shares at a conversion price of $0.65 per share. The closing was subject to the execution of a definitive agreement and was approved by our shareholders in the annual meeting held in August 2008. In September 2008, we completed the private placement transaction and we issued to STINS COMAN 769,231 (6,153,846 pre-reverse stock split) of our ordinary shares at $5.2 ($0.65) per share, for aggregate proceeds of $4 million, which replaced the $4 million already committed under the loan agreement. Pursuant to the securities purchase agreement, we also agreed to make reasonable commercial efforts to register for resale all the newly issued ordinary shares under the Securities Act of 1933, as amended, within six months following demand by STINS COMAN. The purchase agreement included customary representations and warranties by STINS COMAN with respect to its status and limited representations by us regarding the transaction and the validity of the shares.

Employment. Mr. Sergey Anisimov is the Chairman of our Board of Directors and is the founder and President of STINS COMAN. In July 2008, our Audit Committee and Board of Directors approved the employment of Mr. Anisimov's son in the quality assurance department at a monthly gross salary of approximately NIS 12,000 (approximately $3,400), and additional social benefits in accordance with our policy. Our Audit Committee and Board of Directors also approved, subject to shareholder approval, a framework arrangement pursuant to which any modifications or amendments to be made in Mr. Anisimov’s son’s employment terms or position by our officers in the future are approved; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year, (iii) any change in position is permitted as long as he is not appointed as one of our office holders; and (iv) the further approval by the Audit Committee and the Board of Directors. Following said approvals by the Board and Audit Committee, the shareholders approved the foregoing compensation and framework arrangement at the annual meeting held in August 2008. In September 2010, our Audit Committee and Board of Directors approved a raise of Mr. Anisimov’s son’s salary by 20% for 2008 and 20% for 2009, i.e., an aggregate of 44% raise of salary, as well as a change of position to work in our support department.

Distributor Agreement – Carrier. In September 2008, we entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of carrier products in the CIS market until, initially, September 2009, with automatic renewals for additional one year terms, unless terminated by either party. We refer to this agreement as the Carrier Distributor Agreement. The Carrier Distributor Agreement is an umbrella agreement that provides a framework for future deals in the carrier market, the terms of each of which would require further approval of our Audit Committee and Board of Directors and, if required under Israeli law, our shareholders. The prices at which STINS Corp. is entitled to buy carrier products is at the recommended price list existing at the time we accept the purchase order, unless otherwise agreed by the parties with respect to each deal, on a case-by-case basis which would require further approval of our Audit Committee and Board of Directors. In December 2008 our Audit Committee and Board of Directors approved a proposed carrier transaction in Russia through STINS COMAN, as distributor.

2009 Convertible Loan Agreement. On June 11, 2009, we entered into a Loan Agreement with STINS COMAN, our controlling shareholder. On June 17, 2009, we entered into an Addendum to the Loan Agreement (the Loan agreement and the Addendum together, the "Convertible Loan Agreement"). On June 17, 2009, our Audit Committee and Board of Directors approved the Loan Agreement and the Addendum thereto, which were approved by our shareholders at our annual general meeting held on September 14, 2009. Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan of up to $10 million, within 14 days following the request of the Company, at an annual interest rate of 2.47%. At any time commencing October 1, 2009, and originally until June 2010 (the “Term”), we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said maximum of $10 million) and at intervals of at least 30 days between each call request. Under additional Addendums signed on February 17, 2010 and April 14, 2011, the Term was extended until June 11, 2012. During this extended period, RiT may call for any additional portion of the loan up to its maximum amount. Such Addendums were approved by our Audit Committee and Board of Directors.

Under the Convertible Loan Agreement, we are required to repay the outstanding principal amount and the interest accrued thereon after 36 months from receipt of each part of the funds respectively. STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon, in whole or in part, into our ordinary shares at a conversion price per share equal to the market price of our ordinary shares on NASDAQ on the day we received the funds from STINS COMAN, plus a premium of 10% thereon. The conversion is subject to 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties on September 11, 2008.

As of June 14, 2011, we had drawn approximately $6.5 million of the principal of the loan under the Convertible Loan Agreement, which we received in installments. The market price of our ordinary shares on NASDAQ on the day we received each part of the funds from STINS COMAN ranged between $1.74 and $7.54 (the "Base Price”):

•
On May 17, 2010, our Board of Directors approved a conversion of approximately $1.5 million loan amount, representing principal and interest accrued until such date, into 615,485 of our ordinary shares, which were issued to STINS COMAN pursuant to the terms of the Convertible Loan Agreement. Consequently, on May 17, 2010, we entered into a Securities Purchase Agreement with STINS COMAN effecting the conversion of $1.5 million of the loan into 615,485 ordinary shares, reflecting an average conversion price of $2.465 per share (i.e., with a 10% premium on the Base Price of each part of the funds received). The issuance of such shares was completed and made as of June 9, 2010.

•
On September 13, 2010, our Board of Directors approved an additional conversion of approximately $1.5 million loan amount, representing principal and interest accrued until such date, into 687,128 of our ordinary shares, which were issued to STINS COMAN pursuant to the terms of the Convertible Loan Agreement. Consequently, on September 13, 2010, we entered into a Securities Purchase Agreement with STINS COMAN effecting the conversion of approximately $1.5 million of the loan into 687,128 ordinary shares, reflecting an average conversion price of $2.214 per share (i.e., with a 10% premium on the Base Price of each part of the funds received). The issuance of such shares was completed and made as of September 30, 2010.

•
On March 15, 2011, our Board of Directors approved an additional conversion of approximately $1.175 million loan amount, representing principal and interest accrued until such date, into 408,787 of our ordinary shares, which were issued to STINS COMAN pursuant to the terms of the Convertible Loan Agreement. Consequently, on March 15, 2011, we entered into a Securities Purchase Agreement with STINS COMAN effecting the conversion of $1.175 million of the loan into 408,787 ordinary shares, reflecting an average conversion price of $2.876 per share (i.e., with a 10% premium on the Base Price of each part of the funds received). The issuance of such shares was completed and made as of March 31, 2011.

•
Recently, on June 15, 2011, our Board of Directors approved an additional conversion of approximately $1 million loan amount into 177,006 of our ordinary shares to STINS COMAN pursuant to the terms of the Convertible Loan Agreemen, reflecting an average conversion price of $5.68 per share (i.e., with a 10% premium on the Base Price of each part of the funds received), and we expect such issuance to complete and be made on June 30, 2011.

IntElorg. In June 2009, the Company entered into a Representative Agreement with IntElorg Pte Ltd., a Singapore company affiliated with STINS COMAN ("IntElorg"). Under the Representative Agreement, IntElorg agreed to act as our sales agent in Singapore and other countries in Asia where we do not have a local presence, in consideration for a monthly retainer fee of 8,531 Singapore Dollars and a commission on sales of products in the amount of 5.0% of the net invoice price of such products. The initial term of the Representative Agreement is one year and, thereafter, the agreement is automatically renewed for additional one year terms, unless terminated by either party, for any reason, upon 30 days notice.

In light of the relationship between IntElorg and STINS COMAN, our Audit Committee and Board of Directors approved the agreement.

2009 Short-Term Loan.  Effective as of November 26, 2009, we entered into an additional short term loan agreement with Newcon International Ltd., (“Newcon”), a Canadian corporation affiliated with STINS COMAN. Under the short term loan agreement, Newcon agreed to lend us a sum of $250,000, for a maximum term of three months.  The loan amount bears no interest during the term and was fully repaid to Newcon in January 2010. In light of the relationship between Newcon and STINS COMAN, our Audit Committee and Board of Directors approved the agreement.

Product Alliance Agreement. On February 19, 2010, we entered into a Product Alliance Agreement with STINS COMAN (the "Product Alliance Agreement"). On March 30, 2010 and on April 9, 2010 our Audit Committee and Board of Directors approved, respectively, the Product Alliance Agreement and the transaction contemplated thereunder.On June 14, 2010, our shareholders approved this transaction at a special shareholders meeting.

The Product Alliance Agreement provides for cooperation between STINS COMAN and RiT with regard to a laser speed camera (the “Product”) developed by STINS COMAN, for a term of three years, unless extended by mutual agreement of the parties. Pursuant to the Product Alliance Agreement, STINS COMAN will grant us the exclusive rights to, primarily: (a) manufacture the Product in accordance with the Manufacturing File (as defined therein) furnished to us by STINS COMAN and (b) sell the Product worldwide, except for Russia and the CIS countries. Additional key terms of the Product Alliance Agreement include the following:

o
Our obligation to pay STINS COMAN part of the Product’s sales proceeds, equal to 50% of an amount equal to the excess of (i) the proceeds from sales of the Product over (ii) the costs of manufacturing the Product. Such payments to STINS COMAN are to be paid not later than three years after our actual receipt of the sales proceeds.

o
STINS COMAN has the option to convert any money due to it under the Product Alliance Agreement into our ordinary shares at a conversion price equal to the NASDAQ market price of our ordinary shares on the last day prior to the signing of a definitive share purchase agreement for the issuance and sale of our ordinary shares upon such conversion.

o
We have the right to purchase the Product at an agreed-upon purchase price amount equal to the excess of (a) $4 million over (b) the then aggregate money amount due to  STINS COMAN under the Product Alliance Agreement.

o
STINS COMAN undertook to indemnify us in respect of all damages actually incurred or suffered by us as a result of claims by third parties that the use or sale of the Product infringes a valid patent, trademark, copyright or other intellectual property right.

Optical Wireless Communication. On July 29, 2010, we entered into a Memorandum of Understanding (the “MOU”) with Quartz (Israel) Commerce & Investment Ltd. (“Quartz Ltd.”), a private company incorporated in the state of Israel held by the wife of RiT’s Chairman of the Board, Mr. Sergey Anisimov. The MOU relates to an evaluation of the feasibility of Optical Wireless Communication Technology, a specific technology owned by Quartz (the "Technology"), and the ultimate creation of a prototype system designed to demonstrate the qualities, specification and limitations of such Technology (the "Feasibility Check" and the “Project”, respectively).  Under the MOU, we agreed to assign specific RiT R&D professionals to work on a part-time basis (under agreed-upon limitations) with Quartz on the Project, while Quartz would recruit and hire specific experts. Quartz further undertook to compensate RiT's designated employees for their part-time employment for Quartz during the term of the Project.

In addition, under the MOU, RiT was granted an option to purchase the Technology, at RiT’s sole discretion and following the results of the Feasibility Evaluation, at a purchase price equal to the sum of (a) Quartz’s actual and direct costs incurred for the Project during the Term (herein “Quartz Costs”), plus (b) 25% of Quartz Costs (the “Purchase Price”). The Purchase Price was supplemented with an additional revenue- sharing right for Quartz, equal to 3% of the proceeds actually received by RiT in return for any future sale of the Technology and/or any future sale of additional products using the Technology. The option exercise (when and if applicable), was subjected in the MOU to a definitive agreement to be negotiated and further  approved by RiT's Audit Committee, Board of Directors, and, if required, shareholders.

The MOU was approved by our Audit Committee and Board of Directors on July 29, 2010. On May 12, 2011, our Audit Committee and Board approved entering into an Addendum to the MOU with Quartz, in which the term thereof was extended to enable completion of the Project and a reimbursement provision was inserted, obligating Quartz to reimburse RiT for contractors hired by RiT for the Project.

We believe that the terms of the transactions in which we have engaged and are currently engaged with STINS COMAN and/or its affiliates are beneficial to us and no less favorable to us than terms which might be available to us from unaffiliated third parties.

7.C.    Interests of Experts and Counsel

Not applicable.

ITEM 8.    FINANCIAL INFORMATION

8.A.    Consolidated Statements and Other Financial Information

See Item 18.

Export Sales

See "Item 4.B. –Sales and Marketing".

Legal Proceedings

We may, from time to time, be named as a defendant in certain routine litigation incidental to our business. However, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past, significant effects on our financial position or profitability. We were not involved in any legal proceedings during 2010.

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

8.B.    Significant Changes

Other than the issues described above (see "Item 7.B. Related Party Transactions") including conversion of our debt to STINS COMAN into our ordinary shares, no significant changes have occurred since the date of the annual financial statements, and/or since the date of the most recent interim financial statements, if any, included in this document.

ITEM 9.    THE OFFER AND LISTING

9.A.    Share History

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on NASDAQ (in U.S. dollars).

	High	Low
2005 Full Year	36.00	17.76
2006 Full Year	23.44	6.40
2007 Full Year	14.72	2.64
2008 Full Year	7.52	2.40
2009 Full Year	6.00	1.81
First Quarter 2009	6.00	2.80
Second Quarter 2009	3.84	2.72
Third Quarter 2009	3.92	2.00
Fourth Quarter 2009	3.25	1.81
2010 Full Year	12.94	1.13
First Quarter 2010	2.69	1.74
Second Quarter 2010	2.29	1.78
Third Quarter 2010	2.35	1.13
Fourth Quarter 2010	12.94	1.33
January 2011	8.12	5.25
February 2011	6.65	5.23
March 2011	7.10	4.33
April 2011	6.78	5.40
May 2011	5.60	3.38
June 2011 (through June 28)	10.18	2.95

On June 28, 2011, the last reported sale price of our ordinary shares on the NASDAQ was $7.50 per share.

9.B.    Plan of Distribution

Not applicable.

9.C.    Markets

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

10.B.    Memorandum and Articles of Association

Set out below is a description of certain provisions of our Memorandum and Articles of Association, and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles which are filed as exhibits hereto and are incorporated herein by reference and to Israeli law.

General

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

The Powers of the Directors

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

Share Capital

Our share capital is divided into two classes of shares: (i) ten million (10,000,000) ordinary shares, NIS 0.8 par value per share, which entitle their holders to notice of and to participate in and to vote one vote per ordinary share at shareholder meetings, the right to receive dividends upon the declaration of dividends by the board of directors and the right to participate in the distribution of our assets upon liquidation; and (ii)  twenty thousand two hundred and thirty (20,230)  deferred shares, NIS 0.1 par value per share, which entitle their holders no rights other than the right to their par value upon our liquidation.

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

Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, prior notice of not less than 35 days.

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

Under the Companies Law, directors and officers’ compensation arrangements in public companies, such as ours, generally require the approvals of the audit committee, the Board of Directors and, in the case of directors, the shareholders as well, in that order.

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

A personal interest of an office holder includes an interest of a company in which the office holder is, directly or indirectly, a 5% or greater shareholder, director or general manager or in which the office holder has the right to appoint at least one director or the general manager. In the case of an extraordinary transaction, the office holder's duty to disclose applies also to a personal interest of the office holder’s relative, which term is defined in the Companies Law to include the person's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing.

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

A director who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee generally may not be present at this meeting or vote on this matter, unless a majority of members of the board of directors or the audit committee, as the case may be, has a personal interest in the matter. If a majority of the members of the board of directors has a personal interest, shareholder approval is generally also required.

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

Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the engagement of a controlling shareholder as an office holder or employee, generally require the approval of the audit committee, the board of directors and the shareholders of the company, in that order.  The shareholder approval must be by majority vote, provided that either:

•
at least  a majority of the shares of shareholders who have no personal interest in the transaction and are present and voting, in person, by proxy or by written ballot, at the meeting, vote in favor; or

•	the shareholders who have no personal interest in the transaction who vote against the transaction do not represent more than two percent of the voting rights in the company.

In addition, any such extraordinary transaction whose term is longer than three years may require further shareholder approval every three years, unless, where permissible the Israeli Companies Law, the audit committee approves that a longer term is reasonable under the circumstances.

It should be noted that under regulations promulgated under the Companies Law [Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”)], the aforesaid shareholder approval of extraordinary transactions is not required in certain instances, including without limitation, where the audit committee and board of directors determine that the transaction is solely to the benefit of the company, and in any case  provided that a shareholder(s) holding at least 1% of the company’s outstanding shares or voting power may demand such shareholder approval by sending a written notice within 14 days following announcement of the transaction’s approval relying on the Relief Regulations.

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

Indemnity and Insurance

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with an Indemnification Agreement, substantially in the form approved by our shareholders in 2009 (See Exhibit 4.3 in Item 19). We currently maintain directors and officers liability insurance with a per claim and aggregate coverage limit of $10 million including legal costs incurred.

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

The Companies Law also provides that an acquisition of shares in a public company must be made by means of a "special tender offer" if as a result of the acquisition the purchaser would become a 25% or greater shareholder of the company and there is no existing 25% or greater shareholder of the company. An acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% or greater shareholder of the company, unless there is already a 45% or greater shareholder of the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholder approval, (2) was from a 25% or greater shareholder of the company which resulted in the acquirer becoming a 25% or greater shareholder of the company, or (3) was from a 45% or greater shareholder of the company which resulted in the acquirer becoming a 45% or greater shareholder of the company.  The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a "full tender offer" for all of the outstanding shares.  In general, if less than 5% of the outstanding shares are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it.  Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

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

10.C.    Material Contracts

Several of our related party agreements may be deemed "Material Contracts", and are attached as exhibits hereto. See Item 19, List of Exhibits. For more details about such contracts, please see Item 7.B "Related Parties Transactions".

10.D.    Exchange Controls

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.  In May 1998, a new “general permit” was issued under the Israeli Currency Control Law, 1978, which removed most of the restrictions that previously existed under such law, and enabled Israeli citizens to freely invest outside of Israel and freely convert Israeli currency into non-Israeli currencies. However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% for the 2010 tax year and 24% for the 2011 tax year. Following an amendment to the Israeli Income Tax Ordinance, 1961 (the "Tax Ordinance"), which came into effect on January 1, 2009, the corporate tax rate is scheduled to decrease as follows: 23% for the 2012 tax year, 22% for the 2013 tax year, 21% for the 2014 tax year, 20% for the 2015 tax year and as from the 2016 tax year the company tax rate will be 18%.

Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

Our facilities currently enjoy Approved Enterprise status under The Law for Encouragement of Capital Investments, 1959 (the “Investments Law”). See discussion below regarding an amendment to the Investments Law that came into effect in 2005 and a reform of the Investments Law that came into effect in 2011.

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

Dividends paid by a company that owns an Approved Enterprise and that are attributable to income derived from that Approved Enterprise during the applicable benefits period, are taxed at a reduced rate of 15%, if the dividends are paid during the benefit period or no more than twelve years thereafter; or, if it qualifies as a foreign investors company without any time limitations.  This tax must be withheld at source by the company paying the dividend.  A dividend paid from income derived from an enterprise owned by a company that has elected the Alternative Benefits Program during the period in which it is exempt from tax is also subject to withholding tax at a 15% rate but causes the company to be liable for corporate tax on the gross-up amount distributed which for this purpose includes the amount of the corporate tax at the rate that would have been applicable had the company not elected the Alternative Benefits Program of up to 25%.

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

Amendment of the Investments Law

On April 1, 2005, an amendment to the Investments Law came into force. Pursuant to the amendment, a company’s facility will be granted the status of "Approved Enterprise" only if it is proven to be an industrial facility (as defined in the Investments Law) that contributes to the economic independence of the Israeli economy and is a competitive facility that contributes to the Israeli gross domestic product. The amendment provides that the Israeli Tax Authority and not the Investment Center will be responsible for an Approved Enterprise under the alternative package of benefits, referred to as a Benefited Enterprise. A company wishing to receive the tax benefits afforded to a Benefited Enterprise is required to select the tax year from which the period of benefits under the Investment Law are to commence by simply notifying the Israeli Tax Authority within 12 months of the end of that year or on the date on which it is obligated to file the tax return for that year, whichever is earlier. In order to be recognized as owning a Benefited Enterprise, a company is required to meet a number of conditions set forth in the amendment, including making a minimal investment in manufacturing assets for the Benefited Enterprise.

Pursuant to the amendment, a company with a Benefited Enterprise is entitled, in each tax year, to accelerated depreciation for the manufacturing assets used by the Benefited Enterprise and to certain tax benefits, provided that no more than 12 years have passed since the beginning of the year of commencement of benefits under the Investments Law. The tax benefits granted to a Benefited Enterprise are determined, as applicable to us, according to one of the following new tax routes:

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

Reform of the Investments Law - 2011

On December 29, 2010, the Israeli parliament approved an amendment to the Investments Law, effective as of January 1, 2011, which constitutes a reform of the incentives regime under such law. This amendment revises the objectives of the Investments Law to focus on achieving enhanced growth in the business sector, improving the Israeli industry’s competitiveness in international markets and creating employment and development opportunities in remote areas of Israel. The amendment allows enterprises meeting certain required criteria to enjoy grants as well as tax benefits. The amendment also introduces certain changes to the map of geographic development areas for purposes of the Investments Law, which will take effect in future years.

The amendment generally abolishes the previous tax benefit routes that were afforded under the Investments Law, specifically the tax-exemption periods previously allowed, and introduces new tax benefits for industrial enterprises meeting the criteria of the law, which include the following:

•
A reduced corporate tax rate for industrial enterprises, provided that more than 25% of  annual income is derived from export, which will apply to the enterprise’s entire preferred income so that in the tax years 2011-2012 the reduced tax rate will be 10% for preferred income derived from industrial facilities located in development area A and 15% for those located elsewhere in Israel; in the tax years 2013-2014 the reduced tax rate will be 7% for development area A and 12.5% for the rest of Israel; and in the tax year 2015 and onwards the reduced tax rate will be 6% for development area A and 12% for the rest of Israel.

•	The reduced tax rates will no longer be contingent upon making a minimum qualifying investment in productive assets.

•	A definition of “preferred income” was introduced into the Investments Law to include certain types of income that are generated by the Israeli production activity of a preferred enterprise.

•
A reduced dividend withholding tax rate of 15% will apply to dividends paid from preferred income to both Israeli and non-Israeli investors, with an exemption from such withholding tax applying to dividends paid to an Israeli company.

•
A special tax benefits route will be granted to certain industrial enterprises entitling them to a reduced tax rate of 5% for preferred income derived from industrial facilities located in development area A and 8% for those located elsewhere in Israel, provided certain threshold requirements are met and such enterprise can demonstrate its significant contribution to Israel’s economy and promotion of national market objectives.

The amendment will generally apply to preferred income produced or generated by a Preferred Company (as defined in the Investments Law) commencing from January 1, 2011. The amendment provides various transition provisions which allow, under certain circumstances, application of the new regime to investment programs previously approved or elected under the Investments Law in its previous form.  Although this recent amendment took effect on January 1, 2011, the transitional provisions of its adoption also allow the company to defer its adoption to future years.

Law for the Encouragement of Industry (Taxes), 1969

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

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel including our ordinary shares by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

The tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 20% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 25%. Additionally, if such shareholder is considered a "significant shareholder" at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 25%. However, the foregoing tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the following rates: (i) 20%, or 25% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; (ii) 15%, if the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefited Enterprise). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25% or 15% if the dividends are from income generated by an Approved Enterprise (or a Benefited Enterprise); however if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, and not more than 25% of our gross income consists of interest or dividends, then the maximum tax is 12.5% for a shareholder who is a U.S. corporation holding at least 10% of our issued voting power during the part of the taxable year preceding the date of payment of the dividend and during the whole of the prior taxable year (and additional conditions under the U.S. -Israel Tax Treaty are met).

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

The following discussion describes the material U.S. federal income tax consequences to a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust  or (b) the trust has a valid election in effect under applicable treasury regulations to be treated as a United States person (a "U.S. holder"). Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. holder (a "non-U.S. holder"). In addition, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity  is not considered, nor is the possible application of U.S. federal gift or estate taxes or any aspect of state, local or non-U.S. tax laws.

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

Distributions on Ordinary Shares

Subject to the discussion under the headings "Passive Foreign Investment Companies", U.S. holders are required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent of our current and accumulated earnings and profits attributable to the distribution, as determined for U.S. federal income tax purposes.  A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a 15% or lower rate of U.S. federal income taxation on dividends paid in taxable years beginning on or before December 31, 2012 if we are a "qualified foreign corporation" for U.S. federal income tax purposes.  We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company (please see discussion below) and (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the NASDAQ Capital Market). We believe that we currently are treated as a qualified foreign corporation, and we generally expect to be a qualified foreign corporation during all taxable years before 2013.  However, no assurance can be given that a change in circumstances will not affect our treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year.  In addition, a non-corporate U.S. Holder will not be eligible for the reduced rate if (a) such U.S. Holder has not held the ordinary shares for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. Holder as investment income under Section 163(d)(4)(B) of the Code.  Any days during which the U.S. Holder has diminished its risk of loss with respect to the ordinary shares (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period.  Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

Disposition of Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies", upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares. The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder held the shares for more than one year as of the time of disposition. Any gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for certain losses which will be treated as foreign source to the extent certain dividends were received by the U.S holder within the 24-month period preceding the date on which the U.S holder recognized the loss.

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

We do not belive we were a PFIC for the fiscal year ended December 31, 2010. However, due to legal and factual uncertainties such conclusion is not free from doubt and no assurances can be given in this regard. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

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

Legislation enacted in 2010 requires individual U.S. holders to report information to the IRS with respect to their investment in stock or securities issued by a person other than a United States person, if certain conditions are met.  Investors who are individuals and fail to report required information could become subject to penalties.  Prospective investors are encouraged to consult with their own tax advisors regarding the possible implication of this new legislation on their investment in our ordinary shares.

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

10.F.    Dividends and Paying Agents

Not applicable.

10.G.    Statement by Experts

Not applicable.

10.H.    Documents on Display

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we file annual and interim reports and other information with the SEC.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act and transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

Notwithstanding the foregoing, we furnish reports with the SEC on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and we solicit proxies and furnish proxy statements for all meetings of shareholders, a copy of which proxy statement is furnished promptly thereafter with the SEC under the cover of a Current Report on Form 6-K.

This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the following SEC public reference rooms:  100 F Street, N.E., Washington, D.C. 20549; and on the SEC Internet site (http://www.sec.gov) and on our website http://www.rittech.com.  The content of our website is not incorporated by reference into this annual report.

You may obtain information on the operation of the SEC’s public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330 or by visiting the SEC’s website at http://www.sec.gov.  The Exchange Act file number for our SEC filings is 0-29360.

The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

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

For some time, until 1997, inflation in Israel exceeded the devaluation of the NIS against the U.S. dollar and we experienced increases in the U.S. dollar cost of our operations in Israel. This trend was reversed in 1997 and has continued in reverse for every year thereafter until the present. In 2010, on an average yearly basis, there was a decrease of approximately 5% in value of the U.S. dollar in relation to the NIS (from 3.933 to 3.733) and there was an increase of approximately 5% in the value of the U.S. dollar in relation to the Euro (from 0.719 to 0.754). These changes in the U.S. dollar rate had an immaterial effect on our results in 2010. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro starts to rise in value relative to the U.S dollar, our business and financial condition could be negatively impacted.

The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents.  Our cash and cash equivalents are held substantially in New Israeli Shekels and in U.S. dollars. We place our cash and cash equivalents with major financial banks.  For purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents.  The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would be immaterial, as we do not have any borrowings.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information was accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2010. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures are effective.

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

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2010 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2010 is effective.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Israel Frieder is an audit committee financial expert, as defined by applicable SEC regulations. Mr. Frieder is "independent," as that term is defined under NASDAQ rules.

ITEM 16B.    CODE OF ETHICS

We have adopted a code of ethics applicable to our directors, officers and all other employees. Our code of ethics is publicly available on our website at www.rittech.com.  If we make any amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, which applies to our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on December 13, 2010, our shareholders re-appointed Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, or KPMG, to serve as our independent registered accounting firm until the next annual meeting. The following table sets forth, for each of the years indicated, the fees paid or payable to KPMG for the period indicated.

	2010	2009
Audit Fees (1)	$85,000	$91,550
Tax Fees (2)	5,000	5,000
All Other Fees	-	-
Total	90,000	96,550

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

ITEM 16D.    Exemptions from The Listing Standards for Audit Committee

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

The NASDAQ rules require that an issuer have a quorum requirement for shareholders meetings of at least one-third of the outstanding shares of the issuer’s common voting stock. We have chosen to follow home country practice with respect to the quorum requirements of an adjourned shareholders meeting. Our articles of association, as permitted under the Israeli Companies Law and Israeli practice, provide that the quorum requirements for an adjourned meeting are the presence of a minimum of two shareholders present in person. In addition, we have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. However, we post our Annual Report on Form 20-F on our web site (www. rittech.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

PART III

ITEM 17.    FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.    FINANCIAL STATEMENTS

ITEM 19.    EXHIBITS

(b)    List of Exhibits

1.1	Amended and Restated Memorandum of Association. *

1.2	Amended and Restated Articles of Association. *

2.1	Amended Form of Share Certificate Representing Ordinary Shares. *

4.1	Amended RiT Technologies Ltd. 2003 Share Option Plan.*

4.2	Form of Indemnification Agreement (1)

8.1	List of Subsidiaries. (2)

10.1	Convertible Loan Agreement dated June 11, 2009 (3)

10.2	Addendum to the Convertible Loan Agreement dated February 17, 2010 (4) and Addendum to the Convertible Loan Agreement dated April 14, 2011 (5)

10.3.	Share Purchase Agreement dated May 17, 2010 (6)

10.4	Product Alliance Agreement dated February 19, 2010 (7)

10.5	Share Purchase Agreement dated September 13, 2010 *

10.6	Share Purchase Agreement dated March 15, 2011. *

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Somekh, Chaikin,Independent Registered Public Accounting Firm.*
_____________
(1) Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed on the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 11, 2009.
(2) Incorporated by reference to Exhibit 8.1 to the Annual Report on Form 20-F for the Year ended December 31, 2004, filed with the SEC on March 31, 2005.
(3) Incorporated by reference to Annex B of Exhibit 99.3 to the Company's Form 6-K filed with the SEC on August 11, 2009.
(4) Incorporated by reference to Exhibit 99.2 to the Company's Form 6-K filed with the SEC on April 29, 2010.
(5) Incorporated by reference to Exhibit 99.2 to the Company's Form 6-K filed with the SEC on April 18, 2011.
(6) Incorporated by reference to Exhibit 4.6 to the Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 29, 2010.
(7) Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on May 17, 2010.

*	Filed herewith.

**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD.

By:	/s/ Eran Ayzik
Eran Ayzik
President and Chief Executive Officer

June 30, 2011

RiT Technologies Ltd.
and Subsidiaries

Consolidated Financial Statements

December 31, 2010

RiT Technologies Ltd.
and Subsidiaries

Consolidated Financial Statements as of December 31, 2010

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2010 and 2009 and the related consolidated statements of operations, shareholders' equity and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel, June 30, 2011

RiT Technologies Ltd.
and Subsidiaries

Consolidated Balance Sheets

	December 31
	2010	2009
	US$ thousands	US$ thousands
Assets
Current Assets (Note 8A)
Cash and cash equivalents	1,391	1,610
Trade receivables, net *	3,259	2,044
Other current assets	259	462
Assets held for severance benefits (note 4)	7	112
Inventories	3,310	3,355
Total Current Assets	8,226	7,583

Other Assets
Long-term trade receivable	-	181
Assets held for severance benefits (Note 4)	1,197	1,409
	1,197	1,590

Property and Equipment, net (Note 3)	260	382
Total Assets	9,683	9,555

Liabilities and Shareholders' Equity
Current Liabilities
Short term loan (note 9A, 8A6)	259	250
Trade payables	2,391	1,322
Other payables and accrued liabilities (Note 8A5)	1,206	1,340
Liability in respect of employees' severance benefits (Note 4)	9	143
Total Current Liabilities	3,865	3,055

Other liabilities
Principle shareholder convertible loan (Note 9A)	1,519	1,805
Liability in respect of employees' severance benefits (Note 4)	1,368	1,633
	2,887	3,438
Total Liabilities	6,752	6,493

Commitments and Contingencies (Note 5)

Shareholders' Equity (Note 6)
Share capital	854	559
Treasury stock	(27)	(27)
Additional paid-in capital	39,880	36,820
Accumulated deficit	(37,776)	(34,290)
Total Shareholders' Equity	2,931	3,062
Total Liabilities and Shareholders' Equity	9,683	9,555

*	Includes balances in the amounts of $110 thousand and $52 thousand with related parties as of December 31, 2010 and 2009, respectively (see also note 9A).

/s/ Galia Druker	/s/ Eran Ayzik
Director	President and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31
	2010	2009	2008
	US$ thousands	US$ thousands	US$ thousands

Sales (Notes 8B1) *	11,400	8,655	22,556
Cost of sales (Notes 5A and 8B2) *	6,319	4,710	11,080

Gross profit	5,081	3,945	11,476

Operating expenses: *

Research and development, gross	1,976	3,158	3,781
Less – royalty-bearing participation (Note 5A)	(73)	(206)	(104)
Research and development, net	1,903	2,952	3,677

Sales and marketing	4,581	5,268	6,351

General and administrative	2,012	2,065	2,718

Total operating expenses	8,496	10,285	12,746

Operating loss	(3,415)	(6,340)	(1,270)

Financing income (loss), net (Note 8B3) *	(71)	(110)	52

Loss before income tax expense	(3,486)	(6,450)	(1,218)

Taxes on income (Note 7)	-	-	-

Net loss for the year	(3,486)	(6,450)	(1,218)
Net loss per share (Note 2Q):
Basic and diluted net loss per ordinary share (US$)	(1.10)	(2.48)	(0.59)
Weighted average number of ordinary shares used to
compute basic and diluted net loss per ordinary share **	3,171,124	2,604,428	2,060,697

*	See Note 9B for transactions with related parties.
**	During 2009, the Company performed reverse split (See Note 6A1).

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Loss

	Share capital **
	Deferred shares*	Ordinary shares*	Treasury stock*	Ordinary shares	Treasury stock	Additional paid-in capital	Accumulated deficit	Total
	Number of shares			US$ (in thousands)	US (in thousands)	US$ (in thousands)	US$ (in thousands)	US$ (in thousands)

Balance as of January 1, 2008	17,030	1,835,197	2,125	389	(27)	32,580	(26,622)	6,320

Changes during 2008
Issuance of shares to a principle shareholder (Note 9)	-	769,231	-	170	-	3,830	-	4,000
Stock compensation expense	-	-	-	-	-	271	-	271
Net loss for the year and total comprehensive loss	-	-	-	-	-	-	(1,218)	(1,218)

Balance as of December 31, 2008	17,030	2,604,428	2,125	559	(27)	36,681	(27,840)	9,373

Changes during 2009
Stock compensation expense	-	-	-	-	-	139	-	139
Net loss for the year and total comprehensive loss	-	-	-	-	-	-	(6,450)	(6,450)
Balance as of December 31, 2009	17,030	2,604,428	2,125	559	(27)	36,820	(34,290)	3,062

Changes during 2010
Issuance of shares to a principle shareholder (Note 9)	-	1,302,613	-	280	-	2,758		3,038
Stock compensation expense			-	-	-	12	-	12
Exercise of options	-	66,498	-	15	-	290	-	305
Net loss for the year and total comprehensive loss	-	-	-	-	-	-	(3,486)	(3,486)
Balance as of December 31, 2010	17,030	3,973,539	2,125	854	(27)	39,880	(37,776)	2,931

*	Ordinary Shares – NIS 0.8 par value
Authorized shares: 10,000,000 as of December 31, 2010 and 2009; issued 3,975,664 as of December 31, 2010 and 2009 (including 2,125 of which are held by a subsidiary) and outstanding 3,973,539 as of December 31, 2010 and 2,604,428 as of December 31, 2009.
Deferred Shares – NIS 0.1 par value
Authorized shares: 20,230, issued and outstanding 17,030 shares as of December 31, 2010 and 2009.

**	During 2009 the Company performed reverse split (See Note 6A1).

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2010	2009	2008
	US$ thousands	US$ thousands	US$ thousands

Net loss for the year	(3,486)	(6,450)	(1,218)
Adjustments to reconcile net loss to net cash
used in operating activities:
Severance pay benefits, net	(82)	(242)	32
Depreciation and write off of property and equipment	168	254	276
Stock compensation expense	12	139	271

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	(1,215)	1,693	799
Decrease (increase) in long-term trade receivable	181	170	(351)
Decrease (increase) in other current assets	203	74	(166)
Decrease (increase) in inventories	45	623	(294)
Increase (decrease) in accounts payable and accruals:
Trade	1,084	(1,734)	(788)
Interest over principle shareholder convertible loan	42	3	-
Other	(134)	(946)	(173)
Net cash used for operating activities	(3,182)	(6,416)	(1,612)

Investing
Purchase of property and equipment	(61)	(137)	(127)
Net cash provided by (used for) investing activities	(61)	(137)	(127)

Financing
Proceeds from short term loan	259	250	-
Repayment from short term loan	(250)	-	-
Proceeds from principle shareholder loan (Note 9)	-	-	2,000
Repayment of principle shareholder loan (Note 9)	-	-	(2,000)
Issuance of shares to a principle shareholder (Note 9)	-	-	4,000
Proceeds from principle shareholder convertible loan	2,710	1,802	-
Proceeds from exercise of options	305	-	-
Net cash provided by financing activities	3,024	2,052	4,000

Net increase (decrease) in cash and cash equivalents	(219)	(4,501)	2,261
Cash and cash equivalents, beginning of year	1,610	6,111	3,850

Cash and cash equivalents, end of year	1,391	1,610	6,111

Non cash investing activities:
Purchase of property and equipment	5	20	65

Non cash financing activities:
Conversion of Loan	3,038	-	-

Cash paid during the year for:
Interest	30	15	30

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 1 - General

RiT Technologies Ltd. (the “Company” or “RiT”), an Israeli company, which was incorporated and commenced operations in 1989, pioneered the development of intelligent physical layer solutions, designed to provide superior control, utilization and maintenance of networks. In the enterprise market, RiT’s solutions are designed to help customers maximize control and maintenance efficiency and reduce an enterprise’s network infrastructure ownership costs.  In the carrier market, the Company’s solutions enable reliable mass verification and qualification by telcos.

The Company has a wholly-owned subsidiary in the United States, RiT Technologies Inc. (the “US subsidiary”), which was incorporated in 1993 under the laws of the State of New Jersey.  The US subsidiary is primarily engaged in the selling and marketing in the United States of the Company’s  products.

In May 1997, the Company incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd. (the “Israeli subsidiary”), intended to make various investments including in securities.  As of the balance sheet date, the Israeli subsidiary holds part of the Company’s outstanding shares (2,125). As of December 31, 2010 the Israeli subsidiary is inactive.

The Company had significant losses attributable to its operations. The Company has managed its liquidity during this time through a series of cost reduction initiatives, expansion of its sales into new markets and private placement transactions Based on the most current sales and spending projections, the Company’s etimated liquidity during the remainder of 2011 will be adequate to satisfy its liquidity requirements to meet the Company’s operating and loan obligations as they become due through calendar year 2011; however, these may be at or near the minimum amount necessary. The Company’s ability to continue as a going concern is substantially dependent on the successful execution of the sales and spending projections referred to above. There is no assurance that if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity in order to continue as a going concern.

 RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

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

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 2 - Summary of Significant Accounting Policies (cont’d)

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

G.          Assets held for severance benefits

Assets held for employees’ severance benefits represent cash surrender of managers' insurance policies that are recorded at their current redemption value.

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

* Over the shorter of the relevant lease period or their useful lives (mainly at 25%)

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 2 - Summary of Significant Accounting Policies (cont’d)

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

The Company applies the guidance in “ASC Topic 605 Revenue Recognition” to determine if the contract or arrangement contains more than one unit of accounting and, if applicable, the allocation of arrangement consideration to such units of accounting .

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

K.           Government grants

When the Government of Israel has approves a grant for research and development (see Note 5A) the grants are recognized as receivables when the related research and development costs are incurred.

The grants are reflected as a reduction of research and development expenses.  Royalty expenses in respect of such grants are classified as part of cost of sales when the related sales are recognized.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 2 - Summary of Significant Accounting Policies (cont’d)

L.          Allowance for product warranty

It is the Company's policy to grant a warranty for certain products.  The balance sheet provision for warranties for all periods through December 31, 2010 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

The following are the changes in liability for product warranty:

US$ (thousands)
Balance at December 31, 2008	129
Accrual for warranties issued during the year	1
Warranty costs incurred (actual warranty claims)	(64)
Balance at December 31, 2009	66
Accrual for warranties issued during the year	-
Warranty costs incurred (actual warranty claims)	(36)

Balance at December 31, 2010	30

M.         Stock option plans

At December 31, 2010, the Company has several employee compensation plans, which are described in Note 6. the company recognizes all employee stock based compensation as a cost in the financial statement in accordance with “ASC Topic 718 compensation- stock compensation” (“ASC Topic 718”).

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

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 2 - Summary of Significant Accounting Policies (cont’d)

M.         Stock option plans (cont’d)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions

1.	The current price of the share is the market value of such shares at the date of issuance.

2.	Dividend yield of zero percent for all relevant periods.

3.	Risk free interest rates are as follows:

Year ended December 31%
2010	-
2009	1.87
2008	2.75

4.	Expected term of 4 years for each option granted.

5.	In 2010 there were no grants of options.

Expected volatility of 88.54% and 81.9% for the years ended December 31, 2009 and 2008, respectively.

The exercise price for options granted to employees generally at not less than the fair value of the Company’s ordinary shares at the date of grant.

N.          Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets in accordance with the provisions of “ASC Topic 360 Property, Plant and Equipment”. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment charges were recorded during 2010, 2009 and 2008.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 2 - Summary of Significant Accounting Policies (cont’d)

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

The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 58,792 stock options for the year ended December 31, 2010 (for the year ended December 31, 2009 – 190,366 stock options ; for the year ended December 31, 2008 – 235,125 and 139,504 warrants ).

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

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

The Company is adoption of ASC 820-10-65-4 but it did not have a material impact on its balance sheet or statement of operations.

U.          Recently Issued Accounting Pronouncements

1.
In October 2009, the FASB issued Accounting Standards Update (ASU) 200913, Revenue Recognition (Topic 605): Multiple Deliverable Revenue Arrangements (EITF Issue No. 081, “Revenue Arrangements with Multiple Deliverables”). ASU 200913 amends FASB ASC Subtopic 60525, Revenue Recognition—Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multipleelement arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 in 2011 will not have a material impact on its consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 2 - Summary of Significant Accounting Policies (cont’d)

U.          Recently Issued Accounting Pronouncements (cont’d)

2.
In July 2010, the FASB issued ASU 2010-20, Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which significantly increases disclosures about credit quality of financing receivables and the allowance for credit losses, and requires disclosures to be made at a greater level of disaggregation. ASU 2010-20 is effective for nonpublic companies in fiscal years ending on or after December 15, 2011.  The adoption of this guidance in 2011 will affect the Company’s disclosures relating to notes receivable.

Note 3 - Property and Equipment

Property and equipment, net, consist of the following:

	December 31
	2010	2009
	US$ thousands	US$ thousands

Cost
Research and development equipment	1,292	1,283
Manufacturing equipment	530	526
Office furniture and equipment	1,255	1,235
Leasehold improvements	221	208
	3,298	3,252
Less accumulated depreciation
Research and development equipment	1,213	1,146
Manufacturing equipment	485	451
Office furniture and equipment	1,168	1,107
Leasehold improvements	172	166
	3,038	2,870

	260	382

Depreciation expense for the years ended December 31, 2010, 2009 and 2008 was $168 thousand $254 thousand and $276 thousand, respectively.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

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

Severance pay expense for the years ended December 31, 2010, 2009 and 2008 was $362 thousand, $449 thousand and $424 thousand, respectively.

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

Royalties are payable from the commencement of sales of each of these products.

As of December 31, 2010, total commitment payable to the OCS, including interest to date at the above rate, amounted to approximately $1.3 million.

Royalties expenses to the OCS are classified as part of cost of sales (see Note 8B2).

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 5 - Commitments and Contingencies (cont'd)

B.           Lease commitments

1.
Premises occupied by the Company and the US subsidiary are rented under various operating leases.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha'ayin expire in December 2011 and June 2011, respectively. The lease agreement for the premises in New Jersey is month-to-month and can be terminated upon 30 days notice. The lease agreement for the representative office in Beijing, China, expires in December 2011. The lease agreement for the representative office in Moscow expires in June 2011. Minimum future rental payments due under the above leases (except for New Jersey), at rates in effect on December 31, 2010, assuming no options are exercised, are as follows:

Year ending December 31	US$ thousands

2011	358
2012	307

665

Part of the lease agreements in Israel are secured by a bank guarantee in the amount of $28 thousand.

Lease expense was $394 thousand, $521 thousand and $542 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

2.
The Company has several operating leases in respect of motor vehicles. These lease agreements expire on various dates up to 2013. Minimum future lease payments due under the above leases on December 31, 2010, assuming no options are exercised, are as follows:

Year ending December 31	US$ thousands

2011	222
2012	73
2013	6

301

Lease expense was $244 thousand, $345 thousand and $364 thousand for the years ended December 31, 2010, 2009 and 2008, respectively.

C.           Other commitments

As of December 31, 2010, bank guarantees in the amount of $17 thousand have been issued, for VAT commitments and customs duty on importation.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

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

On significant carrier sales and on sales in areas where there is a risk of collection, the Company secures the payment by customer bank guarantee (L.C.) as applicable.

See also Note 9 for related party transactions.

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

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 6 - Shareholders’ Equity

A.          Share Capital

1.
On July 20, 2009 the Board of Directors approved a one-for-eight reverse split of the Company’s outstanding ordinary shares, to become effective during August 2009.

The split became effective on August 24, 2009.

The number of the ordinary shares outstanding was decreased from 20,835,420 to 2,604,428 reflecting the rounding off of fractional shares and the par value per Ordinary share was increased from NIS 0.1 to NIS 0.8.

As of December 31, 2010, the number of the ordinary shares outstanding is 3,973,539

2.	See Notes 9 and 10 regarding issuance of shares to a principle shareholder.

B.            Share options

1.             RiT Technologies Ltd. 2003 Option Plan

In July 2003, the board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently administered by the board of directors (or the Share Incentive Committee appointed by the Board to administer the 2003 Share Option Plan). The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the board of directors, as specified in the grant letter issued by us to the grantee. Unless otherwise determined by the board of directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually.

As of December 31, 2010, the number of options granted under the 2003 Plan is 417,397 options and the number of options outstanding under the 2003 Plan is 52,082 options. As of December 31, 2010, 73,505 options are available for future grant.

2.             RiT Technologies Inc. Employee Stock Option Plan

In May 1999, the board of Directors of the Company adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase the company’s ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options.  .

As of December 31, 2010, the number of options granted under the RiT Inc. Plan is 44,375 options and the number of options outstanding under the RiT Inc. Plan is 6,710 options. The RiT Inc. Plan expired during May 2009.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 6 - Shareholders’ Equity (cont'd)

B.           Share options (cont'd)

3.	Stock Options granted under the Employees' and Non-employees' Share Option Plans are as follows:

	Number of	Weighted average	Weighted average grant date
	options	exercise price	fair value
		US$	US$
Options unexercised as of January 1, 2008	183,404

Granted	104,625	7.92	3.04
Forfeited	(52,904)	14.24	8.8

Options unexercised as of December 31, 2008	235,125

Granted	8,000	4.46	1.83
Expired	(500)	20	12.3
Forfeited	(52,259)	16.93	10.65

Options unexercised as of December 31, 2009	190,366

Exercised	(66,498)	4.58	2.57
Expired	(42,098)	11.47	2.85
Forfeited	(22,978)	3.67	2.78

Options unexercised as of December 31, 2010	58,792

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 6 - Shareholders’ Equity (cont’d)

B.          Share options (cont'd)

3.           Stock Options granted under the Employees' and Non-employees' Share Option Plans are as follows: (cont’d)

At December 31, 2010, total compensation cost related to option awards not yet recognized amount to $9 thousand and will be recognized in the statements of operations during fiscal years 2011 – 2012.

The following table summarizes information about stock options outstanding as of December 31, 2010:

	Options outstanding			Options exercisable
	Number of	Weighted		Number of
	shares	average		exercisable
	unexercised as of	remaining	Average	shares as of	Average
	December 31	contractual	exercise	December 31	exercise
Rates of exercise	2010	life	price	2010	price
prices in US$		In years	US$		US$
4.8	7,585	3.30	4.8	3,999	4.8
5.12-5.44	3,875	4.31	5.41	1,084	5.44
8.88-8.96	5,334	1.55	8.95	5,334	8.95
9.2-9.84	3,230	5.15	9.67	3,230	9.67
10.24-11.84	2,688	2.98	10.69	2,688	10.69
12.8-12.88	20,001	3.84	12.80	20,001	12.80
14.88	10,954	3.77	14.88	10,954	14.88
20.64-25.2	5,125	3.77	22.04	5,125	22.04

	58,792			52,415

At December 31, 2010, options with an average exercise price of $12.68 were exercisable for 52,415 shares (at December 31, 2009, options with an average exercise price of $9.64 were exercisable for 140,221 shares).

Weighted average exercise prices for the options outstanding at December 31, 2010 and 2009 were $11.86 and $8.26, respectively.

Weighted average remaining contractual life of outstanding options at December 31, 2010 was 3.61 years and the intrinsic value as of December 31, 2010 is 2.29.

The Black-Scholes assumptions used in valuing the options are presented in Note 2M.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 6 - Shareholders’ Equity (cont’d)

B.          Share options (cont'd)

3.           Stock Options granted under the Employees' and Non-employees' Share Option Plans are as follows: (cont’d)

A summary of the status of the Company nonvested options as of December 31, 2009 and changes during the year ended December 31, 2010 is presented below:

		Weighted
		Average grant
		Date
Nonvested options	Options	Fair value
Nonvested at December 31, 2009	50,145	2.78
Vested	(20,790)	2.91
Forfeited	(22,978)	2.68

Nonvested at December 31, 2010	6,377

4.           Options to non-employees

The Company applies the fair value-based method of accounting set forth in ASC Topic 505 to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are fully vested. The Company granted a total of 31,188 options during the years 2003-2010. Such options granted to non-employees were granted as part of The 2003 Plan.

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

The distribution of cash dividends out of retained earnings as of December 31, 2010, would subject the Company to a 25% tax in respect of the income from which it was distributed, according to the terms of the tax exemption due to its "approved enterprise" status, as explained in Note 7B.

The Company has decided not to distribute the said tax exempt income as dividends.  In the event of a dividend distribution as above, the tax amount would be charged as an expense in the statement of operations.
See also Note 7B1(b).

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

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

Income arising from the Company's "Approved Enterprise" is subject to zero tax rates commencing in the year in which the "Approved Enterprise" first earns taxable income under the "Alternative Benefit Method" and reduced tax rates based on the level of direct or indirect ownership for a specific period. The period of benefits in respect of most of the Company's production facilities will terminate in the years 2010 – 2011 (the period of benefits in respect of the first approval was terminated in 2005). No new approvals have been received since 1997.

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

d.
On July 25, 2005, the Israeli Parliament passed the Law for the Amendment of the Income Tax Ordinance (No. 147) – 2005, which provides, inter alia, for a gradual reduction in the company tax rate to 25% as from the 2010 tax year.

On July 14, 2009, the Israeli Parliament passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, and additional gradual reduction in the company tax rate to 18% as from the 2016 tax year.  In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year – 26%, in the 2010 tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

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

3.           Conditions for entitlement to the tax benefits

Entitlement to the tax benefits of the Company’s “Approved Enterprise” status is dependent upon the Company complying with the conditions stipulated by the Law and the regulations published there under, as well as the criteria set forth in the approval for the specific investment in the Company’s “Approved Enterprise”.

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

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 7 - Taxes on Income (cont’d)

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law") (cont’d)

4.	Amendments to the Law (cont’d)

d.	Upon the establishment of an "Approved Enterprise", an investment of at least NIS 300 thousand in production machinery and equipment within three years is required.

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

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 7 - Taxes on Income (cont’d)

E.           Tax assessment and tax loss carry forwards

The Company has not received final tax assessments since its incorporation.  In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2005 tax year can be regarded as final. The Company's Israeli tax loss carry forward are denominated in NIS and approximates $44,465 as of December 31, 2010, and can be carried forward indefinitely against future taxable income.

The U.S. subsidiary is taxed under the U.S. Federal and State income tax rules. As of December 31, 2010, the U.S. subsidiary has Federal tax loss carry forwards of approximately $5,864, which will expire between 2011 and 2029. Following the change in control which occurred in the parent company in June 2008, the U.S. subsidiary might be exposed to an ownership change as defined in the Internal Revenue Code Section 382. An ownership change occurs when the ownership percentage of 5% or greater stockholders changes by more than 50% over a three-year period. As a result, the utilization of a significant portion of the tax loss carry forwards in the U.S. subsidiary might be severely limited.

F.           Deferred tax assets and liabilities

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2010	2009
	US$ thousands	US$ thousands
Deferred tax assets:
Allowance for doubtful accounts	16	7
Severance pay	31	48
Vacation pay	73	80
Research and development	40	65
Tax loss carry forwards	9,747	8,386
Total gross deferred tax assets	9,907	8,586

Valuation allowance	(9,907)	(8,586)

Net deferred tax assets	-	-

The net change in valuation allowance for the year ended December 31, 2010 was an increase of  $1,321 thousand and decrease of $1,021 thousand and an increase of $632 thousand for the years ended December 31, 2009 and 2008, respectively.

Deferred tax assets for future benefits are included where their realization is more likely than not.

Because of history of taxable losses, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets. As such, the Company has recorded a full valuation allowance in regard of all its tax loss carry forwards as well as for other deductible temporary differences at December 31, 2010 and 2009.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 7 - Taxes on Income (cont’d)

G.	Loss before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense

The components of loss before income tax expense are as follows:

	Year ended December 31
	2010	2009	2008
Israel	(2,923)	(6,273)	(968)
United States	(563)	(177)	(250)

Loss before income tax expense	(3,486)	(6,450)	(1,218)

A reconciliation of the theoretical income tax expense, assuming all loss is taxed at the Israeli statutory income tax rate of 25% for the year ended December 31, 2010, 26% for the year ended December 31, 2009 and 27% for the year ended December 31, 2008, and the actual income tax expense, is as follows:

	Year ended December 31
	2010	2009	2008
	US$ thousands	US$ thousands	US$ thousands
Loss before income tax expense	(3,486)	(6,450)	(1,218)

Theoretical income tax benefit at Israeli
statutory tax rates	(873)	(1,677)	(329)
Non-deductible expense	11	13	77
Stock compensation expense	3	36	73
Change in valuation allowance	1,321	(1,021)	632
Adjustments arising from differences on the
tax rate	2,678	2,686	-
Financial reporting purposes and other**	(3,140)	(37)	(453)

Income tax expense for the reported year	-	-	-

**
Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company, and the exchange rate of Israeli currency relative to the dollar.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 7 - Taxes on Income (cont’d)

H.           Accounting for uncertainty in income taxes

The Company and its subsidiaries adopted the provisions of ASC Topic 740 as of January 1, 2007, and there was no material effect on the financial statements. As a result, the Company did not record any cumulative effect adjustment related to adopting ASC Topic 740.

The total amount of gross unrecognized tax benefits as of January 1, 2007, was $0.6 million. There was no change in the unrecognized tax benefits during the years ended December 31, 2007, 2008, 2009 and 2010. The entire balance of the unrecognized tax benefits, if recognized, would not affect the effective tax rate as this amount would be offset by compensating adjustments in the Company's deferred tax assets that would be subject to a valuation allowance based on the conditions existing at the Company's reporting date.

The Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next year.

The Company and its subsidiaries account for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of January 1, 2007, and for the years ended December 31, 2007, 2008, 2009 and 2010, no interest and penalties related to unrecognized tax benefits had been accrued.

The Company and its subsidiaries file income tax returns in Israel and in the U.S.  The Israeli tax returns of the Company and its Israeli subsidiary are open to examination by the Israeli Tax Authorities for the tax years beginning in 2006.  The U.S. tax returns of the U.S. subsidiary are open to examination by the U.S. tax authorities for tax years beginning in 2006.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 8 - Supplementary Financial Statements Information

A.            Balance Sheets

1.             Cash and cash equivalents

 Comprised of:

	December 31
	2010	2009
	US$ thousands	US$ thousands
Cash and deposits *	1,391	1,610

*	As of December 31, 2010, $179 is deposited in NIS bearing an average annual interest of 1.37%. $164 was pledged against the Company's bank guarantees.

*	As of December 31, 2009, $146 is deposited in NIS bearing an average annual interest of 0.85%. $44 was pledged against the Company's bank guarantees.

The deposits are in thousands.

2.             Trade receivables, net

Trade receivables, net, consist of the following:

	December 31
	2010	2009
	US$ thousands	US$ thousands
Trade receivables	3,325	2,073
Less allowance for doubtful accounts (*)	(66)	(29)

	3,259	2,044

*           The following are the changes in the allowance for doubtful accounts:

Changes in the allowance for doubtful accounts

US$ thousands
Balance as of January 1, 2008	23
Additions	9
Deductions	(11)

Balance as of December 31, 2008	21
Additions	16
Deductions	(8)

Balance as of December 31, 2009	29
Additions	53
Deductions	(16)

Balance as of December 31, 2010	66

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 8 - Supplementary Financial Statements Information (cont'd)

A.            Balance Sheets (cont'd)

3.             Other current assets

Other current assets consist of the following:

	December 31
	2010	2009
	US$ thousands	US$ thousands
Receivables from the Government of Israel:
OCS	-	206
Value added tax authorities	85	60
Prepaid expenses	136	136
Other	38	60

	259	462

4.	Inventories

Inventories consist of the following:

	December 31
	2010	2009
	US$ thousands	US$ thousands
Raw materials and subassemblies	1,390	1,355
Work in process	514	162
Finished products	1,406	1,838

	3,310	3,355

5.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31
	2010	2009
	US$ thousands	US$ thousands
Employees and employee institutions	817	845
Government of Israel:
Accrued expenses	338	424
Provision for product warranty	30	66
Other	21	5

	1,206	1,340

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 8 - Supplementary Financial Statements Information (cont'd)

A.            Balance Sheets (cont'd)

6.             Short term loan

On December 31, 2010 the company entered into a factoring agreement with CLAL Factoring where the company received $259 thousands. The proceeds received are presented within short term loans

7.             Fair Value Measurements

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

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 8 - Supplementary Financial Statements Information (cont'd)

B.            Statements of operations

1.             Sales (1)

(a)           Classification of sales by geographical destination:

	Year ended December 31
	2010	2009	2008
	US$ thousands	US$ thousands	US$ thousands
United States	546	1,723	2,911
Europe	4,699	3,461	13,445
Israel	1,966	1,155	1,728
South and Latin America	599	351	944
Asia Pacific	3,395	1,494	2,728
Rest of the world	195	471	800

	11,400	8,655	22,556

(1)   Sales are attributed to geographical areas based on location of customers.
      The Company’s property and equipment is primarily located in Israel.

(b)           Sales by major product lines:

	Year ended December 31
	2010	2009	2008
	US$ thousands	US$ thousands	US$ thousands
Enterprise Solution	10,833	8,129	18,919
Carrier Solution	567	526	3,637

	11,400	8,655	22,556

(c)           Principal customers:

During fiscal years 2010, 2009 and 2008 there were no sales to customers exceeding 10% of total sales.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 8 - Supplementary Financial Statements Information (cont'd)

B.            Statements of operations (cont’d)

2.            Cost of sales

Cost of sales consists of the following:

	Year ended December 31
	2010	2009	2008
	US$ thousands	US$ thousands	US$ thousands
Payroll and related benefits	715	878	975
Materials purchased	3,795	1,922	7,293
Subcontracted work	1,330	732	2,189
Royalties to the OCS	16	32	129
Write-down of inventories	87	121	181
Other production costs	564	477	944

	6,507	4,162	11,711
Decrease (increase) in inventories	(188)	548	(631)

	6,319	4,710	11,080

*              Following sales weaker than originally projected, especially of the Carrier products, the Company wrote-off excessive and slow-moving inventories.

3.             Financing income, net

Financing income, net, consists of the following:

	Year ended December 31
	2010	2009	2008
	US$ thousands	US$ thousands	US$ thousands
Expenses:
Interest on short-term credits and bank charges	(30)	(53)	(27)
Interest on long-term principle shareholder loan	(42)	(3)	-
Exchange translation (expenses) income, net	(2)	(65)	(23)
	(74)	(121)	(50)
Income:
Interest from banks and others	3	11	102

Financing income, net	(71)	(110)	52

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 9 - Related Parties Balances and Transactions

Distributor Agreement – Enterprise: STINS COMAN, which became our largest shareholder in June 2008, has served as our distributor in Russia for our enterprise products since 1994 and has worked with us consistently since that date. In May 2005, more than three years before STINS COMAN became a principal shareholder of RiT, we entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of enterprise products in Russia. The term of the Distributor Agreement has expired and, following approval of our Audit Committee, Board of Directors and shareholders we renewed its term initially until July 14, 2009, and in June 10, 2010 we extended the term until July 14, 2011 (the “Extended Term”). Such Extended Term shall, subject to applicable law, automatically renew for additional one-year terms at the conclusion of each period, unless terminated by either party.

Under the Distributor Agreement, STINS Corp. undertook a series of obligations, including to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. We undertook a series of obligations, including to supply STINS Corp., at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. The prices at which STINS Corp. is entitled to buy our products is, like most of our distributors, at a 50% discount to the recommended price list existing at the time we accept each purchase order. In 2010, 2009 and 2008, we generated approximately $595,000, $306,000 and $969,000, respectively, in revenues from orders placed by STINS COMAN under the Distributor Agreement.

2008 Private Placement. In June 2008, we entered into a short-term loan agreement with STINS COMAN, under which STINS COMAN extended us an unsecured loan of up to $4 million at an annual interest rate of 2.47%. Under the loan agreement, we were required to repay the outstanding principal amount and the interest accrued thereon in one payment 12 months after receipt of the funds. In July 2008, we entered into a binding Memorandum of Understanding for a private issuance by the Company of newly issued ordinary shares to STINS COMAN, whereby the outstanding loan amount and the interest accrued thereon will convert, at the closing, into ordinary shares at a conversion price of $0.65 per share. The closing was subjectto the execution of a definitive agreement and was approved by our shareholders in the annual meeting held in August 2008. In September 2008, we completed the private placement transaction and we issued to STINS COMAN 769,231 (6,153,846 prereverse stock split) of our ordinary shares at $5.2 ($0.65) per share, for aggregate proceeds of $4 million, which replaced the $4 million already committed under the loan agreement. Pursuant to the securities purchase agreement, we also agreed to make reasonable commercial efforts to register for resale all the newly issued ordinary shares under the Securities Act of 1933, as amended, within six months following demand by STINS COMAN. The purchase agreement included customary representations and warranties by STINS COMAN with respect to its status and limited representations by us regarding the transaction and the validity of the shares.

Employment. Mr. Sergey Anisimov is the Chairman of our Board of Directors and is the founder and President of STINS COMAN. In July 2008, our Audit Committee and Board of Directors approved the employment of Mr. Anisimov's son in the quality assurance department at a monthly gross salary of approximately NIS 12,000 (approximately $3,400), and additional social benefits in accordance with our policy. Our Audit Committee and Board of Directors also approved, subject to shareholder approval, a framework arrangement pursuant to which any modifications or amendments to be made in Mr. Anisimov’s son’s employment terms or position by our officers in the future are approved; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year, (iii) any change in position is permitted as long as he is not appointed as one of our office holders; and (iv) the further approval by the Audit Committee and the Board of Directors. Following said approvals by the Board and Audit Committee, the shareholders approved the foregoing compensation and framework arrangement at the annual meeting held in August 2008. In September 2010, our Audit Committee and Board of Directors approved a raise of Mr. Anisimov’s son’s salary by 20% for 2008 and 20% for 2009 i.e. an aggregate of 44% raise of salary, as well as a change of position to work in our support department.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 9 - Related Parties Balances and Transactions (cont’d)

Distributor Agreement – Carrier. In September 2008, we entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of carrier products in the CIS market until, initially, September 2009, with automatic renewals for additional one year terms, unless terminated by either party. We refer to this agreement as the Carrier Distributor Agreement. The Carrier Distributor Agreement is an umbrella agreement that provides a framework for future deals in the carrier market, the terms of each of which would require further approval of our Audit Committee and Board of Directors and, if required under Israeli law, our shareholders. The prices at which STINS Corp. is entitled to buy carrier products is at the recommended price list existing at the time we accept the purchase order, unless otherwise agreed by the parties with respect to each deal, on a case-by-case basis which would require further approval of our Audit Committee and Board of Directors. In December 2008 our Audit Committee and Board of Directors approved a proposed carrier transaction in Russia through STINS COMAN, as distributor.

2009 Convertible Loan Agreement. On June 11, 2009, we entered into a Loan Agreement with STINS COMAN, our controlling shareholder. On June 17, 2009, we entered into an Addendum to the Loan Agreement (the Loan agreement and the Addendum together, the "Convertible Loan Agreement"). On June 17, 2009, our Audit Committee and Board of Directors approved the Loan Agreement and the Addendum thereto, which were approved by our shareholders at our annual general meeting held on September 14, 2009. Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan of up to $10 million, within 14 days following the request of the Company, at an annual interest rate of 2.47%. At any time commencing October 1, 2009, and originally until June 2010 (the “Term”), we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said maximum of $10 million) and at intervals of at least 30 days between each call request. Under additional Addendums signed on February 17, 2010 and April 14, 2011, the Term was extended until June 11, 2012. During this extended period, RiT may call for any additional portion of the loan up to its maximum amount. Such Addendums were approved by our Audit Committee and Board of Directors.

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

As of June 15, 2011, we had drawn approximately $6.5 million of the principal of the loan under the Convertible Loan Agreement, which we received in installments. The market price of our ordinary shares on NASDAQ on the day we received each part of the funds from STINS COMAN ranged between $1.74 and $7.54 (the "Base Price”):

•
On May 17, 2010, our Board of Directors approved a conversion of approximately $1.5 million loan amount, representing principal and interest accrued until such date, into 615,485 of our ordinary shares,  which were issued to STINS COMAN pursuant to the terms of the Convertible Loan Agreement. Consequently, on May 17, 2010, we entered into a Securities Purchase Agreement with STINS COMAN effecting the conversion of $1.5 million of the loan into 615,485 ordinary shares, reflecting an average conversion price of $2.465 per share (i.e., with a 10% premium on the Base Price of each part of the funds received). The issuance of such shares was completed and made as of June 9, 2010.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 9 - Related Parties Balances and Transactions (cont’d)

•
On September 13, 2010, our Board of Directors approved an additional conversion of approximately $1.5 million loan amount, representing principal and interest accrued until such date, into 687,128 of our ordinary shares, which were issued to STINS COMAN pursuant to the terms of the Convertible Loan Agreement. Consequently, on September 13, 2010, we entered into a Securities Purchase Agreement with STINS COMAN effecting the conversion of approximately $1.5 million of the loan into 687,128 ordinary shares, reflecting an average conversion price of $2.214 per share (i.e., with a 10% premium on the Base Price of each part of the funds received). The issuance of such shares was completed and made as of September 30, 2010.

•
On March 15, 2011, our Board of Directors approved an additional conversion of approximately $1.175 million loan amount, representing principal and interest accrued until such date, into 408,787 of our ordinary shares, which were issued to STINS COMAN pursuant to the terms of the Convertible Loan Agreement. Consequently, on March 15, 2011, we entered into a Securities Purchase Agreement with STINS COMAN effecting the conversion of $1.175 million of the loan into 408,787 ordinary shares, reflecting an average conversion price of $2.876 per share (i.e., with a 10% premium on the Base Price of each part of the funds received). The issuance of such shares was completed and made as of March 31, 2011.

IntElorg. In June 2009, the Company entered into a Representative Agreement with IntElorg Pte Ltd., a Singapore company affiliated with STINS COMAN ("IntElorg"). Under the Representative Agreement, IntElorg agreed to act as our sales agent in Singapore and other countries in Asia where we do not have a local presence, in consideration for a monthly retainer fee of 8,531 Singapore Dollars and a commission on sales of products in the amount of 5.0% of the net invoice price of such products. The initial term of the Representative Agreement is one year and, thereafter, the agreement is automatically renewed for additional one year terms, unless terminated by either party, for any reason, upon 30 days notice.

In light of the relationship between IntElorg and STINS COMAN, our Audit Committee and Board of Directors approved the agreement.

2009 Short-Term Loan.  Effective as of November 26, 2009, we entered into an additional short term loan agreement with Newcon International Ltd., (“Newcon”), a Canadian corporation affiliated with STINS COMAN. Under the short term loan agreement, Newcon agreed to lend us a sum of $250,000, for a maximum term of three months.  The loan amount bears no interest during the term and was fully repaid to Newcon in January 2010. In light of the relationship between Newcon and STINS COMAN, our Audit Committee and Board of Directors approved the agreement.

Product Alliance Agreement. On February 19, 2010, we entered into a Product Alliance Agreement with STINS COMAN (the "Product Alliance Agreement"). On March 30, 2010 and on April 9, 2010 our Audit Committee and Board of Directors approved, respectively, the Product Alliance Agreement and on June 14, 2010, our shareholders approved this transaction at a special shareholders meeting.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 9 - Related Parties Balances and Transactions (cont’d)

The Product Alliance Agreement provides for cooperation between STINS COMAN and RiT with regard to a laser speed camera (the “Product”) developed by STINS COMAN, for a term of three years, unless extended by mutual agreement of the parties. Pursuant to the Product Alliance Agreement, STINS COMAN will grant us the exclusive rights to, primarily: (a) manufacture the Product in accordance with the Manufacturing File (as defined therein) furnished to us by STINS COMAN and (b) sell the Product worldwide, except for Russia and the CIS countries. Additional key terms of the Product Alliance Agreement include the following:

o
Our obligation to pay STINS COMAN part of the Product’s sales proceeds, equal to 50% of an amount equal to the excess of (i) the proceeds from sales of the Product over (ii) the costs of manufacturing the Product. Such payments to STINS COMAN are to be paid not later than three years after our actual receipt of the sales proceeds.

o
STINS COMAN has the option to convert any money due to it under the Product Alliance Agreement into our ordinary shares at a conversion price equal to the NASDAQ market price of our ordinary shares on the last day prior to the signing of a definitive share purchase agreement for the issuance and sale of our ordinary shares upon such conversion.

o
We have the right to purchase the Product at an agreed-upon purchase price amount equal to the excess of (a) $4 million over (b) the then aggregate money amount due to  STINS COMAN under the Product Alliance Agreement.

o
STINS COMAN undertook to indemnify us in respect of all damages actually incurred or suffered by us as a result of claim by a third parties that the use or sale of the Product infringes a valid patent, trademark, copyright or other intellectual property right.

Optical Wireless Communication. On July 29, 2010, we entered into a Memorandum of Understanding (the “MOU”) with Quartz (Israel) Commerce & Investment Ltd. (“Quartz Ltd.”), a private company incorporated in the state of Israel held by the wife of RiT’s Chairman of the Board, Mr. Sergey Anisimov. The MOU relates to an evaluation of the feasibility of Optical Wireless Communication Technology, a specific technology owned by Quartz (the "Technology"), and the ultimate creation of a prototype system designed to demonstrate the qualities, specification and limitations of such Technology (the "Feasibility Check" and the “Project”, respectively).  Under the MOU, we agreed to assign specific RiT R&D professionals to work on a part-time basis (under agreed-upon limitations) with Quartz on the Project, while Quartz would recruit and hire specific experts. Quartz further undertook to compensate RiT's designated employees for their part-time employment for Quartz during the term of the Project.

In addition, under the MOU, RiT was granted an option to purchase the Technology, at RiT’s sole discretion and following the results of the Feasibility Evaluation, at a purchase price equal to the sum of (a) Quartz’s actual and direct costs incurred for the Project during the Term (herein “Quartz Costs”), plus (b) 25% of Quartz Costs (the “Purchase Price”). The Purchase Price was supplemented with additional revenue- sharing right for Quartz, equal to 3% of the proceeds actually received by RiT in return for any future sale of the Technology and/or any future sale of additional products using the Technology. The option exercise (when and if applicable), was subjected in the MOU to a definitive agreement to be negotiated and further  approved by RiT's Audit Committee, Board of Directors, and, if required, shareholders.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 9 - Related Parties Balances and Transactions (cont’d)

All transactions with related parties were in the ordinary course of business and at terms comparable to those applied to transactions with other customers or suppliers and are mainly sales of the Company's products, purchases from related parties, human resource and administrative services received and leasing of premises occupied by the Company and the US subsidiary (See Note 5B).

A.            Balances with related parties

The following related parties balances are included in the balance sheets:

	December 31
	2010	2009
	US$ thousands	US$ thousands
Accounts receivable:
Trade	110	52

Accounts payable:
Short term loan	-	250
Principle shareholder convertible loan	1,519	1,805

B.            Income from or expenses to related parties

The following related parties transactions are included in the statements of operations.

	Year ended December 31
	2010	2009	2008
	US$ thousands	US$ thousands	US$ thousands
Income:
Sales	595	306	1,111

Costs and expenses:
Purchases	-	-	7
Services	-	-	42
Research and development costs	-	-	156
Sales, marketing, general and administrative expenses	-	-	283
Financing expense	42	3	11

C. Purchases of property and equipment	-	-	5

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2010

Note 10 - Subsequent Events

•
On March 15, 2011, our Board of Directors approved an additional conversion of approximately $1.175 million loan amount, representing principal and interest accrued until such date, into 408,787 of our ordinary shares, which were issued to STINS COMAN pursuant to the terms of the Convertible Loan Agreement. Consequently, on March 15, 2011, we entered into a Securities Purchase Agreement with STINS COMAN effecting the conversion of $1.175 million of the loan into 408,787 ordinary shares, reflecting an average conversion price of $2.876 per share (i.e., with a 10% premium on the Base Price of each part of the funds received). The issuance of such shares was completed and made as of March 31, 2011.

•
2009 Convertible Loan Agreement. On June 11, 2009, we entered into a Loan Agreement with STINS COMAN, our controlling shareholder. On June 17, 2009, we entered into an Addendum to the Loan Agreement (the Loan agreement and the Addendum together, the "Convertible Loan Agreement"). On June 17, 2009, our Audit Committee and Board of Directors approved the Loan Agreement and the Addendum thereto, which were approved by our shareholders at our annual general meeting held on September 14, 2009. Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan of up to $10 million, within 14 days following the request of the Company, at an annual interest rate of 2.47%. At any time commencing October 1, 2009, and originally until June 2010 (the “Term”), we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said maximum of $10 million) and at intervals of at least 30 days between each call request. Under additional Addendums signed on February 17, 2010 and April 14, 2011, the Term was extended until June 11, 2012. During this extended period, RiT may call for any additional portion of the loan up to its maximum amount. Such Addendums were approved by our Audit Committee and Board of Directors.

•
The MOU was approved by our Audit Committee and Board of Directors on July 29, 2010. On May 12, 2011, our Audit Committee and Board approved entering into an Addendum to the MOU with Quartz, in which the term thereof was extended to enable completion of the Project and a reimbursement provision was inserted, obligating Quartz to reimburse RiT for contractors hired by RiT for the Project.

•	On May 12, 2011, our Board of Directors amended and thereby finalized the options compensation package granted to Eran Ayzik, our CEO (the “Options Package”), consisting of two layers:

1.
Options granted to Eran Ayzik for his former CFO position- he was granted a total of 20,000 options (each representing the right to purchase one Ordinary Share of the Company). The exercise price was set to be $2 for 10,000 options and $4 for the supplemental 10,000 options. The vesting schedule was determined as follows: (i) 10,000 options will vest immediately and (ii) the remaining 10,000 options will vest each quarter starting July 1, 2011. The grant of this layer of options was approved by the Company’s Compensation Committee and Share incentive Committee on March 29, 2011.

2.
Options granted to Eran Ayzik for his current CEO position- he was granted 120,000 options plus a conditional grant of additional 110,000 options (each option represent the right to purchase one Ordinary Share of the Company).  The latter grant is subject to RiT’s market value being at least $40 million on January 4, 2012. The exercise price was set to be $7.5 and the vesting shall be on a monthly basis pro rata, starting from January 1st, 2011 and August 1st, 2012, respectively. The grant of this layer of options was approved by the Company’s Compensation Committee and Share Incentive Committee, and recently, on May 12, 2011, the Company’s Board of Directors amended the vesting schedule thereof and ratified this grant.