Form 20-F
period 2011-12-31
RIT TECHNOLOGIES LTD
filed 2012-05-11
CIK 1041844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: as of December 31, 2011, 5,209,122 ordinary shares (excluding 2,125 ordinary shares held as treasury shares).

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

☒  Yes   ☐  No

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

☐  Yes       ☒  No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

•	"we", "us", "our", "RiT", the "Registrant" or the "Company" refer to RiT Technologies Ltd. and its wholly- owned subsidiaries;

•	"dollars" or "$" are to United States Dollars;

•	“NIS” are to New Israeli Shekels, the currency of the State of Israel;

•	"Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended;

•	"SEC" are to the United States Securities and Exchange Commission;

•	“STINS” or “STINS COMAN” are to STINS COMAN Incorporated, a Russian corporation headquartered in Moscow, Russia, and which is our largest shareholder;

•
"Convertible Loan Agreement" or "Convertible Loan" are to the Convertible Loan Agreement between RiT and STINS COMAN, dated June 11, 2009, as amended on June 17, 2009, February 17, 2010, April 14, 2011, December 8, 2011 and April 17,2012;

•	"Enterprise" and "carrier" relate to the sectors we formerly identified as "datacom" and "telecom," respectively;

•	"DCIM" are to data center infrastructure management, which includes our Enterprise line of products;

•	“APAC” are to Asia Pacific;

•	"R&D" are to research and development; and

•	“NGN” are to Next Generation Networks.

On April 27, 2012, the exchange rate between the NIS and the dollar, as quoted by the Bank of Israel, was NIS 3.757 to $1.00. Unless indicated otherwise by the context, statements in this annual report that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on such exchange rate.

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

We have derived the following selected consolidated balance sheet data as of December 31, 2011 and 2010, and the selected consolidated operating data for the years ended December 31, 2011, 2010, and 2009 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have derived the selected consolidated balance sheet data as of December 31, 2009, 2008, and 2007 and the selected consolidated operating data for the years ended December 31, 2008 and 2007 from our audited consolidated financial statements not included in this annual report, which have been prepared in accordance with U.S. GAAP.

You should read the following selected consolidated financial data together with "Item 5. - Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands, except per share data)
Sales	$13,720	$11,400	$8,655	$22,556	$23,369
Cost of sales	7,489	6,319	4,710	11,080	14,156
Gross profit	6,231	5,081	3,945	11,476	9,213
Operating expenses:
Research and development, gross	1,871	1,976	3,158	3,781	4,722
Less - royalty-bearing participation	-	73	206	104	110
Research and development, net	1,871	1,903	2,952	3,677	4,612
Sales and marketing	5,684	4,581	5,268	6,351	7,633
General and administrative	2,463	2,012	2,065	2,718	2,334
Total operating expenses	10,018	8,496	10,285	12,746	14,579

Operating loss	(3,787)	(3,415)	(6,340)	(1,270)	(5,366)
Financial income (loss), net	(102)	(71)	(110)	52	64
Other income	32	-	-	-	-
Net loss for the year	$(3,857)	$(3,486)	$(6,450)	$(1,218)	$(5,302)

Operating Data (Cont’d)

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(in thousands, except per share data)
Basic and diluted net loss per ordinary share	$(0.88)	$(1.10)	$(2.48)	$(0.59)	$(2.89)

Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share	4,378,942	3,171,124	2,604,428	2,060,697	1,833,772

Balance Sheet Data

	As of December 31,
	2011	2010	2009	2008	2007
	(in thousands)

Working capital	$5,375	$4,361	$4,528	$8,975	$6,143
Total assets	10,501	9,683	9,555	16,836	14,795
Share capital and additional paid-in capital	46,668	40,707	37,352	37,213	32,942
Shareholders' equity	$5,035	$2,931	$3,062	$9,373	$6,320

3.B.	Capitalization and Indebtedness

Not applicable.

3.C.	Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.	Risk Factors

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

Risks Related to Our Business

We have a history of operating and net losses. Although we plan to begin implementing a new strategic plan, we expect to incur additional losses in 2012.

We incurred operating and net losses in each of the last five fiscal years and there can be no assurance that we will be able to achieve or sustain profitable operations in the future. In particular, as part of a multi-year strategic plan to realign activities and accelerate our future growth,  or the Strategic Plan approved in early May 2012 by our board of directors and more fully described below, we intend to undertake significant  rearrangement of our sales, marketing and product development activities. We expect that the increased expenses associated with implementing our Strategic Plan will result in operating and net losses in 2012, even if our revenues increase as planned. Even if our implementation of the Strategic Plan allows us to achieve profitability, we may not succeed in sustaining or increasing it on a quarterly or annual basis and we cannot assure that future net income will offset our cumulative losses, which, as of December 31, 2011, were $41.7 million.

Global economic conditions have materially impacted our business in the past and may do so again in the future.

Our business and financial condition is affected by global economic conditions. Starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. More recently, credit and sovereign debt issues have destabilized certain European economies as well and thereby increased global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown resume and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, potentially resulting in reductions in sales of our products, longer sales cycles, slower adoption of new technologies and increased price competition, each of which could have a material adverse effect on our business, operating results and financial condition.

To support our Strategic Plan, we will need to raise additional financing in 2012. If we are unsuccessful, we will not be able to carry out our strategy as planned.

On March 31, 2012, we had cash and cash equivalents of approximately $0.8 million. Although we anticipate that our existing capital resources, including availability under the Convertible Loan, will be adequate to satisfy our working capital and capital expenditure requirements until at least April 2013, we will need to raise funds during 2012 to support the execution of our Strategic Plan. If we are unsuccessful in raising such financing on acceptable terms, we will not be able to carry out our plan and our operations and growth strategy will be materially adversely affected. In addition, if these funds are raised through the issuance of equity securities or conversion of loans into equity, the percentage ownership of existing shareholders could be significantly diluted.

We have identified a material weakness in our internal control during 2011 over financial reporting.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404 have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect them to continue to require the commitment of significant resources. As disclosed in Item 15 of this annual report, we identified a material weakness in our internal control over financial reporting related to our revenue recognition process. A material weakness is defined as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. As a result of this material weakness, we concluded that our internal control over financial reporting was not effective as of December 31, 2011. We have already implemented a remediation plan designed to address this material weakness. If our remedial measures are insufficient to address the material weakness or if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results.  In addition, our internal control over financial reporting has not and is not required to be audited by our independent registered public accounting firm. Our inability to assert that our internal controls are effective could cause our investors to lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation and/or sanctions by regulatory authorities and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

We may experience significant fluctuations in our quarterly financial performance.

Our quarterly operating results may fluctuate significantly due to a number of factors, including the size, timing and shipment of orders; customer budget cycles and budgetary freezes; the timing of introductions of new products or product upgrades (both ours and those of our competitors); customer order deferrals in anticipation of new products or product upgrades; the mix of product sales; software and hardware development problems; product quality problems; product pricing; our effective provision of customer support; and the relatively low level of general business activity during the summer months in the European market. In addition, because our customers typically request delivery within two to four weeks of order placement (which generally follows extensive sales efforts that take place over an extended period of time), a majority of our quarterly sales derive from orders placed in that quarter and, consequently, changes in the timing of expected large orders can significantly impact our operating results for that quarter.

For the foregoing reasons, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and that our operating results for any particular quarter should not be relied upon as an indication of future performance. Also, in some future quarter our operating results may be below the expectations of public market analysts and investors.  In such event, it is likely that the price of our ordinary shares would be materially adversely affected.

Since our order backlog is limited, we have a limited ability to project our future sales.

Since we have a limited order backlog, our revenues for any specific quarter are dependent primarily on orders received and delivered during that same quarter. A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed, or require some time for adjustment. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our earnings will decrease.

We depend upon independent distributors, representatives and strategic alliance partners for a significant portion of our sales.

Our sales strategy relies primarily upon sales through independent distributors, resellers/integrators, original equipment manufacturers, or OEMs, and other strategic alliance partners with major cabling companies. While we are highly dependent upon acceptance of our products and solutions by such third parties and their active marketing and sales efforts relating to our products and solutions, most of our OEMs and distributors are not obligated to deal with us exclusively, and are not contractually subject to minimum purchase requirements.  In addition, some of our distributors may sell competing products or solutions. As a result, our distributors may give higher priority to products or services of our competitors or their own products and solutions, thereby reducing their efforts to sell our products and services.

There can be no assurance that such distributors, representatives or strategic alliance partners will act as effective sales agents for us, that they will remain our partners, or that, if we terminate or lose any of them, we will be successful in replacing them. Any such disruption in our distribution channels could adversely affect our business, financial condition and operating results.

Our carrier products generally have long sales cycles. This increases the cost of obtaining orders and reduces the predictability of our earnings.

The sale of our carrier solutions to telephone companies, commonly referred to as telcos, is characterized by a lengthy sales cycle, sometimes years (as measured from the commencement of marketing efforts to the consummation of an actual transaction), and may involve significant expenditures that may not be offset by revenues. In the past, delays in the expected sale of carrier products have also caused significant fluctuations in our quarterly operating results, reducing the predictability of our earnings.

To remain competitive, we must develop new products and enhancements to existing products on a timely and cost-effective basis.

Our target markets are characterized by rapidly changing technology, changing customer requirements, relatively short product lifecycles, evolving industry standards and frequent new product introductions. The dynamism that characterizes our target markets is both an opportunity and a challenge for RiT. However, changes in technologies, customer requirements and industry standards and new product introductions by our existing competitors or by new market entrants could reduce the markets for our products or require us to develop new products and we cannot guarantee that we will emerge as the market leaders. Therefore, our ability to correctly anticipate changes in technology and customer requirements and to secure timely access to information concerning the emergence of new industry standards, as well as our ability to develop, manufacture and market new and enhanced products successfully and on a timely basis, are significant factors in our ability to remain competitive.

We are currently developing a number of new products and technologies. However, there can be no assurance that our products will be successful or profitable, or that we will not encounter technical or other difficulties that could delay the introduction of these or other new or enhanced products in the future. In addition, it often takes several months before the development and manufacturing costs of new products stabilize, which may adversely affect operating results during such period. If we are unable to introduce new or enhanced products on a timely and cost-effective basis and to gain market acceptance for such products, our business, financial condition and results of operations may be materially adversely affected.

We operate in exceedingly competitive markets.

The markets for our products and solutions are very competitive, and we expect that they will become more competitive in the future. Increased direct and indirect competition could adversely affect our revenues and profitability, whether through pricing pressure, loss of market share and/or other factors. Many of our competitors are far larger, have substantially greater resources (including financial, technological, manufacturing and marketing and distribution capabilities) and are much more widely recognized than we are. There can be no assurance that we will be able to compete successfully against existing or new competitors as the market for our products and solutions evolves and the level of competition increases. Moreover, there can be no assurance that we will be able to differentiate our products and solutions from the products and solutions of our competitors or to develop or introduce successfully new products and solutions that are less costly or offer better performance than those of our competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, operating results and financial condition.

We plan to grow rapidly during the next several years, and the growth process will include many challenges that must be managed correctly.

Our Strategic Plan calls for a significant  rearrangement of our organization in the areas of sales, marketing, product development and logistics. All or a portion of the expenses associated with such expansion will be incurred prior to the generation of any associated revenues. Consequently, if we are unable to efficiently manage this expansion, or if we do not succeed in achieving the expected increase in our sales, then the higher expenses associated with such expansion could have a material adverse effect on our business, operating results and financial condition.

We are dependent, to some extent, on our suppliers.

Certain components used in our products and solutions are presently available from, or supplied by, only one source, and certain other components are available only from limited sources. Although we do not have long-term supply contracts with some of our existing suppliers, we have generally been able to obtain supplies of components in a timely manner under acceptable terms, and we also working to establish dual suppliers for all products. However, there can be no assurance that delays in key component or product deliveries will not occur in the future due to shortages resulting from the limited number of suppliers, the financial condition or other difficulties of such suppliers. Any inability to obtain sufficient key components or to develop alternative sources for such components, if and as required in the future, could result in delays, interruptions or reductions in product shipments, which could have a material adverse effect on our customer relationships and, in turn, on our business and results of operations.

Our success depends on our ability to attract, train and retain highly qualified R&D, technical, sales and management personnel.

Our future performance, including the successful implementation of our Strategic Plan, depends in large part on the continued service of our key R&D, technical, sales and management personnel and our ability to attract skilled personnel in the future. There can be no assurance that we will be successful in attracting, training, assimilating or retaining, on a timely basis and at a reasonable cost, all the personnel that we may require, or that we will not encounter difficulties as we integrate new personnel into our operations. Our inability to integrate such personnel into our operations or to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

We are subject to risks relating to proprietary rights and risks of infringement.

We are dependent upon our proprietary technology and we rely upon a combination of patents, patent applications, contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products, systems and technologies. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain suppliers and customers with access to sensitive information. There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development or sale by others of our technology or of products or solutions with features based upon, or otherwise similar to, our own. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States.  We cannot be certain that our means of protecting our proprietary rights in the United States or abroad will be adequate or that our competition will not independently develop similar technology.

In addition, although we believe that our technology has been independently developed and that none of our technology or intellectual property infringes on the rights of others, there can be no assurance that we do not and will not so infringe or that third parties will not assert infringement claims against us in the future, resulting in a material adverse impact on our business. In the case of infringement, we would, under certain circumstances, be required to modify our products or intellectual property or obtain a license to permit their continued use. There can be no assurance that we would be able to do either in a timely manner or upon acceptable terms and conditions, and any failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

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

During recent years, we have experienced significant changes in our senior management. In February 2012, Mr. Vadim Leidernam was appointed our new Chief Executive Officer, replacing Mr. Eran Ayzik who served as our Chief Executive Officer since August 2010. In addition, Mr. Moti Hania was appointed our Deputy CEO and Mr. Erez Ben Eshay was appointed our Chief Technology Officer. The difficulties inherent in transitioning the Company under the leadership of new management, particularly a new Chief Executive Officer, and assimilating new management personnel into our corporate culture, may be disruptive to our business, and, during the transition period, there may be uncertainty among investors, vendors, employees and others concerning our future direction and performance.

Risks Related to our Relationship with STINS COMAN

STINS COMAN beneficially owns 78% of our ordinary shares and may therefore be able to control the outcome of matters requiring shareholder approval.

As of April 27, 2012, STINS COMAN beneficially owned approximately 78% of our outstanding shares. Accordingly, STINS COMAN has, subject to special approvals required by Israeli law for transactions involving controlling shareholders, sufficient voting power to elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors), control our management and approve or reject any merger or similar transaction. Mr. Sergey Anisimov, the Chairman of our Board of Directors, is the President of, and owns a majority interest in, STINS COMAN. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then prevailing market price for our ordinary shares. It could also adversely affect our share price.  In addition, the market price of our ordinary shares may be adversely affected by events relating to STINS COMAN that are unrelated to us.

We may be affected by transactions with STINS COMAN.

We are engaged and may in the future engage in transactions with STINS COMAN or its affiliates. In particular, STINS COMAN has been our non-exclusive distributor in the Commonwealth of Independent States market, or CIS market, for our enterprise products since 1994 and for our carrier products since the end of 2008. We believe that such transactions are beneficial to us and are, or will be, conducted upon terms that are no less favorable to us than would be available to us from unaffiliated third parties. However, you should be aware that STINS COMAN could, subject to compliance with provisions of Israeli law concerning related-party transactions, exercise its influence over our affairs in its own interest.

Some members of our Board of Directors may have conflicts of interest with us.

Mr. Sergey Anisimov, the Chairman of our board of directors (the “Board of Directors”), and Mr. Boris Grabnovsky, a member of our Board of Directors, are executive officers and directors of STINS COMAN. In addition, Mr. Anisimov owns a majority interest in STINS COMAN and Mr. Grabnovsky owns a minority interest in STINS COMAN.  Accordingly, these individuals may occasionally have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of RiT’s and STINS COMAN’s businesses.

Risks Related to Our Ordinary Shares

Our share price has fluctuated significantly over the years and could continue to be volatile.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. There can be no assurance that the volatility of our share price and trading volume will not continue. A substantial decrease in market price of our ordinary shares and low trading volumes could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition and results of operations. Market fluctuations could also adversely affect the price of our ordinary shares.

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

As of April 27, 2012, we had approximately 5.2 million ordinary shares issued and outstanding and 0.2 million of additional ordinary shares which are issuable upon exercise of outstanding options and STINS COMAN, our controlling shareholder, may further exercise its right to convert the outstanding Convertible Loan into approximately 0.6 million ordinary shares (see “Item 7.B. – Related Party Transactions”). Sales of the ordinary shares previously issued in private placements or issuable upon exercise of options or conversion of the Convertible Loan, or even the prospect of such sales, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities at acceptable prices. A substantial decrease in the market price of our ordinary shares could also discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

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

We are incorporated under the laws of the State of Israel, and our principal offices and R&D facilities are located in Israel. Accordingly, security, political and economic conditions in the Middle East in general, and in Israel in particular, directly affect our business.

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Terrorist attacks and hostilities within Israel as well as tensions between Israel and Iran, have also heightened these risks.  In addition, since early 2011, riots and popular uprisings in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, known as the Chief Scientist, for R&D programs and intend to apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including the payment of royalties with respect to grants received. If we fail to comply with these conditions in the future, sanctions (such as the cancellation of grants) might be imposed on us, and we could be required to refund any payments previously received under these programs.  Any products developed with funds provided by these grants are required to be manufactured in Israel, unless we obtain prior approval from a governmental committee and we pay increased royalties. In addition, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved R&D program outside of Israel. The Government of Israel has reduced the grants available under the Chief Scientist's program in recent years, and this program may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will be required to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Chief Scientist, see "Item 5.C. – Research and Development, Patents and Licenses" below.

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

Corporate History and Details

RiT Technologies Ltd. was incorporated under the laws of the State of Israel in 1989 as a company limited by shares. Our main offices are located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, telephone number +972-77-2702720. Our address on the Internet is http://www.rittech.com. The information on our website is not incorporated by reference into this annual report.

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

In June 2008, STINS COMAN became our principal shareholder after finalizing the purchase of approximately 41.9% of our outstanding shares, primarily from the previous major shareholders.

Recent Major Business Developments

On April 17, 2012, the Convertible Loan Agreement was amended by increasing the maximum loan amount we can draw from STINS COMAN to $20 million (following a previous increase from $10 million to $14 million- made according to an Amendment made on December 8, 2011). In addition, pursuant to the Amendment made on December 8, 2011, the term for loan withdrawals was extended by an additional 12 months, i.e., until June 11, 2013.  As of April 27, 2012, we have drawn an aggregate of approximately $10.9 million under the Convertible Loan Agreement, such that, assuming that we remain in compliance under the Convertible Loan Agreement, we will be able to draw up to an additional $9.1 million under the Convertible Loan Agreement.

Further, pursuant to the Convertible Loan Agreement, STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon into our ordinary shares at a conversion price per share equal to the market price of our ordinary shares on NASDAQ on the day we receive loan funds, plus a premium of 10% thereon. In June 2010, September 2010, March 2011, June 2011 and December 2011, we issued to STINS COMAN 615,485 ordinary shares, 687,128 ordinary shares, 408,787 ordinary shares, 177,006 ordinary shares and 636,874 ordinary shares, respectively, in connection with the conversion of approximately $1.5 million, $1.5 million, $1.2 million, $1.0 million, and $3.2 million, respectively, of the Convertible Loan. As a result of such issuances, as of April 27, 2012 STINS COMAN owns 4,063,302 ordinary shares, representing approximately 78% of our outstanding shares.  For more information, see “Item 7.B. – Related Party Transactions.”

In February 2012, Mr. Vadim Leidernam was appointed our new Chief Executive Officer, Mr. Moti Hania was appointed our Deputy CEO and Mr. Erez Ben Eshay was appointed our Chief Technology Officer. In connection therewith, our new management team has finalized our strategic plan to realign activities and accelerate our future growth, or the Strategic Plan, which  includes rearrangement  of our sales, marketing and investment in our product development activities. As part of the plan, we are also currently completing feasibility studies regarding an innovative new wireless communications technology in cooperation with an Israeli private company affiliated with STINS COMAN. If the technology proves to be feasible, we may exercise an option to acquire and further develop this technology as a promising complementary focus area for our business. For more information, see "Item 7.B.-Related Party Transactions."

For a discussion of other important events in the development of our business, see below under “Item 4.B. - Business Overview.”

Principal Capital Expenditure and Divestitures

During 2011, our capital expenditures totaled approximately $0.1 million (compared to $0.1 million during each of 2010 and 2009), all of which was used for machinery, computers and R&D equipment purchases. Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress.

We did not make any significant divestitures in the past three years.

4.B.	Business Overview

Overview

We are a leading provider of intelligent solutions for data center infrastructure management (DCIM). Our advanced “one-stop shop” DCIM solutions are designed to provide all of the hardware and software components and capabilities needed by the data center staff to centrally manage all data center infrastructure assets and network components. They enable full command and control of network connectivity, service status, asset utilization, environment and power management. As such, our DCIM solutions place infrastructure management at the center of the organization, helping the data center staff maximize utilization, reliability and physical security while decreasing downtime. In addition, they are used for automating provisioning/deployment and asset tracking applications.

 Our DCIM solutions have been deployed successfully by top-tier customers throughout the world, including by the headquarters, data centers and branch offices of government agencies, healthcare facilities and educational institutions.

Products

DCIM Solutions

More than a decade ago, we introduced an entirely new concept to the enterprise information technology (IT) world: Intelligent Infrastructure Management (IIM). The underlying premise of this concept was to bring intelligent “self awareness” to the physical network infrastructure, thereby enabling it to be automatically mapped, monitored and centrally controlled. As proven in deployments by leading enterprises throughout the world, the use of our systems improves planning and operations while reducing downtime, increasing the efficiency of the IT staff, enhancing network continuity, improving security and reducing overall data center cost-of-ownership.

In early 2012, we took our IIM offerings for the enterprise market to the next level with the introduction of our CenterMind™ DCIM solution, a single, comprehensive solution for managing the data center from the cabling infrastructure [through to][doesn’t read right] environmental conditions and power usage. As a robust infrastructure command and control center, CenterMind™ enables the data center staff to achieve full command and control of network connectivity, service status, asset utilization, environment and power management, and to automatically maintain an up-to-date map of the locations of all IP-based equipment. It is designed to provide an holistic view of the entire data center, bringing together network infrastructure, people and processes in an integrated IT operation that is aligned with business goals, thereby reducing both operating expenditure (OPEX) and capital expenditures (CAPEX).

Our DCIM solutions currently include the following key products:

o
CenterMind™ DCIM solution: RiT’s CenterMind works online and in real time to deliver intuitive visualization and control of all IT assets wherever they are located. Its use automates laborious provisioning, network planning, implementation and operational activities, helping to streamline costs, reduce downtime, improve service and maximize the use of data center resources. In addition, CenterMind’s power and environment management capabilities help minimize power consumption and improve Power Usage Effectiveness (PUE) while enhancing sustainability. The full CenterMind DCIM solution includes the advanced RiT Software Solution, CenterMind G+ environment management solution, CenterMind P+ power management solution and RiT’s industry-leading PatchView™ Hardware, and integrates seamlessly with RiT’s extensive line of SMART™ cabling components.

o
RiT Software Solution: The centerpiece of our CenterMind DCIM, the RiT Software Solution is a robust, highly versatile platform for intelligently managing every aspect of the data center with maximum ease, efficiency and productivity. Through a single, intuitive interface, RiT Software Solution allows the IT staff to manage all data center assets, automate provisioning and moves, adds and changes (MACs), improve fault management, monitor and control network connectivity and manage power usage and environmental aspects (e.g. temperature, humidity, air pressure) . In addition, it provides comprehensive, fully-accurate documentation of all network and infrastructure components, as well advanced IP-device detection and alert capabilities. The RiT Software Solution can be used as part of a comprehensive DCIM solution or for the IIM of other work spaces.

o
CenterMind G+ Environment Monitoring Solution: Our CenterMind G+ Environment Monitoring Solution (CenterMind G+)  is an intelligent, proactive environment parameters (e.g. temperature, humidity) monitoring solution that helps data centers reduce power consumption, contain carbon emissions and enhance an organization’s overall environmental performance. Implementation of the solution helps increase the life-span of network equipment while preventing downtime associated with overheating, resulting in additional substantial savings.

The CenterMind G+ solution gives the IT staff real-time visibility into the state of the computer room or data center environment at all times, and sends out automatic alerts if conditions deviate from defined parameters for temperature, humidity, air pressure or other environmental characteristics. CenterMind G+ can be used to provide provisioning recommendations during the process of deploying new data center equipment, thus helping to optimize the utilization of data center resources.

o
CenterMind P+ Intelligent Power Management Solution: Our CenterMind P+ Intelligent Power Management Solution (CenterMind P+) solution offers a wide choice of power distributing units (PDUs) suited to the varied requirements of data centers and computer rooms, together with an option for efficient remote power management via the RiT Software Solution. Using CenterMind P+, the IT staff can easily monitor and manage the power consumption of all devices in the data center at any time and from any location. The availability of accurate power usage information for both onsite and offsite facilities enables data center management to reduce power expenses, improve the “green performance” of the data center, optimize provisioning and prevent disasters.

o
SMART Cabling System: Our SMART Cabling SystemTM is an end-to-end structured network infrastructure solution designed for both copper and fiber cabling environments that integrates seamlessly with all CenterMind solution modules. Included within this product line is CLASSix, our Category 6 cabling product line, the Category 7 STP cabling solution, our SMARTen Category 6A cabling solution, and our Xlight fiber-optic cabling product line.

o
PatchView™: PatchView™ is our IIM system, a broad line of products used to secure real-time connectivity information with respect to the data network's connectivity infrastructure. Use of the system significantly enhances the control, maintainability and visibility of communications networks, thereby reducing the total cost of ownership. The system consists of intelligent network components for gathering connectivity data from the network, and the PV4E software solution which uses the data for a diverse range of applications. Through interaction with sensors throughout the network, PV4E is able to identify the connectivity of all network resources in real time, extending from physical connectivity components to switches, servers and PCs to other active and passive network components. The system then utilizes this accurate data as the basis for Guided MACs, network troubleshooting, automated provisioning, asset tracking and more.

 Carrier Solutions

We offer a number of tools for helping telcos to carry out access network mass verification and qualification programs. The major products in this product line include:

•
PairQ™: A tool for mass-qualifying the ability of a telco’s copper infrastructure to support digital subscriber line, or xDSL services,  PairQ™ performs real wideband tests and measurements to pre-qualify hundreds of lines at a time, and then, using highly sophisticated, proprietary algorithms, predicts the potential data rate package that can be supported by each specific phone line; and

•
PairView Sharp™: An automated outside plant mapping and documentation system that enables telcos to achieve greater operational efficiencies by automatically identifying, recording and testing the connectivity routing of local loop pairs (the telephone lines), and then using the information to automatically update the physical plant database.

Other

Acculize™: We are currently in the final stages of developing a technology for an advanced laser-based camera to be used by traffic officials to instantaneously measure and document the speed of cars in all types of traffic environments. There can be no assurance regarding the product’s ability to pass associated safety regulations or the exact timing of product launch. We do not have previous experience in this line of products, and even if we overcome the technological barriers, it is difficult to forecast what the market response will be to this new product.

Our Strategy

As described above, our new management team  has finalized a multi-year strategic plan to realign activities and accelerate our future growth, or the Strategic Plan. The key elements of the plan focus on:

•	Build Upon our Product Leadership. We intend to leverage our positioning as a “one-stop shop” in highly usable, flexible, fast-return on investment (ROI) DCIM solutions.

•
Expand and Enhance our Products. The data center market has undergone an exponential growth over the past several years. We believe our existing product offerings and channels represent a strong platform for addressing this growing market and we will propose investment to continue extending and broadening all of our data center-oriented product lines.

•
Expand Our Selling Capabilities. We will propose the strengthening of our competitive positioning through  realignment of sales and marketing, possibly through the establishment of regional subsidiaries with local direct sales and support capabilities as well as engaging additional representatives.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations. We plan to extend our existing strategic relationships and develop new alliances with leading global providers in order to extend the functionality of our solutions and increase sales. We intend to leverage the sales and marketing capabilities of our alliance partners and facilitate the wider adoption of our solutions.

•	Increase Efficiency. We will also continue to focus on improving the efficiency and professional management of all of our operations.

The Market Opportunity and Our Solutions

Data Centers

Data centers are “all-in-one” facilities that physically house and execute the full range of data management and communication services, including (1) storage, management, process and exchange of digital data and information, while (2) providing application services and management of various data processing such as web hosting Internet, intranet, telecommunications and information technology.

Whether the data center is a private/enterprise facility or a public/Internet facility, the functions are generally the same. The data center physically houses various equipment, such as multiple servers (web servers, application servers, database servers), data storage devices, computers, switches and routers, load balancers, wire cages or closets, vaults, racks and related equipment. These devices consume significant quantities of power and generate heat which must be dissipated. Key concerns include reliability (ideally zero or minimal downtime); effective disaster recovery solutions; security (physical safety) protection against intruders damaging or stealing the data or equipment and general safety while operating  physical connections; full control capabilities for customers over network components; and flexibility and transparency in quantifying performance, billing architectures and efficiency.

Driven by the proliferation of cloud computing and Internet-based applications, investment in data centers have been growing significantly for a number of years. According to a study published by Gartner, a leading independent market research firm, on October 13, 2011, global spending on data center hardware reached nearly $100 billion in 2011, a 12.7% increase as compared with 2010, and will grow to more than $125 billion in 2015.  This growth is being generated in both developed and emerging regions (especially China and other areas of the Far East).

Recognizing the ability of specialized hardware and software systems to significantly reduce operating costs and improve data center operational efficiency, data centers have begun deploying DCIM systems in increasing numbers. According to a study issued by the 451 Group, a leading independent market research firm, on December 2011, expenditures on DCIM systems are expected to grow by approximately 40% per year, from $323 million in 2012 to $1.27 billion in 2015. Similarly, in a report published in March 2010, Gartner predicted that DCIM tools and processes would grow from 1% penetration into data centers worldwide in 2010 to 60% in 2014.

DCIM systems are being adopted to improve data center utilization and use-of-space, reduce energy consumption and improve business operations. Their use enhances the IT staff’s ability to identify and manage network assets, carry out capacity planning, manage change and projects.

We believe that our DCIM solutions respond to market needs by offering a comprehensive solution (fully integrated from hardware components and sensors through management software and applications), an advantage that positions us to pursue a status as a unique “one-stop-shop” provider. In addition, we intend to leverage our vast experience and track record as a pioneer and leading provider of IIM systems, having developed expertise in the deployment of complex IIM systems with numerous clients throughout the world.

Carrier Solutions

Our primary target markets for our carrier solutions are telcos in developing regions, such as Latin America, Africa and Eastern Europe. Our primary value proposition for these customers is the provision of solutions that enable telcos to delay their deployment of new fiber technologies by better utilizing their existing copper assets. In this environment, we believe our solutions offer a clear and rapid return on investment.

Sales and Marketing

Historically, our sales strategy has relied primarily upon sales through independent distributors, resellers/integrators, OEMs and other strategic alliance partners with major cabling companies. During 2011, we began to increase our sales and support capabilities with the addition of offices in a number of target markets, including in Africa, Singapore and South America. Our Strategic Plan, includes an even more significant  realignment of our sales and marketing capabilities, including the establishment of sales and support capabilities in a number of other strategic target markets.

Most of our customers do not have a contractual obligation to purchase products from us. In 2011, 2010 and 2009, there was no customer that accounted for more than 10% of our total sales. See Note 8B.1(c) to our Consolidated Financial Statements included elsewhere in this annual report.

For additional details regarding the breakdown of our revenues by geographical distribution and by activity, see Item 5.A “Operating and Financial Review and Prospects – Operating Results – Results of Operations”.

DCIM Solutions

The sales and marketing strategy utilizes the following channels:

•
Distrubutors: Our distributor network includes a broad variety of distributors as well as value-added resellers (VARs), systems integrators and installers, in regions throughout the world. As a general rule, our distributors sign non-exclusive International Distributor Agreements. In the United States, we sell our products through our wholly-owned subsidiary, RiT Technologies, Inc., which sells our products primarily through independent manufacturers’ representatives, distributors and system integrators. Most of our distributors are not bound to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. In the CIS market, we have designated STINS COMAN, our principal shareholder, as our non-exclusive distributor. Our distributors serve as an integral part of our marketing and service network around the world.

We invest significant sales, technical and marketing resources on our distributors, providing them with ongoing training, communications and support. Our employees regularly visit distributors’ sites, and we organize meetings, focused events and technical seminars, and participate in industry conferences and trade shows periodically to further advance our relationships and to familiarize distributors with our products. In addition, in co-operation with our distributors, we advertise in local publications, contribute editorials to journals and prepare direct mailings (both print and electronic) focusing on our products.

•
OEM Partners: Our OEM partners sell our products under their own brands as a component of the complete solutions that they provide to their customers. In some regions, we also have local OEM partners. We support our OEM partners with training, sales materials and technical support and in some cases, we carry out joint marketing and sales activities with such partners.

In addition, our sales force is responsible for large projects and strategic accounts as well as carrying out marketing and sales activities through existing channels. We maintain a representative office in Moscow, Russia, which coordinates our CIS sales and marketing activities, as well as in Beijing and Shanghai, China. In addition, we retain local representatives for technical support and sales support in London, U.K.; Prague, Czech Republic; Sao Bernardo Do Campo, Brazil, Singapore; Johannesberg, South Africa; and Mumbai, Bangalore, Delhi, Kolkatta and Chennai in India.

In 2011, distributors and OEM partners accounted for approximately 85% of our total DCIM/enterprise sales, compared to 77% in 2010.

Carrier Solutions

We market our carrier solutions directly to telcos with the aid of local agents and distributors.

The completion of a PairView or PairQ™ sale typically involves a lengthy approval process, resulting in a sales cycle that takes approximately 18-36 months or longer.

In both 2010 and 2011, none of our carrier customers generated more than 10% of our total revenues.

Seasonality

Historically, the purchases of our direct end-customers have been lower in the first and third quarters than in the second and fourth quarters. However, in recent years, we have not identified any specific seasonality trends.

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

DCIM Solutions

In addition to our direct service and support activities for our DCIM (including enterprise) solutions, our worldwide OEMs, distributors and representatives provide sales, service and technical support functions (first and second level support) for our products and solutions to end-user customers in their respective territories. They offer technical support in the end-user's language, attend to customer needs during local business hours, translate our product and marketing literature into the local language and conduct user programs and seminars.

We conduct periodic technical seminars in Israel and other countries to qualify and further advance the technical knowledge of our distributors and installers in the use of our products and solutions. We also conduct technical seminars for staff of our OEM partners in various parts of the world.

We provide a 12-to-36 month warranty on all of our hardware products except for SMART Cabling System components, which, when installed by a certified cabling installer registered with us, is granted a 20-to-25 year warranty for system performance.

We offer second and third level maintenance and support services for our software products to OEMs and distributors and first, second and third level maintenance and support services to our direct customers.

Carrier Solutions

We provide direct service and support activities to our end distributors and end customers in various levels of support.  We provide a 12-to-36 month warranty on our carrier products and upon termination of the warranty period for carrier solutions, we offer a maintenance and support program to our customers.

Proprietary Rights

We rely upon a combination of patents, patent applications, trademarks, copyrights, trade secret laws, contractual restrictions and technical measures to establish and protect our proprietary rights in our products, systems and technologies. Patents for our PatchView and PairView technologies and some of our cabling products expire in 2025, 2015 and 2024, respectively. During 2011, we obtained several new trademarks, patents and provisional patents on several other products in a number of jurisdictions. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain partners, suppliers and customers with access to proprietary information. Although we cannot assure that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and sale by others of software products with features based upon, or otherwise similar to, those of our products and solutions, we intend to vigorously pursue those who commit infringement in order to protect our proprietary technology.

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

Competitive Position

DCIM Solutions

Competition in the DCIM market is intense. Many companies, including, among others, nLyte, Emerson Trellis (consolidation of Aperture, Avocent and Emerson systems), Raritan (dcTrack), iTRACS, Rackwise and Virtual Data Center, develop and sell products that directly or indirectly compete with our DCIM products.

We believe that the principal competitive factors in this market are product price-performance ratio, brand name recognition, technical features, quality, price, and customer service and support. We cannot assure that we will be able to compete successfully in the future with existing or anticipated competitors. Many of our existing and potential competitors have or are likely to have more extensive engineering, manufacturing, marketing and distribution capabilities (including direct sales forces) and greater financial, technological and personnel resources than we do.  Moreover, we cannot assure that we will be able to differentiate our products from the products of our competitors or to develop or successfully introduce new products which are less costly or offer better performance than those of our competitors. In addition, our existing and prospective competitors may have established, or may in the future establish, relationships with our existing and potential customers, which could have a material adverse effect on our ability to compete.

However, we are differentiated by our positioning as a “one-stop-shop” for comprehensive DCIM solutions, by the strength of our technologies, the depth of our product portfolio and the breadth of our experience in this marketplace as well as competitive prices. Although many vendors offer various aspects of a DCIM solution, relatively few currently offer a broad portfolio of products ranging from fully-featured, end-to-end systems with an in-depth visibility of connectivity, utilization, power consumption and environmental parameters, like our comprehensive DCIM solutions.

Our SMART cabling products compete with Commscope (SYSTIMAX division), TE Connectivity, Panduit, Ortronics, and Siemon, each of which develops and sells products that directly or indirectly compete with our structured cabling infrastructure.

We are aware of a number of products currently in the market that compete directly with our IIM solution: the iTRACS Infrastructure Manager system produced by the iTRACS Corporation; Quareo by Tyco Electronics; MapiT by Siemon; MIIM by Molex; PanView IQ by Panduit; and the iPatch System produced by Systimax Solutions.

Carrier Solutions

Our carrier solutions compete with products provided by Fluke, Teradyne, Porta Systems and Spirent, and with local solutions provided by specialty operators in selected markets. However, we believe that our carrier solutions are generally competitive in price and features and have certain advantages as compared to competitors’ products.

In general, any increase in competition, whether direct or indirect, could have a material adverse effect on our revenues and profitability through pricing pressure, loss of market share and other factors. We cannot assure that we will not be subject in the future to such factors, which could materially adversely affect our business, financial condition and results of operations.

Government Regulations

 General

Israel has the benefit of a free trade agreement with the United States that, generally, permits tariff-free access into the United States for products produced by us in Israel.  In addition, as a result of an agreement entered into by Israel with the European Union, or the EU, and countries remaining in the European Free Trade Association, or EFTA, the EU and EFTA have abolished customs duties on Israeli industrial products.

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

In 1997, we incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd., which was intended to make various investments, including in our securities. RiT Tech (1997) Ltd. is inactive but holds 2,125 ordinary shares, representing 0.05% of our outstanding shares. Under the Israeli Companies Law, the shares held by our subsidiary bear no voting rights.

4.D.	Property, Plants and Equipment

Israel: We lease an aggregate of 15,758 square feet of office and manufacturing premises in Tel Aviv, Israel and we lease 6,545 square feet of warehousing premises in Rosh Ha'ayin, Israel. Aggregate annual lease payments in 2011 for the Tel Aviv and Rosh Ha'ayin premises were approximately $381,000 ($332,000 in 2010).

Other Locations: We lease approximately 1,140 square feet of office premises for our representative office in Beijing, China; 408 square feet of office premises for our representative office in Moscow, Russia; and approximately 1,888 square feet of office premises for our United States subsidiary in Mahwah, New Jersey. The annual rent for all of these premises was approximately $79,000 in 2011 ($71,000 in 2010).

We do not own any real property. See also Notes 5B and 9 to our Consolidated Financial Statements included elsewhere in this annual report.

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

Overview

We commenced operations in 1989. We are a leading provider of intelligent solutions for data center infrastructure management (DCIM) used in data centers, communication rooms and workspace environments to help ensure maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. Our solutions have been deployed successfully by top-tier customers throughout the world, including by the headquarters, data centers and branch offices of government agencies, healthcare facilities and educational institutions.

In February 2012, the Board of Directors recruited a new management team led by Vadim Leiderman, our CEO, with the goal of growing our business to a new level, and instructed management to create a new strategic plan, or the Strategic Plan. The plan, which was approved by our Board of Directors in early May 2012, calls for us to realign activities and accelerate our penetration of global DCIM markets and to enhance our positioning as a “one-stop-shop” for flexible, effective DCIM solutions as needed by various customers. The plan includes investment in the expansion of our new product development activities. As part of the plan, we are also currently completing feasibility studies regarding an innovative new wireless communications technology in cooperation with an Israeli private company affiliated with STINS COMAN (see "Item 7.B.-Related Party Transactions"). If the technology proves to be feasible, we may exercise an option to acquire and further develop this technology as a promising complementary focus area for our business.

2011 Financial Highlights

Revenues: 2011 revenues totaled $13.7 million, a 20% increase compared with $11.4 million in 2010. The increase was attributable primarily to the increase in our enterprise solutions sales in North America and Europe. In 2011, the sales of our enterprise solutions increased by 21% compared with 2010, due mainly to the increase in sales to in North America and Europe. Sales of carrier solutions during 2011 decreased by 1% compared with 2010.

Cost of sales: Cost of sales as a percentage of revenues in 2011 remained at the same level as in 2010.

Operating expenses: Operating expenses for 2011 totaled $10.0 million, an 18% increase compared with $8.5 million in 2010. The increase derived primarily from investments in the Company’s sales organizations made in line with its strategy for growing the company.

Net loss: Net loss for 2011 was $3.9 million, a 11% increase compared with $3.5 million in 2010. The increase in net loss was related primarily to the increased investment in sales and marketing.

Cash and cash equivalents: Our cash and cash equivalents decreased from $1.4 million as of December 31, 2010 to approximately $0.9 million as of December 31, 2011. To date, we had drawn a total principal amount of approximately $10.9 million under the STINS COMAN Convertible Loan Agreement. As such, we may borrow up to an additional $9.1 million from STINS under the Convertible Loan Agreement.

Critical Accounting Policies

The preparation of our financial statements in conformity with generally accepted accounting principles requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We evaluate our estimates on a regular basis and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent. Some of those judgments can be subjective and complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by us, there may be alternative estimates, judgments or assumptions, which are also reasonable. The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. These policies are also discussed in Note 2 to our Consolidated Financial Statements included in this annual report. We are also subject to risks and uncertainties that may cause actual results to differ from our estimates, judgments and assumptions, such as changes in the economic environment and competition. Certain of these risks and uncertainties are described in “Item 3.D.–Risk Factors” herein.

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

We apply the guidance in Accounting Standards Codification, or ASC, 605 “Revenue Recognition” to determine if the contract or arrangement contains more than one unit of accounting, as defined in ASC Topic 605, and, if applicable, the allocation of the arrangement consideration to such units of accounting.

All of our contracts include a warranty period and some also include training services.  We have no obligation to provide installation services or customer service and support with sales of our products. In some cases, we offer support agreements as separate items with their own prices and sales terms.

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

Allowances for product warranties

We provide a 12-to-36 month warranty on all of our hardware products except for SMART Cabling System components, which, when installed by a certified cabling installer registered with us, is granted a 20-to-25 year warranty for system performance. The balance sheet provision for warranties for all periods through December 31, 2011 is determined based upon our experience regarding the relationship between sales and actual warranty expenses incurred. See Note 2L to our Consolidated Financial Statements included elsewhere in this annual report. This determination may require the exercise of certain judgments, estimates and assumptions.

The warranty for our products is a basic manufacturer warranty accounted for under ASC “Topic 450 Contingencies” and is not a portion of multiple element revenue.  Besides the warranty period, we have no obligation for continuing customer service and support.

Our provision for warranty is calculated for sales of carrier and enterprise systems (PairQ, PairView and our PatchView products).  The formula that we use to estimate the warranty provision for the systems being sold for each period takes into consideration, among others, the following variables:

number and nature of  systems sold;
price;
remaining warranty period; and
elements related to the customer’s history and traits (e.g., sales region, number of systems bought, past warranty claims experience).

Our provision for warranty claims is calculated on a quarterly basis for sales of enterprise and carrier systems. Based on past years’ experience, the calculation of the enterprise product warranty provision is based on a fixed percentage of the sales of this product. The provision for the carrier products is calculated separately for each of those products to appropriately take into consideration any differences in product or customer characteristics (e.g., professionalism of the customer work force, environmental conditions and working conditions in the field).

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

The balance sheet allowance for doubtful debts for all the periods through December 31, 2011 is determined as a specific amount for all accounts for whom collection is uncertain. In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor's ability to pay, all of which can change rapidly and without advance warning.

Inventories

Inventories are stated at the lower of cost or market.  In respect of work-in-process and finished products, the cost of raw materials and components is determined using the moving average basis and labor costs, and the cost of overhead components is determined on the basis of actual manufacturing costs.  In determining inventory value, we make assumptions as to the market value of inventory.  If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory write–downs and our gross margin could be adversely affected.  In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically.  Our write-offs of inventory in 2011 were $0.1 million, unchanged from their level in 2010.

Accounting for Stock-based Compensation

On December 31, 2011, we had several employee compensation plans, which are more fully described in “Item 6.E.- Share Ownership”. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of ASC Topic 718 Compensation – Stock Compensation (“ASC Topic 718”), and related interpretations as permitted by ASC Topic 718. Effective January 1, 2006, we adopted the fair value recognition method detailed in ASC Topic 718 using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC Topic 718, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718.

The fair value of each option grant is estimated on the date of grant using the Black - Scholes option pricing model using the following assumptions:

•	The current price of the share is the fair market value of such shares at the date of issuance.
•	Dividend yield of zero percent for all relevant periods.
•	Risk free interest rates are as follows:

Year ended December 31,	Interest Rate (%)
2011	0.8
2010	-
2009	1.87

•	In 2011, grants of options totaled 217,850.
•	In 2010, there were no grants of options.
•	Expected term of 4 years for each option granted.
•	Expected volatility of 127.24% and 88.54% for the years ended December 31, 2011 and 2009, respectively.

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

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of 12.9 million as of December 31, 2011, which relates primarily to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. For the year ending December 31, 2011, we did not generate any taxable income. In the event that we generate taxable income in the future, we may be required to adjust our valuation allowance.

While we believe the resulting tax balances as of December 31, 2011, 2010 and 2009 are appropriately accounted for in accordance with ASC Topic 740, ASC Topic 450 Contingencies and ASC Topic 740 Income Taxes as applicable; the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See Note 7 to our Consolidated Financial Statements included elsewhere in this annual report.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data expressed in dollars (U.S. dollars in thousands) and as a percentage of total revenue:

	Year Ended December 31,
	2011		2010		2009

Sales	$13,720	100.0%	$11,400	100.0%	$8,655	100.0%
Cost of sales	7,489	54.6	6,319	55.4	4,710	54.4
Gross margin	6,231	45.4	5,081	44.6	3,945	45.6
Operating expenses:
Research and development, gross	1,871	13.6	1,976	17.3	3,158	36.5
Less – royalty-bearing participation	-	-	(73)	0.6	(206)	2.4
Research and development, net	1,871	13.6	1,903	16.7	2,952	34.1
Sales and marketing	5,684	41.4	4,581	40.2	5,268	60.8
General and administrative	2,463	18.0	2,012	17.6	2,065	23.9
Total operating expenses	10,018	73.0	8,496	74.5	10,285	118.8
Operating loss	(3,787)	(27.6)	(3,415)	(30.0)	(6,340)	(73.2)
Financial income (loss), net	(102)	(0.7)	(71)	(0.6)	(110)	(1.3)
Other income	32	2. 0	-	-	-	-
Net loss for the year	(3,857)	(28.1)	(3,486)	(30.6)	(6,450)	(74.5)

Comparison of 2011, 2010 and 2009

Sales.  Sales consist of gross sales of products less discounts and refunds. For additional details regarding the manner in which we recognize revenues, see the discussion under the caption “Critical Accounting Policies - Revenue Recognition” above.

The following table provides a breakdown of our revenues by type of revenues and relative percentages of our total revenue during the last three fiscal years (U.S. dollars in thousands):

	Year Ended December 31,
	2011	2010	2009	% Change 2011 vs. 2010	% Change 2010 vs. 2009
	(Dollars in thousands)
Enterprise Solutions	$13,160	$10,833	$8,129	21%	33%
Other Solutions	560	567	526	(1)%	8%
Total	$13,720	$11,400	$8,655	20%	32%

The following table provides a breakdown of our revenues by geographical area (including maintenance and services revenues) and relative percentages of our total revenue during the last three fiscal years (U.S. dollars in thousands):

	Year Ended December 31,*
	2011		2010		2009

United States	$1,360	10%	$546	5%	$1,723	20%
Europe	5,660	41%	4,699	41%	3,461	40%
Israel	2,137	15%	1,966	17%	1,155	13%
Latin America	400	3%	599	5%	351	4%
Asia Pacific	3,654	27%	3,395	30%	1,494	17%
Other	509	4%	195	2%	471	6%
	$13,720	100%	$11,400	100%	$8,655	100%

* Sales are attributed to geographical areas based on location of customers.

Sales increased to approximately $13.7 million in 2011 from approximately $11.4 million in 2010, primarily due to an increase of 21% in our enterprise solutions revenues, mainly due to increased sales of such systems in North America and Europe. Our carrier business revenues in 2011 decreased by 1% compared with 2010.

Cost of Sales.  Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees, write-down of inventory and overhead expenses related to our manufacturing operations.

Cost of sales was approximately $7.5 million in 2011 compared with $6.3 million in 2010. This increase resulted mainly from the costs associated with increased sales and the mix of our enterprise sales during the year. Our inventory write-down charge in 2011 was $0.1 million compared with $0.1 million in 2010.

Gross Margin. Gross margin increased from 44.6% in 2010 to 45.4% in 2011, mainly due to the mix of our enterprise sales during the year, as described above.

Operating Expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	2011	2010	2009	% Change 2011 vs. 2010	% Change 2010 vs. 2009
Research and development, gross	1,871	1,976	3,158	(5)%	(37)%
Selling and marketing	5,684	4,581	5,268	24%	(13)%
General and administrative	2,463	2,012	2,065	22%	(3)%
Total	10,018	8,569	10,491

Research and Development Expenses. R&D expenses consist primarily of compensation costs attributable to employees engaged in ongoing R&D activities, development-related raw materials and sub-contractors, and other related costs.

Gross R&D expenses were approximately $1.9 million in 2011 compared with $2.0 million in 2010 and $3.2 million in 2009. As a percentage of sales, gross R&D expenses decreased to 13.6% of sales in 2011 from 16.7% of sales in 2010, resulting mainly from increase in sales during 2011.

Grants from the Israeli Office of the Chief Scientist were approximately $0.1 million in 2010.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses.

Sales and marketing expenses were approximately $5.7 million in 2011 compared with approximately $4.6 million in 2010. The increase is mainly related to the recruitment of new personnel for the sales and marketing department.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses.

General and administrative expenses were approximately $2.5 million in 2011 compared with approximately $2.0 million in 2010.

Financing Income (Loss) Net. Net financing loss was approximately $0.1 million in 2011 compared with net financing loss of approximately $0.1 million in 2010.

Net loss: Net loss for 2011 was $3.9 million, a 11% increase compared with $3.5 million in 2010. The increase in net loss is mainly related to the increased investment in sales and marketing.

Impact of Currency Fluctuations and of Inflation

Our financial results may be negatively impacted by foreign currency fluctuations.  Our non-U.S. operations are generally transacted through our international sales distributors/resellers and as a result, these sales and related expenses are denominated in currencies other than the dollar.  Because our financial results are reported in dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the dollar and other currencies.

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the U.S. dollar against the most significant currencies for our business, i.e., the NIS and the Euro; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2007	2008	2009	2010	2011
New Israeli Shekel (NIS)	9.9%	1.2%	0.7%	6.4%	(7.7)%
Euro	11.7%	(5.3)%	3.5%	7.4%	4.2%
Israeli Consumer Price Index	3.4%	3.8%	4.0%	2.7%	2.2%

A devaluation of the NIS in relation to the dollar during 2011  contrary to revaluation of the NIS in relation to the dollar, as was the case in 2007 through 2010 has the effect of decreasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such devaluation also has the effect of decreasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any increase in the value of the NIS in relation to the dollar, has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

In the past few years, the rate of inflation in Israel did not have a material impact on our financial results.

For additional details, see Item 11 "Qualitative and Quantitative Disclosures about Market Risk" below.

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

Recently Issued Accounting Pronouncement

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update ("ASU") 2010-06, "Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements," which provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, the reporting entity shall not be required to provide the disclosures required for any previous periods presented for comparative purposes. We adopted the provisions of the ASU in 2010, except for the requirements to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which were adopted in 2011. The adoption of ASU 2010-06 did not have a material effect on our consolidated financial statements. See note 7 to the consolidated financial statements included elsewhere in this annual report.

In December 2011, the FASB issued ASU No. 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities." ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, [and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013.

In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS." ASU 2011-04 does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align [with IFRS. A nonpublic entity is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. The Company expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements" (EITF Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605-25, "Revenue Recognition—Multiple-Element Arrangements," to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. ASU 200913 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of ASU 200913 in 2011 did not have an effect on the Company’s consolidated financial statements.

5.B.	Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated from operations, R&D and marketing grants from the Government of Israel, short-term bank borrowing and loans from our major shareholder STINS COMAN and conversion thereof into ordinary shares.

As described below in more detail, most recently, in December 2011 and April 2012, we reinforced our capital resources by amending  the Convertible Loan Agreement, such that we currently have the right to draw an additional $9.1 million of the loan amount (up to a maximum amount of $20 million), until June 11, 2013.

Principal Financing Activities

Our principal financing activities during the past three years were:

•
In June 2009, we entered into a Convertible Loan Agreement with STINS COMAN, according to which STINS COMAN agreed to extend to us a loan of up to $10 million at an annual interest rate of 2.47%. According to an amendment to the Convertible Loan Agreement, dated as of December 8, 2011, the maximum amount that can be drawn under the Convertible Loan Agreement (the “Maximum Amount”) was increased from $10 million to $14 million, and the term to draw such loan was extended until June 11, 2013. According to an additional amendment signed on April 17, 2012, the Maximum Amount was further increased to $20 million. . As of April 27, 2012, we had drawn approximately $10.9 million of the principal of the loan under the Convertible Loan Agreement, which we received in installments, such that we still have available withdrawals of up to $9.1 million.

Part of the outstanding loans from STINS COMAN were already converted and fully repaid as follows: (1) in May 2010, approximately $1.5 million, representing principal and interest accrued until such date, were converted pursuant to a share purchase agreement into 615,485 of our ordinary shares, reflecting an average conversion price of $2.465 per share, (2) in September 2010, approximately $1.5 million, representing principal and interest accrued until such date, were converted pursuant to a share purchase agreement into 687,128 of our ordinary shares, reflecting an average conversion price of $2.214 per share (3) in March 2011, approximately $1.2 million, representing principal and interest accrued until such date, were converted pursuant to a share purchase agreement into  408,787 of our ordinary shares, reflecting an average conversion price of $2.876 per share, (4) in June 2011, approximately $1 million, representing principal and interest accrued until such date, were converted pursuant to a share purchase agreement into  177,006  of our ordinary shares, reflecting an average conversion price of $5.68  per share, and (5) in December 2011, approximately $3.2 million, representing principal and interest accrued until such date, were converted pursuant to a share purchase agreement into 636,874  of our ordinary shares, reflecting an average conversion price of $5.09 per share. Accordingly ,as of April 27, 2012  the principal outstanding loan is approximately $ 2.5 million.   See “Item 7.B. – Related Party Transactions.”

•
Effective as of November 26, 2009, we entered into a short-term loan agreement (the “Loan Agreement”) with Newcon International Ltd., a Canadian corporation affiliated with STINS COMAN (“Newcon”). Under such Loan Agreement, Newcon agreed to lend us a sum of $250,000 for a maximum term of three months.  The loan amount bore no interest during the term and was fully repaid to Newcon in January 2010. See “Item 7.B. – Related Party Transactions.”

Working Capital and Cash Flows

On December 31, 2011, we had cash and cash equivalents of approximately $0.9 million, compared with $1.4 million on December 31, 2010.

Net cash used for operating activities was $4.6 million in 2011 compared to $3.2 million in 2010 and $6.4 million in 2009. Net cash used for operating activities increased in 2011 primarily as a result of an increase in our accounts payable.

Net cash used in investing activities was $0.1 million in 2011, $0.1 million in 2010 and $0.1 million in 2009. Our principal investing activity in 2011, 2010 and 2009, was the purchase of property and equipment.

Our contractual and contingent obligations and commitments on December 31, 2011, primarily consisted of obligations associated with our future operating lease obligations, our suppliers’ obligations and a contingent liability to the Israeli Office of the Chief Scientist. See Note 5 to our Consolidated Financial Statements included elsewhere in this annual report and “Item 5.F.-Tabular Disclosure of Contractual Obligations”.

Outlook

We believe that our cash and cash equivalents together with cash generated from operations as well as the availability of an additional loan of up to $9.1 million from STINS COMAN pursuant to the Convertible Loan, will be sufficient to finance our operations for at least the next 12 months. However, we cannot assure you that our actual cash requirements will not be greater than we currently expect. In early May 2012, the Strategic Plan was approved by our Board of Directors and calls for additional investment in product development and realignment of sales and marketing activities. . We intend to seek to raise additional funds to meet the financial requirements of the Strategic Plan.

5.C.	Research and Development, Patents and Licenses

We believe that our future success will require the continued enhancement of our existing products and solutions as well as the continuous introduction of innovative new commercially-viable products and solutions on a timely basis. During 2011 and the first quarter of 2012, we recruited additional R&D employees, and expect to recruit additional R&D employees during the remainder of 2012 as needed to carry out our Strategic Plan.

As of December 31, 2011, we employed 19 persons in R&D. Our gross R&D expenses were approximately $1.9 million in 2011, $2.0 million in 2010 and $3.2 million in 2009 (13.6%, 17.3% and 36.5%, respectively, of our total sales). To date, all R&D expenses have been charged to operating expense as incurred. Aggregate R&D expenses funded by the Chief Scientist were approximately $0.1 million in 2011, $0.1 million in 2010 and $0.2 million in 2009.

Grants from the Office of the Chief Scientist

In the past, we have benefited from grants provided by the Israeli Government through the Office of Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Chief Scientist, and we intend to apply for additional grants in the future. However, we cannot presently predict the amounts of any future grants that we may receive, if at all.

The Government of Israel encourages research and development projects through the Chief Scientist pursuant to the Law for the Encouragement of Industrial Research and Development, 5744 - 1984, and the regulations promulgated thereunder, or the R&D Law.  Generally, grants from the Chief Scientist constitute up to 50% of qualifying R&D expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest. The royalty rate applicable to our programs is 3.5%.

The R&D Law provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee.  Such approval is not required for the sale or export of any products resulting from such research or development.  The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to another person or entity outside Israel, except in certain special circumstances and subject to prior approval. Generally, the Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel in the following circumstances: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas); (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain cooperative in research and development activities.

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

On December 31, 2011, our unrecognized contingent liability, including interest, to the Chief Scientist in respect of grants received, was approximately $1.3 million.

5.D.	Trend Information

Macro-Economic Environment: Since the second half of 2010, we have seen signs indicating that our target markets are recovering from the worldwide recession that began in 2008. However, the recovery process in much of the developed world has been slower than expected, and we witnessed large infrastructure projects continue to be delayed and/or minimized to the lowest possible investment. In contrast, the economies of a number of emerging regions, including Latin America, India, China, Africa and certain others, have been growing at an accelerated rate. However, there can be no assurance regarding the future continuity of these trends or their effects on our business and operating results.

Technological Trends: We see a growing number of data center projects and a significant ongoing investment in data center infrastructure. One of the key drivers of this trend is the fact that a data center must demonstrate reliability of 99.995% availability to be classified as a Tier 4 facility. In order to achieve this challenging target, data centers are investing in reliable, technologically advanced equipment, including physical network infrastructure components and increasingly, in advanced infrastructure management tools. As such, sales of DCIM management solutions are growing at an accelerated rate. In a report published in March 2010, Gartner predicted that DCIM tools and processes would grow from 1% penetration into data centers worldwide in 2010 to 60% in 2014.

RiT is one of a few DCIM solution companies whose portfolio contains both physical network infrastructure components and comprehensive infrastructure management tools. To support data center needs for high quality foundation components, we continue to expand our portfolio of structured cabling offerings, especially in the fiber-optic segment. The use of fiber-optic infrastructure components in data centers is expanding due to their superior ability to support higher bandwidth and massive data traffic. The industry is currently discussing the transition to provide support for 40G and 100G data rates, and future directions may be even higher. We expect this will be achieved by using multi-fiber connections, such as MPO, in which RiT intends to invest in the future. Given increasing data center investment in high-end solutions, we provide state-of-the-art solutions for both fiber-optic and copper environments and assure that all of our products exceed the requirements established by industry standards.

5.E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, as such term is defined under Item 5.E of the instructions to Form 20-F, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations related to our long-term debt, operating leases and accrued severance pay, as of December 31, 2011:

	Total (Dollars in millions)	Less than 1 year (Dollars in millions)	1-3 years (Dollars in millions)	3-5 years (Dollars in millions)	More than 5 years (Dollars in millions)
Contractual Obligations:
Leases on Premises	0.8	0.4	0.4	-	-
Operating Lease Obligations	0.2	0.1	0.1	-	-
Purchase Obligations	2.5	2.5	-	-	-
Liability in respect of employees' severance benefits*	1.3	-	-	-	1.3
Principal shareholder convertible loan	0.4	-	0.4	-
Total	$5.20	$3.00	$0.90	$0.00	$1.30

*Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee.

On December 31, 2011, our unrecognized contingent liability to the Chief Scientist in respect of grants received was approximately $1.3 million including interest. See Note 5A to our Consolidated Financial Statements included elsewhere in this annual report.  We are required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants.

ITEM 6.                      DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.	Directors and Senior Management

The following table sets forth, as of  April 30, 2012, the name, age and position of each of our directors and executive officers:

Name	Age	Position
Sergey Anisimov	57	Chairman of the Board of Directors
Boris Granovsky	44	Director
Israel Frieder (1)(2)(3)(4)	62	Director
Roman Govorov (1)(3)(4)	34	Director
Galia Druker (1)(2)(3)	64	Director
Vadim Leiderman	49	President and Chief Executive Officer
Moti Hania	53	Deputy Chief Executive Officer
Erez Ben Eshay	49	Chief Technology Officer
Moti Antebi	53	Chief Financial Officer
Amos Simantov	49	Vice President Sales
Meron Leibovich	38	Vice President Sales Carrier
Alex Shar	52	Vice President Research and Development
Aram Lavi	56	Vice President Operations
Ben Carmi	33	Vice President Product Management & Business Development
Julia Geva	37	Associate Vice President Marketing
___________________

(1) Designated as “Independent Director” under NASDAQ Marketplace Rules.
(2) External Director (as defined in the Israeli Companies Law).
(3) Member of the Audit Committee.
(4) Member of the Nomination Committee.

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

Mr. Boris Granovsky has served as a director since June 2008. He has served as Vice President of STINS COMAN Incorporated since 2009 and was its CEO since 2006. Prior to that, Mr. Granovsky served as a sales manager and thereafter as Vice President of Sales of STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA degree in management from Business School of the Open University of United Kingdom.

Mr. Israel Frieder has served as an external director since January 2002. Mr. Frieder is Co-Chairman of IXI Mobile Inc., Chairman of A.A. Pearl Investments, and serves as a director of several other companies. Mr. Frieder's previous positions include serving as the Chairman and CEO of Israel Technology Acquisition Corp Inc., CEO of Kardan Communications Ltd., Corporate VP of Business Development & Strategic Planning of ECI Telecom, President of ECI Telecom, Inc., and President of Network Systems of Tadiran Telecommunication Ltd. (Tadiran). While at Tadiran, Mr. Frieder served as a director of RRSAT Ltd. , Teledata Ltd., Tadiran Telecommunications Canada, Inc., ECI - Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN - Tadiran Newbridge Networks Ltd. Mr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Mr. Frieder holds a B.Sc. in Electrical Engineering from the Technion and an M.B.A. in Operational Research from the Hebrew University in Jerusalem.

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

Dr. Vadim Leiderman joined RiT as CEO and President in February, 2012. Previously, he served from 2008 to 2011 as the Defense Attaché and Representative of the Israel Ministry of Defense to the Russian Federation. Prior thereto, he served for more than 20 years in the Israeli Air Force in various commanding and engineering positions, from which he retired as a Colonel. Dr. Leiderman holds a B.Sc. in Aeronautical Engineering from The Technion, Israel Institute of Technology, and a M.Sc. and Ph.D. in Mechanical Engineering from the Tel Aviv University, Israel.

Mr. Moti Hania joined RiT as Deputy CEO in February 2012. Mr. Hania has completed 30 years as a high ranked operational officer in the Israeli Air Force (Colonel Ret.). This followed by several senior positions in the high-tech industry. This included VP Special Projects & Operations, Star Defense Systems Ltd. This followed by co-founding and acting as the CEO of BNM Technologies Ltd. BNM was partially acquired by Starling Advanced Communication Systems Ltd, where Mr Hania held a COO position till Starling activity was acquired by Panasonic aviation and Mr. Hania held director of operation position. Mr Hania holds an EMBA from Tel-Aviv University Business School.

Dr. Erez Ben Eshay joined RiT as Chief Technology Officer in February 2012. Mr. Ben Eshay came to RiT after 25 years of experience managing large, complex R&D and business development organizations, including most recently as CTO of American Unmanned Systems (2010-2011), BNM Technologies (2008-2012) and SDS (__?__).  Dr. Ben Eshay holds a Ph.D. in Electrical Engineering from Rochville University.

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

Mr. Amos Simantov joined RiT in May 2011 bringing over 20 years of business experience.  Prior to RiT, Mr. Simantov served in a variety of senior managerial positions in Edge Medical Devices Ltd., ADI Video Technologies Ltd. and Lognet Systems Ltd. Mr. Simantov also serves as a director for several high-tech companies. Mr. Simantov holds an MBA degree from Bar-Ilan University and a BA degree in Economics and Computer Science from Tel-Aviv University.

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

Our articles of association provide for a Board of Directors of not fewer than three nor more than seven members.  The Board of Directors is currently composed of five directors (including two external directors).  Officers serve at the pleasure of the Board of Directors, subject to the terms of any agreement between the officer and RiT.

6.B.	Compensation

General

The aggregate direct remuneration paid to all our directors and officers as a group (consisting of 15 persons in 2011) for the year ended December 31, 2011, was approximately $1.4 million compared with $1.5 million in 2010 (the group consisted of 13 persons in 2010). This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel and approximately $0.2 million which was set aside or accrued to provide retirement annuities or similar benefits. The amount does not include any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers.

For the contribution of Mr. Eran Ayzik, our former CEO, our Audit Committee and Board of Directors approved on February 2, 2012, a severance package that includes three months’ salary (in addition to Mr. Ayzik’s contractual right for three months’ salary as an adjustment period). In addition, an extension of the exercise period of Mr. Ayzik’s vested options, until the end of March 2014, was also approved as part of his severance package.

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

Equity Incentives

During 2011, we granted a total of 210,500 options to our executive officers (excluding 110,000 options granted to Eran Ayzik, our former CEO, which expired in accordance with their terms). In addition, on February 2, 2012 we granted 140,646 options to our officers, of which: (i) 62,509 options (equivalent to 1.2% of our outstanding shares) were granted to our new CEO, Vadim Leiderman (with vesting of three years, one third at the end of each year); (ii) 52,091 options (equivalent to 1% of our outstanding shares) were granted to our new Deputy CEO, Moti Hania, (with vesting of three years, one third at the end of each year from his start of work on April 1, 2012), and (iii) 26,046 options (equivalent to 0.5% of our outstanding shares) were granted to our new CTO, Erez Ben Eshay (with vesting of three years, one third at the end of each year), all as part of their employment terms.  No options were granted to any of our directors during 2011 and as of the current date of this report. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership – Share Option Plans.”

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

External Directors

Under the Companies Law, companies incorporated under the laws of Israel whose shares are listed for trade on a stock exchange or have been offered to the public in or outside of Israel, such as RiT, are required to appoint at least two external directors. The Companies Law provides that a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person's control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any “affiliation” with, in our case, the company (i.e., RiT), any entity controlling the company (i.e., STINS COMAN) or any entity controlled by the company or by its controlling entity. The term affiliation includes:

•	an employment relationship;
•	a business or professional relationship;
•	control; and
•	service as an "office holder."

Until the lapse of two years from termination of office, a company or its controlling shareholder may generally not give any direct or indirect benefit to the former external director or his relatives.

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

Each committee of a company's board of directors is required to include at least one external director, except that the audit committee is required to include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

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

Pursuant to applicable NASDAQ rules, the compensation payable to a company’s chief executive officer and other executive officers must be approved either by a majority of the independent directors on the board or a compensation committee comprised solely of independent directors, subject to certain exceptions, including where the issuer is a controlled company. Until July 28 2011, our Nominations Committee also functioned as our Compensation Committee with respect to compensation of executive officers. Starting on July 28, 2011 compensation payable to our chief executive officer and other executive officers is approved by our Audit Committee, thereby satisfying the applicable Companies Law requirements and, while not required (due to us being controlled by STINS COMAN), also the NASDAQ requirements.

Our Audit Committee also functions as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, the Audit Committee is also responsible for administering the confidential receipt, retention and consideration of any report of a material violation of federal securities laws, breach of fiduciary duty or similar violations by the Company or any officer, director, employee or agent of the Company

Nominations Committee

Pursuant to applicable NASDAQ rules, director nominees must be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions, including where the issuer is a controlled company. Although we are a controlled company by virtue of STINS COMAN’s shareholdings in us, we maintain a Nominations Committee which consists of Messrs. Roman Govorov and Israel Frieder and satisfies the requirements of the NASDAQ rules relating to nomination of directors.

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

Starting in October 2011, our internal auditor is Shmuel Rosenblum, CPA, of the accounting firm of Resenblum-Holtzman, CPAs. Mr. Rosenblum replaced Doron Cohen, CPA, of the accounting firm of Fahn Kanne Control Management Ltd.

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

The following table details certain data on the workforce (including temporary employees) of RiT and its consolidated subsidiaries for the periods indicated:

	As of December 31,
	2011	2010	2009
Approximate numbers of employees by geographic location
Israel	62	55	67
Europe, Far East	17	13	9
United States	3	4	4
Total workforce	82	72	80
Approximate numbers of employees by category of activity
Research and development	20	15	23
Sales and marketing	44	36	33
Operations	12	13	14
Management and administrative	6	8	10
Total workforce	82	72	80

The increase in our workforce from 2010 to 2011 relates to recruitments in the areas of sales, marketing and R&D to support our growth strategy.

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

Pursuant to Israeli law, we are legally required to pay severance upon the retirement or death of an employee or the termination of employment of an employee without due cause. The Company partially funds this liability by the purchase of managers' insurance policies. The current redemption value of such insurance policies is included in the balance sheet as assets held for severance benefits. This policy provides a combination of savings plans, insurance and severance pay, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet as “liability in respect of employee severance benefits”. See Note 4 to the Consolidated Financial Statements included elsewhere in this annual report.

Typically, the employment agreements provide for employees in Israel to receive contributions for pension, severance and disability insurance to an insurance policy known as “managers' insurance” and/or to pension funds and a savings fund for professional enrichment.

All Israeli employers are required to provide certain salary increases as partial compensation for increases in the Consumer Price Index. The specific formula for such increases varies according to agreements reached among the Government of Israel, the Manufacturers' Association and the Histadrut. Israeli employees and employers also are required to pay pre-determined sums (which include a contribution to national health insurance) to the Israel National Insurance Institute, which provides a range of social security benefits.

The employees of our subsidiaries are subject to local labor laws, regulations and/or collective bargaining agreements that vary from country to country.

6.E.	Share Ownership

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of April 27, 2012:

Name	Title/Office	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Sergey Anisimov (3)	Chairman of the Board of Directors	4,068,252	78.1%

Boris Granovsky (4)	Director	4,063,302	78%

Israel Frieder	Director	*	*

Roman Govorov	Director		0

Galia Druker	Director		0

Vadim Leiderman (5)	CEO and President		0

Moti Hania (5)	Deputy Chief Executive Officer		0

Erez Ben Eishay (5)	Chief Technology Officer		0

Moti Antebi	CFO	*	*

Amos Simantov	Vice President Sales	*	*

Meron Leibovich	Vice President Sales Carrier	*	*

Alex Shar	Vice President Research and Development	*	*

Aram Lavi	Vice President Operations	*	*

Ben Carmi	Vice President Product Management & Business Development	*	*

Julia Geva	Associate Vice President Marketing	*	*

All directors and executive officers as a group (consisting of 15 persons) (6)		4,107,760	78.26%

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 5,209,122 shares issued and outstanding as of April 27, 2012.

(3)
Includes (i) 4,063,302 ordinary shares held by STINS COMAN, and (ii) 4,950 ordinary shares held by an Israeli private company named Quartz (Israel) Commerce and Investments Ltd. with which he may be affiliated due to his wife being a director and manager of Quartz Ltd. Excludes any possible future conversion by STINS COMAN of its outstanding loan amount into  0.6 of RiT’s ordinary shares.

(4)	Held through STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares. See Item 7A.

(5)	Excludes options’ granted to such officer (for entering into employment relationship with the Company), with future vesting schedule. See Item 6B above

(6)
Includes outstanding options exercisable, within 60 days as of April 27, 2012, into 39,508 ordinary shares at exercise prices that range between $4 to $22.56 per ordinary share and with expiration dates that range between July 2013 and October 2017.

Share Option Plans

In July 2003, we adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently administered by our Board of Directors. The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof, by providing them with opportunities to purchase our ordinary shares.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the Board of Directors, as specified in the grant letter issued by us to the grantee. Unless otherwise determined by the Board of Directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually. We have reserved 704,583 ordinary shares for the grant of options under the 2003 Plan, of which, as of April 27, 2012, we have outstanding options to purchase 360,112 ordinary shares at a weighted exercise price of $6.2 per ordinary share.

In addition, in May 1999, we adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase our ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options.  We have reserved 27,000 ordinary shares for the grant of options under the RiT Inc. Plan, of which, as of April 27, 2012, we have outstanding options to purchase 8,405 ordinary shares at a weighted exercise price of $ 7.1 per ordinary share. This plan expired in May 2009.

See Item 6B above with respect to grants of options to our directors and executive officers.

The following table summarizes information about all stock options outstanding as of April 18, 2012:

Rates of exercise prices in US$	Number of options unexercised as of April 18, 2012	Weighted average remaining contractual life
		(in years)
3.8-4.8	202,949	0.30
5.12-5.44	1,250	3.26
7.5-8.96	124,501	0.75
9.6-9.84	3,063	4.24
10.24-11.84	2,500	0.39
12.8	19,813	0.35
14.88	9,316	0.36
20.64-22.56	5,125	2.77
Total	368,517

ITEM 7.                      MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 27, 2012 (except as noted below) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares.

Name	Number of Ordinary Shares Owned Excluding Options and Warrants	Number of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned as Percent of Total Shares(1)
Sergey Anisimov(2)	4,068,252	4,068,252	78.1%
Boris Granovsky (3)	4,063,302	4,063,302	78%

(1)
Based on 5,209,122 ordinary shares outstanding as of April 27, 2012. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Ordinary shares relating to options or warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Based on a Schedule 13D/A report filed with the SEC on January 13, 2012, jointly by STINS COMAN, Sergey Anisimov and Boris Granovsky (the “13D/A Report”), the figure includes (i) 4,063,302 ordinary shares held by STINS COMAN, and (ii) 4,950 ordinary shares held by Quartz (Israel) Commerce and Investments Ltd. (“Quartz”), an Israeli private company with which Anisimov may be affiliated due to his wife being a director and manager of Quartz. The figure excludes possible future conversion by STINS COMAN of its outstanding loan into  607,850 of RiT’s ordinary shares.

(3)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares. The figure excludes possible future conversion by STINS COMAN of its outstanding loan into  607,850 of RiT’s ordinary shares.

Significant Changes in the Ownership of Major Shareholders

In June 2010, we issued 615,485 ordinary shares to STINS COMAN (in addition to the 1,538,023 ordinary shares they owned immediately prior thereto, which represented approximately 59.1% of our outstanding shares at that time) in connection with the conversion of approximately $1.5 million of the Convertible Loan made by STINS COMAN. In September 2010, we issued an additional 687,128 ordinary shares to STINS COMAN in connection with the conversion of approximately $1.5 million of the Convertible Loan.  In March 2011, we issued an additional 408,787 ordinary shares to STINS COMAN in connection with the conversion of approximately $1.2 million of the Convertible Loan. In June 2011, we issued an additional 177,006 ordinary shares to STINS COMAN in connection with the conversion of approximately $1.0 million of the Convertible Loan. In December 2011, we issued an additional 636,874 ordinary shares to STINS COMAN in connection with the conversion of approximately $3.2 million of the Convertible Loan. Following such issuances, STINS COMAN owns, as of April 27 , 2012,  4,063,302 ordinary shares, representing approximately 78% of our outstanding shares.

Major Shareholders Voting Rights

Each ordinary share is entitled to one vote per share and none of our major shareholders has any different voting rights than any other shareholder.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 24, 2012, there were 15 holders of record of our ordinary shares, of which record holders, holding approximately 50% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

Change of Control

As described above, we are controlled by Mr. Sergey Anisimov (through STINS COMAN). To our knowledge, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangements, the operation of which, may at a subsequent date result in a change of our control.

7.B.	Related Party Transactions

Distributor Agreement – Enterprise STINS COMAN, which became our largest shareholder in June 2008, has served as our distributor in Russia for our enterprise products since 1994 and has worked with us consistently since that date. In May 2005, more than three years before STINS COMAN became a principal shareholder of RiT, we entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of enterprise products in Russia. The term of the Distributor Agreement is until July 14, 2012 (the “Term”). Such Term shall, subject to applicable law, automatically renew for additional one-year terms at the conclusion of each period, unless terminated by either party.

Under the Distributor Agreement, STINS Corp. undertook a series of obligations, including to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. We also undertook a series of obligations, including to supply STINS Corp., at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. The prices at which STINS Corp. is entitled to buy our products is, like most of our distributors, at a 50% discount to the recommended price list existing at the time we accept each purchase order.

In 2011, 2010 and 2009, we generated approximately $383,000, $595,000 and $306,000, respectively, in revenues from orders placed by STINS COMAN under the Distributor Agreement.

Employment. Mr. Sergey Anisimov is the Chairman of our Board of Directors and is the founder and President of STINS COMAN. In July 2008, our Audit Committee and Board of Directors approved the employment of Mr. Anisimov's son in the quality assurance department at a monthly gross salary of approximately NIS 12,000 (approximately $3,400), and additional social benefits in accordance with our policy. Our Audit Committee and Board of Directors also approved, subject to shareholder approval, a framework arrangement pursuant to which any modifications or amendments to be made in Mr. Anisimov’s son’s employment terms or position by our officers in the future are approved; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year, (iii) any change in position is permitted as long as he is not appointed as one of our office holders; and (iv) the further approval by the Audit Committee and the Board of Directors. Our shareholders approved the foregoing compensation and framework arrangement at the annual meeting held in August 2008. In September 2010, our Audit Committee and Board of Directors approved a raise of Mr. Anisimov’s son salary by 20% for 2008 and 20% for 2009, i.e., an aggregate of 44% raise of salary, as well as a change of position to work in our support department.

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

Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan, originally of up to $10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. According to an amendment signed on December 8, 2011, the Maximum Amount was increased by $4 million to be $14 million, and according to additional amendment signed on April 17, 2011, the Maximum Amount was further increased to $20 million. At any time commencing October 1, 2009 through June 11, 2013, we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $20 million) and at intervals of at least 30 days between each call request. During this extended period, RiT may call for any additional portion of the loan up to the Maximum Amount.

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

As of April 27, 2012, we had drawn approximately $ 10.9 million of the principal of the loan under the Convertible Loan Agreement, which we received in installments. The market price of our ordinary shares on NASDAQ on the day we received each part of the funds from STINS COMAN ranged between $3.01 and $6.65 (the "Base Price”):

•
On June 9, 2010, STINS COMAN converted approximately $1.5 million loan amount, representing principal and interest accrued until such date, into 615,485 of our ordinary shares, reflecting an average conversion price of $2.465 per share (i.e., with a 10% premium on the Base Price of each part of the funds received) pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated May 17, 2010.

•
On September 30, 2010, STINS COMAN converted approximately $1.5 million loan amount, representing principal and interest accrued until such date, into 687,128 of our ordinary shares, reflecting an average conversion price of $2.214 per share (i.e., with a 10% premium on the Base Price of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated September 13, 2010.

•
On March 31, 2011, STINS COMAN converted approximately $1.175 million loan amount, representing principal and interest accrued until such date, into 408,787 of our ordinary shares,  reflecting an average conversion price of $2.876 per share (i.e., with a 10% premium on the Base Price of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated March 15, 2011.

•
On June 30, 2011, STINS COMAN converted approximately $1.0 million loan amount, representing principal and interest accrued until such date, into 177,006 of our ordinary shares reflecting an average conversion price of $5.68 per share (i.e., with a 10% premium on the Base Price of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated June 15, 2011.

•
On December 29, 2011, STINS COMAN converted approximately $3.2 million loan amount, representing principal and interest accrued until such date, into 636,874 of our ordinary shares, reflecting an average conversion price of $5.09 per share (i.e., with a 10% premium on the Base Price of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated December 8, 2011.

IntElorg. In June 2009, the Company entered into a Representative Agreement with IntElorg Pte Ltd., a Singapore company affiliated with STINS COMAN ("IntElorg"). Under the Representative Agreement, IntElorg agreed to act as our sales agent in Singapore and other countries in Asia where we do not have a local presence, in consideration for a monthly retainer fee of 8,531 Singapore Dollars and a commission on sales of products in the amount of 5.0% of the net invoice price of such products. The initial term of the Representative Agreement is one year and, thereafter, the agreement is automatically renewed for additional one year terms, unless terminated by either party, for any reason, upon 30 days notice. The Representative Agreement was mutually terminated on October 10, 2010.

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

Following the execution of the Product Alliance Agreement, due to a need for further research and adjustment of the Manufacturing File (and the products based on it), we entered into a services agreement (the “Services Agreement”) with STINS COMAN, dated July 28, 2011. Under the Services Agreement, RiT will provide STINS COMAN with R&D services for improving the Manufacturing File as aforesaid, and STINS COMAN will reimburse RiT for the costs and expenses incurred for such services, up to $300,000. In addition, STINS COMAN will compensate RiT for the Services granted to it (as defined in the Services Agreement), in an amount equal to 15% of the total costs incurred for employees and contractors hired for the services (i.e., costs of labor + 15%).

Optical Wireless Communication. On July 29, 2010, we entered into a Memorandum of Understanding (the “MOU”) with Quartz, a private company incorporated in the state of Israel held by the wife of RiT’s Chairman of the Board, Mr. Sergey Anisimov. The MOU relates to an evaluation of the feasibility of certain optical wireless communication technology owned by Quartz (the "Technology"), and the ultimate creation of a prototype system designed to demonstrate the qualities, specification and limitations of such Technology (the "Feasibility Check" and the “Project”, respectively).  Under the MOU, we agreed to assign specific RiT R&D professionals to work on a part-time basis (under agreed-upon limitations) with Quartz on the Project, while Quartz would recruit and hire specific experts. Quartz further undertook to compensate RiT's designated employees for their part-time employment for Quartz during the term of the Project.

In addition, under the MOU, RiT was granted an option to purchase the Technology, at RiT’s sole discretion and following the results of the Feasibility Check, at a purchase price equal to the sum of (a) Quartz’s actual and direct costs incurred for the Project during the Term (herein “Quartz Costs”), plus (b) 25% of Quartz Costs (the “Purchase Price”). The Purchase Price is supplemented with an additional revenue-sharing right for Quartz, equal to 3% of the proceeds actually received by RiT in return for any future sale of the Technology and/or any future sale of additional products using the Technology. The option exercise (when and if applicable), was subjected in the MOU to a definitive agreement to be negotiated and further approved by RiT's Audit Committee, Board of Directors, and, if required, shareholders.

On May 12, 2011, we entered into an Addendum to the MOU with Quartz, in which the term for carrying out the Project (originally six months), was extended until the actual completion of the Project. In addition, said Addendum provided for a reimbursement provision, obligating Quartz to reimburse RiT for contractors hired by RiT for the Project.

Training services for related company. On October 26, 2011 we entered into a services agreement with the Academy of Informational Systems (“AIS”), an entity related to STINS COMAN, for the provision of training services in Russia for our enterprise products (the “AIS Services Agreement”).  As discussed above, STINS Corp., a subsidiary of STINS COMAN, is RiT’s distributor of enterprise products in Russia. To educate STINS Corp.’s personnel/customers regarding RiT’s products, from time to time STINS Corp. arranges seminars and training workshops that are carried out by AIS in AIS facilities in Russia.

Under the AIS Services Agreement, RiT will provide AIS with higher level training and teaching services for RiT’s products in AIS facilities (the “Services”), as requested from time to time. AIS undertook to pay for the Services in accordance with RiT’s regular services’ price list, existing at the time of any Services given as well as to reimburse RiT for the costs and expenses incurred by RiT and any of its personnel in carrying out the Services.

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

Financial Statements

See the consolidated financial statements, including the notes thereto, included in Item 18 “Financial Statements” of this annual report.

Export Sales

See "Item 4.B. –Sales and Marketing."

Legal Proceedings

During 2011, we were named a defendant (among other defendants) in a lawsuit filed in Tel Aviv, Israel by a former employee claiming damages for alleged illness caused due to unsuitable-work-conditions. We have refered the defense of such lawsuit to our insurance company and do not believe the lawsuit against us has any merits. However, the lawsuit is still pending and it is premature to estimate the outcome of this matter.

We may, from time to time, be named as a defendant in certain routine litigation incidental to our business. However, other than as disclosed above, we are currently not, and have not been in the recent past, a party to any legal proceedings which may have or have had in the recent past significant effects on our financial position or profitability.

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

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2011.

ITEM 9.                     THE OFFER AND LISTING

9.A.	Share History

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on NASDAQ (in U.S. dollars).  [are these post split figures? Better say it

	High	Low
2007 Full Year	14.72	2.64
2008 Full Year	7.52	2.40
2009 Full Year	6.00	1.81
2010 Full Year	12.94	1.13
First Quarter 2010	2.69	1.74
Second Quarter 2010	2.29	1.78
Third Quarter 2010	2.35	1.13
Fourth Quarter 2010	12.94	1.33
2011 Full Year	12.94	1.13
First Quarter 2011	8.12	4.33
Second Quarter 2011	10.18	3.01
Third Quarter 2011	8.25	3.01
Fourth Quarter 2011	4.73	2.69
January 2012	3.99	3.00
February 2012	4.07	3.56
March 2012	3.06	3.20
April 2012 (through April 27, 2012)	3.95	3.25

On April 27, 2012, the last reported sale price of our ordinary shares on the NASDAQ was $3.46 per share.

9.B.	Plan of Distribution

Not applicable.

9.C.	Markets

Our ordinary shares were traded on the NASDAQ Global Market from our initial public offering in 1997 until January 2004. Effective January 2004, our ordinary shares were transferred from the NASDAQ Global Market (formerly, NASDAQ National Market) to the NASDAQ Capital Market (formerly NASDAQ SmallCap Market).  Our ordinary shares are currently traded on the NASDAQ Capital Market, under the symbol “RITT.”

9.D.	Selling Shareholders

Not applicable.

9.E.	Dilution

Not applicable.

9.F.	Expenses of the Issue

Not applicable.

ITEM 10.                   ADDITIONAL INFORMATION

10.A.	Share Capital

Not applicable.

10.B.	Memorandum and Articles of Association

Set out below is a description of certain provisions of our Amended Memorandum of Association ("Memorandum of Association") and Amended and Restated Articles of Association ("Articles of Association" or the "Articles"), and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles, which are filed as exhibits hereto and are incorporated herein by reference, and to Israeli law.

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

Share Capital

General; Voting Rights.  Our share capital is divided into two classes of shares: (i) ten million (10,000,000) ordinary shares, NIS 0.8 par value per share, which entitle their holders to notice of and to participate in and to vote one vote per ordinary share at shareholder meetings, the right to receive dividends upon the declaration of dividends by the board of directors and the right to participate in the distribution of our assets upon liquidation; and (ii) twenty thousand two hundred and thirty (20,230)  deferred shares, NIS 0.1 par value per share, which entitle their holders no rights other than the right to their par value upon our liquidation. The shares do not entitle their holders to preemptive rights.

Dividend Rights. Dividends on our ordinary shares may be paid only out of profits, as defined in the Companies Law, as of the end of the most recent fiscal year or as accrued over a period of two years, whichever is higher. Our board of directors is authorized to declare dividends, provided that there is not reasonable concern that the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Notwithstanding the foregoing, dividends may be paid with the approval of a court, provided that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. Profits, for purposes of the Israeli Companies Law, means the greater of retained earnings or earnings accumulated during the preceding two years, after deduction of previous distributions that were not already deducted from the surpluses, as evidenced by financial statements prepared no more than six months prior to the date of distribution.

In general, our board of directors is entitled to invest or utilize the unclaimed amount of dividend in any manner to our benefit until it is claimed and, if after seven years since a dividend has been declared, it is still unclaimed, it is forfeited.  We are not obligated to pay interest on an unclaimed dividend.

Rights to Share in Profits.  Our holders of ordinary shares have the right to share in our profits distributed as a dividend and any other permitted distribution.  See above under "Dividend Rights.”

Rights to Share in Surplus in Liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our outstanding shares in proportion to the nominal value of their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Redemption Rights; Sinking Fund. Our ordinary shares are not redeemable and do not entitle their holders to preemptive rights.

Liability to Capital Calls by the Company.  Under our Articles and the Israeli Companies Law, the liability of our shareholders is limited to the unpaid amount of the par value of the shares held by them.

Limitations on Existing or Prospective Major Shareholder.  See below under "Approval of Specified Related Party Transactions Under Israeli Law.”

Changing Rights Attached to Shares. The rights attached to any class may be modified or abrogated by a simple majority of the voting power represented at a shareholder meeting, in person or by proxy, and voting thereon, subject to the approval of a majority of the shares of such class present and voting at a separate class meeting. Notwithstanding the foregoing, changes to the rights of our deferred shares, the creation of a new class of shares and an increase of authorized share capital, are subject to the approval of the shareholders by the holders of at least 75% of the votes of shareholders present by person or by proxy and voting in the shareholders meeting.

Shareholder Meetings

Shareholder Meetings. An annual shareholder meeting is required to be held once every calendar year, within a period not to exceed 15 months after the last preceding annual meeting. The Board of Directors, whenever it thinks fit, may convene an extraordinary shareholder meeting and, pursuant to the Companies Law, must convene a meeting upon the demand of two directors or one quarter of the directors in office or upon the demand of the holder or holders of at least 5% of our outstanding ordinary shares and 1% of the voting rights, or one or more shareholders holding in the aggregate at least 5% of the voting rights in the company.

Prior Notice Requirements. Under our Articles, we are required to give prior notice of a shareholder meeting as required by law or applicable stock exchange rules, but in any event not less than seven (7) days. Under the Companies Law, shareholder meetings generally require prior notice of not less than 21 days or, with respect to certain matters, such as election of directors and affiliated party transactions, prior notice of not less than 35 days.

Quorum. Two or more shareholders, present in person or by proxy and holding at least 35% of our outstanding voting power constitute a quorum. If there is no quorum within an hour of the time set, the meeting is postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders will constitute a quorum.

Resolutions. Unless otherwise required by the Companies Law, resolutions at shareholder meetings are deemed adopted if approved by the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon.

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

It should be noted that under regulations promulgated under the Companies Law Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), the aforesaid shareholder approval of extraordinary transactions is not required in certain instances, including without limitation, where the audit committee and board of directors determine that the transaction is solely to the benefit of the company, and in any case  provided that a shareholder(s) holding at least 1% of the company’s outstanding shares or voting power may demand such shareholder approval by sending a written notice within 14 days following announcement of the transaction’s approval relying on the Relief Regulations.

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

Indemnification of Office Holders

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may indemnify an office holder with respect to an act performed in his capacity as an office holder, retroactively (after the liability has been incurred) or in advance, provided that our articles of association allow us to do so, against the following:

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

Indemnity and Insurance

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with an Indemnification Agreement, substantially in the form approved by our shareholders in 2009. We currently maintain directors and officers liability insurance with a per-claim and aggregate coverage limit of $10 million including legal costs incurred.

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

Several of our related party agreements may be deemed "Material Contracts" including: The Convertible Loan Agreement with STINS COMAN; the Product Alliance Agreement with STINS COMAN and the MOU we entered into with Quartz Ltd. See Item 7.B. “Related Party Transactions”, and Item 19 “List of Exhibits”.

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

The following summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Prospective purchasers of our ordinary shares should consult their own tax advisors as to Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 24% for the 2011 tax year and 25% for the 2012 tax year. Following an amendment to the Israeli Income Tax Ordinance, 1961 (the "Tax Ordinance"), which came into effect on January 1, 2012, the corporate tax rate is scheduled to remain at the rate of 25% for future tax years.

Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

Pursuant to the above Law, the Company was entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

The period of benefits in respect of the Company's production facilities terminated in 2011. Due to tax losses the Company did not utilize the benefits granted to "Approved Enterprises".

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

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "significant shareholder" at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 30%. However, the foregoing tax rates will not apply to dealers in securities and shareholders who acquired their shares prior to an initial public offering (that may be subject to a different tax arrangement). Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of listed shares.

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

Tax on Dividends

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the following rates: (i) 25%, or 30% for a shareholder that is considered a significant shareholder at any time during the 12-month period preceding such distribution; (ii) 15%, if the income out of which the dividend is being paid is attributable to an Approved Enterprise (or Benefited Enterprise). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25% or 15% if the dividends are from income generated by an Approved Enterprise (or a Benefited Enterprise); however if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, and not more than 25% of our gross income consists of interest or dividends, then the maximum tax is 12.5% for a shareholder who is a U.S. corporation holding at least 10% of our issued voting power during the part of the taxable year preceding the date of payment of the dividend and during the whole of the prior taxable year (and additional conditions under the U.S. -Israel Tax Treaty are met).

 U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax considerations relating to an investment in our ordinary shares. This summary deals only with ordinary shares held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and does not address tax considerations of holders that may be subject to special tax rules, such as dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, life insurance companies, individual retirement and tax-deferred accounts, persons holding the ordinary shares as part of a hedging or conversion transaction or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In addition, this discussion does not address the tax treatment of U.S. holders who own, directly, indirectly or constructively, 10% or more of our outstanding voting stock. The discussion below is based upon the Code, existing and proposed Treasury regulations promulgated thereunder, and applicable administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

The following discussion describes the material U.S. federal income tax consequences to a holder of ordinary shares that is: (1) an individual citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust  or (b) the trust has a valid election in effect under applicable treasury regulations to be treated as a United States person (a person described in (1) through (4) above is referred to herein as a "U.S. holder"). Except to the limited extent discussed below, this summary does not consider the U.S. tax consequences to a person that is not a U.S. holder (a "non-U.S. holder"). In addition, the tax treatment of persons who hold ordinary shares through a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes, generally depend upon the status of the partner and the activities of the partnership. The tax consequences to such a partner or partnership are not considered in this summary and partners and partnerships should consult their tax advisors with respect to tax consequences. In addition, this summary does not consider the possible application of U.S. federal gift or estate taxes or any aspect of state, local or non-U.S. tax laws.

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

Distributions on Ordinary Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies", U.S. holders are required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent of our current and accumulated earnings and profits attributable to the distribution, as determined for U.S. federal income tax purposes.  A non-corporate U.S. Holder that meets certain eligibility requirements may qualify for a 15% or lower rate of U.S. federal income taxation on dividends paid in taxable years beginning on or before December 31, 2012 if we are a "qualified foreign corporation" for U.S. federal income tax purposes.  We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company (please see discussion below) and (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the NASDAQ Capital Market). We believe that we currently are treated as a qualified foreign corporation, and we generally expect to be a qualified foreign corporation during all taxable years before 2013.  However, no assurance can be given that a change in circumstances will not affect our treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year.  In addition, a non-corporate U.S. Holder will not be eligible for the reduced rate if (a) such U.S. Holder has not held the ordinary shares for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. Holder as investment income under Section 163(d)(4)(B) of the Code.  Any days during which the U.S. Holder has diminished its risk of loss with respect to the ordinary shares (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period.  Non-corporate U.S. Holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

Disposition of Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies," upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares. The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder held the shares for more than one year as of the time of disposition. Any gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for certain losses which will be treated as foreign source to the extent certain dividends were received by the U.S holder within the 24-month period preceding the date on which the U.S. holder recognized the loss. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Passive Foreign Investment Companies

We will be a passive foreign investment company ("PFIC") if: (1) 75% or more of our gross income in a taxable year is passive income or (2) at least 50% of our assets (averaged over the year and generally determined based upon value) in a taxable year are held for the production of passive income. Certain "look-through" rules apply in making this determination. Passive income generally consists of dividends, interest, rents, royalties, annuities, income from certain commodities transactions and from notional principal contracts and gains from the disposition of passive assets. An asset will generally be characterized as passive if it has generated (or is reasonably expected to generate in the reasonabley foreseeable future) “passive income” in the hands of the foreign corporation. If we are a PFIC, each U.S. holder who has not elected to be taxed under one of the alternative regimes described below would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, be liable to pay tax at the then prevailing highest tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the U.S. holder’s holding period for the ordinary shares.

Certain elections are available to U.S. holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status. If we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund, or a QEF election, which election may be made retroactively under certain circumstances, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, a U.S. holder of PFIC stock which is regularly traded on certain U.S. stock exchanges (including the NASDAQ Capital Market) or on certain non-U.S. stock exchanges, could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election.

PFIC status is an annual determination that is based on tests that are factual in nature and our status for any year will depend on our income, assets, and activities for such year.  Therefore there can be no assurance that we will not be considered a PFIC for a taxable year. Based on certain estimates of our gross income and gross assets and the nature of our business, we do not belive we were a PFIC for the fiscal year ended December 31, 2011. However, due to legal and factual uncertainties such conclusion is not free from doubt and no assurances can be given in this regard. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we qualify as a PFIC.

If we were a PFIC, a holder of ordinary shares that is a U.S. holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. holder owns the ordinary shares.  In addition, recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders of a PFIC.  The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing.  If we were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

Information Reporting and Backup Withholding

A U.S. holder may be subject to backup withholding and information reporting requirements with respect to cash dividend payments and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Information reporting and backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the Internal Revenue Service.

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

A non-U.S. holder may be subject to U.S. income tax on dividend received on ordinary shares or upon the receipt of income from the disposition of ordinary shares if (1) such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or a fixed place of business in the United States; (2) the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (3) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax law applicable to U.S. expatriates.

Non-U.S. holders may be subject to backup withholding on the payment of dividends on ordinary shares, or the proceeds from the disposition of ordinary shares made in the United States or by a U.S. related person, unless the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more specified relationships with the United States. In general, non-U.S. holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares by a foreign office of a broker.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

The above discussion is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences applicable to your particular situation.

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

For some time, until 1997, inflation in Israel exceeded the devaluation of the NIS against the U.S. dollar and we experienced increases in the U.S. dollar cost of our operations in Israel. This trend was reversed in 1997 and has continued in reverse for every year thereafter until the present. In 2011, on an average yearly basis, there was a decrease of approximately 4% in value of the U.S. dollar in relation to the NIS (from 3.733 to 3.578) and there was an increase of approximately 5% in the value of the U.S. dollar in relation to the Euro (from 0.754 to 0.719). These changes in the U.S. dollar rate had an immaterial effect on our results in 2011. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro starts to rise in value relative to the U.S dollar, our business and financial condition could be negatively impacted.

The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents.  Our cash and cash equivalents are held substantially in New Israeli Shekels and in U.S. dollars. We place our cash and cash equivalents with major financial banks.  For purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR rate would be immaterial, as we do not have any borrowings linked to LIBOR.

ITEM 12.                    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13.                    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                    CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2011. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2011 were not effective due to the material weakness described below.

Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. We performed an evaluation of the effectiveness of our internal control over financial reporting that was designed by, or under the supervision of, our CEO and CFO and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2011 was not effective due to the material weakness described below.

Material Weakness and Related Remediation Efforts

During the preparation of our consolidated financial statements for the fourth quarter and full year ended December 31, 2011, we identified discrepancies in connection with the sales process and supporting documentation of several transactions executed during the second half of 2011 that raised doubts as to recognition of such transactions in accordance with U.S. GAAP. Consequently, in consultation with the audit committee of the Board of Directors and our independent registered accounting firm, we requested that our internal auditor examine these and several other transactions executed during 2011.

Following the internal auditor's report, and in consultation with the audit committee of the Board of Directors and our independent registered accounting firm, we determined that (1) during 2011 we lacked an efficient  internal control over financial reporting pertaining to revenue recognition policies under U.S. GAAP, due to inefficient execution of controls over our revenue recognition process , during 2011  (2) our revenue recognition process for the examination of sales transactions and verification that they are in accordance with our revenue recognition policies under U.S. GAAP and associated documentation supporting those controls were not sufficient to address such issues during 2011 and (3) we lacked an appropriate control over several of our sales representatives pertaining to required work in accordance with our sales procedures.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The deficiencies we discovered during the said internal review caused us to over-report revenues in the third quarter of 2011 by approximately $144,000, or 3.6% of the total revenues we reported for that quarter. In addition, we determined that revenues from two transactions that were initially recorded could not be recognized in our financial statements for the fourth quarter and full year ended December 31, 2011. In light of the above, we have concluded that the deficiencies we identified in our internal controls constituted a material weakness as of the valuation date of December 31, 2011.

In order to remediate the material weakness described above, we have already expanded  our revenue recognition policy to assist in the understanding and consistent application of U.S. GAAP and implemented new procedures and controls (1) with respect to the examination of sales transactions and verification as to the proper application of our revenue recognition policy, (2) to strictly apply such procedures in order to avoid any revenue recognition malfunction, including by establishing an internal Revenue Recognition Committee for actually applying such expanded and new procedures and (3) to improve our controls over our sales representatives with regard to required work in accordance with our sales procedures. While we believe such remediation activities have already adequately addressed the material weakness we identified, we intend to consider and implement additional measures to further upgrade and enhance our internal control over financial reporting.  For a discussion of the risks associated with such weakness, please see above under Item 3.D – "Risk Factors."

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, based on our findings that our disclosure controls and procedures and our internal controls over financial reporting were not effective as of December 31, 2011, we have and are taking steps to improve our internal controls and procedures, as described above.

ITEM 16.                    [RESERVED]

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

ITEM 16C.                 PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on December 5, 2011, our shareholders re-appointed Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, or KPMG, to serve as our independent registered accounting firm until the next annual meeting. The following table sets forth, for each of the years indicated, the fees paid or payable to KPMG for the period indicated.

	2011	2010
Audit Fees (1)	$76,000	$85,000
Tax Fees (2)	$5,000	$5,000
All Other Fees	-	-
Total	$81,000	$90,000

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

ITEM 16H.                 MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                    FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.                    FINANCIAL STATEMENTS

Index to Financial Statements

ITEM 19.                    EXHIBITS

List of Exhibits

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (2)

2.1	Amended Form of Share Certificate Representing Ordinary Shares (3)

4.1	Amended RiT Technologies Ltd. 2003 Share Option Plan (4)

4.2	Form of Indemnification Agreement (5)

4.3	MOU between the Registrant and Quartz Ltd., dated July 1, 2010* Addendum to the MOU dated May 12, 2011*

4.4	Product Alliance Agreement, between the Registrant and STINS COMAN, dated February 19, 2010 (6) Services Agreement between the Registrant and STINS COMAN, dated July 28, 2011 (7)

4.5	Convertible Loan Agreement, between the Registrant and STINS COMAN, dated June 11, 2009 (8)

4.6
Addendum to the Convertible Loan Agreement, dated February 17, 2010 (9) Addendum to the Convertible Loan Agreement, dated April 14, 2011 (10)  Amendment to the Convertible Loan Agreement, dated December 8, 2011(11) and Amendment to the Convertible Loan Agreement, dated April 17, 2012 (12)

4.7	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated May 17, 2010 (13)

4.8	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated September 13, 2010 (14)

4.9	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated March 15, 2011 (15).

4.10	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 15, 2011*

4.11	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated December 8, 2011*

8.1	List of Subsidiaries (16)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Somekh, Chaikin, Independent Registered Public Accounting Firm.*
_____________________
(1)	Incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(2)	Incorporated by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(3)	Incorporated by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(4)	Incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(5)	Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 11, 2009.

(6)	Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on May 17, 2010.

(7)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on August 25, 2011.

(8)	Incorporated by reference to Annex B of Exhibit 99.3 to the Registrant's Form 6-K filed with the SEC on August 11, 2009.

(9)	Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 29, 2010.

(10)	Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 18, 2011.

(11)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on December 19, 2011.

(12)	Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 24, 2012.

(13)	Incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 29, 2010.

(14)	Incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(15)	Incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(16)	Incorporated by reference to Exhibit 8.1 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2004, filed with the SEC on March 31, 2005.

*	Filed herewith.

**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD.

By:	/s/ Vadim Leiderman
Vadim Leiderman
President and Chief Executive Officer

May 10, 2012

RiT Technologies Ltd. and Subsidiaries Consolidated Financial Statements December 31, 2011

RiT Technologies Ltd.
and Subsidiaries

Consolidated Financial Statements as of December 31, 2011

Contents

Page

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2011 and 2010 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel, May 10, 2012

RiT Technologies Ltd.
and Subsidiaries

Consolidated Balance Sheets

	December 31
	2011	2010
	US$ thousands	US$ thousands
Assets
Current Assets (Note 8A)
Cash and cash equivalents	884	1,391
Trade receivables, net *	3,921	3,259
Other current assets	567	259
Assets held for severance benefits (note 4)	-	7
Inventories	3,779	3,310
Total Current Assets	9,151	8,226

Other Assets
Assets held for severance benefits (Note 4)	1,111	1,197
	1,111	1,197

Property and Equipment, net (Note 3)	239	260
Total Assets	10,501	9,683

Liabilities and Shareholders' Equity
Current Liabilities
Short term loan (note 8A6)	162	259
Trade payables	2,470	2,391
Other payables and accrued liabilities (Note 8A5)	1,144	1,206
Liability in respect of employees' severance benefits (Note 4)	-	9
Total Current Liabilities	3,776	3,865

Other liabilities
Principle shareholder convertible loan (Note 9A)	400	1,519
Liability in respect of employees' severance benefits (Note 4)	1,290	1,368
	1,690	2,887
Total Liabilities	5,466	6,752

Commitments and Contingencies (Note 5)

Shareholders' Equity (Note 6)
Share capital	1,126	854
Treasury stock	(27)	(27)
Additional paid-in capital	45,569	39,880
Accumulated deficit	(41,633)	(37,776)
Total Shareholders' Equity	5,035	2,931
Total Liabilities and Shareholders' Equity	10,501	9,683

*	Includes balances in the amounts of $74 thousand and $110 thousand with related parties as of December 31, 2011 and 2010, respectively (see also note 9A).

/s/ Israel Frieder	/s/ Vadim Leiderman
Director	President and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31
	2011	2010	2009
	US$ thousands	US$ thousands	US$ thousands
Sales (Notes 8B1) *	13,720	11,400	8,655
Cost of sales (Notes 5A and 8B2) *	7,489	6,319	4,710

Gross profit	6,231	5,081	3,945

Operating expenses: *

Research and development, gross	1,871	1,976	3,158
Less – royalty-bearing participation (Note 5A)	-	(73)	(206)
Research and development, net	1,871	1,903	2,952

Sales and marketing	5,684	4,581	5,268

General and administrative	2,463	2,012	2,065

Total operating expenses	10,018	8,496	10,285

Operating loss	(3,787)	(3,415)	(6,340)

Financing loss, net (Note 8B3) *	(102)	(71)	(110)

Other income (Note 9)	32	-	-

Loss before income tax expense	(3,857)	(3,486)	(6,450)

Taxes on income (Note 7)	-	-	-

Net loss for the year	(3,857)	(3,486)	(6,450)
Net loss per share (Note 2Q):
Basic and diluted net loss per ordinary share (US$)	(0.88)	(1.10)	(2.48)
Weighted average number of ordinary shares used to
compute basic and diluted net loss per ordinary share	4,378,942	3,171,124	2,604,428

*           See Note 9B for transactions with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries
Consolidated Statements of Shareholders’ Equity

	Share capital **					Additional
	Deferred	Ordinary	Treasury	Ordinary	Treasury	paid-in	Accumulated
	shares*	shares*	stock*	shares	stock	capital	deficit	Total
				US$	US$	US$	US$	US$
	Number of shares			(in thousands)	(in thousands)	(in thousands)	(in thousands)	(in thousands)
Balance as of January 1, 2009	17,030	2,604,428	2,125	559	(27)	36,681	(27,840)	9,373
Changes during 2009
Issuance of shares to a principle shareholder (Note 9)
Stock compensation expense	-	-	-	-	-	139	-	139
Net loss for the year	-	-	-	-	-	-	(6,450)	(6,450)
Balance as of December 31, 2009	17,030	2,604,428	2,125	559	(27)	36,820	(34,290)	3,062

Changes during 2010
Issuance of shares to a principle shareholder (Note 9)	-	1,302,613	-	280	-	2,758	-	3,038
Stock compensation expense	-	-	-	-	-	12	-	12
Exercise of options	-	66,498	-	15	-	290	-	305
Net loss for the year	-	-	-	-	-	-	(3,486)	(3,486)
Balance as of December 31, 2010	17,030	3,973,539	2,125	854	(27)	39,880	(37,776)	2,931

Changes during 2011
Issuance of shares to a principle shareholder (Note 9)	-	1,222,667	-	269	-	5,154	-	5,423
Stock compensation expense	-	-	-	-	-	502	-	502
Exercise of options		12,916	-	3	-	33	-	36
Net loss for the year	-	-	-	-	-	-	(3,857)	(3,857)
Balance as of December 31, 2011	17,030	5,209,122	2,125	1,126	(27)	45,569	(41,633)	5,035

*	Ordinary Shares – NIS 0.8 par value
Authorized shares: 10,000,000 Ordinary Shares as of December 31, 2011 and 2010; issued and outstanding Ordinary Shares 5,211,247 as of December 31, 2011 and 3,975,664 as of December 31, 2010 (including 2,125 of which are held by a subsidiary) and 5,209,122 issued and outstanding as of December 31, 2011 and 3,973,539 as of December 31, 2010 (not including 2,125 held by a subsidiary).
Deferred Shares – NIS 0.1 par value
Authorized shares include 20,230 Deferred Shares, of which 17,030 are issued and outstanding as of December 31, 2011 and 2010.

**           During 2009 the Company performed reverse split (See Note 6A1).

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31
	2011	2010	2009
	US$ thousands	US$ thousands	US$ thousands
Net loss for the year	(3,857)	(3,486)	(6,450)
Adjustments to reconcile net loss to net cash
used in operating activities:
Severance pay benefits, net	6	(82)	(242)
Depreciation of property and equipment	128	168	254
Stock compensation expense	502	12	139

Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	(662)	(1,215)	1,693
Decrease in long-term trade receivable	-	181	170
Decrease (increase) in other current assets	(308)	203	74
Decrease (increase) in inventories	(469)	45	623
Increase (decrease) in accounts payable and accruals trade	79	1,084	(1,734)
Interest on principle shareholder convertible loan	54	42	3
Increase (decrease) in Other payables and accrued expenses	(62)	(134)	(946)
Net cash used for operating activities	(4,589)	(3,182)	(6,416)

Investing
Purchase of property and equipment	(107)	(61)	(137)
Net cash used for investing activities	(107)	(61)	(137)

Financing
Proceeds from short term loan	1,145	259	250
Repayment of short term loan	(1,242)	(250)	-
Proceeds from principle shareholder convertible loan (Note 9)	4,250	2,710	1,802
Proceeds from exercise of options	36	305	-
Net cash provided by financing activities	4,189	3,024	2,052

Net decrease in cash and cash equivalents	(507)	(219)	(4,501)
Cash and cash equivalents, beginning of year	1,391	1,610	6,111

Cash and cash equivalents, end of year	884	1,391	1,610

Non cash investing activities:
Purchase of property and equipment	20	5	20

Non cash financing activities:
Conversion of Loan	5,423	3,038	-

Cash paid during the year for:
Interest	25	30	15

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

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

In May 1997, the Company incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd. (the “Israeli subsidiary”), intended to make various investments including in securities.  As of the balance sheet date, the Israeli subsidiary holds part of the Company’s outstanding shares (2,125). As of December 31, 2011 the Israeli subsidiary is inactive.

The Company has significant losses attributable to its operations. The Company has managed its liquidity during this time through a series of cost reduction initiatives, expansion of its sales into new markets and private placement transactions. With the goal of growing the company business to a new level. In February 2012 the Board of Directors reinforced the company management team with the addition of a new CEO, Deputy CEO and CTO, and gave it the mandate to create a new strategic plan. The new strategic plan, which was approved in early May 2012 by the Company's Board of Directors, includes realignment of the Company's sales and marketing capabilities and investment in new products development. Based on the most current sales and spending projections, the Company’s estimated liquidity during the remainder of 2012 will be supported through the line of credit from the main shareholder to meet the Company’s operating and loan obligations as they become due through calendar year 2012. The Company’s ability to continue as a going concern is substantially dependent on the successful execution of the sales and spending projections and the receiving of loans from the line of credit referred to above.

The company will seek to raise additional capital for implementing the new strategic plan. There is no assurance that the Company will be able to raise additional capital.

 RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

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

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

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

The balance sheet allowance for doubtful accounts for all periods through December 31, 2011 is determined as a specific amount for those accounts, collection of which is not probable.

F.           Inventories

Inventories are valued at the lower of cost or market value. Cost of inventory is determined as follows:

Raw materials, work in process and finished products- on the "moving average" basis.

Costs of work in process and finished products include- direct materials, labor and overhead incurred.

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

* Over the shorter of the relevant lease period or their useful lives (mainly at 25%)

RiT Technologies Ltd.
and Subsidiaries
Notes to the Consolidated Financial Statements as of December 31, 2011

Note 2 - Summary of Significant Accounting Policies (cont’d)

I.            Revenue recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and other transportation costs charged to buyers are recorded in both sales and cost of sales.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of income.

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

The grants are reflected as a reduction of research and development expenses since the program is in early stages.  Royalty expenses in respect of such grants are classified as part of cost of sales when the related sales are recognized.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 2 - Summary of Significant Accounting Policies (cont’d)

L.           Allowance for product warranty

It is the Company's policy to grant a warranty for certain products.  The balance sheet provision for warranties for all periods through December 31, 2011 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

The following are the changes in liability for product warranty:
US$ (thousands)
Balance at December 31, 2009	66
Accrual for warranties issued during the year	-
Warranty costs incurred (actual warranty claims)	(36)
Balance at December 31, 2010	30
Accrual for warranties issued during the year	-
Warranty costs incurred (actual warranty claims)	-

Balance at December 31, 2011	30

M.           Stock option plans

At December 31, 2011, the Company has several employee compensation plans, which are described in Note 6. The company recognizes all employee stock based compensation as a cost in the financial statement in accordance with “ASC Topic 718 compensation- stock compensation” (“ASC Topic 718”).

The Company’s option awards are primarily subject to graded vesting over a service period.  In those cases, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The Company applies the fair value-based method of accounting set forth in ASC Topic 718 to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are fully vested.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 2 - Summary of Significant Accounting Policies (cont’d)

M.           Stock option plans (cont’d)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the share is the market value of such shares at the date of issuance.

2.            Dividend yield of zero percent for all relevant periods.

3.	Risk free interest rates are as follows:

Year ended December 31%
2011	0.80
2010	-
2009	1.87

4.	Expected term of 1-4 years for each option granted, (mainly 4).

5.	Expected volatility of 127.24% and 88.54% for the years ended December 31, 2011 and 2009, respectively.

The exercise price for options granted to employees generally at not less than the fair value of the Company’s ordinary shares at the date of grant.

N.           Impairment of Long-Lived Assets

The Company accounts for the impairment of long-lived assets in accordance with the provisions of “ASC Topic 360 Property, Plant and Equipment”. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the asset.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment charges were recorded during 2011, 2010 and 2009.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

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

Q.           Net loss per share

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with “ASC Topic 260 Earnings Per Share (“ASC Topic 260”)”.

The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 261,320 stock options for the year ended December 31, 2011 (for the year ended December 31, 2010 – 58,792 stock options ; for the year ended December 31, 2009 – 190,366 stock options).

R.           Segments

The company manages its business on the basis of one reportable segment.

Disclosure about segments of an enterprise and related information requires the disclosure of information about geographical areas. Company sales as reported to management are divided into geographical areas based on the location of customers.  This information is provided in Note 8B1.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 2 - Summary of Significant Accounting Policies (cont’d)

S.           Treasury Shares

Holdings of the Company’s shares by a consolidated subsidiary are presented as treasury stock, and are excluded from the calculation of loss per share.

T.	Fair value measurements

The Company's financial instruments consist mainly of cash and cash equivalents, short-term interest bearing investments, accounts receivable, accounts payable and short-term and long-term loans.

Fair value for the measurement of financial assets and liabilities is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company utilizes a valuation hierarchy for disclosure of the inputs for fair value measurement. This hierarchy prioritizes the inputs into three broad levels as follows:

•	Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities.
•
Level 2 inputs are quoted prices for identical or similar assets or liabilities in less active markets or model-derived valuations in which significant inputs are observable for the asset or liability, either directly or indirectly through market corroboration.

•	Level 3 inputs are unobservable inputs based on the Company's assumptions used to measure assets and liabilities at fair value.

By distinguishing between inputs that are observable in the market place, and therefore more objective, and those that are unobservable and therefore more subjective, the hierarchy is designed to indicate the relative reliability of the fair value measurements. A financial asset or liability's classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

                U.           Recently Issued Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which provides additional disclosures for transfers in and out of Levels I and II and for activity in Level III. This ASU also clarifies certain other existing disclosure requirements including level of desegregation and disclosures around inputs and valuation techniques. The provisions of the ASU are effective for annual or interim reporting periods beginning after December 15, 2009, except for the requirement to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. In the period of initial adoption, the reporting entity shall not be required to provide the disclosures required for any previous periods presented for comparative purposes. The Company adopted the provisions of the ASU in 2010, except for the requirements to provide the Level 3 activity for purchases, sales, issuances, and settlements on a gross basis, which were adopted in 2011. The adoption of ASU 2010-06 did not have a material effect on the Company’s consolidated financial statements. See note 7 to the Consolidated Financial Statements.

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 as of January 1, 2013.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 2 - Summary of Significant Accounting Policies (cont’d)

U.	Recently Issued Accounting Pronouncements (cont’d)

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. A nonpublic entity is required to apply the ASU prospectively for annual periods beginning after December 15, 2011. The Company expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements

In October 2009, the FASB issued Accounting Standards Update ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition—Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The adoption of ASU 2009-13in 2011 did not have an effect on the Company’s consolidated financial statements.

Note 3 - Property and Equipment

Property and equipment, net, consist of the following:

	December 31
	2011	2010
	US$ thousands	US$ thousands
Cost
Research and development equipment	1,326	1,292
Manufacturing equipment	560	530
Office furniture and equipment	1,232	1,255
Leasehold improvements	232	221
	3,350	3,298
Less accumulated depreciation
Research and development equipment	1,249	1,213
Manufacturing equipment	511	485
Office furniture and equipment	1,172	1,168
Leasehold improvements	179	172
	3,111	3,038

	239	260

Depreciation expense for the years ended December 31, 2011, 2010 and 2009 was $128 thousand $168 thousand and $254 thousand, respectively.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

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

According to Section 14 to the Severance Pay Law ("Section 14") the payments of monthly deposits by a company into recognized severance and pension funds or insurance policies, releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing from July 2010, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, beginning that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

Severance pay expense for the years ended December 31, 2011, 2010 and 2009 was $346 thousand, $362 thousand and $449 thousand, respectively.

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

As of December 31, 2011, total commitment payable to the OCS, including interest to date at the above rates, amounted to approximately $1.3 million.

Royalties expenses to the OCS are classified as part of cost of sales (see Note 8B2).

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 5 - Commitments and Contingencies (cont'd)

B.           Lease commitments

1.	Premises occupied by the Company and the US subsidiary are rented under various operating leases.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha'ayin expire in December 2013. The lease agreement for the premises in New Jersey is month-to-month and can be terminated upon 30 days notice. The lease agreement for the representative office in Beijing, China, expires in December 2012. The lease agreement for the representative office in Moscow expires in June 2012.

Minimum future rental payments due under the above leases (except for New Jersey), at rates in effect on December 31, 2011, are as follows:

Year ending December 31	US$ thousands
2012	433
2013	370

803

Part of the lease agreements in Israel are secured by a bank guarantee in the amount of $28 thousand.

Lease expense was $460 thousand, $394 thousand and $521 thousand for the years ended December 31, 2011, 2010 and 2009, respectively.

2.
The Company has several operating leases in respect of motor vehicles. These lease agreements expire on various dates up to 2014. Minimum future lease payments due under the above leases on December 31, 2011, assuming no options are exercised, are as follows:

Year ending December 31	US$ thousands
2012	147
2013	43
2014	28

218

Lease expense was $233 thousand, $244 thousand and $345 thousand for the years ended December 31, 2011, 2010 and 2009, respectively.

C.           Other commitments

As of December 31, 2011, bank guarantees in the amount of $17 thousand have been issued, for VAT commitments and customs duty on importation.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

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

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

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

As of December 31, 2011, the number of the ordinary shares outstanding is 5,209,122

2.	See Note 9 regarding issuance of shares to a principle shareholder.

B.           Share options

1.	RiT Technologies Ltd. 2003 Option Plan

In July 2003, the board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently administered by the board of directors (or the Share Incentive Committee appointed by the Board to administer the 2003 Share Option Plan). The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the board of directors, as specified in the grant letter issued by us to the grantee, contractual live of options granted under the plan is six years. Unless otherwise determined by the board of directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually.

As of December 31, 2011, the number of options granted under the 2003 Plan is 615,690 options and the number of options outstanding under the 2003 Plan is 252,915 options. As of December 31, 2011, 312,327 options are available for future grant (following an increase of 300,000 options to the options- reserve under the 2003 Option plan, approved by the Company’s Board of Directors in July 2011).

2.           RiT Technologies Inc. Employee Stock Option Plan

In May 1999, the board of Directors of the Company adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase the company’s ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options, contractual live of options granted under the plan is six years.

As of December 31, 2011, the number of options granted under the RiT Inc. Plan is 27,242 options and the number of options outstanding under the RiT Inc. Plan is 8,405 options. The RiT Inc. Plan expired during May 2009.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 6 - Shareholders’ Equity (cont'd)

B.           Share options (cont'd)

3.	Stock Options granted under the Employees' and Non-employees' Share Option Plans are as follows:

		Weighted average	Weighted
	Number of		average grant date
	options	exercise price	fair value
		US$	US$
Options unexercised as of January 1, 2009	235,125

Granted	8,000	4.46	1.83
Expired	(500)	20	12.3
Forfeited	(52,259)	16.93	10.65

Options unexercised as of December 31, 2009	190,366

Exercised	(66,498)	4.58	2.57
Expired	(42,098)	11.47	2.85
Forfeited	(22,978)	3.67	2.78

Options unexercised as of December 31, 2010	58,792

Granted	217,850	5.85	3.18
Exercised	(12,916)	2.82	4.33
Expired	(1,376)	13.99	3.3
Forfeited	(1,030)	9.48	3.26

Options unexercised as of December 31, 2011	261,320

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 6 - Shareholders’ Equity (cont’d)

B.           Share options (cont'd)

3.	Stock Options granted under the Employees' and Non-employees' Share Option Plans are as follows: (cont’d)

At December 31, 2011, total compensation cost related to option awards not yet recognized amount to $171 thousand and will be recognized in the statements of operations during fiscal years 2012 – 2013.

The following table summarizes information about stock options outstanding as of December 31, 2011:

	Options outstanding			Options exercisable
	Number of	Weighted		Number of
	shares	average		exercisable
	unexercised as of	remaining	Average	shares as of	Average
	December 31	contractual	exercise	December 31	exercise
Rates of exercise	2011	life	price	2011	price
prices in US$		In years	US$		US$
4-4.8	94,519	3.88	4.1	36,111	4.17
5.12-5.44	1,708	3.28	5.37	1,000	5.32
7.5-8.96	125,001	1.30	7.56	125,001	7.56
9.6-9.84	3,063	4.24	9.66	3,063	9.66
10.24-11.84	2,500	2.1	10.71	2,500	10.71
12.8	19,813	2.87	12.80	19,813	12.8
14.88	9,591	2.77	14.88	9,591	14.88
20.64-22.56	5,125	2.77	22.04	5,125	22.04

	261,320			202,204

At December 31, 2011, options with an average exercise price of $8.24 were exercisable for 202,204 shares (at December 31, 2010, options with an average exercise price of $12.68 were exercisable for 52,415 shares).

Weighted average exercise prices for the options outstanding at December 31, 2011 and 2010 were $7.30 and $11.86, respectively.

Weighted average remaining contractual life of outstanding options at December 31, 2011 was 2.49 years and the intrinsic value as of December 31, 2010 is 3.61.

The total intrinsic value of options exercised during the years ended December 31, 2011 and 2010 was $106 thousand and $173 thousand.

The Black-Scholes assumptions used in valuing the options are presented in Note 2M.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 6 - Shareholders’ Equity (cont’d)

B.           Share options (cont'd)

3.	Stock Options granted under the Employees' and Non-employees' Share Option Plans are as follows: (cont’d)

A summary of the status of the Company nonvested options as of December 31, 2010 and changes during the year ended December 31, 2011 is presented below:

		Weighted
		Average grant
		Date
Nonvested options	Options	Fair value
Nonvested at December 31, 2010	6,377
Granted	217,850	3.18
Vested	(164,081)	3.08
Forfeited	(1,030)	3.26

Nonvested at December 31, 2011	59,116

4.           Options to non-employees

The Company applies the fair value-based method of accounting set forth in ASC Topic 718 to account for stock-based compensation to non-employees. Using the fair value method, the total compensation expense is computed based on the fair value of the options on the date the options are fully vested. The Company granted a total of 37,113 options during the years 2003-2011. Such options granted to non-employees were granted as part of The 2003 Plan.

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

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 7 - Taxes on Income

A.	Israel tax reform

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Legislation Amendments for Implementation of the 2009 and 2010 Economic Plan) – 2009, which provided, inter alia, an additional gradual reduction in the company tax rate to 18% as from the 2016 tax year. In accordance with the aforementioned amendments, the company tax rates applicable as from the 2009 tax year are as follows: In the 2009 tax year – 26%, in the 2010  tax year – 25%, in the 2011 tax year – 24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year  – 21%, in the 2015 tax year – 20% and as from the 2016 tax year the company tax rate will be 18%.

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law the tax reduction that was provided in the Economic Efficiency Law, as aforementioned, will be cancelled and the company tax rate will be 25% as from 2012.

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law")

Rates

Pursuant to the above Law, the Company was entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

The period of benefits in respect of the Company's production facilities terminated in 2011. Due to tax losses the Company did not utilize the benefits granted to "Approved Enterprises"

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

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 7 - Taxes on Income (cont’d)

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

Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years, in respect of property and equipment under the Law for Encouragement of Industry (Taxation), 1969.  The Company has not utilized this benefit to date.

E.           Tax assessment and tax loss carry forwards

The Company has not received final tax assessments since its incorporation.  In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2007 tax year can be regarded as final. The Company's Israeli tax loss carry forward are denominated in NIS and approximates $41,768 thousand as of December 31, 2011, and can be carried forward indefinitely against future taxable income.

The U.S. subsidiary is taxed under the U.S. Federal and State income tax rules. As of December 31, 2011, the U.S. subsidiary has Federal tax loss carry forwards of approximately $5,580 thousand, which will expire between 2017 and 2031. Following the change in control which occurred in the parent company in June 2008, the U.S. subsidiary might be exposed to an ownership change as defined in the Internal Revenue Code Section 382. An ownership change occurs when the ownership percentage of 5% or greater stockholders changes by more than 50% over a three-year period. As a result, the utilization of approximately $1.5 million of the tax loss carry forwards in the U.S. subsidiary might be severely limited.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 7 - Taxes on Income (cont’d)

F.           Deferred tax assets and liabilities

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2011	2010
	US$ thousands	US$ thousands
Deferred tax assets:
Allowance for doubtful accounts	66	16
Severance pay	45	31
Vacation pay	58	73
Research and development	71	40
Tax loss carry forwards	12,649	9,747
Total gross deferred tax assets	12,889	9,907

Valuation allowance	(12,889)	(9,907)

Net deferred tax assets	-	-

The net change in valuation allowance for the year ended December 31, 2011 was an increase of $2,982 thousand (increase of $1,321 thousand in 2010).

Deferred tax assets for future benefits are included where their realization is more likely than not.

Because of history of taxable losses, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets. As such, the Company has recorded a full valuation allowance in regard of all its tax loss carry forwards as well as for other deductible temporary differences at December 31, 2011 and 2010.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 7 - Taxes on Income (cont’d)

G.	Loss before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense

The components of loss before income tax expense are as follows:

	Year ended December 31
	2011	2010	2009
Israel	(3,587)	(2,923)	(6,273)
United States	(270)	(563)	(177)

Loss before income tax expense	(3,587)	(3,486)	(6,450)

A reconciliation of the theoretical income tax expense, assuming all loss is taxed at the Israeli statutory income tax rate of 24% for the year ended December 31, 2011, 25% for the year ended December 31, 2010 and 26% for the year ended December 31, 2009, and the actual income tax expense, is as follows:

	Year ended December 31
	2011	2010	2009
	US$ thousands	US$ thousands	US$ thousands
Loss before income tax expense	(3,857)	(3,486)	(6,450)

Theoretical income tax benefit at Israeli
statutory tax rates	(926)	(873)	(1,677)
Non-deductible expense	14	11	13
Stock compensation expense	120	3	36
Change in valuation allowance	2,982	1,321	(1,021)
Adjustments arising from differences on the tax rate	(43)	(84)	(25)
Tax rate change	(3,141)	-	2,771
Financial reporting purposes and other**	994	(378)	(37)

Income tax expense for the reported year	-	-	-

**
Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company, and the exchange rate of Israeli currency relative to the dollar.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 7 - Taxes on Income (cont’d)

H.           Accounting for uncertainty in income taxes

The total amount of gross unrecognized tax benefits as of January 1, 2007, was $0.6 million. There was no change in the unrecognized tax benefits during the years ended December 31, 2009 and 2010. The entire balance of the unrecognized tax benefits, if recognized, would not affect the effective tax rate as this amount would be offset by compensating adjustments in the Company's deferred tax assets that would be subject to a valuation allowance based on the conditions existing at the Company's reporting date.

The Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next year.

The Company and its subsidiaries account for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of the ended years December 31, 2009, 2010, and 2011, no interest and penalties related to unrecognized tax benefits had been accrued.

The Company and its subsidiaries file income tax returns in Israel and in the U.S.  The Israeli tax returns of the Company and its Israeli subsidiary are open to examination by the Israeli Tax Authorities for the tax years beginning in 2008.  The U.S. tax returns of the U.S. subsidiary are open to examination by the U.S. tax authorities for tax years beginning in 2006.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 8 - Supplementary Financial Statements Information

A.           Balance Sheets

1.            Cash and cash equivalents

Comprised of:
	December 31
	2011	2010
	US$ thousands	US$ thousands
Cash and deposits *	884	1,391

*	As of December 31, 2011, $63 is deposited in NIS bearing an average annual interest of 2.30%. $49 was pledged against the Company's bank guarantees.

*	As of December 31, 2010, $179 is deposited in NIS bearing an average annual interest of 1.37%. $164 was pledged against the Company's bank guarantees.

The deposits are in thousands.

2.            Trade receivables, net

Trade receivables, net, consist of the following:

	December 31
	2011	2010
	US$ thousands	US$ thousands
Trade receivables	4,184	3,325
Less allowance for doubtful accounts (*)	(263)	(66)

	3,921	3,259

*           The following are the changes in the allowance for doubtful accounts:

Changes in the allowance for doubtful accounts

US$ thousands
Balance as of January 1, 2009	21
Additions	16
Deductions	(8)

Balance as of December 31, 2009	29
Additions	53
Deductions	(16)

Balance as of December 31, 2010	66
Additions	197
Deductions	-

Balance as of December 31, 2011	263

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 8 - Supplementary Financial Statements Information (cont'd)

A.           Balance Sheets (cont'd)

3.            Other current assets

Other current assets consist of the following:

	December 31
	2011	2010
	US$ thousands	US$ thousands
Receivables from the Government of Israel:
Value added tax authorities	185	85
Prepaid expenses	132	136
Accrued Income from related parties	204	-
Other	46	38

	567	259

4.	Inventories

Inventories consist of the following:

	December 31
	2011	2010
	US$ thousands	US$ thousands
Raw materials and subassemblies	1,568	1,390
Work in process	396	514
Finished products	1,815	1,406

	3,779	3,310

5.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31
	2011	2010
	US$ thousands	US$ thousands
Employees and employee institutions	630	817
Government of Israel:
Accrued expenses	482	338
Provision for product warranty	30	30
Other	2	21

	1,144	1,206

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 8 - Supplementary Financial Statements Information (cont'd)

A.           Balance Sheets (cont'd)

6.	Short term loan

On December 31, 2010 the company entered into a factoring agreement with CLAL Factoring. The balance as of December 31, 2011 is $162 thousands. The proceeds received are presented within short term loans.

7.           Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the financial instruments as of December 31, 2011 and 2010 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables, other current assets, other payables, short term loan. The carrying amounts approximate fair value because of the short maturity of these instruments. Long term loan, the carrying amount approximates fair value.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 8 - Supplementary Financial Statements Information (cont'd)

B.           Statements of operations

1.            Sales (1)

(a)           Classification of sales by geographical destination:

	Year ended December 31
	2011	2010	2009
	US$ thousands	US$ thousands	US$ thousands
United States	1,360	546	1,723
Europe	5,660	4,699	3,461
Israel	2,137	1,966	1,155
South and Latin America	400	599	351
Asia Pacific	3,654	3,395	1,494
Rest of the world	509	195	471

	13,720	11,400	8,655

(1)   Sales are attributed to geographical areas based on location of customers.
      The Company’s property and equipment is primarily located in Israel.

(b)           Sales by major product lines:

	Year ended December 31
	2011	2010	2009
	US$ thousands	US$ thousands	US$ thousands
Enterprise Solution	13,160	10,833	8,129
Carrier Solution	560	567	526

	13,720	11,400	8,655

(c)	Principal customers:

During fiscal years 2011, 2010 and 2009 there were no sales to customers exceeding 10% of total sales.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 8 - Supplementary Financial Statements Information (cont'd)

B.           Statements of operations (cont’d)

2.           Cost of sales

Cost of sales consists of the following:

	Year ended December 31
	2011	2010	2009
	US$ thousands	US$ thousands	US$ thousands
Payroll and related benefits	868	715	878
Materials purchased	4,507	3,795	1,922
Subcontracted work	1,974	1,330	732
Royalties to the OCS	6	16	32
Write-down of inventories	49	87	121
Other production costs	378	564	477

	7,782	6,507	4,162
Decrease (increase) in inventories	(293)	(188)	548

	7,489	6,319	4,710

3.	Financing income, net

Financing income, net, consists of the following:

	Year ended December 31
	2011	2010	2009
	US$ thousands	US$ thousands	US$ thousands
Expenses:
Interest on short-term credits and bank charges	(26)	(30)	(53)
Interest on long-term principle shareholder loan	(54)	(42)	(3)
Exchange translation (expenses) income, net	(24)	(2)	(65)
	(104)	(74)	(121)
Income:
Interest from banks and others	2	3	11

Financing income, net	(102)	(71)	(110)

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 9 - Related Parties Balances and Transactions

Distributor Agreement – Enterprise. STINS COMAN, which became RiT’s largest shareholder in June 2008, has served as RiT’s distributor in Russia for its enterprise products since 1994 and has worked with the Company consistently since that date. In May 2005, more than three years before STINS COMAN became a principal shareholder of RiT, the Company entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as RiT’s non-exclusive distributor of enterprise products in Russia. The term of the Distributor Agreement has expired and, following approval of RiT’s Audit Committee, Board of Directors and shareholders the Company renewed its term initially until July 14, 2009, and in June 10, 2010 the Company extended the term until July 14, 2011 (the “Extended Term”). Such Extended Term shall, subject to applicable law, automatically renew for additional one-year terms at the conclusion of each period, unless terminated by either party.

Under the Distributor Agreement, STINS Corp. undertook a series of obligations, including to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for RiT’s products, and to assure adequate advisory, installation and support services. The Company undertook a series of obligations, including to supply STINS Corp., at no cost, with such aids and technical assistance as the Company deem necessary to aggressively pursue product sales. The prices at which STINS Corp. is entitled to buy RiT’s products is, like most of the Company’s distributors, at a 50% discount to the recommended price list existing at the time we accept each purchase order. In 2011, 2010 and 2009, the Company generated approximately $383,000, $595,000 and $306,000, respectively, in revenues from orders placed by STINS COMAN under the Distributor Agreement.

At the 2011 annual-shareholders-meeting (December 2011), the Company approved the renewal of the Distributor Agreement (following approval of the Company’s Audit Committee and Board of Directors). Such renewal action was taken due to recent amendment to the Israeli Companies law, 1999. The renewal resolution provided also that the Company is authorized to renew and/or modify the Distributor Agreement from time to time as the authorized officers of the Company deem fit and provided that any renewal or modification of the terms of the Distributor Agreement, that materially increase the obligations, or decrease the rights of the Company, shall be approved by the Audit Committee and Board of Directors of the Company.

2008 Private Placement. In June 2008, the Company entered into a short-term loan agreement with STINS COMAN, under which STINS COMAN extended us an unsecured loan of up to $4 million at an annual interest rate of 2.47%. Under the loan agreement, the Company was required to repay the outstanding principal amount and the interest accrued thereon in one payment 12 months after receipt of the funds. In July 2008, the Company entered into a binding Memorandum of Understanding for a private issuance by the Company of newly issued ordinary shares to STINS COMAN, whereby the outstanding loan amount and the interest accrued thereon will convert, at the closing, into ordinary shares at a conversion price of $0.65 per share. The closing was subject to the execution of a definitive agreement and was approved by the Company’s shareholders at the annual meeting held in August 2008.

In September 2008, the Company completed the private placement transaction and the Company issued to STINS COMAN 769,231 (6,153,846 pre-reverse stock split) of the Company’s ordinary shares at $5.2 ($0.65) per share, for aggregate proceeds of $4 million, which replaced the $4 million already committed under the loan agreement. Pursuant to the securities purchase agreement, the Company also agreed to make reasonable commercial efforts to register for resale all the newly issued ordinary shares under the Securities Act of 1933, as amended, within six months following demand by STINS COMAN. As of current date, STINS COMAN did not demand any of such “registration demand” right. The purchase agreement included customary representations and warranties by STINS COMAN with respect to its status and limited representations by us regarding the transaction and the validity of the shares.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 9 - Related Parties Balances and Transactions (cont’d)

Employment. Mr. Sergey Anisimov is the Chairman of the Company’s Board of Directors and is the founder and President of STINS COMAN. In July 2008, the Company’s Audit Committee and Board of Directors approved the employment of Mr. Anisimov's son in the quality assurance department at a monthly gross salary of approximately NIS 12,000 (approximately $3,400), and additional social benefits in accordance with the Company’s policy. The Company’s Audit Committee and Board of Directors also approved, subject to shareholder approval, a framework arrangement pursuant to which any modifications or amendments to be made in Mr. Anisimov’s son’s employment terms or position by the Company’s officers in the future are approved; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year, (iii) any change in position is permitted as long as he is not appointed as one of the Company’s office holders; and (iv) the further approval by the Audit Committee and the Board of Directors. Following said approvals by the Board and Audit Committee, the shareholders approved the foregoing compensation and framework arrangement at the annual meeting held in August 2008.

In September 2010, the Company’s Audit Committee and Board of Directors approved a raise of Mr. Anisimov’s son’s salary by 20% for 2008 and 20% for 2009, i.e., an aggregate of 44% raise of salary, as well as a change of position to work in the Company’s support department.

Distributor Agreement – Carrier. In September 2008, the Company entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as the Company’s non-exclusive distributor of carrier products in the CIS market until, initially, September 2009, with automatic renewals for additional one year terms, unless terminated by either party. The Company refers to this agreement as the Carrier Distributor Agreement. The Carrier Distributor Agreement is an umbrella agreement that provides a framework for future deals in the carrier market, the terms of each of which would require further approval of the Company’s Audit Committee and Board of Directors and, if required under Israeli law, the Company’s shareholders. The prices at which STINS Corp. is entitled to buy carrier products is at the recommended price list existing at the time the Company accepts the purchase order, unless otherwise agreed by the parties with respect to each deal, on a case-by-case basis which would require further approval of the Company’s Audit Committee and Board of Directors. In December 2008 the Company’s Audit Committee and Board of Directors approved a proposed carrier transaction in Russia through STINS COMAN, as distributor, however such transaction was not fulfilled.

Due to a recent amendment of the Israeli Companies law, the Company’s Audit Committee and Board of Directors resolved in July 2011 to reapprove the Carrier Distributor Agreement with Stins Coman, following determinations that the proposed Agreement was in the Company’s best interests, in the ordinary course of business and on market terms. The re-approval was subjected also to further approval of each future-specific transaction under such Agreement, by the Company’s Audit Committee and Board of Directors. As of current date, no specific Carrier transaction was carried out by STINS COMAN under such Distributor Agreement.

2009 Convertible Loan Agreement. On June 11, 2009, the Company entered into a Loan Agreement with STINS COMAN, the Company’s controlling shareholder. On June 17, 2009, the Company entered into an Addendum to the Loan Agreement (the Loan agreement and the Addendum together, the "Convertible Loan Agreement"). On June 17, 2009, the Company’s Audit Committee and Board of Directors approved the Loan Agreement and the Addendum thereto, which were approved by the Company’s shareholders at the Company’s annual general meeting held on September 14, 2009. Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan, originally of up to $10 million (the “Maximum Amount”), within 14 days following the request of the Company, at an annual interest rate of 2.47%. According to an amendment signed on December 8, 2011, the Loan “Maximum Amount” was increased by $4 million to be $14 million. At any time commencing October 1, 2009, the Company may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $14 million) and at intervals of at least 30 days between each call request. The term for any loan-portion-call was set originally until June 2010 (the “Term”), however under additional addendums signed on February 17, 2010, April 14, 2011, and recently the Amendment signed as of December 8, 2011, the Term was extended until June 11, 2013 (four years). During this extended period, RiT may call for any additional portion of the loan up to its Maximum Amount.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 9 - Related Parties Balances and Transactions (cont’d)

Under the Convertible Loan Agreement, the Company is required to repay the outstanding principal amount and the interest accrued thereon after 36 months from receipt of each part of the funds respectively. STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon, in whole or in part, into the Company’s ordinary shares at a conversion price per share equal to the market price of the Company’s ordinary shares on NASDAQ on the day the Company received the funds from STINS COMAN, plus a premium of 10% thereon. The conversion is subject to 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties on September 11, 2008.

As of December 31, 2011, the Company had drawn approximately $ 8.8 million of the principal of the loan under the Convertible Loan Agreement, which the Company received in installments. The market price of the Company’s ordinary shares on NASDAQ on the day the Company received each part of the funds from STINS COMAN ranged between $3.01 and $6.65 (the "Base Price”). For subsequent events see Note 10.

•
On May 17, 2010, the Company’s Board of Directors approved a conversion of approximately $1.5 million loan amount, representing principal and interest accrued until such date, into 615,485 of the Company’s ordinary shares, which were issued to STINS COMAN pursuant to the terms of the Convertible Loan Agreement. Consequently, on May 17, 2010, the Company entered into a Securities Purchase Agreement with STINS COMAN effecting the conversion of $1.5 million of the loan into 615,485 ordinary shares, reflecting an average conversion price of $2.465 per share (i.e., with a 10% premium on the Base Price of each part of the funds received). The issuance of such shares was completed and made as of June 9, 2010.

•
On September 13, 2010, the Company’s Board of Directors approved an additional conversion of approximately $1.5 million loan amount, representing principal and interest accrued until such date, into 687,128 of the Company’s ordinary shares, which were issued to STINS COMAN pursuant to the terms of the Convertible Loan Agreement. Consequently, on September 13, 2010, the Company entered into a Securities Purchase Agreement with STINS COMAN effecting the conversion of approximately $1.5 million of the loan into 687,128 ordinary shares, reflecting an average conversion price of $2.214 per share (i.e., with a 10% premium on the Base Price of each part of the funds received). The issuance of such shares was completed and made as of September 30, 2010.

•
On March 15, 2011, the Company’s Board of Directors approved an additional conversion of approximately $1.175 million loan amount, representing principal and interest accrued until such date, into 408,787 of the Company’s ordinary shares, which were issued to STINS COMAN pursuant to the terms of the Convertible Loan Agreement. Consequently, on March 15, 2011, the Company entered into a Securities Purchase Agreement with STINS COMAN effecting the conversion of $1.175 million of the loan into 408,787 ordinary shares, reflecting an average conversion price of $2.876 per share (i.e., with a 10% premium on the Base Price of each part of the funds received). The issuance of such shares was completed and made as of March 31, 2011.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 9 - Related Parties Balances and Transactions (cont’d)

•
On June 15, 2011, the Company’s Board of Directors approved an additional conversion of approximately $1 million loan amount into 177,006 of the Company’s ordinary shares to STINS COMAN pursuant to the terms of the Convertible Loan Agreemen, reflecting an average conversion price of $5.68 per share (i.e., with a 10% premium on the Base Price of each part of the funds received).  The issuance of such shares was completed as of June 30, 2011.

•
On December 8, 2011, the Company’s Board of Directors approved an additional conversion of approximately $3.2 million loan amount into 636,874 of the Company’s ordinary shares to STINS COMAN pursuant to the terms of the Convertible Loan Agreement, reflecting an average conversion price of $5.09 per share (i.e., with a 10% premium on the Base Price of each part of the funds received). The issuance of such shares was completed as of December 29, 2011.

IntElorg. In June 2009, the Company entered into a Representative Agreement with IntElorg Pte Ltd., a Singapore company affiliated with STINS COMAN ("IntElorg"). Under the Representative Agreement, IntElorg agreed to act as the Company’s sales agent in Singapore and other countries in Asia where the Company do not have a local presence, in consideration for a monthly retainer fee of 8,531 Singapore Dollars and a commission on sales of products in the amount of 5.0% of the net invoice price of such products. The initial term of the Representative Agreement is one year and, thereafter, the agreement is automatically renewed for additional one year terms, unless terminated by either party, for any reason, upon 30 days notice.

In light of the relationship between IntElorg and STINS COMAN, the Company’s Audit Committee and Board of Directors approved the agreement. The Representative Agreement was mutually terminated on October 10, 2010 (an agreed date following controversy), and as of such date said Agreement has no validity and effect. No sales were made under such Representative Agreement with IntElorg

2009 Short-Term Loan. Effective as of November 26, 2009, the Company entered into an additional short term loan agreement with Newcon International Ltd., (“Newcon”), a Canadian corporation affiliated with STINS COMAN. Under the short term loan agreement, Newcon agreed to lend us a sum of $250,000, for a maximum term of three months.  The loan amount bears no interest during the term and was fully repaid to Newcon in January 2010. In light of the relationship between Newcon and STINS COMAN, the Company’s Audit Committee and Board of Directors approved the agreement.

Product Alliance Agreement. On February 19, 2010, the Company entered into a Product Alliance Agreement with STINS COMAN (the "Product Alliance Agreement"). On March 30, 2010 and on April 9, 2010 the Company’s Audit Committee and Board of Directors approved, respectively, the Product Alliance Agreement and the transaction contemplated thereunder. On June 14, 2010, the Company’s shareholders approved this transaction at a special shareholders meeting.

The Product Alliance Agreement provides for cooperation between STINS COMAN and RiT with regard to a laser speed camera (the “Product”) developed by STINS COMAN, for a term of three years, unless extended by mutual agreement of the parties. Pursuant to the Product Alliance Agreement, STINS COMAN will grant us the exclusive rights to, primarily: (a) manufacture the Product in accordance with the Manufacturing File (as defined therein) furnished to us by STINS COMAN and (b) sell the Product worldwide, except for Russia and the CIS (Commonwealth of Independent States) countries. Additional key terms of the Product Alliance Agreement include the following:

o
The Company’s obligation to pay STINS COMAN part of the Product’s sales proceeds, equal to 50% of an amount equal to the excess of (i) the proceeds from sales of the Product over (ii) the costs of manufacturing the Product. Such payments to STINS COMAN are to be paid not later than three years after the Company’s actual receipt of the sales proceeds.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 9 - Related Parties Balances and Transactions (cont’d)

o
STINS COMAN has the option to convert any money due to it under the Product Alliance Agreement into the Company’s ordinary shares at a conversion price equal to the NASDAQ market price of the Company’s ordinary shares on the last day prior to the signing of a definitive share purchase agreement for the issuance and sale of the Company’s ordinary shares upon such conversion.

o
The Company has the right to purchase the Product at an agreed-upon purchase price amount equal to the excess of (a) $4 million over (b) the then aggregate money amount due to  STINS COMAN under the Product Alliance Agreement.

o
STINS COMAN undertook to indemnify us in respect of all damages actually incurred or suffered by us as a result of claims by third parties that the use or sale of the Product infringes a valid patent, trademark, copyright or other intellectual property right.

Following the execution of the Product Alliance Agreement and in light of apparent world market requirements, a need for further research became apparent as well as the need for adjustment of the Manufacturing File (and the products based on it) to make them suitable for worldwide distribution. Due to this need, the Company entered into a Services Agreement with Stins Coman, dated July 28, 2011, following approvals of the Company’s Audit Committee and Board of Directors. Under the Services Agreement, RiT will provide Stins Coman with R&D services for improving the Manufacturing File as aforesaid, and Stins Coman will reimburse RiT for the costs and expenses incurred for such services (the aggregate reimbursement shall not exceed $300K). In addition, Stins Coman will compensate RiT for the Services granted to it, compensation equal to 15% of the total costs incurred for employees and contractors hired for the services (i.e. costs of labor + 15%).

Optical Wireless Communication. On July 29, 2010, the Company entered into a Memorandum of Understanding (the “MOU”) with Quartz (Israel) Commerce & Investment Ltd. (“Quartz Ltd.”), a private company incorporated in the state of Israel held by the wife of RiT’s Chairman of the Board, Mr. Sergey Anisimov. The MOU relates to an evaluation of the feasibility of Optical Wireless Communication Technology, a specific technology owned by Quartz (the "Technology"), and the ultimate creation of a prototype system designed to demonstrate the qualities, specification and limitations of such Technology (the "Feasibility Check" and the “Project”, respectively). Under the MOU, the Company agreed to assign specific RiT R&D professionals to work on a part-time basis (under agreed-upon limitations) with Quartz on the Project, while Quartz would recruit and hire specific experts. Quartz further undertook to compensate RiT's designated employees for their part-time employment for Quartz during the term of the Project.

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

The MOU was approved by the Company’s Audit Committee and Board of Directors on July 29, 2010. On May 12, 2011, the Company’s Audit Committee and Board approved entering into an Addendum to the MOU with Quartz, in which the term thereof was extended to enable completion of the Project and a reimbursement provision was inserted, obligating Quartz to reimburse RiT for contractors hired by RiT for the Project.

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 9 - Related Parties Balances and Transactions (cont’d)

Training services for related company. On October 26, 2011 the Company entered into a Services Agreement with “AIS” (Academy of Informational Systems), an entity related to Stins Coman Incorporated, the Company’s controlling shareholder, for the provision of training services in Russia for the Company’s Enterprise products.  As discussed above, STINS Corp., a subsidiary of STINS COMAN Incorporated, is RiT’s distributor of enterprise products in Russia. To educate STINS Corp.’s personnel/customers regarding RiT’s products, from time to time STINS Corp. arranges seminars and training workshops that are carried out by AIS in AIS facilities in Russia.

Under the Services Agreement entered into between RiT and AIS directly, RiT will provide AIS with higher level training and teaching services for RiT’s products in AIS facilities (the “Services”), as requested from time to time. AIS undertook to pay us for the Services in accordance with RiT’s regular services’ price list, existing at the time of any Services given (the “Compensation”), as well to reimburse RiT (one to one basis) for the costs and expenses incurred by RiT and any of its personnel, in carrying out the Services. On October 26, 2011, the Company’s Audit Committee and Board of Directors approved this transaction. As of current date, the Services given by the Company to AIS is valued at $4 thousand.

All transactions with related parties were in the ordinary course of business and at terms comparable to those applied to transactions with other customers or suppliers and are mainly sales of the Company's products, purchases from related parties, human resource and administrative services received and leasing of premises occupied by the Company and the US subsidiary (See Note 5B).

A.           Balances with related parties

The following related parties balances are included in the balance sheets:

	December 31
	2011	2010
	US$ thousands	US$ thousands

Accounts receivable trade	74	110
Accrued Income from related parties	204	-
Principle shareholder convertible loan	400	1,519

RiT Technologies Ltd.
and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2011

Note 9 - Related Parties Balances and Transactions (cont’d)

B.           Income from or expenses to related parties

The following related parties transactions are included in the statements of operations.

	Year ended December 31
	2011	2010	2009
	US$ thousands	US$ thousands	US$ thousands
Income:
Sales	383	595	306

Costs and expenses:
Purchases	-	-	-
Services	-	-	-
Research and development costs	-	-	-
Sales, marketing, general and administrative expenses	-	-	-
Financing expense	55	42	3

C. Purchases of property and equipment	-	-	5

Note 10 - Subsequent Events

Equity incentives to certain officers:

On February 2, 2012 the Company granted/approved the grant of options to our new CEO, new Deputy CEO and new CTO, as follows: (i) 62,509 options (equivalent to 1.2% of RiT’s outstanding shares) were granted to the appointed new CEO- Vadim Leiderman (with vesting of three years, one third in the end of each year); (ii) 52,091 options (equivalent to 1% of RiT’s outstanding shares) were granted to our new Deputy CEO- Moti Hania (vesting of three years, one third in the end of each year from his start of work on April 1, 2012), and (iii) 26,046 options (equivalent to 0.5% of our outstanding shares) were granted to our new CTO- Erez Ben Eshay (vesting of three years, one third at the end of each year), all as part of their new employment terms.  Such options were part of the working-compensation-package given to each of said new officer.  The expected accumulative compensation expense for the grants is approximately $435 thousands.

In addition, on February 2, 2012 the Company approved a retirement package for RiT’s resigning CEO- Mr. Eran Ayzik that included: (i) an extension of time for exercising Mr. Ayzik’s vested options, until the end of March 2014, and (ii) an additional three months’ salary (six month in total following the resignation, considering his contractual right for a three months’ salary).

On April 17, 2012, the Convertible Loan Agreement was amended by increasing the maximum loan amount the Company can draw from STINS COMAN to $20 million (following a previous increase from $10 million to $14 million- made according to an Amendment dated December 8, 2011). In addition, pursuant to the amendment made on December 8, 2011, the term for loan withdrawals was extended by an additional 12 months, i.e., until June 11, 2013.  As of April 27, 2012, the Company has drawn an aggregate of approximately $10.9 million under the Convertible Loan Agreement, such that, assuming that the Company remains in compliance under the Convertible Loan Agreement, it will be able to draw up to an additional $9.1 million under the Convertible Loan Agreement.