Form 20-F
period 2012-12-31
RIT TECHNOLOGIES LTD
filed 2013-04-30
CIK 1041844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Elan Yaish, CFO
RiT Technologies Ltd.
24 Raoul Wallenberg Street, Tel Aviv, Israel
Tel: +972-77- 270-7210
Fax: +972-77- 270-7211
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2012):  7,693,792 ordinary shares (excluding 2,125 ordinary shares held as treasury shares).

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

☐  Yes       ☒  No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

•	"we", "us", "our", "RiT", the "Registrant" or the "Company" are to RiT Technologies Ltd. and its wholly-owned subsidiaries;

•	"dollars" or "$" are to United States Dollars;

•	“NIS” are to New Israeli Shekels, the currency of the State of Israel;

•	"Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended;

•	"SEC" are to the United States Securities and Exchange Commission;

•	“STINS” or “STINS COMAN” are to STINS COMAN Incorporated, a Russian corporation headquartered in Moscow, Russia, and which is our largest shareholder;

•
"Invencom" are to Invencom Technologies Ltd. (formerly known as Quartz (Israel) Commerce & Investments Ltd.), an Israeli private company owned by the wife of Mr. Sergey Anisimov, Chairman of the Board of Directors of the Company and president of STINS COMAN;

•
"Convertible Loan Agreement" or "Convertible Loan" are to the Convertible Loan Agreement between RiT and STINS COMAN, dated June 11, 2009, as amended on June 17, 2009, February 17, 2010, April 14, 2011, December 8, 2011, April 17,2012, August 6, 2012 and October 23, 2012;

•	"IIM" are to Intelligent Infrastructure Management;

•	"Enterprise" and "carrier" relate to the sectors we formerly identified as "datacom" and "telecom," respectively, with our enterprise solutions also referred to as our IIM solutions;

•	“APAC” are to Asia Pacific;

•	"R&D" are to research and development; and

•	“NGN” are to Next Generation Networks.

Incorporation by Reference

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

Trademarks

We have obtained trademark registrations in the United States for our name "RiT" together with our logo and for our products- "PatchView" and "Centermind". Unless indicated otherwise by the context, trade names, trademarks and/or service marks appearing throughout this annual report are trademarks of RiT, its subsidiaries and/or its affiliates and may be registered in certain jurisdictions.

Share Split

On August 24, 2009, we effected a one-for-eight reverse split of our ordinary shares, and accordingly the par value of our ordinary shares was changed to NIS 0.8 per share. Unless indicated otherwise by the context, all ordinary share, option and per share amounts as well as stock prices appearing in this annual report have been adjusted to give retroactive effect to the stock split for all periods presented.

Cautionary Statement Concerning Forward-Looking Statements

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, Section 21.E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, and other federal securities laws with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.

We urge you to consider that statements which use the terms “anticipate,” “believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, performance, levels of activity, our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements, or industry results, expressed or implied by such forward-looking statements. Such forward-looking statements appear in Item 3.D “Risk Factors”, Item 4 “Information on the Company” and Item 5 “Operating and Financial Review and Prospects” as well as elsewhere in this annual report. The forward-looking statements contained in this annual report are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” and in our other filings with the SEC.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.                KEY INFORMATION

3.A.         Selected Financial Data

We have derived the following selected consolidated balance sheet data as of December 31, 2012 and 2011, and the selected consolidated operating data for the years ended December 31, 2012, 2011, and 2010 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have derived the selected consolidated balance sheet data as of December 31, 2010, 2009, and 2008 and the selected consolidated operating data for the years ended December 31, 2009 and 2008 from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP and that were filed with the SEC and are not included in this annual report.

You should read the following selected consolidated financial data together with "Item 5. - Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data

	Year Ended December 31,
	2012	2011	2010	2009	2008

Sales	$8,436	$13,720	$11,400	$8,655	$22,556
Cost of sales	7,065	7,489	6,319	4,710	11,080

Gross profit	1,371	6,231	5,081	3,945	11,476

Operating expenses:
Research and development, gross	3,922	1,871	1,976	3,158	3,781
Less royalty-bearing participation	-	-	(73)	(206)	(104)

Research and development, net	3,922	1,871	1,903	2,952	3,677
Sales and marketing	5,465	5,684	4,581	5,268	6,351
General and administrative	3,043	2,463	2,012	2,065	2,718

Total operating expenses	12,430	10,018	8,496	10,285	12,746

Operating loss	(11,059)	(3,787)	(3,415)	(6,340)	(1,270)
Financial income (loss), net	(48)	(102)	(71)	(110)	52
Other income, net	-	32	-	-	-
Net loss	$(11,107)	$(3,857)	$(3,486)	$(6,450)	$(1,218)
Net loss per share - Basic and diluted	$(1.91)	$(0.88)	$(1.10)	$(2.48)	$(0.59)
Weighted average number of ordinary
shares outstanding - Basic and diluted	5,802,803	4,378,942	3,171,124	2,604,428	2,060,697

Balance Sheet Data

	Year Ended December 31,
	2012	2011	2010	2009	2008

Working capital	$4,965	$5,375	$4,361	$4,528	$8,975
Total assets	9,672	10,501	9,683	9,555	16,836
Share capital and additional paid-in capital	55,030	46,668	40,707	37,352	37,213
Shareholders' equity	2,290	5,035	2,931	3,062	9,373

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

Risks Related to Our Business

We have a history of operating and net losses and we expect to incur additional losses in 2013.

We incurred operating and net losses in each fiscal year since 2007 and there can be no assurance that we will be able to achieve or sustain profitable operations in the future. We expect that the increased expenses associated with implementing our strategic plans will result in operating and net losses in 2013, even if our revenues increase as planned. Even if we do achieve profitability in the future, we may not succeed in sustaining or increasing it on a quarterly or annual basis and we cannot assure that future net income will offset our cumulative losses, which, as of December 31, 2012, were $52.7 million.

We intend to invest significant resources in an unproven technology with which we have no meaningful previous experience.

We intend to introduce Beamcaster™, the first product in our indoor wireless optical network product family, during the third quarter of 2013 and, in order to do so, we intend to continue to invest considerable resources in developing and commercializing such product family. While we believe that our experience in developing IIM solutions that optimize cable infrastructure is associated with the targeted markets of Beamcaster™, we do not have any meaningful previous experience in developing, marketing or distributing this type of product.  The success of this new line of products will depend, among others, on market acceptance of the benefits anticipated from Beamcaster™. In addition, as we are currently at the development stage we may encounter technical or other difficulties that could delay the introduction of this product in a timely manner. Even if we are able to timely complete the development, we expect it will take at least a year before the development and manufacturing costs of the Beamcaster™ stabilize, which is expected to adversely affect operating results during such period. Marketing, sales and customer support of such product, especially if Beamcaster™ systems will be mass produced, will likely require investment in additional resources or remodeling of our sales strategy. There is no assurance that our new product line will be successful or that we will be able to recover the costs incurred in developing and marketing this product line. If we are unable to introduce the Beamcaster™ product on a timely and cost-effective basis and to gain market acceptance for such product, our business, financial condition and results of operations may be materially adversely affected.

Global economic conditions may materially adversely affect our business.

Our business and financial condition is affected by global economic conditions. For example, starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. More recently, credit and sovereign debt issues have destabilized certain European economies as well and thereby increased global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown increase and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, potentially resulting in reductions in sales of our products, longer sales cycles, collectability delays, non-payment for product, slower adoption of new technologies and increased price competition, each of which could have a material adverse effect on our business, operating results and financial condition.

To support our long-term growth strategy, we may need to raise additional financing in 2013. If we are unsuccessful, we may not be able to carry out our long-term strategy as planned.

Although we anticipate that our existing capital resources, including availability under the Convertible Loan, as described elsewhere in this document, will be adequate to satisfy our working capital and capital expenditure requirements for the next twelve months we may need to raise funds during 2013 to support the execution of our long-term growth strategy described herein. If we are unsuccessful in raising such financing on acceptable terms, we will not be able to carry out our plan and our operations and growth strategy would be materially adversely affected. In addition, if these funds are raised through the issuance of equity securities or conversion of loans into equity, the percentage ownership of existing shareholders could be significantly diluted.

Our internal control over financial reporting was not effective as of December 31, 2012 and  although we have implemented remedial measures there is no assurance that our internal control over financial reporting will become effective in the future, which may result in our financial statements being unreliable, a government investigation or the loss of investor confidence in our financial reports.

The Sarbanes-Oxley Act of 2002, or SOX, imposes certain duties and requirements on us. Our efforts to comply with the management assessment requirements of Section 404 of SOX have resulted in increased general and administrative expenses and a devotion of management time and attention to compliance activities, and we expect these efforts to require the continued commitment of significant resources. For example, we identified a material weakness in our internal control over financial reporting related to our revenue recognition process for the year ended December 31, 2011. As a result, we concluded that our internal control over financial reporting was not effective for that fiscal year. During 2012, we implemented a remediation plan designed to address this specific material weakness as well as other SOX requirements. As of December 31, 2012 we corrected the material weakness related to our revenue recognition process and we are in the process of implementing SOX requirements. However, as of December 31, 2012, we did not complete the entire process and therefore our internal controls over financial reporting were still deemed to be ineffective as of December 31, 2012.  We have continued the SOX process in 2013 and will be implementing the remaining open items under the remediation plan and expect that we will be compliant with all SOX requirements by the end of fiscal 2013.

We will continue to devote management time and attention to further improve our internal controls over financial reporting. However, if additional material weaknesses or significant deficiencies in our internal control are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results.  In addition, our internal control over financial reporting has not been and is not required to be audited by our independent registered public accounting firm. Our inability to assert that our internal controls are effective could cause our investors to lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation and/or sanctions by regulatory authorities and could have a material adverse effect on our business and operating results, investor confidence in our reported financial information, and the market price of our ordinary shares.

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

For the foregoing reasons, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and that our operating results for any particular quarter should not be relied upon as an indication of future performance. Also, our quarterly operating results for future periods may be below the expectations of public market analysts and investors.  In such event, it is likely that the price of our ordinary shares would be materially adversely affected.

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

We have discontinued our Carrier product line and are still subject to warranty obligations and possible technical and logistic support to our Carrier customers.

In December 2012 we declared end-of-life of our Carrier products and as a result we recorded an inventory write-off totaling approximately $0.7 million in our fourth quarter 2012 financial results. If an opportunity arises, we may still sell Carrier products already existing in our written- off inventories but we do not expect any meaningful sales. In addition, despite the discontinuance, we may still be subject to warranty obligations and possible technical and logistic support for Carrier transactions carried out in the past and/or in the future as aforesaid.

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

We are currently developing a number of new products and technologies. For example, during 2012 we acquired the technology underlying Beamcaster™ and we intend to invest considerable resources in developing such product. However, there can be no assurance that Beamcaster™ or our other products will be successful or profitable, or that we will not encounter technical or other difficulties that could delay the introduction of these or other new or enhanced products in the future. In addition, it often takes several months before the development and manufacturing costs of new products stabilize, which may adversely affect operating results during such period. If we are unable to introduce new or enhanced products on a timely and cost-effective basis and to gain market acceptance for such products, our business, financial condition and results of operations may be materially adversely affected.

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

Our plans call for significant growth and the rearrangement of our organization in the areas of sales, marketing, product development and logistics. All or a portion of the expenses associated with such expansion will be incurred prior to the generation of any associated revenues. Consequently, if we are unable to efficiently manage this expansion, or if we do not succeed in achieving the expected increase in our sales, then the higher expenses associated with such expansion could have a material adverse effect on our business, operating results and financial condition.

We are dependent, to some extent, on third-party assembly and manufacturing vendors to provide our finished products as well as other suppliers.

Our manufacturing process requires unique production and testing equipment that was designed and produced especially for our products. Since we outsource our manufacturing process to third-party assembly and manufacturing vendors, these vendors have the required know-how, certifications and special tooling needed for production of our products. If we are unable to continue to acquire products from these vendors on acceptable terms, or should any of them cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, any of which could result in a material adverse effect on our business, financial condition and results of operations.

In addition, certain components used in our products and solutions are presently available from, or supplied by, only one source, and certain other components are available only from limited sources. Although we do not have long-term supply contracts with some of our existing suppliers, we have generally been able to obtain supplies of components in a timely manner under acceptable terms, while working to establish alternative suppliers for all products. However, there can be no assurance that delays in key component or product deliveries will not occur in the future due to shortages resulting from the limited number of suppliers, the financial condition or other difficulties of such suppliers. Any inability to obtain sufficient key components or to develop alternative sources for such components, if and as required in the future, could result in delays, interruptions or reductions in product shipments, which could have a material adverse effect on our customer relationships and, in turn, on our business and results of operations. In addition, the components used in our products may be subject to significant volatility in prices for raw materials and components. Significant volatility in prices for raw material and components may result in a required increase in prices that, if we are unable or fail to apply, may adversely affect the results of our operations.

Our success depends on our ability to attract, train and retain highly qualified R&D, technical, sales and management personnel.

Our future performance  depends in large part on the continued service of our key R&D, technical, sales and management personnel and our ability to attract skilled personnel in the future. There can be no assurance that we will be successful in attracting, training, assimilating or retaining, on a timely basis and at a reasonable cost, all the personnel that we may require, or that we will not encounter difficulties as we integrate new personnel into our operations. Our inability to attract, train and integrate such personnel into our operations or to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.

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

We may be subject to warranty and product liability claims.

Our product warranties permit customers to return any products deemed to be defective for repair or replacement. In general, it is our policy to grant a warranty for the hardware components of our products for periods ranging from 12 to 24 months. This policy does not apply to our cabling systems solutions, for which, when installed by a certified cabling installer, we provide a warranty ranging from 20-years to 25 years, depending on the relevant warranty. These warranty periods are customary in the structured cabling industry, but significantly longer than product warranties generally offered in other industries. We may also be subject to other direct and indirect product liability claims, and our reputation may suffer in the event of any warranty claims or product failures. Although we have obtained insurance coverage to help limit our exposure to potential material warranty claims, we cannot assure that such claims would not exceed the available insurance coverage or would not otherwise have a material adverse effect on our business, financial condition or results of operation.

Changes in exchange rates between currencies may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or dollar-linked. We collect a portion of our revenues in Europe in Euros. Most of our purchases of materials and components, and most of our marketing costs, are denominated in dollars or are dollar-linked. However, a material portion of our expenses, including salaries and personnel expenses paid in Israel, are denominated in New Israeli Shekels, or NIS. As a result, we are exposed to several risks, including that either the NIS or the Euro may increase in value relative to the dollar. If either of such events occurs, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured operating results will be adversely affected.

Changes in our senior management may cause uncertainty in, or be disruptive to, our business.

During recent years, we have experienced significant changes in our senior management. In February 2012, Mr. Vadim Leiderman was appointed our new Chief Executive Officer, replacing Mr. Eran Ayzik who served as our Chief Executive Officer since August 2010. In addition, during 2012 Mr. Moti Hania was appointed our Deputy CEO and Mr. Erez Ben Eshay was appointed our Chief Technology Officer. In December 2012, Mr. Elan Yaish was appointed our new Chief Financial Officer and Mr. Assaf Skolnik was appointed our new VP of Sales. The difficulties inherent in transitioning the Company under the leadership of new management, particularly a new Chief Executive Officer and Chief Financial Officer, and integrating new management personnel into our corporate culture, may be disruptive to our business, and, during the transition period, there may be uncertainty among investors, vendors, employees and others concerning our future direction and performance.

Risks Related to our Relationship with STINS COMAN

STINS COMAN and its affiliates beneficially own 87% of our ordinary shares and may therefore be able to control the outcome of matters requiring shareholder approval.

As of April 5, 2013, STINS COMAN and Invencom together beneficially owned approximately 87% of our outstanding shares. Accordingly, STINS COMAN has, subject to special approvals required by Israeli law for transactions involving controlling shareholders, sufficient voting power to elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors), control our management and approve or reject any merger or similar transaction. Mr. Sergey Anisimov, the Chairman of our Board of Directors, is the President of, and owns a majority interest in, STINS COMAN. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then prevailing market price for our ordinary shares. It could also adversely affect our share price.  In addition, the market price of our ordinary shares may be adversely affected by events relating to STINS COMAN that are unrelated to us.

STINS COMAN's ability to convert additional debt into our ordinary shares is limited.

Pursuant to Israeli law, STINS COMAN may generally not hold more than 90% of our outstanding ordinary shares, unless any additional share acquisition is made by means of a "full tender offer" for all of the outstanding shares of our company. As of April 5, 2013, STINS COMAN together with Invencom beneficially owned approximately 87% of our outstanding shares. As of that date, we had no outstanding principal amount under the Convertible Loan with STINS COMAN and approximately $14.1 million remains available for additional drawdowns by us from time to time in the future. Accordingly, STINS COMAN's ability to convert additional debt into our ordinary shares through investments in us is limited by the aforesaid threshold. This restricts our ability to use such conversions of debt to improve our share capital, which may adversely affect our financial condition and results as well as our ability to satisfy the NASDAQ Capital Market's requirements, as described below.

We may be affected by transactions with STINS COMAN.

We are engaged and may in the future engage in transactions with STINS COMAN or its affiliates. In particular, STINS COMAN has been our non-exclusive distributor in the Commonwealth of Independent States market (Russia and the countries comprising the former Soviet Union), or CIS market, for our enterprise products since 1994 and for our carrier products since the end of 2008. We believe that such transactions are beneficial to us and are, or will be, conducted upon terms that are no less favorable to us than would be available to us from unaffiliated third parties. However, STINS COMAN could, subject to compliance with provisions of Israeli law concerning related-party transactions, exercise its influence over our affairs in its own interest.

Some members of our Board of Directors may have conflicts of interest with us.

Mr. Sergey Anisimov, the Chairman of our Board of Directors, and Mr. Boris Granovsky, a member of our Board of Directors, are executive officers and directors of STINS COMAN. In addition, Mr. Anisimov owns a majority interest in STINS COMAN and Mr. Granovsky owns a minority interest in STINS COMAN.  Accordingly, these individuals may occasionally have conflicts of interest with respect to business opportunities and similar matters that may arise in the ordinary course of RiT’s and STINS COMAN’s businesses.

Risks Related to Our Ordinary Shares

Our share price has fluctuated significantly over the years and could continue to be volatile.

Our ordinary shares have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. There can be no assurance that the volatility of our share price and trading volume will not continue or increase. A substantial decrease in market price of our ordinary shares and low trading volumes could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition and results of operations. Market fluctuations could also adversely affect the price of our ordinary shares.

We may not satisfy the NASDAQ Capital Market's requirements for continued listing.  If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares.

Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ, under the symbol RITT. To continue to be listed on NASDAQ, we are required to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares, or MVPHS, of at least $1 million and shareholders' equity of at least $2.5 million.

In past years, we defaulted on several of these requirements and regained compliance only after we carried out several transactions, including a reverse stock split in August 2009 and conversions of the Convertible Loan in July 2012 and December 2012. Most recently, on March 11, 2013, we received a deficiency letter from NASDAQ, indicating that we failed to comply with the minimum of $2.5 million shareholders’ equity requirement and requesting the Company to submit a plan to regain compliance within 45 days. Following the additional conversion of approximately $4.5 million outstanding under the Convertible Loan into approximately one million of our ordinary shares, we received a NASDAQ staff letter, acknowledging that we regained compliance with the NASDAQ shareholders’ equity requirement. However, we cannot assure you that we will satisfy such NASDAQ requirement in the future nor that we will be able to satisfy the minimum bid, MVPHS or other NASDAQ listing requirements in the future. If we are delisted from NASDAQ, trading in our ordinary shares may be conducted, if available, on the "OTC Bulletin Board Service" or, if available, via another market.  In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares, and our ability to raise future capital through the sale of our ordinary shares could be severely limited. As described above, our ability to satisfy the NASDAQ shareholders equity requirement may be limited by the provisions of Israeli Law which restrict Stins Coman's ability to own more than 90% of our outstanding ordinary shares.

In addition, if our ordinary shares were delisted from NASDAQ, our ordinary shares could be considered a "penny stock" under the U.S. federal securities laws.  Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our ordinary shares.

The sale of a substantial number of our ordinary shares in the public market, the conversion by STINS COMAN of amounts outstanding under the Convertible Loan into our ordinary shares, or the expectation thereof, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through an offering of securities.

As of April 5, 2013, we had approximately 8.7 million ordinary shares issued and outstanding.  In addition, approximately 0.7 million additional ordinary shares are issuable upon exercise of outstanding options under our equity incentive plans. If we borrow additional funds under the Convertible Loan, STINS COMAN, our controlling shareholder, may further exercise its right to convert such outstanding Convertible Loan into ordinary shares (subject to the restrictions described above). Sales of ordinary shares previously issued in private placements or issuable upon exercise of options or conversion of the Convertible Loan, or even the prospect of such sales or issuances, could materially adversely affect the market price of our ordinary shares and our ability to raise capital through our offering of securities at acceptable prices. A substantial decrease in the market price of our ordinary shares could also discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. In 2011 and 2012, riots and popular uprisings in various countries in the Middle East have led to severe political instability in those countries. This instability may lead to deterioration of the political and trade relationships that exist between the State of Israel and these countries.  In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Economy, known as the Chief Scientist, for R&D programs and intend to apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including the payment of royalties with respect to grants received. If we fail to comply with these conditions in the future, sanctions (such as the cancellation of grants) might be imposed on us, and we could be required to refund any payments previously received under these programs.  Any products developed with funds provided by these grants are required to be manufactured in Israel, unless we obtain prior approval from a governmental committee and we pay increased royalties. In addition, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved R&D program outside of Israel. The Government of Israel has reduced the grants available under the Chief Scientist's program in recent years, and this program may be discontinued or curtailed in the future.  If we do not receive these grants in the future, we will be required to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Chief Scientist, see "Item 5.C. – Research and Development, Patents and Licenses" below.

It may be difficult to enforce a U.S. judgment against us or our officers and directors and to assert U.S. securities laws claims in Israel.

We are incorporated under the laws of the State of Israel. Service of process upon us, our Israeli subsidiaries, our directors and officers and the Israeli experts, if any, named in this annual report, substantially all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, because the majority of our assets and investments, and substantially all of our directors, officers and such Israeli experts, if any, are located outside the United States, any judgment obtained in the United States against us or any of them may be difficult to collect within the United States.

We have been informed by our legal counsel in Israel that it may also be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. There is little binding case law in Israel addressing these matters. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following conditions are met:

●	subject to limited exceptions, the judgment is final and non-appealable;

●	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

●	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

●	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

●	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

●	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

●	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

●	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

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

Our agent in the United States is our wholly-owned subsidiary, RiT Technologies, Inc., which was incorporated in 1993 under the laws of the State of New Jersey and is located at 900 Corporate Drive, Mahwah, New Jersey 07430, telephone number +1-201-512-1970. Our U.S. subsidiary is primarily engaged in the selling and marketing of our products in the United States.

We became a publicly-traded company on the NASDAQ Global Market (formerly known as the NASDAQ National Market) upon our initial public offering on July 22, 1997. The listing of our shares was transferred to the NASDAQ Capital Market (formerly known as the NASDAQ SmallCap Market) on January 12, 2004, and our ordinary shares are traded under the symbol RITT.

Recent Major Business Developments

Below is a summary of the major business developments in RiT since January 1, 2012:

•	During 2012, as a part of our realignment process, we have experienced significant changes in our senior management, including the appointment of a new CEO, COO & Deputy CEO, CFO, CTO and VP Sales.

•
During 2012, we entered into several amendments to the Convertible Loan Agreement. In addition, during 2012, we issued to STINS COMAN a total of 2,265,857 ordinary shares in connection with the conversion, in the aggregate, of approximately $8.0 million of the Convertible Loan plus interest.

•
In September 2012, we announced that we have reached the final development stage of PV+, our new IIM hardware family. The PV+ product family will support both interconnect and cross-connect network topologies using unique dual-wire bus technology for high speed asynchronous scanning. We plan to release a beta version during the first half of 2013 and to reach full production during the second half of 2013.

•
In October 2012, we announced that we are in final development of Beamcaster™, the first product in our new indoor wireless optical network product family, positioning it for market launch during the third quarter of 2013.

•	In December 2012, we determined to discontinue our Carrier business and issued an "end of-life" notice regarding our Carrier products.

•
On March 11, 2013, we received a deficiency letter from NASDAQ, indicating that we failed to comply with NASDAQ's minimum of $2.5 million shareholders’ equity requirement and requesting the Company to submit a plan to regain compliance within 45 days. Following an additional conversion of approximately $4.5 million outstanding under the Convertible Loan into 1,021,166 of our ordinary shares, which was completed on March 29, 2013, we received a NASDAQ staff letter, dated April 2, 2013, acknowledging that we have regained compliance with the NASDAQ shareholders’ equity requirement.

For a discussion of other important events in the development of our business, see “Item 4.B. - Business Overview.”

Principal Capital Expenditure and Divestitures

During 2012, our capital expenditures totaled approximately $0.5 million (compared to $0.1 million during each of 2011 and 2010), all of which was used for the purchase of machinery, computers and R&D equipment. Other than similar future capital expenditures consistent with the amounts described above, we have no significant capital expenditures in progress.

We did not make any significant divestitures in the past three years.

4. B.        Business Overview

Overview

RiT is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of an innovative indoor optical wireless technology solution:

•
Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions.

•
Our Beamcaster™ product, which we plan to launch during the third quarter of 2013, is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way.

Our Products

Enterprise Solutions.  More than a decade ago, we introduced IIM to the enterprise information technology (IT) world. The underlying premise of IIM was to bring intelligent “self-awareness” to the physical network infrastructure, thereby enabling it to be automatically mapped and monitored. Using accurate and comprehensive information about the presence and status of all network components, our IIM solutions are able to implement a broad range of applications, such as guided MACs (Moves Adds and Changes), automatic provisioning and troubleshooting, thereby affording comprehensive visibility and control into the layer network infrastructure. As such, our systems are designed to improve planning and deployment while optimizing daily operations, increasing the efficiency of the IT staff, enhancing network continuity, improving security and reducing overall network cost-of-ownership.

Our main IIM solution, known as PatchView™, includes our CenterMind™ data center infrastructure management software (previously known as PV4E) and a broad line of associated hardware products, which are used together to secure real time connectivity information with respect to the data network's connectivity infrastructure. Currently, PatchView™ hardware is offered in a traditional cross-connect topology, the PatchView Max. A new inter-connect hardware configuration, the PatchView Plus, or PV+, is expected to be offered during the second half of 2013.  The PV+ hardware product family will support both inter-connect and cross-connect network topologies reducing the amount of space required for inter-connect installations, the required bill of materials and increasing the efficiency, performance and security within the organization.

Commencing in early 2012, we also began to offer our CenterMind™ data center management software (previously known as PV4E) as a stand-alone solution for data centers. In addition, we expanded this stand-alone software to support comprehensive monitoring of power distribution units (PDUs), monitoring environmental parameters in data centers and to enable easy integration into the customer work flow, enhanced reporting and dashboard capabilities.

Integrating our IIM hardware solutions with the advanced functionality of CenterMind™ results in a system that is designed to provide superior space, connectivity and security management capabilities, enabling the system to deliver a new level of control for data center managers and achieve a previously unreachable level of performance optimization for data center operations.

In addition to our PatchView™ hardware and CenterMind™ software products, we also offer SMART Cabling System™, our end-to-end structured network infrastructure solution designed for both copper and fiber cabling environments.

Indoor Wireless Optical Solutions. Our Beamcaster™ product, which we plan to launch during the third quarter of 2013, is the first of our indoor wireless optical network products.  Beamcaster™ is a system comprised of symmetrical, bi-directional optical links that allow high-speed, high-bandwidth transmission through optical signals between the central station and the user station. A Beamcaster™ deployment will require a central station (CS), typically fitted to the ceiling, that can currently serve up to eight user stations via a line-of-sight optical connection, which is connected back to the corporate backbone local area network (LAN) via only one fiber optic or copper cable. The Beamcaster™ technology uses special collimated infra-red beam technology that increases its operational range while assuring maximum security over the link. An electro-optical feature will also enable alignment of the infra-red signal to compensate for narrow beam collimation issues.

We believe that the Beamcaster™ product will enable companies to achieve their high-speed, high-bandwidth network needs by reducing the need for today's cumbersome cabling networks and switching panels. We anticipate that the use of Beamcaster’s™ robust, cost effective and high-performance optical connections will also reduce the time and effort required to design and install traditional cable-based network infrastructure while significantly enhancing network performance, flexibility and security and allowing quick and easy deployment. Nevertheless, the success of this new line of products will depend on market acceptance as well as other factors. We are currently finalizing the development of the initial products and we may encounter technical or other difficulties that could delay the introduction of this product.

Carrier. Until December 2012, we also offered our Carrier product line supporting telcos access network mass verification and qualification programs. During the past several years, sales of this product line decreased and represented an insignificant portion of our total sales (from 16% in 2008 to less than 1% in 2012). Consequently, we determined to discontinue our Carrier product line and, in December 2012, we issued an "end of-life" notice regarding our Carrier products.

The Market Opportunity and Our Solutions

Enterprise Data Centers. The targeted market for our IIM solutions is the enterprise data center market, which consolidates organizational IT assets. Enterprise data centers are “all-in-one” facilities that physically house and execute the full range of data management and communication services, including storage, management, process and exchange of digital data and information, while providing application services and management of various data processing such as intranet, telecommunications and information technology. The data center physically houses various equipment, such as multiple servers (web servers, application servers and database servers), data storage devices, computers, switches and routers, load balancers, wire cages or closets, vaults, racks and related equipment. We believe the key challenges that concern participants in this market include reliability (ideally zero or minimal downtime); power consumption; environmental controls; effective disaster recovery solutions; security (physical safety) protection against intruders damaging or stealing the data or equipment and general safety while operating  physical connections; full control capabilities for customers over network components; and flexibility and transparency in quantifying performance, billing architectures and efficiency.

We believe that our solutions respond to these challenges and market needs by offering a comprehensive solution for enterprise data centers (fully integrated from hardware components through management software and applications), an advantage that positions us to pursue a status as a full comprehensive solution provider. Our IIM solutions address data center concerns by improving planning and deployment while optimizing daily operations, increasing the efficiency of the IT staff, enhancing network continuity, improving security and reducing overall network cost-of-ownership. Our PV+ hardware products support both inter-connect and cross-connect network topologies, reducing the amount of space required for inter-connect installations, the required bill of materials and increasing the efficiency, performance and security within the organization. Our CenterMind™ product supports comprehensive monitoring of power distribution units (PDUs) and monitoring of environmental parameters in data centers, and enables easy integration into the customer work flow, enhanced reporting and increased dashboard capabilities.

In addition, we intend to leverage our vast experience and track record as a pioneer and leading provider of IIM systems, having developed expertise in the deployment of complex IIM systems with numerous clients throughout the world, to develop new alliances with leading global providers and increase sales.

Beamcaster™. The indoor network for commercial and residential office space is currently dominated by cabling infrastructure of copper or optical fibers, with the use of Wi-Fi routers in open spaces. According to a research report published by Infonetics Research on April 14, 2011, the high-speed network port market is expected to grow to $52 billion in 2015, whereas the total copper cable market is forecasted to grow from $4 billion in 2011 to more than $10 billion by 2016. According to the report, most of this growth is driven by upgrades of existing cable installations and the need for copper cable in new networking applications, such as VOIP and data centers. We estimate that the global market volume of structured cable systems is currently estimated at approximately $6 billion with an expected compounded annual growth rate (CAGR) of 10-15% during the coming three years. In addition, the current industry IT development trends are the increasing usage of 1 and 10 GBPS (gigabytes per second) bandwidth equipment, faster growth of emerging markets and the increase in fiber relative to copper. Based on industry estimates, the leading consumer segment in these trends are data centers with a usage market share of approximately 18%, followed by healthcare (11%) and government organizations (10%).

We believe the key challenges that concern participants in these markets include an overly complex design of network infrastructure, costly and timely installation, security and performance]. Our Beamcaster™ solution is intended to address these challenges by reducing the need for both cabling and switches, while (1) significantly enhancing organizational security using symmetrical, bi-directional optical links (2) by reducing the need for cabling, and (3) initially offering  competitive bandwidth of 1 to 10 GBPS with potential future increased bandwidth (Wi-Fi maximum bandwidth is up to 1.0 GBPS). In essence, Beamcaster™ is almost as flexible as Wi-Fi with the performance and security of traditional cables.

We believe that our Beamcaster™ product is suited for multiple environments with our initial focus on open space indoor use, where easy deployment and the ability to have a direct sight line between the central station and the user station can be easily maintained. Beamcaster™ is also an ideal and cost-effective solution for customers looking to replace their old low-performance network cabling infrastructure. We believe that our Beamcaster™ solution will present an attractive offering for customers who want to deploy an ultra-high-speed network infrastructure in an expedited and cost-effective manner.

Our Strategy

Our objective is to utilize our new products-in-development, such as our Beamcaster™ and PatchView Plus, to penetrate new potential markets and leverage our innovative IIM technologies to lead the enterprise data center industry with optimized managed infrastructure.

Key elements of our strategy to achieve these objectives include:

•
Strategically Expand Our Product Lines. Our close relationships with our customers provide us with valuable insights into the enterprise data center market needs and trends. In addition, our system-level expertise, engineering talent and broad technology portfolio provide us with a strong foundation for delivering new products and solutions. We plan to continue to leverage these benefits to develop and enhance our product offerings. In particular, we expect to expand into adjacent markets through organic development and strategic partnerships.

•
Extend Our Technology Positioning. We intend to leverage our positioning as a full solution provider in highly usable, flexible, fast-return on investment enterprise data center infrastructure management solutions.

•	Realign our Selling and Marketing Capabilities. We plan to strengthen our competitive positioning through realignment of sales personnel and marketing activities.

•
Expand and Leverage our Strategic Relationships. We believe that a significant market opportunity exists to sell our solutions with the complementary products and services provided by other organizations, especially leading global providers in our markets. We plan to extend our existing strategic relationships and develop new alliances with leading global providers in order to extend the functionality of our solutions and increase sales.

•
Increase Operational Efficiency and Flexibility. We will also continue to focus on improving the operational efficiency and professional management of all of our operations, while achieving greater capacity utilization and flexibility and continuing to optimize our supply chain.

Sales and Marketing

General

Our IIM sales and marketing strategy has relied primarily upon sales through independent distributors, resellers/integrators, OEMs and other strategic alliance partners with major cabling companies.

Our Beamcaster™ sales and marketing strategy is expected to focus initially in the United States and Europe, primarily through independent distributors.

Most of our customers in the Enterprise market do not have a contractual obligation to purchase products from us. During the fiscal year ended December 31, 2012 we had four customers that represented 14%, 12%, 10% and 10% of our total sales, respectively. During each of the fiscal years ended December 31, 2010 and 2011 we did not have any customers who represented more than 10% of our total sales.  See Note 8 to our Consolidated Financial Statements included elsewhere in this annual report.

For additional details regarding the breakdown of our revenues by geographical distribution and by type of activity, see "Item 5.A - “Operating and Financial Review and Prospects – Operating Results – Results of Operations.”

Enterprise Solutions

The sales and marketing strategy utilizes the following channels:

•
Distributors: Our distributor network includes a broad variety of distributors as well as value-added resellers (VARs), systems integrators and installers, in regions throughout the world. As a general rule, our distributors sign non-exclusive International Distributor Agreements. In the United States, we sell our products through our wholly-owned subsidiary, RiT Technologies, Inc., which sells our products primarily through independent manufacturers’ representatives, distributors and system integrators. Most of our distributors are not bound to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. In the CIS market, we have designated STINS COMAN, our principal shareholder, as our non-exclusive distributor. Our distributors serve as an integral part of our marketing and service network around the world.

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

In addition, our sales force is responsible for large projects and strategic accounts as well as carrying out marketing and sales activities through existing channels. We maintain a representative office and/or local representatives for technical support and sales support in Beijing and Shanghai, China; London, U.K.; Prague, Czech Republic; Sao Bernardo Do Campo, Brazil; Capetown, South Africa; and Mumbai, Chennai and Delhi, India.

In 2012, distributors and OEM partners accounted for approximately 75% of our total enterprise sales, compared to 85% in 2011.

Beamcaster™

We have entered the marketing stage of our Beamcaster™ product during the first quarter of 2013, targeting initial sales of our standard Beamcaster™ configuration during the third quarter of 2013. Our Beamcaster™ sales and marketing strategy is expected to focus in the United States and Europe, primarily through independent distributors.

Seasonality

We have not identified any specific seasonality trends in regards to the sale of any of our products or services.

Manufacturing

Enterprise Solutions

In general, we use sub-contractors to manufacture our products and components, reserving the use of our limited manufacturing facilities located in Tel Aviv, Israel for final assembly, testing and quality control of materials, subassemblies and systems. The majority of our products and components are manufactured, assembled and tested by subcontractors according to our designs and specifications.

Our manufacturing process requires unique production and testing equipment that was designed and produced especially for our products. Since we outsource our manufacturing process to third-party assembly and manufacturing vendors, these vendors have the required know-how, certifications and special tooling needed for production of our products. If we are unable to continue to acquire products from these vendors on acceptable terms, or should any of them cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs.

In addition, certain components used in our products and solutions are presently available from, or supplied by, only one source, and certain other components are available from a limited number of sources. Although we generally do not have long-term supply contracts with our component suppliers, we have generally been able to obtain supplies of components and products in a timely manner. However, in the event that certain of our suppliers or contract manufacturers were to experience financial or other difficulties that result in a reduction or interruption in supply to us, our results of operations would be adversely affected until such time as we established alternate sources.

Beamcaster™

We currently plan to outsource our production and assembly process to potential vendors located in the Far East and Western Europe.

Customer Service and Support

Enterprise Solutions

We believe that providing a high level of customer service and support to our end-user customers is essential to the success and acceptance of our products and solutions. As such, we operate a technical support help desk to support our distributors and customers worldwide via phone, fax, e-mail and on-site visits. We also publish applications and technical notes for distributors, integrators, manufacturers’ representatives and end-users to assist them with the use of our products more efficiently. In certain territories, we maintain local customer support personnel.

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

In general, we provide a 12-to-24 month warranty on all of our hardware products except for SMART Cabling System components, for which, when installed by a certified cabling installer registered with us, we provide a 20-to-25 year warranty for system performance.

We offer second and third level maintenance and support services for our software products to OEMs and distributors and first, second and third level maintenance and support services to our direct customers.

Proprietary Rights

We rely upon a combination of patents, patent applications, trademarks, copyrights, trade secret laws, contractual restrictions and technical measures to establish and protect our proprietary rights in our products, systems and technologies. Patents for our PatchView and PairView technologies and some of our cabling products expire in 2025, 2015 and 2024, respectively. During 2012, we obtained several new patents and/or provisional patents on several other Enterprise products in a number of jurisdictions and our Beamcaster™ technology is currently patent pending.  In addition, we entered into nondisclosure and confidentiality agreements with our employees and with certain partners, suppliers and customers with access to proprietary information. Although we cannot assure that the steps we have taken to protect our proprietary rights will be adequate to prevent misappropriation of our technology or independent development and sale by others of software products with features based upon, or otherwise similar to, those of our products and solutions, we intend to vigorously pursue those who commit infringement in order to protect our proprietary technology.

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

Competitive Position

Enterprise Solutions

Competition in our markets is intense. Many companies develop and sell products that directly or indirectly compete with our products. We believe that the principal competitive factors in this market are product price-performance ratio, brand name recognition, technical features, quality, price, and customer service and support. We cannot assure that we will be able to compete successfully in the future with existing or anticipated competitors.

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

We are aware of a number of products currently in the market that compete directly with our enterprise solutions, such as: the iTRACS Infrastructure Manager system produced by the iTRACS Corporation; Quareo by Tyco Connectivity Ltd.; MapiT by Siemon Interconnect Solutions; MIIM by Molex Incorporated; PanView IQ by Panduit Corp.; and the iPatch System produced by Commscope Inc.

However, we are differentiated by our positioning as a complete solution provider for comprehensive enterprise solutions, the strength of our technologies, the depth of our product portfolio and the breadth of our experience in this marketplace, as well as by our competitive prices. Although many vendors offer various aspects of enterprise solutions, relatively few currently offer a broad portfolio of products ranging from fully-featured, end-to-end systems with an in-depth visibility of connectivity, utilization, power consumption and environmental parameters, like our comprehensive solutions.

Our SMART cabling products compete with Commscope Inc. (SYSTIMAX division), TE Connectivity Ltd., Panduit Corp., Ortronics and Siemon Interconnect Solutions, each of which develops and sells products that directly or indirectly compete with our structured cabling infrastructure.

Beamcaster™

While there are indoor wireless radio-frequency network solutions in the market, we are not aware of any direct competitors with our Beamcaster™ product that utilizes symmetrical, bi-directional optical links. Consequently, we believe that our Beamcaster™ technology, once commercially available, will compete with traditional structured cable systems as well as Wi-Fi technology.

We believe that, when used in open spaces and data centers, the main advantages of Beamcaster™ over traditional cable systems will be:

•	Lower cost: Beamcaster™ will significantly eliminate the need for today’s cumbersome cabling networks and reduces the usage of switching panels, thereby introducing a cost-effective solution;

•	Fast and easy deployment: Beamcaster™ will significantly reduce the time required to install network infrastructure within a room;

•	Flexibility and ease of use: Beamcaster™ will substantially simplify the installation process typically associated with traditional structured cable systems; and

•	Environmental Friendly System. Beamcaster™ will offer a “green” system because its deployment significantly reduces the demand for horizontal cabling and exploits less natural resources.

Wi-Fi technology can generally also provide the benefits outlined above. However, we believe that, when used in open spaces and data centers, the main advantages of Beamcaster™ over Wi-Fi technology will be:

•
High speed/larger bandwidth: Wi-Fi maximum bandwidth is 1.0 GBPS, while our Beamcaster™ will be introduced with a bandwidth of 1 to 10 GBPS. The maximum Beamcaster™  bandwidth is limited only by modem technology and the transfer rate can reach the theoretical speed of light (subject to having the appropriate infrastructure and communication network);

•
Higher security and data separation levels: Unlike radio technology, such as Wi-Fi, the Beamcaster™ signal is narrowly directed, making the signal almost immune from interception by external sources. Specifically, the relatively long-range of RF waves used by Wi-Fi pass through walls, making it vulnerable to interception and monitoring. By comparison, the Beamcaster™ beam cannot pass through walls, thereby preventing unwanted interception of the beam; and

No regulation requirements: In numerous countries, Wi-Fi technology requires government licensing for frequency usage, while our Beamcaster™, when used indoors, is not expected to have any special licensing.

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

Approved Enterprise

See "Item 10E. - Additional Information – Taxation – Israeli Tax – Tax Benefits under the Law for the Encouragement of Capital Investments, 1959" below in this annual report.

Grants from the Israeli Office of the Chief Scientist

See Item "5C. - Research and Development, Patents and Licenses - Grants from the Office of the Chief Scientist" below in this annual report.

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

In 1997, we incorporated a wholly-owned subsidiary in Israel, RiT Tech (1997) Ltd., which was intended to make various investments, including in our securities. RiT Tech (1997) Ltd. is inactive but holds 2,125 of our ordinary shares. Pursuant to the Israeli Companies Law, the shares held by our subsidiary do not bear any voting rights.

4.D.        Property, Plants and Equipment

Israel

We lease an aggregate of 15,758 square feet of office and manufacturing premises in Tel Aviv, Israel and 6,545 square feet of warehousing premises in Rosh Ha'ayin, Israel. These leases expire in December 2013 and June 2015, respectively. Aggregate annual lease payments in 2012 for the Tel Aviv and Rosh Ha'ayin premises were approximately $409,000, compared with $381,000 in 2011.

Other Locations

We lease approximately 1,140 square feet of office premises for our representative office in Beijing, China and approximately 1,888 square feet of office premises for our United States subsidiary in Mahwah, New Jersey. The annual rent for all of these premises was approximately $116,000 in 2012, compared with $79,000 in 2011.

We do not own any real property. See also Note 5 to our consolidated financial statements included elsewhere in this annual report.

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

Overview

We commenced operations in 1989. We are a leading provider of intelligent infrastructure management (IIM) solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product, which we plan to launch during the third quarter of 2013, is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way.

2012 Financial Highlights

Revenues: 2012 revenues totaled $8.4 million, a 39% decrease compared with $13.7 million in 2011. The decrease was attributable primarily to our internal reorganization with the hiring of new senior management, including a new vice-president of sales, and the closing of ineffective sales channels.

Cost of sales: Cost of sales as a percentage of revenues in 2012 was 84%, compared to 55% in 2011. The increase was primarily a result of the discontinuation of our carrier product line and the resulting write-off of related inventory in the amount of $0.7 million, as well as the decrease in sales with the fixed costs remaining the same.

Operating expenses: Operating expenses for 2012 totaled $12.4 million, an increase of 24% compared with $10.0 million in 2011. The increase resulted primarily from our investment in the development of new products, resulting in an increase of R&D expenses by $2.0 million from $1.9 million in 2011 to $3.9 million in 2012.

Net loss: Net loss for 2012 was $11.1 million, compared with $3.9 million in 2011. The increase in net loss was related primarily to the decrease in sales as well as the increase in cost of sales and R&D expenses.

Cash and cash equivalents: Our cash and cash equivalents increased from $0.9 million as of December 31, 2011 to approximately $2.2 million as of December 31, 2012. As of December 31, 2012 we had drawn down a total principal amount of approximately $19.4 million under the Convertible Loan Agreement, of which $16.4 million were converted into ordinary shares. As of December 31, 2012, we may borrow up to an additional $15.6 million from STINS COMAN under the Convertible Loan Agreement.

Shareholders’ Equity: Our shareholders’ equity decreased from $5.0 million as of December 31, 2011 to approximately $2.3 million as of December 31, 2012 as a result of the losses recorded during 2012, which was partially offset by the conversion of approximately $8.0 million into ordinary shares by STINS COMAN in accordance with the Convertible Loan.

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

We generally do not grant the right to return except for replacement of defective products, for which a warranty allowance is recorded.

Allowances for product warranties

In general, we provide a 12-to-24 month warranty on all of our hardware products except for SMART Cabling System components, for which, when installed by a certified cabling installer registered with us, we provide 20-to-25 year warranty for system performance. The balance sheet provision for warranties for all periods through December 31, 2012 is determined based upon our experience regarding the relationship between sales and actual warranty expenses incurred. See Note 2 to our consolidated financial statements included elsewhere in this annual report. This determination may require the exercise of certain judgments, estimates and assumptions.

The warranty for our products is a basic manufacturer warranty accounted for under ASC “Topic 450 Contingencies” and is not a portion of multiple element revenue.  Besides the warranty period, we have no obligation for continuing customer service and support.

Our provision for warranty claims is calculated on a quarterly basis. Based on past years’ experience, the calculation of the product warranty provision is based on a fixed percentage of sales.

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

The balance sheet allowance for doubtful debts for all the periods through December 31, 2012 is determined as a specific amount for all accounts for whom collection is uncertain. In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor's ability to pay, all of which can change rapidly and without advance warning.

Inventories

Inventories are stated at the lower of cost or market.  In respect of work-in-process and finished products, the cost of raw materials and components is determined using the moving average basis and labor costs, and the cost of overhead components is determined on the basis of actual manufacturing costs.  In determining inventory value, we make assumptions as to the market value of inventory.  If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory write–downs and our gross margin could be adversely affected.  In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically.  Our write-offs of inventory in 2012 was $0.8 million as compared to $0.1 million in 2011 The increase primarily resulted from the write-off of $0.7 million in inventory related to the discontinuation of our carrier product line.

Accounting for Stock-based Compensation

On December 31, 2012, we had several employee compensation plans, which are more fully described in Item 6.E. "Share Ownership”. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of ASC Topic 718, "Compensation – Stock Compensation”, and related interpretations as permitted by ASC Topic 718. Effective January 1, 2006, we adopted the fair value recognition method detailed in ASC Topic 718 using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC Topic 718, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC Topic 718.

The fair value of each option grant is estimated on the date of grant using the Black - Scholes option pricing model using the following assumptions:

•	The current price of the share is the fair market value of such shares at the date of issuance;
•	Dividend yield of zero percent for all relevant periods
•	Risk free interest rates are as follows:

Year ended December 31,	Interest Rate (%)
2012	0.5
2011	0.8
2010	-

•	In 2012, grants of options totaled 338,038;
•	In 2011, grants of options totaled 217,850;
•	In 2010, there were no grants of options;
•	Expected term of four years for each option granted; and
•	Expected volatility of 106.67%, 127.24% and 88.54% for the years ended December 31, 2012, 2011 and 2010, respectively.

Most of our option awards are generally subject to ratable vesting over a service period.  In those cases, we recognize compensation cost on a straight-line basis over the requisite service period for the entire award.

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

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of approximately $15.5 million as of December 31, 2012, which relates primarily to the value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. For the year ending December 31, 2012, we did not generate any taxable income. In the event that we generate taxable income in the future, we may be required to adjust our valuation allowance.

While we believe the resulting tax balances as of December 31, 2012, 2011 and 2010 are appropriately accounted for in accordance with ASC Topic 450 "Contingencies" and ASC Topic 740 "Income Taxes" as applicable, the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See Note 7 to our Consolidated Financial Statements included elsewhere in this annual report.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data expressed in dollars (U.S. dollars in thousands) and as a percentage of total revenue:

	December 31,
	2012		2011		2010

Sales	$8,436	100.0%	$13,720	100.0%	$11,400	100.0%
Cost of sales	7,065	83.7%	7,489	54.6%	6,319	55.4%
Gross profit	1,371	16.3%	6,231	45.4%	5,081	44.6%
Operating expenses:
Research and development, net	3,922	46.5%	1,871	13.6%	1,903	16.7%
Sales and marketing, net	5,465	64.8%	5,684	41.4%	4,581	40.2%
General and administrative	3,043	36.1%	2,463	18.0%	2,012	17.6%

Total operating expenses	12,430	147.3%	10,018	73.0%	8,496	74.5%

Operating loss	(11,059)	(131.1)%	(3,787)	(27.6)%	(3,415)	(30.0)%
Financing loss, net	(48)	(0.6)%	(102)	(0.7)%	(71)	(0.6)%
Other income,, net	-	0.0%	32	0.2%	-	0.0%
Loss before income tax expense	(11,107)	(131.7)%	(3,857)	(28.1)%	(3,486)	(30.6)%
Taxes on income	-	0.0%	-	0.0%	-	0.0%
Net Loss	$(11,107)	(131.7)%	$(3,857)	(28.1)%	$(3,486)	(30.6)%

Comparison of 2012 and 2011

Sales.  Sales consist of gross sales of products less discounts. For additional details regarding the manner in which we recognize revenues, see the discussion under “Critical Accounting Policies - Revenue Recognition” above.

The following table provides a breakdown of our revenues (including maintenance and services revenues) by type of revenues and relative percentages of our total revenue during the last three fiscal years (U.S. dollars in thousands):

	Year Ended December 31,
				% Change	% Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
Enterprise solutions	$8,430	$13,160	$10,833	(36)%	21%
Other solutions	6	560	567	(99)%	(1)%

	$8,436	$13,720	$11,400	(39)%	20%

The following table provides a breakdown of our revenues (including maintenance and services revenues) by geographical area (based on location of customers) and relative percentages of our total revenue during the last three fiscal years (U.S. dollars in thousands):

	December 31, *
	2012		2011		2010

United States	$91	1%	$1,360	10%	$546	5%
Europe	3,194	38%	5,660	41%	4,699	41%
Israel	2,118	25%	2,137	16%	1,966	17%
South and Latin America	1,184	14%	400	3%	599	5%
Asia Pacific	1,677	20%	3,654	27%	3,395	30%
Rest of the World	172	2%	509	4%	195	2%

	$8,436	100%	$13,720	100%	$11,400	100%

Sales decreased to approximately $8.4 million in 2012 from approximately $13.7 million in 2011, primarily due to our internal reorganization with the hiring of new senior management, including a new vice-president of sales, and the closing of ineffective sales channels. Sales of our enterprise solutions in 2012 decreased by 36% as compared to 2011, mainly due to decreased sales of such systems in North America, Asia Pacific and Europe. Our carrier revenues in 2012 decreased by 99% compared with 2011, mainly due to the lack of demand for this type of product over recent years. In connection with this reduction, we decided in December 2012 to discontinue this product line.

Cost of Sales.  Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees, write-downs of inventory and overhead expenses related to our manufacturing operations.

Cost of sales was approximately $7.1 million in 2012 compared with $7.5 million in 2011. This decrease is primarily a result of the discontinuation of our carrier product line and the resulting write-off of the related inventory in the amount of $0.7 million as well as the decrease in sales. Our total inventory write-down charge in 2012 was $0.8 million compared with $0.1 million in 2011.

Gross Profit. Gross profit decreased from 45.4% in 2011 to 16.3% in 2012, mainly due to the decrease in sales during the year and the write-off of the carrier inventory, as described above.

Operating Expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	Year Ended December 31,
				% Change	% Change
	2012	2011	2010	2012 vs. 2011	2011 vs. 2010
	(Dollars in thousands)

Research and development, net	3,922	1,871	1,903	110%	(2)%
Selling and marketing	5,465	5,684	4,581	(4)%	24%
General and administrative	3,043	2,463	2,012	24%	22%

	12,430	10,018	8,496	24%	18%

Research and Development Expenses. R&D expenses consist primarily of compensation costs attributable to employees engaged in ongoing R&D activities, development-related raw materials and sub-contractors, and other related costs. We expect to invest significant amounts in the continued development of our products in the coming years.

R&D expenses were approximately $3.9 million in 2012 compared with $1.9 million in 2011. As a percentage of sales, R&D expenses increased to 46.5% of sales from 13.6% of sales in 2011, resulting mainly from our investment in the development of new products in 2012 and the decrease in sales during 2012.

We did not receive any grants from the Israeli Office of the Chief Scientist during either of 2012 or 2011.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses.

Sales and marketing expenses were approximately $5.5 million in 2012 compared with approximately $5.7 million in 2011, a decrease of $0.2 million.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs and doubtful debt expenses.

General and administrative expenses were approximately $3.0 million in 2012 compared with approximately $2.5 million in 2011.

Financing  Loss, Net. Net financing loss was approximately $48,000 in 2012 compared with net financing loss of approximately $0.1 million in 2011.

Net loss: Net loss for 2012 was $11.1million, an increase of 188% compared with $3.9 million in 2011. The increase in net loss was a result of the factors described above.

Comparison of 2011 and 2010

Sales.  Sales increased to approximately $13.7 million in 2011 from approximately $11.4 million in 2010, primarily due to an increase of 21% in our enterprise solutions revenues, mainly due to increased sales of such systems in North America and Europe. Our carrier business revenues in 2011 decreased by 1% compared with 2010.

Cost of Sales.  Cost of sales was approximately $7.5 million in 2011 compared with $6.3 million in 2010. This increase resulted mainly from the costs associated with increased sales and the mix of our enterprise sales during the year. Our inventory write-down charge in was $0.1 million in both 2011 and 2010.

Gross Profit. Gross profit increased from 44.6% in 2010 to 45.4% in 2011, mainly due to the mix of our enterprise sales during the year, as described above.

Research and Development Expenses. R&D expenses were approximately $1.9 million in 2011 compared with $2.0 million in 2010 and $3.2 million in 2009. As a percentage of sales, R&D expenses decreased to 13.6% of sales in 2011 from 16.7% of sales in 2010, resulting mainly from increase in sales during 2011.

Grants from the Israeli Office of the Chief Scientist were approximately $0.1 million in 2010 and zero in 2011.

Sales and Marketing Expenses. Sales and marketing expenses were approximately $5.7 million in 2011 compared with approximately $4.6 million in 2010. The increase was mainly related to the recruitment of new personnel for the sales and marketing department.

General and Administrative Expenses. General and administrative expenses were approximately $2.5 million in 2011 compared with approximately $2.0 million in 2010.

Financing Loss, Net. Net financing loss was approximately $0.1 million in 2011 compared with net financing loss of approximately $0.1 million in 2010.

Net loss: Net loss for 2011 was $3.9 million, compared with $3.5 million in 2010. The increase in net loss was mainly related to the increased investment in sales and marketing.

Impact of Currency Fluctuations and of Inflation

Our financial results may be negatively impacted by foreign currency fluctuations and inflation.

Our non-U.S. operations are generally transacted through our international sales distributors/resellers and as a result, these sales and related expenses are denominated in currencies other than the dollar.  Because our financial results are reported in dollars, our results of operations may be adversely impacted by fluctuations in the rates of exchange between the dollar and other currencies.

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the U.S. dollar against the most significant currencies for our business, which are the NIS and the Euro, and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2012	2011	2010	2009	2008
New Israeli Shekel (NIS)	(2.1)%	(7.7)%	6.4%	0.7%	1.2%
Euro	(1.8)%	4.2%	7.4%	3.5%	(5.3)%
Israeli Consumer Price Index	1.6%	2.2%	2.7%	4.0%	3.8%

A devaluation of the NIS in relation to the dollar during 2012 and 2011, as opposed to a revaluation of the NIS in relation to the dollar as was the case in 2008 through 2010, has the effect of decreasing the dollar amount of any of our expenses or liabilities which are payable in NIS (unless such expenses or payables are linked to the dollar). Such devaluation also has the effect of decreasing the dollar value of any asset, which consists of NIS or receivables payable in NIS (unless such receivables are linked to the dollar).  Conversely, any increase in the value of the NIS in relation to the dollar, has the effect of increasing the dollar value of any unlinked NIS assets and the dollar amounts of any unlinked NIS liabilities and expenses.

In the past few years, the rate of inflation in Israel did not have a material impact on our financial results

For additional details, see "Item 11 - Qualitative and Quantitative Disclosures about Market Risk" below.

Impact of Related Party Transactions

We have entered into a number of agreements with our principal shareholder or its affiliates. See “Item 7.B. – Related Party Transactions” below.

We believe the terms of these related party transactions are beneficial to us and no less favorable than terms which might be available to us from unaffiliated third parties. Our management reviewed the pricing and other items of such transactions and confirmed that they were not materially different than could have been obtained from unaffiliated third parties, or that, in a few cases, the specific circumstances of the transaction made it advantageous to us despite the differences in terms.

Under the Companies Law and NASDAQ rules, certain transactions and arrangements with interested parties require approval by our Audit Committee (or Compensation Committee, as to compensation matters), Board of Directors, and, in some cases, shareholders.

5.B. Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated from operations, R&D and marketing grants from the Government of Israel, short-term bank borrowing and loans from our major shareholder, STINS COMAN, including the conversion thereof into our ordinary shares.

As described below in more detail, as of April 5, 2013, we have the right to draw an additional $14.1 million under the Convertible Loan Agreement until December 31, 2015.

Principal Financing Activities

Our principal financing activities during the past four years were:

•
In June 2009, we entered into a Convertible Loan Agreement with STINS COMAN, according to which STINS COMAN agreed to extend to us a loan of, initially, up to $10 million (the "Maximum Amount") at an annual interest rate of 2.47%. The Convertible Loan Agreement, including the Maximum Amount, has been amended several times. Currently, the Maximum Amount is set at $35 million and the period during which we may call and receive any portion of the loan not already used is scheduled to expire on December 31, 2015 (the "Term"). Under the Convertible Loan Agreement, as amended, we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $35 million) and at intervals of at least 30 days between each call request. As of April 5, 2013, we had drawn approximately $20.9 million of the principal of the loan under the Convertible Loan Agreement, which we received in installments, such that we still have available withdrawals of up to $14.1 million.

Part of the outstanding loans from STINS COMAN have been  converted into our ordinary shares as follows: (1) in May 2010, approximately $1.5 million, representing principal and interest accrued until adjacent date, were converted pursuant to a share purchase agreement into 615,485 of our ordinary shares, reflecting an average conversion price of $2.465 per share, (2) in September 2010, approximately $1.5 million, representing principal and interest accrued until adjacent date, were converted pursuant to a share purchase agreement into 687,128 of our ordinary shares, reflecting an average conversion price of $2.214 per share, (3) in March 2011, approximately $1.2 million, representing principal and interest accrued until adjacent date, were converted pursuant to a share purchase agreement into 408,787 of our ordinary shares, reflecting an average conversion price of $2.876 per share, (4) in June 2011, approximately $1 million, representing principal and interest accrued until adjacent date, were converted pursuant to a share purchase agreement into 177,006 of our ordinary shares, reflecting an average conversion price of $5.680  per share, (5) in December 2011, approximately $3.2 million, representing principal and interest accrued until adjacent date, were converted pursuant to a share purchase agreement into 636,874 of our ordinary shares, reflecting an average conversion price of $5.090 per share, (6) in June 2012, approximately $4.2 million, representing principal and interest accrued until adjacent date, were converted pursuant to a share purchase agreement into 1,146,114 of our ordinary shares, reflecting an average conversion price of $3.667 per share, (7) in December 2012, approximately $3.8 million, representing principal and interest accrued until adjacent date, were converted pursuant to a share purchase agreement into 1,119,743 of our ordinary shares, reflecting an average conversion price of $3.394 per share, and (8) in March 2013, approximately $4.5 million, representing principal and interest accrued until adjacent date, were converted pursuant to a share purchase agreement into 1,021,166 of our ordinary shares, reflecting an average conversion price of $4.440 per share.  Accordingly, as of April 5, 2013, there was no principal amount or interest outstanding under the Convertible Loan.   See “Item 7.B. – Related Party Transactions.”

Working Capital and Cash Flows

On December 31, 2012, we had cash and cash equivalents of approximately $2.2 million, compared with $0.9 million on December 31, 2011.

The following table presents the major components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (dollars in thousands(:

	2012	2011	2010
Net cash used in operating activities	$(8,811)	$(4,589)	$(3,182)
Net cash used in investing activities	(501)	(107)	(61)
Net cash provided by financing activities	10,611	4,189	3,024

Net cash used for operating activities was $8.8 million in 2012 compared to $4.6 million in 2011 and $3.2 million in 2010. Net cash used for operating activities increased in 2012 primarily as a result of our net losses and a decrease in our trade payables.

Net cash used in investing activities was $0.5 million in 2012, $0.1 million in 2011 and $0.1 million in 2010. Our principal investing activity in 2012, 2011 and 2010, was the purchase of property and equipment.

Net cash provided by financing activities was $10.6 million in 2012, $4.2 million in 2011 and $3.0 million in 2010. The increase is primarily a result of the increase in loan proceeds from the Convertible Loan.

Our contractual and contingent obligations and commitments as of December 31, 2012, primarily consisted of obligations associated with our future operating lease obligations, our suppliers’ obligations and a contingent liability to the Chief Scientist. See Note 5 to our consolidated financial statements included elsewhere in this annual report and “Item 5.F.-Tabular Disclosure of Contractual Obligations” below.

Outlook

We believe that our cash and cash equivalents, together with cash generated from operations, as well as the availability of additional loans of up to approximately $14.1 million as of April 5, 2013 from STINS COMAN pursuant to the Convertible Loan Agreement, will be sufficient to finance our operations for at least the next 12 months. However, we cannot assure you that our actual cash requirements will not be greater than we currently expect, if circumstances change during 2013.

5.C.         Research and Development, Patents and Licenses

We believe that our future success will require the continued enhancement of our existing products and solutions as well as the continuous introduction of innovative new commercially-viable products and solutions on a timely basis. We expect to recruit additional R&D employees during 2013 as needed to carry out our development plans.

As of December 31, 2012, we employed 25 persons in R&D. Our gross R&D expenses were approximately $3.9 million in 2012, $1.9 million in 2011 and $2.0 million in 2010 (46.5%, 13.6% and 17.3%, respectively, of our total sales). To date, all R&D expenses have been charged to operating expenses as incurred. Aggregate R&D expenses funded by the Chief Scientist were approximately $0 million in 2012, $0.0 million in 2011 and $0.1 million in 2010.

Grants from the Office of the Chief Scientist

In the past, we have benefited from grants provided by the Israeli Government through the Office of Chief Scientist of the Israeli Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor), or the Chief Scientist, and we intend to apply for additional grants in the future. However, we cannot presently predict the amounts of any future grants that we may receive, if at all.

The Government of Israel encourages research and development projects through the Chief Scientist pursuant to the Law for the Encouragement of Industrial Research and Development, 5744 - 1984, and the regulations promulgated thereunder, or the R&D Law.  Generally, grants from the Chief Scientist constitute up to 33% of qualifying R&D expenditures for particular approved projects. Under the terms of these Chief Scientist projects, a royalty of 3% to 5% is due on revenues from sales of products and related services that incorporate know-how developed, in whole or in part, within the framework of projects funded by the Chief Scientist. Royalty obligations are usually 100% of the dollar-linked amount of the grant, plus interest. The royalty rate applicable to our programs is generally 3.5%.

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

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient.  The law requires that the grant recipient and its controlling shareholders and foreign interested parties notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient. The law further requires that the new interested party undertakes to the Chief Scientist to comply with the R&D Law.  In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain such events.  For purposes of the R&D Law, "control" is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company.  A person is presumed to have control if such person holds 50% or more of the means of control of a company.  "Means of control" refers to voting rights or the right to appoint directors or the chief executive officer.  An "interested party" of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors.  Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify the Chief Scientist that it has become an interested party and to sign an undertaking to comply with the R&D Law.

On December 31, 2012, our unrecognized contingent liability, including interest, to the Chief Scientist in respect of grants received, was approximately $0.7 million.

5.D.         Trend Information

Macro-Economic Environment

Our target markets have been affected by a worldwide recession that began in 2008. There was a slight recovery in 2009, however, the recovery process in much of the developed world has been slower than expected, and we witnessed large infrastructure projects continue to be delayed and/or minimized to the lowest possible investment. The recession in Europe is expected to continue through 2014, while in contrast, the economies of a number of emerging regions, including Latin America, India, China, Africa and certain others, have been growing. However, there can be no assurance regarding the future continuity of these trends or their effects on our business and operating results.

Technological Trends

Enterprise: We see a growing number of data center projects and a significant ongoing investment in data center infrastructure. One of the key drivers of this trend is the fact that a data center must demonstrate reliability of 99.995% availability to be classified as a Tier 4 facility. In order to achieve this challenging target, data centers are investing in reliable, technologically advanced equipment, including physical network infrastructure components and increasingly, in advanced infrastructure management tools. As such, sales of enterprise solutions are growing.

RiT is one of the few enterprise solution companies whose portfolio contains both physical network infrastructure components and comprehensive infrastructure management tools. To support data center needs for high quality foundation components, we continue to expand our portfolio of structured cabling offerings, especially in the fiber-optic segment. The use of fiber-optic infrastructure components in data centers is expanding due to their superior ability to support higher bandwidth and massive data traffic. The industry is currently discussing the transition to provide support for 40G and 100G data rates, and future directions may be even higher. Given increasing data center investment in high-end solutions, we offer state-of-the-art solutions for both fiber-optic and copper environments and assure that all of our products exceed the requirements established by industry standards.

Beamcaster™: The indoor network for commercial and residential office space is currently dominated by cabling infrastructure of copper or optical fibers, with the use of Wi-Fi routers in open spaces. According to a research report published by Infonetics Research on April 14, 2011, the high-speed network port market is expected to grow to $52 billion in 2015, whereas the total copper cable market is forecasted to grow from $4 billion in 2011 to more than $10 billion by 2016. According to the report, most of this growth is driven by upgrades of existing cable installations and the need for copper cable in new networking applications, such as VOIP and data centers.

Our Beamcaster™ solution is intended to address the overly complex design of network infrastructure, costly and timely installation, security and performance  by reducing the need for both cabling and switches, while (1) significantly enhancing organizational security using symmetrical, bi-directional optical links (2) by reducing the need for cabling, and (3) initially offering  competitive bandwidth of 1 to 10 GBPS with potential future increased bandwidth (Wi-Fi maximum bandwidth is up to 1.0 GBPS). In essence, Beamcaster™ is almost as flexible as Wi-Fi with the performance and security of traditional cables. We believe that our Beamcaster™ solution will present an attractive offering for customers who want to deploy an ultra-high-speed network infrastructure in an expedited and cost-effective manner.

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

5.F.          Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations related to our long-term debt, operating leases and accrued severance pay, as of December 31, 2012:

	Total (Dollars in millions)	Less than 1 year (Dollars in millions)	1-3 years (Dollars in millions)	3-5 years (Dollars in millions)	More than 5 years (Dollars in millions)
Contractual Obligations:
Leases on premises	0.6	0.5	0.1	-	-
Operating lease obligations	0.4	0.2	0.2	-	-

Liability in respect of employees' severance benefits*	1.6	0.3	-	-	1.3
Principal shareholder convertible loan	3.0	-	3.0	-	-
Total	$5.70	$1.00	$3.3	$0.00	$1.30

*Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee.

On December 31, 2012, our unrecognized contingent liability to the Chief Scientist in respect of grants received was approximately $0.7 million (including interest). See Note 5 to our consolidated financial statements included elsewhere in this annual report.  We are required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.           Directors and Senior Management

The following table sets forth, as of April 5, 2013, the name, age and position of each of our directors and senior management:

Name	Age	Position
Sergey Anisimov	59	Chairman of the Board of Directors
Boris Granovsky	45	Director
Israel Frieder (1)(2)(3)(4)	63	Director
Roman Govorov (1)(3)(4)	35	Director
Galia Druker (1)(2)(3)	66	Director
Vadim Leiderman	50	President and Chief Executive Officer
Moti Hania	54	Deputy Chief Executive Officer and Chief Operating Officer
Erez Ben Eshay	50	Chief Technology Officer
Elan Yaish	43	Chief Financial Officer
Assaf Skolnik	40	Vice President Sales
Alex Shar	54	Vice President Research and Development
Aram Lavi	58	Vice President Operations
Julia Geva	38	Associate Vice President Marketing
___________________

(1) Designated as “Independent Director” under NASDAQ Marketplace Rules.
(2) External Director (as defined in the Israeli Companies Law).
(3) Member of the Audit Committee and Compensation Committee.
(4) Member of the Nomination Committee.

Mr. Sergey Anisimov has served as the Chairman of our Board of Directors since June 2008. In 1992, Mr. Anisimov founded STINS COMAN Incorporated, a Russian holding company which is engaged, through its group companies, in IT system distribution, integration, training and service and other fields of operation, and since then has served as its president. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. degree in technologies from Moscow State Technical University N.A. N.E. Bauman.

Mr. Boris Granovsky has served as a director since June 2008. He has served as Vice President of STINS COMAN Incorporated since 2009 and was its CEO since 2006. Prior to that, Mr. Granovsky served as a sales manager and thereafter as Vice President of Sales of STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA [Bachelor of Business Administration] degree in management from Business School of the Open University of United Kingdom.

Dr. Israel Frieder has served as an external director since January 2002. Mr. Frieder is Co-Chairman of IXI Mobile Inc., Chairman of A.A. Pearl Investments, and serves as a director of several other companies. Mr. Frieder's previous positions include serving as the Chairman and CEO of Israel Technology Acquisition Corp Inc., CEO of Kardan Communications Ltd., Corporate VP of Business Development & Strategic Planning of ECI Telecom, President of ECI Telecom, Inc., and President of Network Systems of Tadiran Telecommunication Ltd. (Tadiran). While at Tadiran, Mr. Frieder served as a director of RRSAT Ltd. , Teledata Ltd., Tadiran Telecommunications Canada, Inc., ECI - Tadiran Synchronous System Limited Partnership, Tadiran Telecommunications Public Switching Ltd., Tadiran Telecom (Kunming) Co. Ltd. (Joint Venture), Tadiran Telecommunication UK Ltd., and TNN - Tadiran Newbridge Networks Ltd. Mr. Frieder also served as the President of Elisra Tadiran, Public Switching Ltd. and served as a director of Motorola Tadiran Cellular Ltd. (PelePhone). Dr. Frieder holds a B.Sc. degree in electrical engineering from The Technion, Israel Institute of Technology, Haifa, an M.B.A. in operational research from the Hebrew University in Jerusalem, and a Ph.D. degree in business administration from the Bar - Ilan university in Ramat Gan, Israel.

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

Dr. Vadim Leiderman joined RiT as President and Chief Executive Officer in February, 2012. Previously, he served from 2008 to 2011 as the Defense Attaché and Representative of the Israel Ministry of Defense to the Russian Federation. Prior thereto, he served for more than 20 years in the Israeli Air Force in various commanding and engineering positions, from which he retired as a Colonel. Dr. Leiderman holds a B.Sc. degree in aeronautical engineering from The Technion, Israel Institute of Technology, and a M.Sc. and Ph.D. degrees in mechanical engineering from the Tel Aviv University, Israel.

Mr. Moti Hania joined RiT as Deputy CEO and Chief Operating Officer in April 2012. Mr. Hania has completed 30 years as a high ranked operational officer in the Israeli Air Force (Colonel Ret.). This followed by several senior positions in the high-tech industry. This included VP Special Projects & Operations, Star Defense Systems Ltd. This was followed by co-founding and acting as the CEO of BNM Technologies Ltd. BNM was partially acquired by Starling Advanced Communication Systems Ltd, where Mr Hania held a COO position until Starling activity was acquired by Panasonic aviation and Mr. Hania held director of operation position. Mr Hania holds an executive MBA degree from Tel-Aviv University Business School.

Dr. Erez Ben Eshay joined RiT as Chief Technology Officer in February 2012. Mr. Ben Eshay came to RiT after 25 years of experience managing large, complex R&D and business development organizations, including most recently as CTO of American Unmanned Systems between 2010 to 2011, BNM Technologies/Starling Advanced Communications between 2008 to 2012, and SDS between 2007 and 2008.  Dr. Ben Eshay holds a Ph.D. in electrical engineering from Rochville University.

Mr. Elan Yaish joined RiT as Chief Financial Officer in December 2012. Prior to joining RiT, Mr. Yaish served as the president of ERS Associates, Ltd. since 2006, where he provided business and financial advisory services to publicly traded and privately held companies including capital raising, strategic planning, M&A, SEC reporting and compliance and stock exchange transactions. From 2010 to 2012, he also served as CFO of Goji Ltd. Prior to that, he held several positions, including as CFO, VP of Finance and Assistant Secretary at Manchester Technologies, Inc., assistant VP of Finance at Comverse Technology, Inc., and VP of Finance and Controller at Trans-Resources, Inc. From 1992 to 1996, Mr. Yaish was a senior accountant at Deloitte and Touche LLP. Mr. Yaish currently serves as a director of US China Mining Group, Inc. and New Energy Systems Group. Mr. Yaish holds a B. Sc. degree in accounting from Yeshiva University Sy Syms School of Business. He is a licensed CPA in New York and a member of the AICPA and NYSSCPA.

Mr. Assaf Skolnik is serving as our VP Sales since December 2012. Mr. Skolnik joined RiT in November 2009 as Sales Manager, Israel, bringing over 10 years of business experience in the communications industry. Prior to RiT, Mr. Skolnik served as a Unit Manager in Bynet Electronics. Mr. Skolnik holds a B.A. degree in economics and management from The Open University of Israel.

Mr. Alex Shar has served as our VP Research and Development since August 2010. Mr. Shar joined RiT in 1995 and held various R&D positions, leading the Hardware Development department before being promoted to the VP R&D position. With over 30 years in the private and government sectors, he brings RiT vast experience in the development of intelligent electronic systems for air industry corporations and telecommunications companies in Israel and abroad. Mr. Shar holds a M.Sc. degree in electronics engineering from Ufa University of Aeronautics, Russia.

Mr. Aram Lavi has served as our Vice President Operations since October 2010. He brings over 30 years of experience in purchasing and manufacturing. Prior to rejoining RiT, he served as VP Operations at InkSure Technologies Ltd. Between 1993 and 2006, he built the purchasing department and served as Purchasing Manager in RiT.  Prior to that, he held various of management positions in operations at several high-tech companies in Israel.

Ms. Julia Geva has served as our Associate VP Marketing since 2006, after serving as our Marketing Manager from 2005 to 2006.  Prior to joining RiT, Mrs. Geva served as Marketing Manager at Creo, and PR Manager at CreoScitex. Mrs. Geva holds an MA degree in linguistics from Nizhny Novgorod State Linguistic University and an MBA degree from Tel Aviv University.

Additional Information

There are no family relationships between any of the directors or members of senior management named above.

Our articles of association provide that our Board of Directors will be composed of not fewer than three nor more than seven members.  Our Board of Directors is currently composed of five directors (including two external directors).  Officers serve in accordance with and subject to the terms of the agreement between the officer and RiT.

During 2012, as a part of our realignment process, we underwent significant changes in our senior management, including the appointment of new CEO, COO & Deputy CEO, CFO, CTO and VP Sales.

 6.B.        Compensation

General

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated:

	Salaries, fees, commissions and bonuses* (in millions)	Pension, retirement and similar benefits (in millions)
2011 - All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2011 (including no persons who left RiT during 2011)	$1.4	$0.2
2012 - All directors and executive officers as a group, consisting of 17 persons for the year ended December 31, 2012 (including 4 persons who left RiT during 2012)	$1.5	$0.1

*  This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. It excludes any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers or directors.

As of March 6, 2008, our external directors receive amounts consistent with the regulations promulgated under the Companies Law regarding compensation to external directors. The regulations mandate, among other things, that Israeli public companies, such as RiT, provide external directors with minimum cash compensation. Consistent with the aforesaid, the annual compensation paid to our external directors is NIS 71,300 (approximately $19,700) and NIS 3,470 (approximately $958) per board meeting or per board committee meeting, all linked to the Israeli consumer price index, effective March 6, 2008. All other independent directors of the Company (namely Roman Govorov) receive the same compensation as the external directors.

Equity Incentives

During 2012, we granted a total of 338,038 options to our executive officers at exercise prices ranging from $3.00 to $4.06 per ordinary share, of which 36,000 options granted to our former CFO were canceled in 2013 following his resignation, consistent with our 2003 Share Option Plan. No options were granted to any of our directors during 2012 and as of the current date of this report. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership – Share Option Plans.”

6.C.         Board Practices

We are subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder. In addition, as a NASDAQ-listed company, we are also subject to certain corporate governance standards adopted by NASDAQ, or NASDAQ rules. For further information, see “Item 16G – Corporate Governance.”

Introduction

Our Articles of Association provide that the Board of Directors shall consist of not less than three and not more than seven directors. Currently, our Board of Directors consists of five members (including two external directors).

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

In general, pursuant to the Companies Law, (1) each external director must have either accounting or financial expertise or professional qualifications (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have accounting and financial expertise. We have determined that both our external directors, Mr. Israel Frieder and Ms. Galia Druker, have the requisite accounting and financial expertise.

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

The initial term of an external director is three years and he or she may be reelected for up to two additional three-year terms.  Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. Reelection of an external director may be effected through one of the following mechanisms: (1) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term, as described above; or (2) a shareholder holding 1% or more of the voting rights proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

The term of office for our external directors, Mr. Israel Frieder and Ms. Galia Druker, expires in January 2014 and September 2015, respectively.

External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Each committee of a company's board of directors is required to include at least one external director, except that the audit committee and compensation committee are required to include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

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

Under the Companies Law, our Board of Directors is required to appoint an Audit Committee, which must be comprised of at least three directors, include all of the external directors, a majority of its members must satisfy the independence standards under the Companies Law, and the chairman is required to be an external director. The duties of the Audit Committee under the Companies Law include, among others, examining flaws in the business management of the company and suggesting remedial measures to the board, assessing the company's internal audit system and the performance of its internal auditor, and as more fully described under "Item 10.B. - Memorandum and Articles of Association " below, approval of certain interested party transactions.

Our Audit Committee consists of Mr. Israel Frieder, Chairman, Mr. Roman Govorov and Ms. Galia Druker and satisfies the requirements of the Companies Law, the SEC and NASDAQ rules. Our Board of Directors has determined that Mr. Israel Frieder is an Audit Committee financial expert, as defined by applicable SEC regulations, and that he also has the requisite financial expertise, as defined under the NASDAQ rules.

Our Audit Committee adopted a written charter specifying the committee's duties and responsibilities, which include, among other things, the selection and evaluation of our independent auditors.

Our Audit Committee also functions as our Qualified Legal Compliance Committee, or the QLCC. In its capacity as the QLCC, the Audit Committee is also responsible for administering the confidential receipt, retention and consideration of any report of a material violation of federal securities laws, breach of fiduciary duty or similar violations by the Company or any officer, director, employee or agent of the Company.

Our Audit Ccommittee meets at least once each quarter, with additional special meetings scheduled when required.

Compensation Committee

Pursuant to applicable NASDAQ Listing Rules, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by either a compensation committee comprised solely of independent directors or a majority of the independent directors, subject to certain exceptions, including where the issuer is a controlled company.

Under a recent amendment to the Companies Law, our board of directors is required to appoint a compensation committee, which must be comprised of at least three directors, include all of the external directors, its other members must satisfy certain independence standards under the Companies Law, and the chairman is required to be an external director. Under the Companies Law, the role of the compensation committee is to recommend to the board of directors, for ultimate shareholder approval by a special majority, a policy governing the compensation of office holders based on specified criteria; to review, from time to time, modifications to the compensation policy and examine its implementation; to approve the actual compensation terms of office holders prior to approval thereof by the board of directors; and to resolve whether to exempt the compensation terms of a candidate for chief executive officer from shareholder approval.

Our Compensation Committee, established in February 2013, also oversees the administration of our equity based plans and compensation with regard to office holders.

Our Compensation Committee is currently composed of Galia Druker, the chairman of our compensation committee, Israel Frieder and Roman Govorov, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for compensation committee members.

Our Compensation Committee meets at least once each quarter, with additional special meetings scheduled when required.

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

Our Nomination Committee meets when required.

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

Our internal auditor is Shmuel Rosenblum, CPA, of the accounting firm of Rosenblum-Holtzman, CPAs.

Directors’ Service Contracts

Except as set forth in "Item 6.B. Directors, Senior Management and Employees – Compensation,” there are no arrangements or understandings between us and any of our current directors for benefits upon termination of service.

For information on the duties of directors, officers and shareholders and requirements for the approval of related-party transactions, please see "Item 10.B - Memorandum and Articles of Association.”

6.D.         Employees

The following table details certain data on the workforce (including temporary employees) of RiT and its consolidated subsidiaries for the periods indicated:

	As of December 31,
	2012	2011	2010
Approximate numbers of employees by geographic location
Israel	68	62	55
Europe, Far East	9	17	13
United States	3	3	4
Total workforce	80	82	72
Approximate numbers of employees by category of activity
Research and development	22	20	15
Sales and marketing	36	44	36
Operations	13	12	13
Management and administrative	9	6	8
Total workforce	80	82	72

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

Our Israeli employees are not party to any collective bargaining agreement. However, we are subject to certain provisions of collective bargaining agreements among the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association) that are applicable to our Israeli employees by virtue of expansion orders of the Israeli Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor). In addition, Israeli labor laws are applicable to all of our employees in Israel. Those provisions and laws principally concern the length of the workday, minimum daily wages for workers, procedures and restrictions regarding dismissal of employees, severance payments, certain social contributions and other conditions of employment.

Pursuant to Israeli law, we are legally required to pay severance upon the retirement or death of an employee or the termination of employment of an employee without due cause. We partially fund this liability by the purchase of managers' insurance policies. The current redemption value of such insurance policies is included in the balance sheet in current assets for employees terminated, retired or deceased and as assets held for severance benefits for all other employees. This policy provides a combination of savings plans, insurance and severance pay, if legally entitled, upon termination of employment. The remaining part of this obligation is presented in our balance sheet in   other current payables and accrued liabilities for employees terminated, retired or deceased and liability in respect of employee severance benefits for all other employees. See Note 4 to the Consolidated Financial Statements included elsewhere in this annual report.

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

Our non-Israeli employees are subject to local labor laws, regulations and/or collective bargaining agreements that vary from country to country.

6.E.          Share Ownership

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of April 5, 2013:

Name	Title/Office	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Sergey Anisimov (3)	Chairman of the Board of Directors	7,589,889	87.09%
Boris Granovsky (4)	Director	7,350,326	84.34%
Israel Frieder	Director	*	*
Roman Govorov	Director	0	0
Galia Druker	Director	0	0
Vadim Leiderman	CEO and President	*	*
Moti Hania	Deputy Chief Executive Officer	*	*
Erez Ben Eishay	Chief Technology Officer	*	*
Elan Yaish	CFO	0	0
Assaf Skolnik	Vice President Sales	*	*
Alex Shar	Vice President Research and Development	*	*
Aram Lavi	Vice President Operations	*	*
Julia Geva	Associate Vice President Marketing	*	*
All directors and executive officers as a group (consisting of 13 persons) (5)		7,698,189	88.33%

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

(2)	The percentages shown are based on 8,714,958 shares issued and outstanding as of April 5, 2013 (excluding treasury shares).

(3)
Includes (i) 7,350,326 ordinary shares held by STINS COMAN, and (ii) 239,563 ordinary shares held by an Israeli private company named Invencom Technologies Ltd. (former name 'Quartz') with which he may be affiliated due to his wife being an owner, director and manager of Invencom. Excludes any possible future conversion by STINS COMAN of any future outstanding loan amounts into RiT’s ordinary shares.

(4)	Held through STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares. See "Item 7A. – Major Shareholders."

(5)
Includes outstanding options exercisable, within 60 days as of April 5, 2013 into 108,300 ordinary shares. These options have an exercise price ranging from $3.00 to $22.56 per ordinary share and with the last options expiring in 2018.

Share Option Plans

In July 2003, we adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently administered by our Board of Directors. The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof, by providing them with opportunities to purchase our ordinary shares.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the Board of Directors, as specified in the grant letter issued by us to the grantee. Unless otherwise determined by the Board of Directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually. We have reserved 1,004,583 ordinary shares for the grant of options under the 2003 Plan; as of April 5, 2013, we have outstanding options to purchase 669,244 ordinary shares pursuant to such plan. The term of the 2003 Plan was set to ten years and accordingly the 2003 Plan is due to terminate in July 2013, unless extended by our Board of Directors.

In addition, in May 1999, we adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase our ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by our Board of Directors which designates the optionees, dates of grant and the exercise price of the options.  We have reserved 27,242 ordinary shares for the grant of options under the RiT Inc. Plan; as of April 5, 2013, we have outstanding options to purchase 8,405 ordinary shares pursuant to such plan. This plan expired in May 2009.

See "Item 6B. – Compensation" above with respect to grants of options to our directors and executive officers.

The following table summarizes information about all stock options outstanding as of December 31, 2012:

	Options outstanding			Options exercisable
	Number of	Weighted		Number of
	Shares	average		exercisable
	unexercised as of	remaining	Average	shares as of	Average
	December 31	contractual	exercise	December 31	exercise
Rates of exercise	2012	life	price	2012	price
prices in US$		In years	US$		US$
3.00-3.80	221,646	5.20	3.63	45,000	3.36
4.00-5.44	169,486	4.72	4.09	47,163	4.15
7.50-9.84	126,814	1.30	7.60	126,814	7.60
10.24-22.56	34,440	2.11	14.36	34,440	14.36

	552,386			253,417

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.           Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 5, 2013 (except as noted below) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares.

Name	Number of Ordinary Shares Owned Excluding Options and Warrants	Number of Ordinary Shares Beneficially Owned	Number of Ordinary Shares Beneficially Owned as Percent of Total Shares(1)
Sergey Anisimov(2)	7,589,889	7,589,889	87.09%
Boris Granovsky (3)	7,350,326	7,350,326	84.34%

(1)
Based on 8,714,958 ordinary shares outstanding as of April 5, 2013 (excluding treasury shares). Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Ordinary shares relating to options or warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Based on a Schedule 13D/A report filed with the SEC on April 18, 2013, jointly by STINS COMAN, Sergey Anisimov and Boris Granovsky (the “13D/A Report”), the figure includes (i)  7,350,326 ordinary shares held by STINS COMAN, and (ii) 239,563 ordinary shares held by Invencom, an Israeli private company with which Anisimov may be affiliated due to his wife being a director and manager of Invencom.

(3)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares.

Significant Changes in the Ownership of Major Shareholders

As of January 1, 2010, STINS COMAN beneficially owned approximately 59% of our outstanding shares. Since then, we issued a total of 5,812,303 ordinary shares to STINS COMAN in connection with the conversions of approximately $20.9 million (principal and interest), in the aggregate, of the Convertible Loan made by STINS COMAN. Following such issuances, STINS COMAN beneficially owns, as of April 5, 2013, together with Invencom,7,589,889 ordinary shares, representing approximately 87.1% of our outstanding shares. For additional information about such issuances, see "Item 7 – Major Shareholders and Related Party Transactions."

Major Shareholders Voting Rights

Each ordinary share is entitled to one vote per share and none of our major shareholders has any different voting rights than any other shareholder.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 5, 2013, there were 13 holders of record of our ordinary shares, of which record holders, holding approximately 13% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

Change of Control

As described above, we are controlled by Mr. Sergey Anisimov (through STINS COMAN). To our knowledge, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of our control.

7.B.         Related Party Transactions

Distributor Agreement – Enterprise. STINS COMAN, which became our largest shareholder in June 2008, has served as our distributor in Russia for our enterprise products since 1994 and has worked with us consistently since that date. In May 2005, more than three years before STINS COMAN became a principal shareholder of RiT, we entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of enterprise products in Russia. The term of the Distributor Agreement is until July 14, 2013, which term, subject to applicable law, is automatically renewed for additional one-year terms at the conclusion of each period, unless terminated by either party.

Under the Distributor Agreement, STINS Corp. undertook a series of obligations, to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. We also undertook a series of obligations, to supply STINS Corp., at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. The prices at which STINS Corp. is entitled to buy our products is, like most of our distributors, at a 50% discount to the recommended price list existing at the time we accept each purchase order.

In 2012, 2011 and 2010, we generated approximately $329,000, $383,000 and $595,000, respectively, in revenues from orders placed by STINS COMAN under the Distributor Agreement.

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

Distributor Agreement – Carrier. In September 2008, we entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of carrier products in the CIS market until, initially, September 2009, with automatic renewals for additional one year terms, unless terminated by either party. We refer to this agreement as the Carrier Distributor Agreement. The Carrier Distributor Agreement is an umbrella agreement that provides a framework for future deals in the carrier market, the terms of each of which would require further approval of our Audit Committee and Board of Directors and, if required under Israeli law, our shareholders. The prices at which STINS Corp. is entitled to buy carrier products is at the recommended price list existing at the time we accept the purchase order, unless otherwise agreed by the parties with respect to each deal, on a case-by-case basis which would require further approval of our Audit Committee and Board of Directors. No carrier transactions were ever carried out under this agreement and, in light of the end-of-life we declared of this product line, it has expired in December 2012.

2009 Convertible Loan Agreement. On June 11, 2009, we entered into a Loan Agreement with STINS COMAN, our controlling shareholder (as amended on June 17, 2009, February 17, 2010, April 14, 2011, December 8, 2011, April 17, 2012, August 6, 2012, and October 23, 2012, the "Convertible Loan Agreement").

Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan, originally of up to $10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. The Maximum Amount was increased several times and currently is $35 million (amendment dated December 8, 2011- increased to $14 million; amendment dated April 17, 2012- increased to $20 million; amendment dated August 6, 2012- increased to $25 million and amendment dated October 23, 2012- increased to $35 million).

Pursuant to the Convertible Loan Agreement, at any time commencing October 1, 2009 through December 31, 2015 (the "Term"), we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $35 million) and at intervals of at least 30 days between each call request.

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

As of April 5, 2013, we had drawn approximately $20.9 million principal loan under the Convertible Loan Agreement, which we received in installments. The market price of our ordinary shares on NASDAQ on the day we received each part of the funds from STINS COMAN ranged between $1.46 and $7.54 (the "Base Price”):

•
On June 9, 2010, STINS COMAN converted approximately $1.5 million loan amount, representing principal and interest accrued until adjacent date, into 615,485 of our ordinary shares, reflecting an average conversion price of $2.465 per share (i.e., with a 10% premium on the Base Price of each part of the funds received) pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated May 17, 2010.

•
On September 30, 2010, STINS COMAN converted approximately $1.5 million loan amount, representing principal and interest accrued until adjacent date, into 687,128 of our ordinary shares, reflecting an average conversion price of $2.214 per share (i.e., with a 10% premium on the Base Price of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated September 13, 2010.

•
On March 31, 2011, STINS COMAN converted approximately $1.175 million loan amount, representing principal and interest accrued until adjacent date, into 408,787 of our ordinary shares, reflecting an average conversion price of $2.876 per share (i.e., with a 10% premium on the Base Price of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated March 15, 2011.

•
On June 30, 2011, STINS COMAN converted approximately $1.0 million loan amount, representing principal and interest accrued until adjacent date, into 177,006 of our ordinary shares reflecting an average conversion price of $5.680 per share (i.e., with a 10% premium on the Base Price of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated June 15, 2011.

•
On December 29, 2011, STINS COMAN converted approximately $3.2 million loan amount, representing principal and interest accrued until adjacent date, into 636,874 of our ordinary shares, reflecting an average conversion price of $5.090 per share (i.e., with a 10% premium on the Base Price of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated December 8, 2011.

•
On July 17, 2012, STINS COMAN converted approximately $4.2 million loan amount, representing principal and interest accrued until adjacent date, into 1,146,114 of our ordinary shares, reflecting an average conversion price of $3. 680 per share (i.e., with a 10% premium on the Base Price of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated June 26, 2012.

•
On December 28, 2012, STINS COMAN converted approximately $3.8 million loan amount, representing principal and interest accrued until adjacent date, into 1,119,743 of our ordinary shares, reflecting an average conversion price of $3.420 per share (i.e., with a 10% premium on the Base Price of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated December 5, 2012.

•
On March 29, 2013, STINS COMAN converted approximately $4.5 million loan amount, representing principal and interest accrued until adjacent date, into 1,021,166 of our ordinary shares, reflecting an average conversion price of $4.440 per share (i.e., with a 10% premium on the Base Price of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated March 14, 2013.

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

o
Our obligation to pay STINS COMAN part of the Product’s sales proceeds, equal to 50% of an amount equal to the excess of (i) the proceeds from sales of the Product over (ii) the costs of manufacturing the Product. Such payments to STINS COMAN were to be paid not later than three years after our actual receipt of the sales proceeds.

o
STINS COMAN had the option to convert any money due to it under the Product Alliance Agreement into our ordinary shares at a conversion price equal to the NASDAQ market price of our ordinary shares on the last day prior to the signing of a definitive share purchase agreement for the issuance and sale of our ordinary shares upon such conversion.

o
We had the right to purchase the Product at an agreed-upon purchase price amount equal to the excess of (a) $4 million over (b) the then aggregate money amount due to STINS COMAN under the Product Alliance Agreement.

o
STINS COMAN undertook to indemnify us in respect of all damages actually incurred or suffered by us as a result of claims by third parties that the use or sale of the Product infringes a valid patent, trademark, copyright or other intellectual property right.

The Product Alliance Agreement expired on December 31, 2012.

Following the execution of the Product Alliance Agreement, due to a need for further research and adjustment of the Manufacturing File (and the products based on it), we entered into a services agreement (the “Services Agreement”) with STINS COMAN, dated July 28, 2011. Under the Services Agreement, RiT provided STINS COMAN with R&D services for improving the Manufacturing File as aforesaid, and STINS COMAN reimbursed RiT for the costs and expenses incurred for such services, up to $300,000. In addition, STINS COMAN compensated RiT for the Services granted to it (as defined in the Services Agreement), in an amount equal to 15% of the total costs incurred for employees and contractors hired for the services (i.e., costs of labor + 15%). The Services Agreement expired on December 31, 2011.

Beamcaster™ Technology (indoor wireless optical network).

MOU. On July 1, 2010, we entered into a Memorandum of Understanding (the “MOU”) with Invencom. The MOU related to an evaluation of the feasibility of certain optical wireless communication technology owned by Invencom (the "Technology"), and the ultimate creation of a prototype system designed to demonstrate the qualities, specification and limitations of such Technology (the "Feasibility Check" and the “Project”, respectively).  Under the MOU, we agreed to assign specific RiT professionals to work on a part-time basis (under agreed-upon limitations) with Invencom on the Project, while Invencom would recruit and hire specific experts. Invencom further undertook to compensate RiT's designated employees for their part-time employment for Invencom during the term of the Project.

On May 12, 2011, we entered into an Addendum to the MOU with Invencom, in which the term for carrying out the Project (originally six months), was extended until the actual completion of the Project. In addition, the Addendum provided that Invencom will be required to reimburse RiT for contractors hired by RiT for the Project.

Under the MOU, RiT was granted an option to purchase the Technology (the “Option”), at RiT’s sole discretion and following the results of the Feasibility Check, at a purchase price equal to the sum of (a) Invencom’s actual and direct costs incurred for the Project during the Term (“Invencom Costs”), plus (b) 25% of Invencom Costs (collectively, the “Purchase Price”). The Purchase Price was supplemented with an additional revenue-sharing right for Invencom, equal to 3% of the proceeds actually received by RiT in return for any future sale of the Technology and/or for any future sale of products using the Technology (the “Revenue Sharing”).

Technology Purchase Agreement. Following the results of a feasibility check, we decided to exercise the Option and purchased the Technology in accordance with the terms of a Technology Purchase Agreement, by and between RiT and Invencom, dated June 26, 2012 (the “Purchase Agreement”). The Purchase Agreement provides for the sale and transfer of the Technology and all rights thereto from Invencom to RiT. Consistent with the MOU, the consideration payable to Invencom (the “Purchase Consideration”) consisted of (a) the Purchase Price, which consistent with the formula set originally in the MOU, as described above, equaled US$583,270 and (b) the Revenue Sharing right described above.

Instead of cash payment, it was agreed that the Purchase Price (US$583,270) would be recorded as a loan amount provided by Invencom to RiT (the “Loan Amount”), which was to bear an interest of 2.47% per annum and was to be repaid not later than eighteen (18) months following the closing date. Invencom was granted with a right to convert the Loan Amount or any part thereof (together with interest accrued thereon), into RiT’s Shares (the “Conversion Right”) with a conversion price per share equal to the NASDAQ closing price of RiT’s shares on the day RiT received a written notice from Invencom notifying its election of conversion. In September 2012, Invencom converted the Loan Amount and interest accrued thereon into 218,813 ordinary shares pursuant to a Securities Purchase Agreement, dated as of September 10, 2012, reflecting a conversion price of $2.67 per share.

Additional Technology Feasibility check with Invencom. In an effort to examine and broaden our potential future technologies, we entered into an MOU, dated as of December 11, 2012, with Invencom. The MOU provides that both parties, RiT and Invencom, join specific professional personnel together to work on a feasibility study of a technology they named "Optical Matrix Technology", which is an idea in preliminary development  (the "Feasibility Project"). Under the MOU, we agreed to allow several of RiT's employees ("Allowed Employees") to provide services to Invencom for the Feasibility Project (only in their leisure time and with additional limitations) together with Invencom's personnel. Invencom on the other hand undertook to recruit and hire specific experts for such Feasibility Project which will be managed solely by Invencom. Invencom further undertook to compensate RiT's Allowed Employees for their services during the term of the Feasibility Project.

Similar to the previous MOU dated July 1, 2010 regarding the Beamcaster™ technology, RiT was granted with an option to acquire said technology following the results of such Feasibility Project, at the sole discretion of RiT and at a purchase price equal to the sum of (a) Invencom's actual and direct costs incurred for the Feasibility Project during its term (“Invencom's Costs”), plus (b) 25% of Invencom's Costs (together with Invencom's Costs, the “Purchase Price”). If the purchase option is exercised, the Purchase Price will be supplemented with an additional revenue sharing right for Invencom, equal to 3% out of the proceeds actually received by RiT in return for any future sale of said technology and/or any future sale of different products using said technology ("Revenue Sharing Right").

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

ITEM 8.                FINANCIAL INFORMATION

8.A.         Consolidated Statements and Other Financial Information

Financial Statements

See the consolidated financial statements, including the notes thereto, included in "Item 18 Financial Statements” of this annual report.

Export Sales

See "Item 4.B. –Sales and Marketing."

Legal Proceedings

During 2011, we were named a defendant (among other defendants) in a lawsuit filed in Tel Aviv, Israel by a former employee claiming damages for alleged illness caused due to unsuitable-work-conditions. We have referred the defense of such lawsuit to our insurance company and do not believe the lawsuit against us has any merits. However, the lawsuit is still pending and it is premature to estimate the outcome of this matter.

During 2013, we were named a defendant in a lawsuit filed in a Labor Court in Beijing, China by a former RiT's-Chinese-office assignee/worker, following termination of his Assignment Agreement in December 2012. The total lawsuit amount is approximately US$ 60,000. We have referred the defense of such lawsuit to a local Chinese lawyer hired by us and believe that at least part of the claimed amounts will be rejected. However, the lawsuit is still pending and it is premature to estimate the outcome of this matter.

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

8.B.         Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2012.

ITEM 9.                THE OFFER AND LISTING

9.A.         Share History

The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported on NASDAQ (in U.S. dollars).

	High	Low

2011 Full Year	12.94	1.13
First Quarter 2011	8.12	4.33
Second Quarter 2011	10.18	3.01
Third Quarter 2011	8.25	3.01
Fourth Quarter 2011	4.73	2.69
2012 Full Year	6.43	2.37
First Quarter 2012	3.00	4.07
Second Quarter 2012	2.37	3.95
Third Quarter 2012	2.67	6.43
Fourth Quarter 2012	3.75	4.83

On April 5, 2013, the last reported sale price of our ordinary shares on the NASDAQ was $3.89 per share.

9.B.         Plan of Distribution

Not applicable.

9.C.         Markets

Our ordinary shares were traded on the NASDAQ Global Market (formerly, NASDAQ National Market) from our initial public offering in 1997 until January 2004. Effective January 2004, our ordinary shares were transferred from the NASDAQ Global Market to the NASDAQ Capital Market (formerly NASDAQ SmallCap Market).  Our ordinary shares are currently traded on the NASDAQ Capital Market, under the symbol “RITT.”

9.D.         Selling Shareholders

Not applicable.

9.E.          Dilution

Not applicable.

9.F.          Expenses of the Issue

Not applicable.

ITEM 10.              ADDITIONAL INFORMATION

10.A.       Share Capital

Not applicable.

10.B.       Memorandum and Articles of Association

Set out below is a description of certain provisions of our Amended Memorandum of Association ("Memorandum of Association" or the "Memorandum") and Amended and Restated Articles of Association ("Articles of Association" or the "Articles"), and of the Israeli Companies Law related to such provisions. This description is only a summary and does not purport to be complete and is qualified by reference to the full text of the Memorandum and Articles, which are filed as exhibits hereto and are incorporated herein by reference, and to Israeli law.

General

We were first registered under Israeli law on July 16, 1989 as a private company. In August 1997, we became a public company.  We are registered with the Registrar of Companies in Israel under number 520043357.

Objects and Purposes

Pursuant to Section 2 of our Memorandum of Association, the objectives for which we were established include, among others, the following: to manufacture, market, sell, import, export, acquire, rent to, lease to, rent from, lease from and engage in any manner whatsoever in computer equipment; to manage an enterprise in the computer, electronics, mechanics sectors and in any other sector; to engage in the planning, research and development of equipment for computers, electronics, mechanics, including computer communications equipment and including any auxiliary equipment, electronic and mechanical components and items, and additional objectives defined therein.

The Powers of the Directors

Under our Articles, the authority conferred on the Board of Directors is subject to the provisions of the Companies Law. According to the Companies Law, in general, the Board of Directors is responsible for outlining the Company's policy and for the oversight of the management of our business. The Board of Directors is entrusted with additional powers, including the power to borrow or secure the payment of any sum of money for our purposes. The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

There is no requirement under our Articles or Israeli law for directors to retire on attaining a specific age. Our Articles do not require directors to hold our ordinary shares to qualify for election.

For additional details regarding the ability of directors to vote on a proposal, arrangement or contract in which the director is materially interested, including compensation, see below under "Approval of Specified Related Party Transactions under Israeli Law."

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

Rights to Share in Surplus in Liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our outstanding shares in proportion to their holdings.  This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Redemption Rights; Sinking Fund. Our ordinary shares are not redeemable and do not entitle their holders to preemptive rights. Under our Articles, the Company may, subject to the Companies Law provisions, issue redeemable shares.

Liability to Capital Calls by the Company.  Under our Articles and the Companies Law, the liability of our shareholders is limited to the unpaid amount of the par value of the shares held by them.

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

Quorum. Two or more shareholders, present in person or by proxy and holding at least 35% of our outstanding voting power constitute a quorum. If there is no quorum within an hour of the time set, the meeting, if convened upon demand of shareholders or directors as described above shall be dissolved, but in any other case it will be postponed until the following week, or any other time that the chairman of the board of directors and the shareholders present agree to. At the postponed meeting, any two shareholders will constitute a quorum.

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

Under the Companies Law, directors' and officers’ compensation arrangements in public companies, such as ours, generally require the approvals of the audit committee, the Board of Directors and, in the case of directors, the shareholders as well, in that order.

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

Approval of Office Holder Compensation

A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company, such as  RiT, must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than September 2013. The shareholder approval requires a majority of the votes cast by shareholders, provided that either (i) the shares voted in favor of the resolution include at least a majority of the shares voted by shareholders who are not controlling shareholder(s) and do not have a "personal interest" in such matter or (ii) the total number of shares voted against such matter by said group of disinterested shareholders does not exceed two percent of the voting rights in the company. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's compensation policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

Duties of Shareholders

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

Transactions with Controlling Shareholder

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

It should be noted that under regulations promulgated under the Companies Law, Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), the aforesaid shareholder approval of extraordinary transactions is not required in certain instances, including without limitation, where the audit committee and board of directors determine that the transaction is solely to the benefit of the company, and in any case, provided that a shareholder(s) holding at least 1% of the company’s outstanding shares or voting power may demand such shareholder approval by sending a written notice within 14 days following announcement of the transaction pursuant to the Relief Regulations.

Approval of Private Placements

Under the Companies Law, a significant private placement of securities requires approval by the board of directors and the shareholders of the company, in that order. A private placement is considered a significant private placement if it will cause a person to become a controlling shareholder or if: (1) the securities issued or deemed issued represent to 20% or more of the company’s outstanding voting rights before the issuance; (2) some or all of the consideration is other than cash or securities listed for trading on a stock exchange or the transaction is not on market terms; and (3) the transaction will increase the holdings of a shareholder that holds 5% or more of the company’s outstanding shares or voting rights or will cause any person to become, as a result of the issuance, a holder of more than 5% of the company’s outstanding shares or voting rights.

It should be noted that under regulations promulgated under the Companies Law, Israeli Companies Regulations (Relief for Public Companies traded in stock exchange outside of Israel), 2000, we are not required to seek shareholder approval for any private placement of our securities.

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

Indemnification of Office Holders

Our Articles of Association provide that, subject to the provisions of the Companies Law, we may indemnify an office holder with respect to an act performed in his capacity as an office holder, retroactively (after the liability has been incurred) or in advance, against the following:

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

Indemnity and Insurance

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with an Indemnification Agreement, substantially in the form approved by our shareholders in 2009. We currently maintain directors and officer's liability insurance with an aggregate coverage limit of $7 million, including legal costs incurred.

Anti-Takeover Provisions; Mergers and Acquisitions

Except for the quorum requirements for adjourned shareholders meetings described above, there are no specific provisions of our Memorandum or Articles that would have an effect of delaying, deferring or preventing a change in control of us or that would operate only with respect to a merger, acquisition or corporate restructuring involving us. However, as described below, certain provisions of the Companies Law may have such effect.

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

10.C.       Material Contracts

Several of our related party agreements may be deemed "Material Contracts" including: The Convertible Loan Agreement with STINS COMAN; the Product Alliance Agreement with STINS COMAN and the MOUs we entered into with Invencom Ltd. See "Item 7.B. - Related Party Transactions”, and "Item 19 - List of Exhibits”.

10.D.       Exchange Controls

Israeli law and regulations do not impose any material foreign exchange restrictions on non-Israeli holders of our ordinary shares.  There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding certain transactions.   However, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is generally not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel. Non-residents of Israel who purchase our ordinary shares will be able to convert dividends, if any, thereon, and any amounts payable upon our dissolution, liquidation or winding up, as well as the proceeds of any sale in Israel of our ordinary shares to an Israeli resident, into freely repatriable dollars, at the exchange rate prevailing at the time of conversion, provided that the Israeli income tax has been withheld (or paid) with respect to such amounts or an exemption has been obtained.

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

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 24% for the 2011 tax year, 25% for the 2012 tax year and 25% for the 2013 tax year. Following an amendment to the Israeli Income Tax Ordinance, 1961 (the "Tax Ordinance"), which came into effect on January 1, 2012, the corporate tax rate is scheduled to remain at the rate of 25% for future tax years.

Israeli companies are generally subject to capital gains tax at the corporate tax rate.  However, the effective tax rate payable by a company that derives income from an approved enterprise (as defined below) may be considerably less, as further discussed below.

Law for the Encouragement of Capital Investments, 1959

Pursuant to the above Law, the Company was entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received from the Investment Center of the Ministry of Industry and Commerce of the State of Israel. The period of benefits in respect of the Company's production facilities terminated in 2011. Due to tax losses the Company did not utilize the benefits granted to "Approved Enterprises".

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

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  We believe that we currently qualify as an Industrial Company within the definition of the Industry Encouragement Law.  No assurance can be given that we qualify or will continue to qualify as an "Industrial Company" or that the benefits described above will be available in the future.

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

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets in Israel including our ordinary shares by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the inflationary surplus and the real gain. The inflationary surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price that is attributable to the increase in the Israeli consumer price index (CPI) or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

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

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our shares and taxable income from dividend distributions.

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

Tax on Dividends for Non-Israeli Residents

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

Distributions on Ordinary Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies", U.S. holders are required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent of our current and accumulated earnings and profits attributable to the distribution, as determined for U.S. federal income tax purposes.  A non-corporate U.S. holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a "qualified foreign corporation" for U.S. federal income tax purposes.  We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company (please see discussion below) and (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the NASDAQ Capital Market). We believe that we currently are treated as a qualified foreign corporation.  However, no assurance can be given that a change in circumstances will not affect our treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year.  In addition, a non-corporate U.S. Holder will not be eligible for the reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares if (a) such U.S. holder has not held the ordinary shares for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. holder as investment income under Section 163(d)(4)(B) of the Code.  Any days during which the U.S. holder has diminished its risk of loss with respect to ordinary shares (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period.  Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

To the extent a distribution paid with respect to our ordinary shares exceeds our current and accumulated earnings and profits (as determined for U.S. federal income tax  purposes) such amount will be treated first as a non-taxable return of capital, reducing a U.S. holder’s tax basis for the ordinary shares to the extent thereof, and then as capital gain. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates or trusts. Corporate holders generally will not be allowed a deduction for dividends received from us.

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

Pursuant to the U.S.-Israel Tax Treaty, the maximum rate of Israeli withholding tax on dividends paid to a U.S. holder is 25%.  U.S. holders may generally be entitled to a foreign tax credit or deduction in an amount equal to the Israeli tax withheld on distributions on the ordinary shares. Distributions paid by us will generally be foreign source passive income for U.S. foreign tax credit purposes.  The Code applies various limitations on the amount of foreign tax credits that may be available to a U.S. holder. Because of the complexity of these limitations, U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit.

Disposition of Shares

Subject to the discussion under the heading "Passive Foreign Investment Companies," upon the sale, exchange or other disposition of ordinary shares, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares. The gain or loss realized on the sale, exchange or other disposition of ordinary shares will be long-term capital gain or loss if the U.S. holder held the shares for more than one year as of the time of disposition. Any gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for certain losses which will be treated as foreign source to the extent certain dividends were received by the U.S. holder within the 24-month period preceding the date on which the U.S. holder recognized the loss. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Passive Foreign Investment Companies

We will be a passive foreign investment company ("PFIC") if: (1) 75% or more of our gross income in a taxable year is passive income or (2) at least 50% of our assets (averaged over the year and generally determined based upon value) in a taxable year are held for the production of passive income. Certain "look-through" rules apply in making this determination. Passive income generally consists of dividends, interest, rents, royalties, annuities, income from certain commodities transactions and from notional principal contracts and gains from the disposition of passive assets. An asset will generally be characterized as passive if it has generated (or is reasonably expected to generate in the reasonably foreseeable future) “passive income” in the hands of the foreign corporation. If we are a PFIC, each U.S. holder who has not elected to be taxed under one of the alternative regimes described below would, upon receipt of certain distributions by us and upon disposition of the ordinary shares at a gain, be liable to pay tax at the then prevailing highest tax rates on ordinary income plus interest on the tax, as if the distribution or gain had been recognized ratably over the U.S. holder’s holding period for the ordinary shares.

Certain elections are available to U.S. holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status. If we agreed to provide the necessary information, a U.S. holder could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund, or a QEF election, which election may be made retroactively under certain circumstances, in which case the U.S. holder generally would be required to include in income on a current basis his pro rata share of our ordinary earnings as ordinary income and his pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, a U.S. holder of PFIC stock which is regularly traded on certain U.S. stock exchanges (including the NASDAQ Capital Market) or on certain non-U.S. stock exchanges, could elect to mark the stock to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC stock and the U.S. holder’s adjusted tax basis in the PFIC stock. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. holder under the election for prior taxable years. If the mark-to-market election were made, then the rules set forth above regarding certain distributions and dispositions of ordinary shares would not apply for periods covered by the election.

A foreign corporation’s PFIC status is an annual determination that is based on tests that are factual in nature and our status for any year will depend on our income, assets, and activities for such year.  Therefore there can be no assurance that we will not be considered a PFIC for a taxable year. Based on certain estimates of our gross income and gross assets and the nature of our business, we do not believe we were a PFIC for the fiscal year ended December 31, 2012. However, due to legal and factual uncertainties such conclusion is not free from doubt and no assurances can be given in this regard. U.S. holders who hold ordinary shares during a period when we are a PFIC will be subject to the foregoing rules, even if we cease to be a PFIC, subject to certain exceptions for U.S. holders who made a mark-to-market or QEF election. U.S. holders are strongly urged to consult their tax advisors about the PFIC rules, including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we are determined to be a PFIC.

If we were a PFIC, a holder of ordinary shares that is a U.S. holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. holder owns the ordinary shares.  If we were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which includes dividends and capital gains.  U.S. Holders should consult their tax advisors with respect to the application of the 3.8% Medicare contribution tax to their income and gains, if any, with respect to their ordinary shares.

Information Reporting and Backup Withholding

A U.S. holder may be subject to backup withholding and information reporting requirements with respect to cash distributions and proceeds from a disposition of ordinary shares. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Information reporting and backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the Internal Revenue Service.

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

The above discussion is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our ordinary shares. Investors should consult their tax advisor concerning the tax consequences applicable to their particular situation.

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

The documents concerning our company, which are referred to in this annual report may also be inspected at our offices located at 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel.

10.I.        Subsidiary Information

Not applicable.

ITEM 11.             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk, including movements in interest rates and foreign currency exchange rates. Our primary market risk exposure occurs because we generate most of our revenues in U.S. dollars and Euros and incur a significant portion of our expenses in NIS. To date, we are not engaged in any hedging transactions and/or derivative financial instruments. If we were to determine that it was in our best interests to enter into any hedging transactions in the future, there can be no assurance that we will be able to do so or that such transactions, if entered into, will materially reduce the effect of fluctuations in foreign currency exchange rates on our results of operations.

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

For some time, until 1997, inflation in Israel exceeded the devaluation of the NIS against the U.S. dollar and we experienced increases in the U.S. dollar cost of our operations in Israel. This trend was reversed in 1997 and has continued in reverse for every year thereafter until 2012. In 2012, on an average yearly basis, there was an increase of approximately 8% in value of the U.S. dollar in relation to the NIS (from 3.724 to 4.014) and there was an increase of approximately 8% in the value of the U.S. dollar in relation to the Euro (from 0.748 to 0.809). These changes in the U.S. dollar rate had an immaterial effect on our results in 2012. We cannot assure you that we will not be materially affected in the future from currency exchange rate fluctuations or the rate of inflation in Israel. If the value of the NIS or the Euro starts to rise in value relative to the U.S dollar, our business and financial condition could be negatively impacted.

The following table sets forth, for the periods indicated, (1) devaluation or appreciation of the U.S. dollar against the most significant currencies for our business, i.e., the NIS [and the Euro]; and (2) inflation as reflected in changes in the Israeli consumer price index.

	Year Ended December 31,
	2008	2009	2010	2011	2012
NIS	1.2%	0.7%	6.4%	(7.7)%	(2.1)%
Euro	(5.3)%	3.5%	7.4%	4.2%	(1.8)%
Israeli Consumer Price Index	3.8%	4.0%	2.7%	2.2%	1.6%

The effects of foreign currency re-measurements are reported in our financial statements as financial income or expense.

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents.  Our cash and cash equivalents are held substantially in New Israeli Shekels and in U.S. dollars with some minor cash balances held in Euro. We place our cash and cash equivalents with major financial banks.

Our exposure to market risk for changes in interest rates is immaterial primarily because our cash and cash equivalents are mostly deposited in short-term deposits and are used to satisfy our working capital requirements and our debt is mainly comprised of the ability to draw credit under the Convertible Loan, as described in Item 5.B "Operating and Financial Review and Prospects– Liquidity and Capital Resources – Principal Financing Activities".  For purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR or other prime interest rates would be immaterial, as we do not have any borrowings linked to variable interest rates.

ITEM 12.             DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.             MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.             CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2012. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2012 were not effective due to the items described below.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2012 based on the framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2012 was not effective due to the material weakness described below.

2011 Material Weakness and 2012 Related Remediation Efforts

During the preparation of our consolidated financial statements for the fourth quarter and full year ended December 31, 2011, we identified discrepancies in connection with the sales process and supporting documentation of several transactions executed during the second half of 2011 that raised doubts as to recognition of such transactions in accordance with U.S. GAAP. Consequently, in consultation with the audit committee of the Board of Directors we requested that our internal auditor examine these and several other transactions executed during 2011.

Following the internal auditor's report, and in consultation with the audit committee of the Board of Directors and our independent registered accounting firm, we determined that (1) during 2011 we lacked an efficient  internal control over financial reporting pertaining to revenue recognition policies under U.S. GAAP, due to inefficient execution of controls over our revenue recognition process during 2011,  (2) our revenue recognition process for the examination of sales transactions and verification that they are in accordance with our revenue recognition policies under U.S. GAAP and associated documentation supporting those controls were not sufficient to address such issues during 2011 and (3) we lacked an appropriate control over several of our sales representatives pertaining to required work in accordance with our sales procedures.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In light of the above, we concluded that the deficiencies we identified in our internal controls constituted a material weakness as of the valuation date of December 31, 2011.

During 2012, in order to remediate the material weakness described above, we expanded  our revenue recognition policy to assist in the understanding and consistent application of U.S. GAAP and implemented new procedures and controls (1) with respect to the examination of sales transactions and verification as to the proper application of our revenue recognition policy, (2) to strictly apply such procedures in order to avoid any revenue recognition malfunction, including by establishing an internal Revenue Recognition Committee for actually applying such expanded and new procedures and (3) to improve our controls over our sales representatives with regard to required work in accordance with our sales procedures. As of December 31, 2012, we believe such remediation activities have adequately addressed the material weakness we identified.

In addition, during 2012 we began implementing additional measures to further upgrade and enhance our internal control over financial reporting in accordance with the Sarbanes-Oxley Act of 2002, or SOX, which imposes certain duties and requirements on us.  However, as of December 31, 2012, we did not complete the entire process and therefore our internal controls over financial reporting were still deemed to be not effective as of December 31, 2012.  We have continued implementing the SOX process in 2013 and will be completing the implementation of the remaining open items. We will continue to devote management time and attention to further improve our internal controls over financial reporting during 2013. We expect that we will be compliant with all SOX requirements by the end of fiscal 2013.

For a discussion of the risks regarding our internal controls, please see above under Item 3.D – "Risk Factors."

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting, other than as described above, that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. However, based on our findings that our disclosure controls and procedures and our internal controls over financial reporting were not effective as of December 31, 2012, we have and are taking steps to improve our internal controls and procedures in 2013, as described above.

ITEM 16.             [RESERVED]

ITEM 16A.          AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Israel Frieder is an audit committee financial expert, as defined by applicable SEC regulations. Mr. Frieder qualified as an "independent director," as that term is defined under NASDAQ rules.

ITEM 16B.          CODE OF ETHICS

We have adopted a code of ethics applicable to our directors, officers and all other employees. Our code of ethics is publicly available on our website at www.rittech.com.  If we make any amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, which applies to our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on July 24, 2012, our shareholders re-appointed Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, or KPMG, to serve as our independent registered accounting firm until the next annual meeting. The following table sets forth, for each of the years indicated, the fees paid or payable to KPMG for the period indicated.

	2012	2011
Audit Fees (1)	$135,000	$76,000
Audit-Related Fees	-	-
Tax Fees (2)	$5,000	$5,000
All Other Fees	-	-
Total	$140,000	$81,000

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

•
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

•
We have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rule 5250(d)(1), relating to an issuer’s furnishing of its annual report to shareholders. However, we post our Annual Report on Form 20-F on our web site (www. rittech.com) as soon as practicable following the filing of the Annual Report on Form 20-F with the SEC.

•
We have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rules 5635(c) (relating to shareholder approval required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants) and 5635(d) (relating to shareholder approval required prior to the issuance of securities in connection with a transaction other than a public offering involving the issuance or potential issuance by the Company of common stock equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance). We follow the provisions of the Israeli Companies Law with regard to transactions with our affiliates, i.e., our controlling shareholder and our directors and officers, including private placement transactions, as described in more detail in Item 10.B. – "Memorandum and Articles of Association – Approval of Specified Related Party Transactions under Israeli Law – Private Placements."

ITEM 16H.          MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.             FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.             FINANCIAL STATEMENTS

ITEM 19.             EXHIBITS

List of Exhibits

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (2)

2.1	Amended Form of Share Certificate Representing Ordinary Shares (3)

4.1           Amended RiT Technologies Ltd. 2003 Share Option Plan (4)

4.2	Form of Indemnification Agreement (5)

4.3	MOU between the Registrant and Invencom (former name Quartz Ltd.), dated July 1, 2010 and Addendum to the MOU dated May 12, 2011(6)

4.4	MOU between the Registrant and Invencom, dated December 11, 2012*

4.5	Product Alliance Agreement, between the Registrant and STINS COMAN, dated February 19, 2010 (7) and Services Agreement between the Registrant and STINS COMAN, dated July 28, 2011 (8)

4.6	Convertible Loan Agreement, between the Registrant and STINS COMAN, dated June 11, 2009 (9)

4.7
Addendum to the Convertible Loan Agreement, dated February 17, 2010 (10) Addendum to the Convertible Loan Agreement, dated April 14, 2011 (11)  Amendment to the Convertible Loan Agreement, dated December 8, 2011(12) and Amendment to the Convertible Loan Agreement, dated April 17, 2012 (13)

Amendment to the Convertible Loan Agreement, dated August 6, 2012 (14)
Amendment to the Convertible Loan Agreement, dated October 23, 2012 (15)

4.8	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated May 17, 2010 (16)

4.9	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated September 13, 2010 (17)

4.10	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated March 15, 2011 (18)

4.11	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 15, 2011 (19)

4.12	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated December 8, 2011 (20)

4.13	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 26, 2012*

4.14	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated December 5, 2012*

4.15	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated March 14, 2013*

4.16	Technology Purchase Agreement dated June 26, 2012 (21)

4.17	Securities Purchase Agreement, between the Registrant and Invencom, dated September 10, 2012 (22)

8.1	List of Subsidiaries (23)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Somekh, Chaikin, Independent Registered Public Accounting Firm.*
_____________________

(1)	Incorporated by reference to Exhibit 1.1 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(2)	Incorporated by reference to Exhibit 1.2 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(3)	Incorporated by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(4)	Incorporated by reference to Exhibit 4.1 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(5)	Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 11, 2009.

(6)	Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2011, filed with the SEC on May 11, 2012.

(7)	Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on May 17, 2010.

(8)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on August 25, 2011.

(9)	Incorporated by reference to Annex B of Exhibit 99.3 to the Registrant's Form 6-K filed with the SEC on August 11, 2009.

(10)	Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 29, 2010.

(11)	Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 18, 2011.

(12)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on December 19, 2011.

(13)	Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 24, 2012.

(14)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on August 14, 2012.

(15)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on October 30, 2012.

(16)	Incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 29, 2010.

(17)	Incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(18)	Incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(19)	Incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2011, filed with the SEC on May 11, 2012.

(20)	Incorporated by reference to Exhibit 4.11 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2011, filed with the SEC on May 11, 2012.

(21)	Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.2 to the Registrant’s Form 6-K filed with the SEC on July 3, 2012.

(22)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on September 12, 2012.

(23)	Incorporated by reference to Exhibit 8.1 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2004, filed with the SEC on March 31, 2005.

*	Filed herewith.

**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD.

By:	/s/ Vadim Leiderman
Vadim Leiderman
President and Chief Executive Officer

April 30, 2013

RiT Technologies Ltd. and Subsidiaries Consolidated Financial Statements December 31, 2012

RiT Technologies Ltd.
and Subsidiaries

Consolidated Financial Statements as of December 31, 2012

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
April 30, 2013

RiT Technologies Ltd. and Subsidiaries

Consolidated Balance Sheets

		December 31,
		2012	2011
	Notes	US$ thousands	US$ thousands
Assets
Current Assets:	8
Cash and cash equivalents		2,183	884
Trade receivables, net *		1,998	3,921
Other current assets		461	567
Inventories		3,359	3,779
Total Current Assets		8,001	9,151

Assets held for severance benefits	4	1,126	1,111
Property and equipment, net	3	545	239

Total Assets		9,672	10,501

Liabilities and Shareholders' Equity
Current Liabilities:
Short term loan	8	174	162
Trade payables		1,234	2,470
Other payables and accrued liabilities	8	1,628	1,144
Total Current Liabilities		3,036	3,776

Principal shareholder convertible loan	6	3,000	400
Liability in respect of employees' severance benefits	4	1,346	1,290
Total Liabilities		7,382	5,466

Commitments and Contingencies	5

Shareholders' Equity:	6
Share capital		1,644	1,126
Treasury stock		(27)	(27)
Additional paid-in capital		53,413	45,569
Accumulated deficit		(52,740)	(41,633)
Total Shareholders' Equity		2,290	5,035

Total Liabilities and Shareholders' Equity		9,672	10,501

*	Includes balances in the amounts of $177 thousand and $74 thousand with related parties as of December 31, 2012 and 2011, respectively (see also Note 9).

/s/ Israel Frieder	/s/ Vadim Leiderman
Director	President and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Operations

		December 31,
		2012	2011	2010
	Notes	US$ thousands	US$ thousands	US$ thousands

Sales	8	8,436	13,720	11,400

Cost of sales	5 & 8	7,065	7,489	6,319

Gross profit		1,371	6,231	5,081

Operating expenses *

Research and development, gross		3,922	1,871	1,976
Less - Royalty bearing participation	5	-	-	(73)

Research and development, net		3,922	1,871	1,903
Sales and marketing		5,465	5,684	4,581
General and administrative		3,043	2,463	2,012

Total operating expenses		12,430	10,018	8,496

Operating loss		(11,059)	(3,787)	(3,415)

Financing loss, net	8	(48)	(102)	(71)

Other income (expenses), net	8	-	32	-

Loss before income tax expense		(11,107)	(3,857)	(3,486)

Taxes on income	7	-	-	-

Net Loss		(11,107)	(3,857)	(3,486)

Net Loss Per Share - Basic and Diluted	2	(1.91)	(0.88)	(1.10)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted		5,802,803	4,378,942	3,171,124

See Note 9 for transactions with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

							Additional
		Deferred	Ordinary	Treasury	Ordinary	Treasury	Paid - In	Accumulated
		Shares *	Shares *	Stock *	Shares	Stock	Capital	Deficit	Total
		Number of Shares			US $ In Thousands

Balance as of January 1, 2010		17,030	2,604,428	2,125	559	(27)	36,820	(34,290)	3,062

Conversion of convertible loan from principal shareholder	6	-	1,302,613	-	280	-	2,758	-	3,038
Stock compensation expense		-	-	-	-	-	12	-	12
Exercise of stock options		-	66,498	-	15	-	290	-	305
Net loss for the year		-	-	-	-	-	-	(3,486)	(3,486)
Balance as of December 31, 2010		17,030	3,973,539	2,125	854	(27)	39,880	(37,776)	2,931

Conversion of convertible loan from principal shareholder	6	-	1,222,667	-	269	-	5,154	-	5,423
Stock compensation expense		-	-	-	-	-	502	-	502
Exercise of stock options		-	12,916	-	3	-	33	-	36
Net loss for the year		-	-	-	-	-	-	(3,857)	(3,857)
Balance as of December 31, 2011		17,030	5,209,122	2,125	1,126	(27)	45,569	(41,633)	5,035

Conversion of convertible loan from principal shareholder	6	-	2,265,857	-	474	-	7,587	-	8,061
Equity transaction	6	-	-	-	-	-	(584)	-	(584)
Issuance of shares to related party	6	-	218,813	-	44	-	540	-	584
Stock compensation expense		-	-	-	-	-	301	-	301
Net loss for the year		-	-	-	-	-	-	(11,107)	(11,107)
Balance as of December 31, 2012		17,030	7,693,792	2,125	1,644	(27)	53,413	(52,740)	2,290

*	Ordinary Shares – NIS 0.8 par value
Authorized shares: 10,000,000 Ordinary Shares as of December 31, 2012 and 2011; issued and outstanding Ordinary Shares 7,695,917 as of December 31, 2012 and 5,211,247 as of December 31, 2011 (including 2,125 of which are held by a subsidiary) and 7,693,792 issued and outstanding as of December 31, 2011 and 5,209,122 as of December 31, 2011 (not including 2,125 held by a subsidiary).
Deferred Shares – NIS 0.1 par value
Authorized shares include 20,230 Deferred Shares, of which 17,030 are issued and outstanding as of December 31, 2012 and 2011.

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	December 31,
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands

Net loss for the year	(11,107)	(3,857)	(3,486)
Adjustments to recognize net loss to net cash
used in operating activities:
Severance pay benefits, net	76	6	(82)
Depreciation of property and equipment	190	128	168
Stock compensation expense	301	502	12
Loss on sale of fixed assets	5	-	-
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	1,923	(662)	(1,215)
Decrease in long-term trade receivable	-	-	181
Decrease (increase) in other current assets	347	(308)	203
Decrease (increase) in inventories	420	(469)	45
Increase (decrease) in trade payables	(1,236)	79	1,084
Interest on principal shareholder convertible loan	73	54	42
Increase (decrease) in other payables and accrued expenses	197	(62)	(134)
Net cash used for operating activities	(8,811)	(4,589)	(3,182)
Investing activities:
Purchase of property and equipment	(501)	(107)	(61)
Net cash used for investing activities	(501)	(107)	(61)

Financing activities:
Proceeds from short term loans	1,151	1,145	259
Repayment of short term loans	(1,139)	(1,242)	(250)
Proceeds from principal shareholder convertible loan	10,599	4,250	2,710
Proceeds from exercise of stock options	-	36	305
Net cash provided by financing activities	10,611	4,189	3,024

Net increase (decrease) in cash and cash equivalents	1,299	(507)	(219)
Cash and cash equivalents, beginning of year	884	1,391	1,610
Cash and cash equivalents, end of year	2,183	884	1,391
Non cash investing activities:
Purchase of property and equipment	-	20	5

Non cash financing activities:
Conversion of loans	8,645	5,423	3,038

Cash paid during the year for:
Interest	19	25	30

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2012

Note 1 -  General

RiT Technologies Ltd., an Israeli company, which was incorporated and commenced operations in 1989, pioneered the development of intelligent physical layer solutions, designed to provide superior control, utilization and maintenance of networks. RiT Technologies Ltd’s solutions are designed to help customers maximize control and maintenance efficiency and reduce an enterprise’s network infrastructure ownership costs.

RiT Technologies Ltd. has a wholly-owned subsidiary in the United States, RiT Technologies Inc. (the “US subsidiary”), which was incorporated in 1993 under the laws of the State of New Jersey.  The US subsidiary is primarily engaged in the selling and marketing in the United States of RiT Technologies Ltd’s products.

In this document the terms the “Company” or “RiT” refer to RiT Technologies Ltd. together with its wholly-owned subsidiary RiT Technologies Inc.

The Company has significant losses attributable to its operations. The Company has managed its liquidity during this time through a series of cost reduction initiatives, expansion of its sales into new markets and private placement transactions. In May 2012 a new strategic plan was approved by the Company's Board of Directors, that includes realignment of the Company's sales and marketing capabilities and investment in new products development. During 2012 the Company was supported through the line of credit from its main shareholder. Based on the most current sales and spending projections, the Company’s estimated liquidity during the remainder of 2013 will also be supported through the line of credit from the main shareholder to meet the Company’s operating and loan obligations as they become due through calendar year 2013. The Company’s ability to continue as a going concern is substantially dependent on the successful execution of the sales and spending projections and the receiving of loans from the line of credit referred to above.

The Company will also seek to raise additional capital for implementing the new strategic plan. There is no assurance that the Company will be able to raise additional capital.

Note 2 -  Summary of Significant Accounting Policies

The financial statements are presented in accordance with United States generally accepted accounting principles (GAAP).

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.           Financial Statements in US dollars (“dollars”)

Most of the Company’s sales are made outside Israel.  Most sales outside Israel are denominated in dollars. Most purchases of materials and components, and most marketing costs, are denominated in dollars or are dollar-linked. Therefore, the currency of the primary economic environment in which the operations of the Company are conducted is the dollar, which is used as the functional currency of the Company.

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

E.           Allowance for doubtful accounts

Accounts receivable are recorded at cost, less related allowance for doubtful accounts receivable.  Management considers current information and events regarding customers’ ability to repay their obligations and judges its accounts receivable to be impaired when it is probable that the Company will not be able to collect all amounts due.

The balance sheet allowance for doubtful accounts for all periods through December 31, 2012 is determined as a specific amount for those accounts, collection of which is not probable.

F.            Inventories

Inventories are valued at the lower of cost or market value. Cost of inventory is determined as follows:

Raw materials, work in process and finished products- on the "moving average" basis.

Costs of work in process and finished products include direct materials, labor and overhead incurred. Labor and overhead incurred is calculated on the basis of actual manufacturing costs based on the normal capacity of the production facility.

Inventory write-downs are provided to cover technological obsolescence, excess inventories, discontinued products and market prices lower than cost.

G.           Assets held for severance benefits

Assets held for employees’ severance benefits represent cash surrender of managers' insurance policies that are recorded at their current redemption value.

H.           Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation.  Maintenance and repair expenses are charged to operations as incurred.

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

K.           Government grants

When the Government of Israel approves a grant for research and development (see Note 5) the grants are recognized as receivables when the related research and development costs are incurred.

The grants are generally reflected as a reduction of research and development expenses. If the royalty payments for such grants are expected to be fully repaid within twelve months then the grant is classified as a loan.   Royalty expenses in respect of such grants are classified as part of cost of sales when the related sales are recognized.

L.           Allowance for product warranty

It is the Company's policy to grant a warranty for certain products.  The balance sheet provision for warranties for all periods through December 31, 2012 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses.

The following are the changes in liability for product warranty:

US$ (thousands)
Balance at January 1, 2011	30
Accrual for warranties issued during the year	-
Warranty costs incurred (actual warranty claims)	-
Balance at December 31, 2011	30
Accrual for warranties issued during the year	70
Warranty costs incurred (actual warranty claims)	-

Balance at December 31, 2012	100

M.           Stock option plans

At December 31, 2012, the Company has several employee compensation plans, which are described in Note 6. The Company recognizes all employee stock based compensation as a cost in the financial statements at fair value.

The Company’s option awards are primarily subject to graded vesting over a service period.  In those cases, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The fair value of each option grant is estimated on the measurement date using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the share is the market value of such shares at the date of issuance.

2.           Dividend yield of zero percent for all relevant periods.

3.	Average risk free interest rates are as follows:

Year ended December 31%
2012	0.50
2011	0.80
2010	-

4.
Expected term of 1-4 years for each option granted, (mainly 4). The Company utilizes the simplified method to determine the expected term of options granted.  The Company is unable to rely on its historical exercise data due to the significant fluctuation and volatility in its share price and the significant change in senior management over the past few years.

5.	Expected volatility of 106.67% and 127.24% for the years ended December 31, 2012 and 2011, respectively.

The exercise price for options granted to employees generally are not less than the fair value of the Company’s ordinary shares at the date of grant.

N.           Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to undiscounted future net cash flows expected to be generated by the asset group.  If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. No impairment charges were recorded during 2012, 2011 and 2010.

O.           Deferred income taxes

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

P.           Income tax uncertainties

The Company accounts for income tax uncertainties based on a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. Interest and penalties related to unrecognized tax benefits are classified as a component of income tax expense.

Q.           Net loss per share

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year.

The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 552,386 stock options for the year ended December 31, 2012 (for the year ended December 31, 2011 – 261,320 stock options ; for the year ended December 31, 2010 – 58,792 stock options).

R.           Segments

The Company manages its business on the basis of one reportable segment.

Disclosure about segments of an enterprise and related information requires the disclosure of information about geographical areas. Company sales as reported to management are divided into geographical areas based on the location of customers.  This information is provided in Note 8.

S.           Treasury Shares

Holdings of the Company’s shares by a consolidated subsidiary are presented as treasury stock, and are excluded from the calculation of loss per share.

T.	Fair value measurements

The Company's financial instruments consist mainly of cash and cash equivalents, short-term interest bearing deposits, accounts receivable, accounts payable and short-term and long-term loans.

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

U.           Comprehensive income

There was no difference between the net loss presented in the consolidated statement of operations and the comprehensive net loss for the years ended December 31, 2012, 2011 and 2010.

Note 3 - Property and Equipment, net

Property and equipment, net, consist of the following:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Cost
Research and development equipment	1,582	1,326
Manufacturing equipment	591	560
Office furniture and equipment	1,422	1,232
Leasehold improvements	242	232
	3,837	3,350
Less accumulated depreciation
Research and development equipment	1,290	1,249
Manufacturing equipment	535	511
Office furniture and equipment	1,280	1,172
Leasehold improvements	187	179
	3,292	3,111

	545	239

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 was $190,000, $128,000 and $168,000, respectively.

Note 4 - Liability In Respect of Employees’ Severance Benefits

Under Israeli law and labor agreements, the Company is required to make severance payments to dismissed employees and those leaving the Company in certain other circumstances.  The Company's severance pay liability to its employees, which is calculated on the basis of the salary of each employee for the last month of the reported period multiplied by the years of such employee's employment, is reflected in the balance sheet and classified as Other Payables and Accrued Liabilities if short-term or as a long-term liability according to the information held by the Company. The Company partially funds this liability by the purchase of managers' insurance policies. The current redemption value of such insurance policies is included in the balance sheet as Assets Held for Severance Benefits, or as Other Current Assets, if short term.

According to Section 14 to the Severance Pay Law ("Section 14") the payments of monthly deposits by a company into recognized severance and pension funds or insurance policies, releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing from July 2010, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, beginning at that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

Severance pay expense for the years ended December 31, 2012, 2011 and 2010 was $345,000, $346,000 and $362,000, respectively.

Note 5 - Commitments and Contingencies

A.           Royalty commitments

The Company is obligated to pay royalties to the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade (the "OCS") on revenues from certain product sales, where the research and development in respect of these products was undertaken with royalty bearing participations (“grants”) from the OCS.

In general, the Company’s obligation to pay royalties is as follows:

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

As of December 31, 2012, total commitment payable to the OCS, including interest to date at the above rates, amounted to approximately $0.3 million for the Carrier solution products and approximately $0.4 million for the Company’s other products of which approximately $0.1 million is recorded on the balance sheet as a liability due to the Company’s requirement to pay the royalty on all sales related to that specific grant.

Royalty expenses to the OCS are classified as part of cost of sales (see Note 8).

B.           Lease commitments

1.	Premises occupied by the Company and its US subsidiary are rented under various operating leases.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha'ayin expire in December 2013 and June 2015, respectively. The lease agreement for the premises in New Jersey is month-to-month and can be terminated upon 30 days notice. The lease agreement for the representative office in Beijing, China, expires in December 2013.

Minimum future rental payments due under the above leases (except for New Jersey), at rates in effect on December 31, 2012, are as follows:

Year ending December 31	US$ thousands
2013	472
2014	69
2015	34

575

Part of the lease agreements in Israel is secured by a bank guarantee in the amount of approximately $25,000.

Lease expense was $524,000, $460,000 and $394,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

2.
The Company has several operating leases in respect of motor vehicles. These lease agreements expire on various dates up to 2016. Minimum future lease payments due under the above leases on December 31, 2012, assuming no options are exercised, are as follows:

Year ending December 31	US$ thousands
2013	152
2014	141
2015	125
2016	30

448

Lease expense was $184,000, $233,000 and $244,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

C.           Other commitments

As of December 31, 2012, bank guarantees in the amount of approximately $16 thousand have been issued, for VAT commitments and customs duty on importation.

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

On significant sales and on sales in areas where there is a risk of collection, the Company secures the payment by a customer bank guarantee (L.C.) as applicable.

See also Note 9 for related party transactions.

E.           Concentrations of business risk

Although the Company generally uses standard parts and components for products, certain key components used in the products are currently available from only one source, and others are available from a limited number of sources. Based on the Company’s past history and its relationships with its suppliers, the Company believes that it will not experience delays in the supply of critical components in the future. If the Company experiences such delays and there is an insufficient inventory of critical components at that time, the Company's operations and financial results would be adversely affected.

F.           Indemnification agreement

The Company undertakes to enter into an indemnification agreement with each of the Company's present and future serving directors and officers.  The indemnification covers certain events and shall be no greater than the amount of coverage available to the Company's applicable liability insurance policy in effect at the time.

Note 6 - Shareholders’ Equity

A.           Share Capital

1.	As of December 31, 2012, the number of the ordinary shares outstanding is 7,693,792.

2.
On June 11, 2009 the Company entered into a Loan Agreement with STINS COMAN, the Company's controlling shareholder. On June 17, 2009, the Company entered into an Addendum to the Loan Agreement (the Loan agreement and the Addendum together, the "Convertible Loan Agreement"). On June 17, 2009, the Company’s Audit Committee and Board of Directors approved the Loan Agreement and the Addendum thereto, which were approved by the Company’s shareholders at the Company’s annual general meeting held on September 14, 2009.

Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan, originally of up to $10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. The Maximum Amount was increased several times via additional addendums signed on February 17, 2010, April 14, 2011 and, December 8, 2011  and currently is $35 million. At any time commencing October 1, 2009 through December 31, 2015, the Company may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $35 million) and at intervals of at least 30 days between each call request.

Under the Convertible Loan Agreement, the Company is required to repay the outstanding principal amount and the interest accrued thereon after 36 months from receipt of each part of the funds respectively. STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon, in whole or in part, into our ordinary shares at a conversion price per share equal to the market price of our ordinary shares on NASDAQ on the day the Company received the funds from STINS COMAN, plus a premium of 10% thereon. The conversion is subject to 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties on September 11, 2008.

During 2012 and 2011 the Company had drawn approximately $10.6 million and $4.3 million, respectively principal loan under the Convertible Loan Agreement and STINS COMAN has converted approximately $8.0 million and $5.4 million (principal and interest) into 2,265,857 and 1,222,667 ordinary shares, respectively.

As of April 5, 2013, the Company had drawn cumulatively approximately $20.9 million of principal loan under the Convertible Loan Agreement and STINS COMAN has converted approximately $20.9 million (principal and interest) into 5,812,303 ordinary shares.

3.
On June 26, 2012 the Company purchased its indoor wireless optical network technology from a related party under common control, by exercising its purchase option, in accordance with the terms of a Technology Purchase Agreement, by and between RiT and the related party (the “Purchase Agreement”). The total purchase price for the sale and transfer of the Technology and all rights thereto from the related party to RiT was $583,270 plus revenue sharing equal to 3% of the proceeds actually received by RiT in return for any future sale of the Technology and/or for any future sale of products using the Technology.

It was agreed that the Purchase Price ($583,270) be recorded as a loan amount provided by the related party to RiT bearing an interest rate of 2.47% per annum and was to be repaid not later than eighteen (18) months following the closing date. The related party was granted with a right to convert the loan amount or any part thereof (together with interest accrued thereon), into RiT’s Shares with a conversion price per share equal to the NASDAQ closing price of RiT’s shares on the day RiT receives a written notice from the related party notifying its election of conversion.

The Company recorded the transfer of the Technology at historical cost (net book value at the time of transfer). Any difference between the convertible loan amount of $583,270 assumed and the historical cost of the net assets acquired was accounted for as an equity transaction. The historical cost (net book value at the time of transfer and sale) of the Technology at the time of the transfer of the technology on the related party books was deemed zero.

In September 2012, the related party converted the loan amount and interest accrued thereon into 218,813 ordinary shares pursuant to a Securities Purchase Agreement, dated as of September 10, 2012, reflecting a conversion price of $2.67 per share.

B.           Share options

1.	RiT Technologies Ltd. 2003 Option Plan

In July 2003, the Board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently administered by the board of directors (or the Share Incentive Committee appointed by the Board to administer the 2003 Share Option Plan). The purpose of the 2003 Plan is to provide incentives to employees, directors, consultants and contractors, or any subsidiary thereof.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the Board of Directors, as specified in the grant letter issued by us to the grantee. The contractual life of options granted under the plan is six years. Unless otherwise determined by the board of directors, the options fully vest on the third anniversary following their grant, vesting in three equal annual installments.

As of December 31, 2012, the number of options granted under the 2003 Plan is 953,728 options and the number of options outstanding under the 2003 Plan is 543,981 options. As of December 31, 2012, 47,554 options are available for future grant (following an increase of 300,000 options to the options- reserve under the 2003 Option plan, approved by the Company’s Board of Directors in July 2011).

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

As of December 31, 2012, the number of options granted under the RiT Inc. Plan is 27,242 options and the number of options outstanding under the RiT Inc. Plan is 8,405 options. The RiT Inc. Plan expired during May 2009.

3.	Stock Options granted under the Share Option Plans are as follows:

		Weighted Average	Weighted average grant date
	Number of
	options	exercise price	fair value
		US$	US$
Options unexercised as of January 1, 2010	190,366

Granted	-	-	-
Exercised	(66,498)	4.58	2.57
Expired	(42,098)	11.47	2.85
Forfeited	(22,978)	3.67	2.78

Options unexercised as of December 31, 2010	58,792

Granted	217,850	5.85	3.18
Exercised	(12,916)	2.82	4.33
Expired	(1,376)	13.99	3.3
Forfeited	(1,030)	9.48	3.26

Options unexercised as of December 31, 2011	261,320

Granted	338,038	3.77	3.69
Exercised	-	-	-
Expired	(6,240)	10.20	11.46
Forfeited	(40,732)	4.01	15.77

Options unexercised as of December 31, 2012	552,386

At December 31, 2012, total compensation cost related to option awards not yet recognized amount to $823,000 and will be recognized in the statements of operations during fiscal years 2013 – 2015.

The following table summarizes information about stock options outstanding as of December 31, 2012:

	Options outstanding			Options exercisable
	Number of	Weighted		Number of
	shares	average		exercisable
	unexercised as of	remaining	Average	shares as of	Average
	December 31	contractual	exercise	December 31	exercise
Rates of exercise	2012	life	price	2012	price
prices in US$		In years	US$		US$
3.00-3.80	221,646	5.20	3.63	45,000	3.36
4.00-5.44	169,486	4.72	4.09	47,163	4.15
7.50-9.84	126,814	1.30	7.60	126,814	7.60
10.24-22.56	34,440	2.11	14.36	34,440	14.36

	552,386			253,417

At December 31, 2012, options with an average exercise price of $7.12 were exercisable for 253,417 shares (at December 31, 2011, options with an average exercise price of $8.24 were exercisable for 202,204 shares).

Weighted average exercise prices for the options outstanding at December 31, 2012 and 2011 were $5.35 and $7.30, respectively.

Weighted average remaining contractual life of outstanding options at December 31, 2012 and 2011 was 3.96 and 2.49 years.

The total intrinsic value of options exercised during the year ended December 31, 2011 was $106,000.

The Black-Scholes assumptions used in valuing the options are presented in Note 2.

4.           Options to non-employees

The Company granted a total of 37,113 options during the years 2003-2012. Such options granted to non-employees were granted as part of The 2003 Plan.

C.           Dividends

Dividends may be paid by the Company only out of the Israeli Company’s earnings and other surpluses as calculated in Israeli currency and as defined in the Israeli Companies Law as at the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher.  Such dividends will be declared and paid in NIS. There are no restrictions on the ability of the US subsidiary to transfer funds to its parent, and there are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends. To date the Company has never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future

Note 7 - Taxes on Income

A.	Israel tax reform

On December 5, 2011 the Knesset approved the Law to Change the Tax Burden (Legislative Amendments) – 2011. According to the law the tax rate imposed on companies will be 25% beginning in 2012.

B.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 (hereafter - the "Law")

Rates

Pursuant to the above Law, the Company was entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

The period of benefits with respect to the Company's production facilities terminated in 2011. Due to tax losses the Company did not utilize the benefits granted to "Approved Enterprises".

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

Accelerated depreciation

The Company is entitled to claim accelerated depreciation for a period of five years, with respect to property and equipment under the Law for Encouragement of Industry (Taxation), 1969.  The Company has not utilized this benefit to date.

E.           Tax assessment and tax loss carry forwards

The Company has not received final tax assessments since its incorporation.  In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2008 tax year can be regarded as final. The Company's Israeli tax loss carry forward are denominated in NIS and approximates $51.3 million as of December 31, 2012, and can be carried forward indefinitely against future taxable business income.

The U.S. subsidiary is taxed under the U.S. Federal and State income tax rules. As of December 31, 2012, the U.S. subsidiary has Federal tax loss carry forwards of approximately $5,974 thousand, which will expire between 2017 and 2032. Following the change in control which occurred in the parent company in June 2008, the U.S. subsidiary might be exposed to an ownership change as defined in the Internal Revenue Code Section 382. An ownership change occurs when the ownership percentage of 5% or greater stockholders changes by more than 50% over a three-year period. As a result, the utilization of approximately $1.5 million of the tax loss carry forwards in the U.S. subsidiary might be severely limited.

F.           Deferred tax assets and liabilities

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Deferred tax assets:
Allowance for doubtful accounts	136	66
Severance pay	64	45
Vacation pay	69	58
Research and development	806	71
Tax loss carry forwards	14,401	12,649
Total gross deferred tax assets	15,476	12,889

Valuation allowance	(15,476)	(12,889)

Net deferred tax assets	-	-

The net change in valuation allowance for the year ended December 31, 2012 was an increase of $2,587 thousand (increase of $2,982 thousand in 2011).

Deferred tax assets for future benefits are included where their realization is more likely than not.

Because of history of taxable losses, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets. As such, the Company has recorded a full valuation allowance in regard of all its tax loss carry forwards as well as for other deductible temporary differences at December 31, 2012 and 2011.

G.	Loss before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense

The components of loss before income tax expense are as follows:

	Year ended December 31
	2012	2011	2010
Israel	(10,583)	(3,587)	(2,923)
United States	(524)	(270)	(563)

Loss before income tax expense	(11,107)	(3,857)	(3,486)

A reconciliation of the theoretical income tax expense, assuming all loss is taxed at the Israeli statutory income tax rate of 25% for the year ended December 31, 2012, 24% for the year ended December 31, 2011 and 25% for the year ended December 31, 2010, and the actual income tax expense, is as follows:

	Year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
Loss before income tax expense	(11,107)	(3,857)	(3,486)

Theoretical income tax benefit at Israeli
statutory tax rates	(2,777)	(926)	(873)
Non-deductible expense	15	14	11
Stock compensation expense	75	120	3
Change in valuation allowance	2,587	2,982	1,321
Adjustments arising from differences on the tax rate	(19)	(43)	(84)
Tax rate change	-	(3,141)	-
Financial reporting purposes and other	119	994	(378)

Income tax expense for the reported year	-	-	-

H.           Accounting for uncertainty in income taxes

The total amount of gross unrecognized tax benefits was $0.6 million. There was no change in the unrecognized tax benefits during the years ended December 31, 2012 and 2011. The entire balance of the unrecognized tax benefits, if recognized, would not affect the effective tax rate as this amount would be offset by compensating adjustments in the Company's deferred tax assets that would be subject to a valuation allowance based on the conditions existing at the Company's reporting date.

The Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next year.

The Company and its subsidiaries account for interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of the ended years December 31, 2012, 2011, and 2010, no interest and penalties related to unrecognized tax benefits had been accrued.

The Company and its subsidiaries file income tax returns in Israel and in the U.S.  The Israeli tax returns of the Company and its Israeli subsidiary are open to examination by the Israeli Tax Authorities for the tax years beginning in 2009.

Note 8 - Supplementary Financial Statements Information

A.          Balance Sheets

1.           Cash and cash equivalents

                              Comprised of:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Cash and deposits *	2,183	884

*
As of December 31, 2012, $51 is deposited in NIS bearing an average annual interest of 1.00%. $41 was pledged against the Company's bank guarantees and the Company maintains balances in the account to cover this guarantee.

*
As of December 31, 2011, $63 is deposited in NIS bearing an average annual interest of 2.30%. $49 was pledged against the Company's bank guarantees and the Company maintains balances in the account to cover this guarantee.

The deposits are in thousands.

2.            Trade receivables, net

Trade receivables, net, consist of the following:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Trade receivables	2,542	4,184
Less allowance for doubtful accounts (*)	(544)	(263)

	1,998	3,921

*           The following are the changes in the allowance for doubtful accounts:

Changes in the allowance for doubtful accounts

US$ thousands
Balance as of January 1, 2010	29
Additions	53
Deductions	(16)

Balance as of December 31, 2010	66
Additions	197
Deductions	-

Balance as of December 31, 2011	263
Additions	281
Deductions	-

Balance as of December 31, 2012	544

3.            Other current assets

Other current assets consist of the following:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Receivables from the Government of Israel:
Value added tax authorities	140	185
Prepaid expenses	80	132
Accrued income from related parties	-	204
Assets held for severance benefits	241	-
Other	-	46

	461	567

4.	Inventories

Inventories consist of the following:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Raw materials and subassemblies	1,628	1,568
Work in process	297	396
Finished products	1,434	1,815

	3,359	3,779

5.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Employees and employee institutions	769	630
Accrued expenses	369	482
Provision for product warranty	100	30
Liability in respect of severance benefits	276	-
Other	114	2

	1,628	1,144

6.	Short term loan

On December 31, 2010 the company entered into a factoring agreement with CLAL Factoring. The Company pays a factoring fee of 0.6% and interest of prime plus 2.15% on all factored receivables. The balance as of December 31, 2012 and 2011 is $174,000 and $162,000, respectively. The proceeds received are presented within short term loans.

7.            Fair value measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the financial instruments as of December 31, 2012 and 2011 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, trade receivables, other current assets, other payables, short term loan. The carrying amounts approximate fair value because of the short maturity of these instruments.

B.           Statements of operations

1.            Sales (1)

(a)           Classification of sales by geographical destination:

	Year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
United States	91	1,360	546
Europe	3,194	5,660	4,699
Israel	2,118	2,137	1,966
South and Latin America	1,184	400	599
Asia Pacific	1,677	3,654	3,395
Rest of the world	172	509	195

	8,436	13,720	11,400

(1)   Sales are attributed to geographical areas based on location of customers.
      The Company’s property and equipment is primarily located in Israel.

(b)           Sales by major product lines:

	Year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
Enterprise Solution	8,430	13,160	10,833
Carrier Solution	6	560	567

	8,436	13,720	11,400

(c)	Principal customers:

During the fiscal year ended December 31, 2012 there were four customers that represented 14%, 12%, 10% and 10% of total sales. During fiscal years 2011and 2010 there were no sales to customers exceeding 10% of total sales.

2.           Cost of sales

Cost of sales consists of the following:

	Year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
Payroll and related benefits	723	868	715
Materials purchased	3,233	4,507	3,795
Subcontracted work	2,218	1,974	1,330
Royalties to the OCS	-	6	16
Write-down of inventories	818	49	87
Other production costs	471	378	564

	7,463	7,782	6,507
Increase in inventories	(398)	(293)	(188)

	7,065	7,489	6,319

In December 2012 the Company declared end-of-life of Carrier products and as a result the Company recorded an inventory write-off totaling approximately $701,000.

3.	Financing expense, net

Financing expense, net, consists of the following:

	Year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
Expenses:
Interest on short-term credits and bank charges	(50)	(26)	(30)
Interest on long-term principle shareholder loan	(73)	(54)	(42)
Exchange translation income (expenses), net	71	(24)	(2)
	(52)	(104)	(74)
Income:
Interest from banks and others	4	2	3

Financing expense, net	(48)	(102)	(71)

Note 9 - Related Parties Balances and Transactions

The Company is party to many related party agreements and transactions. These agreements and transactions have all been approved by the appropriate bodies in accordance with the Israeli Companies Law – 1999 (as amended) and regulations promulgated thereunder based on the belief that the terms are beneficial to the Company and no less favorable to the Company than terms which might be available to the Company from unaffiliated third parties.

All transactions with related parties were at terms comparable to those applied to transactions with other customers or suppliers and other than the purchase of our indoor wireless optical network technology, were in the ordinary course of business and are mainly sales of the Company's products and purchases from related parties (See Note 5).

See Note 6 regarding our purchased indoor wireless optical network technology from a related party under common control and the issuance of shares to a controlling shareholder and to a related party.

A.           Balances with related parties

The following related party balances are included in the balance sheets:

	December 31
	2012	2011
	US$ thousands	US$ thousands
Principal/controlling:
Accounts receivable trade	177	74
Accrued income from related parties	-	204
Principal shareholder convertible loan	3,000	400

B.           Income from or expenses to related parties

The following related parties transactions are included in the statements of operations.

	Year ended December 31
	2012	2011	2010
	US$ thousands	US$ thousands	US$ thousands
Income:
Sales	329	383	595

Costs and expenses:
Financing expense	73	54	42

Note 10 - Subsequent Events

On March 14, 2013, the Company’s Board of Directors approved an additional conversion of approximately $4.5 million loan amount into 1,021,166 of the Company’s ordinary shares to STINS COMAN pursuant to the terms of the Convertible Loan Agreement, reflecting an average conversion price of $4.44 per share. The issuance of such shares was completed as of March 29, 2013.