Form 20-F
period 2013-12-31
RIT TECHNOLOGIES LTD
filed 2014-04-28
CIK 1041844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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
Tel: +972-77- 270-7210
Fax: +972-77- 270-7211
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Ordinary Shares, NIS 0.8 par value per share	NASDAQ Capital Market
Warrants to purchase Ordinary Shares, at an exercise price of $2.50 per share	NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2013): 12,763,218 Ordinary Shares (excluding 2,125 Ordinary Shares held as treasury shares) and 1,725,000 Warrants.

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

Trademarks

We have obtained trademark registrations for our name "RiT" (together with our logo) and for our products- "PatchView" and "Centermind". Unless indicated otherwise by the context, trade names, trademarks and/or service marks appearing throughout this annual report are trademarks of RiT, its subsidiaries and/or its affiliates and may be registered in certain jurisdictions.

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

Not applicable.

ITEM 3.                  KEY INFORMATION

3.A.         Selected Financial Data

We have derived the following selected consolidated balance sheet data as of December 31, 2013 and 2012, and the selected consolidated operating data for the years ended December 31, 2013, 2012 and 2011 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have derived the following selected consolidated balance sheet data as of December 31, 2011, 2010 and 2009 and the selected consolidated operating data for the years ended December 31, 2010 and 2009 from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP and that were filed with the SEC and are not included in this annual report.

You should read the following selected consolidated financial data together with "Item 5. - Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data
	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands of U.S. dollars except share and per share data)
Sales	$11,179	$8,436	$13,720	$11,400	$8,655
Cost of sales	7,864	7,065	7,489	6,319	4,710

Gross profit	3,315	1,371	6,231	5,081	3,945

Operating expenses:
Research and development, gross	4,683	3,922	1,871	1,976	3,158
Royalty-bearing participation	(558)	-	-	(73)	(206)

Research and development, net	4,125	3,922	1,871	1,903	2,952
Sales and marketing	4,786	5,465	5,684	4,581	5,268
General and administrative	3,803	3,043	2,463	2,012	2,065

Total operating expenses	12,714	12,430	10,018	8,496	10,285

Operating loss	(9,399)	(11,059)	(3,787)	(3,415)	(6,340)
Financial loss, net	(129)	(48)	(102)	(71)	(110)
Other income, net	-	-	32	-	-
Net loss	$(9,528)	$(11,107)	$(3,857)	$(3,486)	$(6,450)
Net loss per share - Basic and diluted	$(1.04)	$(1.91)	$(0.88)	$(1.10)	$(2.48)
Weighted average number of ordinary
shares outstanding - Basic and diluted	9,138,947	5,802,803	4,378,942	3,171,124	2,604,428

Balance Sheet Data

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands of U.S. dollars)
Working capital	$9,106	$4,965	$5,375	$4,361	$4,528
Total assets	14,578	9,672	10,501	9,683	9,555
Share capital and additional paid-in capital	69,697	55,030	46,668	40,707	37,352
Shareholders' equity	7,429	2,290	5,035	2,931	3,062

3.B.         Capitalization and Indebtedness

Not applicable.

3.C.         Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.         Risk Factors

Investing in our securities involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below, in addition to the other information contained elsewhere in this annual report, before investing in our securities. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be seriously harmed.

Risks Related to Our Business

We have a history of operating and net losses and we expect to incur additional losses in the foreseeable future.

We incurred net losses and negative cash flows in each fiscal year since 2007 and we expect such losses and negative cash flows to continue in the foreseeable future. As of December 31, 2013, 2012 and 2011, we had working capital of $9,106,000, $4,965,000 and $5,375,000, respectively, and shareholders’ equity of $7,429,000, $2,290,000 and $5,035,000, respectively. For the years ended December 31, 2013, 2012 and 2011, we incurred net losses of $9,528,000, $11,107,000 and $3,857,000, respectively. We expect that we will continue to incur net losses and negative cash flows in 2014, even if our revenues increase as planned, and we may never achieve profitability. Even if we do achieve profitability in the future, we may not succeed in sustaining or increasing it on a quarterly or annual basis and we cannot assure that any future net income will offset our cumulative losses, which, as of December 31, 2013, were $62.3 million.

We intend to invest significant resources in a new line of products based upon an unproven technology with which we have no meaningful previous experience.

We introduced Beamcaster™, the first product in our indoor wireless optical network product family, during the second quarter of 2013, and during the third quarter of 2013 we commenced selling initial pilot installations of Beamcaster™. In order to increase the sales of this product family, we intend to continue to invest considerable resources in developing and commercializing, including marketing, of such product family. While we believe that our experience in developing IIM solutions that optimize cable infrastructure is associated with the targeted markets of Beamcaster™, we do not have any meaningful previous experience in developing, marketing or distributing this type of product. The success of this new line of products will depend, among other factors, on market acceptance of the benefits anticipated from Beamcaster™. In addition, as we continue the development of the Beamcaster family of products, we may encounter technical or other difficulties that could delay the timely introduction of enhancements to these products. Even if we are able to successfully continue the development of these products, we expect it will take at least the remainder of 2014 before the development and manufacturing costs of the Beamcaster™ stabilize, which is expected to adversely affect operating results during such period. Marketing, sales and customer support of the Beamcaster™ products, especially if Beamcaster™ systems are mass produced, will likely require investment in additional resources and reconsideration of our sales and marketing strategy. We also continue to examine different applications for our Beamcaster™ technology which may extend the time and increase the resources needed to complete the development and commercialization of this product line. There is no assurance that this new product line will be successful or that we will be able to recover the costs incurred in developing and marketing this product line. If we are unable to introduce the Beamcaster™ products on a timely and cost-effective basis and to gain market acceptance for such products, our business, prospects, financial condition and results of operations may be materially adversely affected.

To support our long-term growth strategy, we may need to raise additional financing. If we are unsuccessful, we may not be able to carry out our long-term strategy as planned.

Revenues generated from our operations are not presently sufficient to sustain our operations. Although we anticipate that our existing capital resources, including availability of funds under the Convertible Loan, as described elsewhere in this annual report, will be adequate to satisfy our working capital and capital expenditure requirements for the next twelve months, we may need to raise additional funds to support the execution of our long-term growth strategy described elsewhere in this annual report. There can be no assurance that additional funds will be available when needed from any source, including debt or equity financing, or, if available, will be available on terms that are acceptable to us. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition. Our ability to obtain needed financing may be impaired by such factors as the capital markets and our history of losses, which could impact the availability or cost of future financings.

Global economic conditions may materially adversely affect our business.

Our business and financial condition is affected by global economic conditions. For example, starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. More recently, credit and sovereign debt issues have destabilized certain European economies as well and thereby increased global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown increase and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, potentially resulting in reductions in sales of our products, longer sales cycles, collectability delays, non-payment for product, slower adoption of new technologies and increased price competition. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales. Each of the above scenarios could have a material adverse effect on our business, operating results, prospects and financial condition.

Although our internal control over financial reporting was considered effective as of December 31, 2013, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

                The Sarbanes-Oxley Act of 2002, or SOX, imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404(a) of SOX have resulted in a devotion of management time and attention to compliance activities, and these efforts are expected to require the continued commitment of significant resources. For example, we identified a material weakness in our internal control over financial reporting related to our revenue recognition process for the years ended December 31, 2011 and 2012 and, as a result, we had to implement a remediation plan designed to address this specific material weakness as well as other SOX requirements during 2012 and 2013.  If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, such internal control has not and is not currently required to be audited. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

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

There can be no assurance that such distributors, representatives or strategic alliance partners will act as effective sales agents for us, that they will remain our partners, or that, if we terminate or lose any of them, we will be successful in replacing them. Any such disruption in our distribution channels could adversely affect our business, operating results and financial condition.

We have discontinued our Carrier product line and are still subject to warranty obligations and possible technical and logistic support to our Carrier customers.

In December 2012, we declared the end-of-life of our Carrier products and as a result we recorded an inventory write-off totaling approximately $0.7 million in our fourth quarter 2012 financial results. If an opportunity arises, we may still sell Carrier products already existing in our written- off inventories but we do not expect any meaningful sales. In addition, despite the discontinuance, we may still be subject to warranty obligations and possible technical and logistic support for Carrier transactions carried out in the past and/or in the future as aforesaid.

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

                We continue to develop new products and technologies. For example, during 2012 we acquired the technology underlying Beamcaster™ and we intend to continue to invest considerable resources in developing such product. However, there can be no assurance that Beamcaster™ or our other products will be successful or profitable, or that we will not encounter technical or other difficulties that could delay the introduction of these or other new or enhanced products in the future. In addition, it often takes several months before the development and manufacturing costs of new products stabilize, which may adversely affect operating results during such period. If we are unable to introduce new or enhanced products on a timely and cost-effective basis and to gain market acceptance for such products, our business, financial condition and results of operations may be materially adversely affected.

We operate in exceedingly competitive markets.

                The markets for our products and solutions are very competitive, and we expect that they will become more competitive in the future. Increased direct and indirect competition could adversely affect our revenues and profitability, whether through pricing pressure, loss of market share and/or other factors. Many of our competitors are far larger, have substantially greater resources (including financial, technological, manufacturing and marketing and distribution capabilities) and are much more widely recognized than we are. There can be no assurance that we will be able to compete successfully against existing or new competitors as the market for our products and solutions evolves and the level of competition increases. Moreover, there can be no assurance that we will be able to differentiate our products and solutions from the products and solutions of our competitors or to develop or introduce successfully new products and solutions that are less costly or offer better performance than those of our competitors or that competition will not have a material adverse effect on our future revenues and, consequently, on our business, prospects, financial condition and results of operations.

We plan to grow rapidly during the next several years, and the growth process will include many challenges that must be managed correctly.

        Our plans call for significant growth and the rearrangement of our organization in the areas of sales, marketing, product development and logistics. All or a portion of the expenses associated with such expansion will be incurred prior to the generation of any associated revenues. Consequently, if we are unable to efficiently manage this expansion, or if we do not succeed in achieving the expected increase in our sales, then the higher expenses associated with such expansion could have a material adverse effect on our business, prospects, financial condition and results of operations.

We are dependent, to some extent, on third-party assembly and manufacturing vendors to provide our finished products as well as other suppliers.

                Our manufacturing process requires unique production and testing equipment that was designed and produced especially for our products. Since we outsource our manufacturing process to third-party assembly and manufacturing vendors, these vendors have the required know-how, certifications and special tooling needed for production of our products. If we are unable to continue to acquire products from these vendors on acceptable terms, or should any of them cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs. Any transition to one or more alternate manufacturers would likely result in delays, operational problems and increased costs, and may limit our ability to deliver our products to our customers on time for such transition period, any of which could result in a material adverse effect on our business, prospects, financial condition and results of operations.

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

                We currently market our products and solutions in numerous countries and are subject to many risks associated with international sales, including limitations and disruptions resulting from the imposition of government controls, local taxes, national standardization and certification requirements, export license requirements, economic or political instability, trade restrictions, changes in tariffs, currency fluctuations and difficulties in managing international operations. Any of these risks could have a material adverse effect on our ability to deliver our products, solutions and services on a competitive and timely basis, or to collect payments from customers in these countries and on our results of operations. For example, we are required to comply with European Union Directives with respect to environmental standards. There is no assurance that we will not encounter difficulties in connection with the sale of our products and solutions in the future or that one or more of these factors will not have a material adverse effect on our business, prospects, financial condition and results of operations.

We may be subject to warranty and product liability claims.

                Our product warranties permit customers to return any products deemed to be defective for repair or replacement. In general, it is our policy to grant a warranty for the hardware components of our products for periods ranging from 12 to 24 months. This policy does not apply to our cabling systems solutions, for which, when installed by a certified cabling installer, we provide a warranty ranging from 20-years to 25 years, depending on the relevant warranty. These warranty periods are customary in the structured cabling industry, but significantly longer than product warranties generally offered in other industries. We may also be subject to other direct and indirect product liability claims, and our reputation may suffer in the event of any warranty claims or product failures. Although we have obtained insurance coverage to help limit our exposure to potential material warranty claims, we cannot assure that such claims would not exceed the available insurance coverage or would not otherwise have a material adverse effect on our business, prospects, financial condition and results of operations.

Changes in exchange rates between currencies may negatively impact our costs.

Most of our revenues are denominated in U.S. dollars or dollar-linked. We collect a portion of our revenues in Europe in Euros. Most of our purchases of materials and components, and most of our marketing costs, are denominated in dollars or are dollar-linked. However, a material portion of our expenses, including salaries and personnel expenses paid in Israel, are denominated in New Israeli Shekels, or NIS. As a result, we are exposed to several risks, including that either the NIS or the Euro may increase in value relative to the dollar. If either of such events occurs, the dollar cost of our operations in Israel or Europe will increase and our dollar-measured operating results will be adversely affected. For example, during 2013, we witnessed a strengthening of the average exchange rate of the NIS against the dollar, which increased the dollar value of Israeli expenses.

Risks Related to Our Intellectual Property

If we fail to establish, maintain and enforce intellectual property rights with respect to our technology, our business, prospects, financial condition and results of operations may be materially adversely affected.

We are dependent upon our proprietary technology and we rely upon a combination of patents, designs, patent applications, contractual rights, trade secrets, copyrights, non-disclosure agreements and technical measures to establish and protect our proprietary rights in our products, systems and technologies. In addition, we enter into nondisclosure and confidentiality agreements with our employees and with certain suppliers and customers with access to sensitive information.

We have filed patent applications with respect to certain aspects of our technologies and have obtained numerous patents in a number of jurisdictions. Certain aspects of our Beamcaster™ technology are currently patent pending. However, we cannot be certain that patents will be issued or granted with respect to applications that are currently pending, or that issued or granted patents will not later be found to be invalid or unenforceable. In addition, we cannot provide any assurances that the patents that have been issued will provide sufficient protections for our technology against competitors and that any of our outstanding patent applications, including the ones related to our Beamcaster™ technology, will ultimately result in issued patents. Also, the laws of some of the foreign jurisdictions in which we sell and seek to sell our products (such as China) may afford little or no protection of our intellectual property rights. We cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States. In addition, patents and other intellectual property rights held by third parties in specific territories could prevent or discourage us from selling our products in such territories.

While we strive to maintain systems and procedures to protect the confidentiality of our trade secrets and technical know-how, these systems and procedures may fail to provide an adequate degree of protection. For example, although we generally enter into agreements with our employees, consultants, advisors, and strategic partners restricting the disclosure and use of trade secrets, technical know-how and confidential information, we cannot provide any assurance that these agreements will be sufficient to prevent unauthorized use or disclosure of our trade secrets and technical know-how.

Our commercial success will depend in part on our ability to obtain additional patents and other intellectual property rights to maintain adequate protection of our technologies in the United States and other countries. If we do not adequately protect our patents and other intellectual property, competitors may be able to use our technologies and erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. Monitoring and policing unauthorized use and disclosure of intellectual property is difficult. If we learned that a third party was in fact infringing or otherwise violating our intellectual property, we may need to enforce our intellectual property rights including through litigation. Litigation relating to our intellectual property may not prove successful and might result in substantial costs and diversion of resources and management attention.

From the standpoint of our customers, the strength of the intellectual property under which we may grant licenses can be a determinant of the value of these licenses. If we are unable to secure, protect and enforce our intellectual property, it may become more difficult for us to attract new customers. Any such development could have a material adverse effect on our business, prospects, financial condition and results of operations.

We may face claims that we are violating the intellectual property rights of others.

We may face claims, including from direct competitors, asserting that the commercial use of our technology infringes or otherwise violates the intellectual property rights of others. We cannot be certain that our technologies and processes do not violate the intellectual property rights of others. We expect that we may increasingly be subject to such claims as our revenues and market profile grows.

If we were found to be infringing or otherwise violating the intellectual property rights of others, we could face significant costs to implement work-arounds, and we cannot provide any assurance that any such work-around would be available or technically equivalent to our current technology. In such cases, we might need to license a third party’s intellectual property, and such required licenses might not be available on acceptable terms, or at all. If we are unable to work around such infringement or obtain a license on acceptable terms, we might face substantial monetary judgments against us or an injunction, which might cause us to cease operations.

In addition, even if we are not infringing or otherwise violating the intellectual property rights of others, we could nonetheless incur substantial costs in defending ourselves in suits brought against us for alleged infringement. Also, if any license agreements provide that we will defend and indemnify our customers for claims against them relating to any alleged infringement of the intellectual property rights of third parties in connection with such customers’ use of our technologies, we may incur substantial costs defending and indemnifying customers to the extent they are subject to these types of claims. Such suits, even if without merit, would likely require our management team to dedicate substantial time to address the issues presented.

Any claims brought against us or any customer licensees alleging that we have violated the intellectual property of others could have a material adverse effect on our business, prospects, financial condition and results of operations.

Intellectual property litigation may lead to unfavorable publicity that harms our reputation and causes the market price of our ordinary shares to decline.

During the course of any intellectual property litigation, there could be public announcements of the results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our products, services or intellectual property could be diminished and the market price of our ordinary shares may decline as a result.

Under applicable employment laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees. In addition, our Israeli employees may be entitled to seek compensation for their inventions irrespective of their contractual agreements with us.

Our agreements with most of our employees and key consultants include non-competition provisions. These provisions prohibit such employees and key consultants, if they cease working for us, from competing directly with us or working for our competitors or clients for a limited period of time. We may be unable to enforce these provisions under the laws of the jurisdictions in which our employees and consultants work and it may be difficult for us to restrict our competitors from benefitting from the expertise our former employees or consultants developed while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or the protection of its intellectual property. If we cannot demonstrate that such interests will be harmed, we may be unable to prevent our competitors from benefiting from the expertise of our former employees or consultants and our ability to remain competitive may be diminished. In addition, we cannot guarantee that any waiver of rights by our employees and consultants to receive compensation for service inventions will be upheld by Israeli courts even when our agreements with them include provisions regarding assignment and waiver of rights in respect of inventions created within the course of their employment with us, including in respect of "service inventions" as defined under the Israeli Patents Law, 1967. This is primarily due to a recent ruling of the Israeli Supreme Court that left the validity of such provisions to further judicial review.

Risks Related to our Relationship with STINS COMAN

STINS COMAN and its affiliates beneficially own 70.5% of our ordinary shares and may therefore be able to control the outcome of matters requiring shareholder approval.

         As of April 23, 2014, STINS COMAN and Invencom together beneficially owned approximately 70.5% of our outstanding shares. Accordingly, STINS COMAN has, subject to special approvals required by Israeli law for transactions involving controlling shareholders, sufficient voting power to elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors), control our management and approve or reject any merger or similar transaction. Mr. Sergey Anisimov, the Chairman of our Board of Directors, is the President of, and owns a majority interest in, STINS COMAN. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then prevailing market price for our ordinary shares. It could also adversely affect our share price.  In addition, the market price of our ordinary shares may be adversely affected by events relating to STINS COMAN that are unrelated to us.

We may be affected by transactions with STINS COMAN.

We are engaged and may in the future engage in transactions with STINS COMAN or its affiliates. In particular, STINS COMAN has been our non-exclusive distributor in the Commonwealth of Independent States market (Russia and the countries comprising the former Soviet Union), or CIS market, for our enterprise products since 1994 and, in 2012, we acquired the Beamcaster technology from Invencom, a technology for which we continue to dedicate significant resources. We believe that such transactions are beneficial to us and are, or will be, conducted upon terms that are no less favorable to us than would be available to us from unaffiliated third parties. However, STINS COMAN could, subject to compliance with provisions of Israeli law concerning related-party transactions, exercise its influence over our affairs in its own interest.

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

Risks Related to Our Securities

The price of our ordinary shares and warrants may be volatile.

Our ordinary shares and the warrants we issued as part of our public offering in November 2013 have experienced significant market price and volume fluctuations in the past and may experience significant market price and volume fluctuations in the future. There can be no assurance that the volatility of our share and warrant prices and trading volumes therein will not continue or increase. A substantial decrease in market price of our ordinary shares or warrants and low trading volumes could frustrate our efforts to raise funds through both debt and equity, discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition and results of operations. Market fluctuations could also adversely affect the price of our ordinary shares and warrants.

We may not satisfy the NASDAQ Capital Market's requirements for continued listing.  If we cannot satisfy these requirements, NASDAQ could delist our ordinary shares and warrants.

Our ordinary shares and warrants are listed on the NASDAQ Capital Market, or NASDAQ, under the symbol RITT. For our ordinary shares to continue to be listed on NASDAQ, we are required to satisfy a number of conditions, including a minimum bid price of at least $1.00 per share, a market value of our publicly held shares, or MVPHS, of at least $1 million and shareholders' equity of at least $2.5 million. For our warrants to continue to be listed on NASDAQ, the underlying security, our ordinary shares, generally must be listed on NASDAQ.

                In past years, we failed to remain in compliance with several of NASDAQ’s continued listing requirements and regained compliance only after we carried out several transactions, including a reverse stock split in August 2009 and several conversions of outstanding amounts under the Convertible Loan into ordinary shares. We cannot assure you that we will continue to remain in compliance with these continued listing requirements in the future. If we are delisted from NASDAQ, trading in our ordinary shares and warrants may be conducted, if available, on the "OTC Bulletin Board Service" or, if available, via another market.  In the event of such delisting, an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of our ordinary shares and warrants, and our ability to raise future capital through the sale of our securities could be severely limited.

In addition, if our ordinary shares were delisted from NASDAQ, our ordinary shares could be considered a "penny stock" under the U.S. federal securities laws.  Additional regulatory requirements apply to trading by broker-dealers of penny stocks that could result in the loss of an effective trading market for our ordinary shares.

The sale of a substantial number of our securities in the public market, or the expectation thereof, could materially adversely affect the market price of our securities and our ability to raise capital through an offering of securities.

As of April 23, 2014, we had approximately 12.8 million ordinary shares issued and outstanding, approximately 0.9 million ordinary shares that are issuable upon exercise of outstanding options under our equity incentive plans with exercise prices ranging from $3.00 - $22.56 per share, and approximately 1.9 million ordinary shares that are issuable upon exercise of outstanding warrants (including the Underwriter Warrants described elsewhere in this annual report) with an exercise price of $2.50 per share. In addition, under the Convertible Loan, STINS COMAN, our controlling shareholder, may further exercise its right to convert its $2.0 million outstanding Convertible Loan into 721,351 ordinary shares. Sales of ordinary shares previously issued in private placements or issuable upon exercise of options and warrants or conversion of the Convertible Loan, or even the prospect of such sales or issuances, could materially adversely affect the market price of our ordinary shares and warrants and our ability to raise capital through our offering of securities at acceptable prices. A substantial decrease in the market price of our securities could also discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

Our warrants are speculative in nature.

On November 27, 2013, as part of our public offering of 3.0 million ordinary shares, we issued warrants to purchase 1,725,000 ordinary shares (and additional 150,000 warrants were issued to the underwriter). The warrants do not confer any rights of ownership of ordinary shares on its holders, such as voting rights or the right to receive dividends, but only represent the right to acquire ordinary shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire the ordinary shares and pay an exercise price of $2.50 per share, subject to adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value.

Moreover, the market value of the warrants may be volatile and there can be no assurance that the market value of the warrants will equal or exceed their public offering price. There can be no assurance that the market price of the ordinary shares will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants.

Regulations related to conflict minerals may force us to incur additional expenses and may damage our relationship with certain customers.

In August 2012, the SEC has adopted disclosure and reporting rules intended to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals (including tantalum, tin, tungsten and gold), originating from the Democratic Republic of Congo (“DRC”) and adjoining countries. These rules require us to determine the origin of certain materials used in our products and, by no later than May 31, 2014, file a report with the SEC disclosing, among other things, whether we use any materials containing conflict minerals originating from the DRC and adjoining countries. If it is determined that our products contain or use any conflict minerals from the DRC or adjoining countries, additional requirements will be triggered. Compliance with conflict mineral disclosure requirements may result in increased costs of regulatory compliance, potential risks to our reputation, difficulty satisfying any customers that insist on conflict-free products and harm to our business. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians which has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may adversely affect Israel and us. In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

Furthermore, some neighboring countries, as well as certain companies and organizations, continue to participate in a boycott of Israeli firms and others doing business with Israel or with Israeli companies. Restrictive laws, policies or practices directed towards Israel or Israeli businesses could have an adverse impact on the expansion of our business. In addition, we could be adversely affected by the interruption or curtailment of trade between Israel and its trading partners, a significant increase in the rate of inflation, or a significant downturn in the economic or financial condition of Israel

Our commercial insurance does not cover losses that may occur as a result of events associated with the security situation in the Middle East. Although the Israeli government currently covers the reinstatement value of direct damages that are caused by terrorist attacks or acts of war, we cannot assure you that this government coverage will be maintained. Any losses or damages incurred by us could have a material adverse effect on our business.

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

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Economy, known as the Chief Scientist, including recent grants we received during 2013, for R&D programs and intend to apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including the payment of royalties with respect to grants received. If we fail to comply with these conditions in the future, sanctions (such as the cancellation of grants) might be imposed on us, and we could be required to refund any payments previously received under these programs. Any products developed with funds provided by these grants are required to be manufactured in Israel, unless we obtain prior approval from a governmental committee and we pay increased royalties. In addition, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved R&D program outside of Israel. The Government of Israel has reduced the grants available under the Chief Scientist’s program in recent years, and this program may be discontinued or curtailed in the future. If we do not receive these grants in the future, we will be required to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Chief Scientist, see "Item 5.C. – Research and Development, Patents and Licenses" below.

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

Your rights and responsibilities as a shareholder are governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. companies.

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions, and these provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

ITEM 4.                   INFORMATION ON THE COMPANY

4.A.         History and Development of the Company

Corporate History and Details

RiT Technologies Ltd. was incorporated under the laws of the State of Israel in 1989 and operates as a company limited by shares under the Israeli Companies Law.

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

We became a publicly-traded company on the NASDAQ Global Market (formerly known as the NASDAQ National Market) upon our initial public offering on July 22, 1997. The listing of our shares was transferred to the NASDAQ Capital Market (formerly known as the NASDAQ SmallCap Market) on January 12, 2004. Our ordinary shares are traded under the symbol RITT and our warrants are traded under the symbol RITTW.

Recent Major Business Developments

Below is a summary of the major business developments in RiT since January 1, 2013:

•
On January 17, 2014, Motti Hania, our then Deputy CEO, was appointed as our new President and CEO, replacing Vadim Leiderman, who served as our President and CEO since February 2012 . In addition, Elan Yaish, our CFO, was promoted to "Deputy CEO & CFO"; and Alex Shar, our VP R&D, was promoted to "Deputy CEO & CTO". During 2013 and 2014, some of our executive officers left the Company including: Erez Ben Eshay, our former CTO; Aram Lavi, our former VP Operations; and Julia Geva, our former AVP Marketing.

•
On November 27, 2013, we consummated an underwritten public offering of 3,000,000 ordinary shares and warrants to purchase up to 1,725,000 ordinary shares at an offering price of $2.00 per share and $0.01 per warrant (including warrants to purchase 225,000 ordinary shares issued to the underwriter, Aegis Capital Corp., upon exercise of its over-allotment option), or the Public Warrants. In connection with the offering, we also issued to the underwriter warrants to acquire an additional 150,000 ordinary shares, or the Underwriter Warrants. All of the warrants have a per share exercise price of $2.50. The Public Warrants are exercisable immediately, and expire 5 years from the date of issuance. The Underwriter Warrants are exercisable commencing twelve months after the date of issuance and expire 4 years thereafter. The Public Warrants began trading on The NASDAQ Capital Market on November 22, 2013 under the symbol "RITTW." Total gross proceeds from the offering were approximately $6,000,000, before deducting underwriting discounts and commissions and other offering expenses payable by the Company.

•
During the second half of 2013, we began marketing our PV+ product family and have sold and installed to date some pilot installations. Our PV+ product family supports both interconnect and cross-connect network topologies using unique dual-wire bus technology for high speed asynchronous scanning.

•
During the second half of 2013, we began marketing our Beamcaster™ product family and have sold and installed to date several pilot installations in China and the USA. Beamcaster™ is the first product in our new indoor wireless optical network product family. We are currently focusing our efforts on verticals we identified in both the China and USA markets.  We continue to evaluate potential business and strategic partners in China and the USA and are engaging representatives in furtherance of our strategy. In addition, we are exploring additional applications and directions for this technology.

•
On May 21, 2013, we reported that we entered into an Equity Distribution Agreement with Maxim Group LLC, as sales agent, whereby we may offer and sell, from time to time, through Maxim Group, ordinary shares having an aggregate offering price of up to $5.0 million. As of April 23, 2014, we have sold an aggregate of 16,028 ordinary shares pursuant to such agreement and received gross proceeds of approximately $58,000.

For a discussion of other important events in the development of our business, see “Item 4.B. - Business Overview.”

For a discussion of our principal capital expenditures and divestitures, see Item 5.B "Operating and Financial Review and Prospects –Liquidity and Capital Resources –Principal Capital Expenditure and Divestitures.”

4. B.      Business Overview

Overview

We are a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution:

•
Our IIM products, including PatchView™, our main IIM solution, provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions.

•
Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. During the third quarter of 2013, we commenced selling initial pilot installations of Beamcaster™.

The Market Opportunity and Our Solutions

Enterprise Data Centers. The targeted market for our IIM solutions is the enterprise data center market, which consolidates organizational information technology (IT) assets. Enterprise data centers are “all-in-one” facilities that physically house and execute the full range of data management and communication services, including storage, management, process and exchange of digital data and information, while providing application services and management of various data processing such as intranet, telecommunications and information technology. The data center physically houses various equipment, such as multiple servers (web servers, application servers and database servers), data storage devices, computers, switches and routers, load balancers, wire cages or closets, vaults, racks and related equipment. We believe the key challenges that concern participants in this market include reliability (ideally zero or minimal downtime); power consumption; environmental controls; effective disaster recovery solutions; security (physical safety) protection against intruders damaging or stealing the data or equipment and general safety while operating physical connections; full control capabilities for customers over network components; and flexibility and transparency in quantifying performance, billing architectures and efficiency.

We believe that our solutions respond to these challenges and market needs by offering a comprehensive solution for enterprise data centers (fully integrated from hardware components through management software and applications), an advantage that enables us to be a comprehensive solution provider. Our IIM solutions address data center concerns by improving planning and deployment while optimizing daily operations, increasing the efficiency of the IT staff, enhancing network continuity, improving security and reducing overall network cost-of-ownership. Our PV+ hardware products support both inter-connect and cross-connect network topologies, reducing the amount of space required for inter-connect installations, the required bill of materials and increasing the efficiency, performance and security within the organization. Our CenterMind™ product supports comprehensive monitoring of power distribution units (PDUs) and monitoring of environmental parameters in data centers, and enables easy integration into the customer work flow, enhanced reporting and increased dashboard capabilities.

In addition, we intend to leverage our vast experience and track record as a pioneer and leading provider of IIM systems, having developed expertise in the deployment of complex IIM systems with numerous clients throughout the world, to develop new alliances with leading global providers and increase sales.

Beamcaster™. The indoor network for commercial and residential office space is currently dominated by cabling infrastructure of copper or optical fibers, with the use of Wi-Fi routers in open spaces. According to a research report published by Infonetics Research in April 2011, the high-speed network port market is expected to grow to $52 billion in 2015. In another study published by FTM Consulting, Inc. in May 2011, which examines and forecasts the three major types of copper cables: UTP (unshielded twisted pair), STP (shielded twisted pair) and Coax (coaxial cables), the total copper cable market for SCS (structured cabling systems) is forecasted to grow from $4 billion in 2011, at a 20.8% rate, to more than $10 billion by 2016. According to the study, most of this growth is driven by existing installations upgrading from early Cat 5 UTP cabling as well as the need for copper cable in new networking applications, such as VOIP (voice over IP) or data centers. The Building Services Research and Information Association (BSRIA) estimates that the global market volume of structured cable systems in 2012 was approximately $6 billion and is expected to grow to almost $7 billion by the end of 2014. With what we believe is the growing demand for back-up data, video storage, peer-to-peer file sharing, cloud computing and other similar applications, we believe that there will be a corresponding growth in the building and renovation of colocation and enterprise data centers. In particular, we believe that the current industry IT development trends relevant to our targeted markets are (1) the increasing demand and usage of 1 and 10 GBPS (gigabytes per second) bandwidth equipment, (2) faster growth of emerging markets, and (3) the increasing use of fiber. However, we cannot assure you that in the future these trends will not change or that they will continue to grow at their respective current rates.

We believe the key challenges that concern participants in these markets include an overly complex design of network infrastructure, costly and timely installation, security and performance. Our Beamcaster™ solution is intended to address these challenges by reducing the need for both cabling and switches, while (1) significantly enhancing organizational security using symmetrical, bi-directional optical links, (2) reducing the need for cabling, and (3) initially offering competitive bandwidth of 1 to 10 GBPS.

While we believe that our Beamcaster™ product is suited for multiple environments, our initial focus is on open space indoor use, labs and exhibition halls, where easy deployment and the ability to have a direct sight line between the central station and the user station can be easily maintained. We believe that our Beamcaster™ solution will present an attractive offering for customers who want to deploy an ultra-high-speed network infrastructure in an expedited and cost-effective manner, including customers looking to replace their old low-performance network cabling infrastructure.

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

Our main IIM solution, known as PatchView™, includes our CenterMind™ data center infrastructure management software (previously known as PV4E) and a broad line of associated hardware products, which are used together to secure real time connectivity information with respect to the data network’s connectivity infrastructure. Currently, PatchView™ hardware is offered in a traditional cross-connect topology, the PatchView Max. We began marketing our new inter-connect hardware configuration, PatchView Plus or PV+ product family during the second half of 2013 and have sold and installed to date some pilot installations. The PV+ hardware product family will support both inter-connect and cross-connect network topologies reducing the amount of space required for inter-connect installations, the required bill of materials and increasing the efficiency, performance and security within the organization.

Commencing in early 2012, we also began to offer our CenterMind™ data center management software (previously known as PV4E) as a stand-alone solution for data centers. In addition, we expanded this stand-alone software to support comprehensive monitoring of PDUs, monitoring environmental parameters in data centers and to enable easy integration into the customer work flow, enhanced reporting and dashboard capabilities.

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

Indoor Wireless Optical Solutions. Our Beamcaster™ product is the first of our indoor wireless optical network products. Beamcaster™ is a system comprised of symmetrical, bi-directional optical links that allow high-speed, high-bandwidth transmission through optical signals between the central station and the user station. A Beamcaster™ deployment will require a central station (CS), typically fitted to the ceiling, that can currently serve up to eight user stations via a line-of-sight optical connection, which is connected back to the corporate backbone local area network (LAN) via only one fiber optic or copper cable. The Beamcaster™ technology uses special collimated infra-red beam technology that increases its operational range while assuring maximum security over the link. An electro-optical feature will also enable alignment of the infra-red signal to compensate for narrow beam collimation issues.

We believe that the Beamcaster™ product will enable companies to achieve their high-speed, high-bandwidth network needs by reducing the need for today’s cumbersome cabling networks and switching panels. We anticipate that the use of Beamcaster’s™ robust, cost effective and high-performance optical connections will also reduce the time and effort required to design and install traditional cable-based network infrastructure while significantly enhancing network performance, flexibility and security and allowing quick and easy deployment. It brings a unique approach to open-space networking that delivers the ultra-high bandwidth of structured cabling without the related infrastructure expenses, while significantly enhancing organizational security using symmetrical, bi-directional optical links, making it less susceptible to hacking than Wi-Fi networks. Nevertheless, the success of this new line of products will depend on market acceptance as well as other factors. During the third quarter of 2013, we commenced selling initial pilot installations of Beamcaster™.

Carrier. Until December 2012, we also offered our Carrier product line supporting telcos access network mass verification and qualification programs. During the past several years, sales of this product line decreased and represented an insignificant portion of our total sales (from 16% in 2008 to less than 1% in 2012 and 2013. Consequently, we determined to discontinue our Carrier product line and, in December 2012, we issued an "end of-life" notice regarding our Carrier products.

Sales and Marketing

General

Our IIM sales and marketing strategy has relied primarily upon sales through independent distributors, resellers/integrators, OEMs and other strategic alliance partners with major cabling companies.

Most of our customers in the Enterprise market do not have a contractual obligation to purchase products from us. During the fiscal year ended December 31, 2013 we had three customers that represented 16%, 10% and 10% of our total sales, respectively. During 2012 we had four customers that represented 14%, 12%, 10% and 10% of our total sales, and during the fiscal year ended December 31, 2011 we did not have any customers who represented more than 10% of our total sales.  See Note 8 to our Consolidated Financial Statements included elsewhere in this annual report.

For additional details regarding the breakdown of our revenues by geographical distribution and by type of activity, see "Item 5.A - “Operating and Financial Review and Prospects – Operating Results – Results of Operations.”

Enterprise Solutions

The sales and marketing strategy for this product line utilizes the following channels:

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

                In addition, our sales force is responsible for large projects and strategic accounts as well as carrying out marketing and sales activities through existing channels. We maintain a representative office and/or local representatives for technical support and sales support in Beijing, China; London, U.K.; Milan, Italy ; Sao Bernardo Do Campo, Brazil; Johannesburg, South Africa; and Mumbai, Chennai and Delhi, India.

        In 2013, distributors and OEM partners accounted for approximately 94% of our total enterprise sales, compared to 75% in 2012.

Beamcaster™

We began marketing our Beamcaster™ product during the first quarter of 2013, and commenced sales of initial pilot installations during the third quarter of 2013. Our Beamcaster™ sales and marketing strategy is expected to focus in China and the United States primarily through business and strategic partners.

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

Beamcaster™

        The final production and testing is currently being performed at RiT's facilities. We plan to evaluate the outsourcing of our production and assembly process in the future.

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

        In general, we provide a 12-to-24 month warranty on all of our hardware products except for SMART Cabling System components, for which, when installed by a certified cabling installer registered with us, we provide a 20-to-25 year warranty for system performance.  In connection with sales of the Beamcaster product to date, we have provided a limited "repair or replace" warranty for 12-15 months.

                We offer second and third level maintenance and support services for our software products to OEMs and distributors and first, second and third level maintenance and support services to our direct customers.

Beamcaster™

        We began marketing our Beamcaster™ product during the first quarter of 2013, and commenced sales of initial pilot installations during the third quarter of 2013. We are currently directly supporting these pilot installations. We are currently developing our Beamcaster™ customer service and support program and will finalize the program prior to mass market sales.

Proprietary Rights

        We rely upon a combination of patents, designs, patent applications, trademarks, copyrights, trade secret laws, contractual restrictions and technical measures to establish and protect our proprietary rights in our products, systems and technologies. We currently have a total of 44 registered designs of various scope in the United States, Benelux, Brazil, China, Europe, France, Germany, India, Ireland, Israel, Japan, Russia, Singapore, Switzerland, South Africa and the United Kingdom, and two pending designs in Israel. We also currently have 42 patents of various scopes in the United States, China, Israel, Germany, Spain, France, the United Kingdom, Italy, Czechoslovakia, Taiwan and Japan, one international patent application and 24 patent applications pending in the United States, China, India, Brazil, Israel, European Patent Office and Japan that seek to cover certain aspects of our technologies including technologies embodied in our PatchView (including cabling), PairView and Beamcaster technologies. During 2013, we obtained several new patents and filed new patent applications in a number of jurisdictions, including patent applications that we filed in connection with our Beamcaster product in the United States, European Union, Israel, China, India, Japan and Brazil.

        We have also obtained trademark registrations in the United States, European Union, Brazil, China, and India for our name “RiT” together with our logo and for our products “PatchView” in the U.S. and EU and “Centermind” in the United States, Israel, European Union, Brazil, India, Russia and China. In 2012 we acquired the Beamcaster technology from Invencom pursuant to the terms of our MOU with Invencom, as discussed in “Related Party Transactions” below, and in April 2013 we filed trademark applications for the Beamcaster and its logo in the United States, European Union, Israel, Brazil, China, India and Japan.

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

In addition, the laws of the foreign jurisdictions in which we sell and seek to sell our products (such as China) may afford little or no protection of our intellectual property rights. We cannot assure that the protection provided to our intellectual property rights by the laws and courts of foreign nations will be substantially similar to the remedies available under U.S. law. We also cannot assure that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States. In addition, patents and other intellectual property rights held by third parties in specific territories could prevent or discourage us from selling our products in such territories.

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

•
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

Grants from the Israeli Office of the Chief Scientist

See Item "5C. - Research and Development, Patents and Licenses - Grants from the Office of the Chief Scientist" below in this annual report.

Environmental Regulation

Our products are sold worldwide and, consequently, are subject to environmental laws and regulations which vary from country to country. For example, our European activities require us to comply with European Union Directives with respect to product quality assurance standards and environmental standards. Directive 2002/95/ec of the European Parliament on the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment, also known as the RoHS Directive, provides that producers of electrical and electronic equipment may not place new equipment containing lead, mercury and certain other materials deemed to be hazardous, in amounts exceeding the set maximum concentration values, on the market in the European Union. European Directive 2002/96/EC on waste, electrical and electronic equipment, known as the WEEE Directive, makes manufacturers of electrical and electronic equipment financially responsible for specified collection recycling, treatment and disposal of past and future covered products.

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

4. C.        Organizational Structure

We were incorporated under the laws of the State of Israel in 1989 as a company limited by shares.

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

4.D.         Property, Plants and Equipment

General. Other than the leased properties described below, we do not own or lease any material tangible fixed assets.

Israel. We lease an aggregate of 15,758 square feet of office and manufacturing premises in Tel Aviv, Israel and 6,544 square feet of warehousing premises in Rosh Ha’ayin, Israel. These leases expire in December 2016 and June 2014, respectively. Aggregate annual lease payments in 2013 for the Tel Aviv and Rosh Ha’ayin premises were approximately $395,000, compared with $409,000 in 2012.

Other Locations. We lease approximately 1,400 square feet of office premises for our representative office in Beijing, China and approximately 1,888 square feet of office premises for our United States subsidiary in Mahwah, New Jersey. The annual rent for all of these premises was approximately $91,000 in 2013, compared with $116,000 in 2012.

Outlook. We believe that our facilities are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

ITEM 4A.               UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.A          Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our annual consolidated financial statements and the related notes included elsewhere in this annual report. These financial statements have been prepared in accordance with U.S. GAAP.

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth in “Risk Factors” above.

Overview

We commenced operations in 1989. We are a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster™ product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. During the third quarter of 2013, we commenced selling initial pilot installations of Beamcaster™.

Financial Highlights For Full Year 2013

Revenues: 2013 revenues totaled $11.2 million, a 33% increase compared with $8.4 million in 2012. The increase was attributable primarily to increased sales in Asia Pacific, Latin America, Europe and Israel.

Cost of sales: Cost of sales as a percentage of revenues in 2013 was 70%, compared to 84% in 2012. Our cost of sales percentage was lower in 2013 as compared to 2012, as a result of increased sales in 2013 with fixed costs remaining relatively the same in both periods. Our cost of sales percentage during 2013 was closer to our historical cost of sales percentage.

Operating expenses: Operating expenses for 2013 totaled $12.7 million, a slight increase of 2% compared with $12.4 million in 2012. During 2013 we recorded $1.2 million in stock-based compensation expenses as compared to $0.3 million during 2012.

Net loss: Net loss for 2013 was $9.5 million, a decrease of 14% as compared with $11.1 million in 2012. The decrease in net loss was related primarily to the increase in sales.

Cash and cash equivalents: Our cash and cash equivalents increased from $2.2 million as of December 31, 2012 to approximately $5.2 million as of December 31, 2013 as a result of our $6.0 million public offering during November 2013 and draw-downs during 2013 in a total principal amount of approximately $7.5 million under the Convertible Loan Agreement. As of December 31, 2013, we had drawn down a total principal amount of approximately $26.9 million under the Convertible Loan Agreement, of which $24.9 million had been converted into ordinary shares. As of December 31, 2013, we could borrow up to an additional $8.1 million from STINS COMAN under the Convertible Loan Agreement.

Shareholders’ equity: Our shareholders’ equity increased from $2.3 million as of December 31, 2012 to approximately $7.4 million as of December 31, 2013 as a result of our $6.0 million public offering during November 2013 and the conversions by STINS COMAN of a total principal amount of approximately $8.5 million of the Convertible Loan into ordinary shares in accordance with the Convertible Loan Agreement, partially offset by the losses we recorded during 2013

Critical Accounting Policies

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

The following sections include references to certain critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements. These policies are also discussed in Note 2 to our consolidated financial statements included elsewhere in this annual report. We believe that the following significant accounting policies are the basis for the most significant judgments and estimates used in the preparation of our consolidated financial statements:

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

We apply the guidance in Accounting Standards Codification, or ASC, No. 605, “Revenue Recognition”, to determine if the contract or arrangement contains more than one unit of accounting, as defined in ASC No. 605, and, if applicable, the allocation of the arrangement consideration to such units of accounting.

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

Allowances for product warranties

In general, we provide a 12-to-24 month warranty on all of our hardware products except for SMART Cabling System components, for which, when installed by a certified cabling installer registered with us, we provide 20-to-25 year warranty for system performance. The balance sheet provision for warranties for all periods through December 31, 2013 is determined based upon our experience regarding the relationship between sales and actual warranty expenses incurred. See Note 2 to our consolidated financial statements included elsewhere in this report. This determination may require the exercise of certain judgments, estimates and assumptions.

The warranty for our products is a basic manufacturer warranty accounted for under ASC No. 405, “Contingencies”, and is not a portion of multiple element revenue. Besides the warranty period, we have no obligation for continuing customer service and support.

Allowances for doubtful accounts

Our financial statements include an allowance that we believe adequately reflects the potential loss inherent in existing receivables for which collection is in doubt. In determining the adequacy of the allowance, we base our estimate on information-at-hand regarding the financial situation of debtors, the volume of their operations, the age of the balance owed, evaluation of security received from them or their guarantors and the existence of credit insurance policies and the terms of payment. If there is a substantial deterioration in a major customer’s credit worthiness, or if actual defaults are higher than our historical experience, our estimates of the recoverability of amounts due to us could be adversely affected. This would result in an increase in our allowance for bad and doubtful debts, resulting in an increase in our general and administrative expenses and a decrease in our trade receivables.

The balance sheet allowance for doubtful debts for all the periods through December 31, 2013 is determined as a specific amount for all accounts for whom collection is uncertain. In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor’s ability to pay, all of which can change rapidly and without advance warning.

Inventories

Inventories are stated at the lower of cost or market. In respect of work-in-process and finished products, the cost of raw materials and components is determined using the Weighted Average Cost Method and labor costs, and the cost of overhead components is determined on the basis of actual manufacturing costs. In determining inventory value, we make assumptions as to the market value of inventory. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory write–downs and our gross margin could be adversely affected. In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically. We had write-offs of inventory at the amount of $0.6 million in 2013 compared to $0.8 million in 2012.

Accounting for Stock-based Compensation

As of December 31, 2013, we had several employee compensation plans, which are more fully described in “Management – Compensation of Directors and Officers – Share Option Plans”. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of ASC No. 718, “Compensation – Stock Compensation”, and related interpretations as permitted by ASC No. 718. Effective January 1, 2006, we adopted the fair value recognition method detailed in ASC No. 718 using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC No. 718, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC No. 718.

The fair value of each option grant is estimated on the date of grant using the Black - Scholes option pricing model using the following assumptions:

●	The current price of the share is the fair market value of such shares at the date of issuance;

●	Dividend yield of zero percent for all relevant periods

●	Risk free interest rates are as follows:

Year ended December 31,	Interest rate (%)
2013	0.6
2012	0.5
2011	0.8

●	In 2013, grants of options totaled 557,000;

●	In 2012, grants of options totaled 338,038;

●	In 2011, grants of options totaled 217,850;

●	Expected term of 1 – 4 years for each option granted ; and

●	Volatility ranged between 130.7% - 133.6%, 130.3% - 134.4% and 117.4% – 136.6% for options granted during the years ended December 31, 2013, 2012 and 2011, respectively.

Most of our option awards are generally subject to ratable vesting over a service period. In those cases, we recognize compensation cost on a straight-line basis over the requisite service period for the entire award.

Accounting for Income Taxes

ASC No. 740, "Income Taxes", contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of approximately $19.8 million as of December 31, 2013, which relates primarily to the total value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. For the year ending December 31, 2013, we did not generate any taxable income. In the event that we generate taxable income in the future, we may be required to adjust our valuation allowance.

While we believe the resulting tax balances as of December 31, 2013, 2012 and 2011 are appropriately accounted for in accordance with ASC No. 450 and ASC No. 740 as applicable; the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See Note 7 to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data expressed in dollars (U.S. dollars in thousands) and as a percentage of total revenue:

	Twelve Months Ended December 31,
	2013		2012		2011
Sales	$11,179	100.0%	$8,436	100.0%	$13,720	100.0%
Cost of sales	7,864	70.3%	7,065	83.7%	7,489	54.6%
Gross profit	3,315	29.7%	1,371	16.3%	6,231	45.4%
Operating expenses
Research and development, net	4,125	36.9%	3,922	46.5%	1,871	13.6%
Sales and marketing, net	4,786	42.8%	5,465	64.8%	5,684	41.4%
General and administrative	3,803	34.0%	3,043	36.1%	2,463	18.0%

Total operating expenses	12,714	113.7%	12,430	147.3%	10,018	73.0%

Operating loss	(9,399)	(84.1)%	(11,059)	(131.1)%	(3,787)	(27.6)%
Financing loss, net	(129)	(1.2)%	(48)	(0.6)%	(102)	(0.7)%
Other income, net					32	(0.2)%
Loss before income tax expense	(9,528)	(85.2)%	(11,107)	(131.7)%	(3,857)	(28.1)%
Taxes on income	-		-		-
Net loss	$(9,528)	(85.2)%	$(11,107)	(131.7)%	$(3,857)	(28.1)%

Comparison of 2013 and 2012

Sales.  Sales consist of gross sales of products less discounts. For additional details regarding the manner in which we recognize revenues, see the discussion under “Critical Accounting Policies - Revenue Recognition” above.

Substantially all of our revenues during 2013 and 2012 were from sales of our enterprise solutions. The following table provides a breakdown of our revenues (including maintenance and services revenues) by geographical area (based on location of customers) and relative percentages of our total revenue during the periods indicated (U.S. dollars in thousands):

	Year Ended December 31,
	2013		2012		2011

United States	$110	1%	$91	1%	$1,360	10%
Europe	3,841	34%	3,194	38%	5,660	41%
Israel	2,467	22%	2,118	25%	2,137	16%
South and Latin America	1,817	16%	1,184	14%	400	3%
Asia Pacific	2,717	25%	1,677	20%	3,654	26%
Rest of the World	227	2%	172	2%	509	4%

	$11,179	100%	$8,436	100%	$13,720	100%

Sales increased to approximately $11.2 million during 2013, a 32.5% increase compared with approximately $8.4 million during 2012. The increase was attributable primarily to increased sales in Asia Pacific, Latin America, Europe and Israel. During 2012, we began our internal reorganization with the hiring of new senior management, including a new CEO, as well as the closing of ineffective sales channels, which adversely affected our sales in that period.

Cost of Sales.  Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees, write-downs of inventory and overhead expenses related to our manufacturing operations.

Cost of sales was approximately $7.9 million during 2013 and $7.1 million in 2012. Cost of sales as a percentage of sales was 70.3% in 2013 compared to 83.7% for 2012. Our cost of sales percentage was lower in 2013 as compared to 2012, as a result of increased sales in 2013 with fixed costs remaining relatively the same in both periods. Our cost of sales percentage during 2013 was closer to our historical cost of sales percentage.

Gross Profit. Gross profit increased from 16.3% in 2012 to 29.7% in 2013, mainly due to the increase in sales during the period, as described above.

Operating Expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	Year Ended December 31,
				% Change	% Change
	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
	(Dollars in thousands)

Research and development, net	4,125	3,922	1,871	5%	110%
Selling and marketing	4,786	5,465	5,684	(12)%	(4)%
General and administrative	3,803	3,043	2,463	25%	24%

	12,714	12,430	10,018	2%	46%

Research and Development Expenses. R&D expenses consist primarily of compensation costs attributable to employees engaged in ongoing R&D activities, development-related raw materials and sub-contractors, and other related costs. We expect to invest significant amounts in the continued development of our products in the coming years.

R&D expenses, net were approximately $4.1 million in 2013 compared with $3.9 million in 2012. As a percentage of sales, R&D expenses decreased to 36.9% in 2013 from 46.5% in 2012.  R&D expenses, net, include grants received from the Israeli Office of the Chief Scientist of approximately $0.6 and $0, during 2013 and 2012, respectively that are recorded as a reduction of R&D expenses. The increase is primarily a result of an increase in stock-based compensation expenses in 2013 of approximately $0.4 million as compared to 2012 as well as increased development costs of new products of approximately $0.4 million in 2013 as compared to 2012.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses.

Sales and marketing expenses were approximately $4.8 million in 2013 compared with approximately $5.5 million in 2012, a decrease of $0.7 million. This decrease was primarily attributable to the closing of certain ineffective sales channels during the second half of fiscal 2012 and the resulting decrease in costs of approximately $0.6 million as well as decreased sales and marketing expenses of approximately $0.1 million related to our carrier product line which we declared end-of-life at the end of 2012.

General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs, taxes, and doubtful debt expenses.

General and administrative expenses were approximately $3.8 million in 2013 and approximately $3.0 million in 2012. This increase was primarily attributable to an increase in stock based compensation expenses of approximately $0.4 million, increased insurance costs of approximately $0.1 million and increased legal costs of approximately $0.1 million.

Financing Loss, Net. Financing loss, net was approximately $129,000 in 2013 compared with approximately $48,000 in 2012.

Net loss. Net loss for 2013 was approximately $9.5 million, a decrease of 14.2% compared with a net loss of approximately $11.1 million in 2012. The decrease in net loss was a result of the factors described above.

Comparison of 2012 and 2011

Sales. Sales decreased to approximately $8.4 million in 2012 from approximately $13.7 million in 2011, primarily due to our internal reorganization with the hiring of new senior management, including a new vice-president of sales, and the closing of ineffective sales channels. Sales of our enterprise solutions in 2012 decreased by 36% as compared to 2011, mainly due to decreased sales of such systems in North America, Asia Pacific and Europe. Our carrier revenues in 2012 decreased by 99% compared with 2011, mainly due to the lack of demand for this type of product over recent years. In connection with this reduction, we decided in December 2012 to discontinue this product line.

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

Operating Expenses:

Research and Development Expenses. R&D expenses were approximately $3.9 million in 2012 compared with $1.9 million in 2011. As a percentage of sales, R&D expenses increased to 46.5% of sales from 13.6% of sales in 2011, resulting mainly from our investment in the development of new products in 2012 and the decrease in sales during 2012.

We received a grant of approximately $0.1 million during 2012 that we recorded in other payables and accrued expenses on our balance sheet as a result of the terms of such grant.  We did not receive any grants from the Israeli Office of the Chief Scientist during 2011.

Sales and Marketing Expenses. Sales and marketing expenses were approximately $5.5 million in 2012 compared with approximately $5.7 million in 2011, a decrease of $0.2 million.

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

Impact of Currency Fluctuations and of Inflation

Information required by this section is set forth in “Item 11 – Qualitative and Quantitative Disclosures about Market Risk”.

Impact of Related Party Transactions

We have entered into a number of agreements with our principal shareholder or its affiliates. See “Item 7.B - Related Party Transactions” below.

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

5.B.         Liquidity and Capital Resources

In the past few years, we financed our operations through cash generated from operations, R&D and marketing grants from the Government of Israel, short-term bank borrowing and loans from our major shareholder, STINS COMAN, including the conversion thereof into our ordinary shares and the public offering of our ordinary shares. Most recently, in November 2013, we also raised proceeds in a public offering, as described below.

As described below in more detail, as of April 23, 2014, we have the right to draw an additional $8.1 million under the Convertible Loan Agreement until December 31, 2015.

We conduct our funding and treasury activities to maximize investment returns while reducing risk and maintaining appropriate liquidity for both our short and long term needs. Cash and cash equivalents are held primarily in U.S. dollars, Euro and NIS.

Principal Financing Activities

Our principal financing activities during the past four years were:

•
In June 2009, we entered into the Convertible Loan Agreement with STINS COMAN, according to which STINS COMAN agreed to extend to us a loan of, initially, up to $10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. The Convertible Loan Agreement, including the Maximum Amount, has been amended several times. Currently, the Maximum Amount is set at $35 million and the period during which we may call and receive any portion of the loan not already used is scheduled to expire on December 31, 2015 (the “Term”). Under the Convertible Loan Agreement, as amended, we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $35 million) and at intervals of at least 30 days between each call request. As of April 23, 2014, we had drawn approximately $26.9 million of the principal of the loan under the Convertible Loan Agreement, which we received in installments, such that we still have available withdrawals of up to $8.1 million.

Part of the outstanding loans from STINS COMAN have been converted into our ordinary shares as follows: (1) in May 2010, approximately $1.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 615,485 of our ordinary shares, reflecting an average conversion price of $2.465 per share, (2) in September 2010, approximately $1.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 687,128 of our ordinary shares, reflecting an average conversion price of $2.214 per share, (3) in March 2011, approximately $1.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 408,787 of our ordinary shares, reflecting an average conversion price of $2.876 per share, (4) in June 2011, approximately $1.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 177,006 of our ordinary shares, reflecting an average conversion price of $5.680 per share, (5) in December 2011, approximately $3.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 636,874 of our ordinary shares, reflecting an average conversion price of $5.090 per share, (6) in June 2012, approximately $4.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,146,114 of our ordinary shares, reflecting an average conversion price of $3.667 per share, (7) in December 2012, approximately $3.8 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,119,743 of our ordinary shares, reflecting an average conversion price of $3.42 per share, (8) in March 2013, approximately $4.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,021,166 of our ordinary shares, reflecting an average conversion price of $4.440 per share, (9) in June 2013, approximately $2.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 449,738 of our ordinary shares, reflecting an average conversion price of $4.46 per share, and (10) in September 2013, approximately $2.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 582,494 of our ordinary shares, reflecting an average conversion price of $3.45 per share. See “Related Party Transactions” below.

•
On November 27, 2013, we consummated an underwritten public offering of 3,000,000 ordinary shares and warrants to purchase up to 1,725,000 ordinary shares at an offering price of $2.00 per share and $0.01 per warrant (including warrants to purchase 225,000 ordinary shares issued to the underwriter, Aegis Capital Corp., upon exercise of its over-allotment option), or the Public Warrants. In connection with the offering, we also issued to the underwriter warrants to acquire an additional 150,000 ordinary shares, or the Underwriter Warrants. All of the warrants have a per share exercise price of $2.50, are exercisable immediately (except for the Underwriter Warrants that become exercisable on November 27, 2014), and expire 5 years from the date of issuance, i.e., on November 27, 2018. The Public Warrants began trading on The NASDAQ Capital Market on November 22, 2013 under the symbol "RITTW." Total gross proceeds from the offering were approximately $6,000,000, before deducting underwriting discounts and commissions and other offering expenses payable by the Company.

Working Capital and Cash Flows

On December 31, 2013, we had cash and cash equivalents of approximately $5.2 million, compared with $2.2 million on December 31, 2012.

The following table presents the major components of net cash flows used for and provided by operating, investing and financing activities for the twelve months ended December 31, 2013 and 2012 (dollars in thousands):

	2013	2012	2011
Net cash used in operating activities	$(9,180)	$(8,811)	$(4,589)
Net cash used in investing activities	(84)	(501)	(107)
Net cash provided by financing activities	12,275	10,611	4,189

Net cash used in operating activities was $9.2 million in 2013 compared to $8.8 million in 2012. Net cash used in operating activities in 2013 primarily consist of the increase in trade receivables by $1.8 million during the period partially offset by a decrease in the net loss during the period of $1.6 million.

Net cash used in investing activities was $0.1 million in 2013 compared to $0.5 million in 2012. Our principal investing activity in both periods was the purchase of property and equipment.

Net cash provided by financing activities was $12.3 million in 2013 and $10.6 million in 2012. During 2013, these amounts primarily consist of the $6.0 million proceeds from our public offering partially offset by $1.1 million of issuance costs and $7.5 million of loan proceeds from the Convertible Loan. During 2012, the amounts consist primarily of $10.6 million of loan proceeds from the Convertible Loan.

Our contractual and contingent obligations and commitments as of December 31, 2013, primarily consisted of obligations associated with our future operating lease obligations, our suppliers’ obligations and a contingent liability to the Chief Scientist. On December 31, 2013, our unrecognized contingent liability to the Chief Scientist in respect of grants received was approximately $1.2 million. We are required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants. See Note 5 to our consolidated financial statements included elsewhere in this annual report and “Item 5.F.-Tabular Disclosure of Contractual Obligations” below.

Principal Capital Expenditure and Divestitures

During the twelve months ended December 31, 2013 and 2012, our capital expenditures totaled approximately $0.1 million and $0.5 million, respectively, all of which was used for the purchase of machinery, computers and research and development equipment. Other than similar future capital expenditures consistent with the amounts described above, we have no significant capital expenditures in progress.

We did not make any significant divestitures in the past three years.

Outlook

We believe that our cash and cash equivalents, together with cash generated from operations, as well as the availability of additional loans of up to approximately $8.1 million as of April 23, 2014 from STINS COMAN pursuant to the Convertible Loan Agreement, will be sufficient to finance our operations for at least the next 12 months. Subject to the terms of the Convertible Loan Agreement we are permitted to draw down any remaining principal amount outstanding under the agreement.

We cannot assure you that our actual cash requirements will not be greater than we currently expect, if circumstances change during 2014. In addition, we may need to raise additional funds during 2014 to support the execution of our long-term growth strategy described herein. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. If we are unsuccessful in raising such financing on acceptable terms, we will not be able to carry out our plan and our operations and growth strategy would be materially adversely affected.

Although our IIM business has shown growth in recent quarters, we believe that our future growth will be driven by our indoor optical wireless technology solutions. We are exploring strategic alternatives regarding our IIM business, including joint ventures and strategic alliances, licensing and distribution arrangements, and potential divestitures, sales and acquisitions.

5.C.         Research and Development, Patents and Licenses

We believe that our future success will require the continued enhancement of our existing products and solutions as well as the continuous introduction of innovative new commercially-viable products and solutions on a timely basis.

As of December 31, 2013, we employed 23 persons (including three consultants) in R&D. Our gross R&D expenses were approximately $4.7 million in 2013, $3.9 million in 2012 and $1.9 million in 2011 (41.9%, 46.5% and 13.6% respectively, of our total sales). To date, all R&D expenses have been charged to operating expenses as incurred. Aggregate R&D expenses funded by the Chief Scientist recorded were approximately $558,000, $0.0 and $0.0 for 2013, 2012 and 2011, respectively.

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

The R&D Law provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to another person or entity outside Israel, except in certain special circumstances and subject to prior approval. Generally, the Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel in the following circumstances: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas); (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain cooperative research and development activities.

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

As of December 31, 2013, our total commitment payable, excluding interest, to the Chief Scientist in respect of grants received was approximately $1.2 million.

5.D.         Trend Information

Macro-Economic Environment

Our target markets have been affected by a worldwide recession that began in 2008. There was a slight recovery in 2009, however, the recovery process in much of the developed world has been slower than expected, and we witnessed large infrastructure projects continue to be delayed and/or minimized to the lowest possible investment. The recession in Europe is currently expected to continue through 2014, while in contrast, the economies of a number of emerging regions, including Latin America, India, China, Africa and certain others, have been growing. However, there can be no assurance regarding the future continuity of these trends or their effects on our business and operating results.

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

RiT is one of the few enterprise solution companies whose portfolio contains both physical network infrastructure components and comprehensive infrastructure management tools. To support data center needs for high quality foundation components, we continue to expand our portfolio of structured cabling offerings, especially in the fiber-optic segment. The use of fiber-optic infrastructure components in data centers is expanding due to their superior ability to support higher bandwidth and massive data traffic. The industry is currently discussing the transition to provide support for 40G and 100G data rates, and future directions may be even higher. Given increasing data center investment in high-end solutions, we offer state-of-the-art solutions for both fiber-optic and copper environments and assure that all of our products exceed the requirements established by industry standards. Nevertheless, we cannot assure you that sales of our enterprise solutions will continue to grow as was the case in 2013.

Beamcaster™. The indoor network for commercial and residential office space is currently dominated by cabling infrastructure of copper or optical fibers, with the use of Wi-Fi routers in open spaces. According to a research report published by Infonetics Research in April 2011, the high-speed network port market is expected to grow to $52 billion in 2015. In another study published by FTM Consulting, Inc. in May 2011, which examines and forecasts the three major types of copper cables: UTP (unshielded twisted pair), STP (shielded twisted pair) and Coax (coaxial cables), the total copper cable market for SCS (structured cabling systems) is forecasted to grow from $4 billion in 2011, at a 20.8% rate, to more than $10 billion by 2016. According to the study, most of this growth is driven by existing installations upgrading from early Cat 5 UTP cabling as well as the need for copper cable in new networking applications, such as VOIP (voice over IP) or data centers. BSRIA estimates that the global market volume of structured cable systems in 2012 was approximately $6 billion and is expected to grow to almost $7 billion at the end of 2014. With what we believe is the growing demand for back-up data, video storage, peer-to-peer file sharing, cloud computing and other similar applications, we believe that there will be a corresponding growth in the building and renovation of colocation and enterprise data centers. In particular, we believe that the current industry IT development trends relevant to our targeted markets are (1) the increasing demand and usage of 1 and 10 GBPS (gigabytes per second) bandwidth equipment, (2) faster growth of emerging markets, and (3) the increasing use of fiber. However, we cannot assure you that in the future these trends will not change or that they will continue to grow at their respective current rates.

Our Beamcaster™ solution is intended to address the overly complex design of network infrastructure, costly and timely installation, security and performance by reducing the need for both cabling and switches, while (1) significantly enhancing organizational security using symmetrical, bi-directional optical links (2) reducing the need for cabling, and (3) initially offering competitive bandwidth of 1 to 10 GBPS with potential future increased bandwidth (Wi-Fi maximum bandwidth is up to 1.0 GBPS). We believe that our Beamcaster™ solution will present an attractive offering for customers who want to deploy an ultra-high-speed network infrastructure in an expedited and cost-effective manner, including customers looking to replace their old low-performance network cabling infrastructure. Our Beamcaster™ solution will require investment in additional resources relating to, among other things, its further development, sales and marketing and there is no assurance that sales of this solution will be meaningful in 2014 nor that this new product line will be successful.

5.E.         Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F.         Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations related to our long-term debt, operating leases and accrued severance pay, as of December 31, 2013 (dollars in millions):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:
Leases on premises	0.05	0.05	-	-	-
Operating lease obligations	0.5	0.23	0.27	-	-
Liability in respect of employees’ severance benefits, net*	0.18	-	-	-	0.18
Principal shareholder convertible loan	2.0	-	2.0	-	-
Total	$2.73	$0.28	$2.27	$0.00	$0.18

*Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee.

On December 31, 2013, our unrecognized contingent liability to the Chief Scientist in respect of grants received was approximately $1.2 million. See Note 5 to our consolidated financial statements included elsewhere in this annual report. We are required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.         Directors and Senior Management

The following table sets forth, as of April 23, 2014, the name, age and position of each of our directors and senior management:

Name*	Age	Position
Sergey Anisimov	60	Chairman of the Board of Directors
Boris Granovsky	46	Director
Israel Frieder (1)(2)(3)(4)	64	Director
Roman Govorov (1)(3)(4)	36	Director
Galia Druker (1)(2)(3)	67	Director
Moti Hania	55	President and Chief Executive Officer
Elan Yaish	44	Deputy CEO and Chief Financial Officer
Alex Shar	55	Deputy CEO and Chief Technology Officer
Assaf Skolnik	41	Vice President, Sales and Marketing
___________________

* Unless otherwise indicated, the address for each of our directors and senior management is c/o RiT Technologies, Ltd., 24 Raoul Wallenberg Street, Tel Aviv, Israel.
(1) Designated as “Independent Director” under NASDAQ Marketplace Rules.
(2) External Director (as defined in the Israeli Companies Law).
(3) Member of the Audit Committee and Compensation Committee.
(4) Member of the Nomination Committee.

Mr. Sergey Anisimov has served as the Chairman of our Board of Directors since June 2008. In 1992, Mr. Anisimov founded STINS COMAN Incorporated, a Russian holding company which is engaged, through its group companies, in IT system distribution, integration, training and service and other fields of operation, and since then has served as its president. Mr. Anisimov has over 30 years of experience in various positions in the information technology business. He received an engineer diploma from the Moscow Institute of Aviation Technology and holds a Ph.D. degree in technologies from Moscow State Technical University N.A. N.E. Bauman. The address for Mr. Anisimov is c/o STINS COMAN Incorporated, 126 Pervomayskaya Street, Moscow 105203, Russia.

Mr. Boris Granovsky has served as a director since June 2008. He has served as Vice President of STINS COMAN Incorporated since 2009 and was its CEO since 2006. Prior to that, Mr. Granovsky served as a sales manager and thereafter as Vice President of Sales of STINS COMAN since 1995. Mr. Granovsky received a diploma in engineering in automated control systems from the Moscow Institute of Radio Engineering, Electronics and Automation and a BBA (Bachelor of Business Administration) degree in management from Business School of the Open University of United Kingdom. The address for Mr. Granovsky is c/o STINS COMAN Incorporated, 126 Pervomayskaya Street, Moscow 105203, Russia.

Dr. Israel Frieder has served as an external director since January 2002. Mr. Frieder is the Chairman of A.A. Pearl Investments and serves as a director of several other companies, including Nisko Telematics Systems and ETV Energy Ltd.. Mr. Frieder’s previous positions include serving as the Co-Chairman of IXI Mobile Inc., Chairman and CEO of Israel Technology Acquisition Corp Inc., CEO of Kardan Communications Ltd., Corporate VP of Business Development & Strategic Planning of ECI Telecom, President of ECI Telecom, Inc., President of Network Systems of Tadiran Telecommunication Ltd. (Tadiran), and President of Elisra Tadiran, Public Switching Ltd.  Dr. Frieder holds a B.Sc. degree in electrical engineering from The Technion, Israel Institute of Technology, Haifa, and an M.B.A. in operational research from the Hebrew University in Jerusalem and a Ph.D. degree in business administration from the Bar-Ilan University in Ramat Gan, Israel.

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

Mr. Moti Hania joined RiT as Deputy CEO and Chief Operating Officer in April 2012 and was appointed President and Chief Executive Officer in January 2014. Mr. Hania has completed 30 years as a high ranked operational officer in the Israeli Air Force (Colonel Ret.). This followed by several senior positions in the high-tech industry, including as VP Special Projects & Operations of Star Defense Systems Ltd. from 2007 to 2008 and, from 2008 to 2010, as co-founder and acting CEO of BNM Technologies Ltd. BNM was partially acquired by Starling Advanced Communication Systems Ltd., where Mr. Hania held a COO position between 2010 to 2011, when Starling's activity was acquired by Panasonic Avionics Corporation and Mr. Hania held director of operation position in Panasonic's Antenna R&D center in Israel. Mr. Hania holds an executive MBA degree from Tel-Aviv University Business School.

Mr. Elan Yaish joined RiT as Chief Financial Officer in December 2012 and, in January 2014, was promoted to also hold the title of Deputy CEO. Prior to joining RiT, Mr. Yaish served as the president of ERS Associates, Ltd. since 2006, where he provided business and financial advisory services to publicly traded and privately held companies including capital raising, strategic planning, M&A, SEC reporting and compliance and stock exchange transactions. From 2010 to 2012, he also served as CFO of Goji Ltd. Prior to that, he held several positions, including as CFO, VP of Finance and Assistant Secretary at Manchester Technologies, Inc., assistant VP of Finance at Comverse Technology, Inc., and VP of Finance and Controller at Trans-Resources, Inc. From 1992 to 1996, Mr. Yaish was a senior accountant at Deloitte and Touche LLP. Mr. Yaish currently serves as a director of US China Mining Group, Inc. Mr. Yaish holds a B. Sc. degree in accounting from Yeshiva University Sy Syms School of Business. He is a licensed CPA in New York and a member of the AICPA and NYSSCPA.

Mr. Assaf Skolnik is serving as our VP Sales since December 2012. Mr. Skolnik joined RiT in November 2009 as Sales Manager, Israel, bringing over 10 years of business experience in the communications industry. Prior to RiT, Mr. Skolnik served as a Unit Manager in Bynet Electronics. Mr. Skolnik holds a B.A. degree in economics and management from The Open University of Israel.

Mr. Alex Shar has served as our VP Research and Development since August 2010 and, in January 2014, was promoted to also hold the title of Deputy CEO. Mr. Shar joined RiT in 1995 and held various R&D positions, leading the Hardware Development department before being promoted to the VP R&D position. With over 30 years in the private and government sectors, he brings RiT vast experience in the development of intelligent electronic systems for air industry corporations and telecommunications companies in Israel and abroad. Mr. Shar holds a M.Sc. degree in electronics engineering from Ufa University of Aeronautics, Russia.

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

 6.B.        Compensation

General

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated (in millions):

Year	Salaries, fees, commissions and bonuses*	Pension, retirement and similar benefits
2013 - All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2013(including 4 persons who left RiT during 2013)	$1.9	$0.2
2012 - All directors and executive officers as a group, consisting of 17 persons for the year ended December 31, 2012 (including 4 persons who left RiT during 2012)	$1.5	$0.1

*
This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. It excludes any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers or directors.

As of March 6, 2008, our external directors receive amounts consistent with the regulations promulgated under the Companies Law regarding compensation to external directors. The regulations mandate, among other things, that Israeli public companies, such as RiT, provide external directors with minimum cash compensation. Consistent with the aforesaid, the annual compensation paid to our external directors is NIS 71,300 (approximately $21,000) and NIS 3,470 (approximately $1,000) per board meeting or per board committee meeting, all linked to the Israeli consumer price index, effective March 6, 2008. All other independent directors of the Company (namely Roman Govorov) receive the same compensation as the external directors.

In June 2013, as required by the Israeli Companies Law, our shareholders approved the adoption of a compensation policy for executive officers and directors. See also “Item 10.B. - Additional Information — Memorandum and Articles of Association —- Approval of Office Holder Compensation” below.

Equity Incentives

During 2013, we have granted a total of 284,000 options to our executive officers at exercise prices ranging from $3.54 to $4.41 per ordinary share.  No options have been granted to any of our directors during 2013. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Share Option Plans” below.

6.C.         Board Practices

General

We are subject to the provisions of the Israeli Companies Law and the regulations promulgated thereunder. In addition, as a NASDAQ-listed company, we are also subject to certain corporate governance standards adopted by NASDAQ, or NASDAQ rules. For further information, see also “Item 16G – Corporate Governance.”

Board of Directors

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

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•
at least a majority of the shares  voted at the meeting by shareholders who are neither (a) “controlling shareholders” (as such term is defined in the Companies Law) nor (b) having a “personal interest” in the appointment merely as a result of relationship with the controlling shareholder vote in favor of the election; or

•
the total number of shares voted against the election of the external director by the disinterested shareholders described in the preceding clause does not exceed  two percent of the aggregate voting rights in the company.

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

Our two external directors are Mr. Israel Frieder and Ms. Galia Druker. Mr. Israel Frieder became an external director in January 2002 and was reelected four times since then, such that his current term will expire in January 2017. Ms. Galia Druker became an external director in September 2009 and was reelected at the 2012 Annual General Meeting, such that her current term will expire in September 2015.

External directors may be removed from office only by the same percentage of shareholders as is required for their election, or by a court, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

Each committee of a company’s board of directors is required to include at least one external director, except that the audit committee and the compensation committee are required to include all the external directors. An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service.

Independent Directors

Under NASDAQ rules, a majority of the members of an issuer’s board of directors are required to be “independent,” as defined thereunder. In general, in order to qualify as an independent director under NASDAQ rules, (1) the board of the listed company must determine that the director does not have any relationship with the listed company or any subsidiary of the listed company that would interfere with the independent director’s exercise of business judgment (but it should be noted that, according to NASDAQ, ownership of the listed company stock by itself would not preclude a board finding of independence), and (2) the director must meet certain objective criteria stipulated by NASDAQ rules, such as not having been an employee or an officer of the listed company or its subsidiaries in the past three years. As such, the key distinctions between external directors and independent directors are that external directors must be elected by a special majority and may not have a business or employment relationship not just with the listed company but also with its principal shareholders and, consequently, in most cases, a person that satisfies the external director requirements under the Israeli Companies Law will also fulfill the independence requirements under NASDAQ rules (but not necessarily the other way around).

The aforesaid NASDAQ requirement does not apply, however, where the issuer is a “controlled company,” a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Although we are a controlled company by virtue of STINS COMAN’s shareholdings in us, we currently satisfy this NASDAQ requirement as three of the five members of our Board of Directors, Mr. Israel Frieder, Ms. Galia Druker and Mr. Roman Govorov, were determined by our Board of Directors to qualify as independent directors under NASDAQ rules.

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

        Under the Companies Law, our Board of Directors is required to appoint an Audit Committee, which must be comprised of at least three directors, include all of the external directors, a majority of its members must satisfy the independence standards under the Companies Law, and the chairman is required to be an external director. The duties of the Audit Committee under the Companies Law include, among others, examining flaws in the business management of the company and suggesting remedial measures to the board, assessing the company’s internal audit system and the performance of its internal auditor, and as more fully described under "Item 10.B. - Memorandum and Articles of Association " below, approval of certain interested party transactions.

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

Our Audit Committee meets at least once each quarter, with additional special meetings scheduled when required.

Compensation Committee

Pursuant to applicable NASDAQ Listing Rules that became effective on July 1, 2013, the compensation payable to a company’s chief executive officer and other executive officers must generally be approved by a compensation committee comprised solely of independent directors, subject to certain exceptions, including where the issuer is a controlled company.

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

Our Compensation Committee, established in February 2013, adopted in August 2013 a written charter specifying the committee's duties and responsibilities, which include, among other things, the duties and roles assigned to it pursuant to the Companies Law and applicable NASDAQ rules described above as well as oversight and administration of our equity based plans.

Our Compensation Committee is currently composed of Galia Druker, the Chairman of our Compensation Committee, Israel Frieder and Roman Govorov, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for compensation committee members.

Our Compensation Committee meets when required.

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

Our Nominations Committee meets when required.

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

Our internal auditor is Shmuel Rosenblum.  Mr. Rosenblum’s address is 111 Arlozorov Street, Tel Aviv, Israel.

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

6.D.         Employees

The following table details certain data on the workforce (including temporary employees) of RiT and its consolidated subsidiaries for the periods indicated:

	As of December 31,
	2013	2012	2011
Approximate numbers of employees by geographic location
Israel	65	68	62
Europe, Far East	15	9	17
United States	2	3	3
Total workforce	82	80	82
Approximate numbers of employees by category of activity
Research and development	20	22	20
Sales and marketing	35	36	44
Operations	17	13	12
Management and administrative	10	9	6
Total workforce	82	80	82

We consider our relations with our employees to be excellent and have never experienced a  strike or work stoppage. Substantially all of our employees have employment agreements and none are represented by a labor union.

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

6.E.          Share Ownership

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of April 23, 2014:

Name	Title/Office	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Sergey Anisimov (3)	Chairman of the Board of Directors	9,596,580	70.5%
Boris Granovsky (4)	Director	9,357,017	68.8%
Israel Frieder	Director	*	*
Roman Govorov	Director	0	0
Galia Druker	Director	0	0
Motti Hania	CEO and President	*	*
Elan Yaish	Deputy CEO & CFO	*	*
Assaf Skolnik	Vice President Sales	*	*
Alex Shar	Deputy CEO & CTO	*	*
All directors and executive officers as a group (consisting of 9 persons) (5)		9,806,479	71.0%

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

(2)	The percentages shown are based on 12,763,218 shares issued and outstanding, excluding 2,125 ordinary shares held as treasury shares, as of April 23, 2014.

(3)
Includes (i) 8,510,666 ordinary shares held by STINS COMAN, (ii) 239,563 ordinary shares held by an Israeli private company named Invencom Technologies Ltd. (former name 'Quartz') with which he may be affiliated due to his wife being an owner, director and manager of Invencom, (iii) 125,000 warrants, with an exercise price of $2.50 per share, held by STINS COMAN, and (iv) 721,351 ordinary shares which may be issued to STINS COMAN upon conversion of the $2 million outstanding under the Convertible Loan.

(4)
Includes (i) 8,510,666 ordinary shares held by STINS COMAN, (ii) 125,000 warrants, with an exercise price of $2.50 per share, held by STINS COMAN, and (iii) 721,351 ordinary shares which may be issued to STINS COMAN upon conversion of the $2 million outstanding under the Convertible Loan.. Mr. Granovsky disclaims beneficial ownership of such shares. See "Item 7A. – Major Shareholders."

(5)
Includes outstanding options exercisable, within 60 days as of April 23, 2014 into 209,899 ordinary shares. These options have an exercise price ranging from $3.00 to $22.56 per ordinary share and with the last options expiring in 2019.

Share Option Plans

In July 2003, we adopted the RiT Technologies Ltd. 2003 Share Option Plan, or, as amended, the 2003 Plan, which is currently administered by our Board of Directors. The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof, by providing them with opportunities to purchase our ordinary shares. The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the Board of Directors, as specified in the grant letter issued by us to the grantee. Unless otherwise determined by the Board of Directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually. In June 2013, our Board of Directors approved the increase of the reserve for the grant of options under the 2003 Plan to a total of 2,000,000 ordinary shares; as of April 23, 2014, we have outstanding options to purchase 888,904 ordinary shares pursuant to such plan. The term of the 2003 Plan was originally set to expire in July 2013 and in June 2013 our Board of Directors approved the extension of such plan for an additional term of four years, such that the plan will expire in July 2017.

In addition, in May 1999, we adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase our ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by our Board of Directors which designates the optionees, dates of grant and the exercise price of the options. We have reserved 27,242 ordinary shares for the grant of options under the RiT Inc. Plan; as of April 23, 2014, we have outstanding options to purchase 8,405 ordinary shares pursuant to such plan. This plan expired in May 2009.

See "Item 6B. – Compensation" above with respect to grants of options to our directors and executive officers.

The following table summarizes information about all stock options outstanding as of December 31, 2013:

	Options outstanding			Options exercisable
	Number of	Weighted		Number of
	Shares	average		exercisable
	unexercised as of	remaining	Average	shares as of	Average
	December 31	contractual	exercise	December 31	exercise
Rates of exercise	2013	life	price	2013	price
prices in US$		In years	US$		US$
3.00-3.80	502,600	4.98	3.56	236,700	3.59
4.00-5.44	363,318	4.91	4.28	70,807	4.14
7.50-9.84	123,688	0.30	7.56	123,688	7.56
10.24-22.56	31,465	1.18	14.53	31,465	14.53

	1,021,071			462,660

ITEM 7.                  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.         Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 23, 2014 (except as noted below) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares.

Name	Number of Ordinary Shares Owned Excluding Options and Warrants	Number of Ordinary Shares Beneficially Owned*	Number of Ordinary Shares Beneficially Owned* as Percent of Total Shares(1)
Sergey Anisimov(2)	8,750,229	9,596,580	70.5%
Boris Granovsky (3)	8,510,666	9,357,017	68.8%

* Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Ordinary shares relating to options or warrants currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(1)	Based on 12,763,218 ordinary shares outstanding excluding 2,125 ordinary shares held as treasury shares as of April 23, 2014.

(2)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Based on a Schedule 13D/A report filed with the SEC on December 18, 2013, jointly by STINS COMAN, Sergey Anisimov and Boris Granovsky (the “13D/A Report”), the figure includes (i)  8,510,666 ordinary shares held by STINS COMAN (ii) 239,563 ordinary shares held by Invencom, an Israeli private company with which Anisimov may be affiliated due to his wife being a director and manager of Invencom, (iii) 125,000 warrants held by Stins Coman and (iv) 721,351 convertible shares based on the $2 million outstanding loan balance under the Convertible Loan Agreement.

(3)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares.

Significant Changes in the Ownership of Major Shareholders

        As of January 1, 2010, STINS COMAN beneficially owned approximately 59% of our outstanding shares. Since then, we issued a total of 6,844,535 ordinary shares to STINS COMAN in connection with the conversions of approximately $24.9 million (principal and interest), in the aggregate, of the Convertible Loan made by STINS COMAN. In November 2013, as part of the public offering, STINS COMAN purchased 250,000 ordinary shares and warrants to purchase up to 125,000 ordinary shares. Following such issuances, STINS COMAN beneficially owns, as of April 23, 2014, together with Invencom, 9,596,580 ordinary shares, representing approximately 70.5% of our outstanding shares. For additional information about such issuances, see "Item 7 – Major Shareholders and Related Party Transactions."

Major Shareholders Voting Rights

                Each ordinary share is entitled to one vote per share and none of our major shareholders has any different voting rights than any other shareholder.

Record Holders

        Based on a review of the information provided to us by our transfer agent, as of April 23, 2014, there were 12 holders of record of our ordinary shares, of which record holders, holding approximately 31% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

Change of Control

As described above, we are controlled by Mr. Sergey Anisimov (through STINS COMAN). To our knowledge, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of our control.

7.B.         Related Party Transactions

Distributor Agreement – Enterprise. STINS COMAN, which became our largest shareholder in June 2008, has served as our distributor in Russia for our enterprise products since 1994 and has worked with us consistently since that date. In May 2005, more than three years before STINS COMAN became a principal shareholder of RiT, we entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of enterprise products in Russia. The term of the Distributor Agreement is until July 14, 2014, which term, subject to applicable law, is automatically renewed for additional one-year terms at the conclusion of each period, unless terminated by either party.

Under the Distributor Agreement, STINS Corp. undertook a series of obligations, to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. We also undertook a series of obligations, to supply STINS Corp., at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. The prices at which STINS Corp. is entitled to buy our products is, like most of our distributors, at a 50% discount to the recommended price list existing at the time we accept each purchase order. Recently, we entered into an Addendum to the Distributor Agreement, dated as of December 23, 2013 (the “Addendum”), for providing Stins Corp. a rebate program targeted at encouraging sales in the territory of Russia. The Addendum provides for a scaled rebate program to Stins Corp. computed as percentage of sales in Russia, up to a maximum rebate cap of EUR 36,000 for sales of $3,000,000 and above (approximately 1.7% rebate on sales, up to said cap). The term of the rebate program starts on January 1, 2013 and ends on December 31, 2014. The Addendum supplements the provisions of the Distributor Agreement.

In addition, as part of being our Distributor in Russia, Stins Corp. and us entered into our customary Partner Software Support Agreement (the "SSA"), dates as of December 23, 2013. The SSA enables  Stins Corp. (and any other of our partners in a given territory), to propose to its customers first tier support services, while relying and receiving from RiT back-up support services (second tier support). Under the provisions of the SSA, Stins Corp. is obligated to pay RiT the customary annual fees for such support services.

In 2013, 2012 and 2011, we generated approximately $1,120,000, $329,000 and $383,000, respectively, in revenues from orders placed by STINS COMAN under the Distributor Agreement.

Employment. Mr. Sergey Anisimov is the Chairman of our Board of Directors and is the founder and President of STINS COMAN. In July 2008, our Audit Committee and Board of Directors approved the employment of Mr. Anisimov's son, Mr. Slava Anisimov (the “Employee”), in the quality assurance department at a monthly gross salary of approximately NIS 12,000 (approximately $3,400), and additional social benefits in accordance with our policy. Our Audit Committee and Board of Directors also approved, subject to shareholder approval, a framework arrangement pursuant to which any modifications or amendments to be made in the Employee’s employment terms or position by our officers in the future are approved; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year, (iii) any change in position is permitted as long as he is not appointed as one of our office holders; and (iv) the further approval by the Audit Committee and the Board of Directors. Our shareholders approved the foregoing compensation and framework arrangement at the annual meeting held in August 2008.

In September 2010 and in line with said shareholder approval, our Audit Committee and Board of Directors approved the Employee’s change of position to work in our support department, and increased his salary by 20% for each of the years 2009 and 2010 starting August 2010 i.e. to a monthly gross salary of NIS 17,280 (approximately US$5,000). In addition, as part of his employment terms, the Employee was granted options to purchase 250 Ordinary Shares at an exercise price of US$4.8, according to comparable criteria for options grant to our employees, including a vesting period of three years.

In April 2013, our Audit Committee and Board of Directors approved (i) the Employee's change of position to work in our production planning and control department, and (ii) a grant to the Employee of a special-bonus in the form of stock options exercisable into 38,500 Ordinary Shares, at an exercise price equal to the market value of the Ordinary Shares on the date of the grant (i.e., the closing price of the Company’s stock on the date of the Board meeting). In addition, our Audit Committee and Board of Directors approved all future modifications or amendments in the Employee’s employment terms or position; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year,  (iii) any change in position is permitted as long as the Employee is not an office holder of the Company; and (iv) the further approval by the Audit Committee, the Board of Directors and, starting June 2016, shareholder approval. Our shareholders approved the foregoing compensation and framework arrangement at the annual meeting held in June 2013.

On December 23, 2013, consistent with said shareholder resolution, our Audit Committee and Board of Directors approved (i) the Employee's change of position to work as the Assistant Vice President Operations, or AVP Operations, considered by us a non-office holder position, and (ii) the increase of the Employee's salary to NIS 26,000 per month (approximately US$7,500).

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

Under the Convertible Loan Agreement, we are required to repay the outstanding principal amount and the interest accrued thereon after 36 months from receipt of each part of the funds respectively. STINS COMAN has the right to convert any outstanding principal amount of the loan and the interest accrued thereon, in whole or in part, into our ordinary shares at a conversion price per share equal to the market price of our ordinary shares on NASDAQ on the day we received the funds from STINS COMAN (the “Base Price”), plus a premium of 10% thereon. The conversion is subject to 30 days prior notice and to the execution of a definitive purchase agreement to be substantially similar to the Securities Purchase Agreement entered between the parties on September 11, 2008.

As of April 23, 2014, we had drawn approximately $26.9 million in principal under the Convertible Loan Agreement, which we received in installments, of which STINS COMAN has converted $24.9 million into 6,844,535 of our ordinary shares as follows:

•
On June 9, 2010, STINS COMAN converted approximately $1.5 million loan amount, representing principal and accrued interest, into 615,485 of our ordinary shares, reflecting an average conversion price of $2.465 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received) pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated May 17, 2010.

•
On September 30, 2010, STINS COMAN converted approximately $1.5 million loan amount, representing principal and accrued interest, into 687,128 of our ordinary shares, reflecting an average conversion price of $2.214 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated September 13, 2010.

•
On March 31, 2011, STINS COMAN converted approximately $1.175 million loan amount, representing principal and accrued interest, into 408,787 of our ordinary shares, reflecting an average conversion price of $2.876 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated March 15, 2011.

•
On June 30, 2011, STINS COMAN converted approximately $1.0 million loan amount, representing principal and accrued interest, into 177,006 of our ordinary shares reflecting an average conversion price of $5.680 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated June 15, 2011.

•
On December 29, 2011, STINS COMAN converted approximately $3.2 million loan amount, representing principal and accrued interest, into 636,874 of our ordinary shares, reflecting an average conversion price of $5.090 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated December 8, 2011.

•
On July 17, 2012, STINS COMAN converted approximately $4.2 million loan amount, representing principal and accrued interest, into 1,146,114 of our ordinary shares, reflecting an average conversion price of $3.667 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated June 26, 2012.

•
On December 28, 2012, STINS COMAN converted approximately $3.8 million loan amount, representing principal and accrued interest into 1,119,743 of our ordinary shares, reflecting an average conversion price of $3.420 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated December 5, 2012.

•
On March 29, 2013, STINS COMAN converted approximately $4.5 million loan amount, representing principal and accrued interest, into 1,021,166 of our ordinary shares, reflecting an average conversion price of $4.440 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated March 14, 2013.

•
On June 27, 2013, STINS COMAN converted approximately $2 million loan amount, representing principal and accrued interest, into 449,738 of our ordinary shares, reflecting an average conversion price of $4.46 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated June 17, 2013.

•
On September 30, 2013, STINS COMAN converted approximately $2 million loan amount, representing principal and accrued interest, into 582,494 of our ordinary shares, reflecting an average conversion price of $3.45 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated September 12, 2013.

IntElorg. In June 2009, the Company entered into a Representative Agreement (the "Previous Agreement") with IntElorg Pte Ltd., a Singapore company affiliated with STINS COMAN ("IntElorg"). Under the Previous Agreement, IntElorg agreed to act as our non-exclusive sales agent in Singapore and other countries in Asia where we did not have a local presence, in consideration for a monthly retainer fee of approximately 8,500 Singapore Dollars (equates to approximately US$ 6,912) and a 5% commission on sales of products in said territory. Due to the fact that no sale opportunities were generated by IntElorg, the Previous Agreement was mutually terminated in October 2010.

In early 2013 IntElorg approached us indicating that it may have potential sale-opportunities in the Singapore, Hong Kong, Macao, Taiwan, Indonesia, Vietnam, Thailand, Philippines, Kazakhstan (the “Territory”). Given that we do not have any representatives in the Territory, our Audit Committee and Board approved entering into a new Representative Agreement with IntElorg (the "Agreement") providing for IntElorg to act as our non-exclusive sales agent in the Territory. The Agreement provides for success fees only to Intelorg i.e. a commission of five percent (5%) on each actual sale generated in the Territory. The Agreement term is until March 1, 2016 (the "Term"), which shall  automatically renew for additional one (1) year terms, unless terminated by either party, for any reason, upon thirty (30) days written notice, prior to the end of the Term, or any additional term, as the case may be. In addition, the Agreement may be terminated at any time by either party with or without cause by giving thirty (30) days written notice to the other party.  On June 17, 2013 our shareholders approved entering into the Agreement, and the Agreement was signed as of June 17, 2013.

Product Alliance Agreement. On February 19, 2010, we entered into a Product Alliance Agreement with STINS COMAN (the “Product Alliance Agreement”). The Product Alliance Agreement provided for cooperation between STINS COMAN and RiT with regard to a laser speed camera (the “Product”) developed by STINS COMAN. Pursuant to the Product Alliance Agreement, STINS COMAN granted us the exclusive rights to, primarily: (a) manufacture the Product in accordance with the Manufacturing File (as defined therein) furnished to us by STINS COMAN and (b) sell the Product worldwide, except for Russia and the CIS countries. Additional key terms of the Product Alliance Agreement included the following:

●
Our obligation to pay STINS COMAN part of the Product’s sales proceeds, equal to 50% of an amount equal to the excess of (i) the proceeds from sales of the Product over (ii) the costs of manufacturing the Product. Such payments to STINS COMAN were to be paid not later than three years after our actual receipt of the sales proceeds.

●
STINS COMAN had the option to convert any money due to it under the Product Alliance Agreement into our ordinary shares at a conversion price equal to the NASDAQ market price of our ordinary shares on the last day prior to the signing of a definitive share purchase agreement for the issuance and sale of our ordinary shares upon such conversion.

●
We had the right to purchase the Product at an agreed-upon purchase price amount equal to the excess of (a) $4 million over (b) the then aggregate money amount due to STINS COMAN under the Product Alliance Agreement.

●
STINS COMAN undertook to indemnify us in respect of all damages actually incurred or suffered by us as a result of claims by third parties that the use or sale of the Product infringes a valid patent, trademark, copyright or other intellectual property right.

There were no sales of the Product, and the Product Alliance Agreement expired on December 31, 2012. Following the execution of the Product Alliance Agreement, due to a need for further research and adjustment of the Manufacturing File (and the products based on it), we entered into a services agreement (the “Services Agreement”) with STINS COMAN, dated July 28, 2011. Under the Services Agreement, RiT provided STINS COMAN with R&D services for improving the Manufacturing File as aforesaid, and STINS COMAN reimbursed RiT for the costs and expenses incurred for such services, up to $300,000. In addition, STINS COMAN compensated RiT for the Services granted to it (as defined in the Services Agreement), in an amount equal to 15% of the total costs incurred for employees and contractors hired for the services (i.e., costs of labor + 15%). The Services Agreement expired on December 31, 2011.

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

Similar to the previous MOU dated July 1, 2010 regarding the Beamcaster™ technology, RiT was granted an option to acquire said technology following the results of such Feasibility Project, at the sole discretion of RiT and at a purchase price equal to the sum of (a) Invencom's actual and direct costs incurred for the Feasibility Project during its term (“Invencom's Costs”), plus (b) 25% of Invencom's Costs (together with Invencom's Costs, the “Purchase Price”). If the purchase option is exercised, the Purchase Price will be supplemented with an additional revenue sharing right for Invencom, equal to 3% out of the proceeds actually received by RiT in return for any future sale of said technology and/or any future sale of different products using said technology ("Revenue Sharing Right").

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

During 2013, we were named a defendant in a lawsuit filed in a Labor Court in Beijing, China by a former RiT’s assignee/worker in China, following termination of his Assignment Agreement in December 2012. The total lawsuit amount was approximately US$ 60,000. The Labor Court ruled that we are required to pay the plaintiff a sum of approximately US$16,500, and accordingly we have paid said sum to the plaintiff.

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

8.B.         Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2013.

ITEM 9.                  THE OFFER AND LISTING

9.A.         Share History

Ordinary Shares

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “RITT.”

The annual high and low sale prices for our ordinary shares for the five most recent full fiscal years are:

Year Ended December 31,	High ($)	Low ($)

2009*	3.50	0.25
2010	13.45	1.10
2011	12.94	2.55
2012	6.88	2.28
2013	4.74	1.56

* Reflects adjustments for one-for-eight reverse split effected on August 24, 2009.

The quarterly high and low sale prices for our ordinary shares for the two most recent full fiscal years and any subsequent period are:

Financial Quarter	High ($)	Low ($)
2012
Q1	4.24	3.00
Q2	4.39	2.28
Q3	6.88	2.62
Q4	5.15	3.60

2013
Q1	4.74	3.00
Q2	4.88	3.35
Q3	3.85	2.30
Q4	3.00	1.55

2014
Q1	2.18	1.57

The monthly high and low sale prices for our ordinary shares during the past six months were:

Month	High ($)	Low ($)
October 2013	3.00	2.25
November 2013	2.82	1.55
December 2013	1.96	1.58
January 2014	2.18	1.57
February 2014	1.90	1.61
March 2014	2.07	1.65
April 2014 (through April 25, 2014)	1.85	1.63

On April 25, 2014, the last reported sale price of our ordinary shares on the NASDAQ was $1.68 per share.

Warrants

Our warrants began trading on The NASDAQ Capital Market on November 22, 2013 under the symbol "RITTW."

The monthly high and low sale prices for our warrants during the past months since the warrants were issued were:

Month	High ($)	Low ($)
November 2013 (from November 22, 2013)	0.70	0.372
December 2013	0.7201	0.41
January 2014	0.73	0.50
February 2014	0.58	0.4401
March 2014	0.60	0.4356
April 2014 (through April 25, 2014)	0.4997	0.3601

On April 25, 2014, the last reported sale price of our warrants on the NASDAQ was $0.3999 per warrant.

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

On November 27, 2013, we consummated an underwritten public offering of 3,000,000 ordinary shares and warrants to purchase up to 1,725,000 ordinary shares at a per share exercise price of $2.50. The warrants began trading on The NASDAQ Capital Market on November 22, 2013 under the symbol "RITTW."

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

Share Capital

General; Voting Rights.  Our share capital is divided into two classes of shares: (i) fifty million (50,000,000) ordinary shares, NIS 0.8 par value per share, which entitle their holders to notice of and to participate in and to vote one vote per ordinary share at shareholder meetings, the right to receive dividends upon the declaration of dividends by the board of directors and the right to participate in the distribution of our assets upon liquidation; and (ii) twenty thousand two hundred and thirty (20,230)  deferred shares, NIS 0.1 par value per share, which entitle their holders no rights other than the right to their par value upon our liquidation. The shares do not entitle their holders to preemptive rights.

As of April 23, 2014, we had 12,763,218 shares issued and outstanding. This figure does not include:

●	2,125 ordinary shares held as treasury shares;
●
888,904 ordinary shares issuable upon exercise of outstanding options under our equity compensation plans, of which, 369,609 options to purchase our ordinary shares were exercisable as of April 23, 2014;

●	721,351 ordinary shares issuable to STINS COMAN upon conversion of the $2 million outstanding under the Convertible Loan; and
●
1,725,000 ordinary shares issuable upon exercise of the outstanding Public Warrants (as described elsewhere in this annual report), at an exercise price of $2.50 per share, which warrants expire on November 27, 2018; and

●
150,000 ordinary shares issuable upon exercise of the outstanding Underwriter Warrants (as described elsewhere in this annual report), at an exercise price of $2.50 per share, which warrants expire on November 27, 2018.

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

Under the Companies Law, directors' and officers’ compensation arrangements in public companies, such as ours, generally require the approvals of the Compensation Committee, the Board of Directors and, in the case of directors, the shareholders as well, in that order.

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

Approval of Office Holder Compensation

A recent amendment to the Companies Law imposes new approval requirements for the compensation of office holders. Every Israeli public company, such as  RiT, must adopt a compensation policy, recommended by the compensation committee, and approved by the board of directors and the shareholders, in that order, no later than January 2014. Accordingly, on June 17, 2013 our shareholders (following approval of our Compensation Committee and Board), approved a Compensation Policy for our executive officers and directors. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's Compensation Policy. In addition, the compensation terms of directors, the chief executive officer, and any employee or service provider who is considered a controlling shareholder must be approved separately by the compensation committee, the board of directors and the shareholders of the company (by the same majority noted above), in that order. The compensation terms of other officers require the approval of the compensation committee and the board of directors.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a "full tender offer" for all of the outstanding shares. For example, as of April 23, 2014, STINS COMAN together with Invencom “held”, for purposes of the aforesaid Israeli law 90% limitation, 68.6% of our outstanding shares.  In general, if less than 5% of the outstanding shares are not tendered in the full tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it.  Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

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

10.C.       Material Contracts

Public Warrants

On November 27, 2013, as part of the underwritten public offering of 3,000,000 ordinary shares, we issued warrants to purchase up to 1,725,000 ordinary shares (including warrants to purchase 225,000 ordinary shares issued to the underwriter, Aegis Capital Corp., upon exercise of its over-allotment option), or the Public Warrants. Below is a summary of the key terms of the Public Warrants.

Exercisability.  The warrants are exercisable immediately upon issuance and at any time up to the date that is five years from the date of issuance, i.e., until November 26, 2018. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice accompanied by payment in full for the number of our ordinary shares (except in the case of a cashless exercise as discussed below). Unless otherwise specified in the warrant, the holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (which the holder may increase to 9.99% upon 61 days’ notice to us) of the number of our ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Cashless Exercise.  In the event that a registration statement covering ordinary shares underlying the warrants, or an exemption from registration, is not available for the resale of such ordinary shares underlying the warrants, the holder may, in its sole discretion, exercise the warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of ordinary shares determined according to the formula set forth in the warrant.

Exercise Price.  The initial exercise price per ordinary share purchasable upon exercise of the warrants is $2.50 per share. The exercise price and the number of shares issuable upon exercise are subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock subdivisions and combinations, reclassifications or similar events affecting our ordinary shares.

Transferability.  Subject to applicable laws, the warrants may be transferred at the option of the holders upon surrender of the warrants to us together with the appropriate instruments of transfer.

Fundamental Transaction. Except as described below, following the consummation of any “Fundamental Transaction” upon any subsequent exercise of a warrant, the holder will have the right to receive, for each ordinary share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the number of ordinary shares or shares of common stock, if any, of the successor or acquiring corporation, or our ordinary shares if we are the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of ordinary shares for which a warrant is exercisable immediately prior to such Fundamental Transaction. A “Fundamental Transaction” is defined under the warrants as any transaction (or, in regards to clauses (1), (4) and (5) below, one or more related transactions) in which we, directly or indirectly, (1) effect any merger or consolidation with or into another person, (2) effect any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of our assets in one or a series of related transactions, (3) make or allow any other person to make a purchase offer, tender offer or exchange offer that is completed pursuant to which holders of ordinary shares are permitted to sell, tender or exchange their shares for other securities, cash or property and which has been accepted by the holders of 50% or more of the outstanding ordinary shares, (4) effect any reclassification, reorganization or recapitalization of the ordinary shares or any compulsory share exchange pursuant to which the ordinary shares are effectively converted into or exchanged for other securities, cash or property, or (5) consummate a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another person whereby such other person acquires more than 50% of the outstanding ordinary shares (not including any ordinary shares held by the other person or other persons making or party to, or associated or affiliated with the other persons making or party to, such stock or share purchase agreement or other business combination). Nevertheless, in the event of any Fundamental Transaction in which the consideration to be paid is solely in the form of cash and/or securities registered under the Securities Act on Form F-4 or other appropriate form or which securities are listed for trading on any reputable securities exchange, the unexercised portion of a warrant will (unless it has already expired) be deemed automatically exercised in full (and the warrant will be terminated) in connection with the transaction giving rise to the payment of the consideration, the ordinary shares issuable upon such exercise will be converted into the applicable per ordinary share consideration, and any applicable exercise price will be subtracted from such consideration in the manner provided for in the applicable transaction agreements.

Convertible Loan Agreement

       See "Item 7.B. - Related Party Transactions – Convertible Loan Agreement”.

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

10.E.       Taxation

Israeli Tax Considerations

The following is a summary of the current tax structure applicable to companies in Israel, with special reference to its effect on us and certain Israeli Government programs benefiting us. The following also contains a discussion of the material Israeli tax consequences to persons purchasing our ordinary shares and warrants. To the extent that the discussion is based on tax legislation, which has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities or the courts will accept the views expressed in the discussion in question.

The following summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Prospective purchasers of our ordinary shares and warrants should consult their own tax advisors as to Israeli or other tax consequences of the purchase, ownership and disposition of ordinary shares or warrants.

General Corporate Tax Structure

Israeli companies are generally subject to corporate tax on their taxable income at the rate of 25% and to capital gains tax at the corporate tax rate. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as defined below) may be considerably less, as further discussed below.

On July 29, 2013, an amendment to the Israeli Income Tax Ordinance, 1961 (the “Tax Ordinance”) was adopted (the “Tax Amendment”). Pursuant to the Tax Amendment, Israeli companies will be subject to corporate tax on their taxable income at the rate of 26.5% for the 2014 tax year and future years.

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

As of January 1, 2012, the tax rate generally applicable to capital gains derived from the sale of securities, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such securities, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "securities shareholder" at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 30%. However, the foregoing tax rates will not apply to dealers in securities Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of securities.

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of NIS 800,000. For this purpose taxable income will include taxable capital gains from the sale of our securities and taxable income from dividend distributions.

Regarding sales of our shares through the exercise of warrants, the original price of such shares (i.e., the cost basis for tax purposes) will be considered as being the original price of the warrants, and the payment that will be paid when exercising the warrants into shares will be considered as additional cost basis of such shares for tax purposes. Also, for tax purposes, the date of purchase of said shares will be considered as the date of purchase of the warrants (excluding with respect to the payment for exercising the warrants which will result in a later date of purchase for the corresponding portion of the cost basis for tax purposes).

It is possible that the Israeli Tax Authority may seek to ascribe, for Israeli tax purposes, a portion of the offering price to the warrants issued in the offering, as is common practice in offerings on the Tel Aviv Stock Exchange. In such case, the ascription of a portion of the offering price to the warrants should be in accordance with the relative value of each type of securities (i.e. shares and warrants of each class), determined according to the average closing price for each security for the first three trading days following listing of such securities.

Non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale of securities of Israeli companies whether publicly traded or not, provided however that such capital gains are not derived from a permanent establishment in Israel. In addition, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation, or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their securities, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

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

Tax on Dividends for Non-Israeli Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the following rates: (i) 25%, or 30% for a shareholder that is considered a substantial shareholder at any time during the 12-month period preceding such distribution; (ii) 15%, if the income out of which the dividend is being paid is attributable to an Approved Enterprise (Benefited Enterprise) or Preferred Enterprise.. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25% or 15% if the dividends are from income generated by an Approved Enterprise (Benefited Enterprise) or Preferred Enterprise.; however if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends, then the maximum tax is 12.5% for a shareholder who is a U.S. corporation holding at least 10% of our issued voting power during the part of the taxable year preceding the date of payment of the dividend and during the whole of the prior taxable year (and additional conditions under the U.S. -Israel Tax Treaty are met).

Pursuant to the Tax Amendment, effective January 1, 2014, if the income out of which a dividend is being paid is attributable to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, the dividend will be subject to tax at the rate of 20% (and not 15%). A different rate may be provided in a treaty between Israel and the shareholder’s country of residence, as mentioned above.

U.S. Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax considerations relating to an investment in our ordinary shares or warrants. This summary is for general information only and deals only with ordinary shares and warrants held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and does not address tax considerations of holders that may be subject to special tax rules, such as dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, life insurance companies, individual retirement and tax-deferred accounts, persons holding ordinary shares or warrants as part of a hedging or conversion transaction or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In addition, this discussion does not address the tax treatment of U.S. holders (as defined below) who own, directly, indirectly or constructively, 10% or more of our outstanding voting stock. The discussion below is based upon the Code, existing and proposed Treasury regulations promulgated thereunder, and applicable administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below.

As used in this summary the term “U.S holder” means a beneficial owner of ordinary shares or warrants that is: (1) an individual citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a United States person. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax considerations to a person that is not a U.S. holder (a “non-U.S. holder”). In addition, the tax treatment of persons who hold ordinary shares or warrants through a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes, generally depend upon the status of the partner and the activities of the partnership. The tax consequences to such a partner or partnership are not considered in this summary and partners and partnerships should consult their tax advisors with respect to the U.S. federal tax considerations of investing in our ordinary shares or warrants. In addition, this summary does not consider the possible application of U.S. federal gift or estate taxes or any aspect of state, local or non-U.S. tax laws.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of its personal circumstances. Investors in our ordinary shares or warrants should consult their own tax advisors with respect to the specific U.S. federal income tax consequences to such person of purchasing, holding or disposing of the ordinary shares or warrants, as well as the effect of any state, local or other tax laws.

Distributions on Ordinary Shares

Subject to the discussion under the heading “Passive Foreign Investment Companies”, U.S. holders are required to include in gross income as ordinary income the amount of any distribution paid on ordinary shares to the extent of our current and accumulated earnings and profits attributable to the distribution, as determined for U.S. federal income tax purposes. A non-corporate U.S. holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company (see discussion below) and (i) we are eligible for benefits under the United States-Israel income tax treaty or (ii) our ordinary shares are listed on an established securities market in the United States (which includes the NASDAQ Capital Market). We believe that we currently are treated as a qualified foreign corporation. However, no assurance can be given that a change in circumstances will not affect our treatment as a qualified foreign corporation for U.S. federal income tax purposes in any taxable year. In addition, a non-corporate U.S. holder will not be eligible for the reduced U.S. federal income tax rate with respect to dividend distributions on ordinary shares if (a) such U.S. holder has not held the ordinary shares for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property or (c) with respect to any portion of a dividend that is taken into account by the U.S. holder as investment income under Section 163(d)(4)(B) of the Code. Any days during which the U.S. holder has diminished its risk of loss with respect to ordinary shares (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax.

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

The amount of a distribution with respect to our ordinary shares equals the amount of cash and the fair market value of any property distributed plus the amount of any Israeli taxes withheld therefrom. The amount of any cash distributions paid in NIS equals the U.S. dollar value of the NIS on the date of distribution based upon the exchange rate in effect on such date, and U.S. holders who include such distribution in income on such date will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder generally will not recognize a foreign currency gain or loss. However, if the U.S. holder converts the NIS into U.S. dollars on a later date, the U.S. holder must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source for U.S. foreign tax credit purposes. U.S. holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non−U.S. currency.

Pursuant to the U.S.-Israel Tax Treaty, the maximum rate of Israeli withholding tax on dividends paid to a U.S. holder is 25%. U.S. holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the Israeli tax withheld on distributions on the ordinary shares. The Code applies various limitations, however, on the amount of foreign tax credits that may be available to a U.S. holder. Because of the complexity of the foreign tax credit rules and limitations, U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. Distributions paid by us will generally be foreign source passive income for U.S. foreign tax credit purposes.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, U.S. holders of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our ordinary shares which is taxable to the U.S. holders of such shares as described under “— Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

Disposition of Ordinary Shares or Warrants

Subject to the discussion under the heading “Passive Foreign Investment Companies,” upon the sale, exchange or other disposition of ordinary shares or warrants, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares or warrants. See “— Exercise or Lapse of a Warrant” for a discussion regarding a U.S. holder’s basis in ordinary shares acquired pursuant to the exercise of a warrant. The capital gain or loss realized on the sale, exchange or other disposition of ordinary shares or warrants will be long-term capital gain or loss if the U.S. holder held the ordinary shares or warrants for more than one year as of the time of disposition. Preferential tax rates for long-term capital gain will apply to individual U.S. holders. Any gain or loss realized by a U.S. holder on the sale, exchange or other disposition of ordinary shares or warrants generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for certain losses which will be treated as foreign source to the extent certain dividends were received by the U.S. holder within the 24-month period preceding the date on which the U.S. holder recognized the loss. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Exercise or Lapse of a Warrant

Subject to the discussion under “— Passive Foreign Investment Companies” below, a U.S. holder generally will not recognize gain or loss upon the acquisition of an ordinary share on the exercise of a warrant for cash. An ordinary share acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such share generally begins on the day after the date of exercise of the warrant and will not include the period during which the U.S. holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

The tax consequences of a cashless exercise of a warrant are not clear under current tax law. Accordingly, U.S. holders should consult their tax advisors regarding the tax consequences of a cashless exercise.

Passive Foreign Investment Companies

A non-United States corporation, such as our company, will be a “passive foreign investment company”, or a “PFIC”, for United States federal income tax purposes in any taxable year in which either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of its average quarterly assets as determined on the basis of fair market value during such year produce or are held for the production of passive income.  Passive income generally consists of dividends, interest, rents, royalties, annuities, income from certain commodities transactions and from notional principal contracts and gains from the disposition of passive assets. An asset will generally be characterized as passive if it has generated (or is reasonably expected to generate in the reasonably foreseeable future) “passive income” in the hands of the foreign corporation.  In determining whether a non−U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We believe that we were not a PFIC for U.S. federal income tax purposes for the 2013 taxable year. However, because our PFIC status is determined annually and depends on the composition of our income and the market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. holder held ordinary shares or warrants, unless an election has been made to be taxed under one of the alternative regimes discussed below, gain recognized by a U.S. holder on a sale or other disposition (including certain pledges) of the ordinary shares or warrants would be allocated ratably over the U.S. holder’s holding period for the ordinary shares or warrants. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Similar rules would apply to any distribution in respect of shares in excess of 125% of the average of the annual distributions received by a U.S. holder during the preceding three years or such holder’s holding period, whichever is shorter.

Notwithstanding the default PFIC rules described in the preceding paragraph, certain elections may be available that would result in alternative tax consequences; i.e., the “qualified electing fund” or “QEF” election and the “mark to market” election. Under the “qualified electing fund” regime, we would have to provide information that enables the U.S. holder to make the election, but we are not obligated to provide such information. U.S. holders should consult their tax advisors to determine under what circumstances these elections would be available and, if available, what the consequences of the alternative treatments would be in their particular circumstances.

If a U.S. holder holds ordinary shares in any year in which we are treated as a PFIC with respect to such U.S. holder, the U.S. holder may be required to file Internal Revenue Service Form 8621 and certain other forms required by the United States Treasury Department.

U.S. holders should consult their tax advisors regarding the application of the PFIC rules to their investment in ordinary shares including the eligibility, manner and consequences to them of making a mark-to-market or QEF election with respect to our ordinary shares in the event that we are determined to be a PFIC.

Additional Tax on Investment Income

In addition to the income taxes described above, U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which generally includes dividends and capital gains. U.S. holders should consult their tax advisors with respect to the implications of the 3.8% Medicare contribution tax to their income and gains, if any, resulting from their ownership and disposition of their ordinary shares or warrants.

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

If certain conditions are met, individual U.S. holders must report information to the IRS with respect to their investment in stock or securities issued by a person other than a United States person.  Investors who are individuals and fail to report required information could become subject to substantial penalties. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implication of these reporting requirements on their investment in our ordinary shares or warrants.

Non-U.S. Holders of Ordinary Shares or Warrants

Except as provided below, a non-U.S. holder of ordinary shares generally will not be subject to U.S. income or withholding tax on the payment of dividends on, and the proceeds from the disposition of ordinary shares or warrants.

A non-U.S. holder may be subject to U.S. federal income tax on dividends received on ordinary shares or upon the receipt of income from the disposition of ordinary shares or warrants if (1) such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or a fixed place of business in the United States; (2) the individual non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (3) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax laws applicable to U.S. expatriates.

Non-U.S. holders may be subject to backup withholding on the payment of dividends on ordinary shares, or the proceeds from the disposition of ordinary shares or warrants made in the United States or by a U.S. related person, unless the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption. A U.S. related person for these purposes is a person with one or more specified relationships with the United States. In general, non-U.S. holders will not be subject to backup withholding with respect to the payment of proceeds from the disposition of ordinary shares or warrants by a foreign office of a broker.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

The above discussion is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of our ordinary shares or warrants.  Investors should consult their tax advisors concerning the tax consequences relating to the purchase, ownership and disposition of ordinary shares or warrants applicable to their particular situation.

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

In addition, our profits and cash flow will be negatively affected by the devaluation of the U.S. dollar in relation to the NIS since certain portion of our expenses, as discussed above, is denominated in NIS and such devaluation may increase it significantly (e.g. devaluation of the U.S. dollar against the NIS of 7% in 2013).

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

	Year Ended December 31,
	2009	2010	2011	2012	2013
NIS	0.7%	6.4%	(7.7)%	(2.1)%	(7.0)%
Euro	3.5%	7.4%	4.2%	(1.8)%	4.5%
Israeli Consumer Price Index	4.0%	2.7%	2.2%	1.6%	1.81%

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

Our exposure to market risk for changes in interest rates is immaterial primarily because our cash and cash equivalents are mostly deposited in short-term deposits and are used to satisfy our working capital requirements and our debt is mainly comprised of the ability to draw credit under the Convertible Loan, as described above in “- Liquidity and Capital Resources – Principal Financing Activities”. For purposes of specific risk analysis, we use a sensitivity analysis to determine the impact that market risk exposure may have on the financial income derived from our cash and cash equivalents. The potential loss to us over one year that would result from a hypothetical change of 10% in the LIBOR or other prime interest rates would be immaterial, as we do not have any borrowings linked to variable interest rates.

ITEM 12.                DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.                DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.                MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.                CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and CFO as of December 31, 2013. Based upon that evaluation, our management, including our CEO and CFO, concluded that our disclosure controls and procedures as of December 31, 2013 are effective.

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

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013 based on the 1992 framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and CFO, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2013 is effective.

Changes in internal control over financial reporting

In management’s assessment of the effectiveness of our internal control over financial reporting included in our Annual Report on Form 20-F for the fiscal year ended December 31, 2012, we reported, among other things, that our internal control over financial reporting was deemed to be not effective as of December 31, 2012 and that, during 2013, we would continue to implement, in accordance with the Sarbanes-Oxley Act of 2002, or SOX, internal control measures to further improve our internal controls over financial reporting in order to become compliant with all SOX requirements by the end of fiscal 2013. In particular, during 2013, we have further improved and enhanced our internal control over financial reporting by implementing new procedures and controls relating to all material business processes. Based on our testing of these redesigned processes, controls and procedures, management believes that the steps taken during 2013 have resolved the material weaknesses in internal control over financial reporting described above for a period of time sufficient to conclude that our internal controls over financial reporting are now effective.

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.             PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on June 17, 2013, our shareholders re-appointed Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, or KPMG, to serve as our independent registered public accounting firm until the next annual meeting. The following table sets forth, for each of the years indicated, the fees paid or payable to KPMG for the period indicated.

	2013	2012
Audit Fees (1)	$185,000	$135,000
Audit-Related Fees	-	-
Tax Fees (2)	$5,000	$5,000
All Other Fees(3)	$8,500	-
Total	$198,500	$140,000

(1)
Audit fees consist of services that have been provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to services performed by the tax division for tax compliance and advice.

(3)	All other fees relate to services performed relating to the submission of a marketing grant application.

Pre-approval Policies and Procedures

The audit committee of our board of directors approves, in advance, all audit, audit-related, tax and other services to be provided by KPMG.  None of the services provided by KPMG in 2013 or 2012 was approved under the de minimus exception provision described in paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

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

•
We have chosen to follow our home country practice in lieu of the requirements of NASDAQ Rule 5635(c) (relating to shareholder approval required prior to the issuance of securities when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees or consultants) and Rule 5635(d) (relating to shareholder approval required prior to the issuance of securities in connection with a transaction other than a public offering involving the issuance or potential issuance by us of ordinary shares equal to 20% or more of the ordinary shares or 20% or more of the voting power outstanding before the issuance). We follow the provisions of the Israeli Companies Law with regard to transactions with our affiliates, i.e., our controlling shareholder and our directors and officers, including private placement transactions, as described in more detail in Item 10.B. – "Memorandum and Articles of Association – Approval of Specified Related Party Transactions under Israeli Law – Private Placements."

ITEM 16H.             MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                FINANCIAL STATEMENTS

The Company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.                FINANCIAL STATEMENTS

ITEM 19.                EXHIBITS

List of Exhibits

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (2)

2.1	Specimen Form of Ordinary Share Certificate (3)

2.2	Form of Public Warrant (4)

4.1           Amended RiT Technologies Ltd. 2003 Share Option Plan (5)

4.2	Form of Indemnification Agreement (6)

4.3	MOU between the Registrant and Invencom (former name Quartz Ltd.), dated July 1, 2010 and Addendum to the MOU dated May 12, 2011(7)

4.4	MOU between the Registrant and Invencom, dated December 11, 2012 (8)

4.5	Product Alliance Agreement, between the Registrant and STINS COMAN, dated February 19, 2010 (9) and Services Agreement between the Registrant and STINS COMAN, dated July 28, 2011 (10)

4.6	Convertible Loan Agreement, between the Registrant and STINS COMAN, dated June 11, 2009 (11)

4.7
Addendum to the Convertible Loan Agreement, dated February 17, 2010 (12), Addendum to the Convertible Loan Agreement, dated April 14, 2011 (13),  Amendment to the Convertible Loan Agreement, dated December 8, 2011(14), Amendment to the Convertible Loan Agreement, dated April 17, 2012 (15), Amendment to the Convertible Loan Agreement, dated August 6, 2012 (16) and Amendment to the Convertible Loan Agreement, dated October 23, 2012 (17)

4.8	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated May 17, 2010 (18)

4.9	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated September 13, 2010 (19)

4.10	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated March 15, 2011 (20)

4.11	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 15, 2011 (21)

4.12	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated December 8, 2011 (22)

4.13	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 26, 2012 (23)

4.14	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated December 5, 2012 (24)

4.15	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated March 14, 2013 (25)

4.16	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 17, 2013 (26)

4.17	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated September 12, 2013 (27)

4.18	Technology Purchase Agreement, between the Registrant and Invencom, dated June 26, 2012 (28)

4.19	Securities Purchase Agreement, between the Registrant and Invencom, dated September 10, 2012 (29)

4.20	Form of Underwriter Warrant (30)

4.21	Compensation Policy for Executive Officers and Directors (31)

4.22	Equity Distribution Agreement, between the Registrant and Maxim Group LLC, dated May 21, 2013 (32)

4.23	Form of Warrant Agency Agreement of Public Warrants (33)

4.24	International Distributor Agreement, between the Registrant and Stins Corp., dated May 1, 2005 (34) as amended by Addendum dated as of December 23, 2013 (35)

8.1	List of Subsidiaries (36)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm.*

101
The following financial information from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income; (iv) Consolidated Statements of Changes in Shareholders’ Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail*

_____________________
(1)	Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form F-1 , filed with the SEC on August 7, 2013.

(2)	Incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form F-1, filed with the SEC on August 7, 2013.

(3)	Incorporated by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(4)	Incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form F-1/A, filed with the SEC on November 18, 2013.

(5)	Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form F-1, filed with the SEC on August 7, 2013.

(6)	Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 11, 2009.

(7)	Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2011, filed with the SEC on May 11, 2012.

(8)	Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013.

(9)	Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on May 17, 2010.

(10)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on August 25, 2011.

(11)	Incorporated by reference to Annex B of Exhibit 99.3 to the Registrant's Form 6-K filed with the SEC on August 11, 2009.

(12)	Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 29, 2010.

(13)	Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 18, 2011.

(14)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on December 19, 2011.

(15)	Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 24, 2012.

(16)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on August 14, 2012.

(17)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on October 30, 2012.

(18)	Incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 29, 2010.

(19)	Incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(20)	Incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(21)	Incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2011, filed with the SEC on May 11, 2012.

(22)	Incorporated by reference to Exhibit 4.11 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2011, filed with the SEC on May 11, 2012.

(23)	Incorporated by reference to Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013.

(24)	Incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013.

(25)	Incorporated by reference to Exhibit 4.15 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013.

(26)	Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K filed with the SEC on June 19, 2013.

(27)	Incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form F-1/A, filed with the SEC on November 18, 2013.

(28)	Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.2 to the Registrant’s Form 6-K filed with the SEC on July 3, 2012.

(29)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on September 12, 2012.

(30)	Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form F-1/A, filed with the SEC on November 18, 2013.

(31)	Incorporated by reference to Annex B of Exhibit 99.2 to the Registrant’s Form 6-K filed with the SEC on May 9, 2013.

(32)	Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K filed with the SEC on May 21, 2013.

(33)	Incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form F-1/A, filed with the SEC on November 19, 2013.

(34)	Incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Registrant with the SEC on May 15, 2008.

(35)	Incorporated by reference to Annex B of Exhibit 99.1 to the Registrant’s Form 6-K filed with the SEC on January 21, 2014.

(36)	Incorporated by reference to Exhibit 8.1 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2004, filed with the SEC on March 31, 2005.

*	Filed herewith.

**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD.

By:	/s/ Motti Hania
Name: Motti Hania
Title: President and Chief Executive Officer

April 28, 2014

RiT Technologies Ltd. and Subsidiaries Consolidated Financial Statements As of and for the year ended December 31, 2013

RiT Technologies Ltd.
and Subsidiaries

Consolidated Financial Statements as of December 31, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2013 and 2012 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
April 23, 2014

RiT Technologies Ltd. and Subsidiaries

Consolidated Balance Sheets

		December 31,
		2013	2012
	Notes	US$ thousands	US$ thousands
Assets
Current Assets:	8
Cash and cash equivalents		5,194	2,183
Trade receivables, net *		3,839	1,998
Other current assets		237	461
Inventories		3,647	3,359
Total Current Assets		12,917	8,001

Assets held for severance benefits	4	1,161	1,126
Property and equipment, net	3	500	545
Total Non-Current Assets		1,661	1,671

Total Assets		14,578	9,672

Liabilities and Shareholders' Equity
Current Liabilities:
Short term loan	8	-	174
Trade payables		1,878	1,234
Other payables and accrued liabilities	8	1,933	1,628
Total Current Liabilities		3,811	3,036

Principal shareholder convertible loan	6	2,000	3,000
Liability in respect of employees' severance benefits	4	1,338	1,346
Total Non-Current Liabilities		3,338	4,346
Total Liabilities		7,149	7,382

Commitments and Contingencies	5

Shareholders' Equity:	6
Ordinary shares NIS 0.8 par value each (50,000,000 and 10,000,000 shares authorized as of December 31, 2013 and 2012, 12,763,218 and 7,693,792 shares issued and fully paid as of December 31, 2013 and 2012, respectively)		2,782	1,644
Treasury stock		(27)	(27)
Additional paid-in capital		66,942	53,413
Accumulated deficit		(62,268)	(52,740)
Total Shareholders' Equity		7,429	2,290

Total Liabilities and Shareholders' Equity		14,578	9,672

*	Includes balances in the amounts of $398 thousand and $177 thousand with related parties as of December 31, 2013 and 2012, respectively (see also Note 9).

/s/ Israel Frieder	/s/ Motti Hania
Director	President and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Operations

		For the year ended December 31,
		2013	2012	2011
	Notes	US$ thousands	US$ thousands	US$ thousands

Sales*	8	11,179	8,436	13,720

Cost of sales	8	7,864	7,065	7,489

Gross profit		3,315	1,371	6,231

Operating expenses

Research and development, gross		4,683	3,922	1,871
Less – Government Grants	5	(558)	-	-

Research and development, net		4,125	3,922	1,871
Sales and marketing		4,786	5,465	5,684
General and administrative		3,803	3,043	2,463

Total operating expenses		12,714	12,430	10,018

Operating loss		(9,399)	(11,059)	(3,787)

Financing expenses, net	8	(129)	(48)	(102)

Other income, net		-	-	32

Loss before income tax		(9,528)	(11,107)	(3,857)

Taxes on income	7	-	-	-

Net Loss		(9,528)	(11,107)	(3,857)

Net Loss Per Share - Basic and Diluted (in US$)	2	(1.04)	(1.91)	(0.88)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted		9,138,947	5,802,803	4,378,942

*See Note 9 for transactions with related parties.

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

							Additional
		Deferred	Ordinary	Treasury	Ordinary	Treasury	Paid - In	Accumulated
		Shares *	Shares *	Stock *	Shares	Stock	Capital	Deficit	Total
		Number of Shares			US $ In Thousands
Balance as of January 1, 2011		17,030	3,973,539	2,125	854	(27)	39,880	(37,776)	2,931
Conversion of convertible loan from principal shareholder	6	-	1,222,667	-	269	-	5,154	-	5,423
Stock compensation expense		-	-	-	-	-	502	-	502
Exercise of stock options		-	12,916	-	3	-	33	-	36
Net loss for the year		-	-	-	-	-	-	(3,857)	(3,857)
Balance as of December 31, 2011		17,030	5,209,122	2,125	1,126	(27)	45,569	(41,633)	5,035

Conversion of convertible loan from principal shareholder	6	-	2,265,857	-	474	-	7,587	-	8,061
Transaction with related party	6	-	-	-	-	-	(584)	-	(584)
Issuance of shares to related party	6	-	218,813	-	44	-	540	-	584
Stock compensation expense		-	-	-	-	-	301	-	301
Net loss for the year		-	-	-	-	-	-	(11,107)	(11,107)
Balance as of December 31, 2012		17,030	7,693,792	2,125	1,644	(27)	53,413	(52,740)	2,290

Conversion of convertible loan from principal shareholder	6	-	2,053,398	-	454	-	8,092	-	8,546
Issuance of shares	6	-	3,000,000	-	681	-	4,248	-	4,929
Issuance of Warrants	6	-	-	-	-	-	17	-	17
Issuance of shares At-The-Market		-	16,028	-	3	-	-	-	3
Stock compensation expense		-	-	-	-	-	1,172	-	1,172
Net loss for the year		-	-	-	-	-	-	(9,528)	(9,528)
Balance as of December 31, 2013		17,030	12,763,218	2,125	2,782	(27)	66,942	(62,268)	7,429

*	Ordinary Shares – NIS 0.8 par value
Authorized shares: 50,000,000 and 10,000,000 Ordinary Shares as of December 31, 2013 and 2012 respectively, issued and outstanding Ordinary Shares 12,765,343 and 7,695,917 as of December 31, 2013 and  2012, respectively, (including 2,125 shares are held by a subsidiary) and 12,763,218 and 7,693,792 issued and outstanding as of December 31, 2013 and 2012, respectively, (not including 2,125 held by a subsidiary).
Deferred Shares – NIS 0.1 par value
Authorized shares:20,230 Deferred Shares as of December 31, 2013 and 2012; issued and outstanding 17,030 as of December 31, 2013 and 2012.

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31,
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands

Net loss for the year	(9,528)	(11,107)	(3,857)
Adjustments to recognize net loss to net cash
used in operating activities:
Severance pay benefits, net	(77)	76	6
Depreciation of property and equipment	174	190	128
Stock compensation expense	1,172	301	502
Loss on sale of fixed assets	-	5	-
Interest on principal shareholder convertible loan	46	73	54
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	(1,841)	1,923	(662)
Decrease (increase) in other current assets	(18)	347	(308)
Decrease (increase) in inventories	(288)	420	(469)
Increase (decrease) in trade payables	599	(1,236)	79
Increase (decrease) in other payables and accrued expenses	581	197	(62)
Net cash used in operating activities	(9,180)	(8,811)	(4,589)

Investing activities:
Purchase of property and equipment	(84)	(501)	(107)
Net cash used in investing activities	(84)	(501)	(107)

Financing activities:
Proceeds from short term loans	218	1,151	1,145
Repayment of short term loans	(392)	(1,139)	(1,242)
Proceeds from issuance of shares and warrants, net of issuance expenses	4,949	-	-
Proceeds from principal shareholder convertible loan	7,500	10,599	4,250
Proceeds from exercise of stock options	-	-	36
Net cash provided by financing activities	12,275	10,611	4,189

Net increase (decrease) in cash and cash equivalents	3,011	1,299	(507)
Cash and cash equivalents, beginning of year	2,183	884	1,391
Cash and cash equivalents, end of year	5,194	2,183	884
Non cash investing activities:
Purchase of property and equipment	45	-	20

Non cash financing activities:
Conversion of loans	8,546	8,645	5,423

Cash paid during the year for:
Interest	4	19	25

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 1 - General

RiT Technologies Ltd., an Israeli company, which was incorporated and commenced operations in 1989, pioneered the development of intelligent physical layer solutions, designed to provide superior control, utilization and maintenance of networks. The Company is a leading provider of intelligent infrastructure management (IIM) solutions and a developer of an innovative indoor optical wireless technology solution.

The Company IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. The products help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions.

The Company Beamcaster™ product is the first of the Company’s indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. During the third quarter of 2013, the Company commenced selling initial pilot installations of Beamcaster™.

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

The Company has significant losses attributable to its operations. To Date, the Company has managed its liquidity through a series of cost reduction initiatives, expansion of its sales into new markets, private placement transactions and raising capital through sales and issuance of its stock to the public. During 2012 and through November 2013 the Company was supported through the line of credit from its majority shareholder. In November 2013 the Company raised approximately US$6 million (excluding expenses) through the issuance of shares via an F-1 registered offering.

Based on the most current sales and spending projections, the Company anticipates that its existing capital resources, including, as necessary, the line of credit available under the Convertible Loan Agreement from its majority shareholder (as described in Note 6), will be adequate to satisfy its working capital and capital expenditure requirements for at least the remainder of 2014. The Company may need to raise additional funds to support the execution of its long-term growth strategy through the line of credit from the majority shareholder or additional capital raises. There is no assurance that the Company will be able to raise additional capital.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

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

B.           Estimates and assumptions in the financial statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. These are management's best estimates based on experience and historical data.  Actual results, however, may vary from these estimates.

C.           Principles of consolidation

These consolidated financial statements include RiT Technologies Ltd. and its wholly-owned subsidiary in the United States. All intercompany transactions and balances were eliminated in consolidation.

D.           Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

E.           Allowance for doubtful accounts

Accounts receivable are recorded at cost, less related allowance for doubtful accounts receivable.  Management considers current information and events regarding customers’ ability to repay their obligations and judges its accounts receivable to be impaired when it is probable that the Company will not be able to collect all amounts due.

The balance sheet allowance for doubtful accounts for all periods through December 31, 2013 is determined as a specific amount for those accounts, collection of which is not probable.

F.           Inventories

Inventories are valued at the lower of cost or market value. Cost of inventory is determined on the "Weighted Average Cost Method" basis.

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

Note 2 - Summary of Significant Accounting Policies

I.            Revenue recognition

The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Shipping and other transportation costs charged to buyers are recorded in both sales and cost of sales.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and therefore are excluded from revenues in the consolidated statements of operations.

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

L.           Allowance for product warranty

It is the Company's policy to grant a warranty for certain products.  The balance sheet provision for warranties for all periods through December 31, 2013 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses. The liability for product warranty at December 31, 2013 and 2012 was $100,000.

M.          Stock option plans

The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation -Stock Compensation as follows: When portions of an award vest in increments during the requisite service period (graded-vesting award), the Company’s accounting policy is to recognize compensation cost for the entire award over the requisite service period.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

N.           Impairment of Long-Lived Assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall long-lived assets, such as property, equipment and purchase intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. No impairment charges were recorded during 2013, 2012 and 2011.

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

The total number of shares related to the outstanding options excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 1,021,071 stock options for the year ended December 31, 2013 (for the year ended December 31, 2012 – 552,386 stock options ; for the year ended December 31, 2011 – 261,320 stock options).

R.           Treasury Shares

Holdings of the Company’s shares by a consolidated subsidiary are presented as treasury stock, and are excluded from the calculation of loss per share.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

S.	Fair value measurements

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

T.           Comprehensive income

For the years ended December 31, 2013, 2012 and 2011, comprehensive income equals net income.

Note 3 - Property and Equipment

Property and equipment, net, consist of the following:

	December 31
	2013	2012
	US$ thousands	US$ thousands
Cost
Research and development equipment	1,661	1,582
Manufacturing equipment	614	591
Office furniture and equipment	1,449	1,422
Leasehold improvements	242	242
	3,966	3,837
Accumulated depreciation	3,466	3,292

Property and equipment, net	500	545

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 was US$174,000, US$190,000 and US$128,000, respectively.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

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

According to Section 14 to the Severance Pay Law ("Section 14") the payments of monthly deposits by a company into recognized severance and pension funds or insurance policies, releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14.  Commencing from July 2010, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, beginning at that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees subject to certain salary and other adjustments. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

Severance pay expense for the years ended December 31, 2013, 2012 and 2011 was $369,000, $431,000 and $326,000, respectively.

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

As of December 31, 2013, total commitment payable to the OCS, excluding interest to date, amounted to approximately US$0.3 million for the Beamcaster solution products and approximately US$0.9million for the Company’s IIM products.

Royalties expenses to the OCS are classified as part of cost of sales (see Note 8).

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Commitments and Contingencies

B.           Lease commitments

1.	Premises occupied by the Company and its US subsidiary are rented under various operating leases.

The lease agreements in Israel for the premises in Tel-Aviv and Rosh Ha'ayin expire in December 2013 (see Note 10 relating to the renewal of the lease agreement) and June 2014, respectively. The lease agreement for the premises in New Jersey is month-to-month and can be terminated upon 30 days notice. The lease agreement for the representative office in Beijing, China, expires in January 2014.

Minimum future rental payments due under the above leases (except for New Jersey), at rates in effect on December 31, 2013, are US$48,000 to be payable through 2014.

Part of the lease agreements in Israel is secured by a bank guarantee in the amount of approximately US$25,000.

Lease expense was US$487,000, US$524,000 and US$460,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

2.
The Company has several operating leases in respect of motor vehicles. These lease agreements expire on various dates up to 2016. Minimum future lease payments due under the above leases on December 31, 2013:

Year ending December 31	US$ thousands
2014	230
2015	215
2016	55

500

Lease expense was US$233,000, US$184,000 and US$233,000 for the years ended December 31, 2013, 2012 and 2011, respectively.

C.           Other commitments

As of December 31, 2013, bank guarantees in the amount of approximately US$17,000 have been issued, for VAT commitments and customs duty on importation.

D.           Concentration of credit risk

Financial instruments that may subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

Cash and cash equivalents are deposited with major financial institutions in Israel and in the United States.

The Company grants credit to customers without generally requiring collateral or security. The Company performs ongoing credit evaluations of the financial condition of its customers. The risk of collection associated with certain trade receivables is reduced by The Israeli Credit Insurance Company (ICIC) and the large number and geographical dispersion of the Company's customer base.

On significant sales and on sales in areas where there is a risk of collection, the Company secures the payment by a customer bank guarantee (L.C.) as applicable.

See also Note 9 for related party transactions.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 5 - Commitments and Contingencies

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

Note 6 - Shareholders’ Equity

A.           Share Capital

1.	As of December 31, 2013, the number of the ordinary shares outstanding is 12,763,218.

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

Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan, originally of up to US$10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. The Maximum Amount was increased several times via additional addendums signed on February 17, 2010, April 14, 2011, December 8, 2011, April 17, 2012, August 6, 2012 and October 23, 2012  and currently is US$35 million. At any time commencing October 1, 2009 through December 31, 2015, the Company may call and receive any portion of the loan from STINS COMAN, but no more than US$5 million at a time (up to the said Maximum Amount of US$35 million) and at intervals of at least 30 days between each call request.

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

During 2013 and 2012 the Company drew approximately $7.5 million and $10.6 million, respectively, under the Convertible Loan Agreement and STINS COMAN has converted approximately $8.5 million and $8.0 million (principal and interest) into 2,053,398 and 2,265,857 ordinary shares, respectively.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Shareholders’ Equity (cont’d)

A.           Share Capital (cont’d)

As of December 31, 2013, the Company had drawn cumulatively approximately $26.9 million principal loan under the Convertible Loan Agreement and STINS COMAN has converted approximately $24.9 million (principal and interest) into 6,844,535 ordinary shares.

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

The Company recorded the transfer of the technology at historical cost (net book value at the time of transfer). Any difference between the convertible loan amount of $583,270 assumed and the historical cost of the net assets acquired was accounted as an equity transaction. The historical cost (net book value at the time of transfer and sale) of the technology at the time of the transfer of the technology on the related party books was deemed zero.

In September 2012, the related party converted the loan amount and interest accrued thereon into 218,813 ordinary shares pursuant to a Securities Purchase Agreement, dated as of September 10, 2012, reflecting a conversion price of $2.67 per share.

4.
During the year ended December 31, 2013 the Company issued 16,028 shares and raised approximately US$55,000 in an at-the-market offering of securities.  After deducting the expenses related to the offering, the Company recorded US$3,000, net of expenses, in the statement of shareholders’ equity via the at-the-market offering.

5.
On November 27, 2013 the Company closed a US$6 million underwritten public offering of  3,000,000 ordinary shares and warrants to purchase up to 1,500,000 ordinary shares at an offering price of $2.00 per share and $0.01 per warrant. In addition, the underwriter exercised its over-allotment option to purchase warrants to acquire an additional 225,000 ordinary shares at an offering price of $0.01 per warrant. The warrants have a per share exercise price of $2.50, are exercisable immediately, and expire 5 years from the date of issuance.  In addition, the Company issued the underwriters warrants to purchase up to an aggregate of five percent (5%) of the ordinary shares sold in the offering (150,000 warrants). These warrants are exercisable commencing 12 months after the closing of the public offering and are exercisable in whole or in part for four years thereafter  and have an exercise price equal to 125% of the offering price of the ordinary shares sold ($2.50). The warrants began trading on The NASDAQ Capital Market on November 22, 2013 under the symbol “RITTW.” A registration statement on Form F-1 relating to the offering was filed with the Securities and Exchange Commission. The net amount received by the Company from the offering, after deducting all offering expenses was $4,946,000.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Shareholders’ Equity (cont’d)

B.           Share options

At December 31, 2013, the Company has several employee compensation plans. The Company recognizes all employee stock based compensation as a cost in the financial statements at fair value.

The Company’s option awards are primarily subject to graded vesting over a service period.  In those cases, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The fair value of each option grant is estimated on the measurement date using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the share is the market value of such shares at the date of issuance.

2.           Dividend yield of zero percent for all relevant periods.

3.	Average risk free interest rates are as follows:

Year ended December 31%

2013	0.60
2012	0.50
2011	0.80

4.
Expected term of 1-4 years for each option granted, (mainly 4). The Company utilizes the simplified method to determine the expected term of options granted.  The Company is unable to rely on its historical exercise data due to the significant fluctuation and volatility in its share price and the significant change in senior management over the past few years.

5.	Volatility ranged between 130.7% - 133.6%, 130.3% - 134.4% and 117.4% – 136.6% for options granted during the years ended December 31, 2013, 2012 and 2011, respectively.

The exercise price for options granted to employees generally are equal the fair value of the Company’s ordinary shares at the date of grant.

1.	RiT Technologies Ltd. 2003 Option Plan

In July 2003, the Board of Directors of the Company adopted the RiT Technologies Ltd. 2003 Share Option Plan, or the 2003 Plan, which is currently administered by the Board of Directors (or the Share Incentive Committee appointed by the Board to administer the 2003 Share Option Plan). The purpose of the 2003 Plan is to provide incentives to employees, directors, consultants and contractors, or any subsidiary thereof.  The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the Board of Directors, as specified in the grant letter issued to the grantee. The contractual life of options granted under the plan is six years. Unless otherwise determined by the Board of Directors, the options fully vest on the third anniversary following their grant, vesting in three equal annual installments.

As of December 31, 2013, the number of options granted under the 2003 Plan is 1,510,728 options and the number of options outstanding under the 2003 Plan is 1,012,666 options. As of December 31, 2013, 874,286 options are available for future grant (following an increase of 1,000,000 options to the options- reserve under the 2003 Option plan, approved by the Company’s Board of Directors in July 2013).

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Shareholders’ Equity (cont’d)

2.             RiT Technologies Inc. Employee Stock Option Plan

In May 1999, the Board of Directors of the Company adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase the Company’s ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by the Board of Directors which designates the optionees, dates of grant and the exercise price of the options. Unless otherwise determined by the board of directors, the contractual life of options granted under the plan is six years.

As of December 31, 2013, the number of options granted under the RiT Inc. Plan is 27,242 options and the number of options outstanding under the RiT Inc. Plan is 8,405 options. The RiT Inc. Plan expired during May 2009.

3.	Stock Options granted under the Share Option Plans are as follows:

			Weighted
	Number of	Weighted Average	average grant date
	options	exercise price	fair value
		US$	US$
Options unexercised as of January 1, 2011	58,792

Granted	217,850	5.85	3.18
Exercised	(12,916)	2.82	4.33
Expired	(1,376)	13.99	3.3
Forfeited	(1,030)	9.48	3.26

Options unexercised as of December 31, 2011	261,320

Granted	338,038	3.77	3.69
Exercised	-	-	-
Expired	(6,240)	10.20	11.46
Forfeited	(40,732)	4.01	15.77

Options unexercised as of December 31, 2012	552,386

Granted	557,000	3.86	3.86
Exercised	-	-	-
Expired	(4,563)	9.71	12.82
Forfeited	(83,752)	3.81	3.81

Options unexercised as of December 31, 2013	1,021,071

At December 31, 2013, total compensation cost related to option awards not yet recognized amount to $1,228,822 and will be recognized in the statements of operations during fiscal years 2014 – 2016.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 6 - Shareholders’ Equity (cont’d)

The following table summarizes information about stock options outstanding as of December 31, 2013:

	Options outstanding			Options exercisable
	Number of	Weighted		Number of
	shares	average		exercisable
	unexercised as of	remaining	Average	shares as of	Average
	December 31	contractual	exercise	December 31	exercise
Rates of exercise	2013	life	price	2013	price
prices in US$		In years	US$		US$
3.00-3.80	502,600	4.98	3.56	236,700	3.59
4.00-5.44	363,318	4.91	4.28	70,807	4.14
7.50-9.84	123,688	0.30	7.56	123,688	7.56
10.24-22.56	31,465	1.18	14.53	31,465	14.53

	1,021,071			462,660

At December 31, 2013, options with an average exercise price of $5.48 were exercisable for 462,660 shares. At December 31, 2012, options with an average exercise price of $7.12 were exercisable for 253,417 shares.

Weighted average exercise prices for the options outstanding at December 31, 2013 and 2012 were $4.64 and $5.35, respectively.

Weighted average remaining contractual life of outstanding options at December 31, 2013 and 2012 was 4.27 and 3.96 years.

The Company recorded stock option expense of $1,172,000, $301,000 and $502,000 for the years ended December 31, 2013, 2012 and 2011, respectively, in relation to grants under it share option plans.

C.           Dividends

Dividends may be paid by the Company only out of the Israeli Company’s earnings and other surpluses as calculated in Israeli currency and as defined in the Israeli Companies Law as at the end of the most recent fiscal year or as accrued over a period of the last two years whichever is higher.  Such dividends will be declared and paid in NIS. There are no restrictions on the ability of the US subsidiary to transfer funds to its parent, and there are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends. To date the Company has never declared or paid any cash dividends on its ordinary shares. The Company currently intends to retain any future earnings to finance operations and to expand its business and, therefore, does not expect to pay any cash dividends in the foreseeable future

Note 7 - Taxes on Income

A.	Israel tax reform

Presented hereunder are the tax rates relevant to the Company in the years 2011-2013:

2011 – 24%
2012 – 25%
2013 – 25%

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

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

D.           Tax assessment and tax loss carry forwards

The Company has not received final tax assessments since its incorporation. In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2009 tax year can be regarded as final. The Company's Israeli tax loss carry forward are denominated in NIS and approximates US$63.2 million as of December 31, 2013, and can be carried forward indefinitely against future taxable business income.

The U.S. subsidiary is taxed under the U.S. Federal and State income tax rules. As of December 31, 2013, the U.S. subsidiary has Federal tax loss carry forwards of approximately US$6.5 million, which will expire between 2017 and 2033. Following the change in control which occurred in the parent company in June 2008, the U.S. subsidiary might be exposed to an ownership change as defined in the Internal Revenue Code Section 382. An ownership change occurs when the ownership percentage of 5% or greater stockholders changes by more than 50% over a three-year period. As a result, the utilization of approximately US$1.5 million of the tax loss carry forwards in the U.S. subsidiary might be severely limited.

E.           Deferred tax assets

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2013	2012
	US$ thousands	US$ thousands
Deferred tax assets:
Allowance for doubtful accounts	163	136
Severance pay	47	64
Vacation pay	95	69
Research and development	1,023	806
Tax loss carry forwards	18,497	14,401
Total gross deferred tax assets	19,825	15,476

Valuation allowance	(19,825)	(15,476)

Net deferred tax assets	-	-

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 - Taxes on Income (cont’d)

The net change in valuation allowance for the year ended December 31, 2013 was an increase of US$4.3 million (increase of US$2.6 million and US$3 million in 2012 and 2011 respectively).

Deferred tax assets for future benefits are included where their realization is more likely than not.
Because of history of taxable losses, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets. As such, the Company has recorded a full valuation allowance in regard of all its tax loss carry forwards as well as for other deductible temporary differences at December 31, 2013 and 2012.

F.	Loss before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense

The components of loss before income tax expense are as follows:

	Year ended December 31
	2013	2012	2011
Israel	(9,013)	(10,583)	(3,587)
United States	(515)	(524)	(270)

Loss before income tax expense	(9,528)	(11,107)	(3,857)

F.	Loss before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense (con’t)

A reconciliation of the theoretical income tax expense, assuming all loss is taxed at the Israeli statutory income tax rate of 25% for the year ended December 31, 2013, 25% for the year ended December 31, 2012 and 24% for the year ended December 31, 2011, and the actual income tax expense, is as follows:

	Year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Loss before income tax expense	(9,528)	(11,107)	(3,857)

Theoretical income tax benefit at Israeli
statutory tax rates	(2,382)	(2,777)	(926)
Non-deductible expense	28	15	14
Issuance of shares related expenses	(97)	-	-
Stock compensation expense	305	75	120
Change in valuation allowance	4,349	2,587	2,982
Adjustments arising from differences on the tax rate	(53)	(19)	(43)
Tax rate change	(1,023)	-	(3,141)
Difference in basis measurement between book
and tax and others	(1,127)	119	994

Income tax expense for the reported year	-	-	-

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 7 - Taxes on Income (cont’d)

G.           Accounting for uncertainty in income taxes

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. This standard prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

During 2013, 2012 and 2011 the Company and its subsidiary did not have any unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiary do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Note 8 - Supplementary Financial Statements Information

A.           Balance Sheets

1.           Cash and cash equivalents

Comprised of:

	December 31
	2013	2012
	US$ thousands	US$ thousands
Cash and deposits *	5,194	2,183

*
As of December 31, 2013, US$56 thousand (2012: US$51thousand) is deposited in NIS bearing an average annual interest of 0.15% (2012: 1.00%). US$42 thousand (2012: US$41 thousand) was pledged against the Company's bank guarantees and the Company maintains balances in the account to cover this guarantee.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Supplementary Financial Statements Information (cont’d)

A.           Balance Sheets (cont’d)

2.           Trade receivables, net

Trade receivables, net, consist of the following:

	December 31
	2013	2012
	US$ thousands	US$ thousands
Trade receivables	4,454	2,542
Less allowance for doubtful accounts (*)	(615)	(544)

	3,839	1,998

*           The following are the changes in the allowance for doubtful accounts:

Changes in the allowance for doubtful accounts

US$ thousands
Balance as of January 1, 2011	66
Additions	197
Deductions	-

Balance as of December 31, 2011	263
Additions	281
Deductions	-

Balance as of December 31, 2012	544
Additions	252
Deductions	(181)

Balance as of December 31, 2013	615

3.           Other current assets

Other current assets consist of the following:

	December 31
	2013	2012
	US$ thousands	US$ thousands
Receivables from the Government of Israel:
Value added tax authorities	93	140
Prepaid expenses	144	80
Assets held for severance benefits	-	241

	237	461

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Supplementary Financial Statements Information (cont’d)

A.           Balance Sheets (cont’d)

4.	Inventories

Inventories consist of the following:

	December 31
	2013	2012
	US$ thousands	US$ thousands
Raw materials and subassemblies	2,252	1,628
Work in process	123	297
Finished products	1,272	1,434

	3,647	3,359

5.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31
	2013	2012
	US$ thousands	US$ thousands
Employees and employee institutions	976	769
Accrued expenses	653	369
Provision for product warranty	100	100
Liability in respect of severance benefits	-	276
Other	204	114

	1,933	1,628

6.	Short term loan

On December 31, 2010 the Company entered into a factoring agreement with CLAL Factoring. The Company is to pay a factoring fee of 0.6% and interest of prime plus 2.15% on all factored receivables. During 2013 the Company terminated the factoring agreement with CLAL Factoring and therefore as of December 31, 2013 there was no amount outstanding. At December 31, 2012 the balance outstanding was US$174,000. The proceeds received are presented within short term loans.

7.            Fair value measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the financial instruments as of December 31, 2013 and 2012 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The carrying amounts of cash and cash equivalents, trade receivables, other current assets, other payables and short term loans approximate the fair value because of the short maturity of these instruments.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Supplementary Financial Statements Information (cont’d)

B.           Statements of operations

1.            Sales (1)

(a)           Classification of sales by geographical destination:

	Year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
United States	110	91	1,360
Europe	3,841	3,194	5,660
Israel	2,467	2,118	2,137
South and Latin America	1,817	1,184	400
Asia Pacific	2,717	1,677	3,654
Rest of the world	227	172	509

	11,179	8,436	13,720

(1)   Sales are attributed to geographical areas based on location of customers.
      The Company’s property and equipment is primarily located in Israel.

(b)           Sales by major product lines:

	Year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Enterprise Solution	11,090	8,430	13,160
Carrier Solution	89	6	560

	11,179	8,436	13,720

(c)	Principal customers:

During the fiscal year ended December 31, 2013 there were three customers that represented 16%, 10%, and 10% of total sales. During fiscal year 2012 there were four customers that represented 14%, 12%, 10% and 10% of total sales. During 2011 there were no sales to customers exceeding 10% of total sales.

2.            Cost of sales

Cost of sales consists of the following:

	Year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Payroll and related benefits	886	723	868
Materials purchased	4,261	3,233	4,507
Subcontracted work	2,469	2,218	1,974
Royalties to the OCS	37	-	6
Write-down of inventories	581	818	49
Other production costs	499	471	378

	8,733	7,463	7,782
Decrease in inventories	(869)	(398)	(293)

	7,864	7,065	7,489

In December 2012 the Company declared end-of-life of Carrier products and as a result the Company recorded an inventory write-off totaling approximately US$701,000.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 8 - Supplementary Financial Statements Information (cont’d)

B.           Statements of operations (cont’d)

3.	Financing expense, net

Financing income, net, consists of the following:

	Year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Expenses:
Interest on short-term credits and bank charges	(26)	(50)	(26)
Interest on long-term principle shareholder loan	(45)	(73)	(54)
Exchange translation income (expenses), net	(60)	71	(24)
	(131)	(52)	(104)
Income:
Interest from banks and others	2	4	2

Financing expense, net	(129)	(48)	(102)

Note 9 - Related Parties Balances and Transactions

The Company is a party to many related party agreements and transactions. These agreements and transactions have all been approved by the appropriate bodies in accordance with the Israeli Companies Law – 1999 (as amended) and regulations promulgated thereunder based on the belief that the terms are beneficial to the Company and no less favorable to the Company than terms which might be available to the Company from unaffiliated third parties.

All transactions with related parties were at terms comparable to those applied to transactions with other customers or suppliers and other than the purchase of the Company’s indoor wireless optical network technology, were in the ordinary course of business and are mainly sales of the Company's products and purchases from related parties.

See Note 6 regarding the Company’s purchased indoor wireless optical network technology from a related party under common control and the issuance of shares to a controlling shareholder and to a related party.

RiT Technologies Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements

Note 9 - Related Parties Balances and Transactions (cont’d)

A.           Balances with related parties

The following related party balances are included in the balance sheets:

	December 31
	2013	2012
	US$ thousands	US$ thousands
Principal/controlling:
Trade receivables	398	177
Principle shareholder convertible loan	2,000	3,000

B.           Income from or expenses to related parties

The following related parties transactions are included in the statements of operations.

	Year ended December 31
	2013	2012	2011
	US$ thousands	US$ thousands	US$ thousands
Sales	1,120	329	383

Financing expense	45	73	54

Note 10 - Subsequent Events

During February 2014 the Company signed a new lease agreement for its offices in Tel Aviv. The lease agreement expires on December 31, 2016 and has an option for an additional two years. Annual lease payments under the lease agreement will be approximately US$402,000 and US$402,000 during 2014 and 2015, respectively.