Form 20-F
period 2014-12-31
RIT TECHNOLOGIES LTD
filed 2015-04-22
CIK 1041844

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended December 31, 2014

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

Eran Erov, VP Finance
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report (December 31, 2014): 15,541,306 Ordinary Shares (excluding 2,125 Ordinary Shares held as treasury shares) and 1,725,000 Warrants.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐  Yes      ☒  No
       `
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

☐  Yes       ☒  No

INTRODUCTION

Unless indicated otherwise by the context, all references in this annual report to:

•	"RiT","we", "us", "our", the "Registrant" or the "Company" are to RiT Technologies Ltd. and its wholly-owned subsidiaries;

•	“APAC” are to Asia Pacific;

•	“CIS” are to the Commonwealth of Independent States, i.e., Russia and the countries comprising the former Soviet Union;

•	"Companies Law" or the "Israeli Companies Law" are to the Israeli Companies Law, 5759-1999, as amended;

•
"Convertible Loan Agreement" or "Convertible Loan" are to the Convertible Loan Agreement between RiT and STINS COMAN, dated June 11, 2009, as amended on June 17, 2009, February 17, 2010, April 14, 2011, December 8, 2011, April 17,2012, August 6, 2012,  October 23, 2012 and August 12, 2014;

•	"dollars" or "$" are to United States Dollars;

•	"Enterprise" and "carrier" relate to the sectors we formerly identified as "datacom" and "telecom," respectively, with our enterprise solutions also referred to as our "IIM solutions";

•	"IIM" are to Intelligent Infrastructure Management;

•
"Invencom" are to Invencom Technologies Ltd. (formerly known as Quartz (Israel) Commerce & Investments Ltd.), an Israeli private company owned by the wife of Mr. Sergey Anisimov, Chairman of the Board of Directors of the Company and president of STINS COMAN;

•	“IWON” are to our Indoor Wireless Optical Network technology;

•	“NGN” are to Next Generation Networks;

•	“NIS” are to New Israeli Shekels, the currency of the State of Israel;

•	"R&D" are to research and development;

•	"SEC" are to the United States Securities and Exchange Commission; and

•	“STINS” or “STINS COMAN” are to STINS COMAN Incorporated, a Russian corporation headquartered in Moscow, Russia, and which is our largest shareholder.

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

Trademarks

We have obtained trademark registrations for our name "RiT" (together with our logo) and for our products "PatchView", "Centermind" and "Beamcaster". Unless indicated otherwise by the context, trade names, trademarks and/or service marks appearing throughout this annual report are trademarks of RiT, its subsidiaries and/or its affiliates and may be registered in certain jurisdictions.

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

Not applicable.

ITEM 3.                 KEY INFORMATION

3.A.        Selected Financial Data

We have derived the following selected consolidated balance sheet data as of December 31, 2014 and 2013, and the selected consolidated operating data for the years ended December 31, 2014, 2013 and 2012 from our audited consolidated financial statements included elsewhere in this annual report, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. We have derived the following selected consolidated balance sheet data as of December 31, 2012, 2011 and 2010 and the selected consolidated operating data for the years ended December 31, 2011 and 2010 from our audited consolidated financial statements which have been prepared in accordance with U.S. GAAP and that were filed with the SEC and are not included in this annual report.

You should read the following selected consolidated financial data together with "Item 5. - Operating and Financial Review and Prospects" and our consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this annual report.

Operating Data

	Year Ended December 31,
	2014	2013	2012	2011	2010
	(In thousands of US dollars except share and per share data)
Sales	$6,619	$11,179	$8,436	$13,720	$11,400
Cost of sales	5,196	7,864	7,065	7,489	6,319

Gross profit	1,423	3,315	1,371	6,231	5,081

Operating expenses:
Research and development, gross	3,003	4,683	3,922	1,871	1,976
Less – Government Grants	(234)	(558)	-	-	(73)

Research and development, net	2,769	4,125	3,922	1,871	1,903
Sales and marketing	3,948	4,786	5,465	5,684	4,581
General and administrative	4,021	3,803	3,043	2,463	2,012

Total operating expenses	10,738	12,714	12,430	10,018	8,496

Operating loss	(9,315)	(9,399)	(11,059)	(3,787)	(3,415)
Financing expenses, net	(77)	(129)	(48)	(102)	(71)
Other income (expense), net	(7)	-	-	32	-
Net loss	$(9,399)	$(9,528)	$(11,107)	$(3,857)	$(3,486)
Net loss per share - Basic and diluted	$(0.70)	$(1.04)	$(1.91)	$(0.88)	$(1.10)
Weighted average number of ordinary
shares outstanding - Basic and diluted	13,471,060	9,138,947	5,802,803	4,378,942	3,171,124

Balance Sheet Data

	As of December 31,
	2014	2013	2012	2011	2010
	(In thousands of US dollars)
Working capital	$4,715	$9,106	$4,965	$5,375	$4,361
Total assets	8,674	14,578	9,672	10,501	9,683
Share capital and additional paid-in capital (less treasury stock)	75,596	69,697	55,030	46,668	40,707
Shareholders' equity	3,929	7,429	2,290	5,035	2,931

3.B.        Capitalization and Indebtedness

Not applicable.

3.C.        Reasons for the Offer and Use of Proceeds

Not applicable.

3.D.        Risk Factors

Investing in our securities involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below, in addition to the other information contained elsewhere in this annual report, before investing in our securities. The following risk factors are not the only risk factors facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be seriously harmed

Risks Related to Our Business

We have a history of operating and net losses and we expect to incur additional losses in the foreseeable future.

We incurred net losses and negative cash flows from operating activities in each fiscal year since 2007 and we expect such losses and negative cash flows to continue in the foreseeable future. As of December 31, 2014, 2013 and 2012, we had working capital of $4,715,000, $9,106,000 and $4,965,000, respectively, and shareholders’ equity of $3,929,000, $7,429,000 and $2,290,000, respectively. For the years ended December 31, 2014, 2013 and 2012, we incurred net losses of $9,399,000, $9,528,000 and $11,107,000, respectively. We expect that we will continue to incur net losses and negative cash flows in 2015, even if our revenues increase as planned, and we may never achieve profitability. Even if we do achieve profitability in the future, we may not succeed in sustaining or increasing it on a quarterly or annual basis and we cannot assure that any future net income will offset our cumulative losses, which, as of December 31, 2014, were $71.7 million.

We have invested, and intend to continue to invest, significant resources in a new line of products based upon an unproven technology with which we have no meaningful previous experience.

In 2013 we introduced Beamcaster™, the first product in our indoor wireless optical network product family, addressing mainly the needs of open space officesand during the third quarter of 2013 we commenced selling initial pilot installations of Beamcaster™.

During 2014, we identified a number of issues in our Beamcaster product relating to the number of ports in the product and the optimal market for this product (i.e., high density open space offices), and are currently working on upgrading the Beamcaster configuration  as well as making marketing efforts to penetrate said optimal market. In order to leverage the IWON technology for other commercial applications, we continue to invest resources in developing and commercializing this technology. For example, we are currently examining additional potential applications for our IWON technology, primarily for a few industrial fields such as robotics communication applications, which may extend the time and increase the resources needed to complete the development and commercialization of this technology line.

While we believe that our experience in developing IIM solutions that optimize cable infrastructure is associated with the targeted markets of Beamcaster™, we do not have any meaningful previous experience in developing, marketing or distributing this type of product. The success of this new line of products will depend, among other factors, on market acceptance of the benefits anticipated from Beamcaster™. In addition, as we continue the development of the Beamcaster family of products and IWON technology, we may encounter additional technical or other difficulties that could delay the timely introduction of enhancements to these products. Even if we are able to successfully continue the development of these products, we expect it will take at least the remainder of 2015 before the development and manufacturing costs of the Beamcaster™ stabilize, which is expected to adversely affect operating results during such period. Marketing, sales and customer support of the Beamcaster™ products, especially if Beamcaster™ systems are mass produced, will likely require investment in additional resources and reconsideration of our sales and marketing strategy.  There is no assurance that this new product line will be successful or that we will be able to recover the costs incurred in developing and marketing this product line based on our indoor wireless optical network technology. If we are unable to introduce these products on a timely and cost-effective basis and to gain market acceptance for such products, our business, prospects, financial condition and results of operations may be materially adversely affected.

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

Our business and financial condition is affected by global economic conditions. For example, starting in late 2008 and lasting through much of 2009, a steep downturn in the global economy sparked by uncertainty in credit markets and deteriorating consumer confidence, reduced technology spending by many organizations. In the past several years, credit and sovereign debt issues have destabilized certain European economies as well and thereby increased global macroeconomic uncertainties. Uncertainty about current global economic conditions continues to pose a risk as customers may postpone or reduce spending in response to restraints on credit. Should the economic slowdown increase and/or companies in our target markets reduce capital expenditures, it may cause our customers to reduce or postpone their technology spending significantly, potentially resulting in reductions in sales of our products, longer sales cycles, collectability delays, non-payment for product, slower adoption of new technologies and increased price competition. In addition, if the market is flat and customers experience low visibility we may not be able to increase our sales. Each of the above scenarios could have a material adverse effect on our business, operating results, prospects and financial condition.

Although our internal control over financial reporting was considered effective as of December 31, 2014, there is no assurance that our internal control over financial reporting will continue to be effective in the future, which could result in our financial statements being unreliable, government investigation or loss of investor confidence in our financial reports.

The Sarbanes-Oxley Act of 2002, or SOX, imposes certain duties on us. Our efforts to comply with the management assessment requirements of Section 404(a) of SOX have resulted in a devotion of management time and attention to compliance activities, and these efforts are expected to require the continued commitment of significant resources. For example, we identified a material weakness in our internal control over financial reporting related to our revenue recognition process for the years ended December 31, 2012 and 2011 and, as a result, we had to implement a remediation plan designed to address this specific material weakness as well as other SOX requirements during 2013 and 2012.  If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting. We may also identify material weaknesses or significant deficiencies in our internal control over financial reporting. In addition, such internal control has not and is not currently required to be audited. In the future, if we are unable to assert that our internal controls are effective, our investors could lose confidence in the accuracy and completeness of our financial reports, which in turn could cause our stock price to decline. Failure to maintain effective internal control over financial reporting could also result in investigation or sanctions by regulatory authorities.

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

We continue to develop new products and technologies. For example, during 2012 we acquired the technology underlying Beamcaster™ and we intend to continue to invest resources in developing such product. However, there can be no assurance that Beamcaster™ or our other products will be successful or profitable, or that we will not encounter technical or other difficulties that could delay the introduction of these or other new or enhanced products in the future. In addition, it often takes several months before the development and manufacturing costs of new products stabilize, which may adversely affect operating results during such period. If we are unable to introduce new or enhanced products on a timely and cost-effective basis and to gain market acceptance for such products, our business, financial condition and results of operations may be materially adversely affected.

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

We have filed patent applications with respect to certain aspects of our technologies and have obtained numerous patents in a number of jurisdictions. Certain aspects of our Beamcaster™ technology are currently either subject to patents we have been granted or are patent-pending. However, we cannot be certain that patents will be issued or granted with respect to applications that are currently pending, or that issued or granted patents will not later be found to be invalid or unenforceable. In addition, we cannot provide any assurances that the patents that have been issued will provide sufficient protections for our technology against competitors and that any of our outstanding patent applications, including the ones related to our Beamcaster™ technology, will ultimately result in issued patents. Also, the laws of some of the foreign jurisdictions in which we sell and seek to sell our products (such as China) may afford little or no protection of our intellectual property rights. We cannot assure you that third parties will not assert infringement claims against us based on foreign intellectual property rights and laws that are different from those established in the United States. In addition, patents and other intellectual property rights held by third parties in specific territories could prevent or discourage us from selling our products in such territories.

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

Risks Related to our Relationship with STINS COMAN

STINS COMAN and its affiliates beneficially own 78.4% of our ordinary shares and may therefore be able to control the outcome of matters requiring shareholder approval.

As of April 13, 2015, STINS COMAN and Invencom together beneficially owned approximately 78.4% of our outstanding shares. Accordingly, STINS COMAN has, subject to special approvals required by Israeli law for transactions involving controlling shareholders, sufficient voting power to elect all of our directors (subject to the provisions of the Companies Law with regard to outside directors), control our management and approve or reject any merger or similar transaction. Mr. Sergey Anisimov, the Chairman of our Board of Directors, is the President of, and owns a majority interest in, STINS COMAN. This concentration of ownership of our ordinary shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give our shareholders the opportunity to realize a premium over the then prevailing market price for our ordinary shares. It could also adversely affect our share price.  In addition, the market price of our ordinary shares may be adversely affected by events relating to STINS COMAN that are unrelated to us.

We may be affected by transactions with STINS COMAN.

We are engaged and may in the future engage in transactions with STINS COMAN or its affiliates. In particular, STINS COMAN has been our non-exclusive distributor in the CIS market, for our enterprise products since 1994, and in 2015 we appointed RiT CIS Ltd., or RiT CIS, a Russian company affiliated with Stins Coman, as an additional non-exclusive distributor of our products in Russia and the CIS. In addition, in 2012, we acquired the Beamcaster technology from Invencom, a technology for which we continue to dedicate significant resources. We believe that such transactions are beneficial to us and are, or will be, conducted upon terms that are no less favorable to us than would be available to us from unaffiliated third parties. However, STINS COMAN could, subject to compliance with provisions of Israeli law concerning related-party transactions, exercise its influence over our affairs in its own interest.

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

As of April 13, 2015, we had approximately 15.5 million ordinary shares issued and outstanding, approximately 1 million ordinary shares that are issuable upon exercise of outstanding options under our equity incentive plans with exercise prices ranging from $1.00 - $14.88 per share, and approximately 1.9 million ordinary shares that are issuable upon exercise of outstanding warrants (including the Underwriter Warrants described elsewhere in this annual report) with an exercise price of $2.50 per share. In addition, under the Convertible Loan, STINS COMAN, our controlling shareholder, may further exercise its right to convert its $3.0 million outstanding Convertible Loan into 2,365,867 ordinary shares. Sales of ordinary shares previously issued in private placements or issuable upon exercise of options and warrants or conversion of the Convertible Loan, or even the prospect of such sales or issuances, could materially adversely affect the market price of our ordinary shares and warrants and our ability to raise capital through our offering of securities at acceptable prices. A substantial decrease in the market price of our securities could also discourage potential customers and partners from doing business with us, and could result in a material adverse effect on our business, financial condition, and results of operations.

Our warrants are speculative in nature.

On November 27, 2013, as part of our public offering of 3.0 million ordinary shares, we issued warrants to purchase 1,725,000 ordinary shares (and additional 150,000 warrants were issued to the underwriter, or the Underwriter Warrants). The warrants do not confer any rights of ownership of ordinary shares on its holders, such as voting rights or the right to receive dividends, but only represent the right to acquire ordinary shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire the ordinary shares and pay an exercise price of $2.50 per share, subject to adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value.

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

In August 2012, the SEC adopted disclosure and reporting rules intended to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals (including tantalum, tin, tungsten and gold), originating from the Democratic Republic of Congo (“DRC”) and adjoining countries. These rules require us to determine the origin of certain materials used in our products and to file a report with the SEC on an annual basis disclosing, among other things, whether we use any materials containing conflict minerals originating from the DRC and adjoining countries. If it is determined that our products contain or use any conflict minerals from the DRC or adjoining countries, additional requirements will be triggered. Compliance with conflict mineral disclosure requirements may result in increased costs of regulatory compliance, potential risks to our reputation, difficulty satisfying any customers that insist on conflict-free products and harm to our business. Since our supply chain is complex, we may not be able to sufficiently verify the origins for these minerals and metals used in our products through the diligence procedures that we implement, which may harm our reputation. In such event, we may also face difficulties in satisfying customers who require that all of the components of our products are certified as conflict mineral free.

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

Over the past several decades, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Since late 2000, there has also been a high level of violence between Israel and the Palestinians including, most recently, during the summer of 2014, when Israel was engaged in armed conflicts with Hamas, a militia group and political party operating in the Gaza Strip. This violence has strained Israel’s relationship with its Arab citizens, Arab countries and, to some extent, with other countries around the world. Since the end of 2010 several countries in the region, including Egypt and Syria, have been experiencing increased political instability, which led to changes in government in some of these countries, the effects of which are currently difficult to assess. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in areas that neighbor Israel, such as Hamas in Gaza and Hezbollah in Lebanon. This situation may potentially escalate in the future to violent events which may adversely affect Israel and us. In addition, this instability may affect the global economy and marketplace. Any armed conflicts or political instability in the region, including acts of terrorism or any other hostilities involving or threatening Israel, would likely negatively affect business conditions and could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

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

We have received grants from the Office of the Chief Scientist of the Israeli Ministry of Economy, known as the Chief Scientist, including recent grants we received during 2014, for R&D programs and intend to apply for further grants in the future. In order to maintain our eligibility for these grants, we must meet specified conditions, including the payment of royalties with respect to grants received. If we fail to comply with these conditions in the future, sanctions (such as the cancellation of grants) might be imposed on us, and we could be required to refund any payments previously received under these programs. Any products developed with funds provided by these grants are required to be manufactured in Israel, unless we obtain prior approval from a governmental committee and we pay increased royalties. In addition, the terms of the Chief Scientist’s grants limit our ability to transfer know-how developed under an approved R&D program outside of Israel. The Government of Israel has reduced the grants available under the Chief Scientist’s program in recent years, and this program may be discontinued or curtailed in the future. If we do not receive these grants in the future, we will be required to allocate other funds to product development at the expense of other operational costs. For more information about grants from the Chief Scientist, see "Item 5.C. – Research and Development, Patents and Licenses" below.

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

Subject to specified time limitations and legal procedures, under the rules of private international law currently prevailing in Israel, Israeli courts may enforce a U.S. judgment in a civil matter, including a judgment based upon the civil liability provisions of the U.S. securities laws, as well as a monetary or compensatory judgment in a non-civil matter, provided that the following conditions are met:

•	subject to limited exceptions, the judgment is final and non-appealable;

•	the judgment was given by a court competent under the laws of the state of the court and is otherwise enforceable in such state;

•	the judgment was rendered by a court competent under the rules of private international law applicable in Israel;

•	the laws of the state in which the judgment was given provide for the enforcement of judgments of Israeli courts;

•	adequate service of process has been effected and the defendant has had a reasonable opportunity to present his arguments and evidence;

•	the judgment and its enforcement are not contrary to the law, public policy, security or sovereignty of the State of Israel;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties; and

•	an action between the same parties in the same matter was not pending in any Israeli court at the time the lawsuit was instituted in the U.S. court.

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

We are incorporated under Israeli law. The rights and responsibilities of the holders of our ordinary shares are governed by our Articles of Association and Israeli law. These rights and responsibilities differ in various respects from the rights and responsibilities of shareholders in typical U.S.-based corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith toward the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on matters such as amendments to a company’s articles of association, increases in a company’s authorized share capital, mergers and acquisitions and interested party transactions requiring shareholder approval. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness toward the company. There is limited case law available to assist us in understanding the implications of these provisions that govern shareholders’ actions, and these provisions may be interpreted to impose additional obligations and liabilities on holders of our ordinary shares that are not typically imposed on shareholders of U.S. corporations.

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

Our agent in the United States is our wholly-owned subsidiary, RiT Technologies, Inc., which was incorporated in 1993 under the laws of the State of New Jersey and is located at 72 South Maple Avenue Ridgewood, New Jersey 07450, telephone number +1-201-512-1970. Our U.S. subsidiary is primarily engaged in the selling and marketing of our products in the United States.

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

Recent Major Business Developments

Below is a summary of the major business developments in RiT since January 1, 2014:

•
Distributor Agreement with RiT CIS. In efforts to realign and improve our sales in the CIS market, we entered into a Distributor Agreement dated January 6, 2015, with 'RiT CIS Ltd., a Russian company affiliated with Stins Coman ("RiT CIS"), whereby we designated RiT CIS as our additional and non-exclusive distributor in said territory (See “Item 7.B - Related Party Transactions” below).

•
Distributor Agreement with Stins Engineering. In efforts to increase our sales in Singapore and South Asia, we entered into a Distributor Agreement dated February 16, 2015 with Stins Engineering Pte Ltd. ("Stins Engineering"), a Singaporean company affiliated with Stins Coman, whereby we designated Stins Engineering as our non-exclusive distributor in said territory (excluding China and India). (See “Item 7.B - Related Party Transactions” below).

•
Management changes. In January 2014, Motti Hania, our then Deputy CEO, was appointed as our new President and CEO, replacing Vadim Leiderman, who served as our President and CEO since February 2012. Other management changes include: in June 2014, following receipt of the approval of our shareholders, we appointed Slava Anisimov, the son of Sergey Anisimov, Chairman of our Board of Directors and president of STINS COMAN, as our VP Operations; in October 2014, Raphael Sankar joined our management team in the position of VP Sales & Business Development (Americas & UK); in December 2014, Elan Yaish, our former Deputy CEO and CFO, resigned, and Eran Erov, our Controller, was promoted to VP Finance; and in January 2015, Kobi Haggay, who previously served as our Product Manager, was promoted to be our VP Products.

•
PV+ product family. During 2014, we continued the marketing of our PV+ product family and have sold and installed to date some pilot installations. Our PV+ product family supports both interconnect and cross-connect network topologies using unique dual-wire bus technology for high speed asynchronous scanning.

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

•
Our Beamcaster™ product is the first of our IWON technology solutions, targeted mainly for open-space offices. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way. During the third quarter of 2013, we commenced selling initial pilot installations of Beamcaster™. During 2014, we identified a number of issues in our Beamcaster product relating to the number of ports in the product and  the optimal market for this product (i.e., high density open space offices), and are currently working on upgrading the Beamcaster configuration  as well as making marketing efforts to penetrate said optimal market. In order to leverage the IWON technology for other commercial applications, we continue to invest resources in developing and commercializing this technology. For example, we are currently examining additional potential applications for our IWON technology, primarily for a few industrial fields such as robotics communication applications.

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

During 2014 an initiative was started by the two main standard organizations, ISO/IEC and ANSI/TIA, to define IIM systems, including the functions, values and integration capabilities of such systems. We strive to ensure that these IIM standards will be leveraged into any of our IT environment solutions, such as DataCenters and IT enterprises.

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

While we believe that our Beamcaster™ product will be suited for multiple environments, our initial focus is on open space indoor use, labs and exhibition halls, where easy deployment and the ability to have a direct sight line between the central station and the user station can be easily maintained. We believe that our Beamcaster™ solution will present an attractive offering for customers who want to deploy an ultra-high-speed network infrastructure in an expedited and cost-effective manner, including customers looking to replace their old low-performance network cabling infrastructure.

Our Strategy

Our objective is to utilize our new products-in-development, such as our Beamcaster™ and PatchView Plus, to penetrate new potential markets and leverage our innovative IIM technologies to lead the enterprise data center industry with optimized managed infrastructure.

Key elements of our strategy to achieve these objectives include:

●
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

●
Extend Our Technology Positioning. We intend to leverage our positioning as a full solution provider in highly usable, flexible, fast-return on investment enterprise data center infrastructure management solutions.

●	Realign our Selling and Marketing Capabilities. We plan to reinforce our competitive positioning through realignment of sales personnel and marketing activities.

●
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

●
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

Our main IIM solution, known as PatchView™, includes our PatchView Manager infrastructure management software (previously known as Centermind and   PV4E) and a broad line of associated hardware products, which are used together to secure real time connectivity information with respect to the data network’s connectivity infrastructure. Currently, PatchView™ hardware is offered in a traditional cross-connect topology, the PatchView Max. We began marketing our new inter-connect hardware configuration, PatchView Plus or PV+ product family during the second half of 2013 and have sold and installed to date some pilot installations. The PV+ hardware product family will support both inter-connect and cross-connect network topologies reducing the amount of space required for inter-connect installations, the required bill of materials and increasing the efficiency, performance and security within the organization.

Commencing in early 2012, we also began to offer our CenterMind™ data center management software (previously known as PV4E) either as a stand-alone solution for data centers or as a software combined with integration services tailored and provided by RiT. In addition, we expanded this stand-alone software to support comprehensive monitoring of PDUs, monitoring environmental parameters in data centers and to enable easy integration into the customer work flow, enhanced reporting and dashboard capabilities.

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

Indoor Wireless Optical Solutions. Our Beamcaster™ product is the first of our indoor wireless optical network products. Beamcaster™ is a system comprised of symmetrical, bi-directional optical links that allow high-speed, high-bandwidth transmission through optical signals between the central station and the user station. A Beamcaster™ deployment will require a central station (ODU), typically fitted to the ceiling, that can currently serve up to eight user stations (Smart Outlet) via a line-of-sight optical connection, which is connected back to the corporate backbone local area network (LAN) via only one fiber optic or copper cable. The Beamcaster™ technology uses special collimated infra-red beam technology that increases its operational range while assuring maximum security over the link. An electro-optical feature will also enable alignment of the infra-red signal to compensate for narrow beam collimation issues.

We believe that the Beamcaster™ product will enable companies to achieve their high-speed, high-bandwidth network needs by reducing the need for today’s cumbersome cabling networks and switching panels. We anticipate that the use of Beamcaster’s™ robust, cost effective and high-performance optical connections will also reduce the time and effort required to design and install traditional cable-based network infrastructure while significantly enhancing network performance, flexibility and security and allowing quick and easy deployment. It brings a unique approach to open-space networking that delivers the ultra-high bandwidth of structured cabling without the related infrastructure expenses, while significantly enhancing organizational security using symmetrical, bi-directional optical links, making it less susceptible to hacking than Wi-Fi networks. Nevertheless, the success of this new line of products will depend on market acceptance as well as other factors. During 2014, we identified a number of issues in our Beamcaster product relating to the number of ports in the product and  the optimal market for this product (i.e., high density open space offices), and are currently working on upgrading the Beamcaster configuration  as well as making marketing efforts to penetrate said optimal market. In order to leverage the IWON technology for other commercial applications, we continue to invest resources in developing and commercializing this technology. For example, we are currently examining additional potential applications for our IWON technology, primarily for a few industrial fields such as robotics communication applications.

Sales and Marketing

General

Our IIM sales and marketing strategy has relied primarily upon sales through independent distributors, resellers/integrators, OEMs and other strategic alliance partners with major cabling companies.

Most of our customers in the Enterprise market do not have a contractual obligation to purchase products from us. During the fiscal year ended December 31, 2014 we had three customers that represented 20%, 14% and 12% of our total sales, respectively. During 2013 we had three customers that represented 16%, 10% and 10% of our total sales, respectively, and during the fiscal year ended December 31, 2012 we had four customers that represented 14%, 12%, 10%, and 10% of our total sales, respectively. See Note 8 to our Consolidated Financial Statements included elsewhere in this annual report.

For additional details regarding the breakdown of our revenues by geographical distribution and by type of activity, see "Item 5.A - “Operating and Financial Review and Prospects – Operating Results – Results of Operations.”

Enterprise Solutions

The sales and marketing strategy for this product line utilizes the following channels:

•
Distributors: Our distributor network includes a broad variety of distributors as well as value-added resellers (VARs), systems integrators and installers, in regions throughout the world. As a general rule, our distributors sign non-exclusive International Distributor Agreements. In the United States, we sell our products through our wholly-owned subsidiary, RiT Technologies, Inc., which sells our products primarily through independent manufacturers’ representatives, distributors and system integrators. Most of our distributors are not bound to deal with us exclusively nor contractually subject to minimum purchase requirements with respect to our products or solutions. In the CIS market, we have designated STINS COMAN, our principal shareholder, as our non-exclusive distributor, and most recently we designated RiT CIS as an additional non-exclusive distributor for this territory. For the Singapore and South Asia markets, we recently designated Stins Engineering PTE Ltd. as our non-exclusive distributor in such territory. For more information, see “Item 7.B - Related Party Transactions” below. Our distributors serve as an integral part of our marketing and service network around the world.

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

In January 2015, we decided to change the business model we use for the sale of our horizontal cables (which form part of our SMART Cabling System™). Under the new royalties model, instead of RiT ordering, selling and delivering horizontal cables, a license is granted to our suitable international distributors to place orders with our manufacturer, with direct delivery to and sale by the relevant distributor in the respective territory. RiT retains control of orders and quality checks at the manufacturer factory and, in return for such license, RiT is entitled to royalties payment of any horizontal cable sold by these distributors.

•
OEM Partners: Our OEM partners sell our products under their own brands as a component of the complete solutions that they provide to their customers. In some regions, we also have local OEM partners. We support our OEM partners with training, sales materials and technical support and in some cases, we carry out joint marketing and sales activities with such partners.

In addition, our sales force is responsible for large projects and strategic accounts as well as carrying out marketing and sales activities through existing channels. We maintain a representative office and/or local representatives for technical support and sales support in Beijing and Shanghai, China; London, U.K.; and Mumbai, Chennai and Delhi, India.

In 2014, distributors and OEM partners accounted for approximately 93% of our total enterprise sales, compared to 94% in 2013.

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

Our manufacturing process requires unique production and testing equipment that was designed and produced especially for our products. Since we outsource our manufacturing process to third-party assembly and manufacturing vendors, these vendors have the required know-how, certifications and special tooling needed for production of our products. Generally, the prices of components used in our products are not volatile, however, if we are unable to continue to acquire products from these vendors on acceptable terms, or should any of them cease to supply us with such products for any reason, we may not be able to identify and integrate an alternative source of supply in a timely fashion or at the same costs.

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

Proprietary Rights

We rely upon a combination of patents, designs, patent applications, trademarks, copyrights, trade secret laws, contractual restrictions and technical measures to establish and protect our proprietary rights in our products, systems and technologies. We currently have a total of 46 registered designs of various scope in the United States, Benelux, Brazil, China, Europe, France, Germany, India, Ireland, Israel, Japan, Russia, Singapore, Switzerland, South Africa and the United Kingdom, and two pending designs in Israel. We also currently have 51 patents of various scopes in the United States, China, Israel, Germany, Spain, France, the United Kingdom, Italy, Czechoslovakia, Taiwan and Japan, one international patent application and 18 patent applications pending in the United States, China, India, Brazil, Israel, European Patent Office and Japan that seek to cover certain aspects of our technologies including technologies embodied in our PatchView (including cabling), PairView and Beamcaster technologies. During 2014, we obtained several new patents and filed new patent applications in a number of jurisdictions, including patent applications that we filed in connection with our Beamcaster product in the United States, European Union, Israel, China, India, Japan and Brazil.

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

We are aware of a number of products currently in the market that compete directly with our enterprise solutions, such as: the iTRACS Infrastructure Manager, the Quareo and the imVision systems (all by Commscope Inc.); MapiT G2 (by Siemon Interconnect Solutions); MIIM (by Molex Incorporated); PanView IQ and PanView systems (by Panduit Corp.); Intact (by Leviton Manufacturing Co., Inc.) and R&MinteliPhy (by Reichle & De-Massari AG).

However, we believe we are differentiated by our positioning as a complete solution provider for comprehensive enterprise solutions, the strength of our technologies, the depth of our product portfolio and the breadth of our experience in this marketplace, as well as by our competitive prices. Although many vendors offer various aspects of enterprise solutions, relatively few currently offer a broad portfolio of products ranging from fully-featured, end-to-end systems with an in-depth visibility of connectivity, utilization, power consumption and environmental parameters, like our comprehensive solutions.

Our SMART cabling products compete with Commscope (SYSTIMAX division), TE Connectivity Ltd., Panduit Corp., Legrand and the Siemon Company, each of which develops and sells products that directly or indirectly compete with our structured cabling infrastructure.

Beamcaster™

While there are indoor wireless radio-frequency network solutions in the market, we are not aware of any direct competitors with our Beamcaster™ product that utilizes symmetrical, bi-directional optical links. Consequently, we believe that our Beamcaster™ solution, once commercially available, will compete with traditional structured cable systems primarily in high density open-space offices.

We believe that, when used in high density open-space offices, the main advantages of Beamcaster™ over traditional cable systems will be:

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

Israel. We lease an aggregate of 15,758 square feet of office and manufacturing premises in Tel Aviv, Israel and 6,544 square feet of warehousing premises in Rosh Ha’ayin, Israel. These leases expire in December 2016 and June 2015, respectively. Aggregate annual lease payments in 2014 for the Tel Aviv and Rosh Ha’ayin premises were approximately $480,000, compared with $395,000 in 2013.

Other Locations. We lease approximately 1,400 square feet of office premises for our representative office in Beijing, China and approximately 1,888 square feet of office premises for our United States subsidiary in Mahwah, New Jersey. The annual rent for all of these premises was approximately $70,000 in 2014, compared with $91,000 in 2013. In September 2014 we terminated the lease agreement in Mahwah, New Jersey and since then, we use the office space of one of our service providers in Ridgewood, New Jersey, for no additional consideration.

Outlook. We believe that our facilities listed above are suitable and adequate for our operations as currently conducted and as currently foreseen. In the event that additional facilities are required, we believe that we could obtain such facilities at commercially reasonable rates.

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

Financial Highlights For Full Year 2014

Revenues: 2014 revenues totaled $6.6 million, a 41% decrease compared with $11.2 million in 2013. The decrease was attributable primarily to decreased sales in Asia Pacific, Latin America and Europe. We believe the decrease in sales in these regions is primarily as a result of the geopolitical situation in these regions (e.g., the elections in Brazil and India) and the economic crisis in Russia, which impacted potential infrastructure projects in these regions. As we publicly released, at the end of 2014 and the beginning of 2015, RiT entered into several Agreements (i.e. an OEM Agreement with Belden for Asia Pacific; an MOU with WIPRO for India; a distributor Agreement with RiT CIS Ltd. for the Russia and CIS and a distributor Agreement with Stins Engineering for Singapore and South Asia), which have the potential to increase our sales volume in 2015.  In addition, our new Beamcaster and Patch View Plus products are yet to achieve satisfactory sales results up to now. We continue to make efforts towards higher sales of the new products which can lead to higher sales revenues in the future.

Cost of sales: Cost of sales as a percentage of revenues in 2014 was 78%, compared to 70% in 2013. Our cost of sales percentage was higher in 2014 as compared to 2013, as a result of decrease of $4.6 million in sales offset by decrease of $2.5 million in variable costs and decrease of $0.1 million in fixed costs.

Operating expenses: Operating expenses for 2014 totaled $10.7 million, a decrease of 16% compared with $12.7 million in 2013. R&D expenses were lower primarily a result of a decrease in employee compensation in our R&D department of approximately $0.7 million compared to 2013, a decrease in stock-based compensation expenses in 2014 of approximately $0.2 million as compared to 2013 as well as decreased development costs of new products of approximately $0.6 million in 2014 as compared to 2013.
S&M expenses were lower attributable to decreased sales and marketing expenses of approximately $0.4 million, decreased costs of certain ineffective sales channels during 2014.

Net loss: Net loss for 2014 was $9.4 million compared with $9.5 million in 2014. The decrease in net loss was related primarily to reduction in costs offset by the decrease in sales.

Liquidity: Our cash and cash equivalents decreased from $5.2 million as of December 31, 2013 to approximately $1.6 million as of December 31, 2014, primarily as a result of cash used in operations of approximately $7.5 million during 2014, partially offset by draw-downs under the Convertible Loan Agreement during 2014 in a total principal amount of  $4.0 million.  As of December 31, 2014, we had drawn down a total principal amount of approximately $30.9 million under the Convertible Loan Agreement, of which $29.9 million has been converted into our ordinary shares in accordance with the Convertible Loan Agreement. As of December 31, 2014, we could borrow up to an additional $14.1 million from STINS COMAN under the Convertible Loan Agreement.

Shareholders’ equity: Our shareholders’ equity decreased from $7.4 million as of December 31, 2013 to approximately $3.9 million as of December 31, 2014 as a result of our losses recorded during 2014 offset by the conversions by STINS COMAN of a total principal amount of approximately $5.0 million of the Convertible Loan into our ordinary shares.

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

Allowances for product warranties

In general, we provide a 12-to-24 month warranty on all of our hardware products except for SMART Cabling System components, for which, when installed by a certified cabling installer registered with us, we provide 20-to-25 year warranty for system performance. The balance sheet provision for warranties for all periods through December 31, 2014 is determined based upon our experience regarding the relationship between sales and actual warranty expenses incurred. See Note 2 to our consolidated financial statements included elsewhere in this report. This determination may require the exercise of certain judgments, estimates and assumptions.

The warranty for our products is a basic manufacturer warranty accounted for under ASC No. 450, “Contingencies”, and is not a portion of multiple element revenue. Besides the warranty period, we have no obligation for continuing customer service and support.

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

The balance sheet allowance for doubtful debts for all the periods through December 31, 2014 is determined as a specific amount for all accounts for whom collection is uncertain. In performing this evaluation, significant judgments and estimates are involved based upon the factors that affect a debtor’s ability to pay, all of which can change rapidly and without advance warning.

Inventories

Inventories are stated at the lower of cost or market. In respect of work-in-process and finished products, the cost of raw materials and components is determined using the Weighted Average Cost Method and labor costs, and the cost of overhead components is determined on the basis of actual manufacturing costs. In determining inventory value, we make assumptions as to the market value of inventory. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory write–downs and our gross margin could be adversely affected. In addition, we add the overhead from our manufacturing process to the cost of our inventory items. The amount of overhead allocated to cost of revenues is reviewed and updated periodically. We had write-offs of inventory at the amount of approximately $0.6 million in each of 2014 and 2013.

Accounting for Stock-based Compensation

As of December 31, 2014, we had several employee compensation plans, which are more fully described in “Management – Compensation of Directors and Officers – Share Option Plans”. Prior to January 1, 2006, we accounted for those plans under the recognition and measurement provisions of ASC No. 718, “Compensation – Stock Compensation”, and related interpretations as permitted by ASC No. 718. Effective January 1, 2006, we adopted the fair value recognition method detailed in ASC No. 718 using the modified prospective transition method. Under that transition method, compensation cost recognized includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of ASC No. 718, and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of ASC No. 718.

The fair value of each option grant is estimated on the date of grant using the Black - Scholes option pricing model using the following assumptions:

●	The current price of the share is the fair market value of such shares at the date of issuance;

●	Dividend yield of zero percent for all relevant periods

●	Risk free interest rates are as follows:

Year ended December 31,	Interest rate (%)
2014	1.3
2013	0.6
2012	0.5

●	In 2014, grants of options totaled 132,608;

●	In 2013, grants of options totaled 557,000;

●	In 2012, grants of options totaled 338,038;

●	Expected term of 1 – 4 years for each option granted; and

●	Volatility ranged between 88.0% - 114.9%, 130.7% - 133.6% and 130.3% - 134.4% for options granted during the years ended December 31, 2014, 2013 and 2012, respectively.

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

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process requires us to estimate our actual current tax exposure and make an assessment of temporary differences resulting from differing treatment of items, for tax and accounting purposes. We have recorded a valuation allowance of approximately $20.0 million as of December 31, 2014, which relates primarily to the total value of the deferred tax asset consisting of our net operating loss carry-forwards. This indicates our management’s current determination that because we have yet to generate taxable income, we cannot determine that it is more likely than not that we will be able to use this asset in the future. For the year ending December 31, 2014, we did not generate any taxable income. In the event that we generate taxable income in the future, we may be required to adjust our valuation allowance.

While we believe the resulting tax balances as of December 31, 2014, 2013 and 2012 are appropriately accounted for in accordance with ASC No. 450 and ASC No. 740 as applicable; the ultimate outcome of such matters could result in favorable or unfavorable adjustments to our consolidated financial statements. We believe that we adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. However, our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved, audits are closed or when statutes of limitation on potential assessments expire. See Note 7 to our consolidated financial statements included elsewhere in this annual report.

Results of Operations

The following table sets forth, for the periods indicated, certain financial data expressed in dollars (U.S. dollars in thousands) and as a percentage of total revenue:

	Year Ended December 31,
	2014		2013		2012
Sales	$6,619	100.0%	$11,179	100.0%	8,436	100.0%
Cost of sales	5,196	78.5%	7,864	70.3%	7,065	83.7%
Gross profit	1,423	21.5%	3,315	29.7%	1,371	16.3%
Operating expenses
Research and development, net	2,769	41.8%	4,125	36.9%	3,922	46.5%
Sales and marketing	3,948	59.6%	4,786	42.8%	5,465	64.8%
General and administrative	4,021	60.7%	3,803	34.0%	3,043	36.1%

Total operating expenses	10,738	162.2%	12,714	113.7%	12,430	147.3%

Operating loss	(9,315)	(140.7)%	(9,399)	(84.1)%	(11,059)	(131.1)%
Financing expenses, net	(77)	(1.2)%	(129)	(1.2)%	(48)	(0.6)%
Other expenses, net	(7)	(0.1)%	-		-
Loss before income tax expense	(9,399)	(142.0)%	(9,528)	(85.2)%	(11,107)	(131.7)%
Taxes on income	-		-		-
Net loss	$(9,399)	(142.0)%	$(9,528)	(85.2)%	(11,107)	(131.7)%

Comparison of 2014 and 2013

Sales.  Sales consist of gross sales of products less discounts. For additional details regarding the manner in which we recognize revenues, see the discussion under “Critical Accounting Policies - Revenue Recognition” above.

Substantially all of our revenues during 2014 and 2013 were from sales of our enterprise solutions. The following table provides a breakdown of our revenues (including maintenance and services revenues) by geographical area (based on location of customers) and relative percentages of our total revenue during the periods indicated (U.S. dollars in thousands):

	Twelve Months Ended December 31
	2014		2013		2012

United States	$103	2%	$110	1%	$91	1%
Europe	2,756	42%	3,841	34%	3,194	38%
Israel	2,341	35%	2,467	22%	2,118	25%
South and Latin America	711	11%	1,817	16%	1,184	14%
Asia Pacific	598	10%	2,717	24%	1,677	20%
Rest of the World	110	2%	227	2%	172	2%

	$6,619	100%	$11,179	100%	$8,436	100%

Sales decreased to approximately $6.6 million during 2014, a 40.8% decrease compared with sales of approximately $11.2 million during 2013, with decreased sales in Asia Pacific, Latin America and Europe.  We believe the decrease in sales in these regions is primarily as a result of the geopolitical situation in these regions (e.g., the elections in Brazil and India) and the economic crisis in Russia, which impacted potential infrastructure projects in these regions. As we publicly released, at the end of 2014 and the beginning of 2015, RiT entered into several Agreements (i.e. an OEM Agreement with Belden for Asia Pacific; an MOU with WIPRO for India; a distributor Agreement with RiT CIS Ltd. for the Russia and CIS and a distributor Agreement with Stins Engineering for Singapore and South Asia), which have the potential to increase our sales volume in 2015.  In addition, our new Beamcaster and Patch View Plus products are yet to achieve satisfactory sales results up to now. We continue to make efforts towards higher sales of the new products which can lead to higher sales revenues in the future.

Cost of Sales.  Cost of sales consists primarily of materials, sub-contractors expenses, warranty expenses, compensation costs attributable to employees, write-downs of inventory and overhead expenses related to our manufacturing operations.

Cost of sales was approximately $5.2 million during 2014 and $7.9 million in 2013. Cost of sales as a percentage of sales was 78.5% in 2014 compared to 70.3% for 2013. Our cost of sales percentage was higher in 2014 as compared to 2013, as a result of decreased sales in 2014 offset by a reduction in fixed costs in 2014.

Gross Profit. Gross profit decreased from 29.7% in 2013 to 21.5% in 2014, mainly due to the decrease in sales during the period, as described above.

Operating Expenses. The following table sets forth a breakdown of our operating expenses for the periods indicated:

	Year Ended December 31,
				% Change	% Change
	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
	(Dollars in thousands)

Research and development, net	2,769	4,125	3,922	(33)%	5%
Selling and marketing	3,948	4,786	5,465	(18)%	(12)%
General and administrative	4,021	3,803	3,043	6%	25%

	10,738	12,714	12,430	(16)%	2%

Research and Development Expenses. R&D expenses consist primarily of compensation costs attributable to employees engaged in ongoing R&D activities, development-related raw materials and sub-contractors, and other related costs.

R&D expenses, net were approximately $2.8 million in 2014 compared with $4.1 million in 2013, a decrease of approximately $1.4 million or 33%.  R&D expenses, net, include grants received from the Israeli Office of the Chief Scientist of approximately $0.2 million and $0.6 million during 2014 and 2013, respectively that are recorded as a reduction of R&D expenses.

The decrease of the R&D expenses in 2014, is primarily a result of a decrease in employee compensation in our R&D department of approximately $0.7 million compared to 2013, a decrease in stock-based compensation expenses in 2014 of approximately $0.2 million as compared to 2013 as well as decreased development costs of new products of approximately $0.6 million in 2014 as compared to 2013. In terms of specific R&D activities, in 2014 we continued our efforts towards reduction in R&D expenses by the following activities (i) reducing R&D personnel (by 5 people) (ii) closing ancillary developments based on further evaluation of our development targets and (iii) reorganizing of our R&D department.

Sales and Marketing Expenses. Sales and marketing expenses consist primarily of costs relating to compensation attributable to employees engaged in sales and marketing activities, promotion, advertising, trade shows and exhibitions, sales support, travel, commissions and related expenses.

Sales and marketing expenses were approximately $3.9 million in 2014 compared with approximately $4.8 million in 2013, a decrease of $0.9 million or 18.75%. This decrease was attributable to decreased sales and marketing expenses of approximately $0.4 million, decreased costs of certain ineffective sales channels during 2014 and the resulting decrease in costs of approximately $0.3 million and a decrease in commissions paid to sales personnel due to lower sales.

In terms of specific sales and marketing activities, in 2014 we continued our efforts to reduce our expenses by the following activities (i) reducing headquarters sales and marketing personnel (by 6 people), (ii) reducing sales and marketing personnel employed by our subsidiary RiT Inc. in the US (iii) limiting the scope of service of our representative in the UK and (iv) changing the compensation structure related to new sales personnel only (at this stage), by providing conditional bonuses subject to sales-target achievements, rather than the previously used commissions formula  for every sale. We continue to evaluate our sales and marketing expenses in 2015.

General and Administrative. General and administrative expenses consist primarily of compensation costs for administration, finance and general management personnel, office maintenance and administrative costs, taxes, and doubtful debt expenses.

General and administrative expenses were approximately $4.0 million in 2014 and approximately $3.8 million in 2013. This increase was attributable to an increase in expenses due to doubtful debts of approximately $0.2 million and an increase in stock based compensation expenses of approximately $0.1 million offset by a decrease in insurance costs and travel costs of approximately $0.1 million.

Financing expense, Net. Financing loss, net was approximately $77,000 in 2014 compared with approximately $129,000 in 2013.

Net loss. Net loss for 2014 was approximately $9.4 million, a decrease of 1.4% compared with a net loss of approximately $9.5 million in 2013.  In 2014 we took steps to address and decrease our losses by reducing significantly our R&D expenses and sales and marketing expenses (as discussed hereinabove). Unfortunately, the low sales results in 2014 (see discussion about the reasons for the low sales hereinabove), caused our net loss to be similar to 2013, despite the significant lower operating expenses in 2014. With an expectation of higher sales in 2015 (related in part to new distribution agreements, see above) and with efforts to continue to achieve low operating expenses (as was carried out in 2014), we strive to achieve lower net losses in the future. As part of our ongoing evaluation of our efficiency and cost reductions, we intend to examine (i) our expensive lease agreements; including alternatives thereto (ii) the efficiency of our activities in specific regions in the world and required actions. In addition and generally, we continue the efforts to achieve lower operating expenses (as carried out in 2014).

Comparison of 2013 and 2012

Sales. Sales increased to approximately $11.2 million during 2013, a 32.5% increase compared with approximately $8.4 million during 2012. The increase was attributable primarily to increased sales in Asia Pacific, Latin America, Europe and Israel. During 2012, we began our internal reorganization with the hiring of new senior management, including a new CEO, as well as the closing of ineffective sales channels, which adversely affected our sales in that period.

Cost of Sales Cost of sales was approximately $7.9 million during 2013 and $7.1 million in 2012. Cost of sales as a percentage of sales was 70.3% in 2013 compared to 83.7% for 2012. Our cost of sales percentage was lower in 2013 as compared to 2012, as a result of increased sales in 2013 with fixed costs remaining relatively the same in both periods. Our cost of sales percentage during 2013 was closer to our historical cost of sales percentage.

Gross Profit. Gross profit increased from 16.3% in 2012 to 29.7% in 2013, mainly due to the increase in sales during the period, as described above.

Operating Expenses:

Research and Development Expenses. R&D expenses, net were approximately $4.1 million in 2013 compared with $3.9 million in 2012. As a percentage of sales, R&D expenses decreased to 36.9% in 2013 from 46.5% in 2012.  R&D expenses, net, include grants received from the Israeli Office of the Chief Scientist of approximately $0.6 million and $0, during 2013 and 2012, respectively that are recorded as a reduction of R&D expenses. The increase is primarily a result of an increase in stock-based compensation expenses in 2013 of approximately $0.4 million as compared to 2012 as well as increased development costs of new products of approximately $0.4 million in 2013 as compared to 2012.

Sales and Marketing Expenses. Sales and marketing expenses were approximately $4.8 million in 2013 compared with approximately $5.5 million in 2012, a decrease of $0.7 million.

General and Administrative Expenses. General and administrative expenses were approximately $3.8 million in 2013 and approximately $3.0 million in 2012.

Financing Loss, Net. Financing loss, net was approximately $129,000 in 2013 compared with approximately $48,000 in 2012.

Net loss: Net loss for 2013 was approximately $9.5 million, a decrease of 14.2% compared with a net loss of approximately $11.1 million in 2012. The decrease in net loss was a result of the factors described above.

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

As described below in more detail, as of the date of this annual report, we have the right to draw an additional $12.1 million under the Convertible Loan Agreement until December 31, 2016.

We conduct our funding and treasury activities to maximize investment returns while reducing risk and maintaining appropriate liquidity for both our short and long term needs. Cash and cash equivalents are held primarily in U.S. dollars, Euro and NIS.

Principal Financing Activities

Our principal financing activities during the past five years were:

●
In June 2009, we entered into the Convertible Loan Agreement with STINS COMAN, according to which STINS COMAN agreed to extend to us a loan of, initially, up to $10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. The Convertible Loan Agreement, including the Maximum Amount, has been amended several times. Currently, the Maximum Amount is set at $45 million and the period during which we may call and receive any portion of the loan not already used is scheduled to expire on December 31, 2016 (the “Term”). Under the Convertible Loan Agreement, as amended, we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $45 million) and at intervals of at least 30 days between each call request. As of the date of this annual report, we had drawn approximately $32.9 million of the principal of the loan under the Convertible Loan Agreement, which we received in installments, such that we still have available withdrawals of up to $12.1 million.

Part of the outstanding loans from STINS COMAN have been converted into our ordinary shares as follows: (1) in May 2010, approximately $1.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 615,485 of our ordinary shares, reflecting an average conversion price of $2.465 per share, (2) in September 2010, approximately $1.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 687,128 of our ordinary shares, reflecting an average conversion price of $2.214 per share, (3) in March 2011, approximately $1.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 408,787 of our ordinary shares, reflecting an average conversion price of $2.876 per share, (4) in June 2011, approximately $1.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 177,006 of our ordinary shares, reflecting an average conversion price of $5.680 per share, (5) in December 2011, approximately $3.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 636,874 of our ordinary shares, reflecting an average conversion price of $5.090 per share, (6) in June 2012, approximately $4.2 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,146,114 of our ordinary shares, reflecting an average conversion price of $3.667 per share, (7) in December 2012, approximately $3.8 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,119,743 of our ordinary shares, reflecting an average conversion price of $3.42 per share, (8) in March 2013, approximately $4.5 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 1,021,166 of our ordinary shares, reflecting an average conversion price of $4.440 per share, (9) in June 2013, approximately $2.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 449,738 of our ordinary shares, reflecting an average conversion price of $4.46 per share(10) in September 2013, approximately $2.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 582,494 of our ordinary shares, reflecting an average conversion price of $3.45 per share, and (11) in September 2014, approximately $5.0 million, representing principal and accrued interest, were converted pursuant to a share purchase agreement into 2,778,088 of our ordinary shares, reflecting an average conversion price of $1.82 per share. See “Related Party Transactions” below.

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

Working Capital and Cash Flows

On December 31, 2014, we had cash and cash equivalents of approximately $1.6 million, compared with $5.2 million on December 31, 2013.

The following table presents the major components of net cash flows used for and provided by operating, investing and financing activities for the twelve months ended December 31, 2014, 2013 and 2012 (dollars in thousands):

	2014	2013	2012
Net cash used in operating activities	$(7,473)	$(9,180)	$(8,811)
Net cash used in investing activities	(117)	(84)	(501)
Net cash provided by financing activities	4,000	12,275	10,611

Net cash used in operating activities was $7.5 million in 2014 compared to $9.2 million in 2013. Net cash used in operating activities in 2014 primarily consisted of the decrease in trade payables by $1.0 million  and a decrease in other payables by $0.4 million during the period partially offset by a decrease in trade receivables by $2.2 million during the period.

Net cash used in investing activities was $0.1 million in each of 2014 and 2013. Our principal investing activity in both periods was the purchase of property and equipment.

Net cash provided by financing activities was $4.0 million in 2014 and $12.3 million in 2013. During 2014, these amounts consisted of $4.0 million of loan proceeds from the Convertible Loan. During 2013, the amounts consisted of $6.0 million proceeds from our public offering partially offset by $1.1 million of issuance costs and $7.5 million of loan proceeds from the Convertible Loan.

Our contractual and contingent obligations and commitments as of December 31, 2014, primarily consisted of obligations associated with our future operating lease obligations, our suppliers’ obligations and a contingent liability to the Chief Scientist. On December 31, 2014, our unrecognized contingent liability to the Chief Scientist in respect of grants received was approximately $1.4 million. We are required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants. See Note 5 to our consolidated financial statements included elsewhere in this annual report and “Item 5.F.-Tabular Disclosure of Contractual Obligations” below.

Principal Capital Expenditure and Divestitures

During the twelve months ended each of December 31, 2014 and 2013, our capital expenditures totaled approximately $0.1 million, all of which was used for the purchase of machinery, computers and research and development equipment. Other than similar future capital expenditures consistent with the amounts described above, we have no significant capital expenditures in progress.

We did not make any significant divestitures in the past three years.

Outlook

We believe that our cash and cash equivalents, together with cash generated from operations, as well as the availability of additional loans of up to approximately $12.1 million from STINS COMAN pursuant to the Convertible Loan Agreement, will be sufficient to finance our operations for at least the next 12 months. Subject to the terms of the Convertible Loan Agreement we are permitted to draw down any remaining principal amount outstanding under the agreement.

We cannot assure you that our actual cash requirements will not be greater than we currently expect, if circumstances change during 2015. In addition, we may need to raise additional funds during 2015 to support the execution of our long-term growth strategy described herein. There can be no assurance that additional funds will be available when needed from any source or, if available, will be available on terms that are acceptable to us. If we are unsuccessful in raising such financing on acceptable terms, we will not be able to carry out our plan and our operations and growth strategy would be materially adversely affected.

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

As of December 31, 2014, we employed 18 persons (including three consultants) in R&D. Our gross R&D expenses were approximately $3.0 million in 2014, $4.7 million in 2013 and $3.9 million in 2012 (45.4%, 41.9% and 46.5% respectively, of our total sales). To date, all R&D expenses have been charged to operating expenses as incurred. Aggregate R&D expenses funded by the Chief Scientist recorded were approximately $234,000, $558,000 and $0.0 for 2014, 2013 and 2012, respectively.

Grants from the Office of the Chief Scientist

In the past, we have benefited from grants provided by the Israeli Government through the Office of Chief Scientist of the Israeli Ministry of Economy (formerly known as the Ministry of Industry, Trade and Labor), or the Chief Scientist, and we may apply for additional grants in the future.

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

The R&D Law provides that know-how developed under an approved research and development program may not be transferred to another person or entity in Israel without the approval of the research committee. Such approval is not required for the sale or export of any products resulting from such research or development. The R&D Law further provides that the know-how developed under an approved research and development program may not be transferred to another person or entity outside Israel, except in certain special circumstances and subject to prior approval. Generally, the Chief Scientist may approve the transfer of Chief Scientist-funded know-how outside Israel in the following circumstances: (a) the grant recipient pays to the Chief Scientist a portion of the sale price paid in consideration for such Chief Scientist-funded know-how (according to certain formulas, which may result in repayment of up to 600% of the grant amounts plus interest); (b) the grant recipient receives know-how from a third party in exchange for its Chief Scientist-funded know-how; or (c) such transfer of Chief Scientist-funded know-how arises in connection with certain cooperative research and development activities.

The R&D Law imposes reporting requirements with respect to certain changes in the ownership of a grant recipient. The law requires that the grant recipient and its controlling shareholders and non-Israeli interested parties notify the Chief Scientist of any change in control of the recipient or a change in the holdings of the means of control of the recipient that results in a non-Israeli becoming an interested party directly in the recipient. The law further requires that the new foreign interested party undertakes to the Chief Scientist to comply with the R&D Law. In addition, the rules of the Chief Scientist may require additional information or representations in respect of certain such events. For purposes of the R&D Law, “control” is defined as the ability to direct the activities of a company other than any ability arising solely from serving as an officer or director of the company. A person is presumed to have control if such person holds 50% or more of the means of control of a company. “Means of control” refers to voting rights or the right to appoint directors or the chief executive officer. An “interested party” of a company includes a holder of 5% or more of its outstanding share capital or voting rights, its chief executive officer and directors, someone who has the right to appoint its chief executive officer or at least one director, and a company with respect to which any of the foregoing interested parties owns 25% or more of the outstanding share capital or voting rights or has the right to appoint 25% or more of the directors. Accordingly, any non-Israeli who acquires 5% or more of our ordinary shares will be required to notify us that it has become an interested party and to sign an undertaking to comply with the R&D Law.

As of December 31, 2014, our total commitment payable, excluding interest, to the Chief Scientist in respect of grants received was approximately $1.4 million.

5.D.        Trend Information

Macro-Economic Environment

Our target markets have been affected by a worldwide recession that began in 2008. There was a slight recovery in 2009, however, the recovery process in much of the developed world has been slower than expected, and we witnessed large infrastructure projects continue to be delayed and/or minimized to the lowest possible investment. The recession in Europe is currently expected to continue through 2015, while in contrast, the economies of a number of emerging regions, including Latin America, India, China, Africa and certain others, have been growing. However, there can be no assurance regarding the future continuity of these trends or their effects on our business and operating results.

Technological and Other Trends

General: As we publicly announced, at the end of 2014 and the beginning of 2015, we entered into several agreements (including, an OEM Agreement with Belden for Asia Pacific; an MOU with WIPRO for India; a Distributor Agreement with RiT CIS for the CIS market; and a Distributor Agreement with Stins Engineering for Singapore and South Asia), which have the potential to increase our sales volume in 2015. In addition, our new Beamcaster and Patch View Plus products have yet to achieve satisfactory sales results.

Enterprise: We see a growing number of data center projects and a significant ongoing investment in data center infrastructure. One of the key drivers of this trend is the fact that a data center must demonstrate high reliability and availability to be classified as a Tier 4 facility. In order to achieve this challenging target, data centers are investing in reliable, technologically advanced equipment, including physical network infrastructure components and increasingly, in advanced infrastructure management tools.

RiT is one of the few enterprise solution companies whose portfolio contains both physical network infrastructure components and comprehensive IT infrastructure management tools. To support data center needs for high quality foundation components, we continue to expand our portfolio of structured cabling offerings, especially in the fiber-optic segment. The use of fiber-optic infrastructure components in data centers is expanding due to their superior ability to support higher bandwidth and massive data traffic. The industry is currently discussing the transition to provide support for 40G and 100G data rates, and future directions may be even higher. Given increasing data center investment in high-end solutions, we offer state-of-the-art solutions for both fiber-optic and copper environments and assure that all of our products exceed the requirements established by industry standards.

Beamcaster™. The indoor network for commercial and residential office space is currently dominated by cabling infrastructure of copper or optical fibers, with the use of Wi-Fi routers in open spaces.

Our Beamcaster™ solution is intended to address the overly complex design of network infrastructure, costly and timely installation, security and performance for open-space offices,  by reducing the need for both cabling and switches, while (1) significantly enhancing organizational security using symmetrical, bi-directional optical links (2) reducing the need for cabling, and (3) initially offering competitive bandwidth of 1 to 10 GBPS with potential future increased bandwidth (Wi-Fi maximum bandwidth is up to 1.0 GBPS). During 2014, we identified a number of issues in our Beamcaster product relating to the number of ports in the product and the optimal market for this product (i.e., high density open space offices), and are currently working on upgrading the Beamcaster configuration  as well as making marketing efforts to penetrate said optimal market. We believe that our Beamcaster™ solution will present an attractive offering for customers who want to deploy an ultra-high-speed network infrastructure in an expedited and cost-effective manner, including customers looking to replace their old low-performance network cabling infrastructure. Our Beamcaster™ solution will require investment in additional resources relating to, among other things, its further development, sales and marketing and there is no assurance that sales of this solution will be meaningful in 2015 or that this new product line will be successful. In order to leverage the IWON technology for other commercial applications, we continue to invest resources in developing and commercializing this technology. For example, we are currently examining additional potential applications for our IWON technology, primarily for a few industrial fields such as robotics communication applications.

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

5.F.         Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations related to our long-term debt, operating leases and accrued severance pay, as of December 31, 2014 (dollars in millions):

	Total	Less than 1 Year	1-3 years	3-5 years	More than 5 years
Contractual Obligations:
Leases on premises	0.76	0.4	0.36	-	-
Operating lease obligations	0.23	0.17	0.06	-	-
Liability in respect of employees’ severance benefits, net*	0.26	-	-	-	0.26
Principal shareholder convertible loan	1.0	-	1.0	-	-
Total	$2.25	$0.57	$1.42	$0.00	$0.26

*Severance pay obligations to our Israeli employees, as required under Israeli labor law, are payable only upon termination, retirement or death of the respective employee.

On December 31, 2014, our unrecognized contingent liability to the Chief Scientist in respect of grants received was approximately $1.4 million. See Note 5 to our consolidated financial statements included elsewhere in this annual report. We are required to repay this liability in the form of royalties based on revenues derived from products developed with funding from these grants.

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A.         Directors and Senior Management

The following table sets forth the name, age and position of each of our current directors and senior management:

Name*	Age	Position
Sergey Anisimov	60	Chairman of the Board of Directors
Boris Granovsky	47	Director
Israel Frieder (1)(2)(3)(4)	64	Director
Hanan Samet (1)(3)(4)	44	Director
Galia Druker (1)(2)(3)	68	Director
Moti Hania	56	President and Chief Executive Officer
Alex Shar	55	Deputy CEO and Chief Technology Officer
Eran Erov	35	VP Finance
Assaf Skolnik	42	Vice President Sales
Viachislav (Slava) Anisimov	37	VP Operations
Raphael Sankar	51	VP Sales & Business Development (Americas & UK)
Kobi Haggay	42	VP Products
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

Mr. Hanan Samet has served as a director since June 2014. Mr. Samet serves as a Managing Partner of Efrat Regev Samet & Co, CPA, an Israeli accounting firm. From 2001 to 2004, Mr. Samet served as chief financial officer of ICTS Global BV, a Dutch consulting company in the fields of loss prevention and general security. From 1999 to 2001, Mr. Samet served as chief financial officer and controller of Gilat to Home Latin America, a U.S.-based company engaged in development and sale of wide band internet services via satellites throughout Latin America. From 1995 to 1999, Mr. Samet served as audit manager in KPMG Somech Chaikin (Israel), where he was involved in the audit of public and private companies in Israel and abroad. Mr. Samet is a certified Israeli CPA and holds a B.A. degree in economics and accounting from the Ben-Gurion University, Israel, and an M.L.B. in law from the Bar-Ilan University, Israel.

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

Mr. Alex Shar has served as our VP Research and Development since August 2010 and in January 2014 was promoted to hold the title of Deputy CEO & CTO. Mr. Shar joined RiT in 1995 and held various R&D positions, leading the Hardware Development department before being promoted to the VP R&D position. With over 30 years in the private and government sectors, he brings RiT vast experience in the development of intelligent electronic systems for air industry corporations and telecommunications companies in Israel and abroad. Mr. Shar holds a M.Sc. degree in electronics engineering from Ufa University of Aeronautics, Russia.

Mr. Eran Erov has served as our VP Finance since December 2014. Mr. Erov Joined RiT in July 2013 as our Corporate Controller, bringing over eight years of experience as an accountant and controller and in finance in the high tech industry and the Oil & Gas industry. Prior to joining RiT Eran served as Finance Manager in GeoGlobal Resources Ltd. Mr. Erov holds an MBA degree from the College of Management in Israel.

Mr. Assaf Skolnik has served as our VP Sales since December 2012. Mr. Skolnik joined RiT in November 2009 as Sales Manager, Israel, bringing over 10 years of business experience in the communications industry. Prior to RiT, Mr. Skolnik served as a Unit Manager in Bynet Electronics. Mr. Skolnik holds a B.A. degree in economics and management from The Open University of Israel.

Mr. Viachislav (Slava) Anisimov has served as our VP of Operations since June 2014. He has held different positions in RiT since June 2008, including in our quality assurance department, support department and production planning and control department. Mr. Slava Anisimov holds an MBA degree from the Tel Aviv University.

Mr. Raphael Sankar joined RiT in October 2014 as our VP Sales & Business Development (Americas & UK), bringing more than 20 years of global experience in all aspects of technology business. Prior to joining RiT, Mr. Sankar served as EVP, Sales and Business Development of PointGrab, a leading provider of Gesture Control software for consumer electronics devices. Mr. Sankar's previous positions include Vice President and Co-General Manager of the FTTH Division at PMC-Sierra, VP Worldwide Sales of BroadLight, a leading FTTH semiconductor start-up, and leadership positions at Memlink, ECI Telecom and Vsoft. Mr. Sankar holds a B.Sc. degree in Electrical Engineering from the Technion, Israel Institute of Technology and an MBA degree, cum laude, from the Hebrew University, Jerusalem.

Mr. Kobi Haggay has served as our VP Products since January 2015. Prior to that, since 2009 Mr. Haggay served as our Product Manager. With over 10 years of experience in R&D products developments and five years as our Product Manager, Mr. Haggay brings a vast experience in the telecommunication industry. Mr. Haggay holds a B.Sc. Degree in Physics from Tel-Aviv University, Israel.

Additional Information

There are no family relationships between any of the directors or members of senior management named above, except that Mr. Slava Anisimov is the son of Mr. Sergey Anisimov.

As described in Item 4A under "Recent Major Business Developments", we underwent several key management changes in the past year.

 6.B.        Compensation

General

Our objective is to attract, motivate and retain highly skilled personnel who will assist RiT to reach its business objectives, performance and the creation of shareholder value and otherwise contribute to its long-term success. In June 2013, our shareholders approved the compensation policy for our executive officers and directors (the "Compensation Policy"), which was designed to correlate executive compensation with RiT's objectives and goals and otherwise embraces a performance culture that is based on merit, and differentiates and rewards excellent performance in the long term. See also “Item 10.B. - Additional Information — Memorandum and Articles of Association — Approval of Office Holder Compensation” below.

The following table sets forth all cash and cash-equivalent compensation we paid with respect to all of our directors and executive officers as a group for the periods indicated (in millions):

Year	Salaries, fees, commissions and bonuses*	Pension, retirement and similar benefits
2014 - All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2014(including 3 persons who left RiT during 2014)	$1.4	$0.4
2013 - All directors and executive officers as a group, consisting of 15 persons for the year ended December 31, 2013 (including 4 persons who left RiT during 2013)	$1.9	$0.2

*
This includes amounts expended by us for automobiles made available to our officers and other fringe benefits commonly reimbursed or paid by companies in Israel. It excludes any expenses (including business travel, professional and business association dues and expenses) reimbursed to officers or directors.

During 2014, we granted a total of 102,608 options to our executive officers at exercise prices ranging from $1.06 to $1.63 per ordinary share.  Such options will expire in 2020. No options have been granted to any of our directors during 2014. For a discussion of the accounting method and assumptions used in valuation of such options, see Note 6  to our consolidated financial statements included in our annual report on Form 20-F for the year ended December 31, 2014. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Share Option Plans” below.

For a discussion of the compensation granted to our five most highly compensated executive officers during 2014, see “Compensation of Executive Officers” below, and for a discussion of the compensation paid to our non-employee directors, see “Compensation of Directors” below.

Compensation of Executive Officers

The table and summary below outline the compensation granted to our five most highly compensated executive officers during or with respect to the year ended December 31, 2014. We refer to the five individuals for whom disclosure is provided herein as our “Covered Executives.”

For purposes of the table and the summary below, “compensation” includes base salary, bonuses (including sales commissions), equity-based compensation, retirement or termination payments, benefits and perquisites such as car, and social benefits and any undertaking to provide such compensation. All amounts reported in the table are in terms of cost to the Company, as recognized in our financial statements for the year ended December 31, 2014.

Name and Principal Position (1)	Annual Base Salary (2)	Bonus (3)	Equity-Based Compensation (4)	All Other Compensation (5)	Total
	(US$ in thousands)
Motti Hania, President and CEO	249	-	211	101	561
Elan Yaish, former CFO	197	-	6	87	290
Assaf Skolnik, VP Sales	149	40	2	81	272
Alex Shar, Deputy CEO and CTO	154	-	166	67	387
Vadim Leiderman, former CEO	102	-	314	38	454

(1)
Unless otherwise indicated herein, all Covered Executives are (or were, for former executive officers) (i) employed on a full-time (100%) basis; and (ii) subject to customary confidentiality, intellectual property assignment and non-solicitation provisions as well as an undertaking not to compete with us or in our field of business for  nine to twelve months following termination of employment.

(2)
Unless otherwise indicated herein, reflects the annual gross salary. Since all or part of the base salary may be denominated in currencies other than the US dollar, fluctuations in dollar amounts may be attributed to exchange rate fluctuations.

(3)
Amounts reported in this column represent annual bonuses, including sales commissions, granted to the Covered Executives based on formulas set forth in their respective employment agreements. Consistent with our Compensation Policy, the bonuses/commissions granted to our sales executive officers (in this list, only Assaf Skolnik), are based upon amount of sales achieved.

(4)
Amounts reported in this column represent the grant date fair value (and the associated accounting expense recognized by the Company) in accordance with accounting guidance for stock-based compensation. For a discussion of the assumptions used in reaching this valuation, see Note 6 to our consolidated financial statements included elsewhere in this annual report. All of the awards were in the form of stock options, which expire six years after the grant date, and were made pursuant to our equity incentive plan.

(5)
Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to the Covered Executive, payments, contributions and/or allocations for savings funds (e.g., Managers Life Insurance Policy), education funds ('keren hishtalmut'), pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (e.g., life, or work disability insurance), convalescence or recreation pay, relocation, employers payments for social security, tax gross-up payments and other benefits and perquisites consistent with RiT's guidelines. Unless otherwise indicated herein, all Covered Executives in Israel are entitled (including by virtue of Israeli labor laws), among other things, to (i) a company car and all related expenses; (ii) Company contributions for the benefit of the Covered Executive to (a) Managers Insurance Policy or pension fund, in the amount of at least 13.33% of the Covered Executive gross salary (a portion of which is for severance pay, to which the Covered Executive would be entitled), and (b) Education Fund (“Keren Hishtalmut”) in the amount of 7.5% of the Covered Executive’s gross salary; (iii) between  21 to 28 days paid vacation per year; (iv) between 7 to 14 days recreation (“Havra’a”) payment a year in an amount normally paid by our Company in accordance with applicable law; and (v) a notice period of between one month and up to 6 months prior to termination (other than termination for cause), during which they are generally entitled to all compensation and rights under their employment agreements.

Compensation of Directors

As of March 6, 2008, our external directors receive amounts consistent with the regulations promulgated under the Companies Law regarding compensation to external directors. The regulations mandate, among other things, that Israeli public companies, such as RiT, provide external directors with minimum cash compensation. Consistent with the aforesaid, the annual compensation paid to our external directors is NIS 83,397 (approximately $21,000) and NIS 4,059 (approximately $1,000) per board meeting or per board committee meeting, all linked to the Israeli consumer price index, effective March 6, 2008. All other independent directors of the Company (currently consisting of Hanan Samet) receive the same compensation as the external directors.

Other than the foregoing fees, and reimbursement for expenses, we do not compensate our directors for serving on our Board of Directors.

Equity Incentives

During 2014, we granted a total of 102,608 options to our executive officers at exercise prices ranging from $1.06 to $1.63 per ordinary share. No options were granted to any of our directors during 2014. See also "Item 6.E. - Directors, Senior Management and Employee – Share Ownership –– Share Option Plans” below.

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

In general, pursuant to the Companies Law, (1) each external director must have either accounting or financial expertise or professional qualifications (as such terms are defined in regulations promulgated under the Companies Law) and (2) at least one of the external directors must have accounting and financial expertise. We have determined that our external director, Mr. Israel Frieder has the requisite accounting and financial expertise and that Ms. Galia Druker has the necessary professional qualifications.

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

The initial term of an external director is three years and he or she may be reelected for up to two additional three-year terms. Thereafter, our external directors may be reelected by our shareholders for additional periods of up to three years each only if the audit committee and the Board of Directors confirm that, in light of the external director’s expertise and special contribution to the work of the Board of Directors and its committees, the reelection for such additional period is beneficial to the Company. Reelection of an external director may be effected through one of the following mechanisms: (1) the Board of Directors proposed the reelection of the nominee and the election was approved by the shareholders by the majority required to appoint external directors for their initial term, as described above; or (2) a shareholder holding 1% or more of the voting rights or the external director proposed the reelection of the nominee, and the reelection is approved by a majority of the votes cast by the shareholders of the company, excluding the votes of controlling shareholders and those who have a personal interest in the matter as a result of their relations with the controlling shareholders; provided that the aggregate votes cast in favor of the reelection by such non-excluded shareholders constitute more than 2% of the voting rights in the company.

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

The aforesaid NASDAQ requirement does not apply, however, where the issuer is a “controlled company,” a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Although we are a controlled company by virtue of STINS COMAN’s shareholdings in us, we currently satisfy this NASDAQ requirement as three of the five members of our Board of Directors, Mr. Israel Frieder, Ms. Galia Druker and Mr. Hanan Samet, were determined by our Board of Directors to qualify as independent directors under NASDAQ rules.

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

Our Audit Committee consists of Mr. Israel Frieder, Chairman, Ms. Galia Druker and Mr. Hanan Samet and satisfies the requirements of the Companies Law, the SEC and NASDAQ rules. Our Board of Directors has determined that Mr. Israel Frieder is an Audit Committee financial expert, as defined by applicable SEC regulations, and that he also has the requisite financial expertise, as defined under the NASDAQ rules.

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

Our Compensation Committee is currently composed of Galia Druker, the Chairman of our Compensation Committee, Israel Frieder and Hanan Samet, all of whom satisfy the respective “independence” requirements of the Companies Law, SEC and NASDAQ rules for compensation committee members.

Our Compensation Committee meets when required.

Nominations Committee

Pursuant to applicable NASDAQ rules, director nominees must be selected or recommended for the board’s selection either by a nominations committee composed solely of independent directors or by a majority of independent directors, subject to certain exceptions, including where the issuer is a controlled company. Although we are a controlled company by virtue of STINS COMAN’s shareholdings in us, we maintain a Nominations Committee which consists of Messrs. Hanan Samet and Israel Frieder and satisfies the requirements of the NASDAQ rules relating to nomination of directors.

Our Nominations Committee meets when required.

Internal Auditor

Under the Companies Law, the Board of Directors of a public company must also appoint an internal auditor proposed by the Audit Committee. The duty of the internal auditor is to examine, among other things, whether the Company’s conduct complies with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may not be an interested party, an office holder, or an affiliate, or a relative of an interested party, an office holder or affiliate, nor may the internal auditor be the company’s independent accountant or its representative. Starting in March 2015, our internal auditor is Doron Cohen, CPA (Isr.), CIA (USA), of the accounting firm Fahn Kanne Control Management Ltd., Grant Thornton Israel, who replaced Shmuel Rosenblum, our former internal auditor.

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

6.D.         Employees

The following table details certain data on the workforce (including temporary employees) of RiT and its consolidated subsidiaries for the periods indicated:

	As of December 31,
	2014	2013	2012
Approximate numbers of employees by geographic location
Israel	54	65	68
Europe, Far East	12	15	9
United States	0	2	3
Total workforce	66	82	80
Approximate numbers of employees by category of activity
Research and development	15	20	22
Sales and marketing	29	35	36
Operations	12	17	13
Management and administrative	10	10	9
Total workforce	66	82	80

The reduction in our workforce, from approximately 80 employees in 2012 to 66 employees at the end of 2014, is primarily as a result of our continued efforts to reduce our expenses including by reducing our headcount.

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

6.E.         Share Ownership

The following table details the number of our ordinary shares beneficially owned (including the shares underlying options or warrants held by such person that are exercisable within 60 days), by our directors and members of our senior management, as of April 13, 2015:

Name	Title/Office	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Sergey Anisimov (3)	Chairman of the Board of Directors	14,138,384	78.4%
Boris Granovsky (4)	Director	13,898,821	77.1%
Israel Frieder	Director	-	-
Hanan Samet	Director	-	-
Galia Druker	Director	-	-
Motti Hania	CEO and President	*	*
Alex Shar	Deputy CEO & CTO	*	*
Eran Erov	VP Finance	*	*
Assaf Skolnik	Vice President Sales	*	*
Viachislav (Slava) Anisimov	VP Operations	*	*
Raphael Sankar	VP Sales & Business Development (Americas & UK)	*	*
Kobi Haggay	VP Products	*	*
All directors and executive officers as a group (consisting of 12 persons)(5)		14,728,810	79.09%

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

(2)	The percentages shown are based on 15,541,306 shares issued and outstanding, excluding 2,125 ordinary shares held as treasury shares, as of April 13, 2015.

(3)
Includes (i) 11,407,954 ordinary shares held by STINS COMAN, (ii) 239,563 ordinary shares held by an Israeli private company named Invencom Technologies Ltd. (former name 'Quartz') with which he may be affiliated due to his wife being an owner, director and manager of Invencom, (iii) 125,000 warrants, with an exercise price of $2.50 per share, held by STINS COMAN, and (iv) 2,365,867 ordinary shares which may be issued to STINS COMAN upon conversion of the $3.0 million outstanding under the Convertible Loan.

(4)
Includes (i) 11,407,954 ordinary shares held by STINS COMAN, (ii) 125,000 warrants, with an exercise price of $2.50 per share, held by STINS COMAN, and (iii) 2,365,867 ordinary shares which may be issued to STINS COMAN upon conversion of the $3.0 million outstanding under the Convertible Loan.. Mr. Granovsky disclaims beneficial ownership of such shares. See "Item 7A. – Major Shareholders."

(5)
Includes outstanding options exercisable within 60 days as of April 13, 2015 into 590,426 ordinary shares. These options have an exercise price ranging from $1.63 to $14.88 per ordinary share and with the last options expiring in 2020.

Share Option Plans

In July 2003, we adopted the RiT Technologies Ltd. 2003 Share Option Plan, or, as amended, the 2003 Plan, which is currently administered by our Board of Directors. The purpose of the 2003 Plan is to provide incentives to our employees, directors, consultants and contractors, or any subsidiary thereof, by providing them with opportunities to purchase our ordinary shares. The exercise price and vesting schedule of options granted under the 2003 Plan are approved by the Board of Directors, as specified in the grant letter issued by us to the grantee. Unless otherwise determined by the Board of Directors, the options fully vest on the third anniversary following their grant, vesting in three equal shares annually. In June 2013, our Board of Directors approved the increase of the reserve for the grant of options under the 2003 Plan to a total of 2,000,000 ordinary shares; as of April 13, 2015, we have outstanding options to purchase approximately 1 million ordinary shares pursuant to such plan. The term of the 2003 Plan was originally set to expire in July 2013 and in June 2013 our Board of Directors approved the extension of such plan for an additional term of four years, such that the plan will expire in July 2017.

In addition, in May 1999, we adopted the RiT Technologies, Inc. Employee Stock Option Plan, or the RiT Inc. Plan, pursuant to which options to purchase our ordinary shares may be granted to the employees of RiT Technologies, Inc. The RiT Inc. Plan is administered by our Board of Directors which designates the optionees, dates of grant and the exercise price of the options. We have reserved 27,242 ordinary shares for the grant of options under the RiT Inc. Plan; as of April 13, 2015, we have outstanding options to purchase 3,550 ordinary shares pursuant to such plan. This plan expired in May 2009.

See "Item 6B. – Compensation" above with respect to grants of options to our directors and executive officers.

The following table summarizes information about all stock options outstanding as of December 31, 2014:

	Options outstanding			Options exercisable
		Weighted
		average
		remaining	Average		Average
	Number of	contractual	exercise	Number of	exercise
Rates of exercise	shares	life	price	exercisable	price
prices (in US$)	unexercised	(in years)	(in US$)	shares	(in US$)

1.00-2.99	132,608	5.70	1.31	-	-
3.00-3.80	502,600	1.89	3.56	441,987	3.59
4.00-5.44	337,192	3.12	4.28	193,894	4.25
7.50-9.84	1,500	1.86	9.60	1,500	9.60
10.24-14.88	6,340	1.26	14.88	6,340	14.88

	980,240			643,721

ITEM 7.                 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.        Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ordinary shares as of April 13, 2015 (except as noted below) by each person who is known by us to own beneficially more than 5% of our outstanding ordinary shares:

Name	Number of Ordinary Shares Owned Excluding Options and Warrants	Number of Ordinary Shares Beneficially Owned*	Number of Ordinary Shares Beneficially Owned* as Percent of Total Shares(1)
Sergey Anisimov(2)	11,647,517	14,138,384	78.4%
Boris Granovsky (3)	11,407,954	13,898,821	77.1%

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

(1)	Based on 15,541,306 ordinary shares outstanding excluding 2,125 ordinary shares held as treasury shares as of April 13, 2015.

(2)
Mr. Anisimov is the President of, and owns a majority interest in, STINS COMAN. Based on a Schedule 13D/A report filed with the SEC on October 29, 2014, jointly by STINS COMAN, Sergey Anisimov and Boris Granovsky (the “13D/A Report”), the figure includes (i)  11,407,954 ordinary shares held by STINS COMAN (ii) 239,563 ordinary shares held by Invencom, an Israeli private company with which Anisimov may be affiliated due to his wife being a director and manager of Invencom, (iii) 125,000 warrants held by Stins Coman and (iv) 2,365,867 convertible shares based on the $3.0 million outstanding loan balance under the Convertible Loan Agreement.

(3)
Based on the 13D/A Report, Mr. Granovsky is the Vice President of, and owns a minority interest in, STINS COMAN. Consequently, Mr. Granovsky may be deemed the beneficial owner, and to share the power to vote and dispose of the shares held by STINS COMAN. Mr. Granovsky disclaims beneficial ownership of such shares.

Significant Changes in the Ownership of Major Shareholders

As of January 1, 2010, STINS COMAN beneficially owned approximately 59% of our outstanding shares. Since then, we issued a total of 9,622,623 ordinary shares to STINS COMAN in connection with the conversions of approximately $30.0 million (principal and interest), in the aggregate, of the Convertible Loan made by STINS COMAN. In November 2013, as part of the public offering, STINS COMAN purchased 250,000 ordinary shares and warrants to purchase up to 125,000 ordinary shares. Following such issuances, STINS COMAN beneficially owns, as of April 13, 2015, together with Invencom, 14,138,384 ordinary shares, representing approximately 78.4% of our outstanding shares. For additional information about such issuances, see "Item 7 – Major Shareholders and Related Party Transactions."

Major Shareholders Voting Rights

Each ordinary share is entitled to one vote per share and none of our major shareholders has any different voting rights than any other shareholder.

Record Holders

Based on a review of the information provided to us by our transfer agent, as of April 13, 2015, there were 12 holders of record of our ordinary shares, of which record holders, holding approximately 42% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor is it representative of where such beneficial holders reside since many of these ordinary shares were held of record by brokers or other nominees (including one U.S. nominee company, CEDE & Co.).

Change of Control

As described above, we are controlled by Mr. Sergey Anisimov (through STINS COMAN). To our knowledge, we are not directly or indirectly owned or controlled by any foreign government. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change of our control.

7.B.        Related Party Transactions

Distributor Agreement – Enterprise. STINS COMAN, which became our largest shareholder in June 2008, has served as one of our distributors in Russia for our enterprise products since 1994 and has worked with us consistently since that date. In May 2005, more than three years before STINS COMAN became a principal shareholder of RiT, we entered into an International Distributor Agreement with STINS Corp., a subsidiary of STINS COMAN, whereby STINS Corp. was appointed as our non-exclusive distributor of enterprise products in Russia. The term of the Distributor Agreement is until July 14, 2015, which term, subject to applicable law, is automatically renewed for additional one-year terms at the conclusion of each period, unless terminated by either party.

Under the Distributor Agreement, STINS Corp. undertook a series of obligations, to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. We also undertook a series of obligations, to supply STINS Corp., at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. The prices at which STINS Corp. is entitled to buy our products is, as it is for most of our distributors, according to our current international distributor price list and discount policy. In addition, we entered into an Addendum to the Distributor Agreement, dated as of December 23, 2013 (the “Addendum”), for providing Stins Corp. a rebate program targeted at encouraging sales in the territory of Russia. The Addendum provides for a scaled rebate program to Stins Corp. computed as percentage of sales in Russia, up to a maximum rebate cap of EUR 36,000 for sales of $3,000,000 and above (approximately 1.7% rebate on sales, up to said cap). The term of the rebate program started on January 1, 2013 and ended on December 31, 2014.

In 2014, 2013 and 2012, we generated approximately $ 433,000, $1,120,000 and $329,000, respectively, in revenues from orders placed by STINS COMAN under the Distributor Agreement.

Distributor Agreement with RiT CIS. For the realignment of our sales in Russia and the CIS, we entered into a Distributor Agreement with RiT CIS, a Russian company affiliated with Stins Coman, dated January 6, 2015, pursuant to which RiT CIS will serve as an additional distributor of our products in Russia and the CIS.

Under the Distributor Agreement, RiT CIS undertook a series of obligations, to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. We also undertook a series of obligations, to supply RiT CIS, at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. The prices at which RiT CIS is entitled to buy our products is, as it is for most of our distributors, according to our current international distributor price list and discount policy.

Distributor Agreement with Stins Engineering. In an effort to increase our sales in Singapore and South Asia, we entered into a Distributor Agreement dated February 16, 2015, with Stins Engineering, a Singaporean company affiliated with Stins Coman, pursuant to which Stins Engineering will serve as a non-exclusive distributor of our products in such territory (excluding China and India).

Under the Distributor Agreement, Stins Engineering undertook a series of obligations, to maintain an adequate and aggressive sales organization to distribute and procure sales, to actively promote and create a demand for our products, and to assure adequate advisory, installation and support services. We also undertook a series of obligations, to supply Stins Engineering, at no cost, with such aids and technical assistance as we deem necessary to aggressively pursue product sales. The prices at which Stins Engineering is entitled to buy our products is, at it is for most of our distributors, according to our current international distributor price list and discount policy.

Employment. Mr. Sergey Anisimov is the Chairman of our Board of Directors and is the founder and President of STINS COMAN. In July 2008, our Audit Committee and Board of Directors approved the employment of Mr. Anisimov's son, Mr. Slava Anisimov (the “Employee”), in the quality assurance department at a monthly gross salary of approximately NIS 12,000, and additional social benefits in accordance with our policy. Our Audit Committee and Board of Directors also approved, subject to shareholder approval, a framework arrangement pursuant to which any modifications or amendments to be made in the Employee’s employment terms or position by our officers in the future are approved; provided that any such modification or amendment is conditioned upon the following: (i) any increase in the gross salary will not exceed 20% per year, (ii) any bonus will not exceed the equivalent of one monthly salary per year, (iii) any change in position is permitted as long as he is not appointed as one of our office holders; and (iv) the further approval by the Audit Committee and the Board of Directors. Our shareholders approved the foregoing compensation and framework arrangement at the annual meeting held in August 2008.

In September 2010 and in line with said shareholder approval, our Audit Committee and Board of Directors approved the Employee’s change of position to work in our support department, and increased his salary by 20% for each of the years 2009 and 2010 starting August 2010 i.e. to a monthly gross salary of NIS 17,280. In addition, as part of his employment terms, the Employee was granted options to purchase 250 Ordinary Shares at an exercise price of US$4.80 per share, according to comparable criteria for options grant to our employees, including a vesting period of three years.

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

On December 23, 2013, consistent with said shareholder resolution, our Audit Committee and Board of Directors approved (i) the Employee's change of position to work as the Assistant Vice President Operations, or AVP Operations, considered by us a non-office holder position, and (ii) the increase of the Employee's salary to NIS 26,000 per month.

On June 25, 2014, the Employee was appointed our VP Operations, following approval of our shareholders, which also approved the related compensation terms for such position, including (i) an increase of the Employee's salary to NIS 31,000 per month (equal to approximately $ 7,830), (ii) a grant of options to purchase 25,000 ordinary shares at an exercise price equal to $1.31, which was the market price of the shares as of June 25, 2014, (iii) two months termination notice under the Employee's employment agreement with us and (iv) additional customary benefits in accordance with our employment policies and practices for senior executives.

Convertible Loan Agreement. On June 11, 2009, we entered into a Loan Agreement with STINS COMAN, our controlling shareholder (as amended on June 17, 2009, February 17, 2010, April 14, 2011, December 8, 2011, April 17, 2012, August 6, 2012, October 23, 2012 and August 12, 2014 the "Convertible Loan Agreement").

Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan, originally of up to $10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. The Maximum Amount was increased several times and currently is $45 million (amendment dated December 8, 2011- increased to $14 million; amendment dated April 17, 2012- increased to $20 million; amendment dated August 6, 2012- increased to $25 million;  amendment dated October 23, 2012- increased to $35 million; and amendment dated August 12, 2014- increased to $45 million).

Pursuant to the Convertible Loan Agreement, at any time commencing October 1, 2009 through December 31, 2016 (the "Term"), we may call and receive any portion of the loan from STINS COMAN, but no more than $5 million at a time (up to the said Maximum Amount of $45 million) and at intervals of at least 30 days between each call request.

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

As of April 13, 2015, we had drawn approximately 32.9 million in principal under the Convertible Loan Agreement, which we received in installments, of which STINS COMAN has converted $29.9 million into 9,622,623 of our ordinary shares as follows:

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

•
On June 27, 2013, STINS COMAN converted approximately $2.0 million loan amount, representing principal and accrued interest, into 449,738 of our ordinary shares, reflecting an average conversion price of $4.46 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated June 17, 2013.

•
On September 30, 2013, STINS COMAN converted approximately $2.0 million loan amount, representing principal and accrued interest, into 582,494 of our ordinary shares, reflecting an average conversion price of $3.45 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated September 12, 2013.

•
On September 30, 2014, STINS COMAN converted approximately $5.0 million loan amount, representing principal and accrued interest, into 2,778,088 of our ordinary shares, reflecting an average conversion price of $1.82 per share (i.e., with a 10% premium on the applicable Base Price at the time of each part of the funds received), pursuant to a Securities Purchase Agreement, by and between us and STINS COMAN, dated September 10, 2014.

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

In early 2013 IntElorg approached us indicating that it may have potential sale-opportunities in the Singapore, Hong Kong, Macao, Taiwan, Indonesia, Vietnam, Thailand, Philippines, Kazakhstan (the “Territory”). Given that we do not have any representatives in the Territory, our Audit Committee and Board approved entering into a new Representative Agreement with IntElorg (the "Agreement") providing for IntElorg to act as our non-exclusive sales agent in the Territory. The Agreement provides for success fees only to Intelorg i.e. a commission of five percent (5%) on each actual sale generated in the Territory. The Agreement term is until March 1, 2016 (the "Term"), which shall  automatically renew for additional one (1) year terms, unless terminated by either party, for any reason, upon thirty (30) days written notice, prior to the end of the Term, or any additional term, as the case may be. In addition, the Agreement may be terminated at any time by either party with or without cause by giving thirty (30) days written notice to the other party.  On June 17, 2013 our shareholders approved entering into the Agreement, and the Agreement was signed as of June 17, 2013. This Agreement was most recently terminated by RiT effective as of April 3, 2015.

The IWON Technology.

MOU. On July 1, 2010, we entered into a Memorandum of Understanding (the “MOU”) with Invencom. The MOU related to an evaluation of the feasibility of the IWON technology, and the ultimate creation of a prototype system designed to demonstrate the qualities, specification and limitations of such Technology (the "Feasibility Check" and the “Project”, respectively).  Under the MOU, we agreed to assign specific RiT professionals to work on a part-time basis (under agreed-upon limitations) with Invencom on the Project, while Invencom would recruit and hire specific experts. Invencom further undertook to compensate RiT's designated employees for their part-time employment for Invencom during the term of the Project.

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

While the Feasibility Project has shown progress, it has not been finalized yet and is still undergoing additional analysis.

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

8.B.           Significant Changes

Except as otherwise disclosed in this annual report, no significant change has occurred since December 31, 2014.

ITEM 9.                  THE OFFER AND LISTING

9.A.        Share History

Ordinary Shares

Our ordinary shares are listed on the NASDAQ Capital Market under the symbol “RITT.”

The annual high and low sale prices for our ordinary shares for the five most recent full fiscal years are:

Year Ended December 31,	High ($)	Low ($)

2010	13.45	1.10
2011	12.94	2.55
2012	6.88	2.28
2013	4.74	1.56
2014	2.14	0.91

The quarterly high and low sale prices for our ordinary shares for the two most recent full fiscal years and any subsequent period are:

Financial Quarter	High ($)	Low ($)

2013
Q1	4.74	3.00
Q2	4.88	3.35
Q3	3.85	2.30
Q4	3.00	1.55

2014
Q1	2.14	1.58
Q2	1.79	1.29
Q3	1.93	0.91
Q4	1.40	0.91

2015
Q1	1.28	0.96

The monthly high and low sale prices for our ordinary shares during the past six months were:

Month	High ($)	Low ($)
October 2014	1.40	1.10
November 2014	1.19	1.05
December 2014	1.18	0.91
January 2015	1.48	0.96
February 2015	1.34	1.20
March 2015	1.27	1.12
April 2015 (through April 21, 2015)	1.17	1.10

On April 21, 2015, the last reported sale price of our ordinary shares on the NASDAQ was $1.17 per share.

Warrants

Our warrants began trading on The NASDAQ Capital Market on November 22, 2013 under the symbol "RITTW."

The annual high and low sale prices for our warrants for the fiscal years since the warrants began trading in November 2013 are:

Year Ended December 31,	High ($)	Low ($)

2013	0.70	0.45
2014	0.72	0.21

The quarterly high and low sale prices for our warrants since the warrants began trading in November 2013 are:

Financial Quarter	High ($)	Low ($)

2013
Q4	0.70	0.45

2014
Q1	0.72	0.45
Q2	0.49	0.25
Q3	0.40	0.21
Q4	0.36	0.25

2015
Q1	0.32	0.23

The monthly high and low sale prices for our warrants during the past six months were:

Month	High ($)	Low ($)
October 2014	0.36	0.25
November 2014	0.30	0.26
December 2014	0.31	0.25
January 2015	0.32	0.27
February 2015	0.31	0.28
March 2015	0.30	0.23
April 2015 (through April 21, 2015)	0.25	0.19

On April 21, 2015, the last reported sale price of our warrants on the NASDAQ was $0.19 per warrant.

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

As of April 13, 2015, we had 15,541,306 shares issued and outstanding. This figure does not include:

•	2,125 ordinary shares held as treasury shares;
•
1,011,192 ordinary shares issuable upon exercise of outstanding options under our equity compensation plans, of which, 655,834 options to purchase our ordinary shares were exercisable as of April 13, 2014;

•	2,365,867 ordinary shares issuable to STINS COMAN upon conversion of the $3 million outstanding under the Convertible Loan;
•
1,725,000 ordinary shares issuable upon exercise of the outstanding Public Warrants (as described elsewhere in this annual report), at an exercise price of $2.50 per share, which warrants expire on November 27, 2018; and

•
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

Approval of Office Holder Compensation

Under the Companies Law, we are required to approve at least once every three years a compensation policy with respect to our officers and directors. Following the recommendation of our compensation committee, the compensation policy must be approved by our Board of Directors and shareholders. In general, all office holders’ terms of compensation – including fixed remuneration, bonuses, equity compensation, retirement or termination payments, indemnification, liability insurance and the grant of an exemption from liability – must comply with the company's Compensation Policy. On June 17, 2013 our shareholders (following approval of our Compensation Committee and Board), approved the Compensation Policy.

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

Indemnity and Insurance

We have undertaken to indemnify our office holders to the fullest extent permitted by law by providing them with an Indemnification Agreement, substantially in the form approved by our shareholders in 2009. We currently maintain directors and officer's liability insurance with an aggregate coverage limit of $10.0 million, including legal costs incurred.

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

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of a company's outstanding shares, the acquisition must be made by means of a "full tender offer" for all of the outstanding shares. For example, as of April 13, 2015, STINS COMAN together with Invencom “held”, for purposes of the aforesaid Israeli law 90% limitation, 74.9% of our outstanding shares.  In general, if less than 5% of the outstanding shares are not tendered in the full tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it.  Shareholders may request appraisal rights in connection with a full tender offer for a period of six months following the consummation of the tender offer, but the acquirer is entitled to stipulate that tendering shareholders will forfeit such appraisal rights.

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

General Corporate Tax Structure

Israeli companies were subject to corporate tax on their taxable income at the rate of 25% for the 2013 tax year and were subject to corporate tax at the rate of 26.5% for the 2014 tax year. The corporate tax rate is scheduled to remain at 26.5% for future tax years. Israeli companies are generally subject to capital gains tax at the corporate tax rate. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as defined below) may be considerably less, as further discussed below.

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

Law for the Encouragement of Industry (Taxes), 1969

According to the Industry Encouragement Law, an "Industrial Company" is a company resident in Israel, 90% or more of the income of which in any tax year, other than of income from government defense loans, capital gains, interest and dividends, is derived from an "Industrial Enterprise" owned by it. An "Industrial Enterprise" is defined as an enterprise whose major activity in a given tax year is industrial production.

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

The tax rate generally applicable to capital gains derived from the sale of securities, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such securities, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a "securities shareholder" at any time during the 12-month period preceding such sale (i.e. such shareholder holds directly or indirectly, including jointly with others, at least 10% of any means of control in the company), the tax rate will be 30%. However, the foregoing tax rates will not apply to dealers in securities. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of securities.

As of January 1, 2013, shareholders that are individuals who have taxable income that exceeds NIS 800,000 in a tax year (linked to the CPI each year, which equated to NIS 811,560 in the 2014 tax year) will be subject to an additional tax, referred to as High Income Tax, at the rate of 2% on their taxable income for such tax year which is in excess of such threshold. For this purpose taxable income will include taxable capital gains from the sale of our securities and taxable income from dividend distributions.

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

Application of the U.S.-Israel Income Tax Treaty to Capital Gains Tax

Pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on income, as amended (the "the U.S.-Israel Tax Treaty"), the sale of shares by a person who qualifies as a resident of the United States within the meaning of the treaty and who is entitled to claim the benefits afforded to a resident by the treaty will not be subject to Israeli capital gains tax. This exemption does not apply if (i) the person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the applicable sale; or (ii) the capital gains from such sale can be allocated to a permanent establishment in Israel. A sale, exchange or disposition of our ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during the 12-month period preceding the sale, exchange or disposition will be subject to Israeli capital gains tax, to the extent applicable.  However, the person may be permitted to claim a credit for the capital gains tax paid in Israel against the U.S. federal income tax imposed with respect to the applicable sale, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes.

Tax on Dividends for Non-Israeli Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income such as dividends. On distributions of dividends other than bonus shares, or stock dividends, income tax is applicable at the following rates: (i) 25%, or 30% for a shareholder that is considered a substantial shareholder at any time during the 12-month period preceding such distribution; (ii) 20%, if the income out of which the dividend is being paid is attributable to an Approved, Benefited or Preferred Enterprise. A different rate may be provided in a treaty between Israel and the shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of our ordinary shares who is a U.S. resident is 25% or 15% if the dividends are from income generated by an Approved, Benefited or Preferred Enterprise; however if the income out of which the dividend is being paid is not attributable to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and not more than 25% of our gross income consists of interest or dividends, then the maximum tax is 12.5% for a shareholder who is a U.S. corporation holding at least 10% of our issued voting power during the part of the taxable year preceding the date of payment of the dividend and during the whole of the prior taxable year (and additional conditions under the U.S. -Israel Tax Treaty are met).

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

Pursuant to the U.S.-Israel Tax Treaty, the maximum rate of Israeli withholding tax on dividends paid to a U.S. holder is 25%.U.S. holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the Israeli tax withheld on distributions on the ordinary shares. The Code applies various limitations, however, on the amount of foreign tax credits that may be available to a U.S. holder. Because of the complexity of the foreign tax credit rules and limitations, U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit. Distributions paid by us will generally be foreign source passive income for U.S. foreign tax credit purposes.

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

Passive Foreign Investment Companies

A non-United States corporation, such as our company, will be a “passive foreign investment company”, or a “PFIC”, for United States federal income tax purposes in any taxable year in which either (1) 75% or more of its gross income for such year consists of certain types of “passive” income or (2) 50% or more of the average  fair market value of its assets during such year (based on quarterly valuations) produce or are held for the production of passive income.  Passive income generally consists of dividends, interest, rents, royalties, annuities, income from certain commodities transactions and from notional principal contracts and gains from the disposition of passive assets. An asset will generally be characterized as passive if it has generated (or is reasonably expected to generate in the reasonably foreseeable future) “passive income” in the hands of the foreign corporation.  In determining whether a non−U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

We believe that we were not a PFIC for U.S. federal income tax purposes for the 2014 taxable year. However, because our PFIC status is determined annually and depends on the composition of our income and the fair market value of our assets from time to time, there can be no assurance that we will not be a PFIC for any taxable year.

If we were a PFIC for any taxable year during which a U.S. holder held ordinary shares or warrants, unless an election has been made by a U.S. holder to be taxed under one of the alternative regimes discussed below, gain recognized by a U.S. holder on a sale or other disposition (including certain pledges) of the ordinary shares or warrants would be allocated ratably over the U.S. holder’s holding period for the ordinary shares or warrants. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the amount allocated to that taxable year. Similar rules would apply to any distribution in respect of shares in excess of 125% of the average of the annual distributions received by a U.S. holder during the preceding three years or such holder’s holding period, whichever is shorter.

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

Foreign Asset Reporting

Certain U.S. holders who are individuals may be required to report information relating to an interest in our ordinary shares or warrants, subject to certain exceptions. For example, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file Form 8938 with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons; (ii) financial instruments and contracts held for investment that have non-United States issuers or counterparties; and (iii) interests in foreign entities. Certain domestic entities that are U.S. holders may also be required to file Form 8938 in the near future. In addition, a U.S. holder should consider the possible obligation to file FinCEN Form 114, Report of Foreign Bank and Financial Accounts, as a result of holding ordinary shares or warrants. U.S. holders are urged to consult their tax advisors regarding the application of these and other reporting requirements that may apply to their ownership of ordinary shares

Non-U.S. Holders of Ordinary Shares or Warrants

Except as provided below, a non-U.S. holder of ordinary shares or warrants generally will not be subject to U.S. income or withholding tax on the payment of dividends on, and the proceeds from the disposition of ordinary shares or warrants.

A non-U.S. holder may be subject to U.S. federal income tax on dividends received on ordinary shares or upon the receipt of income from the disposition of ordinary shares or warrants if (1) such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States and, in the case of a resident of a country which has an income tax treaty with the United States, such item is attributable to a permanent establishment or a fixed place of business in the United States; (2)  with respect to a U.S. holder that is an individual, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (3) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax laws applicable to U.S. expatriates.

Payments to Non-U.S. holders of distributions on, or proceeds from the disposition of ordinary shares or warrants  are generally exempt from information reporting and backup withholding. However, a Non-U.S. holder may be required to establish that exemption by providing certification of non-U.S. status on an appropriate IRS Form W-8.

Backup withholding is not an additional tax.

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

In addition, our profits and cash flow will be negatively affected by the devaluation of the U.S. dollar in relation to the NIS since certain portion of our expenses, as discussed above, is denominated in NIS and such devaluation may increase it significantly (e.g., devaluation of the U.S. dollar against the NIS of 7% in 2013).

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

	Year Ended December 31,
	2010	2011	2012	2013	2014
NIS	6.4%	(7.7)%	(2.1)%	(7.0)%	12.0%
Euro	7.4%	4.2%	(1.8)%	4.5%	(11.8	) %
Israeli Consumer Price Index	2.7%	2.2%	1.6%	1.81%	(0.2	) %

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

PART II

ITEM 13.               DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.               MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.               CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our management, including our chief executive officer, or CEO, and our Vice President of Finance, or VP Finance, who is our principal financial officer, are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Exchange Act). These controls and procedures were designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our CEO and VP Finance, as appropriate, to allow timely decisions regarding required disclosure. We evaluated these disclosure controls and procedures under the supervision of our CEO and VP Finance as of December 31, 2014. Based upon that evaluation, our management, including our CEO and VP Finance, concluded that our disclosure controls and procedures as of December 31, 2014 are effective.

Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. We performed an evaluation of the effectiveness of our internal control over financial reporting that was designed by, or under the supervision of, our CEO and VP Finance and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our internal control over financial reporting includes those policies and procedures that:

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

Under the supervision and with the participation of our management, including our CEO and VP Finance, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014 based on the 1992 framework for Internal Control-Integrated Framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on such evaluation, our management, including the CEO and VP Finance, has concluded that our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended) as of December 31, 2014 is effective.

Changes in internal control over financial reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.               [RESERVED]

ITEM 16A.            AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Israel Frieder is an audit committee financial expert, as defined by applicable SEC regulations. Mr. Frieder qualified as an "independent director," as that term is defined under NASDAQ rules.

ITEM 16B.            CODE OF ETHICS

We have adopted a code of ethics applicable to our directors, officers and all other employees. In December 2014, in connection with our internal auditor's routine review of corporate policies, we amended our Code of Ethics and Business Conduct by including specific reference to the provisions of The Foreign Corrupt Practices Act of 1977, as amended. Our Code of Ethics and Business Conduct (as amended) is publicly available on our website at www.rittech.com. If we make any additional amendment to the Code of Ethics and Business Conduct or grant any waivers, including any implicit waiver, from a provision of the code of ethics, which applies to our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website or otherwise.

ITEM 16C.            PRINCIPAL ACCOUNTANT FEES AND SERVICES

In the annual meeting held on June 25, 2014, our shareholders re-appointed Somekh Chaikin, Certified Public Accountants (Isr.), a member of KPMG International, or KPMG, to serve as our independent registered public accounting firm until the next annual meeting. The following table sets forth, for each of the years indicated, the fees paid or payable to KPMG for the period indicated.

	2014	2013
Audit Fees (1)	$105,000	$185,000
Audit-Related Fees	-	-
Tax Fees (2)	$10,350	$5,000
All Other Fees(3)	$10,722	$8,500
Total	$126,072	$198,500

(1)
Audit fees consist of services that have been provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to tax compliance and advisory services.

(3)	All other fees relate to services performed relating to conflict minerals regulations and to the submission of a marketing grant application.

Pre-approval Policies and Procedures

The audit committee of our board of directors approves, in advance, all audit, audit-related, tax and other services to be provided by KPMG.  None of the services provided by KPMG in 2014 or 2013 was approved under the de minims exception provision described in paragraph (c)(7)(i)(C) of Rule 2-01 of SEC Regulation S-X.

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

ITEM 18.                FINANCIAL STATEMENTS

Index to Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 31, 2014 and 2013	F-3

Consolidated Statements of Operations for the Years
ended December 31, 2014, 2013 and 2012	F-4

Consolidated Statements of Shareholders’ Equity for the Years ended December 31, 2014, 2013 and 2012	F-5

Consolidated Statements of Cash Flows for the Years
ended December 31, 2014, 2013 and 2012	F-6

Notes to the Consolidated Financial Statements	F-7

ITEM 19.                EXHIBITS

List of Exhibits

1.1	Amended and Restated Memorandum of Association (1)

1.2	Amended and Restated Articles of Association (2)

2.1	Specimen Form of Ordinary Share Certificate (3)

2.2	Form of Public Warrant (4)

4.1           Amended RiT Technologies Ltd. 2003 Share Option Plan (5)

4.2	Form of Indemnification Agreement (6)

4.3	MOU between the Registrant and Invencom (former name Quartz Ltd.), dated July 1, 2010 and Addendum to the MOU dated May 12, 2011(7)

4.4	MOU between the Registrant and Invencom, dated December 11, 2012 (8)

4.5	Product Alliance Agreement, between the Registrant and STINS COMAN, dated February 19, 2010 (9) and Services Agreement between the Registrant and STINS COMAN, dated July 28, 2011 (10)

4.6	Convertible Loan Agreement, between the Registrant and STINS COMAN, dated June 11, 2009 (11)

4.7
Addendum to the Convertible Loan Agreement, dated February 17, 2010 (12), Addendum to the Convertible Loan Agreement, dated April 14, 2011 (13),  Amendment to the Convertible Loan Agreement, dated December 8, 2011(14), Amendment to the Convertible Loan Agreement, dated April 17, 2012 (15), Amendment to the Convertible Loan Agreement, dated August 6, 2012 (16), Amendment to the Convertible Loan Agreement, dated October 23, 2012 (17) and Amendment to the Convertible Loan Agreement, dated August 12, 2014 (18)

4.8	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated May 17, 2010 (19)

4.9	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated September 13, 2010 (20)

4.10	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated March 15, 2011 (21)

4.11	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 15, 2011 (22)

4.12	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated December 8, 2011 (23)

4.13	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 26, 2012 (24)

4.14	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated December 5, 2012 (25)

4.15	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated March 14, 2013 (26)

4.16	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated June 17, 2013 (27)

4.17	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated September 12, 2013 (28)

4.18	Securities Purchase Agreement, between the Registrant and STINS COMAN, dated September 10, 2014 (29)

4.19	Technology Purchase Agreement, between the Registrant and Invencom, dated June 26, 2012 (30)

4.20	Securities Purchase Agreement, between the Registrant and Invencom, dated September 10, 2012 (31)

4.21	Form of Underwriter Warrant (32)

4.22	Compensation Policy for Executive Officers and Directors (33)

4.23	Equity Distribution Agreement, between the Registrant and Maxim Group LLC, dated May 21, 2013 (34)

4.24	Form of Warrant Agency Agreement of Public Warrants (35)

4.25	International Distributor Agreement, between the Registrant and Stins Corp., dated May 1, 2005 (36) as amended by Addendum dated as of December 23, 2013 (37)

4.26	International Distributor Agreement, between the Registrant and RiT CIS Ltd., dated January 6, 2015 (38)

4.27	International Distributor Agreement, between the Registrant and Stins Engineering Pte Ltd., dated February 16, 2015 (39)

8.1	List of Subsidiaries (40)

12.1	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

12.2	Certification of the VP Finance pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

13.1	Certification of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

13.2	Certification of the VP Finance pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**

15.1	Consent of Somekh Chaikin, Member Firm of KPMG International, Independent Registered Public Accounting Firm.*

101
The following financial information from the Registrant's Annual Report on Form 20-F for the year ended December 31, 2014, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statement of Comprehensive Income; (iv) Consolidated Statements of Changes in Shareholders’ Equity; (v) Consolidated Statements of Cash Flows; and (vi) Notes to Consolidated Financial Statements, tagged as blocks of text and in detail*

_____________________
(1)	Incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form F-1 , filed with the SEC on August 7, 2013.

(2)	Incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form F-1, filed with the SEC on August 7, 2013.

(3)	Incorporated by reference to Exhibit 2.1 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(4)	Incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form F-1/A, filed with the SEC on November 18, 2013.

(5)	Incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form F-1, filed with the SEC on August 7, 2013.

(6)	Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 11, 2009.

(7)	Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2011, filed with the SEC on May 11, 2012.

(8)	Incorporated by reference to Exhibit 4.4 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013.

(9)	Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.3 to the Company’s Form 6-K filed with the SEC on May 17, 2010.

(10)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on August 25, 2011.

(11)	Incorporated by reference to Annex B of Exhibit 99.3 to the Registrant's Form 6-K filed with the SEC on August 11, 2009.

(12) Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 29, 2010.

(13) Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 18, 2011.

(14) Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on December 19, 2011.

(15)	Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on April 24, 2012.

(16) Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on August 14, 2012.

(17) Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on October 30, 2012.

(18)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on August 18, 2014.

(19)  Incorporated by reference to Exhibit 4.6 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 29, 2010.

(20) Incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(21) Incorporated by reference to Exhibit 10.6 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2010, filed with the SEC on June 30, 2011.

(22) Incorporated by reference to Exhibit 4.10 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2011, filed with the SEC on May 11, 2012.

(23) Incorporated by reference to Exhibit 4.11 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2011, filed with the SEC on May 11, 2012.

(24)	Incorporated by reference to Exhibit 4.13 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013.

(25)	Incorporated by reference to Exhibit 4.14 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013.

(26)	Incorporated by reference to Exhibit 4.15 to the Registrant's Annual Report on Form 20-F for the year ended December 31, 2012, filed with the SEC on April 30, 2013.

(27)	Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K filed with the SEC on June 19, 2013.

(28)	Incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form F-1/A, filed with the SEC on November 18, 2013.

(29)	Incorporated by reference to Exhibit 2 to the Schedule 13D/A filed with the SEC on October 29, 2014.

(30)	Incorporated by reference to Annex A to the Registrant’s Proxy Statement filed as Exhibit 99.2 to the Registrant’s Form 6-K filed with the SEC on July 3, 2012.

(31)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on September 12, 2012.

(32)	Incorporated by reference to Exhibit 4.3 to the Registrant's Registration Statement on Form F-1/A, filed with the SEC on November 18, 2013.

(33)	Incorporated by reference to Annex B of Exhibit 99.2 to the Registrant’s Form 6-K filed with the SEC on May 9, 2013.

(34)	Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K filed with the SEC on May 21, 2013.

(35)	Incorporated by reference to Exhibit 10.22 to the Registrant's Registration Statement on Form F-1/A, filed with the SEC on November 19, 2013.

(36)	Incorporated by reference to Exhibit (e)(3) to the Schedule 14D-9 filed by the Registrant with the SEC on May 15, 2008.

(37)	Incorporated by reference to Annex B of Exhibit 99.1 to the Registrant’s Form 6-K filed with the SEC on January 21, 2014.

(38)	Incorporated by reference to Exhibit 99.1 to the Registrant's Form 6-K filed with the SEC on March 3, 2015.

(39)	Incorporated by reference to Exhibit 99.2 to the Registrant's Form 6-K filed with the SEC on March 3, 2015.

(40)	Incorporated by reference to Exhibit 8.1 to the Registrant's Annual Report on Form 20-F for the Year ended December 31, 2004, filed with the SEC on March 31, 2005.

*	Filed herewith.

**	Furnished herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

RiT TECHNOLOGIES LTD.

By:	/s/ Motti Hania
Name: Motti Hania
Title: President and Chief Executive Officer

April 21, 2015

RiT Technologies Ltd. and Subsidiaries Consolidated Financial Statements As of and for the year ended December 31, 2014

RiT Technologies Ltd.
and Subsidiaries

Consolidated Financial Statements as of December 31, 2014

Contents

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
RiT Technologies Ltd.

We have audited the accompanying consolidated balance sheets of RiT Technologies Ltd. and subsidiaries (the “Company”) as of December 31, 2014 and 2013 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
April 20, 2015

RiT Technologies Ltd. and Subsidiaries

Consolidated Balance Sheets

		December 31
		2014	2013
	Notes	US$ thousands	US$ thousands
Assets
Current Assets:	8
Cash and cash equivalents		1,604	5,194
Trade receivables, net *		1,680	3,839
Other current assets		335	237
Inventories		3,617	3,647
Total Current Assets		7,236	12,917

Assets held for severance benefits	4	967	1,161
Property and equipment, net	3	471	500
Total Non-Current Assets		1,438	1,661

Total Assets		8,674	14,578

Liabilities and Shareholders' Equity
Current Liabilities:
Trade payables		967	1,878
Other payables and accrued liabilities	8	1,554	1,933
Total Current Liabilities		2,521	3,811

Principal shareholder convertible loan	6	1,000	2,000
Liability in respect of employees' severance benefits	4	1,224	1,338
Total Non-Current Liabilities		2,224	3,338
Total Liabilities		4,745	7,149

Commitments and Contingencies	5

Shareholders' Equity:	6
Ordinary shares NIS 0.8 par value each (50,000,000
shares authorized as of December 31, 2014
and 2013; 15,541,306 and 12,763,218 shares issued and
fully paid as of December 31, 2014 and 2013, respectively)		3,384	2,782
Treasury stock		(27)	(27)
Additional paid-in capital		72,239	66,942
Accumulated deficit		(71,667)	(62,268)
Total Shareholders' Equity		3,929	7,429

Total Liabilities and Shareholders' Equity		8,674	14,578

*	Includes balances in the amounts of $287 thousand and $398 thousand with related parties as of December 31, 2014 and 2013, respectively (see also Note 9).

/s/ Israel Frieder	/s/ Motti Hania
Director	President and Chief Executive Officer

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Operations

		For the year ended December 31
		2014	2013	2012
	Notes	US$ thousands	US$ thousands	US$ thousands
Sales*	8	6,619	11,179	8,436

Cost of sales	8	5,196	7,864	7,065

Gross profit		1,423	3,315	1,371

Operating expenses

Research and development, gross		3,003	4,683	3,922
Less – Government Grants	5	(234)	(558)	-

Research and development, net		2,769	4,125	3,922
Sales and marketing		3,948	4,786	5,465
General and administrative		4,021	3,803	3,043

Total operating expenses		10,738	12,714	12,430

Operating loss		(9,315)	(9,399)	(11,059)

Financing expenses, net	8	(77)	(129)	(48)

Other expenses, net		(7)	-	-

Loss before income tax		(9,399)	(9,528)	(11,107)

Taxes on income	7	-	-	-

Net Loss		(9,399)	(9,528)	(11,107)

Net Loss Per Share - Basic and Diluted
(in US$)	2	(0.70)	(1.04)	(1.91)

Weighted Average Number of Ordinary
Shares Outstanding - Basic and Diluted		13,471,060	9,138,947	5,802,803

*See Note 9 for transactions with related parties.

 For the years ended December 31, 2014, 2013 and 2012, comprehensive income equals net income.

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Shareholders’ Equity

							Additional
		Deferred	Ordinary	Treasury	Ordinary	Treasury	Paid-In	Accumulated
		Shares *	Shares *	Stock *	Shares	Stock	Capital	Deficit	Total
	Note	Number of Shares			US $ In Thousands
Balance as of January 1, 2011		17,030	5,209,122	2,125	1,126	(27)	45,569	(41,633)	5,035

Conversion of convertible loan from principal shareholder	6	-	2,265,857	-	474	-	7,587	-	8,061
Transaction with related party	6	-	-	-	-	-	(584)	-	(584)
Issuance of shares to related party	6	-	218,813	-	44	-	540	-	584
Stock compensation expense		-	-	-	-	-	301	-	301
Net loss for the year		-	-	-	-	-	-	(11,107)	(11,107)
Balance as of December 31, 2012		17,030	7,693,792	2,125	1,644	(27)	53,413	(52,740)	2,290

Conversion of convertible loan from principal shareholder	6	-	2,053,398	-	454	-	8,092	-	8,546
Issuance of shares	6	-	3,000,000	-	681	-	4,248	-	4,929
Issuance of Warrants	6	-	-	-	-	-	17	-	17
Issuance of shares At-The-Market		-	16,028	-	3	-	-	-	3
Stock compensation expense		-	-	-	-	-	1,172	-	1,172
Net loss for the year		-	-	-	-	-	-	(9,528)	(9,528)
Balance as of December 31, 2013		17,030	12,763,218	2,125	2,782	(27)	66,942	(62,268)	7,429

Conversion of convertible loan from principal shareholder	6	-	2,778,088	-	602	-	4,456	-	5,058
Stock compensation expense		-	-	-	-	-	841	-	841
Net loss for the year		-	-	-	-	-	-	(9,399)	(9,399)
Balance as of December 31, 2014		17,030	15,541,306	2,125	3,384	(27)	72,239	(71,667)	3,929

*
Ordinary Shares – NIS 0.8 par value
Authorized shares: 50,000,000 Ordinary Shares as of December 31, 2014 and 2013, issued and outstanding Ordinary Shares 15,453,431 and 12,765,343 as of December 31, 2014 and 2013, respectively, (including 2,125 shares are held by a subsidiary) and 15,541,306 and 12,763,218 issued and outstanding as of December 31, 2014 and 2013, respectively, (not including 2,125 held by a subsidiary).

Deferred Shares – NIS 0.1 par value
Authorized shares:20,230 Deferred Shares as of December 31, 2014 and 2013; issued and outstanding 17,030 as of December 31, 2014 and 2013.

The accompanying notes are an integral part of the consolidated financial statements.

RiT Technologies Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

	For the year ended December 31
	2014	2013	2012
	US$ thousands	US$ thousands	US$ thousands
Cash flows from operating activities
Net loss for the year	(9,399)	(9,528)	(11,107)
Adjustments to reconcile net loss to net cash
used in operating activities:
Severance pay benefits, net	80	(77)	76
Depreciation of property and equipment	178	174	190
Stock compensation expense	841	1,172	301
Loss on sale of fixed assets	1	-	5
Interest on principal shareholder convertible loan	57	46	73
Changes in operating assets and liabilities:
Decrease (increase) in trade receivables, net	2,159	(1,841)	1,923
Decrease (increase) in other current assets	(98)	(18)	347
Decrease (increase) in inventories	30	(288)	420
Increase (decrease) in trade payables	(943)	599	(1,236)
Increase (decrease) in other payables and accrued expenses	(379)	581	197
Net cash used in operating activities	(7,473)	(9,180)	(8,811)

Investing activities:
Purchase of property and equipment	(117)	(84)	(501)
Net cash used in investing activities	(117)	(84)	(501)

Financing activities:
Proceeds from short term loans	-	218	1,151
Repayment of short term loans	-	(392)	(1,139)
Proceeds from issuance of shares and warrants, net of
issuance expenses	-	4,949	-
Proceeds from principal shareholder convertible loan	4,000	7,500	10,599
Net cash provided by financing activities	4,000	12,275	10,611

Net increase (decrease) in cash and cash equivalents	(3,590)	3,011	1,299
Cash and cash equivalents, beginning of year	5,194	2,183	884
Cash and cash equivalents, end of year	1,604	5,194	2,183
Non cash investing activities:
Purchase of property and equipment	77	45	-

Non cash financing activities:
Conversion of loans	5,058	8,546	8,645

Cash paid during the year for:
Interest	-	4	19

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

The Company’s IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. The products help companies plan and provide, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. The IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions.

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

The Company has significant losses attributable to its operations. To Date, the Company has managed its liquidity through a series of cost reduction initiatives, expansion of its sales into new markets, private placement transactions, raising capital through sales and issuance of its stock to the public and line of credit from its principal shareholder.

Based on the most current sales and spending projections, the Company anticipates that its existing capital resources, including, as necessary, the line of credit available under the Convertible Loan Agreement from its principal shareholder (as described in Note 6), will be adequate to satisfy its working capital and capital expenditure requirements for at least the next 12 months. The Company may need to raise additional funds to support the execution of its long-term growth strategy through the line of credit from its principal shareholder or additional capital raises. There is no assurance that the Company will be able to raise additional capital.

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are as follows:

A.           Financial Statements in US dollars (“dollars”)

Most of the Company’s sales are made outside Israel.  Most sales outside Israel are denominated in dollars. Most purchases of materials and components, and most marketing costs, are denominated in dollars or are dollar-linked. Therefore, the currency of the primary economic environment in which the operations of the Company are conducted is the dollar, which is the functional currency of the Company.

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

B.           Estimates and assumptions in the financial statements

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. These are management's best estimates based on experience and historical data.  Actual results, however, may vary from these estimates. Significant items subject to such estimates and assumptions include inventory, share-based compensation, assumptions underlying assumed continuation as a going concern and other contingencies.

C.           Principles of consolidation

These consolidated financial statements include RiT Technologies Ltd. and its wholly-owned subsidiary in the United States. All intercompany transactions and balances were eliminated in consolidation.

D.           Cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of investment to be cash equivalents.

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

The balance sheet allowance for doubtful accounts for all periods through December 31, 2014 is determined as a specific amount for those accounts, collection of which is not probable.

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

Leasehold improvements depreciated over the shorter of the relevant lease period or their useful lives (mainly at 25%)

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

J.           Research and development costs

Research and development costs are expensed to the statement of operations as incurred.

K.          Government grants

When the Government of Israel approves a grant for research and development (see Note 5) the grants are recognized as receivables when the related research and development costs are incurred.

The grants are generally reflected as a reduction of research and development expenses. If the royalty payments for such grants are expected to be repaid in the foreseeable future then the grant is classified as a loan. Royalty expenses in respect of such grants are classified as part of cost of sales when the related sales are recognized.

L.           Allowance for product warranty

It is the Company's policy to grant a warranty for certain products.  The balance sheet provision for warranties for all periods through December 31, 2014 is determined based upon the Company’s experience regarding the relationship between sales and warranty expenses. The liability for product warranty at December 31, 2014 and 2013 was $100 thousand.

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

M.          Stock option plans

The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation -Stock Compensation as follows: When portions of an award vest in increments during the requisite service period (graded-vesting award), the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

N.           Impairment of Long-Lived Assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall long-lived assets, such as property, equipment and purchase intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. No impairment charges were recorded during 2014, 2013 and 2012.

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

Note 2 - Summary of Significant Accounting Policies (cont’d)

Q.           Net loss per share

Basic net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted net loss per share is computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year.

The total number of shares related to the outstanding options and warrants excluded from the calculations of diluted net loss per share due to their anti-dilutive effect was 2,855,240 stock options and warrants for the year ended December 31, 2014 (for the year ended December 31, 2013 – 2,746,071 stock options and warrants ; for the year ended December 31, 2012 – 552,386 stock options).

R.           Treasury Shares

Holdings of the Company’s shares by a consolidated subsidiary are presented as treasury stock, and are excluded from the calculation of loss per share.

S.	Fair value measurements

The Company's financial instruments consist mainly of cash and cash equivalents, accounts receivable, accounts payable and long-term loans.

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

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont’d)

T.           Recent Accounting Pronouncements

1.
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period and early adoption is not permitted. The standard can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

2.
In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements - Going Concern. ASU 2014-15 describes how an entity’s management should assess whether there are conditions and events that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the financial statements are issued.  Management should consider both quantitative and qualitative factors in making its assessment. If after considering management’s plans, substantial doubt about an entity’s going concern is alleviated, an entity shall disclose information in the footnotes that enables the users of the financial statements to understand the events that raised the going concern and how management’s plan alleviated this concern. If after considering management’s plans, substantial doubt about an entity’s going concern is not alleviated, the entity shall disclose in the footnotes indicating that a substantial doubt about the entity’s going concern exists within one year of the date of the issued financial statements.  Additionally, the entity shall disclose the events that led to this going concern and management’s plans to mitigate them. The new standard applies to all entities for the first annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The Company has not yet determined the effect of the standard on its ongoing financial reporting.

Note 3 - Property and Equipment, Net

Property and equipment, net, consist of the following:

	December 31
	2014	2013
	US$ thousands	US$ thousands
Cost
Research and development equipment	1,720	1,661
Manufacturing equipment	614	614
Office furniture and equipment	1,494	1,449
Leasehold improvements	227	242
	4,055	3,966
Accumulated depreciation	3,584	3,466

Property and equipment, net	471	500

Depreciation expense for the years ended December 31, 2014, 2013 and 2012 was US$178 thousand, US$174 thousand and US$190 thousand respectively.

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

Severance pay expense for the years ended December 31, 2014, 2013 and 2012 was $431 thousand , $369 thousand and $431 thousand, respectively.

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

As of December 31, 2014, total commitment payable to the OCS, excluding interest to date, amounted to approximately US$0.5 million for the Beamcaster solution products and approximately US$0.9 million for the Company’s IIM products.

Royalties expenses to the OCS are classified as part of cost of sales (see Note 8).

B.           Lease commitments

1.
Premises occupied by the Company are rented under various operating leases.

Minimum future rental payments due under the above leases, at rates in effect on December 31, 2014, are US$404 thousand and US$359 to be payable through 2015 and 2016 respectively.

Part of the lease agreements in Israel is secured by a bank guarantee in the amount of approximately US$22 thousand.

Lease expense was US$551 thousand, US$487 thousand and US$524 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Commitments and Contingencies (cont’d)

B.            Lease commitments (cont’d)

2.
The Company has several operating leases in respect of motor vehicles. These lease agreements expire on various dates up to 2017. Minimum future lease payments due under the above leases on December 31, 2014:

Year ending December 31	US$ thousands
2015	171
2016	55
2017	10

236

Lease expense was US$208 thousand, US$233 thousand and US$184 thousand for the years ended December 31, 2014, 2013 and 2012, respectively.

C.           Other commitments

As of December 31, 2014, bank guarantees in the amount of approximately US$16 thousand have been issued, for VAT commitments and customs duty on importation.

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

Note 5 - Commitments and Contingencies (cont’d)

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

Note 6 - Shareholders’ Equity

A.           Share Capital

1.	As of December 31, 2014, the number of the ordinary shares outstanding is 15,541,306.

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

Pursuant to the Convertible Loan Agreement, STINS COMAN agreed to extend to the Company an unsecured loan, originally of up to US$10 million (the “Maximum Amount”) at an annual interest rate of 2.47%. The Maximum Amount was increased several times via additional addendums signed on February 17, 2010, April 14, 2011, December 8, 2011, April 17, 2012, August 6, 2012, October 23, 2012 and August 12, 2014 and currently is US$45 million. At any time commencing October 1, 2009 through December 31, 2016, the Company may call and receive any portion of the loan from STINS COMAN, but no more than US$5 million at a time (up to the said Maximum Amount of US$45 million) and at intervals of at least 30 days between each call request.

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 6 - Shareholders’ Equity (cont’d)

A.            Share Capital (cont’d)

2.            (cont’d)

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

During 2014 and 2013 the Company drew approximately $4.0 million and $7.5 million, respectively, under the Convertible Loan Agreement and STINS COMAN has converted approximately $5.1 million and $8.5 million (principal and interest) into 2,778,088 and 2,053,398 ordinary shares, respectively.

As of December 31, 2014, the Company had drawn cumulatively approximately $30.9 million principal loan under the Convertible Loan Agreement and STINS COMAN has converted approximately $29.9 million (principal and interest) into 9,622,622 ordinary shares.

As of December 31, 2014, the balance of the loans the Company can call through December 31, 2016 amounted to approximately $14.1 million. See also Note 10 regarding additional loans received after the balance sheet date.

3.
On June 26, 2012 the Company purchased its indoor wireless optical network technology from a related party under common control, by exercising its purchase option, in accordance with the terms of a Technology Purchase Agreement, by and between RiT and the related party (the “Purchase Agreement”). Total purchase price for the sale and transfer of the technology and all rights thereto from the related party to RiT was $583 thousand plus revenue sharing equal to 3% of the proceeds actually received by RiT in return for any future sale of the Technology and/or for any future sale of products using the Technology.

It was agreed that the Purchase Price ($583 thousand) be recorded as a loan amount provided by the related party to RiT bearing an interest rate of 2.47% per annum and was to be repaid not later than eighteen (18) months following the closing date. The related party was granted with a right to convert the loan amount or any part thereof (together with interest accrued thereon), into RiT’s Shares with a conversion price per share equal to the NASDAQ closing price of RiT’s shares on the day RiT receives a written notice from the related party notifying its election of conversion.

The Company recorded the transfer of the technology at historical cost (net book value at the time of transfer). Any difference between the convertible loan amount of $583 thousand assumed and the historical cost of the net assets acquired was accounted as an equity transaction. The historical cost (net book value at the time of transfer and sale) of the technology at the time of the transfer of the technology on the related party books was deemed zero.

In September 2012, the related party converted the loan amount and interest accrued thereon into 218,813 ordinary shares pursuant to a Securities Purchase Agreement, dated as of September 10, 2012, reflecting a conversion price of $2.67 per share.

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 6 - Shareholders’ Equity (cont’d)

A.           Share Capital (cont’d)

4.
During the year ended December 31, 2013 the Company issued 16,028 shares and raised approximately US$55 thousand in an at-the-market offering of securities.  After deducting the expenses related to the offering, the Company recorded US$3 thousand , net of expenses, in the statement of shareholders’ equity via the at-the-market offering.

5.
On November 27, 2013 the Company closed a US$6 million underwritten public offering of  3,000,000 ordinary shares and warrants to purchase up to 1,500,000 ordinary shares at an offering price of $2.00 per share and $0.01 per warrant. In addition, the underwriter exercised its over-allotment option to purchase warrants to acquire an additional 225,000 ordinary shares at an offering price of $0.01 per warrant. The warrants have a per share exercise price of $2.50, are exercisable immediately, and expire 5 years from the date of issuance.  In addition, the Company issued the underwriters warrants to purchase up to an aggregate of five percent (5%) of the ordinary shares sold in the offering (150,000 warrants). These warrants are exercisable commencing 12 months after the closing of the public offering and are exercisable in whole or in part for four years thereafter  and have an exercise price equal to 125% of the offering price of the ordinary shares sold ($2.50). The warrants began trading on The NASDAQ Capital Market on November 22, 2013 under the symbol “RITTW.” A registration statement on Form F-1 relating to the offering was filed with the Securities and Exchange Commission. The net amount received by the Company from the offering, after deducting all offering expenses was $4,946 thousand. As of December 31, 2014, no warrants have been exercised and accordingly, 1,875,000 warrants with an exercise price of $2.50 are outstanding.

B.           Share options

At December 31, 2014, the Company has several employee compensation plans. The Company recognizes all employee stock based compensation as a cost in the financial statements at fair value.

The Company’s option awards are primarily subject to graded vesting over a service period.  In those cases, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award.

The fair value of each option grant is estimated on the measurement date using the Black-Scholes option pricing model with the following assumptions:

1.	The current price of the share is the market value of such shares at the date of issuance.

2.            Dividend yield of zero percent for all relevant periods.

3.	Average risk free interest rates are as follows:

Year ended December 31%
2014	1.29
2013	0.60
2012	0.50

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 6 - Shareholders’ Equity (cont’d)

B.           Share options (cont’d)

4.	Expected term of 1-4 years for each option granted, (mainly 4), represents the Company’s best estimate for the period of time that options granted are expected to be outstanding.

5.	Volatility ranged between 88.0% - 114.9%, 130.7% - 133.6% and 130.3% - 134.4% for options granted during the years ended December 31, 2014, 2013 and 2012, respectively.

The exercise price for options granted to employees are equal the fair value of the Company’s ordinary shares at the date of grant.

1.	RiT Technologies Ltd. 2003 Option Plan

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

As of December 31, 2014, the number of options granted under the 2003 Plan is 1,643,336 options and the number of options outstanding under the 2003 Plan is 976,690 options. As of December 31, 2014, 910,262 options are available for future grant (following an increase of 1,000,000 options to the options- reserve under the 2003 Option plan, approved by the Company’s Board of Directors in July 2013).

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

As of December 31, 2014, the number of options granted under the RiT Inc. Plan is 27,242 options and the number of options outstanding under the RiT Inc. Plan is 3,550 options. The RiT Inc. Plan expired during May 2009.

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 6 - Shareholders’ Equity (cont’d)

B.           Share options (cont’d)

3.	Stock Options granted under the Share Option Plans are as follows:

		Weighted Average	Weighted average grant date
	Number of
	options	exercise price	fair value
		US$	US$
Options unexercised as of January 1, 2012	261,320

Granted	338,038	3.77	3.69
Exercised	-	-	-
Expired	(6,240)	10.20	11.46
Forfeited	(40,732)	4.01	15.77

Options unexercised as of December 31, 2012	552,386

Granted	557,000	3.86	3.86
Exercised	-	-	-
Expired	(4,563)	9.71	12.82
Forfeited	(83,752)	3.81	3.81

Options unexercised as of December 31, 2013	1,021,071

Granted	132,608	1.31	0.91
Exercised	-	-	-
Expired	(29,564)	12.47	1.52
Forfeited	(143,875)	7.15	3.04

Options unexercised as of December 31, 2014	980,240

At December 31, 2014, total compensation cost related to option awards not yet recognized amount to $444 thousand and will be recognized in the statements of operations during fiscal years 2015 – 2017.

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 6 - Shareholders’ Equity (cont’d)

B.           Share options (cont’d)

The following table summarizes information about stock options outstanding as of December 31, 2014:

	Options outstanding			Options exercisable
	Number of	Weighted		Number of
	shares	average		exercisable
	unexercised as of	remaining	Average	shares as of	Average
	December 31	contractual	exercise	December 31	exercise
Rates of exercise	2014	life	price	2014	price
prices in US$		In years	US$		US$
1.00-2.99	132,608	5.70	1.31	-	-
3.00-3.80	502,600	1.89	3.56	441,987	3.59
4.00-5.44	337,192	3.12	4.28	193,894	4.25
7.50-9.84	1,500	1.86	9.60	1,500	9.60
10.24-14.88	6,340	1.26	14.88	6,340	14.88

	980,240			643,721

At December 31, 2014, options with an average exercise price of $3.91 were exercisable for 643,721 shares. At December 31, 2013, options with an average exercise price of $5.48 were exercisable for 462,660 shares.

Weighted average exercise prices for the options outstanding at December 31, 2014 and 2013 were $3.59 and $4.64, respectively.

Weighted average remaining contractual life of outstanding options at December 31, 2014 and 2013 was 2.82 and 4.27 years.

The Company recorded stock option expense of $841 thousand, $1,172 thousand and $301 thousand for the years ended December 31, 2014, 2013 and 2012, respectively, in relation to grants under its' share option plans.

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

Presented hereunder are the tax rates relevant to the Company in the years 2012-2014:
2012 – 25%
2013 – 25%
2014 – 26.5%

On August 5, 2013 the Knesset passed the Law for Changes in National Priorities (Legislative Amendments for Achieving Budget Objectives in the Years 2013 and 2014) – 2013, by which, inter alia, the corporate tax rate would be raised by 1.5% to a rate of 26.5% as from 2014.

B.           Tax benefits under the Law for Encouragement of Industry (Taxation), 1969

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

C.           Tax assessment and tax loss carry forwards

The Company has not received final tax assessments since its incorporation. In accordance with the provisions of the Income Tax Ordinance, tax returns submitted up to and including the 2010 tax year can be regarded as final. The Company's Israeli tax loss carry forward are denominated in NIS and approximates US$64.1 million as of December 31, 2014, and can be carried forward indefinitely against future taxable business income.

The U.S. subsidiary is taxed under the U.S. Federal and State income tax rules. As of December 31, 2014, the U.S. subsidiary has Federal tax loss carry forwards of approximately US$6.9 million, which will expire between 2017 and 2034. Following the change in control which occurred in the parent company in June 2008, the U.S. subsidiary might be exposed to an ownership change as defined in the Internal Revenue Code Section 382. An ownership change occurs when the ownership percentage of 5% or greater stockholders changes by more than 50% over a three-year period. As a result, the utilization of approximately US$1.5 million of the tax loss carry forwards in the U.S. subsidiary might be severely limited.

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 - Taxes on Income (cont’d)

D.           Deferred tax assets

Deferred tax assets and liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for income tax purposes.  Significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31
	2014	2013
	US$ thousands	US$ thousands
Deferred tax assets:
Allowance for doubtful accounts	211	163
Severance pay	68	47
Vacation pay	106	95
Research and development	701	1,023
Tax loss carry forwards	18,881	18,497
Total gross deferred tax assets	19,967	19,825

Valuation allowance	(19,967)	(19,825)

Net deferred tax assets	-	-

The net change in valuation allowance for the year ended December 31, 2014 was an increase of US$0.1 million (increase of US$4.3 million in 2013).

Deferred tax assets for future benefits are included where their realization is more likely than not.

Because of history of taxable losses, management believes that it is more likely than not that the results of future operations will not generate sufficient taxable income to realize the deferred tax assets. As such, the Company has recorded a full valuation allowance in regard of all its tax loss carry forwards as well as for other deductible temporary differences at December 31, 2014 and 2013.

E.	Loss before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense

The components of loss before income tax expense are as follows:

	Year ended December 31
	2014	2013	2012
Israel	(8,995)	(9,013)	(10,583)
United States	(404)	(515)	(524)

Loss before income tax expense	(9,399)	(9,528)	(11,107)

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 - Taxes on Income (cont’d)

E.	Loss before income tax expense and reconciliation of the theoretical income tax expense and the actual income tax expense (cont’d)

A reconciliation of the theoretical income tax expense, assuming all loss is taxed at the Israeli statutory income tax rate of 26.5% for the year ended December 31, 2014, 25% for the year ended December 31, 2013 and 2012, and the actual income tax expense, is as follows:

	Year ended December 31
	2014	2013	2012
	US$ thousands	US$ thousands	US$ thousands

Loss before income tax expense	(9,399)	(9,528)	(11,107)

Theoretical income tax benefit at Israeli
statutory tax rates	(2,491)	(2,382)	(2,777)
Non-deductible expense	27	28	15
Issuance of shares related expenses	(91)	(97)	-
Stock compensation expense	205	305	75
Change in valuation allowance	142	4,349	2,587
Adjustments arising from differences on the tax rate	(34)	(53)	(19)
Tax rate change	-	(1,023)	-
Difference in basis measurement between book
and tax	2,232	(1,201)	-
Others	10	74	119

Income tax expense for the reported year	-	-	-

F.           Accounting for uncertainty in income taxes

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

During 2014, 2013 and 2012 the Company and its subsidiary did not have any unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiary do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 - Supplementary Financial Statements Information

A.           Balance Sheets

1.            Cash and cash equivalents

Comprised of:

	December 31
	2014	2013
	US$ thousands	US$ thousands

Cash and deposits *	1,604	5,194

*
As of December 31, 2014, US$50 thousand (2013: US$56 thousand) is deposited in NIS bearing an average annual interest of 0.02% (2013: 0.15%). US$42 thousand (2013: US$42 thousand) was pledged against the Company's bank guarantees and the Company maintains balances in the account to cover this guarantee.

2.            Trade receivables, net

Trade receivables, net, consist of the following:

	December 31
	2014	2013
	US$ thousands	US$ thousands

Trade receivables	2,477	4,454
Less allowance for doubtful accounts (*)	(797)	(615)

	1,680	3,839

*           The following are the changes in the allowance for doubtful accounts:

Changes in the allowance for doubtful accounts

US$ thousands

Balance as of December 31, 2012	544
Additions	252
Deductions	(181)

Balance as of December 31, 2013	615
Additions	215
Deductions	(33)

Balance as of December 31, 2014	797

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 - Supplementary Financial Statements Information (cont’d)

A.           Balance Sheets (cont’d)

3.            Other current assets

Other current assets consist of the following:

	December 31
	2014	2013
	US$ thousands	US$ thousands
Receivables from the Government of Israel:
Value added tax authorities	61	93
Prepaid expenses	274	144

	335	237

4.	Inventories

Inventories consist of the following:

	December 31
	2014	2013
	US$ thousands	US$ thousands
Raw materials and subassemblies	2,051	2,252
Work in process	44	123
Finished products	1,522	1,272

	3,617	3,647

5.	Other payables and accrued liabilities

Other payables and accrued liabilities consist of the following:

	December 31
	2014	2013
	US$ thousands	US$ thousands
Employees and employee institutions	828	976
Accrued expenses	394	653
Provision for product warranty	100	100
Other	232	204

	1,554	1,933

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 - Supplementary Financial Statements Information (cont’d)

A.           Balance Sheets (cont’d)

6.            Fair value measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the financial instruments as of December 31, 2014 and 2013 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The carrying amounts of cash and cash equivalents, trade receivables, other current assets, trade payables and other payables approximate the fair value because of the short maturity of these instruments.

B.           Statements of operations

1.            Sales (1)

(a)          Classification of sales by geographical destination:

	Year ended December 31
	2014	2013	2012
	US$ thousands	US$ thousands	US$ thousands
United States	103	110	91
Europe	2,756	3,841	3,194
Israel	2,341	2,467	2,118
South and Latin America	711	1,817	1,184
Asia Pacific	598	2,717	1,677
Rest of the world	110	227	172

	6,619	11,179	8,436

(1)   Sales are attributed to geographical areas based on location of customers.
       The Company’s property and equipment is primarily located in Israel.

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 - Supplementary Financial Statements Information (cont’d)

B.            Statements of operations (cont’d)

(b)           Sales by major product lines:

	Year ended December 31
	2014	2013	2012
	US$ thousands	US$ thousands	US$ thousands
Enterprise Solution	6,619	11,090	8,430
Carrier Solution	-	89	6

	6,619	11,179	8,436

As of December 31,2014, the Company operates in one operating segment.

(c)	Principal customers:

During the fiscal year ended December 31, 2014 there were three customers that represented 20%, 14%, and 12% of total sales. During fiscal year 2013 there were three customers that represented 16%, 10%, and 10% of total sales. During 2012 there were four customers that represented 14%, 12%, 10% and 10% of total sales.

2.            Cost of sales

Cost of sales consists of the following:

	Year ended December 31
	2014	2013	2012
	US$ thousands	US$ thousands	US$ thousands
Payroll and related benefits	832	886	723
Materials purchased	2,059	4,261	3,233
Subcontracted work	1,281	2,469	2,218
Royalties to the OCS	18	37	-
Write-down of inventories	584	581	818
Other production costs	452	499	471

	5,226	8,733	7,463
Decrease in inventories	(30)	(869)	(398)

	5,196	7,864	7,065

In December 2012 the Company declared end-of-life of Carrier products and as a result the Company recorded an inventory write-off totaling approximately US$701 thousand.

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 - Supplementary Financial Statements Information (cont’d)

B.           Statements of operations (cont’d)

3.	Financing expense, net

Financing income, net, consists of the following:

	Year ended December 31
	2014	2013	2012
	US$ thousands	US$ thousands	US$ thousands
Expenses:
Interest on short-term credits and bank charges	(20)	(26)	(50)
Interest on long-term principle shareholder loan	(50)	(45)	(73)
Exchange translation income (expenses), net	(7)	(60)	71
	(77)	(131)	(52)
Income:
Interest from banks and others	-	2	4

Financing expense, net	(77)	(129)	(48)

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

See Note 10 regarding new distributor agreements signed with related parties and the receipt of additional convertible loans after the balance sheet date.

RiT Technologies Ltd. and Subsidiaries
Notes to the Consolidated Financial Statements

Note 9 - Related Parties Balances and Transactions (cont’d)

A.           Balances with related parties

The following related party balances are included in the balance sheets:

	December 31
	2014	2013
	US$ thousands	US$ thousands
Principal/controlling:
Trade receivables	287	398
Principle shareholder convertible loan	1,000	2,000

B.           Income from or expenses to related parties

The following related parties transactions are included in the statements of operations.

	Year ended December 31
	2014	2013	2012
	US$ thousands	US$ thousands	US$ thousands
Sales	433	1,120	329

Financing expense	50	45	73

Note 10 - Subsequent Events

1.	During January and February 2015 the Company entered into the following distributor agreements:

•
New Distributor Agreement with RiT CIS. In efforts to realign and improve the Company’s sales in the CIS market, the Company entered into a Distributor Agreement dated January 6, 2015, with 'RiT CIS Ltd., a Russian company affiliated with Stins Coman ("RiT CIS"), whereby the Company designated RiT CIS as its additional and non-exclusive distributor in said territory.

•
New Distributor Agreement with Stins Engineering. In efforts to increase the Company’s sales in Singapore and South Asia, the Company entered into a Distributor Agreement dated February 16, 2015 with Stins Engineering Pte Ltd. ("Stins Engineering"), a Singaporean company affiliated with Stins Coman, whereby the Company designated Stins Engineering as its non-exclusive distributor in said territory (excluding China and India).

2.	During January and March, 2015, the Company received additional loans in the amount of $1 million and $1 million, respectively, under the Convertible Loan Agreement as described in Note 6.